    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 21, 2008



                                           REGISTRATION STATEMENT NO. 333-152268
                                                                       811-21262


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    ---------

                                    FORM N-4



                REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             PRE-EFFECTIVE AMENDMENT NO. 1                               [X]
                              POST-EFFECTIVE AMENDMENT NO.                               [ ]
                                          AND
            REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
                                    AMENDMENT NO. 92                                     [X]





                        (Check Appropriate box or boxes.)

          METLIFE OF CT SEPARATE ACCOUNT ELEVEN FOR VARIABLE ANNUITIES
                           (Exact name of Registrant)

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                               (Name of Depositor)


           1300 HALL BOULEVARD, BLOOMFIELD, CONNECTICUT 06002 -- 2910

              (Address of Depositor's Principal Executive Offices) Depositor's Telephone Number, including area code: (860) 308-1000

                              MARIE C. SWIFT, ESQ.
                       METROPOLITAN LIFE INSURANCE COMPANY
                               501 BOYLSTON STREET
                                BOSTON, MA 02116
                     (Name and Address of Agent for Service)

                                    ---------

APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:

AS SOON AS PRACTICABLE FOLLOWING THE EFFECTIVENESS OF THE REGISTRATION
STATEMENT.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

TITLE OF SECURITIES BEING REGISTERED: INDIVIDUAL VARIABLE ANNUITY CONTRACTS

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                         VINTAGE 3(SM) VARIABLE ANNUITY
                         VINTAGE L(SM) VARIABLE ANNUITY
                         VINTAGE II(SM) VARIABLE ANNUITY
                   VINTAGE II (SERIES II)(SM) VARIABLE ANNUITY


                                    ISSUED BY

          METLIFE OF CT SEPARATE ACCOUNT ELEVEN FOR VARIABLE ANNUITIES

                    METLIFE INSURANCE COMPANY OF CONNECTICUT


                       SUPPLEMENT DATED NOVEMBER 24, 2008
                     TO THE PROSPECTUS DATED APRIL 28, 2008



1.  COMBINATION OF SEPARATE ACCOUNTS



Effective November 24, 2008, the Company combined MetLife of CT Separate Account Ten for Variable Annuities (the "Former Separate Account") with and into MetLife of CT Separate Account Eleven for Variable Annuities (the "Separate Account"). The Separate Account was established on November 14, 2002 and is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940, as amended.


In connection with the combination of the Former Separate Account with and into the Separate Account (the "Combination"), we transferred the assets of the Former Separate Account to the Separate Account and the Separate Account assumed the liabilities and contractual obligations of the Former Separate Account. ALL REFERENCES IN YOUR PROSPECTUS TO THE FORMER SEPARATE ACCOUNT NOW REFER TO THE SEPARATE ACCOUNT.

The Combination does not affect you in any way. More particularly:

     - There are no changes in our obligations or your rights and benefits under the Contract as a result of the Combination.
     - Your Contract Value is not affected by the Combination and no charges have been or will be imposed in connection therewith.
     - The Variable Funding Options available under your Contract have not changed as a result of the Combination.
     - Your Contract Value is allocated to the same Variable Funding Options (with the same Accumulation Unit values or Annuity Unit values) as it was before the Combination.
     - The Combination does not result in any federal income tax consequences to you.


After the Combination, the financial statements will report assets and liabilities on a combined basis. The financial statements also will combine any subaccounts that invest in the same Variable Funding Option and illustrate unit values as a range.


If you have any questions, please contact us at 800-842-9325.

2.  FEE TABLES



Expenses shown in the fee tables do not include any premium taxes of up to 3.5% (see "Charges and Deductions--Premium Tax") or other taxes, which may apply.



3.  THE ANNUITY CONTRACT--THE VARIABLE FUNDING OPTIONS



Each Underlying Fund has different investment objectives and risks. THE UNDERLYING FUND PROSPECTUSES CONTAIN MORE DETAILED INFORMATION ON EACH UNDERLYING FUND'S INVESTMENT STRATEGY, INVESTMENT ADVISERS AND ITS FEES. YOU MAY OBTAIN AN UNDERLYING FUND PROSPECTUS BY CALLING 800-842-9325 OR THROUGH YOUR REGISTERED REPRESENTATIVE. YOU SHOULD READ THE PROSPECTUSES FOR THE UNDERLYING FUNDS CAREFULLY. We do not guarantee the investment results of the Underlying Funds.



4.  OTHER INFORMATION--CONFORMITY WITH STATE AND FEDERAL LAWS



The Prospectus describes all material features and benefits of the Contract. The language in the Prospectus determines your rights under the federal securities laws.



5.  OTHER INFORMATION--THE INSURANCE COMPANY



Effective September 22, 2008, the Company is located at 1300 Hall Boulevard, Bloomfield, Connecticut 06002-2910. Please note, however, that for the purpose of administering your Contract, the addresses indicated in the definition of "Home Office" in the Glossary remain the same.



        THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE

                   VINTAGE II(SM) VARIABLE ANNUITY PROSPECTUS:

           METLIFE OF CT SEPARATE ACCOUNT NINE FOR VARIABLE ANNUITIES
            METLIFE OF CT SEPARATE ACCOUNT TEN FOR VARIABLE ANNUITIES
                                 APRIL 28, 2008

This prospectus describes VINTAGE II VARIABLE ANNUITY, a flexible premium deferred variable annuity contract (the "Contract") issued by MetLife Insurance Company of Connecticut. The Contract is available in connection with certain retirement plans that qualify for special federal income tax treatment ("Qualified Contracts") as well as those that do not qualify for such treatment ("Non-qualified Contracts"). We may issue it as an individual contract or as a group contract. When we issue a group contract, you will receive a certificate summarizing the Contract's provisions. For convenience, we refer to contracts and certificates as "Contracts."

You can choose to have your premium ("Purchase Payments") accumulate on a variable and/or, subject to availability, fixed basis in one or more of our funding options. Your Contract Value before the Maturity Date and the amount of monthly income afterwards will vary daily to reflect the investment experience of the Variable Funding Options you select. You bear the investment risk of investing in the Variable Funding Options. The Variable Funding Options available as of April 28, 2008 are:

AMERICAN FUNDS INSURANCE SERIES(R) -- CLASS 2      Harris Oakmark International
  American Funds Global Growth Fund                   Portfolio -- Class A
  American Funds Growth Fund                       Janus Forty Portfolio -- Class A
  American Funds Growth-Income Fund                Lazard Mid Cap Portfolio -- Class B
FIDELITY(R) VARIABLE INSURANCE PRODUCTS            Lord Abbett Growth and Income
  Contrafund(R) Portfolio -- Service Class            Portfolio -- Class B
  Mid Cap Portfolio -- Service Class 2             Lord Abbett Mid Cap Value
FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS        Portfolio -- Class B
  TRUST -- CLASS 2                                 Met/AIM Capital Appreciation
  Franklin Income Securities Fund                     Portfolio -- Class A
  Templeton Foreign Securities Fund                Met/AIM Small Cap Growth Portfolio -- Class
JANUS ASPEN SERIES -- SERVICE SHARES                  A
  Mid Cap Growth Portfolio                         MFS(R) Emerging Markets Equity
LEGG MASON PARTNERS VARIABLE EQUITY TRUST             Portfolio -- Class B
  Legg Mason Partners Variable Aggressive          PIMCO Inflation Protected Bond
     Growth Portfolio -- Class I                      Portfolio -- Class A
  Legg Mason Partners Variable Appreciation        Pioneer Fund Portfolio -- Class A
     Portfolio -- Class I                          Pioneer Strategic Income Portfolio -- Class
  Legg Mason Partners Variable Capital and            A
     Income Portfolio -- Class II                  Third Avenue Small Cap Value
  Legg Mason Partners Variable Equity Index           Portfolio -- Class B
     Portfolio -- Class II                       METROPOLITAN SERIES FUND, INC.
  Legg Mason Partners Variable Global Equity       BlackRock Aggressive Growth
     Portfolio                                        Portfolio -- Class D
  Legg Mason Partners Variable Investors           BlackRock Bond Income Portfolio -- Class E
     Portfolio -- Class I                          Capital Guardian U.S. Equity
  Legg Mason Partners Variable Mid Cap Core           Portfolio -- Class A
     Portfolio -- Class I                          FI Large Cap Portfolio -- Class A
LEGG MASON PARTNERS VARIABLE INCOME TRUST          FI Value Leaders Portfolio -- Class D
  Legg Mason Partners Variable Adjustable          MetLife Aggressive Allocation
     Rate Income Portfolio                            Portfolio -- Class B
  Legg Mason Partners Variable High Income         MetLife Conservative Allocation
     Portfolio                                        Portfolio -- Class B
  Legg Mason Partners Variable Money Market        MetLife Conservative to Moderate Allocation
     Portfolio                                        Portfolio -- Class B
MET INVESTORS SERIES TRUST                         MetLife Moderate Allocation
  BlackRock Large Cap Core Portfolio -- Class         Portfolio -- Class B
     E                                             MetLife Moderate to Aggressive Allocation
  Clarion Global Real Estate                          Portfolio -- Class B
     Portfolio -- Class A                          MFS(R) Total Return Portfolio -- Class F
  Dreman Small Cap Value Portfolio -- Class A      MFS(R) Value Portfolio -- Class A
                                                   Oppenheimer Global Equity
                                                      Portfolio -- Class B
                                                 PIMCO VARIABLE INSURANCE
                                                   TRUST -- ADMINISTRATIVE CLASS
                                                   Total Return Portfolio


     Certain Variable Funding Options have been subject to a merger, substitution or other change. Please see "Appendix C -- Additional Information Regarding Underlying Funds" for more information.

THE CONTRACT IS NO LONGER OFFERED TO NEW PURCHASERS.

This prospectus provides the information that you should know before investing in the Contract. Please keep this prospectus for future reference.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

VARIABLE ANNUITY CONTRACTS ARE NOT DEPOSITS OF ANY BANK, AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

                                TABLE OF CONTENTS





                                                                          PAGE
                                                                          ----
GLOSSARY................................................................     3
SUMMARY.................................................................     5
FEE TABLE...............................................................     9
CONDENSED FINANCIAL INFORMATION.........................................    14
THE ANNUITY CONTRACT....................................................    14
Contract Owner Inquiries................................................    15
Purchase Payments.......................................................    15
Accumulation Units......................................................    16
The Variable Funding Options............................................    16
FIXED ACCOUNT...........................................................    22
CHARGES AND DEDUCTIONS..................................................    22
General.................................................................    22
Withdrawal Charge.......................................................    23
Free Withdrawal Allowance...............................................    24
Transfer Charge.........................................................    24
Administrative Charges..................................................    24
Mortality and Expense Risk Charge.......................................    24
Variable Liquidity Benefit Charge.......................................    25
Enhanced Stepped-Up Provision Charge....................................    25
Guaranteed Minimum Withdrawal Benefit Charge............................    25
Variable Funding Option Expenses........................................    25
Premium Tax.............................................................    25
Changes in Taxes Based upon Premium or Value............................    25
TRANSFERS...............................................................    25
Market Timing/Excessive Trading.........................................    26
Dollar Cost Averaging...................................................    28
ACCESS TO YOUR MONEY....................................................    29
Systematic Withdrawals..................................................    29
OWNERSHIP PROVISIONS....................................................    30
Types of Ownership......................................................    30
Contract Owner..........................................................    30
Beneficiary.............................................................    30
Annuitant...............................................................    30
DEATH BENEFIT...........................................................    31
Death Proceeds before the Maturity Date.................................    31
Enhanced Stepped-Up Provision ("E.S.P.")................................    33
Payment of Proceeds.....................................................    34
Spousal Contract Continuance (subject to availability--does not apply if
  a non-spouse is a joint owner)........................................    36
Beneficiary Contract Continuance (not permitted for non-natural
  beneficiaries)........................................................    36
Planned Death Benefit...................................................    37
Death Proceeds after the Maturity Date..................................    37
LIVING BENEFITS.........................................................    37
Guaranteed Minimum Withdrawal Benefit ("GMWB" or "Principal
  Guarantee")...........................................................    37
THE ANNUITY PERIOD......................................................    43
Maturity Date...........................................................    43
Allocation of Annuity...................................................    43
Variable Annuity........................................................    44
Fixed Annuity...........................................................    44
PAYMENTS OPTIONS........................................................    44
Election of Options.....................................................    44
Annuity Options.........................................................    45
Variable Liquidity Benefit..............................................    45
MISCELLANEOUS CONTRACT PROVISIONS.......................................    45
Right to Return.........................................................    45
Termination.............................................................    46
Required Reports........................................................    46
Suspension of Payments..................................................    46
THE SEPARATE ACCOUNTS...................................................    46
Performance Information.................................................    47
FEDERAL TAX CONSIDERATIONS..............................................    47
General Taxation of Annuities...........................................    48
Types of Contracts: Qualified and Non-qualified.........................    48
Qualified Annuity Contracts.............................................    48
Taxation of Qualified Annuity Contracts.................................    49
Mandatory Distributions for Qualified Plans.............................    49
Individual Retirement Annuities.........................................    50
Roth IRAs...............................................................    50
TSAs (ERISA and Non-ERISA)..............................................    50
Non-qualified Annuity Contracts.........................................    52
Diversification Requirements for Variable Annuities.....................    53
Ownership of the Investments............................................    54
Taxation of Death Benefit Proceeds......................................    54
Other Tax Considerations................................................    54
Treatment of Charges for Optional Benefits..............................    54
Guaranteed Minimum Withdrawal Benefits..................................    54
Puerto Rico Tax Considerations..........................................    55
Non-Resident Aliens.....................................................    55
Tax Credits and Deductions..............................................    55
OTHER INFORMATION.......................................................    55
The Insurance Company...................................................    55
Financial Statements....................................................    56
Distribution of Variable Annuity Contracts..............................    56
Conformity with State and Federal Laws..................................    57
Voting Rights...........................................................    57
Restrictions on Financial Transactions..................................    57
Legal Proceedings.......................................................    57
APPENDIX A: CONDENSED FINANCIAL INFORMATION FOR METLIFE OF CT SEPARATE
  ACCOUNT NINE FOR VARIABLE ANNUITIES...................................   A-1
APPENDIX B: CONDENSED FINANCIAL INFORMATION FOR METLIFE OF CT SEPARATE
  ACCOUNT TEN FOR VARIABLE ANNUITIES....................................   B-1
APPENDIX C: ADDITIONAL INFORMATION REGARDING UNDERLYING FUNDS...........   C-1
APPENDIX D: THE FIXED ACCOUNT...........................................   D-1

                                    GLOSSARY

ACCUMULATION UNIT -- an accounting unit of measure used to calculate the value of this Contract before Annuity Payments begin.

ANNUITANT -- the person on whose life the Maturity Date and Annuity Payments depend.

ANNUITY PAYMENTS -- a series of periodic payments (a) for life; (b) for life with a minimum number of payments; (c) for the joint lifetime of the Annuitant and another person, and thereafter during the lifetime of the survivor; or (d) for a fixed period.

ANNUITY UNIT -- an accounting unit of measure used to calculate the amount of Annuity Payments.

CASH SURRENDER VALUE -- the Contract Value less any withdrawal charge and premium tax not previously deducted.

CODE -- the Internal Revenue Code of 1986, as amended, and all related laws and regulations that are in effect during the term of this Contract.

CONTINGENT ANNUITANT -- the individual who becomes the Annuitant when the Annuitant who is not the owner dies prior to the Maturity Date.

CONTRACT DATE -- the date on which the Contract is issued.

CONTRACT OWNER (YOU) -- the person named in the Contract (on the specifications page) as the owner of the Contract.

CONTRACT VALUE -- Purchase Payments, plus or minus any investment experience on the amounts allocated to the variable funds or interest on amounts allocated to the Fixed Account, adjusted by any applicable charges and withdrawals.

CONTRACT YEARS -- twelve month periods beginning with the Contract Date.

DEATH REPORT DATE -- the day on which we have received 1) Due Proof of Death and
2) written payment instructions or election of spousal or beneficiary contract continuation.

DUE PROOF OF DEATH -- (i) a copy of a certified death certificate; (ii) a copy of a certified decree of a court of competent jurisdiction as to the finding of death; (iii) a written statement by a medical doctor who attended the deceased; or (iv) any other proof satisfactory to us.

FIXED ACCOUNT -- an account that consists of all of the assets under this Contract other than those in the Separate Account.

HOME OFFICE -- the Home Office of MetLife Insurance Company of Connecticut or any other office that we may designate for the purpose of administering this Contract. For transfer, withdrawal, surrender, and (if applicable) loan requests, our Home Office address is: MetLife, P.O. Box 10366, Des Moines, IA 50306-0366 (for overnight delivery or courier service only: 4700 Westown Parkway, Suite 200, West Des Moines, IA 50266). For Purchase Payments and (if applicable) loan repayments, our Home Office address is: MetLife, P.O. Box 371857, Pittsburgh, PA 15250-7857.

MATURITY DATE -- the date on which the Annuity Payments are to begin.

PAYMENT OPTION -- an annuity option elected under your Contract.

PURCHASE PAYMENT -- any premium paid by you to initiate or supplement this Contract.

QUALIFIED CONTRACT -- a contract used in a retirement plan or program that is intended to qualify under Sections 401, 403, 408, 408A or 414(d) of the Code.

SEPARATE ACCOUNT -- a segregated account registered with the Securities and Exchange Commission ("SEC"), the assets of which are invested solely in the Underlying Funds. The assets of the Separate Account are held exclusively for the benefit of Contract Owners.

SUBACCOUNT -- that portion of the assets of a Separate Account that is allocated to a particular Underlying Fund.

UNDERLYING FUND -- a portfolio of an open-end management investment company that is registered with the SEC in which the Subaccounts invest.

VALUATION DATE -- a date on which a Subaccount is valued.

VALUATION PERIOD -- the period between successive valuations.

VARIABLE FUNDING OPTION -- a Subaccount of the Separate Account that invests in an Underlying Fund.

WE, US, OUR -- MetLife Insurance Company of Connecticut.

WRITTEN REQUEST -- written information sent to us in a form and content satisfactory to us and received at our Home Office.

YOU, YOUR -- "You" is the Contract Owner and a natural person, a trust established for the benefit of a natural person or a charitable remainder trust.

                                    SUMMARY:

                           VINTAGE II VARIABLE ANNUITY

THIS SUMMARY DETAILS SOME OF THE MORE IMPORTANT POINTS THAT YOU SHOULD KNOW AND CONSIDER BEFORE PURCHASING THE CONTRACT. PLEASE READ THE ENTIRE PROSPECTUS CAREFULLY.

WHAT COMPANY WILL ISSUE MY CONTRACT? Your issuing company is MetLife Insurance Company of Connecticut ("the Company," "We" or "Us"). The Company sponsors MetLife of CT Separate Account Nine for Variable Annuities ("Separate Account Nine") and MetLife of CT Separate Account Ten for Variable Annuities ("Separate Account Ten"), each a segregated account ("Separate Account"). Prior to December 7, 2007, Separate Account Ten was sponsored by MetLife Life and Annuity Company of Connecticut ("MLACC"). On that date, MLACC merged with and into the Company, and the Company became the sponsor of Separate Account Ten. When we refer to the Separate Account, we are referring to Separate Account Nine, except where the Contract was originally issued by MLACC, in which case, we are referring to Separate Account Ten.

THE CONTRACT IS NO LONGER AVAILABLE FOR SALE. It does continue to accept Purchase Payments from existing Contract Owners.

For contracts issued in New York, a waiver of the withdrawal charge may apply to all Annuity Payments.

CAN YOU GIVE ME A GENERAL DESCRIPTION OF THE CONTRACT? We designed the Contract for retirement savings or other long-term investment purposes. The Contract provides a death benefit as well as guaranteed payout options. You direct your payment(s) to one or more of the Variable Funding Options and/or to the Fixed Account that is part of our general account (the "Fixed Account"). We guarantee money directed to the Fixed Account as to principal and interest. The Variable Funding Options fluctuate with the investment performance of the Underlying Funds and are not guaranteed. You can also lose money in the Variable Funding Options.

The Contract, like all deferred variable annuity contracts, has two phases: the accumulation phase and the payout phase (annuity period). During the accumulation phase generally, under a Qualified Contract, your pre-tax contributions accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal, presumably when you are in a lower tax bracket. During the accumulation phase, under a Non-qualified Contract, earnings on your after-tax contributions accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal. The payout phase occurs when you begin receiving payments from your Contract. The amount of money you accumulate in your Contract determines the amount of income (Annuity Payments) you receive during the payout phase.

During the payout phase, you may choose one of a number of annuity options. You may receive income payments in the form of a variable annuity, a fixed annuity, or a combination of both. If you elect variable income payments, the dollar amount of your payments may increase or decrease. Once you choose one of the annuity options and begin to receive payments, it cannot be changed.

WHO CAN PURCHASE THIS CONTRACT? The Contract is available for use in connection with (1) individual non-qualified purchases; (2) rollovers from Individual Retirement Annuities (IRAs); (3) rollovers from other qualified retirement plans and (4) beneficiary-directed transfers of death proceeds from another contract. Qualified Contracts include contracts qualifying under Section 401(a), 403(b), 408(b) or 408A of the Code. Purchase of this Contract through a tax qualified retirement plan ("Plan") does not provide any additional tax deferral benefits beyond those provided by the Plan. Accordingly, if you are purchasing this Contract through a Plan, you should consider purchasing this Contract for its death benefit, annuity option benefits, and other non-tax-related benefits.

The Contract is no longer available for sale. You may make additional payments of at least $500 at any time during the accumulation phase. No additional payments are allowed if this Contract is purchased with a beneficiary-directed transfer of death proceeds. If your Contract was issued as a Qualified Contract under Section 403(b) of the Code in a 90-24 transfer completed on or before September 24, 2007, we urge you to consult with your tax advisor prior to making additional purchase payments (if permitted) as significant adverse tax consequences may result from such additional payments. (See "Federal Tax Considerations.")

CAN I EXCHANGE MY CURRENT ANNUITY CONTRACT FOR THIS CONTRACT? The Code generally permits you to exchange one annuity contract for another in a "tax-free exchange." Therefore, you can transfer the proceeds from another annuity contract to purchase this Contract. Before making an exchange to acquire this Contract, you should carefully compare this Contract to your current contract. You may have to pay a surrender charge under your current contract to exchange it for this Contract, and this Contract has its own surrender charges that would apply to you. The other fees and charges under this Contract may be higher or lower and the benefits may be different than those of your current contract. In addition, you may have to pay federal income or penalty taxes on the exchange if it does not qualify for tax-free treatment. You should not exchange another contract for this Contract unless you determine, after evaluating all the facts, the exchange is in your best interests. Remember that the person selling you the Contract generally will earn a commission on the sale.

IS THERE A RIGHT TO RETURN PERIOD? If you cancel the Contract within ten days after you receive it, you will receive a full refund of your Contract Value plus any Contract charges and premium taxes you paid (but not fees and charges assessed by the Underlying Funds). Where state law requires a different right to return period, or the return of Purchase Payments, the Company will comply. You bear the investment risk on the Purchase Payment allocated to a Variable Funding Option during the right to return period; therefore, the Contract Value we return may be greater or less than your Purchase Payment.

If you purchased your Contract as an Individual Retirement Annuity, and you return it within the first seven days after delivery, or longer if your state law permits, we will refund your full Purchase Payment. During the remainder of the right to return period, we will refund your Contract Value (including charges we assessed). We will determine your Contract Value at the close of business (generally, 4:00 p.m., Eastern Time) on the day we receive a Written Request for a refund.

CAN YOU GIVE A GENERAL DESCRIPTION OF THE VARIABLE FUNDING OPTIONS AND HOW THEY OPERATE? The Variable Funding Options represent Subaccounts of the Separate Account. At your direction, the Separate Account, through its Subaccounts, uses your Purchase Payments to purchase shares of one or more of the Underlying Funds that holds securities consistent with its own investment policy. Depending on market conditions, you may make or lose money in any of these Variable Funding Options.

You can transfer among the Variable Funding Options as frequently as you wish without any current tax implications. Currently there is no charge for transfers, nor a limit to the number of transfers allowed. We may, in the future, charge a fee for any transfer request, or limit the number of transfers allowed. At a minimum, we would always allow one transfer every six months. We reserve the right to restrict transfers that we determine will disadvantage other Contract Owners. You may transfer between the Fixed Account and the Variable Funding Options twice a year (during the 30 days after the six-month Contract Date anniversary), provided the amount is not greater than 15% of the Fixed Account value on that date. Where permitted by state law, we also reserve the right to restrict transfers into the Fixed Account if the credited interest rate is equal to the minimum guaranteed interest rate specified under the Contract. Amounts previously transferred from the Fixed Account to the Variable Funding Options may not be transferred back to the Fixed Account for a period of at least six months from the date of the transfer.

WHAT EXPENSES WILL BE ASSESSED UNDER THE CONTRACT? The Contract has insurance features and investment features, and there are costs related to each. We deduct an administrative expense charge and a mortality and expense risk ("M&E") charge each business day from amounts you allocate to the Separate Account. We deduct the administrative expense charge at an annual rate of 0.15% and deduct the M&E charge at an annual rate of 1.15% for the Standard Death Benefit, 1.25% for the Step-Up Death Benefit, and 1.40% for the Roll-Up Death Benefit. For Contracts with a value of less than $40,000, we also deduct an annual Contract administrative charge of $30. Each Underlying Fund also charges for management costs and other expenses.

We will apply a withdrawal charge to withdrawals from the Contract, and will calculate it as a percentage of the Purchase Payments. The maximum percentage is 6%, decreasing to 0% after seven full years. (This includes withdrawals resulting from a request to divide the Contract Value due to divorce.)

If you select the Enhanced Stepped-Up Provision ("E.S.P."), an additional 0.20% annually will be deducted each business day from amounts in the Variable Funding Options. THIS PROVISION IS NOT AVAILABLE TO A CUSTOMER WHEN EITHER THE ANNUITANT OR OWNER IS AGE 76 OR OLDER ON THE RIDER EFFECTIVE DATE.

If you elect a Guaranteed Minimum Withdrawal Benefit ("GMWB") rider, a charge will be deducted each business day from amounts in the Variable Funding Options. There are three GMWB rider options, and the current charge for each rider, on an annual basis, is as follows: GMWB I: 0.40%; GMWB II: 0.50%; and GMWB III: 0.25%. Your current charge will not change unless you are able to reset your benefits, at which time we may modify the charge, which will never exceed 1.00%.

If the Variable Liquidity Benefit is selected, there is a maximum charge of 6% of the amounts withdrawn. Please refer to "Payment Options" for a description of this benefit.

HOW WILL MY PURCHASE PAYMENTS AND WITHDRAWALS BE TAXED? Generally, the payments you make to a Qualified Contract during the accumulation phase are made with before-tax dollars. Generally, you will be taxed on your Purchase Payments and on any earnings when you make a withdrawal or begin receiving Annuity Payments. Under a Non-qualified Contract, payments to the Contract are made with after-tax dollars, and earnings will generally accumulate tax-deferred. You will be taxed on these earnings when they are withdrawn from the Contract. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal penalty tax on the amount withdrawn.

For owners of Qualified Contracts, if you reach a certain age, you may be required by federal tax laws to begin receiving payments from your annuity or risk paying a penalty tax. In those cases, we can calculate and pay you the minimum required distribution amounts (see "Access to Your Money -- Systematic Withdrawals").

HOW MAY I ACCESS MY MONEY? You can take withdrawals any time during the accumulation phase. Withdrawal charges may apply, as well as income taxes, and/or a penalty tax on amounts withdrawn.

WHAT IS THE DEATH BENEFIT UNDER THE CONTRACT? You may choose to purchase the Standard, Step-Up or Roll-Up Death Benefit. The death benefit applies upon the first death of the Contract Owner, joint owner, or Annuitant. Assuming you are the Annuitant, the death benefit is as follows: If you die before the Contract is in the payout phase, the person you have chosen as your beneficiary will receive a death benefit. We calculate the death benefit value at the close of the business day on which our Home Office receives (1) Due Proof of Death and
(2) written payment instructions or (3) the election of spousal contract continuance. Please refer to the Death Benefit section in the prospectus for more details.

WHERE MAY I FIND OUT MORE ABOUT ACCUMULATION UNIT VALUES? The Condensed Financial Information in Appendix A or Appendix B to this prospectus provides more information about Accumulation Unit values.

ARE THERE ANY ADDITIONAL FEATURES? This Contract has other features you may be interested in. These include:

     - DOLLAR COST AVERAGING. This is a program that allows you to invest a fixed amount of money in Variable Funding Options each month, theoretically giving you a lower average cost per unit over time than a single one-time purchase. Dollar Cost Averaging requires regular investments regardless of fluctuating price levels, and does not guarantee profits or prevent losses in a declining market. Potential investors should consider their financial ability to continue purchases through periods of low price levels.

     - SYSTEMATIC WITHDRAWAL OPTION. Before the Maturity Date, you can arrange to have money sent to you at set intervals throughout the year. Of course, any applicable income and penalty taxes will apply on amounts withdrawn. Withdrawals in excess of the annual free withdrawal allowance may be subject to a withdrawal charge.

     - AUTOMATIC REBALANCING. You may elect to have the Company periodically reallocate the values in your Contract to match the rebalancing allocation selected.

     - MANAGED DISTRIBUTION PROGRAM. This program allows us to automatically calculate and distribute to you, in November of the applicable tax year, an amount that will satisfy the Internal Revenue Service's minimum distribution requirements imposed on certain Contracts once the owner reaches age 70 1/2 or retires. These minimum distributions occur during the accumulation phase.

     - ENHANCED STEPPED-UP PROVISION ("E.S.P."). For an additional charge, the total death benefit payable may be increased based on the earnings in your Contract.

     - SPOUSAL CONTRACT CONTINUANCE (SUBJECT TO AVAILABILITY). If your spouse is named as an owner and/or beneficiary, and you die prior to the Maturity Date, your spouse may elect to continue the Contract as owner rather than have the death benefit paid to the beneficiary. This feature applies to a spousal joint Contract Owner and/or beneficiary only.

     - BENEFICIARY CONTRACT CONTINUANCE (NOT PERMITTED FOR NON-NATURAL BENEFICIARIES). If you die before the Maturity Date, and if the value of any beneficiary's portion of the death benefit is between $20,000 and $1,000,000 as of the date of your death, that beneficiary may elect to continue his/her portion of the

          Contract and take required distributions over time, rather than have the death benefit paid to the beneficiary in a lump sum.

     - GUARANTEED MINIMUM WITHDRAWAL BENEFIT ("GMWB" OR "PRINCIPAL GUARANTEE"). For an additional charge, we will guarantee the periodic return of your investment. Under this benefit, we will pay you a percentage of your investment every year until your investment has been returned in full, regardless of market performance. Depending on when you elect to begin receiving payments and which GMWB rider you select, the maximum amount of your investment that you receive each year is 5% or 10%. When you add Purchase Payments to your Contract, we include them as part of the guarantee. In the future, however, we may discontinue including additional Purchase Payments as part of the guarantee. The guarantee is subject to restrictions on withdrawals and other restrictions.

                                    FEE TABLE

--------------------------------------------------------------------------------

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract. The first table describes the fees and expenses that you will pay at the time that you buy the Contract, surrender the Contract, or transfer Contract Value between Variable Funding Options. Expenses shown do not include premium taxes, which may be applicable.

CONTRACT ADMINISTRATIVE CHARGE

WITHDRAWAL CHARGE.......................................   6%(1)
(as a percentage of the Purchase Payments withdrawn)



TRANSFER CHARGE.........................................   $10(2)
(assessed on transfers that exceed 12 per year)


VARIABLE LIQUIDITY BENEFIT CHARGE.......................   6%(3)
(as a percentage of the present value of the remaining
  Annuity Payments that are surrendered. The interest
  rate used to calculate this present value is 1% higher
  than the Assumed (Daily) Net Investment Factor used to
  calculate The Annuity Payments.)


The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including Underlying Fund fees and expenses.

CONTRACT ADMINISTRATIVE CHARGES

ANNUAL CONTRACT ADMINISTRATIVE CHARGE...................   $30(4)


---------
(1) The withdrawal charge declines to zero after the Purchase Payment has been in the Contract for seven years. The charge is as follows:

     YEARS SINCE PURCHASE PAYMENT MADE
------------------------------------------
GREATER THAN OR EQUAL TO     BUT LESS THAN    WITHDRAWAL CHARGE
------------------------     -------------    -----------------
         0 years                3 years               6%
         3 years                5 years               5%
         5 years                6 years               4%
         6 years                7 years               3%
        7 + years                  --                 0%


(2)   We do not currently assess the transfer charge.
(3) This withdrawal charge only applies when you surrender the Contract after beginning to receive Annuity Payments. The Variable Liquidity Benefit Charge declines to zero after seven years. The charge is as follows:

   YEARS SINCE INITIAL PURCHASE PAYMENT
------------------------------------------
GREATER THAN OR EQUAL TO     BUT LESS THAN    WITHDRAWAL CHARGE
------------------------     -------------    -----------------
         0 years                3 years               6%
         3 years                5 years               5%
         5 years                6 years               4%
         6 years                7 years               3%
        7 + years                  --                 0%


(4) We do not assess this charge if Contract Value is $40,000 or more on the fourth Friday of each August.

ANNUAL SEPARATE ACCOUNT CHARGES:
(as a percentage of the average daily net assets of the Separate Account)

We will assess a minimum mortality and expense risk charge ("M&E") of 1.15% and a maximum administrative expense charge of 0.15% on all contracts. In addition, for optional features there is a 0.20% charge for E.S.P., a 0.40% current charge (maximum of 1.00% upon reset) for GMWB I, a 0.50% current charge (maximum of 1.00% upon reset) for GMWB II, and a 0.25% charge for GMWB III. Below is a summary of all charges that may apply, depending on the death benefit and optional features you select:

                                              STANDARD DEATH BENEFIT    STEP-UP DEATH BENEFIT    ROLL-UP DEATH BENEFIT
                                              ----------------------    ---------------------    ---------------------
Mortality and Expense Risk Charge.........           1.15%(5)                  1.25%(5)                 1.40%(5)
Administrative Expense Charge.............           0.15%                     0.15%                    0.15%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH
  NO OPTIONAL FEATURES SELECTED...........           1.30%                     1.40%                    1.55%
Optional E.S.P. Charge....................           0.20%                     0.20%                    0.20%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH
  E.S.P. ONLY SELECTED....................           1.50%                     1.60%                    1.75%
Optional GMWB I Charge (maximum upon
  reset)..................................           1.00%(6)                  1.00%(6)                 1.00%(6)
Optional GMWB II Charge (maximum upon
  reset)..................................           1.00%(6)                  1.00%(6)                 1.00%(6)
Optional GMWB III Charge..................           0.25%                     0.25%                    0.25%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH
  GMWB I ONLY SELECTED....................           2.30%                     2.40%                    2.55%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH
  GMWB II ONLY SELECTED...................           2.30%                     2.40%                    2.55%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH
  GMWB III ONLY SELECTED..................           1.55%                     1.65%                    1.80%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH
  E.S.P. AND GMWB I SELECTED..............           2.50%                     2.60%                    2.75%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH
  E.S.P. AND GMWB II SELECTED.............           2.50%                     2.60%                    2.75%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH
  E.S.P. AND GMWB III SELECTED............           1.75%                     1.85%                    2.00%


---------
(5) We are waiving the Mortality and Expense Risk charge in an amount equal to the underlying fund expenses that are in excess of 0.90% for the Subaccount investing in the Harris Oakmark International Portfolio, an amount equal to the Underlying Fund expenses that are in excess of 0.87% for the Subaccount investing in the Lord Abbett Growth and Income Portfolio, an amount equal to the Underlying Fund expenses that are in excess of 1.12% for the Subaccount investing in the Lord Abbett Mid-Cap Value Portfolio, an amount equal to the Underlying Fund expenses that are in excess of 1.10% for the Subaccount investing in the Third Avenue Small Cap Value Portfolio, an amount equal to the Underlying Fund expenses that are in excess of 1.18% for the Subaccount investing in the MFS(R) Research International Portfolio, an amount equal to the Underlying Fund expenses that are in excess of 0.91% for the Subaccount investing in the Capital Guardian U.S. Equity Portfolio, an amount equal to the Underlying Fund expenses that are in excess of 0.65% for the Subaccount investing in the PIMCO Inflation Protected Bond Portfolio, and an amount equal to the underlying fund expenses that are in excess of 1.50% for the Subaccount investing in the Van Kampen Mid-Cap Growth Portfolio.
(6) The current charges for the available GMWB riders with a reset feature (see "Access to Your Money -- Guaranteed Minimum Withdrawal Benefit") are 0.40% for GMWB I and 0.50% for GMWB II.

UNDERLYING FUND EXPENSES AS OF DECEMBER 31, 2007 (UNLESS OTHERWISE INDICATED):

The first table below shows the range (minimum and maximum) of the total annual operating expenses charged by all of the Underlying Funds, before any voluntary or contractual fee waivers and/or expense reimbursements. The second table shows each Underlying Fund's management fee, distribution and/or service (12b-1) fees if applicable, and other expenses. The Underlying Funds provided this information and we have not independently verified it. More detail concerning each Underlying Fund's fees and expenses is contained in the prospectus for each Underlying Fund. Current prospectuses for the Underlying Funds can be obtained by calling 800-842-9325.

MINIMUM AND MAXIMUM TOTAL ANNUAL UNDERLYING FUND OPERATING EXPENSES

                                                                         MINIMUM    MAXIMUM
                                                                         -------    -------
TOTAL ANNUAL FUND OPERATING EXPENSES
(expenses that are deducted from Underlying Fund assets, including management fees, distribution and/or service (12b-1) fees, and
  other expenses)                                                         0.52%      1.52%


UNDERLYING FUND FEES AND EXPENSES
(as a percentage of average daily net assets)

                                             DISTRIBUTION                               TOTAL   CONTRACTUAL FEE    NET TOTAL
                                                AND/OR                                  ANNUAL       WAIVER          ANNUAL
                                  MANAGEMENT    SERVICE     OTHER  ACQUIRED FUND FEES OPERATING  AND/OR EXPENSE    OPERATING
UNDERLYING FUND                       FEE    (12b-1) FEES EXPENSES    AND EXPENSES*    EXPENSES  REIMBURSEMENT     EXPENSES**
---------------                   ---------- ------------ -------- ------------------ --------- --------------- ---------------
AMERICAN FUNDS INSURANCE
  SERIES(R) -- CLASS 2
  American Funds Global Growth
     Fund........................    0.53%       0.25%      0.02%           --          0.80%          --           0.80%
  American Funds Growth Fund.....    0.32%       0.25%      0.01%           --          0.58%          --           0.58%
  American Funds Growth-Income
     Fund........................    0.26%       0.25%      0.01%           --          0.52%          --           0.52%
FIDELITY(R) VARIABLE INSURANCE
  PRODUCTS
  Contrafund(R)
     Portfolio -- Service Class..    0.56%       0.10%      0.09%           --          0.75%          --           0.75%
  Mid Cap Portfolio -- Service
     Class 2.....................    0.56%       0.25%      0.10%           --          0.91%          --           0.91%
FRANKLIN TEMPLETON VARIABLE
  INSURANCE PRODUCTS
  TRUST -- CLASS 2
  Franklin Income Securities
     Fund........................    0.45%       0.25%      0.02%           --          0.72%          --           0.72%
  Franklin Small-Mid Cap Growth
     Securities Fund+............    0.47%       0.25%      0.28%         0.01%         1.01%        0.01%          1.00%(1)
  Templeton Foreign Securities
     Fund........................    0.63%       0.25%      0.14%         0.02%         1.04%        0.02%          1.02%(1)
JANUS ASPEN SERIES -- SERVICE
  SHARES
  Mid Cap Growth Portfolio.......    0.64%       0.25%      0.04%           --          0.93%          --           0.93%
LEGG MASON PARTNERS VARIABLE
  EQUITY TRUST
  Legg Mason Partners Variable
     Aggressive Growth
     Portfolio -- Class I++......    0.75%         --       0.07%           --          0.82%          --           0.82%(2)
  Legg Mason Partners Variable
     Appreciation
     Portfolio -- Class I........    0.69%         --       0.11%         0.01%         0.81%          --           0.81%(2)
  Legg Mason Partners Variable
     Appreciation
     Portfolio -- Class II++.....    0.69%       0.25%      0.20%         0.01%         1.15%          --           1.15%(2)
  Legg Mason Partners Variable
     Capital and Income
     Portfolio -- Class II.......    0.75%       0.25%      0.13%           --          1.13%          --           1.13%
  Legg Mason Partners Variable
     Capital Portfolio++.........    0.75%       0.25%      0.11%           --          1.11%          --           1.11%(2)
  Legg Mason Partners Variable
     Dividend Strategy
     Portfolio++++...............    0.65%         --       0.33%           --          0.98%          --           0.98%(2)
  Legg Mason Partners Variable
     Equity Index
     Portfolio -- Class II.......    0.31%       0.25%      0.08%           --          0.64%          --           0.64%(2)
  Legg Mason Partners Variable
     Fundamental Value
     Portfolio -- Class I++......    0.75%         --       0.08%           --          0.83%          --           0.83%(2)
  Legg Mason Partners Variable
     Global Equity Portfolio.....    0.75%       0.25%      0.19%           --          1.19%          --           1.19%(2)
  Legg Mason Partners Variable
     International All Cap
     Opportunity Portfolio+++....    0.85%         --       0.26%           --          1.11%          --           1.11%(2)
  Legg Mason Partners Variable
     Investors Portfolio -- Class
     I...........................    0.62%         --       0.14%           --          0.76%          --           0.76%(2)
  Legg Mason Partners Variable
     Large Cap Growth
     Portfolio -- Class I++++....    0.75%         --       0.15%           --          0.90%          --           0.90%(3)
  Legg Mason Partners Variable
     Mid Cap Core
     Portfolio -- Class I++......    0.75%         --       0.26%           --          1.01%          --           1.01%(2)
  Legg Mason Partners Variable
     Small Cap Growth
     Portfolio -- Class I+.......    0.75%         --       0.35%           --          1.10%          --           1.10%(2)

                                             DISTRIBUTION                               TOTAL   CONTRACTUAL FEE    NET TOTAL
                                                AND/OR                                  ANNUAL       WAIVER          ANNUAL
                                  MANAGEMENT    SERVICE     OTHER  ACQUIRED FUND FEES OPERATING  AND/OR EXPENSE    OPERATING
UNDERLYING FUND                       FEE    (12b-1) FEES EXPENSES    AND EXPENSES*    EXPENSES  REIMBURSEMENT     EXPENSES**
---------------                   ---------- ------------ -------- ------------------ --------- --------------- ---------------
LEGG MASON PARTNERS VARIABLE
  INCOME TRUST
  Legg Mason Partners Variable
     Adjustable Rate Income
     Portfolio++.................    0.55%       0.25%      0.60%           --          1.40%          --           1.40%(2)
  Legg Mason Partners Variable
     Diversified Strategic Income
     Portfolio+..................    0.65%         --       0.36%           --          1.01%          --           1.01%(2)
  Legg Mason Partners Variable
     High Income Portfolio++.....    0.60%         --       0.15%           --          0.75%          --           0.75%(2)
  Legg Mason Partners Variable
     Money Market Portfolio++....    0.45%         --       0.08%           --          0.53%          --           0.53%(2)
MET INVESTORS SERIES TRUST
  BlackRock Large Cap Core
     Portfolio -- Class E........    0.58%       0.15%      0.06%           --          0.79%          --           0.79%
  Clarion Global Real Estate
     Portfolio -- Class A........    0.61%         --       0.04%           --          0.65%          --           0.65%
  Dreman Small Cap Value
     Portfolio -- Class A........    0.79%         --       0.13%           --          0.92%          --           0.92%(4)
  Harris Oakmark International
     Portfolio -- Class A........    0.77%         --       0.09%           --          0.86%          --           0.86%
  Janus Forty Portfolio -- Class
     A...........................    0.65%         --       0.05%           --          0.70%          --           0.70%
  Lazard Mid Cap
     Portfolio -- Class B........    0.69%       0.25%      0.06%           --          1.00%          --           1.00%
  Lord Abbett Growth and Income
     Portfolio -- Class B........    0.49%       0.25%      0.03%           --          0.77%          --           0.77%
  Lord Abbett Mid Cap Value
     Portfolio -- Class B........    0.67%       0.25%      0.09%           --          1.01%          --           1.01%
  Met/AIM Capital Appreciation
     Portfolio -- Class A........    0.76%         --       0.10%           --          0.86%          --           0.86%
  Met/AIM Small Cap Growth
     Portfolio -- Class A........    0.86%         --       0.06%           --          0.92%          --           0.92%
  MFS(R) Emerging Markets Equity
     Portfolio -- Class B........    1.00%       0.25%      0.27%           --          1.52%          --           1.52%
  MFS(R) Research International
     Portfolio -- Class B+.......    0.70%       0.25%      0.09%           --          1.04%          --           1.04%
  PIMCO Inflation Protected Bond
     Portfolio -- Class A........    0.50%         --       0.05%           --          0.55%          --           0.55%
  Pioneer Fund Portfolio -- Class
     A...........................    0.75%         --       0.23%           --          0.98%          --           0.98%(5)
  Pioneer Strategic Income
     Portfolio -- Class A........    0.60%         --       0.09%           --          0.69%          --           0.69%(4)
  Third Avenue Small Cap Value
     Portfolio -- Class B........    0.73%       0.25%      0.03%           --          1.01%          --           1.01%
  Van Kampen Mid Cap Growth
     Portfolio -- Class B+.......    0.70%       0.25%      0.18%           --          1.13%          --           1.13%
METROPOLITAN SERIES FUND, INC.
  BlackRock Aggressive Growth
     Portfolio -- Class D........    0.71%       0.10%      0.05%           --          0.86%          --           0.86%
  BlackRock Bond Income
     Portfolio -- Class E........    0.38%       0.15%      0.06%           --          0.59%        0.01%          0.58%(6)
  Capital Guardian U.S. Equity
     Portfolio -- Class A........    0.66%         --       0.05%           --          0.71%          --           0.71%
  FI Large Cap Portfolio -- Class
     A...........................    0.77%         --       0.07%           --          0.84%          --           0.84%
  FI Value Leaders
     Portfolio -- Class D........    0.64%       0.10%      0.07%           --          0.81%          --           0.81%
  Jennison Growth
     Portfolio -- Class A+.......    0.63%         --       0.04%           --          0.67%          --           0.67%
  MetLife Aggressive Allocation
     Portfolio -- Class B........    0.10%       0.25%      0.04%         0.73%         1.12%        0.04%          1.08%(7)
  MetLife Conservative Allocation
     Portfolio -- Class B........    0.10%       0.25%      0.05%         0.59%         0.99%        0.05%          0.94%(7)
  MetLife Conservative to
     Moderate Allocation
     Portfolio -- Class B........    0.10%       0.25%      0.01%         0.64%         1.00%        0.01%          0.99%(7)

                                             DISTRIBUTION                               TOTAL   CONTRACTUAL FEE    NET TOTAL
                                                AND/OR                                  ANNUAL       WAIVER          ANNUAL
                                  MANAGEMENT    SERVICE     OTHER  ACQUIRED FUND FEES OPERATING  AND/OR EXPENSE    OPERATING
UNDERLYING FUND                       FEE    (12b-1) FEES EXPENSES    AND EXPENSES*    EXPENSES  REIMBURSEMENT     EXPENSES**
---------------                   ---------- ------------ -------- ------------------ --------- --------------- ---------------
  MetLife Moderate Allocation
     Portfolio -- Class B........    0.08%       0.25%      0.01%         0.67%         1.01%          --           1.01%(7)
  MetLife Moderate to Aggressive
     Allocation
     Portfolio -- Class B........    0.08%       0.25%      0.01%         0.70%         1.04%          --           1.04%(7)
  MFS(R) Total Return
     Portfolio -- Class F........    0.53%       0.20%      0.05%           --          0.78%          --           0.78%
  MFS(R) Value Portfolio -- Class
     A...........................    0.72%         --       0.05%           --          0.77%        0.07%          0.70%(8)
  Oppenheimer Global Equity
     Portfolio -- Class B........    0.51%       0.25%      0.10%           --          0.86%          --           0.86%
  T. Rowe Price Large Cap Growth
     Portfolio -- Class B+.......    0.60%       0.25%      0.07%           --          0.92%          --           0.92%
PIMCO VARIABLE INSURANCE
  TRUST -- ADMINISTRATIVE CLASS
  Total Return Portfolio.........    0.25%         --       0.58%           --          0.83%          --           0.83%


---------
* Acquired Fund Fees and Expenses are fees and expenses incurred indirectly by a portfolio as a result of investing in shares of one or more underlying portfolios.
** Net Total Annual Operating Expenses do not reflect: (1) voluntary waivers of fees or expenses; (2) contractual waivers that are in effect for less than one year from the date of this Prospectus; or (3) expense reductions resulting from custodial fee credits or directed brokerage arrangements.
+ Not available under all Contracts. Availability depends on Contract issue date.
++ Closed to new investments except under dollar cost averaging and rebalancing programs in existence at the time of closing.
++ Fees and expenses of this Portfolio are based on the Portfolio's fiscal year ended October 31, 2007.
(1) The manager has agreed in advance to reduce its fee from assets invested by the Fund in a Franklin Templeton money market fund (the Sweep Money Fund which is the "acquired fund" in this case) to the extent of the Fund's fees and expenses of the acquired fund. This reduction is required by the Trust's board of trustees and an exemptive order by the Securities and Exchange Commission; this arrangement will continue as long as the exemptive order is relied upon.
(2) Other Expenses have been revised to reflect the estimated effect of additional prospectus and shareholder report printing and mailing expenses expected to be incurred by the fund going forward.
(3) Other Expenses have been revised to reflect the estimated effect of additional prospectus and shareholder report printing and mailing expenses expected to be incurred by the fund going forward. Due to contractual waivers and/or reimbursements in place through March 1, 2009, the Portfolio's actual total net operating expenses, excluding brokerage, taxes, interest and extraordinary expenses, are not expected to exceed 0.78% prior to that date.
(4) The Management Fee has been restated to reflect an amended management fee agreement, as if the agreement had been in effect during the preceding fiscal year.
(5) Other Expenses have been restated to reflect a change in Transfer Agent fee schedule as if fees had been in effect during the previous fiscal year.
(6) MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.325% for the amounts over $1 billion but less than $2 billion.
(7) The Portfolio is a "fund of funds" that invests substantially all of its assets in other portfolios of the Metropolitan Series Fund, Inc. and the Met Investors Series Trust. Because the Portfolio invests in other underlying portfolios, the Portfolio will bear its pro rata portion of the operating expenses of the underlying portfolios in which it invests, including the management fee. MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to waive fees or pay all expenses (other than acquired fund fees and expenses, brokerage costs, taxes, interest and any extraordinary expenses) so as to limit the net operating expenses of the Portfolio (other than acquired fund fees and expenses, brokerage costs, taxes, interest and any extraordinary expenses) to 0.10% for the Class A shares, 0.35% for the Class B shares and 0.25% for the Class E shares.
(8) MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.65% for the first $1.25 billion of the Portfolio's average daily net assets, 0.60% for the next $250 million and 0.50% for amounts over $1.5 billion.


EXAMPLE

This example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity Contracts. These costs include Contract Owner transaction expenses, Contract fees, separate account annual expenses, and Underlying Fund total annual operating expenses. This example does not represent past or future expenses. Your actual expenses may be more or less than those shown.

This example assumes that you invest $10,000 in the Contract for the time periods indicated and that your investment has a 5% return each year. The example reflects the annual Contract administrative charge, factoring in that the charge is waived for contracts over a certain value. Additionally, the example is based on the minimum and maximum Underlying Fund total annual operating expenses shown above and does not reflect any Underlying Fund fee waivers and/or expense reimbursements.

The example assumes you have elected all of the available optional benefits and that you have allocated all of your Contract Value to either the Underlying Fund with the maximum total annual operating expenses or the Underlying Fund with the minimum total annual operating expenses. The example assumes that the maximum charge of 1.00% for the Guaranteed Minimum Withdrawal Benefit (GMWB I or II) applies in all contract years. Your actual expenses will be less than those shown if you do not elect all of the optional benefits.

EXAMPLE -- This example assumes that you have elected the most expensive death benefit option, the E.S.P. optional death benefit, and the GMWB I or GMWB II (assuming the maximum charge of 1.00% applies in all contract years).

                                    IF CONTRACT IS SURRENDERED AT THE               IF CONTRACT IS NOT SURRENDERED OR
                                           END OF PERIOD SHOWN                      ANNUITIZED AT END OF PERIOD SHOWN
                             ----------------------------------------------  ----------------------------------------------
FUNDING OPTION                 1 YEAR      3 YEARS     5YEARS     10 YEARS     1 YEAR      3 YEARS     5 YEARS    10 YEARS
--------------               ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
Underlying Fund with
Maximum Total Annual
Operating Expenses.........    $1,033      $1,814      $2,609      $4,420       $433       $1,304      $2,184      $4,420
Underlying Fund with
Minimum Total Annual
Operating Expenses.........      $933      $1,521      $2,129      $3,513       $333       $1,011      $1,704      $3,513


                         CONDENSED FINANCIAL INFORMATION

--------------------------------------------------------------------------------

See Appendices A and B.

                              THE ANNUITY CONTRACT

--------------------------------------------------------------------------------

Vintage II Variable Annuity is a contract between the Contract Owner ("you") and the Company. This is the prospectus -- it is not the Contract. The prospectus highlights many Contract provisions to focus your attention on the Contract's essential features. Your rights and obligations under the Contract will be determined by the language of the Contract itself. When you receive your Contract, we suggest you read it promptly and carefully. There may be differences in your Contract from the descriptions in this prospectus because of the requirements of the state where we issued your Contract. We will include any such differences in your Contract.

The Company offers several different annuities that your investment professional may be authorized to offer to you. Each annuity offers different features and benefits that may be appropriate for you. In particular, the annuities differ based on variations in the standard and optional death benefit protection provided for your beneficiaries, the availability of optional living benefits, the ability to access your Contract Value if necessary and the charges that you will be subject to if you make a withdrawal or surrender the annuity. The separate account charges and other charges may be different between each annuity we offer. Optional death benefits and living benefits are subject to a separate charge for the additional protections they offer to you and your beneficiaries. Furthermore, annuities that offer greater flexibility to access your Contract Value generally are subject to higher separate account charges than annuities that deduct charges if you make a withdrawal or surrender.

We encourage you to evaluate the fees, expenses, benefits and features of this annuity against those of other investment products, including other annuity products offered by us and other insurance companies. Before purchasing this or any other investment product you should consider whether the product you purchase is consistent with your risk tolerance, investment objectives, investment time horizon, financial and tax situation, liquidity needs and how you intend to use the annuity.

You make Purchase Payments to us and we credit them to your Contract. We promise to pay you an income, in the form of Annuity Payments, beginning on a future date that you choose, the Maturity Date. The Purchase Payments accumulate tax deferred in the funding options of your choice. We offer multiple Variable Funding Options. We may also offer a Fixed Account option. Where permitted by state law, we also reserve the right to restrict allocation of Purchase Payments to the Fixed Account if the credited interest rate is equal to the minimum guaranteed interest rate specified under the Contract. The Contract Owner assumes the risk of gain or loss according to the performance of the Variable Funding Options. The Contract Value is the amount of Purchase Payments, plus or minus any investment experience on the amounts you allocate to the Separate Account ("Separate Account Contract Value") or interest on the amounts you allocate to the Fixed Account ("Fixed Account Contract Value"). The Contract Value also reflects all withdrawals made and charges deducted. There is generally no guarantee that at the Maturity Date the Contract Value will equal or exceed the total Purchase Payments made under the Contract. The date the Contract and its benefits become effective is referred to as the Contract Date. Each 12-month period following the Contract Date is called a Contract Year.

Certain changes and elections must be made in writing to the Company. Where the term "Written Request" is used, it means that you must send written information to our Home Office in a form and content satisfactory to us.

The ages of the owner and Annuitant determine which death benefits and certain optional features are available to you.

                                                          MAXIMUM AGE BASED ON THE OLDER OF THE OWNER AND
            DEATH BENEFIT/OPTIONAL FEATURE                      ANNUITANT ON THE CONTRACT/RIDER DATE
------------------------------------------------------    -----------------------------------------------
Standard Death Benefit                                                           80
Step-Up Benefit                                                                  75
Roll-up Benefit                                                                  75
Enhanced Stepped-Up Provision (E.S.P)                                            75


Since optional death benefits carry higher charges, you should consider the ages of the owner and Annuitant when electing these benefits, as the additional value provided by the benefit may be significantly reduced or eliminated depending on the ages of the owner and Annuitant at the time of election.

Purchase of this Contract through a tax qualified retirement plan or IRA does not provide any additional tax deferral benefits beyond those provided by the plan or the IRA. Accordingly, if you are purchasing this Contract through a plan or IRA, you should consider purchasing this Contract for its death benefit, annuity option benefits, and other non-tax-related benefits. You should consult with your tax adviser to determine if this Contract is appropriate for you.

CONTRACT OWNER INQUIRIES

Any questions you have about your Contract should be directed to our Home Office at 800-842-9325.

PURCHASE PAYMENTS

Your initial Purchase Payment is due and payable before the Contract becomes effective. The initial Purchase Payment must be at least $5,000. You may make additional payments of at least $500 at any time. No additional Purchase Payments are allowed if this Contract is purchased with a beneficiary-directed transfer of death benefit proceeds. Under certain circumstances, we may waive the minimum Purchase Payment requirement. Purchase Payments over $1,000,000 may be made only with our prior consent. Where permitted by state law, we may restrict Purchase Payments into the Fixed Account whenever the current credited interest rate for the Fixed Account is equal to the minimum guaranteed rate specified in your Contract. Purchase Payments may be made at any time while the Annuitant is alive and before the date Annuity Payments begin.

We accept Purchase Payments made by check or cashier's check. We do not accept cash, money orders or traveler's checks. We reserve the right to refuse Purchase Payments made via a personal check in excess of $100,000. Purchase Payments over $100,000 may be accepted in other forms, including but not limited to, EFT/wire transfers, certified checks, corporate checks, and checks written on financial institutions. The form in which we receive a Purchase Payment may determine how soon subsequent disbursement requests may be fulfilled. (See "Access To Your Money.")

We will apply the initial Purchase Payment less any applicable premium tax within two business days after we receive it at our Home Office with a properly completed application or order request. If your request or other information accompanying the initial Purchase Payment is incomplete when received, we will hold the Purchase

Payment for up to five business days. If we cannot obtain the necessary information within five business days, we will return the Purchase Payment in full, unless you specifically consent for us to keep it until you provide the necessary information.

We will credit any subsequent Purchase Payment to a Contract on the same business day we receive it, if it is received in good order by our Home Office by 4:00 p.m. Eastern time. A business day is any day that the New York Stock Exchange is open for regular trading (except when trading is restricted due to an emergency as defined by the Securities and Exchange Commission).

IF YOU SEND YOUR PURCHASE PAYMENTS OR TRANSACTION REQUESTS TO AN ADDRESS OTHER THAN THE ONE WE HAVE DESIGNATED FOR RECEIPT OF SUCH PURCHASE PAYMENTS OR REQUESTS, WE MAY RETURN THE PURCHASE PAYMENT TO YOU, OR THERE MAY BE A DELAY IN APPLYING THE PURCHASE PAYMENT OR TRANSACTION TO YOUR CONTRACT.

QUALIFIED CONTRACTS UNDER SECTION 403(B). If your Contract was issued as a Qualified Contract under Section 403(b) of the Code (also called a "tax sheltered annuity" or "TSA") in a 90-24 transfer completed on or before September 24, 2007, we urge you to consult with your tax advisor prior to making additional purchase payments. Such additional payments may have significant adverse tax consequences. (See "Federal Tax Consequences.")

ACCUMULATION UNITS

The period between the Contract Date and the Maturity Date is the accumulation period. During the accumulation period, an Accumulation Unit is used to calculate the value of a Contract. Each Variable Funding Option has a corresponding Accumulation Unit value. The Accumulation Units are valued each business day and their values may increase or decrease from day to day. The daily change in value of an Accumulation Unit each day is based on the investment performance of the corresponding Underlying Fund, and the deduction of separate account charges shown in the Fee Table in this prospectus. The number of Accumulation Units we will credit to your Contract once we receive a Purchase Payment or transfer request (or, liquidate for a withdrawal request) is determined by dividing the amount directed to each Variable Funding Option (or, taken from each Variable Funding Option) by the value of its Accumulation Unit. Normally, we calculate the value of an Accumulation Unit for each Variable Funding Option as of the close of regular trading (generally 4:00 p.m. Eastern time) each day the New York Stock Exchange is open. After the value is calculated, we credit your Contract. During the annuity period (i.e., after the Maturity Date), you are credited with Annuity Units.

THE VARIABLE FUNDING OPTIONS

You choose the Variable Funding Options to which you allocate your Purchase Payments. From time to time we may make new Variable Funding Options available. These Variable Funding Options are Subaccounts of the Separate Account. The Subaccounts invest in the Underlying Funds. You are not investing directly in the Underlying Fund. Each Underlying Fund is a portfolio of an open-end management investment company that is registered with the SEC under the Investment Company Act of 1940. These Underlying Funds are not publicly traded and are only offered through variable annuity contracts, variable life insurance policies, and in some instances, certain retirement plans. They are not the same as the retail mutual funds offered outside of a variable annuity or variable life insurance product, although the investment practices and fund names may be similar and the portfolio managers may be identical. Accordingly, the performance of the retail mutual fund is likely to be different from that of the Underlying Fund.

We select the Underlying Funds offered through this Contract based on a number of criteria, including asset class coverage, the strength of the adviser's or subadviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor we consider during the selection process is whether the Underlying Fund's adviser or subadviser is one of our affiliates or whether the Underlying Fund, its adviser, its subadviser(s), or an affiliate will make payments to us or our affiliates. In this regard, the profit distributions we receive from our affiliated investment advisers are a component of the total revenue that we consider in configuring the features and investment choices available in the variable insurance products that we and our affiliated insurance companies issue. Since we and our affiliated insurance companies may benefit more from the allocation of assets to portfolios advised by our affiliates than those that are not, we may be more inclined to offer portfolios advised by our affiliates in the variable insurance products we issue. For additional information on these arrangements, see "Payments We Receive." We review the Underlying Funds periodically and may remove an Underlying Fund or limit its availability to new Purchase Payments and/or transfers of Contract Value if we determine that the Underlying Fund no longer meets one or more of the selection criteria, and/or if the Underlying Fund has not attracted significant allocations from Contract Owners. In some cases, we have included Underlying Funds based on recommendations made by broker-dealer firms. These broker-dealer firms may receive payments from the Underlying Funds they recommend and may benefit accordingly from the allocation of Contract Value to such Underlying Funds. When the Company develops a variable product in cooperation with a fund family or distributor (e.g. a "private label" product) the Company will generally include Underlying Funds based on recommendations made by the fund family or distributor, whose selection criteria may differ from the Company's selection criteria.

WE DO NOT PROVIDE ANY INVESTMENT ADVICE AND DO NOT RECOMMEND OR ENDORSE ANY PARTICULAR UNDERLYING FUND. YOU BEAR THE RISK OF ANY DECLINE IN YOUR CONTRACT VALUE RESULTING FROM THE PERFORMANCE OF THE UNDERLYING FUNDS YOU HAVE CHOSEN.

If investment in the Underlying Funds or a particular Underlying Fund is no longer possible, in our judgment becomes inappropriate for purposes of the Contract, or for any other reason in our sole discretion, we may substitute another Underlying Fund or Underlying Funds without your consent. The substituted Underlying Fund may have different fees and expenses. Substitution may be made with respect to existing investments or the investment of future Purchase Payments, or both. However, we will not make such substitution without any necessary approval of the Securities and Exchange Commission and applicable state insurance departments. Furthermore, we may close Underlying Funds to allocations of Purchase Payments or Contract Value, or both, at any time in our sole discretion.

In certain circumstances, the Company's ability to remove or replace an Underlying Fund may be limited by the terms of a five-year agreement between MetLife, Inc. (MetLife) and Legg Mason, Inc. (Legg Mason) relating to the use of certain Underlying Funds advised by Legg Mason affiliates. The agreement sets forth the conditions under which the Company can remove an Underlying Fund, which, in some cases, may differ from the Company's own selection criteria. In addition, during the term of the agreement, subject to the Company's fiduciary and other legal duties, the Company is generally obligated in the first instance to consider Underlying Funds advised by Legg Mason affiliates in seeking to make a substitution for an Underlying Fund advised by a Legg Mason affiliate. The agreement was originally entered into on July 1, 2005 by MetLife and certain affiliates of Citigroup Inc. (Citigroup) as part of MetLife's acquisition of The Travelers Insurance Company and The Travelers Life and Annuity Company (both of which are now MetLife Insurance Company of Connecticut) from Citigroup. Legg Mason replaced the Citigroup affiliates as a party to the agreement when Citigroup sold its asset management business to Legg Mason. The agreement also obligates Legg Mason to continue making payments to the Company with respect to Underlying Funds advised by Legg Mason affiliates, on the same terms provided for in administrative services agreements between Citigroup's asset management affiliates and the Travelers insurance companies that predate the acquisition.

PAYMENTS WE RECEIVE. As described above, an investment adviser (other than our affiliates MetLife Advisers, LLC, and Met Investors Advisory LLC) or subadviser of an Underlying Fund, or its affiliates, may make payments to the Company and/or certain of its affiliates. These payments may be used for a variety of purposes, including payment of expenses for certain administrative, marketing and support services with respect to the Contracts, and, in the Company's role as an intermediary, with respect to the Underlying Funds. The Company and its affiliates may profit from these payments. These payments may be derived, in whole or in part, from the advisory fee deducted from Underlying Fund assets. Contract Owners, through their indirect investment in the Underlying Funds, bear the costs of these advisory fees (see the Underlying Funds' prospectuses for more information). The amount of the payments we receive is based on a percentage of assets of the Underlying Funds attributable to the Contracts and certain other variable insurance products that the Company and its affiliates issue. These percentages differ and some advisers or subadvisers (or other affiliates) may pay the Company more than others. These percentages currently range up to 0.50%.

Additionally, an investment adviser or subadviser of an Underlying Fund or its affiliates may provide the Company with wholesaling services that assist in the distribution of the Contracts and may pay the Company and/or certain of its affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or subadviser (or their affiliate) with increased access to persons involved in the distribution of the Contracts.

The Company and/or certain of its affiliated insurance companies have joint ownership interests in its affiliated investment advisers MetLife Advisers, LLC and Met Investors Advisory LLC, which are formed as "limited liability companies." The Company's ownership interests in MetLife Advisers, LLC and Met Investors Advisory LLC entitle us to profit distributions if the adviser makes a profit with respect to the advisory fees it receives from the Underlying Fund. The Company will benefit accordingly from assets allocated to the Underlying Funds to the extent they result in profits to the advisers. (See "Fee Table -- Underlying Fund Fees and Expenses" for information on the management fees paid by the Underlying Funds and the Statement of Additional Information for the Underlying Funds for information on the management fees paid by the advisers to the subadvisers.)

Certain Underlying Funds have adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940. An Underlying Fund's 12b-1 Plan, if any, is described in more detail in the Underlying Fund's prospectus. (See "Fee
Table -- Underlying Fund Fees and Expenses" and "Other
Information -- Distribution of Variable Annuity Contracts.") Any payments we receive pursuant to those 12b-1 Plans are paid to us or our distributor, MetLife Investors Distribution Company. Payments under an Underlying Fund's 12b-1 Plan decrease the Underlying Fund's investment return.

We make certain payments to American Funds Distributors, Inc., principal underwriter for the American Funds Insurance Series. (See "Distribution of Variable Annuity Contracts.")

Each Underlying Fund has different investment objectives and risks. The Underlying Fund prospectuses contain more detailed information on each Underlying Fund's investment strategy, investment advisers and its fees. You may obtain an Underlying Fund prospectus by calling 800-842-9325 or through your registered representative. We do not guarantee the investment results of the Underlying Funds.

The current Underlying Funds are listed below, along with their investment advisers and any subadviser:

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
AMERICAN FUNDS INSURANCE
  SERIES(R) -- CLASS 2
American Funds Global Growth Fund  Seeks capital appreciation         Capital Research and Management
                                   through stocks.                    Company
American Funds Growth Fund         Seeks capital appreciation         Capital Research and Management
                                   through stocks.                    Company
American Funds Growth-Income Fund  Seeks both capital appreciation    Capital Research and Management
                                   and income.                        Company
FIDELITY(R) VARIABLE INSURANCE
  PRODUCTS
Contrafund(R)                      Seeks long-term capital            Fidelity Management & Research
  Portfolio -- Service Class       appreciation.                      Company
Mid Cap Portfolio -- Service       Seeks long-term growth of          Fidelity Management & Research
  Class 2                          capital.                           Company
FRANKLIN TEMPLETON VARIABLE
  INSURANCE PRODUCTS
  TRUST -- CLASS 2
Franklin Income Securities Fund    Seeks to maximize income while     Franklin Advisers, Inc.
                                   maintaining prospects for capital
                                   appreciation.
Franklin Small-Mid Cap Growth      Seeks long-term capital growth.    Franklin Advisers, Inc.
  Securities Fund+
Templeton Foreign Securities Fund  Seeks long-term capital growth.    Templeton Investment Counsel, LLC
                                                                      Subadviser: Franklin Templeton
                                                                      Investment Management Limited
JANUS ASPEN SERIES -- SERVICE
  SHARES
Mid Cap Growth Portfolio           Seeks long-term growth of          Janus Capital Management LLC
                                   capital.
LEGG MASON PARTNERS VARIABLE
  EQUITY TRUST
Legg Mason Partners Variable       Seeks capital appreciation.        Legg Mason Partners Fund Advisor,
  Aggressive Growth                                                   LLC
  Portfolio -- Class I                                                Subadviser: ClearBridge Advisors,
                                                                      LLC

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
Legg Mason Partners Variable       Seeks long-term appreciation of    Legg Mason Partners Fund Advisor,
  Appreciation Portfolio -- Class  capital.                           LLC
  I                                                                   Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks long-term appreciation of    Legg Mason Partners Fund Advisor,
  Appreciation Portfolio -- Class  capital.                           LLC
  II++                                                                Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks total return (that is, a     Legg Mason Partners Fund Advisor,
  Capital and Income               combination of income and long-    LLC
  Portfolio -- Class II            term capital appreciation).        Subadvisers: Western Asset
                                                                      Management Company; ClearBridge
                                                                      Advisors, LLC; Western Asset
                                                                      Management Company Limited
Legg Mason Partners Variable       Seeks capital appreciation         Legg Mason Partners Fund Advisor,
  Capital Portfolio++              through investment in securities   LLC
                                   which the portfolio managers       Subadviser: ClearBridge Advisors,
                                   believe have above-average         LLC
                                   capital appreciation potential.
Legg Mason Partners Variable       Seeks capital appreciation,        Legg Mason Partners Fund Advisor,
  Dividend Strategy Portfolio++    principally through investments    LLC
                                   in dividend-paying stocks.         Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks investment results that,     Legg Mason Partners Fund Advisor,
  Equity Index Portfolio -- Class  before expenses, correspond to     LLC
  II                               the price and yield performance    Subadviser: Batterymarch
                                   of the S&P 500(R) Index.           Financial Management, Inc.
Legg Mason Partners Variable       Seeks long-term capital growth.    Legg Mason Partners Fund Advisor,
  Fundamental Value                Current income is a secondary      LLC
  Portfolio -- Class I++           consideration.                     Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks long-term capital growth;    Legg Mason Partners Fund Advisor,
  Global Equity Portfolio          dividend income, if any, is        LLC
                                   incidental to this goal.           Subadviser: Batterymarch
                                                                      Financial Management, Inc.
Legg Mason Partners Variable       Seeks total return on assets from  Legg Mason Partners Fund Advisor,
  International All Cap            growth of capital and income.      LLC
  Opportunity Portfolio+                                              Subadviser: Global Currents
                                                                      Investment Management, LLC
Legg Mason Partners Variable       Seeks long-term growth of          Legg Mason Partners Fund Advisor,
  Investors Portfolio -- Class I   capital. Current income is a       LLC
                                   secondary objective.               Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks long-term growth of          Legg Mason Partners Fund Advisor,
  Large Cap Growth                 capital.                           LLC
  Portfolio -- Class I++                                              Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable Mid   Seeks long-term growth of          Legg Mason Partners Fund Advisor,
  Cap Core Portfolio -- Class I    capital.                           LLC
                                                                      Subadviser: ClearBridge Advisors,
                                                                      LLC

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
Legg Mason Partners Variable       Seeks long-term growth of          Legg Mason Partners Fund Advisor,
  Small Cap Growth                 capital.                           LLC
  Portfolio -- Class I+                                               Subadviser: ClearBridge Advisors,
                                                                      LLC
LEGG MASON PARTNERS VARIABLE
  INCOME TRUST
Legg Mason Partners Variable       Seeks to provide high current      Legg Mason Partners Fund Advisor,
  Adjustable Rate Income           income and to limit the degree of  LLC
  Portfolio                        fluctuation of its net asset       Subadviser: Western Asset
                                   value resulting from movements in  Management Company
                                   interest rates.
Legg Mason Partners Variable       Seeks high current income.         Legg Mason Partners Fund Advisor,
  Diversified Strategic Income                                        LLC
  Portfolio+                                                          Subadvisers: Western Asset
                                                                      Management Company; Western Asset
                                                                      Management Company Limited
Legg Mason Partners Variable High  Seeks high current income.         Legg Mason Partners Fund Advisor,
  Income Portfolio                 Secondarily, seeks capital         LLC
                                   appreciation.                      Subadvisers: Western Asset
                                                                      Management Company; Western Asset
                                                                      Management Company Limited
Legg Mason Partners Variable       Seeks to maximize current income   Legg Mason Partners Fund Advisor,
  Money Market Portfolio           consistent with preservation of    LLC
                                   capital.                           Subadviser: Western Asset
                                                                      Management Company
MET INVESTORS SERIES TRUST
BlackRock Large Cap Core           Seeks long-term capital growth.    Met Investors Advisory, LLC
  Portfolio -- Class E                                                Subadviser: BlackRock Advisors,
                                                                      LLC
Clarion Global Real Estate         Seeks to provide total return      Met Investors Advisory, LLC
  Portfolio -- Class A             through investment in real estate  Subadviser: ING Clarion Real
                                   securities, emphasizing both       Estate Securities, L.P.
                                   capital appreciation and current
                                   income.
Dreman Small Cap Value             Seeks capital appreciation.        Met Investors Advisory, LLC
  Portfolio -- Class A                                                Subadviser: Dreman Value
                                                                      Management, L.L.C.
Harris Oakmark International       Seeks long-term capital            Met Investors Advisory, LLC
  Portfolio -- Class A             appreciation.                      Subadviser: Harris Associates
                                                                      L.P.
Janus Forty Portfolio -- Class A   Seeks capital appreciation.        Met Investors Advisory, LLC
                                                                      Subadviser: Janus Capital
                                                                      Management LLC
Lazard Mid Cap Portfolio -- Class  Seeks long-term growth of          Met Investors Advisory, LLC
  B                                capital.                           Subadviser: Lazard Asset
                                                                      Management LLC
Lord Abbett Growth and Income      Seeks long-term growth of capital  Met Investors Advisory, LLC
  Portfolio -- Class B             and income without excessive       Subadviser: Lord, Abbett & Co.
                                   fluctuation in market value.       LLC
Lord Abbett Mid Cap Value          Seeks capital appreciation         Met Investors Advisory, LLC
  Portfolio -- Class B             through investments primarily in   Subadviser: Lord, Abbett & Co.
                                   equity securities which are        LLC
                                   believed to be undervalued in the
                                   marketplace.

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
Met/AIM Capital Appreciation       Seeks capital appreciation.        Met Investors Advisory, LLC
  Portfolio -- Class A                                                Subadviser: Invesco Aim Capital
                                                                      Management, Inc.
Met/AIM Small Cap Growth           Seeks long-term growth of          Met Investors Advisory, LLC
  Portfolio -- Class A             capital.                           Subadviser: Invesco Aim Capital
                                                                      Management, Inc.
MFS(R) Emerging Markets Equity     Seeks capital appreciation.        Met Investors Advisory, LLC
  Portfolio -- Class B                                                Subadviser: Massachusetts
                                                                      Financial Services Company
MFS(R) Research International      Seeks capital appreciation.        Met Investors Advisory, LLC
  Portfolio -- Class B+                                               Subadviser: Massachusetts
                                                                      Financial Services Company
PIMCO Inflation Protected Bond     Seeks to provide maximum real      Met Investors Advisory, LLC
  Portfolio -- Class A             return, consistent with            Subadviser: Pacific Investment
                                   preservation of capital and        Management Company LLC
                                   prudent investment management.
Pioneer Fund Portfolio -- Class A  Seeks reasonable income and        Met Investors Advisory, LLC
                                   capital growth.                    Subadviser: Pioneer Investment
                                                                      Management, Inc.
Pioneer Strategic Income           Seeks a high level of current      Met Investors Advisory, LLC
  Portfolio -- Class A             income.                            Subadviser: Pioneer Investment
                                                                      Management, Inc.
Third Avenue Small Cap Value       Seeks long-term capital            Met Investors Advisory, LLC
  Portfolio -- Class B             appreciation.                      Subadviser: Third Avenue
                                                                      Management LLC
Van Kampen Mid Cap Growth          Seeks capital appreciation.        Met Investors Advisory, LLC
  Portfolio -- Class B+                                               Subadviser: Morgan Stanley
                                                                      Investment Management, Inc.
                                                                      (d/b/a Van Kampen)
METROPOLITAN SERIES FUND, INC.
BlackRock Aggressive Growth        Seeks maximum capital              MetLife Advisers, LLC
  Portfolio -- Class D             appreciation.                      Subadviser: BlackRock Advisors,
                                                                      LLC
BlackRock Bond Income              Seeks a competitive total return   MetLife Advisers, LLC
  Portfolio -- Class E             primarily from investing in        Subadviser: BlackRock Advisors,
                                   fixed-income securities.           LLC
Capital Guardian U.S. Equity       Seeks long-term growth of          MetLife Advisers, LLC
  Portfolio -- Class A             capital.                           Subadviser: Capital Guardian
                                                                      Trust Company
FI Large Cap Portfolio -- Class A  Seeks long-term growth of          MetLife Advisers, LLC
                                   capital.                           Subadviser: Pyramis Global
                                                                      Advisors, LLC
FI Value Leaders                   Seeks long-term growth of          MetLife Advisers, LLC
  Portfolio -- Class D             capital.                           Subadviser: Pyramis Global
                                                                      Advisors, LLC
Jennison Growth                    Seeks long-term growth of          MetLife Advisers, LLC
  Portfolio -- Class A+            capital.                           Subadviser: Jennison Associates
                                                                      LLC
MetLife Aggressive Allocation      Seeks growth of capital.           MetLife Advisers, LLC
  Portfolio -- Class B
MetLife Conservative Allocation    Seeks high level of current        MetLife Advisers, LLC
  Portfolio -- Class B             income, with growth of capital as
                                   a secondary objective.

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
MetLife Conservative to Moderate   Seeks high total return in the     MetLife Advisers, LLC
  Allocation Portfolio -- Class B  form of income and growth of capital, with a greater emphasis
                                   on income.
MetLife Moderate Allocation        Seeks a balance between a high     MetLife Advisers, LLC
  Portfolio -- Class B             level of current income and
                                   growth of capital, with a greater
                                   emphasis on growth of capital.
MetLife Moderate to Aggressive     Seeks growth of capital.           MetLife Advisers, LLC
  Allocation Portfolio -- Class B
MFS(R) Total Return                Seeks a favorable total return     MetLife Advisers, LLC
  Portfolio -- Class F             through investment in a            Subadviser: Massachusetts
                                   diversified portfolio.             Financial Services Company
MFS(R) Value Portfolio -- Class A  Seeks capital appreciation and     MetLife Advisers, LLC
                                   reasonable income.                 Subadviser: Massachusetts
                                                                      Financial Services Company
Oppenheimer Global Equity          Seeks capital appreciation.        MetLife Advisers, LLC
  Portfolio -- Class B                                                Subadviser: OppenheimerFunds,
                                                                      Inc.
T. Rowe Price Large Cap Growth     Seeks long-term growth of capital  MetLife Advisers, LLC
  Portfolio -- Class B+            and, secondarily, dividend         Subadviser: T. Rowe Price
                                   income.                            Associates, Inc.
PIMCO VARIABLE INSURANCE
  TRUST -- ADMINISTRATIVE CLASS
Total Return Portfolio             Seeks maximum total return,        Pacific Investment Management
                                   consistent with preservation of    Company LLC
                                   capital and prudent investment
                                   management.


---------
+ Not available under all Contracts. Availability depends on Contract issue date.
++ Closed to new investments except under dollar cost averaging and rebalancing programs in existence at the time of closing.

Certain Variable Funding Options may have been subject to a merger, substitution or other change. Please see "Appendix C -- Additional Information Regarding Underlying Funds."

                                  FIXED ACCOUNT

--------------------------------------------------------------------------------

We may offer our Fixed Account as a funding option. Please refer to your Contract and Appendix D for more information.

                             CHARGES AND DEDUCTIONS

--------------------------------------------------------------------------------

GENERAL

We deduct the charges described below. The charges are for the services and benefits we provide, costs and expenses we incur, and risks we assume under the Contracts. Services and benefits we provide include:

     - the ability for you to make withdrawals and surrenders under the Contracts

     - the death benefit paid on the death of the Contract Owner, Annuitant, or first of the joint owners

     - the available funding options and related programs (including dollar cost averaging, portfolio rebalancing, and systematic withdrawal programs)

     -    administration of the annuity options available under the Contracts

     -    the distribution of various reports to Contract Owners

Costs and expenses we incur include:

     - losses associated with various overhead and other expenses associated with providing the services and benefits provided by the Contracts

     - sales and marketing expenses including commission payments to your registered representative

     -    other costs of doing business

Risks we assume include:

     - that Annuitants may live longer than estimated when the annuity factors under the Contracts were established

     - that the amount of the death benefit will be greater than the Contract Value

     - that the costs of providing the services and benefits under the Contracts will exceed the charges deducted

We may also deduct a charge for taxes.

Unless otherwise specified, charges are deducted proportionately from all funding options in which you are invested.

The amount of a charge may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designated charge. For example, the withdrawal charge we collect may not fully cover all of the sales and distribution expenses we actually incur. We may also profit on one or more of the charges. We may use any such profits for any corporate purpose, including the payment of sales expenses.

WITHDRAWAL CHARGE

We do not deduct a sales charge from Purchase Payments when they are made to the Contract. However, a withdrawal charge will apply if Purchase Payments are withdrawn before they have been in the Contract for seven years. (This includes withdrawals resulting from a request to divide the Contract Value due to divorce.) We will assess the charge as a percentage of the Purchase Payment withdrawn as follows:

     YEARS SINCE PURCHASE PAYMENT MADE
------------------------------------------
GREATER THAN OR EQUAL TO     BUT LESS THAN    WITHDRAWAL CHARGE
------------------------     -------------    -----------------
         0 years                3 years               6%
         3 years                5 years               5%
         5 years                6 years               4%
         6 years                7 years               3%
        7 + years                                     0%


For purposes of the withdrawal charge calculation, withdrawals are deemed to be taken first from:

     (a)  any Purchase Payment to which no withdrawal charge applies, then

     (b) any remaining free withdrawal allowance (as described below) (after being reduced by (a)), then

     (c) any remaining Purchase Payment to which a withdrawal charge applies (on a first-in, first-out basis), then

     (d)  any Contract earnings

Unless you instruct us otherwise, we will deduct the withdrawal charge from the amount requested.

We will not deduct a withdrawal charge if Purchase Payments are distributed:

     - due to the death of the Contract Owner or the Annuitant (with no Contingent Annuitant surviving)

     - in the form of lifetime Annuity Payments or Annuity Payments for a fixed period of at least five years

     -    under the Managed Distribution Program

FREE WITHDRAWAL ALLOWANCE

Beginning in the second Contract Year, you may withdraw up to 15% of the Contract Value annually, without a withdrawal charge. We calculate the available withdrawal amount as of the end of the previous Contract Year. In addition, if you have enrolled in our systematic withdrawal program, you may withdraw up to 15% of the Contract Value in the first Contract Year without incurring a withdrawal charge. If you have Purchase Payments no longer subject to a withdrawal charge, the maximum you may withdraw without a withdrawal charge is the greater of (a) the free withdrawal allowance or (b) the total amount of Purchase Payments no longer subject to a withdrawal charge. Any free withdrawal taken will reduce Purchase Payments no longer subject to a withdrawal charge. The free withdrawal allowance applies to any partial or full withdrawal. The free withdrawal allowance is not cumulative from year to year.

Any withdrawal is subject to federal income taxes on the taxable portion. In addition, a 10% federal penalty may be assessed on any withdrawal if the Contract Owner is under age 59 1/2. You should consult with your tax adviser regarding the tax consequences of a withdrawal.

TRANSFER CHARGE

We reserve the right to assess a transfer charge of up to $10.00 on transfers exceeding 12 per year. We will notify you in writing at your last known address at least 31 days before we impose any such transfer charge.

ADMINISTRATIVE CHARGES

There are two administrative charges: the $30 annual Contract administrative charge and the administrative expense charge. The annual Contract administrative charge will be deducted on a pro-rata basis from amounts allocated to the Variable Funding Options. We will deduct this charge on the fourth Friday of each August. This charge compensates us for expenses incurred in establishing and maintaining the Contract and we will prorate this charge (i.e. calculate) from the date of purchase. We will prorate this charge if you surrender your Contract, or if we terminate your Contract. We will not deduct a Contract administrative charge from the Fixed Account, if it is available, or:

     (1)  from the distribution of death proceeds;

     (2)  after an annuity payout has begun; or

     (3) if the Contract Value on the date of assessment equals or is greater than $40,000.

We deduct the administrative expense charge (sometimes called "Subaccount administrative charge") on each business day from amounts allocated to the Variable Funding Options to compensate the Company for certain related administrative and operating expenses. The charge equals, on an annual basis, 0.15% of the daily net asset value allocated to each of the Variable Funding Options, and is reflected in our Accumulation and Annuity Unit value calculations.

MORTALITY AND EXPENSE RISK CHARGE

Each business day, we deduct a mortality and expense risk ("M&E") charge from amounts held in the Variable Funding Options. We reflect the deduction in our calculation of Accumulation and Annuity Unit values. The charges stated are the maximum for this product. We reserve the right to lower this charge at any time. If you choose the Standard Death Benefit, the M&E charge is equal to 1.15% annually. If you choose the Step-Up Death Benefit, the M&E charge is equal to 1.25% annually. If you choose the Roll-Up Death Benefit, the M&E charge is equal to 1.40% annually. This charge compensates the Company for risks assumed, benefits provided and expenses incurred, including the payment of commissions to your registered representative.

VARIABLE LIQUIDITY BENEFIT CHARGE

If the Variable Liquidity Benefit is selected, there is a maximum charge of 6% of the amounts withdrawn. This charge is not assessed during the accumulation phase.

We will assess the charge as a percentage of the total benefit received as follows:

   YEARS SINCE INITIAL PURCHASE PAYMENT
------------------------------------------
GREATER THAN OR EQUAL TO     BUT LESS THAN    WITHDRAWAL CHARGE
------------------------     -------------    -----------------
         0 years                3 years               6%
         3 years                5 years               5%
         5 years                6 years               4%
         6 years                7 years               3%
        7 + years                                     0%


Please refer to "Payment Options" for a description of this benefit.

ENHANCED STEPPED-UP PROVISION CHARGE

If the E.S.P. option is selected, a charge is deducted each business day from amounts held in the Variable Funding Options. The charge equals, on an annual basis, 0.20% of the amounts held in each funding option.

GUARANTEED MINIMUM WITHDRAWAL BENEFIT CHARGE

If you elect to add a GMWB rider to your Contract, a charge is deducted each business day from amounts held in the Variable Funding Options. The charge depends on which GWMB rider you select. The current charge for each rider is as follows: GMWB I: 0.40%; GMWB II: 0.50%; and GMWB III: 0.25%. Your current charge will not change unless you are able to reset your benefits, at which time we may modify the charge, which will never exceed 1.00%. These GMWB riders may be elected only at the time of your initial purchase of the Contract.

VARIABLE FUNDING OPTION EXPENSES

We summarized the charges and expenses of the Underlying Funds in the fee table. Please review the prospectus for each Underlying Fund for a more complete description of that fund and its expenses. Underlying Fund expenses are not fixed or guaranteed and are subject to change by the Fund.

PREMIUM TAX

Certain state and local governments charge premium taxes ranging from 0% to 3.5%, depending upon jurisdiction. We are responsible for paying these taxes and will determine the method used to recover premium tax expenses incurred. We will deduct any applicable premium taxes from your Contract Value either upon death, surrender, annuitization, or at the time you make Purchase Payments to the Contract, but no earlier than when we have a tax liability under state law.

CHANGES IN TAXES BASED UPON PREMIUM OR VALUE

If there is any change in a law assessing taxes against the Company based upon premiums, contract gains or value of the Contract, we reserve the right to charge you proportionately for this tax.

                                    TRANSFERS

--------------------------------------------------------------------------------

Subject to the limitations described below, you may transfer all or part of your Contract Value between Variable Funding Options at any time up to 30 days before the Maturity Date. After the Maturity Date, you may make transfers only if allowed by your Contract or with our consent. Transfer requests received at our Home Office that are in good order before the close of the New York Stock Exchange (NYSE) will be processed according to the value(s) next computed following the close of business. Transfer requests received on a non-business day or after the close of the NYSE will be processed based on the value(s) next computed on the next business day.

Where permitted by state law, we reserve the right to restrict transfers from the Variable Funding Options to the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified under the Contract.

Currently, there are no charges for transfers; however, we reserve the right to charge a fee for any transfer request which exceeds twelve per year. Since each Underlying Fund may have different overall expenses, a transfer of Contract Values from one Variable Funding Option to another could result in your investment becoming subject to higher or lower expenses. Also, when making transfers, you should consider the inherent risks associated with the Variable Funding Options to which your Contract Value is allocated.

MARKET TIMING/EXCESSIVE TRADING

Frequent requests from Contract Owners to transfer Contract Value may dilute the value of an Underlying Fund's shares if the frequent trading involves an attempt to take advantage of pricing inefficiencies created by a lag between a change in the value of the securities held by the Underlying Fund and the reflection of that change in the Underlying Fund's share price ("arbitrage trading"). Regardless of the existence of pricing inefficiencies, frequent transfers may also increase brokerage and administrative costs of the Underlying Funds and may disrupt Underlying Fund management strategy, requiring an Underlying Fund to maintain a high cash position and possibly resulting in lost investment opportunities and forced liquidations ("disruptive trading"). Accordingly, arbitrage trading and disruptive trading activities (referred to collectively as "market timing") may adversely affect the long-term performance of the Underlying Funds, which may in turn adversely affect Contract Owners and other persons who may have an interest in the Contracts (e.g., annuitants and beneficiaries).

We have policies and procedures that attempt to detect and deter frequent transfers in situations where we determine there is a potential for arbitrage trading. Currently, we believe that such situations may be presented in the international, small-cap, and high-yield Underlying Funds, i.e., American Funds Global Growth Fund, Franklin Small-Mid Cap Growth Securities Fund, Templeton Foreign Securities Fund, Legg Mason Partners Variable Global Equity Portfolio, Legg Mason Partners Variable International All Cap Opportunity Portfolio, Legg Mason Partners Variable Small Cap Growth Portfolio, Legg Mason Partners Variable Diversified Strategic Income Portfolio, Legg Mason Partners Variable High Income Portfolio, Clarion Global Real Estate Portfolio, Dreman Small Cap Value Portfolio, Harris Oakmark International Portfolio, Met/AIM Small Cap Growth Portfolio, MFS(R) Emerging Markets Equity Portfolio, MFS(R) Research International Portfolio, Pioneer Strategic Income Portfolio, Third Avenue Small Cap Value Portfolio, and Oppenheimer Global Equity Portfolio (the "Monitored Portfolios"), and we monitor transfer activity in those Monitored Portfolios. In addition, as described below, we treat all American Funds Insurance Series portfolios ("American Funds portfolios") as Monitored Portfolios. We employ various means to monitor transfer activity, such as examining the frequency and size of transfers into and out of the Monitored Portfolios within given periods of time. For example, we currently monitor transfer activity to determine if, for each of the Monitored Portfolios, in a three-month period there were two or more "round-trips" of a certain dollar amount or greater. A round-trip is defined as a transfer in followed by a transfer out within the next 10 calendar days, or a transfer out followed by a transfer in within the next 10 calendar days. In the case of a Contract that has been restricted previously, a single round-trip of a certain dollar amount or greater will trigger the transfer restrictions described below.

We do not believe that other Underlying Funds present a significant opportunity to engage in arbitrage trading and therefore do not monitor transfer activity in those Underlying Funds. We may change the Monitored Portfolios at any time without notice in our sole discretion. In addition to monitoring transfer activity in certain Underlying Funds, we rely on the Underlying Funds to bring any potential disruptive trading activity they identify to our attention for investigation on a case-by-case basis. We will also investigate other harmful transfer activity that we identify from time to time. We may revise these policies and procedures in our sole discretion at any time without prior notice.

AMERICAN FUNDS MONITORING POLICY. As a condition to making their portfolios available in our products, American Funds requires us to treat all American Funds portfolios as Monitored Portfolios under our current market timing and excessive trading policies and procedures. Further, American Funds requires us to impose additional specified monitoring criteria for all American Funds portfolios available under the Contract, regardless of the potential for arbitrage trading. We are required to monitor transfer activity in American Funds portfolios to determine if there were two or more transfers in followed by transfers out, in each case of a certain dollar amount or greater, in any 30-day period. A first violation of the American Funds monitoring policy will result in a written notice of violation; any additional violation will result in the imposition of the transfer restrictions described below. Further, as Monitored Portfolios, American Funds portfolios also will be subject to our current market timing and excessive trading policies, procedures and restrictions, and transfer restrictions may be imposed upon a violation of either monitoring policy.

Our policies and procedures may result in transfer restrictions being applied to deter market timing. Currently, when we detect transfer activity in the Monitored Portfolios that exceeds our current transfer limits, or other transfer activity that we believe may be harmful to other Owners or other persons who have an interest in the Contracts, we will exercise our contractual right to restrict your number of transfers to one every six months. In addition, we also reserve the right, but do not have the obligation, to further restrict the right to request transfers by any market timing firm or any other third party who has been authorized to initiate transfers on behalf of multiple Contract Owners. We may, among other things:

     - reject the transfer instructions of any agent acting under a power of attorney on behalf of more than one Owner, or

     - reject the transfer or exchange instructions of individual Owners who have executed pre-authorized transfer forms which are submitted by market timing firms or other third parties on behalf of more than one Owner.

Transfers made under a Dollar Cost Averaging Program, a rebalancing program or, if applicable, any asset allocation program described in this prospectus are not treated as transfers when we evaluate trading patterns for market timing.

The detection and deterrence of harmful transfer activity involves judgments that are inherently subjective, such as the decision to monitor only those Underlying Funds that we believe are susceptible to arbitrage trading or the determination of the transfer limits. Our ability to detect and/or restrict such transfer activity may be limited by operational and technological systems, as well as our ability to predict strategies employed by Owners to avoid such detection. Our ability to restrict such transfer activity also may be limited by provisions of the Contract. Accordingly, there is no assurance that we will prevent all transfer activity that may adversely affect Owners and other persons with interests in the Contracts. We do not accommodate market timing in any Underlying Fund and there are no arrangements in place to permit any Contract Owner to engage in market timing; we apply our policies and procedures without exception, waiver, or special arrangement.

The Underlying Funds may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares and we reserve the right to enforce these policies and procedures. For example, Underlying Funds may assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period. The prospectuses for the Underlying Funds describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Although we may not have the contractual authority or the operational capacity to apply the frequent trading policies and procedures of the Underlying Funds, we have entered into a written agreement, as required by SEC regulation, with each Underlying Fund or its principal underwriter that obligates us to provide to the Underlying Fund promptly upon request certain information about the trading activity of individual Contract Owners, and to execute instructions from the Underlying Fund to restrict or prohibit further purchases or transfers by specific Contract Owners who violate the frequent trading policies established by the Underlying Fund.

In addition, Contract Owners and other persons with interests in the contracts should be aware that the purchase and redemption orders received by the Underlying Funds generally are "omnibus" orders from intermediaries, such as separate accounts funding variable insurance contracts or retirement plans. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance contracts and/or individual retirement plan participants. The omnibus nature of these orders may limit the Underlying Funds in their ability to apply their frequent trading policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the Underlying Funds (and thus Contract Owners) will not be harmed by transfer activity relating to other insurance companies and/or retirement plans that may invest in the Underlying Funds. If an Underlying Fund believes that an omnibus order reflects one or more transfer requests from Contract Owners engaged in disruptive trading activity, the Underlying Fund may reject the entire omnibus order.

In accordance with applicable law, we reserve the right to modify or terminate the transfer privilege at any time. We also reserve the right to defer or restrict the transfer privilege at any time that we are unable to purchase or redeem shares of any of the Underlying Funds, including any refusal or restriction on purchases or redemptions of their shares as a result of their own policies and procedures on market timing activities (even if an entire omnibus order is rejected due to the market timing activity of a single Contract Owner). You should read the Underlying Fund prospectuses for more details.

DOLLAR COST AVERAGING

Dollar cost averaging or the pre-authorized transfer program (the "DCA Program") allows you to transfer a set dollar amount to other funding options on a monthly or quarterly basis during the accumulation phase of the Contract. Using this method, you will purchase more Accumulation Units in a funding option if the value per unit is low and will purchase fewer Accumulation Units if the value per unit is high. Therefore, you may achieve a lower-than-average cost per unit in the long run if you have the financial ability to continue the program over a long enough period of time. Dollar cost averaging does not assure a profit or protect against a loss.

You may elect the DCA Program through Written Request or other method acceptable to us. You must have a minimum total Contract Value of $5,000 to enroll in the DCA Program. The minimum amount that may be transferred through this program is $400. There is no additional fee to participate in the DCA Program.

You may establish pre-authorized transfers of Contract Values from the Fixed Account, subject to certain restrictions. Under the DCA Program, automated transfers from the Fixed Account may not deplete your Fixed Account Value in less than twelve months from your enrollment in the DCA Program.

In addition to the DCA Program, within the Fixed Account, we may credit increased interest rates to Contract Owners under an administrative Special DCA Program established at our discretion, depending on availability and state law. Under this program, the Contract Owner may pre-authorize level transfers to any of the funding options under a 6 Month, 12 Month or 24 Month Special DCA Program. The programs may have different credited interest rates. We must transfer all Purchase Payments and accrued interest on a level basis to the selected funding options in the applicable time period. Under each program, the interest will accrue only on the remaining amounts in the Special DCA Program. For example, under the 12 Month program, the interest rate can accrue up to 12 months on the remaining amounts in the Special DCA Program and we must transfer all Purchase Payments and accrued interest in this program on a level basis to the selected funding options in 12 months.

The pre-authorized transfers will begin after the initial program Purchase Payment and complete enrollment instructions are received by the Company. If we do not receive complete program enrollment instructions within 15 days of receipt of the initial program Purchase Payment, the entire balance in the program will be transferred into the Money Market Variable Funding Option.

You may start or stop participation in the DCA Program at any time, but you must give the Company at least 30 days' notice to change any automated transfer instructions that are currently in place. If you stop the Special DCA Program and elect to remain in the Fixed Account, we will credit your Contract Value for the remainder of 6 or 12 months with the interest rate for non-DCA Program funds.

You may only have one DCA Program or Special DCA Program in place at one time. We will allocate any subsequent Purchase Payments we receive within the DCA Program period selected to the current funding options over the remainder of that DCA Program transfer period, unless you direct otherwise.

All provisions and terms of the Contract apply to the DCA and Special DCA Programs, including provisions relating to the transfer of money between funding options. Transfers made under any DCA Program will not be counted for purposes of restrictions we may impose on the number of transfers permitted under the Contract. We reserve the right to suspend or modify transfer privileges at any time and to assess a processing fee for this service. If the Fixed Account is not available as a funding option, you may still participate in the DCA Program.

                              ACCESS TO YOUR MONEY

--------------------------------------------------------------------------------

Any time before the Maturity Date, you may redeem all or any portion of the Cash Surrender Value, that is, the Contract Value less any withdrawal charge, and any premium tax not previously deducted. Unless you submit a Written Request specifying the Variable Funding Option(s) and/or the Fixed Account from which we are to withdraw amounts, we will make the withdrawal on a pro rata basis. We will determine the Cash Surrender Value as of the close of business after we receive your surrender request at our Home Office. The Cash Surrender Value may be more or less than the Purchase Payments you made. You may not make withdrawals during the annuity period.

For amounts allocated to the Variable Funding Options, we may defer payment of any Cash Surrender Value for a period of up to five business days after the Written Request is received. For amounts allocated to the Fixed Account, we may defer payment of any Cash Surrender Value for a period up to six months. In either case, it is our intent to pay as soon as possible. We cannot process requests for withdrawals that are not in good order. We will contact you if there is a deficiency causing a delay and will advise what is needed to act upon the withdrawal request.

We may withhold payment of surrender or withdrawal proceeds if any portion of those proceeds would be derived from a Contract Owner's check that has not yet cleared (i.e., that could still be dishonored by your banking institution). We may use telephone, fax, Internet or other means of communications to verify that payment from the Contract Owner's check has been or will be collected. We will not delay payment longer than necessary for us to verify that payment has been or will be collected. Contract Owners may avoid the possibility of delay in the disbursement of proceeds coming from a check that has not yet cleared by providing us with a certified check.

If your Contract is issued as part of a 403(b) plan, there are restrictions on your ability to make withdrawals from your Contract. You may not withdraw contributions or earnings made to your Contract after December 31, 1988 unless you are (a) age 59 1/2, (b) no longer employed, (c) deceased, (d) disabled, or
(e) experiencing a financial hardship. Even if you are experiencing a financial hardship, you may only withdraw contributions, not earnings. You should consult with your tax adviser before making a withdrawal from your Contract.

SYSTEMATIC WITHDRAWALS

Before the Maturity Date, you may choose to withdraw a specified dollar amount (at least $100) on a monthly, quarterly, semiannual or annual basis. We will deduct any applicable premium taxes and withdrawal charge. To elect systematic withdrawals, you must have a Contract Value of at least $15,000 and you must make the election on the form we provide. We will surrender Accumulation Units pro rata from all funding options in which you have an interest, unless you instruct us otherwise. You may begin or discontinue systematic withdrawals at any time by notifying us in writing, but you must give at least 30 days' notice to change any systematic withdrawal instructions that are currently in place.

We reserve the right to discontinue offering systematic withdrawals or to assess a processing fee for this service upon 30 days' written notice to Contract Owners (where allowed by state law). There is currently no additional fee for electing systematic withdrawals.

Each systematic withdrawal is subject to federal income taxes on the taxable portion and may be subject to Contract charges. In addition, a 10% federal penalty tax may be assessed on systematic withdrawals if the Contract Owner is under age 59 1/2. You should consult with your tax adviser regarding the tax consequences of systematic withdrawals.

MANAGED DISTRIBUTION PROGRAM. Under the systematic withdrawal option, you may choose to participate in the Managed Distribution Program. At no cost to you, you may instruct us to calculate and make minimum distributions that may be required by the IRS upon reaching age 70 1/2. (See "Federal Tax Considerations.") These payments will not be subject to the withdrawal charge and will be in lieu of the free withdrawal allowance. No Dollar Cost Averaging will be permitted if you are participating in the Managed Distribution Program.

                              OWNERSHIP PROVISIONS

--------------------------------------------------------------------------------

TYPES OF OWNERSHIP

CONTRACT OWNER

The Contract belongs to the Contract Owner named in the Contract (on the Contract Specifications page), or to any other person to whom you subsequently assign the Contract. You may only make an assignment of ownership or a collateral assignment for Non-qualified Contracts. You have sole power during the Annuitant's lifetime to exercise any rights and to receive all benefits given in the Contract provided you have not named an irrevocable beneficiary and provided you have not assigned the Contract.

You receive all payments while the Annuitant is alive unless you direct them to an alternate recipient. An alternate recipient does not become the Contract Owner.

If this Contract is purchased by a beneficiary of another contract who directly transferred the death proceeds due under that contract, he/she will be granted the same rights the owner has under the Contract except that he/she cannot transfer ownership, or make additional Purchase Payments.

Joint Owner. For Non-qualified Contracts only, you may name joint owners (e.g., spouses) in a Written Request before the Contract is in effect. Joint owners may independently exercise transfers allowed under the Contract. All other rights of ownership must be exercised by both owners. Joint owners own equal shares of any benefits accruing or payments made to them.

BENEFICIARY

You name the beneficiary in a Written Request. The beneficiary has the right to receive any death benefit proceeds remaining under the Contract upon the death of the Annuitant or the Contract Owner. If more than one beneficiary survives the Annuitant or Contract Owner, they will share equally in benefits unless you recorded different shares with the Company by Written Request before the death of the Annuitant or Contract Owner. In the case of a non-spousal beneficiary or a spousal beneficiary who has not chosen to assume the Contract, we will not transfer or otherwise remove the death benefit proceeds from either the Variable Funding Options or the Fixed Account, as most recently elected by the Contract Owner, until the Death Report Date.

Unless you have named an irrevocable beneficiary you have the right to change any beneficiary by Written Request during the lifetime of the Annuitant and while the Contract continues.

ANNUITANT

The Annuitant is designated in the Contract (on the Contract Specifications page), and is the individual on whose life the Maturity Date and the amount of the monthly Annuity Payments depend. You may not change the Annuitant after your Contract is in effect.

Contingent Annuitant. You may name one individual as a Contingent Annuitant. A Contingent Annuitant may not be changed, deleted or added to the Contract after the Contract Date. If the Annuitant who is not the owner dies prior to the Maturity Date, and the Contingent Annuitant is still living:

     -    the death benefit will not be payable upon the Annuitant's death

     -    the Contingent Annuitant becomes the Annuitant

     -    all other rights and benefits will continue in effect

When a Contingent Annuitant becomes the Annuitant, the Maturity Date remains the same as previously in effect.

If the Annuitant is also the owner, a death benefit is paid to the beneficiary regardless of whether or not there is a Contingent Annuitant.

                                  DEATH BENEFIT

--------------------------------------------------------------------------------

Before the Maturity Date, generally, a death benefit is payable when either the Annuitant or a Contract Owner dies. At purchase, you elect either the Standard Death Benefit, the Step-Up Benefit (also referred to as the "Annual Step-Up") or the Roll-Up Benefit. We calculate the death benefit at the close of the business day on which our Home Office receives (1) Due Proof of Death and (2) written payment instructions or election of spousal contract continuance or beneficiary contract continuance (Death Report Date).

Three different types of death benefits are available under the Contract prior to the Maturity Date:

     -    Standard Death Benefit

     -    Annual Step-Up Death Benefit

     -    Roll-Up Death Benefit

The Annual Step-Up and Roll-Up Death Benefits may not be available in all jurisdictions.

NOTE: IF THE OWNER DIES BEFORE THE ANNUITANT, THE DEATH BENEFIT IS RECALCULATED, REPLACING ALL REFERENCES TO "ANNUITANT" WITH "OWNER." ALL DEATH BENEFITS WILL BE REDUCED BY ANY PREMIUM TAX AND OUTSTANDING LOANS NOT PREVIOUSLY DEDUCTED.

DEATH PROCEEDS BEFORE THE MATURITY DATE

STANDARD DEATH BENEFIT

      AGE AT TIME OF DEATH                            DEATH BENEFIT
-------------------------------------------------------------------------------------
If Annuitant was younger than
age 76 on the Contract Date,
the death benefit will be the
greatest of                         -  the Contract Value on Death Report Date;
                                    -  the total Purchase Payments made under the
                                       Contract less any prior withdrawals; or
                                    -  the Step-Up Value, if any, as described below.
-------------------------------------------------------------------------------------
If Annuitant was age 76 through
80 on the Contract Date, the
death benefit will be the
greater of                          -  the Contract Value on Death Report Date; or
                                    -  the total Purchase Payments made under the
                                       Contract less any prior withdrawals
-------------------------------------------------------------------------------------
If Annuitant was age 81 or
older on the Contract Date, the
death benefit will be               -  the Contract Value on Death Report Date
-------------------------------------------------------------------------------------


STEP-UP VALUE (STANDARD DEATH BENEFIT)

The Step-Up Value for the standard death benefit depends on the Annuitant's age on the Contract Date as follows:

IF ANNUITANT WAS YOUNGER THAN AGE 68 ON THE CONTRACT DATE

We will establish a Step-Up Value on the seventh Contract Date anniversary (provided it is on or before the Death Report Date). The initial Step-Up Value equals the Contract Value on that anniversary. Whenever a Purchase Payment is made, we will increase the Step-Up Value by the amount of that Purchase Payment. Whenever a withdrawal is taken, the Step-Up Value will be reduced by a partial surrender reduction as described below. On each Contract Date anniversary that occurs before the Annuitant's 76th birthday and before the Annuitant's death, if the Contract Value is greater than the Step-Up Value, we will reset the Step-Up Value to equal the Contract Value on that date. If the Step-Up Value is greater than the Contract Value, the Step-Up Value will remain unchanged. We will not reduce the Step-Up Value on these anniversary recalculations (provided no withdrawals or surrenders are made on that day).

The only changes made to the Step-Up Value on or after the Annuitant's 76th birthday will be those related to additional Purchase Payments or withdrawals as described below. If the Death Report Date is before the seventh Contract Date anniversary, there is no Step-Up Value.

IF ANNUITANT WAS AGE 68 THROUGH 75 ON THE CONTRACT DATE

We will establish a Step-Up Value on the seventh Contract Date anniversary (provided it is before the Death Report Date). The Step-Up Value will equal the Contract Value on that anniversary. Whenever a Purchase Payment is made, we will increase the Step-Up Value by the amount of that Purchase Payment. Whenever a withdrawal is taken, the Step-Up Value will be reduced by a partial surrender reduction as described below. The only changes made to the Step-Up Value on or after the seventh Contract Date anniversary will be those related to additional Purchase Payments or withdrawals as described below. If the Death Report Date is before the seventh Contract Date anniversary, there is no Step-Up Value.

PARTIAL SURRENDER REDUCTION. If you make a withdrawal, we will reduce the Step-Up Value by a partial surrender reduction which equals (1) the Step-Up Value in effect immediately before the reduction for partial surrender, multiplied by (2) the amount of the partial surrender, divided by (3) the Contract Value before the surrender. See the example of the partial surrender reduction below.

ANNUAL STEP-UP DEATH BENEFIT

-------------------------------------------------------------------------------------
The death benefit will be the
greatest of:                        -  the Contract Value on Death Report Date;
                                    -  the total Purchase Payments made under the
                                       Contract less any prior withdrawals; or
                                    -  the Step-Up Value, if any, as described below.
-------------------------------------------------------------------------------------


ROLL-UP DEATH BENEFIT

      AGE AT TIME OF DEATH                            DEATH BENEFIT
-------------------------------------------------------------------------------------
If the Annuitant dies before
age 80, the death benefit will
be the greatest of:                 -  the Contract Value;
                                    -  the Roll-Up Death Benefit Value (as described
                                       below); or
                                    -  the Step-Up Value, if any, as described below.
-------------------------------------------------------------------------------------
If the Annuitant dies on or
after age 80, the death benefit
will be the greatest of:            -  the Contract Value; or
                                    -  the Roll-Up Death Benefit Value (as described
                                       below) on the Annuitant's 80th birthday, plus
                                       any additional Purchase Payments and minus any
                                       partial surrender reductions (as described
                                       below) that occur after the Annuitant's 80th
                                       birthday; or
                                    -  the Contract Value
-------------------------------------------------------------------------------------


STEP-UP VALUE (FOR ANNUAL STEP-UP AND ROLL-UP DEATH BENEFITS)

The Step-Up Value will be established on each Contract Date anniversary which occurs prior to the Death Report Date. Whenever you make an additional Purchase Payment, we will increase the Step-Up Value by the amount of that Purchase Payment. Whenever you make a withdrawal, we will reduce the Step-Up Value by a partial surrender reduction as described below. On each Contract Date anniversary that occurs before the Annuitant's 80th birthday and before the Annuitant's death, if the Contract Value is greater than the Step-Up Value, we will reset the Step-Up Value to equal the Contract Value on that date. If the Step-Up Value is greater than the Contract Value, the Step-Up Value will remain unchanged. We will not reduce the Step-Up Value on these anniversary recalculations (provided no withdrawals or surrenders are made on that day). The only changes made to the Step-Up Value on or after the Annuitant's 80th birthday will be those related to additional Purchase Payments or withdrawals as described below. If the Death Report Date is before the first Contract Date anniversary, there is no Step-Up Value.

ROLL-UP DEATH BENEFIT VALUE

On the Contract Date, the Roll-Up Death Benefit Value is equal to the Purchase Payment. On each Contract Date anniversary, the Roll-Up Death Benefit Value will be recalculated to equal a) plus b) minus c), increased by 5%, where:

     a) is the Roll-Up Death Benefit Value as of the previous Contract Date anniversary

     b)   is any Purchase Payment made during the previous Contract Year

     c) is any partial surrender reduction (as described below) during the previous Contract Year.

On dates other than the Contract Date anniversary, the Roll-Up Death Benefit Value will equal a) plus b) minus c) where:

     a) is the Roll-Up Death Benefit Value as of the previous Contract Date anniversary

     b) is any Purchase Payment made since the previous Contract Date anniversary

     c) is any partial surrender reduction (as described below) since the previous Contract Date anniversary

The maximum Roll-Up Death Benefit equals 200% of the difference between all Purchase Payments and all partial surrender reductions (as described below).

PARTIAL SURRENDER REDUCTION (FOR ANNUAL STEP-UP AND ROLL-UP DEATH BENEFITS). The partial surrender reduction equals (1) the death benefit value (step-up or roll-up value) in effect immediately before the reduction for withdrawal, multiplied by (2) the amount of the withdrawal, divided by (3) the Contract Value before the surrender.

For example, assume your current Contract Value is $55,000. If your current Step-Up Value is $50,000, and you decide to make a withdrawal of $10,000, we would reduce the Step-Up Value as follows:

           50,000 X (10,000/55,000) = $9,090

Your new Step-Up Value would be 50,000-9,090, or $40,910.

The following example shows what would happen in a declining market. Assume your current Contract Value is $30,000. If your current Step-Up Value is $50,000, and you decide to make a withdrawal of $10,000, we would reduce the Step-Up Value as follows:

           50,000 X (10,000/30,000) = $16,666

Your new Step-Up Value would be 50,000-16,666, or $33,334.

ENHANCED STEPPED-UP PROVISION ("E.S.P.")

THIS PROVISION IS NOT AVAILABLE TO A CUSTOMER WHEN EITHER THE ANNUITANT OR OWNER IS AGE 76 OR OLDER ON THE RIDER EFFECTIVE DATE.

The rider effective date is the date the rider is attached to and made a part of the Contract. If you have selected the E.S.P., the total death benefit as of the Death Report Date will equal the death benefit described above plus the greater of zero or the following amount:

IF THE ANNUITANT IS YOUNGER THAN AGE 70 ON THE RIDER EFFECTIVE DATE, 40% OF THE LESSER OF: (1) 200% of the modified Purchase Payments excluding Purchase Payments that are both received after the first rider effective date anniversary and within 12 months of the Death Report Date, or (2) your Contract Value minus the modified Purchase Payments, calculated as of the Death Report Date; or

IF THE ANNUITANT IS BETWEEN THE AGES OF 70 AND 75 ON THE RIDER EFFECTIVE DATE, 25% OF THE LESSER OF: (1) 200% of the modified Purchase Payments excluding Purchase Payments that are both received after the first rider effective date anniversary and within 12 months of the Death Report Date, or (2) your Contract Value minus the modified Purchase Payments, calculated as of the Death Report Date.

THE INITIAL MODIFIED PURCHASE PAYMENT is equal to the Contract Value as of the rider effective date. Whenever a Purchase Payment is made after the rider effective date, the modified Purchase Payment(s) are increased by the amount of the Purchase Payment. Whenever a partial surrender is taken after the rider effective date, the modified Purchase Payment(s) are reduced by a partial surrender reduction as described below.

THE PARTIAL SURRENDER REDUCTION IS EQUAL TO: (1) the modified Purchase Payment(s) in effect immediately prior to the reduction for the partial surrender, multiplied by (2) the amount of the partial surrender divided by (3) the Contract Value immediately prior to the partial surrender.

For example, assume your current modified Purchase Payment is $50,000 and that your current Contract Value is $55,000. You decide to make a withdrawal of $10,000. We would reduce the modified Purchase Payment as follows:

           50,000 X (10,000/55,000) = $9,090

Your new modified Purchase Payment would be 50,000-9,090 = $40,910

The following example shows what would happen in a declining market. Assume your current Contract Value is $30,000. If your current modified Purchase Payment is $50,000 and you decide to make a withdrawal of $10,000, we would reduce the modified Purchase Payment as follows:

           50,000 X (10,000/30,000) = $16,666

Your new modified Purchase Payment would be 50,000-16,666 = $33,334

PAYMENT OF PROCEEDS

We describe the process of paying death benefit proceeds before the Maturity Date in the charts below. The charts do not encompass every situation and are merely intended as a general guide. More detailed information is provided in your Contract. Generally, the person(s) receiving the benefit may request that the proceeds be paid in a lump sum, or be applied to one of the settlement options available under the Contract.

NON-QUALIFIED CONTRACTS

--------------------------------------------------------------------------------------------------------------
                                                                                                 MANDATORY
  BEFORE THE MATURITY DATE,         THE COMPANY WILL                                           PAYOUT RULES
    UPON THE DEATH OF THE         PAY THE PROCEEDS TO:       UNLESS...                            APPLY*
--------------------------------------------------------------------------------------------------------------
OWNER (WHO IS NOT THE         The beneficiary (ies), or if   The beneficiary elects to      Yes
ANNUITANT) (WITH NO JOINT     none, to the Contract          continue the Contract rather
OWNER)                        Owner's estate.                than receive a lump sum
                                                             distribution.

--------------------------------------------------------------------------------------------------------------
OWNER (WHO IS THE ANNUITANT)  The beneficiary (ies), or if   The beneficiary elects to      Yes
(WITH NO JOINT OWNER)         none, to the Contract          continue the Contract rather
                              Owner's estate.                than receive a lump sum
                                                             distribution.

--------------------------------------------------------------------------------------------------------------
NON-SPOUSAL JOINT OWNER (WHO  The surviving joint owner.                                    Yes
IS NOT THE ANNUITANT)

--------------------------------------------------------------------------------------------------------------
NON-SPOUSAL JOINT OWNER (WHO  The beneficiary (ies), or,     The beneficiary elects to      Yes
IS THE ANNUITANT)             if none, to the surviving      continue the Contract rather
                              joint owner.                   than receive a lump sum
                                                             distribution.

--------------------------------------------------------------------------------------------------------------
SPOUSAL JOINT OWNER (WHO IS   The surviving joint owner.     The spouse elects to           Yes
NOT THE ANNUITANT)                                           continue the Contract.

--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
                                                                                                 MANDATORY
  BEFORE THE MATURITY DATE,         THE COMPANY WILL                                           PAYOUT RULES
    UPON THE DEATH OF THE         PAY THE PROCEEDS TO:       UNLESS...                            APPLY*
--------------------------------------------------------------------------------------------------------------
SPOUSAL JOINT OWNER (WHO IS THE ANNUITANT)
The beneficiary (ies), or,    The spouse elects to           Yes
  if none, to the surviving   continue the Contract.
  joint owner.
                                                             A spouse who is not the
                                                             beneficiary may decline to
                                                             continue the Contract and
                                                             instruct the Company to pay
                                                             the beneficiary.

--------------------------------------------------------------------------------------------------------------
ANNUITANT (WHO IS NOT THE     The beneficiary (ies), or if   The beneficiary elects to      Yes
CONTRACT OWNER)               none, to the Contract Owner.   continue the Contract rather
                                                             than receive a lump sum
                                                             distribution.
                                                             But, if there is a
                                                             Contingent Annuitant, then
                                                             the Contingent Annuitant
                                                             becomes the Annuitant and
                                                             the Contract continues in
                                                             effect (generally using the
                                                             original Maturity Date). The
                                                             proceeds will then be paid
                                                             upon the death of the
                                                             Contingent Annuitant or
                                                             owner.

--------------------------------------------------------------------------------------------------------------
ANNUITANT (WHO IS THE         See death of "owner who is                                    Yes
CONTRACT OWNER)               the Annuitant" above.

--------------------------------------------------------------------------------------------------------------
ANNUITANT (WHERE OWNER IS A   The beneficiary (ies), or if                                  Yes (Death of
NON-NATURAL ENTITY/TRUST)     none, to the owner.                                           Annuitant is
                                                                                            treated as death
                                                                                            of the owner in
                                                                                            these
                                                                                            circumstances.)
--------------------------------------------------------------------------------------------------------------
CONTINGENT ANNUITANT          No death proceeds are                                         Yes
(ASSUMING ANNUITANT IS STILL  payable; Contract continues.
ALIVE)

--------------------------------------------------------------------------------------------------------------
BENEFICIARY                   No death proceeds are                                         N/A
                              payable; Contract continues.
--------------------------------------------------------------------------------------------------------------
CONTINGENT BENEFICIARY        No death proceeds are                                         N/A
                              payable; Contract continues.
--------------------------------------------------------------------------------------------------------------


QUALIFIED CONTRACTS

--------------------------------------------------------------------------------------------------------------
                                                                                                 MANDATORY
  BEFORE THE MATURITY DATE,         THE COMPANY WILL                                           PAYOUT RULES
    UPON THE DEATH OF THE         PAY THE PROCEEDS TO:       UNLESS...                            APPLY*
--------------------------------------------------------------------------------------------------------------
OWNER/ANNUITANT               The beneficiary (ies), or if   The beneficiary elects to      Yes
                              none, to the Contract          continue the Contract rather
                              Owner's estate.                than receive a lump sum
                                                             distribution.

--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
                                                                                                 MANDATORY
  BEFORE THE MATURITY DATE,         THE COMPANY WILL                                           PAYOUT RULES
    UPON THE DEATH OF THE         PAY THE PROCEEDS TO:       UNLESS...                            APPLY*
--------------------------------------------------------------------------------------------------------------
BENEFICIARY
No death proceeds are                                        N/A
  payable; Contract
  continues.

--------------------------------------------------------------------------------------------------------------
CONTINGENT BENEFICIARY        No death proceeds are                                         N/A
                              payable; Contract continues.
--------------------------------------------------------------------------------------------------------------


---------
* Certain payout rules of the Code are triggered upon the death of any Owner. Non-spousal beneficiaries (as well as spousal beneficiaries who choose not to assume the Contract) must begin taking distributions based on the beneficiary's life expectancy within one year of death or take a complete distribution of Contract proceeds within 5 years of death. Spousal Beneficiaries must choose to continue the Contract as allowed under the Spousal Contract Continuance provision described below within one year of death. For Qualified Contracts, if mandatory distributions have begun at the death of the Annuitant, the 5-year payout option is not available.

SPOUSAL CONTRACT CONTINUANCE (SUBJECT TO AVAILABILITY -- DOES NOT APPLY IF A NON-SPOUSE IS A JOINT OWNER)

Within one year of your death, if your spouse is named as an owner and/or beneficiary, and you die before the Maturity Date, your spouse may elect to continue the Contract as owner rather than have the death benefit paid to the beneficiary. If you were the Annuitant and your spouse elects to continue the Contract, your spouse will be named the Annuitant as of the Death Report Date.

If your spouse elects to continue the Contract as Contract Owner, the death benefit will be calculated as of the Death Report Date. If the Contract Value is less than the calculated death benefit, the Contract Value will be increased to equal the death benefit. This amount is referred to as the adjusted Contract Value. Any difference between the Contract Value and the adjusted Contract Value will be allocated to the funding options in the same proportion as the allocations of the Contract prior to the Death Report Date.

The terms and conditions that applied to the original Contract (including Contract fees and charges) will also apply to the continued Contract, with certain exceptions described in the Contract. Any Purchase Payment made before the Death Report Date is no longer subject to a withdrawal charge if your spouse elects to continue the Contract. Purchase Payments made to the Contract after the Death Report Date will be subject to the withdrawal charge. All other benefits and features of your Contract will be based on your spouse's age on the Death Report Date as if your spouse had purchased the Contract with the adjusted Contract Value on the Death Report Date. This spousal contract continuance is available only once for each Contract. For purposes of the death benefit on the continued Contract, the death benefit will be calculated the same as prior to continuance except all values used to calculate the death benefit, which may include a Step-Up Value or Roll-Up Death Benefit Value (depending on the optional benefit), are reset on the date the spouse continues the contract.

Spousal continuation will not satisfy required minimum distribution rules for Qualified Contracts other than IRAs. In addition, because the contract proceeds must be distributed within the time periods required by the federal Internal Revenue Code, the right of a spouse to continue the contract, and all contract provisions relating to spousal continuation, are available only to a person who is defined as a "spouse" under the federal Defense of Marriage Act, or any other applicable federal law. Please consult a tax advisor before electing this option.

BENEFICIARY CONTRACT CONTINUANCE (NOT PERMITTED FOR NON-NATURAL BENEFICIARIES)

If you die before the Maturity Date, and if the value of any beneficiary's portion of the death benefit is between $20,000 and $1,000,000 as of the Death Report Date, (more than $1,000,000 is subject to Home Office approval), your beneficiary(ies) may elect to continue his/her portion of the Contract subject to applicable Internal Revenue Code distribution requirements, rather than receive the death benefit in a lump sum. If the beneficiary chooses to continue the Contract, the beneficiary can extend the payout phase of the Contract enabling the beneficiary to "stretch" the death benefit distributions out over his life expectancy as permitted by the Internal Revenue Code.

If your beneficiary elects to continue the Contract, the death benefit will be calculated as of the Death Report Date. The initial Contract Value of the continued Contract (the "adjusted Contract Value") will equal the greater of the Contract Value or the death benefit calculated on the Death Report Date and will be allocated to the funding options in the same proportion as prior to the Death Report Date. If the adjusted Contract Value is allocated to the Variable Funding Options, the beneficiary bears the investment risk.

The beneficiary who continues the Contract will be granted the same rights as the owner under the original Contract, except the beneficiary cannot:

     -    transfer ownership

     -    take a loan

     -    make additional Purchase Payments

The beneficiary may also name his/her own beneficiary ("succeeding beneficiary") and has the right to take withdrawals at any time after the Death Report Date without a withdrawal charge. The E.S.P. option is not available to a beneficiary continuing the Contract under this provision. All other fees and charges applicable to the original Contract will also apply to the continued Contract; the E.S.P. charge no longer applies. All benefits and features of the continued Contract will be based on the beneficiary's age on the Death Report Date as if the beneficiary had purchased the Contract with the adjusted Contract Value on the Death Report Date.

PLANNED DEATH BENEFIT

You may request that rather than receive a lump-sum death benefit, the beneficiary(ies) receive all or a portion of the death benefit proceeds either:

     - as a variable or fixed annuity for life or a period that does not exceed the beneficiary's life expectancy, or

     - under the terms of the Beneficiary Continuance provision described above. If the Beneficiary Continuance provision is selected as a planned death benefit, no surrenders will be allowed other than payments meant to satisfy minimum distribution amounts or systematic withdrawal amounts, if greater.

You must make the planned death benefit request as well as any revocation of this request in writing. Upon your death, your beneficiary(ies) cannot revoke or modify this request. If the death benefit at the time we receive Due Proof of Death is less than $2,000, we will only pay a lump sum to the beneficiary. If periodic payments due under the planned death benefit election are less than $100, we reserve the right to make Annuity Payments at less frequent intervals, resulting in a payment of at least $100 per year. If no beneficiary is alive when death benefits become payable, we will pay the death benefit as provided in your Contract.

DEATH PROCEEDS AFTER THE MATURITY DATE

If any Contract Owner or the Annuitant dies on or after the Maturity Date, the Company will pay the beneficiary a death benefit consisting of any benefit remaining under the annuity option then in effect.

                                 LIVING BENEFITS

--------------------------------------------------------------------------------

GUARANTEED MINIMUM WITHDRAWAL BENEFIT ("GMWB" OR "PRINCIPAL GUARANTEE")

For an additional charge, you may elect an optional rider for your Contract that provides a Guaranteed Minimum Withdrawal Benefit, or "GMWB". A GMWB rider is designed to protect your investment from poor market performance, as long as you do not withdraw more than a certain amount from your Contract each year.

AVAILABILITY AND ELIGIBILITY We offer several different GMWB riders so that you can choose the level of benefits and costs that makes the most sense for you. This prospectus offers different GMWB riders, and the availability of each depends on when you purchase your Contract and your state of residence. The GMWB riders described in this prospectus are called "GMWB I", "GMWB II", and "GMWB III" ; we may refer to any one of these as GMWB. The availability of each rider is shown below.

--------------------------------------------------------------------------------------------------------------
         NAME OF RIDER:                    GMWB I                    GMWB II                  GMWB III
--------------------------------------------------------------------------------------------------------------
ALSO CALLED:                         Principal Guarantee       Principal Guarantee       Principal Guarantee
                                                                                                Value
--------------------------------------------------------------------------------------------------------------
AVAILABILITY:                         Not available for       Available on or after     Available on or after
                                    purchase on or after        March 28, 2005 if         March 28, 2005 if
                                   March 28, 2005, unless    approved in your state    approved in your state
                                   GMWB II is not approved
                                        in your state
--------------------------------------------------------------------------------------------------------------


CURRENTLY, YOU MAY ELECT A GMWB RIDER ONLY AT THE TIME OF YOUR INITIAL PURCHASE OF THE CONTRACT.

REMAINING BENEFIT BASE ("RBB") For all GMWB riders, the amount of your investment that is guaranteed is called the "remaining benefit base" or "RBB." Your initial RBB is equal to your initial Purchase Payment. If you added the GMWB after the initial purchase of the Contract, the Initial RBB is the Contract Value on the date the GMWB was added. The RBB is not a lump sum guarantee, rather, it is the amount that we guarantee to return to you through a series of payments that annually do not exceed a percentage of your RBB.

ANNUAL WITHDRAWAL BENEFIT ("AWB") The annual percentage of your RBB that is available for withdrawal is called the "annual withdrawal benefit" or "AWB". Each year you may take withdrawals that do not exceed your AWB until your RBB is depleted. Each year you may take your AWB monthly, annually, or on any payment schedule you request. You may take withdrawals in any dollar amount up to your AWB without affecting your guarantee. If you choose to receive only a part of, or none of, your AWB in any given year, your AWB in any subsequent year will not be increased. In that case you are choosing to deplete your RBB over a longer period of time.

The AWB is a percentage of your RBB and depends on which GMWB rider you select. Your initial AWB is calculated as a percentage of the RBB immediately before your first withdrawal:

--------------------------------------------------------------------------------------------------------------
                                           GMWB I                    GMWB II                  GMWB III
--------------------------------------------------------------------------------------------------------------
If you make your first                    5% of RBB                 5% of RBB                 5% of RBB
withdrawal before the 3rd
anniversary
after you purchase GMWB:
--------------------------------------------------------------------------------------------------------------
If you make your first                   10% of RBB                10% of RBB                 5% of RBB
withdrawal on or after the 3(rd)
anniversary after you purchase
GMWB:
--------------------------------------------------------------------------------------------------------------


ADDITIONAL PREMIUM Currently, additional Purchase Payments serve to increase your RBB and AWB. After each Purchase Payment your new RBB equals your RBB immediately prior to the Purchase Payment plus the dollar amount of the Purchase Payment. Your new AWB is equal to the AWB immediately prior to the Purchase Payment, plus a percentage of the Purchase Payment. We use the same percentage as that used to calculate your original AWB as shown above.

We reserve the right not to include additional Purchase Payments into the calculation of the RBB or AWB.

WITHDRAWALS When you make a withdrawal, your AWB remains the same as long as the sum of all of your withdrawals since the most recent anniversary of your purchase or reset of GMWB (or "GMWB Anniversary"), including the current withdrawal, does not exceed your AWB immediately prior to the current withdrawal. In such case your RBB is decreased to equal the RBB immediately prior to the withdrawal, less the dollar amount of the current withdrawal.

However, if you make a withdrawal so that the total of all your withdrawals since your GMWB anniversary, including the current withdrawal, exceeds your AWB immediately prior to the current withdrawal, we will recalculate both your RBB and AWB. The recalculation depends on which GMWB rider you select:

IF YOU SELECT GMWB II OR GMWB III:

     - To recalculate your RBB, we reduce your RBB by the greater of the dollar amount of your withdrawal, or a "partial withdrawal reduction". The partial withdrawal reduction is equal to 1) the RBB in effect immediately prior to the current withdrawal, multiplied by 2) the amount of the current withdrawal divided by 3) the Contract Value immediately prior to the current withdrawal.

     - To recalculate your AWB, we reduce your AWB by a partial withdrawal reduction, which is equal to 1) the AWB in effect immediately prior to the current withdrawal, multiplied by 2) the RBB immediately after the withdrawal divided by 3) the RBB immediately prior to the current withdrawal.

IF YOU PURCHASED GMWB I:

     - To recalculate your RBB, we reduce your RBB by a "partial withdrawal reduction". The partial withdrawal reduction is equal to 1) the RBB in effect immediately prior to the current withdrawal, multiplied by 2) the amount of the current withdrawal divided by 3) the Contract Value immediately prior to the current withdrawal.

     - To recalculate your AWB, we reduce your AWB by a partial withdrawal reduction, which is equal to 1) the AWB in effect immediately prior to the current withdrawal, multiplied by 2) the RBB immediately after the withdrawal divided by 3) the RBB immediately prior to the current withdrawal.

We will waive any surrender charge on amounts that you withdraw up to your AWB on amounts up to the amount withdrawn under our Managed Distribution Program, even if such annual amount withdrawn is greater than your free withdrawal allowance.

WITHDRAWAL EXAMPLES. The following examples are intended to illustrate the effect of withdrawals on your RBB and AWB, depending on which GMWB rider you select. The investment results shown are hypothetical and are not representative of past or future performance. Actual investment results may be more or less than those shown and will depend upon a number of factors, including the Variable Funding Options selected by you. The example does not reflect the deduction of fees and charges, withdrawal charges and applicable income taxes and penalties. Assume your initial RBB is $100,000, your age is less than 70, and you take a withdrawal of $10,000 after your first GMWB Anniversary:

                   WITHDRAWAL EXAMPLE FOR GMWB II AND GMWB III

-------------------------------------------------------------------------------------------------------------------------
                          ASSUMES 10% GAIN ON INVESTMENT                        ASSUMES 10% LOSS ON INVESTMENT
-------------------------------------------------------------------------------------------------------------------------
               CONTRACT                                              CONTRACT
                 VALUE            RBB                AWB (5%)          VALUE            RBB                AWB (5%)
-------------------------------------------------------------------------------------------------------------------------
VALUES AS OF
-------------------------------------------------------------------------------------------------------------------------
INITIAL GMWB
PURCHASE       $100,000        $100,000               $5,000         $100,000        $100,000               $5,000
-------------------------------------------------------------------------------------------------------------------------
IMMEDIATELY
PRIOR TO
WITHDRAWAL     $110,000        $100,000               $5,000          $90,000        $100,000               $5,000
-------------------------------------------------------------------------------------------------------------------------
PARTIAL
WITHDRAWAL        N/A         (100,000 x           [5,000 x (1-         N/A         (100,000 x           [5,000 x (1-
REDUCTION                  10,000/110,000) =    90,000/100,000)] =               10,000/90,000) =     88,889/100,000)] =
(PWR)                            9,091                  500                           $11,111                $556
-------------------------------------------------------------------------------------------------------------------------
GREATER OF
PWR OR THE
DOLLAR AMOUNT                   $10,000                                               $11,111
OF THE
WITHDRAWAL                  (10,000>9,091)                                        (11,111>10,000)
-------------------------------------------------------------------------------------------------------------------------
CHANGE IN
VALUE DUE TO
WITHDRAWAL
(PARTIAL
SURRENDER
REDUCTION)      $10,000         $10,000                $500           $10,000         $11,111                $556
-------------------------------------------------------------------------------------------------------------------------
VALUE
IMMEDIATELY
AFTER
WITHDRAWAL     $100,000         $90,000               $4,500          $80,000         $88,889               $4,444
-------------------------------------------------------------------------------------------------------------------------

                          WITHDRAWAL EXAMPLE FOR GMWB I

-------------------------------------------------------------------------------------------------------------------------
                          ASSUMES 10% GAIN ON INVESTMENT                        ASSUMES 10% LOSS ON INVESTMENT
-------------------------------------------------------------------------------------------------------------------------
               CONTRACT                                              CONTRACT
                 VALUE            RBB                AWB (5%)          VALUE            RBB                AWB (5%)
-------------------------------------------------------------------------------------------------------------------------
VALUES AS OF
-------------------------------------------------------------------------------------------------------------------------
INITIAL GMWB
PURCHASE       $100,000        $100,000               $5,000         $100,000        $100,000               $5,000
-------------------------------------------------------------------------------------------------------------------------
IMMEDIATELY
PRIOR TO
WITHDRAWAL     $110,000        $100,000               $5,000          $90,000        $100,000               $5,000
-------------------------------------------------------------------------------------------------------------------------
IMMEDIATELY                     $90,909               $4,545                          $88,889               $4,444
AFTER
WITHDRAWAL               [100,000 -- (100,000         [(5,000                  [100,000 -- (100,000        [5,000 x
               $100,000    x10,000/110,000)]     x90,909/100,000)]    $80,000    x10,000/90,000)]      (88,889/100,000)]
-------------------------------------------------------------------------------------------------------------------------
CHANGE IN
VALUE DUE TO
WITHDRAWAL
(PARTIAL
SURRENDER
REDUCTION)      $10,000         $9,091                 $455           $10,000         $11,111                $556
-------------------------------------------------------------------------------------------------------------------------


TAX-QUALIFIED DISTRIBUTION PROGRAMS (GMWB II AND GMWB III ONLY). If you select GMWB II or GMWB III, subject to certain limitations and restrictions, your AWB will not incur a recalculation as a result of distributions taken under certain eligible Tax-Qualified Distribution Programs ("Tax-Qualified Distribution Programs"). Instead, such distributions will reduce the RBB by the amount of the withdrawal, and will not affect the AWB.

For purposes of GMWB II and GMWB III, the following Tax-Qualified Distribution Programs are eligible. Only certain types of distribution methods are eligible as described below. Please consult with your tax adviser to make sure you are eligible:

     - Distributions intended to satisfy the required minimum distribution rules under Internal Revenue Code ("Code") Section 401(a)(9) and the Treasury Regulations promulgated thereunder, as applicable, to:

          -    a qualified retirement plan (Code Section 401),

          -    a tax-sheltered annuity (Code Section 403(b)),

          -    an individual retirement account (Code Sections 408(a)),

          -    an individual retirement annuity (Code Section 408(b)), or

          -    a qualified deferred compensation plan (Code Section 457).

          Required minimum distribution must be calculated using the Uniform Life Table (described in Treasury Regulation Section 1.401(a)(9)-9, Q&A-2) and/or the Joint and Last Survivor Table (described in Treasury Regulation Section 1.401(a)(9)-9, Q&A-3), and for distributions where the employee (owner) dies before the entire interest is distributed as described in Code Section 401(a)(9)(B)(iii) calculated using the Single Life Table (described in Treasury Regulation Section 1.401(a)(9)-9, Q&A-1), as appropriate (each table as in effect as of January 1, 2004).

     - Distributions intended to satisfy the exception under Code Section 72(s)(2) to the required minimum distribution rules which apply after the death of the holder of a nonqualified annuity contract provided under Code Section 72(s)(1) for certain amounts payable over the life of a designated beneficiary;

     - Distributions intended to satisfy the exception under Code Section 72(t)(2)(A)(iv) from the 10% additional tax on early distributions from qualified retirement plans imposed by Code Section 72(t)(1) for certain amounts payable as part of a series of substantially equal periodic payments made for the life (or life expectancy) of the employee or the joint lives (or joint life expectancies) of such employee and his designated beneficiary, provided, however, the amount of the substantially equal periodic payments must be calculated under the required minimum distribution method set forth in the Internal Revenue Service Notice 89-25, 1989-1 C.B. 662 in Q&A-12 as amended by Revenue Ruling 2002-62, 2002-42 I.R.B. 710 (substantially equal periodic payments calculated under the fixed annuitization method or the fixed amortization method described in Q&A-12 of Notice 89-25 will not be considered a Tax-Qualified Distribution Program); or

     - Distributions intended to satisfy the exception under Code Section 72(q)(2)(D) from the 10% additional tax on early distributions from nonqualified annuity contracts imposed by Code Section 72(q)(1) for certain amounts payable as part of a series of substantially equal periodic payments made for the life (or life expectancy) of the Beneficiary or the joint lives (or joint life expectancies) of such Beneficiary and his designated beneficiary, provided, however, the amount of the substantially equal periodic payment must be calculated under the required minimum distribution method set forth in Internal Revenue Service Notice 89-25, 1989-1 C.B. 662 in Q&A-12 as amended by Internal Revenue Bulletin 2004-9, Notice 2004-15, page 526. (substantially equal periodic payments calculated under the fixed annuitization method or the fixed amortization method described in Q&A-12 of Notice 89-25 will not be considered a Tax-Qualified Distribution Program).

You are subject to the following limitations if you are taking distributions under a Tax-Qualified Distribution Program:

     - YOU MUST ENROLL IN OUR MANAGED DISTRIBUTION PROGRAM. If you do not enroll or if you cancel your enrollment, you can continue to make withdrawals under your GMWB rider, however your RBB and AWB may be subject to a recalculation. Under our Managed Distribution Program, you select the frequency of payments. You may change the frequency of your payments only once every two years after your GMWB Anniversary, and you may only make the change during the 30-day period after your GMWB Anniversary. At the time you purchase GMWB, your initial frequency of payment must be annual if you did not take distributions pursuant to your Tax-Qualified Distribution Program at your previous financial institution, unless you turn age 70 1/2 before the first GMWB anniversary.

          You are advised to take your required distributions prior to purchasing GMWB in order to have the choice of taking your distributions on a monthly, quarterly, semi-annual or annual basis. If you do not take your distribution before purchasing GMWB, you will be limited to taking annual distributions for the first two Contract Years after which time you can choose an alternate mode of distribution.

     - ANY WITHDRAWALS OUTSIDE OF THE PROGRAM MAY DECREASE YOUR BENEFIT. All withdrawals under your Contract must be made pursuant to the Tax-Qualified Distribution Program during any 12-month period after an anniversary of your purchase of GMWB (a "GMWB Year"). If during any GMWB Year you take any additional withdrawals that are not made pursuant to the Program, you can continue to make withdrawals under your GMWB rider, however for the remainder of the GMWB Year your RBB and AWB may be subject to a partial withdrawal reduction. To avoid any partial withdrawal reduction, all withdrawals under your Contract must be made pursuant to your Tax-Qualified Distribution Program.

RESET (GMWB I AND GMWB II ONLY). If you select GMWB I or GMWB II, you may choose to reset your RBB starting with the 5th year anniversary date of your GMWB purchase. In accordance with the terms of the rider we have established the following procedures for resets. If you elect to reset within 30 days prior to the end of the 5th contract year, your new RBB will be reset to equal your current Contract Value. If you do not reset on the 5th year anniversary, you will have the opportunity to elect to reset during the 30-day period prior to each anniversary following the date of your 5th year anniversary of your GMWB purchase. In the event that you elect a reset you will be eligible to reset your RBB again provided that 5 contract years have elapsed since the most recent reset, so long as your election is made during the 30-day period prior to the anniversary date of your GMWB purchase.

Each time you reset your RBB, your new AWB will equal a percentage of your new RBB. The percentage used is the same percentage used to calculate your AWB before the reset.

If you are age 95 and are taking withdrawals under a Tax-Qualified Distribution Program, you may not reset if you purchased GMWB II.

Depending on your Contract Value and the current fee for GMWB, it may not be beneficial to reset your RBB. Generally, it may be beneficial to reset your RBB if your Contract Value exceeds your RBB. However, the charge may increase if you elect to reset the RBB. (In such cases, the charge will never exceed the guaranteed maximum charge.) Further, if you reset your RBB, your new AWB may be higher or lower than your current AWB. In addition, the length of time over which you can expect to receive your RBB will be reset.

INVESTMENT RESTRICTIONS (GMWB II AND GMWB III ONLY)

We reserve the right to restrict allocations to a Variable Funding Option or limit the percentage of Contract value that may be allocated to a Variable Funding Option at any time. If we do so we would provide you with asset allocation requirements, and we reserve the right to require periodic rebalancing of Contract value allocated to Variable Funding Options according to specified percentages. We will provide no less than 30 days advanced written notice if we exercise our right to restrict or limit allocations to a Variable Funding Option and/or require periodic rebalancing between Variable Funding Options. Our ability to restrict allocations to a Variable Funding Option may be different depending on your state.

If we restrict allocations to a Variable Funding Option, as of the effective date of the restriction, we will no longer allow additional Purchase Payments to be applied, or transfers of Contract value to be allocated into the restricted Variable Funding Option. Any Contract value previously allocated to a restricted Variable Funding Option will not be subject to the restriction. If we impose a limit on the percentage of Contract value allocated to a Variable Funding Option, as of the effective date of the restriction, we will impose the limit on all subsequent allocations.

GMWB CHARGE. The charge for your GMWB rider is different depending on which version of GMWB you choose. For all GMWB riders, the charge is deducted each business day from amounts held in each Variable Funding Option. The current charge for each rider, on an annual basis, is shown below. Your current charge will not change unless you reset your benefits, at which time we may modify the charge. In such case the charge will never exceed 1.00%.

--------------------------------------------------------------------------------------------------------------
                                           GMWB I                    GMWB II                  GMWB III
--------------------------------------------------------------------------------------------------------------
Current Annual Charge                       0.40%                     0.50%                     0.25%
--------------------------------------------------------------------------------------------------------------
Maximum Annual Charge After a               1.00%                     1.00%                      N/A
Reset
--------------------------------------------------------------------------------------------------------------


MAXIMUM RBB. Although we have no current plans to do so, in the future we may impose a maximum RBB. If we do, we would stop including additional Purchase Payments into the calculation of your RBB. If we impose a maximum RBB for Purchase Payments or reset, the maximum RBB will never be less than the cumulative Purchase Payments to which we have previously consented.

Currently you must obtain our consent to purchase any RBB over $1 million. Purchase Payments under $1 million are not subject to a maximum RBB.

TERMINATION. Once you purchase GMWB I, you cannot cancel it. If you select GMWB II or GMWB III, you may terminate your rider at any time after the 5(th) anniversary of your purchase of GMWB. Once you terminate a GMWB III rider, you cannot re-elect it. You must request your termination in writing. All GMWB riders terminate automatically when you reach the maturity date of your Contract, if your Contract is assigned, or if the rider is exchanged for a similar rider offered by us.

OTHER INFORMATION ABOUT GMWB. If your Contract Value reaches zero, and you have purchased this benefit, the following will occur:

     - The AWB will continue to be paid to you until the RBB is depleted, not more frequently than monthly. Upon your death, your beneficiary will receive these payments. No other death benefit or optional benefit, if any, will be paid.

     - The total annual payment amount will equal the AWB and will never exceed your RBB, and

     - We will no longer accept subsequent Purchase Payments into the Contract.

If a spouse or beneficiary continues this Contract upon your death, and you had elected GMWB, all terms and conditions of this benefit would apply to the new owner.

COMPARISON OF IMPORTANT DIFFERENCES AMONG THE GMWB RIDERS

The following chart may help you decide which version of GMWB is best for you.

--------------------------------------------------------------------------------------------------------------
                                           GMWB I                    GMWB II                  GMWB III
--------------------------------------------------------------------------------------------------------------
AWB                                  5% of RBB if first        5% of RBB if first             5% of RBB
                                   withdrawal before 3(rd)   withdrawal before 3(rd)
                                   anniversary 10% of RBB    anniversary 10% of RBB
                                   if first withdrawal on    if first withdrawal on
                                       or after 3(rd)            or after 3(rd)
                                         anniversary               anniversary
--------------------------------------------------------------------------------------------------------------
ANNUAL CHARGE                               0.40%                     0.50%                     0.25%
--------------------------------------------------------------------------------------------------------------
RESET                                        Yes                       Yes                       No
--------------------------------------------------------------------------------------------------------------
CAN I CANCEL MY GMWB?                        No               Yes, after the 5(th)      Yes, after the 5(th)
                                                               anniversary of GMWB       anniversary of GMWB
                                                                    purchase                  purchase
--------------------------------------------------------------------------------------------------------------
INVESTMENT RESTRICTIONS                      No                        Yes                       Yes
--------------------------------------------------------------------------------------------------------------
WAIVER OF RECALCULATION OF AWB               No                        Yes                       Yes
FOR DISTRIBUTIONS FROM TAX-
QUALIFIED PLANS
--------------------------------------------------------------------------------------------------------------


                               THE ANNUITY PERIOD

--------------------------------------------------------------------------------

MATURITY DATE

Under the Contract, you can receive regular payments ("Annuity Payments"). You can choose the month and the year in which those payments begin ("Maturity Date"). You can also choose among payout options or elect a lump sum distribution. While the Annuitant is alive, you can change your selection any time up to the Maturity Date. Annuity Payments will begin on the Maturity Date stated in the Contract unless (1) you fully surrendered the Contract; (2) we paid the proceeds to the beneficiary before that date; or (3) you elected another date. Annuity Payments are a series of periodic payments (a) for life;
(b) for life with a minimum number of payments assured; (c) for the joint lifetime of the Annuitant and another person, and thereafter during the lifetime of the survivor; or (d) for a fixed period. We may require proof that the Annuitant is alive before we make Annuity Payments. Not all options may be available in all states. Please be aware that once the Contract is annuitized, you are ineligible to receive the death benefit you have selected and any living benefit rider is terminated.

Unless you elect otherwise, the Maturity Date will be the Annuitant's 95(th) birthday or ten years after the effective date of the Contract, if later (this requirement may be changed by us). (For Contracts issued in Florida and New York, the Maturity Date you elect may not be later than the Annuitant's 90(th) birthday.)

At least 30 days before the original Maturity Date, you may elect to extend the Maturity Date to any time prior to the Annuitant's 95th birthday or to a later date with our consent. You may use certain annuity options taken at the Maturity Date to meet the minimum required distribution requirements of federal tax law, or you may use a program of withdrawals instead. These mandatory distribution requirements take effect generally upon the death of the Contract Owner, or with certain Qualified Contracts upon either the later of the Contract Owner's attainment of age 70 1/2 or year of retirement; or the death of the Contract Owner. You should seek independent tax advice regarding the election of minimum required distributions.

ALLOCATION OF ANNUITY

You may elect to receive your Annuity Payments in the form of a variable annuity, a fixed annuity, or a combination of both. If, at the time Annuity Payments begin, you have not made an election, we will apply your Cash Surrender Value to provide an annuity funded by the same funding options as you have selected during the accumulation period. At least 30 days before the Maturity Date, you may transfer the Contract Value among the funding options in order to change the basis on which we will determine Annuity Payments. (See "Transfers.")

VARIABLE ANNUITY

You may choose an annuity payout that fluctuates depending on the investment experience of the Variable Funding Options. We determine the number of Annuity Units credited to the Contract by dividing the first monthly Annuity Payment attributable to each Variable Funding Option by the corresponding Accumulation Unit value as of 14 days before the date Annuity Payments begin. We use an Annuity Unit to measure the dollar value of an Annuity Payment. The number of Annuity Units (but not their value) remains fixed during the annuity period.

DETERMINATION OF FIRST ANNUITY PAYMENT. Your Contract contains the tables we use to determine your first monthly Annuity Payment. If you elect a variable annuity, the amount we apply to it will be the Cash Surrender Value as of 14 days before the date Annuity Payments begin, less any applicable premium taxes not previously deducted.

The amount of your first monthly payment depends on the annuity option you elected and the Annuitant's adjusted age. Your Contract contains the formula for determining the adjusted age. We determine the total first monthly Annuity Payment by multiplying the benefit per $1,000 of value shown in the Contract tables by the number of thousands of dollars of Contract Value you apply to that annuity option. The Contract tables factor in an assumed daily net investment factor of 3.0%. We call this your net investment rate. Your net investment rate of 3% corresponds to an annual interest rate of 3%. This means that if the annualized investment performance, after expenses, of your Variable Funding Options is less than 3%, then the dollar amount of your variable Annuity Payments will decrease. However, if the annualized investment performance, after expenses, of your Variable Funding Options is greater than 3%, then the dollar amount of your variable Annuity Payments will increase.

DETERMINATION OF SECOND AND SUBSEQUENT ANNUITY PAYMENTS. The dollar amount of all subsequent Annuity Payments changes from month to month based on the investment experience, as described above, of the applicable funding options. The total amount of each Annuity Payment will equal the sum of the basic payments in each funding option. We determine the actual amounts of these payments by multiplying the number of Annuity Units we credited to each funding option by the corresponding Annuity Unit value as of the date 14 days before the date the payment is due.

FIXED ANNUITY

You may choose a fixed annuity that provides payments that do not vary during the annuity period. We will calculate the dollar amount of the first fixed Annuity Payment as described under "Variable Annuity," except that the amount we apply to begin the annuity will be your Cash Surrender Value as of the date Annuity Payments begin. Payout rates will not be lower than that shown in the Contract. If it would produce a larger payment, the first fixed Annuity Payment will be determined using the Annuity Tables in effect on the Maturity Date.

                                 PAYMENT OPTIONS

--------------------------------------------------------------------------------

ELECTION OF OPTIONS

While the Annuitant is alive, you can change your annuity option selection any time up to the Maturity Date. Once Annuity Payments have begun, no further elections are allowed.

During the Annuitant's lifetime, if you do not elect otherwise before the Maturity Date, we will pay you (or another designated payee) the first of a series of monthly Annuity Payments based on the life of the Annuitant, in accordance with Annuity Option 2 (Life Annuity with 120 monthly payments assured). For certain Qualified Contracts, Annuity Option 4 (Joint and Last Survivor Life Annuity -- Annuity Reduced on Death of Primary Payee) will be the automatic option as described in the Contract. (See "Annuity Options.")

The minimum amount that can be placed under an annuity option will be $2,000 unless we agree to a lesser amount. If any monthly periodic payment due is less than $100, the Company reserves the right to make payments at less frequent intervals, or to pay the Contract Value in a lump-sum.

On the Maturity Date, we will pay the amount due under the Contract in accordance with the payment option that you select. You may choose to receive a single lump-sum payment. You must elect an option in writing, in a form satisfactory to the Company. Any election made during the lifetime of the Annuitant must be made by the Contract Owner.

ANNUITY OPTIONS

Subject to the conditions described in "Election of Options" above, we may pay all or any part of the Cash Surrender Value under one or more of the following annuity options. Payments under the annuity options are generally made on a monthly basis. We may offer additional options.

Option 1 -- Life Annuity -- No Refund. The Company will make Annuity Payments during the lifetime of the Annuitant ending with the last payment before death. This option offers the maximum periodic payment, since there is no assurance of a minimum number of payments or provision for a death benefit for beneficiaries.

Option 2 -- Life Annuity with 120, 180 or 240 Monthly Payments Assured. The Company will make monthly Annuity Payments during the lifetime of the Annuitant, with the agreement that if, at the death of that person, payments have been made for less than 120, 180 or 240 months, as elected, we will continue making payments to the beneficiary during the remainder of the period.

Option 3 -- Joint and Last Survivor Life Annuity -- No Refund. The Company will make regular Annuity Payments during the lifetime of the Annuitant and a second person. When either person dies, we will continue making payments to the survivor. No further payments will be made following the death of the survivor.

Option 4 -- Joint and Last Survivor Life Annuity -- Annuity Reduced on Death of Primary Payee. The Company will make Annuity Payments during the lifetimes of the Annuitant and a second person. You will designate one as primary payee, and the other will be designated as secondary payee. On the death of the secondary payee, the Company will continue to make monthly Annuity Payments to the primary payee in the same amount that would have been payable during the joint lifetime of the two persons. On the death of the primary payee, the Company will continue to make Annuity Payments to the secondary payee in an amount equal to 50% of the payments, which would have been made during the lifetime of the primary payee. No further payments will be made once both payees have died.

Option 5 -- Payments for a Fixed Period without Life Contingency. We will make periodic payments for the period selected. This option may not satisfy the minimum required distribution rules for Qualified Contracts. Consult a tax adviser before electing this option.

Option 6 -- Other Annuity Options. We will make any other arrangements for Annuity Payments as may be mutually agreed upon.

VARIABLE LIQUIDITY BENEFIT

This benefit is only offered with the annuity option "Payments for a Fixed Period without Life Contingency."

At any time after annuitization and before death, the Contract Owner may surrender and receive a payment equal to (A) minus (B), where (A) equals the present value of remaining certain payments, and (B) equals a withdrawal charge not to exceed the maximum withdrawal charge rate shown on the specifications page of the Contract multiplied by (A). The interest rate used to calculate the present value is a rate 1% higher than the Assumed (Daily) Net Investment Factor used to calculate the Annuity Payments. The remaining period certain payments are assumed to be level payments equal to the most recent period certain payment prior to the request for this liquidity benefit. A withdrawal charge is not imposed if the surrender is made after the expiration of the withdrawal charge period shown on the specifications page of the Contract.

                        MISCELLANEOUS CONTRACT PROVISIONS

--------------------------------------------------------------------------------

RIGHT TO RETURN

You may return the Contract for a full refund of the Contract Value plus any Contract charges and premium taxes you paid (but not any fees and charges the Underlying Fund assessed) within ten days after you receive it (the "right to

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return period"). You bear the investment risk of investing in the Variable
Funding Options during the right to return period; therefore, the Contract Value we return may be greater or less than your Purchase Payment.

If you purchase the Contract as an Individual Retirement Annuity, and return it within the first seven days after delivery, or longer if your state law permits, we will refund your Purchase Payment in full; during the remainder of the right to return period, we will refund the Contract Value (including charges).

We will determine the Contract Value following the close of the business day on which we receive your Contract and a Written Request for a refund. Where state law requires a different period, or the return of Purchase Payments or other variations of this provision, we will comply. Refer to your Contract for any state-specific information.

TERMINATION

We reserve the right to terminate the Contract on any business day if your Contract Value as of that date is less than $2,000 and you have not made Purchase Payments for at least two years, unless otherwise specified by state law. Accordingly, no Contract will be terminated due solely to negative investment performance. Termination will not occur until 31 days after we have mailed notice of termination to your last known address and to any assignee of record. If we terminate the Contract, we will pay you the Cash Surrender Value less any applicable taxes. In certain states, we may be required to pay you the Contract Value. Federal tax law may impose additional restrictions on our right to terminate your traditional IRA, Roth IRA or other Qualified Contract.

REQUIRED REPORTS

As often as required by law, but at least once in each Contract Year before the due date of the first Annuity Payment, we will furnish a report showing the number of Accumulation Units credited to the Contract and the corresponding Accumulation Unit value(s) as of the report date for each funding option to which the Contract Owner has allocated amounts during the applicable period. The Company will keep all records required under federal and state laws.

SUSPENSION OF PAYMENTS

The Company reserves the right to suspend or postpone the date of any payment or determination of values on any business day (1) when the New York Stock Exchange ("the Exchange") is closed; (2) when trading on the Exchange is restricted; (3) when an emergency exists, as determined by the SEC, so that the sale of securities held in the Separate Account may not reasonably occur, or so that the Company may not reasonably determine the value the Separate Account's net assets; or (4) during any other period when the SEC, by order, so permits for the protection of security holders. At any time, payments from the Fixed Account may be delayed up to 6 months.

                              THE SEPARATE ACCOUNTS

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The Company sponsors Separate Account Nine and Separate Account Ten. When we
refer to the Separate Account, we are referring to Separate Account Nine, except where the Contract was originally issued by MLACC, in which case, we are referring to Separate Account Ten. (See "The Insurance Company" .) Both Separate Account Nine and Separate Account Ten were established on June 18, 1999 and are registered with the SEC as unit investment trusts under the Investment Company Act of 1940, as amended. We will invest Separate Account assets attributable to the Contracts exclusively in the shares of the Variable Funding Options.

We anticipate merging Separate Account Nine and Separate Account Ten with and into another separate account of the Company (the MetLife of CT Separate Account Eleven for Variable Annuities) during the fourth quarter of 2008 at the earliest, subject to regulatory approval. This merger will have no effect on the provisions of, and the rights and obligations under, the Contract. Similarly, the merger will not have any adverse impact on your Contract Value or any tax consequences for you.

We hold the assets of the Separate Account for the exclusive and separate benefit of the owners of each Separate Account, according to the laws of Connecticut. Income, gains and losses, whether or not realized, from assets allocated to the Separate Account are, in accordance with the Contracts, credited to or charged against the Separate Account without regard to other income, gains and losses of the Company. The assets held by the Separate Account

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are not chargeable with liabilities arising out of any other business that we may conduct. Obligations under the Contract are obligations of the Company. Any obligations that exceed the assets in the Separate Account are payable by the Company's general account. The amount of the guaranteed death benefit that exceeds the Contract Value is paid from the Company's general account. Benefit amounts paid from the general account are subject to the financial strength and claims-paying ability of the Company.

All investment income and other distributions of the funding options are payable to the Separate Account. We reinvest all such income and/or distributions in shares of the respective funding option at net asset value. Shares of the funding options are currently sold only to life insurance company separate accounts to fund variable annuity and variable life insurance contracts.

Certain variable annuity separate accounts and variable life insurance separate accounts may invest in the funding options simultaneously (called "mixed" and "shared" funding). It is conceivable that in the future it may be disadvantageous to do so. Although the Company and the Variable Funding Options do not currently foresee any such disadvantages either to variable annuity contract owners or variable life policy owners, each Underlying Fund's Board of Directors intends to monitor events in order to identify any material conflicts between them and to determine what action, if any, should be taken. If a Board of Directors was to conclude that separate funds should be established for variable life and variable annuity separate accounts, the variable annuity contract owners would not bear any of the related expenses, but variable annuity contract owners and variable life insurance policy owners would no longer have the economies of scale resulting from a larger combined fund.

We reserve the right to transfer assets of the Separate Account to another separate account, and/or to modify the structure or operation of the Separate Account, subject to the necessary regulatory approvals. If we do so, we guarantee that the modification will not affect your Contract Value.

PERFORMANCE INFORMATION

In advertisements for the Contract, we may include performance figures to show you how a Variable Funding Option has performed in the past. These figures are rates of return or yield quotations shown as a percent. These figures show past performance of a Variable Funding Option and are not an indication of how a Variable Funding Option will perform in the future.

Performance figures for each Variable Funding Option are based in part on the performance of a corresponding Underlying Fund. In some cases, the Underlying Fund may have existed before the technical inception of the corresponding Variable Funding Option. In those cases, we can create "hypothetical historical performance" of a Variable Funding Option. These figures show the performance that the Variable Funding Option would have achieved had it been available during the entire history of the Underlying Fund.

In a low interest rate environment, yields for money market Subaccounts, after deduction of the Mortality and Expense Risk Charge, Administrative Expense Charge and the charge for any optional benefit riders (if applicable), may be negative even though the Underlying Fund's yield, before deducting for such charges, is positive. If you allocate a portion of your Contract Value to a money market Subaccount or participate in an asset allocation program where Contract Value is allocated to a money market Subaccount under the applicable asset allocation model, that portion of your Contract Value may decrease in value.

                           FEDERAL TAX CONSIDERATIONS

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The following general discussion of the federal income tax consequences related to your investment in this Contract is not intended to cover all situations, and is not meant to provide tax or legal advice. Because of the complexity of the law and the fact that the tax results will vary depending on many factors, you should consult your tax and/or legal adviser regarding the tax implications of purchasing this Contract based upon your individual situation. For further tax information, an additional discussion of certain tax matters is contained in the SAI.

You are responsible for determining whether your purchase of a Contract, withdrawals, income payments and any other transaction under your Contract satisfy applicable tax law. We are not responsible for determining if your employer's plan or arrangement satisfies the requirements of the Code and/or the Employee Retirement Income Security Act of 1974 (ERISA).


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GENERAL TAXATION OF ANNUITIES

Congress has recognized the value of saving for retirement by providing certain tax benefits, in the form of tax deferral, for premiums paid under an annuity and permitting tax-free transfers between the various investment options offered under the Contract. The Internal Revenue Code ("Code") governs how earnings on your investment in the Contract are ultimately taxed, depending upon the type of contract, qualified or non-qualified, and the manner in which the money is distributed, as briefly described below. In analyzing the benefits of tax deferral it is important to note that the Jobs and Growth Tax Relief Reconciliation Act of 2003 amended Code Section 1 to reduce the marginal tax rates on long-term capital gains and dividends to 5% and 15%. The reduced rates apply during 2003 through 2008, and thereafter will increase to prior levels. Under current federal tax law, the taxable portion of distributions under variable annuity contracts and qualified plans (including IRAs) is not eligible for the reduced tax rate applicable to long-term capital gains and dividends. Earnings under annuity contracts, like interest payable on fixed investments (notes, bonds, etc.), continue to be taxed as ordinary income (top rate of 35%). The tax law provides deferred annuities issued after October 21, 1988 by the same insurance company or an affiliate in the same calendar year to the same owner are combined for tax purposes. As a result, a greater portion of your withdrawals may be considered taxable income than you would otherwise expect. Although the law is not clear, the aggregation rule may also adversely affect the tax treatment of payments received under an income annuity where the owner has purchased more than one non-qualified annuity during the same calendar year from the same or an affiliated company after October 21, 1988, and is not receiving income payments from all annuities at the same time. Please consult your own tax advisor.

STATE AND LOCAL TAXES. The rules for state and local income taxes may differ from the federal income tax rules. Purchasers and prospective purchasers of the Contract should consult their own tax advisers and the law of the applicable taxing jurisdiction to determine what rules and tax benefits apply to the Contract.

PENALTY TAX FOR PREMATURE DISTRIBUTIONS. For both Qualified and Non-qualified Contracts, taxable distributions taken before the Contract Owner has reached the age of 59 1/2 will be subject to a 10% additional tax penalty unless the distribution is taken in a series of periodic distributions, for life or life expectancy, or unless the distribution follows the death or disability of the Contract Owner. Other exceptions may be available in certain qualified plans. The 10% tax penalty is in addition to any other penalties that may apply under your Contract and the normal income taxes due on the distribution.

TAX-FREE EXCHANGES. Code Section 1035 provides that, if certain conditions are met, no gain or loss is recognized when an annuity contract is received in exchange for a life insurance policy, endowment, or annuity contract. Since different annuity contracts have different expenses, fees and benefits, a tax-free exchange could result in your investment becoming subject to higher or lower fees and/or expenses.

FEDERAL ESTATE TAXES. While no attempt is being made to discuss the federal estate tax implications of the Contract, you should keep in mind that the value of an annuity contract owned by a decedent and payable to a beneficiary by virtue of surviving the decedent is included in the decedent's gross estate. Depending on the terms of the annuity contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated beneficiary or the actuarial value of the payments to be received by the beneficiary. Consult an estate planning adviser for more information.

GENERATION-SKIPPING TRANSFER TAX. Under certain circumstances, the Code may impose a "generation-skipping transfer tax" when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Contract Owner. Regulations issued under the Code may require us to deduct the tax from your Contract, or from any applicable payment, and pay it directly to the IRS.

TYPES OF CONTRACTS: QUALIFIED AND NON-QUALIFIED

QUALIFIED ANNUITY CONTRACTS

If you purchase your Contract with proceeds of an eligible rollover distribution from any qualified employee pension plan or retirement savings plan or individual retirement annuity (IRA), your Contract is referred to as a Qualified Contract. Some examples of Qualified Contracts are: IRAs (including Roth IRAs), tax-sheltered annuities established by public school systems or certain tax-exempt organizations under Code Section 403(b), corporate sponsored pension, retirement savings, and profit-sharing plans (including 401(k) plans), Keogh Plans (for self-employed

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individuals), and certain other qualified deferred compensation plans. Another type of Qualified Contract is a Roth IRA, under which after-tax contributions accumulate until maturity, when amounts (including earnings) may be withdrawn tax-free. The rights and benefits under a Qualified Contract may be limited by the terms of the retirement plan, regardless of the terms and conditions of the Contract. Plan participants making contributions to Qualified Contracts will be subject to the required minimum distribution rules as provided by the Code and described below. All qualified plans (including IRAs) receive tax-deferral under the Code. Although there are no additional tax benefits to funding your qualified plan or IRA with an annuity, it does offer you additional insurance benefits, such as the availability of a guaranteed income for life.

The Contract has not been submitted to the IRS for approval as to form as a valid IRA. Such approval would not constitute an IRS approval or endorsement of any funding options under the contract. IRS approval as to form is not required to constitute a valid IRA. Disqualification of the Contract as an IRA could result in the immediate taxation of amounts held in the Contract and other adverse tax consequences.

TAXATION OF QUALIFIED ANNUITY CONTRACTS

Under a qualified annuity, since amounts paid into the Contract generally have not yet been taxed, the full amount of any distributions (including the amount attributable to Purchase Payments), whether paid in the form of lump sum withdrawals or Annuity Payments, are generally taxed at ordinary income tax rates unless the distribution is transferred to an eligible rollover account or contract. There are special rules which govern the taxation of Qualified Contracts, including withdrawal restrictions, requirements for mandatory distributions, and contribution limits. Amounts rolled over to the Contract from other qualified funding vehicles generally are not subject to current taxation.

MANDATORY DISTRIBUTIONS FOR QUALIFIED PLANS

Federal tax law requires that minimum annual distributions begin by April 1st of the calendar year following the calendar year in which an IRA owner attains age 70 1/2. Participants in qualified plans and 403(b) annuities may defer minimum distributions until the later of April 1st of the calendar year following the calendar year in which they attain age 70 1/2 or the year of retirement (except for participants who are 5% or more owners of the plan sponsor). If you own more than one individual retirement annuity and/or account, you may satisfy the minimum distribution rules on an aggregate basis (i.e. determine the total amount of required distributions from all IRAs and take the required amount from any one or more IRAs). A similar aggregate approach is available to meet your 403(b) minimum distribution requirements if you have multiple 403(b) annuities. Recently promulgated Treasury regulations changed the distribution requirements; therefore, it is important that you consult your tax adviser as to the impact of these regulations on your personal situation.

Final income tax regulations regarding minimum distribution requirements were released in June 2004. These regulations affect both deferred and income annuities. Under these new rules, effective with respect to minimum distributions required for the 2006 distribution year, in general, the value of all benefits under a deferred annuity (including death benefits in excess of cash value, including the Enhanced Stepped-Up Provision, as well as all living benefits such as GMAB and GMWB , if available in your contract) must be added to the Contract Value in computing the amount required to be distributed over the applicable period. We will provide you with additional information as to the amount of your interest in the Contract that is subject to required minimum distributions under this new rule and either compute the required amount for you or offer to do so at your request. The new rules are not entirely clear and you should consult your personal tax advisor as to how these rules affect your Contract.

MINIMUM DISTRIBUTIONS FOR BENEFICIARIES UPON THE CONTRACT OWNER'S DEATH: Upon the death of the Contract Owner and/or Annuitant of a Qualified Contract, the funds remaining in the Contract must be completely withdrawn within five years from the date of death or minimum distributions may be taken over the life expectancy of the individual beneficiaries (or in the case of certain trusts that are contract beneficiaries, over the life expectancy of the individuals who are the beneficiaries of the trust), provided such distributions are payable at least annually and begin within one year from the date of death. Special rules apply where the beneficiary is the surviving spouse, which allow the spouse to assume the Contract and defer the minimum distribution requirements.

NOTE TO PARTICIPANTS IN QUALIFIED PLANS INCLUDING 401, 403(B), 408 OR 457, INCLUDING IRA OWNERS: While annual plan contribution limits may be increased from time to time by Congress and the IRS for federal income tax purposes, these limits must be adopted by each state for any higher limits to be effective at a state income tax level. In other

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words, the permissible contribution limits for federal and state income tax purposes may be different. Therefore, in certain states, a portion of the contributions may not be excludible or deductible from state income taxes. Please consult your employer or tax adviser regarding this issue.

INDIVIDUAL RETIREMENT ANNUITIES

To the extent of earned income for the year and not exceeding the applicable limit for the taxable year, an individual may make contributions, which in some cases may be deductible, to an individual retirement annuity (IRA). The applicable limit is $4,000 in 2007 and $5,000 in 2008, and it may be indexed for inflation in years after 2008. Additional "catch-up contributions" may be made to an IRA by individuals age 50 or over. There are certain limits on the deductible amount based on the adjusted gross income of the individual and spouse and on their participation in a retirement plan. If an individual is married and the spouse is not employed, the individual may establish IRAs for the individual and spouse. Purchase Payments may then be made annually into IRAs for both spouses in the maximum amount of 100% of earned income up to a combined limit based on the individual limits outlined above.

Deductible contributions to an IRA and Roth IRA for the year must be aggregated for purposes of the individual Code Section 408A limits and the Code Section 219 limits (age 50+catch-up).

Partial or full distributions are treated as ordinary income, except that amounts contributed after 1986 on a non-deductible basis are not includable in income when distributed. An additional tax of 10% will apply to any taxable distribution from the IRA that is received by the participant before the age of 59 1/2 except by reason of death, disability or as part of a series of payments for life or life expectancy. Distributions must commence by April 1st of the calendar year after the close of the calendar year in which the individual attains the age of 70 1/2. Certain other mandatory distribution rules apply on the death of the individual. The individual must maintain personal and tax return records of any non-deductible contributions and distributions.

Section 408 (k) of the Code provides for the purchase of a Simplified Employee Pension (SEP) plan. A SEP is funded through an IRA and can accept an annual employer contribution limited to the lesser of $46,000 or 100% of pay for each participant in 2008.

ROTH IRAS

Effective January 1, 1998, Section 408A of the Code permits certain individuals to contribute to a Roth IRA. Eligibility to make contributions is based upon income, and the applicable limits vary based on marital status and/or whether the contribution is a rollover contribution from another IRA or an annual contribution. Contributions to a Roth IRA, which are subject to certain limitations, (similar to the annual limits for traditional IRAs), are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. A conversion of "traditional" IRA to a Roth IRA may be subject to tax and other special rules apply. You should consult a tax adviser before combining any converted amounts with other Roth IRA contributions, including any other conversion amounts from other tax years.

Qualified distributions from a Roth IRA are tax-free. A qualified distribution requires that the Roth IRA has been held for at least 5 years, and the distribution is made after age 59 1/2, on death or disability of the owner, or for a limited amount ($10,000) for a qualified first time home purchase for the owner or certain relatives. Income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during five taxable years starting with the year in which the first contribution is made to the Roth IRA.

TSAS (ERISA AND NON-ERISA)

GENERAL. TSAs fall under sec.403(b) of the Code, which provides certain tax benefits to eligible employees of public school systems and organizations that are tax exempt under sec.501(c)(3) of the Code.

In general contributions to sec.403(b) arrangements are subject to limitations under sec.415(c) of the Code (the lesser of 100% of includable compensation or the applicable limit for the year).

Recently, the IRS announced new regulations affecting sec.403(b) plans and arrangements. As part of these regulations, employers will need to meet certain requirements in order for their employees' annuity contracts that fund these

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programs to retain a tax deferred status under sec.403(b). These regulations are generally effective January 1, 2009. Prior to the new rules, transfers of one annuity contract to another would not result in a loss of tax deferred status under sec.403(b) under certain conditions (so-called "90-24 transfers"). The new regulations have the following effect regarding transfers: (1) a newly issued contract funded by a transfer which is completed after September 24, 2007, is subject to the employer requirements referred to above; (2) additional purchase payments made after September 24, 2007, to a contract that was funded by a 90-24 transfer on or before September 24, 2007, may subject the contract to this new employer requirement.

If your Contract was issued previously in a 90-24 transfer completed on or before September 24, 2007, we urge you to consult with your tax advisor prior to making additional purchase payments (if permitted).

WITHDRAWALS AND INCOME PAYMENTS. If you are under 59 1/2, you cannot withdraw money from your TSA Contract unless the withdrawal:

     - Relates to Purchase Payments made prior to 1989 (and pre-1989 earnings on those Purchase Payments);

     - Is directly transferred to another permissible investment under sec.403(b) arrangements;

     -    Relates to amounts that are not salary reduction elective deferrals;

     - Occurs after you die, leave your job or become disabled (as defined by the Code); or

     - Is for financial hardship (but only to the extent of Purchase Payments) if your plan allows it.

DESIGNATED ROTH ACCOUNT FOR 403(B) PLANS. Effective January 1, 2006, employers that established and maintain a TSA/403(b) plan ("the Plan") may also establish a Qualified Roth Contribution Program under Section 402A of the Code ("Designated Roth Accounts") to accept after-tax contributions as part of the TSA plan. In accordance with our administrative procedures, we may permit these contributions to be made as purchase payments to a Section 403(b) Contract under the following conditions:

     (1) The employer maintaining the plan has demonstrated to our satisfaction that Designated Roth Accounts are permitted under the Plan.

     (2) In accordance with our administrative procedures, the amount of elective deferrals has been irrevocably designated as an after-tax contribution to the Designated Roth Account.

     (3) All state regulatory approvals have been obtained to permit the Contract to accept such after-tax elective deferral contributions (and, where permitted under the Qualified Roth Contribution Program and the Contract, rollovers and trustee-to-trustee transfers from other Designated Roth Accounts).

     (4) In accordance with our procedures and in a form satisfactory to us, we may accept rollovers from other funding vehicles under any Qualified Roth Contribution Program of the same type in which the employee participates as well as trustee-to-trustee transfers from other funding vehicles under the same Qualified Roth Contribution Program for which the participant is making elective deferral contributions to the Contract.

     (5) No other contribution types (including employer contributions, matching contributions, etc.) will be allowed as designated Roth contributions, unless they become permitted under the Code.

     (6) If permitted under the federal tax law, we may permit both pre-tax contributions under a 403(b) plan as well as after-tax contributions under the Plan's Qualified Roth Contribution Program to be made under the same Contract as well as rollover contributions and contributions by trustee-to-trustee transfers. In such cases, we will account separately for the designated Roth contributions and the earnings thereon from the contributions and earnings made under the pre-tax TSA plan (whether made as elective deferrals, rollover contributions or trustee-to-trustee transfers). As between the pre-tax or traditional Plan and the Qualified Roth Contribution Program, we will allocate any living benefits or death benefits provided under the Contract on a reasonable basis, as permitted under the tax law.

     (7) We may refuse to accept contributions made as rollovers and trustee-to-trustee transfers, unless we are furnished with a breakdown as between participant contributions and earnings at the time of the contribution.


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Many of the federal income tax rules pertaining to Designated Roth Accounts have not yet been finalized. Both you and your employer should consult their own tax and legal advisors prior to making or permitting contributions to be made to a Qualified Roth Contribution Program.

The following general tax rules are based on our understanding of the Code and any regulations issued through December 31, 2005, and are subject to change and to different interpretation as well as additional guidance in respect to areas not previously addressed:

The employer must permit contributions under a pre-tax 403(b) plan in order to permit contributions to be irrevocably designated and made part of a Qualified Roth Contribution Program.

Elective deferral contributions to the Designated Roth Account must be aggregated with all other elective deferral contributions made by a taxpayer for purposes of the individual Code Section 402(g) limits and the Code Section 414(v) limits (relating to age 50 and over catch-up contributions) as well as contribution limits that apply under the Plan.

In general, the same tax law rules with respect to restricted monies, triggering events and permitted distributions will apply to the Designated Roth Accounts under the Plan as apply to the traditional pre-tax accounts under the plan (e.g., death or disability of participant, severance from employment, attainment of age 59 1/2 and hardship withdrawals only with respect to contributions (if permitted under the Plan)).

If the amounts have been held under any Designated Roth Account of a participant for at least five years and are made on account of death, disability or after attainment of age 59 1/2, then any withdrawal, distribution or payment of these amounts is generally free of federal income tax ("Qualified Distributions").

Unlike Roth IRAs, withdrawal, distributions and payments that do not meet the five year rule will generally be taxed on a pro-rated basis with respect to earnings and after-tax contributions. The 10% penalty tax will generally apply on the same basis as a traditional pre-tax account under the Plan. Additionally, rollover distributions may only be made tax-free into another Designated Roth Account or into a Roth IRA.

Some states may not permit contributions to be made to a Qualified Roth Contribution Program or may require additional conforming legislation for these rules to become effective.

LOANS. If your TSA Contract permits loans, such loans will be made only from any Fixed Interest Account balance and only up to certain limits. In that case, we credit your Fixed Interest Account balance up to the amount of the outstanding loan balance with a rate of interest that is less than the interest rate we charge for the loan.

The Code and applicable income tax regulations limit the amount that may be borrowed from your Contract and all you employer plans in the aggregate and also require that loans be repaid, at a minimum, in scheduled level payments over a proscribed term.

Your Contract will indicate whether loans are permitted. The terms of the loan are governed by the Contract and loan agreement. Failure to satisfy loan limits under the Code or to make any scheduled payments according to the terms of your loan agreement and Federal tax law could have adverse tax consequences. Consult a tax advisor and read your loan agreement and Contract prior to taking any loan.

NON-QUALIFIED ANNUITY CONTRACTS

If you purchase the Contract on an individual basis with after-tax dollars and not under one of the programs described above, your Contract is referred to as non-qualified. As the owner of a non-qualified annuity, you do not receive any tax benefit (deduction or deferral of income) on Purchase Payments, but you will not be taxed on increases in the value of your Contract until a distribution occurs -- either as a withdrawal made prior to the Maturity Date or in the form of periodic Annuity Payments. As a general rule, there is income in the Contract (earnings) to the extent the Contract Value exceeds your investment in the Contract. The investment in the Contract equals the total Purchase Payments less any amount received previously which was excludible from gross income.

Generally, different tax rules apply to Annuity Payments than to withdrawals and payments received before the annuity starting date. When a withdrawal is made, you are taxed on the amount of the withdrawal that is considered earnings under federal tax laws.


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Similarly, when you receive an Annuity Payment, part of each periodic payment is considered a return of your Purchase Payments and will not be taxed, but the remaining portion of the Annuity Payment (i.e., any earnings) will be considered ordinary income for federal income tax purposes. Annuity Payments are subject to an "excludable amount" or "exclusion ratio" which determines how much of each payment is treated as:

     -    a non-taxable return of your Purchase Payment; or

     -    a taxable payment of earnings.

We generally will tell you how much of each Annuity Payment is a non-taxable return of your Purchase Payments. However, it is possible that the IRS could conclude that the taxable portion of Annuity Payments under a non-qualified contract is an amount greater (or less) than the taxable amount determined by us and reported by us to you and the IRS. Generally, once the total amount treated as a non-taxable return of your Purchase Payments equals your Purchase Payments, then all remaining payments are fully taxable. We will withhold a portion of the taxable amount of your Annuity Payment for income taxes, unless you elect otherwise. The amount we withhold is determined by the Code.

Code Section 72(s) requires that non-qualified annuity contracts meet minimum mandatory distribution requirements upon the death of the Contract Owner, including the death of either of the Joint Owners. If these requirements are not met, the Contract will not be treated as an annuity contract for federal income tax purposes and earnings under the Contract will be taxable currently, not when distributed. The distribution required depends, among other things, upon whether an annuity option is elected or whether the succeeding Contract Owner is the surviving spouse. We will administer contracts in accordance with these rules and we will notify you when you should begin receiving payments. There is a more complete discussion of these rules in the SAI.

If a non-qualified annuity is owned by a non-natural person (e.g., a corporation), increases in the value of the Contract attributable to Purchase Payments made after February 28, 1986 are includable in income annually and taxed at ordinary income tax rates. Furthermore, for contracts issued after April 22, 1987, if the Contract is transferred to another person or entity without adequate consideration, all deferred increases in value will be treated as income for federal income tax purposes at the time of the transfer.

PARTIAL WITHDRAWALS: If you make a partial withdrawal of your Contract Value, the distribution generally will be taxed as first coming from earnings (income in the Contract) and then from your Purchase Payments. These withdrawn earnings are includable in your taxable income. (See "Penalty Tax for Premature Distributions" below.) Any direct or indirect borrowing against the value of the Contract or pledging of the Contract as security for a loan will be treated as a cash distribution under the tax law, and will have tax consequences in the year taken. It should be noted that there is no guidance as to the determination of the amount of income in a Contract if it is issued with a Guaranteed Minimum Withdrawal Benefit (GMWB). Therefore, you should consult with your tax adviser as to the potential tax consequences of a partial surrender if your Contract is issued with a GMWB.

PARTIAL ANNUITIZATIONS (IF AVAILABLE WITH YOUR CONTRACT): At the present time the IRS has not approved the use of an exclusion ratio or exclusion amount when only part of your Contract Value is applied to a payment option. Currently, we will treat the application of less than your entire Contract Value under a Non-qualified Contract to a payment option (i.e. taking Annuity Payments) as a taxable withdrawal for federal income tax purposes (which may also be subject to the 10% penalty tax if you are under age 59 1/2). We will then treat the amount of the withdrawal (after any deductions for taxes) as the purchase price of an income annuity and tax report the income payments received under that annuity under the rules for variable income annuities. Consult your tax attorney prior to partially annuitizing your Contract.

We will determine the excludable amount for each income payment under the Contract as a whole by using the rules applicable to variable income payments in general (i.e. by dividing your after-tax purchase price, as adjusted for any refund or guarantee feature, by the number of expected income payments from the appropriate IRS table). However, the IRS may determine that the excludable amount is different from our computation.

DIVERSIFICATION REQUIREMENTS FOR VARIABLE ANNUITIES

The Code requires that any non-qualified variable annuity contracts based on a Separate Account must meet specific diversification standards. Non-qualified variable annuity contracts shall not be treated as an annuity for federal income tax purposes if investments made in the account are not adequately diversified. Final tax regulations define how Separate Accounts must be diversified. The Company constantly monitors the diversification of investments and believes that its accounts are adequately diversified. The consequence of any failure to diversify is essentially the loss to the Contract Owner of tax-deferred treatment, requiring the current inclusion of a proportionate share of the income and gains from the Separate Account assets in the income of each Contract Owner. The Company intends to administer all contracts subject to this provision of law in a manner that will maintain adequate diversification.

OWNERSHIP OF THE INVESTMENTS

In certain circumstances, owners of variable annuity contracts have been considered to be the owners of the assets of the underlying Separate Account for federal income tax purposes due to their ability to exercise investment control over those assets. When this is the case, the Contract Owners have been currently taxed on income and gains attributable to the Separate Account assets. There is little guidance in this area, and some features of the Contract, such as the number of funds available and the flexibility of the Contract Owner to allocate premium payments and transfer amounts among the funding options, have not been addressed in public rulings. While we believe that the Contract does not give the Contract Owner investment control over Separate Account assets, we reserve the right to modify the Contract as necessary to prevent a Contract Owner from being treated as the owner of the Separate Account assets supporting the Contract.

TAXATION OF DEATH BENEFIT PROCEEDS

Amounts may be distributed from a Non-qualified Contract because of the death of an owner or Annuitant. Generally, such amounts are includable in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a full surrender of the Contract; or (ii) if distributed under a payment option, they are taxed in the same way as Annuity Payments.

OTHER TAX CONSIDERATIONS

TREATMENT OF CHARGES FOR OPTIONAL BENEFITS

The Contract may provide one or more optional enhanced death benefits or other minimum guaranteed benefit that in some cases may exceed the greater of purchase price or the Contract Value. It is possible that the Internal Revenue Service may take the position that the charges for the optional enhanced benefit(s) are deemed to be taxable distributions to you. Although we do not believe that a charge under such optional enhanced benefit should be treated as a taxable withdrawal, you should consult with your tax adviser before selecting any rider or endorsement to the Contract.

GUARANTEED MINIMUM WITHDRAWAL BENEFITS

If you have purchased the Guaranteed Minimum Withdrawal Benefit Rider, where otherwise made available, note the following:

The tax treatment of withdrawals under such a benefit is uncertain. It is conceivable that the amount of potential gain could be determined based on the remaining amounts guaranteed to be available for withdrawal at the time of the withdrawal if greater than the Contract Value (prior to surrender charges). This could result in a greater amount of taxable income in certain cases. In general, at the present time, the Company intends to tax report such withdrawals using the Contract Value rather than the remaining benefit to determine gain. However, in cases where the maximum permitted withdrawal in any year under any version of the GMWB exceeds the Contract Value, the portion of the withdrawal treated as taxable gain (not to exceed the amount of the withdrawal) should be measured as the difference between the maximum permitted withdrawal amount under the benefit and the remaining after-tax basis immediately preceding the withdrawal.

In the event that the Contract Value goes to zero, and the Remaining Benefit Base is paid out in fixed installments, we will treat such payments as income annuity payments under the tax law and allow recovery of any remaining basis ratably over the expected number of payments.

The Company reserves the right to change its tax reporting practices where it determines they are not in accordance with IRS guidance (whether formal or informal).

PUERTO RICO TAX CONSIDERATIONS

The Puerto Rico Internal Revenue Code of 1994 (the "1994 Code") taxes distributions from non-qualified annuity contracts differently than in the U.S. Distributions that are not in the form of an annuity (including partial surrenders and period certain payments) are treated under the 1994 Code first as a return of investment. Therefore, a substantial portion of the amounts distributed generally will be excluded from gross income for Puerto Rico tax purposes until the cumulative amount paid exceeds your tax basis. The amount of income on annuity distributions (payable over your lifetime) is also calculated differently under the 1994 Code. Since Puerto Rico residents are also subject to U.S. income tax on all income other than income sourced to Puerto Rico and the Internal Revenue Service issued guidance in 2004 which indicated that the income from an annuity contract issued by a U.S. life insurer would be considered U.S. source income, the timing of recognition of income from an annuity contract could vary between the two jurisdictions. Although the 1994 Code provides a credit against the Puerto Rico income tax for U.S. income taxes paid, an individual may not get full credit because of the timing differences. You should consult with a personal tax adviser regarding the tax consequences of purchasing an annuity contract and/or any proposed distribution, particularly a partial distribution or election to annuitize.

NON-RESIDENT ALIENS

Distributions to non resident aliens ("NRAs") are subject to special and complex tax and withholding rules under the Code with respect to U.S. source income, some of which are based upon the particular facts and circumstances of the Contract Owner, the beneficiary and the transaction itself. As stated above, the IRS has taken the position that income from the Contract received by NRAs is considered U.S. source income. In addition, Annuity Payments to NRAs in many countries are exempt from U.S. tax (or subject to lower rates) based upon a tax treaty, provided that the Contract Owner complies with the applicable requirements. NRAs should seek guidance from a tax adviser regarding their personal situation.

TAX CREDITS AND DEDUCTIONS

The Company may be entitled to certain tax benefits related to the assets of the Separate Account. These tax benefits, which may include foreign tax credits and corporate dividend received deductions, are not passed back to the Separate Account or to Contract Owners since the Company is the owner of the assets from which the tax benefits are derived.

                                OTHER INFORMATION

--------------------------------------------------------------------------------

Vintage II is a service mark of Citigroup, Inc. or its affiliates and is used by MetLife, Inc. and its affiliates under license.

THE INSURANCE COMPANY

Please refer to your Contract to determine which Company issued your Contract.

MetLife Insurance Company of Connecticut is a stock insurance company chartered in 1863 in Connecticut and continuously engaged in the insurance business since that time. It is licensed to conduct life insurance business in all states of the United States, the District of Columbia, Puerto Rico, Guam, the U.S. and British Virgin Islands and the Bahamas. The Company is a wholly-owned subsidiary of MetLife, Inc., a publicly-traded company. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and institutional customers. The Company's Home Office is located at One Cityplace, Hartford, Connecticut 06103-3415.

Before December 7, 2007, certain of the Contracts were issued by MetLife Life and Annuity Company of Connecticut, a stock life insurance company chartered in 1973 in Connecticut. These Contracts were funded through Separate Account Ten, a separate account registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended. On December 7, 2007, MLACC, a wholly-owned subsidiary of the Company and an indirect, wholly-owned subsidiary of MetLife, Inc., merged with and into the Company. Upon consummation of the merger, MLACC's corporate existence ceased by operation of law, and the Company assumed legal ownership of all of the assets of MLACC, including Separate Account Ten and its assets. Pursuant to the merger, therefore, Separate Account Ten became a separate account of the Company. As a result of the merger, the Company also has become responsible for all of MLACC's liabilities and obligations, including those created under the Contract as initially issued by MLACC (formerly known as The Travelers Life and Annuity Company) and outstanding on the date of the merger. The Contract has thereby become a variable contract funded by a separate account of the Company, and each owner thereof has become a Contract Owner of the Company.

FINANCIAL STATEMENTS

The financial statements for the Separate Account are attached.

DISTRIBUTION OF VARIABLE ANNUITY CONTRACTS

DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT. MetLife Insurance Company of Connecticut (the "Company") has appointed MetLife Investors Distribution Company ("MLIDC") to serve as the principal underwriter and distributor of the securities offered through this Prospectus, pursuant to the terms of a Distribution and Principal Underwriting Agreement. MLIDC, which is an affiliate of the Company, also acts as the principal underwriter and distributor of other variable annuity contracts and variable life insurance policies issued by the Company and its affiliated companies. The Company reimburses MLIDC for expenses MLIDC incurs in distributing the Contracts (e.g. commissions payable to retail broker-dealers who sell the Contracts). MLIDC does not retain any fees under the Contracts; however, MLIDC may receive 12b-1 fees from the Underlying Funds.

MLIDC's principal executive offices are located at 5 Park Plaza, Suite 1900, Irvine, California 92614. MLIDC is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934, as well as the securities commissions in the states in which it operates, and is a member of the Financial Industry Regulatory Authority (FINRA). An investor brochure that includes information describing FINRA's Public Disclosure Program is available by calling FINRA's Public Disclosure Program hotline at 1-800-289-9999, or by visiting FINRA's website at www.finra.org.

MLIDC and the Company enter into selling agreements with affiliated and unaffiliated broker-dealers who are registered with the SEC and are members of FINRA, and with entities that may offer the Contracts but are exempt from registration. Applications for the Contract are solicited by registered representatives who are associated persons of such affiliated or unaffiliated broker-dealer firms. Such representatives act as appointed agents of the Company under applicable state insurance law and must be licensed to sell variable insurance products. The Company no longer offers the Contracts to new purchasers but it continues to accept Purchase Payments from Contract Owners.

COMPENSATION. Broker-dealers who have selling agreements with MLIDC and the Company are paid compensation for the promotion and sale of the Contracts. Registered representatives who solicit sales of the Contract typically receive a portion of the compensation payable to the broker-dealer firm. The amount the registered representative receives depends on the agreement between the firm and the registered representative. This agreement may also provide for the payment of other types of cash and non-cash compensation and other benefits. A broker-dealer firm or registered representative of a firm may receive different compensation for selling one product over another and/or may be inclined to favor one product provider over another product provider due to differing compensation rates.

We generally pay compensation as a percentage of purchase payments invested in the Contract. Alternatively, we may pay lower compensation on purchase payments but pay periodic asset-based compensation based on all or a portion of the Contract Value. The amount and timing of compensation may vary depending on the selling agreement but is not expected to exceed 7.50% of Purchase Payments (if up-front compensation is paid to registered representatives) and up to 1.50% annually of average Contract Value (if asset-based compensation is paid to registered representatives).

We pay American Funds Distributors, Inc., principal underwriter for the American Funds Insurance Series, a percentage of all Purchase Payments allocated to the funds in the American Funds Insurance Series for services it provides in marketing the Funds' shares in connection with the Contract.

The Company and MLIDC have also entered into preferred distribution arrangements with certain broker-dealer firms. These arrangements are sometimes called "shelf space" arrangements. Under these arrangements, the Company and MLIDC pay separate, additional compensation to the broker-dealer firm for services the broker-dealer provides in connection with the distribution of the Company's products. These services may include providing the Company with access to the distribution network of the broker-dealer, the hiring and training of the broker-dealer's sales personnel, the sponsoring of conferences and seminars by the broker-dealer, or general marketing services performed by the broker-dealer. The broker-dealer may also provide other services or incur other costs in connection with distributing the Company's products.

These preferred distribution arrangements will not be offered to all broker-dealer firms and the terms of such arrangements may differ between broker-dealer firms. Compensation payable under such arrangements may be based on aggregate, net or anticipated sales of the Contracts, total assets attributable to sales of the Contract by registered representatives of the broker-dealer firm or based on the length of time that a Contract Owner has owned the Contract. Any such compensation payable to a broker-dealer firm will be made by MLIDC or the Company out of their own assets and will not result in any additional direct charge to you. Such compensation may cause the broker-dealer firm and its registered representatives to favor the Company's products.

CONFORMITY WITH STATE AND FEDERAL LAWS

The laws of the state in which we deliver a contract govern that Contract. Where a state has not approved a contract feature or funding option, it will not be available in that state. Any paid-up annuity, Cash Surrender Value or death benefits that are available under the Contract are not less than the minimum benefits required by the statutes of the state in which we delivered the Contract. We reserve the right to make any changes, including retroactive changes, in the Contract to the extent that the change is required to meet the requirements of any law or regulation issued by any governmental agency to which the Company, the Contract or the Contract Owner is subject.

VOTING RIGHTS

The Company is the legal owner of the shares of the Underlying Funds. However, we believe that when an Underlying Fund solicits proxies in conjunction with a vote of shareholders we are required to obtain from you and from other owners instructions on how to vote those shares. We will vote all shares, including those we may own on our own behalf, and those where we have not received instructions from Contract Owners, in the same proportion as shares for which we received voting instructions. The effect of this proportional voting is that a small number of Contract Owners may control the outcome of a vote. Should we determine that we are no longer required to comply with the above, we will vote the shares in our own right. In certain limited circumstances, and when permitted by law, we may disregard voting instructions. If we do disregard voting instructions, a summary of that action and the reasons for such action would be included in the next annual report to Contract Owners.

RESTRICTIONS ON FINANCIAL TRANSACTIONS

Federal laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to block a Contract Owner's ability to make certain transactions and thereby refuse to accept any request for transfers, withdrawals, surrenders, or death benefits, until the instructions are received from the appropriate regulator. We may also be required to provide additional information about you and your Contract to government regulators.

LEGAL PROCEEDINGS

In the ordinary course of business, the Company, similar to other life insurance companies, is involved in lawsuits (including class action lawsuits), arbitrations and other legal proceedings. Also, from time to time, state and federal regulators or other officials conduct formal and informal examinations or undertake other actions dealing with various aspects of the financial services and insurance industries. In some legal proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made.

It is not possible to predict with certainty the ultimate outcome of any pending legal proceeding or regulatory action. However, the Company does not believe any such action or proceeding will have a material adverse effect upon the Separate Account or upon the ability of MLIDC to perform its contract with the Separate Account or of the Company to meet its obligations under the Contracts.

                      THIS PAGE INTENTIONALLY LEFT  BLANK.

                                   APPENDIX A

--------------------------------------------------------------------------------

                         CONDENSED FINANCIAL INFORMATION

         FOR METLIFE OF CT SEPARATE ACCOUNT NINE FOR VARIABLE ANNUITIES
                      ACCUMULATION UNIT VALUES (IN DOLLARS)

The following Accumulation Unit Value ("AUV") information should be read in conjunction with the Separate Account's audited financial statement and notes, which are attached. The first table provides the AUV information for the MINIMUM Separate Account Charge available under the contract. The second table provides the AUV information for the MAXIMUM Separate Account Charge available under the contract. Please refer to the Fee Table section of this prospectus for more information on Separate Account Charges.

                  VINTAGE II -- SEPARATE ACCOUNT CHARGES 1.30%

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I) (4/06)..  2007      1.082          1.160                --
                                                       2006      1.000          1.082            66,173

  AIM V.I. Premier Equity Subaccount (Series I)
  (5/01).............................................  2006      0.820          0.862                --
                                                       2005      0.786          0.820            95,823
                                                       2004      0.753          0.786            95,819
                                                       2003      0.610          0.753            94,245
                                                       2002      0.886          0.610            57,411
                                                       2001      1.000          0.886            58,685

AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.166          1.220                --
                                                       2005      1.130          1.166           181,062
                                                       2004      1.029          1.130           182,993
                                                       2003      0.788          1.029           178,669
                                                       2002      1.000          0.788             9,718

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (2/00)...................................  2006      0.761          0.746                --
                                                       2005      0.671          0.761           379,064
                                                       2004      0.628          0.671           413,899
                                                       2003      0.515          0.628           437,056
                                                       2002      0.755          0.515           443,875
                                                       2001      0.926          0.755           502,272
                                                       2000      1.127          0.926           298,973
                                                       1999      1.000          1.127                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (2/00).............................................  2007      1.385          1.570           568,901
                                                       2006      1.165          1.385           587,837
                                                       2005      1.035          1.165           644,446
                                                       2004      0.924          1.035           635,480
                                                       2003      0.692          0.924           564,989
                                                       2002      0.821          0.692           525,945
                                                       2001      0.970          0.821           396,132
                                                       2000      1.211          0.970           219,232
                                                       1999      1.000          1.211                --

  American Funds Growth Subaccount (Class 2) (2/00)..  2007      1.357          1.505           948,206
                                                       2006      1.247          1.357         1,024,855
                                                       2005      1.087          1.247         1,095,817
                                                       2004      0.979          1.087         1,147,016
                                                       2003      0.725          0.979         1,151,521
                                                       2002      0.972          0.725           941,090
                                                       2001      1.204          0.972           610,536
                                                       2000      1.167          1.204           139,836
                                                       1999      1.000          1.167                --

  American Funds Growth-Income Subaccount (Class 2)
  (2/00).............................................  2007      1.529          1.585         1,573,173
                                                       2006      1.344          1.529         1,644,925
                                                       2005      1.287          1.344         1,774,707
                                                       2004      1.181          1.287         1,852,914
                                                       2003      0.904          1.181         1,853,357
                                                       2002      1.121          0.904         1,609,213
                                                       2001      1.107          1.121         1,049,824
                                                       2000      1.039          1.107           197,664
                                                       1999      1.000          1.039                --

Capital Appreciation Fund
  Capital Appreciation Fund (3/02)...................  2006      1.324          1.311                --
                                                       2005      1.135          1.324            31,202
                                                       2004      0.962          1.135                --
                                                       2003      0.780          0.962                --
                                                       2002      1.000          0.780                --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (3/02).............................................  2006      1.738          2.276                --
                                                       2005      1.643          1.738                --
                                                       2004      1.267          1.643                --
                                                       2003      0.958          1.267                --
                                                       2002      1.000          0.958                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.318          1.434                --
                                                       2005      1.211          1.318             4,100
                                                       2004      1.075          1.211                --
                                                       2003      1.000          1.075             1,000

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.315          1.467                --
                                                       2005      1.210          1.315                --
                                                       2004      1.068          1.210                --
                                                       2003      1.000          1.068             1,000

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class)
  (5/00).............................................  2007      1.486          1.723           183,544
                                                       2006      1.349          1.486           172,664
                                                       2005      1.169          1.349           223,984
                                                       2004      1.027          1.169           168,972
                                                       2003      0.811          1.027           163,339
                                                       2002      0.907          0.811            81,354
                                                       2001      1.048          0.907            53,627
                                                       2000      1.138          1.048            22,930
                                                       1999      1.000          1.138                --

  VIP Mid Cap Subaccount (Service Class 2) (7/02)....  2007      1.861          2.119           203,972
                                                       2006      1.678          1.861           209,253
                                                       2005      1.440          1.678           232,128
                                                       2004      1.170          1.440           220,808
                                                       2003      0.857          1.170           236,967
                                                       2002      1.000          0.857            62,979

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2007      1.209          1.238            95,020
                                                       2006      1.036          1.209            72,127
                                                       2005      1.000          1.036                --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (2/00)........................  2007      0.975          1.071           205,510
                                                       2006      0.909          0.975           212,091
                                                       2005      0.879          0.909           228,339
                                                       2004      0.799          0.879           252,130
                                                       2003      0.589          0.799           244,209
                                                       2002      0.837          0.589           143,673
                                                       2001      1.001          0.837           116,704
                                                       2000      1.215          1.001            64,153
                                                       1999      1.000          1.215                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.267          1.481                --
                                                       2005      1.161          1.267           311,425
                                                       2004      1.044          1.161           334,972
                                                       2003      0.845          1.044           325,337
                                                       2002      1.000          0.845           100,137

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      2.837          3.606           144,978
                                                       2006      2.244          2.837            30,004
                                                       2005      1.784          2.244            27,318
                                                       2004      1.449          1.784            10,263
                                                       2003      1.000          1.449               449

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (2/00)...................................  2007      1.426          1.625           287,823
                                                       2006      1.189          1.426           315,599
                                                       2005      1.093          1.189           348,784
                                                       2004      0.935          1.093           376,754
                                                       2003      0.716          0.935           331,478
                                                       2002      0.891          0.716           272,558
                                                       2001      1.074          0.891           228,595
                                                       2000      1.115          1.074            33,594
                                                       1999      1.000          1.115                --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (5/02)...................................  2006      1.272          1.529                --
                                                       2005      1.183          1.272            41,732
                                                       2004      1.033          1.183                --
                                                       2003      0.792          1.033                --
                                                       2002      1.000          0.792                --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2007      0.558          0.671           164,547
                                                       2006      0.499          0.558           184,379
                                                       2005      0.451          0.499           188,975
                                                       2004      0.379          0.451           190,981
                                                       2003      0.285          0.379           214,606
                                                       2002      0.402          0.285           119,873
                                                       2001      0.674          0.402           127,433
                                                       2000      1.000          0.674            57,556

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.556          1.751                --
                                                       2005      1.516          1.556             7,078
                                                       2004      1.337          1.516             7,078
                                                       2003      1.000          1.337             1,000

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Investment Series
  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2007      0.968          1.032                --
                                                       2006      0.914          0.968             7,293
                                                       2005      0.871          0.914             7,293
                                                       2004      0.857          0.871             7,448
                                                       2003      0.647          0.857             9,623
                                                       2002      0.895          0.647             2,490
                                                       2001      1.000          0.895                --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (3/00).............................................  2007      1.484          1.487           769,740
                                                       2006      1.382          1.484         1,117,081
                                                       2005      1.254          1.382         1,278,473
                                                       2004      1.155          1.254         1,310,672
                                                       2003      0.870          1.155         1,273,855
                                                       2002      1.309          0.870           573,856
                                                       2001      1.382          1.309           452,646
                                                       2000      1.210          1.382           164,358
                                                       1999      1.000          1.210                --

  LMPVET Appreciation Subaccount (Class I) (6/00)....  2007      1.220          1.306           701,720
                                                       2006      1.077          1.220           756,603
                                                       2005      1.046          1.077           812,511
                                                       2004      0.974          1.046           838,578
                                                       2003      0.792          0.974           789,381
                                                       2002      0.973          0.792           811,466
                                                       2001      1.026          0.973           386,946
                                                       2000      1.044          1.026           190,206
                                                       1999      1.000          1.044                --

  LMPVET Appreciation Subaccount (Class II) (11/07)..  2007      1.686          1.683            37,937

  LMPVET Capital and Income Subaccount (Class II)
  (10/02)............................................  2007      1.455          1.513           296,280
                                                       2006      1.333          1.455           652,746
                                                       2005      1.296          1.333           615,622
                                                       2004      1.250          1.296           658,255
                                                       2003      1.039          1.250           650,307
                                                       2002      1.000          1.039           369,328

  LMPVET Capital Subaccount (10/02)..................  2007      1.690          1.698           290,746
                                                       2006      1.506          1.690           293,128
                                                       2005      1.450          1.506           350,815
                                                       2004      1.377          1.450           407,875
                                                       2003      1.062          1.377           355,766
                                                       2002      1.000          1.062             2,136

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Dividend Strategy Subaccount (5/01).........  2007      0.932          0.979            61,358
                                                       2006      0.800          0.932            60,406
                                                       2005      0.812          0.800            74,091
                                                       2004      0.796          0.812            73,621
                                                       2003      0.653          0.796            63,083
                                                       2002      0.894          0.653            17,665
                                                       2001      1.000          0.894             1,370

  LMPVET Equity Index Subaccount (Class II) (6/00)...  2007      1.016          1.052           132,911
                                                       2006      0.894          1.016           162,206
                                                       2005      0.869          0.894           182,821
                                                       2004      0.798          0.869           188,261
                                                       2003      0.633          0.798           182,850
                                                       2002      0.826          0.633           114,890
                                                       2001      0.955          0.826           111,598
                                                       2000      1.067          0.955            27,831
                                                       1999      1.000          1.067                --

  LMPVET Fundamental Value Subaccount (Class I)
  (6/00).............................................  2007      1.562          1.561         1,090,648
                                                       2006      1.355          1.562           887,114
                                                       2005      1.310          1.355         1,029,480
                                                       2004      1.226          1.310         1,097,780
                                                       2003      0.896          1.226         1,158,025
                                                       2002      1.153          0.896           758,878
                                                       2001      1.234          1.153           588,600
                                                       2000      1.037          1.234           146,610
                                                       1999      1.000          1.037                --

  LMPVET Global Equity Subaccount (10/02)............  2007      1.816          1.881            37,512
                                                       2006      1.597          1.816            37,513
                                                       2005      1.519          1.597            36,910
                                                       2004      1.395          1.519            36,823
                                                       2003      1.075          1.395            24,561
                                                       2002      1.000          1.075             1,000

  LMPVET International All Cap Opportunity Subaccount
  (3/00).............................................  2007      0.907          0.952            69,364
                                                       2006      0.730          0.907            81,057
                                                       2005      0.662          0.730           104,915
                                                       2004      0.569          0.662           109,830
                                                       2003      0.452          0.569           119,997
                                                       2002      0.617          0.452            87,057
                                                       2001      0.908          0.617            83,173
                                                       2000      1.207          0.908            47,399
                                                       1999      1.000          1.207                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Investors Subaccount (Class I) (1/01).......  2007      1.470          1.508           301,933
                                                       2006      1.259          1.470           105,032
                                                       2005      1.198          1.259           118,640
                                                       2004      1.099          1.198           122,214
                                                       2003      0.841          1.099           161,257
                                                       2002      1.108          0.841           122,448
                                                       2001      1.171          1.108            51,941
                                                       2000      1.029          1.171                --
                                                       1999      1.000          1.029                --

  LMPVET Large Cap Growth Subaccount (Class I)
  (2/00).............................................  2007      0.993          1.033           450,319
                                                       2006      0.962          0.993           482,968
                                                       2005      0.926          0.962           597,379
                                                       2004      0.935          0.926           607,137
                                                       2003      0.642          0.935           629,393
                                                       2002      0.865          0.642           599,697
                                                       2001      1.001          0.865           517,862
                                                       2000      1.090          1.001           282,561
                                                       1999      1.000          1.090                --

  LMPVET Mid Cap Core Subaccount (Class I) (4/00)....  2007      1.636          1.731           318,906
                                                       2006      1.444          1.636           325,170
                                                       2005      1.351          1.444           375,043
                                                       2004      1.239          1.351           381,702
                                                       2003      0.967          1.239           366,913
                                                       2002      1.211          0.967           225,995
                                                       2001      1.364          1.211           191,467
                                                       2000      1.172          1.364            64,859
                                                       1999      1.000          1.172                --

  LMPVET Multiple Discipline Subaccount-Large Cap
  Growth and Value (10/02)...........................  2007      1.626          1.660                --
                                                       2006      1.467          1.626            38,190
                                                       2005      1.435          1.467            38,539
                                                       2004      1.362          1.435            33,075
                                                       2003      1.070          1.362            30,342
                                                       2002      1.000          1.070             1,174

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Small Cap Growth Subaccount (Class I)
  (3/00).............................................  2007      1.494          1.623           185,201
                                                       2006      1.342          1.494            82,328
                                                       2005      1.296          1.342            87,264
                                                       2004      1.141          1.296            87,420
                                                       2003      0.776          1.141            87,852
                                                       2002      1.204          0.776             3,000
                                                       2001      1.315          1.204             1,034
                                                       2000      1.141          1.315                --
                                                       1999      1.000          1.141                --

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.036          1.037                --
                                                       2006      1.009          1.036            21,702
                                                       2005      0.998          1.009             7,944
                                                       2004      1.000          0.998            40,362
                                                       2003      1.000          1.000                --

  LMPVIT Diversified Srategic Income Subaccount
  (7/00).............................................  2007      1.308          1.316           500,385
                                                       2006      1.257          1.308           532,260
                                                       2005      1.242          1.257           621,062
                                                       2004      1.178          1.242           656,373
                                                       2003      1.068          1.178           698,235
                                                       2002      1.032          1.068           474,374
                                                       2001      1.014          1.032           306,470
                                                       2000      0.999          1.014            17,824
                                                       1999      1.000          0.999                --

  LMPVIT High Income Subaccount (8/00)...............  2007      1.274          1.262           436,724
                                                       2006      1.163          1.274           467,238
                                                       2005      1.148          1.163           575,995
                                                       2004      1.053          1.148           716,412
                                                       2003      0.837          1.053           875,823
                                                       2002      0.876          0.837           672,340
                                                       2001      0.922          0.876           489,304
                                                       2000      1.016          0.922             1,807
                                                       1999      1.000          1.016                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVIT Money Market Subaccount (2/00)..............  2007      1.117          1.157         1,647,892
                                                       2006      1.082          1.117         1,908,317
                                                       2005      1.066          1.082         1,619,770
                                                       2004      1.070          1.066         1,994,070
                                                       2003      1.077          1.070         1,821,759
                                                       2002      1.078          1.077           524,727
                                                       2001      1.053          1.078           148,566
                                                       2000      1.006          1.053            64,613
                                                       1999      1.000          1.006                --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunities Subaccount
  (Class I) (5/01)...................................  2007      1.281          1.368                --
                                                       2006      1.149          1.281           127,017
                                                       2005      1.110          1.149           126,348
                                                       2004      0.973          1.110           127,107
                                                       2003      0.694          0.973           101,651
                                                       2002      0.946          0.694            46,293
                                                       2001      1.000          0.946                --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (6/00).........  2007      1.576          1.655                --
                                                       2006      1.352          1.576           368,931
                                                       2005      1.316          1.352           419,329
                                                       2004      1.231          1.316           444,091
                                                       2003      0.897          1.231           388,411
                                                       2002      1.212          0.897           238,858
                                                       2001      1.205          1.212           196,939
                                                       2000      1.033          1.205            56,658
                                                       1999      1.000          1.033                --

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Large Cap Value Subaccount (6/00).........  2007      1.212          1.275                --
                                                       2006      1.038          1.212           266,342
                                                       2005      0.988          1.038           390,097
                                                       2004      0.904          0.988           393,882
                                                       2003      0.718          0.904           402,191
                                                       2002      0.975          0.718           432,542
                                                       2001      1.076          0.975           384,096
                                                       2000      0.964          1.076           314,048
                                                       1999      1.000          0.964                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.634          1.699                --
                                                       2006      1.411          1.634            39,405
                                                       2005      1.385          1.411                --
                                                       2004      1.245          1.385                --
                                                       2003      1.000          1.245             3,478

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.827          2.015                --
                                                       2006      1.649          1.827            21,468
                                                       2005      1.543          1.649            21,664
                                                       2004      1.260          1.543             3,301
                                                       2003      1.000          1.260             3,651

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      0.954          1.002                --
                                                       2006      0.899          0.954           164,638

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      0.993          1.003           162,245

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.365          1.334             4,685
                                                       2006      1.278          1.365             4,685

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.685          1.649            25,504
                                                       2006      1.526          1.685            22,163

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.347          1.734            14,998
                                                       2006      1.311          1.347            14,199

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.264          1.122                --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2007      1.078          1.104           595,454
                                                       2006      1.001          1.078           545,385

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.074          1.067            41,758
                                                       2006      1.002          1.074                --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      0.987          1.090             7,502
                                                       2006      0.997          0.987             7,511

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.280          1.408                --
                                                       2006      1.287          1.280                --

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      1.527          1.607           152,190

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.413          1.501            30,091
                                                       2006      1.276          1.413            38,294

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.223          1.028                --
                                                       2006      1.003          1.223                --

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.158          1.228             9,790

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.599          1.657                --
                                                       2006      1.484          1.599                --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.157          1.278                --
                                                       2006      1.097          1.157                --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.177          1.239            34,392
                                                       2006      1.134          1.177            17,289

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.031          0.987           175,208
                                                       2006      1.003          1.031            12,283

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      0.885          1.052            67,759
                                                       2006      0.905          0.885            71,815

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2007      1.261          1.321           405,226
                                                       2006      1.213          1.261           528,129

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2007      0.757          0.746           115,015
                                                       2006      0.735          0.757            23,000

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      0.814          0.835           386,722
                                                       2006      0.801          0.814           440,658

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.338          1.375           397,970
                                                       2006      1.302          1.338           400,648

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.062          1.083                --
                                                       2006      1.002          1.062                --

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.045          1.089             3,405
                                                       2006      1.001          1.045             3,410

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.051          1.088                --
                                                       2006      1.002          1.051                --

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.057          1.088            27,012
                                                       2006      1.002          1.057            29,327

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.062          1.088             2,047
                                                       2006      1.002          1.062             2,050

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.511          1.554         1,025,617
                                                       2006      1.411          1.511         1,056,515

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2007      1.053          1.105            28,498
                                                       2006      0.996          1.053            28,501

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.071          1.154           211,779
                                                       2006      0.998          1.071           247,951

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.129          1.153                --
                                                       2006      1.136          1.129             9,796
                                                       2005      1.127          1.136             9,803
                                                       2004      1.049          1.127             6,233
                                                       2003      1.000          1.049                --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2007      1.262          1.355         1,578,442
                                                       2006      1.231          1.262         1,676,995
                                                       2005      1.218          1.231         1,836,453
                                                       2004      1.176          1.218         1,938,032
                                                       2003      1.134          1.176         2,391,763
                                                       2002      1.054          1.134         1,135,768
                                                       2001      1.000          1.054           142,080

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (5/01).............................................  2007      0.900          0.980            13,688
                                                       2006      0.821          0.900            13,664
                                                       2005      0.775          0.821            13,730
                                                       2004      0.730          0.775            13,055
                                                       2003      0.560          0.730             8,771
                                                       2002      0.806          0.560             3,766
                                                       2001      1.000          0.806             1,568

  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2007      1.417          1.535                --
                                                       2006      1.124          1.417           153,750
                                                       2005      1.014          1.124           139,183
                                                       2004      0.884          1.014           126,825
                                                       2003      0.697          0.884           118,813
                                                       2002      0.858          0.697            32,066
                                                       2001      1.000          0.858             4,131

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2007      1.978          2.115                --
                                                       2006      1.709          1.978            85,454
                                                       2005      1.617          1.709            92,613
                                                       2004      1.298          1.617            91,173
                                                       2003      0.879          1.298           125,042
                                                       2002      1.089          0.879           119,022
                                                       2001      1.000          1.089            27,156

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/01).............................................  2006      0.936          0.997                --
                                                       2005      0.872          0.936             7,520
                                                       2004      0.829          0.872             7,530
                                                       2003      0.650          0.829             7,540
                                                       2002      0.865          0.650             5,245
                                                       2001      1.000          0.865             1,154

  Travelers Equity Income Subaccount (10/00).........  2006      1.238          1.302                --
                                                       2005      1.200          1.238           499,998
                                                       2004      1.107          1.200           518,850
                                                       2003      0.855          1.107           419,770
                                                       2002      1.006          0.855           151,748
                                                       2001      1.092          1.006           137,176
                                                       2000      1.013          1.092            16,525
                                                       1999      1.000          1.013                --

  Travelers Large Cap Subaccount (6/00)..............  2006      0.776          0.801                --
                                                       2005      0.724          0.776           359,523
                                                       2004      0.688          0.724           362,622
                                                       2003      0.559          0.688           354,540
                                                       2002      0.734          0.559           172,587
                                                       2001      0.900          0.734           165,937
                                                       2000      1.066          0.900            60,766
                                                       1999      1.000          1.066                --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (5/05)..................................  2006      1.112          1.183                --
                                                       2005      1.000          1.112                --

  Travelers Managed Allocation Series: Conservative
  Subaccount (7/05)..................................  2006      1.022          1.027                --
                                                       2005      1.008          1.022             4,136

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.056          1.095                --
                                                       2005      1.008          1.056            21,813

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.090          1.138                --
                                                       2005      1.000          1.090                --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.033          1.054                --
                                                       2005      1.000          1.033                --

  Travelers Managed Income Subaccount (7/00).........  2006      1.223          1.213                --
                                                       2005      1.222          1.223           801,572
                                                       2004      1.204          1.222           981,921
                                                       2003      1.125          1.204         1,070,557
                                                       2002      1.115          1.125           510,149
                                                       2001      1.059          1.115           188,214
                                                       2000      0.994          1.059            29,625
                                                       1999      1.000          0.994                --

  Travelers Mercury Large Cap Core Subaccount
  (6/00).............................................  2006      0.846          0.899                --
                                                       2005      0.765          0.846           191,863
                                                       2004      0.669          0.765           193,486
                                                       2003      0.559          0.669           224,873
                                                       2002      0.757          0.559           182,592
                                                       2001      0.989          0.757           161,626
                                                       2000      1.061          0.989           101,243
                                                       1999      1.000          1.061                --

  Travelers MFS(R) Mid Cap Growth Subaccount (3/02)..  2006      0.854          0.905                --
                                                       2005      0.840          0.854            71,846
                                                       2004      0.745          0.840                --
                                                       2003      0.551          0.745                --
                                                       2002      1.000          0.551                --

  Travelers MFS(R) Total Return Subaccount (7/00)....  2006      1.365          1.411                --
                                                       2005      1.343          1.365         1,107,966
                                                       2004      1.221          1.343         1,174,241
                                                       2003      1.061          1.221         1,110,848
                                                       2002      1.135          1.061           695,684
                                                       2001      1.150          1.135           445,508
                                                       2000      0.999          1.150           202,359
                                                       1999      1.000          0.999                --

  Travelers MFS(R) Value Subaccount (5/04)...........  2006      1.180          1.276                --
                                                       2005      1.123          1.180                --
                                                       2004      1.000          1.123                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Mondrian International Stock Subaccount
  (3/02).............................................  2006      1.327          1.526                --
                                                       2005      1.228          1.327            14,654
                                                       2004      1.074          1.228            16,556
                                                       2003      0.846          1.074                --
                                                       2002      1.000          0.846                --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.397          1.484                --
                                                       2005      1.336          1.397                --
                                                       2004      1.218          1.336                --
                                                       2003      1.000          1.218                --

  Travelers Pioneer Mid Cap Value Subaccount (7/05)..  2006      1.041          1.097                --
                                                       2005      1.037          1.041                --

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.122          1.134                --
                                                       2005      1.096          1.122             7,550
                                                       2004      1.000          1.096                --

  Travelers Strategic Equity Subaccount (6/00).......  2006      0.735          0.767                --
                                                       2005      0.729          0.735           167,702
                                                       2004      0.670          0.729           193,465
                                                       2003      0.512          0.670           216,950
                                                       2002      0.782          0.512           255,773
                                                       2001      0.914          0.782           284,839
                                                       2000      1.132          0.914           202,439
                                                       1999      1.000          1.132                --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.117          1.287                --
                                                       2005      1.027          1.117                --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.113          1.278                --
                                                       2005      1.000          1.113                --

  Travelers Van Kampen Enterprise Subaccount (4/00)..  2006      0.707          0.735                --
                                                       2005      0.664          0.707            35,382
                                                       2004      0.648          0.664            38,094
                                                       2003      0.523          0.648            39,159
                                                       2002      0.750          0.523            37,188
                                                       2001      0.964          0.750            49,390
                                                       2000      1.145          0.964            39,955
                                                       1999      1.000          1.145                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (2/00)..........................................  2007      0.772          0.891           173,622
                                                       2006      0.760          0.772           185,469
                                                       2005      0.714          0.760           196,567
                                                       2004      0.675          0.714           221,492
                                                       2003      0.537          0.675           216,713
                                                       2002      0.806          0.537           196,991
                                                       2001      1.193          0.806           196,978
                                                       2000      1.345          1.193           115,899
                                                       1999      1.000          1.345                --




                  VINTAGE II -- SEPARATE ACCOUNT CHARGES 2.25%

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I) (4/06)..  2007      1.075          1.149                 --
                                                       2006      1.000          1.075                 --

  AIM V.I. Premier Equity Subaccount (Series I)
  (5/01).............................................  2006      1.258          1.319                 --
                                                       2005      1.218          1.258              7,238
                                                       2004      1.178          1.218              7,578
                                                       2003      0.963          1.178             10,027
                                                       2002      1.000          0.963                 --

AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.380          1.440                 --
                                                       2005      1.349          1.380            863,304
                                                       2004      1.241          1.349            671,346
                                                       2003      0.960          1.241            324,534
                                                       2002      1.000          0.960                 --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (2/00)...................................  2006      1.360          1.321                 --
                                                       2005      1.211          1.360            551,459
                                                       2004      1.143          1.211            216,941
                                                       2003      0.948          1.143             66,077
                                                       2002      1.000          0.948                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (2/00).............................................  2007      1.898          2.131          5,750,415
                                                       2006      1.612          1.898          5,865,325
                                                       2005      1.445          1.612          5,479,126
                                                       2004      1.302          1.445          3,301,874
                                                       2003      0.984          1.302            560,403
                                                       2002      1.000          0.984                 --

  American Funds Growth Subaccount (Class 2) (2/00)..  2007      1.730          1.901         13,652,536
                                                       2006      1.606          1.730         14,897,001
                                                       2005      1.413          1.606         15,362,612
                                                       2004      1.285          1.413          9,273,858
                                                       2003      0.960          1.285          2,482,245
                                                       2002      1.000          0.960                 --

  American Funds Growth-Income Subaccount (Class 2)
  (2/00).............................................  2007      1.582          1.625         16,274,773
                                                       2006      1.404          1.582         18,131,781
                                                       2005      1.357          1.404         18,636,981
                                                       2004      1.257          1.357         12,269,497
                                                       2003      0.971          1.257          2,985,394
                                                       2002      1.000          0.971                 --

Capital Appreciation Fund
  Capital Appreciation Fund (3/02)...................  2006      1.597          1.577                 --
                                                       2005      1.382          1.597            144,490
                                                       2004      1.183          1.382             85,167
                                                       2003      0.968          1.183             62,369
                                                       2002      1.000          0.968                 --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (3/02).............................................  2006      1.773          2.300                 --
                                                       2005      1.692          1.773            621,716
                                                       2004      1.317          1.692            363,487
                                                       2003      1.005          1.317            141,660
                                                       2002      1.000          1.005                 --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.291          1.401                 --
                                                       2005      1.199          1.291            491,266
                                                       2004      1.073          1.199            200,346
                                                       2003      1.000          1.073                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.289          1.433                 --
                                                       2005      1.197          1.289            558,937
                                                       2004      1.067          1.197            213,448
                                                       2003      1.000          1.067                 --

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class)
  (5/00).............................................  2007      1.749          2.010          5,644,514
                                                       2006      1.603          1.749          6,450,192
                                                       2005      1.403          1.603          6,370,669
                                                       2004      1.244          1.403          3,260,531
                                                       2003      0.991          1.244          1,112,778
                                                       2002      1.000          0.991                 --

  VIP Mid Cap Subaccount (Service Class 2) (7/02)....  2007      2.061          2.324          3,519,694
                                                       2006      1.875          2.061          4,235,804
                                                       2005      1.625          1.875          4,190,757
                                                       2004      1.333          1.625          2,561,023
                                                       2003      0.986          1.333            731,326
                                                       2002      1.000          0.986                 --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2007      1.190          1.207          2,206,495
                                                       2006      1.030          1.190          1,855,434
                                                       2005      1.000          1.030            473,972

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (2/00)........................  2007      1.543          1.678          1,184,848
                                                       2006      1.452          1.543          1,284,037
                                                       2005      1.417          1.452          1,496,822
                                                       2004      1.300          1.417          1,111,279
                                                       2003      0.969          1.300            297,552
                                                       2002      1.000          0.969                 --

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.448          1.676                 --
                                                       2005      1.340          1.448          3,992,826
                                                       2004      1.217          1.340          2,095,459
                                                       2003      0.994          1.217            723,595
                                                       2002      1.000          0.994                 --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      2.740          3.450          1,491,164
                                                       2006      2.188          2.740          1,654,953
                                                       2005      1.756          2.188          1,505,095
                                                       2004      1.440          1.756            466,250
                                                       2003      1.000          1.440             91,391

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (2/00)...................................  2007      1.895          2.139          4,492,483
                                                       2006      1.596          1.895          4,708,415
                                                       2005      1.481          1.596          4,568,600
                                                       2004      1.278          1.481          2,330,211
                                                       2003      0.989          1.278            519,279
                                                       2002      1.000          0.989                 --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (5/02)...................................  2006      1.524          1.815                 --
                                                       2005      1.431          1.524          2,064,621
                                                       2004      1.262          1.431            594,562
                                                       2003      0.976          1.262            206,659
                                                       2002      1.000          0.976                 --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2007      1.851          2.203            112,413
                                                       2006      1.671          1.851             72,150
                                                       2005      1.525          1.671             71,823
                                                       2004      1.295          1.525             17,001
                                                       2003      0.983          1.295              9,106
                                                       2002      1.000          0.983                 --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.517          1.693                 --
                                                       2005      1.492          1.517            896,870
                                                       2004      1.328          1.492            512,682
                                                       2003      1.000          1.328             58,521

Legg Mason Partners Investment Series
  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2007      1.383          1.469                 --
                                                       2006      1.318          1.383            129,733
                                                       2005      1.268          1.318             64,976
                                                       2004      1.260          1.268             30,641
                                                       2003      0.960          1.260             15,353
                                                       2002      1.000          0.960                 --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (3/00).............................................  2007      1.561          1.549          8,906,242
                                                       2006      1.467          1.561         10,359,253
                                                       2005      1.344          1.467         11,136,013
                                                       2004      1.250          1.344          8,924,780
                                                       2003      0.951          1.250          2,994,791
                                                       2002      1.000          0.951                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Appreciation Subaccount (Class I) (6/00)....  2007      1.448          1.535          3,969,301
                                                       2006      1.290          1.448          4,321,712
                                                       2005      1.265          1.290          5,012,226
                                                       2004      1.190          1.265          4,141,171
                                                       2003      0.977          1.190          1,561,246
                                                       2002      1.000          0.977                 --

  LMPVET Appreciation Subaccount (Class II) (11/07)..  2007      1.447          1.443          2,128,546

  LMPVET Capital and Income Subaccount (Class II)
  (10/02)............................................  2007      1.320          1.360         15,401,474
                                                       2006      1.222          1.320         17,342,699
                                                       2005      1.199          1.222         19,350,145
                                                       2004      1.168          1.199         13,207,492
                                                       2003      0.979          1.168          2,672,484
                                                       2002      1.000          0.979                 --

  LMPVET Capital Subaccount (10/02)..................  2007      1.485          1.479         17,312,994
                                                       2006      1.337          1.485         19,863,305
                                                       2005      1.299          1.337         21,918,724
                                                       2004      1.245          1.299         14,950,399
                                                       2003      0.969          1.245          3,309,858
                                                       2002      1.000          0.969                 --

  LMPVET Dividend Strategy Subaccount (5/01).........  2007      1.323          1.376            556,926
                                                       2006      1.147          1.323            646,905
                                                       2005      1.175          1.147            663,758
                                                       2004      1.163          1.175            499,442
                                                       2003      0.963          1.163            171,776
                                                       2002      1.000          0.963                 --

  LMPVET Equity Index Subaccount (Class II) (6/00)...  2007      1.493          1.532          1,945,549
                                                       2006      1.327          1.493          2,451,798
                                                       2005      1.302          1.327          2,839,502
                                                       2004      1.208          1.302          2,252,137
                                                       2003      0.967          1.208          1,148,700
                                                       2002      1.000          0.967                 --

  LMPVET Fundamental Value Subaccount (Class I)
  (6/00).............................................  2007      1.621          1.605          9,355,548
                                                       2006      1.419          1.621          8,782,807
                                                       2005      1.385          1.419          9,239,878
                                                       2004      1.309          1.385          8,216,033
                                                       2003      0.966          1.309          2,834,488
                                                       2002      1.000          0.966                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Global Equity Subaccount (10/02)............  2007      1.566          1.606          4,087,307
                                                       2006      1.390          1.566          4,543,622
                                                       2005      1.335          1.390          4,997,367
                                                       2004      1.238          1.335          2,387,094
                                                       2003      0.962          1.238            490,264
                                                       2002      1.000          0.962                 --

  LMPVET International All Cap Opportunity Subaccount
  (3/00).............................................  2007      1.903          1.978              5,370
                                                       2006      1.546          1.903             26,594
                                                       2005      1.416          1.546             26,594
                                                       2004      1.228          1.416             20,659
                                                       2003      0.986          1.228             16,617
                                                       2002      1.000          0.986                 --

  LMPVET Investors Subaccount (Class I) (1/01).......  2007      1.612          1.637          1,382,632
                                                       2006      1.394          1.612          1,610,692
                                                       2005      1.338          1.394          1,852,362
                                                       2004      1.240          1.338          1,547,557
                                                       2003      0.958          1.240            657,293
                                                       2002      1.000          0.958                 --

  LMPVET Large Cap Growth Subaccount (Class I)
  (2/00).............................................  2007      1.409          1.451          2,507,800
                                                       2006      1.378          1.409          3,160,788
                                                       2005      1.339          1.378          3,424,059
                                                       2004      1.365          1.339          3,125,256
                                                       2003      0.946          1.365          1,176,777
                                                       2002      1.000          0.946                 --

  LMPVET Mid Cap Core Subaccount (Class I) (4/00)....  2007      1.591          1.666          1,353,426
                                                       2006      1.417          1.591          1,737,713
                                                       2005      1.338          1.417          1,933,083
                                                       2004      1.239          1.338          1,628,496
                                                       2003      0.977          1.239            733,971
                                                       2002      1.000          0.977                 --

  LMPVET Multiple Discipline Subaccount-Large Cap
  Growth and Value (10/02)...........................  2007      1.407          1.425                 --
                                                       2006      1.282          1.407          2,777,247
                                                       2005      1.266          1.282          3,120,861
                                                       2004      1.213          1.266          1,741,885
                                                       2003      0.961          1.213            576,357
                                                       2002      1.000          0.961                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Small Cap Growth Subaccount (Class I)
  (3/00).............................................  2007      1.797          1.933          1,002,073
                                                       2006      1.630          1.797            707,497
                                                       2005      1.589          1.630            758,509
                                                       2004      1.412          1.589            681,109
                                                       2003      0.970          1.412            195,339
                                                       2002      1.000          0.970                 --

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.005          0.995          2,218,606
                                                       2006      0.987          1.005          2,330,493
                                                       2005      0.986          0.987          2,390,703
                                                       2004      0.997          0.986          1,892,813
                                                       2003      1.000          0.997             14,435

  LMPVIT Diversified Srategic Income Subaccount
  (7/00).............................................  2007      1.190          1.187          2,414,317
                                                       2006      1.155          1.190          2,807,755
                                                       2005      1.152          1.155          3,581,641
                                                       2004      1.103          1.152          2,920,201
                                                       2003      1.010          1.103            887,819
                                                       2002      1.000          1.010                 --

  LMPVIT High Income Subaccount (8/00)...............  2007      1.476          1.448          3,775,352
                                                       2006      1.361          1.476          4,201,814
                                                       2005      1.356          1.361          5,049,829
                                                       2004      1.256          1.356          3,993,608
                                                       2003      1.007          1.256          1,647,756
                                                       2002      1.000          1.007                 --

  LMPVIT Money Market Subaccount (2/00)..............  2007      0.998          1.023          4,806,963
                                                       2006      0.975          0.998          3,098,109
                                                       2005      0.970          0.975          3,019,588
                                                       2004      0.984          0.970          2,251,784
                                                       2003      0.999          0.984            888,448
                                                       2002      1.000          0.999                 --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunities Subaccount
  (Class I) (5/01)...................................  2007      1.731          1.844                 --
                                                       2006      1.568          1.731            465,300
                                                       2005      1.529          1.568            449,352
                                                       2004      1.353          1.529            361,221
                                                       2003      0.974          1.353            162,355
                                                       2002      1.000          0.974                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (6/00).........  2007      1.624          1.700                 --
                                                       2006      1.406          1.624          2,877,618
                                                       2005      1.382          1.406          3,274,732
                                                       2004      1.305          1.382          2,835,223
                                                       2003      0.960          1.305          1,303,133
                                                       2002      1.000          0.960                 --

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Large Cap Value Subaccount (6/00).........  2007      1.575          1.652                 --
                                                       2006      1.362          1.575             23,078
                                                       2005      1.308          1.362             57,391
                                                       2004      1.209          1.308             58,386
                                                       2003      0.969          1.209             36,575
                                                       2002      1.000          0.969                 --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.578          1.636                 --
                                                       2006      1.376          1.578          2,148,289
                                                       2005      1.363          1.376          2,139,915
                                                       2004      1.237          1.363          1,226,122
                                                       2003      1.000          1.237            154,434

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.764          1.940                 --
                                                       2006      1.608          1.764          2,597,442
                                                       2005      1.519          1.608          2,921,421
                                                       2004      1.252          1.519          1,430,939
                                                       2003      1.000          1.252            131,586

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.599          1.673                 --
                                                       2006      1.516          1.599            288,998

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.659          1.664            275,264

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.344          1.301            141,573
                                                       2006      1.266          1.344             56,705

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.919          1.860          1,183,921
                                                       2006      1.749          1.919          1,285,532

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.610          2.054            335,365
                                                       2006      1.577          1.610            167,521

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.242          1.095             29,184

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2007      1.071          1.086          7,894,276
                                                       2006      1.001          1.071          6,479,999

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.067          1.050          3,907,281
                                                       2006      1.002          1.067             53,483

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.414          1.548            388,142
                                                       2006      1.438          1.414            530,563

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.261          1.373             14,747
                                                       2006      1.276          1.261             20,057

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      2.090          2.185            399,355

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.378          1.450            881,632
                                                       2006      1.252          1.378            940,120

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.215          1.012          1,041,987
                                                       2006      1.003          1.215          1,328,851

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.115          1.175          4,219,764

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.544          1.585            386,132
                                                       2006      1.443          1.544            413,816

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.140          1.256                 --
                                                       2006      1.088          1.140                 --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.148          1.197          3,342,022
                                                       2006      1.113          1.148          3,470,815

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.024          0.971          4,117,977
                                                       2006      1.003          1.024          2,422,847

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      1.506          1.773            512,690
                                                       2006      1.549          1.506            636,005

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2007      1.095          1.136          4,080,265
                                                       2006      1.059          1.095          4,842,617

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2007      1.347          1.315             95,375
                                                       2006      1.316          1.347            118,219

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.353          1.375            931,502
                                                       2006      1.341          1.353          1,120,739

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.445          1.470          2,728,713
                                                       2006      1.414          1.445          3,166,062

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.056          1.066             71,005
                                                       2006      1.002          1.056                553

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.038          1.071          1,250,777
                                                       2006      1.001          1.038            408,562

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.045          1.070          1,307,227
                                                       2006      1.002          1.045            229,794

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.050          1.071            360,610
                                                       2006      1.002          1.050            164,786

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.055          1.071            307,212
                                                       2006      1.002          1.055            214,580

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.351          1.376         10,182,581
                                                       2006      1.269          1.351         11,196,229

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2007      1.046          1.087          4,042,587
                                                       2006      0.996          1.046          4,363,967

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.064          1.136            625,232
                                                       2006      0.998          1.064            747,985

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.091          1.110                 --
                                                       2006      1.108          1.091          4,183,557
                                                       2005      1.110          1.108          4,183,574
                                                       2004      1.042          1.110          2,075,669
                                                       2003      1.000          1.042            364,430

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2007      1.084          1.152         15,269,678
                                                       2006      1.067          1.084         15,751,561
                                                       2005      1.066          1.067         16,295,872
                                                       2004      1.039          1.066         11,030,522
                                                       2003      1.012          1.039          4,444,217
                                                       2002      1.000          1.012                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (5/01).............................................  2007      1.481          1.598                 --
                                                       2006      1.364          1.481                 --
                                                       2005      1.301          1.364                 --
                                                       2004      1.237          1.301                 --
                                                       2003      0.958          1.237                 --
                                                       2002      1.000          0.958                 --

  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2007      1.945          2.101                 --
                                                       2006      1.557          1.945            502,297
                                                       2005      1.420          1.557            503,884
                                                       2004      1.249          1.420            507,731
                                                       2003      0.994          1.249            378,045
                                                       2002      1.000          0.994                 --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2007      2.117          2.256                 --
                                                       2006      1.846          2.117          1,084,311
                                                       2005      1.764          1.846          1,127,527
                                                       2004      1.429          1.764            802,610
                                                       2003      0.977          1.429            446,380
                                                       2002      1.000          0.977                 --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/01).............................................  2006      1.353          1.438                 --
                                                       2005      1.273          1.353            533,485
                                                       2004      1.222          1.273            433,213
                                                       2003      0.967          1.222            173,834
                                                       2002      1.000          0.967                 --

  Travelers Equity Income Subaccount (10/00).........  2006      1.349          1.414                 --
                                                       2005      1.320          1.349          3,470,760
                                                       2004      1.229          1.320          2,356,302
                                                       2003      0.958          1.229            933,491
                                                       2002      1.000          0.958                 --

  Travelers Large Cap Subaccount (6/00)..............  2006      1.304          1.341                 --
                                                       2005      1.227          1.304            761,388
                                                       2004      1.178          1.227            638,667
                                                       2003      0.966          1.178            246,621
                                                       2002      1.000          0.966                 --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (5/05)..................................  2006      1.105          1.173                 --
                                                       2005      1.000          1.105                474

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Conservative
  Subaccount (7/05)..................................  2006      1.017          1.018                 --
                                                       2005      1.007          1.017                 --

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.050          1.086                 --
                                                       2005      1.008          1.050            113,761

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.083          1.127                 --
                                                       2005      1.000          1.083            238,769

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.028          1.045                 --
                                                       2005      1.000          1.028              8,861

  Travelers Managed Income Subaccount (7/00).........  2006      1.072          1.059                 --
                                                       2005      1.081          1.072          5,358,347
                                                       2004      1.075          1.081          4,415,032
                                                       2003      1.014          1.075          1,389,623
                                                       2002      1.000          1.014                 --

  Travelers Mercury Large Cap Core Subaccount
  (6/00).............................................  2006      1.431          1.516                 --
                                                       2005      1.306          1.431            360,257
                                                       2004      1.153          1.306            236,555
                                                       2003      0.973          1.153            123,529
                                                       2002      1.000          0.973                 --

  Travelers MFS(R) Mid Cap Growth Subaccount (3/02)..  2006      1.467          1.549                 --
                                                       2005      1.456          1.467            662,001
                                                       2004      1.305          1.456            183,666
                                                       2003      0.974          1.305            138,108
                                                       2002      1.000          0.974                 --

  Travelers MFS(R) Total Return Subaccount (7/00)....  2006      1.232          1.269                 --
                                                       2005      1.224          1.232         12,161,644
                                                       2004      1.123          1.224          8,449,630
                                                       2003      0.986          1.123          3,040,252
                                                       2002      1.000          0.986                 --

  Travelers MFS(R) Value Subaccount (5/04)...........  2006      1.162          1.252                 --
                                                       2005      1.116          1.162            692,556
                                                       2004      1.000          1.116            152,817

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Mondrian International Stock Subaccount
  (3/02).............................................  2006      1.526          1.749                 --
                                                       2005      1.425          1.526          1,407,512
                                                       2004      1.259          1.425            820,537
                                                       2003      1.001          1.259             85,856
                                                       2002      1.000          1.001                 --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.363          1.443                 --
                                                       2005      1.315          1.363            524,811
                                                       2004      1.210          1.315            202,670
                                                       2003      1.000          1.210              4,367

  Travelers Pioneer Mid Cap Value Subaccount (7/05)..  2006      1.036          1.088                 --
                                                       2005      1.036          1.036                 --

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.104          1.113                 --
                                                       2005      1.089          1.104          3,120,622
                                                       2004      1.000          1.089            438,335

  Travelers Strategic Equity Subaccount (6/00).......  2006      1.351          1.407                 --
                                                       2005      1.354          1.351            459,855
                                                       2004      1.256          1.354            421,151
                                                       2003      0.969          1.256            331,406
                                                       2002      1.000          0.969                 --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.111          1.276                 --
                                                       2005      1.026          1.111              8,175

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.106          1.266                 --
                                                       2005      1.000          1.106                 --

  Travelers Van Kampen Enterprise Subaccount (4/00)..  2006      1.270          1.316                 --
                                                       2005      1.205          1.270            242,757
                                                       2004      1.186          1.205            112,094
                                                       2003      0.966          1.186            157,881
                                                       2002      1.000          0.966                 --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (2/00)..........................................  2007      1.327          1.517            146,672
                                                       2006      1.319          1.327            162,826
                                                       2005      1.250          1.319            148,862
                                                       2004      1.195          1.250            104,386
                                                       2003      0.959          1.195             55,188
                                                       2002      1.000          0.959                 --




* We are currently waiving a portion of the Mortality and Expense Risk charge for this Subaccount. Please see "Fee Table -- Annual Separate Account Charges" for more information.

The date next to each funding option name reflects the date money first came into the funding option through the Separate Account.

Funding options not listed above had no amounts allocated to them or were not available as of December 31, 2007.

Number of Units Outstanding at the end of the year may include units for Contracts in payout phase.

Variable Funding Option mergers and substitutions that occurred between January 1, 2005 and December 31, 2007 are displayed below. Please see Appendix C for more information on Variable Funding Option mergers, substitutions and other changes.

Effective on or about 02/25/2005, The Travelers Series Trust-MFS Emerging Growth Portfolio merged into The Travelers Series Trust-MFS Mid Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, AIM Variable Insurance Fund-AIM VI Premier Equity Fund merged into AIM Variable Insurance Fund-AIM VI Core Equity Fund and is no longer available as a funding option.

Effective on or about 05/01/2006, Alliance Bernstein Variable Products Series Fund-AllianceBernstein Growth and Income Portfolio was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Alliance Bernstein Variable Products Series Fund-AllianceBernstein Large Cap Growth Portfolio was replaced by Metropolitan Series Fund, Inc.-T. Rowe Price Large Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Capital Appreciation Fund merged into Met Investors Series Trust-Janus Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Delaware VIP Trust-Delaware VIP REIT Series was replaced by Met Investors Series Trust-Neuberger Berman Real Estate Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Global Allocation Portfolio was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Value Opportunities VI Fund was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton VIP Trust-Mutual Shares Securities Fund was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton VIP Trust-Templeton Growth Securities Fund was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-AIM Capital Appreciation Portfolio merged into Met Investors Series Trust-Met/AIM Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Equity Income Portfolio merged into Metropolitan Series Fund, Inc.-FI Value Leaders Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Large Cap Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Conservative Portfolio merged into Metropolitan Series Fund, Inc.- MetLife Conservative Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate-Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate to Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate-Conservative Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Conservative to Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mercury Large Cap Core Portfolio merged into Met Investors Series Trust-Mercury Large-Cap Core Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Mid Cap Growth Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Total Return Portfolio merged into Metropolitan Series Fund, Inc.-MFS(R) Total Return Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Value Portfolio merged into Met Investors Series Trust-MFS(R) Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mondrian International Stock Portfolio merged into Met Investors Series Trust-Harris Oakmark International Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Fund Portfolio merged into Met Investors Series Trust-Pioneer Fund Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Mid-Cap Value Portfolio merged into Met Investors Series Trust-Pioneer Mid-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Strategic Income Portfolio merged into Metropolitan Series Fund, Inc.-Pioneer Strategic Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Strategic Equity Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Growth Portfolio merged into Met Investors Series Trust-Met/AIM Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Value Portfolio merged into Met Investors Series Trust-Dreman Small-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Travelers Managed Income Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Bond Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Van Kampen Enterprise Portfolio merged into Metropolitan Series Fund, Inc.-Capital Guardian U.S. Equity Portfolio and is no longer available as a funding option.

Effective on or about 11/13/2006, Lazard Retirement Series, Inc.-Lazard Retirement Small Cap Portfolio was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, AIM Variable Insurance Funds-AIM V.I. Core Equity Fund was replaced by Metropolitan Series Fund, Inc.-Capital Guardian U.S. Equity Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Investment Series-Legg Mason Partners Variable Premier Selections All Cap Growth Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios I, Inc.-Legg Mason Partners Variable All Cap Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Fundamental Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios V-Legg Mason Partners Variable Small Cap Growth Opportunities Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios III, Inc.-Legg Mason Partners Variable Large Cap Value Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Investors Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Lord Abbett Series Fund, Inc.-Lord Abbett Growth and Income Portfolio was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Lord Abbett Series Fund, Inc.-Lord Abbett Mid-Cap Value Portfolio was replaced by Met Investors Series Trust-Lord Abbett Mid-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Met Investors Series Trust-BlackRock Large-Cap Core Portfolio -- Class A was exchanged for Met Investors Series Trust-BlackRock Large-Cap Core Portfolio -- Class E and is no longer available as a funding option.

Effective on or about 04/30/2007, Met Investors Series Trust-Pioneer Mid-Cap Value Portfolio merged into Met Investors Series Trust-Lazard Mid-Cap Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, PIMCO Variable Insurance Trust-Real Return Portfolio was replaced by Met Investors Series Trust-PIMCO Inflation Protected Bond Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Putnam Variable Trust-Putnam VT International Equity Fund was replaced by Met Investors Series Trust-MFS(R) Research International Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Putnam Variable Trust-Putnam VT Small Cap Value Fund was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 11/12/2007, Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Multiple Discipline Portfolio -- Large Cap Growth and Value merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Appreciation Portfolio and is no longer available as a funding option.

                      THIS PAGE INTENTIONALLY LEFT  BLANK.

                                   APPENDIX B

--------------------------------------------------------------------------------

                         CONDENSED FINANCIAL INFORMATION

          FOR METLIFE OF CT SEPARATE ACCOUNT TEN FOR VARIABLE ANNUITIES
                      ACCUMULATION UNIT VALUES (IN DOLLARS)

The following Accumulation Unit Value ("AUV") information should be read in conjunction with the Separate Account's audited financial statement and notes, which are attached. The first table provides the AUV information for the MINIMUM Separate Account Charge available under the contract. The second table provides the AUV information for the MAXIMUM Separate Account Charge available under the contract. Please refer to the Fee Table section of this prospectus for more information on Separate Account Charges.

                  VINTAGE II -- SEPARATE ACCOUNT CHARGES 1.30%

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I) (4/06)..  2007      1.082          1.160                 --
                                                       2006      1.000          1.082            158,278

  AIM V.I. Premier Equity Subaccount (Series I)
  (5/01).............................................  2006      0.820          0.862                 --
                                                       2005      0.786          0.820            186,959
                                                       2004      0.753          0.786            193,397
                                                       2003      0.610          0.753            224,709
                                                       2002      0.886          0.610            273,880
                                                       2001      1.000          0.886             44,481

AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.166          1.220                 --
                                                       2005      1.130          1.166            154,124
                                                       2004      1.029          1.130            205,133
                                                       2003      0.788          1.029            202,171
                                                       2002      1.000          0.788            105,186

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      0.761          0.746                 --
                                                       2005      0.671          0.761          3,542,749
                                                       2004      0.628          0.671          3,980,042
                                                       2003      0.515          0.628          4,417,255
                                                       2002      0.755          0.515          4,996,672
                                                       2001      0.926          0.755          5,706,327
                                                       2000      1.127          0.926          4,292,514
                                                       1999      1.000          1.127             98,377

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.385          1.570          3,802,201
                                                       2006      1.165          1.385          4,868,437
                                                       2005      1.035          1.165          4,027,212
                                                       2004      0.924          1.035          4,044,618
                                                       2003      0.692          0.924          4,013,956
                                                       2002      0.821          0.692          3,794,165
                                                       2001      0.970          0.821          3,848,239
                                                       2000      1.211          0.970          3,249,643
                                                       1999      1.000          1.211            123,540

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.357          1.505          6,495,665
                                                       2006      1.247          1.357          9,070,220
                                                       2005      1.087          1.247          9,929,724
                                                       2004      0.979          1.087         10,072,367
                                                       2003      0.725          0.979          9,674,784
                                                       2002      0.972          0.725          9,051,297
                                                       2001      1.204          0.972          8,538,251
                                                       2000      1.167          1.204          6,160,677
                                                       1999      1.000          1.167          1,134,441

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2007      1.529          1.585          6,918,621
                                                       2006      1.344          1.529          8,781,366
                                                       2005      1.287          1.344          9,174,263
                                                       2004      1.181          1.287          9,487,143
                                                       2003      0.904          1.181          9,723,750
                                                       2002      1.121          0.904          8,678,386
                                                       2001      1.107          1.121          7,396,792
                                                       2000      1.039          1.107          4,257,325
                                                       1999      1.000          1.039             46,596

Capital Appreciation Fund
  Capital Appreciation Fund (6/02)...................  2006      1.324          1.311                 --
                                                       2005      1.135          1.324             11,611
                                                       2004      0.962          1.135                 --
                                                       2003      0.780          0.962                 --
                                                       2002      0.878          0.780                 --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/02).............................................  2006      1.738          2.276                 --
                                                       2005      1.643          1.738                972
                                                       2004      1.267          1.643                 --
                                                       2003      0.958          1.267                 --
                                                       2002      1.048          0.958                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.318          1.434                 --
                                                       2005      1.211          1.318             41,122
                                                       2004      1.075          1.211                 --
                                                       2003      1.000          1.075                 --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.315          1.467                 --
                                                       2005      1.210          1.315            135,076
                                                       2004      1.068          1.210              8,884
                                                       2003      1.000          1.068                 --

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class)
  (11/99)............................................  2007      1.486          1.723          1,281,354
                                                       2006      1.349          1.486          1,625,120
                                                       2005      1.169          1.349          1,434,113
                                                       2004      1.027          1.169          1,360,757
                                                       2003      0.811          1.027          1,395,025
                                                       2002      0.907          0.811          1,251,130
                                                       2001      1.048          0.907          1,396,683
                                                       2000      1.138          1.048            866,413
                                                       1999      1.000          1.138             68,187

  VIP Mid Cap Subaccount (Service Class 2) (5/02)....  2007      1.861          2.119            843,154
                                                       2006      1.678          1.861            933,812
                                                       2005      1.440          1.678            847,801
                                                       2004      1.170          1.440            775,423
                                                       2003      0.857          1.170            533,777
                                                       2002      1.000          0.857             89,941

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2007      1.209          1.238            446,425
                                                       2006      1.036          1.209            244,588
                                                       2005      0.984          1.036            128,213

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2007      0.975          1.071          1,085,066
                                                       2006      0.909          0.975          1,543,858
                                                       2005      0.879          0.909          2,195,571
                                                       2004      0.799          0.879          2,438,278
                                                       2003      0.589          0.799          2,521,774
                                                       2002      0.837          0.589          2,338,805
                                                       2001      1.001          0.837          2,212,536
                                                       2000      1.215          1.001          1,777,941
                                                       1999      1.000          1.215            549,437

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (6/02)..........................................  2006      1.267          1.481                 --
                                                       2005      1.161          1.267            439,692
                                                       2004      1.044          1.161            382,679
                                                       2003      0.845          1.044            329,118
                                                       2002      1.000          0.845             24,581

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      2.837          3.606            368,582
                                                       2006      2.244          2.837            505,566
                                                       2005      1.784          2.244            393,288
                                                       2004      1.449          1.784             64,080
                                                       2003      1.000          1.449             82,956

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2007      1.426          1.625          1,945,947
                                                       2006      1.189          1.426          2,829,485
                                                       2005      1.093          1.189          2,760,034
                                                       2004      0.935          1.093          2,498,119
                                                       2003      0.716          0.935          2,404,709
                                                       2002      0.891          0.716          2,323,461
                                                       2001      1.074          0.891          2,087,896
                                                       2000      1.115          1.074          1,545,765
                                                       1999      1.000          1.115             53,095

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (7/02)...................................  2006      1.272          1.529                 --
                                                       2005      1.183          1.272            165,606
                                                       2004      1.033          1.183             14,706
                                                       2003      0.792          1.033                 --
                                                       2002      0.832          0.792                 --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2007      0.558          0.671          1,129,996
                                                       2006      0.499          0.558          1,739,888
                                                       2005      0.451          0.499          2,024,904
                                                       2004      0.379          0.451          2,131,311
                                                       2003      0.285          0.379          2,307,386
                                                       2002      0.402          0.285          2,481,234
                                                       2001      0.674          0.402          2,683,031
                                                       2000      1.000          0.674          1,701,726

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.556          1.751                 --
                                                       2005      1.516          1.556             79,133
                                                       2004      1.337          1.516            113,342
                                                       2003      1.000          1.337             60,086

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Investment Series
  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2007      0.968          1.032                 --
                                                       2006      0.914          0.968            278,729
                                                       2005      0.871          0.914            319,085
                                                       2004      0.857          0.871            362,894
                                                       2003      0.647          0.857            277,969
                                                       2002      0.895          0.647            213,889
                                                       2001      1.000          0.895             98,459

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (11/99)............................................  2007      1.484          1.487          4,391,436
                                                       2006      1.382          1.484          6,197,738
                                                       2005      1.254          1.382          6,511,100
                                                       2004      1.155          1.254          6,703,487
                                                       2003      0.870          1.155          6,716,858
                                                       2002      1.309          0.870          6,378,946
                                                       2001      1.382          1.309          6,108,454
                                                       2000      1.210          1.382          3,182,829
                                                       1999      1.000          1.210             74,420

  LMPVET Appreciation Subaccount (Class I) (11/99)...  2007      1.220          1.306          2,279,816
                                                       2006      1.077          1.220          2,574,408
                                                       2005      1.046          1.077          2,967,218
                                                       2004      0.974          1.046          3,402,889
                                                       2003      0.792          0.974          3,621,952
                                                       2002      0.973          0.792          3,234,469
                                                       2001      1.026          0.973          2,172,270
                                                       2000      1.044          1.026            941,763
                                                       1999      1.000          1.044             84,121

  LMPVET Appreciation Subaccount (Class II) (11/07)..  2007      1.686          1.683             35,620

  LMPVET Capital and Income Subaccount (Class II)
  (10/02)............................................  2007      1.455          1.513            766,219
                                                       2006      1.333          1.455            816,381
                                                       2005      1.296          1.333          1,031,980
                                                       2004      1.250          1.296          1,808,241
                                                       2003      1.039          1.250          2,075,139
                                                       2002      1.000          1.039            107,743

  LMPVET Capital Subaccount (10/02)..................  2007      1.690          1.698            953,408
                                                       2006      1.506          1.690          1,119,146
                                                       2005      1.450          1.506          1,204,224
                                                       2004      1.377          1.450          1,865,334
                                                       2003      1.062          1.377          1,260,241
                                                       2002      1.000          1.062            146,807

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Dividend Strategy Subaccount (5/01).........  2007      0.932          0.979            127,355
                                                       2006      0.800          0.932            133,339
                                                       2005      0.812          0.800            149,840
                                                       2004      0.796          0.812            154,400
                                                       2003      0.653          0.796            148,027
                                                       2002      0.894          0.653             62,178
                                                       2001      1.000          0.894              8,386

  LMPVET Equity Index Subaccount (Class II) (11/99)..  2007      1.016          1.052          1,608,505
                                                       2006      0.894          1.016          2,214,083
                                                       2005      0.869          0.894          2,423,854
                                                       2004      0.798          0.869          3,117,027
                                                       2003      0.633          0.798          2,780,248
                                                       2002      0.826          0.633          2,776,130
                                                       2001      0.955          0.826          2,792,764
                                                       2000      1.067          0.955          1,086,755
                                                       1999      1.000          1.067            348,286

  LMPVET Fundamental Value Subaccount (Class I)
  (12/99)............................................  2007      1.562          1.561          3,882,875
                                                       2006      1.355          1.562          4,194,887
                                                       2005      1.310          1.355          4,338,359
                                                       2004      1.226          1.310          5,046,949
                                                       2003      0.896          1.226          5,064,535
                                                       2002      1.153          0.896          5,190,545
                                                       2001      1.234          1.153          4,341,451
                                                       2000      1.037          1.234            948,161
                                                       1999      1.000          1.037             12,938

  LMPVET Global Equity Subaccount (10/02)............  2007      1.816          1.881            209,527
                                                       2006      1.597          1.816            241,965
                                                       2005      1.519          1.597            316,339
                                                       2004      1.395          1.519            417,889
                                                       2003      1.075          1.395            183,455
                                                       2002      1.000          1.075             11,968

  LMPVET International All Cap Opportunity Subaccount
  (11/99)............................................  2007      0.907          0.952            973,828
                                                       2006      0.730          0.907          1,292,084
                                                       2005      0.662          0.730          1,639,709
                                                       2004      0.569          0.662          1,842,648
                                                       2003      0.452          0.569          1,815,361
                                                       2002      0.617          0.452          3,924,462
                                                       2001      0.908          0.617          2,412,874
                                                       2000      1.207          0.908          1,959,090
                                                       1999      1.000          1.207             69,739

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Investors Subaccount (Class I) (11/99)......  2007      1.470          1.508          2,232,226
                                                       2006      1.259          1.470          1,054,263
                                                       2005      1.198          1.259          1,343,258
                                                       2004      1.099          1.198          1,393,345
                                                       2003      0.841          1.099          1,393,911
                                                       2002      1.108          0.841          1,267,791
                                                       2001      1.171          1.108          1,112,073
                                                       2000      1.029          1.171            217,211
                                                       1999      1.000          1.029             10,159

  LMPVET Large Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      0.993          1.033          3,393,067
                                                       2006      0.962          0.993          4,264,465
                                                       2005      0.926          0.962          5,416,358
                                                       2004      0.935          0.926          5,908,117
                                                       2003      0.642          0.935          6,283,234
                                                       2002      0.865          0.642          6,310,650
                                                       2001      1.001          0.865          7,117,413
                                                       2000      1.090          1.001          4,125,697
                                                       1999      1.000          1.090            241,754

  LMPVET Mid Cap Core Subaccount (Class I) (11/99)...  2007      1.636          1.731          1,151,896
                                                       2006      1.444          1.636          1,828,573
                                                       2005      1.351          1.444          2,332,375
                                                       2004      1.239          1.351          2,541,200
                                                       2003      0.967          1.239          2,871,249
                                                       2002      1.211          0.967          2,868,310
                                                       2001      1.364          1.211          2,654,148
                                                       2000      1.172          1.364          1,154,540
                                                       1999      1.000          1.172             26,517

  LMPVET Multiple Discipline Subaccount-Large Cap
  Growth and Value (10/02)...........................  2007      1.626          1.660                 --
                                                       2006      1.467          1.626             87,249
                                                       2005      1.435          1.467             84,904
                                                       2004      1.362          1.435             90,870
                                                       2003      1.070          1.362             54,011
                                                       2002      1.000          1.070                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.494          1.623            440,780
                                                       2006      1.342          1.494            434,718
                                                       2005      1.296          1.342            541,401
                                                       2004      1.141          1.296            534,246
                                                       2003      0.776          1.141            502,581
                                                       2002      1.204          0.776            405,274
                                                       2001      1.315          1.204            370,805
                                                       2000      1.141          1.315            266,300
                                                       1999      1.000          1.141             35,132

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.036          1.037             45,833
                                                       2006      1.009          1.036            176,532
                                                       2005      0.998          1.009            211,063
                                                       2004      1.000          0.998            208,879
                                                       2003      1.000          1.000            151,638

  LMPVIT Diversified Srategic Income Subaccount
  (11/99)............................................  2007      1.308          1.316          1,898,211
                                                       2006      1.257          1.308          2,316,859
                                                       2005      1.242          1.257          2,495,941
                                                       2004      1.178          1.242          2,888,035
                                                       2003      1.068          1.178          3,034,833
                                                       2002      1.032          1.068          2,969,507
                                                       2001      1.014          1.032          2,434,690
                                                       2000      0.999          1.014          1,438,172
                                                       1999      1.000          0.999            341,104

  LMPVIT High Income Subaccount (11/99)..............  2007      1.274          1.262          1,111,114
                                                       2006      1.163          1.274          1,624,826
                                                       2005      1.148          1.163          2,132,932
                                                       2004      1.053          1.148          2,334,370
                                                       2003      0.837          1.053          2,428,714
                                                       2002      0.876          0.837          1,743,696
                                                       2001      0.922          0.876          1,352,081
                                                       2000      1.016          0.922            746,254
                                                       1999      1.000          1.016             83,518

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVIT Money Market Subaccount (11/99).............  2007      1.117          1.157          2,533,097
                                                       2006      1.082          1.117          2,945,674
                                                       2005      1.066          1.082          2,938,244
                                                       2004      1.070          1.066          4,027,153
                                                       2003      1.077          1.070          5,977,716
                                                       2002      1.078          1.077          7,333,450
                                                       2001      1.053          1.078         10,629,210
                                                       2000      1.006          1.053          2,727,512
                                                       1999      1.000          1.006             25,456

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunities Subaccount
  (Class I) (5/01)...................................  2007      1.281          1.368                 --
                                                       2006      1.149          1.281             89,430
                                                       2005      1.110          1.149            115,688
                                                       2004      0.973          1.110             80,250
                                                       2003      0.694          0.973            151,572
                                                       2002      0.946          0.694             60,515
                                                       2001      1.000          0.946             10,542

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2007      1.576          1.655                 --
                                                       2006      1.352          1.576          1,419,291
                                                       2005      1.316          1.352          1,677,286
                                                       2004      1.231          1.316          1,873,002
                                                       2003      0.897          1.231          1,888,455
                                                       2002      1.212          0.897          1,976,967
                                                       2001      1.205          1.212          1,598,744
                                                       2000      1.033          1.205            507,525
                                                       1999      1.000          1.033             20,279

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Large Cap Value Subaccount (11/99)........  2007      1.212          1.275                 --
                                                       2006      1.038          1.212          1,929,103
                                                       2005      0.988          1.038          2,394,785
                                                       2004      0.904          0.988          2,741,825
                                                       2003      0.718          0.904          3,144,755
                                                       2002      0.975          0.718          3,249,278
                                                       2001      1.076          0.975          3,409,971
                                                       2000      0.964          1.076          1,620,470
                                                       1999      1.000          0.964             99,981

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.634          1.699                 --
                                                       2006      1.411          1.634            292,771
                                                       2005      1.385          1.411            289,711
                                                       2004      1.245          1.385            191,146
                                                       2003      1.000          1.245             52,729

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.827          2.015                 --
                                                       2006      1.649          1.827            499,076
                                                       2005      1.543          1.649            571,572
                                                       2004      1.260          1.543            316,299
                                                       2003      1.000          1.260            163,255

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      0.954          1.002                 --
                                                       2006      0.899          0.954            802,858

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      0.993          1.003            599,053

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.365          1.334             50,920
                                                       2006      1.278          1.365                 63

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.685          1.649            603,326
                                                       2006      1.526          1.685            578,961

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.347          1.734             90,916
                                                       2006      1.311          1.347             32,297

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.264          1.122             23,552

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2007      1.078          1.104            909,880
                                                       2006      1.001          1.078            731,139

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.074          1.067            721,376
                                                       2006      1.002          1.074             12,046

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      0.987          1.090            482,819
                                                       2006      0.997          0.987            537,393

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.280          1.408                 --
                                                       2006      1.287          1.280                 --

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      1.527          1.607            338,658

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.413          1.501            345,974
                                                       2006      1.276          1.413            169,499

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.223          1.028             97,503
                                                       2006      1.003          1.223             46,038

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.158          1.228          1,098,283

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.599          1.657             93,415
                                                       2006      1.484          1.599            100,661

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.157          1.278                 --
                                                       2006      1.097          1.157                966

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.177          1.239            331,174
                                                       2006      1.134          1.177            410,556

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.031          0.987          1,128,085
                                                       2006      1.003          1.031            364,618

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      0.885          1.052          1,131,685
                                                       2006      0.905          0.885          1,675,827

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2007      1.261          1.321          1,301,985
                                                       2006      1.213          1.261          1,648,925

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2007      0.757          0.746            982,078
                                                       2006      0.735          0.757            980,032

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      0.814          0.835          3,287,016
                                                       2006      0.801          0.814          4,320,504

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.338          1.375            857,807
                                                       2006      1.302          1.338          1,021,876

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.062          1.083                 79
                                                       2006      1.002          1.062                 80

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.045          1.089             15,452
                                                       2006      1.001          1.045                 --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.051          1.088             98,428
                                                       2006      1.002          1.051                 --

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.057          1.088            450,043
                                                       2006      1.002          1.057            417,597

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.062          1.088             97,444
                                                       2006      1.002          1.062             97,336

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.511          1.554          4,106,408
                                                       2006      1.411          1.511          4,820,119

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2007      1.053          1.105            225,738
                                                       2006      0.996          1.053            270,023

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.071          1.154          1,557,121
                                                       2006      0.998          1.071          2,480,732

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.129          1.153                 --
                                                       2006      1.136          1.129          1,200,644
                                                       2005      1.127          1.136          1,179,052
                                                       2004      1.049          1.127            715,250
                                                       2003      1.000          1.049            202,392

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2007      1.262          1.355          3,640,730
                                                       2006      1.231          1.262          3,931,019
                                                       2005      1.218          1.231          4,017,299
                                                       2004      1.176          1.218          4,403,863
                                                       2003      1.134          1.176          5,407,443
                                                       2002      1.054          1.134          3,419,880
                                                       2001      1.000          1.054            434,773

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (6/01).............................................  2007      0.900          0.980              9,593
                                                       2006      0.821          0.900             18,500
                                                       2005      0.775          0.821             50,122
                                                       2004      0.730          0.775             54,534
                                                       2003      0.560          0.730             84,884
                                                       2002      0.806          0.560             56,378
                                                       2001      1.000          0.806             22,514

  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2007      1.417          1.535                 --
                                                       2006      1.124          1.417            275,784
                                                       2005      1.014          1.124            175,115
                                                       2004      0.884          1.014            151,194
                                                       2003      0.697          0.884            181,635
                                                       2002      0.858          0.697             86,812
                                                       2001      1.000          0.858             14,691

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2007      1.978          2.115                 --
                                                       2006      1.709          1.978            509,238
                                                       2005      1.617          1.709            649,038
                                                       2004      1.298          1.617            556,757
                                                       2003      0.879          1.298            531,891
                                                       2002      1.089          0.879            332,783
                                                       2001      1.000          1.089             71,890

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (6/01).............................................  2006      0.936          0.997                 --
                                                       2005      0.872          0.936            572,111
                                                       2004      0.829          0.872            576,619
                                                       2003      0.650          0.829            515,789
                                                       2002      0.865          0.650            381,876
                                                       2001      1.000          0.865            136,035

  Travelers Equity Income Subaccount (11/99).........  2006      1.238          1.302                 --
                                                       2005      1.200          1.238          1,150,485
                                                       2004      1.107          1.200          1,302,083
                                                       2003      0.855          1.107          1,414,340
                                                       2002      1.006          0.855          1,406,171
                                                       2001      1.092          1.006          1,135,718
                                                       2000      1.013          1.092            562,016
                                                       1999      1.000          1.013             19,805

  Travelers Large Cap Subaccount (11/99).............  2006      0.776          0.801                 --
                                                       2005      0.724          0.776          2,475,830
                                                       2004      0.688          0.724          2,686,679
                                                       2003      0.559          0.688          2,365,088
                                                       2002      0.734          0.559          1,889,763
                                                       2001      0.900          0.734          1,809,999
                                                       2000      1.066          0.900          1,406,663
                                                       1999      1.000          1.066            559,758

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.112          1.183                 --
                                                       2005      1.046          1.112                 --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.022          1.027                 --
                                                       2005      1.000          1.022                 --

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.056          1.095                 --
                                                       2005      1.000          1.056            374,123

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.090          1.138                 --
                                                       2005      1.017          1.090              1,676

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.033          1.054                 --
                                                       2005      1.012          1.033                 --

  Travelers Managed Income Subaccount (11/99)........  2006      1.223          1.213                 --
                                                       2005      1.222          1.223          1,837,264
                                                       2004      1.204          1.222          2,064,785
                                                       2003      1.125          1.204          2,671,175
                                                       2002      1.115          1.125          2,210,799
                                                       2001      1.059          1.115          1,539,696
                                                       2000      0.994          1.059            598,018
                                                       1999      1.000          0.994              2,445

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      0.846          0.899                 --
                                                       2005      0.765          0.846            832,892
                                                       2004      0.669          0.765            902,689
                                                       2003      0.559          0.669          1,037,347
                                                       2002      0.757          0.559          1,151,010
                                                       2001      0.989          0.757          1,231,361
                                                       2000      1.061          0.989            745,993
                                                       1999      1.000          1.061             54,286

  Travelers MFS(R) Mid Cap Growth Subaccount (6/02)..  2006      0.854          0.905                 --
                                                       2005      0.840          0.854          2,149,152
                                                       2004      0.745          0.840                 --
                                                       2003      0.551          0.745                 --
                                                       2002      0.627          0.551                 --

  Travelers MFS(R) Total Return Subaccount (11/99)...  2006      1.365          1.411                 --
                                                       2005      1.343          1.365          5,950,051
                                                       2004      1.221          1.343          6,935,849
                                                       2003      1.061          1.221          7,058,378
                                                       2002      1.135          1.061          6,681,829
                                                       2001      1.150          1.135          5,208,923
                                                       2000      0.999          1.150          1,871,925
                                                       1999      1.000          0.999            340,973

  Travelers MFS(R) Value Subaccount (5/04)...........  2006      1.180          1.276                 --
                                                       2005      1.123          1.180            111,233
                                                       2004      0.973          1.123                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Mondrian International Stock Subaccount
  (8/02).............................................  2006      1.327          1.526                 --
                                                       2005      1.228          1.327            487,540
                                                       2004      1.074          1.228            213,304
                                                       2003      0.846          1.074            132,493
                                                       2002      0.846          0.846                 --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.397          1.484                 --
                                                       2005      1.336          1.397             80,615
                                                       2004      1.218          1.336             29,247
                                                       2003      1.000          1.218              1,217

  Travelers Pioneer Mid Cap Value Subaccount (6/05)..  2006      1.041          1.097                 --
                                                       2005      1.000          1.041                 --

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.122          1.134                 --
                                                       2005      1.096          1.122            178,366
                                                       2004      0.983          1.096              4,688

  Travelers Strategic Equity Subaccount (11/99)......  2006      0.735          0.767                 --
                                                       2005      0.729          0.735          3,959,355
                                                       2004      0.670          0.729          4,739,501
                                                       2003      0.512          0.670          5,209,330
                                                       2002      0.782          0.512          5,951,879
                                                       2001      0.914          0.782          6,226,561
                                                       2000      1.132          0.914          5,313,349
                                                       1999      1.000          1.132            774,589

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)..................................  2006      1.117          1.287                 --
                                                       2005      1.000          1.117                 --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.113          1.278                 --
                                                       2005      1.005          1.113                 --

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      0.707          0.735                 --
                                                       2005      0.664          0.707          1,132,758
                                                       2004      0.648          0.664          1,374,668
                                                       2003      0.523          0.648          1,519,148
                                                       2002      0.750          0.523          1,585,903
                                                       2001      0.964          0.750          1,863,264
                                                       2000      1.145          0.964          1,841,630
                                                       1999      1.000          1.145            168,261

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2007      0.772          0.891          1,559,046
                                                       2006      0.760          0.772          2,338,320
                                                       2005      0.714          0.760          2,558,794
                                                       2004      0.675          0.714          3,451,906
                                                       2003      0.537          0.675          3,851,217
                                                       2002      0.806          0.537          4,114,292
                                                       2001      1.193          0.806          4,788,151
                                                       2000      1.345          1.193          4,177,551
                                                       1999      1.000          1.345            148,853




                  VINTAGE II -- SEPARATE ACCOUNT CHARGES 2.25%

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I) (4/06)..  2007      1.075          1.149                 --
                                                       2006      1.000          1.075             27,764

  AIM V.I. Premier Equity Subaccount (Series I)
  (5/01).............................................  2006      1.258          1.319                 --
                                                       2005      1.218          1.258             27,570
                                                       2004      1.178          1.218             33,748
                                                       2003      0.963          1.178             26,411
                                                       2002      1.000          0.963                 --

AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.380          1.440                 --
                                                       2005      1.349          1.380          1,344,238
                                                       2004      1.241          1.349          1,236,732
                                                       2003      0.960          1.241            854,793
                                                       2002      1.000          0.960                 --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.360          1.321                 --
                                                       2005      1.211          1.360            468,337
                                                       2004      1.143          1.211            459,945
                                                       2003      0.948          1.143            168,663
                                                       2002      1.000          0.948                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.898          2.131          5,003,635
                                                       2006      1.612          1.898          5,800,969
                                                       2005      1.445          1.612          6,040,065
                                                       2004      1.302          1.445          5,306,790
                                                       2003      0.984          1.302          2,711,712
                                                       2002      1.000          0.984                 --

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.730          1.901         13,986,809
                                                       2006      1.606          1.730         18,281,097
                                                       2005      1.413          1.606         20,721,963
                                                       2004      1.285          1.413         18,572,237
                                                       2003      0.960          1.285         10,866,088
                                                       2002      1.000          0.960                 --

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2007      1.582          1.625         15,335,981
                                                       2006      1.404          1.582         20,782,470
                                                       2005      1.357          1.404         24,301,428
                                                       2004      1.257          1.357         22,621,936
                                                       2003      0.971          1.257         13,557,952
                                                       2002      1.000          0.971                 --

Capital Appreciation Fund
  Capital Appreciation Fund (6/02)...................  2006      1.597          1.577                 --
                                                       2005      1.382          1.597            178,408
                                                       2004      1.183          1.382             70,171
                                                       2003      0.968          1.183             62,961
                                                       2002      1.000          0.968                 --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/02).............................................  2006      1.773          2.300                 --
                                                       2005      1.692          1.773            636,759
                                                       2004      1.317          1.692            544,495
                                                       2003      1.005          1.317            376,157
                                                       2002      1.000          1.005                 --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.291          1.401                 --
                                                       2005      1.199          1.291            526,467
                                                       2004      1.073          1.199            434,954
                                                       2003      0.996          1.073             14,159

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.289          1.433                 --
                                                       2005      1.197          1.289            593,796
                                                       2004      1.067          1.197            372,299
                                                       2003      1.016          1.067             10,036

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class)
  (11/99)............................................  2007      1.749          2.010          2,049,441
                                                       2006      1.603          1.749          2,570,198
                                                       2005      1.403          1.603          2,800,005
                                                       2004      1.244          1.403          2,137,831
                                                       2003      0.991          1.244          1,545,964
                                                       2002      1.000          0.991                 --

  VIP Mid Cap Subaccount (Service Class 2) (5/02)....  2007      2.061          2.324          2,416,516
                                                       2006      1.875          2.061          3,138,337
                                                       2005      1.625          1.875          3,596,046
                                                       2004      1.333          1.625          3,135,990
                                                       2003      0.986          1.333          1,911,507
                                                       2002      1.000          0.986                 --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2007      1.190          1.207          1,543,101
                                                       2006      1.030          1.190            882,488
                                                       2005      0.984          1.030            535,471

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2007      1.543          1.678          1,650,186
                                                       2006      1.452          1.543          2,136,420
                                                       2005      1.417          1.452          2,752,422
                                                       2004      1.300          1.417          2,926,013
                                                       2003      0.969          1.300          2,045,532
                                                       2002      1.000          0.969                 --

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (6/02)..........................................  2006      1.448          1.676                 --
                                                       2005      1.340          1.448          6,323,482
                                                       2004      1.217          1.340          5,186,994
                                                       2003      0.994          1.217          3,312,164
                                                       2002      1.000          0.994                 --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      2.740          3.450            827,068
                                                       2006      2.188          2.740            975,031
                                                       2005      1.756          2.188          1,150,213
                                                       2004      1.440          1.756            862,804
                                                       2003      1.000          1.440            368,517

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2007      1.895          2.139          2,694,952
                                                       2006      1.596          1.895          3,846,907
                                                       2005      1.481          1.596          4,394,621
                                                       2004      1.278          1.481          3,889,690
                                                       2003      0.989          1.278          2,193,501
                                                       2002      1.000          0.989                 --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (7/02)...................................  2006      1.524          1.815                 --
                                                       2005      1.431          1.524            923,889
                                                       2004      1.262          1.431            431,766
                                                       2003      0.976          1.262             87,223
                                                       2002      1.000          0.976                 --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2007      1.851          2.203            231,509
                                                       2006      1.671          1.851            256,336
                                                       2005      1.525          1.671            325,878
                                                       2004      1.295          1.525            302,452
                                                       2003      0.983          1.295            210,735
                                                       2002      1.000          0.983                 --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.517          1.693                 --
                                                       2005      1.492          1.517            808,709
                                                       2004      1.328          1.492            733,265
                                                       2003      1.018          1.328            316,143

Legg Mason Partners Investment Series
  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2007      1.383          1.469                 --
                                                       2006      1.318          1.383            433,647
                                                       2005      1.268          1.318            415,196
                                                       2004      1.260          1.268            418,070
                                                       2003      0.960          1.260            343,672
                                                       2002      1.000          0.960                 --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (11/99)............................................  2007      1.561          1.549          7,883,916
                                                       2006      1.467          1.561         10,877,430
                                                       2005      1.344          1.467         14,276,616
                                                       2004      1.250          1.344         13,826,694
                                                       2003      0.951          1.250          8,499,681
                                                       2002      1.000          0.951                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Appreciation Subaccount (Class I) (11/99)...  2007      1.448          1.535          3,101,689
                                                       2006      1.290          1.448          4,498,552
                                                       2005      1.265          1.290          5,498,706
                                                       2004      1.190          1.265          5,459,813
                                                       2003      0.977          1.190          3,761,358
                                                       2002      1.000          0.977                 --

  LMPVET Appreciation Subaccount (Class II) (11/07)..  2007      1.447          1.443          2,311,268

  LMPVET Capital and Income Subaccount (Class II)
  (10/02)............................................  2007      1.320          1.360         16,154,435
                                                       2006      1.222          1.320         22,674,396
                                                       2005      1.199          1.222         33,731,401
                                                       2004      1.168          1.199         36,358,325
                                                       2003      0.979          1.168         21,544,810
                                                       2002      1.000          0.979                 --

  LMPVET Capital Subaccount (10/02)..................  2007      1.485          1.479         23,798,075
                                                       2006      1.337          1.485         32,001,511
                                                       2005      1.299          1.337         43,926,576
                                                       2004      1.245          1.299         46,071,792
                                                       2003      0.969          1.245         27,451,413
                                                       2002      1.000          0.969                 --

  LMPVET Dividend Strategy Subaccount (5/01).........  2007      1.323          1.376            685,333
                                                       2006      1.147          1.323            769,482
                                                       2005      1.175          1.147            958,647
                                                       2004      1.163          1.175          1,090,467
                                                       2003      0.963          1.163            803,964
                                                       2002      1.000          0.963                 --

  LMPVET Equity Index Subaccount (Class II) (11/99)..  2007      1.493          1.532          2,327,074
                                                       2006      1.327          1.493          2,504,987
                                                       2005      1.302          1.327          3,053,694
                                                       2004      1.208          1.302          2,973,725
                                                       2003      0.967          1.208          2,335,616
                                                       2002      1.000          0.967                 --

  LMPVET Fundamental Value Subaccount (Class I)
  (12/99)............................................  2007      1.621          1.605          5,380,875
                                                       2006      1.419          1.621          5,899,451
                                                       2005      1.385          1.419          7,877,497
                                                       2004      1.309          1.385          7,968,858
                                                       2003      0.966          1.309          5,155,503
                                                       2002      1.000          0.966                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Global Equity Subaccount (10/02)............  2007      1.566          1.606          4,649,611
                                                       2006      1.390          1.566          6,002,840
                                                       2005      1.335          1.390          6,579,990
                                                       2004      1.238          1.335          6,146,467
                                                       2003      0.962          1.238          2,247,747
                                                       2002      1.000          0.962                 --

  LMPVET International All Cap Opportunity Subaccount
  (11/99)............................................  2007      1.903          1.978             75,716
                                                       2006      1.546          1.903             96,922
                                                       2005      1.416          1.546            147,388
                                                       2004      1.228          1.416            135,869
                                                       2003      0.986          1.228             94,348
                                                       2002      1.000          0.986                 --

  LMPVET Investors Subaccount (Class I) (11/99)......  2007      1.612          1.637            896,840
                                                       2006      1.394          1.612          1,272,625
                                                       2005      1.338          1.394          2,512,286
                                                       2004      1.240          1.338          2,820,016
                                                       2003      0.958          1.240          1,330,720
                                                       2002      1.000          0.958                 --

  LMPVET Large Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.409          1.451          3,430,766
                                                       2006      1.378          1.409          4,426,285
                                                       2005      1.339          1.378          5,680,350
                                                       2004      1.365          1.339          6,645,934
                                                       2003      0.946          1.365          5,833,245
                                                       2002      1.000          0.946                 --

  LMPVET Mid Cap Core Subaccount (Class I) (11/99)...  2007      1.591          1.666          1,535,792
                                                       2006      1.417          1.591          2,036,725
                                                       2005      1.338          1.417          2,346,996
                                                       2004      1.239          1.338          2,431,535
                                                       2003      0.977          1.239          1,359,130
                                                       2002      1.000          0.977                 --

  LMPVET Multiple Discipline Subaccount-Large Cap
  Growth and Value (10/02)...........................  2007      1.407          1.425                 --
                                                       2006      1.282          1.407          2,933,449
                                                       2005      1.266          1.282          3,977,421
                                                       2004      1.213          1.266          4,007,483
                                                       2003      0.961          1.213          2,004,819
                                                       2002      1.000          0.961                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.797          1.933          1,145,958
                                                       2006      1.630          1.797          1,035,131
                                                       2005      1.589          1.630          2,239,133
                                                       2004      1.412          1.589          1,763,283
                                                       2003      0.970          1.412            943,187
                                                       2002      1.000          0.970                 --

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.005          0.995            959,650
                                                       2006      0.987          1.005          1,820,690
                                                       2005      0.986          0.987          2,056,662
                                                       2004      0.997          0.986          1,044,555
                                                       2003      1.000          0.997            143,635

  LMPVIT Diversified Srategic Income Subaccount
  (11/99)............................................  2007      1.190          1.187          1,675,206
                                                       2006      1.155          1.190          2,077,266
                                                       2005      1.152          1.155          2,949,751
                                                       2004      1.103          1.152          3,285,089
                                                       2003      1.010          1.103          2,322,848
                                                       2002      1.000          1.010                 --

  LMPVIT High Income Subaccount (11/99)..............  2007      1.476          1.448          2,817,833
                                                       2006      1.361          1.476          4,612,855
                                                       2005      1.356          1.361          6,386,240
                                                       2004      1.256          1.356          7,788,209
                                                       2003      1.007          1.256          6,592,357
                                                       2002      1.000          1.007                 --

  LMPVIT Money Market Subaccount (11/99).............  2007      0.998          1.023          5,540,023
                                                       2006      0.975          0.998          4,229,317
                                                       2005      0.970          0.975          4,465,139
                                                       2004      0.984          0.970          4,211,420
                                                       2003      0.999          0.984          1,823,049
                                                       2002      1.000          0.999                 --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunities Subaccount
  (Class I) (5/01)...................................  2007      1.731          1.844                 --
                                                       2006      1.568          1.731            642,308
                                                       2005      1.529          1.568          1,925,628
                                                       2004      1.353          1.529          1,431,235
                                                       2003      0.974          1.353          1,932,845
                                                       2002      1.000          0.974                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2007      1.624          1.700                 --
                                                       2006      1.406          1.624          1,686,838
                                                       2005      1.382          1.406          2,300,359
                                                       2004      1.305          1.382          3,268,365
                                                       2003      0.960          1.305          1,724,848
                                                       2002      1.000          0.960                 --

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Large Cap Value Subaccount (11/99)........  2007      1.575          1.652                 --
                                                       2006      1.362          1.575             80,692
                                                       2005      1.308          1.362            175,335
                                                       2004      1.209          1.308            191,036
                                                       2003      0.969          1.209            190,901
                                                       2002      1.000          0.969                 --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.578          1.636                 --
                                                       2006      1.376          1.578          3,575,243
                                                       2005      1.363          1.376          4,573,722
                                                       2004      1.237          1.363          4,464,326
                                                       2003      1.021          1.237          2,342,808

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.764          1.940                 (2)
                                                       2006      1.608          1.764          3,681,763
                                                       2005      1.519          1.608          4,969,282
                                                       2004      1.252          1.519          4,181,113
                                                       2003      1.012          1.252          1,952,789

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.599          1.673                 --
                                                       2006      1.516          1.599            283,349

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.659          1.664            228,956

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.344          1.301            113,043
                                                       2006      1.266          1.344            107,778

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.919          1.860          1,738,646
                                                       2006      1.749          1.919          1,801,813

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.610          2.054            193,495
                                                       2006      1.577          1.610            104,121

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.242          1.095             93,880

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2007      1.071          1.086          8,790,620
                                                       2006      1.001          1.071          8,273,012

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.067          1.050          4,672,125
                                                       2006      1.002          1.067            123,714

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.414          1.548            261,032
                                                       2006      1.438          1.414            360,810

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.261          1.373             12,513
                                                       2006      1.276          1.261              5,594

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      2.090          2.185            506,932

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.378          1.450            658,462
                                                       2006      1.252          1.378            710,817

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.215          1.012          1,015,772
                                                       2006      1.003          1.215          1,398,702

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.115          1.175          2,868,065

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.544          1.585            270,022
                                                       2006      1.443          1.544            364,214

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.140          1.256                 --
                                                       2006      1.088          1.140             59,218

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.148          1.197            902,469
                                                       2006      1.113          1.148            556,648

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.024          0.971          3,155,306
                                                       2006      1.003          1.024          2,029,520

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      1.506          1.773            405,182
                                                       2006      1.549          1.506            542,114

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2007      1.095          1.136          2,591,963
                                                       2006      1.059          1.095          3,074,482

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2007      1.347          1.315            112,072
                                                       2006      1.316          1.347            123,841

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.353          1.375            717,767
                                                       2006      1.341          1.353            795,413

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.445          1.470          1,919,842
                                                       2006      1.414          1.445          2,607,180

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.056          1.066            297,273
                                                       2006      1.002          1.056            434,518

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.038          1.071            863,890
                                                       2006      1.001          1.038            139,506

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.045          1.070             81,491
                                                       2006      1.002          1.045             83,828

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.050          1.071          2,539,014
                                                       2006      1.002          1.050          2,101,220

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.055          1.071          1,908,353
                                                       2006      1.002          1.055          1,022,330

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.351          1.376          9,298,266
                                                       2006      1.269          1.351         11,708,739

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2007      1.046          1.087          1,900,882
                                                       2006      0.996          1.046          2,505,959

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.064          1.136            616,558
                                                       2006      0.998          1.064            762,350

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.091          1.110                 --
                                                       2006      1.108          1.091          3,655,869
                                                       2005      1.110          1.108          5,187,938
                                                       2004      1.042          1.110          4,627,736
                                                       2003      1.002          1.042          2,203,110

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2007      1.084          1.152         10,762,990
                                                       2006      1.067          1.084         14,104,668
                                                       2005      1.066          1.067         18,327,374
                                                       2004      1.039          1.066         16,972,145
                                                       2003      1.012          1.039         11,776,640
                                                       2002      1.000          1.012                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (6/01).............................................  2007      1.481          1.598              8,129
                                                       2006      1.364          1.481             23,399
                                                       2005      1.301          1.364             23,720
                                                       2004      1.237          1.301             24,067
                                                       2003      0.958          1.237              4,520
                                                       2002      1.000          0.958                 --

  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2007      1.945          2.101                 --
                                                       2006      1.557          1.945            613,728
                                                       2005      1.420          1.557            684,925
                                                       2004      1.249          1.420            694,523
                                                       2003      0.994          1.249            639,013
                                                       2002      1.000          0.994                 --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2007      2.117          2.256                 --
                                                       2006      1.846          2.117            919,366
                                                       2005      1.764          1.846          1,216,084
                                                       2004      1.429          1.764          1,053,707
                                                       2003      0.977          1.429            798,826
                                                       2002      1.000          0.977                 --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (6/01).............................................  2006      1.353          1.438                 --
                                                       2005      1.273          1.353            426,620
                                                       2004      1.222          1.273            440,506
                                                       2003      0.967          1.222            259,207
                                                       2002      1.000          0.967                 --

  Travelers Equity Income Subaccount (11/99).........  2006      1.349          1.414                 --
                                                       2005      1.320          1.349          3,382,218
                                                       2004      1.229          1.320          3,622,957
                                                       2003      0.958          1.229          2,689,774
                                                       2002      1.000          0.958                 --

  Travelers Large Cap Subaccount (11/99).............  2006      1.304          1.341                 --
                                                       2005      1.227          1.304            657,890
                                                       2004      1.178          1.227            684,784
                                                       2003      0.966          1.178            533,101
                                                       2002      1.000          0.966                 --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.105          1.173                 --
                                                       2005      1.045          1.105            155,229

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.017          1.018                 --
                                                       2005      1.000          1.017            137,148

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.050          1.086                 --
                                                       2005      1.000          1.050          1,072,581

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.083          1.127                 --
                                                       2005      1.017          1.083            340,812

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.028          1.045                 --
                                                       2005      1.010          1.028                 --

  Travelers Managed Income Subaccount (11/99)........  2006      1.072          1.059                 --
                                                       2005      1.081          1.072          3,736,527
                                                       2004      1.075          1.081          4,402,977
                                                       2003      1.014          1.075          3,045,120
                                                       2002      1.000          1.014                 --

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.431          1.516                 --
                                                       2005      1.306          1.431            361,918
                                                       2004      1.153          1.306            402,434
                                                       2003      0.973          1.153            231,169
                                                       2002      1.000          0.973                 --

  Travelers MFS(R) Mid Cap Growth Subaccount (6/02)..  2006      1.467          1.549                 --
                                                       2005      1.456          1.467            655,157
                                                       2004      1.305          1.456            309,694
                                                       2003      0.974          1.305            225,887
                                                       2002      1.000          0.974                 --

  Travelers MFS(R) Total Return Subaccount (11/99)...  2006      1.232          1.269                 --
                                                       2005      1.224          1.232         14,704,878
                                                       2004      1.123          1.224         13,582,482
                                                       2003      0.986          1.123          8,894,291
                                                       2002      1.000          0.986                 --

  Travelers MFS(R) Value Subaccount (5/04)...........  2006      1.162          1.252                 --
                                                       2005      1.116          1.162            648,332
                                                       2004      0.972          1.116             53,025

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Mondrian International Stock Subaccount
  (8/02).............................................  2006      1.526          1.749                 --
                                                       2005      1.425          1.526          1,911,295
                                                       2004      1.259          1.425          1,619,278
                                                       2003      1.001          1.259            577,731
                                                       2002      1.000          1.001                 --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.363          1.443                 --
                                                       2005      1.315          1.363            402,347
                                                       2004      1.210          1.315            411,090
                                                       2003      1.022          1.210            181,376

  Travelers Pioneer Mid Cap Value Subaccount (6/05)..  2006      1.036          1.088                 --
                                                       2005      1.000          1.036             44,982

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.104          1.113                 --
                                                       2005      1.089          1.104            385,841
                                                       2004      0.982          1.089             89,761

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.351          1.407                 --
                                                       2005      1.354          1.351            471,329
                                                       2004      1.256          1.354            494,070
                                                       2003      0.969          1.256            432,677
                                                       2002      1.000          0.969                 --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)..................................  2006      1.111          1.276                 --
                                                       2005      1.000          1.111             12,357

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.106          1.266                 --
                                                       2005      1.005          1.106              4,691

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      1.270          1.316                 --
                                                       2005      1.205          1.270            115,076
                                                       2004      1.186          1.205            112,791
                                                       2003      0.966          1.186            100,752
                                                       2002      1.000          0.966                 --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2007      1.327          1.517            340,550
                                                       2006      1.319          1.327            451,467
                                                       2005      1.250          1.319            507,517
                                                       2004      1.195          1.250            506,602
                                                       2003      0.959          1.195            456,247
                                                       2002      1.000          0.959                 --




* We are currently waiving a portion of the Mortality and Expense Risk charge for this Subaccount. Please see "Fee Table -- Annual Separate Account Charges" for more information.

The date next to each funding option name reflects the date money first came into the funding option through the Separate Account.

Funding options not listed above had no amounts allocated to them or were not available as of December 31, 2007.

Number of Units Outstanding at the end of the year may include units for Contracts in payout phase.

Variable Funding Option mergers and substitutions that occurred between January 1, 2005 and December 31, 2007 are displayed below. Please see Appendix C for more information on Variable Funding Option mergers, substitutions and other changes.

Effective on or about 02/25/2005, The Travelers Series Trust-MFS Emerging Growth Portfolio merged into The Travelers Series Trust-MFS Mid Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, AIM Variable Insurance Fund-AIM VI Premier Equity Fund merged into AIM Variable Insurance Fund-AIM VI Core Equity Fund and is no longer available as a funding option.

Effective on or about 05/01/2006, Alliance Bernstein Variable Products Series Fund-AllianceBernstein Growth and Income Portfolio was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Alliance Bernstein Variable Products Series Fund-AllianceBernstein Large Cap Growth Portfolio was replaced by Metropolitan Series Fund, Inc.-T. Rowe Price Large Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Capital Appreciation Fund merged into Met Investors Series Trust-Janus Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Delaware VIP Trust-Delaware VIP REIT Series was replaced by Met Investors Series Trust-Neuberger Berman Real Estate Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Global Allocation Portfolio was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Value Opportunities VI Fund was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton VIP Trust-Mutual Shares Securities Fund was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton VIP Trust-Templeton Growth Securities Fund was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-AIM Capital Appreciation Portfolio merged into Met Investors Series Trust-Met/AIM Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Equity Income Portfolio merged into Metropolitan Series Fund, Inc.-FI Value Leaders Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Large Cap Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Conservative Portfolio merged into Metropolitan Series Fund, Inc.- MetLife Conservative Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate-Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate to Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate-Conservative Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Conservative to Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mercury Large Cap Core Portfolio merged into Met Investors Series Trust-Mercury Large-Cap Core Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Mid Cap Growth Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Total Return Portfolio merged into Metropolitan Series Fund, Inc.-MFS(R) Total Return Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Value Portfolio merged into Met Investors Series Trust-MFS(R) Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mondrian International Stock Portfolio merged into Met Investors Series Trust-Harris Oakmark International Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Fund Portfolio merged into Met Investors Series Trust-Pioneer Fund Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Mid-Cap Value Portfolio merged into Met Investors Series Trust-Pioneer Mid-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Strategic Income Portfolio merged into Metropolitan Series Fund, Inc.-Pioneer Strategic Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Strategic Equity Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Growth Portfolio merged into Met Investors Series Trust-Met/AIM Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Value Portfolio merged into Met Investors Series Trust-Dreman Small-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Travelers Managed Income Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Bond Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Van Kampen Enterprise Portfolio merged into Metropolitan Series Fund, Inc.-Capital Guardian U.S. Equity Portfolio and is no longer available as a funding option.

Effective on or about 11/13/2006, Lazard Retirement Series, Inc.-Lazard Retirement Small Cap Portfolio was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, AIM Variable Insurance Funds-AIM V.I. Core Equity Fund was replaced by Metropolitan Series Fund, Inc.-Capital Guardian U.S. Equity Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Investment Series-Legg Mason Partners Variable Premier Selections All Cap Growth Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios I, Inc.-Legg Mason Partners Variable All Cap Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Fundamental Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios V-Legg Mason Partners Variable Small Cap Growth Opportunities Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios III, Inc.-Legg Mason Partners Variable Large Cap Value Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Investors Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Lord Abbett Series Fund, Inc.-Lord Abbett Growth and Income Portfolio was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Lord Abbett Series Fund, Inc.-Lord Abbett Mid-Cap Value Portfolio was replaced by Met Investors Series Trust-Lord Abbett Mid-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Met Investors Series Trust-BlackRock Large-Cap Core Portfolio -- Class A was exchanged for Met Investors Series Trust-BlackRock Large-Cap Core Portfolio -- Class E and is no longer available as a funding option.

Effective on or about 04/30/2007, Met Investors Series Trust-Pioneer Mid-Cap Value Portfolio merged into Met Investors Series Trust-Lazard Mid-Cap Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, PIMCO Variable Insurance Trust-Real Return Portfolio was replaced by Met Investors Series Trust-PIMCO Inflation Protected Bond Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Putnam Variable Trust-Putnam VT International Equity Fund was replaced by Met Investors Series Trust-MFS(R) Research International Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Putnam Variable Trust-Putnam VT Small Cap Value Fund was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 11/12/2007, Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Multiple Discipline Portfolio -- Large Cap Growth and Value merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Appreciation Portfolio and is no longer available as a funding option.

                      THIS PAGE INTENTIONALLY LEFT  BLANK.

                                   APPENDIX C

--------------------------------------------------------------------------------

                ADDITIONAL INFORMATION REGARDING UNDERLYING FUNDS

Certain Underlying Funds were subject to a merger, substitution or other change. The chart below identifies the former name and new name of each of these Underlying Funds, and where applicable, the former name and new name of the trust of which the Underlying Fund is a part.

UNDERLYING FUND NAME CHANGES

                 FORMER NAME                                      NEW NAME
---------------------------------------------  ---------------------------------------------
LEGG MASON PARTNERS VARIABLE EQUITY TRUST      LEGG MASON PARTNERS VARIABLE EQUITY TRUST
  Legg Mason Partners Variable Multiple          Legg Mason Partners Variable Capital
     Discipline Portfolio -- All Cap Growth         Portfolio
     and Value
LEGG MASON PARTNERS VARIABLE EQUITY TRUST      LEGG MASON PARTNERS VARIABLE EQUITY TRUST
  Legg Mason Partners Variable Multiple          Legg Mason Partners Variable Global Equity
     Discipline Portfolio -- Global All Cap         Portfolio
     Growth and Value
MET INVESTORS SERIES TRUST                     MET INVESTORS SERIES TRUST
  Neuberger Berman Real Estate                   Clarion Global Real Estate
     Portfolio -- Class A                           Portfolio -- Class A


UNDERLYING FUND MERGERS/REORGANIZATIONS
The following former Underlying Funds were merged with and into the new Underlying Funds.

            FORMER UNDERLYING FUND                          NEW UNDERLYING FUND
---------------------------------------------  ---------------------------------------------
LEGG MASON PARTNERS VARIABLE EQUITY TRUST      LEGG MASON PARTNERS VARIABLE EQUITY TRUST
     Legg Mason Partners Variable Multiple     Legg Mason Partners Variable Appreciation
       Discipline Portfolio -- Large Cap            Portfolio -- Class II
       Growth and Value
MET INVESTORS SERIES TRUST                     METROPOLITAN SERIES FUND, INC.
  MFS(R) Value Portfolio -- Class A            MFS(R) Value Portfolio -- Class A


UNDERLYING FUND SUBSTITUTIONS
The following new Underlying Funds were substituted for the former Underlying Funds.

            FORMER UNDERLYING FUND                          NEW UNDERLYING FUND
---------------------------------------------  ---------------------------------------------
FRANKLIN TEMPLETON VARIABLE INSURANCE          MET INVESTORS SERIES TRUST
  PRODUCTS TRUST
  Templeton Developing Markets Securities      MFS(R) Emerging Markets Equity
     Fund -- Class 2                                Portfolio -- Class B
PUTNAM VARIABLE TRUST                          MET INVESTORS SERIES TRUST
  Putnam VT Discovery Growth Fund -- Class IB  Van Kampen Mid Cap Growth Portfolio -- Class
                                                    B
VAN KAMPEN LIFE INVESTMENT TRUST               METROPOLITAN SERIES FUND, INC.
  Strategic Growth Portfolio -- Class I        Jennison Growth Portfolio -- Class A

                      THIS PAGE INTENTIONALLY LEFT  BLANK.

                                   APPENDIX D

--------------------------------------------------------------------------------

                                THE FIXED ACCOUNT

The Fixed Account is part of the Company's general account assets. These general account assets include all assets of the Company other than those held in the Separate Accounts sponsored by the Company or its affiliates.

The staff of the SEC does not generally review the disclosure in the prospectus relating to the Fixed Account. Disclosure regarding the Fixed Account and the general account may, however, be subject to certain provisions of the federal securities laws relating to the accuracy and completeness of statements made in the prospectus.

Under the Fixed Account, the Company assumes the risk of investment gain or loss, guarantees a specified interest rate, and guarantees a specified periodic Annuity Payment. The investment gain or loss of the Separate Account or any of the funding options does not affect the Fixed Account Contract Value, or the dollar amount of fixed Annuity Payments made under any payout option.

We guarantee that, at any time, the Fixed Account Contract Value will not be less than the amount of the Purchase Payments allocated to the Fixed Account, plus interest credited as described below, less any applicable premium taxes or prior withdrawals.

Purchase Payments allocated to the Fixed Account and any transfers made to the Fixed Account become part of the Company's general account, which supports insurance and annuity obligations. Where permitted by state law, we reserve the right to restrict Purchase Payments into the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified in your Contract. The general account and any interest therein are not registered under, or subject to the provisions of, the Securities Act of 1933 or Investment Company Act of 1940. We will invest the assets of the Fixed Account at our discretion. Investment income from such Fixed Account assets will be allocated to us and to the Contracts participating in the Fixed Account.

Investment income from the Fixed Account allocated to us includes compensation for mortality and expense risks borne by us in connection with Fixed Account Contracts. The amount of such investment income allocated to the Contracts will vary from year to year in our sole discretion at such rate or rates as we prospectively declare from time to time.

We guarantee the initial rate for any allocations into the Fixed Account for one year from the date of such allocation. We guarantee subsequent renewal rates for the calendar quarter. We also guarantee that for the life of the Contract we will credit interest at a rate not less than the minimum interest rate allowed by state law. We reserve the right to change the rate subject to applicable state law. We will determine any interest we credit to amounts allocated to the Fixed Account in excess of the minimum guaranteed rate in our sole discretion. You assume the risk that interest credited to the Fixed Account may not exceed the minimum guaranteed rate for any given year. We have no specific formula for determining the interest rate. Some factors we may consider are regulatory and tax requirements, general economic trends and competitive factors.

TRANSFERS

You may make transfers from the Fixed Account to any available Variable Funding Option(s) twice a year during the 30 days following the semiannual anniversary of the Contract Date. We limit transfers to an amount of up to 15% of the Fixed Account Contract Value on the semiannual Contract Date anniversary. (This restriction does not apply to transfers under the Dollar Cost Averaging Program.) Amounts previously transferred from the Fixed Account to Variable Funding Options may not be transferred back to the Fixed Account for a period of at least six months from the date of transfer. We reserve the right to waive either of these restrictions. Where permitted by state law, we reserve the right to restrict transfers into the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified in your Contract.

Automated transfers from the Fixed Account to any of the Variable Funding Options may begin at any time. Automated transfers from the Fixed Account may not deplete your Fixed Account value in a period of less than twelve months from your enrollment in the Dollar Cost Averaging Program.

             VINTAGE II (SERIES II)(SM) VARIABLE ANNUITY PROSPECTUS:

           METLIFE OF CT SEPARATE ACCOUNT NINE FOR VARIABLE ANNUITIES
            METLIFE OF CT SEPARATE ACCOUNT TEN FOR VARIABLE ANNUITIES
                                 APRIL 28, 2008

This prospectus describes VINTAGE II (SERIES II) VARIABLE ANNUITY, a flexible premium deferred variable annuity contract (the "Contract") issued by MetLife Insurance Company of Connecticut. The Contract is available in connection with certain retirement plans that qualify for special federal income tax treatment ("Qualified Contracts") as well as those that do not qualify for such treatment ("Non-qualified Contracts"). We may issue it as an individual contract or as a group contract. When we issue a group contract, you will receive a certificate summarizing the Contract's provisions. For convenience, we refer to contracts and certificates as "Contracts."

You can choose to have your premium ("Purchase Payments") accumulate on a variable and/or, subject to availability, fixed basis in one or more of our funding options. Your Contract Value before the Maturity Date and the amount of monthly income afterwards will vary daily to reflect the investment experience of the Variable Funding Options you select. You bear the investment risk of investing in the Variable Funding Options. The Variable Funding Options available as of April 28, 2008 are:

AMERICAN FUNDS INSURANCE SERIES(R) -- CLASS 2      Harris Oakmark International
  American Funds Global Growth Fund                   Portfolio -- Class A
  American Funds Growth Fund                       Janus Forty Portfolio -- Class A
  American Funds Growth-Income Fund                Lazard Mid Cap Portfolio -- Class B
FIDELITY(R) VARIABLE INSURANCE PRODUCTS            Lord Abbett Growth and Income
  Contrafund(R) Portfolio -- Service Class            Portfolio -- Class B
  Mid Cap Portfolio -- Service Class 2             Lord Abbett Mid Cap Value
FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS        Portfolio -- Class B
  TRUST -- CLASS 2                                 Met/AIM Capital Appreciation
  Franklin Income Securities Fund                     Portfolio -- Class A
  Templeton Foreign Securities Fund                Met/AIM Small Cap Growth Portfolio -- Class
JANUS ASPEN SERIES -- SERVICE SHARES                  A
  Mid Cap Growth Portfolio                         MFS(R) Emerging Markets Equity
LEGG MASON PARTNERS VARIABLE EQUITY TRUST             Portfolio -- Class B
  Legg Mason Partners Variable Aggressive          PIMCO Inflation Protected Bond
     Growth Portfolio -- Class I                      Portfolio -- Class A
  Legg Mason Partners Variable Appreciation        Pioneer Fund Portfolio -- Class A
     Portfolio -- Class I                          Pioneer Strategic Income Portfolio -- Class
  Legg Mason Partners Variable Capital and            A
     Income Portfolio -- Class II                  Third Avenue Small Cap Value
  Legg Mason Partners Variable Equity Index           Portfolio -- Class B
     Portfolio -- Class II                       METROPOLITAN SERIES FUND, INC.
  Legg Mason Partners Variable Global Equity       BlackRock Aggressive Growth
     Portfolio                                        Portfolio -- Class D
  Legg Mason Partners Variable Investors           BlackRock Bond Income Portfolio -- Class E
     Portfolio -- Class I                          Capital Guardian U.S. Equity
  Legg Mason Partners Variable Mid Cap Core           Portfolio -- Class A
     Portfolio -- Class I                          FI Large Cap Portfolio -- Class A
LEGG MASON PARTNERS VARIABLE INCOME TRUST          FI Value Leaders Portfolio -- Class D
  Legg Mason Partners Variable Adjustable          MetLife Aggressive Allocation
     Rate Income Portfolio                            Portfolio -- Class B
  Legg Mason Partners Variable High Income         MetLife Conservative Allocation
     Portfolio                                        Portfolio -- Class B
  Legg Mason Partners Variable Money Market        MetLife Conservative to Moderate Allocation
     Portfolio                                        Portfolio -- Class B
MET INVESTORS SERIES TRUST                         MetLife Moderate Allocation
  BlackRock Large Cap Core Portfolio -- Class         Portfolio -- Class B
     E                                             MetLife Moderate to Aggressive Allocation
  Clarion Global Real Estate                          Portfolio -- Class B
     Portfolio -- Class A                          MFS(R) Total Return Portfolio -- Class F
  Dreman Small Cap Value Portfolio -- Class A      MFS(R) Value Portfolio -- Class A
                                                   Oppenheimer Global Equity
                                                      Portfolio -- Class B
                                                 PIMCO VARIABLE INSURANCE
                                                   TRUST -- ADMINISTRATIVE CLASS
                                                   Total Return Portfolio


     Certain Variable Funding Options have been subject to a merger, substitution or other change. Please see "Appendix C -- Additional Information Regarding Underlying Funds" for more information.

THE CONTRACT IS NO LONGER OFFERED TO NEW PURCHASERS.

This prospectus provides the information that you should know before investing in the Contract. Please keep this prospectus for future reference.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

VARIABLE ANNUITY CONTRACTS ARE NOT DEPOSITS OF ANY BANK, AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

                                TABLE OF CONTENTS





                                                                          PAGE
                                                                          ----
GLOSSARY................................................................     3
SUMMARY.................................................................     5
FEE TABLE...............................................................     9
CONDENSED FINANCIAL INFORMATION.........................................    14
THE ANNUITY CONTRACT....................................................    14
Contract Owner Inquiries................................................    15
Purchase Payments.......................................................    15
Accumulation Units......................................................    16
The Variable Funding Options............................................    16
FIXED ACCOUNT...........................................................    22
CHARGES AND DEDUCTIONS..................................................    22
General.................................................................    22
Withdrawal Charge.......................................................    23
Free Withdrawal Allowance...............................................    23
Transfer Charge.........................................................    24
Administrative Charges..................................................    24
Mortality and Expense Risk Charge.......................................    24
Variable Liquidity Benefit Charge.......................................    24
Enhanced Stepped-Up Provision Charge....................................    25
Guaranteed Minimum Withdrawal Benefit Charge............................    25
Guaranteed Minimum Accumulation Benefit Charge..........................    25
Variable Funding Option Expenses........................................    25
Premium Tax.............................................................    25
Changes in Taxes Based upon Premium or Value............................    25
TRANSFERS...............................................................    25
Market Timing/Excessive Trading.........................................    26
Dollar Cost Averaging...................................................    28
ACCESS TO YOUR MONEY....................................................    29
Systematic Withdrawals..................................................    29
OWNERSHIP PROVISIONS....................................................    30
Types of Ownership......................................................    30
Contract Owner..........................................................    30
Beneficiary.............................................................    30
Annuitant...............................................................    30
DEATH BENEFIT...........................................................    31
Death Proceeds before the Maturity Date.................................    31
Enhanced Stepped-Up Provision ("E.S.P.")................................    34
Payment of Proceeds.....................................................    34
Spousal Contract Continuance (subject to availability--does not apply if
  a non-spouse is a joint owner)........................................    36
Beneficiary Contract Continuance (not permitted for non-natural
  beneficiaries)........................................................    37
Planned Death Benefit...................................................    37
Death Proceeds after the Maturity Date..................................    37
LIVING BENEFITS.........................................................    38
Guaranteed Minimum Withdrawal Benefit ("GMWB" or "Principal
  Guarantee")...........................................................    38
THE ANNUITY PERIOD......................................................    49
Maturity Date...........................................................    49
Allocation of Annuity...................................................    49
Variable Annuity........................................................    50
Fixed Annuity...........................................................    50
PAYMENTS OPTIONS........................................................    50
Election of Options.....................................................    50
Annuity Options.........................................................    51
Variable Liquidity Benefit..............................................    51
MISCELLANEOUS CONTRACT PROVISIONS.......................................    51
Right to Return.........................................................    51
Termination.............................................................    52
Required Reports........................................................    52
Suspension of Payments..................................................    52
THE SEPARATE ACCOUNTS...................................................    52
Performance Information.................................................    53
FEDERAL TAX CONSIDERATIONS..............................................    53
General Taxation of Annuities...........................................    54
Types of Contracts: Qualified and Non-qualified.........................    54
Qualified Annuity Contracts.............................................    54
Taxation of Qualified Annuity Contracts.................................    55
Mandatory Distributions for Qualified Plans.............................    55
Individual Retirement Annuities.........................................    56
Roth IRAs...............................................................    56
TSAs (ERISA and Non-ERISA)..............................................    56
Non-qualified Annuity Contracts.........................................    58
Diversification Requirements for Variable Annuities.....................    59
Ownership of the Investments............................................    60
Taxation of Death Benefit Proceeds......................................    60
Other Tax Considerations................................................    60
Treatment of Charges for Optional Benefits..............................    60
Guaranteed Minimum Withdrawal Benefits..................................    60
Puerto Rico Tax Considerations..........................................    61
Non-Resident Aliens.....................................................    61
Tax Credits and Deductions..............................................    61
OTHER INFORMATION.......................................................    61
The Insurance Company...................................................    61
Financial Statements....................................................    62
Distribution of Variable Annuity Contracts..............................    62
Conformity with State and Federal Laws..................................    63
Voting Rights...........................................................    63
Restrictions on Financial Transactions..................................    63
Legal Proceedings.......................................................    63
APPENDIX A: CONDENSED FINANCIAL INFORMATION FOR METLIFE OF CT SEPARATE
  ACCOUNT NINE FOR VARIABLE ANNUITIES...................................   A-1
APPENDIX B: CONDENSED FINANCIAL INFORMATION FOR METLIFE OF CT SEPARATE
  ACCOUNT TEN FOR VARIABLE ANNUITIES....................................   B-1
APPENDIX C: ADDITIONAL INFORMATION REGARDING UNDERLYING FUNDS...........   C-1
APPENDIX D: THE FIXED ACCOUNT...........................................   D-1

                                    GLOSSARY

ACCUMULATION UNIT -- an accounting unit of measure used to calculate the value of this Contract before Annuity Payments begin.

ANNUITANT -- the person on whose life the Maturity Date and Annuity Payments depend.

ANNUITY PAYMENTS -- a series of periodic payments (a) for life; (b) for life with a minimum number of payments; (c) for the joint lifetime of the Annuitant and another person, and thereafter during the lifetime of the survivor; or (d) for a fixed period.

ANNUITY UNIT -- an accounting unit of measure used to calculate the amount of Annuity Payments.

CASH SURRENDER VALUE -- the Contract Value less any withdrawal charge and premium tax not previously deducted.

CODE -- the Internal Revenue Code of 1986, as amended, and all related laws and regulations that are in effect during the term of this Contract.

CONTINGENT ANNUITANT -- the individual who becomes the Annuitant when the Annuitant who is not the owner dies prior to the Maturity Date.

CONTRACT DATE -- the date on which the Contract is issued.

CONTRACT OWNER (YOU) -- the person named in the Contract (on the specifications page) as the owner of the Contract.

CONTRACT VALUE -- Purchase Payments, plus or minus any investment experience on the amounts allocated to the variable funds or interest on amounts allocated to the Fixed Account, adjusted by any applicable charges and withdrawals.

CONTRACT YEARS -- twelve month periods beginning with the Contract Date.

DEATH REPORT DATE -- the day on which we have received 1) Due Proof of Death and
2) written payment instructions or election of spousal or beneficiary contract continuation.

DUE PROOF OF DEATH -- (i) a copy of a certified death certificate; (ii) a copy of a certified decree of a court of competent jurisdiction as to the finding of death; (iii) a written statement by a medical doctor who attended the deceased; or (iv) any other proof satisfactory to us.

FIXED ACCOUNT -- an account that consists of all of the assets under this Contract other than those in the Separate Account.

HOME OFFICE -- the Home Office of MetLife Insurance Company of Connecticut or any other office that we may designate for the purpose of administering this Contract. For transfer, withdrawal, surrender, and (if applicable) loan requests, our Home Office address is: MetLife, P.O. Box 10366, Des Moines, IA 50306-0366 (for overnight delivery or courier service only: 4700 Westown Parkway, Suite 200, West Des Moines, IA 50266). For Purchase Payments and (if applicable) loan repayments, our Home Office address is: MetLife, P.O. Box 371857, Pittsburgh, PA 15250-7857.

MATURITY DATE -- the date on which the Annuity Payments are to begin.

PAYMENT OPTION -- an annuity option elected under your Contract.

PURCHASE PAYMENT -- any premium paid by you to initiate or supplement this Contract.

QUALIFIED CONTRACT -- a contract used in a retirement plan or program that is intended to qualify under Sections 401(a), 403(b), 408(b), or 414(d) of the Code.

SEPARATE ACCOUNT -- a segregated account registered with the Securities and Exchange Commission ("SEC"), the assets of which are invested solely in the Underlying Funds. The assets of the Separate Account are held exclusively for the benefit of Contract Owners.

SUBACCOUNT -- that portion of the assets of a Separate Account that is allocated to a particular Underlying Fund.

UNDERLYING FUND -- a portfolio of an open-end management investment company that is registered with the SEC in which the Subaccounts invest.

VALUATION DATE -- a date on which a Subaccount is valued.

VALUATION PERIOD -- the period between successive valuations.

VARIABLE FUNDING OPTION -- a Subaccount of the Separate Account that invests in an Underlying Fund.

WE, US, OUR -- MetLife Insurance Company of Connecticut.

WRITTEN REQUEST -- written information sent to us in a form and content satisfactory to us and received at our Home Office.

YOU, YOUR -- "You" is the Contract Owner and a natural person, a trust established for the benefit of a natural person or a charitable remainder trust.

                                    SUMMARY:

                     VINTAGE II (SERIES II) VARIABLE ANNUITY

THIS SUMMARY DETAILS SOME OF THE MORE IMPORTANT POINTS THAT YOU SHOULD KNOW AND CONSIDER BEFORE PURCHASING THE CONTRACT. PLEASE READ THE ENTIRE PROSPECTUS CAREFULLY.

WHAT COMPANY WILL ISSUE MY CONTRACT? Your issuing company is MetLife Insurance Company of Connecticut ("the Company," "We" or "Us"). The Company sponsors MetLife of CT Separate Account Nine for Variable Annuities ("Separate Account Nine") and MetLife of CT Separate Account Ten for Variable Annuities ("Separate Account Ten"), each a segregated account ("Separate Account"). Prior to December 7, 2007, Separate Account Ten was sponsored by MetLife Life and Annuity Company of Connecticut ("MLACC"). On that date, MLACC merged with and into the Company, and the Company became the sponsor of Separate Account Ten. When we refer to the Separate Account, we are referring to Separate Account Nine, except where the Contract was originally issued by MLACC, in which case, we are referring to Separate Account Ten.

THE CONTRACT IS NO LONGER AVAILABLE FOR SALE. It does continue to accept Purchase Payments from existing Contract Owners.

For contracts issued in New York, a waiver of the withdrawal charge may apply to all Annuity Payments.

CAN YOU GIVE ME A GENERAL DESCRIPTION OF THE CONTRACT? We designed the Contract for retirement savings or other long-term investment purposes. The Contract provides a death benefit as well as guaranteed payout options. You direct your payment(s) to one or more of the Variable Funding Options and/or to the Fixed Account that is part of our general account (the "Fixed Account"). We guarantee money directed to the Fixed Account as to principal and interest. The Variable Funding Options fluctuate with the investment performance of the Underlying Funds and are not guaranteed. You can also lose money in the Variable Funding Options.

The Contract, like all deferred variable annuity contracts, has two phases: the accumulation phase and the payout phase (annuity period). During the accumulation phase generally, under a Qualified Contract, your pre-tax contributions accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal, presumably when you are in a lower tax bracket. During the accumulation phase, under a Non-qualified Contract, earnings on your after-tax contributions accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal. The payout phase occurs when you begin receiving payments from your Contract. The amount of money you accumulate in your Contract determines the amount of income (Annuity Payments) you receive during the payout phase.

During the payout phase, you may choose one of a number of annuity options. You may receive income payments in the form of a variable annuity, a fixed annuity, or a combination of both. If you elect variable income payments, the dollar amount of your payments may increase or decrease. Once you choose one of the annuity options and begin to receive payments, it cannot be changed.

WHO CAN PURCHASE THIS CONTRACT? The Contract is available for use in connection with (1) individual non-qualified purchases; (2) rollovers from Individual Retirement Annuities (IRAs); (3) rollovers from other qualified retirement plans and (4) beneficiary-directed transfers of death proceeds from another contract. Qualified Contracts include contracts qualifying under Section 401(a), 403(b), 408(b) or 408A of the Code. Purchase of this Contract through a tax qualified retirement plan ("Plan") does not provide any additional tax deferral benefits beyond those provided by the Plan. Accordingly, if you are purchasing this Contract through a Plan, you should consider purchasing this Contract for its death benefit, annuity option benefits, and other non-tax-related benefits.

The Contract is no longer available for sale. You may make additional payments of at least $500 at any time during the accumulation phase. No additional payments are allowed if this Contract is purchased with a beneficiary-directed transfer of death proceeds. If your Contract was issued as a Qualified Contract under Section 403(b) of the Code in a 90-24 transfer completed on or before September 24, 2007, we urge you to consult with your tax advisor prior to making additional purchase payments (if permitted) as significant adverse tax consequences may result from such additional payments. (See "Federal Tax Considerations.")

CAN I EXCHANGE MY CURRENT ANNUITY CONTRACT FOR THIS CONTRACT? The Code generally permits you to exchange one annuity contract for another in a "tax-free exchange." Therefore, you can transfer the proceeds from another annuity contract to purchase this Contract. Before making an exchange to acquire this Contract, you should carefully compare this Contract to your current contract. You may have to pay a surrender charge under your current contract to exchange it for this Contract, and this Contract has its own surrender charges that would apply to you. The other fees and charges under this Contract may be higher or lower and the benefits may be different than those of your current contract. In addition, you may have to pay federal income or penalty taxes on the exchange if it does not qualify for tax-free treatment. You should not exchange another contract for this Contract unless you determine, after evaluating all the facts, the exchange is in your best interests. Remember that the person selling you the Contract generally will earn a commission on the sale.

IS THERE A RIGHT TO RETURN PERIOD? If you cancel the Contract within ten days after you receive it, you will receive a full refund of your Contract Value plus any Contract charges and premium taxes you paid (but not fees and charges assessed by the Underlying Funds). Where state law requires a different right to return period, or the return of Purchase Payments, the Company will comply. You bear the investment risk on the Purchase Payment allocated to a Variable Funding Option during the right to return period; therefore, the Contract Value we return may be greater or less than your Purchase Payment.

If you purchased your Contract as an Individual Retirement Annuity, and you return it within the first seven days after delivery, or longer if your state law permits, we will refund your full Purchase Payment. During the remainder of the right to return period, we will refund your Contract Value (including charges we assessed). We will determine your Contract Value at the close of business (generally, 4:00 p.m., Eastern Time) on the day we receive a Written Request for a refund.

CAN YOU GIVE A GENERAL DESCRIPTION OF THE VARIABLE FUNDING OPTIONS AND HOW THEY OPERATE? The Variable Funding Options represent Subaccounts of the Separate Account. At your direction, the Separate Account, through its Subaccounts, uses your Purchase Payments to purchase shares of one or more of the Underlying Funds that holds securities consistent with its own investment policy. Depending on market conditions, you may make or lose money in any of these Variable Funding Options.

You can transfer among the Variable Funding Options as frequently as you wish without any current tax implications. Currently there is no charge for transfers, nor a limit to the number of transfers allowed. We may, in the future, charge a fee for any transfer request, or limit the number of transfers allowed. At a minimum, we would always allow one transfer every six months. We reserve the right to restrict transfers that we determine will disadvantage other Contract Owners. You may transfer between the Fixed Account and the Variable Funding Options twice a year (during the 30 days after the six-month Contract Date anniversary), provided the amount is not greater than 15% of the Fixed Account value on that date. Where permitted by state law, we also reserve the right to restrict transfers into the Fixed Account if the credited interest rate is equal to the minimum guaranteed interest rate specified under the Contract. Amounts previously transferred from the Fixed Account to the Variable Funding Options may not be transferred back to the Fixed Account for a period of at least six months from the date of the transfer.

WHAT EXPENSES WILL BE ASSESSED UNDER THE CONTRACT? The Contract has insurance features and investment features, and there are costs related to each. We deduct an administrative expense charge and a mortality and expense risk ("M&E") charge each business day from amounts you allocate to the Separate Account. We deduct the administrative expense charge at an annual rate of 0.15% and deduct the M&E charge at an annual rate of 1.25% for the Standard Death Benefit, 1.35% for the Step-Up Death Benefit, and 1.55% for the Roll-Up Death Benefit. For Contracts with a value of less than $40,000, we also deduct an annual contract administrative charge of $30. Each Underlying Fund also charges for management costs and other expenses.

We will apply a withdrawal charge to withdrawals from the Contract, and will calculate it as a percentage of the Purchase Payments. The maximum percentage is 6%, decreasing to 0% after seven full years. (This includes withdrawals resulting from a request to divide the Contract Value due to divorce.)

If you select the Enhanced Stepped-Up Provision ("E.S.P."), an additional 0.15% annually will be deducted each business day from amounts in the Variable Funding Options. THIS PROVISION IS NOT AVAILABLE TO A CUSTOMER WHEN EITHER THE ANNUITANT OR OWNER IS AGE 76 OR OLDER ON THE CONTRACT DATE.

Upon annuitization, if the Variable Liquidity Benefit is selected, there is a maximum charge of 6% of the amounts withdrawn. Please refer to Payment Options for a description of this benefit.

If you elect a Guaranteed Minimum Withdrawal Benefit ("GMWB") rider, a charge will be deducted each business day from amounts in the Variable Funding Options. There are three GMWB rider options, and the current charge for each rider, on an annual basis, is as follows: GMWB I: 0.40%; GMWB II: 0.50%; and GMWB III: 0.25%. Your current charge will not change unless you are able to reset your benefits, at which time we may modify the charge, which will never exceed 1.00%.

If you select the Guaranteed Minimum Accumulation Benefit ("GMAB"), a charge equal to 0.50% annually will be deducted each business day from amounts in allocated to the Variable Funding Options.

HOW WILL MY PURCHASE PAYMENTS AND WITHDRAWALS BE TAXED? Generally, the payments you make to a Qualified Contract during the accumulation phase are made with before-tax dollars. Generally, you will be taxed on your Purchase Payments and on any earnings when you make a withdrawal or begin receiving Annuity Payments. Under a Non-qualified Contract, payments to the Contract are made with after-tax dollars, and earnings will generally accumulate tax-deferred. You will be taxed on these earnings when they are withdrawn from the Contract. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal penalty tax on the amount withdrawn.

For owners of Qualified Contracts, if you reach a certain age, you may be required by federal tax laws to begin receiving payments from your annuity or risk paying a penalty tax. In those cases, we can calculate and pay you the minimum required distribution amounts (see "Access to Your Money -- Systematic Withdrawals").

HOW MAY I ACCESS MY MONEY? You can take withdrawals any time during the accumulation phase. Withdrawal charges may apply, as well as income taxes, and/or a penalty tax on amounts withdrawn.

WHAT IS THE DEATH BENEFIT UNDER THE CONTRACT? You may choose to purchase the Standard, Step-Up or Roll-Up Death Benefit. The death benefit applies upon the first death of the Contract Owner, joint owner, or Annuitant. Assuming you are the Annuitant, the death benefit is as follows: If you die before the Contract is in the payout phase, the person you have chosen as your beneficiary will receive a death benefit. We calculate the death benefit value at the close of the business day on which our Home Office receives (1) Due Proof of Death and
(2) written payment instructions or (3) the election of spousal contract continuance. Please refer to the Death Benefit section in the prospectus for more details.

WHERE MAY I FIND OUT MORE ABOUT ACCUMULATION UNIT VALUES? The Condensed Financial Information in Appendix A or Appendix B to this prospectus provides more information about Accumulation Unit values.

ARE THERE ANY ADDITIONAL FEATURES? This Contract has other features you may be interested in. These include:

     - DOLLAR COST AVERAGING. This is a program that allows you to invest a fixed amount of money in Variable Funding Options each month, theoretically giving you a lower average cost per unit over time than a single one-time purchase. Dollar Cost Averaging requires regular investments regardless of fluctuating price levels, and does not guarantee profits or prevent losses in a declining market. Potential investors should consider their financial ability to continue purchases through periods of low price levels.

     - SYSTEMATIC WITHDRAWAL OPTION. Before the Maturity Date, you can arrange to have money sent to you at set intervals throughout the year. Of course, any applicable income and penalty taxes will apply on amounts withdrawn. Withdrawals in excess of the annual free withdrawal allowance may be subject to a withdrawal charge.

     - AUTOMATIC REBALANCING. You may elect to have the Company periodically reallocate the values in your Contract to match the rebalancing allocation selected.

     - MANAGED DISTRIBUTION PROGRAM. This program allows us to automatically calculate and distribute to you, in November of the applicable tax year, an amount that will satisfy the Internal Revenue Service's minimum distribution requirements imposed on certain contracts once the owner reaches age 70 1/2 or retires. These minimum distributions occur during the accumulation phase.

     - ENHANCED STEPPED-UP PROVISION ("E.S.P."). For an additional charge, the total death benefit payable may be increased based on the earnings in your Contract.

     - SPOUSAL CONTRACT CONTINUANCE (SUBJECT TO AVAILABILITY). If your spouse is named as an owner and/or beneficiary, and you die prior to the Maturity Date, your spouse may elect to continue the Contract as owner rather than have the death benefit paid to the beneficiary. This feature applies to a spousal joint Contract Owner and/or beneficiary only.

     - BENEFICIARY CONTRACT CONTINUANCE (NOT PERMITTED FOR NON-NATURAL BENEFICIARIES). If you die before the Maturity Date, and if the value of any beneficiary's portion of the death benefit is between $20,000 and $1,000,000 as of the date of your death, that beneficiary may elect to continue his/her portion of the Contract and take required distributions over time, rather than have the death benefit paid to the beneficiary in a lump sum.

     - GUARANTEED MINIMUM WITHDRAWAL BENEFIT ("GMWB" OR "PRINCIPAL GUARANTEE"). For an additional charge, we will guarantee the periodic return of your investment. Under this benefit, we will pay you a percentage of your investment every year until your investment has been returned in full, regardless of market performance. Depending on when you elect to begin receiving payments and which GMWB rider you select, the maximum amount of your investment that you receive each year is 5% or 10%. When you add Purchase Payments to your Contract, we include them as part of the guarantee. In the future, however, we may discontinue including additional Purchase Payments as part of the guarantee. The guarantee is subject to restrictions on withdrawals and other restrictions.

     - GUARANTEED MINIMUM ACCUMULATION BENEFIT ("GMAB"). For an additional charge, we will guarantee that your Contract Value will not be less than a minimum amount at the end of a specified number of years. The guaranteed amount is based on your Purchase Payments, including additional Purchase Payments you make within 12 months of electing the rider. Additional Purchase Payments made more than 12 months after you elect the rider will not increase the guaranteed amount. If your Contract Value is less than the minimum guaranteed amount on the Rider Maturity Date, we will apply additional amounts to increase your Contract Value so that it is equal to the guaranteed amount.

                                    FEE TABLE

--------------------------------------------------------------------------------

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract. The first table describes the fees and expenses that you will pay at the time that you buy the Contract, surrender the Contract, or transfer Contract Value between Variable Funding Options. Expenses shown do not include premium taxes, which may be applicable.

CONTRACT OWNER TRANSACTION EXPENSES

WITHDRAWAL CHARGE.......................................   6%(1)
(as a percentage of the Purchase Payments withdrawn)



TRANSFER CHARGE.........................................   $10(2)
(assessed on transfers that exceed 12 per year)



VARIABLE LIQUIDITY BENEFIT CHARGE.......................   6%(3)
(As a percentage of the present value of the remaining
  Annuity Payments that are surrendered. The interest
  rate used to calculate this present value is 1% higher
  than the Assumed (Daily) Net Investment Factor used to
  calculate The Annuity Payments.)


THE NEXT TABLE DESCRIBES THE FEES AND EXPENSES THAT YOU WILL PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT, NOT INCLUDING UNDERLYING FUND FEES AND EXPENSES.

CONTRACT ADMINISTRATIVE CHARGES

ANNUAL CONTRACT ADMINISTRATIVE CHARGE...................   $30(4)


---------
(1) The withdrawal charge declines to zero after the Purchase Payment has been in the Contract for seven years. The charge is as follows:

     YEARS SINCE PURCHASE PAYMENT MADE
------------------------------------------
GREATER THAN OR EQUAL TO     BUT LESS THAN    WITHDRAWAL CHARGE
------------------------     -------------    -----------------
         0 years                3 years               6%
         3 years                5 years               5%
         5 years                6 years               4%
         6 years                7 years               3%
        7 + years                  --                 0%


(2)   We do not currently assess the transfer charge.
(3) This withdrawal charge only applies when you surrender the Contract after beginning to receive Annuity Payments. The Variable Liquidity Benefit Charge declines to zero after seven years. The charge is as follows:

   YEARS SINCE INITIAL PURCHASE PAYMENT
------------------------------------------
GREATER THAN OR EQUAL TO     BUT LESS THAN    WITHDRAWAL CHARGE
------------------------     -------------    -----------------
         0 years                3 years               6%
         3 years                5 years               5%
         5 years                6 years               4%
         6 years                7 years               3%
        7 + years                  --                 0%


(4) We do not assess this charge if Contract Value is $40,000 or more on the fourth Friday of each August.

ANNUAL SEPARATE ACCOUNT CHARGES:
(as a percentage of the average daily net assets of the Separate Account)

We will assess a minimum mortality and expense risk charge ("M&E") of 1.25% and a maximum administrative expense charge of 0.15% on all contracts. In addition, for optional features there is a 0.15% charge for E.S.P., a 0.50% charge for GMAB, a 0.40% current charge (maximum of 1.00% upon reset) for GMWB I, a 0.50% current charge (maximum of 1.00% upon reset) for GMWB II , and a 0.25% charge for GMWB III. Below is a summary of all charges that may apply, depending on the death benefit and optional features you select:

                                              STANDARD DEATH BENEFIT    STEP-UP DEATH BENEFIT    ROLL-UP DEATH BENEFIT
                                              ----------------------    ---------------------    ---------------------
Mortality and Expense Risk Charge.........           1.25%(5)                  1.35%(5)                 1.55%(5)
Administrative Expense Charge.............           0.15%                     0.15%                    0.15%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH
  NO OPTIONAL FEATURES SELECTED...........           1.40%                     1.50%                    1.70%
Optional E.S.P. Charge....................           0.15%                     0.15%                    0.15%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH
  E.S.P. ONLY SELECTED....................           1.55%                     1.65%                    1.85%
Optional GMAB Charge......................           0.50%                     0.50%                    0.50%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH
  GMAB ONLY SELECTED......................           1.90%                     2.00%                    2.20%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH
  E.S.P. AND GMAB SELECTED((6))...........           2.05%                     2.15%                    2.35%
Optional GMWB I Charge (maximum upon
  reset)..................................           1.00%(7)                  1.00%(7)                 1.00%(7)
Optional GMWB II Charge (maximum upon
  reset)..................................           1.00%(7)                  1.00%(7)                 1.00%(7)
Optional GMWB III Charge..................           0.25%                     0.25%                    0.25%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH
  GMWB I ONLY SELECTED....................           2.40%                     2.50%                    2.70%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH
  GMWB II ONLY SELECTED...................           2.40%                     2.50%                    2.70%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH
  GMWB III ONLY SELECTED..................           1.65%                     1.75%                    1.95%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH
  E.S.P. AND GMWB I SELECTED..............           2.55%                     2.65%                    2.85%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH
  E.S.P. AND GMWB II SELECTED.............           2.55%                     2.65%                    2.85%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH
  E.S.P. AND GMWB III SELECTED............           1.80%                     1.90%                    2.10%


---------
(5) We are waiving the Mortality and Expense Risk charge in an amount equal to the underlying fund expenses that are in excess of 0.90% for the Subaccount investing in the Harris Oakmark International Portfolio, an amount equal to the Underlying Fund expenses that are in excess of 0.87% for the Subaccount investing in the Lord Abbett Growth and Income Portfolio, an amount equal to the Underlying Fund expenses that are in excess of 1.12% for the Subaccount investing in the Lord Abbett Mid-Cap Value Portfolio, an amount equal to the Underlying Fund expenses that are in excess of 1.10% for the Subaccount investing in the Third Avenue Small Cap Value Portfolio, an amount equal to the Underlying Fund expenses that are in excess of 1.18% for the Subaccount investing in the MFS(R) Research International Portfolio and amount equal to the Underlying Fund expenses that are in excess of 0.65% for the Subaccount investing in the PIMCO Inflation Protected Bond Portfolio.
(6)   GMAB and GMWB cannot both be elected.
(7) The current charges for the available GMWB riders with a reset feature (see "Living Benefits") are 0.40% for GMWB I and 0.50% for GMWB II.

UNDERLYING FUND EXPENSES AS OF DECEMBER 31, 2007 (UNLESS OTHERWISE INDICATED):

The first table below shows the range (minimum and maximum) of the total annual operating expenses charged by all of the Underlying Funds, before any voluntary or contractual fee waivers and/or expense reimbursements. The second table shows each Underlying Fund's management fee, distribution and/or service (12b-1) fees if applicable, and other expenses. The Underlying Funds provided this information and we have not independently verified it. More detail concerning each Underlying Fund's fees and expenses is contained in the prospectus for each Underlying Fund. Current prospectuses for the Underlying Funds can be obtained by calling 800-842-9325.

MINIMUM AND MAXIMUM TOTAL ANNUAL UNDERLYING FUND OPERATING EXPENSES

                                                                         MINIMUM    MAXIMUM
                                                                         -------    -------
TOTAL ANNUAL FUND OPERATING EXPENSES
(expenses that are deducted from Underlying Fund assets, including management fees, distribution and/or service (12b-1) fees, and
  other expenses)                                                         0.52%      1.52%


UNDERLYING FUND FEES AND EXPENSES
(as a percentage of average daily net assets)

                                             DISTRIBUTION                               TOTAL   CONTRACTUAL FEE    NET TOTAL
                                                AND/OR                                  ANNUAL       WAIVER          ANNUAL
                                  MANAGEMENT    SERVICE     OTHER  ACQUIRED FUND FEES OPERATING  AND/OR EXPENSE    OPERATING
UNDERLYING FUND                       FEE    (12b-1) FEES EXPENSES    AND EXPENSES*    EXPENSES  REIMBURSEMENT     EXPENSES**
---------------                   ---------- ------------ -------- ------------------ --------- --------------- ---------------
AMERICAN FUNDS INSURANCE
  SERIES(R) -- CLASS 2
  American Funds Global Growth
     Fund........................    0.53%       0.25%      0.02%           --          0.80%          --           0.80%
  American Funds Growth Fund.....    0.32%       0.25%      0.01%           --          0.58%          --           0.58%
  American Funds Growth-Income
     Fund........................    0.26%       0.25%      0.01%           --          0.52%          --           0.52%
FIDELITY(R) VARIABLE INSURANCE
  PRODUCTS
  Contrafund(R)
     Portfolio -- Service Class..    0.56%       0.10%      0.09%           --          0.75%          --           0.75%
  Mid Cap Portfolio -- Service
     Class 2.....................    0.56%       0.25%      0.10%           --          0.91%          --           0.91%
FRANKLIN TEMPLETON VARIABLE
  INSURANCE PRODUCTS
  TRUST -- CLASS 2
  Franklin Income Securities
     Fund........................    0.45%       0.25%      0.02%           --          0.72%          --           0.72%
  Franklin Small-Mid Cap Growth
     Securities Fund+............    0.47%       0.25%      0.28%         0.01%         1.01%        0.01%          1.00%(1)
  Templeton Foreign Securities
     Fund........................    0.63%       0.25%      0.14%         0.02%         1.04%        0.02%          1.02%(1)
JANUS ASPEN SERIES -- SERVICE
  SHARES
  Mid Cap Growth Portfolio.......    0.64%       0.25%      0.04%           --          0.93%          --           0.93%
LEGG MASON PARTNERS VARIABLE
  EQUITY TRUST
  Legg Mason Partners Variable
     Aggressive Growth
     Portfolio -- Class I++......    0.75%         --       0.07%           --          0.82%          --           0.82%(2)
  Legg Mason Partners Variable
     Appreciation
     Portfolio -- Class I........    0.69%         --       0.11%         0.01%         0.81%          --           0.81%(2)
  Legg Mason Partners Variable
     Appreciation
     Portfolio -- Class II++.....    0.69%       0.25%      0.20%         0.01%         1.15%          --           1.15%(2)
  Legg Mason Partners Variable
     Capital and Income
     Portfolio -- Class II.......    0.75%       0.25%      0.13%           --          1.13%          --           1.13%
  Legg Mason Partners Variable
     Capital Portfolio++.........    0.75%       0.25%      0.11%           --          1.11%          --           1.11%(2)
  Legg Mason Partners Variable
     Dividend Strategy
     Portfolio++++...............    0.65%         --       0.33%           --          0.98%          --           0.98%(2)
  Legg Mason Partners Variable
     Equity Index
     Portfolio -- Class II.......    0.31%       0.25%      0.08%           --          0.64%          --           0.64%(2)
  Legg Mason Partners Variable
     Fundamental Value
     Portfolio -- Class I++......    0.75%         --       0.08%           --          0.83%          --           0.83%(2)
  Legg Mason Partners Variable
     Global Equity Portfolio.....    0.75%       0.25%      0.19%           --          1.19%          --           1.19%(2)
  Legg Mason Partners Variable
     Investors Portfolio -- Class
     I...........................    0.62%         --       0.14%           --          0.76%          --           0.76%(2)
  Legg Mason Partners Variable
     Large Cap Growth
     Portfolio -- Class I++++....    0.75%         --       0.15%           --          0.90%          --           0.90%(3)

                                             DISTRIBUTION                               TOTAL   CONTRACTUAL FEE    NET TOTAL
                                                AND/OR                                  ANNUAL       WAIVER          ANNUAL
                                  MANAGEMENT    SERVICE     OTHER  ACQUIRED FUND FEES OPERATING  AND/OR EXPENSE    OPERATING
UNDERLYING FUND                       FEE    (12b-1) FEES EXPENSES    AND EXPENSES*    EXPENSES  REIMBURSEMENT     EXPENSES**
---------------                   ---------- ------------ -------- ------------------ --------- --------------- ---------------
  Legg Mason Partners Variable
     Mid Cap Core
     Portfolio -- Class I++......    0.75%         --       0.26%           --          1.01%          --           1.01%(2)
  Legg Mason Partners Variable
     Small Cap Growth
     Portfolio -- Class I+.......    0.75%         --       0.35%           --          1.10%          --           1.10%(2)
LEGG MASON PARTNERS VARIABLE
  INCOME TRUST
  Legg Mason Partners Variable
     Adjustable Rate Income
     Portfolio++.................    0.55%       0.25%      0.60%           --          1.40%          --           1.40%(2)
  Legg Mason Partners Variable
     Diversified Strategic Income
     Portfolio+..................    0.65%         --       0.36%           --          1.01%          --           1.01%(2)
  Legg Mason Partners Variable
     High Income Portfolio++.....    0.60%         --       0.15%           --          0.75%          --           0.75%(2)
  Legg Mason Partners Variable
     Money Market Portfolio++....    0.45%         --       0.08%           --          0.53%          --           0.53%(2)
MET INVESTORS SERIES TRUST
  BlackRock Large Cap Core
     Portfolio -- Class E........    0.58%       0.15%      0.06%           --          0.79%          --           0.79%
  Clarion Global Real Estate
     Portfolio -- Class A........    0.61%         --       0.04%           --          0.65%          --           0.65%
  Dreman Small Cap Value
     Portfolio -- Class A........    0.79%         --       0.13%           --          0.92%          --           0.92%(4)
  Harris Oakmark International
     Portfolio -- Class A........    0.77%         --       0.09%           --          0.86%          --           0.86%
  Janus Forty Portfolio -- Class
     A...........................    0.65%         --       0.05%           --          0.70%          --           0.70%
  Lazard Mid Cap
     Portfolio -- Class B........    0.69%       0.25%      0.06%           --          1.00%          --           1.00%
  Lord Abbett Growth and Income
     Portfolio -- Class B........    0.49%       0.25%      0.03%           --          0.77%          --           0.77%
  Lord Abbett Mid Cap Value
     Portfolio -- Class B........    0.67%       0.25%      0.09%           --          1.01%          --           1.01%
  Met/AIM Capital Appreciation
     Portfolio -- Class A........    0.76%         --       0.10%           --          0.86%          --           0.86%
  Met/AIM Small Cap Growth
     Portfolio -- Class A........    0.86%         --       0.06%           --          0.92%          --           0.92%
  MFS(R) Emerging Markets Equity
     Portfolio -- Class B........    1.00%       0.25%      0.27%           --          1.52%          --           1.52%
  MFS(R) Research International
     Portfolio -- Class B+.......    0.70%       0.25%      0.09%           --          1.04%          --           1.04%
  PIMCO Inflation Protected Bond
     Portfolio -- Class A........    0.50%         --       0.05%           --          0.55%          --           0.55%
  Pioneer Fund Portfolio -- Class
     A...........................    0.75%         --       0.23%           --          0.98%          --           0.98%(5)
  Pioneer Strategic Income
     Portfolio -- Class A........    0.60%         --       0.09%           --          0.69%          --           0.69%(4)
  Third Avenue Small Cap Value
     Portfolio -- Class B........    0.73%       0.25%      0.03%           --          1.01%          --           1.01%
METROPOLITAN SERIES FUND, INC.
  BlackRock Aggressive Growth
     Portfolio -- Class D........    0.71%       0.10%      0.05%           --          0.86%          --           0.86%
  BlackRock Bond Income
     Portfolio -- Class E........    0.38%       0.15%      0.06%           --          0.59%        0.01%          0.58%(6)
  Capital Guardian U.S. Equity
     Portfolio -- Class A........    0.66%         --       0.05%           --          0.71%          --           0.71%
  FI Large Cap Portfolio -- Class
     A...........................    0.77%         --       0.07%           --          0.84%          --           0.84%
  FI Value Leaders
     Portfolio -- Class D........    0.64%       0.10%      0.07%           --          0.81%          --           0.81%
  Jennison Growth
     Portfolio -- Class A+.......    0.63%         --       0.04%           --          0.67%          --           0.67%
  MetLife Aggressive Allocation
     Portfolio -- Class B........    0.10%       0.25%      0.04%         0.73%         1.12%        0.04%          1.08%(7)
  MetLife Conservative Allocation
     Portfolio -- Class B........    0.10%       0.25%      0.05%         0.59%         0.99%        0.05%          0.94%(7)

                                             DISTRIBUTION                               TOTAL   CONTRACTUAL FEE    NET TOTAL
                                                AND/OR                                  ANNUAL       WAIVER          ANNUAL
                                  MANAGEMENT    SERVICE     OTHER  ACQUIRED FUND FEES OPERATING  AND/OR EXPENSE    OPERATING
UNDERLYING FUND                       FEE    (12b-1) FEES EXPENSES    AND EXPENSES*    EXPENSES  REIMBURSEMENT     EXPENSES**
---------------                   ---------- ------------ -------- ------------------ --------- --------------- ---------------
  MetLife Conservative to
     Moderate Allocation
     Portfolio -- Class B........    0.10%       0.25%      0.01%         0.64%         1.00%        0.01%          0.99%(7)
  MetLife Moderate Allocation
     Portfolio -- Class B........    0.08%       0.25%      0.01%         0.67%         1.01%          --           1.01%(7)
  MetLife Moderate to Aggressive
     Allocation
     Portfolio -- Class B........    0.08%       0.25%      0.01%         0.70%         1.04%          --           1.04%(7)
  MFS(R) Total Return
     Portfolio -- Class F........    0.53%       0.20%      0.05%           --          0.78%          --           0.78%
  MFS(R) Value Portfolio -- Class
     A...........................    0.72%         --       0.05%           --          0.77%        0.07%          0.70%(8)
  Oppenheimer Global Equity
     Portfolio -- Class B........    0.51%       0.25%      0.10%           --          0.86%          --           0.86%
  T. Rowe Price Large Cap Growth
     Portfolio -- Class B+.......    0.60%       0.25%      0.07%           --          0.92%          --           0.92%
PIMCO VARIABLE INSURANCE
  TRUST -- ADMINISTRATIVE CLASS
  Total Return Portfolio.........    0.25%         --       0.58%           --          0.83%          --           0.83%


---------
* Acquired Fund Fees and Expenses are fees and expenses incurred indirectly by a portfolio as a result of investing in shares of one or more underlying portfolios.
** Net Total Annual Operating Expenses do not reflect: (1) voluntary waivers of fees or expenses; (2) contractual waivers that are in effect for less than one year from the date of this Prospectus; or (3) expense reductions resulting from custodial fee credits or directed brokerage arrangements.
+ Not available under all Contracts. Availability depends on Contract issue date.
++ Closed to new investments except under dollar cost averaging and rebalancing programs in existence at the time of closing.
++ Fees and expenses of this Portfolio are based on the Portfolio's fiscal year ended October 31, 2007.
(1) The manager has agreed in advance to reduce its fee from assets invested by the Fund in a Franklin Templeton money market fund (the Sweep Money Fund which is the "acquired fund" in this case) to the extent of the Fund's fees and expenses of the acquired fund. This reduction is required by the Trust's board of trustees and an exemptive order by the Securities and Exchange Commission; this arrangement will continue as long as the exemptive order is relied upon.
(2) Other Expenses have been revised to reflect the estimated effect of additional prospectus and shareholder report printing and mailing expenses expected to be incurred by the fund going forward.
(3) Other Expenses have been revised to reflect the estimated effect of additional prospectus and shareholder report printing and mailing expenses expected to be incurred by the fund going forward. Due to contractual waivers and/or reimbursements in place through March 1, 2009, the Portfolio's actual total net operating expenses, excluding brokerage, taxes, interest and extraordinary expenses, are not expected to exceed 0.78% prior to that date.
(4) The Management Fee has been restated to reflect an amended management fee agreement, as if the agreement had been in effect during the preceding fiscal year.
(5) Other Expenses have been Restated to reflect change in Transfer Agent fee schedule as if fees had been in effect during the previous fiscal year.
(6) MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.325% for the amounts over $1 billion but less than $2 billion.
(7) The Portfolio is a "fund of funds" that invests substantially all of its assets in other portfolios of the Metropolitan Series Fund, Inc. and the Met Investors Series Trust. Because the Portfolio invests in other underlying portfolios, the Portfolio will bear its pro rata portion of the operating expenses of the underlying portfolios in which it invests, including the management fee. MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to waive fees or pay all expenses (other than acquired fund fees and expenses, brokerage costs, taxes, interest and any extraordinary expenses) so as to limit the net operating expenses of the Portfolio (other than acquired fund fees and expenses, brokerage costs, taxes, interest and any extraordinary expenses) to 0.10% for the Class A shares, 0.35% for the Class B shares and 0.25% for the Class E shares.
(8) MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.65% for the first $1.25 billion of the Portfolio's average daily net assets, 0.60% for the next $250 million and 0.50% for amounts over $1.5 billion.


EXAMPLE

This example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity Contracts. These costs include Contract Owner transaction expenses, Contract fees, separate account annual expenses, and Underlying Fund total annual operating expenses. This example does not represent past or future expenses. Your actual expenses may be more or less than those shown.

This example assumes that you invest $10,000 in the Contract for the time periods indicated and that your investment has a 5% return each year. The example reflects the annual Contract administrative charge, factoring in that the charge is waived for contracts over a certain value. Additionally, the example is based on the minimum and maximum Underlying Fund total annual operating expenses shown above and does not reflect any Underlying Fund fee waivers and/or expense reimbursements.

The example assumes you have elected all of the available optional benefits and that you have allocated all of your Contract Value to either the Underlying Fund with the maximum total annual operating expenses or the Underlying Fund with the minimum total annual operating expenses. The example assumes that the maximum charge of 1.00% for the Guaranteed Minimum Withdrawal Benefit (GMWB I or II) applies in all contract years. Your actual expenses will be less than those shown if you do not elect all of the optional benefits. The GMAB and the GMWB cannot both be elected.

EXAMPLE -- This example assumes that you have elected the most expensive death benefit option, the E.S.P. optional death benefit, and the GMWB I or GMWB II (assuming the maximum charge of 1.00% applies in all contract years).

                                    IF CONTRACT IS SURRENDERED AT THE               IF CONTRACT IS NOT SURRENDERED OR
                                          END OF PERIOD SHOWN:                     ANNUITIZED AT END OF PERIOD SHOWN:
                             ----------------------------------------------  ----------------------------------------------
FUNDING OPTION                 1 YEAR      3 YEARS     5 YEARS    10 YEARS     1 YEAR      3 YEARS     5 YEARS    10 YEARS
--------------               ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
Underlying Fund with
Maximum Total Annual
Operating Expenses.........    $1,043      $1,873      $2,680      $4,505       $443       $1,330      $2,230      $4,505
Underlying Fund with
Minimum Total Annual
Operating Expenses.........      $943      $1,581      $2,203      $3,608       $343       $1,041      $1,753      $3,608


                         CONDENSED FINANCIAL INFORMATION

--------------------------------------------------------------------------------

See Appendices A and B.

                              THE ANNUITY CONTRACT

--------------------------------------------------------------------------------

Vintage II (Series II) Variable Annuity is a contract between the Contract Owner ("you") and the Company. This is the prospectus -- it is not the Contract. The prospectus highlights many Contract provisions to focus your attention on the Contract's essential features. Your rights and obligations under the Contract will be determined by the language of the Contract itself. When you receive your Contract, we suggest you read it promptly and carefully. There may be differences in your Contract from the descriptions in this prospectus because of the requirements of the state where we issued your Contract. We will include any such differences in your Contract.

The Company offers several different annuities that your investment professional may be authorized to offer to you. Each annuity offers different features and benefits that may be appropriate for you. In particular, the annuities differ based on variations in the standard and optional death benefit protection provided for your beneficiaries, the availability of optional living benefits, the ability to access your Contract Value if necessary and the charges that you will be subject to if you make a withdrawal or surrender the annuity. The separate account charges and other charges may be different between each annuity we offer. Optional death benefits and living benefits are subject to a separate charge for the additional protections they offer to you and your beneficiaries. Furthermore, annuities that offer greater flexibility to access your Contract Value generally are subject to higher separate account charges than annuities that deduct charges if you make a withdrawal or surrender.

We encourage you to evaluate the fees, expenses, benefits and features of this annuity against those of other investment products, including other annuity products offered by us and other insurance companies. Before purchasing this or any other investment product you should consider whether the product you purchase is consistent with your risk tolerance, investment objectives, investment time horizon, financial and tax situation, liquidity needs and how you intend to use the annuity.

You make Purchase Payments to us and we credit them to your Contract. We promise to pay you an income, in the form of Annuity Payments, beginning on a future date that you choose, the Maturity Date. The Purchase Payments accumulate tax deferred in the funding options of your choice. We offer multiple Variable Funding Options. We may also offer a Fixed Account option. Where permitted by state law, we also reserve the right to restrict allocation of Purchase Payments to the Fixed Account if the credited interest rate is equal to the minimum guaranteed interest rate specified under the Contract. The Contract Owner assumes the risk of gain or loss according to the performance of the Variable Funding Options. The Contract Value is the amount of Purchase Payments, plus or minus any investment experience on the amounts you allocate to the Separate Account ("Separate Account Contract Value") or interest on the amounts you allocate to the Fixed Account ("Fixed Account Contract Value"). The Contract Value also reflects all withdrawals made and charges deducted. There is generally no guarantee that at the Maturity Date the Contract Value will equal or exceed the total Purchase Payments made under the Contract. The date the Contract and its benefits become effective is referred to as the Contract Date. Each 12-month period following the Contract Date is called a Contract Year.

Certain changes and elections must be made in writing to the Company. Where the term "Written Request" is used, it means that you must send written information to our Home Office in a form and content satisfactory to us.

The ages of the owner and Annuitant determine which death benefits and certain optional features are available to you.

                                                          MAXIMUM AGE BASED ON THE OLDER OF THE OWNER AND
            DEATH BENEFIT/OPTIONAL FEATURE                      ANNUITANT ON THE CONTRACT/RIDER DATE
------------------------------------------------------    -----------------------------------------------
Deferred Annual Step Up Death Benefit                                            80
Step Up Death Benefit                                                            75
Roll Up Death Benefit                                                            75
Enhanced Stepped-Up Provision (E.S.P)                                            75


Since optional death benefits carry higher charges, you should consider the ages of the owner and Annuitant when electing these benefits, as the additional value provided by the benefit may be significantly reduced or eliminated depending on the ages of the owner and Annuitant at the time of election.

Purchase of this Contract through a tax qualified retirement plan or IRA does not provide any additional tax deferral benefits beyond those provided by the plan or the IRA. Accordingly, if you are purchasing this Contract through a plan or IRA, you should consider purchasing this Contract for its death benefit, annuity option benefits, and other non-tax-related benefits. You should consult with your tax adviser to determine if this Contract is appropriate for you.

CONTRACT OWNER INQUIRIES

Any questions you have about your Contract should be directed to our Home Office at 800-842-9325.

PURCHASE PAYMENTS

Your initial Purchase Payment is due and payable before the Contract becomes effective. The initial Purchase Payment must be at least $5,000. You may make additional payments of at least $500 at any time. No additional Purchase Payments are allowed if this Contract is purchased with a beneficiary-directed transfer of death benefit proceeds. Under certain circumstances, we may waive the minimum Purchase Payment requirement. Purchase Payments over $1,000,000 may be made only with our prior consent. Purchase Payments may be made at any time while the Annuitant is alive and before the date Annuity Payments begin.

We accept Purchase Payments made by check or cashier's check. We do not accept cash, money orders or traveler's checks. We reserve the right to refuse Purchase Payments made via a personal check in excess of $100,000. Purchase Payments over $100,000 may be accepted in other forms, including but not limited to, EFT/wire transfers, certified checks, corporate checks, and checks written on financial institutions. The form in which we receive a Purchase Payment may determine how soon subsequent disbursement requests may be fulfilled. (See "Access To Your Money.")

We will apply the initial Purchase Payment less any applicable premium tax within two business days after we receive it at our Home Office with a properly completed application or order request. If your request or other information accompanying the initial Purchase Payment is incomplete when received, we will hold the Purchase Payment for up to five business days. If we cannot obtain the necessary information within five business days, we will return the Purchase Payment in full, unless you specifically consent for us to keep it until you provide the necessary information.

We will credit any subsequent Purchase Payment to a Contract on the same business day we receive it, if it is received in good order by our Home Office by 4:00 p.m. Eastern time. A business day is any day that the New York Stock Exchange is open for regular trading (except when trading is restricted due to an emergency as defined by the Securities and Exchange Commission).

IF YOU SEND YOUR PURCHASE PAYMENTS OR TRANSACTION REQUESTS TO AN ADDRESS OTHER THAN THE ONE WE HAVE DESIGNATED FOR RECEIPT OF SUCH PURCHASE PAYMENTS OR REQUESTS, WE MAY RETURN THE PURCHASE PAYMENT TO YOU, OR THERE MAY BE A DELAY IN APPLYING THE PURCHASE PAYMENT OR TRANSACTION TO YOUR CONTRACT.

QUALIFIED CONTRACTS UNDER SECTION 403(B). If your Contract was issued as a Qualified Contract under Section 403(b) of the Code (also called a "tax sheltered annuity" or "TSA") in a 90-24 transfer completed on or before September 24, 2007, we urge you to consult with your tax advisor prior to making additional purchase payments. Such additional payments may have significant adverse tax consequences. (See "Federal Tax Consequences.")

ACCUMULATION UNITS

The period between the Contract Date and the Maturity Date is the accumulation period. During the accumulation period, an Accumulation Unit is used to calculate the value of a Contract. Each Variable Funding Option has a corresponding Accumulation Unit value. The Accumulation Units are valued each business day and their values may increase or decrease from day to day. The daily change in value of an Accumulation Unit each day is based on the investment performance of the corresponding Underlying Fund, and the deduction of separate account charges shown in the Fee Table in this prospectus. The number of Accumulation Units we will credit to your Contract once we receive a Purchase Payment or transfer request (or, liquidate for a withdrawal request) is determined by dividing the amount directed to each Variable Funding Option (or, taken from each Variable Funding Option) by the value of its Accumulation Unit. Normally, we calculate the value of an Accumulation Unit for each Variable Funding Option as of the close of regular trading (generally 4:00 p.m. Eastern time) each day the New York Stock Exchange is open. After the value is calculated, we credit your Contract. During the annuity period (i.e., after the Maturity Date), you are credited with Annuity Units.

THE VARIABLE FUNDING OPTIONS

You choose the Variable Funding Options to which you allocate your Purchase Payments. From time to time we may make new Variable Funding Options available. These Variable Funding Options are Subaccounts of the Separate Account. The Subaccounts invest in the Underlying Funds. You are not investing directly in the Underlying Fund. Each Underlying Fund is a portfolio of an open-end management investment company that is registered with the SEC under the Investment Company Act of 1940. These Underlying Funds are not publicly traded and are only offered through variable annuity contracts, variable life insurance policies, and in some instances, certain retirement plans. They are not the same as the retail mutual funds offered outside of a variable annuity or variable life insurance product, although the investment practices and fund names may be similar and the portfolio managers may be identical. Accordingly, the performance of the retail mutual fund is likely to be different from that of the Underlying Fund.

We select the Underlying Funds offered through this Contract based on a number of criteria, including asset class coverage, the strength of the adviser's or subadviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor we consider during the selection process is whether the Underlying Fund's adviser or subadviser is one of our affiliates or whether the Underlying Fund, its adviser, its subadviser(s), or an affiliate will make payments to us or our affiliates. In this regard, the profit distributions we receive from our affiliated investment advisers are a component of the total revenue that we consider in configuring the features and investment choices available in the variable insurance products that we and our affiliated insurance companies issue. Since we and our affiliated insurance companies may benefit more from the allocation of assets to portfolios advised by our affiliates than those that are not, we may be more inclined to offer portfolios advised by our affiliates in the variable insurance products we issue. For additional information on these arrangements, see "Payments We Receive." We review the Underlying Funds periodically and may remove an Underlying Fund or limit its availability to new Purchase Payments and/or transfers of Contract Value if we determine that the Underlying Fund no longer meets one or more of the selection criteria, and/or if the Underlying Fund has not attracted significant allocations from Contract Owners. In some cases, we have included Underlying Funds based on recommendations made by broker-dealer firms. These broker-dealer firms may receive payments from the Underlying Funds they recommend and may benefit accordingly from the allocation of Contract Value to such Underlying Funds. When the Company develops a variable product in cooperation with a fund family or distributor (e.g. a "private label" product) the Company will generally include Underlying Funds based on recommendations made by the fund family or distributor, whose selection criteria may differ from the Company's selection criteria.

WE DO NOT PROVIDE ANY INVESTMENT ADVICE AND DO NOT RECOMMEND OR ENDORSE ANY PARTICULAR UNDERLYING FUND. YOU BEAR THE RISK OF ANY DECLINE IN YOUR CONTRACT VALUE RESULTING FROM THE PERFORMANCE OF THE UNDERLYING FUNDS YOU HAVE CHOSEN.

If investment in the Underlying Funds or a particular Underlying Fund is no longer possible, in our judgment becomes inappropriate for purposes of the Contract, or for any other reason in our sole discretion, we may substitute another Underlying Fund or Underlying Funds without your consent. The substituted Underlying Fund may have different fees and expenses. Substitution may be made with respect to existing investments or the investment of future Purchase Payments, or both. However, we will not make such substitution without any necessary approval of the Securities and Exchange Commission and applicable state insurance departments. Furthermore, we may close Underlying Funds to allocations of Purchase Payments or Contract Value, or both, at any time in our sole discretion.

In certain circumstances, the Company's ability to remove or replace an Underlying Fund may be limited by the terms of a five-year agreement between MetLife, Inc. (MetLife) and Legg Mason, Inc. (Legg Mason) relating to the use of certain Underlying Funds advised by Legg Mason affiliates. The agreement sets forth the conditions under which the Company can remove an Underlying Fund, which, in some cases, may differ from the Company's own selection criteria. In addition, during the term of the agreement, subject to the Company's fiduciary and other legal duties, the Company is generally obligated in the first instance to consider Underlying Funds advised by Legg Mason affiliates in seeking to make a substitution for an Underlying Fund advised by a Legg Mason affiliate. The agreement was originally entered into on July 1, 2005 by MetLife and certain affiliates of Citigroup Inc. (Citigroup) as part of MetLife's acquisition of The Travelers Insurance Company and The Travelers Life and Annuity Company (both of which are now MetLife Insurance Company of Connecticut) from Citigroup. Legg Mason replaced the Citigroup affiliates as a party to the agreement when Citigroup sold its asset management business to Legg Mason. The agreement also obligates Legg Mason to continue making payments to the Company with respect to Underlying Funds advised by Legg Mason affiliates, on the same terms provided for in administrative services agreements between Citigroup's asset management affiliates and the Travelers insurance companies that predate the acquisition.

PAYMENTS WE RECEIVE. As described above, an investment adviser (other than our affiliates MetLife Advisers, LLC, and Met Investors Advisory LLC) or subadviser of an Underlying Fund, or its affiliates, may make payments to the Company and/or certain of its affiliates. These payments may be used for a variety of purposes, including payment of expenses for certain administrative, marketing and support services with respect to the Contracts, and, in the Company's role as an intermediary, with respect to the Underlying Funds. The Company and its affiliates may profit from these payments. These payments may be derived, in whole or in part, from the advisory fee deducted from Underlying Fund assets. Contract Owners, through their indirect investment in the Underlying Funds, bear the costs of these advisory fees (see the Underlying Funds' prospectuses for more information). The amount of the payments we receive is based on a percentage of assets of the Underlying Funds attributable to the Contracts and certain other variable insurance products that the Company and its affiliates issue. These percentages differ and some advisers or subadvisers (or other affiliates) may pay the Company more than others. These percentages currently range up to 0.50%.

Additionally, an investment adviser or subadviser of an Underlying Fund or its affiliates may provide the Company with wholesaling services that assist in the distribution of the Contracts and may pay the Company and/or certain of its affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or subadviser (or their affiliate) with increased access to persons involved in the distribution of the Contracts.

The Company and/or certain of its affiliated insurance companies have joint ownership interests in its affiliated investment advisers MetLife Advisers, LLC and Met Investors Advisory LLC, which are formed as "limited liability companies." The Company's ownership interests in MetLife Advisers, LLC and Met Investors Advisory LLC entitle us to profit distributions if the adviser makes a profit with respect to the advisory fees it receives from the Underlying Fund. The Company will benefit accordingly from assets allocated to the Underlying Funds to the extent they result in profits to the advisers. (See "Fee
Table -- Underlying Fund Fees and Expenses" for information on the management fees paid by the Underlying Funds and the Statement of Additional Information for the Underlying Funds for information on the management fees paid by the advisers to the subadvisers.)

Certain Underlying Funds have adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940. An Underlying Fund's 12b-1 Plan, if any, is described in more detail in the Underlying Fund's prospectus. (See "Fee
Table -- Underlying Fund Fees and Expenses" and "Other
Information -- Distribution of Variable Annuity Contracts.") Any payments we receive pursuant to those 12b-1 Plans are paid to us or our distributor, MetLife Investors Distribution Company. Payments under an Underlying Fund's 12b-1 Plan decrease the Underlying Fund's investment return.

We make certain payments to American Funds Distributors, Inc., principal underwriter for the American Funds Insurance Series. (See "Distribution of Variable Annuity Contracts.")

Each Underlying Fund has different investment objectives and risks. The Underlying Fund prospectuses contain more detailed information on each Underlying Fund's investment strategy, investment advisers and its fees. You may obtain an Underlying Fund prospectus by calling 800-842-9325 or through your registered representative. We do not guarantee the investment results of the Underlying Funds.

The current Underlying Funds are listed below, along with their investment advisers and any subadviser:

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
AMERICAN FUNDS INSURANCE
  SERIES(R) -- CLASS 2
American Funds Global Growth Fund  Seeks capital appreciation         Capital Research and Management
                                   through stocks.                    Company
American Funds Growth Fund         Seeks capital appreciation         Capital Research and Management
                                   through stocks.                    Company
American Funds Growth-Income Fund  Seeks both capital appreciation    Capital Research and Management
                                   and income.                        Company
FIDELITY(R) VARIABLE INSURANCE
  PRODUCTS
Contrafund(R)                      Seeks long-term capital            Fidelity Management & Research
  Portfolio -- Service Class       appreciation.                      Company
Mid Cap Portfolio -- Service       Seeks long-term growth of          Fidelity Management & Research
  Class 2                          capital.                           Company
FRANKLIN TEMPLETON VARIABLE
  INSURANCE PRODUCTS
  TRUST -- CLASS 2
Franklin Income Securities Fund    Seeks to maximize income while     Franklin Advisers, Inc.
                                   maintaining prospects for capital
                                   appreciation.
Franklin Small-Mid Cap Growth      Seeks long-term capital growth.    Franklin Advisers, Inc.
  Securities Fund+
Templeton Foreign Securities Fund  Seeks long-term capital growth.    Templeton Investment Counsel, LLC
                                                                      Subadviser: Franklin Templeton
                                                                      Investment Management Limited
JANUS ASPEN SERIES -- SERVICE
  SHARES
Mid Cap Growth Portfolio           Seeks long-term growth of          Janus Capital Management LLC
                                   capital.
LEGG MASON PARTNERS VARIABLE
  EQUITY TRUST
Legg Mason Partners Variable       Seeks capital appreciation.        Legg Mason Partners Fund Advisor,
  Aggressive Growth                                                   LLC
  Portfolio -- Class I                                                Subadviser: ClearBridge Advisors,
                                                                      LLC

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
Legg Mason Partners Variable       Seeks long-term appreciation of    Legg Mason Partners Fund Advisor,
  Appreciation Portfolio -- Class  capital.                           LLC
  I                                                                   Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks long-term appreciation of    Legg Mason Partners Fund Advisor,
  Appreciation Portfolio -- Class  capital.                           LLC
  II++                                                                Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks total return (that is, a     Legg Mason Partners Fund Advisor,
  Capital and Income               combination of income and long-    LLC
  Portfolio -- Class II            term capital appreciation).        Subadvisers: Western Asset
                                                                      Management Company; ClearBridge
                                                                      Advisors, LLC; Western Asset
                                                                      Management Company Limited
Legg Mason Partners Variable       Seeks capital appreciation         Legg Mason Partners Fund Advisor,
  Capital Portfolio++              through investment in securities   LLC
                                   which the portfolio managers       Subadviser: ClearBridge Advisors,
                                   believe have above-average         LLC
                                   capital appreciation potential.
Legg Mason Partners Variable       Seeks capital appreciation,        Legg Mason Partners Fund Advisor,
  Dividend Strategy Portfolio++    principally through investments    LLC
                                   in dividend-paying stocks.         Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks investment results that,     Legg Mason Partners Fund Advisor,
  Equity Index Portfolio -- Class  before expenses, correspond to     LLC
  II                               the price and yield performance    Subadviser: Batterymarch
                                   of the S&P 500(R) Index.           Financial Management, Inc.
Legg Mason Partners Variable       Seeks long-term capital growth.    Legg Mason Partners Fund Advisor,
  Fundamental Value                Current income is a secondary      LLC
  Portfolio -- Class I++           consideration.                     Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks long-term capital growth;    Legg Mason Partners Fund Advisor,
  Global Equity Portfolio          dividend income, if any, is        LLC
                                   incidental to this goal.           Subadviser: Batterymarch
                                                                      Financial Management, Inc.
Legg Mason Partners Variable       Seeks long-term growth of          Legg Mason Partners Fund Advisor,
  Investors Portfolio -- Class I   capital. Current income is a       LLC
                                   secondary objective.               Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks long-term growth of          Legg Mason Partners Fund Advisor,
  Large Cap Growth                 capital.                           LLC
  Portfolio -- Class I++                                              Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable Mid   Seeks long-term growth of          Legg Mason Partners Fund Advisor,
  Cap Core Portfolio -- Class I    capital.                           LLC
                                                                      Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks long-term growth of          Legg Mason Partners Fund Advisor,
  Small Cap Growth                 capital.                           LLC
  Portfolio -- Class I+                                               Subadviser: ClearBridge Advisors,
                                                                      LLC

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
LEGG MASON PARTNERS VARIABLE
  INCOME TRUST
Legg Mason Partners Variable       Seeks to provide high current      Legg Mason Partners Fund Advisor,
  Adjustable Rate Income           income and to limit the degree of  LLC
  Portfolio                        fluctuation of its net asset       Subadviser: Western Asset
                                   value resulting from movements in  Management Company
                                   interest rates.
Legg Mason Partners Variable       Seeks high current income.         Legg Mason Partners Fund Advisor,
  Diversified Strategic Income                                        LLC
  Portfolio+                                                          Subadvisers: Western Asset
                                                                      Management Company; Western Asset
                                                                      Management Company Limited
Legg Mason Partners Variable High  Seeks high current income.         Legg Mason Partners Fund Advisor,
  Income Portfolio                 Secondarily, seeks capital         LLC
                                   appreciation.                      Subadvisers: Western Asset
                                                                      Management Company; Western Asset
                                                                      Management Company Limited
Legg Mason Partners Variable       Seeks to maximize current income   Legg Mason Partners Fund Advisor,
  Money Market Portfolio           consistent with preservation of    LLC
                                   capital.                           Subadviser: Western Asset
                                                                      Management Company
MET INVESTORS SERIES TRUST
BlackRock Large Cap Core           Seeks long-term capital growth.    Met Investors Advisory, LLC
  Portfolio -- Class E                                                Subadviser: BlackRock Advisors,
                                                                      LLC
Clarion Global Real Estate         Seeks to provide total return      Met Investors Advisory, LLC
  Portfolio -- Class A             through investment in real estate  Subadviser: ING Clarion Real
                                   securities, emphasizing both       Estate Securities, L.P.
                                   capital appreciation and current
                                   income.
Dreman Small Cap Value             Seeks capital appreciation.        Met Investors Advisory, LLC
  Portfolio -- Class A                                                Subadviser: Dreman Value
                                                                      Management, L.L.C.
Harris Oakmark International       Seeks long-term capital            Met Investors Advisory, LLC
  Portfolio -- Class A             appreciation.                      Subadviser: Harris Associates
                                                                      L.P.
Janus Forty Portfolio -- Class A   Seeks capital appreciation.        Met Investors Advisory, LLC
                                                                      Subadviser: Janus Capital
                                                                      Management LLC
Lazard Mid Cap Portfolio -- Class  Seeks long-term growth of          Met Investors Advisory, LLC
  B                                capital.                           Subadviser: Lazard Asset
                                                                      Management LLC
Lord Abbett Growth and Income      Seeks long-term growth of capital  Met Investors Advisory, LLC
  Portfolio -- Class B             and income without excessive       Subadviser: Lord, Abbett & Co.
                                   fluctuation in market value.       LLC
Lord Abbett Mid Cap Value          Seeks capital appreciation         Met Investors Advisory, LLC
  Portfolio -- Class B             through investments primarily in   Subadviser: Lord, Abbett & Co.
                                   equity securities which are        LLC
                                   believed to be undervalued in the
                                   marketplace.
Met/AIM Capital Appreciation       Seeks capital appreciation.        Met Investors Advisory, LLC
  Portfolio -- Class A                                                Subadviser: Invesco Aim Capital
                                                                      Management, Inc.
Met/AIM Small Cap Growth           Seeks long-term growth of          Met Investors Advisory, LLC
  Portfolio -- Class A             capital.                           Subadviser: Invesco Aim Capital
                                                                      Management, Inc.

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
MFS(R) Emerging Markets Equity     Seeks capital appreciation.        Met Investors Advisory, LLC
  Portfolio -- Class B                                                Subadviser: Massachusetts
                                                                      Financial Services Company
MFS(R) Research International      Seeks capital appreciation.        Met Investors Advisory, LLC
  Portfolio -- Class B+                                               Subadviser: Massachusetts
                                                                      Financial Services Company
PIMCO Inflation Protected Bond     Seeks to provide maximum real      Met Investors Advisory, LLC
  Portfolio -- Class A             return, consistent with            Subadviser: Pacific Investment
                                   preservation of capital and        Management Company LLC
                                   prudent investment management.
Pioneer Fund Portfolio -- Class A  Seeks reasonable income and        Met Investors Advisory, LLC
                                   capital growth.                    Subadviser: Pioneer Investment
                                                                      Management, Inc.
Pioneer Strategic Income           Seeks a high level of current      Met Investors Advisory, LLC
  Portfolio -- Class A             income.                            Subadviser: Pioneer Investment
                                                                      Management, Inc.
Third Avenue Small Cap Value       Seeks long-term capital            Met Investors Advisory, LLC
  Portfolio -- Class B             appreciation.                      Subadviser: Third Avenue
                                                                      Management LLC
METROPOLITAN SERIES FUND, INC.
BlackRock Aggressive Growth        Seeks maximum capital              MetLife Advisers, LLC
  Portfolio -- Class D             appreciation.                      Subadviser: BlackRock Advisors,
                                                                      LLC
BlackRock Bond Income              Seeks a competitive total return   MetLife Advisers, LLC
  Portfolio -- Class E             primarily from investing in        Subadviser: BlackRock Advisors,
                                   fixed-income securities.           LLC
Capital Guardian U.S. Equity       Seeks long-term growth of          MetLife Advisers, LLC
  Portfolio -- Class A             capital.                           Subadviser: Capital Guardian
                                                                      Trust Company
FI Large Cap Portfolio -- Class A  Seeks long-term growth of          MetLife Advisers, LLC
                                   capital.                           Subadviser: Pyramis Global
                                                                      Advisors, LLC
FI Value Leaders                   Seeks long-term growth of          MetLife Advisers, LLC
  Portfolio -- Class D             capital.                           Subadviser: Pyramis Global
                                                                      Advisors, LLC
Jennison Growth                    Seeks long-term growth of          MetLife Advisers, LLC
  Portfolio -- Class A+            capital.                           Subadviser: Jennison Associates
                                                                      LLC
MetLife Aggressive Allocation      Seeks growth of capital.           MetLife Advisers, LLC
  Portfolio -- Class B
MetLife Conservative Allocation    Seeks high level of current        MetLife Advisers, LLC
  Portfolio -- Class B             income, with growth of capital as
                                   a secondary objective.
MetLife Conservative to Moderate   Seeks high total return in the     MetLife Advisers, LLC
  Allocation Portfolio -- Class B  form of income and growth of capital, with a greater emphasis
                                   on income.
MetLife Moderate Allocation        Seeks a balance between a high     MetLife Advisers, LLC
  Portfolio -- Class B             level of current income and
                                   growth of capital, with a greater
                                   emphasis on growth of capital.
MetLife Moderate to Aggressive     Seeks growth of capital.           MetLife Advisers, LLC
  Allocation Portfolio -- Class B

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
MFS(R) Total Return                Seeks a favorable total return     MetLife Advisers, LLC
  Portfolio -- Class F             through investment in a            Subadviser: Massachusetts
                                   diversified portfolio.             Financial Services Company
MFS(R) Value Portfolio -- Class A  Seeks capital appreciation and     MetLife Advisers, LLC
                                   reasonable income.                 Subadviser: Massachusetts
                                                                      Financial Services Company
Oppenheimer Global Equity          Seeks capital appreciation.        MetLife Advisers, LLC
  Portfolio -- Class B                                                Subadviser: OppenheimerFunds,
                                                                      Inc.
T. Rowe Price Large Cap Growth     Seeks long-term growth of capital  MetLife Advisers, LLC
  Portfolio -- Class B+            and, secondarily, dividend         Subadviser: T. Rowe Price
                                   income.                            Associates, Inc.
PIMCO VARIABLE INSURANCE
  TRUST -- ADMINISTRATIVE CLASS
Total Return Portfolio             Seeks maximum total return,        Pacific Investment Management
                                   consistent with preservation of    Company LLC
                                   capital and prudent investment
                                   management.


---------
+ Not available under all Contracts. Availability depends on Contract issue date.
++ Closed to new investments except under dollar cost averaging and rebalancing programs in existence at the time of closing.

Certain Variable Funding Options may have been subject to a merger, substitution or other change. Please see "Appendix C -- Additional Information Regarding Underlying Funds."

                                  FIXED ACCOUNT

--------------------------------------------------------------------------------

We may offer our Fixed Account as a funding option. Please refer to your Contract and Appendix D for more information.

                             CHARGES AND DEDUCTIONS

--------------------------------------------------------------------------------

GENERAL

We deduct the charges described below. The charges are for the services and benefits we provide, costs and expenses we incur, and risks we assume under the Contracts. Services and benefits we provide include:

     - the ability for you to make withdrawals and surrenders under the Contracts

     - the death benefit paid on the death of the Contract Owner, Annuitant, or first of the joint owners

     - the available funding options and related programs (including dollar cost averaging, portfolio rebalancing, and systematic withdrawal programs)

     -    administration of the annuity options available under the Contracts

     -    the distribution of various reports to Contract Owners

Costs and expenses we incur include:

     - losses associated with various overhead and other expenses associated with providing the services and benefits provided by the Contracts

     - sales and marketing expenses including commission payments to your registered representative

     -    other costs of doing business

Risks we assume include:

     - that Annuitants may live longer than estimated when the annuity factors under the Contracts were established

     - that the amount of the death benefit will be greater than the Contract Value

     - that the costs of providing the services and benefits under the Contracts will exceed the charges deducted

We may also deduct a charge for taxes.

Unless otherwise specified, charges are deducted proportionately from all funding options in which you are invested.

The amount of a charge may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designated charge. For example, the withdrawal charge we collect may not fully cover all of the sales and distribution expenses we actually incur. We may also profit on one or more of the charges. We may use any such profits for any corporate purpose, including the payment of sales expenses.

WITHDRAWAL CHARGE

We do not deduct a sales charge from Purchase Payments when they are made to the Contract. However, a withdrawal charge will apply if Purchase Payments are withdrawn before they have been in the Contract for seven years. (This includes withdrawals resulting from a request to divide the Contract Value due to divorce.) We will assess the charge as a percentage of the Purchase Payment withdrawn as follows:

           YEARS SINCE PURCHASE
------------------------------------------
      PAYMENT MADE
GREATER THAN OR EQUAL TO     BUT LESS THAN    WITHDRAWAL
------------------------     -------------      CHARGE
         0 years                3 years           6%
         3 years                5 years           5%
         5 years                6 years           4%
         6 years                7 years           3%
        7+ years                   --             0%


For purposes of the withdrawal charge calculation, withdrawals are deemed to be taken first from:

     (a)  any Purchase Payment to which no withdrawal charge applies, then

     (b) any remaining free withdrawal allowance (as described below) (after being reduced by (a)), then

     (c) any remaining Purchase Payment to which a withdrawal charge applies (on a first-in, first-out basis), then

     (d)  any Contract earnings

Unless you instruct us otherwise, we will deduct the withdrawal charge from the amount requested.

We will not deduct a withdrawal charge if Purchase Payments are distributed:

     - due to the death of the Contract Owner or the Annuitant (with no Contingent Annuitant surviving)

     - in the form of lifetime Annuity Payments or Annuity Payments for a fixed period of at least five years

     -    under the Managed Distribution Program

FREE WITHDRAWAL ALLOWANCE

Beginning in the second Contract Year, you may withdraw up to 10% of the Contract Value annually, without a withdrawal charge. We calculate the available withdrawal amount as of the end of the previous Contract Year. If you have Purchase Payments no longer subject to a withdrawal charge, the maximum you may withdraw without a withdrawal charge is the greater of (a) the free withdrawal allowance or (b) the total amount of Purchase Payments no longer subject to a withdrawal charge. Any free withdrawal taken will reduce Purchase Payments no longer subject to a withdrawal charge. The free withdrawal allowance applies to any partial or full withdrawal. The free withdrawal allowance is not cumulative from year to year.

Any withdrawal is subject to federal income taxes on the taxable portion. In addition, a 10% federal penalty may be assessed on any withdrawal if the Contract Owner is under age 59 1/2. You should consult with your tax adviser regarding the tax consequences of a withdrawal.

TRANSFER CHARGE

We reserve the right to assess a transfer charge of up to $10.00 on transfers exceeding 12 per year. We will notify you in writing at your last known address at least 31 days before we impose any such transfer charge.

ADMINISTRATIVE CHARGES

There are two administrative charges: the $30 annual Contract administrative charge and the administrative expense charge. The annual Contract administrative charge will be deducted on a pro-rata basis from amounts allocated to the Variable Funding Options. We will deduct this charge on the fourth Friday of each August. This charge compensates us for expenses incurred in establishing and maintaining the Contract and we will prorate this charge (i.e. calculate) from the date of purchase. We will prorate this charge if you surrender your Contract, or if we terminate your Contract. We will not deduct a Contract administrative charge from the Fixed Account, if it is available, or:

     (1)  from the distribution of death proceeds;

     (2)  after an annuity payout has begun; or

     (3) if the Contract Value on the date of assessment equals or is greater than $40,000.

We deduct the administrative expense charge (sometimes called "Subaccount administrative charge") on each business day from amounts allocated to the Variable Funding Options to compensate the Company for certain related administrative and operating expenses. The charge equals, on an annual basis, 0.15% of the daily net asset value allocated to each of the Variable Funding Options, and is reflected in our Accumulation and Annuity Unit value calculations.

MORTALITY AND EXPENSE RISK CHARGE

Each business day, we deduct a mortality and expense risk ("M&E") charge from amounts held in the Variable Funding Options. We reflect the deduction in our calculation of Accumulation and Annuity Unit values. The charges stated are the maximum for this product. We reserve the right to lower this charge at any time. If you choose the Standard Death Benefit, the M&E charge is equal to 1.25% annually. If you choose the Step-Up Death Benefit, the M&E charge is equal to 1.35% annually. If you choose the Roll-Up Death Benefit, the M&E charge is equal to 1.55% annually. This charge compensates the Company for risks assumed, benefits provided and expenses incurred, including the payment of commissions to your registered representative.

VARIABLE LIQUIDITY BENEFIT CHARGE

If the Variable Liquidity Benefit is selected, there is a maximum charge of 6% of the amounts withdrawn. This charge is not assessed during the accumulation phase.

We will assess the charge as a percentage of the total benefit received as follows:

   YEARS SINCE INITIAL PURCHASE PAYMENT
------------------------------------------
GREATER THAN OR EQUAL TO     BUT LESS THAN    WITHDRAWAL CHARGE
------------------------     -------------    -----------------
         0 years                3 years               6%
         3 years                5 years               5%
         5 years                6 years               4%
         6 years                7 years               3%
        7 + years                  --                 0%


Please refer to "Payment Options" for a description of this benefit.

ENHANCED STEPPED-UP PROVISION CHARGE

If the E.S.P. option is selected, a charge is deducted each business day from amounts held in the Variable Funding Options. The charge equals, on an annual basis, 0.15% of the amounts held in each funding option. The E.S.P. option is available if the owner and Annuitant are both age 75 or younger on the Contract Date.

GUARANTEED MINIMUM WITHDRAWAL BENEFIT CHARGE

If you elect to add a GMWB rider to your Contract, a charge is deducted each business day from amounts held in the Variable Funding Options. The charge depends on which GWMB rider you select. The current charge for each rider is as follows: GMWB I: 0.40%; GMWB II: 0.50%; and GMWB III: 0.25%. Your current charge will not change unless you are able to reset your benefits, at which time we may modify the charge, which will never exceed 1.00%. These GMWB riders may be elected only at the time of your initial purchase of the Contract.

GUARANTEED MINIMUM ACCUMULATION BENEFIT CHARGE

If the GMAB option is selected, a charge is deducted each business day from amounts held in the Variable Funding Options. The charge equals, on an annual basis, 0.50% of the amounts held in each funding option.

VARIABLE FUNDING OPTION EXPENSES

We summarized the charges and expenses of the Underlying Funds in the fee table. Please review the prospectus for each Underlying Fund for a more complete description of that fund and its expenses. Underlying Fund expenses are not fixed or guaranteed and are subject to change by the Fund.

PREMIUM TAX

Certain state and local governments charge premium taxes ranging from 0% to 3.5%, depending upon jurisdiction. We are responsible for paying these taxes and will determine the method used to recover premium tax expenses incurred. We will deduct any applicable premium taxes from your Contract Value either upon death, surrender, annuitization, or at the time you make Purchase Payments to the Contract, but no earlier than when we have a tax liability under state law.

CHANGES IN TAXES BASED UPON PREMIUM OR VALUE

If there is any change in a law assessing taxes against the Company based upon premiums, contract gains or value of the Contract, we reserve the right to charge you proportionately for this tax.

                                    TRANSFERS

--------------------------------------------------------------------------------

Subject to the limitations described below, you may transfer all or part of your Contract Value between Variable Funding Options at any time up to 30 days before the Maturity Date. After the Maturity Date, you may make transfers only if allowed by your Contract or with our consent. Transfer requests received at our Home Office that are in good order before the close of the New York Stock Exchange (NYSE) will be processed according to the value(s) next computed following the close of business. Transfer requests received on a non-business day or after the close of the NYSE will be processed based on the value(s) next computed on the next business day.

Where permitted by state law, we reserve the right to restrict transfers from the Variable Funding Options to the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified under the Contract.

Currently, there are no charges for transfers; however, we reserve the right to charge a fee for any transfer request which exceeds twelve per year. Since each Underlying Fund may have different overall expenses, a transfer of Contract Values from one Variable Funding Option to another could result in your investment becoming subject to higher or lower expenses. Also, when making transfers, you should consider the inherent risks associated with the Variable Funding Options to which your Contract Value is allocated.

MARKET TIMING/EXCESSIVE TRADING

Frequent requests from Contract Owners to transfer Contract Value may dilute the value of an Underlying Fund's shares if the frequent trading involves an attempt to take advantage of pricing inefficiencies created by a lag between a change in the value of the securities held by the Underlying Fund and the reflection of that change in the Underlying Fund's share price ("arbitrage trading"). Regardless of the existence of pricing inefficiencies, frequent transfers may also increase brokerage and administrative costs of the Underlying Funds and may disrupt Underlying Fund management strategy, requiring an Underlying Fund to maintain a high cash position and possibly resulting in lost investment opportunities and forced liquidations ("disruptive trading"). Accordingly, arbitrage trading and disruptive trading activities (referred to collectively as "market timing") may adversely affect the long-term performance of the Underlying Funds, which may in turn adversely affect Contract Owners and other persons who may have an interest in the Contracts (e.g., annuitants and beneficiaries).

We have policies and procedures that attempt to detect and deter frequent transfers in situations where we determine there is a potential for arbitrage trading. Currently, we believe that such situations may be presented in the international, small-cap, and high-yield Underlying Funds, i.e., American Funds Global Growth Fund, Franklin Small-Mid Cap Growth Securities Fund, Templeton Foreign Securities Fund, Legg Mason Partners Variable Global Equity Portfolio, Legg Mason Partners Variable Small Cap Growth Portfolio, Legg Mason Partners Variable Diversified Strategic Income Portfolio, Legg Mason Partners Variable High Income Portfolio, Clarion Global Real Estate Portfolio, Dreman Small Cap Value Portfolio, Harris Oakmark International Portfolio, Met/AIM Small Cap Growth Portfolio, MFS(R) Emerging Markets Equity Portfolio, MFS(R) Research International Portfolio, Pioneer Strategic Income Portfolio, Third Avenue Small Cap Value Portfolio, and Oppenheimer Global Equity Portfolio (the "Monitored Portfolios"), and we monitor transfer activity in those Monitored Portfolios. In addition, as described below, we treat all American Funds Insurance Series portfolios ("American Funds portfolios") as Monitored Portfolios. We employ various means to monitor transfer activity, such as examining the frequency and size of transfers into and out of the Monitored Portfolios within given periods of time. For example, we currently monitor transfer activity to determine if, for each of the Monitored Portfolios, in a three-month period there were two or more "round-trips" of a certain dollar amount or greater. A round-trip is defined as a transfer in followed by a transfer out within the next 10 calendar days, or a transfer out followed by a transfer in within the next 10 calendar days. In the case of a Contract that has been restricted previously, a single round-trip of a certain dollar amount or greater will trigger the transfer restrictions described below.

We do not believe that other Underlying Funds present a significant opportunity to engage in arbitrage trading and therefore do not monitor transfer activity in those Underlying Funds. We may change the Monitored Portfolios at any time without notice in our sole discretion. In addition to monitoring transfer activity in certain Underlying Funds, we rely on the Underlying Funds to bring any potential disruptive trading activity they identify to our attention for investigation on a case-by-case basis. We will also investigate other harmful transfer activity that we identify from time to time. We may revise these policies and procedures in our sole discretion at any time without prior notice.

AMERICAN FUNDS MONITORING POLICY. As a condition to making their portfolios available in our products, American Funds requires us to treat all American Funds portfolios as Monitored Portfolios under our current market timing and excessive trading policies and procedures. Further, American Funds requires us to impose additional specified monitoring criteria for all American Funds portfolios available under the Contract, regardless of the potential for arbitrage trading. We are required to monitor transfer activity in American Funds portfolios to determine if there were two or more transfers in followed by transfers out, in each case of a certain dollar amount or greater, in any 30-day period. A first violation of the American Funds monitoring policy will result in a written notice of violation; any additional violation will result in the imposition of the transfer restrictions described below. Further, as Monitored Portfolios, American Funds portfolios also will be subject to our current market timing and excessive trading policies, procedures and restrictions, and transfer restrictions may be imposed upon a violation of either monitoring policy.

Our policies and procedures may result in transfer restrictions being applied to deter market timing. Currently, when we detect transfer activity in the Monitored Portfolios that exceeds our current transfer limits, or other transfer activity that we believe may be harmful to other Owners or other persons who have an interest in the Contracts, we will exercise our contractual right to restrict your number of transfers to one every six months. In addition, we also reserve the right, but do not have the obligation, to further restrict the right to request transfers by any market timing firm or any other third party who has been authorized to initiate transfers on behalf of multiple Contract Owners. We may, among other things:

     - reject the transfer instructions of any agent acting under a power of attorney on behalf of more than one Owner, or

     - reject the transfer or exchange instructions of individual Owners who have executed pre-authorized transfer forms which are submitted by market timing firms or other third parties on behalf of more than one Owner.

Transfers made under a Dollar Cost Averaging Program, a rebalancing program or, if applicable, any asset allocation program described in this prospectus are not treated as transfers when we evaluate trading patterns for market timing.

The detection and deterrence of harmful transfer activity involves judgments that are inherently subjective, such as the decision to monitor only those Underlying Funds that we believe are susceptible to arbitrage trading or the determination of the transfer limits. Our ability to detect and/or restrict such transfer activity may be limited by operational and technological systems, as well as our ability to predict strategies employed by Owners to avoid such detection. Our ability to restrict such transfer activity also may be limited by provisions of the Contract. Accordingly, there is no assurance that we will prevent all transfer activity that may adversely affect Owners and other persons with interests in the Contracts. We do not accommodate market timing in any Underlying Fund and there are no arrangements in place to permit any Contract Owner to engage in market timing; we apply our policies and procedures without exception, waiver, or special arrangement.

The Underlying Funds may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares and we reserve the right to enforce these policies and procedures. For example, Underlying Funds may assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period. The prospectuses for the Underlying Funds describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Although we may not have the contractual authority or the operational capacity to apply the frequent trading policies and procedures of the Underlying Funds, we have entered into a written agreement, as required by SEC regulation, with each Underlying Fund or its principal underwriter that obligates us to provide to the Underlying Fund promptly upon request certain information about the trading activity of individual Contract Owners, and to execute instructions from the Underlying Fund to restrict or prohibit further purchases or transfers by specific Contract Owners who violate the frequent trading policies established by the Underlying Fund.

In addition, Contract Owners and other persons with interests in the contracts should be aware that the purchase and redemption orders received by the Underlying Funds generally are "omnibus" orders from intermediaries, such as separate accounts funding variable insurance contracts or retirement plans. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance contracts and/or individual retirement plan participants. The omnibus nature of these orders may limit the Underlying Funds in their ability to apply their frequent trading policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the Underlying Funds (and thus Contract Owners) will not be harmed by transfer activity relating to other insurance companies and/or retirement plans that may invest in the Underlying Funds. If an Underlying Fund believes that an omnibus order reflects one or more transfer requests from Contract Owners engaged in disruptive trading activity, the Underlying Fund may reject the entire omnibus order.

In accordance with applicable law, we reserve the right to modify or terminate the transfer privilege at any time. We also reserve the right to defer or restrict the transfer privilege at any time that we are unable to purchase or redeem shares of any of the Underlying Funds, including any refusal or restriction on purchases or redemptions of their shares as a result of their own policies and procedures on market timing activities (even if an entire omnibus order is rejected due to the market timing activity of a single Contract Owner). You should read the Underlying Fund prospectuses for more details.

DOLLAR COST AVERAGING

Dollar cost averaging or the pre-authorized transfer program (the "DCA Program") allows you to transfer a set dollar amount to other funding options on a monthly or quarterly basis during the accumulation phase of the Contract. Using this method, you will purchase more Accumulation Units in a funding option if the value per unit is low and will purchase fewer Accumulation Units if the value per unit is high. Therefore, you may achieve a lower-than-average cost per unit in the long run if you have the financial ability to continue the program over a long enough period of time. Dollar cost averaging does not assure a profit or protect against a loss.

You may elect the DCA Program through Written Request or other method acceptable to us. You must have a minimum total Contract Value of $5,000 to enroll in the DCA Program. The minimum amount that may be transferred through this program is $400. There is no additional fee to participate in the DCA Program.

You may establish pre-authorized transfers of Contract Values from the Fixed Account, subject to certain restrictions. Under the DCA Program, automated transfers from the Fixed Account may not deplete your Fixed Account Value in less than twelve months from your enrollment in the DCA Program.

In addition to the DCA Program, within the Fixed Account, we may credit increased interest rates to Contract Owners under an administrative Special DCA Program established at our discretion, depending on availability and state law. Under this program, the Contract Owner may pre-authorize level transfers to any of the funding options under a 6 Month, 12 Month or 24 Month Special DCA Program. The programs may have different credited interest rates. We must transfer all Purchase Payments and accrued interest on a level basis to the selected funding options in the applicable time period. Under each program, the interest will accrue only on the remaining amounts in the Special DCA Program. For example, under the 12 Month program, the interest rate can accrue up to 12 months on the remaining amounts in the Special DCA Program and we must transfer all Purchase Payments and accrued interest in this program on a level basis to the selected funding options in 12 months.

The pre-authorized transfers will begin after the initial program Purchase Payment and complete enrollment instructions are received by the Company. If we do not receive complete program enrollment instructions within 15 days of receipt of the initial program Purchase Payment, the entire balance in the program will be transferred into the Money Market Variable Funding Option.

You may start or stop participation in the DCA Program at any time, but you must give the Company at least 30 days' notice to change any automated transfer instructions that are currently in place. If you stop the Special DCA Program and elect to remain in the Fixed Account, we will credit your Contract Value for the remainder of 6 or 12 months with the interest rate for non-DCA Program funds.

You may only have one DCA Program or Special DCA Program in place at one time. We will allocate any subsequent Purchase Payments we receive within the DCA Program period selected to the current funding options over the remainder of that DCA Program transfer period, unless you direct otherwise.

All provisions and terms of the Contract apply to the DCA and Special DCA Programs, including provisions relating to the transfer of money between funding options. Transfers made under any DCA Program will not be counted for purposes of restrictions we may impose on the number of transfers permitted under the Contract. We reserve the right to suspend or modify transfer privileges at any time and to assess a processing fee for this service. If the Fixed Account is not available as a funding option, you may still participate in the DCA Program.

                              ACCESS TO YOUR MONEY

--------------------------------------------------------------------------------

Any time before the Maturity Date, you may redeem all or any portion of the Cash Surrender Value, that is, the Contract Value less any withdrawal charge, and any premium tax not previously deducted. Unless you submit a Written Request specifying the Variable Funding Option(s) and/or the Fixed Account from which we are to withdraw amounts, we will make the withdrawal on a pro rata basis. We will determine the Cash Surrender Value as of the close of business after we receive your surrender request at our Home Office. The Cash Surrender Value may be more or less than the Purchase Payments you made. You may not make withdrawals during the annuity period.

For amounts allocated to the Variable Funding Options, we may defer payment of any Cash Surrender Value for a period of up to five business days after the Written Request is received. For amounts allocated to the Fixed Account, we may defer payment of any Cash Surrender Value for a period up to six months. In either case, it is our intent to pay as soon as possible. We cannot process requests for withdrawals that are not in good order. We will contact you if there is a deficiency causing a delay and will advise what is needed to act upon the withdrawal request.

We may withhold payment of surrender or withdrawal proceeds if any portion of those proceeds would be derived from a Contract Owner's check that has not yet cleared (i.e., that could still be dishonored by your banking institution). We may use telephone, fax, Internet or other means of communications to verify that payment from the Contract Owner's check has been or will be collected. We will not delay payment longer than necessary for us to verify that payment has been or will be collected. Contract Owners may avoid the possibility of delay in the disbursement of proceeds coming from a check that has not yet cleared by providing us with a certified check.

If your Contract is issued as part of a 403(b) plan, there are restrictions on your ability to make withdrawals from your Contract. You may not withdraw contributions or earnings made to your Contract after December 31, 1988 unless you are (a) age 59 1/2, (b) no longer employed, (c) deceased, (d) disabled, or
(e) experiencing a financial hardship. Even if you are experiencing a financial hardship, you may only withdraw contributions, not earnings. You should consult with your tax adviser before making a withdrawal from your Contract.

SYSTEMATIC WITHDRAWALS

Before the Maturity Date, you may choose to withdraw a specified dollar amount (at least $100) on a monthly, quarterly, semiannual or annual basis. We will deduct any applicable premium taxes and withdrawal charge. To elect systematic withdrawals, you must have a Contract Value of at least $15,000 and you must make the election on the form we provide. We will surrender Accumulation Units pro rata from all funding options in which you have an interest, unless you instruct us otherwise. You may begin or discontinue systematic withdrawals at any time by notifying us in writing, but you must give at least 30 days' notice to change any systematic withdrawal instructions that are currently in place.

We reserve the right to discontinue offering systematic withdrawals or to assess a processing fee for this service upon 30 days' written notice to Contract Owners (where allowed by state law). There is currently no additional fee for electing systematic withdrawals.

Each systematic withdrawal is subject to federal income taxes on the taxable portion and may be subject to Contract charges. In addition, a 10% federal penalty tax may be assessed on systematic withdrawals if the Contract Owner is under age 59 1/2. You should consult with your tax adviser regarding the tax consequences of systematic withdrawals.

MANAGED DISTRIBUTION PROGRAM. Under the systematic withdrawal option, you may choose to participate in the Managed Distribution Program. At no cost to you, you may instruct us to calculate and make minimum distributions that may be required by the IRS upon reaching age 70 1/2. (See "Federal Tax Considerations.") These payments will not be subject to the withdrawal charge and will be in lieu of the free withdrawal allowance. No Dollar Cost Averaging will be permitted if you are participating in the Managed Distribution Program.

                              OWNERSHIP PROVISIONS

--------------------------------------------------------------------------------

TYPES OF OWNERSHIP

CONTRACT OWNER

The Contract belongs to the Contract Owner named in the Contract (on the Contract Specifications page), or to any other person to whom you subsequently assign the Contract. You may only make an assignment of ownership or a collateral assignment for Non-qualified Contracts. You have sole power during the Annuitant's lifetime to exercise any rights and to receive all benefits given in the Contract provided you have not named an irrevocable beneficiary and provided you have not assigned the Contract.

You receive all payments while the Annuitant is alive unless you direct them to an alternate recipient. An alternate recipient does not become the Contract Owner.

If this Contract is purchased by a beneficiary of another contract who directly transferred the death proceeds due under that contract, he/she will be granted the same rights the owner has under the Contract except that he/she cannot transfer ownership, or make additional Purchase Payments.

Joint Owner. For Non-qualified Contracts only, you may name joint owners (e.g., spouses) in a Written Request before the Contract is in effect. Joint owners may independently exercise transfers allowed under the Contract. All other rights of ownership must be exercised by both owners. Joint owners own equal shares of any benefits accruing or payments made to them.

BENEFICIARY

You name the beneficiary in a Written Request. The beneficiary has the right to receive any death benefit proceeds remaining under the Contract upon the death of the Annuitant or the Contract Owner. If more than one beneficiary survives the Annuitant or Contract Owner, they will share equally in benefits unless you recorded different shares with the Company by Written Request before the death of the Annuitant or Contract Owner. In the case of a non-spousal beneficiary or a spousal beneficiary who has not chosen to assume the Contract, we will not transfer or otherwise remove the death benefit proceeds from either the Variable Funding Options or the Fixed Account, as most recently elected by the Contract Owner, until the Death Report Date.

Unless you have named an irrevocable beneficiary you have the right to change any beneficiary by Written Request during the lifetime of the Annuitant and while the Contract continues.

ANNUITANT

The Annuitant is designated in the Contract (on the Contract Specifications page), and is the individual on whose life the Maturity Date and the amount of the monthly Annuity Payments depend. You may not change the Annuitant after your Contract is in effect.

Please note that naming different persons as owner and Annuitant may affect whether certain benefits are payable, the amount of those benefits, and who will receive them. Use care when naming owners, Annuitants and beneficiaries, and consult your agent if you have questions.

Contingent Annuitant. You may name one individual as a Contingent Annuitant. A Contingent Annuitant may not be changed, deleted or added to the Contract after the Contract Date. If the Annuitant who is not the owner dies prior to the Maturity Date, and the Contingent Annuitant is still living:

     -    the death benefit will not be payable upon the Annuitant's death

     -    the Contingent Annuitant becomes the Annuitant

     -    all other rights and benefits will continue in effect

When a Contingent Annuitant becomes the Annuitant, the Maturity Date remains the same as previously in effect.

If the Annuitant is also the owner, a death benefit is paid to the beneficiary regardless of whether or not there is a Contingent Annuitant.

                                  DEATH BENEFIT

--------------------------------------------------------------------------------

Before the Maturity Date, generally, a death benefit is payable when either the Annuitant or a Contract Owner dies. We calculate the death benefit at the close of the business day on which our Home Office receives (1) Due Proof of Death and
(2) written payment instructions or election of spousal contract continuance or beneficiary contract continuance ("Death Report Date").

Three different types of death benefits are available under the Contract prior to the Maturity Date:

     -    Standard Death Benefit

     -    Step-Up Death Benefit

     -    Roll-Up Death Benefit

The Step-Up and Roll-Up Death Benefits may not be available in all jurisdictions and there are age restrictions on certain death benefits (see The Annuity Contract section).

Note: If the owner dies before the Annuitant, the death benefit is recalculated, replacing all references to "Annuitant" with "owner." All death benefits will be reduced by any premium tax and outstanding loans not previously deducted.

DEATH PROCEEDS BEFORE THE MATURITY DATE

DEFERRED ANNUAL STEP-UP (STANDARD DEATH BENEFIT)

We will pay to the beneficiary a death benefit in an amount equal to the greatest of (1), (2) or (3) below, each reduced by any applicable premium tax or outstanding loans:

     (1)  the Contract Value on the Death Report Date

     (2)  your adjusted Purchase Payment (see below)* or

     (3)  the Step-Up Value (if any, as described below)

STEP-UP DEATH BENEFIT

We will pay to the beneficiary a death benefit in an amount equal to the greatest of (1), (2) or (3) below, each reduced by any applicable premium tax or outstanding loans:

     (1)  the Contract Value on the Death Report Date

     (2)  your adjusted Purchase Payment (see below)* or

     (3)  the Step-Up Value (if any, as described below)**

ROLL-UP DEATH BENEFIT

-------------------------------------------------------------------------------------
If the Annuitant dies before
age 80, the death benefit will
be the greatest of:                 -  the Contract Value on the Death Report Date;
                                    -  your adjusted Purchase Payment (see below)*;
                                    -  the Step-Up Value, if any, as described below
                                    -  the Roll-Up Death Benefit Value (as described
                                       below)
-------------------------------------------------------------------------------------
If the Annuitant dies on or
after age 80, the death benefit
will be the greatest of:            -  the Contract Value on the Death Report Date;
                                    -  your adjusted Purchase Payment (see below) or*
                                    -  the Step-Up Value, if any, as described
                                       below** or
                                    -  the Roll-Up Death Benefit Value**(as described
                                       below) on the Annuitant's 80th birthday, plus
                                       any additional Purchase Payments and minus any
                                       partial surrender reductions (as described
                                       below) that occur after the Annuitant's 80th
                                       birthday.
-------------------------------------------------------------------------------------


---------
* If you have elected a GMWB rider (Principal Guarantee) your adjusted Purchase Payment will NOT be calculated as described below but will be equal to your aggregate Purchase Payments minus your aggregate withdrawals from the date you purchase the rider.

** Your Step-Up Value or the Roll-Up Death Benefit Value will be subject to the partial surrender reduction below even if you have elected a GMWB rider (Principal Guarantee).

ADJUSTED PURCHASE PAYMENT. The initial adjusted Purchase Payment is equal to the initial Purchase Payment. Whenever an additional Purchase Payment is made, the adjusted Purchase Payment is increased by the amount of the Purchase Payment. Whenever a partial surrender is taken, the adjusted Purchase Payment is reduced by a partial surrender reduction, described below.

STEP-UP VALUE (FOR STANDARD DEATH BENEFIT)

The Step-Up Value will initially equal the Contract Value on the seventh Contract Date Anniversary that occurs before the Annuitant's 80th birthday and before the Death Report Date. On each subsequent Contract Date anniversary that occurs before the Annuitant's 80th birthday and before the Annuitant's death, if the Contract Value is greater than the Step-Up Value, the Step-Up Value will be increased to equal the Contract Value. If the Step-Up Value is greater than the Contract Value, the Step-Up Value will remain unchanged. Whenever a Purchase Payment is made, the Step-Up Value will be increased by the amount of that Purchase Payment. Whenever a withdrawal is taken, the Step-Up Value will be reduced by a partial surrender reduction as described below. The only changes made to the Step-Up Value on or after the Annuitant's 80th birthday will be those related to additional Purchase Payments or partial surrenders as described below. If the Death Report Date or the Annuitant's 80th birthday is before the seventh Contract Date Anniversary, there is no Step-Up Value

STEP-UP VALUE (FOR STEP-UP AND ROLL-UP DEATH BENEFITS)

The Step-Up Value will initially equal the Contract Value on the first Contract Date anniversary. On each subsequent Contract Date anniversary that occurs before the Annuitant's 80th birthday and before the Annuitant's death, if the Contract Value is greater than the Step-Up Value, the Step-Up Value will be increased to equal the Contract Value. If the Step-Up Value is greater than the Contract Value, the Step-Up Value will remain unchanged. Whenever a Purchase Payment is made, the Step-Up Value will be increased by the amount of that Purchase Payment. Whenever a withdrawal is taken, the Step-Up Value will be reduced by a partial surrender reduction as described below. The only changes made to the Step-Up Value on or after the Annuitant's 80th birthday will be those related to additional Purchase Payments or partial surrenders as described below.

ROLL-UP DEATH BENEFIT VALUE

On the Contract Date, the Roll-Up Death Benefit Value is equal to the Purchase Payment. On each Contract Date anniversary, the Roll-Up Death Benefit Value will be recalculated to equal a) plus b) minus c), increased by 5%, where:

     a) is the Roll-Up Death Benefit Value as of the previous Contract Date anniversary

     b)   is any Purchase Payment made during the previous Contract Year

     c) is any partial surrender reduction (as described below) during the previous Contract Year.

On dates other than the Contract Date anniversary, the Roll-Up Death Benefit Value will equal a) plus b) minus c) where:

     a) is the Roll-Up Death Benefit Value as of the previous Contract Date anniversary

     b) is any Purchase Payment made since the previous Contract Date anniversary

     c) is any partial surrender reduction (as described below) since the previous Contract Date anniversary

The maximum Roll-Up Death Benefit equals 200% of the difference between all Purchase Payments and all partial surrender reductions (as described below).

PARTIAL SURRENDER REDUCTION

ADJUSTED PURCHASE PAYMENT: The partial surrender reduction equals (1) the adjusted Purchase Payment in effect immediately before the reduction for withdrawal, multiplied by (2) the amount of the withdrawal, divided by (3) the Contract Value before the surrender.

STEP-UP AND ROLL-UP VALUE: The partial surrender reduction equals (1) the death benefit (Step-Up or Roll-Up Value) in effect immediately before the reduction for withdrawal, multiplied by (2) the amount of the withdrawal, divided by (3) the Contract Value before the surrender.

EXAMPLE OF PARTIAL SURRENDER REDUCTION. For example, assume your current Contract Value is $55,000. If your current adjusted Purchase Payment, Step-Up Value or Roll-Up Value is $50,000, and you decide to make a withdrawal of $10,000, we would reduce the adjusted Purchase Payment, Step-Up Value or Roll-Up Value as follows:

           50,000 x (10,000/55,000) = $9,090

Your new adjusted Purchase Payment, Step-Up Value or Roll-Up Value would be 50,000-9,090, or $40,910.

The following example shows what would happen in a declining market. Assume your current Contract Value is $30,000. If your current adjusted Purchase Payment, Step-Up Value or Roll-Up Value is $50,000, and you decide to make a withdrawal of $10,000, we would reduce the adjusted Purchase Payment, Step-Up Value or Roll-Up Value as follows:

           50,000 x (10,000/30,000) = $16,666

Your new adjusted Purchase Payment, Step-Up Value or Roll-Up Value would be 50,000-16,666, or $33,334.

If you elect GMWB at the time you purchase your Contract, and your death benefit is equal to a return of your Purchase Payments reduced by any applicable partial surrender reduction, the partial surrender reduction will not be applied to your death benefit. Instead, if you have made withdrawals under your contract, your death benefit will be reduced by the amount of those withdrawals and any premium tax not previously deducted.

Likewise, if you elect GMWB after your Contract Date, and your death benefit is equal to a return of your Purchase Payments reduced by any applicable partial surrender reduction, the partial surrender reduction will not be applied to your death benefit as of the date you elect the GMWB. Instead, if you have made withdrawals under your contract after you have elected GMWB, your death benefit will be reduced by the amount of those withdrawals and any premium tax not previously deducted.

ENHANCED STEPPED-UP PROVISION ("E.S.P.")

THIS PROVISION IS NOT AVAILABLE TO A CUSTOMER WHEN EITHER THE ANNUITANT OR OWNER IS AGE 76 OR OLDER ON THE CONTRACT DATE.

If you have selected the E.S.P., the total death benefit as of the Death Report Date will equal the death benefit described above plus the greater of zero or the following amount:

IF THE ANNUITANT IS YOUNGER THAN AGE 70 ON THE RIDER EFFECTIVE DATE, 40% OF THE LESSER OF: (1) 200% of the modified Purchase Payments excluding Purchase Payments that are both received after the first rider effective date anniversary and within 12 months of the Death Report Date, or (2) your Contract Value minus the modified Purchase Payments, calculated as of the Death Report Date; or

IF THE ANNUITANT IS BETWEEN THE AGES OF 70 AND 75 ON THE RIDER EFFECTIVE DATE, 25% OF THE LESSER OF: (1) 200% of the modified Purchase Payments excluding Purchase Payments that are both received after the first rider effective date anniversary and within 12 months of the Death Report Date, or (2) your Contract Value minus the modified Purchase Payments, calculated as of the Death Report Date.

THE INITIAL MODIFIED PURCHASE PAYMENT is equal to the Contract Value as of the rider effective date. Whenever a Purchase Payment is made after the rider effective date, the modified Purchase Payment(s) are increased by the amount of the Purchase Payment. Whenever a partial surrender is taken after the rider effective date, the modified Purchase Payment(s) are reduced by a partial surrender reduction as described below.

THE PARTIAL SURRENDER REDUCTION IS EQUAL TO: (1) the modified Purchase Payment(s) in effect immediately prior to the reduction for the partial surrender, multiplied by (2) the amount of the partial surrender divided by (3) the Contract Value immediately prior to the partial surrender.

For example, assume your current modified Purchase Payment is $50,000 and that your current Contract Value is $55,000. You decide to make a withdrawal of $10,000. We would reduce the modified Purchase Payment as follows:

           50,000 x (10,000/55,000) = $9,090

You new modified Purchase Payment would be $50,000-$9,090 = $40,910.

The following example shows what would happen in a declining market. Assume your current Contract Value is $30,000. If your current modified Purchase Payment is $50,000 and you decide to make a withdrawal of $10,000, we would reduce the modified Purchase Payment as follows:

           50,000 x (10,000/30,000) = $16,666

Your new modified Purchase Payment would be 50,000-16,666 = $33,334.

PAYMENT OF PROCEEDS

We describe the process of paying death benefit proceeds before the Maturity Date in the charts below. The charts do not encompass every situation and are merely intended as a general guide. More detailed information is provided in your Contract. Generally, the person(s) receiving the benefit may request that the proceeds be paid in a lump sum, or be applied to one of the settlement options available under the Contract.

NON-QUALIFIED CONTRACTS

--------------------------------------------------------------------------------------------------------------
                                                                                                 MANDATORY
  BEFORE THE MATURITY DATE,         THE COMPANY WILL                                           PAYOUT RULES
    UPON THE DEATH OF THE         PAY THE PROCEEDS TO:       UNLESS...                            APPLY*
--------------------------------------------------------------------------------------------------------------
OWNER (WHO IS NOT THE         The beneficiary (ies), or if   The beneficiary elects to      Yes
ANNUITANT) (WITH NO JOINT     none, to the Contract          continue the Contract rather
OWNER)                        Owner's estate.                than receive a lump sum
                                                             distribution.

--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
                                                                                                 MANDATORY
  BEFORE THE MATURITY DATE,         THE COMPANY WILL                                           PAYOUT RULES
    UPON THE DEATH OF THE         PAY THE PROCEEDS TO:       UNLESS...                            APPLY*
--------------------------------------------------------------------------------------------------------------
OWNER (WHO IS THE ANNUITANT) (WITH NO JOINT OWNER)
The beneficiary (ies), or if  The beneficiary elects to      Yes
  none, to the Contract       continue the Contract rather
  Owner's estate.             than receive a lump sum
                              distribution.

--------------------------------------------------------------------------------------------------------------
NON-SPOUSAL JOINT OWNER (WHO  The surviving joint owner.                                    Yes
IS NOT THE ANNUITANT)

--------------------------------------------------------------------------------------------------------------
NON-SPOUSAL JOINT OWNER (WHO  The beneficiary (ies), or,     The beneficiary elects to      Yes
IS THE ANNUITANT)             if none, to the surviving      continue the Contract rather
                              joint owner.                   than receive a lump sum
                                                             distribution.

--------------------------------------------------------------------------------------------------------------
SPOUSAL JOINT OWNER (WHO IS   The surviving joint owner.     The spouse elects to           Yes
NOT THE ANNUITANT)                                           continue the Contract.

--------------------------------------------------------------------------------------------------------------
SPOUSAL JOINT OWNER (WHO IS   The beneficiary (ies), or,     The spouse elects to           Yes
THE ANNUITANT)                if none, to the surviving      continue the Contract.
                              joint owner.
                                                             A spouse who is not the
                                                             beneficiary may decline to
                                                             receive the proceeds or to
                                                             continue the Contract and
                                                             instruct the Company to pay
                                                             the beneficiary.

--------------------------------------------------------------------------------------------------------------
ANNUITANT (WHO IS NOT THE     The beneficiary (ies), or if   The beneficiary elects to      Yes
CONTRACT OWNER)               none, to the Contract Owner.   continue the Contract rather
                                                             than receive a lump sum
                                                             distribution.
                                                             But, if there is a
                                                             Contingent Annuitant, then
                                                             the Contingent Annuitant
                                                             becomes the Annuitant and
                                                             the Contract continues in
                                                             effect (generally using the
                                                             original Maturity Date). The
                                                             proceeds will then be paid
                                                             upon the death of the
                                                             Contingent Annuitant or
                                                             owner.

--------------------------------------------------------------------------------------------------------------
ANNUITANT (WHO IS THE         See death of "owner who is                                    Yes
CONTRACT OWNER)               the Annuitant" above.

--------------------------------------------------------------------------------------------------------------
ANNUITANT (WHERE OWNER IS A   The beneficiary (ies), or if                                  Yes (Death of
NON-NATURAL ENTITY/TRUST)     none, to the owner.                                           Annuitant is
                                                                                            treated as death
                                                                                            of the owner in
                                                                                            these
                                                                                            circumstances.)

--------------------------------------------------------------------------------------------------------------
CONTINGENT ANNUITANT          No death proceeds are                                         Yes
(ASSUMING ANNUITANT IS STILL  payable; Contract continues.
ALIVE)

--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
                                                                                                 MANDATORY
  BEFORE THE MATURITY DATE,         THE COMPANY WILL                                           PAYOUT RULES
    UPON THE DEATH OF THE         PAY THE PROCEEDS TO:       UNLESS...                            APPLY*
--------------------------------------------------------------------------------------------------------------
BENEFICIARY
No death proceeds are                                        N/A
  payable; Contract
  continues.
--------------------------------------------------------------------------------------------------------------
CONTINGENT BENEFICIARY        No death proceeds are                                         N/A
                              payable; Contract continues.
--------------------------------------------------------------------------------------------------------------


QUALIFIED CONTRACTS

--------------------------------------------------------------------------------------------------------------
                                                                                                 MANDATORY
  BEFORE THE MATURITY DATE,         THE COMPANY WILL                                           PAYOUT RULES
    UPON THE DEATH OF THE         PAY THE PROCEEDS TO:       UNLESS...                            APPLY*
--------------------------------------------------------------------------------------------------------------
OWNER/ANNUITANT               The beneficiary (ies), or if   The beneficiary elects to      Yes
                              none, to the Contract          continue the Contract rather
                              Owner's estate.                than receive a lump sum
                                                             distribution.

--------------------------------------------------------------------------------------------------------------
BENEFICIARY                   No death proceeds are                                         N/A
                              payable; Contract continues.

--------------------------------------------------------------------------------------------------------------
CONTINGENT BENEFICIARY        No death proceeds are                                         N/A
                              payable; Contract continues.
--------------------------------------------------------------------------------------------------------------


---------
* Certain payout rules of the Code are triggered upon the death of any Owner. Non-spousal beneficiaries (as well as spousal beneficiaries who choose not to assume the Contract) must begin taking distributions based on the beneficiary's life expectancy within one year of death or take a complete distribution of Contract proceeds within 5 years of death. Spousal Beneficiaries must choose to continue the contract as allowed under the Spousal Contract Continuance provision described below within one year of death. For Qualified Contracts, if mandatory distributions have begun at the death of the Annuitant, the 5-year payout option is not available.

SPOUSAL CONTRACT CONTINUANCE (SUBJECT TO AVAILABILITY -- DOES NOT APPLY IF A NON-SPOUSE IS A JOINT OWNER)

Within one year of your death, if your spouse is named as an owner and/or beneficiary, and you die before the Maturity Date, your spouse may elect to continue the Contract as owner rather than have the death benefit paid to the beneficiary. If you were the Annuitant and your spouse elects to continue the Contract, your spouse will be named the Annuitant as of the Death Report Date.

If your spouse elects to continue the Contract as Contract Owner, the death benefit will be calculated as of the Death Report Date. If the Contract Value is less than the calculated death benefit, the Contract Value will be increased to equal the death benefit. This amount is referred to as the adjusted Contract Value. Any difference between the Contract Value and the adjusted Contract Value will be allocated to the funding options in the same proportion as the allocations of the Contract prior to the Death Report Date.

The terms and conditions that applied to the original Contract (including Contract fees and charges) will also apply to the continued Contract, with certain exceptions described in the Contract. Any Purchase Payment made before the Death Report Date is no longer subject to a withdrawal charge if your spouse elects to continue the Contract. Purchase Payments made to the Contract after the Death Report Date will be subject to the withdrawal charge. All other benefits and features of your Contract will be based on your spouse's age on the Death Report Date as if your spouse had purchased the Contract with the adjusted Contract Value on the Death Report Date. This spousal contract continuance is available only once for each Contract. For purposes of the death benefit on the continued Contract, the death benefit will be calculated the same as prior to continuance except all values used to calculate the death benefit, which may include a Step-Up Value or Roll-Up Death Benefit Value (depending on the optional benefit), are reset on the date the spouse continues the contract.

Spousal continuation will not satisfy required minimum distribution rules for Qualified Contracts other than IRAs. In addition, because the contract proceeds must be distributed within the time periods required by the federal Internal Revenue Code, the right of a spouse to continue the contract, and all contract provisions relating to spousal continuation, are available only to a person who is defined as a "spouse" under the federal Defense of Marriage Act, or any other applicable federal law. Please consult a tax advisor before electing this option.

BENEFICIARY CONTRACT CONTINUANCE (NOT PERMITTED FOR NON-NATURAL BENEFICIARIES)

If you die before the Maturity Date, and if the value of any beneficiary's portion of the death benefit is between $20,000 and $1,000,000 as of the Death Report Date, (more than $1,000,000 is subject to Home Office approval), your beneficiary(ies) may elect to continue his/her portion of the Contract subject to applicable Internal Revenue Code distribution requirements, rather than receive the death benefit in a lump sum. If the beneficiary chooses to continue the Contract, the beneficiary can extend the payout phase of the Contract enabling the beneficiary to "stretch" the death benefit distributions out over his life expectancy as permitted by the Internal Revenue Code.

If your beneficiary elects to continue the Contract, the death benefit will be calculated as of the Death Report Date. The initial Contract Value of the continued Contract (the "adjusted Contract Value") will equal the greater of the Contract Value or the death benefit calculated on the Death Report Date and will be allocated to the funding options in the same proportion as prior to the Death Report Date. If the adjusted Contract Value is allocated to the Variable Funding Options, the beneficiary bears the investment risk.

The beneficiary who continues the Contract will be granted the same rights as the owner under the original Contract, except the beneficiary cannot:

     -    transfer ownership

     -    take a loan

     -    make additional Purchase Payments

The beneficiary may also name his/her own beneficiary ("succeeding beneficiary") and has the right to take withdrawals at any time after the Death Report Date without a withdrawal charge. The E.S.P. option is not available to a beneficiary continuing the Contract under this provision. All other fees and charges applicable to the original Contract will also apply to the continued Contract; the E.S.P. charge no longer applies. All benefits and features of the continued Contract will be based on the beneficiary's age on the Death Report Date as if the beneficiary had purchased the Contract with the adjusted Contract Value on the Death Report Date.

PLANNED DEATH BENEFIT

You may request that rather than receive a lump-sum death benefit, the beneficiary(ies) receive all or a portion of the death benefit proceeds either:

     - as a variable or fixed annuity for life or a period that does not exceed the beneficiary's life expectancy, or

     - under the terms of the Beneficiary Continuance provision described above. If the Beneficiary Continuance provision is selected as a planned death benefit, no surrenders will be allowed other than payments meant to satisfy minimum distribution amounts or systematic withdrawal amounts, if greater.

You must make the planned death benefit request as well as any revocation of this request in writing. Upon your death, your beneficiary(ies) cannot revoke or modify this request. If the death benefit at the time we receive Due Proof of Death is less than $2,000, we will only pay a lump sum to the beneficiary. If periodic payments due under the planned death benefit election are less than $100, we reserve the right to make Annuity Payments at less frequent intervals, resulting in a payment of at least $100 per year. If no beneficiary is alive when death benefits become payable, we will pay the death benefit as provided in your Contract.

DEATH PROCEEDS AFTER THE MATURITY DATE

If any Contract Owner or the Annuitant dies on or after the Maturity Date, the Company will pay the beneficiary a death benefit consisting of any benefit remaining under the annuity option then in effect.

                                 LIVING BENEFITS

--------------------------------------------------------------------------------

GUARANTEED MINIMUM WITHDRAWAL BENEFIT ("GMWB" OR "PRINCIPAL GUARANTEE")

For an additional charge, you may elect an optional rider for your Contract that provides a Guaranteed Minimum Withdrawal Benefit, or "GMWB". A GMWB rider is designed to protect your investment from poor market performance, as long as you do not withdraw more than a certain amount from your Contract each year.

AVAILABILITY AND ELIGIBILITY We offer several different GMWB riders so that you can choose the level of benefits and costs that makes the most sense for you. This prospectus offers several different GMWB riders, and the availability of each depends on when you purchase your Contract and your state of residence. The several GMWB riders described in this prospectus are called "GMWB I", "GMWB II", and "GMWB III" ; we may refer to any one of these as GMWB. The availability of each rider is shown below.

--------------------------------------------------------------------------------------------------------------
         NAME OF RIDER:                    GMWB I                    GMWB II                  GMWB III
--------------------------------------------------------------------------------------------------------------
ALSO CALLED:                         Principal Guarantee       Principal Guarantee       Principal Guarantee
                                                                                                Value
--------------------------------------------------------------------------------------------------------------
AVAILABILITY:                         Not available for       Available on or after     Available on or after
                                    purchase on or after        March 28, 2005 if         March 28, 2005 if
                                   March 28, 2005, unless    approved in your state    approved in your state
                                   GMWB II is not approved
                                        in your state
--------------------------------------------------------------------------------------------------------------


CURRENTLY, YOU MAY ELECT A GMWB RIDER ONLY AT THE TIME OF YOUR INITIAL PURCHASE OF THE CONTRACT. You may not elect a GMWB rider if you have also elected the GMAB rider offered under this Contract.

REMAINING BENEFIT BASE ("RBB") For all GMWB riders, the amount of your investment that is guaranteed is called the "remaining benefit base" or "RBB." Your initial RBB is equal to your initial Purchase Payment. If you added the GMWB after the initial purchase of the Contract, the Initial RBB is the Contract Value on the date the GMWB was added. The RBB is not a lump sum guarantee, rather, it is the amount that we guarantee to return to you through a series of payments that annually do not exceed a percentage of your RBB.

ANNUAL WITHDRAWAL BENEFIT ("AWB") The annual percentage of your RBB that is available for withdrawal is called the "annual withdrawal benefit" or "AWB". Each year you may take withdrawals that do not exceed your AWB until your RBB is depleted. Each year you may take your AWB monthly, annually, or on any payment schedule you request. You may take withdrawals in any dollar amount up to your AWB without affecting your guarantee. If you choose to receive only a part of, or none of, your AWB in any given year, your AWB in any subsequent year will not be increased. In that case you are choosing to deplete your RBB over a longer period of time.

The AWB is a percentage of your RBB and depends on which GMWB rider you select. Your initial AWB is calculated as a percentage of the RBB immediately before your first withdrawal:

--------------------------------------------------------------------------------------------------------------
                                           GMWB I                    GMWB II                  GMWB III
--------------------------------------------------------------------------------------------------------------
If you make your first                    5% of RBB                 5% of RBB                 5% of RBB
withdrawal before the 3rd
anniversary
after you purchase GMWB:
--------------------------------------------------------------------------------------------------------------
If you make your first                   10% of RBB                10% of RBB                 5% of RBB
withdrawal on or after the 3(rd)
anniversary after you purchase
GMWB:
--------------------------------------------------------------------------------------------------------------


ADDITIONAL PREMIUM Currently, additional Purchase Payments serve to increase your RBB and AWB. After each Purchase Payment your new RBB equals your RBB immediately prior to the Purchase Payment plus the dollar amount of the Purchase Payment. Your new AWB is equal to the AWB immediately prior to the Purchase Payment, plus a percentage of the Purchase Payment. We use the same percentage as that used to calculate your original AWB as shown above.

We reserve the right not to include additional Purchase Payments into the calculation of the RBB or AWB.

WITHDRAWALS When you make a withdrawal, your AWB remains the same as long as the sum of all of your withdrawals since the most recent anniversary of your purchase or reset of GMWB (or "GMWB Anniversary"), including the current withdrawal, does not exceed your AWB immediately prior to the current withdrawal. In such case your RBB is decreased to equal the RBB immediately prior to the withdrawal, less the dollar amount of the current withdrawal.

However, if you make a withdrawal so that the total of all your withdrawals since your GMWB anniversary, including the current withdrawal, exceeds your AWB immediately prior to the current withdrawal, we will recalculate both your RBB and AWB. The recalculation depends on which GMWB rider you select:

IF YOU SELECT GMWB II OR GMWB III:

     - To recalculate your RBB, we reduce your RBB by the greater of the dollar amount of your withdrawal, or a "partial withdrawal reduction". The partial withdrawal reduction is equal to 1) the RBB in effect immediately prior to the current withdrawal, multiplied by 2) the amount of the current withdrawal divided by 3) the Contract Value immediately prior to the current withdrawal.

     - To recalculate your AWB, we reduce your AWB by a partial withdrawal reduction, which is equal to 1) the AWB in effect immediately prior to the current withdrawal, multiplied by 2) the RBB immediately after the withdrawal divided by 3) the RBB immediately prior to the current withdrawal.

IF YOU PURCHASED GMWB I:

     - To recalculate your RBB, we reduce your RBB by a "partial withdrawal reduction". The partial withdrawal reduction is equal to 1) the RBB in effect immediately prior to the current withdrawal, multiplied by 2) the amount of the current withdrawal divided by 3) the Contract Value immediately prior to the current withdrawal.

     - To recalculate your AWB, we reduce your AWB by a partial withdrawal reduction, which is equal to 1) the AWB in effect immediately prior to the current withdrawal, multiplied by 2) the RBB immediately after the withdrawal divided by 3) the RBB immediately prior to the current withdrawal.

We will waive any surrender charge on amounts that you withdraw up to your AWB on amounts up to the amount withdrawn under our Managed Distribution Program, even if such annual amount withdrawn is greater than your free withdrawal allowance.

WITHDRAWAL EXAMPLES. The following examples are intended to illustrate the effect of withdrawals on your RBB and AWB, depending on which GMWB rider you select. The investment results shown are hypothetical and are not representative of past or future performance. Actual investment results may be more or less than those shown and will depend upon a number of factors, including the Variable Funding Options selected by you. The example does not reflect the deduction of fees and charges, withdrawal charges and applicable income taxes and penalties.

Assume your initial RBB is $100,000, your age is less than 70, and you take a withdrawal of $10,000 after your first GMWB Anniversary:

                   WITHDRAWAL EXAMPLE FOR GMWB II AND GMWB III

-------------------------------------------------------------------------------------------------------------------------
                          ASSUMES 10% GAIN ON INVESTMENT                        ASSUMES 10% LOSS ON INVESTMENT
-------------------------------------------------------------------------------------------------------------------------
               CONTRACT                                              CONTRACT
                 VALUE            RBB                AWB (5%)          VALUE            RBB                AWB (5%)
-------------------------------------------------------------------------------------------------------------------------
VALUES AS OF
-------------------------------------------------------------------------------------------------------------------------
INITIAL GMWB
PURCHASE       $100,000        $100,000               $5,000         $100,000        $100,000               $5,000
-------------------------------------------------------------------------------------------------------------------------
IMMEDIATELY
PRIOR TO
WITHDRAWAL     $110,000        $100,000               $5,000          $90,000        $100,000               $5,000
-------------------------------------------------------------------------------------------------------------------------
PARTIAL
WITHDRAWAL        N/A         (100,000 x           [5,000 x (1-         N/A         (100,000 x           [5,000 x (1-
REDUCTION                  10,000/110,000) =    90,000/100,000)] =               10,000/90,000) =     88,889/100,000)] =
(PWR)                            9,091                  500                           $11,111                $556
-------------------------------------------------------------------------------------------------------------------------
GREATER OF
PWR OR THE
DOLLAR AMOUNT                   $10,000                                               $11,111
OF THE
WITHDRAWAL                  (10,000>9,091)                                        (11,111>10,000)
-------------------------------------------------------------------------------------------------------------------------
CHANGE IN
VALUE DUE TO
WITHDRAWAL
(PARTIAL
SURRENDER
REDUCTION)      $10,000         $10,000                $500           $10,000         $11,111                $556
-------------------------------------------------------------------------------------------------------------------------
VALUE
IMMEDIATELY
AFTER
WITHDRAWAL     $100,000         $90,000               $4,500          $80,000         $88,889               $4,444
-------------------------------------------------------------------------------------------------------------------------


                          WITHDRAWAL EXAMPLE FOR GMWB I

-------------------------------------------------------------------------------------------------------------------------
                          ASSUMES 10% GAIN ON INVESTMENT                        ASSUMES 10% LOSS ON INVESTMENT
-------------------------------------------------------------------------------------------------------------------------
               CONTRACT                                              CONTRACT
                 VALUE            RBB                AWB (5%)          VALUE            RBB                AWB (5%)
-------------------------------------------------------------------------------------------------------------------------
VALUES AS OF
-------------------------------------------------------------------------------------------------------------------------
INITIAL GMWB
PURCHASE       $100,000        $100,000               $5,000         $100,000        $100,000               $5,000
-------------------------------------------------------------------------------------------------------------------------
IMMEDIATELY
PRIOR TO
WITHDRAWAL     $110,000        $100,000               $5,000          $90,000        $100,000               $5,000
-------------------------------------------------------------------------------------------------------------------------
IMMEDIATELY                     $90,909               $4,545                          $88,889               $4,444
AFTER
WITHDRAWAL               [100,000 -- (100,000         [(5,000                  [100,000 -- (100,000        [5,000 x
               $100,000    x10,000/110,000)]     x90,909/100,000)]    $80,000    x10,000/90,000)]      (88,889/100,000)]
-------------------------------------------------------------------------------------------------------------------------
CHANGE IN
VALUE DUE TO
WITHDRAWAL
(PARTIAL
SURRENDER
REDUCTION)      $10,000         $9,091                 $455           $10,000         $11,111                $556
-------------------------------------------------------------------------------------------------------------------------


TAX-QUALIFIED DISTRIBUTION PROGRAMS (GMWB II AND GMWB III ONLY). If you select GMWB II or GMWB III, subject to certain limitations and restrictions, your AWB will not incur a recalculation as a result of distributions taken under certain eligible Tax-Qualified Distribution Programs ("Tax-Qualified Distribution Programs"). Instead, such distributions will reduce the RBB by the amount of the withdrawal, and will not affect the AWB.

For purposes of GMWB II and GMWB III, the following Tax-Qualified Distribution Programs are eligible. Only certain types of distribution methods are eligible as described below. Please consult with your tax adviser to make sure you are eligible:

     - Distributions intended to satisfy the required minimum distribution rules under Internal Revenue Code ("Code") Section 401(a)(9) and the Treasury Regulations promulgated thereunder, as applicable, to:

          -    a qualified retirement plan (Code Section 401),

          -    a tax-sheltered annuity (Code Section 403(b)),

          -    an individual retirement account (Code Sections 408(a)),

          -    an individual retirement annuity (Code Section 408(b)), or

          -    a qualified deferred compensation plan (Code Section 457).

          Required minimum distribution must be calculated using the Uniform Life Table (described in Treasury Regulation Section 1.401(a)(9)-9, Q&A-2) and/or the Joint and Last Survivor Table (described in Treasury Regulation Section 1.401(a)(9)-9, Q&A-3), and for distributions where the employee (owner) dies before the entire interest is distributed as described in Code Section 401(a)(9)(B)(iii) calculated using the Single Life Table (described in Treasury Regulation Section 1.401(a)(9)-9, Q&A-1), as appropriate (each table as in effect as of January 1, 2004).

     - Distributions intended to satisfy the exception under Code Section 72(s)(2) to the required minimum distribution rules which apply after the death of the holder of a nonqualified annuity contract provided under Code Section 72(s)(1) for certain amounts payable over the life of a designated beneficiary;

     - Distributions intended to satisfy the exception under Code Section 72(t)(2)(A)(iv) from the 10% additional tax on early distributions from qualified retirement plans imposed by Code Section 72(t)(1) for certain amounts payable as part of a series of substantially equal periodic payments made for the life (or life expectancy) of the employee or the joint lives (or joint life expectancies) of such employee and his designated beneficiary, provided, however, the amount of the substantially equal periodic payments must be calculated under the required minimum distribution method set forth in the Internal Revenue Service Notice 89-25, 1989-1 C.B. 662 in Q&A-12 as amended by Revenue Ruling 2002-62, 2002-42 I.R.B. 710 (substantially equal periodic payments calculated under the fixed annuitization method or the fixed amortization method described in Q&A-12 of Notice 89-25 will not be considered a Tax-Qualified Distribution Program); or

     - Distributions intended to satisfy the exception under Code Section 72(q)(2)(D) from the 10% additional tax on early distributions from nonqualified annuity contracts imposed by Code Section 72(q)(1) for certain amounts payable as part of a series of substantially equal periodic payments made for the life (or life expectancy) of the Beneficiary or the joint lives (or joint life expectancies) of such Beneficiary and his designated beneficiary, provided, however, the amount of the substantially equal periodic payment must be calculated under the required minimum distribution method set forth in Internal Revenue Service Notice 89-25, 1989-1 C.B. 662 in Q&A-12 as amended by Internal Revenue Bulletin 2004-9, Notice 2004-15, page 526. (substantially equal periodic payments calculated under the fixed annuitization method or the fixed amortization method described in Q&A-12 of Notice 89-25 will not be considered a Tax-Qualified Distribution Program).

You are subject to the following limitations if you are taking distributions under a Tax-Qualified Distribution Program:

     - YOU MUST ENROLL IN OUR MANAGED DISTRIBUTION PROGRAM. If you do not enroll or if you cancel your enrollment, you can continue to make withdrawals under your GMWB rider, however your RBB and AWB may be subject to a recalculation. Under our Managed Distribution Program, you select the frequency of payments. You may change the frequency of your payments only once every two years after your GMWB Anniversary, and you may only make the change during the 30-day period after your GMWB Anniversary. At the time you purchase GMWB, your initial frequency of payment must be annual if you did not take distributions pursuant to your Tax-Qualified Distribution Program at your previous financial institution, unless you turn age 70 1/2 before the first GMWB anniversary.

          You are advised to take your required distributions prior to purchasing GMWB in order to have the choice of taking your distributions on a monthly, quarterly, semi-annual or annual basis. If you do not take your distribution before purchasing GMWB, you will be limited to taking annual distributions for the first two Contract Years after which time you can choose an alternate mode of distribution.

     - ANY WITHDRAWALS OUTSIDE OF THE PROGRAM MAY DECREASE YOUR BENEFIT. All withdrawals under your Contract must be made pursuant to the Tax-Qualified Distribution Program during any 12-month period after an anniversary of your purchase of GMWB (a "GMWB Year"). If during any GMWB Year you take any additional withdrawals that are not made pursuant to the Program, you can continue to make withdrawals under your GMWB rider, however for the remainder of the GMWB Year your RBB and AWB may be subject to a partial withdrawal reduction. To avoid any partial withdrawal reduction, all withdrawals under your Contract must be made pursuant to your Tax-Qualified Distribution Program.

RESET (GMWB I AND GMWB II ONLY). If you select GMWB I or GMWB II, you may choose to reset your RBB starting with the 5th year anniversary date of your GMWB purchase. In accordance with the terms of the rider we have established the following procedures for resets. If you elect to reset within 30 days prior to the end of the 5th contract year, your new RBB will be reset to equal your current Contract Value. If you do not reset on the 5th year anniversary, you will have the opportunity to elect to reset during the 30-day period prior to each anniversary following the date of your 5th year anniversary of your GMWB purchase. In the event that you elect a reset you will be eligible to reset your RBB again provided that 5 contract years have elapsed since the most recent reset, so long as your election is made during the 30-day period prior to the anniversary date of your GMWB purchase.

Each time you reset your RBB, your new AWB will equal a percentage of your new RBB. The percentage used is the same percentage used to calculate your AWB before the reset.

If you are age 95 and are taking withdrawals under a Tax-Qualified Distribution Program, you may not reset if you purchased GMWB II.

Depending on your Contract Value and the current fee for GMWB, it may not be beneficial to reset your RBB. Generally, it may be beneficial to reset your RBB if your Contract Value exceeds your RBB. However, the charge may increase if you elect to reset the RBB. (In such cases, the charge will never exceed the guaranteed maximum charge.) Further, if you reset your RBB, your new AWB may be higher or lower than your current AWB. In addition, the length of time over which you can expect to receive your RBB will be reset.

INVESTMENT RESTRICTIONS (GMWB II AND GMWB III ONLY)

We reserve the right to restrict allocations to a Variable Funding Option or limit the percentage of Contract value that may be allocated to a Variable Funding Option at any time. If we do so we would provide you with asset allocation requirements, and we reserve the right to require periodic rebalancing of Contract value allocated to Variable Funding Options according to specified percentages. We will provide no less than 30 days advanced written notice if we exercise our right to restrict or limit allocations to a Variable Funding Option and/or require periodic rebalancing between Variable Funding Options. Our ability to restrict allocations to a Variable Funding Option may be different depending on your state.

If we restrict allocations to a Variable Funding Option, as of the effective date of the restriction, we will no longer allow additional Purchase Payments to be applied, or transfers of Contract value to be allocated into the restricted Variable Funding Option. Any Contract value previously allocated to a restricted Variable Funding Option will not be subject to the restriction. If we impose a limit on the percentage of Contract value allocated to a Variable Funding Option, as of the effective date of the restriction, we will impose the limit on all subsequent allocations.

GMWB CHARGE. The charge for your GMWB rider is different depending on which version of GMWB you choose. For all GMWB riders, the charge is deducted each business day from amounts held in each Variable Funding Option. The current charge for each rider, on an annual basis, is shown below. Your current charge will not change unless you reset your benefits, at which time we may modify the charge. In such case the charge will never exceed 1.00%.

--------------------------------------------------------------------------------------------------------------
                                           GMWB I                    GMWB II                  GMWB III
--------------------------------------------------------------------------------------------------------------
Current Annual Charge                       0.40%                     0.50%                     0.25%
--------------------------------------------------------------------------------------------------------------
Maximum Annual Charge After a               1.00%                     1.00%                      N/A
Reset
--------------------------------------------------------------------------------------------------------------


MAXIMUM RBB. Although we have no current plans to do so, in the future we may impose a maximum RBB. If we do, we would stop including additional Purchase Payments into the calculation of your RBB. If we impose a maximum RBB for Purchase Payments or reset, the maximum RBB will never be less than the cumulative Purchase Payments to which we have previously consented.

Currently you must obtain our consent to purchase any RBB over $1 million. Purchase Payments under $1 million are not subject to a maximum RBB.

TERMINATION. Once you purchase GMWB I, you cannot cancel it. If you select GMWB II or GMWB III, you may terminate your rider at any time after the 5(th) anniversary of your purchase of GMWB. Once you terminate a GMWB III rider, you cannot re-elect it. You must request your termination in writing. All GMWB riders terminate automatically when you reach the maturity date of your Contract, if your Contract is assigned, or if the rider is exchanged for a similar rider offered by us.

OTHER INFORMATION ABOUT GMWB. If your Contract Value reaches zero, and you have purchased this benefit, the following will occur:

     - The AWB will continue to be paid to you until the RBB is depleted, not more frequently than monthly. Upon your death, your beneficiary will receive these payments. No other death benefit or optional benefit, if any, will be paid.

     - The total annual payment amount will equal the AWB and will never exceed your RBB, and

     - We will no longer accept subsequent Purchase Payments into the Contract.

If a spouse or beneficiary continues this Contract upon your death, and you had elected GMWB, all terms and conditions of this benefit would apply to the new owner.

Please refer to the Death Benefit section for information on how GMWB may impact your death benefit.

COMPARISON OF IMPORTANT DIFFERENCES AMONG THE GMWB RIDERS

The following chart may help you decide which version of GMWB is best for you.

--------------------------------------------------------------------------------------------------------------
                                           GMWB I                    GMWB II                  GMWB III
--------------------------------------------------------------------------------------------------------------
AWB                                  5% of RBB if first        5% of RBB if first             5% of RBB
                                   withdrawal before 3(rd)   withdrawal before 3(rd)
                                   anniversary 10% of RBB    anniversary 10% of RBB
                                   if first withdrawal on    if first withdrawal on
                                       or after 3(rd)            or after 3(rd)
                                         anniversary               anniversary
--------------------------------------------------------------------------------------------------------------
ANNUAL CHARGE                               0.40%                     0.50%                     0.25%
--------------------------------------------------------------------------------------------------------------
RESET                                        Yes                       Yes                       No
--------------------------------------------------------------------------------------------------------------
CAN I CANCEL MY GMWB?                        No               Yes, after the 5(th)      Yes, after the 5(th)
                                                               anniversary of GMWB       anniversary of GMWB
                                                                    purchase                  purchase
--------------------------------------------------------------------------------------------------------------
INVESTMENT RESTRICTIONS                      No                        Yes                       Yes
--------------------------------------------------------------------------------------------------------------
WAIVER OF RECALCULATION OF AWB               No                        Yes                       Yes
FOR DISTRIBUTIONS FROM TAX-
QUALIFIED PLANS
--------------------------------------------------------------------------------------------------------------


GUARANTEED MINIMUM ACCUMULATION BENEFIT ("GMAB")

We offer a Guaranteed Minimum Accumulation Benefit rider ("GMAB Rider") for an additional charge. The GMAB Rider guarantees that your Contract Value will not be less than a minimum amount at the end of a specified number of years. If your Contract Value is less than the minimum guaranteed amount on the Rider Maturity Date, we will apply additional amounts to increase your Contract Value so that it is equal to the guaranteed amount. If you elect the GMAB Rider, we require that you allocate your Contract Value according to certain limitations and restrictions, and agree to periodic rebalancing of your Contract Value.

Currently, the GMAB Rider may only be elected at the time that you purchase your Contract. We may make the GMAB Rider available to Contracts after their effective date at a later date subject to certain additional terms and restrictions. You may not elect the GMAB Rider if you have also elected the GMWB Rider offered under the Contract.

BENEFIT DESCRIPTION & KEY TERMS

If you elect the GMAB Rider, we guarantee that if your Contract Value is less than your Benefit Base (defined below) on the Rider Maturity Date (defined below), we will apply additional amounts to your Contract to increase your Contract Value so that it is equal to the Benefit Base. Any additional amounts that we apply to your Contract to increase the Contract Value to equal the Benefit Base will be allocated to the money market Subaccount on the Rider Maturity Date. Any such additional amounts will be treated as earnings under your Contract, and will not be subject to a withdrawal charge once they are applied to your Contract.

If your Contract Value is equal to or greater than the Benefit Base on the Rider Maturity Date, the GMAB Rider will terminate and no additional amounts will be applied to your Contract.

Benefit Base: The Benefit Base is equal to the Base Calculation Amount on the Rider Maturity Date and represents the minimum Contract Value that we guarantee on such date. We do not guarantee the Benefit Base on any day other than the Rider Maturity Date. The Benefit Base will not be available for withdrawal nor will it be used to calculate any benefits under the Contract prior to the Rider Maturity Date. The Benefit Base can never be less than zero.

Base Calculation Amount: We calculate the Base Calculation Amount to determine the Benefit Base. On the Rider Effective Date, the Base Calculation Amount is equal to your initial Purchase Payment. Aggregate Purchase Payments over $1 million are subject to our consent, including our consent to limit the Base Calculation Amount applicable to your GMAB Rider. We may impose a maximum Base Calculation Amount (and thereby, a maximum Benefit Base) in the future for Contract Owners who elect the GMAB Rider, but the maximum Base Calculation Amount will never be less than the Base Calculation Amount to which we have previously consented. We reserve the right to restrict increases in your maximum Base Calculation Amount based on subsequent Purchase Payments if such Purchase Payments would cause you Base Calculation Amount to be greater than our maximum Base Calculation Amount. We will not limit or impose a maximum Base Calculation Amount if your aggregate Purchase Payments are under $1 million. If you purchase more than one contract issued by the Company in the same calendar year and elect the GMAB Rider on each contract, the $1,000,000 Benefit Base maximum may be applied to the aggregate Benefit Base for all contracts. State variations may apply.

The Base Calculation Amount will not be used to calculate any benefits under the Contract, other than the GMAB Rider Liquidity Option described below. The Base Calculation Amount can never be less than zero. The Base Calculation Amount may change between the Rider Effective Date and Rider Maturity Date if you make additional Purchase Payments or request withdrawals from your Contract.

     - If you make an additional Purchase Payment(s) within 12 months after the Rider Effective Date, we will increase the Base Calculation Amount by the amount of the Purchase Payment. If you make an additional Purchase Payment(s) more than 12 months after the Rider Effective Date, we will not increase the Base Calculation Amount; however your Contract Value will increase, reflecting the amount of the Purchase Payment. Therefore, Purchase payments made more than 12 months after the Rider Effective Date may have a significant impact on whether a benefit is due under the GMAB Rider. Even if Purchase Payments made prior to and during the 12-month period after the Rider Effective Date lose significant value, if on the Rider Maturity Date the Contract Value, which includes all Purchase Payments, is equal to or greater than the Benefit Base, which includes all the Purchase Payments prior to or during that 12-month period, then no benefit is due. You should consider this prior to making an additional Purchase Payment more than 12 months after the Rider Effective Date. The GMAB Rider may not be appropriate for you if you anticipate making Purchase Payments after the 12-month period.

     - If you request a partial withdrawal, we will decrease the Base Calculation Amount in effect as of the date of the request by the actual dollar amount of the withdrawal or the Partial Withdrawal Reduction amount, whichever is greater. The Partial Withdrawal Reduction amount is equal to the Base Calculation Amount in effect immediately prior to the reduction for the partial withdrawal multiplied by the actual amount of the partial withdrawal divided by the Contract Value immediately prior to the partial withdrawal. When determining the impact of a partial withdrawal on the Base Calculation Amount, the actual amount of the partial withdrawal will include any withdrawal charges and taxes that were deducted at the time of the partial withdrawal.

Rider Maturity Date: The Rider Maturity Date is the anniversary of the Rider Effective Date that corresponds to the number of years you elect as the Rider Period (described below).

Rider Period: The Rider Period is the number of years you select between the Rider Effective Date and the Rider Maturity Date. Currently, we only offer a Rider Period of ten (10) years. We may offer Rider Periods of lesser or greater duration available in the future, subject to additional terms, conditions and limitations.

EXAMPLES OF BENEFIT BASE/BASE CALCULATION AMOUNT

Below are examples of how we determine the Benefit Base and Base Calculation Amount, as well as examples showing the impact of subsequent Purchase Payments and partial withdrawals. For purposes of each example below, assume that you elect the GMAB Rider on the effective date of your Contract and that your initial Purchase Payment is $100,000.

The example below illustrates the impact of the guarantee provided under the GMAB Rider assuming that your Contract Value increases or decreases during the Rider Period.

                EXAMPLES OF GMAB RIDER ON THE RIDER MATURITY DATE

-------------------------------------------------------------------------------------------------------------------
                           INCREASING CONTRACT VALUE                           DECLINING CONTRACT VALUE
-------------------------------------------------------------------------------------------------------------------
                                      BASE                                               BASE
                   CONTRACT       CALCULATION                         CONTRACT       CALCULATION
                    VALUE            AMOUNT        BENEFIT BASE        VALUE            AMOUNT        BENEFIT BASE
-------------------------------------------------------------------------------------------------------------------
VALUE AS OF
GMAB RIDER
EFFECTIVE
DATE               $100,000         $100,000      Not Applicable      $100,000         $100,000      Not Applicable
-------------------------------------------------------------------------------------------------------------------
VALUE AS OF
RIDER
MATURITY DATE      $110,000         $100,000         $100,000         $90,000          $100,000         $100,000
-------------------------------------------------------------------------------------------------------------------
AMOUNT
APPLIED TO
CONTRACT
VALUE DUE TO
GMAB RIDER                           $0(1)                                            $10,000(2)
-------------------------------------------------------------------------------------------------------------------


(1) If your Contract Value on the GMAB Rider Maturity Date is equal to or greater than the Benefit Base, we will not apply any additional amounts to your Contract Value. Your GMAB Rider will terminate and we will no longer deduct the annual charge for the rider.
(2) If your Contract Value on the GMAB Rider Maturity Date is less than the Benefit Base, we will apply additional amounts to your Contract Value so that it is equal to the Benefit Base. The additional amount will be added to the money market Subaccount.

The example below illustrates the impact of making an additional $10,000 Purchase Payment while the GMAB Rider is in effect, specifically the different manner in which we will treat Purchase Payments for purpose of determining the Base Calculation Amount based on when the Purchase Payment is made.

  EXAMPLES OF ADDITIONAL PURCHASE PAYMENTS -- IMPACT ON BASE CALCULATION AMOUNT

-------------------------------------------------------------------------------------------------------------------
                  ADDITIONAL PURCHASE PAYMENT WITHIN 12 MONTHS       ADDITIONAL PURCHASE PAYMENT AFTER 12 MONTHS
-------------------------------------------------------------------------------------------------------------------
                                                       BASE                                               BASE
                   CONTRACT         PURCHASE       CALCULATION        CONTRACT         PURCHASE       CALCULATION
                    VALUE           PAYMENT           AMOUNT           VALUE           PAYMENT           AMOUNT
-------------------------------------------------------------------------------------------------------------------
VALUE AS OF
GMAB RIDER
EFFECTIVE
DATE               $100,000         $100,000         $100,000         $100,000         $100,000         $100,000
-------------------------------------------------------------------------------------------------------------------
VALUE BEFORE
ADDITIONAL
PURCHASE
PAYMENT            $110,000      Not Applicable      $100,000         $110,000      Not Applicable      $100,000
-------------------------------------------------------------------------------------------------------------------
VALUE AFTER
ADDITIONAL
PURCHASE
PAYMENT            $120,000         $10,000          $110,000         $120,000         $10,000          $100,000
-------------------------------------------------------------------------------------------------------------------


The example below illustrates the impact of making a $10,000 partial withdrawal while the GMAB Rider is in effect, specifically the difference in the manner in which a partial withdrawal affects your Base Calculation Amount in an increasing market versus a decreasing market. The example assumes that the partial withdrawal does not qualify under the GMAB Rider Liquidity Option described below.

      EXAMPLES OF PARTIAL WITHDRAWALS -- IMPACT ON BASE CALCULATION AMOUNT

---------------------------------------------------------------------------------------------------------------------------
                                                    ASSUMING INCREASING CONTRACT VALUE
---------------------------------------------------------------------------------------------------------------------------
                                             BASE                                                        REDUCTION TO BASE
                     CONTRACT             CALCULATION       PARTIAL WITHDRAWAL     PARTIAL SURRENDER        CALCULATION
                       VALUE                AMOUNT                AMOUNT               REDUCTION              AMOUNT
---------------------------------------------------------------------------------------------------------------------------
VALUE AS OF
GMAB RIDER
EFFECTIVE
DATE                 $100,000              $100,000           Not Applicable        Not Applicable        Not Applicable
---------------------------------------------------------------------------------------------------------------------------
VALUE
IMMEDIATELY
PRIOR TO
PARTIAL
WITHDRAWAL           $110,000              $100,000           Not Applicable        Not Applicable        Not Applicable
---------------------------------------------------------------------------------------------------------------------------
VALUE
IMMEDIATELY                                                                           [100,000 x
FOLLOWING
PARTIAL                                                                            10,000/110,000] =
WITHDRAWAL           $100,000               $90,000               $10,000               $9,091                $10,000
---------------------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------------------
                                                     ASSUMING DECLINING CONTRACT VALUE
---------------------------------------------------------------------------------------------------------------------------
                                             BASE                                                        REDUCTION TO BASE
                     CONTRACT             CALCULATION       PARTIAL WITHDRAWAL     PARTIAL SURRENDER        CALCULATION
                       VALUE                AMOUNT                AMOUNT               REDUCTION              AMOUNT
---------------------------------------------------------------------------------------------------------------------------
VALUE AS OF
GMAB RIDER
EFFECTIVE
DATE                 $100,000              $100,000           Not Applicable        Not Applicable        Not Applicable
---------------------------------------------------------------------------------------------------------------------------
VALUE
IMMEDIATELY
PRIOR TO
PARTIAL
WITHDRAWAL            $90,000              $100,000           Not Applicable        Not Applicable        Not Applicable
---------------------------------------------------------------------------------------------------------------------------
VALUE
IMMEDIATELY                                                                           [100,000 x
FOLLOWING
PARTIAL                                                                            10,000/90,000] =
WITHDRAWAL            $80,000               $88,889               $10,000               $11,111               $11,111
---------------------------------------------------------------------------------------------------------------------------


INVESTMENT LIMITATIONS/RESTRICTIONS/REBALANCING

If you elect the GMAB Rider, your Contract will be subject to additional limitations and restrictions on your right to allocate Contract Value among the Subaccounts, your right to request transfers between Subaccounts and your right to allocate Purchase Payments to Subaccounts.

We classify each Subaccount as Class A or Class B based on our assessment of the relative risk and volatility of the Underlying Fund in which the Subaccount invests. Subaccounts that we classify as "Class A" will generally invest in Underlying Funds that invest primarily in equity securities, or securities that we believe will approximate the relative volatility and relative risk of equity securities. Subaccounts that we classify as "Class B" will generally invest in Underlying Funds that invest primarily in debt securities or cash. A Subaccount that invests in an Underlying Fund that invests in a combination of equity securities and debt securities will be classified as either Class A or Class B. We have sole discretion to determine whether a Subaccount is classified as Class A or Class B. We reserve the right to change the classification of a Subaccount from Class A to Class B or from Class B to Class A. Any change in Subaccount classification will apply to Contract Owners who elect the GMAB Rider after the effective date of the change in classification, as well as existing Contract Owner who have the GMAB Rider in force as of the effective date of the change in classification.

You will be required to establish a personal allocation profile at the time that you elect the GMAB Rider specifying the Subaccounts and the allocation percentages for each Subaccount in which you intend to allocate your initial Purchase Payment and any credits that we apply to your initial Purchase Payment. Your personal allocation profile will remain in effect for any additional Purchase Payments you make until you elect to change it. Your personal allocation profile may include any combination of Class A and Class B Subaccounts so long as the overall allocation does not violate the limitations and restrictions described below.

You may only allocate up to 80% of your initial Purchase Payment and any credits that we apply to your initial Purchase Payment to Subaccounts that we classify as Class A. You must allocate 20% or more of your initial Purchase Payment and any credits that we apply to your initial Purchase Payment to Subaccounts that we classify as Class B.

Any time that you request a transfer of Contract Value between Subaccounts or make an additional Purchase Payment, you must comply with the following limitations or restrictions:

     - You may allocate your Contract Value in one or more of the Class A Subaccounts that you choose; however, you may only allocate up to 80% of your Contract Value to Subaccounts that we classify as Class A.

     - You may allocate your Contract Value in one or more of the Class B Subaccounts that you choose; however, you must allocate 20% or more of your Contract Value to Subaccounts that we classify as Class B.

     - If you make an additional Purchase Payment, you can only allocate up to 80% of the Purchase Payment to Subaccounts that we classify as Class A.

     - If you make an additional Purchase Payment, you must allocate 20% or more of the Purchase Payment to Subaccounts that we classify as Class B.

Any request to transfer Contract Value or allocate subsequent Purchase Payments that would violate these limitations and restrictions will be rejected. You will be required to submit a new request that complies with the applicable limitation or restriction. We will not be responsible for any financial impact caused by delays in processing your transaction if your request is rejected because it does not comply with an applicable limitation or restriction.

Rebalancing: On a quarterly basis, we will rebalance your Contract Value according to the current personal allocation profile that you chose for Class A and Class B Subaccounts. Unless you instruct us otherwise, we will rebalance your Contract Value in each Class A and Class B Subaccount, respectively, according to the relative proportions indicated in your personal allocation profile.

Below is a list of the Subaccounts that are currently classified as Class B Subaccounts. All remaining Subaccounts offered under the Contract are classified as Class A Subaccounts.

                                      CLASS B SUBACCOUNTS/
                                        UNDERLYING FUNDS
                    --------------------------------------------------------
                          FRANKLIN TEMPLETON VARIABLE INSURANCE
                            PRODUCTS TRUST
                            Franklin Income Securities Fund
                          LEGG MASON PARTNERS VARIABLE INCOME TRUST
                            Legg Mason Partners Variable Adjustable
                               Rate Income Portfolio
                            Legg Mason Partners Variable High Income
                               Portfolio
                            Legg Mason Partners Variable Money Market
                               Portfolio
                          MET INVESTORS SERIES TRUST
                            Pioneer Strategic Income Portfolio
                            PIMCO Inflation Protected Bond Portfolio
                          METROPOLITAN SERIES FUND, INC.
                            BlackRock Bond Income Portfolio
                          PIMCO VARIABLE INSURANCE TRUST
                            Total Return Portfolio


GMAB RIDER LIQUIDITY OPTION

During the 90-day period prior to the 5th anniversary of the Rider Effective Date, you may request a partial withdrawal of up to 15% of the Base Calculation Amount immediately prior to the request. Under this option, we will reduce the Base Calculation Amount by the dollar amount of the withdrawal so long as the withdrawal does not exceed the amount available for withdrawal under this provision. If you request a partial withdrawal greater than 15% of the Base Calculation Amount, we will reduce the Base Calculation Amount by the dollar amount of the withdrawal for amounts withdrawn up to the 15% limit and, for the excess amount, we will reduce the Base Calculation Amount as described above under the sub-section "Base Calculation Amount." Any partial withdrawal you make under this provision will be made free of withdrawal charges that would otherwise apply under the terms of your Contract. Additionally, any withdrawals taken under this feature will reduce your Free Withdrawal Allowance under the Contract.

This feature can only be exercised once before the Rider Maturity Date and must occur during the 90-day period prior to the 5th anniversary of the Rider Effective Date. We reserve the right to require you to exercise your rights under this provision on the anniversary of your Rider Effective Date. You must notify us in a form acceptable to us that you are exercising your rights under this GMAB Rider Liquidity Option.

CANCELLATION OF THE GMAB RIDER

You may elect to cancel the GMAB Rider at any time after the 5th anniversary of the GMAB Rider Effective Date. Upon cancellation, we will no longer deduct the annual charge for the GMAB Rider. Upon cancellation of the GMAB Rider, all rights and benefits under the GMAB Rider will cease. Upon cancellation, we will no longer apply any of the investment limitations and restrictions described above.

GMAB Rider Exchange Option -- If, during the 90-day period following the 5th anniversary of the Rider Effective Date, your Contract Value is greater than the Base Calculation Amount, you may elect to cancel the GMAB Rider and simultaneously elect either a new GMAB Rider or a GMWB Rider. You will be required to meet any eligibility requirements that apply to each rider at the time you make the election.

          Exchange for New GMAB Rider: If you elect to cancel the GMAB Rider and elect the GMAB Rider that we make available under this Rider Exchange Option, the Rider Effective Date for your new GMAB Rider will be the date we receive your request in good order. Your new GMAB Rider will be subject to a new Rider Maturity Date. The Benefit Base of your prior GMAB Rider will not apply to the new GMAB Rider. Your Contract Value as of the date you elect to exchange your GMAB Rider will be used to determine your initial Base Calculation Amount for the new rider. The new GMAB Rider will be subject to a new charge that may be higher or lower than the charge you paid for your original GMAB Rider. The GMAB Rider that we make available under this Rider Exchange Option will always feature a ten year Rider Period and may include other Rider Period durations.

          Exchange for GMWB Rider: If you elect to cancel the GMAB Rider and elect the GMWB Rider that we make available under this Rider Exchange Option, the Rider Effective Date for your GMWB Rider will be the date we receive your request. The GMWB Rider that we make available under this Rider Exchange Option will feature a 10% minimum annual withdrawal amount. The GMWB Rider will be subject to the charge then in effect for a GMWB Rider that is offered under this Rider Exchange Option.

TERMINATION

The GMAB Rider will terminate on the earliest to occur of: (1) the Rider Maturity Date; (2) the date you elect to begin receiving Annuity Payments under the Contract; (3) the date you fully surrender your Contract; (4) the date you elect to cancel the GMAB Rider (including assignments); (5) the date we receive Due Proof of Death if the surviving spouse or beneficiary does not elect to continue the Contract (if allowed); or (6) the date the GMAB Rider is cancelled and replaced with a new GMAB Rider or GMWB Rider under the Rider Exchange Option.

The annual charge for the GMAB Rider will no longer be deducted and all guarantees will cease when the rider is terminated. Further, any investment limitations and restrictions will no longer apply after the GMAB Rider is terminated. If the GMAB Rider is terminated before the Rider Maturity Date, the Benefit Base will not be paid.

CHARGE FOR GMAB

If you elect the GMAB Rider, we will deduct an additional charge on each business day that is equal to an annual charge of 0.50% from your Contract Value invested in the Subaccounts. The charge will be applied and will not change from the Rider Effective Date until the Rider Maturity Date unless the rider is cancelled or terminates prior to such date. If you elect to terminate the GMAB Rider prior to the Rider Maturity Date, the charge will no longer be deducted. If you elect to exchange this GMAB Rider and elect a new GMAB Rider under the Rider Exchange Option (described above), the current charge in effect for the GMAB rider will be applied, which may be higher or lower than the charge you paid for this rider.

ADDITIONAL CONSIDERATIONS

     - Your Contract cannot have any outstanding loans if you elect the GMAB Rider. Further, you may not request a loan from your Contract if you have previously elected the GMAB Rider.

     - If you die while the GMAB Rider is in effect, and your surviving spouse or Beneficiary elects to continue the Contract under the spousal contract continuance or beneficiary contract continuance provision, then the GMAB Rider will remain in effect and will continue until the Rider Maturity Date.

     - Any DCA Program that is in effect while the GMAB Rider is in effect must meet the investment limitations and restrictions of the GMAB Rider, as described above. In addition, you may not request a DCA Program that makes transfers from Class B Subaccounts to Class A Subaccounts.

     - If you are expecting to request withdrawals from your Contract, including withdrawals intended to satisfy required minimum distribution requirements, the impact of such withdrawals on the guarantees provided under the GMAB Rider will make the rider less valuable.

                               THE ANNUITY PERIOD

--------------------------------------------------------------------------------

MATURITY DATE

Under the Contract, you can receive regular payments ("Annuity Payments"). You can choose the month and the year in which those payments begin ("Maturity Date"). You can also choose among payout options or elect a lump sum distribution. While the Annuitant is alive, you can change your selection any time up to the Maturity Date. Annuity Payments will begin on the Maturity Date stated in the Contract unless (1) you fully surrendered the Contract; (2) we paid the proceeds to the beneficiary before that date; or (3) you elected another date. Annuity Payments are a series of periodic payments (a) for life;
(b) for life with a minimum number of payments assured; (c) for the joint lifetime of the Annuitant and another person, and thereafter during the lifetime of the survivor; or (d) for a fixed period. We may require proof that the Annuitant is alive before we make Annuity Payments. Not all options may be available in all states. Please be aware that once the Contract is annuitized, you are ineligible to receive the death benefit you have selected and any living benefit rider is terminated.

Unless you elect otherwise, the Maturity Date will be the Annuitant's 90(th) birthday or ten years after the effective date of the Contract, if later (this requirement may be changed by us). For Qualified Contracts, the Maturity Date will be the Annuitant's 70(th) birthday unless you elect an earlier date. (In certain states, the Maturity Date elected may not be later than the Annuitant's 90(th) birthday; refer to your Contract.) (For Contracts issued in Florida and New York, the Maturity Date you elect may not be later than the Annuitant's 90(th) birthday.)

At least 30 days before the original Maturity Date, you may elect to extend the Maturity Date to any time prior to the Annuitant's 90th birthday or to a later date with our consent. You may use certain annuity options taken at the Maturity Date to meet the minimum required distribution requirements of federal tax law, or you may use a program of withdrawals instead. These mandatory distribution requirements take effect generally upon the death of the Contract Owner, or with certain Qualified Contracts upon either the later of the Contract Owner's attainment of age 70 1/2 or year of retirement; or the death of the Contract Owner. You should seek independent tax advice regarding the election of minimum required distributions.

ALLOCATION OF ANNUITY

You may elect to receive your Annuity Payments in the form of a variable annuity, a fixed annuity, or a combination of both. If, at the time Annuity Payments begin, you have not made an election, we will apply your Cash Surrender Value to provide an annuity funded by the same funding options as you have selected during the accumulation period. At least 30 days before the Maturity Date, you may transfer the Contract Value among the funding options in order to change the basis on which we will determine Annuity Payments. (See "Transfers.")

VARIABLE ANNUITY

You may choose an annuity payout that fluctuates depending on the investment experience of the Variable Funding Options. We determine the number of Annuity Units credited to the Contract by dividing the first monthly Annuity Payment attributable to each Variable Funding Option by the corresponding Accumulation Unit value as of 14 days before the date Annuity Payments begin. We use an Annuity Unit to measure the dollar value of an Annuity Payment. The number of Annuity Units (but not their value) remains fixed during the annuity period.

DETERMINATION OF FIRST ANNUITY PAYMENT. Your Contract contains the tables we use to determine your first monthly Annuity Payment. If you elect a variable annuity, the amount we apply to it will be the Cash Surrender Value as of 14 days before the date Annuity Payments begin, less any applicable premium taxes not previously deducted.

The amount of your first monthly payment depends on the annuity option you elected and the Annuitant's adjusted age. Your Contract contains the formula for determining the adjusted age. We determine the total first monthly Annuity Payment by multiplying the benefit per $1,000 of value shown in the Contract tables by the number of thousands of dollars of Contract Value you apply to that annuity option. The Contract tables factor in an assumed daily net investment factor of 3.0%. We call this your net investment rate. Your net investment rate of 3% corresponds to an annual interest rate of 3%. This means that if the annualized investment performance, after expenses, of your Variable Funding Options is less than 3%, then the dollar amount of your variable Annuity Payments will decrease. However, if the annualized investment performance, after expenses, of your Variable Funding Options is greater than 3%, then the dollar amount of your variable Annuity Payments will increase.

DETERMINATION OF SECOND AND SUBSEQUENT ANNUITY PAYMENTS. The dollar amount of all subsequent Annuity Payments changes from month to month based on the investment experience, as described above, of the applicable funding options. The total amount of each Annuity Payment will equal the sum of the basic payments in each funding option. We determine the actual amounts of these payments by multiplying the number of Annuity Units we credited to each funding option by the corresponding Annuity Unit value as of the date 14 days before the date the payment is due.

FIXED ANNUITY

You may choose a fixed annuity that provides payments that do not vary during the annuity period. We will calculate the dollar amount of the first fixed Annuity Payment as described under "Variable Annuity," except that the amount we apply to begin the annuity will be your Cash Surrender Value as of the date Annuity Payments begin. Payout rates will not be lower than that shown in the Contract. If it would produce a larger payment, the first fixed Annuity Payment will be determined using the Annuity Tables in effect on the Maturity Date.

                                 PAYMENT OPTIONS

--------------------------------------------------------------------------------

ELECTION OF OPTIONS

While the Annuitant is alive, you can change your annuity option selection any time up to the Maturity Date. Once Annuity Payments have begun, no further elections are allowed.

During the Annuitant's lifetime, if you do not elect otherwise before the Maturity Date, we will pay you (or another designated payee) the first of a series of monthly Annuity Payments based on the life of the Annuitant, in accordance with Annuity Option 2 (Life Annuity with 120 monthly payments assured). For certain Qualified Contracts, Annuity Option 4 (Joint and Last Survivor Life Annuity -- Annuity Reduced on Death of Primary Payee) will be the automatic option as described in the Contract. (See "Annuity Options.")

The minimum amount that can be placed under an annuity option will be $2,000 unless we agree to a lesser amount. If any monthly periodic payment due is less than $100, the Company reserves the right to make payments at less frequent intervals, or to pay the Contract Value in a lump-sum.

On the Maturity Date, we will pay the amount due under the Contract in accordance with the payment option that you select. You may choose to receive a single lump-sum payment. You must elect an option in writing, in a form satisfactory to the Company. Any election made during the lifetime of the Annuitant must be made by the Contract Owner.

ANNUITY OPTIONS

Subject to the conditions described in "Election of Options" above, we may pay all or any part of the Cash Surrender Value under one or more of the following annuity options. Payments under the annuity options are generally made on a monthly basis. We may offer additional options.

Option 1 -- Life Annuity -- No Refund. The Company will make Annuity Payments during the lifetime of the Annuitant ending with the last payment before death. This option offers the maximum periodic payment, since there is no assurance of a minimum number of payments or provision for a death benefit for beneficiaries.

Option 2 -- Life Annuity with 120, 180 or 240 Monthly Payments Assured. The Company will make monthly Annuity Payments during the lifetime of the Annuitant, with the agreement that if, at the death of that person, payments have been made for less than 120, 180 or 240 months, as elected, we will continue making payments to the beneficiary during the remainder of the period.

Option 3 -- Joint and Last Survivor Life Annuity -- No Refund. The Company will make regular Annuity Payments during the lifetime of the Annuitant and a second person. When either person dies, we will continue making payments to the survivor. No further payments will be made following the death of the survivor.

Option 4 -- Joint and Last Survivor Life Annuity -- Annuity Reduced on Death of Primary Payee. The Company will make Annuity Payments during the lifetimes of the Annuitant and a second person. You will designate one as primary payee, and the other will be designated as secondary payee. On the death of the secondary payee, the Company will continue to make monthly Annuity Payments to the primary payee in the same amount that would have been payable during the joint lifetime of the two persons. On the death of the primary payee, the Company will continue to make Annuity Payments to the secondary payee in an amount equal to 50% of the payments, which would have been made during the lifetime of the primary payee. No further payments will be made once both payees have died.

Option 5 -- Payments for a Fixed Period without Life Contingency. We will make periodic payments for the period selected. This option may not satisfy the minimum required distribution rules for Qualified Contracts. Consult a tax adviser before electing this option.

Option 6 -- Other Annuity Options. We will make any other arrangements for Annuity Payments as may be mutually agreed upon.

VARIABLE LIQUIDITY BENEFIT

This benefit is only offered with the annuity option "Payments for a Fixed Period without Life Contingency."

At any time after annuitization and before death, the Contract Owner may surrender and receive a payment equal to (A) minus (B), where (A) equals the present value of remaining certain payments, and (B) equals a withdrawal charge not to exceed the maximum withdrawal charge rate shown on the specifications page of the Contract multiplied by (A). The interest rate used to calculate the present value is a rate 1% higher than the Assumed (Daily) Net Investment Factor used to calculate the Annuity Payments. The remaining period certain payments are assumed to be level payments equal to the most recent period certain payment prior to the request for this liquidity benefit. A withdrawal charge is not imposed if the surrender is made after the expiration of the withdrawal charge period shown on the specifications page of the Contract.

                        MISCELLANEOUS CONTRACT PROVISIONS

--------------------------------------------------------------------------------

RIGHT TO RETURN

You may return the Contract for a full refund of the Contract Value plus any Contract charges and premium taxes you paid (but not any fees and charges the Underlying Fund assessed) within ten days after you receive it (the "right to return period"). You bear the investment risk of investing in the Variable Funding Options during the right to return period; therefore, the Contract Value we return may be greater or less than your Purchase Payment.

If you purchase the Contract as an Individual Retirement Annuity, and return it within the first seven days after delivery, or longer if your state law permits, we will refund your Purchase Payment in full; during the remainder of the right to return period, we will refund the Contract Value (including charges).

We will determine the Contract Value following the close of the business day on which we receive your Contract and a Written Request for a refund. Where state law requires a different period, or the return of Purchase Payments or other variations of this provision, we will comply. Refer to your Contract for any state-specific information.

TERMINATION

We reserve the right to terminate the Contract on any business day if your Contract Value as of that date is less than $2,000 and you have not made Purchase Payments for at least two years, unless otherwise specified by state law. Accordingly, no Contract will be terminated due solely to negative investment performance. Termination will not occur until 31 days after we have mailed notice of termination to your last known address and to any assignee of record. If we terminate the Contract, we will pay you the Cash Surrender Value less any applicable taxes. In certain states, we may be required to pay you the Contract Value. Federal tax law may impose additional restrictions on our right to terminate your traditional IRA, Roth IRA or other Qualified Contract.

REQUIRED REPORTS

As often as required by law, but at least once in each Contract Year before the due date of the first Annuity Payment, we will furnish a report showing the number of Accumulation Units credited to the Contract and the corresponding Accumulation Unit value(s) as of the report date for each funding option to which the Contract Owner has allocated amounts during the applicable period. The Company will keep all records required under federal and state laws.

SUSPENSION OF PAYMENTS

The Company reserves the right to suspend or postpone the date of any payment or determination of values on any business day (1) when the New York Stock Exchange ("the Exchange") is closed; (2) when trading on the Exchange is restricted; (3) when an emergency exists, as determined by the SEC, so that the sale of securities held in the Separate Account may not reasonably occur, or so that the Company may not reasonably determine the value the Separate Account's net assets; or (4) during any other period when the SEC, by order, so permits for the protection of security holders. At any time, payments from the Fixed Account may be delayed up to 6 months.

                              THE SEPARATE ACCOUNTS

--------------------------------------------------------------------------------

The Company sponsors Separate Account Nine and Separate Account Ten. When we refer to the Separate Account, we are referring to Separate Account Nine, except where the Contract was originally issued by MLACC, in which case, we are referring to Separate Account Ten. (See "The Insurance Company" .) Both Separate Account Nine and Separate Account Ten were established on June 18, 1999 and are registered with the SEC as unit investment trusts under the Investment Company Act of 1940, as amended. We will invest Separate Account assets attributable to the Contracts exclusively in the shares of the Variable Funding Options.

We anticipate merging Separate Account Nine and Separate Account Ten with and into another separate account of the Company (the MetLife of CT Separate Account Eleven for Variable Annuities) during the fourth quarter of 2008 at the earliest, subject to regulatory approval. This merger will have no effect on the provisions of, and the rights and obligations under, the Contract. Similarly, the merger will not have any adverse impact on your Contract Value or any tax consequences for you.

We hold the assets of the Separate Account for the exclusive and separate benefit of the owners of each Separate Account, according to the laws of Connecticut. Income, gains and losses, whether or not realized, from assets allocated to the Separate Account are, in accordance with the Contracts, credited to or charged against the Separate Account without regard to other income, gains and losses of the Company. The assets held by the Separate Account are not chargeable with liabilities arising out of any other business that we may conduct. Obligations under the Contract are obligations of the Company. Any obligations that exceed the assets in the Separate Account are payable by the Company's general account. The amount of the guaranteed death benefit that exceeds the Contract Value is paid from the Company's general account. Benefit amounts paid from the general account are subject to the financial strength and claims-paying ability of the Company.

All investment income and other distributions of the funding options are payable to the Separate Account. We reinvest all such income and/or distributions in shares of the respective funding option at net asset value. Shares of the funding options are currently sold only to life insurance company separate accounts to fund variable annuity and variable life insurance contracts.

Certain variable annuity separate accounts and variable life insurance separate accounts may invest in the funding options simultaneously (called "mixed" and "shared" funding). It is conceivable that in the future it may be disadvantageous to do so. Although the Company and the Variable Funding Options do not currently foresee any such disadvantages either to variable annuity contract owners or variable life policy owners, each Underlying Fund's Board of Directors intends to monitor events in order to identify any material conflicts between them and to determine what action, if any, should be taken. If a Board of Directors was to conclude that separate funds should be established for variable life and variable annuity separate accounts, the variable annuity contract owners would not bear any of the related expenses, but variable annuity contract owners and variable life insurance policy owners would no longer have the economies of scale resulting from a larger combined fund.

We reserve the right to transfer assets of the Separate Account to another separate account, and/or to modify the structure or operation of the Separate Account, subject to the necessary regulatory approvals. If we do so, we guarantee that the modification will not affect your Contract Value.

PERFORMANCE INFORMATION

In advertisements for the Contract, we may include performance figures to show you how a Variable Funding Option has performed in the past. These figures are rates of return or yield quotations shown as a percent. These figures show past performance of a Variable Funding Option and are not an indication of how a Variable Funding Option will perform in the future.

Performance figures for each Variable Funding Option are based in part on the performance of a corresponding Underlying Fund. In some cases, the Underlying Fund may have existed before the technical inception of the corresponding Variable Funding Option. In those cases, we can create "hypothetical historical performance" of a Variable Funding Option. These figures show the performance that the Variable Funding Option would have achieved had it been available during the entire history of the Underlying Fund.

In a low interest rate environment, yields for money market Subaccounts, after deduction of the Mortality and Expense Risk Charge, Administrative Expense Charge and the charge for any optional benefit riders (if applicable), may be negative even though the Underlying Fund's yield, before deducting for such charges, is positive. If you allocate a portion of your Contract Value to a money market Subaccount or participate in an asset allocation program where Contract Value is allocated to a money market Subaccount under the applicable asset allocation model, that portion of your Contract Value may decrease in value.

                           FEDERAL TAX CONSIDERATIONS

--------------------------------------------------------------------------------

The following general discussion of the federal income tax consequences related to your investment in this Contract is not intended to cover all situations, and is not meant to provide tax or legal advice. Because of the complexity of the law and the fact that the tax results will vary depending on many factors, you should consult your tax and/or legal adviser regarding the tax implications of purchasing this Contract based upon your individual situation. For further tax information, an additional discussion of certain tax matters is contained in the SAI.

You are responsible for determining whether your purchase of a Contract, withdrawals, income payments and any other transaction under your Contract satisfy applicable tax law. We are not responsible for determining if your employer's plan or arrangement satisfies the requirements of the Code and/or the Employee Retirement Income Security Act of 1974 (ERISA).

GENERAL TAXATION OF ANNUITIES

Congress has recognized the value of saving for retirement by providing certain tax benefits, in the form of tax deferral, for premiums paid under an annuity and permitting tax-free transfers between the various investment options offered under the Contract. The Internal Revenue Code ("Code") governs how earnings on your investment in the Contract are ultimately taxed, depending upon the type of contract, qualified or non-qualified, and the manner in which the money is distributed, as briefly described below. In analyzing the benefits of tax deferral it is important to note that the Jobs and Growth Tax Relief Reconciliation Act of 2003 amended Code Section 1 to reduce the marginal tax rates on long-term capital gains and dividends to 5% and 15%. The reduced rates apply during 2003 through 2008, and thereafter will increase to prior levels. Under current federal tax law, the taxable portion of distributions under variable annuity contracts and qualified plans (including IRAs) is not eligible for the reduced tax rate applicable to long-term capital gains and dividends. Earnings under annuity contracts, like interest payable on fixed investments (notes, bonds, etc.), continue to be taxed as ordinary income (top rate of 35%). The tax law provides deferred annuities issued after October 21, 1988 by the same insurance company or an affiliate in the same calendar year to the same owner are combined for tax purposes. As a result, a greater portion of your withdrawals may be considered taxable income than you would otherwise expect. Although the law is not clear, the aggregation rule may also adversely affect the tax treatment of payments received under an income annuity where the owner has purchased more than one non-qualified annuity during the same calendar year from the same or an affiliated company after October 21, 1988, and is not receiving income payments from all annuities at the same time. Please consult your own tax advisor.

STATE AND LOCAL TAXES. The rules for state and local income taxes may differ from the federal income tax rules. Purchasers and prospective purchasers of the Contract should consult their own tax advisers and the law of the applicable taxing jurisdiction to determine what rules and tax benefits apply to the Contract.

PENALTY TAX FOR PREMATURE DISTRIBUTIONS. For both Qualified and Non-qualified Contracts, taxable distributions taken before the Contract Owner has reached the age of 59 1/2 will be subject to a 10% additional tax penalty unless the distribution is taken in a series of periodic distributions, for life or life expectancy, or unless the distribution follows the death or disability of the Contract Owner. Other exceptions may be available in certain qualified plans. The 10% tax penalty is in addition to any other penalties that may apply under your Contract and the normal income taxes due on the distribution.

TAX-FREE EXCHANGES. Code Section 1035 provides that, if certain conditions are met, no gain or loss is recognized when an annuity contract is received in exchange for a life insurance policy, endowment, or annuity contract. Since different annuity contracts have different expenses, fees and benefits, a tax-free exchange could result in your investment becoming subject to higher or lower fees and/or expenses.

FEDERAL ESTATE TAXES. While no attempt is being made to discuss the federal estate tax implications of the Contract, you should keep in mind that the value of an annuity contract owned by a decedent and payable to a beneficiary by virtue of surviving the decedent is included in the decedent's gross estate. Depending on the terms of the annuity contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated beneficiary or the actuarial value of the payments to be received by the beneficiary. Consult an estate planning adviser for more information.

GENERATION-SKIPPING TRANSFER TAX. Under certain circumstances, the Code may impose a "generation-skipping transfer tax" when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Contract Owner. Regulations issued under the Code may require us to deduct the tax from your Contract, or from any applicable payment, and pay it directly to the IRS.

TYPES OF CONTRACTS: QUALIFIED AND NON-QUALIFIED

QUALIFIED ANNUITY CONTRACTS

If you purchase your Contract with proceeds of an eligible rollover distribution from any qualified employee pension plan or retirement savings plan or individual retirement annuity (IRA), your Contract is referred to as a Qualified Contract. Some examples of Qualified Contracts are: IRAs (including Roth IRAs), tax-sheltered annuities established by public school systems or certain tax-exempt organizations under Code Section 403(b), corporate sponsored pension, retirement savings, and profit-sharing plans (including 401(k) plans), Keogh Plans (for self-employed individuals), and certain other qualified deferred compensation plans. Another type of Qualified Contract is a Roth IRA, under which after-tax contributions accumulate until maturity, when amounts (including earnings) may be withdrawn tax-free. The rights and benefits under a Qualified Contract may be limited by the terms of the retirement plan, regardless of the terms and conditions of the Contract. Plan participants making contributions to Qualified Contracts will be subject to the required minimum distribution rules as provided by the Code and described below. All qualified plans (including IRAs) receive tax-deferral under the Code. Although there are no additional tax benefits to funding your qualified plan or IRA with an annuity, it does offer you additional insurance benefits, such as the availability of a guaranteed income for life.

The Contract has been submitted to the IRS for review and is awaiting approval as to form as a valid IRA. Such approval would not constitute an IRS approval or endorsement of any funding options under the contract. IRS approval as to form is not required to constitute a valid IRA. Disqualification of the Contract as an IRA could result in the immediate taxation of amounts held in the Contract and other adverse tax consequences.

TAXATION OF QUALIFIED ANNUITY CONTRACTS

Under a qualified annuity, since amounts paid into the Contract generally have not yet been taxed, the full amount of any distributions (including the amount attributable to Purchase Payments), whether paid in the form of lump sum withdrawals or Annuity Payments, are generally taxed at ordinary income tax rates unless the distribution is transferred to an eligible rollover account or contract. There are special rules which govern the taxation of Qualified Contracts, including withdrawal restrictions, requirements for mandatory distributions, and contribution limits. Amounts rolled over to the Contract from other qualified funding vehicles generally are not subject to current taxation.

MANDATORY DISTRIBUTIONS FOR QUALIFIED PLANS

Federal tax law requires that minimum annual distributions begin by April 1st of the calendar year following the calendar year in which an IRA owner attains age 70 1/2. Participants in qualified plans and 403(b) annuities may defer minimum distributions until the later of April 1st of the calendar year following the calendar year in which they attain age 70 1/2 or the year of retirement (except for participants who are 5% or more owners of the plan sponsor). If you own more than one individual retirement annuity and/or account, you may satisfy the minimum distribution rules on an aggregate basis (i.e. determine the total amount of required distributions from all IRAs and take the required amount from any one or more IRAs). A similar aggregate approach is available to meet your 403(b) minimum distribution requirements if you have multiple 403(b) annuities. Recently promulgated Treasury regulations changed the distribution requirements; therefore, it is important that you consult your tax adviser as to the impact of these regulations on your personal situation.

Final income tax regulations regarding minimum distribution requirements were released in June 2004. These regulations affect both deferred and income annuities. Under these new rules, effective with respect to minimum distributions required for the 2006 distribution year, in general, the value of all benefits under a deferred annuity (including death benefits in excess of cash value, including the Enhanced Stepped-Up Provision, as well as all living benefits such as GMAB and GMWB , if available in your contract) must be added to the Contract Value in computing the amount required to be distributed over the applicable period. We will provide you with additional information as to the amount of your interest in the Contract that is subject to required minimum distributions under this new rule and either compute the required amount for you or offer to do so at your request. The new rules are not entirely clear and you should consult your personal tax advisor as to how these rules affect your Contract.

MINIMUM DISTRIBUTIONS FOR BENEFICIARIES UPON THE CONTRACT OWNER'S DEATH: Upon the death of the Contract Owner and/or Annuitant of a Qualified Contract, the funds remaining in the Contract must be completely withdrawn within five years from the date of death or minimum distributions may be taken over the life expectancy of the individual beneficiaries (or in the case of certain trusts that are contract beneficiaries, over the life expectancy of the individuals who are the beneficiaries of the trust), provided such distributions are payable at least annually and begin within one year from the date of death. Special rules apply where the beneficiary is the surviving spouse, which allow the spouse to assume the Contract and defer the minimum distribution requirements.

NOTE TO PARTICIPANTS IN QUALIFIED PLANS INCLUDING 401, 403(B), 408 OR 457, INCLUDING IRA OWNERS: While annual plan contribution limits may be increased from time to time by Congress and the IRS for federal income tax purposes, these limits must be adopted by each state for any higher limits to be effective at a state income tax level. In other

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

words, the permissible contribution limits for federal and state income tax purposes may be different. Therefore, in certain states, a portion of the contributions may not be excludible or deductible from state income taxes. Please consult your employer or tax adviser regarding this issue.

INDIVIDUAL RETIREMENT ANNUITIES

To the extent of earned income for the year and not exceeding the applicable limit for the taxable year, an individual may make contributions, which in some cases may be deductible, to an individual retirement annuity (IRA). The applicable limit is $4,000 in 2007 and $5,000 in 2008, and it may be indexed for inflation in years after 2008. Additional "catch-up contributions" may be made to an IRA by individuals age 50 or over. There are certain limits on the deductible amount based on the adjusted gross income of the individual and spouse and on their participation in a retirement plan. If an individual is married and the spouse is not employed, the individual may establish IRAs for the individual and spouse. Purchase Payments may then be made annually into IRAs for both spouses in the maximum amount of 100% of earned income up to a combined limit based on the individual limits outlined above.

Deductible contributions to an IRA and Roth IRA for the year must be aggregated for purposes of the individual Code Section 408A limits and the Code Section 219 limits (age 50+catch-up).

Partial or full distributions are treated as ordinary income, except that amounts contributed after 1986 on a non-deductible basis are not includable in income when distributed. An additional tax of 10% will apply to any taxable distribution from the IRA that is received by the participant before the age of 59 1/2 except by reason of death, disability or as part of a series of payments for life or life expectancy. Distributions must commence by April 1st of the calendar year after the close of the calendar year in which the individual attains the age of 70 1/2. Certain other mandatory distribution rules apply on the death of the individual. The individual must maintain personal and tax return records of any non-deductible contributions and distributions.

Section 408 (k) of the Code provides for the purchase of a Simplified Employee Pension (SEP) plan. A SEP is funded through an IRA and can accept an annual employer contribution limited to the lesser of $46,000 or 100% of pay for each participant in 2008.

ROTH IRAS

Effective January 1, 1998, Section 408A of the Code permits certain individuals to contribute to a Roth IRA. Eligibility to make contributions is based upon income, and the applicable limits vary based on marital status and/or whether the contribution is a rollover contribution from another IRA or an annual contribution. Contributions to a Roth IRA, which are subject to certain limitations, (similar to the annual limits for traditional IRAs), are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. A conversion of "traditional" IRA to a Roth IRA may be subject to tax and other special rules apply. You should consult a tax adviser before combining any converted amounts with other Roth IRA contributions, including any other conversion amounts from other tax years.

Qualified distributions from a Roth IRA are tax-free. A qualified distribution requires that the Roth IRA has been held for at least 5 years, and the distribution is made after age 59 1/2, on death or disability of the owner, or for a limited amount ($10,000) for a qualified first time home purchase for the owner or certain relatives. Income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during five taxable years starting with the year in which the first contribution is made to the Roth IRA.

TSAS (ERISA AND NON-ERISA)

GENERAL. TSAs fall under sec.403(b) of the Code, which provides certain tax benefits to eligible employees of public school systems and organizations that are tax exempt under sec.501(c)(3) of the Code.

In general contributions to sec.403(b) arrangements are subject to limitations under sec.415(c) of the Code (the lesser of 100% of includable compensation or the applicable limit for the year).

Recently, the IRS announced new regulations affecting sec.403(b) plans and arrangements. As part of these regulations, employers will need to meet certain requirements in order for their employees' annuity contracts that fund these

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programs to retain a tax deferred status under sec.403(b). These regulations are generally effective January 1, 2009. Prior to the new rules, transfers of one annuity contract to another would not result in a loss of tax deferred status under sec.403(b) under certain conditions (so-called "90-24 transfers"). The new regulations have the following effect regarding transfers: (1) a newly issued contract funded by a transfer which is completed after September 24, 2007, is subject to the employer requirements referred to above; (2) additional purchase payments made after September 24, 2007, to a contract that was funded by a 90-24 transfer on or before September 24, 2007, may subject the contract to this new employer requirement.

If your Contract was issued previously in a 90-24 transfer completed on or before September 24, 2007, we urge you to consult with your tax advisor prior to making additional purchase payments (if permitted).

WITHDRAWALS AND INCOME PAYMENTS. If you are under 59 1/2, you cannot withdraw money from your TSA Contract unless the withdrawal:

     - Relates to Purchase Payments made prior to 1989 (and pre-1989 earnings on those Purchase Payments);

     - Is directly transferred to another permissible investment under sec.403(b) arrangements;

     -    Relates to amounts that are not salary reduction elective deferrals;

     - Occurs after you die, leave your job or become disabled (as defined by the Code); or

     - Is for financial hardship (but only to the extent of Purchase Payments) if your plan allows it.

DESIGNATED ROTH ACCOUNT FOR 403(B) PLANS. Effective January 1, 2006, employers that established and maintain a TSA/403(b) plan ("the Plan") may also establish a Qualified Roth Contribution Program under Section 402A of the Code ("Designated Roth Accounts") to accept after-tax contributions as part of the TSA plan. In accordance with our administrative procedures, we may permit these contributions to be made as purchase payments to a Section 403(b) Contract under the following conditions:

     (1) The employer maintaining the plan has demonstrated to our satisfaction that Designated Roth Accounts are permitted under the Plan.

     (2) In accordance with our administrative procedures, the amount of elective deferrals has been irrevocably designated as an after-tax contribution to the Designated Roth Account.

     (3) All state regulatory approvals have been obtained to permit the Contract to accept such after-tax elective deferral contributions (and, where permitted under the Qualified Roth Contribution Program and the Contract, rollovers and trustee-to-trustee transfers from other Designated Roth Accounts).

     (4) In accordance with our procedures and in a form satisfactory to us, we may accept rollovers from other funding vehicles under any Qualified Roth Contribution Program of the same type in which the employee participates as well as trustee-to-trustee transfers from other funding vehicles under the same Qualified Roth Contribution Program for which the participant is making elective deferral contributions to the Contract.

     (5) No other contribution types (including employer contributions, matching contributions, etc.) will be allowed as designated Roth contributions, unless they become permitted under the Code.

     (6) If permitted under the federal tax law, we may permit both pre-tax contributions under a 403(b) plan as well as after-tax contributions under the Plan's Qualified Roth Contribution Program to be made under the same Contract as well as rollover contributions and contributions by trustee-to-trustee transfers. In such cases, we will account separately for the designated Roth contributions and the earnings thereon from the contributions and earnings made under the pre-tax TSA plan (whether made as elective deferrals, rollover contributions or trustee-to-trustee transfers). As between the pre-tax or traditional Plan and the Qualified Roth Contribution Program, we will allocate any living benefits or death benefits provided under the Contract on a reasonable basis, as permitted under the tax law.

     (7) We may refuse to accept contributions made as rollovers and trustee-to-trustee transfers, unless we are furnished with a breakdown as between participant contributions and earnings at the time of the contribution.


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Many of the federal income tax rules pertaining to Designated Roth Accounts have not yet been finalized. Both you and your employer should consult their own tax and legal advisors prior to making or permitting contributions to be made to a Qualified Roth Contribution Program.

The following general tax rules are based on our understanding of the Code and any regulations issued through December 31, 2005, and are subject to change and to different interpretation as well as additional guidance in respect to areas not previously addressed:

The employer must permit contributions under a pre-tax 403(b) plan in order to permit contributions to be irrevocably designated and made part of a Qualified Roth Contribution Program.

Elective deferral contributions to the Designated Roth Account must be aggregated with all other elective deferral contributions made by a taxpayer for purposes of the individual Code Section 402(g) limits and the Code Section 414(v) limits (relating to age 50 and over catch-up contributions) as well as contribution limits that apply under the Plan.

In general, the same tax law rules with respect to restricted monies, triggering events and permitted distributions will apply to the Designated Roth Accounts under the Plan as apply to the traditional pre-tax accounts under the plan (e.g., death or disability of participant, severance from employment, attainment of age 59 1/2 and hardship withdrawals only with respect to contributions (if permitted under the Plan)).

If the amounts have been held under any Designated Roth Account of a participant for at least five years and are made on account of death, disability or after attainment of age 59 1/2, then any withdrawal, distribution or payment of these amounts is generally free of federal income tax ("Qualified Distributions").

Unlike Roth IRAs, withdrawal, distributions and payments that do not meet the five year rule will generally be taxed on a pro-rated basis with respect to earnings and after-tax contributions. The 10% penalty tax will generally apply on the same basis as a traditional pre-tax account under the Plan. Additionally, rollover distributions may only be made tax-free into another Designated Roth Account or into a Roth IRA.

Some states may not permit contributions to be made to a Qualified Roth Contribution Program or may require additional conforming legislation for these rules to become effective.

LOANS. If your TSA Contract permits loans, such loans will be made only from any Fixed Interest Account balance and only up to certain limits. In that case, we credit your Fixed Interest Account balance up to the amount of the outstanding loan balance with a rate of interest that is less than the interest rate we charge for the loan.

The Code and applicable income tax regulations limit the amount that may be borrowed from your Contract and all you employer plans in the aggregate and also require that loans be repaid, at a minimum, in scheduled level payments over a proscribed term.

Your Contract will indicate whether loans are permitted. The terms of the loan are governed by the Contract and loan agreement. Failure to satisfy loan limits under the Code or to make any scheduled payments according to the terms of your loan agreement and Federal tax law could have adverse tax consequences. Consult a tax advisor and read your loan agreement and Contract prior to taking any loan.

NON-QUALIFIED ANNUITY CONTRACTS

If you purchase the Contract on an individual basis with after-tax dollars and not under one of the programs described above, your Contract is referred to as non-qualified. As the owner of a non-qualified annuity, you do not receive any tax benefit (deduction or deferral of income) on Purchase Payments, but you will not be taxed on increases in the value of your Contract until a distribution occurs -- either as a withdrawal made prior to the Maturity Date or in the form of periodic Annuity Payments. As a general rule, there is income in the Contract (earnings) to the extent the Contract Value exceeds your investment in the Contract. The investment in the Contract equals the total Purchase Payments less any amount received previously which was excludible from gross income.

Generally, different tax rules apply to Annuity Payments than to withdrawals and payments received before the annuity starting date. When a withdrawal is made, you are taxed on the amount of the withdrawal that is considered earnings under federal tax laws.


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Similarly, when you receive an Annuity Payment, part of each periodic payment is considered a return of your Purchase Payments and will not be taxed, but the remaining portion of the Annuity Payment (i.e., any earnings) will be considered ordinary income for federal income tax purposes. Annuity Payments are subject to an "excludable amount" or "exclusion ratio" which determines how much of each payment is treated as:

     -    a non-taxable return of your Purchase Payment; or

     -    a taxable payment of earnings.

We generally will tell you how much of each Annuity Payment is a non-taxable return of your Purchase Payments. However, it is possible that the IRS could conclude that the taxable portion of Annuity Payments under a non-qualified contract is an amount greater (or less) than the taxable amount determined by us and reported by us to you and the IRS. Generally, once the total amount treated as a non-taxable return of your Purchase Payments equals your Purchase Payments, then all remaining payments are fully taxable. We will withhold a portion of the taxable amount of your Annuity Payment for income taxes, unless you elect otherwise. The amount we withhold is determined by the Code.

Code Section 72(s) requires that non-qualified annuity contracts meet minimum mandatory distribution requirements upon the death of the Contract Owner, including the death of either of the Joint Owners. If these requirements are not met, the Contract will not be treated as an annuity contract for federal income tax purposes and earnings under the Contract will be taxable currently, not when distributed. The distribution required depends, among other things, upon whether an annuity option is elected or whether the succeeding Contract Owner is the surviving spouse. We will administer contracts in accordance with these rules and we will notify you when you should begin receiving payments. There is a more complete discussion of these rules in the SAI.

If a non-qualified annuity is owned by a non-natural person (e.g., a corporation), increases in the value of the Contract attributable to Purchase Payments made after February 28, 1986 are includable in income annually and taxed at ordinary income tax rates. Furthermore, for contracts issued after April 22, 1987, if the Contract is transferred to another person or entity without adequate consideration, all deferred increases in value will be treated as income for federal income tax purposes at the time of the transfer.

PARTIAL WITHDRAWALS: If you make a partial withdrawal of your Contract Value, the distribution generally will be taxed as first coming from earnings (income in the Contract) and then from your Purchase Payments. These withdrawn earnings are includable in your taxable income. (See "Penalty Tax for Premature Distributions" below.) Any direct or indirect borrowing against the value of the Contract or pledging of the Contract as security for a loan will be treated as a cash distribution under the tax law, and will have tax consequences in the year taken. It should be noted that there is no guidance as to the determination of the amount of income in a Contract if it is issued with a Guaranteed Minimum Withdrawal Benefit (GMWB). Therefore, you should consult with your tax adviser as to the potential tax consequences of a partial surrender if your Contract is issued with a GMWB.

PARTIAL ANNUITIZATIONS (IF AVAILABLE WITH YOUR CONTRACT): At the present time the IRS has not approved the use of an exclusion ratio or exclusion amount when only part of your Contract Value is applied to a payment option. Currently, we will treat the application of less than your entire Contract Value under a Non-qualified Contract to a payment option (i.e. taking Annuity Payments) as a taxable withdrawal for federal income tax purposes (which may also be subject to the 10% penalty tax if you are under age 59 1/2). We will then treat the amount of the withdrawal (after any deductions for taxes) as the purchase price of an income annuity and tax report the income payments received under that annuity under the rules for variable income annuities. Consult your tax attorney prior to partially annuitizing your Contract.

We will determine the excludable amount for each income payment under the Contract as a whole by using the rules applicable to variable income payments in general (i.e. by dividing your after-tax purchase price, as adjusted for any refund or guarantee feature, by the number of expected income payments from the appropriate IRS table). However, the IRS may determine that the excludable amount is different from our computation.

DIVERSIFICATION REQUIREMENTS FOR VARIABLE ANNUITIES

The Code requires that any non-qualified variable annuity contracts based on a Separate Account must meet specific diversification standards. Non-qualified variable annuity contracts shall not be treated as an annuity for federal income tax purposes if investments made in the account are not adequately diversified. Final tax regulations define

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

how Separate Accounts must be diversified. The Company constantly monitors the diversification of investments and believes that its accounts are adequately diversified. The consequence of any failure to diversify is essentially the loss to the Contract Owner of tax-deferred treatment, requiring the current inclusion of a proportionate share of the income and gains from the Separate Account assets in the income of each Contract Owner. The Company intends to administer all contracts subject to this provision of law in a manner that will maintain adequate diversification.

OWNERSHIP OF THE INVESTMENTS

In certain circumstances, owners of variable annuity contracts have been considered to be the owners of the assets of the underlying Separate Account for federal income tax purposes due to their ability to exercise investment control over those assets. When this is the case, the Contract Owners have been currently taxed on income and gains attributable to the Separate Account assets. There is little guidance in this area, and some features of the Contract, such as the number of funds available and the flexibility of the Contract Owner to allocate premium payments and transfer amounts among the funding options, have not been addressed in public rulings. While we believe that the Contract does not give the Contract Owner investment control over Separate Account assets, we reserve the right to modify the Contract as necessary to prevent a Contract Owner from being treated as the owner of the Separate Account assets supporting the Contract.

TAXATION OF DEATH BENEFIT PROCEEDS

Amounts may be distributed from a Non-qualified Contract because of the death of an owner or Annuitant. Generally, such amounts are includable in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a full surrender of the Contract; or (ii) if distributed under a payment option, they are taxed in the same way as Annuity Payments.

OTHER TAX CONSIDERATIONS

TREATMENT OF CHARGES FOR OPTIONAL BENEFITS

The Contract may provide one or more optional enhanced death benefits or other minimum guaranteed benefit that in some cases may exceed the greater of purchase price or the Contract Value. It is possible that the Internal Revenue Service may take the position that the charges for the optional enhanced benefit(s) are deemed to be taxable distributions to you. Although we do not believe that a charge under such optional enhanced benefit should be treated as a taxable withdrawal, you should consult with your tax adviser before selecting any rider or endorsement to the Contract.

GUARANTEED MINIMUM WITHDRAWAL BENEFITS

If you have purchased the Guaranteed Minimum Withdrawal Benefit Rider, where otherwise made available, note the following:

The tax treatment of withdrawals under such a benefit is uncertain. It is conceivable that the amount of potential gain could be determined based on the remaining amounts guaranteed to be available for withdrawal at the time of the withdrawal if greater than the Contract Value (prior to surrender charges). This could result in a greater amount of taxable income in certain cases. In general, at the present time, the Company intends to tax report such withdrawals using the Contract Value rather than the remaining benefit to determine gain. However, in cases where the maximum permitted withdrawal in any year under any version of the GMWB exceeds the Contract Value, the portion of the withdrawal treated as taxable gain (not to exceed the amount of the withdrawal) should be measured as the difference between the maximum permitted withdrawal amount under the benefit and the remaining after-tax basis immediately preceding the withdrawal.

In the event that the Contract Value goes to zero, and the Remaining Benefit Base is paid out in fixed installments, we will treat such payments as income annuity payments under the tax law and allow recovery of any remaining basis ratably over the expected number of payments.

The Company reserves the right to change its tax reporting practices where it determines they are not in accordance with IRS guidance (whether formal or informal).


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PUERTO RICO TAX CONSIDERATIONS

The Puerto Rico Internal Revenue Code of 1994 (the "1994 Code") taxes distributions from non-qualified annuity contracts differently than in the U.S. Distributions that are not in the form of an annuity (including partial surrenders and period certain payments) are treated under the 1994 Code first as a return of investment. Therefore, a substantial portion of the amounts distributed generally will be excluded from gross income for Puerto Rico tax purposes until the cumulative amount paid exceeds your tax basis. The amount of income on annuity distributions (payable over your lifetime) is also calculated differently under the 1994 Code. Since Puerto Rico residents are also subject to U.S. income tax on all income other than income sourced to Puerto Rico and the Internal Revenue Service issued guidance in 2004 which indicated that the income from an annuity contract issued by a U.S. life insurer would be considered U.S. source income, the timing of recognition of income from an annuity contract could vary between the two jurisdictions. Although the 1994 Code provides a credit against the Puerto Rico income tax for U.S. income taxes paid, an individual may not get full credit because of the timing differences. You should consult with a personal tax adviser regarding the tax consequences of purchasing an annuity contract and/or any proposed distribution, particularly a partial distribution or election to annuitize.

NON-RESIDENT ALIENS

Distributions to non resident aliens ("NRAs") are subject to special and complex tax and withholding rules under the Code with respect to U.S. source income, some of which are based upon the particular facts and circumstances of the Contract Owner, the beneficiary and the transaction itself. As stated above, the IRS has taken the position that income from the Contract received by NRAs is considered U.S. source income. In addition, Annuity Payments to NRAs in many countries are exempt from U.S. tax (or subject to lower rates) based upon a tax treaty, provided that the Contract Owner complies with the applicable requirements. NRAs should seek guidance from a tax adviser regarding their personal situation.

TAX CREDITS AND DEDUCTIONS

The Company may be entitled to certain tax benefits related to the assets of the Separate Account. These tax benefits, which may include foreign tax credits and corporate dividend received deductions, are not passed back to the Separate Account or to Contract Owners since the Company is the owner of the assets from which the tax benefits are derived.

                                OTHER INFORMATION

--------------------------------------------------------------------------------

Vintage II Series II is a service mark of Citigroup, Inc. or its affiliates and is used by MetLife, Inc. and its affiliates under license.

THE INSURANCE COMPANY

Please refer to your Contract to determine which Company issued your Contract.

MetLife Insurance Company of Connecticut is a stock insurance company chartered in 1863 in Connecticut and continuously engaged in the insurance business since that time. It is licensed to conduct life insurance business in all states of the United States, the District of Columbia, Puerto Rico, Guam, the U.S. and British Virgin Islands and the Bahamas. The Company is a wholly-owned subsidiary of MetLife, Inc., a publicly-traded company. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and institutional customers. The Company's Home Office is located at One Cityplace, Hartford, Connecticut 06103-3415.

Before December 7, 2007, certain of the Contracts were issued by MetLife Life and Annuity Company of Connecticut, a stock life insurance company chartered in 1973 in Connecticut. These Contracts were funded through Separate Account Ten, a separate account registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended. On December 7, 2007, MLACC, a wholly-owned subsidiary of the Company and an indirect, wholly-owned subsidiary of MetLife, Inc., merged with and into the Company. Upon consummation of the merger, MLACC's corporate existence ceased by operation of law, and the Company assumed legal ownership

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

of all of the assets of MLACC, including Separate Account Ten and its assets. Pursuant to the merger, therefore, Separate Account Ten became a separate account of the Company. As a result of the merger, the Company also has become responsible for all of MLACC's liabilities and obligations, including those created under the Contract as initially issued by MLACC (formerly known as The Travelers Life and Annuity Company) and outstanding on the date of the merger. The Contract has thereby become a variable contract funded by a separate account of the Company, and each owner thereof has become a Contract Owner of the Company.

FINANCIAL STATEMENTS

The financial statements for the Separate Account are attached.

DISTRIBUTION OF VARIABLE ANNUITY CONTRACTS

DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT. MetLife Insurance Company of Connecticut (the "Company") has appointed MetLife Investors Distribution Company ("MLIDC") to serve as the principal underwriter and distributor of the securities offered through this Prospectus, pursuant to the terms of a Distribution and Principal Underwriting Agreement. MLIDC, which is an affiliate of the Company, also acts as the principal underwriter and distributor of other variable annuity contracts and variable life insurance policies issued by the Company and its affiliated companies. The Company reimburses MLIDC for expenses MLIDC incurs in distributing the Contracts (e.g. commissions payable to retail broker-dealers who sell the Contracts). MLIDC does not retain any fees under the Contracts; however, MLIDC may receive 12b-1 fees from the Underlying Funds.

MLIDC's principal executive offices are located at 5 Park Plaza, Suite 1900, Irvine, California 92614. MLIDC is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934, as well as the securities commissions in the states in which it operates, and is a member of the Financial Industry Regulatory Authority (FINRA). An investor brochure that includes information describing FINRA's Public Disclosure Program is available by calling FINRA's Public Disclosure Program hotline at 1-800-289-9999, or by visiting FINRA's website at www.finra.org.

MLIDC and the Company enter into selling agreements with affiliated and unaffiliated broker-dealers who are registered with the SEC and are members of FINRA, and with entities that may offer the Contracts but are exempt from registration. Applications for the Contract are solicited by registered representatives who are associated persons of such affiliated or unaffiliated broker-dealer firms. Such representatives act as appointed agents of the Company under applicable state insurance law and must be licensed to sell variable insurance products. The Company no longer offers the Contracts to new purchasers but it continues to accept Purchase Payments from Contract Owners.

COMPENSATION. Broker-dealers who have selling agreements with MLIDC and the Company are paid compensation for the promotion and sale of the Contracts. Registered representatives who solicit sales of the Contract typically receive a portion of the compensation payable to the broker-dealer firm. The amount the registered representative receives depends on the agreement between the firm and the registered representative. This agreement may also provide for the payment of other types of cash and non-cash compensation and other benefits. A broker-dealer firm or registered representative of a firm may receive different compensation for selling one product over another and/or may be inclined to favor one product provider over another product provider due to differing compensation rates.

We generally pay compensation as a percentage of purchase payments invested in the Contract. Alternatively, we may pay lower compensation on purchase payments but pay periodic asset-based compensation based on all or a portion of the Contract Value. The amount and timing of compensation may vary depending on the selling agreement but is not expected to exceed 7.50% of Purchase Payments (if up-front compensation is paid to registered representatives) and up to 1.50% annually of average Contract Value (if asset-based compensation is paid to registered representatives).

We pay American Funds Distributors, Inc., principal underwriter for the American Funds Insurance Series, a percentage of all Purchase Payments allocated to the funds in the American Funds Insurance Series for services it provides in marketing the Funds' shares in connection with the Contract.

The Company and MLIDC have also entered into preferred distribution arrangements with certain broker-dealer firms. These arrangements are sometimes called "shelf space" arrangements. Under these arrangements, the Company and MLIDC pay separate, additional compensation to the broker-dealer firm for services the broker-dealer provides in connection with the distribution of the Company's products. These services may include providing the Company with access to the distribution network of the broker-dealer, the hiring and training of the broker-dealer's sales personnel, the sponsoring of conferences and seminars by the broker-dealer, or general marketing services performed by the broker-dealer. The broker-dealer may also provide other services or incur other costs in connection with distributing the Company's products.

These preferred distribution arrangements will not be offered to all broker-dealer firms and the terms of such arrangements may differ between broker-dealer firms. Compensation payable under such arrangements may be based on aggregate, net or anticipated sales of the Contracts, total assets attributable to sales of the Contract by registered representatives of the broker-dealer firm or based on the length of time that a Contract Owner has owned the Contract. Any such compensation payable to a broker-dealer firm will be made by MLIDC or the Company out of their own assets and will not result in any additional direct charge to you. Such compensation may cause the broker-dealer firm and its registered representatives to favor the Company's products.

CONFORMITY WITH STATE AND FEDERAL LAWS

The laws of the state in which we deliver a contract govern that Contract. Where a state has not approved a contract feature or funding option, it will not be available in that state. Any paid-up annuity, Cash Surrender Value or death benefits that are available under the Contract are not less than the minimum benefits required by the statutes of the state in which we delivered the Contract. We reserve the right to make any changes, including retroactive changes, in the Contract to the extent that the change is required to meet the requirements of any law or regulation issued by any governmental agency to which the Company, the Contract or the Contract Owner is subject.

VOTING RIGHTS

The Company is the legal owner of the shares of the Underlying Funds. However, we believe that when an Underlying Fund solicits proxies in conjunction with a vote of shareholders we are required to obtain from you and from other owners instructions on how to vote those shares. We will vote all shares, including those we may own on our own behalf, and those where we have not received instructions from Contract Owners, in the same proportion as shares for which we received voting instructions. The effect of this proportional voting is that a small number of Contract Owners may control the outcome of a vote. Should we determine that we are no longer required to comply with the above, we will vote the shares in our own right. In certain limited circumstances, and when permitted by law, we may disregard voting instructions. If we do disregard voting instructions, a summary of that action and the reasons for such action would be included in the next annual report to Contract Owners.

RESTRICTIONS ON FINANCIAL TRANSACTIONS

Federal laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to block a Contract Owner's ability to make certain transactions and thereby refuse to accept any request for transfers, withdrawals, surrenders, or death benefits, until the instructions are received from the appropriate regulator. We may also be required to provide additional information about you and your Contract to government regulators.

LEGAL PROCEEDINGS

In the ordinary course of business, the Company, similar to other life insurance companies, is involved in lawsuits (including class action lawsuits), arbitrations and other legal proceedings. Also, from time to time, state and federal regulators or other officials conduct formal and informal examinations or undertake other actions dealing with various aspects of the financial services and insurance industries. In some legal proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made.

It is not possible to predict with certainty the ultimate outcome of any pending legal proceeding or regulatory action. However, the Company does not believe any such action or proceeding will have a material adverse effect upon the Separate Account or upon the ability of MLIDC to perform its contract with the Separate Account or of the Company to meet its obligations under the Contracts.

                      THIS PAGE INTENTIONALLY LEFT  BLANK.

                                   APPENDIX A

--------------------------------------------------------------------------------

                         CONDENSED FINANCIAL INFORMATION

         FOR METLIFE OF CT SEPARATE ACCOUNT NINE FOR VARIABLE ANNUITIES
                      ACCUMULATION UNIT VALUES (IN DOLLARS)

The following Accumulation Unit Value ("AUV") information should be read in conjunction with the Separate Account's audited financial statement and notes, which are attached. The first table provides the AUV information for the MINIMUM Separate Account Charge available under the contract. The second table provides the AUV information for the MAXIMUM Separate Account Charge available under the contract. Please refer to the Fee Table section of this prospectus for more information on Separate Account Charges.

            VINTAGE II (SERIES II) -- SEPARATE ACCOUNT CHARGES 1.40%

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.162          1.215                --
                                                       2005      1.127          1.162           136,682
                                                       2004      1.027          1.127           136,752
                                                       2003      0.788          1.027            81,410
                                                       2002      1.000          0.788             2,908

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (2/00)...................................  2006      0.756          0.741                --
                                                       2005      0.668          0.756           567,636
                                                       2004      0.625          0.668           645,133
                                                       2003      0.514          0.625           796,770
                                                       2002      0.753          0.514           854,624
                                                       2001      0.925          0.753           762,941
                                                       2000      1.055          0.925           366,949

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (2/00).............................................  2007      1.375          1.557         1,670,641
                                                       2006      1.158          1.375         1,762,892
                                                       2005      1.029          1.158         1,626,394
                                                       2004      0.920          1.029         1,462,978
                                                       2003      0.690          0.920           773,140
                                                       2002      0.819          0.690           565,608
                                                       2001      0.969          0.819           391,475
                                                       2000      1.335          0.969           200,090

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  American Funds Growth Subaccount (Class 2) (2/00)..  2007      1.347          1.493         4,045,792
                                                       2006      1.240          1.347         4,164,801
                                                       2005      1.082          1.240         4,049,767
                                                       2004      0.975          1.082         3,262,722
                                                       2003      0.723          0.975         1,755,241
                                                       2002      0.970          0.723         1,153,248
                                                       2001      1.202          0.970           842,658
                                                       2000      1.248          1.202           256,201

  American Funds Growth-Income Subaccount (Class 2)
  (2/00).............................................  2007      1.518          1.572         2,882,704
                                                       2006      1.336          1.518         3,207,886
                                                       2005      1.280          1.336         3,340,715
                                                       2004      1.176          1.280         2,860,876
                                                       2003      0.901          1.176         1,840,178
                                                       2002      1.119          0.901         1,264,688
                                                       2001      1.106          1.119           986,465
                                                       2000      0.994          1.106           137,847

Capital Appreciation Fund
  Capital Appreciation Fund (3/02)...................  2006      1.319          1.306                --
                                                       2005      1.131          1.319            74,640
                                                       2004      0.960          1.131                --
                                                       2003      0.779          0.960                --
                                                       2002      1.000          0.779                --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (3/02).............................................  2006      1.732          2.265                --
                                                       2005      1.638          1.732             4,769
                                                       2004      1.265          1.638                --
                                                       2003      0.957          1.265                --
                                                       2002      1.000          0.957                --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.315          1.431                --
                                                       2005      1.210          1.315            16,485
                                                       2004      1.074          1.210             2,589
                                                       2003      1.000          1.074                --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.312          1.463                --
                                                       2005      1.208          1.312           587,511
                                                       2004      1.068          1.208           370,878
                                                       2003      1.000          1.068                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class)
  (5/00).............................................  2007      1.475          1.709           940,806
                                                       2006      1.341          1.475           941,418
                                                       2005      1.163          1.341           803,715
                                                       2004      1.023          1.163           572,293
                                                       2003      0.808          1.023           497,526
                                                       2002      0.905          0.808           426,526
                                                       2001      1.047          0.905           339,996
                                                       2000      1.113          1.047           169,553

  VIP Mid Cap Subaccount (Service Class 2) (3/02)....  2007      1.853          2.107         1,082,486
                                                       2006      1.671          1.853         1,220,646
                                                       2005      1.436          1.671         1,280,825
                                                       2004      1.168          1.436           960,282
                                                       2003      0.857          1.168           305,214
                                                       2002      1.000          0.857           195,105

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2007      1.207          1.235         1,275,970
                                                       2006      1.035          1.207           885,239
                                                       2005      1.000          1.035           542,915

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (2/00)........................  2007      0.968          1.062           401,564
                                                       2006      0.903          0.968           467,408
                                                       2005      0.874          0.903           494,285
                                                       2004      0.795          0.874           488,023
                                                       2003      0.588          0.795           304,147
                                                       2002      0.836          0.588           219,236
                                                       2001      1.000          0.836           176,530
                                                       2000      1.355          1.000           121,667

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.262          1.474                --
                                                       2005      1.158          1.262           630,429
                                                       2004      1.043          1.158           411,617
                                                       2003      0.845          1.043            85,928
                                                       2002      1.000          0.845             7,064

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      2.827          3.589           361,811
                                                       2006      2.238          2.827           528,518
                                                       2005      1.781          2.238           393,578
                                                       2004      1.448          1.781            34,731
                                                       2003      1.000          1.448                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (2/00)...................................  2007      1.415          1.611         1,217,433
                                                       2006      1.182          1.415         1,109,619
                                                       2005      1.088          1.182         1,015,038
                                                       2004      0.931          1.088           725,699
                                                       2003      0.714          0.931           378,732
                                                       2002      0.889          0.714           340,465
                                                       2001      1.073          0.889           227,440
                                                       2000      1.057          1.073            95,658

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (5/02)...................................  2006      1.267          1.522                --
                                                       2005      1.180          1.267           432,583
                                                       2004      1.032          1.180            70,754
                                                       2003      0.792          1.032                --
                                                       2002      1.000          0.792                --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2007      0.554          0.666           298,752
                                                       2006      0.496          0.554           451,523
                                                       2005      0.449          0.496           551,020
                                                       2004      0.378          0.449           568,049
                                                       2003      0.284          0.378           604,302
                                                       2002      0.401          0.284           537,900
                                                       2001      0.674          0.401           485,683
                                                       2000      1.000          0.674           369,120

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.552          1.745                --
                                                       2005      1.513          1.552            92,359
                                                       2004      1.336          1.513            84,632
                                                       2003      1.000          1.336                --

Legg Mason Partners Investment Series
  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2007      0.963          1.025                --
                                                       2006      0.909          0.963            39,745
                                                       2005      0.868          0.909            40,629
                                                       2004      0.855          0.868            41,158
                                                       2003      0.646          0.855            33,923
                                                       2002      0.894          0.646            15,493
                                                       2001      1.000          0.894            36,621

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (3/00).............................................  2007      1.473          1.475         3,254,025
                                                       2006      1.373          1.473         3,931,751
                                                       2005      1.247          1.373         4,206,682
                                                       2004      1.150          1.247         4,218,706
                                                       2003      0.867          1.150         2,909,479
                                                       2002      1.306          0.867         2,105,680
                                                       2001      1.381          1.306         1,814,521
                                                       2000      1.491          1.381           863,349

  LMPVET Appreciation Subaccount (Class I) (6/00)....  2007      1.211          1.295         1,463,513
                                                       2006      1.070          1.211         1,821,637
                                                       2005      1.040          1.070         2,063,937
                                                       2004      0.970          1.040         1,924,055
                                                       2003      0.789          0.970         1,210,775
                                                       2002      0.971          0.789           610,129
                                                       2001      1.025          0.971           440,930
                                                       2000      1.036          1.025            51,606

  LMPVET Appreciation Subaccount (Class II) (11/07)..  2007      1.677          1.674           275,641

  LMPVET Capital and Income Subaccount (Class II)
  (10/02)............................................  2007      1.448          1.505         2,123,621
                                                       2006      1.329          1.448         2,282,065
                                                       2005      1.293          1.329         2,636,569
                                                       2004      1.249          1.293         1,943,130
                                                       2003      1.038          1.249           783,127
                                                       2002      1.000          1.038            97,394

  LMPVET Capital Subaccount (10/02)..................  2007      1.682          1.690         3,506,597
                                                       2006      1.502          1.682         3,626,651
                                                       2005      1.447          1.502         4,018,612
                                                       2004      1.376          1.447         2,881,219
                                                       2003      1.061          1.376           230,701
                                                       2002      1.000          1.061            17,879

  LMPVET Dividend Strategy Subaccount (5/01).........  2007      0.926          0.972           247,223
                                                       2006      0.797          0.926           254,128
                                                       2005      0.809          0.797           231,230
                                                       2004      0.794          0.809           274,091
                                                       2003      0.652          0.794             1,257
                                                       2002      0.894          0.652             2,000
                                                       2001      1.000          0.894             2,000

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Equity Index Subaccount (Class II) (6/00)...  2007      1.008          1.043           632,708
                                                       2006      0.888          1.008           597,401
                                                       2005      0.864          0.888           885,880
                                                       2004      0.795          0.864           504,425
                                                       2003      0.631          0.795           383,086
                                                       2002      0.824          0.631           299,142
                                                       2001      0.954          0.824           174,860
                                                       2000      1.076          0.954            51,515

  LMPVET Fundamental Value Subaccount (Class I)
  (6/00).............................................  2007      1.551          1.549         2,275,608
                                                       2006      1.347          1.551         1,713,030
                                                       2005      1.303          1.347         1,830,903
                                                       2004      1.221          1.303         1,896,436
                                                       2003      0.893          1.221         1,209,183
                                                       2002      1.151          0.893           446,779
                                                       2001      1.232          1.151           369,495
                                                       2000      1.100          1.232            85,114

  LMPVET Global Equity Subaccount (10/02)............  2007      1.808          1.871         1,026,535
                                                       2006      1.592          1.808         1,039,542
                                                       2005      1.515          1.592         1,075,476
                                                       2004      1.394          1.515           734,070
                                                       2003      1.074          1.394            22,689
                                                       2002      1.000          1.074                --

  LMPVET Investors Subaccount (Class I) (1/01).......  2007      1.460          1.495           564,211
                                                       2006      1.252          1.460           364,184
                                                       2005      1.191          1.252           410,875
                                                       2004      1.095          1.191           475,738
                                                       2003      0.839          1.095           356,707
                                                       2002      1.106          0.839           178,397
                                                       2001      1.195          1.106            94,552

  LMPVET Large Cap Growth Subaccount (Class I)
  (2/00).............................................  2007      0.986          1.024         1,394,937
                                                       2006      0.956          0.986         1,748,488
                                                       2005      0.922          0.956         1,766,449
                                                       2004      0.931          0.922         1,720,065
                                                       2003      0.640          0.931         1,141,574
                                                       2002      0.863          0.640           771,377
                                                       2001      1.000          0.863           730,193
                                                       2000      1.083          1.000           309,116

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Mid Cap Core Subaccount (Class I) (4/00)....  2007      1.625          1.716           417,417
                                                       2006      1.435          1.625           507,353
                                                       2005      1.344          1.435           560,103
                                                       2004      1.234          1.344           587,236
                                                       2003      0.964          1.234           507,824
                                                       2002      1.209          0.964           385,791
                                                       2001      1.362          1.209           307,340
                                                       2000      1.225          1.362           110,509

  LMPVET Multiple Discipline Subaccount-Large Cap
  Growth and Value (10/02)...........................  2007      1.619          1.652                --
                                                       2006      1.462          1.619           356,616
                                                       2005      1.432          1.462           343,377
                                                       2004      1.360          1.432           254,701
                                                       2003      1.069          1.360            27,171
                                                       2002      1.000          1.069                --

  LMPVET Small Cap Growth Subaccount (Class I)
  (3/00).............................................  2007      1.484          1.609           321,522
                                                       2006      1.334          1.484            88,971
                                                       2005      1.290          1.334            93,848
                                                       2004      1.136          1.290           224,325
                                                       2003      0.774          1.136           210,996
                                                       2002      1.202          0.774           131,378
                                                       2001      1.314          1.202            89,647
                                                       2000      1.482          1.314             6,517

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.033          1.033           617,987
                                                       2006      1.006          1.033           677,225
                                                       2005      0.997          1.006           717,561
                                                       2004      0.999          0.997           211,555
                                                       2003      1.000          0.999            46,771

  LMPVIT Diversified Srategic Income Subaccount
  (7/00).............................................  2007      1.298          1.306           764,781
                                                       2006      1.249          1.298         1,018,152
                                                       2005      1.235          1.249         1,110,076
                                                       2004      1.174          1.235         1,037,004
                                                       2003      1.065          1.174           759,502
                                                       2002      1.030          1.065           471,209
                                                       2001      1.013          1.030           439,990
                                                       2000      1.011          1.013           114,166

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVIT High Income Subaccount (8/00)...............  2007      1.265          1.251           771,861
                                                       2006      1.156          1.265         1,082,095
                                                       2005      1.143          1.156         1,298,401
                                                       2004      1.049          1.143         1,342,536
                                                       2003      0.834          1.049         1,155,100
                                                       2002      0.874          0.834           277,042
                                                       2001      0.921          0.874           295,957
                                                       2000      0.994          0.921           208,981

  LMPVIT Money Market Subaccount (2/00)..............  2007      1.109          1.148           847,696
                                                       2006      1.075          1.109           874,513
                                                       2005      1.060          1.075           692,217
                                                       2004      1.066          1.060           933,637
                                                       2003      1.074          1.066         1,098,028
                                                       2002      1.075          1.074         1,940,157
                                                       2001      1.052          1.075           707,397
                                                       2000      1.012          1.052           511,377

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunities Subaccount
  (Class I) (5/01)...................................  2007      1.273          1.360                --
                                                       2006      1.144          1.273           310,018
                                                       2005      1.106          1.144           337,568
                                                       2004      0.970          1.106           254,741
                                                       2003      0.693          0.970            41,992
                                                       2002      0.945          0.693            20,468
                                                       2001      1.000          0.945            25,867

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (6/00).........  2007      1.565          1.643                --
                                                       2006      1.343          1.565           740,738
                                                       2005      1.309          1.343           833,595
                                                       2004      1.226          1.309           820,427
                                                       2003      0.894          1.226           578,309
                                                       2002      1.210          0.894           411,710
                                                       2001      1.204          1.210           220,176
                                                       2000      1.195          1.204            22,319

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.628          1.693                --
                                                       2006      1.408          1.628           114,977
                                                       2005      1.382          1.408            90,708
                                                       2004      1.244          1.382            89,045
                                                       2003      1.000          1.244            12,715

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.820          2.007                --
                                                       2006      1.644          1.820           482,018
                                                       2005      1.541          1.644           481,239
                                                       2004      1.260          1.541            90,506
                                                       2003      1.000          1.260                --

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      0.948          0.994                --
                                                       2006      0.894          0.948           258,146

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      0.986          0.995           251,301

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.363          1.331           264,113
                                                       2006      1.277          1.363            64,350

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.677          1.639           233,099
                                                       2006      1.520          1.677           124,187

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.341          1.724            14,807
                                                       2006      1.306          1.341            18,274

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.262          1.120             2,876

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2007      1.077          1.102         1,235,650
                                                       2006      1.001          1.077         1,145,511

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.073          1.065           818,191
                                                       2006      1.002          1.073           103,334

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      0.982          1.083            59,186
                                                       2006      0.992          0.982            68,933

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.278          1.404             3,344
                                                       2006      1.286          1.278             3,394

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      1.518          1.596           146,550

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.410          1.496           404,755
                                                       2006      1.274          1.410           471,181

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.222          1.026            90,491
                                                       2006      1.003          1.222            78,649

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.153          1.223         2,043,340

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.593          1.650            11,916
                                                       2006      1.480          1.593           159,101

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.155          1.276                --
                                                       2006      1.096          1.155                --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.174          1.235           587,593
                                                       2006      1.132          1.174           581,362

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.030          0.985         1,275,900
                                                       2006      1.003          1.030         1,181,582

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      0.881          1.046           216,755
                                                       2006      0.901          0.881           232,754

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2007      1.252          1.311           917,565
                                                       2006      1.205          1.252           761,321

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2007      0.751          0.740            70,405
                                                       2006      0.730          0.751            61,614

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      0.808          0.828           292,646
                                                       2006      0.796          0.808           318,381

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.329          1.364           706,012
                                                       2006      1.294          1.329           952,572

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.062          1.081             8,068
                                                       2006      1.002          1.062                --

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.044          1.087            48,510
                                                       2006      1.001          1.044                --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.051          1.086             7,160
                                                       2006      1.002          1.051             7,166

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.056          1.086            90,491
                                                       2006      1.002          1.056            11,578

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.061          1.086           291,713
                                                       2006      1.002          1.061           286,989

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.500          1.541         2,850,882
                                                       2006      1.402          1.500         3,001,552

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2007      1.052          1.103           684,020
                                                       2006      0.996          1.052           800,694

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.070          1.152           430,529
                                                       2006      0.998          1.070           409,545

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.125          1.148                --
                                                       2006      1.133          1.125         2,120,472
                                                       2005      1.125          1.133         2,134,660
                                                       2004      1.048          1.125         1,580,273
                                                       2003      1.000          1.048            12,559

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2007      1.255          1.346         5,340,761
                                                       2006      1.226          1.255         5,145,922
                                                       2005      1.213          1.226         5,227,537
                                                       2004      1.173          1.213         4,462,676
                                                       2003      1.132          1.173         2,636,608
                                                       2002      1.053          1.132         1,693,413
                                                       2001      1.000          1.053           469,808

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2007      1.409          1.526                --
                                                       2006      1.118          1.409           163,630
                                                       2005      1.011          1.118           149,539
                                                       2004      0.882          1.011           169,047
                                                       2003      0.696          0.882           119,463
                                                       2002      0.857          0.696            92,071
                                                       2001      1.000          0.857            11,070

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2007      1.967          2.102                --
                                                       2006      1.701          1.967           160,571
                                                       2005      1.611          1.701           193,425
                                                       2004      1.294          1.611           143,446
                                                       2003      0.877          1.294           125,086
                                                       2002      1.088          0.877           177,419
                                                       2001      1.000          1.088             4,610

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/01).............................................  2006      0.931          0.992                --
                                                       2005      0.869          0.931            68,633
                                                       2004      0.827          0.869            80,474
                                                       2003      0.649          0.827            69,737
                                                       2002      0.864          0.649            48,694
                                                       2001      1.000          0.864            19,584

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Equity Income Subaccount (10/00).........  2006      1.230          1.294                --
                                                       2005      1.194          1.230           984,532
                                                       2004      1.102          1.194           851,522
                                                       2003      0.852          1.102           701,195
                                                       2002      1.004          0.852           466,236
                                                       2001      1.090          1.004           287,549
                                                       2000      1.059          1.090            54,202

  Travelers Large Cap Subaccount (6/00)..............  2006      0.772          0.796                --
                                                       2005      0.720          0.772           230,033
                                                       2004      0.686          0.720           229,272
                                                       2003      0.558          0.686           178,744
                                                       2002      0.732          0.558           116,833
                                                       2001      0.899          0.732           125,941
                                                       2000      1.049          0.899            77,498

  Travelers Managed Allocation Series: Aggressive
  Subaccount (5/05)..................................  2006      1.111          1.182                --
                                                       2005      1.000          1.111                --

  Travelers Managed Allocation Series: Conservative
  Subaccount (7/05)..................................  2006      1.022          1.026                --
                                                       2005      1.007          1.022                --

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.056          1.094                --
                                                       2005      1.008          1.056                --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.089          1.137                --
                                                       2005      1.000          1.089                --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.032          1.053                --
                                                       2005      1.000          1.032             6,823

  Travelers Managed Income Subaccount (7/00).........  2006      1.216          1.205                --
                                                       2005      1.216          1.216         1,012,341
                                                       2004      1.199          1.216           982,241
                                                       2003      1.121          1.199           801,296
                                                       2002      1.113          1.121           566,904
                                                       2001      1.057          1.113           434,221
                                                       2000      1.019          1.057           137,038

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Mercury Large Cap Core Subaccount
  (6/00).............................................  2006      0.841          0.894                --
                                                       2005      0.761          0.841           298,475
                                                       2004      0.666          0.761           339,737
                                                       2003      0.558          0.666           285,682
                                                       2002      0.755          0.558           234,601
                                                       2001      0.988          0.755           230,322
                                                       2000      1.107          0.988            93,590

  Travelers MFS(R) Mid Cap Growth Subaccount (3/02)..  2006      0.851          0.901                --
                                                       2005      0.837          0.851           253,376
                                                       2004      0.744          0.837                --
                                                       2003      0.551          0.744                --
                                                       2002      1.000          0.551                --

  Travelers MFS(R) Total Return Subaccount (7/00)....  2006      1.357          1.402                --
                                                       2005      1.337          1.357         3,763,631
                                                       2004      1.216          1.337         3,458,131
                                                       2003      1.058          1.216         2,567,975
                                                       2002      1.133          1.058         1,701,434
                                                       2001      1.149          1.133         1,309,212
                                                       2000      1.026          1.149           147,036

  Travelers MFS(R) Value Subaccount (5/04)...........  2006      1.178          1.274                --
                                                       2005      1.122          1.178           433,995
                                                       2004      1.000          1.122            20,871

  Travelers Mondrian International Stock Subaccount
  (3/02).............................................  2006      1.322          1.520                --
                                                       2005      1.224          1.322           110,310
                                                       2004      1.073          1.224            85,883
                                                       2003      0.846          1.073               377
                                                       2002      1.000          0.846                --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.394          1.480                --
                                                       2005      1.333          1.394           154,125
                                                       2004      1.217          1.333            84,799
                                                       2003      1.000          1.217             3,245

  Travelers Pioneer Mid Cap Value Subaccount (7/05)..  2006      1.041          1.096                --
                                                       2005      1.037          1.041                --

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.120          1.132                --
                                                       2005      1.096          1.120           484,044
                                                       2004      1.000          1.096           242,440

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Strategic Equity Subaccount (6/00).......  2006      0.730          0.762                --
                                                       2005      0.726          0.730           122,543
                                                       2004      0.668          0.726           128,507
                                                       2003      0.511          0.668           180,708
                                                       2002      0.780          0.511           223,164
                                                       2001      0.913          0.780           233,026
                                                       2000      1.108          0.913           501,860

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.116          1.286                --
                                                       2005      1.027          1.116               401

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.112          1.277                --
                                                       2005      1.000          1.112                --

  Travelers Van Kampen Enterprise Subaccount (4/00)..  2006      0.703          0.730                --
                                                       2005      0.661          0.703            97,201
                                                       2004      0.645          0.661            98,488
                                                       2003      0.521          0.645            99,873
                                                       2002      0.748          0.521            87,650
                                                       2001      0.963          0.748            73,520
                                                       2000      1.196          0.963            76,229

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (2/00)..........................................  2007      0.766          0.884           225,028
                                                       2006      0.756          0.766           238,367
                                                       2005      0.710          0.756           255,754
                                                       2004      0.673          0.710           350,995
                                                       2003      0.536          0.673           382,732
                                                       2002      0.805          0.536           348,750
                                                       2001      1.191          0.805           409,824
                                                       2000      1.700          1.191           272,783




            VINTAGE II (SERIES II) -- SEPARATE ACCOUNT CHARGES 2.35%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.242          1.295                --
                                                       2005      1.215          1.242           111,636
                                                       2004      1.119          1.215                --
                                                       2003      1.000          1.119                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (2/00)...................................  2006      1.296          1.258                --
                                                       2005      1.155          1.296            26,995
                                                       2004      1.092          1.155                --
                                                       2003      1.000          1.092                --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (2/00).............................................  2007      1.724          1.933         1,700,960
                                                       2006      1.465          1.724         1,666,157
                                                       2005      1.315          1.465         1,016,509
                                                       2004      1.186          1.315            12,546
                                                       2003      1.000          1.186                --

  American Funds Growth Subaccount (Class 2) (2/00)..  2007      1.541          1.691         5,693,274
                                                       2006      1.432          1.541         5,630,680
                                                       2005      1.261          1.432         3,527,301
                                                       2004      1.148          1.261           176,039
                                                       2003      1.000          1.148                --

  American Funds Growth-Income Subaccount (Class 2)
  (2/00).............................................  2007      1.437          1.474         5,370,891
                                                       2006      1.277          1.437         5,169,568
                                                       2005      1.235          1.277         3,353,279
                                                       2004      1.145          1.235           116,974
                                                       2003      1.000          1.145                --

Capital Appreciation Fund
  Capital Appreciation Fund (3/02)...................  2006      1.541          1.522                --
                                                       2005      1.335          1.541            68,905
                                                       2004      1.143          1.335                --
                                                       2003      1.000          1.143                --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (3/02).............................................  2006      1.534          1.987                --
                                                       2005      1.465          1.534           178,945
                                                       2004      1.142          1.465                --
                                                       2003      1.000          1.142                --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.289          1.398                --
                                                       2005      1.197          1.289           105,878
                                                       2004      1.073          1.197             2,361
                                                       2003      1.000          1.073                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.286          1.430                --
                                                       2005      1.195          1.286           364,009
                                                       2004      1.066          1.195             4,323
                                                       2003      1.000          1.066                --

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class)
  (5/00).............................................  2007      1.598          1.834         3,038,416
                                                       2006      1.466          1.598         3,204,130
                                                       2005      1.284          1.466         1,643,270
                                                       2004      1.140          1.284                --
                                                       2003      1.000          1.140                --

  VIP Mid Cap Subaccount (Service Class 2) (3/02)....  2007      1.844          2.078         1,524,858
                                                       2006      1.680          1.844         1,729,473
                                                       2005      1.457          1.680           916,237
                                                       2004      1.197          1.457             7,282
                                                       2003      1.000          1.197                --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2007      1.188          1.204         3,407,218
                                                       2006      1.029          1.188         3,115,165
                                                       2005      1.000          1.029         1,574,335

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (2/00)........................  2007      1.410          1.531            89,549
                                                       2006      1.328          1.410            66,994
                                                       2005      1.297          1.328            35,814
                                                       2004      1.191          1.297             7,965
                                                       2003      1.000          1.191                --

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.326          1.534                --
                                                       2005      1.228          1.326         1,018,600
                                                       2004      1.116          1.228             8,874
                                                       2003      1.000          1.116                --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      2.393          3.010         1,112,320
                                                       2006      1.913          2.393         1,165,243
                                                       2005      1.537          1.913           605,698
                                                       2004      1.261          1.537                --
                                                       2003      1.000          1.261                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (2/00)...................................  2007      1.736          1.957         1,685,764
                                                       2006      1.463          1.736         1,664,516
                                                       2005      1.359          1.463           831,353
                                                       2004      1.174          1.359                --
                                                       2003      1.000          1.174                --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (5/02)...................................  2006      1.398          1.663                --
                                                       2005      1.315          1.398           740,845
                                                       2004      1.160          1.315            13,918
                                                       2003      1.000          1.160                --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2007      1.626          1.933           219,810
                                                       2006      1.469          1.626            15,653
                                                       2005      1.342          1.469            13,248
                                                       2004      1.140          1.342                --
                                                       2003      1.000          1.140                --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.336          1.490                --
                                                       2005      1.315          1.336           212,912
                                                       2004      1.172          1.315                --
                                                       2003      1.000          1.172                --

Legg Mason Partners Investment Series
  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2007      1.258          1.336                --
                                                       2006      1.200          1.258                --
                                                       2005      1.156          1.200                --
                                                       2004      1.150          1.156                --
                                                       2003      1.000          1.150                --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (3/00).............................................  2007      1.412          1.400         1,690,122
                                                       2006      1.329          1.412         1,717,595
                                                       2005      1.219          1.329           999,469
                                                       2004      1.135          1.219           115,318
                                                       2003      1.000          1.135                --

  LMPVET Appreciation Subaccount (Class I) (6/00)....  2007      1.358          1.438           750,790
                                                       2006      1.211          1.358           803,043
                                                       2005      1.188          1.211           713,566
                                                       2004      1.118          1.188            76,543
                                                       2003      1.000          1.118                --

  LMPVET Appreciation Subaccount (Class II) (11/07)..  2007      1.333          1.329           529,481

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Capital and Income Subaccount (Class II)
  (10/02)............................................  2007      1.227          1.262         5,673,888
                                                       2006      1.136          1.227         6,727,026
                                                       2005      1.116          1.136         4,734,449
                                                       2004      1.088          1.116           405,533
                                                       2003      1.000          1.088                --

  LMPVET Capital Subaccount (10/02)..................  2007      1.340          1.333         3,225,774
                                                       2006      1.208          1.340         3,329,829
                                                       2005      1.174          1.208         2,300,292
                                                       2004      1.128          1.174            33,414
                                                       2003      1.000          1.128                --

  LMPVET Dividend Strategy Subaccount (5/01).........  2007      1.248          1.297            58,801
                                                       2006      1.083          1.248            59,250
                                                       2005      1.111          1.083            59,581
                                                       2004      1.100          1.111                --
                                                       2003      1.000          1.100                --

  LMPVET Equity Index Subaccount (Class II) (6/00)...  2007      1.392          1.426           761,039
                                                       2006      1.237          1.392           771,088
                                                       2005      1.215          1.237           779,368
                                                       2004      1.129          1.215            76,132
                                                       2003      1.000          1.129                --

  LMPVET Fundamental Value Subaccount (Class I)
  (6/00).............................................  2007      1.441          1.425           901,568
                                                       2006      1.263          1.441           806,411
                                                       2005      1.234          1.263           585,496
                                                       2004      1.167          1.234            44,212
                                                       2003      1.000          1.167                --

  LMPVET Global Equity Subaccount (10/02)............  2007      1.436          1.472         2,457,195
                                                       2006      1.276          1.436         2,605,918
                                                       2005      1.226          1.276         1,206,797
                                                       2004      1.139          1.226            15,706
                                                       2003      1.000          1.139                --

  LMPVET Investors Subaccount (Class I) (1/01).......  2007      1.485          1.507            61,312
                                                       2006      1.285          1.485            61,338
                                                       2005      1.235          1.285            45,577
                                                       2004      1.146          1.235                --
                                                       2003      1.000          1.146                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Large Cap Growth Subaccount (Class I)
  (2/00).............................................  2007      1.202          1.236           408,457
                                                       2006      1.176          1.202           421,840
                                                       2005      1.144          1.176           409,917
                                                       2004      1.167          1.144                --
                                                       2003      1.000          1.167                --

  LMPVET Mid Cap Core Subaccount (Class I) (4/00)....  2007      1.481          1.550           483,633
                                                       2006      1.321          1.481           511,464
                                                       2005      1.248          1.321           621,784
                                                       2004      1.157          1.248           250,879
                                                       2003      1.000          1.157                --

  LMPVET Multiple Discipline Subaccount-Large Cap
  Growth and Value (10/02)...........................  2007      1.297          1.313                --
                                                       2006      1.182          1.297           607,583
                                                       2005      1.169          1.182           536,248
                                                       2004      1.121          1.169            26,484
                                                       2003      1.000          1.121                --

  LMPVET Small Cap Growth Subaccount (Class I)
  (3/00).............................................  2007      1.568          1.684           125,683
                                                       2006      1.423          1.568            16,353
                                                       2005      1.389          1.423            24,636
                                                       2004      1.235          1.389             4,834
                                                       2003      1.000          1.235                --

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.001          0.991           561,560
                                                       2006      0.985          1.001           625,082
                                                       2005      0.985          0.985           488,307
                                                       2004      0.997          0.985           103,512
                                                       2003      1.000          0.997                --

  LMPVIT Diversified Srategic Income Subaccount
  (7/00).............................................  2007      1.136          1.131            69,170
                                                       2006      1.103          1.136            66,409
                                                       2005      1.101          1.103            64,928
                                                       2004      1.056          1.101            19,932
                                                       2003      1.000          1.056                --

  LMPVIT High Income Subaccount (8/00)...............  2007      1.290          1.263         1,326,437
                                                       2006      1.190          1.290         1,263,399
                                                       2005      1.187          1.190           843,903
                                                       2004      1.100          1.187            71,552
                                                       2003      1.000          1.100                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVIT Money Market Subaccount (2/00)..............  2007      1.004          1.029           743,548
                                                       2006      0.983          1.004           266,863
                                                       2005      0.978          0.983            42,742
                                                       2004      0.993          0.978           131,110
                                                       2003      1.000          0.993                --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunities Subaccount
  (Class I) (5/01)...................................  2007      1.574          1.675                --
                                                       2006      1.427          1.574           113,559
                                                       2005      1.393          1.427            93,979
                                                       2004      1.233          1.393                --
                                                       2003      1.000          1.233                --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (6/00).........  2007      1.450          1.517                --
                                                       2006      1.257          1.450                --
                                                       2005      1.236          1.257                --
                                                       2004      1.169          1.236                --
                                                       2003      1.000          1.169                --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.448          1.501                --
                                                       2006      1.264          1.448           433,634
                                                       2005      1.253          1.264           394,021
                                                       2004      1.139          1.253            23,251
                                                       2003      1.000          1.139                --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.621          1.783                --
                                                       2006      1.479          1.621           877,639
                                                       2005      1.399          1.479           780,376
                                                       2004      1.155          1.399            29,210
                                                       2003      1.000          1.155                --

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.505          1.574                --
                                                       2006      1.428          1.505            13,156

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.561          1.565            16,304

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.342          1.298           107,461
                                                       2006      1.265          1.342            50,885

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.759          1.703           302,392
                                                       2006      1.604          1.759           501,775

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.552          1.978           117,641
                                                       2006      1.522          1.552            88,498

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.239          1.092            18,766

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2007      1.070          1.084         2,855,504
                                                       2006      1.001          1.070         2,451,953

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.067          1.048         1,305,651
                                                       2006      1.002          1.067                --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.310          1.432            55,303
                                                       2006      1.333          1.310            67,191

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.259          1.370            35,685
                                                       2006      1.275          1.259            26,785

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      1.966          2.054                --

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.374          1.445           483,577
                                                       2006      1.250          1.374           575,613

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.214          1.010           672,708
                                                       2006      1.003          1.214           756,100

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.114          1.174         1,328,069

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.433          1.469           182,216
                                                       2006      1.339          1.433           184,963

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.138          1.253                --
                                                       2006      1.087          1.138            14,204

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.145          1.192         1,525,393
                                                       2006      1.111          1.145         1,395,968

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.024          0.970         1,537,653
                                                       2006      1.003          1.024         1,096,829

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      1.301          1.530           306,490
                                                       2006      1.339          1.301            52,352

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2007      1.043          1.082           930,557
                                                       2006      1.010          1.043           907,859

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2007      1.276          1.245            18,764
                                                       2006      1.247          1.276            18,513

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.285          1.305           218,554
                                                       2006      1.274          1.285           187,688

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.326          1.348           663,576
                                                       2006      1.299          1.326           708,097

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.055          1.064            74,475
                                                       2006      1.002          1.055           363,846

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.037          1.070            27,446
                                                       2006      1.001          1.037            31,936

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.044          1.069           121,918
                                                       2006      1.002          1.044           116,217

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.049          1.069           567,070
                                                       2006      1.002          1.049           507,430

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.054          1.069           351,687
                                                       2006      1.002          1.054           359,886

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.292          1.315         1,537,627
                                                       2006      1.215          1.292         1,548,544

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2007      1.046          1.085         1,902,487
                                                       2006      0.996          1.046         1,959,165

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.063          1.134            28,624
                                                       2006      0.998          1.063            28,624

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.090          1.109                --
                                                       2006      1.108          1.090         1,230,469
                                                       2005      1.111          1.108           971,586
                                                       2004      1.045          1.111            87,192
                                                       2003      1.000          1.045                --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2007      1.064          1.130         3,604,618
                                                       2006      1.049          1.064         3,118,644
                                                       2005      1.048          1.049         2,187,620
                                                       2004      1.023          1.048            92,831
                                                       2003      1.000          1.023                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2007      1.830          1.976                --
                                                       2006      1.467          1.830                --
                                                       2005      1.338          1.467                --
                                                       2004      1.179          1.338                --
                                                       2003      1.000          1.179                --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2007      1.824          1.943                --
                                                       2006      1.592          1.824           252,629
                                                       2005      1.523          1.592           237,163
                                                       2004      1.235          1.523                --
                                                       2003      1.000          1.235                --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/01).............................................  2006      1.255          1.333                --
                                                       2005      1.181          1.255            49,939
                                                       2004      1.135          1.181             9,847
                                                       2003      1.000          1.135                --

  Travelers Equity Income Subaccount (10/00).........  2006      1.239          1.299                --
                                                       2005      1.214          1.239           623,080
                                                       2004      1.131          1.214            38,632
                                                       2003      1.000          1.131                --

  Travelers Large Cap Subaccount (6/00)..............  2006      1.240          1.274                --
                                                       2005      1.168          1.240            60,974
                                                       2004      1.122          1.168                --
                                                       2003      1.000          1.122                --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (5/05)..................................  2006      1.104          1.171                --
                                                       2005      1.000          1.104           295,809

  Travelers Managed Allocation Series: Conservative
  Subaccount (7/05)..................................  2006      1.016          1.017                --
                                                       2005      1.006          1.016            31,450

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.050          1.085                --
                                                       2005      1.007          1.050           292,696

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.083          1.126                --
                                                       2005      1.000          1.083           132,397

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.027          1.045                --
                                                       2005      1.000          1.027                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Income Subaccount (7/00).........  2006      1.023          1.010                --
                                                       2005      1.033          1.023           746,775
                                                       2004      1.028          1.033            53,765
                                                       2003      1.000          1.028                --

  Travelers Mercury Large Cap Core Subaccount
  (6/00).............................................  2006      1.349          1.428                --
                                                       2005      1.232          1.349            10,886
                                                       2004      1.088          1.232             6,671
                                                       2003      1.000          1.088                --

  Travelers MFS(R) Mid Cap Growth Subaccount (3/02)..  2006      1.269          1.339                --
                                                       2005      1.260          1.269            38,726
                                                       2004      1.131          1.260                --
                                                       2003      1.000          1.131                --

  Travelers MFS(R) Total Return Subaccount (7/00)....  2006      1.180          1.215                --
                                                       2005      1.173          1.180         1,039,277
                                                       2004      1.077          1.173            63,089
                                                       2003      1.000          1.077                --

  Travelers MFS(R) Value Subaccount (5/04)...........  2006      1.160          1.250                --
                                                       2005      1.115          1.160           365,164
                                                       2004      1.000          1.115                --

  Travelers Mondrian International Stock Subaccount
  (3/02).............................................  2006      1.400          1.604                --
                                                       2005      1.308          1.400           248,371
                                                       2004      1.157          1.308             2,184
                                                       2003      1.000          1.157                --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.265          1.339                --
                                                       2005      1.222          1.265           121,433
                                                       2004      1.126          1.222                --
                                                       2003      1.000          1.126                --

  Travelers Pioneer Mid Cap Value Subaccount (7/05)..  2006      1.035          1.087                --
                                                       2005      1.036          1.035             3,792

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.102          1.111                --
                                                       2005      1.089          1.102           897,033
                                                       2004      1.000          1.089             8,613

  Travelers Strategic Equity Subaccount (6/00).......  2006      1.197          1.246                --
                                                       2005      1.201          1.197            26,075
                                                       2004      1.115          1.201                --
                                                       2003      1.000          1.115                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.110          1.275                --
                                                       2005      1.026          1.110            18,294

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.106          1.265                --
                                                       2005      1.000          1.106            23,495

  Travelers Van Kampen Enterprise Subaccount (4/00)..  2006      1.205          1.247                --
                                                       2005      1.144          1.205             8,031
                                                       2004      1.127          1.144                --
                                                       2003      1.000          1.127                --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (2/00)..........................................  2007      1.234          1.410             3,613
                                                       2006      1.228          1.234             3,432
                                                       2005      1.165          1.228             3,556
                                                       2004      1.114          1.165                --
                                                       2003      1.000          1.114                --




* We are currently waiving a portion of the Mortality and Expense Risk charge for this Subaccount. Please see "Fee Table -- Annual Separate Account Charges" for more information.

The date next to each funding option name reflects the date money first came into the funding option through the Separate Account.

Funding options not listed above had no amounts allocated to them or were not available as of December 31, 2007.

Number of Units Outstanding at the end of the year may include units for Contracts in payout phase.

Variable Funding Option mergers and substitutions that occurred between January 1, 2005 and December 31, 2007 are displayed below. Please see Appendix C for more information on Variable Funding Option mergers, substitutions and other changes.

Effective on or about 02/25/2005, The Travelers Series Trust-MFS Emerging Growth Portfolio merged into The Travelers Series Trust-MFS Mid Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Alliance Bernstein Variable Products Series Fund-AllianceBernstein Growth and Income Portfolio was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Alliance Bernstein Variable Products Series Fund-AllianceBernstein Large Cap Growth Portfolio was replaced by Metropolitan Series Fund, Inc.-T. Rowe Price Large Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Capital Appreciation Fund merged into Met Investors Series Trust-Janus Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Delaware VIP Trust-Delaware VIP REIT Series was replaced by Met Investors Series Trust-Neuberger Berman Real Estate Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Global Allocation Portfolio was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Value Opportunities VI Fund was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton Variable Insurance Products Trust-Mutual Shares Securities Fund was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton Variable Insurance Products Trust-Templeton Growth Securities Fund was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-AIM Capital Appreciation Portfolio merged into Met Investors Series Trust-Met/AIM Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Equity Income Portfolio merged into Metropolitan Series Fund, Inc.-FI Value Leaders Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Large Cap Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Conservative Portfolio merged into Metropolitan Series Fund, Inc.- MetLife Conservative Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate-Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate to Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate-Conservative Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Conservative to Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mercury Large Cap Core Portfolio merged into Met Investors Series Trust-Mercury Large-Cap Core Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Mid Cap Growth Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Total Return Portfolio merged into Metropolitan Series Fund, Inc.-MFS(R) Total Return Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Value Portfolio merged into Met Investors Series Trust-MFS(R) Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mondrian International Stock Portfolio merged into Met Investors Series Trust-Harris Oakmark International Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Fund Portfolio merged into Met Investors Series Trust-Pioneer Fund Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Mid-Cap Value Portfolio merged into Met Investors Series Trust-Pioneer Mid-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Strategic Income Portfolio merged into Met Investors Series Trust-Pioneer Strategic Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Strategic Equity Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Growth Portfolio merged into Met Investors Series Trust-Met/AIM Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Value Portfolio merged into Met Investors Series Trust-Dreman Small-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Travelers Managed Income Portfolio merged into Metropolitan Series Fund, Inc..-BlackRock Bond Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Van Kampen Enterprise Portfolio merged into Metropolitan Series Fund, Inc.-Capital Guardian U.S. Equity Portfolio and is no longer available as a funding option.

Effective on or about 11/13/2006, Lazard Retirement Series, Inc.-Lazard Retirement Small Cap Portfolio was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Investment Series-Legg Mason Partners Variable Premier Selections All Cap Growth Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios I, Inc.-Legg Mason Partners Variable All Cap Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Fundamental Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios V-Legg Mason Partners Variable Small Cap Growth Opportunities Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Lord Abbett Series Fund, Inc.-Lord Abbett Growth and Income Portfolio was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Lord Abbett Series Fund, Inc.-Lord Abbett Mid-Cap Value Portfolio was replaced by Met Investors Series Trust-Lord Abbett Mid-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Met Investors Series Trust-BlackRock Large-Cap Core Portfolio -- Class A was exchanged for Met Investors Series Trust-BlackRock Large-Cap Core Portfolio -- Class E and is no longer available as a funding option.

Effective on or about 04/30/2007, Met Investors Series Trust-Pioneer Mid-Cap Value Portfolio merged into Met Investors Series Trust-Lazard Mid-Cap Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, PIMCO Variable Insurance Trust-Real Return Portfolio was replaced by Met Investors Series Trust-PIMCO Inflation Protected Bond Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Putnam Variable Trust-Putnam VT International Equity Fund was replaced by Met Investors Series Trust-MFS(R) Research International Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Putnam Variable Trust-Putnam VT Small Cap Value Fund was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 11/12/2007, Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Multiple Discipline Portfolio -- Large Cap Growth and Value merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Appreciation Portfolio and is no longer available as a funding option.

                      THIS PAGE INTENTIONALLY LEFT  BLANK.

                                   APPENDIX B

--------------------------------------------------------------------------------

                         CONDENSED FINANCIAL INFORMATION

          FOR METLIFE OF CT SEPARATE ACCOUNT TEN FOR VARIABLE ANNUITIES
                      ACCUMULATION UNIT VALUES (IN DOLLARS)

The following Accumulation Unit Value ("AUV") information should be read in conjunction with the Separate Account's audited financial statement and notes, which are attached. The first table provides the AUV information for the MINIMUM Separate Account Charge available under the contract. The second table provides the AUV information for the MAXIMUM Separate Account Charge available under the contract. Please refer to the Fee Table section of this prospectus for more information on Separate Account Charges.

            VINTAGE II (SERIES II) -- SEPARATE ACCOUNT CHARGES 1.40%

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.162          1.215                --
                                                       2005      1.127          1.162           325,190
                                                       2004      1.027          1.127           334,798
                                                       2003      0.788          1.027           354,635
                                                       2002      0.980          0.788            25,560

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      0.756          0.741                --
                                                       2005      0.668          0.756         2,516,526
                                                       2004      0.625          0.668         2,897,980
                                                       2003      0.514          0.625         3,382,923
                                                       2002      0.753          0.514         3,883,375
                                                       2001      0.925          0.753         4,716,899
                                                       2000      1.127          0.925         4,449,229
                                                       1999      1.000          1.127           314,797

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.375          1.557         5,689,089
                                                       2006      1.158          1.375         6,303,145
                                                       2005      1.029          1.158         6,380,373
                                                       2004      0.920          1.029         6,322,143
                                                       2003      0.690          0.920         6,679,967
                                                       2002      0.819          0.690         6,862,959
                                                       2001      0.969          0.819         6,260,916
                                                       2000      1.211          0.969         3,140,876
                                                       1999      1.000          1.211           316,138

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.347          1.493         6,990,176
                                                       2006      1.240          1.347         8,829,783
                                                       2005      1.082          1.240         8,889,797
                                                       2004      0.975          1.082         8,773,906
                                                       2003      0.723          0.975         8,937,082
                                                       2002      0.970          0.723         7,986,225
                                                       2001      1.202          0.970         6,922,537
                                                       2000      1.167          1.202         4,692,324
                                                       1999      1.000          1.167           477,335

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2007      1.518          1.572         7,936,906
                                                       2006      1.336          1.518         9,298,377
                                                       2005      1.280          1.336         9,710,858
                                                       2004      1.176          1.280         9,428,394
                                                       2003      0.901          1.176         9,670,875
                                                       2002      1.119          0.901         8,550,110
                                                       2001      1.106          1.119         6,852,257
                                                       2000      1.039          1.106         2,375,658
                                                       1999      1.000          1.039           174,106

Capital Appreciation Fund
  Capital Appreciation Fund (6/02)...................  2006      1.319          1.306                --
                                                       2005      1.131          1.319            38,185
                                                       2004      0.960          1.131                --
                                                       2003      0.779          0.960                --
                                                       2002      0.878          0.779                --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/02).............................................  2006      1.732          2.265                --
                                                       2005      1.638          1.732            16,019
                                                       2004      1.265          1.638                --
                                                       2003      0.957          1.265                --
                                                       2002      1.048          0.957                --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.315          1.431                --
                                                       2005      1.210          1.315            27,109
                                                       2004      1.074          1.210                --
                                                       2003      1.000          1.074                --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.312          1.463                --
                                                       2005      1.208          1.312           112,133
                                                       2004      1.068          1.208            46,761
                                                       2003      1.000          1.068                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class)
  (11/99)............................................  2007      1.475          1.709         1,184,015
                                                       2006      1.341          1.475         1,708,006
                                                       2005      1.163          1.341         1,796,773
                                                       2004      1.023          1.163         1,928,848
                                                       2003      0.808          1.023         1,831,279
                                                       2002      0.905          0.808         1,717,820
                                                       2001      1.047          0.905         2,140,528
                                                       2000      1.138          1.047         1,784,874
                                                       1999      1.000          1.138           151,914

  VIP Mid Cap Subaccount (Service Class 2) (5/02)....  2007      1.853          2.107           568,903
                                                       2006      1.671          1.853           663,168
                                                       2005      1.436          1.671           538,882
                                                       2004      1.168          1.436           526,081
                                                       2003      0.857          1.168           246,983
                                                       2002      0.993          0.857            58,437

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2007      1.207          1.235           646,287
                                                       2006      1.035          1.207           462,080
                                                       2005      0.984          1.035           130,062

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2007      0.968          1.062           730,864
                                                       2006      0.903          0.968         1,054,124
                                                       2005      0.874          0.903         1,374,673
                                                       2004      0.795          0.874         1,611,705
                                                       2003      0.588          0.795         1,673,524
                                                       2002      0.836          0.588         1,690,406
                                                       2001      1.000          0.836         1,766,010
                                                       2000      1.215          1.000         1,131,242
                                                       1999      1.000          1.215           167,294

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.262          1.474                --
                                                       2005      1.158          1.262           718,462
                                                       2004      1.043          1.158           818,408
                                                       2003      0.845          1.043           528,951
                                                       2002      0.999          0.845           109,286

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      2.827          3.589           130,257
                                                       2006      2.238          2.827           149,309
                                                       2005      1.781          2.238           131,258
                                                       2004      1.448          1.781           108,300
                                                       2003      1.000          1.448            27,124

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2007      1.415          1.611         1,123,233
                                                       2006      1.182          1.415         1,501,504
                                                       2005      1.088          1.182         1,505,091
                                                       2004      0.931          1.088         1,356,406
                                                       2003      0.714          0.931         1,285,352
                                                       2002      0.889          0.714         1,344,931
                                                       2001      1.073          0.889         1,396,919
                                                       2000      1.115          1.073           720,928
                                                       1999      1.000          1.115           121,036

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (7/02)...................................  2006      1.267          1.522                --
                                                       2005      1.180          1.267            79,625
                                                       2004      1.032          1.180             3,125
                                                       2003      0.792          1.032                --
                                                       2002      0.832          0.792                --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2007      0.554          0.666         1,367,001
                                                       2006      0.496          0.554         1,468,206
                                                       2005      0.449          0.496         1,582,499
                                                       2004      0.378          0.449         1,891,222
                                                       2003      0.284          0.378         1,971,237
                                                       2002      0.401          0.284         2,193,877
                                                       2001      0.674          0.401         2,395,484
                                                       2000      1.000          0.674         2,007,540

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.552          1.745                --
                                                       2005      1.513          1.552            62,226
                                                       2004      1.336          1.513            69,839
                                                       2003      1.000          1.336            32,469

Legg Mason Partners Investment Series
  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2007      0.963          1.025                --
                                                       2006      0.909          0.963           271,661
                                                       2005      0.868          0.909           277,845
                                                       2004      0.855          0.868           294,476
                                                       2003      0.646          0.855           304,336
                                                       2002      0.894          0.646           305,879
                                                       2001      1.011          0.894            37,100

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (11/99)............................................  2007      1.473          1.475         6,089,267
                                                       2006      1.373          1.473         6,985,734
                                                       2005      1.247          1.373         7,607,140
                                                       2004      1.150          1.247         8,349,729
                                                       2003      0.867          1.150         8,530,069
                                                       2002      1.306          0.867         8,140,330
                                                       2001      1.381          1.306         7,173,627
                                                       2000      1.210          1.381         3,423,105
                                                       1999      1.000          1.210           302,417

  LMPVET Appreciation Subaccount (Class I) (11/99)...  2007      1.211          1.295         4,105,677
                                                       2006      1.070          1.211         4,571,250
                                                       2005      1.040          1.070         5,790,079
                                                       2004      0.970          1.040         6,040,306
                                                       2003      0.789          0.970         5,893,048
                                                       2002      0.971          0.789         5,264,273
                                                       2001      1.025          0.971         3,668,702
                                                       2000      1.044          1.025           917,508
                                                       1999      1.000          1.044            31,957

  LMPVET Appreciation Subaccount (Class II) (11/07)..  2007      1.677          1.674           209,584

  LMPVET Capital and Income Subaccount (Class II)
  (10/02)............................................  2007      1.448          1.505         1,189,795
                                                       2006      1.329          1.448         1,249,186
                                                       2005      1.293          1.329         1,293,344
                                                       2004      1.249          1.293         1,551,664
                                                       2003      1.038          1.249           764,994
                                                       2002      1.000          1.038           157,954

  LMPVET Capital Subaccount (10/02)..................  2007      1.682          1.690         2,119,760
                                                       2006      1.502          1.682         2,513,478
                                                       2005      1.447          1.502         2,741,921
                                                       2004      1.376          1.447         2,624,019
                                                       2003      1.061          1.376           995,800
                                                       2002      1.000          1.061            13,385

  LMPVET Dividend Strategy Subaccount (5/01).........  2007      0.926          0.972            96,020
                                                       2006      0.797          0.926           101,037
                                                       2005      0.809          0.797           117,286
                                                       2004      0.794          0.809           240,763
                                                       2003      0.652          0.794           159,849
                                                       2002      0.894          0.652            87,290
                                                       2001      1.033          0.894            66,708

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Equity Index Subaccount (Class II) (11/99)..  2007      1.008          1.043         1,580,949
                                                       2006      0.888          1.008         1,921,140
                                                       2005      0.864          0.888         2,002,346
                                                       2004      0.795          0.864         2,010,098
                                                       2003      0.631          0.795         1,910,575
                                                       2002      0.824          0.631         1,955,313
                                                       2001      0.954          0.824         1,824,680
                                                       2000      1.067          0.954           613,674
                                                       1999      1.000          1.067            55,283

  LMPVET Fundamental Value Subaccount (Class I)
  (12/99)............................................  2007      1.551          1.549         5,907,713
                                                       2006      1.347          1.551         4,984,117
                                                       2005      1.303          1.347         5,951,617
                                                       2004      1.221          1.303         6,397,421
                                                       2003      0.893          1.221         6,391,317
                                                       2002      1.151          0.893         6,360,281
                                                       2001      1.232          1.151         5,155,358
                                                       2000      1.037          1.232         1,579,098
                                                       1999      1.000          1.037             2,425

  LMPVET Global Equity Subaccount (10/02)............  2007      1.808          1.871           335,131
                                                       2006      1.592          1.808           330,021
                                                       2005      1.515          1.592           430,807
                                                       2004      1.394          1.515           414,942
                                                       2003      1.074          1.394            51,838
                                                       2002      1.000          1.074            17,608

  LMPVET Investors Subaccount (Class I) (11/99)......  2007      1.460          1.495         2,054,693
                                                       2006      1.252          1.460         1,100,296
                                                       2005      1.191          1.252         1,250,767
                                                       2004      1.095          1.191         1,637,036
                                                       2003      0.839          1.095         1,478,433
                                                       2002      1.106          0.839         1,401,267
                                                       2001      1.170          1.106         1,346,259
                                                       2000      1.029          1.170           428,890
                                                       1999      1.000          1.029            19,926

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Large Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      0.986          1.024         2,920,857
                                                       2006      0.956          0.986         3,772,197
                                                       2005      0.922          0.956         4,245,781
                                                       2004      0.931          0.922         4,779,482
                                                       2003      0.640          0.931         4,986,323
                                                       2002      0.863          0.640         4,867,338
                                                       2001      1.000          0.863         5,072,444
                                                       2000      1.090          1.000         3,224,751
                                                       1999      1.000          1.090           175,985

  LMPVET Mid Cap Core Subaccount (Class I) (11/99)...  2007      1.625          1.716         1,017,847
                                                       2006      1.435          1.625         1,448,947
                                                       2005      1.344          1.435         1,777,129
                                                       2004      1.234          1.344         1,938,516
                                                       2003      0.964          1.234         2,233,467
                                                       2002      1.209          0.964         2,303,022
                                                       2001      1.362          1.209         2,306,739
                                                       2000      1.171          1.362         1,266,016
                                                       1999      1.000          1.171            49,546

  LMPVET Multiple Discipline Subaccount-Large Cap
  Growth and Value (10/02)...........................  2007      1.619          1.652                --
                                                       2006      1.462          1.619           263,941
                                                       2005      1.432          1.462           273,669
                                                       2004      1.360          1.432           345,792
                                                       2003      1.069          1.360           344,365
                                                       2002      1.000          1.069            33,985

  LMPVET Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.484          1.609           486,699
                                                       2006      1.334          1.484           359,291
                                                       2005      1.290          1.334           676,973
                                                       2004      1.136          1.290           640,455
                                                       2003      0.774          1.136           629,419
                                                       2002      1.202          0.774           541,675
                                                       2001      1.314          1.202           579,887
                                                       2000      1.141          1.314           439,007
                                                       1999      1.000          1.141            61,393

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.033          1.033           321,825
                                                       2006      1.006          1.033           265,124
                                                       2005      0.997          1.006           502,016
                                                       2004      0.999          0.997         1,239,228
                                                       2003      1.000          0.999            17,941

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVIT Diversified Srategic Income Subaccount
  (11/99)............................................  2007      1.298          1.306         1,090,187
                                                       2006      1.249          1.298         1,464,401
                                                       2005      1.235          1.249         1,620,970
                                                       2004      1.174          1.235         1,847,806
                                                       2003      1.065          1.174         1,695,778
                                                       2002      1.030          1.065         1,438,332
                                                       2001      1.013          1.030         1,382,525
                                                       2000      0.999          1.013           601,614
                                                       1999      1.000          0.999           137,491

  LMPVIT High Income Subaccount (11/99)..............  2007      1.265          1.251         1,060,615
                                                       2006      1.156          1.265         1,320,464
                                                       2005      1.143          1.156         1,741,150
                                                       2004      1.049          1.143         1,909,111
                                                       2003      0.834          1.049         1,906,382
                                                       2002      0.874          0.834         1,257,332
                                                       2001      0.921          0.874         1,256,295
                                                       2000      1.016          0.921           595,882
                                                       1999      1.000          1.016            67,445

  LMPVIT Money Market Subaccount (11/99).............  2007      1.109          1.148         2,899,968
                                                       2006      1.075          1.109         1,992,531
                                                       2005      1.060          1.075         1,894,054
                                                       2004      1.066          1.060         2,813,069
                                                       2003      1.074          1.066         3,392,033
                                                       2002      1.075          1.074         3,640,831
                                                       2001      1.052          1.075         1,956,266
                                                       2000      1.006          1.052           922,050
                                                       1999      1.000          1.006           750,776

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunities Subaccount
  (Class I) (5/01)...................................  2007      1.273          1.360                --
                                                       2006      1.144          1.273           306,121
                                                       2005      1.106          1.144           550,052
                                                       2004      0.970          1.106           424,074
                                                       2003      0.693          0.970           209,065
                                                       2002      0.945          0.693           146,257
                                                       2001      0.987          0.945            63,380

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2007      1.565          1.643                --
                                                       2006      1.343          1.565         2,044,973
                                                       2005      1.309          1.343         2,411,960
                                                       2004      1.226          1.309         2,736,840
                                                       2003      0.894          1.226         2,762,940
                                                       2002      1.210          0.894         2,662,147
                                                       2001      1.204          1.210         2,256,368
                                                       2000      1.033          1.204         1,028,180
                                                       1999      1.000          1.033            78,169

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.628          1.693                --
                                                       2006      1.408          1.628           374,985
                                                       2005      1.382          1.408           251,990
                                                       2004      1.244          1.382           201,079
                                                       2003      1.000          1.244            64,093

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.820          2.007                --
                                                       2006      1.644          1.820           387,841
                                                       2005      1.541          1.644           368,902
                                                       2004      1.260          1.541           198,486
                                                       2003      1.000          1.260           149,364

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      0.948          0.994                --
                                                       2006      0.894          0.948           639,890

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      0.986          0.995           530,289

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.363          1.331            55,301
                                                       2006      1.277          1.363            43,723

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.677          1.639           266,500
                                                       2006      1.520          1.677           302,655

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.341          1.724           117,264
                                                       2006      1.306          1.341            85,871

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.262          1.120            65,425

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2007      1.077          1.102         1,455,284
                                                       2006      1.001          1.077         1,223,534

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.073          1.065           597,716
                                                       2006      1.002          1.073            91,646

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      0.982          1.083         2,097,416
                                                       2006      0.992          0.982         2,160,679

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.278          1.404                --
                                                       2006      1.286          1.278                --

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      1.518          1.596           168,082

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.410          1.496           419,724
                                                       2006      1.274          1.410           505,067

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.222          1.026           135,409
                                                       2006      1.003          1.222           178,469

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.153          1.223           700,225

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.593          1.650             8,973
                                                       2006      1.480          1.593            47,686

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.155          1.276                --
                                                       2006      1.096          1.155            13,740

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.174          1.235           165,810
                                                       2006      1.132          1.174           241,722

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.030          0.985           701,884
                                                       2006      1.003          1.030           307,549

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      0.881          1.046           693,862
                                                       2006      0.901          0.881           835,997

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2007      1.252          1.311         1,244,832
                                                       2006      1.205          1.252         1,575,757

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2007      0.751          0.740           492,901
                                                       2006      0.730          0.751           592,317

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      0.808          0.828         2,914,613
                                                       2006      0.796          0.808         3,520,718

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.329          1.364         1,320,278
                                                       2006      1.294          1.329         1,679,986

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.062          1.081           153,175
                                                       2006      1.002          1.062           140,088

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.044          1.087                --
                                                       2006      1.001          1.044                --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.051          1.086            16,667
                                                       2006      1.002          1.051                --

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.056          1.086           208,338
                                                       2006      1.002          1.056            45,967

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.061          1.086            75,029
                                                       2006      1.002          1.061            76,434

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.500          1.541         4,225,200
                                                       2006      1.402          1.500         4,991,625

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2007      1.052          1.103           125,253
                                                       2006      0.996          1.052           148,198

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.070          1.152         1,338,262
                                                       2006      0.998          1.070         1,559,215

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.125          1.148                --
                                                       2006      1.133          1.125           674,876
                                                       2005      1.125          1.133           829,709
                                                       2004      1.048          1.125           837,880
                                                       2003      1.000          1.048           245,014

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2007      1.255          1.346         4,237,281
                                                       2006      1.226          1.255         5,041,285
                                                       2005      1.213          1.226         5,395,697
                                                       2004      1.173          1.213         5,959,397
                                                       2003      1.132          1.173         5,042,843
                                                       2002      1.053          1.132         4,213,843
                                                       2001      1.005          1.053         2,073,098

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2007      1.409          1.526                --
                                                       2006      1.118          1.409           144,736
                                                       2005      1.011          1.118           149,808
                                                       2004      0.882          1.011           150,938
                                                       2003      0.696          0.882           153,350
                                                       2002      0.857          0.696           131,072
                                                       2001      0.995          0.857            88,059

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2007      1.967          2.102                --
                                                       2006      1.701          1.967           327,930
                                                       2005      1.611          1.701           343,989
                                                       2004      1.294          1.611           356,645
                                                       2003      0.877          1.294           344,427
                                                       2002      1.088          0.877           271,247
                                                       2001      1.030          1.088           126,743

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (6/01).............................................  2006      0.931          0.992                --
                                                       2005      0.869          0.931         2,279,202
                                                       2004      0.827          0.869         2,370,045
                                                       2003      0.649          0.827         2,463,743
                                                       2002      0.864          0.649         2,441,987
                                                       2001      0.978          0.864         1,916,798

  Travelers Equity Income Subaccount (11/99).........  2006      1.230          1.294                --
                                                       2005      1.194          1.230         1,783,984
                                                       2004      1.102          1.194         1,883,743
                                                       2003      0.852          1.102         1,882,544
                                                       2002      1.004          0.852         1,700,300
                                                       2001      1.090          1.004         1,354,821
                                                       2000      1.013          1.090           573,343
                                                       1999      1.000          1.013            10,535

  Travelers Large Cap Subaccount (11/99).............  2006      0.772          0.796                --
                                                       2005      0.720          0.772         1,991,083
                                                       2004      0.686          0.720         2,092,587
                                                       2003      0.558          0.686         2,172,648
                                                       2002      0.732          0.558         2,094,007
                                                       2001      0.899          0.732         2,048,435
                                                       2000      1.065          0.899           894,807
                                                       1999      1.000          1.065           157,286

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.111          1.182                --
                                                       2005      1.045          1.111                --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.022          1.026                --
                                                       2005      1.000          1.022                --

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.056          1.094                --
                                                       2005      1.000          1.056                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.089          1.137                --
                                                       2005      1.017          1.089                --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.032          1.053                --
                                                       2005      1.012          1.032                --

  Travelers Managed Income Subaccount (11/99)........  2006      1.216          1.205                --
                                                       2005      1.216          1.216         1,904,578
                                                       2004      1.199          1.216         2,040,964
                                                       2003      1.121          1.199         2,324,626
                                                       2002      1.113          1.121         2,311,652
                                                       2001      1.057          1.113         2,069,673
                                                       2000      0.994          1.057           555,087
                                                       1999      1.000          0.994           150,289

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      0.841          0.894                --
                                                       2005      0.761          0.841           669,640
                                                       2004      0.666          0.761           732,906
                                                       2003      0.558          0.666           740,731
                                                       2002      0.755          0.558           909,733
                                                       2001      0.988          0.755         1,120,346
                                                       2000      1.061          0.988           758,310
                                                       1999      1.000          1.061            16,748

  Travelers MFS(R) Mid Cap Growth Subaccount (6/02)..  2006      0.851          0.901                --
                                                       2005      0.837          0.851         1,080,647
                                                       2004      0.744          0.837                --
                                                       2003      0.551          0.744                --
                                                       2002      0.626          0.551                --

  Travelers MFS(R) Total Return Subaccount (11/99)...  2006      1.357          1.402                --
                                                       2005      1.337          1.357         5,545,750
                                                       2004      1.216          1.337         5,740,656
                                                       2003      1.058          1.216         5,765,761
                                                       2002      1.133          1.058         5,108,223
                                                       2001      1.149          1.133         3,382,902
                                                       2000      0.999          1.149         1,522,221
                                                       1999      1.000          0.999            99,074

  Travelers MFS(R) Value Subaccount (5/04)...........  2006      1.178          1.274                --
                                                       2005      1.122          1.178           336,106
                                                       2004      0.973          1.122                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Mondrian International Stock Subaccount
  (8/02).............................................  2006      1.322          1.520                --
                                                       2005      1.224          1.322           162,381
                                                       2004      1.073          1.224           123,522
                                                       2003      0.846          1.073            76,847
                                                       2002      0.846          0.846                --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.394          1.480                --
                                                       2005      1.333          1.394            50,014
                                                       2004      1.217          1.333            12,705
                                                       2003      1.000          1.217             1,061

  Travelers Pioneer Mid Cap Value Subaccount (6/05)..  2006      1.041          1.096                --
                                                       2005      1.000          1.041               325

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.120          1.132                --
                                                       2005      1.096          1.120           148,310
                                                       2004      0.983          1.096            10,501

  Travelers Strategic Equity Subaccount (11/99)......  2006      0.730          0.762                --
                                                       2005      0.726          0.730         2,288,680
                                                       2004      0.668          0.726         2,426,868
                                                       2003      0.511          0.668         2,656,535
                                                       2002      0.780          0.511         3,272,912
                                                       2001      0.913          0.780         3,852,391
                                                       2000      1.132          0.913         2,951,007
                                                       1999      1.000          1.132           468,390

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)..................................  2006      1.116          1.286                --
                                                       2005      1.000          1.116                --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.112          1.277                --
                                                       2005      1.005          1.112                --

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      0.703          0.730                --
                                                       2005      0.661          0.703           708,658
                                                       2004      0.645          0.661           790,636
                                                       2003      0.521          0.645           824,262
                                                       2002      0.748          0.521           864,932
                                                       2001      0.963          0.748         1,021,052
                                                       2000      1.145          0.963           938,728
                                                       1999      1.000          1.145             3,784

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2007      0.766          0.884         1,802,228
                                                       2006      0.756          0.766         2,127,251
                                                       2005      0.710          0.756         2,636,468
                                                       2004      0.673          0.710         2,862,877
                                                       2003      0.536          0.673         3,368,026
                                                       2002      0.805          0.536         3,542,735
                                                       2001      1.191          0.805         4,206,215
                                                       2000      1.344          1.191         3,409,800
                                                       1999      1.000          1.344           237,085




            VINTAGE II (SERIES II) -- SEPARATE ACCOUNT CHARGES 2.35%

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.242          1.295               --
                                                       2005      1.215          1.242           15,481
                                                       2004      1.119          1.215               --
                                                       2003      1.000          1.119               --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.296          1.258               --
                                                       2005      1.155          1.296               --
                                                       2004      1.092          1.155               --
                                                       2003      1.000          1.092               --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.724          1.933          288,274
                                                       2006      1.465          1.724          170,686
                                                       2005      1.315          1.465          138,800
                                                       2004      1.186          1.315            4,145
                                                       2003      1.000          1.186               --

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.541          1.691          598,110
                                                       2006      1.432          1.541          756,627
                                                       2005      1.261          1.432          614,002
                                                       2004      1.148          1.261           23,636
                                                       2003      1.000          1.148               --

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2007      1.437          1.474          682,992
                                                       2006      1.277          1.437          647,499
                                                       2005      1.235          1.277          511,616
                                                       2004      1.145          1.235            6,576
                                                       2003      1.000          1.145               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Capital Appreciation Fund
  Capital Appreciation Fund (6/02)...................  2006      1.541          1.522               --
                                                       2005      1.335          1.541            2,675
                                                       2004      1.143          1.335               --
                                                       2003      1.000          1.143               --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/02).............................................  2006      1.534          1.987               --
                                                       2005      1.465          1.534           25,992
                                                       2004      1.142          1.465               --
                                                       2003      1.000          1.142               --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.289          1.398               --
                                                       2005      1.197          1.289           13,773
                                                       2004      1.073          1.197               --
                                                       2003      0.996          1.073               --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.286          1.430               --
                                                       2005      1.195          1.286           71,362
                                                       2004      1.066          1.195            4,448
                                                       2003      1.016          1.066               --

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class)
  (11/99)............................................  2007      1.598          1.834          283,744
                                                       2006      1.466          1.598          223,301
                                                       2005      1.284          1.466          226,642
                                                       2004      1.140          1.284               --
                                                       2003      1.000          1.140               --

  VIP Mid Cap Subaccount (Service Class 2) (5/02)....  2007      1.844          2.078           41,849
                                                       2006      1.680          1.844           45,846
                                                       2005      1.457          1.680           48,387
                                                       2004      1.197          1.457               --
                                                       2003      1.000          1.197               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2007      1.188          1.204          219,247
                                                       2006      1.029          1.188           33,118
                                                       2005      0.984          1.029           10,894

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2007      1.410          1.531            7,579
                                                       2006      1.328          1.410            7,611
                                                       2005      1.297          1.328            7,574
                                                       2004      1.191          1.297            2,012
                                                       2003      1.000          1.191               --

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.326          1.534               --
                                                       2005      1.228          1.326          130,228
                                                       2004      1.116          1.228               --
                                                       2003      1.000          1.116               --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      2.393          3.010           49,926
                                                       2006      1.913          2.393           49,845
                                                       2005      1.537          1.913           47,524
                                                       2004      1.261          1.537            2,013
                                                       2003      1.000          1.261               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2007      1.736          1.957          217,252
                                                       2006      1.463          1.736          221,873
                                                       2005      1.359          1.463          234,426
                                                       2004      1.174          1.359            2,118
                                                       2003      1.000          1.174               --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (7/02)...................................  2006      1.398          1.663               --
                                                       2005      1.315          1.398           38,096
                                                       2004      1.160          1.315               --
                                                       2003      1.000          1.160               --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2007      1.626          1.933            5,354
                                                       2006      1.469          1.626            5,354
                                                       2005      1.342          1.469            5,354
                                                       2004      1.140          1.342               --
                                                       2003      1.000          1.140               --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.336          1.490               --
                                                       2005      1.315          1.336           53,321
                                                       2004      1.172          1.315               --
                                                       2003      1.000          1.172               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Investment Series
  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2007      1.258          1.336               --
                                                       2006      1.200          1.258               --
                                                       2005      1.156          1.200               --
                                                       2004      1.150          1.156               --
                                                       2003      1.000          1.150               --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (11/99)............................................  2007      1.412          1.400          454,778
                                                       2006      1.329          1.412          459,914
                                                       2005      1.219          1.329          495,738
                                                       2004      1.135          1.219           19,728
                                                       2003      1.000          1.135               --

  LMPVET Appreciation Subaccount (Class I) (11/99)...  2007      1.358          1.438          304,880
                                                       2006      1.211          1.358          314,558
                                                       2005      1.188          1.211          327,014
                                                       2004      1.118          1.188           32,527
                                                       2003      1.000          1.118               --

  LMPVET Appreciation Subaccount (Class II) (11/07)..  2007      1.333          1.329           15,551

  LMPVET Capital and Income Subaccount (Class II)
  (10/02)............................................  2007      1.227          1.262          230,129
                                                       2006      1.136          1.227          184,184
                                                       2005      1.116          1.136          127,298
                                                       2004      1.088          1.116               --
                                                       2003      1.000          1.088               --

  LMPVET Capital Subaccount (10/02)..................  2007      1.340          1.333          303,263
                                                       2006      1.208          1.340          309,389
                                                       2005      1.174          1.208          309,581
                                                       2004      1.128          1.174           32,596
                                                       2003      1.000          1.128               --

  LMPVET Dividend Strategy Subaccount (5/01).........  2007      1.248          1.297           15,925
                                                       2006      1.083          1.248           16,417
                                                       2005      1.111          1.083           33,951
                                                       2004      1.100          1.111           18,420
                                                       2003      1.000          1.100               --

  LMPVET Equity Index Subaccount (Class II) (11/99)..  2007      1.392          1.426               --
                                                       2006      1.237          1.392               --
                                                       2005      1.215          1.237               --
                                                       2004      1.129          1.215               --
                                                       2003      1.000          1.129               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Fundamental Value Subaccount (Class I)
  (12/99)............................................  2007      1.441          1.425           16,977
                                                       2006      1.263          1.441           34,287
                                                       2005      1.234          1.263          101,643
                                                       2004      1.167          1.234           34,333
                                                       2003      1.000          1.167               --

  LMPVET Global Equity Subaccount (10/02)............  2007      1.436          1.472          351,744
                                                       2006      1.276          1.436          351,744
                                                       2005      1.226          1.276          339,461
                                                       2004      1.139          1.226               --
                                                       2003      1.000          1.139               --

  LMPVET Investors Subaccount (Class I) (11/99)......  2007      1.485          1.507          128,849
                                                       2006      1.285          1.485          132,038
                                                       2005      1.235          1.285          131,791
                                                       2004      1.146          1.235               --
                                                       2003      1.000          1.146               --

  LMPVET Large Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.202          1.236           74,046
                                                       2006      1.176          1.202          118,204
                                                       2005      1.144          1.176           64,894
                                                       2004      1.167          1.144           17,873
                                                       2003      1.000          1.167               --

  LMPVET Mid Cap Core Subaccount (Class I) (11/99)...  2007      1.481          1.550          104,182
                                                       2006      1.321          1.481          110,834
                                                       2005      1.248          1.321           95,001
                                                       2004      1.157          1.248               --
                                                       2003      1.000          1.157               --

  LMPVET Multiple Discipline Subaccount-Large Cap
  Growth and Value (10/02)...........................  2007      1.297          1.313               --
                                                       2006      1.182          1.297           15,551
                                                       2005      1.169          1.182           15,551
                                                       2004      1.121          1.169               --
                                                       2003      1.000          1.121               --

  LMPVET Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.568          1.684            6,306
                                                       2006      1.423          1.568            2,545
                                                       2005      1.389          1.423            2,675
                                                       2004      1.235          1.389               --
                                                       2003      1.000          1.235               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.001          0.991           40,090
                                                       2006      0.985          1.001           38,704
                                                       2005      0.985          0.985           38,446
                                                       2004      0.997          0.985           21,345
                                                       2003      1.000          0.997               --

  LMPVIT Diversified Srategic Income Subaccount
  (11/99)............................................  2007      1.136          1.131               --
                                                       2006      1.103          1.136            3,078
                                                       2005      1.101          1.103           31,859
                                                       2004      1.056          1.101            2,754
                                                       2003      1.000          1.056               --

  LMPVIT High Income Subaccount (11/99)..............  2007      1.290          1.263          174,813
                                                       2006      1.190          1.290          333,905
                                                       2005      1.187          1.190          216,001
                                                       2004      1.100          1.187               --
                                                       2003      1.000          1.100               --

  LMPVIT Money Market Subaccount (11/99).............  2007      1.004          1.029          578,684
                                                       2006      0.983          1.004          578,691
                                                       2005      0.978          0.983           19,548
                                                       2004      0.993          0.978               --
                                                       2003      1.000          0.993               --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunities Subaccount
  (Class I) (5/01)...................................  2007      1.574          1.675               --
                                                       2006      1.427          1.574            3,743
                                                       2005      1.393          1.427            9,431
                                                       2004      1.233          1.393               --
                                                       2003      1.000          1.233               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2007      1.450          1.517               --
                                                       2006      1.257          1.450               --
                                                       2005      1.236          1.257               --
                                                       2004      1.169          1.236               --
                                                       2003      1.000          1.169               --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.448          1.501               --
                                                       2006      1.264          1.448           72,012
                                                       2005      1.253          1.264           64,314
                                                       2004      1.139          1.253           17,389
                                                       2003      1.000          1.139               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.621          1.783               --
                                                       2006      1.479          1.621          143,409
                                                       2005      1.399          1.479          164,595
                                                       2004      1.155          1.399            4,197
                                                       2003      1.000          1.155               --

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.505          1.574               --
                                                       2006      1.428          1.505               --

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.561          1.565               --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.342          1.298           24,743
                                                       2006      1.265          1.342           13,100

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.759          1.703            4,905
                                                       2006      1.604          1.759           12,575

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.552          1.978           50,537
                                                       2006      1.522          1.552           44,328

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.239          1.092           28,876

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2007      1.070          1.084          454,045
                                                       2006      1.001          1.070          409,818

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.067          1.048          198,530
                                                       2006      1.002          1.067               --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.310          1.432               --
                                                       2006      1.333          1.310               --

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.259          1.370            8,481
                                                       2006      1.275          1.259            8,483

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      1.966          2.054               --

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.374          1.445           42,730
                                                       2006      1.250          1.374           43,929

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.214          1.010           28,453
                                                       2006      1.003          1.214           43,448

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.114          1.174           66,024

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.433          1.469               --
                                                       2006      1.339          1.433               --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.138          1.253               --
                                                       2006      1.087          1.138           29,175

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.145          1.192          223,961
                                                       2006      1.111          1.145           25,393

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.024          0.970          230,578
                                                       2006      1.003          1.024          264,792

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      1.301          1.530           34,522
                                                       2006      1.339          1.301           36,177

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2007      1.043          1.082            1,125
                                                       2006      1.010          1.043           27,122

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2007      1.276          1.245              953
                                                       2006      1.247          1.276              956

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.285          1.305            3,406
                                                       2006      1.274          1.285           42,841

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.326          1.348           23,216
                                                       2006      1.299          1.326           23,323

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.055          1.064           14,451
                                                       2006      1.002          1.055           14,474

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.037          1.070               --
                                                       2006      1.001          1.037               --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.044          1.069           48,407
                                                       2006      1.002          1.044           47,233

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.049          1.069           95,797
                                                       2006      1.002          1.049          211,972

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.054          1.069          105,914
                                                       2006      1.002          1.054          105,935

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.292          1.315          204,335
                                                       2006      1.215          1.292          374,296

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2007      1.046          1.085           81,028
                                                       2006      0.996          1.046           81,878

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.063          1.134               --
                                                       2006      0.998          1.063               --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.090          1.109               --
                                                       2006      1.108          1.090           65,739
                                                       2005      1.111          1.108           61,897
                                                       2004      1.045          1.111            9,080
                                                       2003      1.000          1.045               --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2007      1.064          1.130          624,178
                                                       2006      1.049          1.064          646,122
                                                       2005      1.048          1.049          500,643
                                                       2004      1.023          1.048           14,843
                                                       2003      1.000          1.023               --

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2007      1.830          1.976               --
                                                       2006      1.467          1.830               --
                                                       2005      1.338          1.467               --
                                                       2004      1.179          1.338               --
                                                       2003      1.000          1.179               --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2007      1.824          1.943               --
                                                       2006      1.592          1.824           42,921
                                                       2005      1.523          1.592           43,597
                                                       2004      1.235          1.523               --
                                                       2003      1.000          1.235               --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (6/01).............................................  2006      1.255          1.333               --
                                                       2005      1.181          1.255               --
                                                       2004      1.135          1.181               --
                                                       2003      1.000          1.135               --

  Travelers Equity Income Subaccount (11/99).........  2006      1.239          1.299               --
                                                       2005      1.214          1.239           97,181
                                                       2004      1.131          1.214            2,409
                                                       2003      1.000          1.131               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Large Cap Subaccount (11/99).............  2006      1.240          1.274               --
                                                       2005      1.168          1.240            3,548
                                                       2004      1.122          1.168            2,527
                                                       2003      1.000          1.122               --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.104          1.171               --
                                                       2005      1.044          1.104               --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.016          1.017               --
                                                       2005      1.000          1.016               --

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.050          1.085               --
                                                       2005      1.000          1.050          196,583

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.083          1.126               --
                                                       2005      1.017          1.083           70,772

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.027          1.045               --
                                                       2005      1.010          1.027           37,182

  Travelers Managed Income Subaccount (11/99)........  2006      1.023          1.010               --
                                                       2005      1.033          1.023           25,576
                                                       2004      1.028          1.033           23,953
                                                       2003      1.000          1.028               --

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.349          1.428               --
                                                       2005      1.232          1.349               --
                                                       2004      1.088          1.232               --
                                                       2003      1.000          1.088               --

  Travelers MFS(R) Mid Cap Growth Subaccount (6/02)..  2006      1.269          1.339               --
                                                       2005      1.260          1.269           33,475
                                                       2004      1.131          1.260               --
                                                       2003      1.000          1.131               --

  Travelers MFS(R) Total Return Subaccount (11/99)...  2006      1.180          1.215               --
                                                       2005      1.173          1.180          164,360
                                                       2004      1.077          1.173               --
                                                       2003      1.000          1.077               --

  Travelers MFS(R) Value Subaccount (5/04)...........  2006      1.160          1.250               --
                                                       2005      1.115          1.160           49,291
                                                       2004      0.972          1.115              233

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Mondrian International Stock Subaccount
  (8/02).............................................  2006      1.400          1.604               --
                                                       2005      1.308          1.400            8,503
                                                       2004      1.157          1.308               --
                                                       2003      1.000          1.157               --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.265          1.339               --
                                                       2005      1.222          1.265               --
                                                       2004      1.126          1.222               --
                                                       2003      1.000          1.126               --

  Travelers Pioneer Mid Cap Value Subaccount (6/05)..  2006      1.035          1.087               --
                                                       2005      1.000          1.035           29,181

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.102          1.111               --
                                                       2005      1.089          1.102           44,273
                                                       2004      0.982          1.089               --

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.197          1.246               --
                                                       2005      1.201          1.197               --
                                                       2004      1.115          1.201               --
                                                       2003      1.000          1.115               --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)..................................  2006      1.110          1.275               --
                                                       2005      1.000          1.110            8,486

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.106          1.265               --
                                                       2005      1.005          1.106           13,105

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      1.205          1.247               --
                                                       2005      1.144          1.205              327
                                                       2004      1.127          1.144               --
                                                       2003      1.000          1.127               --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2007      1.234          1.410               --
                                                       2006      1.228          1.234               --
                                                       2005      1.165          1.228               --
                                                       2004      1.114          1.165               --
                                                       2003      1.000          1.114               --




* We are currently waiving a portion of the Mortality and Expense Risk charge for this Subaccount. Please see "Fee Table -- Annual Separate Account Charges" for more information.

The date next to each funding option name reflects the date money first came into the funding option through the Separate Account.

Funding options not listed above had no amounts allocated to them or were not available as of December 31, 2007.

Number of Units Outstanding at the end of the year may include units for Contracts in payout phase.

Variable Funding Option mergers and substitutions that occurred between January 1, 2005 and December 31, 2007 are displayed below. Please see Appendix C for more information on Variable Funding Option mergers, substitutions and other changes.

Effective on or about 02/25/2005, The Travelers Series Trust-MFS Emerging Growth Portfolio merged into The Travelers Series Trust-MFS Mid Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Alliance Bernstein Variable Products Series Fund-AllianceBernstein Growth and Income Portfolio was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Alliance Bernstein Variable Products Series Fund-AllianceBernstein Large Cap Growth Portfolio was replaced by Metropolitan Series Fund, Inc.-T. Rowe Price Large Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Capital Appreciation Fund merged into Met Investors Series Trust-Janus Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Delaware VIP Trust-Delaware VIP REIT Series was replaced by Met Investors Series Trust-Neuberger Berman Real Estate Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Global Allocation Portfolio was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Value Opportunities VI Fund was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton Variable Insurance Products Trust-Mutual Shares Securities Fund was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton Variable Insurance Products Trust-Templeton Growth Securities Fund was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-AIM Capital Appreciation Portfolio merged into Met Investors Series Trust-Met/AIM Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Equity Income Portfolio merged into Metropolitan Series Fund, Inc.-FI Value Leaders Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Large Cap Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Conservative Portfolio merged into Metropolitan Series Fund, Inc.- MetLife Conservative Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate-Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate to Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate-Conservative Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Conservative to Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mercury Large Cap Core Portfolio merged into Met Investors Series Trust-Mercury Large-Cap Core Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Mid Cap Growth Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Total Return Portfolio merged into Metropolitan Series Fund, Inc.-MFS(R) Total Return Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Value Portfolio merged into Met Investors Series Trust-MFS(R) Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mondrian International Stock Portfolio merged into Met Investors Series Trust-Harris Oakmark International Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Fund Portfolio merged into Met Investors Series Trust-Pioneer Fund Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Mid-Cap Value Portfolio merged into Met Investors Series Trust-Pioneer Mid-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Strategic Income Portfolio merged into Met Investors Series Trust-Pioneer Strategic Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Strategic Equity Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Growth Portfolio merged into Met Investors Series Trust-Met/AIM Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Value Portfolio merged into Met Investors Series Trust-Dreman Small-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Travelers Managed Income Portfolio merged into Metropolitan Series Fund, Inc..-BlackRock Bond Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Van Kampen Enterprise Portfolio merged into Metropolitan Series Fund, Inc.-Capital Guardian U.S. Equity Portfolio and is no longer available as a funding option.

Effective on or about 11/13/2006, Lazard Retirement Series, Inc.-Lazard Retirement Small Cap Portfolio was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Investment Series-Legg Mason Partners Variable Premier Selections All Cap Growth Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios I, Inc.-Legg Mason Partners Variable All Cap Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Fundamental Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios V-Legg Mason Partners Variable Small Cap Growth Opportunities Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Lord Abbett Series Fund, Inc.-Lord Abbett Growth and Income Portfolio was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Lord Abbett Series Fund, Inc.-Lord Abbett Mid-Cap Value Portfolio was replaced by Met Investors Series Trust-Lord Abbett Mid-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Met Investors Series Trust-BlackRock Large-Cap Core Portfolio -- Class A was exchanged for Met Investors Series Trust-BlackRock Large-Cap Core Portfolio -- Class E and is no longer available as a funding option.

Effective on or about 04/30/2007, Met Investors Series Trust-Pioneer Mid-Cap Value Portfolio merged into Met Investors Series Trust-Lazard Mid-Cap Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, PIMCO Variable Insurance Trust-Real Return Portfolio was replaced by Met Investors Series Trust-PIMCO Inflation Protected Bond Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Putnam Variable Trust-Putnam VT International Equity Fund was replaced by Met Investors Series Trust-MFS(R) Research International Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Putnam Variable Trust-Putnam VT Small Cap Value Fund was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 11/12/2007, Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Multiple Discipline Portfolio -- Large Cap Growth and Value merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Appreciation Portfolio and is no longer available as a funding option.

                                   APPENDIX C

--------------------------------------------------------------------------------

                ADDITIONAL INFORMATION REGARDING UNDERLYING FUNDS

Certain Underlying Funds were subject to a merger, substitution or other change. The chart below identifies the former name and new name of each of these Underlying Funds, and where applicable, the former name and new name of the trust of which the Underlying Fund is a part.

UNDERLYING FUND NAME CHANGES

                 FORMER NAME                                      NEW NAME
---------------------------------------------  ---------------------------------------------
LEGG MASON PARTNERS VARIABLE EQUITY TRUST      LEGG MASON PARTNERS VARIABLE EQUITY TRUST
  Legg Mason Partners Variable Multiple          Legg Mason Partners Variable Capital
     Discipline Portfolio -- All Cap Growth         Portfolio
     and Value
LEGG MASON PARTNERS VARIABLE EQUITY TRUST      LEGG MASON PARTNERS VARIABLE EQUITY TRUST
  Legg Mason Partners Variable Multiple          Legg Mason Partners Variable Global Equity
     Discipline Portfolio -- Global All Cap         Portfolio
     Growth and Value
MET INVESTORS SERIES TRUST                     MET INVESTORS SERIES TRUST
  Neuberger Berman Real Estate                   Clarion Global Real Estate
     Portfolio -- Class A                           Portfolio -- Class A


UNDERLYING FUND MERGERS/REORGANIZATIONS
The following former Underlying Funds were merged with and into the new Underlying Funds.

            FORMER UNDERLYING FUND                          NEW UNDERLYING FUND
---------------------------------------------  ---------------------------------------------
LEGG MASON PARTNERS VARIABLE EQUITY TRUST      LEGG MASON PARTNERS VARIABLE EQUITY TRUST
     Legg Mason Partners Variable Multiple     Legg Mason Partners Variable Appreciation
       Discipline Portfolio -- Large Cap            Portfolio -- Class II
       Growth and Value
MET INVESTORS SERIES TRUST                     METROPOLITAN SERIES FUND, INC.
  MFS(R) Value Portfolio -- Class A            MFS(R) Value Portfolio -- Class A


UNDERLYING FUND SUBSTITUTIONS
The following new Underlying Funds were substituted for the former Underlying Funds.

            FORMER UNDERLYING FUND                          NEW UNDERLYING FUND
---------------------------------------------  ---------------------------------------------
FRANKLIN TEMPLETON VARIABLE INSURANCE          MET INVESTORS SERIES TRUST
  PRODUCTS TRUST
  Templeton Developing Markets Securities      MFS(R) Emerging Markets Equity
     Fund -- Class 2                                Portfolio -- Class B
VAN KAMPEN LIFE INVESTMENT TRUST               METROPOLITAN SERIES FUND, INC.
  Strategic Growth Portfolio -- Class I        Jennison Growth Portfolio -- Class A

                      THIS PAGE INTENTIONALLY LEFT  BLANK.

                                   APPENDIX D

--------------------------------------------------------------------------------

                                THE FIXED ACCOUNT

The Fixed Account is part of the Company's general account assets. These general account assets include all assets of the Company other than those held in the Separate Accounts sponsored by the Company or its affiliates.

The staff of the SEC does not generally review the disclosure in the prospectus relating to the Fixed Account. Disclosure regarding the Fixed Account and the general account may, however, be subject to certain provisions of the federal securities laws relating to the accuracy and completeness of statements made in the prospectus.

Under the Fixed Account, the Company assumes the risk of investment gain or loss, guarantees a specified interest rate, and guarantees a specified periodic Annuity Payment. The investment gain or loss of the Separate Account or any of the funding options does not affect the Fixed Account Contract Value, or the dollar amount of fixed Annuity Payments made under any payout option.

We guarantee that, at any time, the Fixed Account Contract Value will not be less than the amount of the Purchase Payments allocated to the Fixed Account, plus interest credited as described below, less any applicable premium taxes or prior withdrawals.

Purchase Payments allocated to the Fixed Account and any transfers made to the Fixed Account become part of the Company's general account, which supports insurance and annuity obligations. Where permitted by state law, we reserve the right to restrict Purchase Payments into the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified in your Contract. The general account and any interest therein are not registered under, or subject to the provisions of, the Securities Act of 1933 or Investment Company Act of 1940. We will invest the assets of the Fixed Account at our discretion. Investment income from such Fixed Account assets will be allocated to us and to the Contracts participating in the Fixed Account.

Investment income from the Fixed Account allocated to us includes compensation for mortality and expense risks borne by us in connection with Fixed Account Contracts. The amount of such investment income allocated to the Contracts will vary from year to year in our sole discretion at such rate or rates as we prospectively declare from time to time.

We guarantee the initial rate for any allocations into the Fixed Account for one year from the date of such allocation. We guarantee subsequent renewal rates for the calendar quarter. We also guarantee that for the life of the Contract we will credit interest at a rate not less than the minimum interest rate allowed by state law. We reserve the right to change the rate subject to applicable state law. We will determine any interest we credit to amounts allocated to the Fixed Account in excess of the minimum guaranteed rate in our sole discretion. You assume the risk that interest credited to the Fixed Account may not exceed the minimum guaranteed rate for any given year. We have no specific formula for determining the interest rate. Some factors we may consider are regulatory and tax requirements, general economic trends and competitive factors.

TRANSFERS

You may make transfers from the Fixed Account to any available Variable Funding Option(s) twice a year during the 30 days following the semiannual anniversary of the Contract Date. We limit transfers to an amount of up to 15% of the Fixed Account Contract Value on the semiannual Contract Date anniversary. (This restriction does not apply to transfers under the Dollar Cost Averaging Program.) Amounts previously transferred from the Fixed Account to Variable Funding Options may not be transferred back to the Fixed Account for a period of at least six months from the date of transfer. We reserve the right to waive either of these restrictions. Where permitted by state law, we reserve the right to restrict transfers into the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified in your Contract.

Automated transfers from the Fixed Account to any of the Variable Funding Options may begin at any time. Automated transfers from the Fixed Account may not deplete your Fixed Account value in a period of less than twelve months from your enrollment in the Dollar Cost Averaging Program.

                         VINTAGE II(SM) VARIABLE ANNUITY
                   VINTAGE II (SERIES II)(SM) VARIABLE ANNUITY

                                    ISSUED BY

          METLIFE OF CT SEPARATE ACCOUNT ELEVEN FOR VARIABLE ANNUITIES

                    METLIFE INSURANCE COMPANY OF CONNECTICUT

                       SUPPLEMENT DATED NOVEMBER 24, 2008
        TO THE STATEMENT OF ADDITIONAL INFORMATION DATED DECEMBER 7, 2007



1. COMBINATION OF SEPARATE ACCOUNTS



Effective November 24, 2008, the Company combined MetLife of CT Separate Account Ten for Variable Annuities (the "Former Separate Account") with and into MetLife of CT Separate Account Eleven for Variable Annuities (the "Separate Account"). The Separate Account meets the definition of a separate account under the federal securities laws, and will comply with the provisions of the 1940 Act. Additionally, the operations of the Separate Account are subject to the provisions of Section 38a-433 of the Connecticut General Statutes, which authorizes the Commissioner to adopt regulations under it. Section 38a-433 contains no restrictions on the investments of the Separate Account, and the Commissioner has adopted no regulations under the Section that affect the Separate Account.


In connection with the combination of the Former Separate Account with and into the Separate Account, we transferred the assets of the Former Separate Account to the Separate Account and the Separate Account assumed the liabilities and contractual obligations of the Former Separate Account. ALL REFERENCES IN YOUR STATEMENT OF ADDITIONAL INFORMATION ("SAI") TO THE FORMER SEPARATE ACCOUNT NOW REFER TO THE SEPARATE ACCOUNT.


If you have any questions, please contact us at 800-842-9325.



2. INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


The following paragraph replaces the section on "Independent Registered Public Accounting Firm" in the SAI:

                  INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


The financial statements of each of the Subaccounts of the Separate Account and consolidated financial statements and the related financial statement schedules of MetLife Insurance Company of Connecticut and subsidiaries (which report expresses an unqualified opinion on the consolidated financial statements and financial statement schedules and includes explanatory paragraphs referring to changes in MetLife Insurance Company of Connecticut and subsidiaries' method of accounting for deferred acquisition costs as required by accounting guidance adopted on January 1, 2007, and the restatement of the 2007 consolidated financial statements) included in this Statement of Additional Information Supplement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. The principal business address of Deloitte & Touche LLP is 201 East Kennedy Boulevard, Suite 1200, Tampa, FL 33602-5827.


3. COMPANY LOCATION



Effective September 22, 2008, MetLife Insurance Company of Connecticut is located at 1300 Hall Boulevard, Bloomfield, Connecticut 06002-2910.



        THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Contract Owners of
MetLife of CT Separate Account Eleven for Variable Annuities and the Board of Directors of MetLife Insurance Company of Connecticut:

We have audited the accompanying statements of assets and liabilities of MetLife of CT Separate Account Eleven for Variable Annuities (the "Separate Account") of MetLife Insurance Company of Connecticut (the "Company") comprising each of the individual Subaccounts listed in Appendix A as of December 31, 2007, and the related statements of operations for the periods presented in the year then ended, and the statements of changes in net assets for each of the periods presented in the two years then ended. We have also audited the statements of operations for the periods presented in the year ended December 31, 2007, and the statements of changes in net assets for each of the periods presented in the two years then ended for each of the individual Subaccounts listed in Appendix
B. These financial statements are the responsibility of the Separate Account's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial highlights of the Separate Account included in Note 5 for the periods in the two years ended December 31, 2004, were audited by other auditors whose report, dated March 21, 2005, expressed an unqualified opinion on those financial highlights.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Separate Account is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Separate Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2007, by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the Subaccounts constituting the Separate Account of the Company as of December 31, 2007, the results of their operations for the periods presented in the year then ended, and the changes in their net assets for each of the periods presented in the two years then ended, in conformity with accounting principles generally accepted in the United States of America.


/s/ DELOITTE & TOUCHE LLP
Certified Public Accountants

Tampa, FL
March 24, 2008

                                   APPENDIX A

AIM V.I. Mid Cap Core Equity Subaccount (Series II)
AIM V.I. Utilities Subaccount (Series I)
Alger American Leveraged All Cap Subaccount (Class S)
American Funds Global Growth Subaccount (Class 2)
American Funds Growth-Income Subaccount (Class 2)
American Funds Growth Subaccount (Class 2)
Credit Suisse Trust Global Small Cap Subaccount
Dreyfus Mid Cap Stock Subaccount (Service Shares)
Dreyfus Socially Responsible Growth Subaccount (Service Shares) Dreyfus VIF Appreciation Subaccount (Initial Shares)
Dreyfus VIF Developing Leaders Subaccount (Initial Shares)
DWS VIT Equity 500 Index Subaccount (Class B)
DWS VIT RREEF Real Estate Securities Subaccount (Class B)
DWSI Global Opportunities Subaccount (Class B)
DWSII Balanced Subaccount (Class B)
DWSI Bond Subaccount (Class B)
DWSI Capital Growth Subaccount (Class B)
DWSI Growth & Income Subaccount (Class B)
DWSI Health Care Subaccount (Class B)
DWSII International Subaccount (Class B)
DWSII Strategic Income Subaccount (Class B)
DWSII Blue Chip Subaccount (Class B)
DWSII Conservative Allocation Subaccount (Class B)
DWSII Core Fixed Income Subaccount (Class B)
DWSII Davis Venture Value Subaccount (Class B)
DWSII Dreman High Return Equity Subaccount (Class B)
DWSII Dreman Small Mid Cap Value Subaccount (Class B)
DWSII Global Thematic Subaccount (Class B)
DWSII Government & Agency Securities Subaccount (Class B)
DWSII Growth Allocation Subaccount (Class B)
DWSII High Income Subaccount (Class B)
DWSII International Select Equity Subaccount (Class B)
DWSII Janus Growth & Income Subaccount (Class B)
DWSII Large Cap Value Subaccount (Class B)
DWSII Mid Cap Growth Subaccount (Class B)
DWSII Moderate Allocation Subaccount (Class B)
DWSII Money Market Subaccount (Class B)
DWSII Small Cap Growth Subaccount (Class B)
DWSII Technology Subaccount (Class B)
DWSII Turner Mid Cap Growth Subaccount (Class B)
Fidelity VIP Contrafund Subaccount (Service Class 2)
Fidelity VIP Dynamic Capital Appreciation Subaccount (Service Class 2) Fidelity VIP Mid Cap Subaccount (Service Class 2)
FTVIPT Franklin Rising Dividends Securities Subaccount (Class 2) FTVIPT Franklin Small-Mid Cap Growth Securities Subaccount (Class 2) FTVIPT Templeton Developing Markets Securities Subaccount (Class 2) FTVIPT Templeton Foreign Securities Subaccount (Class 2)
Janus Aspen Global Life Sciences Subaccount (Service Shares)
Janus Aspen Global Technology Subaccount (Service Shares)
Janus Aspen Worldwide Growth Subaccount (Service Shares)
LMPVET Aggressive Growth Subaccount (Class I)
LMPVET Aggressive Growth Subaccount (Class II)
LMPVET Appreciation Subaccount (Class I)
LMPVET Equity Index Subaccount (Class II)
LMPVET Fundamental Value Subaccount (Class I)
LMPVET Investors Subaccount (Class I)
LMPVET Large Cap Growth Subaccount (Class I)
LMPVET Small Cap Growth Subaccount (Class I)
LMPVET Social Awareness Subaccount
LMPVET Capital and Income Subaccount (Class II)
LMPVIT Adjustable Rate Income Subaccount
MIST Batterymarch Mid-Cap Stock Subaccount (Class A)
MIST BlackRock High Yield Subaccount (Class A)
MIST BlackRock Large-Cap Core Subaccount (Class E)
MIST Dreman Small-Cap Value Subaccount (Class A)
MIST Harris Oakmark International Subaccount (Class A)
MIST Janus Forty Subaccount (Class A)
MIST Lazard Mid-Cap Subaccount (Class B)
MIST Legg Mason Partners Managed Assets Subaccount (Class A)
MIST Lord Abbett Bond Debenture Subaccount (Class A)
MIST Lord Abbett Growth and Income Subaccount (Class B)
MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
MIST Met/AIM Capital Appreciation Subaccount (Class A)
MIST Met/AIM Capital Appreciation Subaccount (Class E)
MIST Met/AIM Small Cap Growth Subaccount (Class A)
MIST MFS Emerging Markets Equity Subaccount (Class A)

                                   APPENDIX A

MIST MFS Research International Subaccount (Class B)
MIST MFS Value Subaccount (Class A)
MIST Neuberger Berman Real Estate Subaccount (Class A)
MIST Oppenheimer Capital Appreciation Subaccount (Class B)
MIST PIMCO Inflation Protected Bond Subaccount (Class A)
MIST Pioneer Fund Subaccount (Class A)
MIST Pioneer Strategic Income Subaccount (Class A)
MIST Third Avenue Small Cap Value Subaccount (Class B)
MSF BlackRock Aggressive Growth Subaccount (Class D)
MSF BlackRock Bond Income Subaccount (Class A)
MSF BlackRock Money Market Subaccount (Class A)
MSF FI Large Cap Subaccount (Class A)
MSF FI Value Leaders Subaccount (Class D)
MSF MetLife Aggressive Allocation Subaccount (Class B)
MSF MetLife Conservative Allocation Subaccount (Class B)
MSF MetLife Conservative to Moderate Allocation Subaccount (Class B) MSF MetLife Moderate Allocation Subaccount (Class B)
MSF MetLife Moderate to Aggressive Allocation Subaccount (Class B) MSF MFS Total Return Subaccount (Class B)
MSF MFS Total Return Subaccount (Class F)
MSF Oppenheimer Global Equity Subaccount (Class B)
MSF T. Rowe Price Large Cap Growth Subaccount (Class B)
MSF Western Asset Management U.S. Government Subaccount (Class A) PIMCO VIT Total Return Subaccount (Administrative Class)
Pioneer Bond VCT Subaccount (Class II)
Pioneer Cullen Value VCT Subaccount (Class II)
Pioneer Emerging Markets VCT Subaccount (Class II)
Pioneer Equity Income VCT Subaccount (Class II)
Pioneer Fund VCT Subaccount (Class II)
Pioneer Global High Yield VCT Subaccount (Class II)
Pioneer High Yield VCT Subaccount (Class II)
Pioneer Ibbotson Aggressive Allocation VCT Subaccount (Class II) Pioneer Ibbotson Growth Allocation VCT Subaccount (Class II)
Pioneer Ibbotson Moderate Allocation VCT Subaccount (Class II) Pioneer Independence VCT Subaccount (Class II)
Pioneer International Value VCT Subaccount (Class II)
Pioneer Mid Cap Value VCT Subaccount (Class II)
Pioneer Oak Ridge Large Cap Growth VCT Subaccount (Class II)
Pioneer Real Estate Shares VCT Subaccount (Class II)
Pioneer Small Cap Value VCT Subaccount (Class II)
Pioneer Strategic Income VCT Subaccount (Class II)
Van Kampen LIT Comstock Subaccount (Class II)
Van Kampen LIT Enterprise Subaccount (Class II)

                                   APPENDIX B

AIM V.I. Capital Appreciation Subaccount (Series II)
Credit Suisse Trust Emerging Markets Subaccount
LMPVPI All Cap Subaccount (Class I)
LMPVPI All Cap Subaccount (Class II)
LMPVPII Growth and Income Subaccount (Class I)
LMPVPI Large Cap Growth Subaccount (Class I)
LMPVPII Aggressive Growth Subaccount (Class I)
LMPVPII Aggressive Growth Subaccount (Class II)
LMPVPI Total Return Subaccount (Class II)
Lord Abbett Growth and Income Subaccount (Class VC)
Lord Abbett Mid-Cap Value Subaccount (Class VC)
MIST BlackRock Large-Cap Core Subaccount (Class A)
MIST Pioneer Mid-Cap Value Subaccount (Class A)
MSF Western Asset Management High Yield Bond Subaccount (Class A)
PIMCO VIT Real Return Subaccount (Administrative Class)
Pioneer America Income VCT Subaccount (Class II)
Pioneer Equity Opportunity VCT Subaccount (Class II)
Pioneer Small and Mid Cap Growth VCT Subaccount (Class II)
Pioneer Value VCT Subaccount (Class II)
Putnam VT International Equity Subaccount (Class IB)
Putnam VT Small Cap Value Subaccount (Class IB)

          METLIFE OF CT SEPARATE ACCOUNT ELEVEN FOR VARIABLE ANNUITIES
                   OF METLIFE INSURANCE COMPANY OF CONNECTICUT
                       STATEMENT OF ASSETS AND LIABILITIES
                                DECEMBER 31, 2007

                              AIM V.I. MID CAP                       ALGER AMERICAN   AMERICAN FUNDS
                                 CORE EQUITY    AIM V.I. UTILITIES  LEVERAGED ALLCAP  GLOBAL GROWTH
                                 SUBACCOUNT         SUBACCOUNT         SUBACCOUNT       SUBACCOUNT
                                 (SERIES II)        (SERIES I)          (CLASS S)        (CLASS 2)
                              ----------------  ------------------  ----------------  --------------
ASSETS:
   Investments at fair value     $2,855,634         $2,730,393         $4,041,927      $24,071,615
                                 ----------         ----------         ----------      -----------
         Total Assets             2,855,634          2,730,393          4,041,927       24,071,615
                                 ----------         ----------         ----------      -----------
LIABILITIES:
   Other payables
      Insurance charges                 427                397                588            3,588
      Administrative fees                35                 34                 50              299
   Due to MetLife Insurance
      Company of Connecticut             --                 --                 --               --
                                 ----------         ----------         ----------      -----------
         Total Liabilities              462                431                638            3,887
                                 ----------         ----------         ----------      -----------
NET ASSETS                       $2,855,172         $2,729,962         $4,041,289      $24,067,728
                                 ==========         ==========         ==========      ===========

   The accompanying notes are an integral part of these financial statements.

                              AMERICAN FUNDS  AMERICAN FUNDS                           DREYFUS
                               GROWTH-INCOME      GROWTH      CREDIT SUISSE TRUST    MIDCAP STOCK
                                SUBACCOUNT      SUBACCOUNT     GLOBAL SMALL CAP       SUBACCOUNT
                                 (CLASS 2)       (CLASS 2)        SUBACCOUNT       (SERVICE SHARES)
                              --------------  --------------  -------------------  ----------------
ASSETS:
   Investments at fair value    $44,988,255     $55,788,573         $684,699          $4,433,720
                                -----------     -----------         --------          ----------
         Total Assets            44,988,255      55,788,573          684,699           4,433,720
                                -----------     -----------         --------          ----------
LIABILITIES:
   Other payables
      Insurance charges               6,805           8,342              103                 661
      Administrative fees               558             693                9                  55
   Due to MetLife Insurance
      Company of Connecticut             --              --               --                  --
                                -----------     -----------         --------          ----------
         Total Liabilities            7,363           9,035              112                 716
                                -----------     -----------         --------          ----------
NET ASSETS                      $44,980,892     $55,779,538         $684,587          $4,433,004
                                ===========     ===========         ========          ==========

   The accompanying notes are an integral part of these financial statements.

                               DREYFUS SOCIALLY     DREYFUS VIF         DREYFUS VIF         DWS VIT
                              RESPONSIBLE GROWTH    APPRECIATION    DEVELOPING LEADERS  EQUITY 500 INDEX
                                  SUBACCOUNT         SUBACCOUNT         SUBACCOUNT         SUBACCOUNT
                               (SERVICE SHARES)   (INITIAL SHARES)   (INITIAL SHARES)      (CLASS B)
                              ------------------  ----------------  ------------------  ----------------
ASSETS:
   Investments at fair value       $279,745           $2,400,273         $7,239,029        $5,511,473
                                   --------           ----------         ----------        ----------
         Total Assets               279,745            2,400,273          7,239,029         5,511,473
                                   --------           ----------         ----------        ----------
LIABILITIES:
   Other payables
      Insurance charges                  43                  357              1,096               815
      Administrative fees
   Due to MetLife Insurance               3                   30                 90                68
      Company of Connecticut             --                   --                 --                --
                                   --------           ----------         ----------        ----------
         Total Liabilities               46                  387              1,186               883
                                   --------           ----------         ----------        ----------
NET ASSETS                         $279,699           $2,399,886         $7,237,843        $5,510,590
                                   ========           ==========         ==========        ==========

                                 DWS VIT RREEF                DWSI
                              REAL ESTATE SECURITIES  GLOBAL OPPORTUNITIES
                                    SUBACCOUNT              SUBACCOUNT
                                     (CLASS B)               (CLASS B)
                              ----------------------  --------------------
ASSETS:
   Investments at fair value        $5,103,483               $3,807,476
                                    ----------               ----------
      Total Assets                   5,103,483                3,807,476
                                    ----------               ----------
LIABILITIES:
   Other payables
      Insurance charges                    764                      571
      Administrative fees
   Due to MetLife Insurance                 62                       48
      Company of Connecticut                --                       --
                                    ----------               ----------
         Total Liabilities                 826                      619
                                    ----------               ----------
NET ASSETS                          $5,102,657               $3,806,857
                                    ==========               ==========

   The accompanying notes are an integral part of these financial statements.

                                 DWSII       DWSI          DWSI             DWSI
                               BALANCED      BOND     CAPITAL GROWTH  GROWTH & INCOME
                              SUBACCOUNT  SUBACCOUNT    SUBACCOUNT       SUBACCOUNT
                               (CLASS B)   (CLASS B)    (CLASS B)        (CLASS B)
                              ----------  ----------  --------------  ---------------
ASSETS:
   Investments at fair value  $3,697,679   $526,477     $7,944,200       $6,122,033
                              ----------   --------     ----------       ----------
         Total Assets          3,697,679    526,477      7,944,200        6,122,033
                              ----------   --------     ----------       ----------
LIABILITIES:
   Other payables
      Insurance charges              570         77          1,207              987
      Administrative fees             46          7             98               76
   Due to MetLife Insurance
      Company of Connecticut          --         --             --               --
                              ----------   --------     ----------       ----------
         Total Liabilities           616         84          1,305            1,063
                              ----------   --------     ----------       ----------
NET ASSETS                    $3,697,063   $526,393     $7,942,895       $6,120,970
                              ==========   ========     ==========       ==========

   The accompanying notes are an integral part of these financial statements.

                                  DWSI          DWSII           DWSII          DWSII             DWSII                 DWSII
                              HEALTH CARE  INTERNATIONAL  STRATEGIC INCOME   BLUE CHIP  CONSERVATIVE ALLOCATION  CORE FIXED INCOME
                               SUBACCOUNT    SUBACCOUNT      SUBACCOUNT     SUBACCOUNT       SUBACCOUNT              SUBACCOUNT
                               (CLASS B)     (CLASS B)       (CLASS B)       (CLASS B)        (CLASS B)              (CLASS B)
                              -----------  -------------  ----------------  ----------  -----------------------  ------------------
ASSETS:
   Investments at fair value   $2,893,172    $5,793,025      $4,714,018     $5,881,372        $11,019,224            $6,718,704
                               ----------    ----------      ----------     ----------        -----------            ----------
         Total Assets           2,893,172     5,793,025       4,714,018      5,881,372         11,019,224             6,718,704
                               ----------    ----------      ----------     ----------        -----------            ----------
LIABILITIES:
   Other payables
      Insurance charges               445           912             726            885              1,652                   993
      Administrative fees              36            72              58             73                136                    83
   Due to MetLife Insurance
      Company of Connecticut           --            --              --             --                 --                    --
                               ----------    ----------      ----------     ----------        -----------            ----------
         Total Liabilities            481           984             784            958              1,788                 1,076
                               ----------    ----------      ----------     ----------        -----------            ----------
NET ASSETS                     $2,892,691    $5,792,041      $4,713,234     $5,880,414        $11,017,436            $6,717,628
                               ==========    ==========      ==========     ==========        ===========            ==========

   The accompanying notes are an integral part of these financial statements.

                                     DWSII            DWSII DREMAN         DWSII DREMAN          DWSII
                              DAVIS VENTURE VALUE  HIGH RETURN EQUITY  SMALL MID CAP VALUE  GLOBAL THEMATIC
                                  SUBACCOUNT           SUBACCOUNT           SUBACCOUNT         SUBACCOUNT
                                   (CLASS B)            (CLASS B)           (CLASS B)          (CLASS B)
                              -------------------  ------------------  -------------------  ---------------
ASSETS:
   Investments at fair value      $10,210,680          $17,533,632          $8,142,916         $4,975,405
                                  -----------          -----------          ----------         ----------
         Total Assets              10,210,680           17,533,632           8,142,916          4,975,405
                                  -----------          -----------          ----------         ----------
LIABILITIES:
   Other payables
      Insurance charges                 1,554                2,556               1,228                755
      Administrative fees                 126                  216                 101                 62
   Due to MetLife Insurance
      Company of Connecticut               --                   --                  --                 --
                                  -----------          -----------          ----------         ----------
         Total Liabilities              1,680                2,772               1,329                817
                                  -----------          -----------          ----------         ----------
NET ASSETS                        $10,209,000          $17,530,860          $8,141,587         $4,974,588
                                  ===========          ===========          ==========         ==========

   The accompanying notes are an integral part of these financial statements.

                                     DWSII
                              GOVERNMENT & AGENCY        DWSII           DWSII
                                   SECURITIES      GROWTH ALLOCATION  HIGH INCOME
                                   SUBACCOUNT         SUBACCOUNT       SUBACCOUNT
                                   (CLASS B)           (CLASS B)       (CLASS B)
                              -------------------  -----------------  -----------
ASSETS:
   Investments at fair value       $1,496,424         $17,863,295      $4,937,779
                                   ----------         -----------      ----------
         Total Assets               1,496,424          17,863,295       4,937,779
                                   ----------         -----------      ----------
LIABILITIES:
   Other payables
      Insurance charges                   228               2,708             742
      Administrative fees                  18                 221              61
   Due to MetLife Insurance
      Company of Connecticut               --                 --               --
                                   ----------         -----------      ----------
         Total Liabilities                246               2,929             803
                                   ----------         -----------      ----------
NET ASSETS                         $1,496,178         $17,860,366      $4,936,976
                                   ==========         ===========      ==========

                              DWSII INTERNATIONAL    DWSII JANUS         DWSII
                                 SELECT EQUITY     GROWTH & INCOME  LARGE CAP VALUE
                                  SUBACCOUNT          SUBACCOUNT       SUBACCOUNT
                                   (CLASS B)          (CLASS B)        (CLASS B)
                              -------------------  ---------------  ---------------
ASSETS:
   Investments at fair value       $6,359,240         $2,243,087       $3,178,408
                                   ----------         ----------       ----------
         Total Assets               6,359,240          2,243,087        3,178,408
                                   ----------         ----------       ----------
LIABILITIES:
   Other payables
      Insurance charges                   987                347              491
      Administrative fees                  79                 28               40
Due to MetLife Insurance
   Company of Connecticut                  --                 --               --
                                   ----------         ----------       ----------
      Total Liabilities                 1,066                375              531
                                   ----------         ----------       ----------
NET ASSETS                         $6,358,174         $2,242,712       $3,177,877
                                   ==========         ==========       ==========

   The accompanying notes are an integral part of these financial statements.

                                   DWSII              DWSII            DWSII          DWSII
                              MID CAP GROWTH  MODERATE ALLOCATION  MONEY MARKET  SMALL CAP GROWTH
                                SUBACCOUNT        SUBACCOUNT        SUBACCOUNT      SUBACCOUNT
                                 (CLASS B)         (CLASS B)         (CLASS B)       (CLASS B)
                              --------------  -------------------  ------------  ----------------
ASSETS:
   Investments at fair value    $964,295         $17,240,810        $4,766,123     $3,151,441
                                --------         -----------        ----------     ----------
         Total Assets            964,295          17,240,810         4,766,123      3,151,441
                                --------         -----------        ----------     ----------
LIABILITIES:
   Other payables
      Insurance charges              134               2,615               682            501
      Administrative fees             12                 213                59             39
   Due to MetLife Insurance
      Company of Connecticut          --                  --                --             --
                                --------         -----------        ----------     ----------
         Total Liabilities           146               2,828               741            540
                                --------         -----------        ----------     ----------
NET ASSETS                      $964,149         $17,237,982        $4,765,382     $3,150,901
                                ========         ===========        ==========     ==========

   The accompanying notes are an integral part of these financial statements.

                                              DWSII                             FIDELITY VIP                        FTVIPT FRANKLIN
                                 DWSII    TURNER MID CAP     FIDELITY VIP     DYNAMIC CAPITAL      FIDELITY VIP    RISING DIVIDENDS
                              TECHNOLOGY      GROWTH          CONTRAFUND        APPRECIATION         MID CAP          SECURITIES
                              SUBACCOUNT    SUBACCOUNT        SUBACCOUNT         SUBACCOUNT         SUBACCOUNT        SUBACCOUNT
                               (CLASS B)    (CLASS B)     (SERVICE CLASS 2)  (SERVICE CLASS 2)  (SERVICE CLASS 2)      (CLASS 2)
                              ----------  --------------  -----------------  -----------------  -----------------  ----------------
ASSETS:
   Investments at fair value  $1,543,034    $2,585,960       $25,971,107        $1,484,573        $30,671,393        $13,499,890
         Total Assets         ----------    ----------       -----------        ----------        -----------        -----------
                               1,543,034     2,585,960        25,971,107         1,484,573         30,671,393         13,499,890
LIABILITIES:                  ----------    ----------       -----------        ----------        -----------        -----------
   Other payables
      Insurance charges              228           406             3,868               212              4,463              1,965
      Administrative fees             19            32               322                18                381                168
   Due to MetLife Insurance
      Company of Connecticut          --            --                --                --                 --                 --
                              ----------    ----------       -----------        ----------        -----------        -----------
         Total Liabilities           247           438             4,190               230              4,844              2,133
                              ----------    ----------       -----------        ----------        -----------        -----------
NET ASSETS                    $1,542,787    $2,585,522       $25,966,917        $1,484,343        $30,666,549        $13,497,757
                              ==========    ==========       ===========        ==========        ===========        ===========


   The accompanying notes are an integral part of these financial statements.

                               FTVIPT FRANKLIN    FTVIPT TEMPLETON                          JANUS ASPEN
                                SMALL MID-CAP    DEVELOPING MARKETS   FTVIPT TEMPLETON      GLOBAL LIFE
                              GROWTH SECURITIES      SECURITIES      FOREIGN SECURITIES      SCIENCES
                                  SUBACCOUNT         SUBACCOUNT          SUBACCOUNT         SUBACCOUNT
                                   (CLASS 2)          (CLASS 2)           (CLASS 2)      (SERVICE SHARES)
                              -----------------  ------------------  ------------------  ----------------
ASSETS:
   Investments at fair value      $7,329,984         $17,565,342         $21,789,963         $305,965
                                  ----------         -----------         -----------         --------
         Total Assets              7,329,984          17,565,342          21,789,963          305,965
                                  ----------         -----------         -----------         --------
LIABILITIES:
   Other payables
      Insurance charges                1,032               2,551               3,201               43
      Administrative fees                 91                 216                 269                4
   Due to MetLife Insurance
      Company of Connecticut              --                  --                  --               --
                                  ----------         -----------         -----------         --------
         Total Liabilities             1,123               2,767               3,470               47
                                  ----------         -----------         -----------         --------
NET ASSETS                        $7,328,861         $17,562,575         $21,786,493         $305,918
                                  ==========         ===========         ===========         ========

   The accompanying notes are an integral part of these financial statements.

                                 JANUS ASPEN        JANUS ASPEN          LMPVET             LMPVET          LMPVET        LMPVET
                              GLOBAL TECHNOLOGY  WORLDWIDE GROWTH  AGGRESSIVE GROWTH  AGGRESSIVE GROWTH  APPRECIATION  EQUITY INDEX
                                  SUBACCOUNT        SUBACCOUNT         SUBACCOUNT         SUBACCOUNT      SUBACCOUNT    SUBACCOUNT
                               (SERVICE SHARES)  (SERVICE SHARES)      (CLASS I)          (CLASS II)       (CLASS I)    (CLASS II)
                              -----------------  ----------------  -----------------  -----------------  ------------  ------------
ASSETS:
   Investments at fair value      $2,856,610         $289,994          $7,205,488         $6,942,448      $1,645,885    $13,109,760
                                  ----------         --------          ----------         ----------      ----------    -----------
         Total Assets              2,856,610          289,994           7,205,488          6,942,448       1,645,885     13,109,760
                                  ----------         --------          ----------         ----------      ----------    -----------
LIABILITIES:
   Other payables
      Insurance charges                  427               43               1,082              1,030             242          1,929
      Administrative fees                 35                4                  90                 86              20            163
   Due to MetLife Insurance
      Company of Connecticut              --               --                  --                 --              --             --
                                  ----------         --------          ----------         ----------      ----------    -----------
         Total Liabilities               462               47               1,172              1,116             262          2,092
                                  ----------         --------          ----------         ----------      ----------    -----------
NET ASSETS                        $2,856,148         $289,947          $7,204,316         $6,941,332      $1,645,623    $13,107,668
                                  ==========         ========          ==========         ==========      ==========    ===========

   The accompanying notes are an integral part of these financial statements.

                                   LMPVET          LMPVET         LMPVET            LMPVET
                              FUNDAMENTAL VALUE   INVESTORS  LARGE CAP GROWTH  SMALL CAP GROWTH
                                  SUBACCOUNT     SUBACCOUNT     SUBACCOUNT        SUBACCOUNT
                                  (CLASS I)       (CLASS I)      (CLASS I)         (CLASS I)
                              -----------------  ----------  ----------------  ----------------
ASSETS:
   Investments at fair value      $4,590,855     $3,080,115     $2,440,026        $4,921,726
                                  ----------     ----------     ----------        ----------
         Total Assets              4,590,855      3,080,115      2,440,026         4,921,726
                                  ----------     ----------     ----------        ----------
LIABILITIES:
   Other payables
      Insurance charges                  669            458            368               736
      Administrative fees                 56             38             30                61
   Due to MetLife Insurance
      Company of Connecticut              --             --             --                --
                                  ----------     ----------     ----------        ----------
         Total Liabilities               725            496            398               797
                                  ----------     ----------     ----------        ----------
NET ASSETS                        $4,590,130     $3,079,619     $2,439,628        $4,920,929
                                  ==========     ==========     ==========        ==========

   The accompanying notes are an integral part of these financial statements.

                                                                                      MIST
                                                      LMPVET           LMPVIT     BATTERYMARCH  MIST BLACKROCK  MIST BLACKROCK
                                   LMPVET       CAPITAL AND INCOME   ADJUSTABLE  MID-CAP STOCK    HIGH YIELD    LARGE-CAP CORE
                              SOCIAL AWARENESS      SUBACCOUNT      RATE INCOME    SUBACCOUNT     SUBACCOUNT      SUBACCOUNT
                                 SUBACCOUNT         (CLASS II)       SUBACCOUNT    (CLASS A)       (CLASS A)       (CLASS E)
                              ----------------  ------------------  -----------  -------------  --------------  --------------
ASSETS:
   Investments at fair value     $1,016,608         $4,785,578       $2,424,118    $5,296,486     $11,726,776     $4,252,489
                                 ----------         ----------       ----------    ----------     -----------     ----------
         Total Assets             1,016,608          4,785,578        2,424,118     5,296,486      11,726,776      4,252,489
                                 ----------         ----------       ----------    ----------     -----------     ----------
LIABILITIES:
   Other payables
      Insurance charges                 143                679              361           764           1,579            658
      Administrative fees                12                 59               30            66             144             53
   Due to MetLife Insurance
      Company of Connecticut             --              3,867               --            --              --             --
                                 ----------         ----------       ----------    ----------     -----------     ----------
         Total Liabilities              155              4,605              391           830           1,723            711
                                 ----------         ----------       ----------    ----------     -----------     ----------
NET ASSETS                       $1,016,453         $4,780,973       $2,423,727    $5,295,656     $11,725,053     $4,251,778
                                 ==========         ==========       ==========    ==========     ===========     ==========

   The accompanying notes are an integral part of these financial statements.

                                                    MIST
                                MIST DREMAN    HARRIS OAKMARK      MIST          MIST
                              SMALL-CAP VALUE  INTERNATIONAL   JANUS FORTY  LAZARD MID-CAP
                                SUBACCOUNT       SUBACCOUNT    SUBACCOUNT     SUBACCOUNT
                                 (CLASS A)       (CLASS A)      (CLASS A)     (CLASS B)
                              ---------------  --------------  -----------  --------------
ASSETS:
   Investments at fair value      $499,083       $7,221,372    $10,612,239     $430,006
                                  --------       ----------    -----------     --------
         Total Assets              499,083        7,221,372     10,612,239      430,006
                                  --------       ----------    -----------     --------
LIABILITIES:
   Other payables
      Insurance charges                 72            1,090          1,552           62
      Administrative fees                6               89            132            5
   Due to MetLife Insurance
      Company of Connecticut            --               --             --           --
                                  --------       ----------    -----------     --------
         Total Liabilities              78            1,179          1,684           67
                                  --------       ----------    -----------     --------
NET ASSETS                        $499,005       $7,220,193    $10,610,555     $429,939
                                  ========       ==========    ===========     ========

   The accompanying notes are an integral part of these financial statements.

                                      MIST
                              LEGG MASON PARTNERS  MIST LORD ABBETT   MIST LORD ABBETT
                                 MANAGED ASSETS     BOND DEBENTURE   GROWTH AND INCOME
                                   SUBACCOUNT         SUBACCOUNT        SUBACCOUNT
                                   (CLASS A)           (CLASS A)         (CLASS B)
                              -------------------  ----------------  -----------------
ASSETS:
   Investments at fair value       $4,379,421         $3,988,384        $28,512,995
                                   ----------         ----------        -----------
         Total Assets               4,379,421          3,988,384         28,512,995
                                   ----------         ----------        -----------
LIABILITIES:
   Other payables
      Insurance charges                   654                595              3,742
      Administrative fees                  54                 49                354
   Due to MetLife Insurance
      Company of Connecticut               --                 --                 --
                                   ----------         ----------        -----------
         Total Liabilities                708                644              4,096
                                   ----------         ----------        -----------
NET ASSETS                         $4,378,713         $3,987,740        $28,508,899
                                   ==========         ==========        ===========

                              MIST LORD ABBETT      MIST MET/AIM          MIST MET/AIM
                                MID-CAP VALUE   CAPITAL APPRECIATION  CAPITAL APPRECIATION
                                 SUBACCOUNT          SUBACCOUNT            SUBACCOUNT
                                  (CLASS B)           (CLASS A)             (CLASS E)
                              ----------------  --------------------  --------------------
ASSETS:
   Investments at fair value     $12,279,411         $2,899,011            $6,777,774
                                 -----------         ----------            ----------
         Total Assets             12,279,411          2,899,011             6,777,774
                                 -----------         ----------            ----------
LIABILITIES:
   Other payables
      Insurance charges                1,832                428                   973
      Administrative fees                152                 36                    84
   Due to MetLife Insurance
      Company of Connecticut              --                 --                    --
                                 -----------         ----------            ----------
         Total Liabilities             1,984                464                 1,057
                                 -----------         ----------            ----------
NET ASSETS                       $12,277,427         $2,898,547            $6,776,717
                                 ===========         ==========            ==========

   The accompanying notes are an integral part of these financial statements.

                                                     MIST            MIST
                                MIST MET/AIM     MFS EMERGING    MFS RESEARCH     MIST
                              SMALL CAP GROWTH  MARKETS EQUITY  INTERNATIONAL   MFS VALUE
                                 SUBACCOUNT       SUBACCOUNT      SUBACCOUNT   SUBACCOUNT
                                 (CLASS A)         (CLASS A)      (CLASS B)     (CLASS A)
                              ----------------  --------------  -------------  ----------
ASSETS:
   Investments at fair value      $439,458        $6,019,504      $2,036,191   $9,217,868
                                  --------        ----------      ----------   ----------
         Total Assets              439,458         6,019,504       2,036,191    9,217,868
                                  --------        ----------      ----------   ----------
LIABILITIES:
   Other payables
      Insurance charges                 65               875             292        1,374
      Administrative fees                5                75              25          114
   Due to MetLife Insurance
      Company of Connecticut            --                --              --           --
                                  --------        ----------      ----------   ----------
         Total Liabilities              70               950             317        1,488
                                  --------        ----------      ----------   ----------
NET ASSETS                        $439,388        $6,018,554      $2,035,874   $9,216,380
                                  ========        ==========      ==========   ==========

   The accompanying notes are an integral part of these financial statements.

                                    MIST                MIST               MIST
                              NEUBERGER BERMAN       OPPENHEIMER      PIMCO INFLATION      MIST
                                REAL ESTATE     CAPITAL APPRECIATION  PROTECTED BOND   PIONEER FUND
                                 SUBACCOUNT          SUBACCOUNT         SUBACCOUNT      SUBACCOUNT
                                 (CLASS A)            (CLASS B)          (CLASS A)      (CLASS A)
                              ----------------  --------------------  ---------------  ------------
ASSETS:
   Investments at fair value     $12,979,313         $6,810,890         $11,978,775     $1,096,201
                                 -----------         ----------         -----------     ----------
         Total Assets             12,979,313          6,810,890          11,978,775      1,096,201
                                 -----------         ----------         -----------     ----------
LIABILITIES:
   Other payables
      Insurance charges                1,851                979               1,745            156
      Administrative fees                158                 84                 147             13
   Due to MetLife Insurance
      Company of Connecticut              --                 --                  --             --
                                 -----------         ----------         -----------     ----------
         Total Liabilities             2,009              1,063               1,892            169
                                 -----------         ----------         -----------     ----------
NET ASSETS                       $12,977,304         $6,809,827         $11,976,883     $1,096,032
                                 ===========         ==========         ===========     ==========

                                     MIST              MIST
                              PIONEER STRATEGIC   THIRD AVENUE
                                   INCOME        SMALL CAP VALUE
                                 SUBACCOUNT        SUBACCOUNT
                                  (CLASS A)         (CLASS B)
                              -----------------  ---------------
ASSETS:
   Investments at fair value      $9,598,429       $23,373,093
                                  ----------       -----------
         Total Assets              9,598,429        23,373,093
                                  ----------       -----------
LIABILITIES:
   Other payables
      Insurance charges                1,400             3,402
      Administrative fees                118               290
   Due to MetLife Insurance
      Company of Connecticut              --                --
                                  ----------       -----------
         Total Liabilities             1,518             3,692
                                  ----------       -----------
NET ASSETS                        $9,596,911       $23,369,401
                                  ==========       ===========

   The accompanying notes are an integral part of these financial statements.

                                MSF BLACKROCK    MSF BLACKROCK  MSF BLACKROCK       MSF
                              AGGRESSIVE GROWTH   BOND INCOME    MONEY MARKET  FI LARGE CAP
                                  SUBACCOUNT      SUBACCOUNT      SUBACCOUNT    SUBACCOUNT
                                  (CLASS D)        (CLASS A)      (CLASS A)      (CLASS A)
                              -----------------  -------------  -------------  ------------
ASSETS:
   Investments at fair value      $5,818,822       $8,452,200    $34,542,169    $4,555,852
                                  ----------       ----------    -----------    ----------
         Total Assets              5,818,822        8,452,200     34,542,169     4,555,852
                                  ----------       ----------    -----------    ----------
LIABILITIES:
   Other payables
      Insurance charges                  834            1,225          5,132           688
      Administrative fees                 72              104            426            57
   Due to MetLife Insurance
      Company of Connecticut              --               --             --            --
                                  ----------       ----------    -----------    ----------
         Total Liabilities               906            1,329          5,558           745
                                  ----------       ----------    -----------    ----------
NET ASSETS                        $5,817,916       $8,450,871    $34,536,611    $4,555,107
                                  ==========       ==========    ===========    ==========

   The accompanying notes are an integral part of these financial statements.

                                                                       MSF METLIFE       MSF METLIFE
                                     MSF             MSF METLIFE       CONSERVATIVE    CONSERVATIVE TO
                              FI VALUE LEADERS  AGGRESSIVE ALLOCATION   ALLOCATION   MODERATE ALLOCATION
                                 SUBACCOUNT           SUBACCOUNT        SUBACCOUNT        SUBACCOUNT
                                  (CLASS D)           (CLASS B)         (CLASS B)         (CLASS B)
                              ----------------  ---------------------  ------------  -------------------
ASSETS:
   Investments at fair value     $11,078,851          $2,058,480        $2,799,822        $3,940,255
                                 -----------          ----------        ----------        ----------
         Total Assets             11,078,851           2,058,480         2,799,822         3,940,255
                                 -----------          ----------        ----------        ----------
LIABILITIES:
   Other payables
      Insurance charges                1,658                 337               447               582
      Administrative fees                137                  25                34                48
   Due to MetLife Insurance
      Company of Connecticut              --                  --                --                --
                                 -----------          ----------        ----------        ----------
         Total Liabilities             1,795                 362               481               630
                                 -----------          ----------        ----------        ----------
NET ASSETS                       $11,077,056          $2,058,118        $2,799,341        $3,939,625
                                 ===========          ==========        ==========        ==========

                                                        MSF METLIFE
                                  MSF METLIFE           MODERATE TO
                              MODERATE ALLOCATION  AGGRESSIVE ALLOCATION
                                   SUBACCOUNT            SUBACCOUNT
                                   (CLASS B)             (CLASS B)
                              -------------------  ---------------------
ASSETS:
   Investments at fair value      $12,646,298          $6,675,290
                                  -----------          ----------
         Total Assets              12,646,298           6,675,290
                                  -----------          ----------
LIABILITIES:
   Other payables
      Insurance charges                 1,952               1,004
      Administrative fees                 157                  82
   Due to MetLife Insurance
      Company of Connecticut               --                  --
                                  -----------          ----------
         Total Liabilities              2,109               1,086
                                  -----------          ----------
NET ASSETS                        $12,644,189          $6,674,204
                                  ===========          ==========

   The accompanying notes are an integral part of these financial statements.

                                                               MSF              MSF
                                 MSF MFS       MSF MFS     OPPENHEIMER     T. ROWE PRICE
                              TOTAL RETURN  TOTAL RETURN  GLOBAL EQUITY   LARGE CAP GROWTH
                               SUBACCOUNT    SUBACCOUNT    SUBACCOUNT        SUBACCOUNT
                               (CLASS B)      (CLASS F)     (CLASS B)        (CLASS B)
                              ------------  ------------  -------------  -----------------
ASSETS:
   Investments at fair value   $5,485,040    $33,331,699   $33,278,095      $2,730,610
                               ----------    -----------   -----------      ----------
         Total Assets           5,485,040     33,331,699    33,278,095       2,730,610
                               ----------    -----------   -----------      ----------
LIABILITIES:
   Other payables
      Insurance charges               850          4,894         4,888             394
      Administrative fees              68            412           412              34
   Due to MetLife Insurance
      Company of Connecticut           --             --            --              --
                               ----------    -----------   -----------      ----------
         Total Liabilities            918          5,306         5,300             428
                               ----------    -----------   -----------      ----------
NET ASSETS                     $5,484,122    $33,326,393   $33,272,795      $2,730,182
                               ==========    ===========   ===========      ==========

   The accompanying notes are an integral part of these financial statements.

                              MSF WESTERN ASSET
                                  MANAGEMENT           PIMCO VIT            PIONEER
                               U.S. GOVERNMENT        TOTAL RETURN         BOND VCT
                                  SUBACCOUNT           SUBACCOUNT         SUBACCOUNT
                                  (CLASS A)      (ADMINISTRATIVE CLASS)   (CLASS II)
                              -----------------  ----------------------  ------------
ASSETS:
   Investments at fair value      $5,929,526           $27,025,149        $9,708,191
                                  ----------           -----------        ----------
         Total Assets              5,929,526            27,025,149         9,708,191
                                  ----------           -----------        ----------
LIABILITIES:
   Other payables
      Insurance charges                  767                 3,960             1,396
      Administrative fees                 73                   332               119
   Due to MetLife Insurance
      Company of Connecticut              --                    --                --
                                  ----------           -----------        ----------
         Total Liabilities               840                 4,292             1,515
                                  ----------           -----------        ----------
NET ASSETS                        $5,928,686           $27,020,857        $9,706,676
                                  ==========           ===========        ==========

                                   PIONEER      PIONEER EMERGING       PIONEER
                              CULLEN VALUE VCT     MARKETS VCT    EQUITY INCOME VCT
                                 SUBACCOUNT        SUBACCOUNT         SUBACCOUNT
                                 (CLASS II)        (CLASS II)         (CLASS II)
                              ----------------  ----------------  -----------------
ASSETS:
   Investments at fair value     $8,261,796        $16,569,716       $12,466,829
                                 ----------        -----------       -----------
         Total Assets             8,261,796         16,569,716        12,466,829
                                 ----------        -----------       -----------
LIABILITIES:
   Other payables
      Insurance charges               1,160              2,383             1,701
      Administrative fees               103                205               155
   Due to MetLife Insurance
      Company of Connecticut             --                 --                --
                                 ----------        -----------       -----------
         Total Liabilities            1,263              2,588             1,856
                                 ----------        -----------       -----------
NET ASSETS                       $8,260,533        $16,567,128       $12,464,973
                                 ==========        ===========       ===========

   The accompanying notes are an integral part of these financial statements.

                                               PIONEER                     PIONEER IBBOTSON
                                 PIONEER       GLOBAL          PIONEER        AGGRESSIVE
                                FUND VCT   HIGH YIELD VCT  HIGH YIELD VCT   ALLOCATION VCT
                               SUBACCOUNT    SUBACCOUNT      SUBACCOUNT       SUBACCOUNT
                               (CLASS II)     CLASS II)      (CLASS II)       (CLASS II)
                              -----------  --------------  --------------  ----------------
ASSETS:
   Investments at fair value  $16,553,420    $5,154,571      $13,521,455      $5,526,540
                              -----------    ----------      -----------      ----------
         Total Assets          16,553,420     5,154,571       13,521,455       5,526,540
                              -----------    ----------      -----------      ----------
LIABILITIES:
   Other payables
      Insurance charges             2,454           793            1,908             787
      Administrative fees             206            63              167              68
   Due to MetLife Insurance
      Company of Connecticut           --            --               --              --
                              -----------    ----------      -----------      ----------
         Total Liabilities          2,660           856            2,075             855
                              -----------    ----------      -----------      ----------
NET ASSETS                    $16,550,760    $5,153,715      $13,519,380      $5,525,685
                              ===========    ==========      ===========      ==========

   The accompanying notes are an integral part of these financial statements.

                                                                                                                     PIONEER
                              PIONEER IBBOTSON  PIONEER IBBOTSON                       PIONEER                      OAK RIDGE
                                   GROWTH           MODERATE           PIONEER      INTERNATIONAL  PIONEER MID CAP  LARGE CAP
                               ALLOCATION VCT    ALLOCATION VCT   INDEPENDENCE VCT    VALUE VCT       VALUE VCT     GROWTH VCT
                                 SUBACCOUNT        SUBACCOUNT        SUBACCOUNT       SUBACCOUNT     SUBACCOUNT     SUBACCOUNT
                                 (CLASS II)        (CLASS II)        (CLASS II)       (CLASS II)     (CLASS II)     (CLASS II)
                              ----------------  ----------------  ----------------  -------------  ---------------  ----------
ASSETS:
   Investments at fair value    $110,661,932       $56,554,705       $2,297,936       $5,797,434     $11,423,418    $6,041,552
                                ------------       -----------       ----------       ----------     -----------    ----------
         Total Assets            110,661,932        56,554,705        2,297,936        5,797,434      11,423,418     6,041,552
                                ------------       -----------       ----------       ----------     -----------    ----------
LIABILITIES:
   Other payables
      Insurance charges               18,852             9,293              340              829           1,595           885
      Administrative fees              1,367               699               28               72             141            75
   Due to MetLife Insurance
      Company of Connecticut              --                --               --               --              --            --
                                ------------       -----------       ----------       ----------     -----------    ----------
         Total Liabilities            20,219             9,992              368              901           1,736           960
                                ------------       -----------       ----------       ----------     -----------    ----------
NET ASSETS                      $110,641,713       $56,544,713       $2,297,568       $5,796,533     $11,421,682    $6,040,592
                                ============       ===========       ==========       ==========     ===========    ==========

   The accompanying notes are an integral part of these financial statements.

                              PIONEER REAL ESTATE  PIONEER SMALL  PIONEER STRATEGIC  VAN KAMPEN LIT
                                  SHARES VCT       CAP VALUE VCT     INCOME VCT         COMSTOCK
                                  SUBACCOUNT         SUBACCOUNT       SUBACCOUNT       SUBACCOUNT
                                  (CLASS II)         (CLASS II)       (CLASS II)       (CLASS II)
                              -------------------  -------------  -----------------  --------------
ASSETS:
   Investments at fair value       $7,785,868        $6,895,810      $22,425,511       $12,613,255
                                   ----------        ----------      -----------       -----------
         Total Assets               7,785,868         6,895,810       22,425,511        12,613,255
                                   ----------        ----------      -----------       -----------
LIABILITIES:
   Other payables
      Insurance charges                 1,088               979            3,202             1,865
      Administrative fees                  95                85              276               156
   Due to MetLife Insurance
      Company of Connecticut               --                --               --                --
                                   ----------        ----------      -----------       -----------
         Total Liabilities              1,183             1,064            3,478             2,021
                                   ----------        ----------      -----------       -----------
NET ASSETS                         $7,784,685        $6,894,746      $22,422,033       $12,611,234
                                   ==========        ==========      ===========       ===========

   The accompanying notes are an integral part of these financial statements.

                                   VAN KAMPEN
                                 LIT ENTERPRISE
                              SUBACCOUNT (CLASS II)
                              ---------------------
ASSETS:
   Investments at fair value         $189,891
                                     --------
         Total Assets                 189,891
                                     --------
LIABILITIES:
   Other payables
      Insurance charges                    27
      Administrative fees                   2
   Due to MetLife Insurance
      Company of Connecticut               --
                                     --------
         Total Liabilities                 29
                                     --------
NET ASSETS                           $189,862
                                     ========

   The accompanying notes are an integral part of these financial statements.

          METLIFE OF CT SEPARATE ACCOUNT ELEVEN FOR VARIABLE ANNUITIES
                   OF METLIFE INSURANCE COMPANY OF CONNECTICUT
                             STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2007

                                             AIM V.I. MID CAP   AIM V.I.   AIM V.I. CAPITAL   ALGER AMERICAN
                                                CORE EQUITY     UTILITIES    APPRECIATION    LEVERAGED ALLCAP
                                                SUBACCOUNT     SUBACCOUNT     SUBACCOUNT        SUBACCOUNT
                                                (SERIES II)    (SERIES I)   (SERIES II) (a)      (CLASS S)
                                             ----------------  ----------  ----------------  ----------------
INVESTMENT INCOME:
      Dividends                                  $  1,345       $ 49,273      $       --         $     --
                                                 --------       --------      ----------         --------
EXPENSES:
      Mortality and expense risk
         charges                                   51,418         44,514          33,013           52,511
      Administrative charges                        4,233          3,801           2,823            4,498
                                                 --------       --------      ----------         --------
         Total expenses                            55,651         48,315          35,836           57,009
                                                 --------       --------      ----------         --------
            Net investment income (loss)          (54,306)           958         (35,836)         (57,009)
                                                 --------       --------      ----------         --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                  40,418        127,712              --               --
      Realized gains (losses) on sale of
         investments                               50,016        181,290       1,270,367          139,677
                                                 --------       --------      ----------         --------
            Net realized gains (losses)            90,434        309,002       1,270,367          139,677
                                                 --------       --------      ----------         --------
      Change in unrealized gains (losses)
         on investments                           156,099        104,574        (860,370)         669,548
                                                 --------       --------      ----------         --------
      Net increase (decrease) in net assets
         resulting from operations               $192,227       $414,534      $  374,161         $752,216
                                                 ========       ========      ==========         ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                             AMERICAN FUNDS  AMERICAN FUNDS  AMERICAN FUNDS
                                              GLOBAL GROWTH   GROWTH-INCOME      GROWTH
                                               SUBACCOUNT      SUBACCOUNT      SUBACCOUNT
                                                (CLASS 2)       (CLASS 2)       (CLASS 2)
                                             --------------  --------------  --------------
INVESTMENT INCOME:
      Dividends                                $  622,675     $  705,051       $  433,751
                                               ----------     ----------       ----------
EXPENSES:
      Mortality and expense risk
         charges                                  413,178        878,208        1,035,266
      Administrative charges                       34,228         71,925           85,828
                                               ----------     ----------       ----------
         Total expenses                           447,406        950,133        1,121,094
                                               ----------     ----------       ----------
            Net investment income (loss)          175,269       (245,082)        (687,343)
                                               ----------     ----------       ----------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                 934,214      1,569,583        3,895,771
      Realized gains (losses) on sale of
         investments                              680,919      1,016,429        1,761,503
                                               ----------     ----------       ----------
            Net realized gains (losses)         1,615,133      2,586,012        5,657,274
                                               ----------     ----------       ----------
      Change in unrealized gains (losses)
         on investments                           854,120       (842,340)         552,156
                                               ----------     ----------       ----------
      Net increase (decrease) in net assets
         resulting from operations             $2,644,522     $1,498,590       $5,522,087
                                               ==========     ==========       ==========

                                              CREDIT SUISSE                        DREYFUS MIDCAP
                                             TRUST EMERGING  CREDIT SUISSE TRUST        STOCK
                                                 MARKETS       GLOBAL SMALL CAP      SUBACCOUNT
                                             SUBACCOUNT (a)      SUBACCOUNT       (SERVICE SHARES)
                                             --------------  -------------------  ----------------
INVESTMENT INCOME:
      Dividends                               $        --         $     --           $  15,504
                                              -----------         --------           ---------
EXPENSES:
      Mortality and expense risk
         charges                                   27,846           14,625              91,534
      Administrative charges                        2,331            1,197               7,658
                                              -----------         --------           ---------
         Total expenses                            30,177           15,822              99,192
                                              -----------         --------           ---------
            Net investment income (loss)          (30,177)         (15,822)            (83,688)
                                              -----------         --------           ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                      --               --             606,080
      Realized gains (losses) on sale of
         investments                            1,976,912           66,303              (8,117)
                                              -----------         --------           ---------
            Net realized gains (losses)         1,976,912           66,303             597,963
                                              -----------         --------           ---------
      Change in unrealized gains (losses)
         on investments                        (1,764,857)         (96,614)           (513,759)
                                              -----------         --------           ---------
      Net increase (decrease) in net assets
         resulting from operations            $   181,878         $(46,133)          $     516
                                              ===========         ========           =========

   The accompanying notes are an integral part of these financial statements.

                                              DREYFUS SOCIALLY      DREYFUS VIF       DREYFUS VIF          DWS VIT
                                             RESPONSIBLE GROWTH    APPRECIATION    DEVELOPING LEADERS  EQUITY 500 INDEX
                                                 SUBACCOUNT         SUBACCOUNT        SUBACCOUNT          SUBACCOUNT
                                              (SERVICE SHARES)   (INITIAL SHARES)   (INITIAL SHARES)      (CLASS B)
                                             ------------------  ----------------  ------------------  ----------------
INVESTMENT INCOME:
      Dividends                                    $   779           $ 38,516         $    61,518         $ 59,456
                                                   -------           --------         -----------         --------
EXPENSES:
      Mortality and expense risk
         charges                                     5,256             44,024             150,099           94,485
      Administrative charges                           427              3,699              12,336            7,850
                                                   -------           --------         -----------         --------
         Total expenses                              5,683             47,723             162,435          102,335
                                                   -------           --------         -----------         --------
            Net investment income (loss)            (4,904)            (9,207)           (100,917)         (42,879)
                                                   -------           --------         -----------         --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                       --                 --           1,075,555               --
      Realized gains (losses) on sale of
         investments                                 9,041             66,377             (73,226)         162,027
                                                   -------           --------         -----------         --------
            Net realized gains (losses)              9,041             66,377           1,002,329          162,027
                                                   -------           --------         -----------         --------
      Change in unrealized gains (losses)
         on investments                             11,045             66,542          (1,967,078)          44,325
                                                   -------           --------         -----------         --------
      Net increase (decrease) in net assets
         resulting from operations                 $15,182           $123,712         $(1,065,666)        $163,473
                                                   =======           ========         ===========         ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                 DWS VIT RREEF                DWSI            DWSII
                                             REAL ESTATE SECURITIES  GLOBAL OPPORTUNITIES   BALANCED
                                                   SUBACCOUNT             SUBACCOUNT       SUBACCOUNT
                                                   (CLASS B)               (CLASS B)        (CLASS B)
                                             ----------------------  --------------------  ----------
INVESTMENT INCOME:
      Dividends                                   $    52,812              $  35,463        $115,799
                                                  -----------              ---------        --------
EXPENSES:
      Mortality and expense risk
         charges                                      111,958                 65,714          72,813
      Administrative charges                            9,186                  5,337           5,843
                                                  -----------              ---------        --------
         Total expenses                               121,144                 71,051          78,656
                                                  -----------              ---------        --------
            Net investment income (loss)              (68,332)               (35,588)         37,143
                                                  -----------              ---------        --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                     910,579                244,883              --
      Realized gains (losses) on sale of
         investments                                  201,550                155,433          65,476
                                                  -----------              ---------        --------
            Net realized gains (losses)             1,112,129                400,316          65,476
                                                  -----------              ---------        --------
      Change in unrealized gains (losses)
         on investments                            (2,174,650)              (143,574)         (6,068)
                                                  -----------              ---------        --------
      Net increase (decrease) in net assets
         resulting from operations                $(1,130,853)             $ 221,154        $ 96,551
                                                  ===========              =========        ========

                                                DWSI          DWSI             DWSI
                                                BOND     CAPITAL GROWTH  GROWTH & INCOME
                                             SUBACCOUNT    SUBACCOUNT       SUBACCOUNT
                                              (CLASS B)     (CLASS B)       (CLASS B)

                                             ----------  --------------  ---------------
INVESTMENT INCOME:
      Dividends                               $ 35,835     $  20,182       $  58,130
                                              --------     ---------       ---------
EXPENSES:
      Mortality and expense risk
         charges                                 9,821       145,214         129,624
      Administrative charges                       854        11,834           9,980
                                              --------     ---------       ---------
         Total expenses                         10,675       157,048         139,604
                                              --------     ---------       ---------
            Net investment income (loss)        25,160      (136,866)        (81,474)
                                              --------     ---------       ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                   --            --          91,145
      Realized gains (losses) on sale of
         investments                           (18,577)      227,802         130,451
                                              --------     ---------       ---------
            Net realized gains (losses)        (18,577)      227,802         221,596
                                              --------     ---------       ---------
      Change in unrealized gains (losses)
         on investments                         (7,337)      646,315        (193,561)
                                              --------     ---------       ---------
      Net increase (decrease) in net assets
         resulting from operations            $   (754)    $ 737,251       $ (53,439)
                                              ========     =========       =========

   The accompanying notes are an integral part of these financial statements.

                                                DWSI          DWSII            DWSII          DWSII
                                             HEALTH CARE  INTERNATIONAL  STRATEGIC INCOME   BLUE CHIP
                                             SUBACCOUNT     SUBACCOUNT      SUBACCOUNT     SUBACCOUNT
                                              (CLASS B)     (CLASS B)        (CLASS B)      (CLASS B)
                                             -----------  -------------  ----------------  ----------
INVESTMENT INCOME:
      Dividends                               $     --      $112,675         $291,880       $  41,090
                                              --------      --------         --------       ---------
EXPENSES:
      Mortality and expense risk
         charges                                52,635       107,724           92,930         109,305
      Administrative charges                     4,236         8,472            7,537           9,063
                                              --------      --------         --------       ---------
         Total expenses                         56,871       116,196          100,467         118,368
                                              --------      --------         --------       ---------
            Net investment income (loss)       (56,871)       (3,521)         191,413         (77,278)
                                              --------      --------         --------       ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions              170,485            --               --         678,183
      Realized gains (losses) on sale of
         investments                            62,968       176,045            7,506         109,032
                                              --------      --------         --------       ---------
            Net realized gains (losses)        233,453       176,045            7,506         787,215
                                              --------      --------         --------       ---------
      Change in unrealized gains (losses)
         on investments                        103,781       448,543          (49,877)       (592,261)
                                              --------      --------         --------       ---------
      Net increase (decrease) in net assets
           resulting from operations          $280,363      $621,067         $149,042       $ 117,676
                                              ========      ========         ========       =========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.


                                             DWSII CONSERVATIVE        DWSII               DWSII
                                                 ALLOCATION      CORE FIXED INCOME  DAVIS VENTURE VALUE
                                                 SUBACCOUNT          SUBACCOUNT          SUBACCOUNT
                                                 (CLASS B)           (CLASS B)           (CLASS B)
                                             ------------------  -----------------  -------------------
INVESTMENT INCOME:
      Dividends                                  $ 227,018           $249,050             $  32,127
                                                 ---------           --------             ---------
EXPENSES:
      Mortality and expense risk
         charges                                   207,619            117,038               186,563
      Administrative charges                        17,132              9,741                15,142
                                                 ---------           --------             ---------
         Total expenses                            224,751            126,779               201,705
                                                 ---------           --------             ---------
            Net investment income (loss)             2,267            122,271              (169,578)
                                                 ---------           --------             ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                  306,559                 --               124,347
      Realized gains (losses) on sale of
         investments                                93,163             (1,675)              258,201
                                                 ---------           --------             ---------
            Net realized gains (losses)            399,722             (1,675)              382,548
                                                 ---------           --------             ---------
      Change in unrealized gains (losses)
         on investments                           (108,886)            (7,065)              (15,321)
                                                 ---------           --------             ---------
      Net increase (decrease) in net assets
         resulting from operations               $ 293,103           $113,531             $ 197,649
                                                 =========           ========             =========

                                                                 DWSII DREMAN
                                                DWSII DREMAN     SMALL MID CAP       DWSII
                                             HIGH RETURN EQUITY      VALUE      GLOBAL THEMATIC
                                                 SUBACCOUNT       SUBACCOUNT       SUBACCOUNT
                                                 (CLASS B)         (CLASS B)       (CLASS B)
                                             ------------------  -------------  ---------------
INVESTMENT INCOME:
      Dividends                                 $   199,182       $    53,504      $  11,450
                                                -----------       -----------      ---------
EXPENSES:
      Mortality and expense risk
         charges                                    334,160           164,026         88,046
      Administrative charges                         28,301            13,584          7,251
                                                -----------       -----------      ---------
         Total expenses                             362,461           177,610         95,297
                                                -----------       -----------      ---------
            Net investment income (loss)           (163,279)         (124,106)       (83,847)
                                                -----------       -----------      ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                   157,885         1,283,824        654,590
      Realized gains (losses) on sale of
         investments                                363,967           222,419        171,518
                                                -----------       -----------      ---------
            Net realized gains (losses)             521,852         1,506,243        826,108
                                                -----------       -----------      ---------
      Change in unrealized gains (losses)
         on investments                          (1,081,781)       (1,276,884)      (595,507)
                                                -----------       -----------      ---------
      Net increase (decrease) in net assets
         resulting from operations              $  (723,208)      $   105,253      $ 146,754
                                                ===========       ===========      =========

   The accompanying notes are an integral part of these financial statements.

                                                    DWSII
                                             GOVERNMENT & AGENCY        DWSII           DWSII     DWSII INTERNATIONAL
                                                 SECURITIES       GROWTH ALLOCATION  HIGH INCOME     SELECT EQUITY
                                                 SUBACCOUNT           SUBACCOUNT      SUBACCOUNT      SUBACCOUNT
                                                  (CLASS B)           (CLASS B)       (CLASS B)        (CLASS B)
                                             -------------------  -----------------  -----------  -------------------
INVESTMENT INCOME:
      Dividends                                    $ 75,954           $  364,592      $ 408,130         $120,555
                                                   --------           ----------      ---------         --------
EXPENSES:
      Mortality and expense risk
         charges                                     32,482              341,589         98,619          107,422
      Administrative charges                          2,745               27,862          8,206            8,408
                                                   --------           ----------      ---------         --------
         Total expenses                              35,227              369,451        106,825          115,830
                                                   --------           ----------      ---------         --------
            Net investment income (loss)             40,727               (4,859)       301,305            4,725
                                                   --------           ----------      ---------         --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                        --              930,469             --          484,245
      Realized gains (losses) on sale of
         investments                                (21,291)             281,044        (43,617)         229,167
                                                   --------           ----------      ---------         --------
            Net realized gains (losses)             (21,291)           1,211,513        (43,617)         713,412
                                                   --------           ----------      ---------         --------
      Change in unrealized gains (losses)
         on investments                              36,490             (561,650)      (347,996)         (41,110)
                                                   --------           ----------      ---------         --------
      Net increase (decrease) in net assets
         resulting from operations                 $ 55,926           $  645,004      $ (90,308)        $677,027
                                                   ========           ==========      =========         ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                               DWSII JANUS         DWSII            DWSII
                                             GROWTH & INCOME  LARGE CAP VALUE  MID CAP GROWTH
                                               SUBACCOUNT        SUBACCOUNT      SUBACCOUNT
                                                (CLASS B)        (CLASS B)        (CLASS B)
                                             ---------------  ---------------  --------------
INVESTMENT INCOME:
      Dividends                                 $   4,797        $  37,985        $      --
                                                ---------        ---------        ---------
EXPENSES:
      Mortality and expense risk
         charges                                   43,298           54,768           15,358
      Administrative charges                        3,467            4,386            1,335
                                                ---------        ---------        ---------
         Total expenses                            46,765           59,154           16,693
                                                ---------        ---------        ---------
            Net investment income (loss)          (41,968)         (21,169)         (16,693)
                                                ---------        ---------        ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                      --          100,919               --
      Realized gains (losses) on sale of
         investments                               99,507           78,336           72,947
                                                ---------        ---------        ---------
            Net realized gains (losses)            99,507          179,255           72,947
                                                ---------        ---------        ---------
      Change in unrealized gains (losses)
         on investments                            35,667          137,069          (10,600)
                                                ---------        ---------        ---------
      Net increase (decrease) in net assets
         resulting from operations              $  93,206        $ 295,155        $  45,654
                                                =========        =========        =========

                                                    DWSII            DWSII            DWSII
                                             MODERATE ALLOCATION  MONEY MARKET  SMALL CAP GROWTH
                                                 SUBACCOUNT        SUBACCOUNT      SUBACCOUNT
                                                  (CLASS B)        (CLASS B)        (CLASS B)
                                             -------------------  ------------  ----------------
INVESTMENT INCOME:
      Dividends                                   $ 390,433         $ 235,473       $      --
                                                  ---------         ---------       ---------
EXPENSES:
      Mortality and expense risk
         charges                                    324,843            93,444          59,944
      Administrative charges                         26,424             8,034           4,666
                                                  ---------         ---------       ---------
         Total expenses                             351,267           101,478          64,610
                                                  ---------         ---------       ---------
            Net investment income (loss)             39,166           133,995         (64,610)
                                                  ---------         ---------       ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                   646,027                --              --
      Realized gains (losses) on sale of
         investments                                214,308                --         104,459
                                                  ---------         ---------       ---------
            Net realized gains (losses)             860,335                --         104,459
                                                  ---------         ---------       ---------
      Change in unrealized gains (losses)
         on investments                            (360,839)               --          61,972
                                                  ---------         ---------       ---------
      Net increase (decrease) in net assets
         resulting from operations                $ 538,662         $ 133,995       $ 101,821
                                                  =========         =========       =========

   The accompanying notes are an integral part of these financial statements.

                                                              DWSII                           FIDELITY VIP
                                               DWSII     TURNER MID CAP     FIDELITY VIP     DYNAMIC CAPITAL
                                             TECHNOLOGY      GROWTH          CONTRAFUND       APPRECIATION
                                             SUBACCOUNT    SUBACCOUNT        SUBACCOUNT        SUBACCOUNT
                                             (CLASS B)      (CLASS B)    (SERVICE CLASS 2)  (SERVICE CLASS 2)
                                             ----------  --------------  -----------------  -----------------
INVESTMENT INCOME:
      Dividends                               $     --      $     --        $   184,895         $   1,784
                                              --------      --------        -----------         ---------
EXPENSES:
      Mortality and expense risk
         charges                                22,601        43,926            426,787            29,735
      Administrative charges                     1,816         3,447             35,656             2,563
                                              --------      --------        -----------         ---------
         Total expenses                         24,417        47,373            462,443            32,298
                                              --------      --------        -----------         ---------
            Net investment income (loss)       (24,417)      (47,373)          (277,548)          (30,514)
                                              --------      --------        -----------         ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                   --       190,548          6,319,085           169,566
      Realized gains (losses) on sale of
         investments                            37,650        61,794            393,163           107,119
                                              --------      --------        -----------         ---------
            Net realized gains (losses)         37,650       252,342          6,712,248           276,685
                                              --------      --------        -----------         ---------
      Change in unrealized gains (losses)
         on investments                         71,963       260,457         (3,121,266)         (154,341)
                                              --------      --------        -----------         ---------
      Net increase (decrease) in net assets
         resulting from operations            $ 85,196      $465,426        $ 3,313,434         $  91,830
                                              ========      ========        ===========         =========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                                FTVIPT FRANKLIN    FTVIPT FRANKLIN
                                               FIDELITY VIP     RISING DIVIDENDS    SMALL MID-CAP
                                                  MID CAP          SECURITIES     GROWTH SECURITIES
                                                SUBACCOUNT         SUBACCOUNT         SUBACCOUNT
                                             (SERVICE CLASS 2)     (CLASS 2)          (CLASS 2)
                                             -----------------  ----------------  -----------------
INVESTMENT INCOME:
      Dividends                                 $  147,700        $   356,462         $      --
                                                ----------        -----------         ---------
EXPENSES:
      Mortality and expense risk
         charges                                   523,783            261,250           105,188
      Administrative charges                        44,794             22,373             9,099
                                                ----------        -----------         ---------
         Total expenses                            568,577            283,623           114,287
                                                ----------        -----------         ---------
            Net investment income (loss)          (420,877)            72,839          (114,287)
                                                ----------        -----------         ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                2,678,617            218,633           399,100
      Realized gains (losses) on sale of
         investments                               407,638            309,869           157,122
                                                ----------        -----------         ---------
            Net realized gains (losses)          3,086,255            528,502           556,222
                                                ----------        -----------         ---------
      Change in unrealized gains (losses)
         on investments                            973,936         (1,279,780)          (13,503)
                                                ----------        -----------         ---------
      Net increase (decrease) in net assets
         resulting from operations              $3,639,314        $  (678,439)        $ 428,432
                                                ==========        ===========         =========
                                              FTVIPT TEMPLETON                         JANUS ASPEN
                                             DEVELOPING MARKETS   FTVIPT TEMPLETON     GLOBAL LIFE
                                                 SECURITIES      FOREIGN SECURITIES      SCIENCES
                                                 SUBACCOUNT          SUBACCOUNT         SUBACCOUNT
                                                 (CLASS 2)            (CLASS 2)      (SERVICE SHARES)
                                             ------------------  ------------------  ----------------
INVESTMENT INCOME:
      Dividends                                  $  340,975          $  428,228          $    --
                                                 ----------          ----------          -------
EXPENSES:
      Mortality and expense risk
         charges                                    274,050             382,492            4,353
      Administrative charges                         23,275              32,091              360
                                                 ----------          ----------          -------
         Total expenses                             297,325             414,583            4,713
                                                 ----------          ----------          -------
            Net investment income (loss)             43,650              13,645           (4,713)
                                                 ----------          ----------          -------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                 1,171,637             976,737               --
      Realized gains (losses) on sale of
         investments                              1,097,532             818,125           14,564
                                                 ----------          ----------          -------
            Net realized gains (losses)           2,269,169           1,794,862           14,564
                                                 ----------          ----------          -------
      Change in unrealized gains (losses)
         on investments                           1,263,051             802,529           32,755
                                                 ----------          ----------          -------
      Net increase (decrease) in net assets
         resulting from operations               $3,575,870          $2,611,036          $42,606
                                                 ==========          ==========          =======

   The accompanying notes are an integral part of these financial statements.

                                                JANUS ASPEN        JANUS ASPEN          LMPVET             LMPVET
                                             GLOBAL TECHNOLOGY  WORLDWIDE GROWTH  AGGRESSIVE GROWTH  AGGRESSIVE GROWTH
                                                 SUBACCOUNT        SUBACCOUNT         SUBACCOUNT         SUBACCOUNT
                                              (SERVICE SHARES)  (SERVICE SHARES)    (CLASS I) (b)      (CLASS II) (b)
                                             -----------------  ----------------  -----------------  -----------------
INVESTMENT INCOME:
      Dividends                                   $  9,073           $ 1,506          $      --          $      --
                                                  --------           -------          ---------          ---------
EXPENSES:
      Mortality and expense risk
         charges                                    25,208             4,717             96,064             86,905
      Administrative charges                         2,087               394              7,961              7,277
                                                  --------           -------          ---------          ---------
         Total expenses                             27,295             5,111            104,025             94,182
                                                  --------           -------          ---------          ---------
            Net investment income (loss)           (18,222)           (3,605)          (104,025)           (94,182)
                                                  --------           -------          ---------          ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                       --                --             41,475             39,796
      Realized gains (losses) on sale of
         investments                                19,478             9,782            (13,865)           (10,293)
                                                  --------           -------          ---------          ---------
            Net realized gains (losses)             19,478             9,782             27,610             29,503
                                                  --------           -------          ---------          ---------
      Change in unrealized gains (losses)
         on investments                            230,422            10,593           (293,058)          (287,503)
                                                  --------           -------          ---------          ---------
      Net increase (decrease) in net assets
         resulting from operations                $231,678           $16,770          $(369,473)         $(352,182)
                                                  ========           =======          =========          =========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                 LMPVET        LMPVET           LMPVET
                                              APPRECIATION  EQUITY INDEX  FUNDAMENTAL VALUE
                                               SUBACCOUNT    SUBACCOUNT       SUBACCOUNT
                                             (CLASS I) (b)   (CLASS II)     (CLASS I) (b)
                                             -------------  ------------  -----------------
INVESTMENT INCOME:
      Dividends                                 $ 17,535      $ 211,924       $  57,471
                                                --------      ---------       ---------
EXPENSES:
      Mortality and expense risk
         charges                                  20,647        240,413          57,079
      Administrative charges                       1,757         20,294           4,857
                                                --------      ---------       ---------
         Total expenses                           22,404        260,707          61,936
                                                --------      ---------       ---------
            Net investment income (loss)          (4,869)       (48,783)         (4,465)
                                                --------      ---------       ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                135,727        612,599         224,186
      Realized gains (losses) on sale of
         investments                               3,552        281,850          (3,203)
                                                --------      ---------       ---------
            Net realized gains (losses)          139,279        894,449         220,983
                                                --------      ---------       ---------
      Change in unrealized gains (losses)
         on investments                          (89,742)      (450,289)       (471,368)
                                                --------      ---------       ---------
      Net increase (decrease) in net assets
         resulting from operations              $ 44,668      $ 395,377       $(254,850)
                                                ========      =========       =========

                                               LMPVET         LMPVET            LMPVET
                                              INVESTORS  LARGE CAP GROWTH  SMALL CAP GROWTH
                                             SUBACCOUNT     SUBACCOUNT        SUBACCOUNT
                                              (CLASS I)    (CLASS I) (b)       (CLASS I)
                                             ----------  ----------------  ----------------
INVESTMENT INCOME:
      Dividends                               $ 39,313       $  1,036          $     --
                                              --------       --------          --------
EXPENSES:
      Mortality and expense risk
         charges                                57,237         31,224            90,607
      Administrative charges                     4,766          2,579             7,534
                                              --------       --------          --------
         Total expenses                         62,003         33,803            98,141
                                              --------       --------          --------
            Net investment income (loss)       (22,690)       (32,767)          (98,141)
                                              --------       --------          --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions               83,520             --           342,461
      Realized gains (losses) on sale of
         investments                            43,129          2,557            99,374
                                              --------       --------          --------
            Net realized gains (losses)        126,649          2,557           441,835
                                              --------       --------          --------
      Change in unrealized gains (losses)
         on investments                        (40,968)        11,416            42,975
                                              --------       --------          --------
      Net increase (decrease) in net assets
         resulting from operations            $ 62,991       $(18,794)         $386,669
                                              ========       ========          ========

   The accompanying notes are an integral part of these financial statements.

                                                                  LMPVPI          LMPVPI           LMPVPII
                                                  LMPVET          ALL CAP        ALL CAP      GROWTH AND INCOME
                                             SOCIAL AWARENESS   SUBACCOUNT      SUBACCOUNT       SUBACCOUNT
                                                SUBACCOUNT     (CLASS I) (a)  (CLASS II) (a)    (CLASS I) (a)
                                             ----------------  -------------  --------------  -----------------
INVESTMENT INCOME:
      Dividends                                  $ 13,570        $  13,293       $     91         $     980
                                                 --------        ---------       --------         ---------
EXPENSES:
      Mortality and expense risk
         charges                                   16,636           25,605          1,238             9,370
      Administrative charges                        1,455            2,172            111               793
                                                 --------        ---------       --------         ---------
         Total expenses                            18,091           27,777          1,349            10,163
                                                 --------        ---------       --------         ---------
            Net investment income (loss)           (4,521)         (14,484)        (1,258)           (9,183)
                                                 --------        ---------       --------         ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                 157,381          230,450         12,520            70,393
      Realized gains (losses) on sale of
         investments                                4,474          760,038         11,533           278,292
                                                 --------        ---------       --------         ---------
            Net realized gains (losses)           161,855          990,488         24,053           348,685
                                                 --------        ---------       --------         ---------
      Change in unrealized gains (losses)
         on investments                           (74,669)        (760,158)       (11,222)         (267,009)
                                                 --------        ---------       --------         ---------
      Net increase (decrease) in net assets
         resulting from operations               $ 82,665        $ 215,846       $ 11,573         $  72,493
                                                 ========        =========       ========         =========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                  LMPVPI             LMPVPII           LMPVPII
                                             LARGE CAP GROWTH  AGGRESSIVE GROWTH  AGGRESSIVE GROWTH
                                                SUBACCOUNT         SUBACCOUNT         SUBACCOUNT
                                              (CLASS I) (a)      (CLASS I) (a)      (CLASS II) (a)
                                             ----------------  -----------------  -----------------
INVESTMENT INCOME:
      Dividends                                  $      --        $        --        $        --
                                                 ---------        -----------        -----------
EXPENSES:
      Mortality and expense risk
         charges                                    15,165             48,946             39,785
      Administrative charges                         1,246              4,051              3,346
                                                 ---------        -----------        -----------
         Total expenses                             16,411             52,997             43,131
                                                 ---------        -----------        -----------
            Net investment income (loss)           (16,411)           (52,997)           (43,131)
                                                 ---------        -----------        -----------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                       --             21,243             17,943
      Realized gains (losses) on sale of
         investments                               393,380          1,905,882          1,410,393
                                                 ---------        -----------        -----------
            Net realized gains (losses)            393,380          1,927,125          1,428,336
                                                 ---------        -----------        -----------
      Change in unrealized gains (losses)
         on investments                           (271,145)        (1,587,920)        (1,154,276)
                                                 ---------        -----------        -----------
      Net increase (decrease) in net assets
         resulting from operations               $ 105,824        $   286,208        $   230,929
                                                 =========        ===========        ===========

                                                   LMPVET           LMPVIT        LMPVPI
                                             CAPITAL AND INCOME   ADJUSTABLE   TOTAL RETURN
                                                 SUBACCOUNT      RATE INCOME    SUBACCOUNT
                                               (CLASS II) (b)     SUBACCOUNT  (CLASS II) (a)
                                             ------------------  -----------  --------------
INVESTMENT INCOME:
      Dividends                                  $  57,286         $117,161     $  25,178
                                                 ---------         --------     ---------
EXPENSES:
      Mortality and expense risk
         charges                                    54,464           48,832        24,170
      Administrative charges                         4,760            4,041         2,121
                                                 ---------         --------     ---------
         Total expenses                             59,224           52,873        26,291
                                                 ---------         --------     ---------
            Net investment income (loss)            (1,938)          64,288        (1,113)
                                                 ---------         --------     ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                  762,235               --        28,496
      Realized gains (losses) on sale of
         investments                                 3,366           (1,954)      394,209
                                                 ---------         --------     ---------
            Net realized gains (losses)            765,601           (1,954)      422,705
                                                 ---------         --------     ---------
      Change in unrealized gains (losses)
         on investments                           (770,491)         (72,946)     (299,259)
                                                 ---------         --------     ---------
      Net increase (decrease) in net assets
         resulting from operations               $  (6,828)        $(10,612)    $ 122,333
                                                 =========         ========     =========

   The accompanying notes are an integral part of these financial statements.

                                                                                   MIST
                                                LORD ABBETT      LORD ABBETT    BATTERYMARCH   MIST BLACKROCK
                                             GROWTH AND INCOME  MID-CAP VALUE  MID-CAP STOCK     HIGH YIELD
                                                SUBACCOUNT        SUBACCOUNT     SUBACCOUNT      SUBACCOUNT
                                               (CLASS VC)(a)    (CLASS VC)(a)    (CLASS A)       (CLASS A)
                                             -----------------  -------------  -------------  ---------------
INVESTMENT INCOME:
      Dividends                                 $        --       $       --     $  17,393       $ 545,775
                                                -----------       ----------     ---------       ---------
EXPENSES:
      Mortality and expense risk
         charges                                     89,218           77,616        96,681         167,735
      Administrative charges                          7,214            6,436         8,350          15,128
                                                -----------       ----------     ---------       ---------
         Total expenses                              96,432           84,052       105,031         182,863
                                                -----------       ----------     ---------       ---------
            Net investment income (loss)            (96,432)         (84,052)      (87,638)        362,912
                                                -----------       ----------     ---------       ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                        --               --       693,497              --
      Realized gains (losses) on sale of
         investments                              2,133,663        2,182,490       (20,610)         (4,093)
                                                -----------       ----------     ---------       ---------
            Net realized gains (losses)           2,133,663        2,182,490       672,887          (4,093)
                                                -----------       ----------     ---------       ---------
      Change in unrealized gains (losses)
         on investments                          (1,472,754)        (801,611)     (362,707)       (523,685)
                                                -----------       ----------     ---------       ---------
      Net increase (decrease) in net assets
         resulting from operations              $   564,477       $1,296,827     $ 222,542       $(164,866)
                                                ===========       ==========     =========       =========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                             MIST BLACKROCK  MIST BLACKROCK    MIST DREMAN
                                             LARGE-CAP CORE  LARGE-CAP CORE  SMALL-CAP VALUE
                                               SUBACCOUNT      SUBACCOUNT      SUBACCOUNT
                                              (CLASS E)(b)    (CLASS A)(a)      (CLASS A)
                                             --------------  --------------  ---------------
INVESTMENT INCOME:
      Dividends                                 $     --        $  34,038        $     --
                                                --------        ---------        --------
EXPENSES:
      Mortality and expense risk
         charges                                  58,198           29,208           9,161
      Administrative charges                       4,695            2,362             783
                                                --------        ---------        --------
         Total expenses                           62,893           31,570           9,944
                                                --------        ---------        --------
            Net investment income (loss)         (62,893)           2,468          (9,944)
                                                --------        ---------        --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                     --          296,540           2,763
      Realized gains (losses) on sale of
         investments                              15,733          252,749          12,236
                                                --------        ---------        --------
            Net realized gains (losses)           15,733          549,289          14,999
                                                --------        ---------        --------
      Change in unrealized gains (losses)
         on investments                           38,779         (323,399)        (23,082)
                                                --------        ---------        --------
      Net increase (decrease) in net assets
         resulting from operations              $ (8,381)       $ 228,358        $(18,027)
                                                ========        =========        ========

                                                  MIST
                                             HARRIS OAKMARK      MIST            MIST
                                              INTERNATIONAL  JANUS FORTY   LAZARD MID-CAP
                                               SUBACCOUNT     SUBACCOUNT     SUBACCOUNT
                                               (CLASS A)       (CLASS A)    (CLASS B)(b)
                                             --------------  ------------  --------------
INVESTMENT INCOME:
      Dividends                                 $  71,730     $   15,083       $    --
                                                ---------     ----------       --------
EXPENSES:
      Mortality and expense risk
         charges                                  136,748        159,348          5,637
      Administrative charges                       11,361         13,486            482
                                                ---------     ----------       --------
         Total expenses                           148,109        172,834          6,119
                                                ---------     ----------       --------
            Net investment income (loss)          (76,379)      (157,751)        (6,119)
                                                ---------     ----------       --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                 615,472      1,450,374             --
      Realized gains (losses) on sale of
         investments                               79,383         24,950         (1,201)
                                                ---------     ----------       --------
            Net realized gains (losses)           694,855      1,475,324         (1,201)
                                                ---------     ----------       --------
      Change in unrealized gains (losses)
         on investments                          (855,323)       957,135        (54,598)
                                                ---------     ----------       --------
      Net increase (decrease) in net assets
         resulting from operations              $(236,847)    $2,274,708       $(61,918)
                                                =========     ==========       ========

   The accompanying notes are an integral part of these financial statements.

                                                    MIST
                                             LEGG MASON PARTNERS  MIST LORD ABBETT   MIST LORD ABBETT  MIST LORD ABBETT
                                                MANAGED ASSETS     BOND DEBENTURE   GROWTH AND INCOME    MID-CAP VALUE
                                                 SUBACCOUNT          SUBACCOUNT         SUBACCOUNT        SUBACCOUNT
                                                  (CLASS A)           (CLASS A)         (CLASS B)          (CLASS B)
                                             -------------------  ----------------  -----------------  ----------------
INVESTMENT INCOME:
      Dividends                                   $ 104,641           $231,242          $ 135,508         $     2,472
                                                  ---------           --------          ---------         -----------
EXPENSES:
      Mortality and expense risk
         charges                                     79,461             75,371            404,296             168,017
      Administrative charges                          6,587              6,212             38,255              13,957
                                                  ---------           --------          ---------         -----------
         Total expenses                              86,048             81,583            442,551             181,974
                                                  ---------           --------          ---------         -----------
            Net investment income (loss)             18,593            149,659           (307,043)           (179,502)
                                                  ---------           --------          ---------         -----------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                   367,837              5,333            696,294              52,109
      Realized gains (losses) on sale of
         investments                                  9,421             49,072            142,939             (85,461)
                                                  ---------           --------          ---------         -----------
            Net realized gains (losses)             377,258             54,405            839,233             (33,352)
                                                  ---------           --------          ---------         -----------
      Change in unrealized gains (losses)
         on investments                            (213,538)            (8,594)          (502,781)         (1,251,102)
                                                  ---------           --------          ---------         -----------
      Net increase (decrease) in net assets
         resulting from operations                $ 182,313           $195,470          $  29,409         $(1,463,956)
                                                  =========           ========          =========         ===========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                 MIST MET/AIM          MIST MET/AIM        MIST MET/AIM
                                             CAPITAL APPRECIATION  CAPITAL APPRECIATION  SMALL CAP GROWTH
                                                  SUBACCOUNT            SUBACCOUNT          SUBACCOUNT
                                                  (CLASS A)           (CLASS E) (b)          (CLASS A)
                                             --------------------  --------------------  ----------------
INVESTMENT INCOME:
      Dividends                                    $  2,566              $     --             $    --
                                                   --------              --------             -------
EXPENSES:
      Mortality and expense risk
         charges                                     51,509                78,651               5,904
      Administrative charges                          4,336                 6,764                 495
                                                   --------              --------             -------
         Total expenses                              55,845                85,415               6,399
                                                   --------              --------             -------
            Net investment income (loss)            (53,279)              (85,415)             (6,399)
                                                   --------              --------             -------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                     7,044                    --               2,839
      Realized gains (losses) on sale of
         investments                                (11,136)               10,334               6,043
                                                   --------              --------             -------
            Net realized gains (losses)              (4,092)               10,334               8,882
                                                   --------              --------             -------
      Change in unrealized gains (losses)
         on investments                             324,540               254,599               6,763
                                                   --------              --------             -------
      Net increase (decrease) in net assets
         resulting from operations                 $267,169              $179,518             $ 9,246
                                                   ========              ========             =======

                                                  MIST            MIST
                                              MFS EMERGING    MFS RESEARCH     MIST
                                             MARKETS EQUITY  INTERNATIONAL   MFS VALUE
                                               SUBACCOUNT      SUBACCOUNT   SUBACCOUNT
                                              (CLASS A) (b)  (CLASS B) (b)   (CLASS A)
                                             --------------  -------------  ----------
INVESTMENT INCOME:
      Dividends                                $       --       $     --    $      56
                                               ----------       --------    ---------
EXPENSES:
      Mortality and expense risk
         charges                                   65,182         13,522      160,783
      Administrative charges                        5,509          1,202       13,424
                                               ----------       --------    ---------
         Total expenses                            70,691         14,724      174,207
                                               ----------       --------    ---------
            Net investment income (loss)          (70,691)       (14,724)    (174,151)
                                               ----------       --------    ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                      --             --      167,300
      Realized gains (losses) on sale of
         investments                              108,210          2,006      105,009
                                               ----------       --------    ---------
            Net realized gains (losses)           108,210          2,006      272,309
                                               ----------       --------    ---------
      Change in unrealized gains (losses)
         on investments                         1,139,133         65,605      358,674
                                               ----------       --------    ---------
      Net increase (decrease) in net assets
         resulting from operations             $1,176,652       $ 52,887    $ 456,832
                                               ==========       ========    =========

   The accompanying notes are an integral part of these financial statements.

                                                   MIST                MIST               MIST
                                             NEUBERGER BERMAN      OPPENHEIMER       PIMCO INFLATION      MIST
                                               REAL ESTATE     CAPITAL APPRECIATION  PROTECTED BOND   PIONEER FUND
                                                SUBACCOUNT          SUBACCOUNT         SUBACCOUNT      SUBACCOUNT
                                                (CLASS A)           (CLASS B)         (CLASS A) (b)     (CLASS A)
                                             ----------------  --------------------  ---------------  ------------
INVESTMENT INCOME:
      Dividends                                $   173,503           $      --          $      --       $ 12,448
                                               -----------           ---------          ---------       --------
EXPENSES:
      Mortality and expense risk
         charges                                   278,512             107,485            138,961         24,161
      Administrative charges                        23,947               9,276             11,733          2,073
                                               -----------           ---------          ---------       --------
         Total expenses                            302,459             116,761            150,694         26,234
                                               -----------           ---------          ---------       --------
            Net investment income (loss)          (128,956)           (116,761)          (150,694)       (13,786)
                                               -----------           ---------          ---------       --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                1,390,332             371,361                 --             --
      Realized gains (losses) on sale of
         investments                               296,919              61,135             24,102         59,189
                                               -----------           ---------          ---------       --------
            Net realized gains (losses)          1,687,251             432,496             24,102         59,189
                                               -----------           ---------          ---------       --------
      Change in unrealized gains (losses)
         on investments                         (4,223,659)            335,584            810,364          1,961
                                               -----------           ---------          ---------       --------
      Net increase (decrease) in net assets
         resulting from operations             $(2,665,364)          $ 651,319          $ 683,772       $ 47,364
                                               ===========           =========          =========       ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                                   MIST              MIST
                                              MIST PIONEER  PIONEER STRATEGIC    THIRD AVENUE
                                             MID-CAP VALUE        INCOME       SMALL CAP VALUE
                                               SUBACCOUNT       SUBACCOUNT        SUBACCOUNT
                                             (CLASS A) (a)      (CLASS A)         (CLASS B)
                                             -------------  -----------------  ---------------
INVESTMENT INCOME:
      Dividends                                 $  1,939        $  64,143        $   119,533
                                                --------        ---------        -----------
EXPENSES:
      Mortality and expense risk
         charges                                   2,626          165,907            384,609
      Administrative charges                         225           13,960             32,531
                                                --------        ---------        -----------
         Total expenses                            2,851          179,867            417,140
                                                --------        ---------        -----------
            Net investment income (loss)            (912)        (115,724)          (297,607)
                                                --------        ---------        -----------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                 69,071               --            785,123
      Realized gains (losses) on sale of
         investments                               1,319           23,086           (112,979)
                                                --------        ---------        -----------
            Net realized gains (losses)           70,390           23,086            672,144
                                                --------        ---------        -----------
      Change in unrealized gains (losses)
         on investments                          (22,913)         511,935         (2,462,404)
                                                --------        ---------        -----------
      Net increase (decrease) in net assets
         resulting from operations              $ 46,565        $ 419,297        $(2,087,867)
                                                ========        =========        ===========

                                               MSF BLACKROCK    MSF BLACKROCK  MSF BLACKROCK
                                             AGGRESSIVE GROWTH   BOND INCOME   MONEY MARKET
                                                 SUBACCOUNT       SUBACCOUNT    SUBACCOUNT
                                                 (CLASS D)        (CLASS A)      (CLASS A)
                                             -----------------  -------------  -------------
INVESTMENT INCOME:
      Dividends                                  $      --         $266,005      $1,398,760
                                                 ---------         --------      ----------
EXPENSES:
      Mortality and expense risk
         charges                                    92,150          146,498         521,249
      Administrative charges                         7,966           12,407          42,462
                                                 ---------         --------      ----------
         Total expenses                            100,116          158,905         563,711
                                                 ---------         --------      ----------
            Net investment income (loss)          (100,116)         107,100         835,049
                                                 ---------         --------      ----------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                       --               --              --
      Realized gains (losses) on sale of
         investments                                49,747           40,283              --
                                                 ---------         --------      ----------
            Net realized gains (losses)             49,747           40,283              --
                                                 ---------         --------      ----------
      Change in unrealized gains (losses)
         on investments                            926,137          205,044              --
                                                 ---------         --------      ----------
      Net increase (decrease) in net assets
         resulting from operations               $ 875,768         $352,427      $  835,049
                                                 =========         ========      ==========

   The accompanying notes are an integral part of these financial statements.

                                                                                                    MSF METLIFE
                                                 MSF             MSF              MSF METLIFE       CONSERVATIVE
                                             FI LARGE CAP  FI VALUE LEADERS  AGGRESSIVE ALLOCATION   ALLOCATION
                                              SUBACCOUNT      SUBACCOUNT          SUBACCOUNT         SUBACCOUNT
                                              (CLASS A)       (CLASS D)            (CLASS B)         (CLASS B)
                                             ------------  ----------------  ---------------------  ------------
INVESTMENT INCOME:
      Dividends                               $   7,850       $   94,886           $  1,086           $     --
                                              ---------       ----------           --------           --------
EXPENSES:
      Mortality and expense risk
         charges                                 86,945          206,873             39,062             45,152
      Administrative charges                      7,165           17,142              2,973              3,504
                                              ---------       ----------           --------           --------
         Total expenses                          94,110          224,015             42,035             48,656
                                              ---------       ----------           --------           --------
            Net investment income (loss)        (86,260)        (129,129)           (40,949)           (48,656)
                                              ---------       ----------           --------           --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions               325,613        1,027,273              3,122              1,320
      Realized gains (losses) on sale of
         investments                              7,258           20,878             20,953             59,407
                                              ---------       ----------           --------           --------
            Net realized gains (losses)         332,871        1,048,151             24,075             60,727
                                              ---------       ----------           --------           --------
      Change in unrealized gains (losses)
         on investments                        (148,568)        (661,337)            13,243             65,380
                                              ---------       ----------           --------           --------
      Net increase (decrease) in net assets
         resulting from operations            $  98,043       $  257,685           $ (3,631)          $ 77,451
                                              =========       ==========           ========           ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                 MSF METLIFE                                MSF METLIFE
                                               CONSERVATIVE TO        MSF METLIFE           MODERATE TO
                                             MODERATE ALLOCATION  MODERATE ALLOCATION  AGGRESSIVE ALLOCATION
                                                  SUBACCOUNT          SUBACCOUNT             SUBACCOUNT
                                                  (CLASS B)            (CLASS B)              (CLASS B)
                                             -------------------  -------------------  ---------------------
INVESTMENT INCOME:
      Dividends                                   $     --             $   1,046             $   2,539
                                                  --------             ---------             ---------
EXPENSES:
      Mortality and expense risk
         charges                                    56,051               236,125               136,643
      Administrative charges                         4,659                18,827                10,996
                                                  --------             ---------             ---------
         Total expenses                             60,710               254,952               147,639
                                                  --------             ---------             ---------
            Net investment income (loss)           (60,710)             (253,906)             (145,100)
                                                  --------             ---------             ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                    6,783                18,833                10,158
      Realized gains (losses) on sale of
         investments                                52,356               125,272               298,820
                                                  --------             ---------             ---------
            Net realized gains (losses)             59,139               144,105               308,978
                                                  --------             ---------             ---------
      Change in unrealized gains (losses)
         on investments                             47,336               349,440                30,367
                                                  --------             ---------             ---------
      Net increase (decrease) in net assets
         resulting from operations                $ 45,765             $ 239,639             $ 194,245
                                                  ========             =========             =========

                                                                              MSF
                                               MSF MFS        MSF MFS     OPPENHEIMER
                                             TOTAL RETURN  TOTAL RETURN  GLOBAL EQUITY
                                              SUBACCOUNT    SUBACCOUNT    SUBACCOUNT
                                              (CLASS B)     (CLASS F)      (CLASS B)
                                             ------------  ------------  -------------
INVESTMENT INCOME:
      Dividends                               $  84,935     $  673,358    $  317,860
                                              ---------     ----------    ----------
EXPENSES:
      Mortality and expense risk
         charges                                 86,694        613,982       622,265
      Administrative charges                      7,040         51,644        53,400
                                              ---------     ----------    ----------
         Total expenses                          93,734        665,626       675,665
                                              ---------     ----------    ----------
            Net investment income (loss)         (8,799)         7,732      (357,805)
                                              ---------     ----------    ----------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions               145,763      1,136,117       527,032
      Realized gains (losses) on sale of
         investments                             35,524        274,520       599,413
                                              ---------     ----------    ----------
            Net realized gains (losses)         181,287      1,410,637     1,126,445
                                              ---------     ----------    ----------
      Change in unrealized gains (losses)
         on investments                        (106,545)      (670,943)      822,708
                                              ---------     ----------    ----------
      Net increase (decrease) in net assets
         resulting from operations            $  65,943     $  747,426    $1,591,348
                                              =========     ==========    ==========

   The accompanying notes are an integral part of these financial statements.

                                                    MSF        MSF WESTERN ASSET  MSF WESTERN ASSET
                                               T. ROWE PRICE    MANAGEMENT HIGH    MANAGEMENT U.S.            PIMCO VIT
                                             LARGE CAP GROWTH      YIELD BOND         GOVERNMENT             REAL RETURN
                                                SUBACCOUNT         SUBACCOUNT         SUBACCOUNT             SUBACCOUNT
                                                 (CLASS B)       (CLASS A) (a)        (CLASS A)      (ADMINISTRATIVE CLASS) (a)
                                             ----------------  -----------------  -----------------  --------------------------
INVESTMENT INCOME:
      Dividends                                  $  4,920          $ 755,882           $166,660              $ 174,451
                                                 --------          ---------           --------              ---------
EXPENSES:
      Mortality and expense risk
         charges                                   45,591             40,197             94,528                 65,458
      Administrative charges                        3,941              3,577              9,026                  5,547
                                                 --------          ---------           --------              ---------
         Total expenses                            49,532             43,774            103,554                 71,005
                                                 --------          ---------           --------              ---------
            Net investment income (loss)          (44,612)           712,108             63,106                103,446
                                                 --------          ---------           --------              ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                  22,694             64,810                 --                     --
      Realized gains (losses) on sale of
         investments                               27,649             (5,953)            50,596               (699,546)
                                                 --------          ---------           --------              ---------
            Net realized gains (losses)            50,343             58,857             50,596               (699,546)
                                                 --------          ---------           --------              ---------
      Change in unrealized gains (losses)
         on investments                           164,458           (497,478)            43,861                811,182
                                                 --------          ---------           --------              ---------
      Net increase (decrease) in net assets
         resulting from operations               $170,189          $ 273,487           $157,563              $ 215,082
                                                 ========          =========           ========              =========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                    PIMCO VIT              PIONEER           PIONEER
                                                  TOTAL RETURN       AMERICA INCOME VCT     BOND VCT
                                                   SUBACCOUNT            SUBACCOUNT        SUBACCOUNT
                                             (ADMINISTRATIVE CLASS)    (CLASS II) (c)    (CLASS II) (d)
                                             ----------------------  ------------------  --------------
INVESTMENT INCOME:
      Dividends                                    $1,257,131             $368,403          $ 62,589
                                                   ----------             --------          --------
EXPENSES:
      Mortality and expense risk
         charges                                      468,166              139,286            24,197
      Administrative charges                           39,275               12,017             2,059
                                                   ----------             --------          --------
         Total expenses                               507,441              151,303            26,256
                                                   ----------             --------          --------
            Net investment income (loss)              749,690              217,100            36,333
                                                   ----------             --------          --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                          --                   --                --
      Realized gains (losses) on sale of
         investments                                  (84,476)             (93,308)              656
                                                   ----------             --------          --------
            Net realized gains (losses)               (84,476)             (93,308)              656
                                                   ----------             --------          --------
      Change in unrealized gains (losses)
         on investments                             1,029,439              208,007            68,283
                                                   ----------             --------          --------
      Net increase (decrease) in net assets
         resulting from operations                 $1,694,653             $331,799          $105,272
                                                   ==========             ========          ========

                                                  PIONEER             PIONEER             PIONEER
                                             CULLEN VALUE VCT  EMERGING MARKETS VCT  EQUITY INCOME VCT
                                                SUBACCOUNT          SUBACCOUNT           SUBACCOUNT
                                                (CLASS II)          (CLASS II)           (CLASS II)
                                             ----------------  --------------------  -----------------
INVESTMENT INCOME:
      Dividends                                  $ 58,406           $   46,012           $ 303,198
                                                 --------           ----------           ---------
EXPENSES:
      Mortality and expense risk
         charges                                  122,310              238,994             217,290
      Administrative charges                       10,875               20,417              19,814
                                                 --------           ----------           ---------
         Total expenses                           133,185              259,411             237,104
                                                 --------           ----------           ---------
            Net investment income (loss)          (74,779)            (213,399)             66,094
                                                 --------           ----------           ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                      --            1,370,335             413,833
      Realized gains (losses) on sale of
         investments                               61,965              609,502             265,655
                                                 --------           ----------           ---------
            Net realized gains (losses)            61,965            1,979,837             679,488
                                                 --------           ----------           ---------
      Change in unrealized gains (losses)
         on investments                           291,114            2,768,304            (959,180)
                                                 --------           ----------           ---------
      Net increase (decrease) in net assets
         resulting from operations               $278,300           $4,534,742           $(213,598)
                                                 ========           ==========           =========

   The accompanying notes are an integral part of these financial statements.

                                             PIONEER EQUITY     PIONEER   PIONEER GLOBAL      PIONEER
                                             OPPORTUNITY VCT   FUND VCT   HIGH YIELD VCT  HIGH YIELD VCT
                                               SUBACCOUNT     SUBACCOUNT    SUBACCOUNT      SUBACCOUNT
                                             (CLASS II) (c)   (CLASS II)    (CLASS II)      (CLASS II)
                                             ---------------  ----------  --------------  --------------
INVESTMENT INCOME:
      Dividends                                  $  1,204      $121,356     $ 386,732        $726,895
                                                 --------      --------     ---------        --------
EXPENSES:
      Mortality and expense risk
         charges                                   10,166       203,537        89,961         245,987
      Administrative charges                          858        17,093         7,170          21,477
                                                 --------      --------     ---------        --------
         Total expenses                            11,024       220,630        97,131         267,464
                                                 --------      --------     ---------        --------
            Net investment income (loss)           (9,820)      (99,274)      289,601         459,431
                                                 --------      --------     ---------        --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                  84,195            --        72,706          13,146
      Realized gains (losses) on sale of
         investments                                9,400       239,790        (3,262)        121,720
                                                 --------      --------     ---------        --------
            Net realized gains (losses)            93,595       239,790        69,444         134,866
                                                 --------      --------     ---------        --------
      Change in unrealized gains (losses)
         on investments                           (18,944)      121,440      (395,188)        (54,625)
                                                 --------      --------     ---------        --------
      Net increase (decrease) in net assets
         resulting from operations               $ 64,831      $261,956     $ (36,143)       $539,672
                                                 ========      ========     =========        ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                             PIONEER IBBOTSON  PIONEER IBBOTSON  PIONEER IBBOTSON
                                                AGGRESSIVE          GROWTH           MODERATE
                                              ALLOCATION VCT    ALLOCATION VCT    ALLOCATION VCT
                                                SUBACCOUNT        SUBACCOUNT        SUBACCOUNT
                                                (CLASS II)        (CLASS II)        (CLASS II)
                                             ----------------  ----------------  ----------------
INVESTMENT INCOME:
      Dividends                                  $ 66,113         $   939,850       $  491,128
                                                 --------         -----------       ----------
EXPENSES:
      Mortality and expense risk
         charges                                   90,830           1,921,363          963,328
      Administrative charges                        7,897             139,506           72,828
                                                 --------         -----------       ----------
         Total expenses                            98,727           2,060,869        1,036,156
                                                 --------         -----------       ----------
            Net investment income (loss)          (32,614)         (1,121,019)        (545,028)
                                                 --------         -----------       ----------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                 161,831           1,714,800          600,089
      Realized gains (losses) on sale of
         investments                               24,928             268,591          307,405
                                                 --------         -----------       ----------
            Net realized gains (losses)           186,759           1,983,391          907,494
                                                 --------         -----------       ----------
      Change in unrealized gains (losses)
         on investments                           (20,808)          1,225,391          938,264
                                                 --------         -----------       ----------
      Net increase (decrease) in net assets
         resulting from operations               $133,337         $ 2,087,763       $1,300,730
                                                 ========         ===========       ==========

                                                                  PIONEER
                                                 PIONEER       INTERNATIONAL  PIONEER MID CAP
                                             INDEPENDENCE VCT    VALUE VCT       VALUE VCT
                                                SUBACCOUNT       SUBACCOUNT      SUBACCOUNT
                                                (CLASS II)       (CLASS II)      (CLASS II)
                                             ----------------  -------------  ---------------
INVESTMENT INCOME:
      Dividends                                  $     --         $ 15,589      $   68,569
                                                 --------         --------      ----------
EXPENSES:
      Mortality and expense risk
         charges                                   38,898           88,008         199,462
      Administrative charges                        3,284            7,572          17,650
                                                 --------         --------      ----------
         Total expenses                            42,182           95,580         217,112
                                                 --------         --------      ----------
            Net investment income (loss)          (42,182)         (79,991)       (148,543)
                                                 --------         --------      ----------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                      --           53,857       1,225,256
      Realized gains (losses) on sale of
         investments                               48,691          219,660        (155,109)
                                                 --------         --------      ----------
            Net realized gains (losses)            48,691          273,517       1,070,147
                                                 --------         --------      ----------
      Change in unrealized gains (losses)
         on investments                           109,418          293,415        (602,644)
                                                 --------         --------      ----------
      Net increase (decrease) in net assets
         resulting from operations               $115,927         $486,941      $  318,960
                                                 ========         ========      ==========

   The accompanying notes are an integral part of these financial statements.

                                               PIONEER
                                              OAK RIDGE    PIONEER         PIONEER
                                              LARGE CAP  REAL ESTATE  SMALL AND MID CAP  PIONEER SMALL
                                             GROWTH VCT   SHARES VCT      GROWTH VCT     CAP VALUE VCT
                                             SUBACCOUNT   SUBACCOUNT      SUBACCOUNT       SUBACCOUNT
                                             (CLASS II)   (CLASS II)    (CLASS II) (c)     (CLASS II)
                                             ----------  -----------  -----------------  -------------
INVESTMENT INCOME:
      Dividends                               $  11,860  $   265,134      $      --       $    40,137
                                              ---------  -----------      ---------       -----------
EXPENSES:
      Mortality and expense risk
         charges                                108,393      178,709         36,597           135,595
      Administrative charges                      9,153       15,770          3,196            11,895
                                              ---------  -----------      ---------       -----------
         Total expenses                         117,546      194,479         39,793           147,490
                                              ---------  -----------      ---------       -----------
            Net investment income (loss)       (105,686)      70,655        (39,793)         (107,353)
                                              ---------  -----------      ---------       -----------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                24,157    1,000,336        599,465         1,864,038
      Realized gains (losses) on sale of
         investments                            154,962      259,981         46,841           (93,194)
                                              ---------  -----------      ---------       -----------
            Net realized gains (losses)         179,119    1,260,317        646,306         1,770,844
                                              ---------  -----------      ---------       -----------
      Change in unrealized gains (losses)
         on investments                         273,910   (3,590,805)      (250,221)       (2,363,206)
                                              ---------  -----------      ---------       -----------
      Net increase (decrease) in net assets
         resulting from operations            $ 347,343  $(2,259,833)     $ 356,292       $  (699,715)
                                              =========  ===========      =========       ===========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                             PIONEER STRATEGIC                          PUTNAM VT
                                                INCOME VCT      PIONEER VALUE VCT  INTERNATIONAL EQUITY
                                                SUBACCOUNT          SUBACCOUNT          SUBACCOUNT
                                                (CLASS II)        (CLASS II) (c)      (CLASS IB) (a)
                                             -----------------  -----------------  --------------------
INVESTMENT INCOME:
      Dividends                                  $1,091,148         $ 170,948            $  20,304
                                                 ----------         ---------            ---------
EXPENSES:
      Mortality and expense risk
         charges                                    366,876            97,174                3,935
      Administrative charges                         31,742             8,039                  345
                                                 ----------         ---------            ---------
         Total expenses                             398,618           105,213                4,280
                                                 ----------         ---------            ---------
            Net investment income (loss)            692,530            65,735               16,024
                                                 ----------         ---------            ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                   116,013           436,783               87,894
      Realized gains (losses) on sale of
         investments                                (17,038)          334,799              194,176
                                                 ----------         ---------            ---------
            Net realized gains (losses)              98,975           771,582              282,070
                                                 ----------         ---------            ---------
      Change in unrealized gains (losses)
         on investments                             104,962          (839,576)            (240,847)
                                                 ----------         ---------            ---------
      Net increase (decrease) in net assets
         resulting from operations               $  896,467         $  (2,259)           $  57,247
                                                 ==========         =========            =========

                                                PUTNAM VT     VAN KAMPEN LIT  VAN KAMPEN LIT
                                             SMALL CAP VALUE     COMSTOCK       ENTERPRISE
                                               SUBACCOUNT       SUBACCOUNT      SUBACCOUNT
                                             (CLASS IB) (a)     (CLASS II)      (CLASS II)
                                             ---------------  --------------  --------------
INVESTMENT INCOME:
      Dividends                                $    82,872      $   225,508       $   290
                                               -----------      -----------       -------
EXPENSES:
      Mortality and expense risk
         charges                                    83,510          256,764         3,167
      Administrative charges                         7,299           21,453           283
                                               -----------      -----------       -------
         Total expenses                             90,809          278,217         3,450
                                               -----------      -----------       -------
            Net investment income (loss)            (7,937)         (52,709)       (3,160)
                                               -----------      -----------       -------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                1,657,447          313,027            --
      Realized gains (losses) on sale of
         investments                             1,067,930          256,135         2,861
                                               -----------      -----------       -------
            Net realized gains (losses)          2,725,377          569,162         2,861
                                               -----------      -----------       -------
      Change in unrealized gains (losses)
         on investments                         (1,726,958)      (1,080,467)       18,831
                                               -----------      -----------       -------
      Net increase (decrease) in net assets
         resulting from operations             $   990,482      $  (564,014)      $18,532
                                               ===========      ===========       =======

   The accompanying notes are an integral part of these financial statements.

          METLIFE OF CT SEPARATE ACCOUNT ELEVEN FOR VARIABLE ANNUITIES
                   OF METLIFE INSURANCE COMPANY OF CONNECTICUT
                       STATEMENTS OF CHANGES IN NET ASSETS
                 FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                                     AIM V.I. MID CAP CORE EQUITY    AIM V.I. UTILITIES    AIM V.I. CAPITAL APPRECIATION
                                              SUBACCOUNT                 SUBACCOUNT                  SUBACCOUNT
                                             (SERIES II)                 (SERIES I)                  (SERIES II)
                                     ----------------------------  ----------------------  -----------------------------
                                            2007        2006          2007        2006       2007 (a)         2006
                                        ----------  ----------     ----------  ----------    ------------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)         $  (54,306) $  (32,556)    $      958  $   38,151     $   (35,836) $ (101,416)
   Net realized gains (losses)              90,434     306,099        309,002     115,242       1,270,367      73,612
   Change in unrealized gains
      (losses) on investments              156,099     (61,501)       104,574     283,685        (860,370)    244,796
                                        ----------  ----------     ----------  ----------     ---------    ----------
      Net increase (decrease)
         in net assets resulting
         from operations                   192,227     212,042        414,534     437,078         374,161     216,992
                                        ----------  ----------     ----------  ----------     ---------    ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                 250,258     471,916         70,298      59,667         189,726   1,075,430
   Transfers from other funding
      options                              252,194     137,809        489,719     549,763          81,115     185,268
   Contract charges                           (645)       (596)          (479)       (492)            (12)     (1,856)
   Contract surrenders                    (160,033)   (111,983)      (287,281)    (50,233)       (140,279)   (353,874)
   Transfers to other funding
      options                             (435,352)   (306,337)      (386,673)   (362,468)     (6,273,892)   (256,175)
   Other receipts (payments)               (19,403)    (88,484)        (5,946)         --         (13,525)    (91,172)
                                        ----------  ----------     ----------  ----------     -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions       (112,981)    102,325       (120,362)    196,237      (6,156,867)    557,621
                                        ----------  ----------     ----------  ----------     -----------  ----------
      Net increase (decrease)
         in net assets                      79,246     314,367        294,172     633,315      (5,782,706)    774,613
NET ASSETS:
   Beginning of period                   2,775,926   2,461,559      2,435,790   1,802,475       5,782,706   5,008,093
                                        ----------  ----------     ----------  ----------     -----------  ----------
   End of period                        $2,855,172  $2,775,926     $2,729,962  $2,435,790     $        --  $5,782,706
                                        ==========  ==========     ==========  ==========     ===========  ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                     ALGER AMERICAN LEVERAGED ALLCAP  AMERICAN FUNDS GLOBAL GROWTH
                                                SUBACCOUNT                     SUBACCOUNT
                                                (CLASS S)                       (CLASS 2)
                                     -------------------------------  ----------------------------
                                             2007        2006             2007           2006
                                         ----------  -----------        -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)          $  (57,009) $   (40,043)       $   175,269  $  (198,655)
   Net realized gains (losses)              139,677      151,574          1,615,133      244,925
   Change in unrealized gains
      (losses) on investments               669,548      201,553            854,120    3,002,642
                                         ----------  -----------        -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations                    752,216      313,084          2,644,522    3,048,912
                                         ----------  -----------        -----------  -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                   87,687      477,849            847,199    1,666,900
   Transfers from other funding
      options                             1,597,258    1,684,045          3,312,367    2,763,912
   Contract charges                            (592)        (552)            (6,264)      (5,806)
   Contract surrenders                     (115,663)    (110,309)          (852,170)    (457,732)
   Transfers to other funding
      options                              (476,352)  (1,437,506)        (2,409,097)  (1,298,656)
   Other receipts (payments)                 (1,569)          --            (93,268)    (125,665)
                                         ----------  -----------        -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions       1,090,769      613,527            798,767    2,542,953
                                         ----------  -----------        -----------  -----------
      Net increase (decrease)
         in net assets                    1,842,985      926,611          3,443,289    5,591,865
NET ASSETS:
   Beginning of period                    2,198,304    1,271,693         20,624,439   15,032,574
                                         ----------  -----------        -----------  -----------
   End of period                         $4,041,289  $ 2,198,304        $24,067,728  $20,624,439
                                         ==========  ===========        ===========  ===========

                                     AMERICAN FUNDS GROWTH-INCOME    AMERICAN FUNDS GROWTH
                                              SUBACCOUNT                   SUBACCOUNT
                                              (CLASS 2)                    (CLASS 2)
                                     ----------------------------  ------------------------
                                         2007         2006             2007        2006
                                     -----------  -----------      -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (245,082) $  (178,851)     $  (687,343) $  (615,259)
   Net realized gains (losses)         2,586,012    1,318,982        5,657,274      911,712
   Change in unrealized gains
      (losses) on investments           (842,340)   4,268,292          552,156    3,732,534
                                     -----------  -----------      -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations               1,498,590    5,408,423        5,522,087    4,028,987
                                     -----------  -----------      -----------  -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               691,131    2,853,550        1,077,045    3,372,148
   Transfers from other funding
      options                          1,405,373    2,243,438        2,251,994    3,014,762
   Contract charges                      (13,277)     (13,796)         (17,483)     (17,689)
   Contract surrenders                (2,207,482)  (1,197,684)      (3,137,802)  (1,438,976)
   Transfers to other funding
      options                         (3,623,052)  (1,897,729)      (4,815,602)  (3,270,390)
   Other receipts (payments)            (146,175)    (243,174)        (244,337)    (132,555)
                                     -----------  -----------      -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (3,893,482)   1,744,605       (4,886,185)   1,527,300
                                     -----------  -----------      -----------  -----------
      Net increase (decrease)
         in net assets                (2,394,892)   7,153,028          635,902    5,556,287
NET ASSETS:
   Beginning of period                47,375,784   40,222,756       55,143,636   49,587,349
                                     -----------  -----------      -----------  -----------
   End of period                     $44,980,892  $47,375,784      $55,779,538  $55,143,636
                                     ===========  ===========      ===========  ===========

   The accompanying notes are an integral part of these financial statements.

                                     CREDIT SUISSE TRUST EMERGING  CREDIT SUISSE TRUST GLOBAL  DREYFUS MIDCAP STOCK
                                                MARKETS                     SMALL CAP                SUBACCOUNT
                                              SUBACCOUNT                   SUBACCOUNT            (SERVICE SHARES)
                                     ----------------------------  --------------------------  ----------------------
                                         2007 (a)      2006              2007       2006          2007        2006
                                       -----------  ----------        ---------  ---------     ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)        $   (30,177) $  (61,741)       $ (15,822) $ (15,799)    $  (83,688) $  (89,666)
   Net realized gains (losses)           1,976,912     201,216           66,303     21,629        597,963     838,871
   Change in unrealized gains
      (losses) on investments           (1,764,857)    997,222          (96,614)    80,799       (513,759)   (482,232)
                                       -----------  ----------        ---------  ---------     ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                   181,878   1,136,697          (46,133)    86,629            516     266,973
                                       -----------  ----------        ---------  ---------     ----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                  12,165     431,566           60,413     21,155         69,011     152,491
   Transfers from other funding
      options                              186,099     473,203           79,553    191,638        284,864     535,827
   Contract charges                             --        (991)            (177)      (179)          (793)       (911)
   Contract surrenders                    (119,397)    (92,022)         (65,427)   (68,254)      (142,856)   (237,531)
   Transfers to other funding
      options                           (5,313,314)   (562,378)        (226,145)   (45,560)      (926,334)   (444,195)
   Other receipts (payments)               (12,215)         --               --         --        (28,441)    (22,908)
                                       -----------  ----------        ---------  ---------     ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions     (5,246,662)    249,378         (151,783)    98,800       (744,549)    (17,227)
                                       -----------  ----------        ---------  ---------     ----------  ----------
      Net increase (decrease)
         in net assets                  (5,064,784)  1,386,075         (197,916)   185,429       (744,033)    249,746
NET ASSETS:
   Beginning of period                   5,064,784   3,678,709          882,503    697,074      5,177,037   4,927,291
                                       -----------  ----------        ---------  ---------     ----------  ----------
   End of period                       $        --  $5,064,784        $ 684,587  $ 882,503     $4,433,004  $5,177,037
                                       ===========  ==========        =========  =========     ==========  ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                      DREYFUS SOCIALLY
                                     RESPONSIBLE GROWTH  DREYFUS VIF APPRECIATION
                                         SUBACCOUNT             SUBACCOUNT
                                      (SERVICE SHARES)       (INITIAL SHARES)
                                     ------------------  ------------------------
                                       2007      2006        2007        2006
                                     --------  --------   ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $ (4,904) $ (5,783)  $   (9,207) $   (8,373)
   Net realized gains (losses)          9,041     2,647       66,377      18,697
   Change in unrealized gains
      (losses) on investments          11,045    22,235       66,542     306,976
                                     --------  --------   ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations               15,182    19,099      123,712     317,300
                                     --------  --------   ----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners             17,597    15,858       17,156      79,383
   Transfers from other funding
      options                           2,428     5,663       61,681     165,036
   Contract charges                      (148)     (121)      (1,034)     (1,125)
   Contract surrenders                (38,884)  (21,748)    (166,387)    (77,035)
   Transfers to other funding
      options                         (13,060)   (1,077)    (142,297)   (142,204)
   Other receipts (payments)               --    (4,416)     (11,758)         --
                                     --------  --------   ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (32,067)   (5,841)    (242,639)     24,055
                                     --------  --------   ----------  ----------
      Net increase (decrease)
         in net assets                (16,885)   13,258     (118,927)    341,355
NET ASSETS:
   Beginning of period                296,584   283,326    2,518,813   2,177,458
                                     --------  --------   ----------  ----------
   End of period                     $279,699  $296,584   $2,399,886  $2,518,813
                                     ========  ========   ==========  ==========


                                     DREYFUS VIF DEVELOPING LEADERS  DWS VIT EQUITY 500 INDEX
                                               SUBACCOUNT                   SUBACCOUNT
                                            (INITIAL SHARES)                (CLASS 2)
                                     ------------------------------  ------------------------
                                            2007        2006             2007        2006
                                        -----------  ----------       ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)         $  (100,917) $ (134,380)      $  (42,879) $  (55,557)
   Net realized gains (losses)            1,002,329     695,177          162,027      20,662
   Change in unrealized gains
      (losses) on investments            (1,967,078)   (442,249)          44,325     623,215
                                        -----------  ----------       ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                 (1,065,666)    118,548          163,473     588,320
                                        -----------  ----------       ----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                   86,279     437,726            3,345      27,389
   Transfers from other funding
      options                               522,548     640,662        1,175,621     112,781
   Contract charges                          (2,791)     (2,957)            (587)       (656)
   Contract surrenders                     (271,477)   (298,693)         (41,997)    (81,838)
   Transfers to other funding
      options                              (592,305)   (528,175)        (871,172)   (135,734)
   Other receipts (payments)                (19,208)    (22,428)         (10,681)    (26,033)
                                        -----------  ----------       ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions        (276,954)    226,135          254,529    (104,091)
                                        -----------  ----------       ----------  ----------
      Net increase (decrease)
         in net assets                   (1,342,620)    344,683          418,002     484,229
NET ASSETS:
   Beginning of period                    8,580,463   8,235,780        5,092,588   4,608,359
                                        -----------  ----------       ----------  ----------
   End of period                        $ 7,237,843  $8,580,463       $5,510,590  $5,092,588
                                        ===========  ==========       ==========  ==========

   The accompanying notes are an integral part of these financial statements.

                                          DWS VIT RREEF
                                      REAL ESTATE SECURITIES  DWSI GLOBAL OPPORTUNITIES      DWSII BALANCED
                                            SUBACCOUNT                SUBACCOUNT               SUBACCOUNT
                                             (CLASS B)                (CLASS B)                 (CLASS B)
                                     -----------------------  -------------------------  ----------------------
                                         2007        2006          2007        2006         2007        2006
                                     -----------  ----------    ----------  ----------   ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $   (68,332) $ (111,255)   $  (35,588) $  (33,699)  $   37,143  $    6,768
   Net realized gains (losses)         1,112,129     249,341       400,316     122,779       65,476      65,242
   Change in unrealized gains
      (losses) on investments         (2,174,650)  1,545,005      (143,574)    466,588       (6,068)    234,008
                                     -----------  ----------    ----------  ----------   ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations              (1,130,853)  1,683,091       221,154     555,668       96,551     306,018
                                     -----------  ----------    ----------  ----------   ----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               131,303     222,348        49,013     100,800       23,115     103,256
   Transfers from other funding
      options                            879,316     382,507       663,650     337,936       64,391     218,433
   Contract charges                         (996)     (1,067)         (606)       (656)        (802)       (852)
   Contract surrenders                  (226,584)   (146,142)     (102,144)   (132,508)    (191,713)   (246,646)
   Transfers to other funding
      options                         (1,003,030)   (608,388)     (386,945)   (334,672)    (296,373)   (749,500)
   Other receipts (payments)             (18,685)    (12,192)      (11,968)    (28,574)     (48,538)    (50,787)
                                     -----------  ----------    ----------  ----------   ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions     (238,676)   (162,934)      211,000     (57,674)    (449,920)   (726,096)
                                     -----------  ----------    ----------  ----------   ----------  ----------
      Net increase (decrease)
         in net assets                (1,369,529)  1,520,157       432,154     497,994     (353,369)   (420,078)
NET ASSETS:
   Beginning of period                 6,472,186   4,952,029     3,374,703   2,876,709    4,050,432   4,470,510
                                     -----------  ----------    ----------  ----------   ----------  ----------
   End of period                     $ 5,102,657  $6,472,186    $3,806,857  $3,374,703   $3,697,063  $4,050,432
                                     ===========  ==========    ==========  ==========   ==========  ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                          DWSI BOND          DWSI CAPITAL GROWTH     DWSI GROWTH & INCOME      DWSI HEALTH CARE
                                          SUBACCOUNT             SUBACCOUNT               SUBACCOUNT              SUBACCOUNT
                                          (CLASS B)               (CLASS B)               (CLASS B)                (CLASS B)
                                     -------------------  ------------------------  ----------------------  ----------------------
                                        2007      2006        2007         2006        2007        2006        2007        2006
                                     ---------  --------  -----------  -----------  ----------  ----------  ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  25,160  $  2,305  $  (136,866) $   (87,489) $  (81,474) $  (65,550) $  (56,871) $  (53,548)
   Net realized gains (losses)         (18,577)      186      227,802      113,520     221,596     149,319     233,453      54,936
   Change in unrealized gains
      (losses) on investments           (7,337)    1,268      646,315      190,167    (193,561)    385,850     103,781     100,207
                                     ---------  --------  -----------  -----------  ----------  ----------  ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                  (754)    3,759      737,251      216,198     (53,439)    469,619     280,363     101,595
                                     ---------  --------  -----------  -----------  ----------  ----------  ----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               1,590    10,600      115,175       60,795      26,179     144,718      72,070      76,302
   Transfers from other funding
      options                          841,196   111,506      892,287    4,715,576     212,877   2,909,906     252,378     184,219
   Contract charges                       (117)      (43)      (1,750)      (1,000)     (1,406)     (1,164)       (507)       (570)
   Contract surrenders                  (1,535)     (487)    (268,602)    (236,348)   (223,637)   (207,196)   (172,194)   (135,987)
   Transfers to other funding
      options                         (481,178)   (9,618)  (1,516,593)  (1,054,981)   (731,768)   (833,642)   (187,517)   (226,845)
   Other receipts (payments)                --        --      (33,934)     (19,318)    (51,623)     (1,898)     (5,358)     (1,905)
                                     ---------  --------  -----------  -----------  ----------  ----------  ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions    359,956   111,958     (813,417)   3,464,724    (769,378)  2,010,724     (41,128)   (104,786)
                                     ---------  --------  -----------  -----------  ----------  ----------  ----------  ----------
      Net increase (decrease)
         in net assets                 359,202   115,717      (76,166)   3,680,922    (822,817)  2,480,343     239,235      (3,191)
NET ASSETS:
   Beginning of period                 167,191    51,474    8,019,061    4,338,139   6,943,787   4,463,444   2,653,456   2,656,647
                                     ---------  --------  -----------  -----------  ----------  ----------  ----------  ----------
   End of period                     $ 526,393  $167,191  $ 7,942,895  $ 8,019,061  $6,120,970  $6,943,787  $2,892,691  $2,653,456
                                     =========  ========  ===========  ===========  ==========  ==========  ==========  ==========

   The accompanying notes are an integral part of these financial statements.

                                      DWSII INTERNATIONAL    DWSII STRATEGIC INCOME       DWSII BLUE CHIP
                                          SUBACCOUNT               SUBACCOUNT               SUBACCOUNT
                                           (CLASS B)               (CLASS B)                 (CLASS B)
                                    ----------------------  -----------------------  ------------------------
                                       2007        2006         2007        2006         2007         2006
                                    ----------  ----------  -----------  ----------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)     $   (3,521) $  (12,611) $   191,413  $  103,134  $   (77,278) $   (85,098)
   Net realized gains (losses)         176,045     177,533        7,506      46,099      787,215      580,480
   Change in unrealized gains
      (losses) on investments          448,543     483,467      (49,877)    156,271     (592,261)     227,321
                                    ----------  ----------  -----------  ----------  -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations               621,067     648,389      149,042     305,504      117,676      722,703
                                    ----------  ----------  -----------  ----------  -----------  -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners              74,042      46,169       49,324     161,445      252,399      282,571
   Transfers from other funding
      options                          484,452   2,771,594      909,634   1,006,227    1,976,491    2,065,536
   Contract charges                     (1,089)       (611)        (861)       (918)      (1,339)      (1,489)
   Contract surrenders                (141,779)    (95,007)    (131,166)    (76,213)    (189,422)    (197,040)
   Transfers to other funding
      options                         (599,728)   (738,845)  (1,247,581)   (934,986)  (2,103,228)  (2,341,528)
   Other receipts (payments)           (17,943)    (30,813)     (19,815)    (73,527)     (22,123)     (38,649)
                                    ----------  ----------  -----------  ----------  -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (202,045)  1,952,487     (440,465)     82,028      (87,222)    (230,599)
                                    ----------  ----------  -----------  ----------  -----------  -----------
      Net increase (decrease)
         in net assets                 419,022   2,600,876     (291,423)    387,532       30,454      492,104
NET ASSETS:
   Beginning of period               5,373,019   2,772,143    5,004,657   4,617,125    5,849,960    5,357,856
                                    ----------  ----------  -----------  ----------  -----------  -----------
   End of period                    $5,792,041  $5,373,019  $ 4,713,234  $5,004,657  $ 5,880,414  $ 5,849,960
                                    ==========  ==========  ===========  ==========  ===========  ===========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.


                                     DWSII CONSERVATIVE ALLOCATION  DWSII CORE FIXED INCOME
                                               SUBACCOUNT                 SUBACCOUNT
                                               (CLASS B)                   (CLASS B)
                                     -----------------------------  -----------------------
                                          2007           2006          2007         2006
                                     --------------  -------------  ----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)        $     2,267   $   (81,911)   $  122,271  $   83,220
   Net realized gains (losses)             399,722       102,579        (1,675)    (20,041)
   Change in unrealized gains
      (losses) on investments             (108,886)      594,876        (7,065)     52,161
                                       -----------   -----------    ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                   293,103       615,544       113,531     115,340
                                       -----------   -----------    ----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                 221,319       311,420        15,845      88,854
   Transfers from other funding
      options                              453,417     4,471,601       785,188     549,449
   Contract charges                         (2,906)       (2,187)         (981)     (1,168)
   Contract surrenders                    (352,730)     (229,036)     (287,961)   (342,241)
   Transfers to other funding
      options                             (725,040)     (633,025)     (118,628)   (650,079)
   Other receipts (payments)               (98,191)     (231,256)      (32,834)    (15,361)
                                       -----------   -----------    ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions       (504,131)    3,687,517       360,629    (370,546)
                                       -----------   -----------    ----------  ----------
      Net increase (decrease)
         in net assets                    (211,028)    4,303,061       474,160    (255,206)
NET ASSETS:
   Beginning of period                  11,228,464     6,925,403     6,243,468   6,498,674
                                       -----------   -----------    ----------  ----------
   End of period                       $11,017,436   $11,228,464    $6,717,628  $6,243,468
                                       ===========   ===========    ==========  ==========

                                                                      DWSII DREMAN
                                     DWSII DAVIS VENTURE VALUE    HIGH RETURN EQUITY
                                             SUBACCOUNT               SUBACCOUNT
                                             (CLASS B)                 (CLASS B)
                                     -------------------------  ------------------------
                                         2007         2006          2007         2006
                                     ------------  -----------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)       $  (169,578) $ (159,272)  $  (163,279) $  (102,278)
   Net realized gains (losses)            382,548     172,203       521,852      879,283
   Change in unrealized gains
      (losses) on investments             (15,321)  1,038,820    (1,081,781)   1,501,496
                                      -----------  ----------   -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations                  197,649   1,051,751      (723,208)   2,278,501
                                      -----------  ----------   -----------  -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                170,877     865,305       382,098      994,796
   Transfers from other funding
      options                           1,249,503     781,176     1,093,502    5,619,090
   Contract charges                        (1,537)     (1,604)       (3,845)      (3,199)
   Contract surrenders                   (195,798)   (342,323)     (669,374)    (491,942)
   Transfers to other funding
      options                            (914,024)   (861,411)   (1,639,374)    (809,419)
   Other receipts (payments)              (20,576)    (35,413)      (74,441)      (7,739)
                                      -----------  ----------   -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions       288,445     405,730      (911,434)   5,301,587
                                      -----------  ----------   -----------  -----------
      Net increase (decrease)
         in net assets                    486,094   1,457,481    (1,634,642)   7,580,088
NET ASSETS:
   Beginning of period                  9,722,906   8,265,425    19,165,502   11,585,414
                                      -----------  ----------   -----------  -----------
   End of period                      $10,209,000  $9,722,906   $17,530,860  $19,165,502
                                      ===========  ==========   ===========  ===========

   The accompanying notes are an integral part of these financial statements.

                                          DWSII DREMAN                                         DWSII
                                      SMALL MID CAP VALUE      DWSII GLOBAL THEMATIC  GOVERNMENT & AGENCY SECURITIES
                                            SUBACCOUNT             SUBACCOUNT                SUBACCOUNT
                                           (CLASS B)                (CLASS B)                 (CLASS B)
                                     -----------------------  ----------------------  ------------------------------
                                         2007       2006         2007        2006            2007       2006
                                     -----------  ----------  ----------  ----------      -----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (124,106) $ (137,196) $  (83,847) $  (66,983)     $    40,727  $   19,098
   Net realized gains (losses)         1,506,243     817,446     826,108     361,385          (21,291)     (7,930)
   Change in unrealized gains
      (losses) on investments         (1,276,884)  1,024,068    (595,507)    591,591           36,490      18,107
                                     -----------  ----------  ----------  ----------      -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                 105,253   1,704,318     146,754     885,993           55,926      29,275
                                     -----------  ----------  ----------  ----------      -----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               211,339     728,868      86,217     107,837              890       1,171
   Transfers from other funding
      options                            483,942     536,892   1,087,936   1,076,736        3,024,759     363,226
   Contract charges                       (1,485)     (1,534)       (784)       (712)            (268)       (334)
   Contract surrenders                  (325,963)   (328,276)   (299,569)   (108,662)         (73,387)    (53,153)
   Transfers to other funding
      options                         (1,569,969)   (817,226)   (499,690)   (445,596)      (3,051,238)   (217,987)
   Other receipts (payments)             (24,710)    (29,530)    (19,347)     (2,688)         (41,964)    (21,792)
                                     -----------  ----------  ----------  ----------      -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (1,226,846)     89,194     354,763     626,915         (141,208)     71,131
                                     -----------  ----------  ----------  ----------      -----------  ----------
      Net increase (decrease)
         in net assets                (1,121,593)  1,793,512     501,517   1,512,908          (85,282)    100,406
NET ASSETS:
   Beginning of period                 9,263,180   7,469,668   4,473,071   2,960,163        1,581,460   1,481,054
                                     -----------  ----------  ----------  ----------      -----------  ----------
   End of period                     $ 8,141,587  $9,263,180  $4,974,588  $4,473,071      $ 1,496,178  $1,581,460
                                     ===========   ========== ==========  ==========      ===========  ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                     DWSII GROWTH ALLOCATION    DWSII HIGH INCOME
                                            SUBACCOUNT              SUBACCOUNT
                                             (CLASS B)              (CLASS B)
                                     -----------------------  ------------------------
                                        2007         2006        2007         2006
                                     -----------  -----------  -----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $    (4,859) $  (214,207) $   301,305  $  277,384
   Net realized gains (losses)         1,211,513      401,021      (43,617)      2,658
   Change in unrealized gains
      (losses) on investments           (561,650)   1,655,329     (347,996)    142,710
                                     -----------  -----------  -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                 645,004    1,842,143      (90,308)    422,752
                                     -----------  -----------  -----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                55,138      495,806       24,466      87,013
   Transfers from other funding
      options                            205,296    1,523,186      854,261     722,951
   Contract charges                       (3,784)      (3,840)      (1,168)     (1,180)
   Contract surrenders                  (756,299)    (417,581)    (197,233)   (224,835)
   Transfers to other funding
      options                         (1,086,012)  (2,005,558)  (1,304,632)   (787,673)
   Other receipts (payments)             (56,189)     (43,691)     (19,899)    (44,621)
                                     -----------  -----------  -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (1,641,850)    (451,678)    (644,205)   (248,345)
                                     -----------  -----------  -----------  ----------
      Net increase (decrease)
         in net assets                  (996,846)   1,390,465     (734,513)    174,407
NET ASSETS:
   Beginning of period                18,857,212   17,466,747    5,671,489   5,497,082
                                     -----------  -----------  -----------  ----------
   End of period                     $17,860,366  $18,857,212  $ 4,936,976  $5,671,489
                                     ===========  ===========   ==========  ==========

                                     DWSII INTERNATIONAL SELECT EQUITY  DWSII JANUS GROWTH & INCOME
                                                 SUBACCOUNT                     SUBACCOUNT
                                                 (CLASS B)                      (CLASS B)
                                     ---------------------------------  ---------------------------
                                           2007         2006                2007        2006
                                           ----------  ----------         ----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)            $    4,725  $  (21,578)        $  (41,968) $   (44,214)
   Net realized gains (losses)                713,412     164,722             99,507       76,911
   Change in unrealized gains
      (losses) on investments                 (41,110)    789,456             35,667      102,626
                                           ----------  ----------         ----------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations                      677,027     932,600             93,206      135,323
                                           ----------  ----------         ----------  -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                    158,546     316,584             26,379      242,957
   Transfers from other funding
      options                               1,524,879     424,403            124,995      198,633
   Contract charges                              (846)       (843)              (393)        (429)
   Contract surrenders                       (218,109)   (192,475)          (103,554)    (151,025)
   Transfers to other funding
      options                                (803,936)   (548,701)          (343,000)    (269,745)
   Other receipts (payments)                       --      (8,367)           (12,571)     (11,797)
                                           ----------  ----------         ----------  -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions           660,534      (9,399)          (308,144)       8,594
                                           ----------  ----------         ----------  -----------
      Net increase (decrease)
         in net assets                      1,337,561     923,201           (214,938)     143,917
NET ASSETS:
   Beginning of period                      5,020,613   4,097,412          2,457,650    2,313,733
                                           ----------  ----------         ----------  -----------
   End of period                           $6,358,174  $5,020,613         $2,242,712  $ 2,457,650
                                           ==========  ==========         ==========  ===========

   The accompanying notes are an integral part of these financial statements.

                                      DWSII LARGE CAP VALUE  DWSII MID CAP GROWTH  DWSII MODERATE ALLOCATION
                                           SUBACCOUNT             SUBACCOUNT               SUBACCOUNT
                                            (CLASS B)              (CLASS B)               (CLASS B)
                                     ----------------------  --------------------  -------------------------
                                        2007        2006        2007       2006        2007          2006
                                     ----------  ----------  ---------  ---------  -----------   -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (21,169) $  (22,954) $ (16,693) $ (15,707) $    39,166   $  (189,091)
   Net realized gains (losses)          179,255      28,146     72,947     26,112      860,335       256,123
   Change in unrealized gains
      (losses) on investments           137,069     322,079    (10,600)    55,324     (360,839)    1,325,633
                                     ----------  ----------  ---------  ---------  -----------   -----------
      Net increase (decrease)
         in net assets resulting
         from operations                295,155     327,271     45,654     65,729      538,662     1,392,665
                                     ----------  ----------  ---------  ---------  -----------   -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                6,924      23,870     38,322    106,666      249,220       981,414
   Transfers from other funding
      options                           415,355     102,040    306,532    163,058      592,633     1,273,602
   Contract charges                        (563)       (608)      (203)      (176)      (3,753)       (3,675)
   Contract surrenders                  (92,588)   (118,046)   (31,354)    (5,150)    (598,758)     (501,079)
   Transfers to other funding
      options                          (297,871)   (108,859)  (282,829)  (147,157)    (502,059)   (1,081,913)
   Other receipts (payments)            (24,512)         --         --         --     (479,639)     (245,987)
                                     ----------  ----------  ---------  ---------  -----------   -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions       6,745    (101,603)    30,468    117,241     (742,356)      422,362
                                     ----------  ----------  ---------  ---------  -----------   -----------
      Net increase (decrease)
         in net assets                  301,900     225,668     76,122    182,970     (203,694)    1,815,027
NET ASSETS:
   Beginning of period                2,875,977   2,650,309    888,027    705,057   17,441,676    15,626,649
                                     ----------  ----------  ---------  ---------  -----------   -----------
   End of period                     $3,177,877  $2,875,977  $ 964,149  $ 888,027  $17,237,982   $17,441,676
                                     ==========  ==========  =========  =========  ===========   ===========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                        DWSII MONEY MARKET     DWSII SMALL CAP GROWTH
                                            SUBACCOUNT               SUBACCOUNT
                                             (CLASS B)                (CLASS B)
                                     ------------------------  ----------------------
                                         2007         2006        2007         2006
                                     -----------  -----------  ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $   133,995  $    89,664  $  (64,610) $  (61,628)
   Net realized gains (losses)                --           --     104,459      38,440
   Change in unrealized gains
      (losses) on investments                 --           --      61,972     100,656
                                     -----------  -----------  ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                 133,995       89,664     101,821      77,468
                                     -----------  -----------  ----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               328,695      410,693      52,832     278,354
   Transfers from other funding
      options                          9,396,879    6,923,741     543,978     292,218
   Contract charges                         (818)        (553)       (623)       (593)
   Contract surrenders                (1,667,639)    (556,025)    (86,258)   (115,485)
   Transfers to other funding
      options                         (8,336,607)  (4,912,150)   (485,589)   (174,585)
   Other receipts (payments)              (8,996)          --     (18,483)     (2,316)
                                     -----------  -----------  ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions     (288,486)   1,865,706       5,857     277,593
                                     -----------  -----------  ----------  ----------
      Net increase (decrease)
         in net assets                  (154,491)   1,955,370     107,678     355,061
NET ASSETS:
   Beginning of period                 4,919,873    2,964,503   3,043,223   2,688,162
                                     -----------  -----------  ----------  ----------
   End of period                     $ 4,765,382  $ 4,919,873  $3,150,901  $3,043,223
                                     ===========  ===========  ==========  ==========

                                        DWSII TECHNOLOGY     DWSII TURNER MID CAP GROWTH
                                           SUBACCOUNT                 SUBACCOUNT
                                            (CLASS B)                 (CLASS B)
                                     ----------------------  ---------------------------
                                        2007        2006        2007             2006
                                     ----------  ----------  ----------       ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (24,417) $  (25,551) $  (47,373)      $  (43,932)
   Net realized gains (losses)           37,650       7,045     252,342          197,886
   Change in unrealized gains
      (losses) on investments            71,963     (12,584)    260,457          (64,557)
                                     ----------  ----------  ----------       ----------
      Net increase (decrease)
         in net assets resulting
         from operations                 85,196     (31,090)    465,426           89,397
                                     ----------  ----------  ----------       ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               84,458      31,999      40,631           54,542
   Transfers from other funding
      options                           542,361     128,349     347,614          175,552
   Contract charges                        (317)       (409)       (436)            (432)
   Contract surrenders                  (50,185)    (56,542)    (61,014)         (55,413)
   Transfers to other funding
      options                          (307,597)   (198,669)   (313,610)        (202,054)
   Other receipts (payments)             (3,440)    (44,297)     (7,060)              --
                                     ----------  ----------  ----------       ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions     265,280    (139,569)      6,125          (27,805)
                                     ----------  ----------  ----------       ----------
      Net increase (decrease)
         in net assets                  350,476    (170,659)    471,551           61,592
NET ASSETS:
   Beginning of period                1,192,311   1,362,970   2,113,971        2,052,379
                                     ----------  ----------  ----------       ----------
   End of period                     $1,542,787  $1,192,311  $2,585,522       $2,113,971
                                     ==========  ==========  ==========       ==========

   The accompanying notes are an integral part of these financial statements.

                                                                       FIDELITY VIP
                                     FIDELITY VIP CONTRAFUND   DYNAMIC CAPITAL APPRECIATION    FIDELITY VIP MID CAP
                                            SUBACCOUNT                  SUBACCOUNT                  SUBACCOUNT
                                        (SERVICE CLASS 2)            (SERVICE CLASS 2)           (SERVICE CLASS 2)
                                     ------------------------  ----------------------------  ------------------------
                                         2007        2006         2007              2006         2007        2006
                                     -----------  -----------  ----------        ----------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (277,548) $  (192,375) $  (30,514)       $  (23,164) $  (420,877) $  (461,646)
   Net realized gains (losses)         6,712,248    1,931,773     276,685           108,408    3,086,255    3,233,381
   Change in unrealized gains
      (losses) on investments         (3,121,266)      71,894    (154,341)           66,890      973,936     (258,591)
                                     -----------  -----------  ----------        ----------  -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations               3,313,434    1,811,292      91,830           152,134    3,639,314    2,513,144
                                     -----------  -----------  ----------        ----------  -----------  -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               310,331    2,032,476       3,180            14,349      592,186    1,679,991
   Transfers from other funding
      options                          2,707,685    2,068,079     234,616           257,160    2,171,755    2,599,742
   Contract charges                       (6,988)      (6,634)       (218)             (184)      (8,956)      (8,895)
   Contract surrenders                  (653,671)    (345,152)    (51,594)          (11,709)    (737,574)    (547,710)
   Transfers to other funding
      options                         (1,832,363)  (1,133,494)   (326,395)         (296,086)  (2,964,944)  (1,869,951)
   Other receipts (payments)             (67,569)     (13,242)         --                --      (17,838)    (114,979)
                                     -----------  -----------  ----------        ----------  -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions      457,425    2,602,033    (140,411)          (36,470)    (965,371)   1,738,198
                                     -----------  -----------  ----------        ----------  -----------  -----------
      Net increase (decrease)
         in net assets                 3,770,859    4,413,325     (48,581)          115,664    2,673,943    4,251,342
NET ASSETS:
   Beginning of period                22,196,058   17,782,733   1,532,924         1,417,260   27,992,606   23,741,264
                                     -----------  -----------  ----------        ----------  -----------  -----------
   End of period                     $25,966,917  $22,196,058  $1,484,343        $1,532,924  $30,666,549  $27,992,606
                                     ===========  ===========  ==========        ==========  ===========  ===========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                           FTVIPT FRANKLIN                FTVIPT FRANKLIN
                                     RISING DIVIDENDS SECURITIES  SMALL MID-CAP GROWTH SECURITIES
                                             SUBACCOUNT                     SUBACCOUNT
                                              (CLASS 2)                      (CLASS 2)
                                     ---------------------------  -------------------------------
                                         2007            2006        2007                 2006
                                     -----------     -----------  ----------           ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $    72,839     $  (108,097) $ (114,287)          $  (88,042)
   Net realized gains (losses)           528,502         208,846     556,222              103,802
   Change in unrealized gains
      (losses) on investments         (1,279,780)      1,660,377     (13,503)             285,461
                                     -----------     -----------  ----------           ----------
      Net increase (decrease)
         in net assets resulting
         from operations                (678,439)      1,761,126     428,432              301,221
                                     -----------     -----------  ----------           ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners             1,163,280       2,022,600     527,309              978,769
   Transfers from other funding
      options                          1,541,454       1,263,572   2,290,289              516,711
   Contract charges                       (3,973)         (3,467)     (2,181)              (1,862)
   Contract surrenders                  (908,661)       (695,092)   (290,955)            (377,784)
   Transfers to other funding
      options                         (2,053,077)       (757,178)   (664,058)            (221,516)
   Other receipts (payments)            (102,326)       (205,445)    (69,625)            (251,313)
                                     -----------     -----------  ----------           ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions     (363,303)      1,624,990   1,790,779              643,005
                                     -----------     -----------  ----------           ----------
      Net increase (decrease)
         in net assets                (1,041,742)      3,386,116   2,219,211              944,226
NET ASSETS:
   Beginning of period                14,539,499      11,153,383   5,109,650            4,165,424
                                     -----------     -----------  ----------           ----------
   End of period                     $13,497,757     $14,539,499  $7,328,861           $5,109,650
                                     ===========     ===========  ==========           ==========

                                            FTVIPT TEMPLETON                   FTVIPT
                                     DEVELOPING MARKETS SECURITIES  TEMPLETON FOREIGN SECURITIES
                                              SUBACCOUNT                     SUBACCOUNT
                                               (CLASS 2)                     (CLASS 2)
                                     -----------------------------  ----------------------------
                                         2007              2006         2007             2006
                                     -----------       -----------  -----------      -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $    43,650       $  (108,038) $    13,645      $  (126,452)
   Net realized gains (losses)         2,269,169           371,607    1,794,862          228,189
   Change in unrealized gains
      (losses) on investments          1,263,051         2,437,538      802,529        2,882,934
                                     -----------       -----------  -----------      -----------
      Net increase (decrease)
         in net assets resulting
         from operations               3,575,870         2,701,107    2,611,036        2,984,671
                                     -----------       -----------  -----------      -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               442,641           939,500    1,429,652        1,853,819
   Transfers from other funding
      options                          3,059,905         2,651,594    2,598,997        2,256,695
   Contract charges                       (3,634)           (3,231)      (5,432)          (4,816)
   Contract surrenders                  (507,018)         (111,436)    (789,319)        (489,647)
   Transfers to other funding
      options                         (3,310,951)       (2,179,631)  (3,611,403)      (1,773,034)
   Other receipts (payments)             (64,028)          (31,814)    (181,480)        (166,748)
                                     -----------       -----------  -----------      -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions     (383,085)        1,264,982     (558,985)       1,676,269
                                     -----------       -----------  -----------      -----------
      Net increase (decrease)
         in net assets                 3,192,785         3,966,089    2,052,051        4,660,940
NET ASSETS:
   Beginning of period                14,369,790        10,403,701   19,734,442       15,073,502
                                     -----------       -----------  -----------      -----------
   End of period                     $17,562,575       $14,369,790  $21,786,493      $19,734,442
                                     ===========       ===========  ===========      ===========

   The accompanying notes are an integral part of these financial statements.

                                     JANUS ASPEN GLOBAL   JANUS ASPEN GLOBAL       JANUS ASPEN
                                        LIFE SCIENCES         TECHNOLOGY        WORLDWIDE GROWTH
                                         SUBACCOUNT           SUBACCOUNT           SUBACCOUNT
                                      (SERVICE SHARES)     (SERVICE SHARES)     (SERVICE SHARES)
                                     ------------------  --------------------  ------------------
                                       2007      2006       2007       2006      2007      2006
                                     --------  --------  ----------  --------  --------  --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $ (4,713) $ (4,846) $  (18,222) $(17,695) $ (3,605) $   (686)
   Net realized gains (losses)         14,564     5,662      19,478    13,782     9,782     1,761
   Change in unrealized gains
      (losses) on investments          32,755     9,450     230,422    50,725    10,593    33,524
                                     --------  --------  ----------  --------  --------  --------
      Net increase (decrease)
         in net assets resulting
         from operations               42,606    10,266     231,678    46,812    16,770    34,599
                                     --------  --------  ----------  --------  --------  --------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                523       366       9,733   112,490    45,403       567
   Transfers from other funding
      options                          73,829     2,452   1,711,332   185,486    15,576     4,205
   Contract charges                       (79)     (119)       (326)     (341)      (49)      (56)
   Contract surrenders                (23,019)   (4,246)    (25,888)   (9,889)  (35,099)   (5,976)
   Transfers to other funding
      options                         (25,539)   (1,423)    (69,566)  (91,786)   (3,359)   (1,573)
   Other receipts (payments)               --        --          --   (10,012)       --        --
                                     --------  --------  ----------  --------  --------  --------
      Net increase (decrease)
         in net assets resulting
         from contract transactions    25,715    (2,970)  1,625,285   185,948    22,472    (2,833)
                                     --------  --------  ----------  --------  --------  --------
      Net increase (decrease)
         in net assets                 68,321     7,296   1,856,963   232,760    39,242    31,766
NET ASSETS:
   Beginning of period                237,597   230,301     999,185   766,425   250,705   218,939
                                     --------  --------  ----------  --------  --------  --------
   End of period                     $305,918  $237,597  $2,856,148  $999,185  $289,947  $250,705
                                     ========  ========  ==========  ========  ========  ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                     LMPVET AGGRESSIVE GROWTH  LMPVET AGGRESSIVE GROWTH
                                            SUBACCOUNT                SUBACCOUNT
                                             (CLASS I)                (CLASS II)
                                     ------------------------  ------------------------
                                           2007 (b)     2006         2007 (b)  2006
                                         -----------  -------      ----------  ----
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)          $  (104,025)  $--         $  (94,182)  $--
   Net realized gains (losses)                27,610    --             29,503    --
   Change in unrealized gains
      (losses) on investments               (293,058)   --           (287,503)   --
                                         -----------   ---         ----------   ---
      Net increase (decrease)
         in net assets resulting
         from operations                    (369,473)   --           (352,182)   --
                                         -----------   ---         ----------   ---
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                   164,743    --            456,837    --
   Transfers from other funding
      options                              8,687,153    --          7,481,772    --
   Contract charges                           (2,233)   --             (2,232)   --
   Contract surrenders                      (193,847)   --           (176,646)   --
   Transfers to other funding
      options                             (1,076,515)   --           (447,656)   --
   Other receipts (payments)                  (5,512)   --            (18,561)   --
                                         -----------   ---         ----------   ---
      Net increase (decrease)
         in net assets resulting
         from contract transactions        7,573,789    --          7,293,514    --
                                         -----------   ---         ----------   ---
      Net increase (decrease)
         in net assets                     7,204,316    --          6,941,332    --
NET ASSETS:
   Beginning of period                            --    --                 --    --
                                         -----------   ---         ----------   ---
   End of period                         $ 7,204,316   $--         $6,941,332   $--
                                         ===========   ===         ==========   ===

                                     LMPVET APPRECIATION     LMPVET EQUITY INDEX
                                         SUBACCOUNT              SUBACCOUNT
                                          (CLASS I)              (CLASS II)
                                     -------------------  ------------------------
                                         2007 (b)  2006       2007        2006
                                       ----------  ----   -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)        $   (4,869)  $--   $   (48,783) $   (75,050)
   Net realized gains (losses)            139,279    --       894,449      338,399
   Change in unrealized gains
      (losses) on investments             (89,742)   --      (450,289)   1,293,047
                                       ----------   ---   -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations                   44,668    --       395,377    1,556,396
                                       ----------   ---   -----------  -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                  2,322    --       289,062      769,934
   Transfers from other funding
      options                           1,760,798    --       484,729      684,964
   Contract charges                          (414)   --        (4,857)      (5,339)
   Contract surrenders                    (14,402)   --      (390,577)    (274,607)
   Transfers to other funding
      options                            (135,282)   --    (1,056,406)  (1,127,877)
   Other receipts (payments)              (12,067)   --       (31,531)    (104,436)
                                       ----------   ---   -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions     1,600,955    --      (709,580)     (57,361)
                                       ----------   ---   -----------  -----------
      Net increase (decrease)
         in net assets                  1,645,623    --      (314,203)   1,499,035
NET ASSETS:
   Beginning of period                         --    --    13,421,871   11,922,836
                                       ----------   ---   -----------  -----------
   End of period                       $1,645,623   $--   $13,107,668  $13,421,871
                                       ==========   ===   ===========  ===========

   The accompanying notes are an integral part of these financial statements.

                                     LMPVET FUNDAMENTAL VALUE     LMPVET INVESTORS     LMPVET LARGE CAP GROWTH
                                            SUBACCOUNT               SUBACCOUNT              SUBACCOUNT
                                            (CLASS I)                 (CLASS I)               (CLASS I)
                                     ------------------------  ----------------------  -----------------------
                                           2007 (b)  2006         2007        2006         2007 (b)   2006
                                         ----------  ----      ----------  ----------     ----------  ----
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)          $   (4,465) $ --      $  (22,690) $   (8,150)    $  (32,767) $ --
   Net realized gains (losses)              220,983    --         126,649     113,805          2,557    --
   Change in unrealized gains
      (losses) on investments              (471,368)   --         (40,968)    322,155         11,416    --
                                         ----------  ----      ----------  ----------     ----------  ----
      Net increase (decrease)
         in net assets resulting
         from operations                   (254,850)   --          62,991     427,810        (18,794)   --
                                         ----------  ----      ----------  ----------     ----------  ----
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                   79,684    --          35,796     237,656         12,532    --
   Transfers from other funding
      options                             4,976,878    --          45,398     134,550      2,666,149    --
   Contract charges                          (1,288)   --            (916)       (921)          (985)   --
   Contract surrenders                     (123,772)   --         (66,142)    (54,063)       (48,331)   --
   Transfers to other funding
      options                               (69,400)   --         (89,608)   (203,055)      (170,943)   --
   Other receipts (payments)                (17,122)   --              --          --             --    --
                                         ----------  ----      ----------  ----------     ----------  ----
      Net increase (decrease)
         in net assets resulting
         from contract transactions       4,844,980    --         (75,472)    114,167      2,458,422    --
                                         ----------  ----      ----------  ----------     ----------  ----
      Net increase (decrease)
         in net assets                    4,590,130    --         (12,481)    541,977      2,439,628    --
NET ASSETS:
   Beginning of period                           --    --       3,092,100   2,550,123             --    --
                                         ----------  ----      ----------  ----------     ----------  ----
   End of period                         $4,590,130  $ --      $3,079,619  $3,092,100     $2,439,628  $ --
                                         ==========  ====      ==========  ==========     ==========  ====

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                     LMPVET SMALL CAP GROWTH                               LMPVPI ALL CAP          LMPVPI ALL CAP
                                            SUBACCOUNT        LMPVET SOCIAL AWARENESS        SUBACCOUNT              SUBACCOUNT
                                             (CLASS I)                SUBACCOUNT             (CLASS I)               (CLASS II)
                                     -----------------------  -----------------------  -----------------------  -------------------
                                        2007         2006         2007        2006       2007 (a)      2006      2007 (a)    2006
                                     ----------  ----------   -----------  ---------   -----------  ----------  ---------  --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (98,141) $  (95,035)  $    (4,521) $ (11,381)  $   (14,484) $  (22,406) $  (1,258) $    317
   Net realized gains (losses)          441,835     307,334       161,855      2,776       990,488     199,926     24,053     7,676
   Change in unrealized gains
      (losses) on investments            42,975     251,001       (74,669)    56,600      (760,158)    449,181    (11,222)    9,801
                                     ----------  ----------   -----------  ---------   -----------  ----------  ---------  --------
      Net increase (decrease)
         in net assets resulting
         from operations                386,669     463,300        82,665     47,995       215,846     626,701     11,573    17,794
                                     ----------  ----------   -----------  ---------   -----------  ----------  ---------  --------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               80,158     243,120         1,876     57,870        11,997     146,402     20,948   183,253
   Transfers from other funding
      options                           135,820     527,588        17,118     61,974        20,317      80,010        109     2,208
   Contract charges                      (1,701)     (1,740)         (458)      (435)           (4)     (1,225)        --       (18)
   Contract surrenders                 (245,060)   (154,261)       (3,546)    (4,931)      (25,835)    (90,196)      (914)   (1,142)
   Transfers to other funding
      options                          (315,930)   (607,551)       (7,057)   (15,852)   (4,692,179)   (144,839)  (257,046)     (256)
   Other receipts (payments)            (44,926)    (36,982)           --         --       (74,586)         --         --        --
                                     ----------  ----------   -----------  ---------   -----------  ----------  ---------  --------
      Net increase (decrease)
         in net assets resulting
         from contract transactions    (391,639)    (29,826)        7,933     98,626    (4,760,290)     (9,848)  (236,903)  184,045
                                     ----------  ----------   -----------  ---------   -----------  ----------  ---------  --------
      Net increase (decrease)
         in net assets                   (4,970)    433,474        90,598    146,621    (4,544,444)    616,853   (225,330)  201,839
NET ASSETS:
   Beginning of period                4,925,899   4,492,425       925,855    779,234     4,544,444   3,927,591    225,330    23,491
                                     ----------  ----------   -----------  ---------   -----------  ----------  ---------  --------
   End of period                     $4,920,929  $4,925,899   $ 1,016,453  $ 925,855   $        --  $4,544,444  $      --  $225,330
                                     ==========  ==========   ===========  =========   ===========  ==========  =========  ========

   The accompanying notes are an integral part of these financial statements.

                                      LMPVPII GROWTH AND INCOME    LMPVPI LARGE CAP GROWTH   LMPVPII AGGRESSIVE GROWTH
                                             SUBACCOUNT                  SUBACCOUNT                  SUBACCOUNT
                                             (CLASS I)                   (CLASS I)                    (CLASS I)
                                     --------------------------  --------------------------  --------------------------
                                       2007 (a)        2006         2007 (a)        2006       2007 (a)        2006
                                     ------------  ------------  ------------  ------------  ------------  ------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $    (9,183)  $  (23,196)   $   (16,411)   $  (49,824)  $   (52,997)  $ (163,818)
   Net realized gains (losses)           348,685       21,591        393,380        29,137     1,927,125      143,032
   Change in unrealized gains
      (losses) on investments           (267,009)     156,564       (271,145)       81,311    (1,587,920)     716,481
                                     -----------   ----------    -----------    ----------   -----------   ----------
      Net increase (decrease)
         in net assets resulting
         from operations                  72,493      154,959        105,824        60,624       286,208      695,695
                                     -----------   ----------    -----------    ----------   -----------   ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                21,393       29,453         36,032       133,332        69,005      773,934
   Transfers from other funding
      options                              3,948       67,774         14,217       149,840       187,437      339,982
   Contract charges                           (5)        (436)            --        (1,019)           (7)      (2,690)
   Contract surrenders                    (9,348)     (39,034)       (41,194)      (31,012)      (73,333)    (194,003)
   Transfers to other funding
      options                         (1,758,647)     (26,288)    (2,691,716)     (354,249)   (8,839,010)    (737,160)
   Other receipts (payments)                  --       (6,526)       (33,971)           --       (91,762)     (66,802)
                                     -----------   ----------    -----------    ----------   -----------   ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (1,742,659)      24,943     (2,716,632)     (103,108)   (8,747,670)     113,261
                                     -----------   ----------    -----------    ----------   -----------   ----------
      Net increase (decrease)
         in net assets                (1,670,166)     179,902     (2,610,808)      (42,484)   (8,461,462)     808,956
NET ASSETS:
   Beginning of period                 1,670,166    1,490,264      2,610,808     2,653,292     8,461,462    7,652,506
                                     -----------   ----------    -----------    ----------   -----------   ----------
   End of period                     $        --   $1,670,166    $        --    $2,610,808   $        --   $8,461,462
                                     ===========   ==========    ===========    ==========   ===========   ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                     LMPVPII AGGRESSIVE GROWTH    LMPVET CAPITAL AND INCOME
                                              SUBACCOUNT                 SUBACCOUNT
                                              (CLASS II)                 (CLASS II)
                                     --------------------------  --------------------------
                                       2007 (a)        2006        2007 (b)        2006
                                     ------------  ------------  ------------  ------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $   (43,131)   $ (120,910)   $   (1,938)       $--
   Net realized gains (losses)         1,428,336       118,217       765,601         --
   Change in unrealized gains
      (losses) on investments         (1,154,276)      503,219      (770,491)        --
                                     -----------    ----------    ----------        ---
      Net increase (decrease)
         in net assets resulting
         from operations                 230,929       500,526        (6,828)        --
                                     -----------    ----------    ----------        ---
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               187,589     1,785,627       254,815         --
   Transfers from other funding
      options                            246,145       427,438     4,884,900         --
   Contract charges                          (17)       (1,954)       (1,383)        --
   Contract surrenders                  (153,377)     (277,122)     (101,451)        --
   Transfers to other funding
      options                         (7,603,394)     (502,030)     (222,524)        --
   Other receipts (payments)             (39,460)      (12,664)      (26,556)        --
                                     -----------    ----------    ----------        ---
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (7,362,514)    1,419,295     4,787,801         --
                                     -----------    ----------    ----------        ---
      Net increase (decrease)
         in net assets                (7,131,585)    1,919,821     4,780,973         --
NET ASSETS:
   Beginning of period                 7,131,585     5,211,764            --         --
                                     -----------    ----------    ----------        ---
   End of period                     $        --    $7,131,585    $4,780,973        $--
                                     ===========    ==========    ==========        ===

                                                                       LMPVPI TOTAL RETURN
                                     LMPVIT ADJUSTABLE RATE INCOME         SUBACCOUNT
                                              SUBACCOUNT                   (CLASS II)
                                     -----------------------------  -------------------------
                                          2007           2006         2007 (a)       2006
                                     ------------  ---------------  ------------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)       $   64,288      $   70,619    $    (1,113)  $   13,187
   Net realized gains (losses)            (1,954)          3,332        422,705      108,496
   Change in unrealized gains
      (losses) on investments            (72,946)         (8,331)      (299,259)     253,320
                                      ----------      ----------    -----------   ----------
      Net increase (decrease)
         in net assets resulting
         from operations                 (10,612)         65,620        122,333      375,003
                                      ----------      ----------    -----------   ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                 1,416         121,892        187,846    1,347,454
   Transfers from other funding
      options                            112,197         868,401        100,687      258,080
   Contract charges                         (668)           (777)            (4)      (1,163)
   Contract surrenders                  (127,793)        (76,086)      (132,480)    (102,544)
   Transfers to other funding
      options                           (476,238)       (893,533)    (4,547,209)     (90,927)
   Other receipts (payments)             (15,802)       (561,193)       (25,986)     (82,439)
                                      ----------      ----------    -----------   ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions     (506,888)       (541,296)    (4,417,146)   1,328,461
                                      ----------      ----------    -----------   ----------
      Net increase (decrease)
         in net assets                  (517,500)       (475,676)    (4,294,813)   1,703,464
NET ASSETS:
   Beginning of period                 2,941,227       3,416,903      4,294,813    2,591,349
                                      ----------      ----------    -----------   ----------
   End of period                      $2,423,727      $2,941,227    $        --   $4,294,813
                                      ==========      ==========    ===========   ==========

   The accompanying notes are an integral part of these financial statements.

                                             LORD ABBETT               LORD ABBETT            MIST BATTERYMARCH
                                          GROWTH AND INCOME           MID-CAP VALUE             MID-CAP STOCK
                                             SUBACCOUNT                SUBACCOUNT                 SUBACCOUNT
                                             (CLASS VC)                (CLASS VC)                 (CLASS A)
                                     -------------------------  -------------------------  ----------------------
                                       2007 (a)       2006         2007 (a)       2006        2007       2006 (c)
                                     ------------  -----------  ------------  -----------  ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $    (96,432) $  (100,159) $    (84,052) $  (186,978) $  (87,638) $  (66,133)
   Net realized gains (losses)          2,133,663      527,878     2,182,490    1,090,747     672,887     (21,896)
   Change in unrealized gains
      (losses) on investments          (1,472,754)   1,484,319      (801,611)     292,716    (362,707)   (191,425)
                                     ------------  -----------  ------------  -----------  ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                  564,477    1,912,038     1,296,827    1,196,485     222,542    (279,454)
                                     ------------  -----------  ------------  -----------  ----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                 90,915      578,596        48,049      445,233      81,108      19,891
   Transfers from other funding
      options                              97,809    1,074,212       155,235      765,592     262,383   5,764,668
   Contract charges                           (14)      (4,278)           (8)      (3,745)     (1,336)     (1,369)
   Contract surrenders                    (68,038)    (240,488)     (106,862)    (386,799)   (187,607)    (60,583)
   Transfers to other funding
      options                         (15,670,309)    (574,292)  (14,405,873)  (1,549,227)   (331,657)   (175,130)
   Other receipts (payments)              (49,700)     (82,956)      (24,442)     (76,270)    (17,800)         --
                                     ------------  -----------  ------------  -----------  ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (15,599,337)     750,794   (14,333,901)    (805,216)   (194,909)  5,547,477
                                     ------------  -----------  ------------  -----------  ----------  ----------
      Net increase (decrease)
         in net assets                (15,034,860)   2,662,832   (13,037,074)     391,269      27,633   5,268,023
NET ASSETS:
   Beginning of period                 15,034,860   12,372,028    13,037,074   12,645,805   5,268,023          --
                                     ------------  -----------  ------------  -----------  ----------  ----------
   End of period                     $         --  $15,034,860  $         --  $13,037,074  $5,295,656  $5,268,023
                                     ============  ===========  ============  ===========  ==========  ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                     MIST BLACKROCK HIGH YIELD  MIST BLACKROCK LARGE-CAP CORE
                                             SUBACCOUNT                  SUBACCOUNT
                                             (CLASS A)                   (CLASS E)
                                     -------------------------  -----------------------------
                                          2007       2006 (c)      2007 (b)         2006
                                     ------------  -----------  ------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $   362,912   $  (66,719)   $  (62,893)        $--
   Net realized gains (losses)            (4,093)       5,441        15,733          --
   Change in unrealized gains
      (losses) on investments           (523,685)     316,030        38,779          --
                                     -----------   ----------    ----------         ---
      Net increase (decrease)
         in net assets resulting
         from operations                (164,866)     254,752        (8,381)         --
                                     -----------   ----------    ----------         ---
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                87,026       55,615         8,627          --
   Transfers from other funding
      options                          8,090,752    5,238,239     5,176,381          --
   Contract charges                       (3,753)      (1,443)         (950)         --
   Contract surrenders                  (407,005)     (91,532)     (123,211)         --
   Transfers to other funding
      options                         (1,143,630)    (179,465)     (800,688)         --
   Other receipts (payments)                  --       (9,637)           --          --
                                     -----------   ----------    ----------         ---
      Net increase (decrease)
         in net assets resulting
         from contract transactions    6,623,390    5,011,777     4,260,159          --
      Net increase (decrease)
         in net assets                 6,458,524    5,266,529     4,251,778          --
NET ASSETS:
   Beginning of period                 5,266,529           --            --          --
                                     -----------   ----------    ----------         ---
   End of period                     $11,725,053   $5,266,529    $4,251,778         $--
                                     ===========   ==========    ==========         ===

                                     MIST BLACKROCK LARGE-CAP CORE  MIST DREMAN SMALL-CAP VALUE
                                              SUBACCOUNT                    SUBACCOUNT
                                              (CLASS A)                     (CLASS A)
                                     -----------------------------  ---------------------------
                                        2007 (a)       2006 (c)         2007         2006 (c)
                                     ------------  ---------------  -----------  --------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $     2,468     $  (63,236)     $  (9,944)     $  (1,264)
   Net realized gains (losses)           549,289         (7,192)        14,999          4,574
   Change in unrealized gains
      (losses) on investments           (323,399)       323,399        (23,082)        21,871
                                     -----------     ----------      ---------      ---------
   Net increase (decrease)
      in net assets resulting
      from operations                    228,358        252,971        (18,027)        25,181
                                     -----------     ----------      ---------      ---------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                 9,418         37,948          1,480          4,113
   Transfers from other funding
      options                             16,864      4,904,678        431,456        476,434
   Contract charges                           (4)        (1,008)          (129)           (47)
   Contract surrenders                   (28,141)       (28,802)       (13,972)        (3,486)
   Transfers to other funding
      options                         (5,107,379)      (238,238)      (273,000)      (130,998)
   Other receipts (payments)             (23,618)       (23,047)            --             --
                                     -----------     ----------      ---------      ---------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (5,132,860)     4,651,531        145,835        346,016
      Net increase (decrease)
         in net assets                (4,904,502)     4,904,502        127,808        371,197
NET ASSETS:
   Beginning of period                 4,904,502             --        371,197             --
                                     -----------     ----------      ---------      ---------
   End of period                     $        --     $4,904,502      $ 499,005      $ 371,197
                                     ===========     ==========      =========      =========

   The accompanying notes are an integral part of these financial statements.

                                       MIST HARRIS OAKMARK
                                          INTERNATIONAL           MIST JANUS FORTY     MIST LAZARD MID-CAP
                                            SUBACCOUNT               SUBACCOUNT             SUBACCOUNT
                                            (CLASS A)                 (CLASS A)             (CLASS B)
                                     -----------------------  -----------------------  -------------------
                                         2007      2006 (c)       2007      2006 (c)      2007 (b)  2006
                                     -----------  ----------  -----------  ----------     --------  ----
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $   (76,379) $  (67,019) $  (157,751) $ (105,402)    $ (6,119)  $--
   Net realized gains (losses)           694,855      (1,133)   1,475,324     (30,905)      (1,201)   --
   Change in unrealized gains
      (losses) on investments           (855,323)    626,947      957,135     302,770      (54,598)   --
                                     -----------  ----------  -----------  ----------     --------   ---
      Net increase (decrease)
         in net assets resulting
         from operations                (236,847)    558,795    2,274,708     166,463      (61,918)   --
                                     -----------  ----------  -----------  ----------     --------   ---
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               141,470      35,614      192,817     250,526          636    --
   Transfers from other funding
      options                          2,645,124   6,166,803      862,175   8,746,409      510,526    --
   Contract charges                       (1,858)     (1,545)      (2,679)     (2,875)        (117)   --
   Contract surrenders                  (328,060)   (103,008)    (189,053)   (142,853)      (6,282)   --
   Transfers to other funding
      options                         (1,221,885)   (375,036)    (816,721)   (708,739)     (12,906)   --
   Other receipts (payments)             (44,395)    (14,979)      (3,125)    (16,498)          --    --
                                     -----------  ----------  -----------  ----------     --------   ---
      Net increase (decrease)
         in net assets resulting
         from contract transactions    1,190,396   5,707,849       43,414   8,125,970      491,857    --
                                     -----------  ----------  -----------  ----------     --------   ---
      Net increase (decrease)
         in net assets                   953,549   6,266,644    2,318,122   8,292,433      429,939    --
NET ASSETS:
   Beginning of period                 6,266,644          --    8,292,433          --           --    --
                                     -----------  ----------  -----------  ----------     --------   ---
   End of period                     $ 7,220,193  $6,266,644  $10,610,555  $8,292,433     $429,939   $--
                                     ===========  ==========  ===========  ==========     ========   ===

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                     MIST LEGG MASON PARTNERS     MIST LORD ABBETT
                                          MANAGED ASSETS           BOND DEBENTURE
                                            SUBACCOUNT                SUBACCOUNT
                                             (CLASS A)               (CLASS A)
                                     ------------------------  ----------------------
                                         2007      2006 (c)       2007      2006 (c)
                                      ----------  ----------   ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)       $   18,593  $  (54,382)  $  149,659  $  (46,782)
   Net realized gains (losses)           377,258         953       54,405       2,671
   Change in unrealized gains
      (losses) on investments           (213,538)    270,959       (8,594)    212,983
                                      ----------  ----------   ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                 182,313     217,530      195,470     168,872
                                      ----------  ----------   ----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                79,059      50,315       21,154      23,661
   Transfers from other funding
      options                             63,859   4,337,962      715,209   4,200,812
   Contract charges                       (1,290)     (1,350)        (762)       (809)
   Contract surrenders                  (105,365)    (93,707)    (221,633)   (135,709)
   Transfers to other funding
      options                            (80,450)   (202,234)    (735,471)   (153,144)
   Other receipts (payments)             (67,929)         --      (22,734)    (67,176)
                                      ----------  ----------   ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions     (112,116)  4,090,986     (244,237)  3,867,635
                                      ----------  ----------   ----------  ----------
      Net increase (decrease)
         in net assets                    70,197   4,308,516      (48,767)  4,036,507
NET ASSETS:
   Beginning of period                 4,308,516          --    4,036,507          --
                                      ----------  ----------   ----------  ----------
   End of period                      $4,378,713  $4,308,516   $3,987,740  $4,036,507
                                      ==========  ==========   ==========  ==========

                                         MIST LORD ABBETT         MIST LORD ABBETT
                                         GROWTH AND INCOME         MID-CAP VALUE
                                            SUBACCOUNT               SUBACCOUNT
                                             (CLASS B)               (CLASS B)
                                     ------------------------  ---------------------
                                         2007       2006 (c)       2007     2006 (c)
                                     -----------  -----------  -----------  --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (307,043) $  (169,137) $  (179,502) $   (663)
   Net realized gains (losses)           839,233        6,359      (33,352)      298
   Change in unrealized gains
      (losses) on investments           (502,781)   1,219,016   (1,251,102)   11,651
                                     -----------  -----------  -----------  --------
      Net increase (decrease)
         in net assets resulting
         from operations                  29,409    1,056,238   (1,463,956)   11,286
                                     -----------  -----------  -----------  --------
CONTRACT TRANSACTIONS:
   Purchase payments received
   from contract owners                  422,190      254,487      282,477     9,360
   Transfers from other funding
   options                            16,154,195   14,753,303   14,872,203    94,632
   Contract charges                       (7,313)      (3,557)      (3,641)      (14)
   Contract surrenders                  (914,445)    (222,994)    (380,700)      (27)
   Transfers to other funding
   options                            (2,388,078)    (427,718)  (1,108,221)   (8,536)
   Other receipts (payments)            (131,414)     (65,404)     (27,436)       --
                                     -----------  -----------  -----------  --------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   13,135,135   14,288,117   13,634,682    95,415
                                     -----------  -----------  -----------  --------
      Net increase (decrease)
         in net assets                13,164,544   15,344,355   12,170,726   106,701
NET ASSETS:
   Beginning of period                15,344,355           --      106,701        --
                                     -----------  -----------  -----------  --------
   End of period                     $28,508,899  $15,344,355  $12,277,427  $106,701
                                     ===========  ===========  ===========  ========

   The accompanying notes are an integral part of these financial statements.

                                          MIST MET/AIM           MIST MET/AIM          MIST MET/AIM
                                      CAPITAL APPRECIATION   CAPITAL APPRECIATION    SMALL CAP GROWTH
                                           SUBACCOUNT             SUBACCOUNT            SUBACCOUNT
                                           (CLASS A)               (CLASS E)             (CLASS A)
                                     ----------------------  --------------------  --------------------
                                       2007        2006 (c)   2007 (b)     2006      2007      2006 (c)
                                     ----------  ----------  ----------  --------  --------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (53,279) $  (30,846) $  (85,415)   $--   $  (6,399)   $ (1,853)
   Net realized gains (losses)           (4,092)    326,069      10,334     --       8,882       1,773
   Change in unrealized gains
      (losses) on investments           324,540    (341,583)    254,599     --       6,763       1,191
                                     ----------  ----------  ----------    ---   ---------    --------
      Net increase (decrease)
         in net assets resulting
         from operations                267,169     (46,360)    179,518     --       9,246       1,111
                                     ----------  ----------  ----------    ---   ---------    --------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               24,862      80,148     357,872     --      16,125      21,371
   Transfers from other funding
      options                            97,793   2,894,147   7,018,014     --     424,491     171,589
   Contract charges                        (828)       (862)     (2,145)    --        (149)        (47)
   Contract surrenders                  (87,925)   (127,104)   (153,563)    --     (47,333)       (124)
   Transfers to other funding
      options                          (141,717)    (38,026)   (607,457)    --    (153,154)     (3,738)
   Other receipts (payments)            (22,750)         --     (15,522)    --          --          --
                                     ----------  ----------  ----------    ---   ---------    --------
      Net increase (decrease)
         in net assets resulting
         from contract transactions    (130,565)  2,808,303   6,597,199     --     239,980     189,051
                                     ----------  ----------  ----------    ---   ---------    --------
      Net increase (decrease)
         in net assets                  136,604   2,761,943   6,776,717     --     249,226     190,162
NET ASSETS:
   Beginning of period                2,761,943          --          --     --     190,162          --
                                     ----------  ----------  ----------    ---   ---------    --------
   End of period                     $2,898,547  $2,761,943  $6,776,717    $--   $ 439,388    $190,162
                                     ==========  ==========  ==========    ===   =========    ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                     MIST MFS EMERGING  MIST MFS RESEARCH                            MIST NEUBERGER BERMAN
                                      MARKETS EQUITY      INTERNATIONAL         MIST MFS VALUE            REAL ESTATE
                                        SUBACCOUNT          SUBACCOUNT            SUBACCOUNT               SUBACCOUNT
                                         (CLASS A)          (CLASS B)              (CLASS A)               (CLASS A)
                                     -----------------  -----------------  ----------------------  -------------------------
                                      2007 (b)   2006     2007 (b)   2006      2007      2006 (c)      2007        2006 (c)
                                     ----------  -----  ----------  -----  ----------  ----------  -----------  ------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (70,691)  $--   $  (14,724)   $--  $ (174,151) $    1,035  $  (128,956)  $  (207,599)
   Net realized gains (losses)          108,210    --        2,006     --     272,309     336,978    1,687,251       110,595
   Change in unrealized gains
      (losses) on investments         1,139,133    --       65,605     --     358,674     409,706   (4,223,659)    3,263,550
                                     ----------   ---   ----------    ---  ----------  ----------  -----------   -----------
      Net increase (decrease)
         in net assets resulting
         from operations              1,176,652    --       52,887     --     456,832     747,719   (2,665,364)    3,166,546
                                     ----------   ---   ----------    ---  ----------  ----------  -----------   -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners              153,442    --       36,430     --     198,113     203,620      304,935       373,442
   Transfers from other funding
      options                         5,634,569    --    2,034,165     --   1,889,901   7,707,291    1,886,078    15,945,212
   Contract charges                        (972)   --         (240)    --      (2,274)     (1,982)      (4,986)       (5,793)
   Contract surrenders                 (144,427)   --      (20,060)    --    (397,118)   (280,806)    (816,985)     (396,766)
   Transfers to other funding
      options                          (797,616)   --      (67,308)    --    (970,813)   (290,136)  (3,572,093)   (1,130,589)
   Other receipts (payments)             (3,094)   --           --     --     (43,967)         --      (60,739)      (45,594)
                                     ----------   ---   ----------    ---  ----------  ----------  -----------   -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   4,841,902    --    1,982,987     --     673,842   7,337,987   (2,263,790)   14,739,912
                                     ----------   ---   ----------    ---  ----------  ----------  -----------   -----------
      Net increase (decrease)
         in net assets                6,018,554    --    2,035,874     --   1,130,674   8,085,706   (4,929,154)   17,906,458
NET ASSETS:
   Beginning of period                       --    --           --     --   8,085,706          --   17,906,458            --
                                     ----------   ---   ----------    ---  ----------  ----------  -----------   -----------
   End of period                     $6,018,554   $--   $2,035,874    $--  $9,216,380  $8,085,706  $12,977,304   $17,906,458
                                     ==========   ===   ==========    ===  ==========  ==========  ===========   ===========

   The accompanying notes are an integral part of these financial statements.

                                        MIST OPPENHEIMER     MIST PIMCO INFLATION
                                      CAPITAL APPRECIATION      PROTECTED BOND        MIST PIONEER FUND
                                           SUBACCOUNT             SUBACCOUNT              SUBACCOUNT
                                           (CLASS B)              (CLASS A)               (CLASS A)
                                     ----------------------  --------------------  ----------------------
                                        2007      2006 (c)       2007 (b)   2006      2007      2006 (c)
                                     ----------  ----------    -----------  ----   ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $ (116,761) $  (64,493)   $  (150,694)  $--   $  (13,786) $  (16,608)
   Net realized gains (losses)          432,496     (16,184)        24,102    --       59,189       1,161
   Change in unrealized gains
      (losses) on investments           335,584     167,915        810,364    --        1,961     108,210
                                     ----------  ----------    -----------   ---   ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                651,319      87,238        683,772    --       47,364      92,763
                                     ----------  ----------    -----------   ---   ----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners              488,980     712,505         45,265    --          954       7,313
   Transfers from other funding
      options                         1,288,621   5,437,258     12,489,099    --      109,093   1,298,290
   Contract charges                      (1,868)     (1,758)        (3,187)   --         (285)       (285)
   Contract surrenders                 (294,736)   (114,790)      (363,615)   --     (145,415)    (18,744)
   Transfers to other funding
      options                          (867,024)   (416,857)      (861,169)   --     (283,051)    (11,965)
   Other receipts (payments)            (72,172)    (86,889)       (13,282)   --           --          --
                                     ----------  ----------    -----------   ---   ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions     541,801   5,529,469     11,293,111    --     (318,704)  1,274,609
                                     ----------  ----------    -----------   ---   ----------  ----------
      Net increase (decrease)
         in net assets                1,193,120   5,616,707     11,976,883    --     (271,340)  1,367,372
NET ASSETS:
   Beginning of period                5,616,707          --             --    --    1,367,372          --
                                     ----------  ----------    -----------   ---   ----------  ----------
   End of period                     $6,809,827  $5,616,707    $11,976,883   $--   $1,096,032  $1,367,372
                                     ==========  ==========    ===========   ===   ==========  ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                     MIST PIONEER MID-CAP VALUE  MIST PIONEER STRATEGIC INCOME
                                             SUBACCOUNT                    SUBACCOUNT
                                             (CLASS A)                     (CLASS A)
                                     --------------------------  -----------------------------
                                          2007 (a)  2006 (c)            2007      2006 (c)
                                         ---------  --------         ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)          $    (912) $ (4,242)        $ (115,724) $  311,067
   Net realized gains (losses)              70,390     6,556             23,086       8,461
   Change in unrealized gains
      (losses) on investments              (22,913)   22,913            511,935     (29,805)
                                         ---------  --------         ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                    46,565    25,227            419,297     289,723
                                         ---------  --------         ----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                   4,944    25,261             61,431      73,463
   Transfers from other funding
      options                                3,524   460,166          1,049,246   9,487,051
   Contract charges                             --      (111)            (2,162)     (2,307)
   Contract surrenders                        (440)   (4,588)          (321,785)   (130,452)
   Transfers to other funding
      options                             (521,123)   (4,333)          (760,979)   (450,839)
   Other receipts (payments)                    --   (35,092)           (33,357)    (81,419)
                                         ---------  --------         ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions       (513,095)  441,303             (7,606)  8,895,497
                                         ---------  --------         ----------  ----------
      Net increase (decrease)
         in net assets                    (466,530)  466,530            411,691   9,185,220
NET ASSETS:
   Beginning of period                     466,530        --          9,185,220          --
                                         ---------  --------         ----------  ----------
   End of period                         $      --  $466,530         $9,596,911  $9,185,220
                                         =========  ========         ==========  ==========

                                         MIST THIRD AVENUE          MSF BLACKROCK
                                          SMALL CAP VALUE         AGGRESSIVE GROWTH
                                            SUBACCOUNT               SUBACCOUNT
                                             (CLASS B)                (CLASS D)
                                     ------------------------  ----------------------
                                         2007       2006 (c)      2007      2006 (c)
                                     -----------  -----------  ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (297,607) $   (99,480) $ (100,116) $  (60,848)
   Net realized gains (losses)           672,144       (2,289)     49,747      (9,735)
   Change in unrealized gains
      (losses) on investments         (2,462,404)     373,765     926,137     (51,592)
                                     -----------  -----------  ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations              (2,087,867)     271,996     875,768    (122,175)
                                     -----------  -----------  ----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               442,010      146,388      93,087      40,666
   Transfers from other funding
      options                         16,622,982   12,096,576     551,620   5,191,371
   Contract charges                       (8,108)      (1,758)     (1,397)     (1,400)
   Contract surrenders                (1,108,507)    (244,609)   (229,644)   (101,681)
   Transfers to other funding
      options                         (2,530,412)    (167,558)   (324,716)   (100,328)
   Other receipts (payments)             (61,732)          --     (33,630)    (19,625)
                                     -----------  -----------  ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   13,356,233   11,829,039      55,320   5,009,003
                                     -----------  -----------  ----------  ----------
      Net increase (decrease)
         in net assets                11,268,366   12,101,035     931,088   4,886,828
NET ASSETS:
   Beginning of period                12,101,035           --   4,886,828          --
                                     -----------  -----------  ----------  ----------
   End of period                     $23,369,401  $12,101,035  $5,817,916  $4,886,828
                                     ===========  ===========  ==========  ==========

   The accompanying notes are an integral part of these financial statements.


                                     MSF BLACKROCK BOND INCOME   MSF BLACKROCK MONEY MARKET      MSF FI LARGE CAP
                                           SUBACCOUNT                   SUBACCOUNT                  SUBACCOUNT
                                            (CLASS A)                   (CLASS A)                    (CLASS A)
                                     -------------------------  ----------------------------  ----------------------
                                         2007       2006 (c)         2007          2006 (c)     2007        2006 (c)
                                      ----------  ----------    ------------    ------------  ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)       $  107,100  $ (104,100)   $    835,049    $    427,746  $  (86,260) $  (61,579)
   Net realized gains (losses)            40,283       8,614              --              --     332,871     (12,487)
   Change in unrealized gains
      (losses) on investments            205,044     382,878              --              --    (148,568)    123,803
                                      ----------  ----------    ------------    ------------  ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                 352,427     287,392         835,049         427,746      98,043      49,737
                                      ----------  ----------    ------------    ------------  ----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                56,851     280,480       4,632,317       5,472,436      72,653      38,880
   Transfers from other funding
      options                            724,406   8,297,101      30,971,588      29,303,741      78,907   5,006,130
   Contract charges                       (2,792)     (2,933)         (7,170)         (6,114)     (1,377)     (1,448)
   Contract surrenders                  (420,040)   (128,907)     (6,319,569)     (1,082,926)   (292,225)    (81,878)
   Transfers to other funding
      options                           (365,389)   (452,070)    (18,346,813)    (11,000,839)   (226,509)   (147,673)
   Other receipts (payments)             (80,708)    (94,947)       (214,864)       (127,971)    (38,133)         --
                                      ----------  ----------    ------------    ------------  ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions      (87,672)  7,898,724      10,715,489      22,558,327    (406,684)  4,814,011
                                      ----------  ----------    ------------    ------------  ----------  ----------
      Net increase (decrease)
         in net assets                   264,755   8,186,116      11,550,538      22,986,073    (308,641)  4,863,748
NET ASSETS:
   Beginning of period                 8,186,116          --      22,986,073              --   4,863,748          --
                                      ----------  ----------    ------------    ------------  ----------  ----------
   End of period                      $8,450,871  $8,186,116    $ 34,536,611    $ 22,986,073  $4,555,107  $4,863,748
                                      ==========  ==========    ============    ============  ==========  ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                                MSF METLIFE AGGRESSIVE
                                        MSF FI VALUE LEADERS          ALLOCATION
                                            SUBACCOUNT                SUBACCOUNT
                                            (CLASS D)                 (CLASS B)
                                     ------------------------  -----------------------
                                        2007       2006 (c)      2007         2006 (c)
                                     -----------  -----------  ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (129,129) $  (141,256) $  (40,949) $  (20,880)
   Net realized gains (losses)         1,048,151       (5,539)     24,075      (1,689)
   Change in unrealized gains
      (losses) on investments           (661,337)     399,189      13,243     111,994
                                     -----------  -----------  ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                 257,685      252,394      (3,631)     89,425
                                     -----------  -----------  ----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               320,866      180,953      57,981      50,481
   Transfers from other funding
      options                            351,739   11,075,041     575,785   1,661,481
   Contract charges                       (3,281)      (3,406)     (1,079)       (726)
   Contract surrenders                  (315,656)    (208,579)    (35,823)    (40,728)
   Transfers to other funding
      options                           (608,769)    (189,704)   (201,104)     (4,383)
   Other receipts (payments)              (1,851)     (30,376)         --     (89,561)
                                     -----------  -----------  ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions     (256,952)  10,823,929     395,760   1,576,564
                                     -----------  -----------  ----------  ----------
      Net increase (decrease)
         in net assets                       733   11,076,323     392,129   1,665,989
NET ASSETS:
   Beginning of period                11,076,323           --   1,665,989          --
                                     -----------  -----------  ----------  ----------
   End of period                     $11,077,056  $11,076,323  $2,058,118  $1,665,989
                                     ===========  ===========  ==========  ==========

                                     MSF METLIFE CONSERVATIVE  MSF METLIFE CONSERVATIVE
                                            ALLOCATION         TO MODERATE ALLOCATION
                                            SUBACCOUNT              SUBACCOUNT
                                            (CLASS B)                (CLASS B)
                                     ------------------------  ------------------------
                                       2007       2006 (c)       2007        2006 (c)
                                      ----------  ----------   -----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)       $  (48,656) $  (33,674)  $   (60,710) $  (22,538)
   Net realized gains (losses)            60,727       5,248        59,139         (50)
   Change in unrealized gains
      (losses) on investments             65,380     143,963        47,336     111,973
                                      ----------  ----------   -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                  77,451     115,537        45,765      89,385
                                      ----------  ----------   -----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                 5,576      17,222       267,277      71,199
   Transfers from other funding
      options                            897,600   2,611,576     3,107,057   1,878,219
   Contract charges                         (393)       (351)       (1,036)       (829)
   Contract surrenders                   (75,345)    (44,508)   (1,341,761)    (11,382)
   Transfers to other funding
      options                           (800,265)     (4,759)      (76,792)     (1,602)
   Other receipts (payments)                  --          --            --     (85,875)
                                      ----------  ----------   -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions       27,173   2,579,180     1,954,745   1,849,730
                                      ----------  ----------   -----------  ----------
      Net increase (decrease)
         in net assets                   104,624   2,694,717     2,000,510   1,939,115
NET ASSETS:
   Beginning of period                 2,694,717          --     1,939,115          --
                                      ----------  ----------   -----------  ----------
   End of period                      $2,799,341  $2,694,717   $ 3,939,625  $1,939,115
                                      ==========  ==========   ===========  ==========

   The accompanying notes are an integral part of these financial statements.

                                            MSF METLIFE        MSF METLIFE MODERATE TO
                                        MODERATE ALLOCATION     AGGRESSIVE ALLOCATION    MSF MFS TOTAL RETURN
                                            SUBACCOUNT                SUBACCOUNT              SUBACCOUNT
                                             (CLASS B)                (CLASS B)               (CLASS B)
                                     ------------------------  -----------------------  ----------------------
                                         2007       2006 (c)       2007      2006 (c)      2007      2006 (c)
                                     -----------  -----------  -----------  ----------  ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (253,906) $  (141,228) $  (145,100) $  (90,249) $   (8,799) $  (51,904)
   Net realized gains (losses)           144,105      (14,208)     308,978     (32,440)    181,287       5,810
   Change in unrealized gains
      (losses) on investments            349,440      691,802       30,367     481,484    (106,545)    306,914
                                     -----------  -----------  -----------  ----------  ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                 239,639      536,366      194,245     358,795      65,943     260,820
                                     -----------  -----------  -----------  ----------  ----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               287,039      314,604      262,356     114,877     439,275      55,068
   Transfers from other funding
      options                          2,385,272   10,944,813    1,582,231   7,151,786   1,318,592   4,199,867
   Contract charges                       (3,170)      (2,456)      (2,790)     (2,017)       (888)       (881)
   Contract surrenders                  (434,510)    (197,497)    (215,285)    (63,866)   (198,893)    (54,601)
   Transfers to other funding
      options                           (856,998)    (295,564)  (1,981,551)   (474,430)   (305,811)   (260,197)
   Other receipts (payments)             (98,739)    (174,610)    (250,147)         --     (32,325)     (1,847)
                                     -----------  -----------  -----------  ----------  ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions    1,278,894   10,589,290     (605,186)  6,726,350   1,219,950   3,937,409
                                     -----------  -----------  -----------  ----------  ----------  ----------
      Net increase (decrease)
         in net assets                 1,518,533   11,125,656     (410,941)  7,085,145   1,285,893   4,198,229
NET ASSETS:
   Beginning of period                11,125,656           --    7,085,145          --   4,198,229          --
                                     -----------  -----------  -----------  ----------  ----------  ----------
   End of period                     $12,644,189  $11,125,656  $ 6,674,204  $7,085,145  $5,484,122  $4,198,229
                                     ===========  ===========  ===========  ==========  ==========  ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                                    MSF OPPENHEIMER
                                       MSF MFS TOTAL RETURN          GLOBAL EQUITY
                                            SUBACCOUNT                SUBACCOUNT
                                             (CLASS F)                 (CLASS B)
                                     ------------------------  ------------------------
                                         2007       2006 (c)       2007       2006 (c)
                                     -----------  -----------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $     7,732  $  (432,641) $  (357,805) $  (407,254)
   Net realized gains (losses)         1,410,637       42,006    1,126,445      (74,812)
   Change in unrealized gains
      (losses) on investments           (670,943)   2,583,830      822,708    2,222,408
                                     -----------  -----------  -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations                 747,426    2,193,195    1,591,348    1,740,342
                                     -----------  -----------  -----------  -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               401,822      813,564    1,181,304    1,515,439
   Transfers from other funding
      options                          1,187,260   33,494,651    1,334,790   34,564,009
   Contract charges                      (11,007)     (11,377)      (8,879)      (8,617)
   Contract surrenders                (1,123,813)    (648,058)  (1,161,257)    (456,742)
   Transfers to other funding
      options                         (2,161,949)  (1,274,183)  (4,691,124)  (2,117,664)
   Other receipts (payments)            (141,822)    (139,316)     (86,026)    (124,128)
                                     -----------  -----------  -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (1,849,509)  32,235,281   (3,431,192)  33,372,297
                                     -----------  -----------  -----------  -----------
      Net increase (decrease)
         in net assets                (1,102,083)  34,428,476   (1,839,844)  35,112,639
NET ASSETS:
   Beginning of period                34,428,476           --   35,112,639           --
                                     -----------  -----------  -----------  -----------
   End of period                     $33,326,393  $34,428,476  $33,272,795  $35,112,639
                                     ===========  ===========  ===========  ===========

                                                                   MSF WESTERN
                                        MSF T. ROWE PRICE        ASSET MANAGEMENT
                                        LARGE CAP GROWTH         HIGH YIELD BOND
                                           SUBACCOUNT               SUBACCOUNT
                                            (CLASS B)               (CLASS A)
                                     ----------------------  -----------------------
                                        2007      2006 (c)     2007 (a)    2006 (c)
                                     ----------  ----------  -----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (44,612) $  (31,862) $   712,108  $  (88,498)
   Net realized gains (losses)           50,343       6,115       58,857      13,376
   Change in unrealized gains
      (losses) on investments           164,458     194,772     (497,478)    497,478
                                     ----------  ----------  -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                170,189     169,025      273,487     422,356
                                     ----------  ----------  -----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               11,586       1,362       39,841      95,216
   Transfers from other funding
      options                           246,254   2,626,077      398,977   7,409,746
   Contract charges                        (392)       (470)         (14)     (2,551)
   Contract surrenders                 (104,152)    (51,035)     (82,306)   (152,565)
   Transfers to other funding
      options                          (115,830)   (222,432)  (7,937,563)   (376,472)
   Other receipts (payments)                 --          --      (12,154)    (75,998)
                                     ----------  ----------  -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions      37,466   2,353,502   (7,593,219)  6,897,376
                                     ----------  ----------  -----------  ----------
      Net increase (decrease)
         in net assets                  207,655   2,522,527   (7,319,732)  7,319,732
NET ASSETS:
   Beginning of period                2,522,527          --    7,319,732          --
                                     ----------  ----------  -----------  ----------
   End of period                     $2,730,182  $2,522,527  $        --  $7,319,732
                                     ==========  ==========  ===========  ==========

   The accompanying notes are an integral part of these financial statements.

                                     MSF WESTERN ASSET MANAGEMENT
                                           U.S. GOVERNMENT           PIMCO VIT REAL RETURN     PIMCO VIT TOTAL RETURN
                                              SUBACCOUNT                   SUBACCOUNT                SUBACCOUNT
                                              (CLASS A)              (ADMINISTRATIVE CLASS)    (ADMINISTRATIVE CLASS)
                                     ----------------------------  -------------------------  ------------------------
                                        2007            2006 (c)     2007 (a)        2006         2007         2006
                                     ----------        ----------  ----------    -----------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $   63,106        $  (71,714) $    103,446  $   268,708  $   749,690  $   626,122
   Net realized gains (losses)           50,596            13,736      (699,546)     260,253      (84,476)      88,236
   Change in unrealized gains
      (losses) on investments            43,861           263,997       811,182     (664,975)   1,029,439     (233,164)
                                     ----------        ----------  ------------  -----------  -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations                157,563           206,019       215,082     (136,014)   1,694,653      481,194
                                     ----------        ----------  ------------  -----------  -----------  -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               46,661            81,080        77,317      598,422      187,484    1,148,037
   Transfers from other funding
      options                           637,378         6,731,173       442,120    1,386,466    2,340,729    2,943,855
   Contract charges                      (1,916)           (2,090)           (8)      (3,451)      (7,943)      (8,449)
   Contract surrenders                 (656,978)         (161,437)     (118,544)    (408,641)  (1,352,693)    (691,486)
   Transfers to other funding
      options                          (564,902)         (462,331)  (11,870,289)  (1,138,470)  (1,913,024)  (1,278,335)
   Other receipts (payments)            (34,201)          (47,333)      (51,349)     (46,014)    (109,648)    (128,581)
                                     ----------        ----------  ------------  -----------  -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions    (573,958)        6,139,062   (11,520,753)     388,312     (855,095)   1,985,041
                                     ----------        ----------  ------------  -----------  -----------  -----------
      Net increase (decrease)
         in net assets                 (416,395)        6,345,081   (11,305,671)     252,298      839,558    2,466,235
NET ASSETS:
   Beginning of period                6,345,081                --    11,305,671   11,053,373   26,181,299   23,715,064
                                     ----------        ----------  ------------  -----------  -----------  -----------
   End of period                     $5,928,686        $6,345,081  $         --  $11,305,671  $27,020,857  $26,181,299
                                     ==========        ==========  ============  ===========  ===========  ===========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                     PIONEER AMERICA INCOME VCT  PIONEER BOND VCT
                                             SUBACCOUNT             SUBACCOUNT
                                             (CLASS II)             (CLASS II)
                                     --------------------------  ----------------
                                       2007 (d)         2006      2007 (e)   2006
                                     ------------   -----------  ----------   ---
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $    217,100   $   185,865  $   36,333   $--
   Net realized gains (losses)            (93,308)      (52,093)        656    --
   Change in unrealized gains
      (losses) on investments             208,007       (36,922)     68,283    --
                                     ------------   -----------  ----------   ---
      Net increase (decrease)
         in net assets resulting
         from operations                  331,799        96,850     105,272    --
                                     ------------   -----------  ----------   ---
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners              1,049,954     1,642,968      15,428    --
   Transfers from other funding
      options                           2,722,121     1,479,627   9,833,238    --
   Contract charges                        (3,064)       (2,377)         (2)   --
   Contract surrenders                   (313,196)     (384,720)    (75,833)   --
   Transfers to other funding
      options                         (12,254,438)   (1,599,120)   (151,884)   --
   Other receipts (payments)             (122,403)      (62,078)    (19,543)   --
                                     ------------   -----------  ----------   ---
      Net increase (decrease)
         in net assets resulting
         from contract transactions    (8,921,026)    1,074,300   9,601,404    --
                                     ------------   -----------  ----------   ---
      Net increase (decrease)
         in net assets                 (8,589,227)    1,171,150   9,706,676    --
NET ASSETS:
   Beginning of period                  8,589,227     7,418,077          --    --
                                     ------------   -----------  ----------   ---
   End of period                     $         --   $ 8,589,227  $9,706,676   $--
                                     ============   ===========  ==========   ===

                                     PIONEER CULLEN VALUE VCT  PIONEER EMERGING MARKETS VCT
                                            SUBACCOUNT                  SUBACCOUNT
                                            (CLASS II)                  (CLASS II)
                                     ------------------------  ----------------------------
                                        2007        2006           2007             2006
                                     ----------    ----------  -----------      -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (74,779)   $  (52,887) $  (213,399)     $  (128,755)
   Net realized gains (losses)           61,965        29,082    1,979,837        1,048,986
   Change in unrealized gains
      (losses) on investments           291,114       492,415    2,768,304        1,449,386
                                     ----------    ----------  -----------      -----------
      Net increase (decrease)
         in net assets resulting
         from operations                278,300       468,610    4,534,742        2,369,617
                                     ----------    ----------  -----------      -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners            2,005,898     3,035,083    1,267,341        2,921,001
   Transfers from other funding
      options                         1,115,947       865,061    2,696,282          971,810
   Contract charges                      (1,868)         (839)      (4,327)          (2,588)
   Contract surrenders                 (166,340)      (56,912)    (511,022)        (367,906)
   Transfers to other funding
      options                          (306,752)     (382,637)  (2,046,340)      (1,124,804)
   Other receipts (payments)            (19,603)           --     (132,244)        (195,327)
                                     ----------    ----------  -----------      -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   2,627,282     3,459,756    1,269,690        2,202,186
                                     ----------    ----------  -----------      -----------
      Net increase (decrease)
         in net assets                2,905,582     3,928,366    5,804,432        4,571,803
NET ASSETS:
   Beginning of period                5,354,951     1,426,585   10,762,696        6,190,893
                                     ----------    ----------  -----------      -----------
   End of period                     $8,260,533    $5,354,951  $16,567,128      $10,762,696
                                     ==========    ==========  ===========      ===========

   The accompanying notes are an integral part of these financial statements.

                                     PIONEER EQUITY INCOME VCT  PIONEER EQUITY OPPORTUNITY VCT      PIONEER FUND VCT
                                            SUBACCOUNT                   SUBACCOUNT                    SUBACCOUNT
                                            (CLASS II)                    (CLASS II)                   (CLASS II)
                                     -------------------------  ------------------------------  ------------------------
                                        2007           2006          2007 (d)         2006         2007         2006
                                     -----------   -----------  --------------   -------------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $    66,094   $    60,980     $    (9,820)  $ (1,674) $   (99,274) $   (71,730)
   Net realized gains (losses)           679,488       282,110          93,595        717      239,790      115,066
   Change in unrealized gains
      (losses) on investments           (959,180)    1,444,717         (18,944)    17,843      121,440    1,106,155
                                     -----------   -----------     -----------   --------  -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations                (213,598)    1,787,807          64,831     16,886      261,956    1,149,491
                                     -----------   -----------     -----------   --------  -----------  -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners             1,846,017     2,232,730         122,645    156,477      870,201    1,315,960
   Transfers from other funding
      options                          1,360,837     1,726,685         740,576      9,867    6,880,162      687,754
   Contract charges                       (3,996)       (3,348)           (373)       (76)      (3,079)      (3,044)
   Contract surrenders                  (443,711)     (424,128)         (9,363)      (729)    (552,260)    (562,938)
   Transfers to other funding
      options                         (1,771,616)   (1,220,798)     (1,114,099)   (18,441)    (819,925)    (391,104)
   Other receipts (payments)            (171,443)     (115,242)             --         --      (94,967)     (99,763)
                                     -----------   -----------     -----------   --------  -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions      816,088     2,195,899        (260,614)   147,098    6,280,132      946,865
                                     -----------   -----------     -----------   --------  -----------  -----------
      Net increase (decrease)
         in net assets                   602,490     3,983,706        (195,783)   163,984    6,542,088    2,096,356
NET ASSETS:
   Beginning of period                11,862,483     7,878,777         195,783     31,799   10,008,672    7,912,316
                                     -----------   -----------     -----------   --------  -----------  -----------
   End of period                     $12,464,973   $11,862,483     $        --   $195,783  $16,550,760  $10,008,672
                                     ===========   ===========     ===========   ========  ===========  ===========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                     PIONEER GLOBAL HIGH YIELD VCT   PIONEER HIGH YIELD VCT
                                               SUBACCOUNT                  SUBACCOUNT
                                               (CLASS II)                  (CLASS II)
                                     -----------------------------  ------------------------
                                        2007               2006        2007         2006
                                     ----------         ----------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  289,601         $   89,795  $   459,431  $   421,635
   Net realized gains (losses)           69,444             20,174      134,866       56,927
   Change in unrealized gains
      (losses) on investments          (395,188)            64,830      (54,625)     300,511
                                     ----------         ----------  -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations                (36,143)           174,799      539,672      779,073
                                     ----------         ----------  -----------  -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners            1,546,977          2,469,219    1,405,819    4,727,897
   Transfers from other funding
      options                           843,205            672,804    5,296,605    3,553,029
   Contract charges                      (1,151)              (332)      (3,011)      (3,291)
   Contract surrenders                 (287,550)           (17,072)    (910,047)    (650,639)
   Transfers to other funding
      options                          (418,850)          (478,191)  (7,503,133)  (3,239,433)
   Other receipts (payments)            (10,101)                --     (132,576)    (173,699)
                                     ----------         ----------  -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   1,672,530          2,646,428   (1,846,343)   4,213,864
                                     ----------         ----------  -----------  -----------
      Net increase (decrease)
         in net assets                1,636,387          2,821,227   (1,306,671)   4,992,937
NET ASSETS:
   Beginning of period                3,517,328            696,101   14,826,051    9,833,114
                                     ----------         ----------  -----------  -----------
   End of period                     $5,153,715         $3,517,328  $13,519,380  $14,826,051
                                     ==========         ==========  ===========  ===========

                                          PIONEER IBBOTSON          PIONEER IBBOTSON
                                     AGGRESSIVE ALLOCATION VCT    GROWTH ALLOCATION VCT
                                            SUBACCOUNT                 SUBACCOUNT
                                            (CLASS II)                 (CLASS II)
                                     -------------------------  -------------------------
                                        2007           2006         2007         2006
                                     ----------     ----------  ------------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (32,614)    $  (48,774) $ (1,121,019) $  (588,483)
   Net realized gains (losses)          186,759         34,007     1,983,391      115,909
   Change in unrealized gains
      (losses) on investments           (20,808)       368,587     1,225,391    4,205,295
                                     ----------     ----------  ------------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations                133,337        353,820     2,087,763    3,732,721
                                     ----------     ----------  ------------  -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners            1,032,713      2,472,776    40,554,618   51,768,686
   Transfers from other funding
      options                           126,731        481,825    10,187,395    5,930,069
   Contract charges                      (2,000)          (884)      (22,456)      (4,469)
   Contract surrenders                  (84,960)        (5,802)   (2,618,825)    (269,339)
   Transfers to other funding
      options                           (99,716)       (48,506)   (4,218,945)   1,043,771)
   Other receipts (payments)                 --             --      (152,397)          --
                                     ----------     ----------  ------------  -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions     972,768      2,899,409    43,729,390   56,381,176
                                     ----------     ----------  ------------  -----------
      Net increase (decrease)
         in net assets                1,106,105      3,253,229    45,817,153   60,113,897
NET ASSETS:
   Beginning of period                4,419,580      1,166,351    64,824,560    4,710,663
                                     ----------     ----------  ------------  -----------
   End of period                     $5,525,685     $4,419,580  $110,641,713  $64,824,560
                                     ==========     ==========  ============  ===========

   The accompanying notes are an integral part of these financial statements.

                                         PIONEER IBBOTSON
                                      MODERATE ALLOCATION VCT  PIONEER INDEPENDENCE VCT  PIONEER INTERNATIONAL VALUE VCT
                                             SUBACCOUNT               SUBACCOUNT                    SUBACCOUNT
                                            (CLASS II)                (CLASS II)                    (CLASS II)
                                     ------------------------  ------------------------  -------------------------------
                                         2007         2006         2007        2006              2007        2006
                                     -----------  -----------  -----------  ----------       -----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (545,028) $  (309,882)  $  (42,182) $  (29,716)      $   (79,991) $  (35,987)
   Net realized gains (losses)           907,494      138,418       48,691      13,876           273,517      34,026
   Change in unrealized gains
      (losses) on investments            938,264    1,936,597      109,418     123,706           293,415     408,127
                                     -----------  -----------   ----------  ----------       -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations               1,300,730    1,765,133      115,927     107,866           486,941     406,166
                                     -----------  -----------   ----------  ----------       -----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners            16,344,061   20,180,703      408,137     254,028           781,990     806,241
   Transfers from other funding
      options                          6,252,221   11,778,814      253,259     160,737         1,704,020   1,946,212
   Contract charges                      (11,848)      (3,534)        (495)       (359)           (1,295)       (708)
   Contract surrenders                (1,559,261)    (273,742)     (43,176)    (35,217)         (144,346)    (40,013)
   Transfers to other funding
      options                         (3,344,298)    (266,107)    (209,850)   (127,418)       (1,369,579)   (184,467)
   Other receipts (payments)            (343,836)    (154,507)      (4,408)     (5,296)          (30,293)    (20,998)
                                     -----------  -----------   ----------  ----------       -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   17,337,039   31,261,627      403,467     246,475           940,497   2,506,267
                                     -----------  -----------   ----------  ----------       -----------  ----------
      Net increase (decrease)
         in net assets                18,637,769   33,026,760      519,394     354,341         1,427,438   2,912,433
NET ASSETS:
   Beginning of period                37,906,944    4,880,184    1,778,174   1,423,833         4,369,095   1,456,662
                                     -----------  -----------   ----------  ----------       -----------  ----------
   End of period                     $56,544,713  $37,906,944   $2,297,568  $1,778,174       $ 5,796,533  $4,369,095
                                     ===========  ===========   ==========  ==========       ===========  ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                                    PIONEER OAK RIDGE
                                     PIONEER MID CAP VALUE VCT    LARGE CAP GROWTH VCT
                                             SUBACCOUNT                SUBACCOUNT
                                            (CLASS II)                 (CLASS II)
                                     -------------------------  -----------------------
                                         2007         2006         2007         2006
                                     -----------  -----------   ----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (148,543) $  (173,512)  $ (105,686) $   (90,484)
   Net realized gains (losses)         1,070,147    2,358,984      179,119      106,805
   Change in unrealized gains
      (losses) on investments           (602,644)  (1,250,420)     273,910        7,665
                                     -----------  -----------   ----------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations                 318,960      935,052      347,343       23,986
                                     -----------  -----------   ----------  -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners             1,096,706    2,298,225      464,225      794,697
   Transfers from other funding
      options                          1,874,593      824,473      924,404    1,464,124
   Contract charges                       (3,542)      (3,227)      (1,509)      (1,105)
   Contract surrenders                  (433,088)    (488,687)    (438,646)    (117,599)
   Transfers to other funding
      options                         (1,793,419)  (1,339,504)    (917,663)  (1,065,688)
   Other receipts (payments)             (91,342)     (18,426)     (46,207)          --
                                     -----------  -----------   ----------  -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions      649,908    1,272,854      (15,396)   1,074,429
                                     -----------  -----------   ----------  -----------
      Net increase (decrease)
         in net assets                   968,868    2,207,906      331,947    1,098,415
NET ASSETS:
   Beginning of period                10,452,814    8,244,908    5,708,645    4,610,230
                                     -----------  -----------   ----------  -----------
   End of period                     $11,421,682  $10,452,814   $6,040,592  $ 5,708,645
                                     ===========  ===========   ==========  ===========

                                                                     PIONEER SMALL AND MID CAP
                                     PIONEER REAL ESTATE SHARES VCT          GROWTH VCT
                                               SUBACCOUNT                    SUBACCOUNT
                                               (CLASS II)                    (CLASS II)
                                     ------------------------------  -------------------------
                                            2007         2006           2007 (d)      2006
                                        -----------  -----------      -----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)         $    70,655  $    49,318      $   (39,793) $  (36,284)
   Net realized gains (losses)            1,260,317      617,734          646,306       8,449
   Change in unrealized gains
      (losses) on investments            (3,590,805)   1,863,546         (250,221)    137,346
                                        -----------  -----------      -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                 (2,259,833)   2,530,598          356,292     109,511
                                        -----------  -----------      -----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                1,454,258    2,255,687          137,529     485,259
   Transfers from other funding
      options                             1,182,464    1,287,071          595,324      36,309
   Contract charges                          (2,880)      (2,793)            (560)       (392)
   Contract surrenders                     (486,564)    (223,500)         (75,764)    (43,539)
   Transfers to other funding
      options                            (3,159,590)  (1,170,566)      (3,257,540)    (50,278)
   Other receipts (payments)                (61,386)    (146,404)         (16,626)         --
                                        -----------  -----------      -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions      (1,073,698)   1,999,495       (2,617,637)    427,359
                                        -----------  -----------      -----------  ----------
      Net increase (decrease)
         in net assets                   (3,333,531)   4,530,093       (2,261,345)    536,870
NET ASSETS:
   Beginning of period                   11,118,216    6,588,123        2,261,345   1,724,475
                                        -----------  -----------      -----------  ----------
   End of period                        $ 7,784,685  $11,118,216      $        --  $2,261,345
                                        ===========  ===========      ===========  ==========

   The accompanying notes are an integral part of these financial statements.

                                     PIONEER SMALL CAP VALUE VCT  PIONEER STRATEGIC INCOME VCT     PIONEER VALUE VCT
                                              SUBACCOUNT                   SUBACCOUNT                  SUBACCOUNT
                                              (CLASS II)                   (CLASS II)                  (CLASS II)
                                     ---------------------------  ----------------------------  -----------------------
                                           2007        2006             2007         2006         2007 (d)      2006
                                       -----------  ----------      -----------  -----------    -----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)        $  (107,353) $ (114,713)     $   692,530  $   576,131    $    65,735  $  (94,591)
   Net realized gains (losses)           1,770,844     289,914           98,975       46,364        771,582     343,489
   Change in unrealized gains
      (losses) on investments           (2,363,206)    522,393          104,962      128,927       (839,576)    416,845
                                       -----------  ----------      -----------  -----------    -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                  (699,715)    697,594          896,467      751,422         (2,259)    665,743
                                       -----------  ----------      -----------  -----------    -----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                 789,804   1,788,456        2,877,348    3,742,454        196,969     775,250
   Transfers from other funding
      options                              455,525   1,804,887        2,642,452    2,017,657        458,414     243,237
   Contract charges                         (2,095)     (1,703)          (6,062)      (5,418)        (2,222)     (2,146)
   Contract surrenders                    (462,460)   (163,801)      (1,203,399)  (1,233,770)      (243,576)   (355,280)
   Transfers to other funding
      options                             (940,063)   (931,256)      (1,430,767)  (1,161,335)    (6,396,255)   (189,772)
   Other receipts (payments)               (42,858)    (58,791)        (801,236)    (219,089)       (82,850)    (75,500)
                                       -----------  ----------      -----------  -----------    -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions       (202,147)  2,437,792        2,078,336    3,140,499     (6,069,520)    395,789
                                       -----------  ----------      -----------  -----------    -----------  ----------
      Net increase (decrease)
         in net assets                    (901,862)  3,135,386        2,974,803    3,891,921     (6,071,779)  1,061,532
NET ASSETS:
   Beginning of period                   7,796,608   4,661,222       19,447,230   15,555,309      6,071,779   5,010,247
                                       -----------  ----------      -----------  -----------    -----------  ----------
   End of period                       $ 6,894,746  $7,796,608      $22,422,033  $19,447,230    $        --  $6,071,779
                                       ===========  ==========      ===========  ===========    ===========  ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                     PUTNAM VT INTERNATIONAL EQUITY  PUTNAM VT SMALL CAP VALUE
                                               SUBACCOUNT                    SUBACCOUNT
                                               (CLASS IB)                    (CLASS IB)
                                     ------------------------------  -------------------------
                                            2007 (a)    2006           2007 (a)        2006
                                           ---------  --------       ------------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)            $  16,024  $ (8,164)      $     (7,937) $  (218,591)
   Net realized gains (losses)               282,070    26,433          2,725,377    1,449,694
   Change in unrealized gains
      (losses) on investments               (240,847)  134,511         (1,726,958)     739,196
                                           ---------  --------       ------------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations                      57,247   152,780            990,482    1,970,299
                                           ---------  --------       ------------  -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                       512     2,309             61,685      801,368
   Transfers from other funding
      options                                  1,330    43,978             90,997      856,065
   Contract charges                               --      (119)               (18)      (5,127)
   Contract surrenders                        (6,044)  (24,754)           (80,291)    (370,314)
   Transfers to other funding
      options                               (776,602)  (63,667)       (16,048,838)  (1,034,201)
   Other receipts (payments)                      --        --                 --      (60,124)
                                           ---------  --------       ------------  -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions         (780,804)  (42,253)       (15,976,465)     187,667
                                           ---------  --------       ------------  -----------
      Net increase (decrease)
         in net assets                      (723,557)  110,527        (14,985,983)   2,157,966
NET ASSETS:
   Beginning of period                       723,557   613,030         14,985,983   12,828,017
                                           ---------  --------       ------------  -----------
   End of period                           $      --  $723,557       $         --  $14,985,983
                                           =========  ========       ============  ===========

                                      VAN KAMPEN LIT COMSTOCK  VAN KAMPEN LIT ENTERPRISE
                                            SUBACCOUNT                 SUBACCOUNT
                                            (CLASS II)                 (CLASS II)
                                     ------------------------  -------------------------
                                         2007         2006           2007      2006
                                     -----------  -----------      --------  --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $   (52,709) $   (90,768)     $ (3,160) $ (2,763)
   Net realized gains (losses)           569,162      888,734         2,861       911
   Change in unrealized gains
      (losses) on investments         (1,080,467)     970,506        18,831     9,908
                                     -----------  -----------      --------  --------
      Net increase (decrease)
         in net assets resulting
         from operations                (564,014)   1,768,472        18,532     8,056
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               606,814      695,369           636       636
   Transfers from other funding
      options                            565,970      511,715         3,577     4,844
   Contract charges                       (3,381)      (3,698)          (16)      (15)
   Contract surrenders                  (427,146)    (424,238)       (1,974)   (1,920)
   Transfers to other funding
      options                         (1,989,405)  (1,042,727)       (5,610)   (1,251)
   Other receipts (payments)             (73,281)     (95,450)           --        --
                                     -----------  -----------      --------  --------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (1,320,429)    (359,029)       (3,387)    2,294
                                     -----------  -----------      --------  --------
      Net increase (decrease)
         in net assets                (1,884,443)   1,409,443        15,145    10,350
NET ASSETS:
   Beginning of period                14,495,677   13,086,234       174,717   164,367
                                     -----------  -----------      --------  --------
   End of period                     $12,611,234  $14,495,677      $189,862  $174,717
                                     ===========  ===========      ========  ========

   The accompanying notes are an integral part of these financial statements.

          METLIFE OF CT SEPARATE ACCOUNT ELEVEN FOR VARIABLE ANNUITIES
                   OF METLIFE INSURANCE COMPANY OF CONNECTICUT
                        NOTES TO THE FINANCIAL STATEMENTS

1. ORGANIZATION

MetLife of CT Separate Account Eleven for Variable Annuities (the "Separate Account"), a separate account of MetLife Insurance Company of Connecticut (the "Company"), was established by the Company's Board of Directors on November 14, 2002 to support operations of the Company with respect to certain variable annuity contracts (the "Contracts"). The Company is a direct wholly-owned subsidiary of MetLife, Inc., a Delaware corporation. The Separate Account is registered as a unit investment trust under the Investment Company Act of 1940, as amended, and exists in accordance with the regulations of the Connecticut Department of Insurance.

The Separate Account is divided into Subaccounts, each of which is treated as an individual accounting entity for financial reporting purposes. Each Subaccount invests in shares of the corresponding portfolio, series, or fund (with the same name) of registered investment management companies (the "Trusts") which are presented below:

AIM Variable Insurance Funds ("AIM V.I.")
The Alger American Fund ("Alger American")
American Funds Insurance Series ("American Funds")
Credit Suisse Trust
Dreyfus Investment Portfolios ("Dreyfus")
Dreyfus Socially Responsible Growth Fund, Inc. ("Dreyfus Socially Responsible") Dreyfus Variable Investment Fund ("Dreyfus VIF")
DWS Investments VIT Funds ("DWS VIT")
DWS Variable Series I ("DWS I")
DWS Variable Series II ("DWS II")
Fidelity Variable Insurance Products Fund ("Fidelity VIP")
Franklin Templeton Variable Insurance Products Trust ("FTVIPT")
Janus Aspen Series ("Janus Aspen")
Legg Mason Partners Variable Equity Trust ("LMPVET")
Legg Mason Partners Variable Income Trust ("LMPVIT")
Met Investors Series Trust ("MIST")
Metropolitan Series Fund, Inc. ("MSF")
PIMCO Variable Insurance Trust ("PIMCO VIT")
Pioneer Variable Contracts Trust ("Pioneer")
Van Kampen Life Investment Trust ("Van Kampen LIT")

The assets of the Separate Account are registered in the name of the Company. Under applicable insurance law, the assets and liabilities of the Separate Account are clearly identified and distinguished from the Company's other assets and liabilities. The portion of the Separate Account's assets applicable to the Contracts is not chargeable with liabilities arising out of any other business the Company may conduct.

Purchase payments applied to the Separate Account are invested in one or more Subaccounts in accordance with the selection made by the contract owner. The following Subaccounts were available for investment as of December 31, 2007 (the share class indicated in parentheses is that of the portfolio, series, or fund in which the Subaccount invests):

AIM V.I. Mid Cap Core Equity Subaccount (Series II)
AIM V.I. Utilities Subaccount (Series I)
Alger American Leveraged AllCap Subaccount (Class S)
American Funds Global Growth Subaccount (Class 2)
American Funds Growth-Income Subaccount (Class 2)
American Funds Growth Subaccount (Class 2)
Credit Suisse Trust Global Small Cap Subaccount
Dreyfus MidCap Stock Subaccount (Service Shares)
Dreyfus Socially Responsible Growth Subaccount (Service Shares)
Dreyfus VIF Appreciation Subaccount (Initial Shares)
Dreyfus VIF Developing Leaders Subaccount (Initial Shares)
DWS VIT Equity 500 Index Subaccount (Class B)
DWS VIT RREEF Real Estate Securities Subaccount (Class B)
DWSI Global Opportunities Subaccount (Class B)
DWSII Balanced Subaccount (Class B)
DWSI Bond Subaccount (Class B)
DWSI Capital Growth Subaccount (Class B)
DWSI Growth & Income Subaccount (Class B)
DWSI Health Care Subaccount (Class B)

1. ORGANIZATION

DWSII International Subaccount (Class B)
DWSII Strategic Income Subaccount (Class B)
DWSII Blue Chip Subaccount (Class B)
DWSII Conservative Allocation Subaccount (Class B)
DWSII Core Fixed Income Subaccount (Class B)
DWSII Davis Venture Value Subaccount (Class B)
DWSII Dreman High Return Equity Subaccount (Class B)
DWSII Dreman Small Mid Cap Value Subaccount (Class B)
DWSII Global Thematic Subaccount (Class B)
DWSII Government & Agency Securities Subaccount (Class B)
DWSII Growth Allocation Subaccount (Class B)
DWSII High Income Subaccount (Class B)
DWSII International Select Equity Subaccount (Class B)
DWSII Janus Growth & Income Subaccount (Class B)
DWSII Large Cap Value Subaccount (Class B)
DWSII Mid Cap Growth Subaccount (Class B)
DWSII Moderate Allocation Subaccount (Class B)
DWSII Money Market Subaccount (Class B)
DWSII Small Cap Growth Subaccount (Class B)
DWSII Technology Subaccount (Class B)
DWSII Turner Mid Cap Growth Subaccount (Class B)
Fidelity VIP Contrafund Subaccount (Service Class 2)
Fidelity VIP Dynamic Capital Appreciation Subaccount (Service Class 2) Fidelity VIP Mid Cap Subaccount (Service Class 2)
FTVIPT Franklin Rising Dividends Securities Subaccount (Class 2) FTVIPT Franklin Small Mid-Cap Growth Securities Subaccount (Class 2) FTVIPT Templeton Developing Markets Securities Subaccount (Class 2) FTVIPT Templeton Foreign Securities Subaccount (Class 2)
Janus Aspen Global Life Sciences Subaccount (Service Shares)
Janus Aspen Global Technology Subaccount (Service Shares)
Janus Aspen Worldwide Growth Subaccount (Service Shares)
LMPVET Aggressive Growth Subaccount (Class I)
LMPVET Aggressive Growth Subaccount (Class II)
LMPVET Appreciation Subaccount (Class I)
LMPVET Equity Index Subaccount (Class II)
LMPVET Fundamental Value Subaccount (Class I)
LMPVET Investors Subaccount (Class I)
LMPVET Large Cap Growth Subaccount (Class I)
LMPVET Small Cap Growth Subaccount (Class I)
LMPVET Social Awareness Subaccount
LMPVET Capital and Income Subaccount (Class II)
LMPVIT Adjustable Rate Income Subaccount
MIST Batterymarch Mid-Cap Stock Subaccount (Class A)
MIST BlackRock High Yield Subaccount (Class A)
MIST BlackRock Large-Cap Core Subaccount (Class E)
MIST Dreman Small-Cap Value Subaccount (Class A)
MIST Harris Oakmark International Subaccount (Class A)
MIST Janus Forty Subaccount (Class A)
MIST Lazard Mid-Cap Subaccount (Class B)

1. ORGANIZATION

MIST Legg Mason Partners Managed Assets Subaccount (Class A)
MIST Lord Abbett Bond Debenture Subaccount (Class A)
MIST Lord Abbett Growth and Income Subaccount (Class B)
MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
MIST Met/AIM Capital Appreciation Subaccount (Class A)
MIST Met/AIM Capital Appreciation Subaccount (Class E)
MIST Met/AIM Small Cap Growth Subaccount (Class A)
MIST MFS Emerging Markets Equity Subaccount (Class A)
MIST MFS Research International Subaccount (Class B)
MIST MFS Value Subaccount (Class A)
MIST Neuberger Berman Real Estate Subaccount (Class A)
MIST Oppenheimer Capital Appreciation Subaccount (Class B)
MIST PIMCO Inflation Protected Bond Subaccount (Class A)
MIST Pioneer Fund Subaccount (Class A)
MIST Pioneer Strategic Income Subaccount (Class A)
MIST Third Avenue Small Cap Value Subaccount (Class B)
MSF BlackRock Aggressive Growth Subaccount (Class D)
MSF BlackRock Bond Income Subaccount (Class A)
MSF BlackRock Money Market Subaccount (Class A)
MSF FI Large Cap Subaccount (Class A)
MSF FI Value Leaders Subaccount (Class D)
MSF MetLife Aggressive Allocation Subaccount (Class B)
MSF MetLife Conservative Allocation Subaccount (Class B)
MSF MetLife Conservative to Moderate Allocation Subaccount (Class B) MSF MetLife Moderate Allocation Subaccount (Class B)
MSF MetLife Moderate to Aggressive Allocation Subaccount (Class B) MSF MFS Total Return Subaccount (Class B)
MSF MFS Total Return Subaccount (Class F)
MSF Oppenheimer Global Equity Subaccount (Class B)
MSF T. Rowe Price Large Cap Growth Subaccount (Class B)
MSF Western Asset Management U.S. Government Subaccount (Class A) PIMCO VIT Total Return Subaccount (Administrative Class)
Pioneer Bond VCT Subaccount (Class II)
Pioneer Cullen Value VCT Subaccount (Class II)
Pioneer Emerging Markets VCT Subaccount (Class II)
Pioneer Equity Income VCT Subaccount (Class II)
Pioneer Fund VCT Subaccount (Class II)
Pioneer Global High Yield VCT Subaccount (Class II)
Pioneer High Yield VCT Subaccount (Class II)
Pioneer Ibbotson Aggressive Allocation VCT Subaccount (Class II) Pioneer Ibbotson Growth Allocation VCT Subaccount (Class II)
Pioneer Ibbotson Moderate Allocation VCT Subaccount (Class II) Pioneer Independence VCT Subaccount (Class II)
Pioneer International Value VCT Subaccount (Class II)
Pioneer Mid Cap Value VCT Subaccount (Class II)
Pioneer Oak Ridge Large Cap Growth VCT Subaccount (Class II)
Pioneer Real Estate Shares VCT Subaccount (Class II)
Pioneer Small Cap Value VCT Subaccount (Class II)
Pioneer Strategic Income VCT Subaccount (Class II)
Van Kampen LIT Comstock Subaccount (Class II)
Van Kampen LIT Enterprise Subaccount (Class II)

1. ORGANIZATION

The following Subaccounts ceased operations during the year ended December 31, 2007:

AIM V.I. Capital Appreciation Subaccount
Credit Suisse Trust Emerging Markets Subaccount
LMPVPI All Cap Subaccount
LMPVPII Growth and Income Subaccount
LMPVPI Large Cap Growth Subaccount
LMPVPII Aggressive Growth Subaccount
LMPVPI Total Return Subaccount
Lord Abbett Growth and Income Subaccount
Lord Abbett Mid Cap Value Subaccount
MIST Pioneer Mid-Cap Value Subaccount
MSF Western Asset Management High Yield Bond Subaccount
PIMCO VIT Real Return Subaccount
Pioneer America Income VCT Subaccount
Pioneer Equity Opportunity VCT Subaccount
Pioneer Small and Mid Cap Growth VCT Subaccount
Pioneer Value VCT Subaccount
Putnam VT International Equity Subaccount
Putnam VT Small Cap Value Subaccount

The operations of the Subaccounts were affected by the following changes that occurred during the year ended December 31, 2007:

NAME CHANGES:

OLD NAME                                             NEW NAME
--------                                             --------
Legg Mason Partners Variable Multiple Discipline     Legg Mason Partners Variable Capital and Income
   Portfolio - Balanced All Cap Growth and Value        Portfolio
Legg Mason Partners Variable Social Awareness Stock  Legg Mason Partners Variable Social Awareness
   Portfolio                                            Portfolio
Janus Capital Appreciation Portfolio                 Janus Forty Portfolio
Pioneer Growth Shares VCT Portfolio                  Pioneer Independence VCT Portfolio

Mergers:

OLD NAME                                             NEW NAME
--------                                             --------
Legg Mason Partners Variable All Cap Portfolio       Legg Mason Partners Variable Fundamental Value Portfolio
Legg Mason Partners Variable Large Cap Growth        Legg Mason Partners Variable III Large Cap Growth
   Portfolio I                                          Portfolio
Legg Mason Partners Variable Total Return Portfolio  Legg Mason Partners Variable Multiple Discipline
                                                        Portfolio - Balanced All Cap Growth and Value
Legg Mason Partners Variable Aggressive Growth       Legg Mason Partners Variable III Aggressive Growth Portfolio
   Portfolio II
Legg Mason Partners Variable Growth and Income       Legg Mason Partners Variable Appreciation Portfolio
   Portfolio
Pioneer Mid-Cap Value Portfolio                      Lazard Mid-Cap Portfolio
Western Asset Management High Yield Bond Portfolio   BlackRock High Yield Portfolio
Pioneer America Income VCT Portfolio                 Pioneer Bond Fund VCT Portfolio
Pioneer Value VCT Portfolio                          Pioneer Fund VCT Portfolio

1. ORGANIZATION

SUBSTITUTIONS:

OLD NAME                                        NEW NAME
--------                                        --------
AIM V.I. Capital Appreciation Fund              Met/AIM Capital Appreciation Portfolio
Credit Suisse Trust Emerging Markets Portfolio  MFS Emerging Markets Equity Portfolio
Lord Abbett Series Growth and Income Portfolio  Lord Abbett Growth and Income Portfolio
Lord Abbett Series Mid Cap Value Portfolio      Lord Abbett Mid-Cap Value Portfolio
PIMCO VIT Real Return Portfolio                 PIMCO Inflation Protected Bond Portfolio
Putnam VT International Equity Fund             MFS Research International Portfolio
Putnam VT Small Cap Value Fund                  Third Avenue Small Cap Value Portfolio

PORTFOLIO SHARE CLASS EXCHANGE:

OLD PORTFOLIO                                   NEW PORTFOLIOLIO
-------------                                   ----------------
BlackRock Large-Cap Core Portfolio (ClassA)     BlackRock Large-Cap Core Portfolio (ClassE)

LIQUIDATIONS:

Pioneer Equity Opportunity VCT Portfolio
Pioneer Small and Mid Cap Growth VCT Portfolio

This report is prepared for the general information of contract owners and is not an offer of units of the Separate Account or shares of the Separate Account's underlying investments. It should not be used in connection with any offer except in conjunction with the prospectus for the Separate Account products offered by the Company and the prospectus of the underlying portfolio, series, or fund which collectively contain all the pertinent information, including additional information on charges and expenses.

2. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements included herein have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") for variable annuity separate accounts registered as unit investment trusts.

VALUATION OF INVESTMENTS

Investments are reported at fair value and are based on the net asset value per share as determined by the underlying assets of the portfolio, series, or fund of the Trusts, which value their investment securities at fair value. Changes in fair value are recorded in the statement of operations.

SECURITY TRANSACTIONS

Security transactions are recorded on a trade date basis. Realized gains and losses on the sales of investments are computed on the basis of the average cost of the investment sold. Income from dividends and realized gain distributions are recorded on the ex-distribution date.

FEDERAL INCOME TAXES

The operations of the Separate Account form a part of the total operations of the Company and are not taxed separately. The Company is taxed as a life insurance company under the provisions of the Internal Revenue Code ("IRC"). Under the current provisions of the IRC, the Company does not expect to incur federal income taxes on the earnings of the Separate Account to the extent the earnings are credited under the Contracts. Accordingly, no charge is being made currently to the Separate Account for federal income taxes. The Company will periodically review the status of this policy in the event of changes in the tax law. A charge may be made in future years for any federal income taxes that would be attributable to the Contracts.

2. SIGNIFICANT ACCOUNTING POLICIES

ANNUITY PAYOUTS

Net assets allocated to Contracts in the payout period are computed according to industry standard mortality tables. The assumed investment return is 3.0 percent. The mortality risk is fully borne by the Company and may result in additional amounts being transferred into the Separate Account by the Company to cover greater longevity of annuitants than expected. Conversely, if amounts allocated exceed amounts required, transfers may be made to the Company.

PURCHASE PAYMENTS

Purchase payments received from contract owners by the Company are credited as accumulation units as of the end of the valuation period in which received, as provided in the prospectus.

NET TRANSFERS

The contract owner has the opportunity to transfer funds between Subaccounts within the Separate Account or the fixed account, which is an investment option in the Company's general account.

OTHER RECEIPTS (PAYMENTS)

Included in "other receipts (payments)" in the statements of changes in net assets are primarily contract benefits which have been re-deposited with the Company and distributions for payouts.

USE OF ESTIMATES

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect amounts reported herein. Actual results could differ from these estimates.

ADOPTION OF NEW ACCOUNTING PRONOUNCEMENT

Effective January 1, 2007, the Company adopted Financial Accounting Standards Board ("FASB") Interpretation ("FIN") No. 48, ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES -- AN INTERPRETATION OF FASB STATEMENT NO. 109 ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income tax recognized in a company's financial statements. FIN 48 requires companies to determine whether it is "more likely than not" that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. It also provides guidance on the recognition, measurement, and classification of income tax uncertainties, along with any related interest and penalties. Previously recorded income tax benefits that no longer meet this standard are required to be charged to earnings in the period that such determination is made. The adoption of FIN 48 had no impact on the financial statements of the Separate Account.

FUTURE ADOPTION OF NEW ACCOUNTING PRONOUNCEMENT

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, FAIR VALUE MEASUREMENTS ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value under GAAP and requires enhanced disclosures about fair value measurements. SFAS 157 does not require additional fair value measurements. The pronouncement is effective for fiscal years beginning after November 15, 2007. The guidance in SFAS 157 will be applied prospectively with certain exceptions. The Company believes the adoption of SFAS 157 will have no material impact on the financial statements of the Separate Account.

3. EXPENSES AND RELATED PARTY TRANSACTIONS

The following annual Separate Account charges are asset-based charges and assessed through a daily reduction in unit values which are recorded as expenses in the accompanying statement of operations:

     MORTALITY AND EXPENSE RISK -- The mortality risk assumed by the Company is the risk that those insured may die sooner than anticipated and therefore, the Company will pay an aggregate amount of death benefits greater than anticipated. The expense risk assumed is where expenses incurred in issuing and administering the Contracts will exceed the amounts realized from the administrative charges assessed against the Contracts. In addition, the charge compensates the Company for the risk that the investor may live longer than estimated and the Company would be obligated to pay more in income payments than anticipated.

3. EXPENSES AND RELATED PARTY TRANSACTIONS

     ADMINISTRATIVE -- The Company has responsibility for the administration of the Contracts and the Separate Account. Generally, the administrative charge is related to the maintenance, including distribution, of each contract and the Separate Account.

     ENHANCED STEPPED-UP PROVISION -- For an additional charge, the total death benefit payable may be increased based on the earnings in the Contracts.

     GUARANTEED MINIMUM WITHDRAWAL BENEFIT -- For an additional charge, the Company will guarantee the periodic return on the investment.

     GUARANTEED MINIMUM WITHDRAWAL BENEFIT FOR LIFE -- For an additional charge, the Company will guarantee payments for life after certain conditions are met.

     GUARANTEED MINIMUM ACCUMULATION BENEFIT -- For an additional charge, the Company will guarantee that the contract value will not be less than a guaranteed minimum amount at the end of a specified number of years.

     The table below represents the range of effective annual rates for each respective charge for the year ended December 31, 2007:

Mortality and Expense Risk                       1.40% - 1.75%
Administrative                                   0.15%
Enhanced Stepped-Up Provision                    0.20%
Guaranteed Minimum Withdrawal Benefit            0.25% - 1.00%
Guaranteed Minimum Withdrawal Benefit for Life   0.65% - 0.80%
Guaranteed Minimum Accumulation Benefit          0.40% - 0.50%

     The above referenced charges may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designation of the charge or associated with a particular contract.

A contract administrative charge of $40 is assessed on an annual basis for Contracts with a value of less than 100,000. In addition, most Contracts impose a surrender charge which ranges from 0% to 8% if the contract is partially or fully surrendered within the specified surrender charge period. These charges are assessed through the redemption of units and are recorded as contract charges in the accompanying statements of changes in net assets.

Certain investments in various portfolios, series, or funds of the MIST and MSF Trusts hold shares which are managed by Met Investors Advisory, LLC and MetLife Advisers, LLC, respectively. Both act in the capacity of investment advisor and are affiliates of the Company.

4. STATEMENT OF INVESTMENTS

                                                                                           FOR THE YEAR ENDED
                                                            AS OF DECEMBER 31, 2007        DECEMBER 31, 2007
                                                            -----------------------  -----------------------------
                                                                          MARKET        COST OF        PROCEEDS
                                                              SHARES     VALUE ($)   PURCHASES ($)  FROM SALES ($)
                                                            ----------  -----------  -------------  --------------
AIM V.I. Mid Cap Core Equity Subaccount
   (Series II) (Cost $2,626,796)                               197,622    2,855,634       467,503        594,210
AIM V.I. Utilities Subaccount (Series I) (Cost $2,128,291)     113,909    2,730,393       728,933        720,635
AIM V.I. Capital Appreciation Subaccount
   (Series II) (Cost $0) (a)                                        --           --       231,957      6,425,274
Alger American Leveraged AllCap Subaccount
   (Class S) (Cost $2,990,625)                                  74,069    4,041,927     1,610,222        576,054
American Funds Global Growth Subaccount
   (Class 2) (Cost $18,067,887)                                962,865   24,071,615     4,522,465      2,612,560
American Funds Growth-Income Subaccount
   (Class 2) (Cost $39,070,498)                              1,064,559   44,988,255     3,457,747      6,024,548
American Funds Growth Subaccount
   (Class 2) (Cost $44,049,325)                                836,160   55,788,573     6,060,868      7,735,621
Credit Suisse Trust Emerging Markets Subaccount
   (Cost $0) (a)                                                    --           --       165,346      5,442,723
Credit Suisse Trust Global Small Cap Subaccount
   (Cost $580,848)                                              48,629      684,699       136,148        303,737
Dreyfus MidCap Stock Subaccount (Service Shares)
   (Cost $4,789,923)                                           286,972    4,433,720     1,015,116      1,237,105
Dreyfus Socially Responsible Growth Subaccount
   (Service Shares) (Cost $228,996)                              9,248      279,745        20,403         57,361
Dreyfus VIF Appreciation Subaccount
   (Initial Shares) (Cost $1,922,532)                           53,506    2,400,273       106,368        358,093
Dreyfus VIF Developing Leaders Subaccount
   (Initial Shares) (Cost $8,884,396)                          223,841    7,239,029     1,524,519        826,576
DWS VIT Equity 500 Index Subaccount
   (Class 2) (Cost $4,789,510)                                 355,350    5,511,473     1,243,933      1,031,954
DWS VIT RREEF Real Estate Securities Subaccount
   (Class B) (Cost $5,208,028)                                 318,968    5,103,483     1,818,012      1,214,310
DWSI Global Opportunities Subaccount
   (Class B) (Cost $2,941,602)                                 211,292    3,807,476       989,105        568,561
DWSII Balanced Subaccount
   (Class B) (Cost $3,280,266)                                 149,220    3,697,679       181,169        593,778
DWSI Bond Subaccount
   (Class B) (Cost $532,382)                                    75,643      526,477       878,154        492,974
DWSI Capital Growth Subaccount
   (Class B) (Cost $6,672,726)                                 391,147    7,944,200       908,322      1,858,212
DWSI Growth & Income Subaccount
   (Class B) (Cost $5,526,020)                                 568,434    6,122,033       321,486      1,080,938
DWSI Health Care Subaccount
   (Class B) (Cost $2,417,747)                                 200,915    2,893,172       475,780        403,291
DWSII International Subaccount
   (Class B) (Cost $4,327,000)                                 386,717    5,793,025       574,974        780,162
DWSII Strategic Income Subaccount
   (Class B) (Cost $4,592,431)                                 405,333    4,714,018     1,122,088      1,370,904
DWSII Blue Chip Subaccount
   (Class B) (Cost $5,667,329)                                 402,558    5,881,372     2,775,152      2,261,324
DWSII Conservative Allocation Subaccount
   (Class B) (Cost $10,263,791)                                931,464   11,019,224     1,265,724      1,464,132
DWSII Core Fixed Income Subaccount
   (Class B) (Cost $6,677,188)                                 569,382    6,718,704       949,439        466,131
DWSII Davis Venture Value Subaccount
   (Class B) (Cost $8,208,141)                                 700,802   10,210,680     1,452,786      1,208,956
DWSII Dreman High Return Equity Subaccount
   (Class B) (Cost $16,039,123)                              1,216,768   17,533,632     1,744,229      2,660,319

4. STATEMENT OF INVESTMENTS

                                                                                           FOR THE YEAR ENDED
                                                            AS OF DECEMBER 31, 2007        DECEMBER 31, 2007
                                                            -----------------------  -----------------------------
                                                                          MARKET        COST OF        PROCEEDS
                                                              SHARES     VALUE ($)   PURCHASES ($)  FROM SALES ($)
                                                            ----------  -----------  -------------  --------------
DWSII Dreman Small Mid Cap Value Subaccount
   (Class B) (Cost $7,763,884)                                 405,524    8,142,916     1,932,296      1,999,084
DWSII Global Thematic Subaccount
   (Class B) (Cost $4,341,506)                                 317,714    4,975,405     1,788,048        862,392
DWSII Government & Agency Securities Subaccount
   (Class B) (Cost $1,451,436)                                 121,168    1,496,424     3,100,004      3,200,409
DWSII Growth Allocation Subaccount
   (Class B) (Cost $15,715,899)                              1,406,559   17,863,295     1,487,202      2,202,573
DWSII High Income Subaccount
   (Class B) (Cost $5,128,842)                                 632,238    4,937,779     1,227,439      1,570,138
DWSII International Select Equity Subaccount
   (Class B) (Cost $4,976,471)                                 380,793    6,359,240     2,145,265        995,267
DWSII Janus Growth & Income Subaccount
   (Class B) (Cost $1,748,020)                                 179,017    2,243,087       141,595        491,609
DWSII Large Cap Value Subaccount
   (Class B) (Cost $2,553,750)                                 165,542    3,178,408       536,009        449,316
DWSII Mid Cap Growth Subaccount
   (Class B) (Cost $813,775)                                    72,232      964,295       343,149        329,320
DWSII Moderate Allocation Subaccount
   (Class B) (Cost $15,434,855)                              1,403,975   17,240,810     1,865,897      1,932,735
DWSII Money Market Subaccount
   (Class B) (Cost $4,766,123)                               4,766,123    4,766,123     9,749,847      9,886,621
DWSII Small Cap Growth Subaccount
   (Class B) (Cost $2,701,690)                                 213,368    3,151,441       552,959        611,521
DWSII Technology Subaccount
   (Class B) (Cost $1,382,806)                                 146,537    1,543,034       604,442        363,475
DWSII Turner Mid Cap Growth Subaccount
   (Class B) (Cost $2,073,336)                                 210,927    2,585,960       584,890        435,391
Fidelity VIP Contrafund Subaccount
   (Service Class 2) (Cost $26,539,926)                        945,780   25,971,107     8,852,706      2,351,914
Fidelity VIP Dynamic Capital Appreciation Subaccount
   (Service Class 2) (Cost $1,312,397)                         165,320    1,484,573       411,064        412,352
Fidelity VIP Mid Cap Subaccount
   (Service Class 2) (Cost $25,943,086)                        860,831   30,671,393     4,397,684      3,103,392
FTVIPT Franklin Rising Dividends Securities Subaccount
   (Class 2) (Cost $12,486,703)                                700,565   13,499,890     2,477,706      2,554,446
FTVIPT Franklin Small Mid-Cap Growth Securities
   Subaccount (Class 2) (Cost $6,644,180)                      319,947    7,329,984     3,108,901      1,032,722
FTVIPT Templeton Developing Markets Securities
   Subaccount (Class 2) (Cost $11,804,957)                   1,097,833   17,565,342     4,300,851      3,467,409
FTVIPT Templeton Foreign Securities Subaccount
   (Class 2) (Cost $16,473,447)                              1,076,048   21,789,963     4,067,504      3,640,258
Janus Aspen Global Life Sciences Subaccount
   (Service Shares) (Cost $227,373)                             26,745      305,965        75,377         54,355
Janus Aspen Global Technology Subaccount
   (Service Shares) (Cost $2,476,060)                          551,469    2,856,610     1,714,230        106,812
Janus Aspen Worldwide Growth Subaccount
   (Service Shares) (Cost $229,287)                              8,278      289,994        62,248         43,361
LMPVET Aggressive Growth Subaccount
   (Class I) (Cost $7,498,545) (b)                             441,783    7,205,488     8,796,560      1,284,149
LMPVET Aggressive Growth Subaccount
   (Class II) (Cost $7,229,950) (b)                            426,178    6,942,448     7,869,060        628,817
LMPVET Appreciation Subaccount
   (Class I) (Cost $1,735,626) (b)                              62,439    1,645,885     1,914,540        182,465

4. STATEMENT OF INVESTMENTS

                                                                                           FOR THE YEAR ENDED
                                                            AS OF DECEMBER 31, 2007        DECEMBER 31, 2007
                                                            -----------------------  -----------------------------
                                                                          MARKET        COST OF        PROCEEDS
                                                              SHARES     VALUE ($)   PURCHASES ($)  FROM SALES ($)
                                                            ----------  -----------  -------------  --------------
LMPVET Equity Index Subaccount
   (Class II) (Cost $11,493,278)                               390,288   13,109,760     1,377,305      1,522,397
LMPVET Fundamental Value Subaccount
   (Class I) (Cost $5,062,224) (b)                             211,658    4,590,855     5,316,619        251,193
LMPVET Investors Subaccount
   (Class I) (Cost $2,601,036)                                 186,448    3,080,115       194,714        209,190
LMPVET Large Cap Growth Subaccount
   (Class I) (Cost $2,428,610) (b)                             146,990    2,440,026     2,671,822        245,769
LMPVET Small Cap Growth Subaccount
   (Class I) (Cost $4,395,761)                                 327,460    4,921,726       488,240        635,289
LMPVET Social Awareness Subaccount
   (Cost $974,341)                                              40,795    1,016,608       187,633         26,779
LMPVPI All Cap Subaccount (Class I) (Cost $0) (a)                   --           --       271,447      4,816,249
LMPVPI All Cap Subaccount (Class II) (Cost $0) (a)                  --           --        33,341        259,004
LMPVPII Growth and Income Subaccount
   (Class I) (Cost $0) (a)                                          --           --        95,849      1,777,473
LMPVPI Large Cap Growth Subaccount
   (Class I) (Cost $0) (a)                                          --           --        37,865      2,771,192
LMPVPII Aggressive Growth Subaccount
   (Class I) (Cost $0) (a)                                          --           --       187,654      8,967,989
LMPVPII Aggressive Growth Subaccount
   (Class II) (Cost $0) (a)                                         --           --       327,003      7,715,462
LMPVET Capital and Income Subaccount
   (Class II) (Cost $5,556,066) (b)                            385,003    4,785,578     5,929,987        377,285
LMPVIT Adjustable Rate Income Subaccount
   (Cost $2,556,242)                                           254,367    2,424,118       202,749        645,273
LMPVPI Total Return Subaccount
   (Class II) (Cost $0) (a)                                         --           --       357,223      4,747,424
Lord Abbett Growth and Income Subaccount
   (Class VC) (Cost $0) (a)                                          --           --       104,826     15,802,246
Lord Abbett Mid-Cap Value Subaccount
   (Class VC) (Cost $0) (a)                                         --           --        51,049     14,470,403
MIST Batterymarch Mid-Cap Stock Subaccount
   (Class A) (Cost $5,850,617)                                 293,272    5,296,486       990,766        579,530
MIST BlackRock High Yield Subaccount
   (Class A) (Cost $11,934,432)                              1,423,152   11,726,776     8,494,567      1,507,108
MIST BlackRock Large-Cap Core Subaccount
   (Class E) (Cost $4,213,711) (b)                             384,145    4,252,489     5,261,150      1,063,173
MIST BlackRock Large-Cap Core Subaccount
   (Class A) (Cost $0) (a)                                          --           --       366,888      5,201,278
MIST Dreman Small-Cap Value Subaccount
   (Class A) (Cost $500,293)                                    36,778      499,083       447,523        308,831
MIST Harris Oakmark International Subaccount
   (Class A) (Cost $7,449,747)                                 418,145    7,221,372     3,183,797      1,453,779
MIST Janus Forty Subaccount
   (Class A) (Cost $9,352,334)                                 126,623   10,612,239     2,360,774      1,023,928
MIST Lazard Mid-Cap Subaccount
   (Class B) (Cost $484,603) (b)                                35,538      430,006       510,219         24,414
MIST Legg Mason Partners Managed Assets
   Subaccount (Class A) (Cost $4,322,000)                      255,211    4,379,421       601,925        327,365
MIST Lord Abbett Bond Debenture Subaccount
   (Class A) (Cost $3,783,995)                                 315,787    3,988,384       937,368      1,026,407
MIST Lord Abbett Growth and Income Subaccount
   (Class B) (Cost $27,796,760)                                993,830   28,512,995    16,934,987      3,409,546

4. STATEMENT OF INVESTMENTS

                                                                                           FOR THE YEAR ENDED
                                                            AS OF DECEMBER 31, 2007        DECEMBER 31, 2007
                                                            -----------------------  -----------------------------
                                                                          MARKET        COST OF        PROCEEDS
                                                              SHARES     VALUE ($)   PURCHASES ($)  FROM SALES ($)
                                                            ----------  -----------  -------------  --------------
MIST Lord Abbett Mid-Cap Value Subaccount
   (Class B) (Cost $13,518,861)                                630,360   12,279,411    14,914,867      1,405,604
MIST Met/AIM Capital Appreciation Subaccount
   (Class A) (Cost $2,916,053)                                 239,984    2,899,011       123,272        299,901
MIST Met/AIM Capital Appreciation Subaccount
   (Class E) (Cost $6,523,175) (b)                             570,040    6,777,774     7,227,851        715,009
MIST Met/AIM Small Cap Growth Subaccount
   (Class A) (Cost $431,505)                                    29,573      439,458       441,525        205,055
MIST MFS Emerging Markets Equity Subaccount
   (Class A) (Cost $4,880,371) (b)                             418,602    6,019,504     5,738,288        966,128
MIST MFS Research International Subaccount
   (Class B) (Cost $1,970,586) (b)                             142,192    2,036,191     2,042,873         74,293
MIST MFS Value Subaccount
   (Class A) (Cost $8,449,486)                                 612,890    9,217,868     1,951,003      1,283,386
MIST Neuberger Berman Real Estate Subaccount
   (Class A) (Cost $13,939,422)                                921,826   12,979,313     2,874,787      3,877,052
MIST Oppenheimer Capital Appreciation Subaccount
   (Class B) (Cost $6,307,392)                                 690,760    6,810,890     1,867,621      1,070,737
MIST PIMCO Inflation Protected Bond Subaccount
   (Class A) (Cost $11,168,410) (b)                          1,092,954   11,978,775    12,280,476      1,136,168
MIST Pioneer Fund Subaccount
   (Class A) (Cost $986,031)                                    71,976    1,096,201       156,126        488,589
MIST Pioneer Mid-Cap Value Subaccount
   (Class A) (Cost $0) (a)                                          --           --        79,074        524,058
MIST Pioneer Strategic Income Subaccount
   (Class A) (Cost $9,116,299)                                 957,927    9,598,429       956,618      1,079,406
MIST Third Avenue Small Cap Value Subaccount
   (Class B) (Cost $25,461,732)                              1,490,631   23,373,093    17,364,562      3,518,511
MSF BlackRock Aggressive Growth Subaccount
   (Class D) (Cost $4,944,278)                                 203,029    5,818,822       583,550        627,946
MSF BlackRock Bond Income Subaccount
   (Class A) (Cost $7,864,278)                                  75,662    8,452,200       883,451        863,688
MSF BlackRock Money Market Subaccount
   (Class A) (Cost $34,542,169)                                345,420   34,542,169    28,574,018     17,020,448
MSF FI Large Cap Subaccount
   (Class A) (Cost $4,580,617)                                 310,767    4,555,852       450,542        619,244
MSF FI Value Leaders Subaccount
   (Class D) (Cost $11,340,999)                                 56,588   11,078,851     1,715,953      1,074,158
MSF MetLife Aggressive Allocation Subaccount
   (Class B) (Cost $1,933,243)                                 163,242    2,058,480       606,889        248,786
MSF MetLife Conservative Allocation Subaccount
   (Class B) (Cost $2,590,480)                                 251,783    2,799,822       902,008        921,992
MSF MetLife Conservative to Moderate Allocation
   Subaccount (Class B) (Cost $3,780,946)                      341,739    3,940,255     3,363,178      1,461,939
MSF MetLife Moderate Allocation Subaccount
   (Class B) (Cost $11,605,056)                              1,057,383   12,646,298     2,534,493      1,489,802
MSF MetLife Moderate to Aggressive Allocation
   Subaccount (Class B) (Cost $6,163,439)                      539,200    6,675,290     1,968,207      2,708,040
MSF MFS Total Return Subaccount
   (Class B) (Cost $5,284,670)                                  35,843    5,485,040     1,878,473        521,109
MSF MFS Total Return Subaccount
   (Class F) (Cost $31,418,813)                                217,215   33,331,699     2,913,970      3,618,006
MSF Oppenheimer Global Equity Subaccount
   (Class B) (Cost $30,232,981)                              1,908,148   33,278,095     2,326,141      5,586,653

4. STATEMENT OF INVESTMENTS

                                                                                           FOR THE YEAR ENDED
                                                            AS OF DECEMBER 31, 2007        DECEMBER 31, 2007
                                                            -----------------------  -----------------------------
                                                                          MARKET        COST OF        PROCEEDS
                                                              SHARES     VALUE ($)   PURCHASES ($)  FROM SALES ($)
                                                            ----------  -----------  -------------  --------------
MSF T. Rowe Price Large Cap Growth Subaccount
   (Class B) (Cost $2,371,380)                                 166,501    2,730,610       265,855        250,141
MSF Western Asset Management High Yield Bond
   Subaccount (Class A) (Cost $0) (a)                               --           --     1,134,308      7,953,467
MSF Western Asset Management U.S. Government
   Subaccount (Class A) (Cost $5,621,668)                      474,742    5,929,526       771,086      1,281,688
PIMCO VIT Real Return Subaccount
   (Administrative Class) (Cost $0) (a)                             --           --       555,292     11,973,789
PIMCO VIT Total Return Subaccount
   (Administrative Class) (Cost $26,818,099)                 2,576,340   27,025,149     2,707,246      2,811,138
Pioneer America Income VCT Subaccount
   (Class II) (Cost $0) (c)                                         --           --     3,836,126     12,540,940
Pioneer Bond VCT Subaccount
   (Class II) (Cost $9,639,907) (d)                            893,128    9,708,191     9,904,035        264,783
Pioneer Cullen Value VCT Subaccount
   (Class II) (Cost $7,434,146)                                609,277    8,261,796     3,097,274        549,345
Pioneer Emerging Markets VCT Subaccount
   (Class II) (Cost $10,523,440)                               382,496   16,569,716     4,344,911      1,922,275
Pioneer Equity Income VCT Subaccount
   (Class II) (Cost $11,508,088)                               521,843   12,466,829     3,307,595      2,016,416
Pioneer Equity Opportunity VCT Subaccount
   (Class II) (Cost $0) (c)                                         --           --       921,575      1,107,836
Pioneer Fund VCT Subaccount
   (Class II) (Cost $14,608,360)                               645,106   16,553,420     7,434,591      1,252,158
Pioneer Global High Yield VCT Subaccount
   (Class II) (Cost $5,482,688)                                534,671    5,154,571     2,704,642        669,347
Pioneer High Yield VCT Subaccount
   (Class II) (Cost $13,622,025)                             1,224,753   13,521,455     7,205,719      8,584,369
Pioneer Ibbotson Aggressive Allocation VCT Subaccount
   (Class II) (Cost $5,125,520)                                440,713    5,526,540     1,361,739        259,353
Pioneer Ibbotson Growth Allocation VCT Subaccount
   (Class II) (Cost $105,046,041)                            8,917,158  110,661,932    47,957,674      3,881,577
Pioneer Ibbotson Moderate Allocation VCT Subaccount
   (Class II) (Cost $53,544,719)                             4,712,892   56,554,705    21,836,322      4,438,636
Pioneer Independence VCT Subaccount
   (Class II) (Cost $1,944,740)                                148,638    2,297,936       639,208        277,745
Pioneer International Value VCT Subaccount
   (Class II) (Cost $4,861,347)                                311,690    5,797,434     2,183,464      1,279,250
Pioneer Mid Cap Value VCT Subaccount
   (Class II) (Cost $12,771,072)                               597,147   11,423,418     4,073,375      2,346,082
Pioneer Oak Ridge Large Cap Growth VCT Subaccount
   (Class II) (Cost $5,330,785)                                463,309    6,041,552     1,318,227      1,414,801
Pioneer Real Estate Shares VCT Subaccount
   (Class II) (Cost $8,686,228)                                332,020    7,785,868     3,129,909      3,143,310
Pioneer Small and Mid Cap Growth VCT Subaccount
   (Class II) (Cost $0) (c)                                         --           --     1,302,303      3,360,499
Pioneer Small Cap Value VCT Subaccount
   (Class II) (Cost $8,166,182)                                537,895    6,895,810     3,048,226      1,493,412
Pioneer Strategic Income VCT Subaccount
   (Class II) (Cost $22,496,042)                             2,070,700   22,425,511     5,482,330      2,594,109
Pioneer Value VCT Subaccount
   (Class II) (Cost $0) (c)                                         --           --     1,177,973      6,745,637
Putnam VT International Equity Subaccount
   (Class IB) (Cost $0) (a)                                         --           --       108,666        785,626

4. STATEMENT OF INVESTMENTS

                                                                                           FOR THE YEAR ENDED
                                                            AS OF DECEMBER 31, 2007        DECEMBER 31, 2007
                                                            -----------------------  -----------------------------
                                                                          MARKET        COST OF        PROCEEDS
                                                              SHARES     VALUE ($)   PURCHASES ($)  FROM SALES ($)
                                                            ----------  -----------  -------------  --------------
Putnam VT Small Cap Value Subaccount
   (Class IB) (Cost $0) (a)                                         --           --     1,781,210     16,109,776
Van Kampen LIT Comstock Subaccount
   (Class II) (Cost $12,026,098)                               914,004   12,613,255     1,468,063      2,527,773
Van Kampen LIT Enterprise Subaccount
   (Class II) (Cost $138,627)                                   10,870      189,891         4,344         10,881

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

5. FINANCIAL HIGHLIGHTS

The following is a summary of unit values and units outstanding for the Contracts, net investment income ratios, and expense ratios, excluding expenses for the underlying portfolio, series, or fund for each of the five years in the period ended December 31, 2007.

                                                       AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                                ------------------------------- ------------------------------------------------
                                                       UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                 UNITS   LOWEST TO   NET ASSETS     INCOME        LOWEST TO        LOWEST TO
                                                (000s)  HIGHEST ($)    ($000s)    RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                                ------ ------------- ---------- ------------- ---------------- -----------------
AIM V.I. Mid Cap Core Equity               2007  1,764 1.280 - 1.728     2,855       0.05        1.55 - 2.60         6.40 - 7.60
   Subaccount (Series II)                  2006  1,823 1.203 - 1.606     2,776       0.73        1.55 - 2.60         3.21 - 9.25
                                           2005  1,720 1.112 - 1.470     2,462       0.34        1.55 - 2.60         4.60 - 5.68
                                           2004  1,071 1.067 - 1.391     1,478       0.05        1.55 - 2.50        0.40 - 11.82
                                           2003    204 1.240 - 1.244       253         --        1.55 - 2.10        2.73 - 10.78

AIM V.I. Utilities                         2007  1,270 1.594 - 2.195     2,730       1.94        1.55 - 2.60        8.89 - 18.78
   Subaccount (Series I)                   2006  1,342 1.356 - 1.848     2,436       3.78        1.55 - 2.60       22.27 - 23.53
                                           2005  1,223 1.109 - 1.496     1,802       3.16        1.55 - 2.60      (4.01) - 15.08
                                           2004    525 1.201 - 1.300       677       1.03        1.55 - 2.45       15.48 - 21.44
                                           2003     67 1.064 - 1.068        71       1.93        1.70 - 2.30        6.29 - 12.00

AIM V.I. Capital Appreciation              2007     -- 1.223 - 1.527        --         --        1.55 - 2.60         6.16 - 6.63
   Subaccount (Series II) (a)              2006  4,167 1.152 - 1.432     5,783         --        1.55 - 2.60         3.41 - 4.45
                                           2005  3,728 1.114 - 1.371     5,008         --        1.55 - 2.60        5.79 - 15.98
                                           2004  2,380 1.053 - 1.283     3,034         --        1.55 - 2.60      (0.17) - 12.70
                                           2003     76 1.221 - 1.225        93         --        1.55 - 2.10       (0.16) - 8.99

Alger American Leveraged AllCap            2007  2,017 1.713 - 2.061     4,041         --        1.55 - 2.65      (1.42) - 31.11
   Subaccount (Class S)                    2006  1,428 1.319 - 1.572     2,198         --        1.55 - 2.55       11.13 - 17.14
                                           2005    967 1.138 - 1.342     1,272         --        1.55 - 2.55        7.67 - 18.75
                                           2004    505 1.067 - 1.194       596         --        1.55 - 2.45         2.25 - 6.13
                                           2003     82 1.120 - 1.123        92         --        1.70 - 2.10       (0.09) - 1.73

American Funds Global Growth               2007 11,775 1.622 - 2.221    24,068       2.73        1.55 - 2.60       11.86 - 13.09
   Subaccount (Class 2)                    2006 11,328 1.450 - 1.964    20,624       0.87        1.55 - 2.60       17.31 - 18.53
                                           2005  9,664 1.236 - 1.657    15,033       0.67        1.55 - 2.60       11.15 - 13.63
                                           2004  4,145 1.112 - 1.475     6,038       0.21        1.55 - 2.60        7.00 - 15.54
                                           2003    126 1.313 - 1.320       166       0.01        1.55 - 2.30        5.55 - 20.27

American Funds Growth-Income               2007 28,911 1.260 - 1.670    44,981       1.47        1.55 - 2.60         2.36 - 3.47
   Subaccount (Class 2)                    2006 31,310 1.231 - 1.614    47,376       1.58        1.55 - 2.60       12.22 - 13.42
                                           2005 29,868 1.097 - 1.423    40,223       1.66        1.55 - 2.60         1.72 - 4.17
                                           2004 12,151 1.063 - 1.366    16,338       2.20        1.55 - 2.60        3.46 - 11.03
                                           2003    296 1.249 - 1.257       371       2.55        1.55 - 2.50        6.26 - 15.31

American Funds Growth                      2007 31,127 1.443 - 1.916    55,780       0.76        1.55 - 2.60        9.48 - 10.62
   Subaccount (Class 2)                    2006 33,890 1.318 - 1.732    55,144       0.80        1.55 - 2.60         7.33 - 8.52
                                           2005 32,712 1.228 - 1.596    49,587       0.83        1.55 - 2.60        6.98 - 14.41
                                           2004 13,782 1.084 - 1.395    19,011       0.39        1.55 - 2.60        7.86 - 17.62
                                           2003    379 1.251 - 1.259       476       0.33        1.55 - 2.50        3.55 - 14.08

Credit Suisse Trust Emerging Markets       2007     -- 1.640 - 2.801        --         --        1.55 - 2.65         4.39 - 4.79
   Subaccount (a)                          2006  2,017 1.570 - 2.673     5,065       0.55        1.55 - 2.65       29.03 - 30.45
                                           2005  1,918 1.215 - 2.049     3,679       0.85        1.55 - 2.65        8.00 - 30.59
                                           2004    614 1.163 - 1.626       949       0.39        1.55 - 2.50       11.80 - 23.60
                                           2003     61 1.318 - 1.321        80         --        1.70 - 2.10         4.27 - 7.05

5. FINANCIAL HIGHLIGHTS

                                                       AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                                ------------------------------- ------------------------------------------------
                                                       UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                 UNITS   LOWEST TO   NET ASSETS     INCOME        LOWEST TO        LOWEST TO
                                                (000s)  HIGHEST ($)    ($000s)    RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                                ------ ------------- ---------- ------------- ---------------- -----------------
Credit Suisse Trust Global Small Cap       2007    423 1.317 - 1.738       685         --        1.55 - 2.65     (6.46) - (5.44)
   Subaccount                              2006    504 1.408 - 1.838       883         --        1.55 - 2.65       10.26 - 12.60
                                           2005    447 1.277 - 1.649       697         --        1.55 - 2.65        8.91 - 18.65
                                           2004    295 1.131 - 1.442       417         --        1.55 - 2.45        0.99 - 18.31
                                           2003     11 1.237 - 1.240        13         --        1.70 - 2.10       (0.16) - 6.26

Dreyfus MidCap Stock                       2007  3,080 1.109 - 1.499     4,433       0.30        1.55 - 2.65     (1.29) - (0.20)
   Subaccount (Service Shares)             2006  3,562 1.122 - 1.502     5,177       0.17        1.55 - 2.65         4.91 - 6.00
                                           2005  3,582 1.069 - 1.417     4,927         --        1.55 - 2.65      (1.00) - 12.43
                                           2004  2,376 1.114 - 1.321     3,082       0.38        1.55 - 2.65        4.18 - 19.40
                                           2003    224 1.168 - 1.173       263       0.32        1.70 - 2.50        1.30 - 14.47

Dreyfus Socially Responsible Growth        2007    213 1.165 - 1.360       280       0.27        1.55 - 2.65         4.67 - 5.84
   Subaccount (Service Shares)             2006    239 1.113 - 1.285       297         --        1.55 - 2.65         6.10 - 7.35
                                           2005    244 1.049 - 1.197       283       0.22        1.55 - 2.65         1.20 - 6.78
                                           2004     66 1.167 - 1.174        77       0.12        1.70 - 2.10         2.01 - 4.17
                                           2003     64 1.125 - 1.127        72         --        1.70 - 1.95         2.83 - 6.12

Dreyfus VIF Appreciation                   2007  1,683 1.239 - 1.506     2,400       1.56        1.55 - 2.50         4.50 - 5.46
   Subaccount (Initial Shares)             2006  1,850 1.185 - 1.428     2,519       1.56        1.55 - 2.50       13.59 - 14.70
                                           2005  1,820 1.042 - 1.245     2,177       0.01        1.55 - 2.50         1.76 - 2.72
                                           2004    874 1.022 - 1.212     1,048       3.31        1.55 - 2.50         2.02 - 5.46
                                           2003    123 1.167 - 1.170       144       1.57        1.70 - 2.15        4.93 - 10.30

Dreyfus VIF Developing Leaders             2007  5,952 0.986 - 1.313     7,238       0.75        1.55 - 2.60   (13.36) - (12.41)
   Subaccount (Initial Shares)             2006  6,138 1.138 - 1.499     8,580       0.40        1.55 - 2.60         1.07 - 2.18
                                           2005  5,911 1.126 - 1.467     8,236         --        1.55 - 2.60         2.35 - 4.19
                                           2004  2,867 1.093 - 1.408     3,977       0.44        1.55 - 2.50        7.85 - 16.61
                                           2003     98 1.276 - 1.285       125       0.04        1.55 - 2.50      (0.47) - 14.12

DWS VIT Equity 500 Index                   2007  4,714 1.155 - 1.179     5,511       1.14        1.55 - 2.45         2.30 - 3.24
   Subaccount (Class 2)                    2006  4,482 1.129 - 1.142     5,093       0.80        1.55 - 2.45        3.57 - 13.41
                                           2005  4,582 1.004 - 1.007     4,608         --        1.55 - 2.45         0.40 - 0.70

DWS VIT RREEF Real Estate Securities       2007  2,881 1.426 - 1.830     5,103       0.86        1.55 - 2.65   (18.51) - (17.64)
   Subaccount (Class B)                    2006  2,994 1.750 - 2.222     6,472         --        1.55 - 2.65       33.49 - 34.99
                                           2005  3,081 1.311 - 1.646     4,952       2.59        1.55 - 2.65      (1.69) - 17.37
                                           2004  2,085 1.211 - 1.501     3,104       0.29        1.55 - 2.50        1.92 - 35.53
                                           2003    217 1.163 - 1.165       252         --        1.70 - 2.10        9.91 - 13.67

DWSI Global Opportunities                  2007  1,780 1.722 - 2.278     3,807       1.00        1.55 - 2.65         6.08 - 7.25
   Subaccount (Class B)                    2006  1,696 1.619 - 2.124     3,375       0.93        1.55 - 2.50       18.87 - 20.00
                                           2005  1,726 1.361 - 1.770     2,877       0.33        1.55 - 2.50        3.71 - 16.22
                                           2004    826 1.195 - 1.523     1,225         --        1.55 - 2.50        2.72 - 20.75
                                           2003     63 1.252 - 1.253        79         --        1.95 - 2.10        7.19 - 11.79

DWSII Balanced                             2007  2,997 1.143 - 1.269     3,697       2.97        1.55 - 2.50         1.84 - 2.75
   Subaccount (Class B)                    2006  3,359 1.122 - 1.235     4,050       2.19        1.55 - 2.50         5.97 - 8.14
                                           2005  3,989 1.047 - 1.142     4,471       1.82        1.55 - 2.50         0.48 - 4.74
                                           2004  2,374 1.032 - 1.116     2,622       0.47        1.55 - 2.50         2.23 - 5.55
                                           2003     40 1.062 - 1.065        43         --        1.70 - 2.10         0.09 - 5.14

5. FINANCIAL HIGHLIGHTS

                                                       AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                                ------------------------------- ------------------------------------------------
                                                       UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                 UNITS   LOWEST TO   NET ASSETS     INCOME        LOWEST TO        LOWEST TO
                                                (000s)  HIGHEST ($)    ($000s)    RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                                ------ ------------- ---------- ------------- ---------------- -----------------
DWSI Bond                                  2007    508 1.024 - 1.047       526       6.28        1.55 - 2.40         0.39 - 2.25
   Subaccount (Class B)                    2006    164 1.011 - 1.024       167       3.60        1.55 - 2.40         1.81 - 2.71
                                           2005     52 0.993 - 0.997        51         --        1.55 - 2.40       (1.00) - 0.91

DWSI Capital Growth                        2007  5,507 1.228 - 1.488     7,943       0.26        1.55 - 2.65      (1.15) - 10.47
   Subaccount (Class B)                    2006  6,117 1.123 - 1.347     8,019       0.20        1.55 - 2.65       (0.46) - 6.48
                                           2005  3,509 1.100 - 1.265     4,338       0.22        1.55 - 2.65        3.48 - 11.97
                                           2004    792 1.055 - 1.184       929       0.08        1.55 - 2.45         3.27 - 5.73
                                           2003     66 1.114 - 1.117        74         --        1.70 - 2.10        2.76 - 10.19

DWSI Growth & Income                       2007  4,547 1.124 - 1.411     6,121       0.87        1.55 - 2.65     (1.71) - (0.56)
   Subaccount (Class B)                    2006  5,105 1.142 - 1.419     6,944       0.56        1.55 - 2.65        0.83 - 11.56
                                           2005  3,621 1.106 - 1.272     4,463       0.86        1.55 - 2.65         3.07 - 9.45
                                           2004  2,537 1.080 - 1.222     3,053       0.16        1.55 - 2.50        1.60 - 10.43
                                           2003    102 1.127 - 1.129       115         --        1.70 - 2.10         4.83 - 9.41

DWSI Health Care                           2007  2,035 1.222 - 1.490     2,893         --        1.55 - 2.65        9.88 - 11.11
   Subaccount (Class B)                    2006  2,070 1.110 - 1.341     2,653         --        1.55 - 2.65         1.37 - 4.20
                                           2005  2,153 1.077 - 1.287     2,657         --        1.55 - 2.65         0.00 - 8.95
                                           2004  1,239 1.037 - 1.210     1,477         --        1.55 - 2.65       (1.95) - 7.57
                                           2003    101 1.122 - 1.123       113         --        1.95 - 2.10         7.06 - 7.57

DWSII International                        2007  2,826 1.739 - 2.151     5,792       1.99        1.55 - 2.65       11.26 - 12.50
   Subaccount (Class B)                    2006  2,931 1.563 - 1.912     5,373       1.60        1.55 - 2.65        2.54 - 23.51
                                           2005  1,833 1.280 - 1.548     2,772       1.25        1.55 - 2.65        3.79 - 17.79
                                           2004  1,332 1.137 - 1.359     1,788       0.37        1.55 - 2.50        3.22 - 15.28
                                           2003     53 1.184 - 1.185        62         --        1.90 - 2.10        9.33 - 15.61

DWSII Strategic Income                     2007  4,106 1.120 - 1.207     4,713       5.81        1.55 - 2.65         2.25 - 3.45
   Subaccount (Class B)                    2006  4,484 1.093 - 1.173     5,005       4.22        1.55 - 2.65         5.92 - 7.10
                                           2005  4,407 1.031 - 1.100     4,617       6.60        1.55 - 2.65       (1.00) - 0.83
                                           2004  2,492 1.037 - 1.058     2,605         --        1.55 - 2.65        1.65 - 10.64
                                           2003    268 0.983 - 0.985       263         --        1.95 - 2.30         2.50 - 3.69

DWSII Blue Chip                            2007  3,729 1.326 - 1.639     5,880       0.68        1.55 - 2.65         0.45 - 1.55
   Subaccount (Class B)                    2006  3,736 1.316 - 1.614     5,850       0.47        1.55 - 2.65       12.15 - 13.42
                                           2005  3,865 1.171 - 1.423     5,358       0.49        1.55 - 2.65         4.28 - 8.38
                                           2004  2,316 1.109 - 1.318     3,006       0.04        1.55 - 2.65        1.56 - 14.41
                                           2003    113 1.155 - 1.156       131         --        1.90 - 2.10        5.19 - 15.48

DWSII Conservative Allocation              2007  9,308 1.099 - 1.203    11,017       1.99        1.55 - 2.55         2.04 - 3.08
   Subaccount (Class B)                    2006  9,737 1.077 - 1.167    11,228       1.02        1.55 - 2.55         6.11 - 7.16
                                           2005  6,416 1.015 - 1.089     6,925         --        1.55 - 2.55         1.12 - 3.35
                                           2004  2,298 1.056 - 1.060     2,431         --        1.55 - 2.45         1.54 - 4.75

DWSII Core Fixed Income                    2007  6,432 1.007 - 1.077     6,718       3.83        1.55 - 2.65         0.30 - 2.11
   Subaccount (Class B)                    2006  6,082 0.997 - 1.060     6,243       3.26        1.55 - 2.65         1.22 - 2.36
                                           2005  6,450 0.985 - 1.041     6,499       3.03        1.55 - 2.65       (1.70) - 0.78
                                           2004  5,115 0.993 - 1.015     5,159       0.48        1.55 - 2.65         0.20 - 3.86
                                           2003    189 0.986 - 0.990       186         --        1.70 - 2.30         1.12 - 3.02

5. FINANCIAL HIGHLIGHTS

                                                       AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                                ------------------------------- ------------------------------------------------
                                                       UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                 UNITS   LOWEST TO   NET ASSETS     INCOME        LOWEST TO        LOWEST TO
                                                (000s)  HIGHEST ($)    ($000s)    RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                                ------ ------------- ---------- ------------- ---------------- -----------------
DWSII Davis Venture Value                  2007  6,710 1.281 - 1.581    10,209       0.32        1.55 - 2.65         1.43 - 2.53
   Subaccount (Class B)                    2006  6,525 1.263 - 1.542     9,723       0.26        1.55 - 2.65       11.38 - 12.64
                                           2005  6,219 1.134 - 1.369     8,265       0.34        1.55 - 2.65         2.89 - 8.00
                                           2004  4,121 1.068 - 1.273     5,180       0.01        1.55 - 2.50         1.94 - 9.48
                                           2003    185 1.156 - 1.160       214         --        1.70 - 2.30        5.65 - 16.06

DWSII Dreman High Return Equity            2007 11,712 1.138 - 1.547    17,531       1.06        1.55 - 2.65     (4.77) - (3.67)
   Subaccount (Class B)                    2006 12,289 1.194 - 1.606    19,166       1.21        1.55 - 2.65       15.11 - 16.40
                                           2005  8,634 1.036 - 1.380    11,585       1.11        1.55 - 2.65         1.07 - 6.28
                                           2004  4,520 1.113 - 1.304     5,841       0.28        1.55 - 2.65        3.20 - 14.51
                                           2003    182 1.159 - 1.164       212         --        1.70 - 2.50        5.63 - 19.06

DWSII Dreman Small Mid Cap Value           2007  4,202 1.306 - 2.067     8,142       0.59        1.55 - 2.65       (0.07) - 1.13
   Subaccount (Class B)                    2006  4,783 1.305 - 2.044     9,263       0.38        1.55 - 2.65       21.35 - 22.62
                                           2005  4,743 1.075 - 1.667     7,470       0.30        1.55 - 2.65       (0.87) - 9.34
                                           2004  2,539 1.165 - 1.542     3,800       0.17        1.55 - 2.65        2.35 - 23.90
                                           2003    201 1.244 - 1.246       250         --        1.70 - 2.10        9.60 - 20.66

DWSII Global Thematic                      2007  2,430 1.540 - 2.137     4,975       0.24        1.55 - 2.60         3.15 - 4.24
   Subaccount (Class B)                    2006  2,262 1.493 - 2.050     4,473       0.18        1.55 - 2.60       11.58 - 27.65
                                           2005  1,912 1.343 - 1.606     2,960         --        1.55 - 2.60       10.48 - 21.70
                                           2004  1,176 1.123 - 1.332     1,532       0.44        1.55 - 2.50        2.72 - 18.68
                                           2003    109 1.179 - 1.180       128         --        1.95 - 2.10         7.08 - 8.16

DWSII Government & Agency Securities       2007  1,408 1.032 - 1.089     1,496       4.15        1.55 - 2.65         2.69 - 3.93
   Subaccount (Class B)                    2006  1,537 1.005 - 1.054     1,581       3.22        1.55 - 2.65         1.11 - 2.15
                                           2005  1,466 0.994 - 1.037     1,481       3.53        1.55 - 2.65       (0.40) - 0.98
                                           2004  1,224 0.998 - 1.015     1,234       0.84        1.55 - 2.65       (0.20) - 2.54
                                           2003    182         0.995       181         --        1.95 - 2.10       (0.30) - 2.05

DWSII Growth Allocation                    2007 13,744 1.171 - 1.320    17,860       1.96        1.55 - 2.55         2.90 - 3.94
   Subaccount (Class B)                    2006 15,021 1.138 - 1.270    18,857       0.79        1.55 - 2.55        9.85 - 10.92
                                           2005 15,355 1.036 - 1.145    17,467         --        1.55 - 2.55       (0.09) - 8.13
                                           2004  4,429 1.094 - 1.097     4,852         --        1.55 - 2.30         0.64 - 7.78

DWSII High Income                          2007  3,876 1.048 - 1.319     4,937       7.46        1.55 - 2.65     (2.14) - (1.05)
   Subaccount (Class B)                    2006  4,372 1.070 - 1.333     5,671       7.05        1.55 - 2.65         7.25 - 8.46
                                           2005  4,575 0.997 - 1.229     5,497       8.44        1.55 - 2.65         0.17 - 2.47
                                           2004  2,742 1.082 - 1.207     3,274       1.96        1.55 - 2.65        1.01 - 10.25
                                           2003    186 1.088 - 1.093       202         --        1.70 - 2.50        4.50 - 10.86

DWSII International Select Equity          2007  2,994 1.545 - 2.224     6,358       2.15        1.55 - 2.65       13.14 - 14.40
   Subaccount (Class B)                    2006  2,721 1.364 - 1.944     5,021       1.61        1.55 - 2.65       21.80 - 23.12
                                           2005  2,731 1.119 - 1.579     4,097       2.29        1.55 - 2.65        2.68 - 15.80
                                           2004  1,580 1.150 - 1.407     2,192       0.11        1.55 - 2.50        2.88 - 22.00
                                           2003     68 1.206 - 1.210        82         --        1.95 - 2.50        6.35 - 20.40

DWSII Janus Growth & Income                2007  1,543 1.193 - 1.501     2,243       0.21        1.55 - 2.65         3.42 - 4.60
   Subaccount (Class B)                    2006  1,762 1.152 - 1.435     2,458       0.24        1.55 - 2.65         2.89 - 6.30
                                           2005  1,755 1.095 - 1.350     2,314         --        1.55 - 2.65        4.16 - 10.02
                                           2004  1,146 1.099 - 1.227     1,383         --        1.55 - 2.65        4.35 - 13.58
                                           2003    204 1.116 - 1.121       229         --        1.70 - 2.50        6.08 - 11.23


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
                                                       AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                                ------------------------------- ------------------------------------------------
                                                       UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                 UNITS   LOWEST TO   NET ASSETS     INCOME        LOWEST TO        LOWEST TO
                                                (000s)  HIGHEST ($)    ($000s)    RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                                ------ ------------- ---------- ------------- ---------------- -----------------
DWSII Large Cap Value                      2007  2,093 1.311 - 1.581     3,178       1.30        1.55 - 2.65        9.80 - 11.03
   Subaccount (Class B)                    2006  2,093 1.104 - 1.424     2,876       1.17        1.55 - 2.65       11.90 - 13.20
                                           2005  2,178 0.985 - 1.258     2,650       1.42        1.55 - 2.65       (1.10) - 1.52
                                           2004  1,853 1.078 - 1.258     2,291       0.23        1.55 - 2.65         1.55 - 9.81
                                           2003    122 1.159 - 1.164       142         --        1.70 - 2.50        8.22 - 15.26

DWSII Mid Cap Growth                       2007    635 1.327 - 1.555       964         --        1.55 - 2.45         5.32 - 6.29
   Subaccount (Class B)                    2006    620 1.260 - 1.463       888         --        1.55 - 2.45        3.35 - 12.95
                                           2005    536 1.168 - 1.344       705         --        1.55 - 2.45        5.69 - 12.85
                                           2004    413 1.044 - 1.191       486         --        1.55 - 2.45        0.94 - 16.70
                                           2003     17         1.164        19         --               2.10              (0.26)

DWSII Moderate Allocation                  2007 13,894 1.135 - 1.260    17,238       2.22        1.55 - 2.55         2.44 - 3.45
   Subaccount (Class B)                    2006 14,481 1.108 - 1.218    17,442       0.87        1.55 - 2.55         8.10 - 9.24
                                           2005 14,106 1.025 - 1.115    15,627         --        1.55 - 2.55         2.60 - 5.84
                                           2004  4,088 1.075 - 1.078     4,398         --        1.55 - 2.30         1.42 - 6.22

DWSII Money Market                         2007  4,611 1.012 - 1.047     4,765       4.40        1.55 - 2.55         0.79 - 2.95
   Subaccount (Class B)                    2006  4,882 0.990 - 1.017     4,920       4.19        1.55 - 2.55         1.60 - 2.62
                                           2005  3,008 0.972 - 1.000     2,965       2.52        1.55 - 2.55         0.10 - 0.92
                                           2004  2,361 0.971 - 0.987     2,311       0.61        1.55 - 2.30     (1.52) - (0.40)
                                           2003    290 0.989 - 0.992       288       0.10        1.55 - 2.10     (0.50) - (0.20)

DWSII Small Cap Growth                     2007  2,345 1.093 - 1.396     3,151         --        1.55 - 2.65         3.01 - 4.18
   Subaccount (Class B)                    2006  2,352 1.060 - 1.340     3,043         --        1.55 - 2.65         1.99 - 3.24
                                           2005  2,131 1.037 - 1.298     2,688         --        1.55 - 2.65      (0.36) - 11.53
                                           2004    970 1.064 - 1.235     1,185         --        1.55 - 2.65        0.49 - 22.16
                                           2003     87 1.132 - 1.133        98         --        1.90 - 2.10         0.27 - 8.21

DWSII Technology                           2007  1,159 1.138 - 1.372     1,543         --        1.55 - 2.65      (3.20) - 12.09
   Subaccount (Class B)                    2006  1,004 1.025 - 1.224     1,192         --        1.55 - 2.65     (7.55) - (1.13)
                                           2005  1,127 1.045 - 1.238     1,363       0.12        1.55 - 2.65        0.58 - 15.49
                                           2004    818 1.043 - 1.217       976         --        1.55 - 2.65      (0.66) - 13.62
                                           2003    114 1.215 - 1.217       139         --        1.70 - 2.10        3.58 - 15.48

DWSII Turner Mid Cap Growth                2007  1,456 1.374 - 1.869     2,586         --        1.55 - 2.65        0.73 - 23.20
   Subaccount (Class B)                    2006  1,459 1.127 - 1.517     2,114         --        1.55 - 2.65       (6.86) - 4.62
                                           2005  1,467 1.187 - 1.450     2,052         --        1.55 - 2.65        4.62 - 12.38
                                           2004  1,107 1.097 - 1.324     1,451         --        1.55 - 2.50        6.10 - 12.71
                                           2003     92 1.210 - 1.213       111         --        1.95 - 2.30        2.36 - 16.01

Fidelity VIP Contrafund                    2007 13,481 1.559 - 2.046    25,967       0.78        1.55 - 2.60        1.63 - 15.46
   Subaccount (Service Class 2)            2006 13,276 1.364 - 1.772    22,196       1.00        1.55 - 2.60         8.51 - 9.72
                                           2005 11,559 1.257 - 1.615    17,783       0.08        1.55 - 2.60       11.70 - 17.26
                                           2004  4,082 1.107 - 1.406     5,658       0.03        1.55 - 2.50        5.13 - 16.00
                                           2003     98 1.234 - 1.240       121         --        1.55 - 2.30        0.24 - 16.70

Fidelity VIP Dynamic Capital Appreciation  2007    913 1.436 - 1.654     1,484       0.10        1.55 - 2.50         4.08 - 5.08
   Subaccount (Service Class 2)            2006    988 1.373 - 1.574     1,533       0.24        1.55 - 2.50       10.95 - 12.03
                                           2005  1,020 1.232 - 1.405     1,417         --        1.55 - 2.50       17.70 - 26.48
                                           2004    387 1.042 - 1.182       454         --        1.55 - 2.50      (0.85) - 16.29
                                           2003    115 1.181 - 1.185       136         --        1.55 - 2.10         3.32 - 7.36


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
                                                       AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                                ------------------------------- ------------------------------------------------
                                                       UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                 UNITS   LOWEST TO   NET ASSETS     INCOME        LOWEST TO        LOWEST TO
                                                (000s)  HIGHEST ($)    ($000s)    RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                                ------ ------------- ---------- ------------- ---------------- -----------------
Fidelity VIP Mid Cap                       2007 13,188 1.734 - 2.529    30,667       0.49        1.55 - 2.60       12.38 - 13.56
   Subaccount (Service Class 2)            2006 13,669 1.543 - 2.227    27,993       0.17        1.55 - 2.60        9.51 - 10.63
                                           2005 12,662 1.409 - 2.013    23,741         --        1.55 - 2.60       14.37 - 16.22
                                           2004  4,744 1.227 - 1.732     8,105         --        1.55 - 2.50       14.03 - 25.97
                                           2003    135 1.402 - 1.411       190         --        1.55 - 2.50        5.22 - 12.57

FTVIPT Franklin Rising Dividends           2007  9,440 1.168 - 1.495    13,498       2.39        1.55 - 2.60     (5.19) - (4.23)
   Securities Subaccount (Class 2)         2006  9,632 1.232 - 1.561    14,539       1.05        1.55 - 2.60       14.18 - 15.37
                                           2005  8,404 1.079 - 1.353    11,153       0.90        1.55 - 2.60       (0.31) - 4.84
                                           2004  4,561 1.074 - 1.329     6,023       0.26        1.55 - 2.50        0.40 - 12.39
                                           2003     68 1.211 - 1.216        82         --        1.55 - 2.10        1.68 - 13.22

FTVIPT Franklin Small Mid-Cap Growth       2007  4,323 1.270 - 1.772     7,329         --        1.55 - 2.60         8.36 - 9.52
   Securities Subaccount (Class 2)         2006  3,318 1.172 - 1.618     5,110         --        1.55 - 2.60       (2.74) - 7.01
                                           2005  2,841 1.106 - 1.512     4,165         --        1.55 - 2.60         2.12 - 9.27
                                           2004  1,763 1.083 - 1.465     2,564         --        1.55 - 2.60        3.04 - 14.35
                                           2003    121 1.330 - 1.335       161         --        1.55 - 2.10       (0.82) - 6.12

FTVIPT Templeton Developing Markets        2007  5,256 2.449 - 3.645    17,563       2.20        1.55 - 2.60        1.06 - 26.83
   Securities Subaccount (Class 2)         2006  5,399 1.952 - 2.874    14,370       1.05        1.55 - 2.60       24.81 - 26.11
                                           2005  4,916 1.564 - 2.279    10,404       1.19        1.55 - 2.60       22.19 - 26.88
                                           2004  1,742 1.261 - 1.816     3,128       1.52        1.55 - 2.50        5.88 - 28.51
                                           2003     12 1.474 - 1.479        17         --        1.55 - 2.10        5.57 - 21.63

FTVIPT Templeton Foreign Securities        2007 10,181 1.650 - 2.303    21,786       2.00        1.55 - 2.60       12.47 - 13.67
   Subaccount (Class 2)                    2006 10,416 1.467 - 2.026    19,734       1.22        1.55 - 2.60       18.40 - 19.60
                                           2005  9,400 1.239 - 1.694    15,074       1.14        1.55 - 2.60        6.60 - 10.44
                                           2004  3,390 1.153 - 1.562     5,239       0.57        1.55 - 2.60        4.34 - 16.82
                                           2003    195 1.333 - 1.338       260         --        1.55 - 2.10         6.28 - 9.80

Janus Aspen Global Life Sciences           2007    167 1.796 - 1.860       306         --        1.55 - 2.30       18.94 - 19.85
   Subaccount (Service Shares)             2006    156 1.510 - 1.552       238         --        1.55 - 2.30         3.92 - 4.65
                                           2005    157 1.453 - 1.483       230         --        1.55 - 2.30        9.74 - 10.67
                                           2004    157 1.324 - 1.340       209         --        1.55 - 2.30        1.07 - 12.42
                                           2003     15 1.189 - 1.192        18         --        1.55 - 1.95         7.02 - 8.96

Janus Aspen Global Technology              2007  1,559 1.433 - 1.918     2,856       0.65        1.55 - 2.40        8.62 - 19.80
   Subaccount (Service Shares)             2006    659 1.206 - 1.601       999         --        1.55 - 2.40         5.24 - 6.17
                                           2005    536 1.146 - 1.508       766         --        1.55 - 2.40        4.56 - 23.46
                                           2004    279 1.217 - 1.373       381         --        1.55 - 2.30       (1.37) - 3.49
                                           2003      9 1.382 - 1.386        12         --        1.55 - 1.95       (0.86) - 9.05

Janus Aspen Worldwide Growth               2007    176 1.635 - 1.677       290       0.57        1.55 - 2.10         7.07 - 7.64
   Subaccount (Service Shares)             2006    163 1.515 - 1.558       251       1.64        1.55 - 2.30       12.31 - 16.18
                                           2005    165 1.322 - 1.341       219       1.34        1.55 - 2.10         3.36 - 3.95
                                           2004    106 1.279 - 1.290       136       1.18        1.55 - 2.10       (4.19) - 2.87
                                           2003     30 1.250 - 1.254        38       0.25        1.55 - 1.95       11.76 - 13.53

LMPVET Aggressive Growth
   Subaccount (Class I) (b)                2007  4,852 1.203 - 1.602     7,204         --        1.55 - 2.50     (5.02) - (4.42)

LMPVET Aggressive Growth
   Subaccount (Class II) (b)               2007  4,748 1.185 - 1.566     6,941         --        1.55 - 2.60     (5.20) - (4.51)

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
                                                       AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                                ------------------------------- ------------------------------------------------
                                                       UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                 UNITS   LOWEST TO   NET ASSETS     INCOME        LOWEST TO        LOWEST TO
                                                (000s)  HIGHEST ($)    ($000s)    RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                                ------ ------------- ---------- ------------- ---------------- -----------------
LMPVET Appreciation
   Subaccount (Class I) (b)                2007  1,072 1.260 - 1.591     1,646       1.02        1.55 - 2.40         2.27 - 2.84

LMPVET Equity Index                        2007  8,658 1.253 - 1.581    13,108       1.57        1.55 - 2.50         2.37 - 3.27
   Subaccount (Class II)                   2006  9,130 1.224 - 1.531    13,422       1.34        1.55 - 2.50       12.22 - 13.41
                                           2005  9,144 1.089 - 1.350    11,923       1.48        1.55 - 2.50         1.70 - 8.80
                                           2004  5,183 1.072 - 1.316     6,722       3.15        1.55 - 2.50        5.08 - 10.47
                                           2003    239 1.208 - 1.212       290       1.73        1.55 - 2.10        5.49 - 14.81

LMPVET Fundamental Value
   Subaccount (ClassI) (b)                 2007  2,906 1.215 - 1.659     4,590       1.21        1.55 - 2.60     (5.70) - (5.04)

LMPVET Investors                           2007  1,909 1.331 - 1.730     3,080       1.24        1.55 - 2.50         1.35 - 2.31
   Subaccount (Class I)                    2006  1,948 1.308 - 1.691     3,092       1.66        1.55 - 2.50       15.32 - 16.46
                                           2005  1,832 1.129 - 1.452     2,550       1.40        1.55 - 2.50         3.89 - 4.84
                                           2004  1,277 1.081 - 1.385     1,743       3.68        1.55 - 2.50         7.66 - 9.86
                                           2003     55 1.266 - 1.274        70       2.35        1.55 - 2.50        5.64 - 13.55

LMPVET Large Cap Growth
   Subaccount (ClassI) (b)                 2007  1,812 1.077 - 1.426     2,440       0.04        1.55 - 2.50     (1.16) - (0.56)

LMPVET Small Cap Growth                    2007  2,663 1.402 - 2.013     4,921         --        1.55 - 2.60         7.19 - 8.28
   Subaccount (Class I)                    2006  2,870 1.308 - 1.859     4,926         --        1.55 - 2.60        9.92 - 11.05
                                           2005  2,880 1.190 - 1.674     4,492         --        1.55 - 2.60         1.10 - 3.27
                                           2004  1,599 1.166 - 1.621     2,522         --        1.55 - 2.50        1.39 - 25.00
                                           2003    192 1.425 - 1.430       274         --        1.55 - 2.10        3.63 - 21.29

LMPVET Social Awareness                    2007    823 1.202 - 1.263     1,016       1.40        1.55 - 2.50         8.09 - 9.21
   Subaccount                              2006    816 1.112 - 1.162       926       0.55        1.55 - 2.50         5.10 - 6.05
                                           2005    727 1.058 - 1.102       779       0.91        1.55 - 2.50         1.83 - 4.08
                                           2004    267 1.039 - 1.077       278       1.43        1.55 - 2.50        0.00 - 12.42

LMPVPI All Cap                             2007     -- 1.296 - 1.747        --       0.29        1.55 - 2.50         4.66 - 4.92
   Subaccount (Class I) (a)                2006  2,869 1.238 - 1.665     4,544       1.39        1.55 - 2.50       15.19 - 16.27
                                           2005  2,874 1.074 - 1.432     3,928       1.02        1.55 - 2.50        1.45 - 10.49
                                           2004  1,925 1.059 - 1.398     2,644       1.09        1.55 - 2.50        5.68 - 13.60
                                           2003    186 1.302 - 1.311       244       0.54        1.55 - 2.50        7.83 - 16.37

LMPVPI All Cap                             2007     -- 1.233 - 1.261        --       0.04        1.55 - 2.60         2.53 - 4.82
   Subaccount (Class II) (a)               2006    188 1.180 - 1.203       225       2.20        1.55 - 2.60        4.93 - 16.01
                                           2005     23 1.027 - 1.037        23       0.63        1.55 - 2.60         1.58 - 8.02

LMPVPII Growth and Income                  2007     -- 1.232 - 1.547        --       0.06        1.55 - 2.40         4.14 - 4.46
   Subaccount (Class I) (a)                2006  1,170 1.183 - 1.481     1,670       0.41        1.55 - 2.40        9.74 - 11.84
                                           2005  1,151 1.078 - 1.338     1,490       0.41        1.55 - 2.40         1.22 - 2.06
                                           2004    878 1.065 - 1.311     1,134       2.13        1.55 - 2.40         2.36 - 8.77
                                           2003     57 1.225 - 1.229        70       0.55        1.55 - 1.95         5.06 - 7.24

LMPVPI Large Cap Growth                    2007     -- 1.087 - 1.434        --         --        1.55 - 2.50         3.83 - 4.16
   Subaccount (Class I) (a)                2006  2,012 1.045 - 1.377     2,611         --        1.55 - 2.50         1.68 - 2.68
                                           2005  2,073 1.023 - 1.341     2,653       0.02        1.55 - 2.50         2.67 - 3.55
                                           2004  1,359 0.992 - 1.295     1,723       0.39        1.55 - 2.50      (4.19) - 13.94
                                           2003    106 1.303 - 1.308       139         --        1.55 - 2.10        3.66 - 14.44

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
                                                       AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                                ------------------------------- ------------------------------------------------
                                                       UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                 UNITS   LOWEST TO   NET ASSETS     INCOME        LOWEST TO        LOWEST TO
                                                (000s)  HIGHEST ($)    ($000s)    RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                                ------ ------------- ---------- ------------- ---------------- -----------------
LMPVPII Aggressive Growth                  2007     -- 1.266 - 1.676        --         --        1.55 - 2.50         3.26 - 3.52
   Subaccount (Class I) (a)                2006  5,658 1.226 - 1.619     8,461         --        1.55 - 2.50         8.32 - 9.39
                                           2005  5,529 1.131 - 1.480     7,653         --        1.55 - 2.50        7.13 - 17.99
                                           2004  2,209 1.056 - 1.368     2,975         --        1.55 - 2.50      (1.53) - 13.30
                                           2003    122 1.265 - 1.274       155         --        1.55 - 2.50        4.20 - 13.14

LMPVPII Aggressive Growth                  2007     -- 1.250 - 1.640        --         --        1.55 - 2.60         3.14 - 3.47
   Subaccount (Class II) (a)               2006  4,745 1.212 - 1.585     7,132         --        1.55 - 2.60         7.93 - 9.08
                                           2005  3,681 1.123 - 1.453     5,212         --        1.55 - 2.60        6.85 - 17.48
                                           2004  2,435 1.051 - 1.346     3,257         --        1.55 - 2.60      (0.89) - 10.69
                                           2003    146 1.252 - 1.257       184         --        1.55 - 2.10       (0.08) - 7.45

LMPVET Capital and Income
   Subaccount (Class II) (b)               2007  3,621 1.086 - 1.372     4,781       1.23        1.55 - 2.70       (1.75) - 0.00

LMPVIT Adjustable Rate Income              2007  2,401 0.985 - 1.026     2,424       4.35        1.55 - 2.50     (1.10) - (0.19)
   Subaccount                              2006  2,895 0.996 - 1.028     2,941       4.21        1.55 - 2.60         1.41 - 2.49
                                           2005  3,439 0.981 - 1.003     3,417       3.88        1.55 - 2.60       (0.20) - 0.80
                                           2004  1,531 0.983 - 0.999     1,515       2.81        1.55 - 2.60     (0.91) - (0.10)
                                           2003     24 0.998 - 0.999        24       0.46        1.55 - 1.70         0.00 - 0.10

LMPVPI Total Return                        2007     -- 1.096 - 1.372        --       0.57        1.55 - 2.70         2.42 - 2.85
   Subaccount (Class II) (a)               2006  3,314 1.069 - 1.334     4,295       2.23        1.55 - 2.70        2.00 - 10.52
                                           2005  2,172 1.056 - 1.207     2,591       2.12        1.55 - 2.60       (0.85) - 3.22
                                           2004  1,125 1.117 - 1.191     1,333       4.47        1.55 - 2.50         0.09 - 6.82
                                           2003     80 1.112 - 1.115        89       0.77        1.55 - 1.95         3.15 - 8.58

Lord Abbett Growth and Income              2007     -- 1.308 - 1.682        --         --        1.55 - 2.60         3.62 - 3.89
   Subaccount (Class VC) (a)               2006  9,932 1.262 - 1.619    15,035       1.28        1.55 - 2.60       14.21 - 15.48
                                           2005  9,339 1.105 - 1.402    12,372       1.31        1.55 - 2.60         0.74 - 4.69
                                           2004  3,180 1.099 - 1.379     4,334       2.24        1.55 - 2.50        2.01 - 14.21
                                           2003    169 1.239 - 1.243       210       1.69        1.55 - 2.10        4.98 - 12.93

Lord Abbett Mid-Cap Value                  2007     -- 1.477 - 1.995        --         --        1.55 - 2.50        9.90 - 10.22
   Subaccount (Class VC) (a)               2006  7,690 1.343 - 1.810    13,037       0.49        1.55 - 2.50        9.46 - 10.50
                                           2005  8,163 1.226 - 1.638    12,646       0.58        1.55 - 2.50        5.55 - 13.54
                                           2004  3,089 1.160 - 1.537     4,701       0.80        1.55 - 2.50        3.66 - 21.96
                                           2003    108 1.252 - 1.257       136       2.19        1.70 - 2.30        7.90 - 16.90

MIST Batterymarch Mid-Cap Stock            2007  3,112 1.302 - 1.792     5,296       0.31        1.55 - 2.60         3.33 - 4.43
   Subaccount (Class A)                    2006  3,217 1.260 - 1.716     5,268         --        1.55 - 2.60     (5.48) - (4.77)

MIST BlackRock High Yield                  2007  9,128 1.152 - 1.331    11,725       5.40        1.44 - 2.39       (3.11) - 1.14
   Subaccount (Class A)                    2006  4,114 1.157 - 1.316     5,267         --        1.55 - 2.50         4.78 - 5.45

MIST BlackRock Large-Cap Core
   Subaccount (Class E) (b)                2007  2,586 1.415 - 1.724     4,252         --        1.55 - 2.60     (0.77) - (0.06)

MIST BlackRock Large-Cap Core              2007     -- 1.426 - 1.725        --       0.69        1.55 - 2.60        4.53 - 4.86
   Subaccount (Class A) (a)                2006  3,099 1.364 - 1.645     4,905         --        1.55 - 2.60         5.17 - 5.92

MIST Dreman Small-Cap Value                2007    381 1.293 - 1.322       499         --        1.55 - 2.40     (3.29) - (2.51)
   Subaccount (Class A)                    2006    276 1.335 - 1.356       371       0.64        1.55 - 2.50       (0.37) - 9.48


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
                                                       AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                                ------------------------------- ------------------------------------------------
                                                       UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                 UNITS   LOWEST TO   NET ASSETS     INCOME        LOWEST TO        LOWEST TO
                                                (000s)  HIGHEST ($)    ($000s)    RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                                ------ ------------- ---------- ------------- ---------------- -----------------
MIST Harris Oakmark International          2007  3,949 1.477 - 1.924     7,220       0.95        1.54 - 2.59     (3.40) - (2.34)
   Subaccount (Class A)                    2006  3,322 1.529 - 1.970     6,267         --        1.51 - 2.56        9.45 - 17.50

MIST Janus Forty                           2007  5,161 1.717 - 2.172    10,611       0.17        1.55 - 2.60       27.09 - 28.44
   Subaccount (Class A)                    2006  5,188 1.351 - 1.691     8,292         --        1.55 - 2.60         1.87 - 2.55

MIST Lazard Mid-Cap
   Subaccount (Class B) (b)                2007    385 1.105 - 1.127       430         --        1.55 - 2.30   (12.79) - (12.36)

MIST Legg Mason Partners Managed           2007  3,583 1.197 - 1.240     4,379       2.38        1.55 - 2.50         3.73 - 4.73
   Assets Subaccount (Class A)             2006  3,675 1.154 - 1.186     4,309         --        1.55 - 2.50         5.00 - 5.71

MIST Lord Abbett Bond Debenture            2007  2,966 1.180 - 1.387     3,988       5.58        1.55 - 2.50         4.24 - 5.24
   Subaccount (Class A)                    2006  3,146 1.131 - 1.318     4,037         --        1.55 - 2.50         4.17 - 4.77

MIST Lord Abbett Growth and Income         2007 26,022 1.084 - 1.104    28,509       0.53        1.30 - 2.35       (2.43) - 2.41
  Subaccount (Class B)                     2006 14,276 1.071 - 1.078    15,344         --        1.30 - 2.25         6.99 - 7.69

MIST Lord Abbett Mid-Cap Value             2007 11,639 1.045 - 1.062    12,277       0.03        1.55 - 2.50    (10.68) - (0.93)
   Subaccount (Class B)                    2006    100 1.066 - 1.072       107         --        1.55 - 2.40      (0.47) - 14.41

MIST Met/AIM Capital Appreciation          2007  1,935 1.267 - 1.596     2,899       0.09        1.55 - 2.60        9.04 - 10.14
   Subaccount (Class A)                    2006  2,015 1.162 - 1.449     2,762       0.18        1.55 - 2.60     (1.86) - (1.16)

MIST Met/AIM Capital Appreciation
   Subaccount (Class E) (b)                2007  4,459 1.253 - 1.574     6,777         --        1.55 - 2.60         2.45 - 3.08

MIST Met/AIM Small Cap Growth              2007    320 1.358 - 1.388       439         --        1.55 - 2.40         8.81 - 9.72
   Subaccount (Class A)                    2006    151 1.248 - 1.265       190         --        1.55 - 2.40      (1.27) - 14.44

MIST MFS Emerging Markets Equity
   Subaccount (Class A) (b)                2007  1,831 2.040 - 3.509     6,019         --        1.55 - 2.65       24.32 - 25.28

MIST MFS Research International
   Subaccount (Class B) (b)                2007    898 1.798 - 2.326     2,036         --        1.55 - 2.30       (2.43) - 4.49

MIST MFS Value                             2007  6,311 1.425 - 1.475     9,216         --        1.55 - 2.50         5.01 - 5.96
   Subaccount (Class A)                    2006  5,845 1.357 - 1.399     8,086       1.33        1.55 - 2.50        9.79 - 10.56

MIST Neuberger Berman Real Estate          2007 12,750 1.006 - 1.024    12,977       1.09        1.55 - 2.60   (17.00) - (16.13)
   Subaccount (Class A)                    2006 14,706 1.212 - 1.221    17,906         --        1.55 - 2.60       20.84 - 21.73

MIST Oppenheimer Capital Appreciation      2007  6,037 1.115 - 1.134     6,810         --        1.55 - 2.60       11.39 - 12.50
   Subaccount (Class B)                    2006  5,584 1.001 - 1.008     5,617         --        1.55 - 2.60         0.70 - 1.41

MIST PIMCO Inflation Protected Bond
   Subaccount (Class A) (b)                2007 10,145 1.080 - 1.214    11,977         --        1.55 - 2.60         5.58 - 6.30

MIST Pioneer Fund                          2007    710 1.328 - 1.606     1,096       0.90        1.55 - 2.50         2.40 - 3.41
   Subaccount (Class A)                    2006    915 1.291 - 1.553     1,367         --        1.55 - 2.50         6.91 - 7.55

MIST Pioneer Mid-Cap Value                 2007     -- 1.267 - 1.286        --       0.42        1.55 - 2.30        9.47 - 10.48
   Subaccount (Class A) (a)                2006    403 1.151 - 1.164       467       0.25        1.55 - 2.30         1.05 - 7.93


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
                                                       AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                                ------------------------------- ------------------------------------------------
                                                       UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                 UNITS   LOWEST TO   NET ASSETS     INCOME        LOWEST TO        LOWEST TO
                                                (000s)  HIGHEST ($)    ($000s)    RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                                ------ ------------- ---------- ------------- ---------------- -----------------
MIST Pioneer Strategic Income              2007  7,953 1.176 - 1.222     9,597       0.69        1.55 - 2.60         3.90 - 5.00
   Subaccount (Class A)                    2006  7,967 1.131 - 1.170     9,185       4.88        1.55 - 2.60         2.85 - 3.57

MIST Third Avenue Small Cap Value          2007 23,927 0.965 - 0.983    23,369       0.55        1.55 - 2.60    (10.65) - (4.47)
   Subaccount (Class B)                    2006 11,793 1.023 - 1.029    12,101         --        1.55 - 2.50         1.99 - 2.59

MSF BlackRock Aggressive Growth            2007  3,419 1.301 - 1.791     5,818         --        1.55 - 2.50       17.41 - 18.61
   Subaccount (Class D)                    2006  3,413 1.106 - 1.510     4,887         --        1.55 - 2.50     (2.98) - (2.39)

MSF BlackRock Bond Income                  2007  7,720 1.057 - 1.114     8,451       3.22        1.55 - 2.50         3.60 - 4.70
   Subaccount (Class A)                    2006  7,799 1.017 - 1.064     8,186         --        1.55 - 2.50         3.32 - 3.91

MSF BlackRock Money Market                 2007 32,798 1.023 - 1.069    34,537       4.94        1.55 - 2.70         0.38 - 3.38
   Subaccount (Class A)                    2006 22,531 0.999 - 1.034    22,986       3.30        1.55 - 2.70         1.09 - 2.27

MSF FI Large Cap                           2007  3,476 1.161 - 1.427     4,555       0.16        1.55 - 2.60         1.22 - 2.37
   Subaccount (Class A)                    2006  3,768 1.147 - 1.394     4,864         --        1.55 - 2.60         0.70 - 1.38

MSF FI Value Leaders                       2007  7,652 1.212 - 1.519    11,077       0.83        1.55 - 2.60         1.34 - 2.50
   Subaccount (Class D)                    2006  7,806 1.196 - 1.482    11,076         --        1.55 - 2.60         1.96 - 2.63

MSF MetLife Aggressive Allocation          2007  1,927 1.060 - 1.078     2,058       0.05        1.55 - 2.60         0.66 - 1.60
   Subaccount (Class B)                    2006  1,577 1.053 - 1.061     1,666         --        1.55 - 2.60         5.09 - 5.89

MSF MetLife Conservative Allocation        2007  2,606 1.067 - 1.084     2,799         --        1.55 - 2.50       (0.09) - 3.93
   Subaccount (Class B)                    2006  2,593 1.036 - 1.043     2,695         --        1.55 - 2.50         0.97 - 5.80

MSF MetLife Conservative to Moderate       2007  3,662 1.068 - 1.083     3,940         --        1.55 - 2.40         1.04 - 3.66
   Allocation Subaccount (Class B)         2006  1,853 1.044 - 1.050     1,939         --        1.55 - 2.40         3.77 - 4.79

MSF MetLife Moderate Allocation            2007 11,761 1.067 - 1.084    12,644       0.01        1.55 - 2.50         1.81 - 2.75
   Subaccount (Class B)                    2006 10,582 1.048 - 1.055    11,126         --        1.55 - 2.50         4.59 - 9.92

MSF MetLife Moderate to Aggressive         2007  6,204 1.065 - 1.084     6,674       0.03        1.55 - 2.60       (2.26) - 2.26
   Allocation Subaccount (Class B)         2006  6,709 1.052 - 1.060     7,085         --        1.55 - 2.60         4.99 - 5.79

MSF MFS Total Return                       2007  5,033 1.077 - 1.099     5,484       1.81        1.55 - 2.75       (3.47) - 2.52
   Subaccount (Class B)                    2006  3,929 1.064 - 1.072     4,198         --        1.55 - 2.65         6.08 - 6.88

MSF MFS Total Return                       2007 24,421 1.226 - 1.419    33,326       1.96        1.55 - 2.50         1.57 - 2.60
   Subaccount (Class F)                    2006 25,723 1.205 - 1.383    34,428         --        1.55 - 2.50         6.26 - 6.88

MSF Oppenheimer Global Equity              2007 30,426 1.081 - 1.101    33,273       0.89        1.55 - 2.60         3.54 - 4.66
   Subaccount (Class B)                    2006 33,480 1.044 - 1.052    35,113         --        1.39 - 2.54         4.82 - 5.62

MSF T. Rowe Price Large Cap Growth         2007  2,390 1.131 - 1.149     2,730       0.19        1.55 - 2.50       (2.24) - 7.48
   Subaccount (Class B)                    2006  2,365 1.062 - 1.069     2,523         --        1.55 - 2.50         6.41 - 7.11

MSF Western Asset Management High          2007     -- 1.163 - 1.199        --      10.16        1.55 - 2.50         3.47 - 3.82
   Yield Bond Subaccount (Class A) (a)     2006  6,377 1.124 - 1.157     7,320         --        1.55 - 2.50         5.64 - 6.37

MSF Western Asset Management               2007  5,392 1.067 - 1.117     5,929       2.77        1.40 - 2.45         1.86 - 2.89
   U.S. Government Subaccount (Class A)    2006  5,918 1.046 - 1.091     6,345         --        1.40 - 2.45         2.77 - 3.47


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
                                                       AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                                ------------------------------- ------------------------------------------------
                                                       UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                 UNITS   LOWEST TO   NET ASSETS     INCOME        LOWEST TO        LOWEST TO
                                                (000s)  HIGHEST ($)    ($000s)    RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                                ------ ------------- ---------- ------------- ---------------- -----------------
PIMCO VIT Real Return                      2007     -- 1.020 - 1.141        --       1.55        1.55 - 2.60         1.72 - 1.98
   Subaccount (Administrative Class) (a)   2006 10,340 1.002 - 1.119    11,306       4.24        1.55 - 2.60     (1.89) - (0.80)
                                           2005  9,967 1.018 - 1.128    11,053       2.92        1.55 - 2.60       (0.56) - 0.66
                                           2004  4,188 1.020 - 1.122     4,667       1.18        1.55 - 2.60         1.23 - 7.47
                                           2003    331 1.043 - 1.047       346       0.38        1.55 - 2.10       (1.23) - 2.45

PIMCO VIT Total Return                     2007 23,835 1.095 - 1.155    27,021       4.80        1.55 - 2.60         5.98 - 7.04
   Subaccount (Administrative Class)       2006 24,626 1.030 - 1.079    26,181       4.42        1.55 - 2.60         1.15 - 2.27
                                           2005 22,715 1.014 - 1.055    23,715       3.59        1.55 - 2.60       (0.19) - 0.86
                                           2004  8,552 1.011 - 1.046     8,894       1.99        1.55 - 2.60         0.10 - 3.26
                                           2003    649 1.007 - 1.013       656       1.33        1.55 - 2.50       (1.37) - 3.58

Pioneer America Income VCT                 2007     -- 1.022 - 1.077        --       3.94        1.55 - 2.70         2.51 - 3.79
   Subaccount (Class II) (c)               2006  8,439 0.993 - 1.042     8,589       4.41        1.55 - 2.70         0.49 - 2.55
                                           2005  7,379 0.985 - 1.031     7,418       4.46        1.55 - 2.60       (1.16) - 0.41
                                           2004  3,712 0.990 - 1.034     3,730       4.63        1.55 - 2.50       (1.19) - 3.07
                                           2003     95 0.993 - 0.995        94       0.66        1.55 - 1.95       (0.10) - 1.22

Pioneer Bond VCT
   Subaccount (Class II) (d)               2007  8,897 1.090 - 1.092     9,707       0.65        1.55 - 2.70         9.00 - 9.20

Pioneer Cullen Value VCT                   2007  6,349 1.274 - 1.312     8,261       0.80        1.55 - 2.60         2.32 - 4.79
   Subaccount (Class II)                   2006  4,297 1.229 - 1.252     5,355       0.17        1.55 - 2.60        4.91 - 15.29
                                           2005  1,318 1.077 - 1.086     1,427         --        1.55 - 2.60        0.65 - 10.74

Pioneer Emerging Markets VCT               2007  4,034 3.178 - 4.474    16,567       0.34        1.55 - 2.60       38.78 - 40.25
   Subaccount (Class II)                   2006  3,673 2.290 - 3.190    10,763       0.34        1.55 - 2.60       18.94 - 33.42
                                           2005  2,674 1.734 - 2.391     6,191       0.46        1.55 - 2.60       31.92 - 39.65
                                           2004  1,557 1.294 - 1.764     2,728       0.56        1.55 - 2.60        0.00 - 28.02
                                           2003     55 1.505 - 1.510        82         --        1.55 - 2.10        1.28 - 18.69

Pioneer Equity Income VCT                  2007  7,595 1.347 - 1.703    12,465       2.30        1.55 - 2.60     (2.04) - (0.99)
   Subaccount (Class II)                   2006  7,097 1.375 - 1.720    11,862       2.42        1.55 - 2.60       11.13 - 20.28
                                           2005  5,594 1.155 - 1.430     7,879       2.23        1.55 - 2.60         0.61 - 4.05
                                           2004  3,021 1.127 - 1.377     4,140       3.12        1.55 - 2.50        2.36 - 14.27
                                           2003    101 1.201 - 1.205       121       0.92        1.55 - 2.10        4.43 - 10.56

Pioneer Equity Opportunity VCT             2007     -- 1.339 - 1.377        --       0.18        1.55 - 2.60      (5.61) - 10.07
   Subaccount (Class II) (c)               2006    158 1.228 - 1.251       196       0.32        1.55 - 2.60      (0.88) - 17.46
                                           2005     30 1.058 - 1.065        32         --        1.55 - 2.40       (1.21) - 8.45

Pioneer Fund VCT                           2007 10,620 1.301 - 1.633    16,551       1.06        1.55 - 2.60         2.12 - 3.16
   Subaccount (Class II)                   2006  6,575 1.274 - 1.583    10,009       1.13        1.55 - 2.60       13.35 - 14.63
                                           2005  5,875 1.124 - 1.381     7,912       1.16        1.55 - 2.60         3.21 - 6.18
                                           2004  3,497 1.089 - 1.324     4,598       1.17        1.55 - 2.60        0.74 - 13.11
                                           2003    336 1.208 - 1.213       407       0.74        1.55 - 2.10        0.25 - 12.86

Pioneer Global High Yield VCT              2007  4,530 1.069 - 1.154     5,154       8.08        1.55 - 2.75       (0.71) - 0.52
   Subaccount (Class II)                   2006  3,095 1.075 - 1.148     3,517       7.29        1.55 - 2.75        2.37 - 10.28
                                           2005    670 1.032 - 1.041       696       4.80        1.55 - 2.60       (0.48) - 5.06

Pioneer High Yield VCT                     2007 10,357 1.068 - 1.357    13,519       5.08        1.55 - 2.75         0.66 - 3.98
   Subaccount (Class II)                   2006 11,739 1.044 - 1.305    14,826       5.26        1.55 - 2.70         0.17 - 6.62
                                           2005  8,126 1.074 - 1.224     9,833       5.23        1.55 - 2.60       (0.83) - 1.99
                                           2004  6,312 1.087 - 1.223     7,686       5.01        1.55 - 2.50         1.21 - 6.93
                                           2003    332 1.148 - 1.152       382       2.37        1.55 - 2.10         1.68 - 9.09

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
                                                       AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                                ------------------------------- ------------------------------------------------
                                                       UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                 UNITS   LOWEST TO   NET ASSETS     INCOME        LOWEST TO        LOWEST TO
                                                (000s)  HIGHEST ($)    ($000s)    RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                                ------ ------------- ---------- ------------- ---------------- -----------------
Pioneer Ibbotson Aggressive Allocation VCT 2007  4,404 1.236 - 1.266     5,526       1.26        1.55 - 2.40         2.66 - 3.60
   Subaccount (Class II)                   2006  3,637 1.204 - 1.222     4,420       0.26        1.55 - 2.40        6.56 - 12.63
                                           2005  1,079 1.078 - 1.085     1,166         --        1.55 - 2.40        2.56 - 10.94

Pioneer Ibbotson Growth Allocation VCT     2007 91,686 1.089 - 1.230   110,642       1.01        1.55 - 2.90         2.74 - 4.06
   Subaccount (Class II)                   2006 55,528 1.060 - 1.182    64,825       0.14        1.55 - 2.90        5.35 - 10.99
                                           2005  4,439 1.058 - 1.065     4,711         --        1.55 - 2.40         0.95 - 9.15

Pioneer Ibbotson Moderate Allocation VCT   2007 48,332 1.081 - 1.190    56,545       1.01        1.55 - 2.70         2.85 - 4.02
   Subaccount (Class II)                   2006 33,498 1.051 - 1.144    37,907       0.30        1.55 - 2.70       (0.26) - 8.95
                                           2005  4,663 1.043 - 1.050     4,880         --        1.55 - 2.40         2.44 - 7.28

Pioneer Independence VCT                   2007  1,704 1.207 - 1.394     2,298         --        1.55 - 2.60         4.68 - 5.77
   Subaccount (Class II)                   2006  1,390 1.153 - 1.318     1,778         --        1.55 - 2.60        1.57 - 12.18
                                           2005  1,184 1.086 - 1.228     1,424       0.58        1.55 - 2.60       (0.44) - 3.52
                                           2004    799 1.189 - 1.208       962         --        1.55 - 2.50        4.18 - 10.55
                                           2003     77 1.149 - 1.154        88         --        1.55 - 2.10         0.17 - 2.58

Pioneer International Value VCT            2007  2,695 1.729 - 2.295     5,797       0.31        1.55 - 2.60       10.34 - 11.46
   Subaccount (Class II)                   2006  2,234 1.567 - 2.059     4,369       0.26        1.55 - 2.60       19.44 - 20.69
                                           2005    873 1.312 - 1.706     1,457       0.06        1.55 - 2.60        9.65 - 18.76
                                           2004    504 1.480 - 1.504       752       0.32        1.55 - 2.50       12.62 - 16.59
                                           2003     16 1.286 - 1.290        21         --        1.55 - 1.95       12.41 - 12.76

Pioneer Mid Cap Value VCT                  2007  6,362 1.345 - 1.928    11,422       0.58        1.55 - 2.60         2.67 - 3.71
   Subaccount (Class II)                   2006  5,978 1.310 - 1.859    10,453         --        1.55 - 2.60        9.35 - 10.52
                                           2005  5,101 1.198 - 1.682     8,245       0.21        1.55 - 2.60       (0.07) - 5.99
                                           2004  2,609 1.143 - 1.587     4,112       0.17        1.55 - 2.50        0.78 - 19.86
                                           2003    205 1.317 - 1.324       271         --        1.55 - 2.30        7.24 - 11.20

Pioneer Oak Ridge Large Cap Growth VCT     2007  4,884 1.189 - 1.257     6,041       0.19        1.55 - 2.60         5.41 - 6.44
   Subaccount (Class II)                   2006  4,896 1.128 - 1.181     5,709       0.03        1.55 - 2.60       (1.18) - 1.20
                                           2005  3,982 1.127 - 1.167     4,610       0.14        1.55 - 2.60        4.59 - 10.98
                                           2004  1,455 1.070 - 1.095     1,589         --        1.55 - 2.50      (0.09) - 11.01

Pioneer Real Estate Shares VCT             2007  4,048 1.470 - 2.035     7,785       2.52        1.55 - 2.60    (21.18) - (6.17)
   Subaccount (Class II)                   2006  4,537 1.859 - 2.555    11,118       2.40        1.55 - 2.60       20.87 - 34.40
                                           2005  3,540 1.462 - 1.901     6,588       3.29        1.55 - 2.60        4.24 - 18.55
                                           2004  1,875 1.310 - 1.681     3,137       4.29        1.55 - 2.30        4.13 - 41.52
                                           2003     99 1.256 - 1.261       125       2.94        1.55 - 2.10      (0.16) - 15.69

Pioneer Small and Mid Cap Growth VCT       2007     -- 1.266 - 1.388        --         --        1.55 - 2.60       17.11 - 18.23
   Subaccount (Class II) (c)               2006  1,958 1.081 - 1.174     2,261         --        1.55 - 2.60         1.05 - 8.48
                                           2005  1,575 1.029 - 1.106     1,724         --        1.55 - 2.60         1.47 - 6.69
                                           2004    794 1.010 - 1.074       850         --        1.55 - 2.40       (1.11) - 5.29

Pioneer Small Cap Value VCT                2007  4,166 1.255 - 1.797     6,895       0.51        1.55 - 2.60     (9.58) - (8.60)
   Subaccount (Class II)                   2006  4,228 1.388 - 1.966     7,797         --        1.55 - 2.60       11.22 - 12.41
                                           2005  2,736 1.248 - 1.749     4,661         --        1.55 - 2.60        8.39 - 18.16
                                           2004  1,455 1.156 - 1.599     2,314         --        1.55 - 2.50        3.96 - 19.94
                                           2003    182 1.348 - 1.355       247         --        1.55 - 2.30        8.00 - 10.49

5. FINANCIAL HIGHLIGHTS

                                                       AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                                ------------------------------- ------------------------------------------------
                                                       UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                 UNITS   LOWEST TO   NET ASSETS     INCOME        LOWEST TO        LOWEST TO
                                                (000s)  HIGHEST ($)    ($000s)    RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                                ------ ------------- ---------- ------------- ---------------- -----------------
Pioneer Strategic Income VCT               2007 17,800 1.064 - 1.301    22,422       5.15        1.55 - 2.70         3.30 - 4.50
   Subaccount (Class II)                   2006 15,977 1.030 - 1.245    19,447       5.17        1.55 - 2.70         3.39 - 4.62
                                           2005 13,239 1.060 - 1.190    15,555       5.58        1.55 - 2.60       (0.18) - 1.79
                                           2004  7,013 1.097 - 1.179     8,226       5.63        1.55 - 2.60         0.18 - 8.26
                                           2003    552 1.085 - 1.089       601       2.51        1.55 - 2.10         0.18 - 6.06

Pioneer Value VCT                          2007     -- 1.231 - 1.528        --       2.74        1.55 - 2.60       (0.73) - 0.13
   Subaccount (Class II) (c)               2006  4,146 1.240 - 1.526     6,072       0.22        1.55 - 2.60       12.12 - 13.29
                                           2005  3,810 1.106 - 1.347     5,010       0.09        1.55 - 2.60       (0.07) - 6.14
                                           2004  2,559 1.085 - 1.307     3,321       0.04        1.55 - 2.60        0.46 - 11.26
                                           2003     76 1.187 - 1.192        91       0.03        1.55 - 2.10         3.56 - 8.09

Putnam VT International Equity             2007     -- 2.161 - 2.226        --       2.83        1.55 - 2.30         8.05 - 8.27
   Subaccount (Class IB) (a)               2006    356 2.000 - 2.056       724       0.62        1.55 - 2.30       24.77 - 25.75
                                           2005    378 1.603 - 1.635       613       1.38        1.55 - 2.30        9.64 - 10.47
                                           2004    327 1.462 - 1.480       482       1.46        1.55 - 2.30       13.60 - 14.37
                                           2003     73 1.287 - 1.294        95         --        1.55 - 2.30        7.92 - 13.76

Putnam VT Small Cap Value                  2007     -- 1.509 - 2.310        --       0.55        1.55 - 2.60         6.46 - 6.80
   Subaccount (Class IB) (a)               2006  7,589 1.416 - 2.163    14,986       0.32        1.55 - 2.60       14.33 - 15.48
                                           2005  7,439 1.235 - 1.873    12,828       0.14        1.55 - 2.60        0.42 - 10.99
                                           2004  3,522 1.180 - 1.777     6,159       0.06        1.55 - 2.50        3.02 - 25.92
                                           2003    119 1.423 - 1.430       169         --        1.55 - 2.30        4.84 - 27.62

Van Kampen LIT Comstock                    2007  8,374 1.242 - 1.642    12,611       1.58        1.55 - 2.50     (4.73) - (3.86)
   Subaccount (Class II)                   2006  9,180 1.302 - 1.708    14,496       1.27        1.55 - 2.50       13.18 - 14.25
                                           2005  9,419 1.149 - 1.495    13,086       0.64        1.55 - 2.50         1.53 - 5.03
                                           2004  3,433 1.133 - 1.458     4,944       0.31        1.55 - 2.50        3.91 - 15.62
                                           2003    229 1.255 - 1.261       288         --        1.55 - 2.30        6.90 - 14.05

Van Kampen LIT Enterprise                  2007    128 1.463 - 1.501       190       0.15        1.55 - 2.10       10.08 - 10.69
   Subaccount (Class II)                   2006    130 1.329 - 1.356       175       0.18        1.55 - 2.10         4.56 - 5.20
                                           2005    128 1.271 - 1.289       164       0.46        1.55 - 2.10         5.65 - 6.18
                                           2004    126 1.203 - 1.214       152       0.04        1.55 - 2.10         1.77 - 5.80
                                           2003     21 1.185 - 1.188        25         --        1.55 - 1.95         2.78 - 5.79

(1) The Company sells a number of variable annuity products which have unique combinations of features and fees that are charged against the contract owner's account balance. Differences in the fee structures result in a variety of unit values, expense ratios, and total returns.

(2) These amounts represent the dividends, excluding distributions of capital gains, received by the Subaccount from the underlying portfolio, series, or fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense risk charges, that are assessed against contract owner accounts either through reductions in the unit values or the redemption of units. The investment income ratio is calculated for each period indicated or from the effective date through the end of the reporting period. The recognition of investment income by the Subaccount is affected by the timing of the declaration of dividends by the underlying portfolio, series, or fund in which the Subaccount invests.

(3) These amounts represent the annualized contract expenses of the Separate Account, consisting primarily of mortality and expense risk charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying portfolio, series, or fund have been excluded.

(4) These amounts represent the total return for the period indicated, including changes in the value of the underlying portfolio, series, or fund, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. The total return is calculated for each period indicated or from the effective date through the end of the reporting period. As the total return is presented as a range of minimum to maximum values, based on the product grouping representing the minimum and maximum expense ratio amounts, some individual contract total returns are not within the ranges presented.

(a)  For the period January1, 2007 to April 27, 2007.

(b)  For the period April30, 2007 to December 31, 2007.

(c)  For the period January1, 2007 to November 9, 2007.

(d)  For the period November12, 2007 to December 31, 2007.

6. SCHEDULES OF ACCUMULATION UNITS

   FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                           AIM V.I. MID CAP CORE EQUITY   AIM V.I. UTILITIES   AIM V.I. CAPITAL APPRECIATION
                                    SUBACCOUNT                SUBACCOUNT                SUBACCOUNT
                                   (SERIES II)                (SERIES I)                (SERIES II)
                           ----------------------------  --------------------  ----------------------------
                                2007          2006          2007      2006         2007 (a)       2006
                           -------------  -------------  ---------- ---------  --------------  ------------
Accumulation units
   beginning of year          1,823,430     1,719,897    1,341,715  1,222,977     4,167,301     3,727,550
Accumulation units issued
   and transferred from
   other funding options        329,756       451,093      276,827    381,339       197,560       953,140
Accumulation units
   redeemed and
   transferred to
   other funding options       (389,422)     (347,560)    (348,519)  (262,601)   (4,364,861)     (513,389)
                              ---------     ---------    ---------  ---------    ----------     ---------
Accumulation units
   end of year                1,763,764     1,823,430    1,270,023  1,341,715            --     4,167,301
                              =========     =========    =========  =========    ==========     =========

                           AMERICAN FUNDS GROWTH    CREDIT SUISSE TRUST   CREDIT SUISSE TRUST
                                SUBACCOUNT           EMERGING MARKETS       GLOBAL SMALL CAP
                                 (CLASS 2)              SUBACCOUNT             SUBACCOUNT
                           ----------------------  ---------------------  -------------------
                              2007        2006      2007 (a)     2006        2007     2006
                           ----------  ----------  ----------  ---------  ---------  --------
Accumulation units
   beginning of year       33,890,233  32,711,932   2,016,848  1,918,047    504,122  447,132
Accumulation units issued
   and transferred from
   other funding options    1,867,433   4,297,613      85,397    410,923     81,688  128,585
Accumulation units
   redeemed and
   transferred to
   other funding options   (4,630,599) (3,119,312) (2,102,245)  (312,122)  (163,194) (71,595)
                           ----------  ----------  ----------  ---------   --------  -------
Accumulation units
   end of year             31,127,067  33,890,233          --  2,016,848    422,616  504,122
                           ==========  ==========  ==========  =========   ========  =======

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

                              ALGER AMERICAN          AMERICAN FUNDS          AMERICAN FUNDS
                             LEVERAGED ALLCAP          GLOBAL GROWTH          GROWTH-INCOME
                                SUBACCOUNT              SUBACCOUNT              SUBACCOUNT
                                 (CLASS S)               (CLASS 2)              (CLASS 2)
                           ---------------------  ----------------------  ----------------------
                              2007       2006        2007        2006        2007        2006
                           ---------   ---------  ----------  ----------  ----------  ----------
Accumulation units
   beginning of year       1,428,189     967,064  11,327,782   9,664,246  31,309,671  29,867,942
Accumulation units issued
   and transferred from
   other funding options     911,453   1,547,142   2,140,353   2,798,905   1,321,568   3,822,444
Accumulation units
   redeemed and
   transferred to
   other funding options    (322,625) (1,086,017) (1,693,285) (1,135,369) (3,720,330) (2,380,715)
                           ---------   ---------  ----------  ----------  ----------  ----------
Accumulation units
   end of year             2,017,017   1,428,189  11,774,850  11,327,782  28,910,909  31,309,671
                           =========   =========  ==========  ==========  ==========  ==========

                                                  DREYFUS SOCIALLY
                           DREYFUS MIDCAP STOCK  RESPONSIBLE GROWTH  DREYFUS VIF APPRECIATION
                                SUBACCOUNT           SUBACCOUNT             SUBACCOUNT
                             (SERVICE SHARES)     (SERVICE SHARES)       (INITIAL SHARES)
                           --------------------  ------------------  ------------------------
                              2007       2006      2007      2006        2007         2006
                           ---------  ---------  --------  --------  -----------   ----------
Accumulation units
   beginning of year       3,562,336  3,581,835   239,136  243,937     1,849,997   1,820,257
Accumulation units issued
   and transferred from
   other funding options     235,752    473,462    15,376   17,946        56,196     202,190
Accumulation units
   redeemed and
   transferred to
   other funding options    (718,512)  (492,961)  (41,363) (22,747)     (222,942)   (172,450)
                           ---------  ---------   -------  -------     ---------   ---------
Accumulation units
   end of year             3,079,576  3,562,336   213,149  239,136     1,683,251   1,849,997
                           =========  =========   =======  =======     =========   =========

6. SCHEDULES OF ACCUMULATION UNITS

   FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                               DREYFUS VIF             DWS VIT              DWS VIT RREEF
                            DEVELOPING LEADERS     EQUITY 500 INDEX    REAL ESTATE SECURITIES
                                SUBACCOUNT            SUBACCOUNT              SUBACCOUNT
                             (INITIAL SHARES)          (CLASS 2)              (CLASS B)
                           --------------------  --------------------  ----------------------
                              2007       2006       2007       2006        2007      2006
                           ---------  ---------  ---------  ---------   ---------  ---------
Accumulation units
   beginning of year       6,138,061  5,910,602  4,482,020  4,581,625   2,993,707  3,081,435
Accumulation units issued
   and transferred from
   other funding options     457,307    856,650  1,007,274    130,897     483,792    327,513
Accumulation units
   redeemed and
   transferred to
   other funding options    (643,095)  (629,191)  (775,159)  (230,502)   (596,051)  (415,241)
                           ---------  ---------  ---------  ---------   ---------  ---------
Accumulation units
   end of year             5,952,273  6,138,061  4,714,135  4,482,020   2,881,448  2,993,707
                           =========  =========  =========  =========   =========  =========

                             DWSI CAPITAL GROWTH   DWSI GROWTH & INCOME    DWSI HEALTH CARE
                                 SUBACCOUNT             SUBACCOUNT            SUBACCOUNT
                                  (CLASS B)             (CLASS B)              (CLASS B)
                           ----------------------  --------------------  --------------------
                              2007        2006        2007       2006       2007       2006
                           ----------  ----------  ---------  ---------  ---------  ---------
Accumulation units
   beginning of year        6,117,071   3,508,968  5,105,253  3,621,286  2,070,255  2,153,075
Accumulation units issued
   and transferred from
   other funding options      711,649   3,653,924    174,110  2,302,701    232,949    211,313
Accumulation units
   redeemed and
   transferred to
   other funding options   (1,321,570) (1,045,821)  (732,048)  (818,734)  (268,203)  (294,133)
                           ----------  ----------  ---------  ---------  ---------  ---------
Accumulation units
   end of year              5,507,150   6,117,071  4,547,315  5,105,253  2,035,001  2,070,255
                           ==========  ==========  =========  =========  =========  =========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.


                           DWSI GLOBAL OPPORTUNITIES     DWSII BALANCED        DWSI BOND
                                  SUBACCOUNT               SUBACCOUNT          SUBACCOUNT
                                  (CLASS B)                (CLASS B)           (CLASS B)
                           -------------------------  --------------------  ----------------
                                 2007      2006          2007      2006       2007     2006
                              ---------  ---------    ---------  ---------  -------  -------
Accumulation units
   beginning of year          1,695,520  1,725,554    3,358,797  3,988,934  164,445   51,780
Accumulation units issued
   and transferred from
   other funding options        320,112    245,891       70,012    275,420  813,413  122,831
Accumulation units
   redeemed and
   transferred to
   other funding options       (235,379)  (275,925)    (431,750)  (905,557)(469,823) (10,166)
                              ---------  ---------    ---------  --------- --------  -------
Accumulation units
   end of year                1,780,253  1,695,520    2,997,059  3,358,797  508,035  164,445
                              =========  =========    =========  ========= ========  =======

                            DWSII INTERNATIONAL  DWSII STRATEGIC INCOME     DWSII BLUE CHIP
                                SUBACCOUNT             SUBACCOUNT              SUBACCOUNT
                                (CLASS B)              (CLASS B)               (CLASS B)
                           --------------------  ----------------------  ----------------------
                             2007        2006       2007        2006        2007        2006
                           ---------  ---------  ----------  ----------  ----------  ----------
Accumulation units
   beginning of year       2,931,211  1,832,877   4,484,148   4,406,818   3,736,156   3,864,532
Accumulation units issued
   and transferred from
   other funding options     284,221  1,625,828     853,117   1,091,893   1,405,123   1,606,502
Accumulation units
   redeemed and
   transferred to
   other funding options    (389,782)  (527,494) (1,231,652) (1,014,563) (1,412,470) (1,734,878)
                           ---------  ---------  ----------  ----------  ----------  ----------
Accumulation units
   end of year             2,825,650  2,931,211   4,105,613   4,484,148   3,728,809   3,736,156
                           =========  =========  ==========  ==========  ==========  ==========

6. SCHEDULES OF ACCUMULATION UNITS

   FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                                    DWSII                   DWSII                  DWSII
                           CONSERVATIVE ALLOCATION    CORE FIXED INCOME     DAVIS VENTURE VALUE
                                 SUBACCOUNT               SUBACCOUNT            SUBACCOUNT
                                 (CLASS B)                (CLASS B)             (CLASS B)
                           -----------------------  ---------------------  --------------------
                               2007       2006         2007       2006        2007       2006
                            ---------  ---------    ---------  ----------  ---------  ---------
Accumulation units
   beginning of year        9,736,937  6,415,915    6,082,456   6,450,173  6,525,305  6,218,858
Accumulation units issued
   and transferred from
   other funding options      567,570  4,304,151      775,746     640,305    924,969  1,197,184
Accumulation units
   redeemed and
   transferred to
   other funding options     (996,457)  (983,129)    (425,863) (1,008,022)  (740,426)  (890,737)
                            ---------  ---------    ---------  ----------  ---------  ---------
Accumulation units
   end of year              9,308,050  9,736,937    6,432,339   6,082,456  6,709,848  6,525,305
                            =========  =========    =========  ==========  =========  =========

                                    DWSII
                            GOVERNMENT & AGENCY
                                 SECURITIES       DWSII GROWTH ALLOCATION    DWSII HIGH INCOME
                                 SUBACCOUNT              SUBACCOUNT              SUBACCOUNT
                                 (CLASS B)                (CLASS B)              (CLASS B)
                           ---------------------  -----------------------  ---------------------
                              2007        2006       2007         2006        2007       2006
                           ----------  ---------  -----------  ----------  ----------  ---------
Accumulation units
   beginning of year        1,536,570  1,465,842  15,020,557   15,355,054   4,371,814  4,575,042
Accumulation units issued
   and transferred from
   other funding options    2,894,350    361,115     199,607    1,733,154     657,422    645,706
Accumulation units
   redeemed and
   transferred to
   other funding options   (3,022,995)  (290,387) (1,475,840)  (2,067,651) (1,153,008)  (848,934)
                           ----------  ---------  ----------   ----------  ----------  ---------
Accumulation units
   end of year              1,407,925  1,536,570  13,744,324   15,020,557   3,876,228  4,371,814
                           ==========  =========  ==========   ==========  ==========  =========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

                                DWSII DREMAN           DWSII DREMAN              DWSII
                             HIGH RETURN EQUITY     SMALL MID CAP VALUE     GLOBAL THEMATIC
                                 SUBACCOUNT             SUBACCOUNT            SUBACCOUNT
                                 (CLASS B)               (CLASS B)             (CLASS B)
                           ----------------------  --------------------  --------------------
                              2007        2006        2007       2006       2007       2006
                           ----------  ----------  ---------  ---------  ---------  ---------
Accumulation units
   beginning of year       12,289,457   8,634,012  4,782,849  4,743,295  2,262,472  1,911,607
Accumulation units issued
   and transferred from
   other funding options      940,231   4,577,342    346,432    709,429    551,390    668,695
Accumulation units
   redeemed and
   transferred to
   other funding options   (1,517,394)   (921,897)  (927,452)  (669,875)  (384,106)  (317,830)
                           ----------  ----------  ---------  ---------  ---------  ---------
Accumulation units
   end of year             11,712,294  12,289,457  4,201,829  4,782,849  2,429,756  2,262,472
                           ==========  ==========  =========  =========  =========  =========

                            DWSII INTERNATIONAL          DWSII                 DWSII
                               SELECT EQUITY     JANUS GROWTH & INCOME    LARGE CAP VALUE
                                 SUBACCOUNT            SUBACCOUNT            SUBACCOUNT
                                 (CLASS B)              (CLASS B)            (CLASS B)
                           --------------------  ---------------------  -------------------
                              2007       2006       2007      2006         2007     2006
                           ---------  ---------  ---------  ---------   --------  ---------
Accumulation units
   beginning of year       2,720,551  2,731,496  1,761,679  1,755,072   2,093,220 2,178,193
Accumulation units issued
   and transferred from
   other funding options     813,826    441,196    105,964    323,340     286,392    98,580
Accumulation units
   redeemed and
   transferred to
   other funding options    (539,971)  (452,141)  (324,216)  (316,733)   (286,739) (183,553)
                           ---------  ---------  ---------  ---------   --------- ---------
Accumulation units
   end of year             2,994,406  2,720,551  1,543,427  1,761,679   2,092,873 2,093,220
                           =========  =========  =========  =========   ========= =========

6. SCHEDULES OF ACCUMULATION UNITS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                           DWSII MID CAP GROWTH  DWSII MODERATE ALLOCATION    DWSII MONEY MARKET
                                SUBACCOUNT               SUBACCOUNT               SUBACCOUNT
                                (CLASS B)                (CLASS B)                 (CLASS B)
                           --------------------  -------------------------  ----------------------
                              2007       2006         2007        2006         2007        2006
                           --------   --------     ----------  ----------   ----------  ----------
Accumulation units
   beginning of year        619,590    535,680     14,480,930  14,105,725    4,881,772   3,008,146
Accumulation units issued
   and transferred from
   other funding options    218,719    190,825        684,692   1,990,699    9,539,157   7,382,314
Accumulation units
   redeemed and
   transferred to
   other funding options   (203,132)  (106,915)    (1,272,031) (1,615,494)  (9,810,312) (5,508,688)
                           --------   --------     ----------  ----------   ----------  ----------
Accumulation units
   end of year              635,177    619,590     13,893,591  14,480,930    4,610,617   4,881,772
                           ========   ========     ==========  ==========   ==========  ==========

                                FIDELITY VIP       FIDELITY VIP DYNAMIC       FIDELITY VIP
                                 CONTRAFUND        CAPITAL APPRECIATION         MID CAP
                                 SUBACCOUNT             SUBACCOUNT             SUBACCOUNT
                              (SERVICE CLASS 2)     (SERVICE CLASS 2)      (SERVICE CLASS 2)
                           ----------------------  --------------------  ----------------------
                              2007        2006        2007      2006        2007        2006
                           ----------  ----------  --------  ---------   ----------  ----------
Accumulation units
   beginning of year       13,276,383  11,558,934   987,639  1,019,630   13,668,604  12,661,865
Accumulation units issued
   and transferred from
   other funding options    1,624,741   2,663,803   144,271    183,819    1,197,289   2,294,370
Accumulation units
   redeemed and
   transferred to
   other funding options   (1,419,773)   (946,354) (218,941)  (215,810)  (1,677,846) (1,287,631)
                           ----------  ----------  --------   --------   ----------  ----------
Accumulation units
   end of year             13,481,351  13,276,383   912,969    987,639   13,188,047  13,668,604
                           ==========  ==========  ========   ========   ==========  ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

                                                                             DWSII TURNER
                           DWSII SMALL CAP GROWTH    DWSII TECHNOLOGY       MID CAP GROWTH
                                 SUBACCOUNT             SUBACCOUNT            SUBACCOUNT
                                 (CLASS B)              (CLASS B)             (CLASS B)
                           ----------------------  --------------------  --------------------
                              2007        2006        2007       2006       2007       2006
                           ---------   ---------   ---------  ---------  ---------  ---------
Accumulation units
   beginning of year       2,351,746   2,131,360   1,004,327  1,127,295  1,459,226  1,467,222
Accumulation units issued
   and transferred from
   other funding options     423,475     443,283     447,411    138,566    233,208    163,309
Accumulation units
   redeemed and
   transferred to
   other funding options    (430,265)   (222,897)   (292,449)  (261,534)  (236,341)  (171,305)
                           ---------   ---------   ---------  ---------  ---------  ---------
Accumulation units
   end of year             2,344,956   2,351,746   1,159,289  1,004,327  1,456,093  1,459,226
                           =========   =========   =========  =========  =========  =========

                                                           FTVIPT FRANKLIN
                                 FTVIPT FRANKLIN            SMALL MID-CAP            FTVIPT TEMPLETON
                           RISING DIVIDENDS SECURITIES    GROWTH SECURITIES   DEVELOPING MARKETS SECURITIES
                                    SUBACCOUNT               SUBACCOUNT                SUBACCOUNT
                                    (CLASS 2)                 (CLASS 2)                  (CLASS 2)
                           ---------------------------  --------------------  -----------------------------
                               2007           2006         2007      2006           2007          2006
                             ---------     ---------    ---------  ---------    -----------   -----------
Accumulation units
   beginning of year         9,631,983     8,404,286    3,318,352  2,841,043      5,399,345    4,916,065
Accumulation units issued
   and transferred from
   other funding options     1,815,168     2,400,678    1,606,442  1,028,179      1,157,528    1,529,889
Accumulation units
   redeemed and
   transferred to
   other funding options    (2,007,015)   (1,172,981)    (602,041)  (550,870)    (1,300,557)  (1,046,609)
                            ----------    ----------    ---------  ---------     ----------   ----------
Accumulation units
   end of year               9,440,136     9,631,983    4,322,753  3,318,352      5,256,316    5,399,345
                            ==========    ==========    =========  =========     ==========   ==========

6. SCHEDULES OF ACCUMULATION UNITS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                                      FTVIPT                   JANUS ASPEN         JANUS ASPEN
                           TEMPLETON FOREIGN SECURITIES  GLOBAL LIFE SCIENCES   GLOBAL TECHNOLOGY
                                    SUBACCOUNT                SUBACCOUNT           SUBACCOUNT
                                     (CLASS 2)              (SERVICE SHARES)     (SERVICE SHARES)
                           ----------------------------  --------------------  ------------------
                                2007           2006         2007      2006        2007     2006
                           -------------  -------------  ---------  ---------  ---------  -------
Accumulation units
   beginning of year         10,416,476      9,400,022    155,572    157,194     659,196  535,707
Accumulation units issued
   and transferred from
   other funding options      1,966,388      2,442,002     40,398      1,816     956,872  199,091
Accumulation units
   redeemed and
   transferred to
   other funding options     (2,201,869)    (1,425,548)   (29,110)    (3,438)    (57,413) (75,602)
                             ----------     ----------    -------    -------   ---------  -------
Accumulation units
   end of year               10,180,995     10,416,476    166,860    155,572   1,558,655  659,196
                             ==========     ==========    =======    =======   =========  =======

                           LMPVET APPRECIATION    LMPVET EQUITY INDEX  LMPVET FUNDAMENTAL VALUE
                                SUBACCOUNT             SUBACCOUNT             SUBACCOUNT
                                (CLASS I)              (CLASS II)              (CLASS I)
                           -------------------  ---------------------  ------------------------
                             2007 (b)    2006      2007       2006        2007 (b)       2006
                           ----------    ----   ---------  ----------  ------------    -------
Accumulation units
   beginning of year               --     --    9,129,895   9,143,966            --       --
Accumulation units issued
   and transferred from
   other funding options    1,184,416     --      499,090   1,086,227     3,037,012       --
Accumulation units
   redeemed and
   transferred to
   other funding options     (112,861)    --     (970,744) (1,100,298)     (131,245)      --
                            ---------    ---    ---------   ---------     ---------      ---
Accumulation units
   end of year              1,071,555     --    8,658,241   9,129,895     2,905,767       --
                            =========    ===    =========   =========     =========      ===

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

                             JANUS ASPEN           LMPVET             LMPVET
                           WORLDWIDE GROWTH  AGGRESSIVE GROWTH  AGGRESSIVE GROWTH
                              SUBACCOUNT         SUBACCOUNT         SUBACCOUNT
                           (SERVICE SHARES)      (CLASS I)          (CLASS II)
                           ----------------  -----------------  -----------------
                             2007     2006    2007 (b)  2006     2007 (b)  2006
                           -------  -------  ---------  ----    ---------  ----
Accumulation units
   beginning of year       163,227  164,893         --    --           --    --
Accumulation units issued
   and transferred from
   other funding options    37,029    3,522  5,720,120    --    5,163,546    --
Accumulation units
   redeemed and
   transferred to
   other funding options   (24,133)  (5,188)  (868,227)   --     (415,709)   --
                           -------  -------  ---------   ---    ---------   ---
Accumulation units
   end of year             176,123  163,227  4,851,893    --    4,747,837    --
                           =======  =======  =========   ===    =========   ===

                             LMPVET INVESTORS    LMPVET LARGE CAP GROWTH  LMPVET SMALL CAP GROWTH
                                SUBACCOUNT             SUBACCOUNT               SUBACCOUNT
                                (CLASS I)              (CLASS I)                (CLASS I)
                           --------------------  -----------------------  -----------------------
                              2007       2006       2007 (b)    2006         2007         2006
                           ---------  ---------  ------------  ---------  -----------  ----------
Accumulation units
   beginning of year       1,947,674  1,832,284            --     --        2,869,723  2,879,621
Accumulation units issued
   and transferred from
   other funding options      54,645    292,625     1,985,499     --          118,818    471,394
Accumulation units
   redeemed and
   transferred to
   other funding options     (93,696)  (177,235)     (173,480)    --         (325,682)  (481,292)
                           ---------  ---------     ---------    ---        ---------  ---------
Accumulation units
   end of year             1,908,623  1,947,674     1,812,019     --        2,662,859  2,869,723
                           ---------  ---------     ---------    ---        ---------  ---------

6. SCHEDULES OF ACCUMULATION UNITS

   FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                                LMPVET          LMPVPI ALL CAP       LMPVPI ALL CAP
                           SOCIAL AWARENESS       SUBACCOUNT           SUBACCOUNT
                              SUBACCOUNT          (CLASS I)            (CLASS II)
                           ----------------  ---------------------  -----------------
                             2007     2006    2007 (a)      2006    2007 (a)    2006
                           -------  -------  ----------  ---------  --------  -------
Accumulation units
   beginning of year       815,931  726,696   2,869,332  2,873,516   188,198   22,789
Accumulation units issued
   and transferred from
   other funding options    16,208  108,865      19,736    154,965    17,716  166,677
Accumulation units
   redeemed and
   transferred to
   other funding options    (9,359) (19,630) (2,889,068)  (159,149) (205,914)  (1,268)
                           -------  -------  ----------  ---------  --------  -------
Accumulation units
   end of year             822,780  815,931          --  2,869,332        --  188,198
                           =======  =======  ==========  =========  ========  =======

                                  LMPVPII               LMPVET
                             AGGRESSIVE GROWTH    CAPITAL AND INCOME         LMPVIT
                                SUBACCOUNT            SUBACCOUNT      ADJUSTABLE RATE INCOME
                                (CLASS II)            (CLASS II)            SUBACCOUNT
                           ---------------------  ------------------  ----------------------
                            2007 (a)     2006       2007 (b)   2006      2007       2006
                           ----------  ---------   ---------   ----   ---------  -----------
Accumulation units
   beginning of year        4,745,180  3,680,636          --     --   2,894,867   3,439,397
Accumulation units issued
   and transferred from
   other funding options      296,482  1,608,782   3,884,299     --     111,567     989,908
Accumulation units
   redeemed and
   transferred to
   other funding options   (5,041,662)  (544,238)   (263,670)    --    (605,303) (1,534,438)
                           ----------  ---------   ---------   ----   ---------  -----------
Accumulation units
   end of year                     --  4,745,180   3,620,629     --   2,401,131   2,894,867
                           ==========  =========   =========   ====   =========  ===========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

                                  LMPVPII                 LMPVPI                LMPVPII
                             GROWTH AND INCOME       LARGE CAP GROWTH      AGGRESSIVE GROWTH
                                 SUBACCOUNT             SUBACCOUNT            SUBACCOUNT
                                 (CLASS I)              (CLASS I)              (CLASS I)
                           ---------------------  ---------------------  ---------------------
                            2007 (a)      2006     2007 (a)      2006     2007 (a)     2006
                           ----------  ---------  ----------  ---------  ----------  ---------
Accumulation units
   beginning of year        1,170,026  1,150,610   2,012,091  2,072,507   5,658,321  5,529,157
Accumulation units issued
   and transferred from
   other funding options       19,254     73,093      38,411    234,618     180,607    821,206
Accumulation units
   redeemed and
   transferred to
   other funding options   (1,189,280)   (53,677) (2,050,502)  (295,034) (5,838,928)  (692,042)
                           ----------  ---------  ----------  ---------  ----------  ---------
Accumulation units
   end of year                     --  1,170,026          --  2,012,091          --  5,658,321
                           ==========  =========  ==========  =========  ==========  =========

                                                       LORD ABBETT             LORD ABBETT
                            LMPVPI TOTAL RETURN      GROWTH AND INCOME        MID-CAP VALUE
                                 SUBACCOUNT             SUBACCOUNT              SUBACCOUNT
                                 (CLASS II)             (CLASS VC)              (CLASS VC)
                           ---------------------  ----------------------  ----------------------
                            2007 (a)      2006      2007 (a)      2006     2007 (a)      2006
                           ----------  ---------  -----------  ---------  ----------  ----------
Accumulation units
   beginning of year        3,314,367  2,171,929    9,932,005  9,338,526   7,690,373   8,163,451
Accumulation units issued
   and transferred from
   other funding options      228,874  1,371,443      124,553  1,233,150     118,079     816,651
Accumulation units
   redeemed and
   transferred to
   other funding options   (3,543,241)  (229,005) (10,056,558)  (639,671) (7,808,452) (1,289,729)
                           ----------  ---------  -----------  ---------  ----------  ----------
Accumulation units
   end of year                     --  3,314,367           --  9,932,005          --   7,690,373
                           ==========  =========  ===========  =========  ==========  ==========

6. SCHEDULES OF ACCUMULATION UNITS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                                   MIST
                               BATTERYMARCH          MIST BLACKROCK      MIST BLACKROCK
                               MID-CAP STOCK           HIGH YIELD        LARGE-CAP CORE
                                 SUBACCOUNT            SUBACCOUNT          SUBACCOUNT
                                 (CLASS A)             (CLASS A)           (CLASS E)
                           --------------------  ---------------------  ---------------
                              2007       2006       2007        2006     2007 (b)  2006
                           ---------  ---------  ----------  ---------  ---------  ----
Accumulation units
   beginning of year       3,216,940         --   4,113,595         --         --    --
Accumulation units issued
   and transferred from
   other funding options     193,746  3,363,071   6,208,300  4,343,746  3,125,272    --
Accumulation units
   redeemed and
   transferred to
   other funding options    (298,598)  (146,131) (1,194,377)  (230,151)  (539,006)   --
                           ---------  ---------   ---------  ---------  ---------   ---
Accumulation units
   end of year             3,112,088  3,216,940   9,127,518  4,113,595  2,586,266    --
                           =========  =========   =========  =========  =========   ===

                                                                      MIST LEGG MASON PARTNERS
                             MIST JANUS FORTY    MIST LAZARD MID-CAP       MANAGED ASSETS
                                SUBACCOUNT            SUBACCOUNT             SUBACCOUNT
                                 (CLASS A)            (CLASS B)               (CLASS A)
                           --------------------  -------------------  ------------------------
                              2007       2006       2007 (b)  2006         2007       2006
                           ---------  ---------    ---------  ----      ---------  ---------
Accumulation units
   beginning of year       5,188,079         --          --     --      3,675,447         --
Accumulation units issued
   and transferred from
   other funding options     566,824  5,762,736     401,107     --        118,770  3,943,353
Accumulation units
   redeemed and
   transferred to
   other funding options    (594,085)  (574,657)    (16,058)    --       (211,594)  (267,906)
                           ---------  ---------     -------    ---      ---------  ---------
Accumulation units
   end of year             5,160,818  5,188,079     385,049     --      3,582,623  3,675,447
                           =========  =========     =======    ===      =========  =========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

                               MIST BLACKROCK         MIST DREMAN     MIST HARRIS OAKMARK
                               LARGE-CAP CORE       SMALL-CAP VALUE      INTERNATIONAL
                                 SUBACCOUNT           SUBACCOUNT          SUBACCOUNT
                                  (CLASS A)            (CLASS A)           (CLASS A)
                           ---------------------  ------------------  --------------------
                            2007 (a)      2006      2007      2006       2007       2006
                           ----------  ---------  --------  --------  ---------  ---------
Accumulation units
   beginning of year        3,099,244         --   275,512        --  3,322,398         --
Accumulation units issued
   and transferred from
   other funding options       16,857  3,302,279   316,207   381,716  1,429,651  3,611,302
Accumulation units
   redeemed and
   transferred to
   other funding options   (3,116,101)  (203,035) (211,038) (106,204)  (803,285)  (288,904)
                           ----------  ---------  --------  --------  ---------  ---------
Accumulation units
   end of year                     --  3,099,244   380,681   275,512  3,948,764  3,322,398
                           ==========  =========  ========  ========  =========  =========

                              MIST LORD ABBETT       MIST LORD ABBETT       MIST LORD ABBETT
                               BOND DEBENTURE        GROWTH AND INCOME       MID-CAP VALUE
                                 SUBACCOUNT             SUBACCOUNT            SUBACCOUNT
                                  (CLASS A)              (CLASS B)             (CLASS B)
                           ---------------------  ----------------------  -------------------
                              2007        2006       2007        2006        2007       2006
                           ----------  ---------  ----------  ----------  ----------  -------
Accumulation units
   beginning of year       3,146,161          --  14,275,553          --      99,669       --
Accumulation units issued
   and transferred from
   other funding options     576,718   3,433,474  14,856,127  14,993,449  12,918,221  108,274
Accumulation units
   redeemed and
   transferred to
   other funding options    (756,597)   (287,313) (3,109,457)   (717,896) (1,378,605)  (8,605)
                           ---------   ---------  ----------  ----------  ----------   ------
Accumulation units
   end of year             2,966,282   3,146,161  26,022,223  14,275,553  11,639,285   99,669
                           =========   =========  ==========  ==========  ==========   ======

6. SCHEDULES OF ACCUMULATION UNITS

   FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                               MIST MET/AIM          MIST MET/AIM         MIST MET/AIM
                           CAPITAL APPRECIATION  CAPITAL APPRECIATION   SMALL CAP GROWTH
                                SUBACCOUNT            SUBACCOUNT           SUBACCOUNT
                                 (CLASS A)             (CLASS E)           (CLASS A)
                           --------------------  --------------------  -----------------
                              2007       2006        2007 (b)  2006       2007     2006
                           ---------  ---------     ---------  ----    --------  -------
Accumulation units
   beginning of year       2,015,446         --            --    --     151,251       --
Accumulation units issued
   and transferred from
   other funding options      86,651  2,139,092     4,971,536    --     314,696  154,551
Accumulation units
   redeemed and
   transferred to
   other funding options    (167,318)  (123,646)     (512,247)   --    (146,233)  (3,300)
                           ---------  ---------     ---------   ---     -------  -------
Accumulation units
   end of year             1,934,779  2,015,446     4,459,289    --     319,714  151,251
                           =========  =========     =========   ===     =======  =======

                            MIST NEUBERGER BERMAN     MIST OPPENHEIMER           MIST PIMCO
                                 REAL ESTATE        CAPITAL APPRECIATION  INFLATION PROTECTED BOND
                                 SUBACCOUNT              SUBACCOUNT              SUBACCOUNT
                                  (CLASS A)              (CLASS B)                (CLASS A)
                           ----------------------  ---------------------  ------------------------
                              2007        2006        2007       2006           2007 (b)   2006
                           ----------  ----------  ----------  ---------       ----------  ----
Accumulation units
   beginning of year       14,706,355          --   5,583,958         --               --    --
Accumulation units issued
   and transferred from
   other funding options    1,900,596  16,175,653   1,593,063  6,236,033       11,241,613    --
Accumulation units
   redeemed and
   transferred to
   other funding options   (3,856,920) (1,469,298) (1,140,259)  (652,075)      (1,096,790)   --
                           ----------  ----------  ----------  ---------       ----------   ---
Accumulation units
   end of year             12,750,031  14,706,355   6,036,762  5,583,958       10,144,823    --
                           ==========  ==========  ==========  =========       ==========   ===

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

                           MIST MFS EMERGING  MIST MFS RESEARCH
                             MARKETS EQUITY     INTERNATIONAL       MIST MFS VALUE
                               SUBACCOUNT         SUBACCOUNT          SUBACCOUNT
                               (CLASS A)          (CLASS B)           (CLASS A)
                           -----------------  -----------------  --------------------
                              2007 (b)  2006    2007 (b)  2006      2007       2006
                             ---------  ----    --------  ----   ---------  ---------
Accumulation units
   beginning of year                --   --          --    --    5,844,597         --
Accumulation units issued
   and transferred from
   other funding options     2,153,591   --     937,540    --    1,441,701  6,289,699
Accumulation units
   redeemed and
   transferred to
   other funding options      (322,705)  --     (39,259)   --     (974,994)  (445,102)
                             ---------  ---     -------   ---    ---------  ---------
Accumulation units
   end of year               1,830,886   --     898,281    --    6,311,304  5,844,597
                             =========  ===     =======   ===    =========  =========

                                                 MIST PIONEER       MIST PIONEER
                           MIST PIONEER FUND    MID-CAP VALUE     STRATEGIC INCOME
                               SUBACCOUNT         SUBACCOUNT         SUBACCOUNT
                               (CLASS A)          (CLASS A)           (CLASS A)
                           -----------------  ----------------  --------------------
                              2007    2006     2007 (a)   2006      2007        2006
                            -------  -------   --------  ------  ---------  ---------
Accumulation units
   beginning of year        915,160       --   403,004       --  7,966,865         --
Accumulation units issued
   and transferred from
   other funding options     67,103  936,567     7,134  444,589    939,399  8,557,312
Accumulation units
   redeemed and
   transferred to
   other funding options   (272,490) (21,407) (410,138) (41,585)  (952,979)  (590,447)
                           --------  -------  --------  -------  ---------  ---------
Accumulation units
   end of year              709,773  915,160        --  403,004  7,953,285  7,966,865
                           ========  =======  ========  =======  =========  =========

6. SCHEDULES OF ACCUMULATION UNITS

   FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                              MIST THIRD AVENUE        MSF BLACKROCK        MSF BLACKROCK
                               SMALL CAP VALUE       AGGRESSIVE GROWTH       BOND INCOME
                                 SUBACCOUNT             SUBACCOUNT           SUBACCOUNT
                                  (CLASS B)              (CLASS D)            (CLASS A)
                           ----------------------  --------------------  --------------------
                              2007        2006        2007       2006       2007       2006
                           ----------  ----------  ---------  ---------  ---------  ---------
Accumulation units
   beginning of year       11,792,862          --  3,413,185         --  7,798,698         --
Accumulation units issued
   and transferred from
   other funding options   15,734,507  12,210,404    392,831  3,578,209    737,988  8,462,148
Accumulation units
   redeemed and
   transferred to
   other funding options   (3,600,075)   (417,542)  (387,135)  (165,024)  (816,797)  (663,450)
                           ----------  ----------  ---------  ---------  ---------  ---------
Accumulation units
   end of year             23,927,294  11,792,862  3,418,881  3,413,185  7,719,889  7,798,698
                           ==========  ==========  =========  =========  =========  =========

                                                                               MSF METLIFE
                                MSF METLIFE             MSF METLIFE          CONSERVATIVE TO
                           AGGRESSIVE ALLOCATION  CONSERVATIVE ALLOCATION  MODERATE ALLOCATION
                                SUBACCOUNT               SUBACCOUNT            SUBACCOUNT
                                 (CLASS B)               (CLASS B)              (CLASS B)
                           ---------------------  -----------------------  ---------------------
                              2007        2006       2007         2006       2007        2006
                           ----------  ---------  ----------  -----------  ---------  ----------
Accumulation units
   beginning of year       1,576,664          --   2,592,542         --    1,853,011          --
Accumulation units issued
   and transferred from
   other funding options     569,918   1,713,712     847,935  2,641,429    3,144,748   1,952,711
Accumulation units
   redeemed and
   transferred to
   other funding options    (219,409)   (137,048)   (834,669)   (48,887)  (1,336,214)    (99,700)
                           ---------   ---------   ---------  ---------   ----------   ---------
Accumulation units
   end of year             1,927,173   1,576,664   2,605,808  2,592,542    3,661,545   1,853,011
                           =========   =========   =========  =========   ==========   =========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

                           MSF BLACKROCK MONEY MARKET    MSF FI LARGE CAP    MSF FI VALUE LEADERS
                                   SUBACCOUNT               SUBACCOUNT            SUBACCOUNT
                                   (CLASS A)                (CLASS A)              (CLASS D)
                           --------------------------  --------------------  ---------------------
                                2007          2006        2007      2006        2007       2006
                            -----------   -----------  ---------  ---------  ---------  ----------
Accumulation units
   beginning of year         22,531,235            --  3,768,467         --  7,805,775          --
Accumulation units issued
   and transferred from
   other funding options     34,307,877    34,590,620    113,449  3,952,303    470,362   8,124,164
Accumulation units
   redeemed and
   transferred to
   other funding options    (24,040,617)  (12,059,385)  (405,727)  (183,836)  (624,559)   (318,389)
                            -----------   -----------  ---------  ---------  ---------   ---------
Accumulation units
   end of year               32,798,495    22,531,235  3,476,189  3,768,467  7,651,578   7,805,775
                            ===========   ===========  =========  =========  =========   =========

                                                        MSF METLIFE
                                 MSF METLIFE            MODERATE TO
                             MODERATE ALLOCATION   AGGRESSIVE ALLOCATION  MSF MFS TOTAL RETURN
                                  SUBACCOUNT             SUBACCOUNT            SUBACCOUNT
                                  (CLASS B)              (CLASS B)              (CLASS B)
                           ----------------------  ---------------------  ---------------------
                              2007        2006        2007       2006        2007        2006
                           ----------  ----------  ----------  ---------  ----------  ---------
Accumulation units
   beginning of year       10,582,466          --   6,708,557         --  3,929,278          --
Accumulation units issued
   and transferred from
   other funding options    2,471,387  11,263,109   1,679,272  7,282,341  1,590,076   4,242,002
Accumulation units
   redeemed and
   transferred to
   other funding options   (1,293,116)   (680,643) (2,184,319)  (573,784)  (486,637)   (312,724)
                           ----------  ----------  ----------  ---------  ---------   ---------
Accumulation units
   end of year             11,760,737  10,582,466   6,203,510  6,708,557  5,032,717   3,929,278
                           ==========  ==========  ==========  =========  =========   =========

6. SCHEDULES OF ACCUMULATION UNITS

   FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                                                       MSF OPPENHEIMER      MSF T. ROWE PRICE
                            MSF MFS TOTAL RETURN        GLOBAL EQUITY        LARGE CAP GROWTH
                                 SUBACCOUNT              SUBACCOUNT             SUBACCOUNT
                                 (CLASS F)                (CLASS B)             (CLASS B)
                           ----------------------  ----------------------  -------------------
                              2007        2006        2007        2006       2007       2006
                           ----------  ----------  ----------  ----------  --------  ---------
Accumulation units
   beginning of year       25,722,813          --  33,479,697          -- 2,365,014         --
Accumulation units issued
   and transferred from
   other funding options    1,167,773  27,356,393   2,303,702  36,311,128   224,399  2,635,279
Accumulation units
   redeemed and
   transferred to
   other funding options   (2,469,417) (1,633,580) (5,356,933) (2,831,431) (199,525)  (270,265)
                           ----------  ----------  ----------  ---------- ---------  ---------
Accumulation units
   end of year             24,421,169  25,722,813  30,426,466  33,479,697 2,389,888  2,365,014
                           ==========  ==========  ==========  ========== =========  =========

                           PIMCO VIT TOTAL RETURN  PIONEER AMERICA INCOME VCT  PIONEER BOND VCT
                                 SUBACCOUNT                SUBACCOUNT             SUBACCOUNT
                           (ADMINISTRATIVE CLASS)          (CLASS II)             (CLASS II)
                           ----------------------  --------------------------  ----------------
                              2007        2006       2007 (c)       2006        2007 (d)  2006
                           ----------  ----------   -----------  ----------    ---------  ----
Accumulation units
   beginning of year       24,626,133  22,715,127     8,438,521   7,378,651           --    --
Accumulation units issued
   and transferred from
   other funding options    2,349,273   3,933,547     3,663,714   3,095,937    9,125,288    --
Accumulation units
   redeemed and
   transferred to
   other funding options   (3,140,604) (2,022,541)  (12,102,235) (2,036,067)    (227,940)   --
                           ----------  ----------   -----------  ----------    ---------   ---
Accumulation units
   end of year             23,834,802  24,626,133            --   8,438,521    8,897,348    --
                           ==========  ==========   ===========  ==========    =========   ===

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

                             MSF WESTERN ASSET      MSF WESTERN ASSET
                                MANAGEMENT             MANAGEMENT               PIMCO VIT
                              HIGH YIELD BOND        U.S. GOVERNMENT           REAL RETURN
                                SUBACCOUNT             SUBACCOUNT               SUBACCOUNT
                                 (CLASS A)              (CLASS A)         (ADMINISTRATIVE CLASS)
                           ---------------------  ---------------------  ------------------------
                            2007 (a)      2006       2007        2006      2007 (a)       2006
                           ----------  ---------  ----------  ---------  -----------  -----------
Accumulation units
   beginning of year        6,376,927         --   5,917,674         --   10,339,811   9,966,865
Accumulation units issued
   and transferred from
   other funding options      376,308  6,932,418     635,895  6,558,211      477,387   1,820,158
Accumulation units
   redeemed and
   transferred to
   other funding options   (6,753,235)  (555,491) (1,162,059)  (640,537) (10,817,198) (1,447,212)
                           ----------   --------  ----------  ---------  -----------  ----------
Accumulation units
   end of year                     --  6,376,927   5,391,510  5,917,674           --  10,339,811
                           ==========   ========  ==========  =========  ===========  ==========

                                                       PIONEER EMERGING
                           PIONEER CULLEN VALUE VCT       MARKETS VCT      PIONEER EQUITY INCOME VCT
                                  SUBACCOUNT              SUBACCOUNT               SUBACCOUNT
                                  (CLASS II)              (CLASS II)               (CLASS II)
                           ------------------------  --------------------  -------------------------
                                2007       2006         2007       2006        2007        2006
                             ---------  ---------    ---------  ---------   ----------  -----------
Accumulation units
   beginning of year         4,297,206  1,317,687    3,672,536  2,673,916    7,097,228   5,593,506
Accumulation units issued
   and transferred from
   other funding options     2,431,693  3,347,734    1,120,206  1,638,593    1,882,074   2,656,143
Accumulation units
   redeemed and
   transferred to
   other funding options      (380,226)  (368,215)    (758,750)  (639,973)  (1,384,548) (1,152,421)
                             ---------  ---------    ---------  ---------   ----------  ----------
Accumulation units
   end of year               6,348,673  4,297,206    4,033,992  3,672,536    7,594,754   7,097,228
                             =========  =========    =========  =========   ==========  ==========

6. SCHEDULES OF ACCUMULATION UNITS

   FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                             PIONEER EQUITY
                             OPPORTUNITY VCT     PIONEER FUND VCT     PIONEER GLOBAL HIGH YIELD VCT
                               SUBACCOUNT           SUBACCOUNT                 SUBACCOUNT
                               (CLASS II)           (CLASS II)                 (CLASS II)
                           ------------------  ---------------------  -----------------------------
                           2007 (c)    2006       2007       2006          2007            2006
                           --------  --------  ----------  ---------    ----------      ---------
Accumulation units
   beginning of year        157,920    29,930   6,574,991  5,875,325     3,094,636        670,475
Accumulation units issued
   and transferred from
   other funding options    643,206   145,078   4,960,574  1,441,436     2,052,285      2,877,657
Accumulation units
   redeemed and
   transferred to
   other funding options   (801,126)  (17,088)   (915,105)  (741,770)     (616,505)      (453,496)
                           --------   -------  ----------  ---------     ---------      ---------
Accumulation units
   end of year                   --   157,920  10,620,460  6,574,991     4,530,416      3,094,636
                           ========   =======  ==========  =========     =========      =========

                                PIONEER IBBOTSON                                PIONEER INTERNATIONAL
                             MODERATE ALLOCATION VCT  PIONEER INDEPENDENCE VCT        VALUE VCT
                                   SUBACCOUNT                SUBACCOUNT              SUBACCOUNT
                                   (CLASS II)                (CLASS II)              (CLASS II)
                           -------------------------  ------------------------  ---------------------
                                2007          2006       2007         2006         2007        2006
                             ----------   ----------   ----------   ---------   ---------   ---------
Accumulation units
   beginning of year         33,497,696    4,662,565   1,389,954    1,184,218   2,234,002     873,269
Accumulation units issued
   and transferred from
   other funding options     19,312,093   29,480,619     497,153      343,955   1,190,952   1,498,574
Accumulation units
   redeemed and
   transferred to
   other funding options     (4,477,681)    (645,488)   (183,413)    (138,219)   (729,634)   (137,841)
                             ----------   ----------   ---------    ---------   ---------   ---------
Accumulation units
   end of year               48,332,108   33,497,696   1,703,694    1,389,954   2,695,320   2,234,002
                             ==========   ==========   =========    =========   =========   =========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

                                                       PIONEER IBBOTSON          PIONEER IBBOTSON
                           PIONEER HIGH YIELD VCT  AGGRESSIVE ALLOCATION VCT   GROWTH ALLOCATION VCT
                                 SUBACCOUNT               SUBACCOUNT                SUBACCOUNT
                                 (CLASS II)               (CLASS II)                (CLASS II)
                           ----------------------  -------------------------  ----------------------
                              2007         2006         2007        2006         2007         2006
                           ----------  ----------  ------------  -----------  ----------  ----------
Accumulation units
   beginning of year       11,739,167   8,125,948    3,636,672    1,079,371   55,528,247   4,438,944
Accumulation units issued
   and transferred from
   other funding options    5,048,767   6,964,538      912,353    2,604,253   41,954,885  52,273,408
Accumulation units
   redeemed and
   transferred to
   other funding options   (6,430,691) (3,351,319)    (145,293)     (46,952)  (5,796,944) (1,184,105)
                           ----------  ----------    ---------    ---------   ----------  ----------
Accumulation units
   end of year             10,357,243  11,739,167    4,403,732    3,636,672   91,686,188  55,528,247
                           ==========  ==========    =========    =========   ==========  ==========

                                                         PIONEER OAK RIDGE     PIONEER REAL ESTATE
                           PIONEER MID CAP VALUE VCT   LARGE CAP GROWTH VCT         SHARES VCT
                                  SUBACCOUNT                SUBACCOUNT              SUBACCOUNT
                                  (CLASS II)                (CLASS II)              (CLASS II)
                           -------------------------  ----------------------  ----------------------
                               2007          2006         2007       2006        2007        2006
                            -----------  -----------  ----------  ----------  ----------  ----------
Accumulation units
   beginning of year         5,977,757    5,101,198    4,895,868   3,981,959   4,536,822   3,539,719
Accumulation units issued
   and transferred from
   other funding options     1,577,586    1,997,504    1,142,360   1,981,145   1,111,440   1,711,288
Accumulation units
   redeemed and
   transferred to
   other funding options    (1,192,980)  (1,120,945)  (1,154,178) (1,067,236) (1,600,366)   (714,185)
                            ----------   ----------   ----------  ----------  ----------   ---------
Accumulation units
   end of year               6,362,363    5,977,757    4,884,050   4,895,868   4,047,896   4,536,822
                            ==========   ==========   ==========  ==========  ==========   =========

6. SCHEDULES OF ACCUMULATION UNITS

   FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                           PIONEER SMALL AND MID CAP
                                   GROWTH VCT         PIONEER SMALL CAP VALUE VCT  PIONEER STRATEGIC INCOME VCT
                                   SUBACCOUNT                  SUBACCOUNT                   SUBACCOUNT
                                   (CLASS II)                  (CLASS II)                   (CLASS II)
                           -------------------------  ---------------------------  ----------------------------
                              2007 (c)      2006            2007       2006              2007       2006
                             ----------  ---------       ---------  ---------         ----------  ----------
Accumulation units
   beginning of year          1,958,429  1,574,787       4,227,642  2,736,236         15,976,603  13,239,389
Accumulation units issued
   and transferred from
   other funding options        575,778    467,306         708,121  2,141,083          4,568,930   4,938,561
Accumulation units
   redeemed and
   transferred to
   other funding options     (2,534,207)   (83,664)       (769,442)  (649,677)        (2,745,238) (2,201,347)
                             ----------  ---------       ---------  ---------         ----------  ----------
Accumulation units
   end of year                       --  1,958,429       4,166,321  4,227,642         17,800,295  15,976,603
                             ==========  =========       =========  =========         ==========  ==========

                           VAN KAMPEN LIT COMSTOCK  VAN KAMPEN LIT ENTERPRISE
                                 SUBACCOUNT                 SUBACCOUNT
                                 (CLASS II)                 (CLASS II)
                           -----------------------  -------------------------
                              2007        2006             2007     2006
                           ----------  ----------        -------  -------
Accumulation units
   beginning of year        9,180,155   9,419,284        130,233  128,454
Accumulation units issued
   and transferred from
   other funding options      711,896     829,323          3,027    4,219
Accumulation units
   redeemed and
   transferred to
   other funding options   (1,518,296) (1,068,452)        (5,098)  (2,440)
                           ----------  ----------        -------  -------
Accumulation units
   end of year              8,373,755   9,180,155        128,162  130,233
                           ==========  ==========        =======  =======

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

                             PIONEER VALUE VCT    PUTNAM VT INTERNATIONAL EQUITY  PUTNAM VT SMALL CAP VALUE
                                 SUBACCOUNT                 SUBACCOUNT                    SUBACCOUNT
                                 (CLASS II)                 (CLASS IB)                    (CLASS IB)
                           ---------------------  ------------------------------  -------------------------
                            2007 (c)      2006          2007 (a)    2006             2007 (a)     2006
                           ----------  ---------        --------  -------           ----------  ---------
Accumulation units
   beginning of year        4,145,657  3,810,379         355,928  377,849            7,588,935  7,438,554
Accumulation units issued
   and transferred from
   other funding options      427,838    790,341             936   26,406               75,921    968,543
Accumulation units
   redeemed and
   transferred to
   other funding options   (4,573,495)  (455,063)       (356,864) (48,327)          (7,664,856)  (818,162)
                           ----------  ---------        --------  -------           ----------  ---------
Accumulation units
   end of year                     --  4,145,657              --  355,928                   --  7,588,935
                           ==========  =========        ========  =======           ==========  =========

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Contract Owners of
MetLife of CT Separate Account Ten for Variable
Annuities and the Board of Directors of
MetLife Insurance Company of Connecticut:

We have audited the accompanying statements of assets and liabilities of MetLife of CT Separate Account Ten for Variable Annuities (the "Separate Account") of MetLife Insurance Company of Connecticut (the "Company") comprising each of the individual Subaccounts listed in Appendix A as of December 31, 2007 and the related statements of operations for the periods presented in the year then ended, and the statements of changes in net assets for each of the periods presented in the two years then ended. We have also audited the statements of operations for the periods presented in the year ended December 31, 2007, and the statements of changes in net assets for each of the periods presented in the two years then ended for each of the individual Subaccounts listed in Appendix
B. These financial statements are the responsibility of the Separate Account's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial highlights of the Separate Account included in Note 5 for the periods in the two years ended December 31, 2004, were audited by other auditors whose report, dated March 21, 2005, expressed an unqualified opinion on those financial highlights.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Separate Account is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Separate Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2007, by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the Subaccounts constituting the Separate Account of the Company as of December 31, 2007, the results of their operations for the periods presented in the year then ended, and the changes in their net assets for each of the periods presented in the two years then ended, in conformity with accounting principles generally accepted in the United States of America.


/s/ DELOITTE & TOUCHE LLP
Certified Public Accountants

Tampa, FL
March 24, 2008

                                   APPENDIX A

AIM V.I. Mid Cap Core Equity Subaccount (Series II)
American Funds Global Growth Subaccount (Class 2)
American Funds Growth Subaccount (Class 2)
American Funds Growth-Income Subaccount (Class 2)
Dreyfus VIF Appreciation Subaccount (Initial Shares)
Dreyfus VIF Developing Leaders Subaccount (Initial Shares)
Fidelity VIP Contrafund Subaccount (Service Class 2)
Fidelity VIP Contrafund Subaccount (Service  Class)
Fidelity VIP Dynamic Capital Appreciation Subaccount (Service Class 2) Fidelity VIP Mid Cap Subaccount (Service Class 2)
FTVIPT Franklin Income Securities Subaccount (Class 2)
FTVIPT Franklin Rising Dividends Securities Subaccount (Class 2) FTVIPT Franklin Small-Mid Cap Growth Securities Subaccount (Class 2) FTVIPT Templeton Developing Markets Securities Subaccount (Class 2) FTVIPT Templeton Foreign Securities Subaccount (Class 2)
Janus Aspen Global Life Sciences Subaccount (Service Shares)
Janus Aspen Global Technology Subaccount (Service Shares)
Janus Aspen Mid Cap Growth Subaccount (Service Shares)
Janus Aspen Worldwide Growth Subaccount (Service Shares)
LMPVET Aggressive Growth Subaccount (Class I)
LMPVET Aggressive Growth Subaccount (Class II)
LMPVET Appreciation Subaccount (Class I)
LMPVET Appreciation Subaccount (Class II)
LMPVET Capital Subaccount
LMPVET Dividend Strategy Subaccount
LMPVET Equity Index Subaccount (Class II)
LMPVET Fundamental Value Subaccount (Class I)
LMPVET Global Equity Subaccount
LMPVET International All Cap Opportunity Subaccount
LMPVET Investors Subaccount (Class I)
LMPVET Large Cap Growth  Subaccount (Class I)
LMPVET Mid Cap Core Subaccount (Class I)
LMPVET Small Cap Growth Subaccount (Class I)
LMPVET Capital and Income Subaccount (Class II)
LMPVIT Adjustable Rate Income Subaccount
LMPVIT Diversified Strategic Income Subaccount
LMPVIT High Income Subaccount
LMPVIT Money Market Subaccount
MIST Batterymarch Mid-Cap Stock Subaccount (Class A)
MIST BlackRock High Yield Subaccount (Class A)
MIST BlackRock Large-Cap Core Subaccount (Class E)
MIST Dreman Small-Cap Value Subaccount (Class A)
MIST Harris Oakmark International Subaccount (Class A)
MIST Janus Forty Subaccount (Class A)
MIST Lazard Mid-Cap Subaccount (Class B)
MIST Legg Mason Partners Managed Assets Subaccount (Class A)
MIST Lord Abbett Bond Debenture Subaccount (Class A)
MIST Lord Abbett Growth and Income Subaccount (Class B)
MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
MIST Met/AIM Capital Appreciation Subaccount (Class A)
MIST Met/AIM Capital Appreciation Subaccount (Class E)
MIST Met/AIM Small Cap Growth Subaccount (Class A)
MIST MFS Emerging Markets Equity Subaccount (Class A)
MIST MFS Research International Subaccount (Class B)
MIST MFS Value Subaccount (Class A)
MIST Neuberger Berman Real Estate Subaccount (Class A)
MIST Oppenheimer Capital Appreciation Subaccount (Class B)
MIST PIMCO Inflation Protected Bond Subaccount (Class A)
MIST Pioneer Fund Subaccount (Class A)
MIST Pioneer Strategic Income Subaccount (Class A)
MIST Third Avenue Small Cap Value Subaccount (Class B)
MSF BlackRock Aggressive Growth Subaccount (Class D)
MSF BlackRock Bond Income Subaccount (Class A)
MSF BlackRock Bond Income Subaccount (Class E)
MSF BlackRock Money Market Subaccount (Class A)
MSF Capital Guardian U.S. Equity Subaccount (Class A)
MSF FI Large Cap Subaccount (Class A)
MSF FI Value Leaders Subaccount (Class D)
MSF MetLife Aggressive Allocation Subaccount (Class B)
MSF MetLife Conservative Allocation Subaccount (Class B)
MSF MetLife Conservative to Moderate Allocation Subaccount (Class B) MSF MetLife Moderate Allocation Subaccount (Class B)
MSF MetLife Moderate to Aggressive Allocation Subaccount (Class B)
MSF MFSTotal Return Subaccount (Class B)
MSF MFS Total Return Subaccount (Class F)
MSF Oppenheimer Global Equity Subaccount (Class B)

                                   APPENDIX A

MSF T. Rowe Price Large Cap Growth Subaccount (Class B)
MSF Western Asset Management U.S. Government Subaccount (Class A) PIMCO VIT Total Return Subaccount (Administrative Class)
Pioneer Bond VCT Subaccount (Class II)
Pioneer Cullen Value VCT Subaccount (Class II)
Pioneer Emerging Markets VCT Subaccount (Class II)
Pioneer Equity Income VCT Subaccount (Class II)
Pioneer Fund VCT Subaccount (Class II)
Pioneer Global High Yield VCT Subaccount (Class II)
Pioneer High Yield VCT Subaccount (Class II)
Pioneer Ibbotson Aggressive Allocation VCT Subaccount (Class II) Pioneer Ibbotson Growth Allocation VCT Subaccount (Class II) Pioneer Ibbotson Moderate Allocation VCT Subaccount (Class II) Pioneer Independence VCT Subaccount (Class II)
Pioneer International Value VCT Subaccount (Class II)
Pioneer Mid Cap Value VCT Subaccount (Class II)
Pioneer Oak Ridge Large Cap Growth VCT Subaccount (Class II) Pioneer Real Estate Shares VCT Subaccount (Class II)
Pioneer Small Cap Value VCT Subaccount (Class II)
Pioneer Strategic Income VCT Subaccount (Class II)
Putnam VT Discovery Growth Subaccount (Class IB)
Van Kampen LIT Comstock Subaccount (Class II)
Van Kampen LIT Enterprise Subaccount (Class II)
Van Kampen LIT Strategic Growth Subaccount (Class I)

                                   APPENDIX B

AIM V.I. Capital Appreciation Subaccount (Series II)
AIM V.I. Core Equity Subaccount (Series I)
Credit Suisse Trust Emerging Markets Subaccount
LMPIS Premier Selections All Cap Growth Subaccount
LMPVET Multiple Discipline Subaccount-Large All Cap Growth and Value LMPVPI All Cap Subaccount (Class I)
LMPVPI All Cap Subaccount (Class II)
LMPVPII Growth and Income Subaccount (Class I)
LMPVPV Small Cap Growth Opportunities Subaccount
LMPVPI Large Cap Growth Subaccount (Class I)
LMPVPII Aggressive Growth Subaccount (Class I)
LMPVPII Aggressive Growth Subaccount (Class II)
LMPVPI Total Return Subaccount (Class II)
LMPVPIII Large Cap Value Subaccount
Lord Abbett Growth and Income Subaccount (Class VC)
Lord Abbett Mid-Cap Value Subaccount (Class VC)
MIST BlackRock Large-Cap Core Subaccount (Class A)
MIST Pioneer Mid-Cap Value Subaccount (Class A)
MSF Western Asset Management High Yield Bond Subaccount (Class A) PIMCO VIT Real Return Subaccount (Administrative Class)
Pioneer America Income VCT Subaccount (Class II)
Pioneer Equity Opportunity VCT Subaccount (Class II)
Pioneer Small and Mid Cap Growth VCT Subaccount (Class II)
Pioneer Value VCT Subaccount (Class II)
Putnam VT International Equity Subaccount (Class IB)
Putnam VT Small Cap Value Subaccount (Class IB)

            METLIFE OF CT SEPARATE ACCOUNT TEN FOR VARIABLE ANNUITIES
                   OF METLIFE INSURANCE COMPANY OF CONNECTICUT
                       STATEMENT OF ASSETS AND LIABILITIES
                                DECEMBER 31, 2007

                               AIM V.I. MID CAP  AMERICAN FUNDS  AMERICAN FUNDS  AMERICAN FUNDS
                                  CORE EQUITY     GLOBAL GROWTH      GROWTH       GROWTH-INCOME
                                  SUBACCOUNT       SUBACCOUNT      SUBACCOUNT      SUBACCOUNT
                                  (SERIES II)       (CLASS 2)       (CLASS 2)       (CLASS 2)
                               ----------------  --------------  --------------  --------------
ASSETS:
   Investments at fair value       $362,529        $42,685,447     $92,020,692     $87,502,658
   Due from MetLife Insurance
      Company of Connecticut             --                 --              --              --
                                   --------        -----------     -----------     -----------
         Total Assets               362,529         42,685,447      92,020,692      87,502,658
                                   --------        -----------     -----------     -----------
LIABILITIES:
   Other payables
      Insurance charges                  63              5,806          13,381          12,371
      Administrative fees                 4                529           1,155           1,087
   Due to MetLife Insurance
      Company of Connecticut             --                 --              --              --
                                   --------        -----------     -----------     -----------
         Total Liabilities               67              6,335          14,536          13,458
                                   --------        -----------     -----------     -----------
NET ASSETS                         $362,462        $42,679,112     $92,006,156     $87,489,200
                                   ========        ===========     ===========     ===========

   The accompanying notes are an integral part of these financial statements.

                                  DREYFUS VIF        DREYFUS VIF        FIDELITY VIP      FIDELITY VIP
                                 APPRECIATION    DEVELOPING LEADERS      CONTRAFUND        CONTRAFUND
                                  SUBACCOUNT         SUBACCOUNT          SUBACCOUNT        SUBACCOUNT
                               (INITIAL SHARES)   (INITIAL SHARES)   (SERVICE CLASS 2)  (SERVICE CLASS)
                               ----------------  ------------------  -----------------  ---------------
ASSETS:
   Investments at fair value       $405,613           $848,758           $4,120,357       $16,247,360
   Due from MetLife Insurance
      Company of Connecticut             --                 --                   --                --
                                   --------           --------           ----------       -----------
         Total Assets               405,613            848,758            4,120,357        16,247,360
                                   --------           --------           ----------       -----------
LIABILITIES:
   Other payables
      Insurance charges                  67                128                  649             2,253
      Administrative fees                 5                 11                   50               201
   Due to MetLife Insurance
      Company of Connecticut             --                 --                   --                --
                                   --------           --------           ----------       -----------
         Total Liabilities               72                139                  699             2,454
                                   --------           --------           ----------       -----------
NET ASSETS                         $405,541           $848,619           $4,119,658       $16,244,906
                                   ========           ========           ==========       ===========

   The accompanying notes are an integral part of these financial statements.


                               FIDELITY VIP DYNAMIC                         FTVIPT FRANKLIN
                               CAPITAL APPRECIATION  FIDELITY VIP MID CAP  INCOME SECURITIES
                                    SUBACCOUNT            SUBACCOUNT           SUBACCOUNT
                                 (SERVICE CLASS 2)     (SERVICE CLASS 2)       (CLASS 2)
                               --------------------  --------------------  -----------------
ASSETS:
   Investments at fair value         $376,644             $19,263,146          $6,308,213
   Due from MetLife Insurance
      Company of Connecticut               --                      --                  --
                                     --------             -----------          ----------
         Total Assets                 376,644              19,263,146           6,308,213
                                     --------             -----------          ----------
LIABILITIES:
   Other payables
      Insurance charges                    56                   2,839                 888
      Administrative fees                   4                     239                  78
   Due to MetLife Insurance
      Company of Connecticut               --                      --                  --
                                     --------             -----------          ----------
         Total Liabilities                 60                   3,078                 966
                                     --------             -----------          ----------
NET ASSETS                           $376,584             $19,260,068          $6,307,247
                                     ========             ===========          ==========

                                FTVIPT FRANKLIN   FTVIPT FRANKLIN    FTVIPT TEMPLETON
                               RISING DIVIDENDS    SMALL-MID CAP    DEVELOPING MARKETS
                                  SECURITIES     GROWTH SECURITIES      SECURITIES
                                  SUBACCOUNT         SUBACCOUNT         SUBACCOUNT
                                   (CLASS 2)         (CLASS 2)           (CLASS 2)
                               ----------------  -----------------  ------------------
ASSETS:
   Investments at fair value       $997,381          $8,526,641         $9,961,094
   Due from MetLife Insurance
      Company of Connecticut             --                  --                 --
                                   --------          ----------         ----------
         Total Assets               997,381           8,526,641          9,961,094
                                   --------          ----------         ----------
LIABILITIES:
   Other payables
      Insurance charges                 182               1,228              1,423
      Administrative fees                12                 106                123
   Due to MetLife Insurance
      Company of Connecticut             --                  --                 --
                                   --------          ----------         ----------
         Total Liabilities              194               1,334              1,546
                                   --------          ----------         ----------
NET ASSETS                         $997,187          $8,525,307         $9,959,548
                                   ========          ==========         ==========

   The accompanying notes are an integral part of these financial statements.

                                FTVIPT TEMPLETON   JANUS ASPEN GLOBAL  JANUS ASPEN GLOBAL  JANUS ASPEN MID CAP
                               FOREIGN SECURITIES     LIFE SCIENCES        TECHNOLOGY            GROWTH
                                   SUBACCOUNT          SUBACCOUNT          SUBACCOUNT          SUBACCOUNT
                                   (CLASS 2)        (SERVICE SHARES)    (SERVICE SHARES)    (SERVICE SHARES)
                               ------------------  ------------------  ------------------  -------------------
ASSETS:
   Investments at fair value       $22,286,245           $35,819            $115,282            $3,064,242
   Due from MetLife Insurance
      Company of Connecticut                --                --                  --                    --
                                   -----------           -------            --------            ----------
         Total Assets               22,286,245            35,819             115,282             3,064,242
                                   -----------           -------            --------            ----------
LIABILITIES:
   Other payables
      Insurance charges                  3,185                 6                  18                   366
      Administrative fees                  275                --                   1                    38
   Due to MetLife Insurance
      Company of Connecticut                --                --                  --                    --
                                   -----------           -------            --------            ----------
         Total Liabilities               3,460                 6                  19                   404
                                   -----------           -------            --------            ----------
NET ASSETS                         $22,282,785           $35,813            $115,263            $3,063,838
                                   ===========           =======            ========            ==========

   The accompanying notes are an integral part of these financial statements.

                                  JANUS ASPEN    LMPVET AGGRESSIVE  LMPVET AGGRESSIVE     LMPVET        LMPVET
                               WORLDWIDE GROWTH        GROWTH            GROWTH        APPRECIATION  APPRECIATION
                                  SUBACCOUNT         SUBACCOUNT        SUBACCOUNT       SUBACCOUNT    SUBACCOUNT   LMPVET CAPITAL
                               (SERVICE SHARES)      (CLASS I)         (CLASS II)        (CLASS I)    (CLASS II)     SUBACCOUNT
                               ----------------  -----------------  -----------------  ------------  ------------  --------------
ASSETS:
   Investments at fair value        $155,876        $49,998,484          $625,810       $27,127,577   $8,071,482     $75,175,200
   Due from MetLife Insurance
      Company of Connecticut              --                 --                --                --           --              --
                                    --------        -----------          --------       -----------   ----------     -----------
         Total Assets                155,876         49,998,484           625,810        27,127,577    8,071,482      75,175,200
                                    --------        -----------          --------       -----------   ----------     -----------
LIABILITIES:
   Other payables
      Insurance charges                   27              6,804               109             3,625        1,242          11,620
      Administrative fees                  2                622                 8               336          100             931
   Due to MetLife Insurance
      Company of Connecticut              --                 --                --                --           --              --
                                    --------        -----------          --------       -----------   ----------     -----------
         Total Liabilities                29              7,426               117             3,961        1,342          12,551
                                    --------        -----------          --------       -----------   ----------     -----------
NET ASSETS                          $155,847        $49,991,058          $625,693       $27,123,616   $8,070,140     $75,162,649
                                    ========        ===========          ========       ===========   ==========     ===========

   The accompanying notes are an integral part of these financial statements.

                                                LMPVET EQUITY        LMPVET
                               LMPVET DIVIDEND      INDEX      FUNDAMENTAL VALUE  LMPVET GLOBAL
                                   STRATEGY      SUBACCOUNT        SUBACCOUNT         EQUITY
                                  SUBACCOUNT     (CLASS II)        (CLASS I)        SUBACCOUNT
                               ---------------  -------------  -----------------  -------------
ASSETS:
   Investments at fair value      $1,935,590     $12,189,840      $42,894,239      $20,008,834
   Due from MetLife Insurance
      Company of Connecticut              --              --               --               --
                                  ----------     -----------      -----------      -----------
         Total Assets              1,935,590      12,189,840       42,894,239       20,008,834
                                  ----------     -----------      -----------      -----------
LIABILITIES:
   Other payables
      Insurance charges                  294           1,694            5,656            3,072
      Administrative fees                 24             151              533              248
   Due to MetLife Insurance
      Company of Connecticut              --              --               --               --
                                  ----------     -----------      -----------      -----------
         Total Liabilities               318           1,845            6,189            3,320
                                  ----------     -----------      -----------      -----------
NET ASSETS                        $1,935,272     $12,187,995      $42,888,050      $20,005,514
                                  ==========     ===========      ===========      ===========

   The accompanying notes are an integral part of these financial statements.

                                       LMPVET                           LMPVET LARGE CAP
                               INTERNATIONAL ALL CAP  LMPVET INVESTORS       GROWTH
                                    OPPORTUNITY          SUBACCOUNT        SUBACCOUNT
                                     SUBACCOUNT           (CLASS I)         (CLASS I)
                               ---------------------  ----------------  ----------------
ASSETS:
   Investments at fair value         $1,970,149          $15,302,133       $18,198,378
   Due from MetLife Insurance
      Company of Connecticut                 --                   --                --
                                     ----------          -----------       -----------
         Total Assets                 1,970,149           15,302,133        18,198,378
                                     ----------          -----------       -----------
LIABILITIES:
   Other payables
      Insurance charges                     217                1,906             2,434
      Administrative fees                    24                  189               226
   Due to MetLife Insurance
      Company of Connecticut                 --                   --                --
                                     ----------          -----------       -----------
         Total Liabilities                  241                2,095             2,660
                                     ----------          -----------       -----------
NET ASSETS                           $1,969,908          $15,300,038       $18,195,718
                                     ==========          ===========       ===========

                               LMPVET MID CAP  LMPVET SMALL CAP  LMPVET CAPITAL
                                    CORE            GROWTH         AND INCOME
                                 SUBACCOUNT       SUBACCOUNT       SUBACCOUNT
                                  (CLASS I)        (CLASS I)       (CLASS II)
                               --------------  ----------------  --------------
ASSETS:
   Investments at fair value     $11,885,780      $6,927,088       $54,537,465
   Due from MetLife Insurance
      Company of Connecticut              --              --                --
                                 -----------      ----------       -----------
         Total Assets             11,885,780       6,927,088        54,537,465
                                 -----------      ----------       -----------
LIABILITIES:
   Other payables
      Insurance charges                1,588             991             8,357
      Administrative fees                147              86               673
   Due to MetLife Insurance
      Company of Connecticut              --              --            45,656
                                 -----------      ----------       -----------
         Total Liabilities             1,735           1,077            54,686
                                 -----------      ----------       -----------
NET ASSETS                       $11,884,045      $6,926,011       $54,482,779
                                 ===========      ==========       ===========

   The accompanying notes are an integral part of these financial statements.

                               LMPVIT ADJUSTABLE  LMPVIT DIVERSIFIED  LMPVIT HIGH  LMPVIT MONEY
                                  RATE INCOME      STRATEGIC INCOME      INCOME       MARKET
                                   SUBACCOUNT         SUBACCOUNT       SUBACCOUNT   SUBACCOUNT
                               -----------------  ------------------  -----------  ------------
ASSETS:
   Investments at fair value       $3,046,856         $10,132,663     $14,706,775   $22,255,321
   Due from MetLife Insurance
      Company of Connecticut               --                  --              --            --
                                   ----------         -----------     -----------   -----------
         Total Assets               3,046,856          10,132,663      14,706,775    22,255,321
                                   ----------         -----------     -----------   -----------
LIABILITIES:
   Other payables
      Insurance charges                   457               1,302           2,087         3,078
      Administrative fees                  38                 124             181           276
   Due to MetLife Insurance
      Company of Connecticut               --                  --              --            --
                                   ----------         -----------     -----------   -----------
         Total Liabilities                495               1,426           2,268         3,354
                                   ----------         -----------     -----------   -----------
NET ASSETS                         $3,046,361         $10,131,237     $14,704,507   $22,251,967
                                   ==========         ===========     ===========   ===========

   The accompanying notes are an integral part of these financial statements.

                                                                                                    MIST HARRIS
                               MIST BATTERYMARCH  MIST BLACKROCK  MIST BLACKROCK    MIST DREMAN       OAKMARK
                                 MID-CAP STOCK      HIGH YIELD    LARGE-CAP CORE  SMALL-CAP VALUE  INTERNATIONAL  MIST JANUS FORTY
                                   SUBACCOUNT       SUBACCOUNT      SUBACCOUNT       SUBACCOUNT     SUBACCOUNT       SUBACCOUNT
                                   (CLASS A)         (CLASS A)       (CLASS E)       (CLASS A)       (CLASS A)        (CLASS A)
                               -----------------  --------------  --------------  ---------------  -------------  ----------------
ASSETS:
   Investments at fair value       $1,011,953       $1,531,134      $2,515,787        $795,110       $9,039,142      $2,209,866
   Due from MetLife Insurance
      Company of Connecticut               --               --              --              --               --              --
                                   ----------       ----------      ----------        --------       ----------      ----------
         Total Assets               1,011,953        1,531,134       2,515,787         795,110        9,039,142       2,209,866
                                   ----------       ----------      ----------        --------       ----------      ----------
LIABILITIES:
   Other payables
      Insurance charges                   155              233             331             114            1,328             305
      Administrative fees                  12               19              31              10              112              27
   Due to MetLife Insurance
      Company of Connecticut               --               --              --              --               --              --
                                   ----------       ----------      ----------        --------       ----------      ----------
         Total Liabilities                167              252             362             124            1,440             332
                                   ----------       ----------      ----------        --------       ----------      ----------
NET ASSETS                         $1,011,786       $1,530,882      $2,515,425        $794,986       $9,037,702      $2,209,534
                                   ==========       ==========      ==========        ========       ==========      ==========

   The accompanying notes are an integral part of these financial statements.

                                             MIST LEGG MASON
                               MIST LAZARD  PARTNERS MANAGED  MIST LORD ABBETT   MIST LORD ABBETT
                                 MID-CAP         ASSETS        BOND DEBENTURE   GROWTH AND INCOME
                                SUBACCOUNT     SUBACCOUNT        SUBACCOUNT         SUBACCOUNT
                                (CLASS B)       (CLASS A)         (CLASS A)         (CLASS B)
                               -----------  ----------------  ----------------  -----------------
ASSETS:
   Investments at fair value     $320,800        $63,420         $2,172,949        $30,057,870
   Due from MetLife Insurance
      Company of Connecticut           --             --                 --                 --
                                 --------        -------         ----------        -----------
         Total Assets             320,800         63,420          2,172,949         30,057,870
                                 --------        -------         ----------        -----------
LIABILITIES:
   Other payables
      Insurance charges                45             10                353              4,529
      Administrative fees               4              1                 26                373
   Due to MetLife Insurance
      Company of Connecticut           --             --                 --                 --
                                 --------        -------         ----------        -----------
         Total Liabilities             49             11                379              4,902
                                 --------        -------         ----------        -----------
NET ASSETS                       $320,751        $63,409         $2,172,570        $30,052,968
                                 ========        =======         ==========        ===========

   The accompanying notes are an integral part of these financial statements.

                               MIST LORD ABBETT      MIST MET/AIM          MIST MET/AIM
                                 MID-CAP VALUE   CAPITAL APPRECIATION  CAPITAL APPRECIATION
                                  SUBACCOUNT          SUBACCOUNT            SUBACCOUNT
                                   (CLASS B)           (CLASS A)             (CLASS E)
                               ----------------  --------------------  --------------------
ASSETS:
   Investments at fair value      $13,560,196         $4,104,635             $544,381
   Due from MetLife Insurance
      Company of Connecticut               --                 --                   --
                                  -----------         ----------             --------
         Total Assets              13,560,196          4,104,635              544,381
                                  -----------         ----------             --------
LIABILITIES:
   Other payables
      Insurance charges                 2,073                482                   90
      Administrative fees                 167                 51                    7
   Due to MetLife Insurance
      Company of Connecticut               --                 --                   --
                                  -----------         ----------             --------
         Total Liabilities              2,240                533                   97
                                  -----------         ----------             --------
NET ASSETS                        $13,557,956         $4,104,102             $544,284
                                  ===========         ==========             ========

                                 MIST MET/AIM    MIST MFS EMERGING  MIST MFS RESEARCH
                               SMALL CAP GROWTH   MARKETS EQUITY      INTERNATIONAL
                                  SUBACCOUNT        SUBACCOUNT         SUBACCOUNT
                                   (CLASS A)         (CLASS A)          (CLASS B)
                               ----------------  -----------------  -----------------
ASSETS:
   Investments at fair value       $230,013           $116,065          $4,939,232
   Due from MetLife Insurance
      Company of Connecticut             --                 --                  --
                                   --------           --------          ----------
         Total Assets               230,013            116,065           4,939,232
                                   --------           --------          ----------
LIABILITIES:
   Other payables
      Insurance charges                  37                 17                 705
      Administrative fees                 3                  1                  61
   Due to MetLife Insurance
      Company of Connecticut             --                 --                  --
                                   --------           --------          ----------
         Total Liabilities               40                 18                 766
                                   --------           --------          ----------
NET ASSETS                         $229,973           $116,047          $4,938,466
                                   ========           ========          ==========

   The accompanying notes are an integral part of these financial statements.

                                                                                              MIST PIMCO
                                                 MIST NEUBERGER      MIST OPPENHEIMER    INFLATION PROTECTED
                               MIST MFS VALUE  BERMAN REAL ESTATE  CAPITAL APPRECIATION          BOND
                                 SUBACCOUNT        SUBACCOUNT           SUBACCOUNT            SUBACCOUNT
                                  (CLASS A)         (CLASS A)            (CLASS B)            (CLASS A)
                               --------------  ------------------  --------------------  -------------------
ASSETS:
   Investments at fair value     $4,464,990        $2,851,010            $228,678            $11,065,083
   Due from MetLife Insurance
      Company of Connecticut             --                --                  --                     --
                                 ----------        ----------            --------            -----------
         Total Assets             4,464,990         2,851,010             228,678             11,065,083
                                 ----------        ----------            --------            -----------
LIABILITIES:
   Other payables
      Insurance charges                 631               434                  37                  1,557
      Administrative fees                56                35                   3                    136
   Due to MetLife Insurance
      Company of Connecticut             --                --                  --                     --
                                 ----------        ----------            --------            -----------
         Total Liabilities              687               469                  40                  1,693
                                 ----------        ----------            --------            -----------
NET ASSETS                       $4,464,303        $2,850,541            $228,638            $11,063,390
                                 ==========        ==========            ========            ===========

   The accompanying notes are an integral part of these financial statements.

                                                    MIST PIONEER    MIST THIRD AVENUE
                               MIST PIONEER FUND  STRATEGIC INCOME   SMALL CAP VALUE
                                   SUBACCOUNT         SUBACCOUNT        SUBACCOUNT
                                   (CLASS A)          (CLASS A)         (CLASS B)
                               -----------------  ----------------  -----------------
ASSETS:
   Investments at fair value       $1,219,996        $3,328,799        $11,123,821
   Due from MetLife Insurance
      Company of Connecticut               --                --                 --
                                   ----------        ----------        -----------
         Total Assets               1,219,996         3,328,799         11,123,821
                                   ----------        ----------        -----------
LIABILITIES:
   Other payables
      Insurance charges                   181               490              1,653
      Administrative fees                  15                41                138
   Due to MetLife Insurance
      Company of Connecticut               --                --                 --
                                   ----------        ----------        -----------
         Total Liabilities                196               531              1,791
                                   ----------        ----------        -----------
NET ASSETS                         $1,219,800        $3,328,268        $11,122,030
                                   ==========        ==========        ===========

                                 MSF BLACKROCK    MSF BLACKROCK  MSF BLACKROCK
                               AGGRESSIVE GROWTH   BOND INCOME    BOND INCOME
                                   SUBACCOUNT       SUBACCOUNT     SUBACCOUNT
                                   (CLASS D)        (CLASS A)      (CLASS E)
                               -----------------  -------------  -----------
ASSETS:
   Investments at fair value       $4,722,205       $2,246,386   $12,285,460
   Due from MetLife Insurance
      Company of Connecticut               --               --            --
                                   ----------       ----------   -----------
         Total Assets               4,722,205        2,246,386    12,285,460
                                   ----------       ----------   -----------
LIABILITIES:
   Other payables
      Insurance charges                   601              356         1,699
      Administrative fees                  59               28           151
   Due to MetLife Insurance
      Company of Connecticut               --               --            --
                                   ----------       ----------   -----------
         Total Liabilities                660              384         1,850
                                   ----------       ----------   -----------
NET ASSETS                         $4,721,545       $2,246,002   $12,283,610
                                   ==========       ==========   ===========

   The accompanying notes are an integral part of these financial statements.

                               MSF BLACKROCK       MSF CAPITAL                        MSF FI VALUE
                                MONEY MARKET  GUARDIAN U.S. EQUITY  MSF FI LARGE CAP     LEADERS
                                 SUBACCOUNT        SUBACCOUNT          SUBACCOUNT      SUBACCOUNT
                                 (CLASS A)          (CLASS A)           (CLASS A)       (CLASS D)
                               -------------  --------------------  ----------------  ------------
ASSETS:
   Investments at fair value     $2,786,360        $2,247,438          $9,526,988      $11,533,454
   Due from MetLife Insurance
      Company of Connecticut             --                --                  --               --
                                 ----------        ----------          ----------      -----------
         Total Assets             2,786,360         2,247,438           9,526,988       11,533,454
                                 ----------        ----------          ----------      -----------
LIABILITIES:
   Other payables
      Insurance charges                 474               264               1,146            1,596
      Administrative fees                34                28                 118              143
   Due to MetLife Insurance
      Company of Connecticut             --                --                  --               --
                                 ----------        ----------          ----------      -----------
         Total Liabilities              508               292               1,264            1,739
                                 ----------        ----------          ----------      -----------
NET ASSETS                       $2,785,852        $2,247,146          $9,525,724      $11,531,715
                                 ==========        ==========          ==========      ===========

   The accompanying notes are an integral part of these financial statements.

                                                       MSF METLIFE      MSF METLIFE
                                     MSF METLIFE      CONSERVATIVE    CONSERVATIVE TO
                               AGGRESSIVE ALLOCATION   ALLOCATION   MODERATE ALLOCATION
                                     SUBACCOUNT        SUBACCOUNT        SUBACCOUNT
                                     (CLASS B)          (CLASS B)        (CLASS B)
                               ---------------------  ------------  -------------------
ASSETS:
   Investments at fair value         $1,092,234        $1,753,719         $526,221
   Due from MetLife Insurance
      Company of Connecticut                 --                --               --
                                     ----------        ----------         --------
         Total Assets                 1,092,234         1,753,719          526,221
                                     ----------        ----------         --------
LIABILITIES:
   Other payables
      Insurance charges                     173               267               82
      Administrative fees                    13                22                7
   Due to MetLife Insurance
      Company of Connecticut                 --                --               --
                                     ----------        ----------         --------
         Total Liabilities                  186               289               89
                                     ----------        ----------         --------
NET ASSETS                           $1,092,048        $1,753,430         $526,132
                                     ==========        ==========         ========

                                                         MSF METLIFE
                                   MSF METLIFE           MODERATE TO       MSF MFS TOTAL
                               MODERATE ALLOCATION  AGGRESSIVE ALLOCATION     RETURN
                                    SUBACCOUNT            SUBACCOUNT        SUBACCOUNT
                                    (CLASS B)             (CLASS B)          (CLASS B)
                               -------------------  ---------------------  ------------
ASSETS:
   Investments at fair value        $5,875,292            $7,320,849         $113,216
   Due from MetLife Insurance
      Company of Connecticut                --                    --               --
                                    ----------            ----------         --------
         Total Assets                5,875,292             7,320,849          113,216
                                    ----------            ----------         --------
LIABILITIES:
   Other payables
      Insurance charges                    939                 1,106               21
      Administrative fees                   73                    91                2
   Due to MetLife Insurance
      Company of Connecticut                --                    --               --
                                    ----------            ----------         --------
         Total Liabilities               1,012                 1,197               23
                                    ----------            ----------         --------
NET ASSETS                          $5,874,280            $7,319,652         $113,193
                                    ==========            ==========         ========

   The accompanying notes are an integral part of these financial statements.

                                                                                  MSF WESTERN ASSET
                               MSF MFS TOTAL  MSF OPPENHEIMER  MSF T. ROWE PRICE      MANAGEMENT
                                   RETURN      GLOBAL EQUITY    LARGE CAP GROWTH   U.S. GOVERNMENT
                                 SUBACCOUNT      SUBACCOUNT        SUBACCOUNT         SUBACCOUNT
                                 (CLASS F)       (CLASS B)         (CLASS B)          (CLASS A)
                               -------------  ---------------  -----------------  -----------------
ASSETS:
   Investments at fair value    $52,324,281      $7,597,555        $5,495,201          $74,590
   Due from MetLife Insurance
      Company of Connecticut             --              --                --               --
                                -----------      ----------        ----------          -------
         Total Assets            52,324,281       7,597,555         5,495,201           74,590
                                -----------      ----------        ----------          -------
LIABILITIES:
   Other payables
      Insurance charges               7,271           1,184               646               12
      Administrative fees               646              94                68                1
   Due to MetLife Insurance
      Company of Connecticut             --              --                --               --
                                -----------      ----------        ----------          -------
         Total Liabilities            7,917           1,278               714               13
                                -----------      ----------        ----------          -------
NET ASSETS                      $52,316,364      $7,596,277        $5,494,487          $74,577
                                ===========      ==========        ==========          =======

   The accompanying notes are an integral part of these financial statements.

                                   PIMCO VIT TOTAL                       PIONEER CULLEN VALUE
                                       RETURN          PIONEER BOND VCT           VCT
                                     SUBACCOUNT           SUBACCOUNT          SUBACCOUNT
                               (ADMINISTRATIVE CLASS)     (CLASS II)          (CLASS II)
                               ----------------------  ----------------  --------------------
ASSETS:
   Investments at fair value         $49,320,625           $240,057            $293,970
   Due from MetLife Insurance
      Company of Connecticut                  --                 --                  --
                                     -----------           --------            --------
         Total Assets                 49,320,625            240,057             293,970
                                     -----------           --------            --------
LIABILITIES:
   Other payables
      Insurance charges                    6,972                 39                  50
      Administrative fees                    606                  3                   4
   Due to MetLife Insurance
      Company of Connecticut                  --                 --                  --
                                     -----------           --------            --------
         Total Liabilities                 7,578                 42                  54
                                     -----------           --------            --------
NET ASSETS                           $49,313,047           $240,015            $293,916
                                     ===========           ========            ========

                               PIONEER EMERGING  PIONEER EQUITY
                                  MARKETS VCT      INCOME VCT    PIONEER FUND VCT
                                  SUBACCOUNT       SUBACCOUNT       SUBACCOUNT
                                  (CLASS II)       (CLASS II)       (CLASS II)
                               ----------------  --------------  ----------------
ASSETS:
   Investments at fair value      $  323,111       $  937,648       $1,090,434
   Due from MetLife Insurance
      Company of Connecticut              --               --               --
                                  ----------       ----------       ----------
         Total Assets                323,111          937,648        1,090,434
                                  ----------       ----------       ----------
LIABILITIES:
   Other payables
      Insurance charges                   55              160              187
      Administrative fees                  4               11               14
   Due to MetLife Insurance
      Company of Connecticut              --               --               --
                                  ----------       ----------       ----------
         Total Liabilities                59              171              201
                                  ----------       ----------       ----------
NET ASSETS                        $  323,052       $  937,477       $1,090,233
                                  ==========       ==========       ==========

   The accompanying notes are an integral part of these financial statements.

                                                                           PIONEER IBBOTSON     PIONEER IBBOTSON
                               PIONEER GLOBAL HIGH  PIONEER HIGH YIELD  AGGRESSIVE ALLOCATION  GROWTH ALLOCATION
                                    YIELD VCT               VCT                  VCT                  VCT
                                    SUBACCOUNT          SUBACCOUNT            SUBACCOUNT           SUBACCOUNT
                                   (CLASS II)           (CLASS II)            (CLASS II)           (CLASS II)
                               -------------------  ------------------  ---------------------  -----------------
ASSETS:
   Investments at fair value         $314,538            $871,947              $450,006            $8,172,985
   Due from MetLife Insurance
      Company of Connecticut               --                  --                    --                 4,976
                                     --------            --------              --------            ----------
         Total Assets                 314,538             871,947               450,006             8,177,961
                                     --------            --------              --------            ----------
LIABILITIES:
   Other payables
      Insurance charges                    51                 143                    78                 1,580
      Administrative fees                   4                  10                     5                   101
   Due to MetLife Insurance
      Company of Connecticut               --                  --                    --                    --
                                     --------            --------              --------            ----------
         Total Liabilities                 55                 153                    83                 1,681
                                     --------            --------              --------            ----------
NET ASSETS                           $314,483            $871,794              $449,923            $8,176,280
                                     ========            ========              ========            ==========

   The accompanying notes are an integral part of these financial statements.

                                 PIONEER IBBOTSON
                               MODERATE ALLOCATION  PIONEER INDEPENDENCE PIONEER INTERNATIONAL
                                       VCT                  VCT               VALUE VCT
                                    SUBACCOUNT          SUBACCOUNT            SUBACCOUNT
                                    (CLASS II)          (CLASS II)            (CLASS II)
                               -------------------  ------------------  ---------------------
ASSETS:
   Investments at fair value        $7,317,005           $107,731              $189,812
   Due from MetLife Insurance
      Company of Connecticut                --                 --                    --
                                    ----------           --------              --------
         Total Assets                7,317,005            107,731               189,812
                                    ----------           --------              --------
LIABILITIES:
   Other payables
      Insurance charges                  1,392                 18                    31
      Administrative fees                   90                  1                     2
   Due to MetLife Insurance
      Company of Connecticut                --                 --                    --
                                    ----------           --------              --------
         Total Liabilities               1,482                 19                    33
                                    ----------           --------              --------
NET ASSETS                          $7,315,523           $107,712              $189,779
                                    ==========           ========              ========

                                                PIONEER OAK RIDGE
                               PIONEER MID CAP  LARGE CAP GROWTH   PIONEER REAL ESTATE
                                  VALUE VCT            VCT              SHARES VCT
                                  SUBACCOUNT        SUBACCOUNT          SUBACCOUNT
                                  (CLASS II)        (CLASS II)          (CLASS II)
                               ---------------  -----------------  -------------------
ASSETS:
   Investments at fair value       $391,396          $392,215            $233,607
   Due from MetLife Insurance
      Company of Connecticut             --                --                  --
                                   --------          --------            --------
         Total Assets               391,396           392,215             233,607
                                   --------          --------            --------
LIABILITIES:
   Other payables
      Insurance charges                  68                64                  39
      Administrative fees                 5                 5                   3
   Due to MetLife Insurance
      Company of Connecticut             --                --                  --
                                   --------          --------            --------
         Total Liabilities               73                69                  42
                                   --------          --------            --------
NET ASSETS                         $391,323          $392,146            $233,565
                                   ========          ========            ========

   The accompanying notes are an integral part of these financial statements.

                               PIONEER SMALL CAP  PIONEER STRATEGIC  PUTNAM VT DISCOVERY  VAN KAMPEN LIT
                                   VALUE VCT          INCOME VCT            GROWTH           COMSTOCK
                                   SUBACCOUNT         SUBACCOUNT          SUBACCOUNT        SUBACCOUNT
                                   (CLASS II)         (CLASS II)          (CLASS IB)        (CLASS II)
                               -----------------  -----------------  -------------------  --------------
ASSETS:
   Investments at fair value        $232,931          $1,436,451           $156,392         $3,531,647
   Due from MetLife Insurance
      Company of Connecticut              --                  --                 --                 --
                                    --------          ----------           --------         ----------
         Total Assets                232,931           1,436,451            156,392          3,531,647
                                    --------          ----------           --------         ----------
LIABILITIES:
   Other payables
      Insurance charges                   38                 246                 21                580
      Administrative fees                  3                  18                  2                 44
   Due to MetLife Insurance
      Company of Connecticut              --                  --                 --                 --
                                    --------          ----------           --------         ----------
         Total Liabilities                41                 264                 23                624
                                    --------          ----------           --------         ----------
NET ASSETS                          $232,890          $1,436,187           $156,369         $3,531,023
                                    ========          ==========           ========         ==========

   The accompanying notes are an integral part of these financial statements.

                               VAN KAMPEN LIT   VAN KAMPEN LIT
                                 ENTERPRISE    STRATEGIC GROWTH
                                 SUBACCOUNT       SUBACCOUNT
                                 (CLASS II)        (CLASS I)
                               --------------  ----------------
ASSETS:
   Investments at fair value       $97,107        $4,900,784
   Due from MetLife Insurance
      Company of Connecticut            --                --
                                   -------        ----------
         Total Assets               97,107         4,900,784
                                   -------        ----------
LIABILITIES:
   Other payables
      Insurance charges                 15               579
      Administrative fees                1                61
   Due to MetLife Insurance
      Company of Connecticut            --                --
                                   -------        ----------
         Total Liabilities              16               640
                                   -------        ----------
NET ASSETS                         $97,091        $4,900,144
                                   =======        ==========

   The accompanying notes are an integral part of these financial statements.

            METLIFE OF CT SEPARATE ACCOUNT TEN FOR VARIABLE ANNUITIES
                   OF METLIFE INSURANCE COMPANY OF CONNECTICUT
                             STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2007

                                             AIM V.I. MID CAP  AIM V.I. CAPITAL     AIM V.I.     AMERICAN FUNDS
                                                CORE EQUITY      APPRECIATION      CORE EQUITY    GLOBAL GROWTH
                                                SUBACCOUNT        SUBACCOUNT       SUBACCOUNT      SUBACCOUNT
                                                (SERIES II)     (SERIES II) (a)  (SERIES I) (a)     (CLASS 2)
                                             ----------------  ----------------  --------------  --------------
INVESTMENT INCOME:
      Dividends                                  $   176           $     --         $     --       $1,131,926
                                                 -------           --------         --------       ----------
EXPENSES:
      Mortality and expense risk
         charges                                   7,590              3,476            3,783          711,071
      Administrative charges                         544                261              376           64,555
                                                 -------           --------         --------       ----------
         Total expenses                            8,134              3,737            4,159          775,626
                                                 -------           --------         --------       ----------
            Net investment income (loss)          (7,958)            (3,737)          (4,159)         356,300
                                                 -------           --------         --------       ----------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                  5,287                 --               --        1,739,204
      Realized gains (losses) on sale of
         investments                               2,397            103,069          119,344        2,854,936
                                                 -------           --------         --------       ----------
            Net realized gains (losses)            7,684            103,069          119,344        4,594,140
                                                 -------           --------         --------       ----------
      Change in unrealized gains (losses)
         on investments                           24,054            (66,269)         (62,150)         242,764
                                                 -------           --------         --------       ----------
      Net increase (decrease) in net assets
         resulting from operations               $23,780           $ 33,063         $ 53,035       $5,193,204
                                                 =======           ========         ========       ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period November 12, 2007 to December 31, 2007.

(d)  For the period January 1, 2007 to November 9, 2007.

   The accompanying notes are an integral part of these financial statements.

                                             AMERICAN FUNDS  AMERICAN FUNDS
                                                 GROWTH       GROWTH-INCOME  CREDIT SUISSE TRUST
                                               SUBACCOUNT      SUBACCOUNT      EMERGING MARKETS
                                                (CLASS 2)       (CLASS 2)       SUBACCOUNT (a)
                                             --------------  --------------  -------------------
INVESTMENT INCOME:
      Dividends                                $   736,636    $ 1,396,620          $     --
                                               -----------    -----------          --------
EXPENSES:
      Mortality and expense risk
         charges                                 1,770,970      1,731,729               563
      Administrative charges                       152,956        151,472                48
                                               -----------    -----------          --------
         Total expenses                          1,923,926      1,883,201               611
                                               -----------    -----------          --------
            Net investment income (loss)        (1,187,290)      (486,581)             (611)
                                               -----------    -----------          --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                6,772,344      3,239,796                --
      Realized gains (losses) on sale of
         investments                             9,172,093      7,073,200            69,122
                                               -----------    -----------          --------
            Net realized gains (losses)         15,944,437     10,312,996            69,122
                                               -----------    -----------          --------
      Change in unrealized gains (losses)
         on investments                         (4,490,141)    (6,202,241)          (64,602)
                                               -----------    -----------          --------
      Net increase (decrease) in net assets
         resulting from operations             $10,267,006    $ 3,624,174          $  3,909
                                               ===========    ===========          ========

                                                DREYFUS VIF        DREYFUS VIF        FIDELITY VIP
                                               APPRECIATION    DEVELOPING LEADERS      CONTRAFUND
                                                SUBACCOUNT         SUBACCOUNT          SUBACCOUNT
                                             (INITIAL SHARES)   (INITIAL SHARES)   (SERVICE CLASS 2)
                                             ----------------  ------------------  -----------------
INVESTMENT INCOME:
      Dividends                                  $  8,369          $   8,295          $   28,897
                                                 --------          ---------          ----------
EXPENSES:
      Mortality and expense risk
         charges                                    9,108             19,216              79,235
      Administrative charges                          693              1,584               6,096
                                                 --------          ---------          ----------
         Total expenses                             9,801             20,800              85,331
                                                 --------          ---------          ----------
            Net investment income (loss)           (1,432)           (12,505)            (56,434)
                                                 --------          ---------          ----------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                      --            145,028             988,563
      Realized gains (losses) on sale of
         investments                               51,008             14,990             279,291
                                                 --------          ---------          ----------
            Net realized gains (losses)            51,008            160,018           1,267,854
                                                 --------          ---------          ----------
      Change in unrealized gains (losses)
         on investments                           (25,474)          (275,156)           (637,313)
                                                 --------          ---------          ----------
      Net increase (decrease) in net assets
         resulting from operations               $ 24,102          $(127,643)         $  574,107
                                                 ========          =========          ==========

   The accompanying notes are an integral part of these financial statements.

                                               FIDELITY VIP   FIDELITY VIP DYNAMIC                         FTVIPT FRANKLIN
                                                CONTRAFUND    CAPITAL APPRECIATION  FIDELITY VIP MID CAP  INCOME SECURITIES
                                                SUBACCOUNT         SUBACCOUNT            SUBACCOUNT           SUBACCOUNT
                                             (SERVICE CLASS)    (SERVICE CLASS 2)     (SERVICE CLASS 2)       (CLASS 2)
                                             ---------------  --------------------  --------------------  -----------------
INVESTMENT INCOME:
      Dividends                                $   131,137          $    453             $   99,559           $ 192,813
                                               -----------          --------             ----------           ---------
EXPENSES:
      Mortality and expense risk
         charges                                   279,027             7,234                367,581              94,758
      Administrative charges                        24,940               600                 30,759               8,146
                                               -----------          --------             ----------           ---------
         Total expenses                            303,967             7,834                398,340             102,904
                                               -----------          --------             ----------           ---------
            Net investment income (loss)          (172,830)           (7,381)              (298,781)             89,909
                                               -----------          --------             ----------           ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                3,924,624            43,194              1,906,138              35,758
      Realized gains (losses) on sale of
         investments                             1,046,798            17,999              1,098,011              67,910
                                               -----------          --------             ----------           ---------
            Net realized gains (losses)          4,971,422            61,193              3,004,149             103,668
                                               -----------          --------             ----------           ---------
      Change in unrealized gains (losses)
         on investments                         (2,431,111)          (33,948)              (185,975)           (180,648)
                                               -----------          --------             ----------           ---------
      Net increase (decrease) in net assets
         resulting from operations             $ 2,367,481          $ 19,864             $2,519,393           $  12,929
                                               ===========          ========             ==========           =========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period November 12, 2007 to December 31, 2007.

(d)  For the period January 1, 2007 to November 9, 2007.

   The accompanying notes are an integral part of these financial statements.

                                              FTVIPT FRANKLIN   FTVIPT FRANKLIN    FTVIPT TEMPLETON
                                             RISING DIVIDENDS    SMALL-MID CAP    DEVELOPING MARKETS
                                                SECURITIES     GROWTH SECURITIES      SECURITIES
                                                SUBACCOUNT         SUBACCOUNT         SUBACCOUNT
                                                 (CLASS 2)         (CLASS 2)           (CLASS 2)
                                             ----------------  -----------------  ------------------
INVESTMENT INCOME:
      Dividends                                  $ 25,691         $       --          $  210,234
                                                 --------         ----------          ----------
EXPENSES:
      Mortality and expense risk
         charges                                   23,606            167,074             162,327
      Administrative charges                        1,613             14,603              13,987
                                                 --------         ----------          ----------
         Total expenses                            25,219            181,677             176,314
                                                 --------         ----------          ----------
            Net investment income (loss)              472           (181,677)             33,920
                                                 --------         ----------          ----------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                  15,757            719,278             722,393
      Realized gains (losses) on sale of
         investments                               14,732            665,259             956,559
                                                 --------         ----------          ----------
            Net realized gains (losses)            30,489          1,384,537           1,678,952
                                                 --------         ----------          ----------
      Change in unrealized gains (losses)         (82,374)          (286,078)            474,519
         on investments                          --------         ----------          ----------
      Net increase (decrease) in net assets
         resulting from operations               $(51,413)        $  916,782          $2,187,391
                                                 ========         ==========          ==========


                                              FTVIPT TEMPLETON        JANUS ASPEN         JANUS ASPEN
                                             FOREIGN SECURITIES  GLOBAL LIFE SCIENCES  GLOBAL TECHNOLOGY
                                                 SUBACCOUNT            SUBACCOUNT          SUBACCOUNT
                                                  (CLASS 2)        (SERVICE SHARES)    (SERVICE SHARES)
                                             ------------------  --------------------  -----------------
INVESTMENT INCOME:
      Dividends                                  $  462,954            $    --              $   366
                                                 ----------            -------              -------
EXPENSES:
      Mortality and expense risk
         charges                                    409,654                791                2,259
      Administrative charges                         35,326                 60                  172
                                                 ----------            -------              -------
         Total expenses                             444,980                851                2,431
                                                 ----------            -------              -------
            Net investment income (loss)             17,974               (851)              (2,065)
                                                 ----------            -------              -------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                 1,055,941                 --                   --
      Realized gains (losses) on sale of
         investments                              2,203,089              9,903                5,211
                                                 ----------            -------              -------
            Net realized gains (losses)           3,259,030              9,903                5,211
                                                 ----------            -------              -------
      Change in unrealized gains (losses)          (349,161)            (1,132)              17,164
         on investments                          ----------            -------              -------
      Net increase (decrease) in net assets
         resulting from operations               $2,927,843            $ 7,920              $20,310
                                                 ==========            =======              =======

   The accompanying notes are an integral part of these financial statements.

                                   JANUS ASPEN MID CAP     JANUS ASPEN       LMPIS PREMIER    LMPVET AGGRESSIVE
                                          GROWTH        WORLDWIDE GROWTH  SELECTIONS ALL CAP        GROWTH
                                        SUBACCOUNT         SUBACCOUNT           GROWTH            SUBACCOUNT
                                     (SERVICE SHARES)   (SERVICE SHARES)    SUBACCOUNT (a)        (CLASS I)
                                   -------------------  ----------------  ------------------  -----------------
INVESTMENT INCOME:
      Dividends                          $  2,130            $   913           $   2,137         $        --
                                         --------            -------           ---------         -----------
EXPENSES:
      Mortality and expense risk
         charges                           45,596              3,505              15,096             946,294
      Administrative charges                4,789                254               1,312              86,382
                                         --------            -------           ---------         -----------
         Total expenses                    50,385              3,759              16,408           1,032,676
                                         --------            -------           ---------         -----------
            Net investment income
               (loss)                     (48,255)            (2,846)            (14,271)         (1,032,676)
                                         --------            -------           ---------         -----------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions          17,672                 --             239,093             290,757
      Realized gains (losses) on
         sale of investments              217,099             18,501             473,137           4,410,300
                                         --------            -------           ---------         -----------
            Net realized gains
               (losses)                   234,771             18,501             712,230           4,701,057
                                         --------            -------           ---------         -----------
      Change in unrealized gains
         (losses) on investments          399,640             (3,615)           (528,614)         (3,770,756)
                                         --------            -------           ---------         -----------
      Net increase (decrease) in
         net assets resulting
         from operations                 $586,156            $12,040           $ 169,345         $  (102,375)
                                         ========            =======           =========         ===========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period November 12, 2007 to December 31, 2007.

(d)  For the period January 1, 2007 to November 9, 2007.

   The accompanying notes are an integral part of these financial statements.

                                   LMPVET AGGRESSIVE     LMPVET         LMPVET                                       LMPVET EQUITY
                                         GROWTH       APPRECIATION   APPRECIATION                   LMPVET DIVIDEND      INDEX
                                       SUBACCOUNT      SUBACCOUNT     SUBACCOUNT    LMPVET CAPITAL      STRATEGY       SUBACCOUNT
                                     (CLASS II) (b)     (CLASS I)   (CLASS II) (c)    SUBACCOUNT       SUBACCOUNT      (CLASS II)
                                   -----------------  ------------  --------------  --------------  ---------------  -------------
INVESTMENT INCOME:
      Dividends                         $     --      $   291,075      $  65,056      $   305,875       $39,891        $  197,964
                                        --------      -----------      ---------      -----------       -------        ----------
EXPENSES:
      Mortality and expense risk
         charges                           9,477          472,943         21,931        1,634,438        37,849           223,687
      Administrative charges                 674           43,488          1,763          130,084         3,089            20,106
                                        --------      -----------      ---------      -----------       -------        ----------
         Total expenses                   10,151          516,431         23,694        1,764,522        40,938           243,793
                                        --------      -----------      ---------      -----------       -------        ----------
            Net investment income
               (loss)                    (10,151)        (225,356)        41,362       (1,458,647)       (1,047)          (45,829)
                                        --------      -----------      ---------      -----------       -------        ----------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions          3,609        2,257,558        603,126        4,257,137            --           573,756
      Realized gains (losses) on
         sale of investments                  16        1,419,890         (6,421)       4,313,304        73,665           623,372
                                        --------      -----------      ---------      -----------       -------        ----------
            Net realized gains
               (losses)                    3,625        3,677,448        596,705        8,570,441        73,665         1,197,128
                                        --------      -----------      ---------      -----------       -------        ----------
      Change in unrealized gains
         (losses) on investments         (26,082)      (1,620,307)      (532,850)      (6,816,858)       18,856          (727,551)
                                        --------      -----------      ---------      -----------       -------        ----------
      Net increase (decrease) in
         net assets resulting
         from operations                $(32,608)     $ 1,831,785      $ 105,217      $   294,936       $91,474        $  423,748
                                        ========      ===========      =========      ===========       =======        ==========

   The accompanying notes are an integral part of these financial statements.

                                         LMPVET                              LMPVET
                                   FUNDAMENTAL VALUE  LMPVET GLOBAL  INTERNATIONAL ALL CAP  LMPVET INVESTORS
                                       SUBACCOUNT         EQUITY          OPPORTUNITY          SUBACCOUNT
                                       (CLASS I)        SUBACCOUNT         SUBACCOUNT           (CLASS I)
                                   -----------------  -------------  ---------------------  ----------------
INVESTMENT INCOME:
      Dividends                       $   539,607      $   115,335        $    18,852          $  197,260
                                      -----------      -----------        -----------          ----------
EXPENSES:
      Mortality and expense risk
         charges                          730,281          411,490             32,524             229,599
      Administrative charges               68,436           33,142              3,607              22,365
                                      -----------      -----------        -----------          ----------
         Total expenses                   798,717          444,632             36,131             251,964
                                      -----------      -----------        -----------          ----------
            Net investment income
               (loss)                    (259,110)        (329,297)           (17,279)            (54,704)
                                      -----------      -----------        -----------          ----------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions       2,118,697          986,056            987,110             425,598
      Realized gains (losses) on
         sale of investments            1,959,953        1,184,689            437,319             664,935
                                      -----------      -----------        -----------          ----------
            Net realized gains
               (losses)                 4,078,650        2,170,745          1,424,429           1,090,533
                                      -----------      -----------        -----------          ----------
      Change in unrealized gains
         (losses) on investments       (4,472,662)      (1,181,373)        (1,262,335)           (983,805)
                                      -----------      -----------        -----------          ----------
      Net increase (decrease) in
         net assets resulting
         from operations              $  (653,122)     $   660,075        $   144,815          $   52,024
                                      ===========      ===========        ===========          ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period November 12, 2007 to December 31, 2007.

(d)  For the period January 1, 2007 to November 9, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                                     LMPVET MULTIPLE
                                   LMPVET LARGE CAP  LMPVET MID CAP     DISCIPLINE
                                        GROWTH            CORE       SUBACCOUNT-LARGE
                                      SUBACCOUNT       SUBACCOUNT     CAP GROWTH AND
                                       (CLASS I)        (CLASS I)        VALUE (d)
                                   ----------------  --------------  ----------------
INVESTMENT INCOME:
      Dividends                        $   7,736       $    49,607      $    47,841
                                       ---------       -----------      -----------
EXPENSES:
      Mortality and expense risk
         charges                         332,671           226,519          146,233
      Administrative charges              30,912            21,235           11,769
                                       ---------       -----------      -----------
         Total expenses                  363,583           247,754          158,002
                                       ---------       -----------      -----------
            Net investment income
               (loss)                   (355,847)         (198,147)        (110,161)
                                       ---------       -----------      -----------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions             --         2,282,116          409,372
      Realized gains (losses) on
         sale of investments             912,116           809,866        1,300,326
                                       ---------       -----------      -----------
            Net realized gains
               (losses)                  912,116         3,091,982        1,709,698
                                       ---------       -----------      -----------
      Change in unrealized gains
         (losses) on investments         228,299        (2,009,031)      (1,465,745)
                                       ---------       -----------      -----------
      Net increase (decrease) in
         net assets resulting
         from operations               $ 784,568       $   884,804      $   133,792
                                       =========       ===========      ===========


                                   LMPVET SMALL CAP
                                        GROWTH       LMPVPI ALL CAP  LMPVPI ALL CAP
                                      SUBACCOUNT       SUBACCOUNT      SUBACCOUNT
                                       (CLASS I)      (CLASS I) (a)  (CLASS II) (a)
                                   ----------------  --------------  --------------
INVESTMENT INCOME:
      Dividends                        $      --       $    40,771       $    46
                                       ---------       -----------       -------
EXPENSES:
      Mortality and expense risk
         charges                         122,425            72,399           864
      Administrative charges              10,531             6,873            63
                                       ---------       -----------       -------
         Total expenses                  132,956            79,272           927
                                       ---------       -----------       -------
            Net investment income
               (loss)                   (132,956)          (38,501)         (881)
                                       ---------       -----------       -------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions        490,451           706,813         6,344
      Realized gains (losses) on
         sale of investments             329,288         3,468,944         9,878
                                       ---------       -----------       -------
            Net realized gains
               (losses)                  819,739         4,175,757        16,222
                                       ---------       -----------       -------
      Change in unrealized gains
         (losses) on investments        (237,716)       (3,465,574)       (9,691)
                                       ---------       -----------       -------
      Net increase (decrease) in
         net assets resulting
         from operations               $ 449,067       $   671,682       $ 5,650
                                       =========       ===========       =======

   The accompanying notes are an integral part of these financial statements.

                                   LMPVPII GROWTH AND                        LMPVPI LARGE CAP  LMPVPII AGGRESSIVE
                                         INCOME          LMPVPV SMALL CAP         GROWTH             GROWTH
                                       SUBACCOUNT      GROWTH OPPORTUNITIES     SUBACCOUNT         SUBACCOUNT
                                      (CLASS I) (a)       SUBACCOUNT (a)       (CLASS I) (a)      (CLASS I) (a)
                                   ------------------  --------------------  ----------------  ------------------
INVESTMENT INCOME:
      Dividends                         $     35             $     699           $     --           $      --
                                        --------             ---------           --------           ---------
EXPENSES:
      Mortality and expense risk
         charges                             373                17,345              2,140               5,046
      Administrative charges                  29                 1,475                168                 386
                                        --------             ---------           --------           ---------
         Total expenses                      402                18,820              2,308               5,432
                                        --------             ---------           --------           ---------
            Net investment income
               (loss)                       (367)              (18,121)            (2,308)             (5,432)
                                        --------             ---------           --------           ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions          2,524               100,360                 --               2,049
      Realized gains (losses) on
         sale of investments              16,080               323,322             49,982             217,586
                                        --------             ---------           --------           ---------
            Net realized gains
               (losses)                   18,604               423,682             49,982             219,635
                                        --------             ---------           --------           ---------
      Change in unrealized gains
         (losses) on investments         (15,662)             (213,758)           (33,686)           (187,431)
                                        --------             ---------           --------           ---------
      Net increase (decrease) in
         net assets resulting
         from operations                $  2,575             $ 191,803           $ 13,988           $  26,772
                                        ========             =========           ========           =========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period November 12, 2007 to December 31, 2007.

(d)  For the period January 1, 2007 to November 9, 2007.

   The accompanying notes are an integral part of these financial statements.

                                   LMPVPII AGGRESSIVE  LMPVET CAPITAL AND
                                         GROWTH              INCOME        LMPVIT ADJUSTABLE
                                       SUBACCOUNT          SUBACCOUNT         RATE INCOME
                                     (CLASS II) (a)        (CLASS II)          SUBACCOUNT
                                   ------------------  ------------------  -----------------
INVESTMENT INCOME:
      Dividends                         $      --          $   666,180          $148,156
                                        ---------          -----------          --------
EXPENSES:
      Mortality and expense risk
         charges                            4,899            1,155,624            68,545
      Administrative charges                  349               92,430             5,516
                                        ---------          -----------          --------
         Total expenses                     5,248            1,248,054            74,061
                                        ---------          -----------          --------
            Net investment income
               (loss)                      (5,248)            (581,874)           74,095
                                        ---------          -----------          --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions           1,847            8,886,945                --
      Realized gains (losses) on
         sale of investments              178,761            2,431,490            (3,426)
                                        ---------          -----------          --------
            Net realized gains
               (losses)                   180,608           11,318,435            (3,426)
                                        ---------          -----------          --------
      Change in unrealized gains
         (losses) on investments         (152,773)          (8,626,574)          (86,511)
                                        ---------          -----------          --------
      Net increase (decrease) in
         net assets resulting
         from operations                $  22,587          $ 2,109,987          $(15,842)
                                        =========          ===========          ========


                                   LMPVIT DIVERSIFIED  LMPVIT HIGH   LMPVIT MONEY
                                    STRATEGIC INCOME      INCOME        MARKET
                                       SUBACCOUNT       SUBACCOUNT    SUBACCOUNT
                                   ------------------  -----------   ------------
INVESTMENT INCOME:
      Dividends                         $ 539,084      $ 1,345,130     $923,477
                                        ---------      -----------     --------
EXPENSES:
      Mortality and expense risk
         charges                          179,161          312,323      317,735
      Administrative charges               17,151           27,016       28,918
                                        ---------      -----------     --------
         Total expenses                   196,312          339,339      346,653
                                        ---------      -----------     --------
            Net investment income
               (loss)                     342,772        1,005,791      576,824
                                        ---------      -----------     --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions              --               --           --
      Realized gains (losses) on
         sale of investments              (68,838)         (61,466)          --
                                        ---------      -----------     --------
            Net realized gains
               (losses)                   (68,838)         (61,466)          --
                                        ---------      -----------     --------
      Change in unrealized gains
         (losses) on investments         (237,462)      (1,138,324)          --
                                        ---------      -----------     --------
      Net increase (decrease) in
         net assets resulting
         from operations                $  36,472      $  (193,999)    $576,824
                                        =========      ===========     ========

   The accompanying notes are an integral part of these financial statements.

                                                                                      LORD ABBETT GROWTH    LORD ABBETT
                                             LMPVPI TOTAL RETURN  LMPVPIII LARGE CAP      AND INCOME       MID-CAP VALUE
                                                  SUBACCOUNT             VALUE            SUBACCOUNT        SUBACCOUNT
                                                (CLASS II) (a)      SUBACCOUNT (a)      (CLASS VC) (a)    (CLASS VC) (a)
                                             -------------------  ------------------  ------------------  --------------
INVESTMENT INCOME:
      Dividends                                    $  4,634           $    29,927         $        --       $        --
                                                   --------           -----------         -----------       -----------
EXPENSES:
      Mortality and expense risk
         charges                                      5,490                35,057              74,233            98,104
      Administrative charges                            369                 3,838               5,789             7,897
                                                   --------           -----------         -----------       -----------
         Total expenses                               5,859                38,895              80,022           106,001
                                                   --------           -----------         -----------       -----------
            Net investment income (loss)             (1,225)               (8,968)            (80,022)         (106,001)
                                                   --------           -----------         -----------       -----------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                     5,245                    --                  --                --
      Realized gains (losses) on sale of
         investments                                 28,140             1,757,315           2,338,368         3,948,483
                                                   --------           -----------         -----------       -----------
            Net realized gains (losses)              33,385             1,757,315           2,338,368         3,948,483
                                                   --------           -----------         -----------       -----------
      Change in unrealized gains (losses)
         on investments                             (10,851)           (1,347,894)         (1,827,160)       (2,263,293)
                                                   --------           -----------         -----------       -----------
      Net increase (decrease) in net assets
         resulting from operations                 $ 21,309           $   400,453         $   431,186       $ 1,579,189
                                                   ========           ===========         ===========       ===========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period November 12, 2007 to December 31, 2007.

(d)  For the period January 1, 2007 to November 9, 2007.

   The accompanying notes are an integral part of these financial statements.


                                             MIST BATTERYMARCH  MIST BLACKROCK  MIST BLACKROCK
                                               MID-CAP STOCK      HIGH YIELD    LARGE-CAP CORE
                                                 SUBACCOUNT       SUBACCOUNT      SUBACCOUNT
                                                 (CLASS A)         (CLASS A)     (CLASS E) (b)
                                             -----------------  --------------  --------------
INVESTMENT INCOME:
      Dividends                                   $  3,544         $ 165,584       $     --
                                                  --------         ---------       --------
EXPENSES:
      Mortality and expense risk
         charges                                    21,138            32,314         30,017
      Administrative charges                         1,710             2,588          2,816
                                                  --------         ---------       --------
         Total expenses                             22,848            34,902         32,833
                                                  --------         ---------       --------
            Net investment income (loss)           (19,304)          130,682        (32,833)
                                                  --------         ---------       --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                  141,328                --             --
      Realized gains (losses) on sale of
         investments                                (7,194)            6,156          3,571
                                                  --------         ---------       --------
            Net realized gains (losses)            134,134             6,156          3,571
                                                  --------         ---------       --------
      Change in unrealized gains (losses)
         on investments                            (63,559)         (131,015)        23,422
                                                  --------         ---------       --------
      Net increase (decrease) in net assets
         resulting from operations                $ 51,271         $   5,823       $ (5,840)
                                                  ========         =========       ========

                                                                               MIST HARRIS
                                             MIST BLACKROCK    MIST DREMAN       OAKMARK
                                             LARGE-CAP CORE  SMALL-CAP VALUE  INTERNATIONAL
                                               SUBACCOUNT       SUBACCOUNT      SUBACCOUNT
                                              (CLASS A) (a)     (CLASS A)       (CLASS A)
                                             --------------  ---------------  -------------
INVESTMENT INCOME:
      Dividends                                 $  20,947        $     --      $    87,722
                                                ---------        --------      -----------
EXPENSES:
      Mortality and expense risk
         charges                                   15,439          13,278          171,221
      Administrative charges                        1,461           1,123           14,472
                                                ---------        --------      -----------
         Total expenses                            16,900          14,401          185,693
                                                ---------        --------      -----------
            Net investment income (loss)            4,047         (14,401)         (97,971)
                                                ---------        --------      -----------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                 182,487           3,579          752,689
      Realized gains (losses) on sale of
         investments                              160,386          12,737          104,569
                                                ---------        --------      -----------
            Net realized gains (losses)           342,873          16,316          857,258
                                                ---------        --------      -----------
      Change in unrealized gains (losses)
         on investments                          (202,180)        (33,660)      (1,059,051)
                                                ---------        --------      -----------
      Net increase (decrease) in net assets
         resulting from operations              $ 144,740        $(31,745)     $  (299,764)
                                                =========        ========      ===========

   The accompanying notes are an integral part of these financial statements.

                                                                                MIST LEGG MASON
                                                                  MIST LAZARD   PARTNERS MANAGED  MIST LORD ABBETT
                                              MIST JANUS FORTY      MID-CAP          ASSETS        BOND DEBENTURE
                                                 SUBACCOUNT       SUBACCOUNT       SUBACCOUNT        SUBACCOUNT
                                                 (CLASS A)       (CLASS B) (b)      (CLASS A)         (CLASS A)
                                             -----------------  --------------  ----------------  ----------------
INVESTMENT INCOME:
      Dividends                                   $  1,651         $     --          $  522           $131,393
                                                  --------         --------          ------           --------
EXPENSES:
      Mortality and expense risk
         charges                                    21,011            3,753             644             46,392
      Administrative charges                         1,753              323              52              3,509
                                                  --------         --------          ------           --------
         Total expenses                             22,764            4,076             696             49,901
                                                  --------         --------          ------           --------
            Net investment income (loss)           (21,113)          (4,076)           (174)            81,492
                                                  --------         --------          ------           --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                  158,763               --           1,833              3,030
      Realized gains (losses) on sale of
         investments                                 8,152           (1,132)            223             26,908
                                                  --------         --------          ------           --------
            Net realized gains (losses)            166,915           (1,132)          2,056             29,938
                                                  --------         --------          ------           --------
      Change in unrealized gains (losses)
         on investments                            147,921          (40,895)           (353)            (2,049)
                                                  --------         --------          ------           --------
      Net increase (decrease) in net assets
         resulting from operations                $293,723         $(46,103)         $1,529           $109,381
                                                  ========         ========          ======           ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period November 12, 2007 to December 31, 2007.

(d)  For the period January 1, 2007 to November 9, 2007.

   The accompanying notes are an integral part of these financial statements.


                                              MIST LORD ABBETT  MIST LORD ABBETT      MIST MET/AIM
                                             GROWTH AND INCOME    MID-CAP VALUE   CAPITAL APPRECIATION
                                                SUBACCOUNT         SUBACCOUNT          SUBACCOUNT
                                                 (CLASS B)          (CLASS B)           (CLASS A)
                                             -----------------  ----------------  --------------------
INVESTMENT INCOME:
      Dividends                                  $  204,330        $     3,288          $  3,712
                                                 ----------        -----------          --------
EXPENSES:
      Mortality and expense risk
         charges                                    555,598            203,367            59,209
      Administrative charges                         45,553             16,443             6,203
                                                 ----------        -----------          --------
         Total expenses                             601,151            219,810            65,412
                                                 ----------        -----------          --------
            Net investment income (loss)           (396,821)          (216,522)          (61,700)
                                                 ----------        -----------          --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                 1,049,934             69,332            10,191
      Realized gains (losses) on sale of
         investments                                450,688           (128,747)          (28,995)
                                                 ----------        -----------          --------
            Net realized gains (losses)           1,500,622            (59,415)          (18,804)
                                                 ----------        -----------          --------
      Change in unrealized gains (losses)
         on investments                            (904,574)        (1,388,096)          473,987
                                                 ----------        -----------          --------
      Net increase (decrease) in net assets
         resulting from operations               $  199,227        $(1,664,033)         $393,483
                                                 ==========        ===========          ========

                                                                                        MIST MFS
                                                 MIST MET/AIM        MIST MET/AIM       EMERGING
                                             CAPITAL APPRECIATION  SMALL CAP GROWTH  MARKETS EQUITY
                                                  SUBACCOUNT          SUBACCOUNT       SUBACCOUNT
                                                 (CLASS E) (b)         (CLASS A)      (CLASS A) (b)
                                             --------------------  ----------------  --------------
INVESTMENT INCOME:
      Dividends                                     $    --             $    --          $    --
                                                    -------             -------          -------
EXPENSES:
      Mortality and expense risk
         charges                                      7,444               3,250            1,208
      Administrative charges                            557                 236              103
                                                    -------             -------          -------
         Total expenses                               8,001               3,486            1,311
                                                    -------             -------          -------
            Net investment income (loss)             (8,001)             (3,486)          (1,311)
                                                    -------             -------          -------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                        --               1,890               --
      Realized gains (losses) on sale of
         investments                                    856               5,106              861
                                                    -------             -------          -------
            Net realized gains (losses)                 856               6,996              861
                                                    -------             -------          -------
      Change in unrealized gains (losses)
         on investments                              21,969               4,227           21,696
                                                    -------             -------          -------
      Net increase (decrease) in net assets
         resulting from operations                  $14,824             $ 7,737          $21,246
                                                    =======             =======          =======

   The accompanying notes are an integral part of these financial statements.

                                             MIST MFS RESEARCH                    MIST NEUBERGER      MIST OPPENHEIMER
                                               INTERNATIONAL    MIST MFS VALUE  BERMAN REAL ESTATE  CAPITAL APPRECIATION
                                                 SUBACCOUNT       SUBACCOUNT        SUBACCOUNT           SUBACCOUNT
                                               (CLASS B) (b)       (CLASS A)         (CLASS A)            (CLASS B)
                                             -----------------  --------------  ------------------  --------------------
INVESTMENT INCOME:
      Dividends                                   $     --         $     28         $    41,903            $    --
                                                  --------         --------         -----------            -------
EXPENSES:
      Mortality and expense risk
         charges                                    56,253           76,017              71,777              4,561
      Administrative charges                         4,858            6,642               5,726                343
                                                  --------         --------         -----------            -------
         Total expenses                             61,111           82,659              77,503              4,904
                                                  --------         --------         -----------            -------
            Net investment income (loss)           (61,111)         (82,631)            (35,600)            (4,904)
                                                  --------         --------         -----------            -------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                       --           84,783             335,781             15,149
      Realized gains (losses) on sale of
         investments                                28,826           85,752              53,647              3,653
                                                  --------         --------         -----------            -------
            Net realized gains (losses)             28,826          170,535             389,428             18,802
                                                  --------         --------         -----------            -------
      Change in unrealized gains (losses)
         on investments                            229,397          156,049          (1,006,571)            10,895
                                                  --------         --------         -----------            -------
      Net increase (decrease) in net assets
         resulting from operations                $197,112         $243,953         $  (652,743)           $24,793
                                                  ========         ========         ===========            =======

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period November 12, 2007 to December 31, 2007.

(d)  For the period January 1, 2007 to November 9, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                  MIST PIMCO
                                             INFLATION PROTECTED                      MIST PIONEER
                                                     BOND         MIST PIONEER FUND  MID-CAP VALUE
                                                  SUBACCOUNT          SUBACCOUNT       SUBACCOUNT
                                                (CLASS A) (b)         (CLASS A)      (CLASS A) (a)
                                             -------------------  -----------------  -------------
INVESTMENT INCOME:
      Dividends                                   $      --            $ 15,017         $ 1,023
                                                  ---------            --------         -------
EXPENSES:
      Mortality and expense risk
         charges                                    133,701              27,495           1,319
      Administrative charges                         11,466               2,304             105
                                                  ---------            --------         -------
         Total expenses                             145,167              29,799           1,424
                                                  ---------            --------         -------
            Net investment income (loss)           (145,167)            (14,782)           (401)
                                                  ---------            --------         -------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                        --                  --          36,435
      Realized gains (losses) on sale of
         investments                                 51,359              81,075          (6,355)
                                                  ---------            --------         -------
            Net realized gains (losses)              51,359              81,075          30,080
                                                  ---------            --------         -------
      Change in unrealized gains (losses)
         on investments                             743,060              (3,243)         (8,007)
                                                  ---------            --------         -------
      Net increase (decrease) in net assets
         resulting from operations                $ 649,252            $ 63,050         $21,672
                                                  =========            ========         =======


                                               MIST PIONEER    MIST THIRD AVENUE    MSF BLACKROCK
                                             STRATEGIC INCOME   SMALL CAP VALUE   AGGRESSIVE GROWTH
                                                SUBACCOUNT         SUBACCOUNT         SUBACCOUNT
                                                 (CLASS A)         (CLASS B)          (CLASS D)
                                             ----------------  -----------------  -----------------
INVESTMENT INCOME:
      Dividends                                  $ 22,641         $    62,388          $     --
                                                 --------         -----------          --------
EXPENSES:
      Mortality and expense risk
         charges                                   57,300             198,505            77,481
      Administrative charges                        4,922              16,417             7,573
                                                 --------         -----------          --------
         Total expenses                            62,222             214,922            85,054
                                                 --------         -----------          --------
            Net investment income (loss)          (39,581)           (152,534)          (85,054)
                                                 --------         -----------          --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                      --             409,783                --
      Realized gains (losses) on sale of
         investments                               17,642             (65,736)          154,742
                                                 --------         -----------          --------
            Net realized gains (losses)            17,642             344,047           154,742
                                                 --------         -----------          --------
      Change in unrealized gains (losses)
         on investments                           172,098          (1,199,488)          792,687
                                                 --------         -----------          --------
      Net increase (decrease) in net assets
         resulting from operations               $150,159         $(1,007,975)         $862,375
                                                 ========         ===========          ========

   The accompanying notes are an integral part of these financial statements.

                                             MSF BLACKROCK  MSF BLACKROCK  MSF BLACKROCK       MSF CAPITAL
                                              BOND INCOME    BOND INCOME    MONEY MARKET  GUARDIAN U.S. EQUITY
                                               SUBACCOUNT     SUBACCOUNT     SUBACCOUNT        SUBACCOUNT
                                               (CLASS A)      (CLASS E)      (CLASS A)          (CLASS A)
                                             -------------  -------------  -------------  --------------------
INVESTMENT INCOME:
      Dividends                                 $75,369        $422,589       $128,085          $  10,318
                                                -------        --------       --------          ---------
EXPENSES:
      Mortality and expense risk
         charges                                 44,242         219,510         53,042             36,923
      Administrative charges                      3,433          19,575          3,884              3,853
                                                -------        --------       --------          ---------
         Total expenses                          47,675         239,085         56,926             40,776
                                                -------        --------       --------          ---------
            Net investment income (loss)         27,694         183,504         71,159            (30,458)
                                                -------        --------       --------          ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                    --              --             --            128,350
      Realized gains (losses) on sale of
         investments                             16,813         138,974             --             11,524
                                                -------        --------       --------          ---------
            Net realized gains (losses)          16,813         138,974             --            139,874
                                                -------        --------       --------          ---------
      Change in unrealized gains (losses)
         on investments                          46,139         187,027             --           (164,030)
                                                -------        --------       --------          ---------
      Net increase (decrease) in net assets
         resulting from operations              $90,646        $509,505       $ 71,159          $ (54,614)
                                                =======        ========       ========          =========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period November 12, 2007 to December 31, 2007.

(d)  For the period January 1, 2007 to November 9, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                               MSF FI VALUE       MSF METLIFE
                                             MSF FI LARGE CAP     LEADERS    AGGRESSIVE ALLOCATION
                                                SUBACCOUNT      SUBACCOUNT         SUBACCOUNT
                                                 (CLASS A)       (CLASS D)         (CLASS B)
                                             ----------------  ------------  ---------------------
INVESTMENT INCOME:
      Dividends                                  $  17,887      $  111,002          $    785
                                                 ---------      ----------          --------
EXPENSES:
      Mortality and expense risk
         charges                                   153,944         220,785            22,948
      Administrative charges                        16,009          19,680             1,784
                                                 ---------      ----------          --------
         Total expenses                            169,953         240,465            24,732
                                                 ---------      ----------          --------
            Net investment income (loss)          (152,066)       (129,463)          (23,947)
                                                 ---------      ----------          --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                  741,944       1,201,748             2,255
      Realized gains (losses) on sale of
         investments                                29,731          48,966            13,783
                                                 ---------      ----------          --------
            Net realized gains (losses)            771,675       1,250,714            16,038
                                                 ---------      ----------          --------
      Change in unrealized gains (losses)
         on investments                           (344,042)       (785,082)           18,223
                                                 ---------      ----------          --------
      Net increase (decrease) in net assets
         resulting from operations               $ 275,567      $  336,169          $ 10,314
                                                 =========      ==========          ========

                                              MSF METLIFE      MSF METLIFE
                                             CONSERVATIVE    CONSERVATIVE TO        MSF METLIFE
                                              ALLOCATION   MODERATE ALLOCATION  MODERATE ALLOCATION
                                              SUBACCOUNT        SUBACCOUNT           SUBACCOUNT
                                               (CLASS B)        (CLASS B)            (CLASS B)
                                             ------------  -------------------  -------------------
INVESTMENT INCOME:
      Dividends                                $     --          $     --            $     401
                                               --------          --------            ---------
EXPENSES:
      Mortality and expense risk
         charges                                 17,731            12,065               96,586
      Administrative charges                      1,565               900                7,507
                                               --------          --------            ---------
         Total expenses                          19,296            12,965              104,093
                                               --------          --------            ---------
            Net investment income (loss)        (19,296)          (12,965)            (103,692)
                                               --------          --------            ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                   745             1,244                7,226
      Realized gains (losses) on sale of
         investments                             17,910            16,923              124,940
                                               --------          --------            ---------
            Net realized gains (losses)          18,655            18,167              132,166
                                               --------          --------            ---------
      Change in unrealized gains (losses)
         on investments                          33,933            16,148               38,791
                                               --------          --------            ---------
      Net increase (decrease) in net assets
         resulting from operations             $ 33,292          $ 21,350            $  67,265
                                               ========          ========            =========

   The accompanying notes are an integral part of these financial statements.

                                                  MSF METLIFE
                                                  MODERATE TO       MSF MFS TOTAL  MSF MFS TOTAL  MSF OPPENHEIMER
                                             AGGRESSIVE ALLOCATION     RETURN         RETURN       GLOBAL EQUITY
                                                   SUBACCOUNT         SUBACCOUNT     SUBACCOUNT      SUBACCOUNT
                                                   (CLASS B)        (CLASS B) (b)    (CLASS F)       (CLASS B)
                                             ---------------------  -------------  -------------  ---------------
INVESTMENT INCOME:
      Dividends                                    $   2,342           $    --      $ 1,164,713       $ 71,719
                                                   ---------           -------      -----------       --------
EXPENSES:
      Mortality and expense risk
         charges                                     133,998               679          985,450        150,586
      Administrative charges                          11,031                45           87,547         12,044
                                                   ---------           -------      -----------       --------
         Total expenses                              145,029               724        1,072,997        162,630
                                                   ---------           -------      -----------       --------
            Net investment income (loss)            (142,687)             (724)          91,716        (90,911)
                                                   ---------           -------      -----------       --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                      9,368                --        1,965,153        118,914
      Realized gains (losses) on sale of
         investments                                  62,901                (4)         918,740        136,096
                                                   ---------           -------      -----------       --------
            Net realized gains (losses)               72,269                (4)       2,883,893        255,010
                                                   ---------           -------      -----------       --------
      Change in unrealized gains (losses)
         on investments                              189,923            (1,455)      (1,522,977)       157,354
                                                   ---------           -------      -----------       --------
      Net increase (decrease) in net assets
         resulting from operations                 $ 119,505           $(2,183)     $ 1,452,632       $321,453
                                                   =========           =======      ===========       ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period November 12, 2007 to December 31, 2007.

(d)  For the period January 1, 2007 to November 9, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                                MSF WESTERN ASSET  MSF WESTERN ASSET
                                             MSF T. ROWE PRICE   MANAGEMENT HIGH    MANAGEMENT U.S.
                                             LARGE CAP GROWTH       YIELD BOND         GOVERNMENT
                                                SUBACCOUNT          SUBACCOUNT         SUBACCOUNT
                                                 (CLASS B)        (CLASS A) (a)        (CLASS A)
                                             -----------------  -----------------  -----------------
INVESTMENT INCOME:
      Dividends                                  $ 13,150            $ 22,049            $2,010
                                                 --------            --------            ------
EXPENSES:
      Mortality and expense risk
         charges                                   89,015               1,324             1,463
      Administrative charges                        9,478                 103               110
                                                 --------            --------            ------
         Total expenses                            98,493               1,427             1,573
                                                 --------            --------            ------
            Net investment income (loss)          (85,343)             20,622               437
                                                 --------            --------            ------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                  60,658               1,891                --
      Realized gains (losses) on sale of
         investments                              259,105              (2,153)              100
                                                 --------            --------            ------
            Net realized gains (losses)           319,763                (262)              100
                                                 --------            --------            ------
      Change in unrealized gains (losses)
         on investments                           257,447             (12,624)            1,042
                                                 --------            --------            ------
      Net increase (decrease) in net assets
         resulting from operations               $491,867            $  7,736            $1,579
                                                 ========            ========            ======

                                              PIMCO VIT REAL
                                                  RETURN          PIMCO VIT TOTAL     PIONEER AMERICA
                                                SUBACCOUNT            RETURN             INCOME VCT
                                             (ADMINISTRATIVE        SUBACCOUNT           SUBACCOUNT
                                                CLASS) (a)    (ADMINISTRATIVE CLASS)   (CLASS II) (d)
                                             ---------------  ----------------------  ---------------
INVESTMENT INCOME:
      Dividends                                 $ 184,529           $2,486,742            $ 9,770
EXPENSES:
      Mortality and expense risk
         charges                                   68,754              895,266              4,274
      Administrative charges                        5,869               77,753                318
                                                ---------           ----------            -------
         Total expenses                            74,623              973,019              4,592
                                                ---------           ----------            -------
            Net investment income (loss)          109,906            1,513,723              5,178
                                                ---------           ----------            -------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                      --                   --                 --
      Realized gains (losses) on sale of
         investments                             (590,933)            (183,338)            (5,289)
                                                ---------           ----------            -------
            Net realized gains (losses)          (590,933)            (183,338)            (5,289)
                                                ---------           ----------            -------
      Change in unrealized gains (losses)
         on investments                           706,878            1,921,420              7,005
                                                ---------           ----------            -------
      Net increase (decrease) in net assets
         resulting from operations              $ 225,851           $3,251,805            $ 6,894
                                                =========           ==========            =======

   The accompanying notes are an integral part of these financial statements.

                                                               PIONEER CULLEN VALUE  PIONEER EMERGING  PIONEER EQUITY
                                             PIONEER BOND VCT           VCT             MARKETS VCT      INCOME VCT
                                                SUBACCOUNT          SUBACCOUNT          SUBACCOUNT       SUBACCOUNT
                                              (CLASS II) (c)        (CLASS II)          (CLASS II)       (CLASS II)
                                             ----------------  --------------------  ----------------  --------------
INVESTMENT INCOME:
      Dividends                                   $1,401             $ 2,355             $ 1,002          $ 22,548
                                                  ------             -------             -------          --------
EXPENSES:
      Mortality and expense risk
         charges                                     622               6,105               5,969            20,288
      Administrative charges                          46                 445                 432             1,472
                                                  ------             -------             -------          --------
         Total expenses                              668               6,550               6,401            21,760
                                                  ------             -------             -------          --------
            Net investment income (loss)             733              (4,195)             (5,399)              788
                                                  ------             -------             -------          --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                     --                  --              29,827            32,071
      Realized gains (losses) on sale of
         investments                                  12              20,805              23,874            27,329
                                                  ------             -------             -------          --------
            Net realized gains (losses)               12              20,805              53,701            59,400
                                                  ------             -------             -------          --------
      Change in unrealized gains (losses)
         on investments                            1,483              (4,065)             49,012           (81,055)
                                                  ------             -------             -------          --------
      Net increase (decrease) in net assets
         resulting from operations                $2,228             $12,545             $97,314          $(20,867)
                                                  ======             =======             =======          ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period November 12, 2007 to December 31, 2007.

(d)  For the period January 1, 2007 to November 9, 2007.

   The accompanying notes are an integral part of these financial statements.

                                              PIONEER EQUITY                    PIONEER GLOBAL HIGH
                                             OPPORTUNITY VCT  PIONEER FUND VCT       YIELD VCT
                                                SUBACCOUNT       SUBACCOUNT          SUBACCOUNT
                                              (CLASS II) (d)     (CLASS II)          (CLASS II)
                                             ---------------  ----------------  -------------------
INVESTMENT INCOME:
      Dividends                                   $   --           $ 7,546            $ 19,754
                                                  ------           -------            --------
EXPENSES:
      Mortality and expense risk
         charges                                     216            14,193               4,820
      Administrative charges                          17             1,035                 358
                                                  ------           -------            --------
         Total expenses                              233            15,228               5,178
                                                  ------           -------            --------
            Net investment income (loss)            (233)           (7,682)             14,576
                                                  ------           -------            --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                  3,138                --               4,445
      Realized gains (losses) on sale of
         investments                                (756)           17,304                 171
                                                  ------           -------            --------
            Net realized gains (losses)            2,382            17,304               4,616
                                                  ------           -------            --------
      Change in unrealized gains (losses)
         on investments                               --             4,729             (25,643)
                                                  ------           -------            --------
      Net increase (decrease) in net assets
         resulting from operations                $2,149           $14,351            $ (6,451)
                                                  ======           =======            ========

                                                              PIONEER IBBOTSON     PIONEER IBBOTSON
                                             PIONEER HIGH  AGGRESSIVE ALLOCATION  GROWTH ALLOCATION
                                               YIELD VCT            VCT                  VCT
                                              SUBACCOUNT         SUBACCOUNT           SUBACCOUNT
                                              (CLASS II)         (CLASS II)           (CLASS II)
                                             ------------  ---------------------  -----------------
INVESTMENT INCOME:
      Dividends                                 $49,645           $  5,479            $  62,937
                                                -------           --------            ---------
EXPENSES:
      Mortality and expense risk
         charges                                 19,286              9,541              145,476
      Administrative charges                      1,468                686                9,323
                                                -------           --------            ---------
         Total expenses                          20,754             10,227              154,799
                                                -------           --------            ---------
            Net investment income (loss)         28,891             (4,748)             (91,862)
                                                -------           --------            ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                   835             13,412              114,832
      Realized gains (losses) on sale of
         investments                              8,028              3,964               13,795
                                                -------           --------            ---------
            Net realized gains (losses)           8,863             17,376              128,627
                                                -------           --------            ---------
      Change in unrealized gains (losses)
         on investments                           1,757             (1,366)              52,258
                                                -------           --------            ---------
      Net increase (decrease) in net assets
         resulting from operations              $39,511           $ 11,262            $  89,023
                                                =======           ========            =========

   The accompanying notes are an integral part of these financial statements.

                                               PIONEER IBBOTSON      PIONEER       PIONEER
                                             MODERATE ALLOCATION  INDEPENDENCE  INTERNATIONAL  PIONEER MID CAP
                                                     VCT               VCT        VALUE VCT       VALUE VCT
                                                  SUBACCOUNT       SUBACCOUNT     SUBACCOUNT      SUBACCOUNT
                                                  (CLASS II)       (CLASS II)     (CLASS II)      (CLASS II)
                                             -------------------  ------------  -------------  ---------------
INVESTMENT INCOME:
      Dividends                                    $ 60,752          $    --       $   525         $  2,350
                                                   --------          -------       -------         --------
EXPENSES:
      Mortality and expense risk
         charges                                    137,676            2,378         3,275            8,512
      Administrative charges                          8,959              174           245              599
                                                   --------          -------       -------         --------
         Total expenses                             146,635            2,552         3,520            9,111
                                                   --------          -------       -------         --------
            Net investment income (loss)            (85,883)          (2,552)       (2,995)          (6,761)
                                                   --------          -------       -------         --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                    74,231               --         1,813           41,990
      Realized gains (losses) on sale of
         investments                                 12,375            4,221         4,278           (5,081)
                                                   --------          -------       -------         --------
            Net realized gains (losses)              86,606            4,221         6,091           36,909
                                                   --------          -------       -------         --------
      Change in unrealized gains (losses)
         on investments                             129,147            4,151        11,251          (20,166)
                                                   --------          -------       -------         --------
      Net increase (decrease) in net assets
         resulting from operations                 $129,870          $ 5,820       $14,347         $  9,982
                                                   ========          =======       =======         ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period November 12, 2007 to December 31, 2007.

(d)  For the period January 1, 2007 to November 9, 2007.

   The accompanying notes are an integral part of these financial statements.

                                             PIONEER OAK RIDGE                       PIONEER SMALL AND
                                              LARGE CAP GROWTH  PIONEER REAL ESTATE    MID CAP GROWTH
                                                    VCT              SHARES VCT             VCT
                                                 SUBACCOUNT          SUBACCOUNT          SUBACCOUNT
                                                 (CLASS II)          (CLASS II)        (CLASS II) (d)
                                             -----------------  -------------------  -----------------
INVESTMENT INCOME:
      Dividends                                   $   761            $   7,628            $     --
                                                  -------            ---------            --------
EXPENSES:
      Mortality and expense risk
         charges                                    7,939                5,918               1,464
      Administrative charges                          605                  440                 118
                                                  -------            ---------            --------
         Total expenses                             8,544                6,358               1,582
                                                  -------            ---------            --------
            Net investment income (loss)           (7,783)               1,270              (1,582)
                                                  -------            ---------            --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                   1,549               28,739              30,125
      Realized gains (losses) on sale of
         investments                                7,036                9,424              (3,626)
                                                  -------            ---------            --------
            Net realized gains (losses)             8,585               38,163              26,499
                                                  -------            ---------            --------
      Change in unrealized gains (losses)
         on investments                            22,722             (105,572)            (10,736)
                                                  -------            ---------            --------
      Net increase (decrease) in net assets
         resulting from operations                $23,524            $ (66,139)           $ 14,181
                                                  =======            =========            ========


                                              PIONEER SMALL CAP  PIONEER STRATEGIC
                                                  VALUE VCT          INCOME VCT     PIONEER VALUE VCT
                                                  SUBACCOUNT         SUBACCOUNT         SUBACCOUNT
                                                  (CLASS II)         (CLASS II)       (CLASS II) (d)
                                              -----------------  -----------------  -----------------
INVESTMENT INCOME:
      Dividends                                    $  1,307           $71,007            $ 14,167
                                                   --------           -------            --------
EXPENSES:
      Mortality and expense risk
         charges                                      5,314            28,882               9,225
      Administrative charges                            399             2,068                 660
                                                   --------           -------            --------
         Total expenses                               5,713            30,950               9,885
                                                   --------           -------            --------
            Net investment income (loss)             (4,406)           40,057               4,282
                                                   --------           -------            --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                    60,703             7,613              36,800
      Realized gains (losses) on sale of
         investments                                  2,867            (3,251)             24,131
                                                   --------           -------            --------
            Net realized gains (losses)              63,570             4,362              60,931
                                                   --------           -------            --------
      Change in unrealized gains (losses)
         on investments                             (81,233)            5,787             (67,967)
                                                   --------           -------            --------
      Net increase (decrease) in net assets
         resulting from operations                 $(22,069)          $50,206            $ (2,754)
                                                   ========           =======            ========

   The accompanying notes are an integral part of these financial statements.

                                             PUTNAM VT DISCOVERY        PUTNAM VT          PUTNAM VT     VAN KAMPEN LIT
                                                    GROWTH        INTERNATIONAL EQUITY  SMALL CAP VALUE     COMSTOCK
                                                  SUBACCOUNT           SUBACCOUNT          SUBACCOUNT      SUBACCOUNT
                                                  (CLASS IB)         (CLASS IB) (a)      (CLASS IB) (a)    (CLASS II)
                                             -------------------  --------------------  ---------------  --------------
INVESTMENT INCOME:
      Dividends                                    $     --            $   129,926        $    41,929       $  68,467
                                                   --------            -----------        -----------       ---------
EXPENSES:
      Mortality and expense risk
         charges                                      2,640                 25,210             43,100          84,313
      Administrative charges                            251                  2,157              3,776           6,345
                                                   --------            -----------        -----------       ---------
         Total expenses                               2,891                 27,367             46,876          90,658
                                                   --------            -----------        -----------       ---------
            Net investment income (loss)             (2,891)               102,559             (4,947)        (22,191)
                                                   --------            -----------        -----------       ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                    15,082                562,445            838,582          95,021
      Realized gains (losses) on sale of
         investments                                 15,622              1,388,940          1,869,978         184,987
                                                   --------            -----------        -----------       ---------
            Net realized gains (losses)              30,704              1,951,385          2,708,560         280,008
                                                   --------            -----------        -----------       ---------
      Change in unrealized gains (losses)
         on investments                             (13,791)            (1,686,033)        (2,198,276)       (414,959)
                                                   --------            -----------        -----------       ---------
      Net increase (decrease) in net assets
         resulting from operations                 $ 14,022            $   367,911        $   505,337       $(157,142)
                                                   ========            ===========        ===========       =========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period November 12, 2007 to December 31, 2007.

(d)  For the period January 1, 2007 to November 9, 2007.

   The accompanying notes are an integral part of these financial statements.

                                             VAN KAMPEN LIT   VAN KAMPEN LIT
                                               ENTERPRISE    STRATEGIC GROWTH
                                               SUBACCOUNT       SUBACCOUNT
                                               (CLASS II)        (CLASS I)
                                             --------------  ----------------
INVESTMENT INCOME:
      Dividends                                  $   173        $    2,551
                                                 -------        ----------
EXPENSES:
      Mortality and expense risk
         charges                                   1,868            75,311
      Administrative charges                         150             7,947
                                                 -------        ----------
         Total expenses                            2,018            83,258
                                                 -------        ----------
            Net investment income (loss)          (1,845)          (80,707)
                                                 -------        ----------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                     --                --
      Realized gains (losses) on sale of
         investments                                3,475          (339,697)
                                                  -------        ----------
            Net realized gains (losses)             3,475          (339,697)
                                                  -------        ----------
      Change in unrealized gains (losses)
         on investments                              7,812         1,165,775
                                                   -------        ----------
      Net increase (decrease) in net assets
         resulting from operations                 $ 9,442        $  745,371
                                                   =======        ==========

   The accompanying notes are an integral part of these financial statements.

            METLIFE OF CT SEPARATE ACCOUNT TEN FOR VARIABLE ANNUITIES
                   OF METLIFE INSURANCE COMPANY OF CONNECTICUT
                       STATEMENTS OF CHANGES IN NET ASSETS
                 FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                                     AIM V.I. MID CAP CORE EQUITY  AIM V.I. CAPITAL APPRECIATION  AIM V.I. CORE EQUITY
                                              SUBACCOUNT                     SUBACCOUNT                SUBACCOUNT
                                              (SERIES II)                   (SERIES II)                (SERIES I)
                                     ----------------------------  -----------------------------  --------------------
                                           2007      2006                2007 (a)    2006          2007 (a)   2006 (b)
                                          --------  --------            ---------  --------       ---------  ---------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)           $ (7,958) $ (4,893)           $  (3,737) $ (8,622)      $  (4,159) $  (4,919)
   Net realized gains (losses)               7,684    36,133              103,069     2,844         119,344      2,698
   Change in unrealized gains
      (losses) on investments               24,054    (4,255)             (66,269)   30,048         (62,150)    62,150
                                          --------  --------            ---------  --------       ---------  ---------
      Net increase (decrease)
         in net assets resulting
         from operations                    23,780    26,985               33,063    24,270          53,035     59,929
                                          --------  --------            ---------  --------       ---------  ---------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                   1,800    15,090                   --   259,957              --         --
   Transfers from other funding
      options                                4,819     6,879                  753     8,475           4,605    882,302
   Contract charges                            (35)      (34)                  --       (42)             --       (146)
   Contract surrenders                      (6,714)   (7,355)              (2,604)   (2,823)        (48,016)  (148,302)
   Transfers to other funding
      options                               (7,057)   (5,558)            (544,946)  (22,696)       (802,244)        --
   Other receipts (payments)                    --        --              (28,190)       --             (22)    (1,141)
                                          --------  --------            ---------  --------       ---------  ---------
      Net increase (decrease)
         in net assets resulting
         from contract transactions         (7,187)    9,022             (574,987)  242,871        (845,677)   732,713
                                          --------  --------            ---------  --------       ---------  ---------
      Net increase (decrease)
         in net assets                      16,593    36,007             (541,924)  267,141        (792,642)   792,642
NET ASSETS:
   Beginning of period                     345,869   309,862              541,924   274,783         792,642         --
                                          --------  --------            ---------  --------       ---------  ---------
   End of period                          $362,462  $345,869            $      --  $541,924       $      --  $ 792,642
                                          ========  ========            =========  ========       =========  =========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period May 1, 2006 to December 31, 2006.

(c)  For the period April 30, 2007 to December 31, 2007.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                     AMERICAN FUNDS GLOBAL GROWTH     AMERICAN FUNDS GROWTH
                                              SUBACCOUNT                   SUBACCOUNT
                                               (CLASS 2)                    (CLASS 2)
                                     ----------------------------  --------------------------
                                           2007         2006           2007          2006
                                     -------------  -------------  ------------  ------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)        $   356,300  $  (363,454)   $ (1,187,290) $ (1,135,438)
   Net realized gains (losses)           4,594,140    1,003,460      15,944,437     3,648,262
   Change in unrealized gains
      (losses) on investments              242,764    5,889,605      (4,490,141)    5,573,900
                                       -----------  -----------    ------------  ------------
      Net increase (decrease)
         in net assets resulting
         from operations                 5,193,204    6,529,611      10,267,006     8,086,724
                                       -----------  -----------    ------------  ------------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                 135,241      480,318         180,619       918,249
   Transfers from other funding
      options                            4,334,035    5,102,214      11,635,807    11,433,092
   Contract charges                         (3,451)      (3,582)         (8,818)      (10,351)
   Contract surrenders                  (7,032,592)  (3,329,749)    (18,672,417)  (11,542,582)
   Transfers to other funding
      options                           (1,772,423)  (1,458,267)    (15,681,177)   (5,095,958)
   Other receipts (payments)              (310,437)    (326,625)       (687,545)     (422,134)
                                       -----------  -----------    ------------  ------------
      Net increase (decrease)
         in net assets resulting
         from contract transactions     (4,649,627)     464,309     (23,233,531)   (4,719,684)
                                       -----------  -----------    ------------  ------------
      Net increase (decrease)
         in net assets                     543,577    6,993,920     (12,966,525)    3,367,040
NET ASSETS:
   Beginning of period                  42,135,535   35,141,615     104,972,681   101,605,641
                                       -----------  -----------    ------------  ------------
   End of period                       $42,679,112  $42,135,535    $ 92,006,156  $104,972,681
                                       ===========  ===========    ============  ============

                                     AMERICAN FUNDS GROWTH-INCOME  CREDIT SUISSE TRUST
                                              SUBACCOUNT             EMERGING MARKETS
                                               (CLASS 2)                SUBACCOUNT
                                     ----------------------------  -------------------
                                          2007          2006        2007 (a)    2006
                                     ------------  --------------  ---------  --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)       $   (486,581) $   (360,913)  $    (611) $ (1,390)
   Net realized gains (losses)          10,312,996     5,470,182      69,122    11,988
   Change in unrealized gains
      (losses) on investments           (6,202,241)    7,672,065     (64,602)   15,252
                                      ------------  ------------   ---------  --------
      Net increase (decrease)
         in net assets resulting
         from operations                 3,624,174    12,781,334       3,909    25,850
                                      ------------  ------------   ---------  --------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                 218,688       613,757          --        34
   Transfers from other funding
      options                            5,346,540     8,995,160         540     1,081
   Contract charges                         (9,790)      (11,200)         --       (45)
   Contract surrenders                 (15,762,450)  (12,339,126)    (21,522)  (17,708)
   Transfers to other funding
      options                          (11,709,589)   (3,840,677)    (89,243)     (113)
   Other receipts (payments)              (898,803)   (1,253,586)         (7)       --
                                      ------------  ------------   ---------  --------
      Net increase (decrease)
         in net assets resulting
         from contract transactions    (22,815,404)   (7,835,672)   (110,232)  (16,751)
                                      ------------  ------------   ---------  --------
      Net increase (decrease)
         in net assets                 (19,191,230)    4,945,662    (106,323)    9,099
NET ASSETS:
   Beginning of period                 106,680,430   101,734,768     106,323    97,224
                                      ------------  ------------   ---------  --------
   End of period                      $ 87,489,200  $106,680,430   $      --  $106,323
                                      ============  ============   =========  ========

   The accompanying notes are an integral part of these financial statements.

                                     DREYFUS VIF APPRECIATION  DREYFUS VIF DEVELOPING LEADERS  FIDELITY VIP CONTRAFUND
                                            SUBACCOUNT                   SUBACCOUNT                   SUBACCOUNT
                                         (INITIAL SHARES)             (INITIAL SHARES)            (SERVICE CLASS 2)
                                     ------------------------  ------------------------------  -----------------------
                                          2007      2006              2007        2006            2007        2006
                                       ---------  --------         ----------  ----------      ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)        $  (1,432) $ (3,062)        $  (12,505) $  (20,727)     $  (56,434) $  (42,874)
   Net realized gains (losses)            51,008    11,074            160,018     191,912       1,267,854     516,609
   Change in unrealized gains
      (losses) on investments            (25,474)   62,580           (275,156)   (154,209)       (637,313)   (138,587)
                                       ---------  --------         ----------  ----------      ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                  24,102    70,592           (127,643)     16,976         574,107     335,148
                                       ---------  --------         ----------  ----------      ----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                 9,687    19,598                175       7,656          22,837      97,993
   Transfers from other funding
      options                              2,141    11,796             43,952      16,984         454,259     568,056
   Contract charges                         (117)     (143)              (177)       (231)           (374)       (405)
   Contract surrenders                   (69,078)  (42,718)           (68,261)   (284,201)       (846,335)   (312,781)
   Transfers to other funding
      options                           (126,077)  (18,486)          (154,806)    (86,674)       (165,538)   (365,745)
   Other receipts (payments)                  --        --                 --     (11,827)             --      (7,993)
                                       ---------  --------         ----------  ----------      ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions     (183,444)  (29,953)          (179,117)   (358,293)       (535,151)    (20,875)
                                       ---------  --------         ----------  ----------      ----------  ----------
      Net increase (decrease)
         in net assets                  (159,342)   40,639           (306,760)   (341,317)         38,956     314,273
NET ASSETS:
   Beginning of period                   564,883   524,244          1,155,379   1,496,696       4,080,702   3,766,429
                                       ---------  --------         ----------  ----------      ----------  ----------
   End of period                       $ 405,541  $564,883         $  848,619  $1,155,379      $4,119,658  $4,080,702
                                       =========  ========         ==========  ==========      ==========  ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period May 1, 2006 to December 31, 2006.

(c)  For the period April 30, 2007 to December 31, 2007.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                               FIDELITY VIP DYNAMIC CAPITAL
                                      FIDELITY VIP CONTRAFUND          APPRECIATION
                                            SUBACCOUNT                  SUBACCOUNT
                                          (SERVICE CLASS)            (SERVICE CLASS 2)
                                     ------------------------  ----------------------------
                                         2007         2006           2007       2006
                                     -----------  -----------      --------  ---------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (172,830) $  (118,383)     $ (7,381) $  (8,246)
   Net realized gains (losses)         4,971,422    2,204,467        61,193     57,154
   Change in unrealized gains
      (losses) on investments         (2,431,111)    (628,558)      (33,948)    (8,391)
                                     -----------  -----------      --------  ---------
      Net increase (decrease)
         in net assets resulting
         from operations               2,367,481    1,457,526        19,864     40,517
                                     -----------  -----------      --------  ---------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                86,883      253,557            --     19,841
   Transfers from other funding
      options                          2,046,473    3,990,658           154    138,942
   Contract charges                       (1,916)      (2,171)          (49)       (54)
   Contract surrenders                (3,441,744)  (2,953,641)      (49,523)  (112,285)
   Transfers to other funding
      options                         (1,366,263)  (1,187,491)       (3,711)   (59,976)
   Other receipts (payments)            (214,753)     (41,774)           --         --
                                     -----------  -----------      --------  ---------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (2,891,320)      59,138       (53,129)   (13,532)
                                     -----------  -----------      --------  ---------
      Net increase (decrease)
         in net assets                  (523,839)   1,516,664       (33,265)    26,985
NET ASSETS:
   Beginning of period                16,768,745   15,252,081       409,849    382,864
                                     -----------  -----------      --------  ---------
   End of period                     $16,244,906  $16,768,745      $376,584  $ 409,849
                                     ===========  ===========      ========  =========

                                                               FTVIPT FRANKLIN INCOME
                                       FIDELITY VIP MID CAP          SECURITIES
                                            SUBACCOUNT               SUBACCOUNT
                                         (SERVICE CLASS 2)            (CLASS 2)
                                     ------------------------  ----------------------
                                         2007         2006        2007        2006
                                     -----------  -----------  ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (298,781) $  (374,994) $   89,909  $   41,731
   Net realized gains (losses)         3,004,149    3,356,694     103,668      63,905
   Change in unrealized gains
      (losses) on investments           (185,975)  (1,015,027)   (180,648)    255,278
                                     -----------  -----------  ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations               2,519,393    1,966,673      12,929     360,914
                                     -----------  -----------  ----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                69,133      177,445     139,581     208,212
   Transfers from other funding
      options                            963,418    3,120,155   4,039,602   3,317,566
   Contract charges                       (1,905)      (2,229)       (409)       (265)
   Contract surrenders                (2,596,702)  (3,057,830)   (903,730)   (814,109)
   Transfers to other funding
      options                         (2,014,997)  (1,502,653)   (336,610)   (825,128)
   Other receipts (payments)             (29,306)     (96,643)    (56,954)         --
                                     -----------  -----------  ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (3,610,359)  (1,361,755)  2,881,480   1,886,276
                                     -----------  -----------  ----------  ----------
      Net increase (decrease)
         in net assets                (1,090,966)     604,918   2,894,409   2,247,190
NET ASSETS:
   Beginning of period                20,351,034   19,746,116   3,412,838   1,165,648
                                     -----------  -----------  ----------  ----------
   End of period                     $19,260,068  $20,351,034  $6,307,247  $3,412,838
                                     ===========  ===========  ==========  ==========

   The accompanying notes are an integral part of these financial statements.

                                     FTVIPT FRANKLIN RISING          FTVIPT FRANKLIN          FTVIPT TEMPLETON DEVELOPING
                                      DIVIDENDS SECURITIES   SMALL-MID CAP GROWTH SECURITIES       MARKETS SECURITIES
                                           SUBACCOUNT                   SUBACCOUNT                     SUBACCOUNT
                                            (CLASS 2)                   (CLASS 2)                      (CLASS 2)
                                     ----------------------  -------------------------------  ---------------------------
                                        2007        2006            2007         2006              2007         2006
                                     ----------  ----------     -----------  -----------       -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $      472  $  (13,506)    $  (181,677) $  (206,880)      $    33,920  $   (69,851)
   Net realized gains (losses)           30,489      30,607       1,384,537      460,713         1,678,952      788,654
   Change in unrealized gains
      (losses) on investments           (82,374)    125,911        (286,078)     443,143           474,519    1,213,341
                                     ----------  ----------     -----------  -----------       -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations                (51,413)    143,012         916,782      696,976         2,187,391    1,932,144
                                     ----------  ----------     -----------  -----------       -----------  -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               24,083      69,244           6,609       78,955            37,405      160,952
   Transfers from other funding
      options                            13,636      45,550         158,537      374,956         1,598,695    2,895,035
   Contract charges                         (90)        (84)         (1,272)      (1,474)             (772)        (830)
   Contract surrenders                  (44,927)   (138,033)     (1,710,027)  (1,351,120)       (1,958,437)  (1,198,073)
   Transfers to other funding
      options                           (24,232)    (67,189)       (952,748)  (1,166,689)       (1,000,962)  (2,209,542)
   Other receipts (payments)                 --          --         (14,293)     (40,478)          (23,176)         (39)
                                     ----------  ----------     -----------  -----------       -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions     (31,530)    (90,512)     (2,513,194)  (2,105,850)       (1,347,247)    (352,497)
                                     ----------  ----------     -----------  -----------       -----------  -----------
      Net increase (decrease)
         in net assets                  (82,943)     52,500      (1,596,412)  (1,408,874)          840,144    1,579,647
NET ASSETS:
   Beginning of period                1,080,130   1,027,630      10,121,719   11,530,593         9,119,404    7,539,757
                                     ----------  ----------     -----------  -----------       -----------  -----------
   End of period                     $  997,187  $1,080,130     $ 8,525,307  $10,121,719       $ 9,959,548  $ 9,119,404
                                     ==========  ==========     ===========  ===========       ===========  ===========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period May 1, 2006 to December 31, 2006.

(c)  For the period April 30, 2007 to December 31, 2007.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                     FTVIPT TEMPLETON FOREIGN
                                            SECURITIES         JANUS ASPEN GLOBAL LIFE SCIENCES
                                            SUBACCOUNT                    SUBACCOUNT
                                             (CLASS 2)                 (SERVICE SHARES)
                                     ------------------------  --------------------------------
                                         2007         2006              2007      2006
                                     -----------  -----------         --------  --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $    17,974  $  (151,776)        $   (851) $ (1,334)
   Net realized gains (losses)         3,259,030    1,134,371            9,903     4,970
   Change in unrealized gains
      (losses) on investments           (349,161)   3,229,165           (1,132)     (820)
                                     -----------  -----------         --------  --------
      Net increase (decrease)
         in net assets resulting
         from operations               2,927,843    4,211,760            7,920     2,816
                                     -----------  -----------         --------  --------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               162,952      387,839              335       284
   Transfers from other funding
      options                          1,341,330    2,939,165              137       893
   Contract charges                       (1,986)      (2,275)             (25)      (38)
   Contract surrenders                (5,355,037)  (3,474,323)             (55)  (12,525)
   Transfers to other funding
      options                         (1,529,228)  (1,243,089)         (24,540)     (519)
   Other receipts (payments)            (156,443)    (240,055)              --        --
                                     -----------  -----------         --------  --------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (5,538,412)  (1,632,738)         (24,148)  (11,905)
                                     -----------  -----------         --------  --------
      Net increase (decrease)
         in net assets                (2,610,569)   2,579,022          (16,228)   (9,089)
NET ASSETS:
   Beginning of period                24,893,354   22,314,332           52,041    61,130
                                     -----------  -----------         --------  --------
   End of period                     $22,282,785  $24,893,354         $ 35,813  $ 52,041
                                     ===========  ===========         ========  ========


                                     JANUS ASPEN GLOBAL TECHNOLOGY  JANUS ASPEN MID CAP GROWTH
                                               SUBACCOUNT                   SUBACCOUNT
                                            (SERVICE SHARES)             (SERVICE SHARES)
                                     -----------------------------  --------------------------
                                            2007      2006               2007        2006
                                          --------  --------          ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)           $ (2,065) $ (2,432)         $  (48,255) $  (51,794)
   Net realized gains (losses)               5,211     8,829             234,771      51,197
   Change in unrealized gains
      (losses) on investments               17,164    (2,141)            399,640     339,522
                                          --------  --------          ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                    20,310     4,256             586,156     338,925
                                          --------  --------          ----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                     335     1,234              32,510      10,076
   Transfers from other funding
      options                                7,355    25,319             230,452      83,211
   Contract charges                            (55)      (69)               (741)       (861)
   Contract surrenders                     (11,048)  (15,981)           (658,379)   (407,241)
   Transfers to other funding
      options                               (3,463)  (36,134)           (233,491)    (93,622)
   Other receipts (payments)                    --        --             (11,558)   (144,559)
                                          --------  --------          ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions         (6,876)  (25,631)           (641,207)   (552,996)
                                          --------  --------          ----------  ----------
      Net increase (decrease)
         in net assets                      13,434   (21,375)            (55,051)   (214,071)
NET ASSETS:
   Beginning of period                     101,829   123,204           3,118,889   3,332,960
                                          --------  --------          ----------  ----------
   End of period                          $115,263  $101,829          $3,063,838  $3,118,889
                                          ========  ========          ==========  ==========

   The accompanying notes are an integral part of these financial statements.

                                     JANUS ASPEN WORLDWIDE GROWTH  LMPIS PREMIER SELECTIONS ALL CAP   LMPVET AGGRESSIVE GROWTH
                                              SUBACCOUNT                        GROWTH                       SUBACCOUNT
                                           (SERVICE SHARES)                   SUBACCOUNT                     (CLASS I)
                                     ----------------------------  --------------------------------  -------------------------
                                            2007      2006               2007 (a)      2006              2007          2006
                                          --------  --------           -----------  ----------       ------------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)           $ (2,846) $ (1,684)          $   (14,271) $  (50,897)      $ (1,032,676) $(1,196,030)
   Net realized gains (losses)              18,501    18,927               712,230     159,627          4,701,057    2,747,235
   Change in unrealized gains
      (losses) on investments               (3,615)   14,561              (528,614)     24,179         (3,770,756)   2,667,727
                                          --------  --------           -----------  ----------       ------------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations                    12,040    31,804               169,345     132,909           (102,375)   4,218,932
                                          --------  --------           -----------  ----------       ------------  -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                   5,153       100                    --      50,000             55,356      389,291
   Transfers from other funding
      options                                3,915        33                 3,051      53,084          4,432,017    2,987,989
   Contract charges                            (30)      (53)                   --        (195)            (7,910)      (9,843)
   Contract surrenders                     (54,677)  (53,004)              (11,814)   (106,459)       (10,779,430)  (9,690,534)
   Transfers to other funding
      options                               (7,985)  (24,661)           (2,865,984)   (242,318)        (4,993,454)  (3,072,594)
   Other receipts (payments)                    --   (19,711)                  (71)         --           (647,294)    (354,231)
                                          --------  --------           -----------  ----------       ------------  -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions        (53,624)  (97,296)           (2,874,818)   (245,888)       (11,940,715)  (9,749,922)
                                          --------  --------           -----------  ----------       ------------  -----------
      Net increase (decrease)
         in net assets                     (41,584)  (65,492)           (2,705,473)   (112,979)       (12,043,090)  (5,530,990)
NET ASSETS:
   Beginning of period                     197,431   262,923             2,705,473   2,818,452         62,034,148   67,565,138
                                          --------  --------           -----------  ----------       ------------  -----------
   End of period                          $155,847  $197,431           $        --  $2,705,473       $ 49,991,058  $62,034,148
                                          ========  ========           ===========  ==========       ============  ===========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period May 1, 2006 to December 31, 2006.

(c)  For the period April 30, 2007 to December 31, 2007.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                     LMPVET AGGRESSIVE GROWTH     LMPVET APPRECIATION
                                            SUBACCOUNT                SUBACCOUNT
                                            (CLASS II)                 (CLASS I)
                                     ------------------------  ------------------------
                                          2007 (c)  2006           2007         2006
                                          --------  ----       -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)           $(10,151)  $--       $  (225,356) $  (233,590)
   Net realized gains (losses)               3,625    --         3,677,448    1,989,506
   Change in unrealized gains
      (losses) on investments              (26,082)   --        (1,620,307)   1,900,242
                                          --------   ---       -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations                   (32,608)   --         1,831,785    3,656,158
                                          --------   ---       -----------  -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                      --    --            57,042       53,225
   Transfers from other funding
      options                              753,709    --           297,606      374,114
   Contract charges                            (90)   --            (3,435)      (4,051)
   Contract surrenders                     (83,804)   --        (4,161,553)  (4,225,244)
   Transfers to other funding
      options                              (11,514)   --          (976,461)    (839,142)
   Other receipts (payments)                    --    --          (281,031)    (368,425)
                                          --------   ---       -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions        658,301    --        (5,067,832)  (5,009,523)
                                          --------   ---       -----------  -----------
      Net increase (decrease)
         in net assets                     625,693    --        (3,236,047)  (1,353,365)
NET ASSETS:
   Beginning of period                          --    --        30,359,663   31,713,028
                                          --------   ---       -----------  -----------
   End of period                          $625,693   $--       $27,123,616  $30,359,663
                                          ========   ===       ===========  ===========

                                     LMPVET APPRECIATION
                                          SUBACCOUNT            LMPVET CAPITAL
                                          (CLASS II)              SUBACCOUNT
                                     -------------------  --------------------------
                                        2007 (c)   2006       2007          2006
                                       ----------  ----   ------------  ------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)        $   41,362   $--   $ (1,458,647) $ (1,521,082)
   Net realized gains (losses)            596,705    --      8,570,441     9,112,279
   Change in unrealized gains
      (losses) on investments            (532,850)   --     (6,816,858)    2,944,525
                                       ----------   ---   ------------  ------------
      Net increase (decrease)
         in net assets resulting
         from operations                  105,217    --        294,936    10,535,722
                                       ----------   ---   ------------  ------------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                     --    --        619,843       701,066
   Transfers from other funding
      options                           8,324,650    --        409,234       829,175
   Contract charges                            (2)   --        (10,851)      (13,789)
   Contract surrenders                   (293,323)   --    (14,028,274)  (17,874,319)
   Transfers to other funding
      options                             (66,402)   --     (5,460,108)   (9,026,961)
   Other receipts (payments)                   --    --       (299,122)     (762,196)
                                       ----------   ---   ------------  ------------
      Net increase (decrease)
         in net assets resulting
         from contract transactions     7,964,923    --    (18,769,278)  (26,147,024)
                                       ----------   ---   ------------  ------------
      Net increase (decrease)
         in net assets                  8,070,140    --    (18,474,342)  (15,611,302)
NET ASSETS:
   Beginning of period                         --    --     93,636,991   109,248,293
                                       ----------   ---   ------------  ------------
   End of period                       $8,070,140   $--   $ 75,162,649  $ 93,636,991
                                       ==========   ===   ============  ============

   The accompanying notes are an integral part of these financial statements.

                                                                  LMPVET EQUITY INDEX    LMPVET FUNDAMENTAL VALUE
                                     LMPVET DIVIDEND STRATEGY         SUBACCOUNT                SUBACCOUNT
                                            SUBACCOUNT                (CLASS II)                 (CLASS I)
                                     ------------------------  ------------------------  ------------------------
                                         2007        2006          2007         2006         2007         2006
                                      ----------  ----------   -----------  -----------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)       $   (1,047) $     (835)  $   (45,829) $   (71,872) $  (259,110) $  (120,878)
   Net realized gains (losses)            73,665      76,776     1,197,128      549,293    4,078,650    2,985,355
   Change in unrealized gains
      (losses) on investments             18,856     242,312      (727,551)   1,185,120   (4,472,662)   2,921,782
                                      ----------  ----------   -----------  -----------  -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations                  91,474     318,253       423,748    1,662,541     (653,122)   5,786,259
                                      ----------  ----------   -----------  -----------  -----------  -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                    --      50,000         1,635       60,476      144,043      281,202
   Transfers from other funding
      options                             65,103      16,400       172,655      156,716   15,048,825    1,010,557
   Contract charges                         (365)       (454)       (1,461)      (1,819)      (6,590)      (6,133)
   Contract surrenders                  (151,104)   (218,128)   (1,356,354)  (1,438,648)  (9,297,950)  (6,864,981)
   Transfers to other funding
      options                           (143,988)   (273,691)     (566,260)    (445,580)  (3,202,587)  (2,563,166)
   Other receipts (payments)             (15,652)    (76,754)     (292,356)     (61,785)    (415,821)    (210,132)
                                      ----------  ----------   -----------  -----------  -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions     (246,006)   (502,627)   (2,042,141)  (1,730,640)   2,269,920   (8,352,653)
                                      ----------  ----------   -----------  -----------  -----------  -----------
      Net increase (decrease)
         in net assets                  (154,532)   (184,374)   (1,618,393)     (68,099)   1,616,798   (2,566,394)
NET ASSETS:
   Beginning of period                 2,089,804   2,274,178    13,806,388   13,874,487   41,271,252   43,837,646
                                      ----------  ----------   -----------  -----------  -----------  -----------
   End of period                      $1,935,272  $2,089,804   $12,187,995  $13,806,388  $42,888,050  $41,271,252
                                      ==========  ==========   ===========  ===========  ===========  ===========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period May 1, 2006 to December 31, 2006.

(c)  For the period April 30, 2007 to December 31, 2007.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                                 LMPVET INTERNATIONAL
                                       LMPVET GLOBAL EQUITY      ALL CAP OPPORTUNITY
                                            SUBACCOUNT                SUBACCOUNT
                                     ------------------------  -----------------------
                                         2007         2006         2007        2006
                                     -----------  -----------  -----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (329,297) $  (202,133) $   (17,279) $   11,927
   Net realized gains (losses)         2,170,745    1,355,628    1,424,429     389,686
   Change in unrealized gains
      (losses) on investments         (1,181,373)   1,648,983   (1,262,335)    199,742
                                     -----------  -----------  -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                 660,075    2,802,478      144,815     601,355
                                     -----------  -----------  -----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               105,074       76,067       11,968          --
   Transfers from other funding
      options                            548,153    2,213,677        6,643     131,250
   Contract charges                       (2,162)      (2,437)        (516)       (700)
   Contract surrenders                (4,037,628)  (2,880,772)    (867,045)   (700,760)
   Transfers to other funding
      options                         (1,017,855)  (1,631,047)     (72,899)   (181,248)
   Other receipts (payments)             (39,378)     (79,841)     (41,437)    (13,852)
                                     -----------  -----------  -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (4,443,796)  (2,304,353)    (963,286)   (765,310)
                                     -----------  -----------  -----------  ----------
      Net increase (decrease)
         in net assets                (3,783,721)     498,125     (818,471)   (163,955)
NET ASSETS:
   Beginning of period                23,789,235   23,291,110    2,788,379   2,952,334
                                     -----------  -----------  -----------  ----------
   End of period                     $20,005,514  $23,789,235  $ 1,969,908  $2,788,379
                                     ===========  ===========  ===========  ==========

                                         LMPVET INVESTORS       LMPVET LARGE CAP GROWTH
                                            SUBACCOUNT                SUBACCOUNT
                                             (CLASS I)                 (CLASS I)
                                     ------------------------  ------------------------
                                         2007         2006         2007         2006
                                     -----------  -----------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $   (54,704) $   (56,016) $  (355,847) $  (381,300)
   Net realized gains (losses)         1,090,533    1,282,254      912,116      399,786
   Change in unrealized gains
      (losses) on investments           (983,805)     519,139      228,299      456,466
                                     -----------  -----------  -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations                  52,024    1,745,377      784,568      474,952
                                     -----------  -----------  -----------  -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                 4,990      144,257       28,159      160,692
   Transfers from other funding
      options                          8,184,584      134,602      620,350      484,022
   Contract charges                       (2,083)      (1,387)      (4,229)      (5,086)
   Contract surrenders                (2,552,319)  (1,675,760)  (3,524,203)  (2,805,053)
   Transfers to other funding
      options                           (795,642)  (2,818,594)  (1,598,589)  (1,796,049)
   Other receipts (payments)            (129,383)    (233,672)    (138,925)    (510,499)
                                     -----------  -----------  -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions    4,710,147   (4,450,554)  (4,617,437)  (4,471,973)
                                     -----------  -----------  -----------  -----------
      Net increase (decrease)
         in net assets                 4,762,171   (2,705,177)  (3,832,869)  (3,997,021)
NET ASSETS:
   Beginning of period                10,537,867   13,243,044   22,028,587   26,025,608
                                     -----------  -----------  -----------  -----------
   End of period                     $15,300,038  $10,537,867  $18,195,718  $22,028,587
                                     ===========  ===========  ===========  ===========

   The accompanying notes are an integral part of these financial statements.

                                        LMPVET MID CAP CORE    LMPVET MULTIPLE DISCIPLINE   LMPVET SMALL CAP GROWTH
                                            SUBACCOUNT          SUBACCOUNT-LARGE ALL CAP          SUBACCOUNT
                                             (CLASS I)              GROWTH AND VALUE               (CLASS I)
                                     ------------------------  --------------------------  ------------------------
                                         2007         2006        2007 (d)       2006          2007         2006
                                     -----------  -----------   -----------  -----------   -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (198,147) $  (192,428)  $  (110,161) $  (128,698)  $  (132,956) $  (169,619)
   Net realized gains (losses)         3,091,982    2,465,553     1,709,698      515,594       819,739      971,497
   Change in unrealized gains
      (losses) on investments         (2,009,031)    (405,031)   (1,465,745)     502,982      (237,716)    (221,122)
                                     -----------  -----------   -----------  -----------   -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations                 884,804    1,868,094       133,792      889,878       449,067      580,756
                                     -----------  -----------   -----------  -----------   -----------  -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                80,453       66,379       458,865       54,745        52,220       53,681
   Transfers from other funding
      options                            111,127      147,220        91,216      331,153     3,078,048      143,478
   Contract charges                       (1,955)      (2,383)       (1,094)      (1,314)       (1,079)      (1,018)
   Contract surrenders                (3,074,823)  (1,701,947)     (646,149)  (1,918,778)   (1,640,083)  (1,040,482)
   Transfers to other funding
      options                           (978,731)    (847,397)   (9,141,100)    (328,402)     (355,515)  (4,503,455)
   Other receipts (payments)             (83,219)    (578,011)     (214,427)     (21,983)      (33,032)     (14,150)
                                     -----------  -----------   -----------  -----------   -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (3,947,148)  (2,916,139)   (9,452,689)  (1,884,579)    1,100,559   (5,361,946)
                                     -----------  -----------   -----------  -----------   -----------  -----------
      Net increase (decrease)
         in net assets                (3,062,344)  (1,048,045)   (9,318,897)    (994,701)    1,549,626   (4,781,190)
NET ASSETS:
   Beginning of period                14,946,389   15,994,434     9,318,897   10,313,598     5,376,385   10,157,575
                                     -----------  -----------   -----------  -----------   -----------  -----------
   End of period                     $11,884,045  $14,946,389   $        --  $ 9,318,897   $ 6,926,011  $ 5,376,385
                                     ===========  ===========   ===========  ===========   ===========  ===========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period May 1, 2006 to December 31, 2006.

(c)  For the period April 30, 2007 to December 31, 2007.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                           LMPVPI ALL CAP          LMPVPI ALL CAP
                                             SUBACCOUNT              SUBACCOUNT
                                             (CLASS I)               (CLASS II)
                                     -------------------------  --------------------
                                       2007 (a)        2006      2007 (a)     2006
                                     ------------  -----------  ----------  --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $    (38,501) $   (76,171) $    (881)  $    131
   Net realized gains (losses)          4,175,757    1,348,300     16,222      5,152
   Change in unrealized gains
      (losses) on investments          (3,465,574)     924,957     (9,691)     9,616
                                     ------------  -----------  ---------   --------
      Net increase (decrease)
         in net assets resulting
         from operations                  671,682    2,197,086      5,650     14,899
                                     ------------  -----------  ---------   --------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                 31,838       48,055         --    115,700
   Transfers from other funding
      options                              72,706      314,113      5,156     25,995
   Contract charges                           (29)      (2,046)        --         --
   Contract surrenders                   (587,407)  (2,297,659)        --         --
   Transfers to other funding
      options                         (14,536,442)  (1,158,910)  (128,672)   (31,030)
   Other receipts (payments)              (89,767)    (146,114)    (9,519)        --
                                     ------------  -----------  ---------   --------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (15,109,101)  (3,242,561)  (133,035)   110,665
                                     ------------  -----------  ---------   --------
      Net increase (decrease)
         in net assets                (14,437,419)  (1,045,475)  (127,385)   125,564
NET ASSETS:
   Beginning of period                 14,437,419   15,482,894    127,385      1,821
                                     ------------  -----------  ---------   --------
   End of period                     $         --  $14,437,419  $      --   $127,385
                                     ============  ===========  =========   ========

                                     LMPVPII GROWTH AND INCOME  LMPVPV SMALL CAP GROWTH
                                             SUBACCOUNT               OPPORTUNITIES
                                             (CLASS I)                 SUBACCOUNT
                                     -------------------------  ------------------------
                                        2007 (a)    2006          2007 (a)       2006
                                        --------  --------      -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
      Net investment income (loss)      $   (367) $ (1,527)     $   (18,121) $  (121,672)
      Net realized gains (losses)         18,604     8,744          423,682      489,905
      Change in unrealized gains
         (losses) on investments         (15,662)       14         (213,758)      (7,848)
                                        --------  --------      -----------  -----------
         Net increase (decrease)
            in net assets resulting
            from operations                2,575     7,231          191,803      360,385
                                        --------  --------      -----------  -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                    --        --              481       45,581
   Transfers from other funding
      options                                241     1,270           49,650      300,828
   Contract charges                           --       (30)              (5)        (515)
   Contract surrenders                    (5,449)  (33,629)        (281,080)    (955,864)
   Transfers to other funding
      options                            (57,571)      (72)      (3,036,292)  (4,119,312)
   Other receipts (payments)                  (3)       --          (42,008)     (17,268)
                                        --------  --------      -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions      (62,782)  (32,461)      (3,309,254)  (4,746,550)
                                        --------  --------      -----------  -----------
      Net increase (decrease)
         in net assets                   (60,207)  (25,230)      (3,117,451)  (4,386,165)
NET ASSETS:
   Beginning of period                    60,207    85,437        3,117,451    7,503,616
                                        --------  --------      -----------  -----------
   End of period                        $     --  $ 60,207      $        --  $ 3,117,451
                                        ========  ========      ===========  ===========

   The accompanying notes are an integral part of these financial statements.

                                     LMPVPI LARGE CAP GROWTH  LMPVPII AGGRESSIVE GROWTH  LMPVPII AGGRESSIVE GROWTH
                                            SUBACCOUNT                SUBACCOUNT                 SUBACCOUNT
                                            (CLASS I)                 (CLASS I)                  (CLASS II)
                                     -----------------------  -------------------------  -------------------------
                                       2007 (a)     2006         2007 (a)     2006           2007 (a)    2006
                                      ---------  ---------      ---------  ---------        ---------  --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)       $  (2,308) $  (9,357)     $  (5,432) $ (18,890)       $  (5,248) $(16,460)
   Net realized gains (losses)           49,982     14,997        219,635     50,816          180,608    19,889
   Change in unrealized gains
      (losses) on investments           (33,686)    (5,062)      (187,431)    36,538         (152,773)   51,710
                                      ---------  ---------      ---------  ---------        ---------  --------
      Net increase (decrease)
         in net assets resulting
         from operations                 13,988        578         26,772     68,464           22,587    55,139
                                      ---------  ---------      ---------  ---------        ---------  --------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                1,293    120,667         12,531     77,760               --    43,871
   Transfers from other funding
      options                            17,077     78,448          3,871     31,623            7,562    17,166
   Contract charges                          (1)       (85)            (1)       (93)              --       (93)
   Contract surrenders                  (13,367)   (27,681)       (29,339)  (167,622)          (1,230)  (53,089)
   Transfers to other funding
      options                          (373,878)  (269,080)      (824,506)   (35,837)        (735,078)  (57,649)
   Other receipts (payments)                 --         --             --         21          (21,874)       --
                                      ---------  ---------      ---------  ---------        ---------  --------
      Net increase (decrease)
         in net assets resulting
         from contract transactions    (368,876)   (97,731)      (837,444)   (94,148)        (750,620)  (49,794)
                                      ---------  ---------      ---------  ---------        ---------  --------
      Net increase (decrease)
         in net assets                 (354,888)   (97,153)      (810,672)   (25,684)        (728,033)    5,345
NET ASSETS:
   Beginning of period                  354,888    452,041        810,672    836,356          728,033   722,688
                                      ---------  ---------      ---------  ---------        ---------  --------
   End of period                      $      --  $ 354,888      $      --  $ 810,672        $      --  $728,033
                                      =========  =========      =========  =========        =========  ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period May 1, 2006 to December 31, 2006.

(c)  For the period April 30, 2007 to December 31, 2007.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                      LMPVET CAPITAL AND INCOME
                                             SUBACCOUNT          LMPVIT ADJUSTABLE RATE INCOME
                                             (CLASS II)                    SUBACCOUNT
                                     --------------------------  -----------------------------
                                         2007          2006            2007         2006
                                     ------------  ------------    -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $   (581,874) $   (486,100)   $    74,095  $    96,275
   Net realized gains (losses)         11,318,435     4,632,962         (3,426)       5,351
   Change in unrealized gains
      (losses) on investments          (8,626,574)    1,460,963        (86,511)     (13,717)
                                     ------------  ------------    -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations                2,109,987     5,607,825        (15,842)      87,909
                                     ------------  ------------    -----------  -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                186,251       269,023         15,626       54,623
   Transfers from other funding
      options                             939,571       590,075        274,892      545,910
   Contract charges                        (9,830)      (12,487)          (415)        (481)
   Contract surrenders                (11,491,824)  (14,112,372)      (722,496)    (352,884)
   Transfers to other funding
      options                          (2,289,672)   (5,536,708)      (608,817)  (1,187,122)
   Other receipts (payments)             (873,929)     (818,160)        (9,162)    (122,253)
                                     ------------  ------------    -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (13,539,433)  (19,620,629)    (1,050,372)  (1,062,207)
                                     ------------  ------------    -----------  -----------
      Net increase (decrease)
         in net assets                (11,429,446)  (14,012,804)    (1,066,214)    (974,298)
NET ASSETS:
   Beginning of period                 65,912,225    79,925,029      4,112,575    5,086,873
                                     ------------  ------------    -----------  -----------
   End of period                     $ 54,482,779  $ 65,912,225    $ 3,046,361  $ 4,112,575
                                     ============  ============    ===========  ===========

                                     LMPVIT DIVERSIFIED STRATEGIC
                                                INCOME                LMPVIT HIGH INCOME
                                              SUBACCOUNT                  SUBACCOUNT
                                     ----------------------------  ------------------------
                                           2007         2006           2007         2006
                                       -----------  -----------    -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)        $   342,772  $   520,176    $ 1,005,791  $ 1,138,586
   Net realized gains (losses)             (68,838)     (75,099)       (61,466)     (71,849)
   Change in unrealized gains
      (losses) on investments             (237,462)      (6,228)    (1,138,324)     770,314
                                       -----------  -----------    -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations                    36,472      438,849       (193,999)   1,837,051
                                       -----------  -----------    -----------  -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                     800        8,645        103,950       98,572
   Transfers from other funding
      options                              181,643      125,092        579,660    1,114,907
   Contract charges                         (1,448)      (1,783)        (2,538)      (3,086)
   Contract surrenders                  (1,879,959)  (2,013,913)    (4,719,148)  (3,453,559)
   Transfers to other funding
      options                             (720,055)    (964,427)    (1,206,497)  (2,661,882)
   Other receipts (payments)               (95,787)     (92,884)      (392,491)    (468,728)
                                       -----------  -----------    -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions     (2,514,806)  (2,939,270)    (5,637,064)  (5,373,776)
                                       -----------  -----------    -----------  -----------
      Net increase (decrease)
         in net assets                  (2,478,334)  (2,500,421)    (5,831,063)  (3,536,725)
NET ASSETS:
   Beginning of period                  12,609,571   15,109,992     20,535,570   24,072,295
                                       -----------  -----------    -----------  -----------
   End of period                       $10,131,237  $12,609,571    $14,704,507  $20,535,570
                                       ===========  ===========    ===========  ===========

   The accompanying notes are an integral part of these financial statements.

                                                                 LMPVPI TOTAL RETURN
                                         LMPVIT MONEY MARKET          SUBACCOUNT      LMPVPIII LARGE CAP VALUE
                                             SUBACCOUNT               (CLASS II)             SUBACCOUNT
                                     --------------------------  -------------------  ------------------------
                                         2007          2006       2007 (a)    2006      2007 (a)       2006
                                     ------------  ------------  ---------  --------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $    576,824  $    416,821  $  (1,225) $  6,085  $    (8,968) $   (27,307)
   Net realized gains (losses)                 --            --     33,385    12,049    1,757,315      341,671
   Change in unrealized gains
      (losses) on investments                  --            --    (10,851)    7,626   (1,347,894)     911,985
                                     ------------  ------------  ---------  --------  -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations                  576,824       416,821     21,309    25,760      400,453    1,226,349
                                     ------------  ------------  ---------  --------  -----------  -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                 12,000       896,913     93,032   355,659           --           --
   Transfers from other funding
      options                          38,231,088    12,717,632     84,879   170,278           --       25,580
   Contract charges                        (2,108)       (2,675)        (3)      (33)          (8)      (1,235)
   Contract surrenders                (14,340,630)  (11,402,856)    (8,081)  (18,157)    (291,826)  (1,034,886)
   Transfers to other funding
      options                         (16,750,154)   (2,943,001)  (830,910)     (570)  (8,104,874)    (433,390)
   Other receipts (payments)             (339,075)     (141,086)        --        --       (1,710)     (18,066)
                                     ------------  ------------  ---------  --------  -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions     6,811,121      (875,073)  (661,083)  507,177   (8,398,418)  (1,461,997)
                                     ------------  ------------  ---------  --------  -----------  -----------
      Net increase (decrease)
         in net assets                  7,387,945      (458,252)  (639,774)  532,937   (7,997,965)    (235,648)
NET ASSETS:
   Beginning of period                 14,864,022    15,322,274    639,774   106,837    7,997,965    8,233,613
                                     ------------  ------------  ---------  --------  -----------  -----------
   End of period                     $ 22,251,967  $ 14,864,022  $      --  $639,774  $        --  $ 7,997,965
                                     ============  ============  =========  ========  ===========  ===========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period May 1, 2006 to December 31, 2006.

(c)  For the period April 30, 2007 to December 31, 2007.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                     LORD ABBETT GROWTH AND INCOME  LORD ABBETT MID-CAP VALUE
                                               SUBACCOUNT                   SUBACCOUNT
                                               (CLASS VC)                   (CLASS VC)
                                     -----------------------------  -------------------------
                                         2007 (a)        2006         2007 (a)        2006
                                       ------------  -----------    ------------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)        $    (80,022) $  (108,905)   $   (106,001) $  (267,177)
   Net realized gains (losses)            2,338,368      698,790       3,948,483    1,888,836
   Change in unrealized gains
      (losses) on investments            (1,827,160)   1,089,398      (2,263,293)     (81,363)
                                       ------------  -----------    ------------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations                    431,186    1,679,283       1,579,189    1,540,296
                                       ------------  -----------    ------------  -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                    6,754       96,109          17,566      162,514
   Transfers from other funding
      options                               120,280      787,687         134,936    1,019,471
   Contract charges                             (20)      (1,049)            (37)      (1,809)
   Contract surrenders                     (354,356)  (1,472,573)       (533,644)  (1,894,951)
   Transfers to other funding
      options                           (12,534,547)    (736,726)    (17,592,602)  (2,617,514)
   Other receipts (payments)                (24,692)     (80,291)        (10,555)     (62,433)
                                       ------------  -----------    ------------  -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions     (12,786,581)  (1,406,843)    (17,984,336)  (3,394,722)
                                       ------------  -----------    ------------  -----------
      Net increase (decrease)
         in net assets                  (12,355,395)     272,440     (16,405,147)  (1,854,426)
NET ASSETS:
   Beginning of period                   12,355,395   12,082,955      16,405,147   18,259,573
                                       ------------  -----------    ------------  -----------
   End of period                       $       --    $12,355,395    $       --    $16,405,147
                                       ============  ===========    ============  ===========

                                     MIST BATTERYMARCH MID-CAP STOCK  MIST BLACKROCK HIGH YIELD
                                                SUBACCOUNT                    SUBACCOUNT
                                                (CLASS A)                     (CLASS A)
                                     -------------------------------  -------------------------
                                            2007      2006 (b)            2007      2006 (b)
                                         ----------  ----------        ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)          $  (19,304) $  (16,058)       $  130,682  $  (24,965)
   Net realized gains (losses)              134,134     (16,603)            6,156       6,387
   Change in unrealized gains
      (losses) on investments               (63,559)    (40,608)         (131,015)    103,322
                                         ----------  ----------        ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                     51,271     (73,269)            5,823      84,744
                                         ----------  ----------        ----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                    3,871      13,454             8,814       4,110
   Transfers from other funding
      options                                27,332   1,363,199           312,480   2,107,658
   Contract charges                            (174)       (227)             (231)       (284)
   Contract surrenders                     (141,923)   (129,181)         (361,958)   (127,613)
   Transfers to other funding
      options                               (69,701)    (32,866)         (122,474)   (370,159)
   Other receipts (payments)                     --          --                --     (10,028)
                                         ----------  ----------        ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions        (180,595)  1,214,379          (163,369)  1,603,684
                                         ----------  ----------        ----------  ----------
      Net increase (decrease)
         in net assets                     (129,324)  1,141,110          (157,546)  1,688,428
NET ASSETS:
   Beginning of period                    1,141,110          --         1,688,428          --
                                         ----------  ----------        ----------  ----------
   End of period                         $1,011,786  $1,141,110        $1,530,882  $1,688,428
                                         ==========  ==========        ==========  ==========

   The accompanying notes are an integral part of these financial statements.

                                      MIST BLACKROCK        MIST BLACKROCK          MIST DREMAN
                                      LARGE-CAP CORE        LARGE-CAP CORE        SMALL-CAP VALUE
                                        SUBACCOUNT            SUBACCOUNT             SUBACCOUNT
                                         (CLASS E)            (CLASS A)              (CLASS A)
                                     ----------------  -----------------------  -------------------
                                      2007 (c)   2006    2007 (a)    2006 (b)      2007    2006 (b)
                                     ----------  ----  -----------  ----------  ---------  --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (32,833)  $--  $     4,047  $  (36,252) $ (14,401) $ (1,403)
   Net realized gains (losses)            3,571    --      342,873       2,246     16,316     5,359
   Change in unrealized gains
      (losses) on investments            23,422    --     (202,180)    202,180    (33,660)   32,831
                                     ----------   ---  -----------  ----------  ---------  --------
      Net increase (decrease)
         in net assets resulting
         from operations                 (5,840)   --      144,740     168,174    (31,745)   36,787
                                     ----------   ---  -----------  ----------  ---------  --------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                   11    --           --      20,776     13,533    20,757
   Transfers from other funding
      options                         3,144,135    --        7,387   3,239,780    550,685   516,657
   Contract charges                        (293)   --          (19)       (425)       (38)      (11)
   Contract surrenders                 (518,630)   --     (152,890)   (217,538)  (102,227)  (59,253)
   Transfers to other funding
      options                          (102,543)   --   (3,066,989)    (78,011)  (108,167)  (36,480)
   Other receipts (payments)             (1,415)   --          (69)    (64,916)    (5,512)       --
                                     ----------   ---  -----------  ----------  ---------  --------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   2,521,265    --   (3,212,580)  2,899,666    348,274   441,670
                                     ----------   ---  -----------  ----------  ---------  --------
      Net increase (decrease)
         in net assets                2,515,425    --   (3,067,840)  3,067,840    316,529   478,457
NET ASSETS:
   Beginning of period                       --    --    3,067,840          --    478,457        --
                                     ----------   ---  -----------  ----------  ---------  --------
   End of period                     $2,515,425   $--  $        --  $3,067,840  $ 794,986  $478,457
                                     ==========   ===  ===========  ==========  =========  ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period May 1, 2006 to December 31, 2006.

(c)  For the period April 30, 2007 to December 31, 2007.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                       MIST HARRIS OAKMARK                                                 MIST LEGG MASON PARTNERS
                                          INTERNATIONAL          MIST JANUS FORTY     MIST LAZARD MID-CAP       MANAGED ASSETS
                                            SUBACCOUNT              SUBACCOUNT           SUBACCOUNT               SUBACCOUNT
                                            (CLASS A)                (CLASS A)            (CLASS B)                (CLASS A)
                                     -----------------------  ----------------------  -------------------  ------------------------
                                         2007      2006 (b)      2007      2006 (b)      2007 (c)  2006          2007   2006 (b)
                                     -----------  ----------  ----------  ----------     --------  ----        -------  --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $   (97,971) $ (103,498) $  (21,113) $  (14,302)    $ (4,076)  $--        $  (174) $  (253)
   Net realized gains (losses)           857,258      13,381     166,915     (12,518)      (1,132)   --          2,056        3
   Change in unrealized gains
      (losses) on investments         (1,059,051)    881,906     147,921      37,693      (40,895)   --           (353)   1,356
                                     -----------  ----------  ----------  ----------     --------   ---        -------  -------
      Net increase (decrease)
         in net assets resulting
         from operations                (299,764)    791,789     293,723      10,873      (46,103)   --          1,529    1,106
                                     -----------  ----------  ----------  ----------     --------   ---        -------  -------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                40,323     132,894       9,661       5,795        4,996    --             --       --
   Transfers from other funding
      options                          2,462,803   8,761,692   1,201,134   1,349,996      385,381    --         47,338   20,093
   Contract charges                         (671)       (724)       (196)       (209)         (32)   --             --       --
   Contract surrenders                (1,179,182)   (620,774)   (120,235)   (136,167)     (15,619)   --         (6,657)      --
   Transfers to other funding
      options                           (823,479)   (199,689)   (105,383)   (296,896)      (7,872)   --             --       --
   Other receipts (payments)             (27,569)         53      (2,562)         --           --    --             --       --
                                     -----------  ----------  ----------  ----------     --------   ---        -------  -------
      Net increase (decrease)
         in net assets resulting
         from contract transactions      472,225   8,073,452     982,419     922,519      366,854    --         40,681   20,093
                                     -----------  ----------  ----------  ----------     --------   ---        -------  -------
      Net increase (decrease)
         in net assets                   172,461   8,865,241   1,276,142     933,392      320,751    --         42,210   21,199
NET ASSETS:
   Beginning of period                 8,865,241          --     933,392          --           --    --         21,199       --
                                     -----------  ----------  ----------  ----------     --------   ---        -------  -------
   End of period                     $ 9,037,702  $8,865,241  $2,209,534  $  933,392     $320,751   $--        $63,409  $21,199
                                     ===========  ==========  ==========  ==========     ========   ===        =======  =======

   The accompanying notes are an integral part of these financial statements.

                                       MIST LORD ABBETT      MIST LORD ABBETT GROWTH     MIST LORD ABBETT
                                        BOND DEBENTURE             AND INCOME              MID-CAP VALUE
                                          SUBACCOUNT               SUBACCOUNT               SUBACCOUNT
                                           (CLASS A)                (CLASS B)                (CLASS B)
                                    ----------------------  ------------------------  ----------------------
                                       2007      2006 (b)       2007       2006 (b)       2007      2006 (b)
                                    ----------  ----------  -----------  -----------  -----------  ---------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)     $   81,492  $  (37,761) $  (396,821) $  (336,796) $  (216,522) $  (2,993)
   Net realized gains (losses)          29,938      16,032    1,500,622       56,857      (59,415)    11,197
   Change in unrealized gains
      (losses) on investments           (2,049)    135,881     (904,574)   1,965,891   (1,388,096)    20,403
                                    ----------  ----------  -----------  -----------  -----------  ---------
      Net increase (decrease)
         in net assets resulting
         from operations               109,381     114,152      199,227    1,685,952   (1,664,033)    28,607
                                    ----------  ----------  -----------  -----------  -----------  ---------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               2,041       3,803      168,692      169,495       17,159      9,620
   Transfers from other funding
      options                           89,300   2,733,139   13,439,171   27,722,069   17,788,946    445,760
   Contract charges                       (195)       (283)      (3,199)      (2,950)      (1,599)       (33)
   Contract surrenders                (374,689)   (196,584)  (5,543,543)  (2,966,095)  (1,859,451)  (128,559)
   Transfers to other funding
      options                          (42,544)   (261,148)  (2,615,392)  (1,764,640)    (934,276)    (9,273)
   Other receipts (payments)            (3,803)         --     (235,601)    (200,218)    (134,912)        --
                                    ----------  ----------  -----------  -----------  -----------  ---------
   Net increase (decrease)
      in net assets resulting
      from contract transactions      (329,890)  2,278,927    5,210,128   22,957,661   14,875,867    317,515
                                    ----------  ----------  -----------  -----------  -----------  ---------
   Net increase (decrease)
      in net assets                   (220,509)  2,393,079    5,409,355   24,643,613   13,211,834    346,122
NET ASSETS:
   Beginning of period               2,393,079          --   24,643,613           --      346,122         --
                                    ----------  ----------  -----------  -----------  -----------  ---------
   End of period                    $2,172,570  $2,393,079  $30,052,968  $24,643,613  $13,557,956  $ 346,122
                                    ==========  ==========  ===========  ===========  ===========  =========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period May 1, 2006 to December 31, 2006.

(c)  For the period April 30, 2007 to December 31, 2007.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                     MIST MET/AIM CAPITAL   MIST MET/AIM CAPITAL     MIST MET/AIM     MIST MFS EMERGING
                                         APPRECIATION           APPRECIATION       SMALL CAP GROWTH     MARKETS EQUITY
                                          SUBACCOUNT             SUBACCOUNT           SUBACCOUNT          SUBACCOUNT
                                           (CLASS A)              (CLASS E)            (CLASS A)          (CLASS A)
                                    ----------------------  --------------------  ------------------  -----------------
                                       2007      2006 (b)      2007 (c)  2006       2007    2006 (b)    2007 (c)  2006
                                    ----------  ----------     --------  ----     --------  --------    --------  ----
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)     $  (61,700) $  (36,229)    $ (8,001)  $--     $ (3,486) $ (1,290)   $ (1,311)  $--
   Net realized gains (losses)         (18,804)    477,205          856    --        6,996       833         861    --
   Change in unrealized gains
      (losses) on investments          473,987    (506,139)      21,969    --        4,227     4,057      21,696    --
                                    ----------  ----------     --------   ---     --------  --------    --------   ---
      Net increase (decrease)
         in net assets resulting
         from operations               393,483     (65,163)      14,824    --        7,737     3,600      21,246    --
                                    ----------  ----------     --------   ---     --------  --------    --------   ---
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                 250       2,155           --    --        3,133    29,420          11    --
   Transfers from other funding
      options                           27,266   4,364,768      545,946    --      165,689   104,414     101,848    --
   Contract charges                       (303)       (357)         (44)   --          (33)      (15)        (37)   --
   Contract surrenders                (298,764)   (182,184)     (14,690)   --      (33,535)  (20,927)     (6,843)   --
   Transfers to other funding
      options                          (73,533)    (51,033)      (1,752)   --      (18,171)  (11,339)       (178)   --
   Other receipts (payments)           (12,483)       --           --      --           --        --          --    --
                                    ----------  ----------     --------   ---     --------  --------    --------   ---
   Net increase (decrease)
      in net assets resulting
      from contract transactions      (357,567)  4,133,349      529,460    --      117,083   101,553      94,801    --
                                    ----------  ----------     --------   ---     --------  --------    --------   ---
   Net increase (decrease)
      in net assets                     35,916   4,068,186      544,284    --      124,820   105,153     116,047    --
NET ASSETS:
   Beginning of period               4,068,186          --           --    --      105,153        --          --    --
                                    ----------  ----------     --------   ---     --------  --------    --------   ---
   End of period                    $4,104,102  $4,068,186     $544,284   $--     $229,973  $105,153    $116,047   $--
                                    ==========  ==========     ========   ===     ========  ========    ========   ===

   The accompanying notes are an integral part of these financial statements.

                                                                                               MIST NEUBERGER BERMAN
                                     MIST MFS RESEARCH  INTERNATIONAL      MIST MFS VALUE           REAL ESTATE
                                                SUBACCOUNT                   SUBACCOUNT              SUBACCOUNT
                                                 (CLASS B)                    (CLASS A)              (CLASS A)
                                     --------------------------------  ----------------------  ---------------------
                                               2007 (c)  2006            2007       2006 (b)     2007       2006 (b)
                                             ----------  ----          ----------  ----------  -----------  --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)              $  (61,111)  $--          $  (82,631) $    3,115  $   (35,600) $  (52,893)
   Net realized gains (losses)                   28,826    --             170,535     174,798      389,428      44,022
   Change in unrealized gains
      (losses) on investments                   229,397    --             156,049     178,067   (1,006,571)    738,972
                                             ----------   ---          ----------  ----------  -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                        197,112    --             243,953     355,980     (652,743)    730,101
                                             ----------   ---          ----------  ----------  -----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                          755    --              38,015      28,810       25,895      27,775
   Transfers from other funding
      options                                 5,609,879    --           1,479,638   4,242,916      501,470   4,188,702
   Contract charges                                (409)   --                (334)       (241)        (557)       (684)
   Contract surrenders                         (629,408)   --            (664,332)   (479,207)    (884,970)   (415,063)
   Transfers to other funding
      options                                  (188,537)   --            (507,664)   (267,937)    (463,761)   (195,463)
   Other receipts (payments)                    (50,926)   --              (5,294)         --      (10,161)         --
                                             ----------   ---          ----------  ----------  -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions           4,741,354    --             340,029   3,524,341     (832,084)  3,605,267
                                             ----------   ---          ----------  ----------  -----------  ----------
      Net increase (decrease)
         in net assets                        4,938,466    --             583,982   3,880,321   (1,484,827)  4,335,368
NET ASSETS:
   Beginning of period                               --    --           3,880,321          --    4,335,368          --
                                             ----------   ---          ----------  ----------  -----------  ----------
   End of period                             $4,938,466   $--          $4,464,303  $3,880,321  $ 2,850,541  $4,335,368
                                             ==========   ===          ==========  ==========  ===========  ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period May 1, 2006 to December 31, 2006.

(c)  For the period April 30, 2007 to December 31, 2007.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                     MIST OPPENHEIMER CAPITAL  MIST PIMCO INFLATION
                                           APPRECIATION           PROTECTED BOND
                                            SUBACCOUNT              SUBACCOUNT
                                             (CLASS B)               (CLASS A)
                                     ------------------------  --------------------
                                          2007    2006 (b)         2007 (c)   2006
                                        --------  --------       -----------  ----
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)         $ (4,904) $ (2,415)      $  (145,167)  $--
   Net realized gains (losses)            18,802    (1,596)           51,359    --
   Change in unrealized gains
      (losses) on investments             10,895    12,213           743,060    --
                                        --------  --------       -----------   ---
      Net increase (decrease)
         in net assets resulting
         from operations                  24,793     8,202           649,252    --
                                        --------  --------       -----------   ---
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                    --   131,506            28,910    --
   Transfers from other funding
      options                             39,656   111,531        12,772,254    --
   Contract charges                          (28)      (14)             (921)   --
   Contract surrenders                    (1,913)  (17,101)       (1,597,458)   --
   Transfers to other funding
      options                            (64,388)   (3,606)         (772,204)   --
   Other receipts (payments)                  --        --           (16,443)   --
                                        --------  --------       -----------   ---
      Net increase (decrease)
         in net assets resulting
         from contract transactions      (26,673)  222,316        10,414,138    --
                                        --------  --------       -----------   ---
      Net increase (decrease)
         in net assets                    (1,880)  230,518        11,063,390    --
NET ASSETS:
   Beginning of period                   230,518        --                --    --
                                        --------  --------       -----------   ---
   End of period                        $228,638  $230,518       $11,063,390   $--
                                        ========  ========       ===========   ===


                                        MIST PIONEER FUND    MIST PIONEER MID-CAP VALUE
                                           SUBACCOUNT                SUBACCOUNT
                                            (CLASS A)                 (CLASS A)
                                     ----------------------  --------------------------
                                        2007      2006 (b)        2007 (a)  2006 (b)
                                     ----------  ----------      ---------  --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (14,782) $  (21,330)     $    (401) $ (2,294)
   Net realized gains (losses)           81,075       4,911         30,080     3,941
   Change in unrealized gains
      (losses) on investments            (3,243)    126,755         (8,007)    8,007
                                     ----------  ----------      ---------  --------
      Net increase (decrease)
         in net assets resulting
         from operations                 63,050     110,336         21,672     9,654
                                     ----------  ----------      ---------  --------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                   --       6,700          4,995     1,084
   Transfers from other funding
      options                           135,104   1,813,987         94,867   243,611
   Contract charges                        (147)       (135)            --       (26)
   Contract surrenders                 (287,047)   (209,513)       (17,581)  (11,928)
   Transfers to other funding
      options                          (329,956)    (42,645)      (266,721)  (79,627)
   Other receipts (payments)             (8,056)    (31,878)            --        --
                                     ----------  ----------      ---------  --------
      Net increase (decrease)
         in net assets resulting
         from contract transactions    (490,102)  1,536,516       (184,440)  153,114
                                     ----------  ----------      ---------  --------
      Net increase (decrease)
         in net assets                 (427,052)  1,646,852       (162,768)  162,768
NET ASSETS:
   Beginning of period                1,646,852          --        162,768        --
                                     ----------  ----------      ---------  --------
   End of period                     $1,219,800  $1,646,852      $      --  $162,768
                                     ==========  ==========      =========  ========

   The accompanying notes are an integral part of these financial statements.

                                                                        MIST THIRD AVENUE          MSF BLACKROCK
                                     MIST PIONEER STRATEGIC INCOME      SMALL CAP VALUE         AGGRESSIVE GROWTH
                                               SUBACCOUNT                  SUBACCOUNT               SUBACCOUNT
                                               (CLASS A)                   (CLASS B)                (CLASS D)
                                     -----------------------------  -----------------------  -----------------------
                                            2007      2006 (b)          2007      2006 (b)       2007      2006 (b)
                                        -----------  ----------     -----------  ----------  -----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)         $   (39,581) $  122,920     $  (152,534) $  (56,186) $   (85,054) $  (60,017)
   Net realized gains (losses)               17,642       7,008         344,047     (17,086)     154,742     (70,733)
   Change in unrealized gains
      (losses) on investments               172,098     (25,204)     (1,199,488)    211,939      792,687     (54,438)
                                        -----------  ----------     -----------  ----------  -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                    150,159     104,724      (1,007,975)    138,667      862,375    (185,188)
                                        -----------  ----------     -----------  ----------  -----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                    2,817      25,417          55,370      34,943       31,224       6,193
   Transfers from other funding
      options                             1,266,446   4,021,996       8,424,263   7,394,947      209,413   6,184,402
   Contract charges                            (222)       (237)         (1,219)       (124)      (1,317)     (1,476)
   Contract surrenders                   (1,460,740)   (372,893)     (1,512,147)   (368,351)  (1,103,127)   (329,599)
   Transfers to other funding
      options                               (95,763)   (298,554)     (1,631,034)   (367,033)    (227,475)   (607,934)
   Other receipts (payments)                      1     (14,883)        (11,666)    (26,611)    (127,560)     11,614
                                        -----------  ----------     -----------  ----------  -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions        (287,461)  3,360,846       5,323,567   6,667,771   (1,218,842)  5,263,200
                                        -----------  ----------     -----------  ----------  -----------  ----------
      Net increase (decrease)
         in net assets                     (137,302)  3,465,570       4,315,592   6,806,438     (356,467)  5,078,012
NET ASSETS:
   Beginning of period                    3,465,570          --       6,806,438          --    5,078,012          --
                                        -----------  ----------     -----------  ----------  -----------  ----------
   End of period                        $ 3,328,268  $3,465,570     $11,122,030  $6,806,438  $ 4,721,545  $5,078,012
                                        ===========  ==========     ===========  ==========  ===========  ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period May 1, 2006 to December 31, 2006.

(c)  For the period April 30, 2007 to December 31, 2007.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.


                                     MSF BLACKROCK BOND INCOME  MSF BLACKROCK BOND INCOME
                                             SUBACCOUNT                 SUBACCOUNT
                                             (CLASS A)                  (CLASS E)
                                     -------------------------  -------------------------
                                          2007      2006 (b)        2007       2006 (b)
                                       ----------  ----------   -----------  ------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)        $   27,694  $  (29,198)  $   183,504  $  (184,885)
   Net realized gains (losses)             16,813       7,595       138,974       45,616
   Change in unrealized gains
      (losses) on investments              46,139      93,384       187,027      665,429
                                       ----------  ----------   -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations                   90,646      71,781       509,505      526,160
                                       ----------  ----------   -----------  -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                  7,263       4,113        11,164       65,295
   Transfers from other funding
      options                             105,083   2,773,718     1,170,250   16,052,959
   Contract charges                          (365)       (386)       (1,577)      (2,107)
   Contract surrenders                   (340,409)   (344,822)   (2,412,525)  (1,786,711)
   Transfers to other funding
      options                             (12,131)   (107,955)   (1,254,527)    (347,094)
   Other receipts (payments)                 (534)         --      (171,720)     (75,462)
                                       ----------  ----------   -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions      (241,093)  2,324,668    (2,658,935)  13,906,880
                                       ----------  ----------   -----------  -----------
      Net increase (decrease)
         in net assets                   (150,447)  2,396,449    (2,149,430)  14,433,040
NET ASSETS:
   Beginning of period                  2,396,449          --    14,433,040           --
                                       ----------  ----------   -----------  -----------
   End of period                       $2,246,002  $2,396,449   $12,283,610  $14,433,040
                                       ==========  ==========   ===========  ===========

                                                                  MSF CAPITAL GUARDIAN
                                     MSF BLACKROCK MONEY MARKET        U.S. EQUITY
                                             SUBACCOUNT                SUBACCOUNT
                                              (CLASS A)                 (CLASS A)
                                      ------------------------   ----------------------
                                          2007       2006 (b)       2007       2006 (b)
                                      -----------  -----------   ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)       $    71,159  $    47,064   $  (30,458) $  (22,942)
   Net realized gains (losses)                 --           --      139,874      (8,159)
   Change in unrealized gains
      (losses) on investments                  --           --     (164,030)     82,141
                                      -----------  -----------   ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                   71,159       47,064      (54,614)     51,040
                                      -----------  -----------   ----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                526,118       21,549        1,200       8,016
   Transfers from other funding
      options                           2,197,378    4,645,950      807,948   2,423,142
   Contract charges                          (262)        (283         (555)       (546)
   Contract surrenders                   (664,200)  (1,474,886     (501,030)   (161,188)
   Transfers to other funding
      options                          (1,518,108)  (1,065,627     (140,718)   (129,453)
   Other receipts (payments)                   --           --      (16,131)    (39,965)
                                      -----------  -----------   ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions       540,926    2,126,703      150,714   2,100,006
                                      -----------  -----------   ----------  ----------
      Net increase (decrease)
         in net assets                    612,085    2,173,767       96,100   2,151,046
NET ASSETS:
   Beginning of period                  2,173,767           --    2,151,046          --
                                      -----------  -----------   ----------  ----------
   End of period                      $ 2,785,852  $ 2,173,767   $2,247,146  $2,151,046
                                      ===========  ===========   ==========  ==========

   The accompanying notes are an integral part of these financial statements.

                                                                                         MSF METLIFE AGGRESSIVE
                                         MSF FI LARGE CAP        MSF FI VALUE LEADERS          ALLOCATION
                                            SUBACCOUNT                SUBACCOUNT               SUBACCOUNT
                                             (CLASS A)                 (CLASS D)                (CLASS B)
                                     ------------------------  ------------------------  ----------------------
                                         2007       2006 (b)       2007       2006 (b)       2007     2006 (b)
                                     -----------  -----------  -----------  -----------   ----------  ---------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (152,066) $  (131,361) $  (129,463) $  (181,886)  $  (23,947) $(11,424)
   Net realized gains (losses)           771,675     (158,415)   1,250,714      (39,304)      16,038     2,807
   Change in unrealized gains
      (losses) on investments           (344,042)     290,086     (785,082)     499,036       18,223    57,444
                                     -----------  -----------  -----------  -----------   ----------  --------
      Net increase (decrease)
         in net assets resulting
         from operations                 275,567          310      336,169      277,846       10,314    48,827
                                     -----------  -----------  -----------  -----------   ----------  --------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                13,667       29,622       18,616       48,841        1,019    84,361
   Transfers from other funding
      options                             45,867   14,197,357      194,170   16,026,904      277,376   950,606
   Contract charges                       (2,343)      (2,932)      (1,502)      (1,840)        (121)      (14)
   Contract surrenders                (1,643,394)  (1,681,167)  (2,184,774)  (1,362,608)     (26,607)  (54,374)
   Transfers to other funding
      options                           (489,797)    (978,747)    (728,022)    (759,162)    (146,139)  (53,200)
   Other receipts (payments)            (183,484)     (54,802)    (113,222)    (219,701)          --        --
                                     -----------  -----------  -----------  -----------   ----------  --------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (2,259,484)  11,509,331   (2,814,734)  13,732,434      105,528   927,379
                                     -----------  -----------  -----------  -----------   ----------  --------
      Net increase (decrease)
         in net assets                (1,983,917)  11,509,641   (2,478,565)  14,010,280      115,842   976,206
NET ASSETS:
   Beginning of period                11,509,641           --   14,010,280           --      976,206        --
                                     -----------  -----------  -----------  -----------   ----------  --------
   End of period                     $ 9,525,724  $11,509,641  $11,531,715  $14,010,280   $1,092,048  $976,206
                                     ===========  ===========  ===========  ===========   ==========  ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period May 1, 2006 to December 31, 2006.

(c)  For the period April 30, 2007 to December 31, 2007.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                     MSF METLIFE CONSERVATIVE  MSF METLIFE CONSERVATIVE TO
                                            ALLOCATION             MODERATE ALLOCATION
                                            SUBACCOUNT                  SUBACCOUNT
                                             (CLASS B)                  (CLASS B)
                                     ------------------------  ---------------------------
                                          2007     2006 (b)          2007     2006 (b)
                                       ----------  --------       ---------  ---------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)        $  (19,296) $ (5,342)      $ (12,965) $  (4,687)
   Net realized gains (losses)             18,655       594          18,167     20,001
   Change in unrealized gains
      (losses) on investments              33,933    19,170          16,148      6,384
                                       ----------  --------       ---------  ---------
      Net increase (decrease)
         in net assets resulting
         from operations                   33,292    14,422          21,350     21,698
                                       ----------  --------       ---------  ---------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                     --        --          14,498         --
   Transfers from other funding
      options                           1,993,721   407,136         273,593    918,783
   Contract charges                            --       (27)            (60)       (10)
   Contract surrenders                   (452,061)   (3,940)       (313,038)  (375,802)
   Transfers to other funding
      options                            (201,383)       --         (34,855)       (25)
   Other receipts (payments)                   --   (37,730)             --         --
                                       ----------  --------       ---------  ---------
      Net increase (decrease)
         in net assets resulting
         from contract transactions     1,340,277   365,439         (59,862)   542,946
                                       ----------  --------       ---------  ---------
      Net increase (decrease)
         in net assets                  1,373,569   379,861         (38,512)   564,644
NET ASSETS:
   Beginning of period                    379,861        --         564,644         --
                                       ----------  --------       ---------  ---------
   End of period                       $1,753,430  $379,861       $ 526,132  $ 564,644
                                       ==========  ========       =========  =========

                                                                      MSF METLIFE MODERATE TO
                                     MSF METLIFE MODERATE ALLOCATION   AGGRESSIVE ALLOCATION
                                                SUBACCOUNT                   SUBACCOUNT
                                                (CLASS B)                    (CLASS B)
                                     -------------------------------  -----------------------
                                             2007      2006 (b)          2007      2006 (b)
                                         -----------  ----------      ----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)          $  (103,692) $  (60,197)     $ (142,687) $  (79,899)
   Net realized gains (losses)               132,166      32,070          72,269       2,982
   Change in unrealized gains
      (losses) on investments                 38,791     257,766         189,923     426,198
                                         -----------  ----------      ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                      67,265     229,639         119,505     349,281
                                         -----------  ----------      ----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                   139,133      21,002          16,007      18,215
   Transfers from other funding
      options                              3,227,976   4,345,112       1,227,270   6,712,156
   Contract charges                             (352)       (175)            (85)        (62)
   Contract surrenders                      (556,628)   (103,333)       (457,163)   (319,553)
   Transfers to other funding
      options                             (1,061,735)   (390,882)        (35,252)   (310,667)
   Other receipts (payments)                 (42,766)         24              --          --
                                         -----------  ----------      ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions        1,705,628   3,871,748         750,777   6,100,089
                                         -----------  ----------      ----------  ----------
      Net increase (decrease)
         in net assets                     1,772,893   4,101,387         870,282   6,449,370
NET ASSETS:
   Beginning of period                     4,101,387          --       6,449,370          --
                                         -----------  ----------      ----------  ----------
   End of period                         $ 5,874,280  $4,101,387      $7,319,652  $6,449,370
                                         ===========  ==========      ==========  ==========

   The accompanying notes are an integral part of these financial statements.

                                     MSF MFS TOTAL RETURN     MSF MFS TOTAL RETURN      MSF OPPENHEIMER GLOBAL EQUITY
                                          SUBACCOUNT               SUBACCOUNT                     SUBACCOUNT
                                           (CLASS B)                (CLASS F)                     (CLASS B)
                                     --------------------  --------------------------   -----------------------------
                                        2007 (c)   2006        2007         2006 (b)          2007       2006 (b)
                                        --------   ----    ------------   -----------      ----------   ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)         $   (724)   $--    $     91,716   $  (794,687)     $  (90,911)  $ (100,042)
   Net realized gains (losses)                (4)    --       2,883,893       203,303         255,010      (27,183)
   Change in unrealized gains
      (losses) on investments             (1,455)    --      (1,522,977)    4,583,105         157,354      515,442
                                        --------    ---    ------------   -----------      ----------   ----------
      Net increase (decrease)
         in net assets resulting
         from operations                  (2,183)    --       1,452,632     3,991,721         321,453      388,217
                                        --------    ---    ------------   -----------      ----------   ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               111,492     --         150,490       118,746          50,167       83,606
   Transfers from other funding
      options                              3,885     --       1,371,471    67,737,154         748,604    8,435,459
   Contract charges                           (1)    --          (7,317)       (8,911)           (683)        (732)
   Contract surrenders                        --     --      (9,120,420)   (7,367,213)       (990,050)    (300,045)
   Transfers to other funding
      options                                 --     --      (2,852,889)   (2,357,037)       (490,553)    (642,806)
   Other receipts (payments)                  --     --        (237,322)     (554,741)         (6,360)          --
                                        --------    ---    ------------   -----------      ----------   ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions      115,376     --     (10,695,987)   57,567,998        (688,875)   7,575,482
                                        --------    ---    ------------   -----------      ----------   ----------
      Net increase (decrease)
         in net assets                   113,193     --      (9,243,355)   61,559,719        (367,422)   7,963,699
NET ASSETS:
   Beginning of period                        --     --      61,559,719            --       7,963,699           --
                                        --------    ---    ------------   -----------      ----------   ----------
   End of period                        $113,193    $--    $ 52,316,364   $61,559,719      $7,596,277   $7,963,699
                                        ========    ===    ============   ===========      ==========   ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period May 1, 2006 to December 31, 2006.

(c)  For the period April 30, 2007 to December 31, 2007.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                         MSF T. ROWE PRICE      MSF WESTERN ASSET MANAGEMENT
                                         LARGE CAP GROWTH              HIGH YIELD BOND
                                            SUBACCOUNT                   SUBACCOUNT
                                             (CLASS B)                    (CLASS A)
                                     ------------------------  -----------------------------
                                         2007       2006 (b)         2007 (a)   2006 (b)
                                     -----------   ----------       ---------   --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $   (85,343)  $  (67,519)      $  20,622   $ (2,436)
   Net realized gains (losses)           319,763        3,140            (262)       319
   Change in unrealized gains
      (losses) on investments            257,447      512,998         (12,624)    12,623
                                     -----------   ----------       ---------   --------
      Net increase (decrease)
         in net assets resulting
         from operations                 491,867      448,619           7,736     10,506
                                     -----------   ----------       ---------   --------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                 2,400        2,763           6,598     19,964
   Transfers from other funding
      options                            137,887    6,901,381             747    182,974
   Contract charges                       (1,477)      (1,706)             --        (36)
   Contract surrenders                (1,476,634)    (373,927)           (479)    (5,738)
   Transfers to other funding
      options                           (277,363)    (297,775)       (221,284)      (988)
   Other receipts (payments)            (104,204)      42,656              --         --
                                     -----------   ----------       ---------   --------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (1,719,391)   6,273,392        (214,418)   196,176
                                     -----------   ----------       ---------   --------
      Net increase (decrease)
         in net assets                (1,227,524)   6,722,011        (206,682)   206,682
NET ASSETS:
   Beginning of period                 6,722,011           --         206,682         --
                                     -----------   ----------       ---------   --------
   End of period                     $ 5,494,487   $6,722,011       $      --   $206,682
                                     ===========   ==========       =========   ========

                                     MSF WESTERN ASSET MANAGEMENT
                                            U.S. GOVERNMENT           PIMCO VIT REAL RETURN
                                              SUBACCOUNT                   SUBACCOUNT
                                               (CLASS A)             (ADMINISTRATIVE CLASS)
                                     ----------------------------  --------------------------
                                            2007    2006 (b)         2007 (a)         2006
                                          -------   --------       ------------   -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)           $   437    $(1,047)      $    109,906   $   311,333
   Net realized gains (losses)                100         25           (590,933)      274,721
   Change in unrealized gains
      (losses) on investments               1,042      3,177            706,878      (760,282)
                                          -------    -------       ------------   -----------
      Net increase (decrease)
         in net assets resulting
         from operations                    1,579      2,155            225,851      (174,228)
                                          -------    -------       ------------   -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                     --         --              7,008        91,696
   Transfers from other funding
      options                                 411     71,869            436,679     1,219,458
   Contract charges                           (20)       (24)               (32)       (1,159)
   Contract surrenders                       (974)      (103)          (815,265)   (1,968,687)
   Transfers to other funding
      options                                (242)       (74)       (12,026,531)   (1,861,897)
   Other receipts (payments)                   --         --           (152,984)       (4,239)
                                          -------    -------       ------------   -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions          (825)    71,668        (12,551,125)   (2,524,828)
                                          -------    -------       ------------   -----------
      Net increase (decrease)
         in net assets                        754     73,823        (12,325,274)   (2,699,056)
NET ASSETS:
   Beginning of period                     73,823         --         12,325,274    15,024,330
                                          -------    -------       ------------   -----------
   End of period                          $74,577    $73,823       $         --   $12,325,274
                                          =======    =======       ============   ===========

   The accompanying notes are an integral part of these financial statements.

                                       PIMCO VIT TOTAL RETURN     PIONEER AMERICA INCOME VCT  PIONEER BOND VCT
                                             SUBACCOUNT                   SUBACCOUNT             SUBACCOUNT
                                       (ADMINISTRATIVE CLASS)             (CLASS II)             (CLASS II)
                                     --------------------------   --------------------------  ----------------
                                         2007          2006           2007 (d)     2006        2007 (e)   2006
                                     -----------   ------------      ---------   --------      --------   ----
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $ 1,513,723   $  1,486,850      $   5,178   $  6,343      $    733    $--
   Net realized gains (losses)          (183,338)        76,530         (5,289)    (2,827)           12     --
   Change in unrealized gains
      (losses) on investments          1,921,420       (539,275)         7,005       (712)        1,483     --
                                     -----------   ------------      ---------   --------      --------    ---
      Net increase (decrease)
         in net assets resulting
         from operations               3,251,805      1,024,105          6,894      2,804         2,228     --
                                     -----------   ------------      ---------   --------      --------    ---
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               122,882        617,456             --     11,995            --     --
   Transfers from other funding
      options                          4,029,477      3,708,790          8,515     88,871       239,916     --
   Contract charges                       (5,403)        (7,228)           (88)       (93)           --     --
   Contract surrenders                (8,741,306)   (10,343,682)       (72,685)    (9,337)       (2,129)    --
   Transfers to other funding
      options                         (4,493,594)    (2,946,792)      (225,874)   (75,920)           --     --
   Other receipts (payments)            (340,770)      (812,494)            (1)        --            --     --
                                     -----------   ------------      ---------   --------      --------    ---
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (9,428,714)    (9,783,950)      (290,133)    15,516       237,787     --
                                     -----------   ------------      ---------   --------      --------    ---
      Net increase (decrease)
         in net assets                (6,176,909)    (8,759,845)      (283,239)    18,320       240,015     --
NET ASSETS:
   Beginning of period                55,489,956     64,249,801        283,239    264,919            --     --
                                     -----------   ------------      ---------   --------      --------    ---
   End of period                     $49,313,047   $ 55,489,956      $      --   $283,239      $240,015    $--
                                     ===========   ============      =========   ========      ========    ===

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period May 1, 2006 to December 31, 2006.

(c)  For the period April 30, 2007 to December 31, 2007.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                     PIONEER CULLEN VALUE VCT  PIONEER EMERGING MARKETS VCT
                                            SUBACCOUNT                  SUBACCOUNT
                                            (CLASS II)                  (CLASS II)
                                     ------------------------  ----------------------------
                                          2007       2006             2007       2006
                                       ---------   --------         --------   --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)        $  (4,195)  $ (4,090)        $ (5,399)  $ (4,057)
   Net realized gains (losses)            20,805        499           53,701     33,316
   Change in unrealized gains
      (losses) on investments             (4,065)    32,448           49,012     30,345
                                       ---------   --------         --------   --------
      Net increase (decrease)
         in net assets resulting
         from operations                  12,545     28,857           97,314     59,604
                                       ---------   --------         --------   --------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                42,629     49,589           20,712     28,262
   Transfers from other funding
      options                             74,325     68,148            9,863     11,683
   Contract charges                          (33)        (4)             (42)       (29)
   Contract surrenders                        --         --           (2,678)   (16,882)
   Transfers to other funding
      options                           (124,776)       (33)         (47,966)   (26,512)
   Other receipts (payments)                  --         --               --         --
                                       ---------   --------         --------   --------
      Net increase (decrease)
         in net assets resulting
         from contract transactions       (7,855)   117,700          (20,111)    (3,478)
                                       ---------   --------         --------   --------
      Net increase (decrease)
         in net assets                     4,690    146,557           77,203     56,126
NET ASSETS:
   Beginning of period                   289,226    142,669          245,849    189,723
                                       ---------   --------         --------   --------
   End of period                       $ 293,916   $289,226         $323,052   $245,849
                                       =========   ========         ========   ========

                                     PIONEER EQUITY INCOME VCT  PIONEER EQUITY OPPORTUNITY VCT
                                             SUBACCOUNT                   SUBACCOUNT
                                             (CLASS II)                   (CLASS II)
                                     -------------------------  ------------------------------
                                          2007        2006            2007 (d)   2006
                                       ---------   ---------          --------   ----
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)        $     788   $     961          $   (233)   $--
   Net realized gains (losses)            59,400      41,705             2,382     --
   Change in unrealized gains
      (losses) on investments            (81,055)    114,865                --     --
                                       ---------   ---------          --------    ---
      Net increase (decrease)
         in net assets resulting
         from operations                 (20,867)    157,531             2,149     --
                                       ---------   ---------          --------    ---
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               104,867      30,130                --     --
   Transfers from other funding
      options                             72,461      27,094            63,348     --
   Contract charges                         (128)       (115)               (6)    --
   Contract surrenders                  (110,665)   (116,041)               --     --
   Transfers to other funding
      options                            (25,087)    (46,153)          (65,491)    --
   Other receipts (payments)                  --          --                --     --
                                       ---------   ---------          --------    ---
      Net increase (decrease)
         in net assets resulting
         from contract transactions       41,448    (105,085)           (2,149)    --
                                       ---------   ---------          --------    ---
      Net increase (decrease)
         in net assets                    20,581      52,446                --     --
NET ASSETS:
   Beginning of period                   916,896     864,450                --     --
                                       ---------   ---------          --------    ---
   End of period                       $ 937,477   $ 916,896          $     --    $--
                                       =========   =========          ========    ===

   The accompanying notes are an integral part of these financial statements.

                                        PIONEER FUND VCT     PIONEER GLOBAL HIGH YIELD VCT   PIONEER HIGH YIELD VCT
                                           SUBACCOUNT                  SUBACCOUNT                  SUBACCOUNT
                                           (CLASS II)                  (CLASS II)                  (CLASS II)
                                     ---------------------   -----------------------------  -----------------------
                                        2007        2006            2007        2006           2007         2006
                                     ----------   --------       ---------   ---------      ----------   ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $   (7,682)  $ (6,426)      $  14,576   $   2,489      $   28,891   $   33,699
   Net realized gains (losses)           17,304     15,612           4,616       1,537           8,863        4,354
   Change in unrealized gains
      (losses) on investments             4,729     62,459         (25,643)      1,313           1,757       23,395
                                     ----------   --------       ---------   ---------      ----------   ----------
      Net increase (decrease)
         in net assets resulting
         from operations                 14,351     71,645          (6,451)      5,339          39,511       61,448
                                     ----------   --------       ---------   ---------      ----------   ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               14,261     34,237          85,224      41,319          25,667       33,196
   Transfers from other funding
      options                           556,178     19,114         388,917     147,781         199,750      247,587
   Contract charges                         (96)       (85)            (27)        (10)           (174)        (204)
   Contract surrenders                  (34,515)   (49,834)         (1,573)     (1,251)        (39,556)    (106,916)
   Transfers to other funding
      options                           (32,630)   (45,113)       (250,337)   (108,588)       (376,384)    (278,737)
   Other receipts (payments)                 --         --              --          --              --           --
                                     ----------   --------       ---------   ---------      ----------   ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions     503,198    (41,681)        222,204      79,251        (190,697)    (105,074)
                                     ----------   --------       ---------   ---------      ----------   ----------
      Net increase (decrease)
         in net assets                  517,549     29,964         215,753      84,590        (151,186)     (43,626)
NET ASSETS:
   Beginning of period                  572,684    542,720          98,730      14,140       1,022,980    1,066,606
                                     ----------   --------       ---------   ---------      ----------   ----------
   End of period                     $1,090,233   $572,684       $ 314,483   $  98,730      $  871,794   $1,022,980
                                     ==========   ========       =========   =========      ==========   ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period May 1, 2006 to December 31, 2006.

(c)  For the period April 30, 2007 to December 31, 2007.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                     PIONEER IBBOTSON AGGRESSIVE  PIONEER IBBOTSON GROWTH
                                            ALLOCATION VCT             ALLOCATION VCT
                                              SUBACCOUNT                 SUBACCOUNT
                                              (CLASS II)                 (CLASS II)
                                     ---------------------------  -----------------------
                                           2007       2006           2007         2006
                                         --------   --------      ----------   ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)          $ (4,748)  $ (4,699)     $  (91,862)  $  (18,678)
   Net realized gains (losses)             17,376      2,431         128,627        4,254
   Change in unrealized gains
      (losses) on investments              (1,366)    44,836          52,258      102,995
                                         --------   --------      ----------   ----------
      Net increase (decrease)
         in net assets resulting
         from operations                   11,262     42,568          89,023       88,571
                                         --------   --------      ----------   ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                     --    305,675       4,310,344    2,700,665
   Transfers from other funding
      options                              30,000         40       1,513,202      187,645
   Contract charges                           (30)        (8)         (1,393)         (21)
   Contract surrenders                         --         --        (102,387)     (19,404)
   Transfers to other funding
      options                             (29,163)        --        (350,497)    (348,580)
   Other receipts (payments)                   --         --           3,766        1,210
                                         --------   --------      ----------   ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions           807    305,707       5,373,035    2,521,515
                                         --------   --------      ----------   ----------
      Net increase (decrease)
         in net assets                     12,069    348,275       5,462,058    2,610,086
NET ASSETS:
   Beginning of period                    437,854     89,579       2,714,222      104,136
                                         --------   --------      ----------   ----------
   End of period                         $449,923   $437,854      $8,176,280   $2,714,222
                                         ========   ========      ==========   ==========

                                     PIONEER IBBOTSON MODERATE
                                           ALLOCATION VCT       PIONEER INDEPENDENCE VCT
                                             SUBACCOUNT                SUBACCOUNT
                                             (CLASS II)                (CLASS II)
                                     -------------------------  ------------------------
                                         2007         2006            2007      2006
                                      ----------   ----------      --------   --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)       $  (85,883)  $  (27,017)     $ (2,552)  $ (1,084)
   Net realized gains (losses)            86,606        7,994         4,221      1,142
   Change in unrealized gains
      (losses) on investments            129,147      169,297         4,151      7,286
                                      ----------   ----------      --------   --------
      Net increase (decrease)
         in net assets resulting
         from operations                 129,870      150,274         5,820      7,344
                                      ----------   ----------      --------   --------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners             2,375,717    2,578,454         2,466     60,796
   Transfers from other funding
      options                          1,038,663    1,058,501        32,943     34,080
   Contract charges                         (328)         (30)           (8)       (10)
   Contract surrenders                  (104,304)     (44,408)      (28,374)        --
   Transfers to other funding
      options                            (22,708)        (222)           --    (30,703)
   Other receipts (payments)             (46,881)          --            --         --
                                      ----------   ----------      --------   --------
      Net increase (decrease)
         in net assets resulting
         from contract transactions    3,240,159    3,592,295         7,027     64,163
                                      ----------   ----------      --------   --------
      Net increase (decrease)
         in net assets                 3,370,029    3,742,569        12,847     71,507
NET ASSETS:
   Beginning of period                 3,945,494      202,925        94,865     23,358
                                      ----------   ----------      --------   --------
   End of period                      $7,315,523   $3,945,494      $107,712   $ 94,865
                                      ==========   ==========      ========   ========

   The accompanying notes are an integral part of these financial statements.

                                                                                                 PIONEER OAK RIDGE LARGE CAP
                                     PIONEER INTERNATIONAL VALUE VCT  PIONEER MID CAP VALUE VCT           GROWTH VCT
                                                SUBACCOUNT                    SUBACCOUNT                  SUBACCOUNT
                                                (CLASS II)                    (CLASS II)                  (CLASS II)
                                     -------------------------------  -------------------------  ---------------------------
                                             2007      2006                2007      2006              2007       2006
                                           --------  --------            --------  --------          --------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)            $ (2,995) $ (1,637)           $ (6,761) $ (8,850)         $ (7,783) $  (8,384)
   Net realized gains (losses)                6,091     4,920              36,909    90,801             8,585     19,137
   Change in unrealized gains
      (losses) on investments                11,251    10,384             (20,166)  (50,761)           22,722     (7,191)
                                           --------  --------            --------  --------          --------  ---------
      Net increase (decrease)
         in net assets resulting
         from operations                     14,347    13,667               9,982    31,190            23,524      3,562
                                           --------  --------            --------  --------          --------  ---------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                   14,817    31,860              41,235    29,783             1,800     99,025
   Transfers from other funding
      options                                37,906    83,823              62,152    14,353             4,097      9,319
   Contract charges                             (13)       (4)                (76)      (78)              (12)       (11)
   Contract surrenders                       (5,340)       --             (36,331)  (36,597)           (2,256)  (120,406)
   Transfers to other funding
      options                               (18,577)  (25,313)            (39,235)  (75,962)          (35,965)    (3,528)
   Other receipts (payments)                     --        --                  --        --                --         --
                                           --------  --------            --------  --------          --------  ---------
      Net increase (decrease)
         in net assets resulting
         from contract transactions          28,793    90,366              27,745   (68,501)          (32,336)   (15,601)
                                           --------  --------            --------  --------          --------  ---------
      Net increase (decrease)
         in net assets                       43,140   104,033              37,727   (37,311)           (8,812)   (12,039)
NET ASSETS:
   Beginning of period                      146,639    42,606             353,596   390,907           400,958    412,997
                                           --------  --------            --------  --------          --------  ---------
   End of period                           $189,779  $146,639            $391,323  $353,596          $392,146  $ 400,958
                                           ========  ========            ========  ========          ========  =========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period May 1, 2006 to December 31, 2006.

(c)  For the period April 30, 2007 to December 31, 2007.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                                     PIONEER SMALL AND MID CAP
                                     PIONEER REAL ESTATE SHARES VCT          GROWTH VCT
                                               SUBACCOUNT                    SUBACCOUNT
                                               (CLASS II)                    (CLASS II)
                                     ------------------------------  -------------------------
                                             2007      2006               2007 (d)    2006
                                          ---------  --------            ---------  -------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)           $   1,270  $    640            $  (1,582) $(1,700)
   Net realized gains (losses)               38,163    20,742               26,499      274
   Change in unrealized gains
      (losses) on investments              (105,572)   53,851              (10,736)   6,090
                                          ---------  --------            ---------  -------
      Net increase (decrease)
         in net assets resulting
         from operations                    (66,139)   75,233               14,181    4,664
                                          ---------  --------            ---------  -------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                   26,821    49,708                4,740       --
   Transfers from other funding
      options                                51,530    14,618                   34    1,679
   Contract charges                             (72)      (83)                 (11)      (7)
   Contract surrenders                      (23,301)   (5,282)              (1,621)  (1,311)
   Transfers to other funding
      options                               (64,465)  (31,030)            (104,150)     (33)
   Other receipts (payments)                     --        --                   --       --
                                          ---------  --------            ---------  -------
      Net increase (decrease)
         in net assets resulting
         from contract transactions          (9,487)   27,931             (101,008)     328
                                          ---------  --------            ---------  -------
      Net increase (decrease)
         in net assets                      (75,626)  103,164              (86,827)   4,992
NET ASSETS:
   Beginning of period                      309,191   206,027               86,827   81,835
                                          ---------  --------            ---------  -------
   End of period                          $ 233,565  $309,191            $      --  $86,827
                                          =========  ========            =========  =======


                                     PIONEER SMALL CAP VALUE VCT  PIONEER STRATEGIC INCOME VCT
                                              SUBACCOUNT                   SUBACCOUNT
                                              (CLASS II)                   (CLASS II)
                                     ---------------------------  ----------------------------
                                            2007    2006 (b)            2007        2006
                                         --------  ---------         ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)          $ (4,406) $  (5,160)        $   40,057  $   32,596
   Net realized gains (losses)             63,570     25,518              4,362       1,918
   Change in unrealized gains
      (losses) on investments             (81,233)    11,589              5,787       8,052
                                         --------  ---------         ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                  (22,069)    31,947             50,206      42,566
                                         --------  ---------         ----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                 15,774      8,753             98,775     152,137
   Transfers from other funding
      options                              39,849    100,424            170,654     435,231
   Contract charges                           (18)       (29)              (109)       (116)
   Contract surrenders                     (4,882)    (7,195)           (71,452)    (16,510)
   Transfers to other funding
      options                             (74,722)  (128,628)          (256,331)   (209,280)
   Other receipts (payments)                   --         --                 --          --
                                         --------  ---------         ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions       (23,999)   (26,675)           (58,463)    361,462
                                         --------  ---------         ----------  ----------
      Net increase (decrease)
         in net assets                    (46,068)     5,272             (8,257)    404,028
NET ASSETS:
   Beginning of period                    278,958    273,686          1,444,444   1,040,416
                                         --------  ---------         ----------  ----------
   End of period                         $232,890  $ 278,958         $1,436,187  $1,444,444
                                         ========  =========         ==========  ==========

   The accompanying notes are an integral part of these financial statements.

                                      PIONEER VALUE VCT   PUTNAM VT DISCOVERY GROWTH  PUTNAM VT INTERNATIONAL EQUITY
                                          SUBACCOUNT              SUBACCOUNT                    SUBACCOUNT
                                          (CLASS II)              (CLASS IB)                    (CLASS IB)
                                     -------------------  --------------------------  ------------------------------
                                      2007 (d)    2006          2007      2006             2007 (a)      2006
                                     ---------  --------      --------  --------         -----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $   4,282  $ (8,983)     $ (2,891) $ (3,418)        $   102,559  $  (50,771)
   Net realized gains (losses)          60,931    25,504        30,704    25,245           1,951,385     297,767
   Change in unrealized gains
      (losses) on investments          (67,967)   36,553       (13,791)   (2,847)         (1,686,033)    602,908
                                     ---------  --------      --------  --------         -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                (2,754)   53,074        14,022    18,980             367,911     849,904
                                     ---------  --------      --------  --------         -----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               1,787    33,445         1,400     1,400                  --       5,070
   Transfers from other funding
      options                           37,883     6,052            --     2,236             297,847     959,103
   Contract charges                        (14)      (14)          (57)      (58)                (17)       (438)
   Contract surrenders                 (33,184)   (5,399)      (43,457)  (48,256)           (304,304)   (446,043)
   Transfers to other funding
      options                         (487,474)   (2,140)           --   (28,364)         (4,855,710)   (295,575)
   Other receipts (payments)                --        --            --        --                (461)     (2,395)
                                     ---------  --------      --------  --------         -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (481,002)   31,944       (42,114)  (73,042)         (4,862,645)    219,722
                                     ---------  --------      --------  --------         -----------  ----------
      Net increase (decrease)
         in net assets                (483,756)   85,018       (28,092)  (54,062)         (4,494,734)  1,069,626
NET ASSETS:
   Beginning of period                 483,756   398,738       184,461   238,523           4,494,734   3,425,108
                                     ---------  --------      --------  --------         -----------  ----------
   End of period                     $      --  $483,756      $156,369  $184,461         $        --  $4,494,734
                                     =========  ========      ========  ========         ===========  ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period May 1, 2006 to December 31, 2006.

(c)  For the period April 30, 2007 to December 31, 2007.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                     PUTNAM VT SMALL CAP VALUE  VAN KAMPEN LIT COMSTOCK
                                             SUBACCOUNT                SUBACCOUNT
                                            (CLASS IB)                 (CLASS II)
                                     -------------------------  ------------------------
                                       2007 (a)       2006          2007        2006
                                      -----------  -----------   ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)       $    (4,947) $  (130,410)  $  (22,191) $  (35,581)
   Net realized gains (losses)          2,708,560    1,388,078      280,008     477,032
   Change in unrealized gains
      (losses) on investments          (2,198,276)     (94,096)    (414,959)    114,419
                                      -----------  -----------   ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                  505,337    1,163,572     (157,142)    555,870
                                      -----------  -----------   ----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                 22,390       63,513       27,583      55,603
   Transfers from other funding
      options                             115,393      452,606      115,621      91,379
   Contract charges                           (25)        (934)        (512)       (681)
   Contract surrenders                   (647,468)  (1,245,064)    (746,323)   (832,508)
   Transfers to other funding
      options                          (7,981,454)    (910,510)     (74,402)   (254,887)
   Other receipts (payments)               (3,201)     (20,962)     (10,860)         --
                                      -----------  -----------   ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions    (8,494,365)  (1,661,351)    (688,893)   (941,094)
                                      -----------  -----------   ----------  ----------
      Net increase (decrease)
         in net assets                 (7,989,028)    (497,779)    (846,035)   (385,224)
NET ASSETS:
   Beginning of period                  7,989,028    8,486,807    4,377,058   4,762,282
                                      -----------  -----------   ----------  ----------
   End of period                      $        --  $ 7,989,028   $3,531,023  $4,377,058
                                      ===========  ===========   ==========  ==========

                                     VAN KAMPEN LIT ENTERPRISE  VAN KAMPEN LIT STRATEGIC GROWTH
                                             SUBACCOUNT                    SUBACCOUNT
                                             (CLASS II)                     (CLASS I)
                                     -------------------------  -------------------------------
                                          2007      2006             2007         2006
                                        --------  --------         -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)         $ (1,845) $ (1,932)        $   (80,707) $   (95,071)
   Net realized gains (losses)             3,475    12,517            (339,697)    (444,956)
   Change in unrealized gains
      (losses) on investments              7,812    (5,863)          1,165,775      603,745
                                        --------  --------         -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations                   9,442     4,722             745,371       63,718
                                        --------  --------         -----------  -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                    --        --                 320        1,580
   Transfers from other funding
      options                                 --     2,078              56,875       52,571
   Contract charges                          (15)      (15)             (1,364)      (1,700)
   Contract surrenders                   (11,987)  (23,541)           (923,254)    (387,372)
   Transfers to other funding
      options                               (182)      (98)           (303,478)    (604,330)
   Other receipts (payments)                  --        --            (167,254)     (80,343)
                                        --------  --------         -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions      (12,184)  (21,576)         (1,338,155)  (1,019,594)
                                        --------  --------         -----------  -----------
      Net increase (decrease)
         in net assets                    (2,742)  (16,854)           (592,784)    (955,876)
NET ASSETS:
   Beginning of period                    99,833   116,687           5,492,928    6,448,804
                                        --------  --------         -----------  -----------
   End of period                        $ 97,091  $ 99,833         $ 4,900,144  $ 5,492,928
                                        ========  ========         ===========  ===========

   The accompanying notes are an integral part of these financial statements.

            METLIFE OF CT SEPARATE ACCOUNT TEN FOR VARIABLE ANNUITIES
                   OF METLIFE INSURANCE COMPANY OF CONNECTICUT
                        NOTES TO THE FINANCIAL STATEMENTS

1. ORGANIZATION

MetLife of CT Separate Account Ten for Variable Annuities (the "Separate Account"), a separate account of MetLife Insurance Company of Connecticut (the "Company"), was established by the Board of Directors of MetLife Life and Annuity Company of Connecticut ("MLAC") on June 18, 1999 to support operations of MLAC with respect to certain variable annuity contracts (the "Contracts"). On December 7, 2007, MLAC merged into the Company and the Separate Account became a separate account of the Company. The Company is a direct wholly-owned subsidiary of MetLife, Inc., a Delaware corporation. The Separate Account is registered as a unit investment trust under the Investment Company Act of 1940, as amended, and exists in accordance with the regulations of the Connecticut Department of Insurance.

The Separate Account is divided into Subaccounts, each of which is treated as an individual accounting entity for financial reporting purposes. Each Subaccount invests in shares of the corresponding portfolio, series, or fund (with the same name) of registered investment management companies (the "Trusts") which are presented below:

     AIM Variable Insurance Funds ("AIM V.I.")
     American Funds Insurance Series ("American Funds")
     Dreyfus Variable Investment Fund ("Dreyfus VIF")
     Fidelity Variable Insurance Products Fund ("Fidelity VIP")
     Franklin Templeton Variable Insurance Products Trust ("FTVIPT") Janus Aspen Series ("Janus Aspen")
     Legg Mason Partners Variable Equity Trust ("LMPVET")
     Legg Mason Partners Variable Insurance Trust ("LMPVIT")
     Met Investors Series Trust ("MIST")
     Metropolitan Series Fund, Inc. ("MSF")
     PIMCO Variable Insurance Trust ("PIMCO VIT")
     Pioneer Variable Contracts Trust ("Pioneer")
     Putnam Variable Trust ("Putnam VT")
     Van Kampen Life Investment Trust ("Van Kampen LIT")

The assets of the Separate Account are registered in the name of the Company. Under applicable insurance law, the assets and liabilities of the Separate Account are clearly identified and distinguished from the Company's other assets and liabilities. The portion of the Separate Account's assets applicable to the Contracts is not chargeable with liabilities arising out of any other business the Company may conduct.

Purchase payments applied to the Separate Account are invested in one or more Subaccounts in accordance with the selection made by the contract owner. The following Subaccounts were available for investment as of December 31, 2007 (the share class indicated in parentheses is that of the portfolio, series, or fund in which the Subaccount invests):

AIM V.I. Mid Cap Core Equity Subaccount (Series II)
American Funds Global Growth Subaccount (Class 2)
American Funds Growth Subaccount (Class 2)
American Funds Growth-Income Subaccount (Class 2)
Dreyfus VIF Appreciation Subaccount (Initial Shares)
Dreyfus VIF Developing Leaders Subaccount (Initial Shares)
Fidelity VIP Contrafund Subaccount (Service Class 2)
Fidelity VIP Contrafund Subaccount (Service Class)
Fidelity VIP Dynamic Capital Appreciation Subaccount (Service Class 2) Fidelity VIP Mid Cap Subaccount (Service Class 2)
FTVIPT Franklin Income Securities Subaccount (Class 2)
FTVIPT Franklin Rising Dividends Securities Subaccount (Class 2) FTVIPT Franklin Small-Mid Cap Growth Securities Subaccount (Class 2) FTVIPT Templeton Developing Markets Securities Subaccount (Class 2) FTVIPT Templeton Foreign Securities Subaccount (Class 2)
Janus Aspen Global Life Sciences Subaccount (Service Shares)
Janus Aspen Global Technology Subaccount (Service Shares)
Janus Aspen Mid Cap Growth Subaccount (Service Shares)
Janus Aspen Worldwide Growth Subaccount (Service Shares)
LMPVET Aggressive Growth Subaccount (Class I)
LMPVET Aggressive Growth Subaccount (Class II)
LMPVET Appreciation Subaccount (Class I)

1. ORGANIZATION

LMPVET Appreciation Subaccount (Class II)
LMPVET Capital Subaccount
LMPVET Dividend Strategy Subaccount
LMPVET Equity Index Subaccount (Class II)
LMPVET Fundamental Value Subaccount (Class I)
LMPVET Global Equity Subaccount
LMPVET International All Cap Opportunity Subaccount
LMPVET Investors Subaccount (Class I)
LMPVET Large Cap Growth Subaccount (Class I)
LMPVET Mid Cap Core Subaccount (Class I)
LMPVET Small Cap Growth Subaccount (Class I)
LMPVET Social Awareness Subaccount*
LMPVET Capital and Income Subaccount (Class II)
LMPVIT Adjustable Rate Income Subaccount
LMPVIT Diversified Strategic Income Subaccount
LMPVIT High Income Subaccount
LMPVIT Money Market Subaccount
MIST Batterymarch Mid-Cap Stock Subaccount (Class A)
MIST BlackRock High Yield Subaccount (Class A)
MIST BlackRock Large-Cap Core Subaccount (Class E)
MIST Dreman Small-Cap Value Subaccount (Class A)
MIST Harris Oakmark International Subaccount (Class A)
MIST Janus Forty Subaccount (Class A)
MIST Lazard Mid-Cap Subaccount (Class B)
MIST Legg Mason Partners Managed Assets Subaccount (Class A) MIST Lord Abbett Bond Debenture Subaccount (Class A)
MIST Lord Abbett Growth and Income Subaccount (Class B)
MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
MIST Met/AIM Capital Appreciation Subaccount (Class A)
MIST Met/AIM Capital Appreciation Subaccount (Class E)
MIST Met/AIM Small Cap Growth Subaccount (Class A)
MIST MFS Emerging Markets Equity Subaccount (Class A)
MIST MFS Research International Subaccount (Class B)
MIST MFS Value Subaccount (Class A)
MIST Neuberger Berman Real Estate Subaccount (Class A)
MIST Oppenheimer Capital Appreciation Subaccount (Class B) MIST PIMCO Inflation Protected Bond Subaccount (Class A) MIST Pioneer Fund Subaccount (Class A)
MIST Pioneer Strategic Income Subaccount (Class A)
MIST Third Avenue Small Cap Value Subaccount (Class B)
MSF BlackRock Aggressive Growth Subaccount (Class D)
MSF BlackRock Bond Income Subaccount (Class A)
MSF BlackRock Bond Income Subaccount (Class E)
MSF BlackRock Money Market Subaccount (Class A)
MSF Capital Guardian U.S. Equity Subaccount (Class A)
MSF FI Large Cap Subaccount (Class A)
MSF FI Value Leaders Subaccount (Class D)
MSF MetLife Aggressive Allocation Subaccount (Class B)
MSF MetLife Conservative Allocation Subaccount (Class B)

1. ORGANIZATION

MSF MetLife Conservative to Moderate Allocation Subaccount (Class B) MSF MetLife Moderate Allocation Subaccount (Class B)
MSF MetLife Moderate to Aggressive Allocation Subaccount (Class B) MSF MFS Total Return Subaccount (Class B)
MSF MFS Total Return Subaccount (Class F)
MSF Oppenheimer Global Equity Subaccount (Class B)
MSF T. Rowe Price Large Cap Growth Subaccount (Class B)
MSF Western Asset Management U.S. Government Subaccount (Class A) PIMCO VIT Total Return Subaccount (Administrative Class)
Pioneer Bond VCT Subaccount (Class II)
Pioneer Cullen Value VCT Subaccount (Class II)
Pioneer Emerging Markets VCT Subaccount (Class II)
Pioneer Equity Income VCT Subaccount (Class II)
Pioneer Fund VCT Subaccount (Class II)
Pioneer Global High Yield VCT Subaccount (Class II)
Pioneer High Yield VCT Subaccount (Class II)
Pioneer Ibbotson Aggressive Allocation VCT Subaccount (Class II) Pioneer Ibbotson Growth Allocation VCT Subaccount (Class II)
Pioneer Ibbotson Moderate Allocation VCT Subaccount (Class II) Pioneer Independence VCT Subaccount (Class II)
Pioneer International Value VCT Subaccount (Class II)
Pioneer Mid Cap Value VCT Subaccount (Class II)
Pioneer Oak Ridge Large Cap Growth VCT Subaccount (Class II)
Pioneer Real Estate Shares VCT Subaccount (Class II)
Pioneer Small Cap Value VCT Subaccount (Class II)
Pioneer Strategic Income VCT Subaccount (Class II)
Putnam VT Discovery Growth Subaccount (Class IB)
Van Kampen LIT Comstock Subaccount (Class II)
Van Kampen LIT Enterprise Subaccount (Class II)
Van Kampen LIT Strategic Growth Subaccount (Class I)

*    This Subaccount had no net assets as of December 31, 2007.

The following Subaccounts ceased operations during the year ended December 31, 2007:

AIM V.I. Capital Appreciation Subaccount
AIM V.I. Core Equity Subaccount
Credit Suisse Trust Emerging Markets Subaccount
LMPIS Premier Selections All Cap Growth Subaccount
LMPVPI All Cap Subaccount
LMPVPI Total Return Subaccount
LMPVPII Growth and Income Subaccount
LMPVPIII Large Cap Value Subaccount
LMPVET Multiple Discipline Subaccount - Large Cap Growth and Value LMPVPV Small Cap Growth Opportunities Subaccount
Lord Abbett Growth and Income Subaccount
Lord Abbett Mid-Cap Value Subaccount
MIST Pioneer Mid-Cap Value Subaccount
MSF Western Asset Management High Yield Bond Subaccount
PIMCO VIT Real Return Subaccount
Pioneer America Income VCT Subaccount
Pioneer Equity Opportunity VCT Subaccount
Pioneer Small and  Mid Cap Growth VCT Subaccount
Pioneer Value VCT Subaccount
Putnam VT International Equity Subaccount
Putnam VT Small Cap Value Subaccount

1. ORGANIZATION

The operations of the Subaccounts were affected by the following changes that occurred during the year ended December 31, 2007:

NAME CHANGES:

OLD NAME                                                NEW NAME
--------                                                --------
Legg Mason Partners Variable International All Cap      Legg Mason Partners Variable International All Cap
   Growth Portfolio                                        Opportunity Portfolio
Legg Mason Partners Variable Social Awareness Stock     Legg Mason Partners Variable Social Awareness
   Portfolio                                               Portfolio
Janus Capital Appreciation Portfolio                    Janus Forty Portfolio
Legg Mason Partners Variable Multiple Discipline        Legg Mason Partners Variable Capital and Income
   Portfolio - Balanced All Cap Growth and Value           Portfolio
Legg Mason Partners Variable Multiple Discipline        Legg Mason Partners Variable Capital Portfolio
   Portfolio - All Cap Growth and Value
Legg Mason Partners Variable Multiple Discipline        Legg Mason Partners Variable Global Equity Portfolio
   Portfolio - Global All Cap Growth and Value
Pioneer Growth Shares VCT Portfolio                     Pioneer Independence VCT Portfolio

MERGERS:

OLD NAME                                                NEW NAME
--------                                                --------
Legg Mason Partners Variable Large Cap Value Portfolio  Legg Mason Partners Variable Investors Portfolio
Legg Mason Partners Variable Premier Selections All     Legg Mason Partners Variable Aggressive Growth
   Cap Growth Portfolio                                    Portfolio
Legg Mason Partners Variable All Cap Portfolio          Legg Mason Partners Variable Fundamental Value
                                                           Portfolio
Legg Mason Partners Variable Small Cap Growth           Legg Mason Partners Variable Small Cap Growth
   Opportunities Portfolio                                 Portfolio
Legg Mason Partners Variable Total Return Portfolio     Legg Mason Partners Variable Multiple Discipline
                                                           Portfolio - Balanced All Cap Growth and Value
Legg Mason Partners Variable Multiple Discipline        Legg Mason Partners Variable Appreciation Portfolio
   Portfolio - Large Cap Growth and Value
Legg Mason Partners Variable Growth and Income          Legg Mason Partners Variable Appreciation Portfolio
   Portfolio
Western Asset Management High Yield Bond Portfolio      BlackRock High Yield Portfolio
Pioneer Mid-Cap Value Portfolio                         Lazard Mid-Cap Portfolio
Pioneer America Income VCT Portfolio                    Pioneer Bond Fund VCT Portfolio
Pioneer Value VCT Portfolio                             Pioneer Fund VCT Portfolio

SUBSTITUTIONS:

OLD NAME                                                NEW NAME
--------                                                --------
AIM V.I. Capital Appreciation Fund                      Met/AIM Capital Appreciation Portfolio
AIM V.I. Core Equity Fund                               Capital Guardian U.S. Equity Portfolio
Credit Suisse Emerging Markets Portfolio                MFS Emerging Markets Equity Portfolio
Lord Abbett Series Growth and Income Portfolio          Lord Abbett Growth and Income Portfolio
Lord Abbett Series Mid Cap Value Portfolio              Lord Abbett Mid-Cap Value Portfolio
PIMCO VIT Real Return Portfolio                         PIMCO Inflation Protected Bond Portfolio
Putnam VT International Equity Fund                     MFS Research International Portfolio
Putnam VT Small Cap Value Fund                          Third Avenue Small Cap Value Portfolio

1. ORGANIZATION

LIQUIDATIONS:

Pioneer Equity Opportunity VCT Portfolio
Pioneer Small and Mid Cap Growth VCT Portfolio

PORTFOLIO SHARE CLASS EXCHANGE:

OLD PORTFOLIO                                  NEW PORTFOLIO
-------------                                  -------------
BlackRock Large-Cap Core Portfolio (Class A)   BlackRock Large-Cap Core Portfolio (Class E)

This report is prepared for the general information of contract owners and is not an offer of units of the Separate Account or shares of the Separate Account's underlying investments. It should not be used in connection with any offer except in conjunction with the prospectus for the Separate Account products offered by the Company and the prospectus of the underlying portfolio, series, or fund, which collectively contain all the pertinent information, including additional information on charges and expenses.

2. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements included herein have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") for variable annuity separate accounts registered as unit investment trusts.

VALUATION OF INVESTMENTS

Investments are reported at fair value and are based on the net asset value per share as determined by the underlying assets of the portfolio, series, or fund of the Trusts, which value their investment securities at fair value. Changes in fair value are recorded in the statement of operations.

SECURITY TRANSACTIONS

Security transactions are recorded on a trade date basis. Realized gains and losses on the sales of investments are computed on the basis of the average cost of the investment sold. Income from dividends and realized gain distributions are recorded on the ex-distribution date.

FEDERAL INCOME TAXES

The operations of the Separate Account form a part of the total operations of the Company and are not taxed separately. The Company is taxed as a life insurance company under the provisions of the Internal Revenue Code ("IRC"). Under the current provisions of the IRC, the Company does not expect to incur federal income taxes on the earnings of the Separate Account to the extent the earnings are credited under the Contracts. Accordingly, no charge is being made currently to the Separate Account for federal income taxes. The Company will periodically review the status of this policy in the event of changes in the tax law. A charge may be made in future years for any federal income taxes that would be attributable to the Contracts.

ANNUITY PAYOUTS

Net assets allocated to Contracts in the payout period are computed according to industry standard mortality tables. The assumed investment return is 3.0 percent. The mortality risk is fully borne by the Company and may result in additional amounts being transferred into the Separate Account by the Company to cover greater longevity of annuitants than expected. Conversely, if amounts allocated exceed amounts required, transfers may be made to the Company.

PURCHASE PAYMENTS

Purchase payments received from contract owners by the Company are credited as accumulation or annuity units as of the end of the valuation period in which received, as provided in the prospectus.

2. SIGNIFICANT ACCOUNTING POLICIES

NET TRANSFERS

The contract owner has the opportunity to transfer funds between Subaccounts within the Separate Account or the fixed account, which is an investment option in the Company's general account.

OTHER RECEIPTS (PAYMENTS)

Included in "other receipts (payments)" in the statements of changes in net assets are primarily contract benefits which have been re-deposited with the Company and distributions for payouts.

USE OF ESTIMATES

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect amounts reported herein. Actual results could differ from these estimates.

ADOPTION OF NEW ACCOUNTING PRONOUNCEMENT

Effective January 1, 2007, the Company adopted Financial Accounting Standards Board ("FASB") Interpretation ("FIN") No. 48, ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES -- AN INTERPRETATION OF FASB STATEMENT NO. 109 ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income tax recognized in a company's financial statements. FIN 48 requires companies to determine whether it is "more likely than not" that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. It also provides guidance on the recognition, measurement, and classification of income tax uncertainties, along with any related interest and penalties. Previously recorded income tax benefits that no longer meet this standard are required to be charged to earnings in the period that such determination is made. The adoption of FIN 48 had no impact on the financial statements of the Separate Account.

FUTURE ADOPTION OF NEW ACCOUNTING PRONOUNCEMENT

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, FAIR VALUE MEASUREMENTS ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value under GAAP and requires enhanced disclosures about fair value measurements. SFAS 157 does not require additional fair value measurements. The pronouncement is effective for fiscal years beginning after November 15, 2007. The guidance in SFAS 157 will be applied prospectively with certain exceptions. The Company believes the adoption of SFAS 157 will have no material impact on the financial statements of the Separate Account.

3. EXPENSES AND RELATED PARTY TRANSACTIONS

The following annual Separate Account charges are asset-based charges and assessed through a daily reduction in unit values which are recorded as expenses in the accompanying statement of operations:

     MORTALITY AND EXPENSE RISK -- The mortality risk assumed by the Company is the risk that those insured may die sooner than anticipated and therefore, the Company will pay an aggregate amount of death benefits greater than anticipated. The expense risk assumed is where expenses incurred in issuing and administering the Contracts will exceed the amounts realized from the administrative charges assessed against the Contracts. In addition, the charge compensates the Company for the risk that the investor may live longer than estimated and the Company would be obligated to pay more in income payments that anticipated.

     ADMINISTRATIVE -- The Company has responsibility for the administration of the Contracts and the Separate Account. Generally, the administrative charge is related to the maintenance, including distribution, of each contract and the Separate Account.

     ENHANCED STEPPED-UP PROVISION -- For an additional charge, the total death benefit payable may be increased based on the earnings in the Contracts.

     GUARANTEED MINIMUM WITHDRAWAL BENEFIT -- For an additional charge, the Company will guarantee the periodic return on the investment.

3. EXPENSES AND RELATED PARTY TRANSACTIONS

     GUARANTEED MINIMUM ACCUMULATION BENEFIT -- For an additional charge, the Company will guarantee that the contract value will not be less than a guaranteed minimum amount at the end of a specified number of years.

     The table below represents the range of effective annual rates for each respective charge for the year ended December 31, 2007:

Mortality and Expense Risk               1.15% - 1.90%
Administrative                           0.15%
Enhanced Stepped-Up Provision            0.15% - 0.20%
Guaranteed Minimum Withdrawal Benefit    0.25% - 0.50%
Guaranteed Minimum Accumulation Benefit  0.50%

     The above referenced charges may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designation of the charge or associated with a particular contract.

A contract administrative charge of $30 is assessed on an annual basis for Contracts with a value of less than $40,000. In addition, most Contracts impose a surrender charge which ranges from 0% to 6% if the contract is partially or fully surrendered within the specified surrender charge period. These charges are assessed through the redemption of units and are recorded as contract charges in the accompanying statements of changes in net assets.

Certain investments in the various portfolios, series or funds of the MIST and MSF Trusts hold shares which are managed by Met Investors Advisory, LLC and MetLife Advisers, LLC, respectively. Both act in the capacity of investment advisor and are indirect affiliates of the Company.

4. STATEMENT OF INVESTMENTS

                                                                                             FOR THE YEAR ENDED
                                                              AS OF DECEMBER 31, 2007        DECEMBER 31, 2007
                                                              -----------------------  -----------------------------
                                                                            MARKET        COST OF        PROCEEDS
                                                                 SHARES    VALUE ($)   PURCHASES ($)  FROM SALES ($)
                                                               ---------  ----------   -------------  --------------
AIM V.I. Mid Cap Core Equity Subaccount (Series II)
   (Cost $322,813)                                                25,089     362,529         11,636         21,469
AIM V.I. Capital Appreciation Subaccount (Series II)
   (Cost $0) (a)                                                      --          --            923        579,709
AIM V.I. Core Equity Subaccount (Series I) (Cost $0) (a)              --          --          4,128        854,036
American Funds Global Growth Subaccount (Class 2)
   (Cost $29,101,692)                                          1,707,418  42,685,447      6,049,364      8,601,301
American Funds Growth Subaccount (Class 2)
   (Cost $70,626,349)                                          1,379,207  92,020,692     16,910,294     34,555,069
American Funds Growth-Income Subaccount (Class 2)
   (Cost $69,121,071)                                          2,070,579  87,502,658      8,100,479     28,160,185
Credit Suisse Trust Emerging Markets Subaccount
   (Cost $0) (a)                                                      --          --            544        111,398
Dreyfus VIF Appreciation Subaccount (Initial Shares)
   (Cost $295,864)                                                 9,042     405,613         18,727        203,597
Dreyfus VIF Developing Leaders Subaccount (Initial Shares)
   (Cost $898,971)                                                26,245     848,758        174,695        221,275
Fidelity VIP Contrafund Subaccount (Service Class 2)
   (Cost $3,908,641)                                             150,049   4,120,357      1,462,232      1,065,024
Fidelity VIP Contrafund Subaccount (Service Class)
   (Cost $15,397,135)                                            584,437  16,247,360      5,294,042      4,432,790
Fidelity VIP Dynamic Capital Appreciation Subaccount
   (Service Class 2) (Cost $305,100)                              41,943     376,644         43,800         61,100
Fidelity VIP Mid Cap Subaccount (Service Class 2)
   (Cost $14,311,786)                                            540,644  19,263,146      2,569,582      4,571,677
FTVIPT Franklin Income Securities Subaccount
   (Class 2) (Cost $6,245,181)                                   364,426   6,308,213      4,430,833      1,423,070
FTVIPT Franklin Rising Dividends Securities Subaccount
   (Class 2) (Cost $899,262)                                      51,758     997,381         76,571         91,816
FTVIPT Franklin Small-Mid Cap Growth Securities Subaccount
   (Class 2) (Cost $6,736,995)                                   372,180   8,526,641        893,463      2,868,757

4. STATEMENT OF INVESTMENTS

                                                                                             FOR THE YEAR ENDED
                                                              AS OF DECEMBER 31, 2007        DECEMBER 31, 2007
                                                              -----------------------  -----------------------------
                                                                            MARKET        COST OF        PROCEEDS
                                                                 SHARES    VALUE ($)   PURCHASES ($)  FROM SALES ($)
                                                               ---------  ----------   -------------  --------------
FTVIPT Templeton Developing Markets Securities Subaccount
   (Class 2) (Cost $6,445,489)                                   622,568   9,961,094      2,236,184      2,826,515
FTVIPT Templeton Foreign Securities Subaccount
   (Class 2) (Cost $14,646,086)                                1,100,555  22,286,245      2,201,893      6,665,502
Janus Aspen Global Life Sciences Subaccount (Service Shares)
   (Cost $19,984)                                                  3,131      35,819            466         25,466
Janus Aspen Global Technology Subaccount
   (Service Shares) (Cost $76,613)                                22,255     115,282          8,005         16,938
Janus Aspen Mid Cap Growth Subaccount
   (Service Shares) (Cost $2,215,245)                             78,671   3,064,242        262,388        934,046
Janus Aspen Worldwide Growth Subaccount
   (Service Shares) (Cost $111,419)                                4,450     155,876          9,832         66,297
LMPIS Premier Selections All Cap Growth Subaccount
   (Cost $0) (a)                                                      --          --        241,833      2,892,106
LMPVET Aggressive Growth Subaccount
   (Class I) (Cost $38,497,656)                                3,065,511  49,998,484      4,987,004     17,668,313
LMPVET Aggressive Growth Subaccount
   (Class II) (Cost $651,892) (b)                                 38,417     625,810        753,551        101,675
LMPVET Appreciation Subaccount
   (Class I) (Cost $22,073,179)                                1,029,119  27,127,577      2,769,958      5,804,610
LMPVET Appreciation Subaccount
   (Class II) (Cost $8,604,331) (c)                              305,506   8,071,482      8,989,219        378,466
LMPVET Capital Subaccount (Cost $65,206,458)                   4,770,000  75,175,200      5,545,840     21,514,573
LMPVET Dividend Strategy Subaccount
   (Cost $1,580,578)                                             184,870   1,935,590        119,521        366,485
LMPVET Equity Index Subaccount
   (Class II) (Cost $9,847,803)                                  362,901  12,189,840        968,544      2,482,279
LMPVET Fundamental Value Subaccount
   (Class I) (Cost $40,925,740)                                1,977,604  42,894,239     18,325,266     14,193,552
LMPVET Global Equity Subaccount (Cost $16,754,199)             1,122,830  20,008,834      1,866,767      5,653,117
LMPVET International All Cap Opportunity Subaccount
   (Cost $2,123,489)                                             220,128   1,970,149      1,022,607      1,016,053
LMPVET Investors Subaccount (Class I) (Cost $13,699,360)         926,279  15,302,133      8,862,308      3,780,199
LMPVET Large Cap Growth Subaccount
   (Class I) (Cost $15,173,874)                                1,096,288  18,198,378        589,995      5,562,753
LMPVET Mid Cap Core Subaccount
   (Class I) (Cost $12,124,738)                                  960,079  11,885,780      2,461,640      4,324,519
LMPVET Multiple Discipline Large Cap Growth and
   Value Subaccount (Cost $0) (d)                                     --          --      1,118,289     10,272,798
LMPVET Small Cap Growth Subaccount
   (Class I) (Cost $6,345,328)                                   460,884   6,927,088      3,648,219      2,189,646
LMPVPI All Cap Subaccount (Class I) (Cost $0) (a)                     --          --        825,748     15,267,905
LMPVPI All Cap Subaccount (Class II) (Cost $0) (a)                    --          --         11,581        139,167
LMPVPII Growth and Income Subaccount
   (Class I) (Cost $0) (a)                                            --          --          2,801         63,431
LMPVPV Small Cap Growth Opportunities Subaccount
   (Cost $0) (a)                                                      --          --        129,093      3,356,435
LMPVPI Large Cap Growth Subaccount
   (Class I) (Cost $0) (a)                                            --          --         17,631        388,856
LMPVPII Aggressive Growth Subaccount
   (Class I) (Cost $0) (a)                                            --          --         18,068        858,990
LMPVPII Aggressive Growth Subaccount
   (Class II) (Cost $0) (a)                                           --          --         14,618        768,729
LMPVET Capital and Income Subaccount
   (Class II) (Cost $54,350,283)                               4,387,499  54,537,465     10,967,265     16,154,289

4. STATEMENT OF INVESTMENTS

                                                                                             FOR THE YEAR ENDED
                                                              AS OF DECEMBER 31, 2007        DECEMBER 31, 2007
                                                              -----------------------  -----------------------------
                                                                             MARKET       COST OF        PROCEEDS
                                                                 SHARES     VALUE ($)  PURCHASES ($)  FROM SALES ($)
                                                               ----------  ----------  -------------  --------------
LMPVIT Adjustable Rate Income Subaccount
   (Cost $3,205,135)                                              319,712   3,046,856       480,861      1,457,100
LMPVIT Diversified Strategic Income Subaccount
   (Cost $10,848,814)                                           1,175,483  10,132,663       651,363      2,823,158
LMPVIT High Income Subaccount (Cost $16,337,167)                2,204,914  14,706,775     1,626,414      6,257,552
LMPVIT Money Market Subaccount (Cost $22,255,321)              22,255,321  22,255,321    34,037,137     26,647,317
LMPVPI Total Return Subaccount (Class II) (Cost $0) (a)                --          --       195,480        852,625
LMPVPIII Large Cap Value Subaccount (Cost $0) (a)                      --          --        29,927      8,437,981
Lord Abbett Growth and Income Subaccount
   (Class VC) (Cost $0) (a)                                            --          --       206,082     13,074,119
Lord Abbett Mid-Cap Value Subaccount
   (Class VC) (Cost $0) (a)                                            --          --       158,755     18,250,923
MIST Batterymarch Mid-Cap Stock Subaccount
   (Class A) (Cost $1,116,119)                                     56,033   1,011,953       179,370        237,899
MIST BlackRock High Yield Subaccount
   (Class A) (Cost $1,558,827)                                    185,817   1,531,134       457,740        490,370
MIST BlackRock Large-Cap Core Subaccount
   (Class E) (Cost $2,492,365) (b)                                227,262   2,515,787     3,140,279        651,485
MIST BlackRock Large-Cap Core Subaccount
   (Class A) (Cost $0) (a)                                             --          --       209,245      3,235,582
MIST Dreman Small-Cap Value Subaccount
   (Class A) (Cost $795,940)                                       58,593     795,110       559,592        222,068
MIST Harris Oakmark International Subaccount
   (Class A) (Cost $9,216,286)                                    523,401   9,039,142     3,052,637      1,925,187
MIST Janus Forty Subaccount (Class A) (Cost $2,024,252)            26,368   2,209,866     1,325,883        205,582
MIST Lazard Mid-Cap Subaccount
   (Class B) (Cost $361,695) (b)                                   26,512     320,800       394,158         31,331
MIST Legg Mason Partners Managed Assets Subaccount
   (Class A) (Cost $62,416)                                         3,696      63,420        49,693          7,344
MIST Lord Abbett Bond Debenture Subaccount
   (Class A) (Cost $2,039,117)                                    172,047   2,172,949       216,571        461,840
MIST Lord Abbett Growth and Income Subaccount
   (Class B) (Cost $28,996,553)                                 1,047,678  30,057,870    14,369,883      8,504,405
MIST Lord Abbett Mid-Cap Value Subaccount
   (Class B) (Cost $14,927,890)                                   696,109  13,560,196    17,688,767      2,957,885
MIST Met/AIM Capital Appreciation Subaccount
   (Class A) (Cost $4,136,788)                                    339,788   4,104,635        35,140        444,038
MIST Met/AIM Capital Appreciation Subaccount
   (Class E) (Cost $522,412) (b)                                   45,785     544,381       545,385         23,829
MIST Met/AIM Small Cap Growth Subaccount
   (Class A) (Cost $221,729)                                       15,479     230,013       172,432         56,918
MIST MFS Emerging Markets Equity Subaccount
   (Class A) (Cost $94,369) (b)                                     8,071     116,065       101,857          8,348
MIST MFS Research International Subaccount
   (Class B) (Cost $4,709,835) (b)                                344,918   4,939,232     5,596,843        915,834
MIST MFS Value Subaccount (Class A) (Cost $4,130,875)             296,874   4,464,990     1,512,489      1,170,022
MIST Neuberger Berman Real Estate Subaccount
   (Class A) (Cost $3,118,609)                                    202,486   2,851,010       830,197      1,362,115
MIST Oppenheimer Capital Appreciation Subaccount
   (Class B) (Cost $205,571)                                       23,193     228,678        54,713         71,128
MIST PIMCO Inflation Protected Bond Subaccount
   (Class A) (Cost $10,322,022) (b)                             1,009,588  11,065,083    12,795,285      2,524,622
MIST Pioneer Fund Subaccount
   (Class A) (Cost $1,096,483)                                     80,105   1,219,996       208,713        713,576

4. STATEMENT OF INVESTMENTS

                                                                                             FOR THE YEAR ENDED
                                                              AS OF DECEMBER 31, 2007        DECEMBER 31, 2007
                                                              -----------------------  -----------------------------
                                                                            MARKET        COST OF        PROCEEDS
                                                                 SHARES    VALUE ($)   PURCHASES ($)  FROM SALES ($)
                                                               ---------  ----------   -------------  --------------
MIST Pioneer Mid-Cap Value Subaccount
   (Class A) (Cost $0) (a)                                            --          --       137,765         286,190
MIST Pioneer Strategic Income Subaccount
   (Class A) (Cost $3,181,905)                                   332,215   3,328,799     1,250,128       1,576,987
MIST Third Avenue Small Cap Value Subaccount
   (Class B) (Cost $12,111,370)                                  709,427  11,123,821     8,740,605       3,158,761
MSF BlackRock Aggressive Growth Subaccount
   (Class D) (Cost $3,983,955)                                   164,766   4,722,205       226,747       1,530,450
MSF BlackRock Bond Income Subaccount
   (Class A) (Cost $2,106,863)                                    20,109   2,246,386       234,659         447,947
MSF BlackRock Bond Income Subaccount
   (Class E) (Cost $11,433,004)                                  110,710  12,285,460     1,427,991       3,903,026
MSF BlackRock Money Market Subaccount
   (Class A) (Cost $2,786,360)                                    27,862   2,786,360     2,827,931       2,215,601
MSF Capital Guardian U.S. Equity Subaccount
   (Class A) (Cost $2,329,328)                                   180,662   2,247,438       947,691         698,978
MSF FI Large Cap Subaccount
   (Class A) (Cost $9,580,944)                                   649,863   9,526,988       856,420       2,525,767
MSF FI Value Leaders Subaccount
   (Class D) (Cost $11,819,500)                                   58,910  11,533,454     1,518,402       3,260,526
MSF MetLife Aggressive Allocation Subaccount
   (Class B) (Cost $1,016,567)                                    86,617   1,092,234       280,646         196,731
MSF MetLife Conservative Allocation Subaccount
   (Class B) (Cost $1,700,616)                                   157,709   1,753,719     1,951,476         629,502
MSF MetLife Conservative to Moderate Allocation Subaccount
   (Class B) (Cost $503,689)                                      45,639     526,221       303,671         375,238
MSF MetLife Moderate Allocation Subaccount
   (Class B) (Cost $5,578,734)                                   491,245   5,875,292     3,461,030       1,851,329
MSF MetLife Moderate to Aggressive Allocation Subaccount
   (Class B) (Cost $6,704,728)                                   591,345   7,320,849     1,248,002         630,035
MSF MFS Total Return Subaccount
   (Class B) (Cost $114,671) (b)                                     740     113,216       115,373             699
MSF MFS Total Return Subaccount
   (Class F) (Cost $49,264,153)                                  340,986  52,324,281     3,908,316      12,545,776
MSF Oppenheimer Global Equity Subaccount
   (Class B) (Cost $6,924,760)                                   435,640   7,597,555       880,354       1,540,814
MSF T. Rowe Price Large Cap Growth Subaccount
   (Class B) (Cost $4,724,756)                                   335,073   5,495,201       207,970       1,951,904
MSF Western Asset Management High Yield Bond Subaccount
   (Class A) (Cost $0) (a)                                            --          --        31,256         223,184
MSF Western Asset Management U.S. Government Subaccount
   (Class A) (Cost $70,371)                                        5,972      74,590         2,381           2,764
PIMCO VIT Real Return Subaccount
   (Administrative Class) (Cost $0) (a)                               --          --       580,145      13,022,660
PIMCO VIT Total Return Subaccount
   (Administrative Class) (Cost $48,342,541)                   4,701,796  49,320,625     4,525,842      12,439,003
Pioneer America Income VCT Subaccount
   (Class II) (Cost $0) (d)                                           --          --        18,080         303,068
Pioneer Bond VCT Subaccount (Class II) (Cost $238,574) (c)        22,084     240,057       241,291           2,728
Pioneer Cullen Value VCT Subaccount
   (Class II) (Cost $255,100)                                     21,679     293,970       128,489         140,520
Pioneer Emerging Markets VCT Subaccount
   (Class II) (Cost $177,338)                                      7,459     323,111        61,296          56,951
Pioneer Equity Income VCT Subaccount
   (Class II) (Cost $823,236)                                     39,249     937,648       217,442         143,075

4. STATEMENT OF INVESTMENTS

                                                                                              FOR THE YEAR ENDED
                                                              AS OF DECEMBER 31, 2007         DECEMBER 31, 2007
                                                              -----------------------   -----------------------------
                                                                            MARKET         COST OF        PROCEEDS
                                                                  SHARES  VALUE ($)     PURCHASES ($)  FROM SALES ($)
                                                                 -------  ---------     -------------  --------------
Pioneer Equity Opportunity VCT Subaccount
   (Class II) (Cost $0) (d)                                           --         --          66,464          65,708
Pioneer Fund VCT Subaccount
   (Class II) (Cost $965,083)                                     42,495  1,090,434         573,728          78,080
Pioneer Global High Yield VCT Subaccount
   (Class II) (Cost $338,760)                                     32,626    314,538         498,035         256,767
Pioneer High Yield VCT Subaccount
   (Class II) (Cost $881,359)                                     78,979    871,947         272,649         433,584
Pioneer Ibbotson Aggressive Allocation VCT Subaccount
   (Class II) (Cost $403,992)                                     35,886    450,006          48,890          39,390
Pioneer Ibbotson Growth Allocation VCT Subaccount
   (Class II) (Cost $8,014,669)                                  658,581  8,172,985       5,796,416         739,774
Pioneer Ibbotson Moderate Allocation VCT Subaccount
   (Class II) (Cost $7,015,119)                                  609,750  7,317,005       3,461,619         232,156
Pioneer Independence VCT Subaccount
   (Class II) (Cost $94,191)                                       6,968    107,731          35,409          30,927
Pioneer International Value VCT Subaccount
   (Class II) (Cost $157,102)                                     10,205    189,812          54,990          27,363
Pioneer Mid Cap Value VCT Subaccount
   (Class II) (Cost $441,365)                                     20,460    391,396         142,754          79,751
Pioneer Oak Ridge Large Cap Growth VCT Subaccount
   (Class II) (Cost $329,647)                                     30,078    392,215           8,109          46,657
Pioneer Real Estate Shares VCT Subaccount
   (Class II) (Cost $261,906)                                      9,962    233,607         102,038          81,510
Pioneer Small and Mid Cap Growth VCT Subaccount
   (Class II) (Cost $0) (d)                                           --         --          34,864         107,338
Pioneer Small Cap Value VCT Subaccount
   (Class II) (Cost $278,211)                                     18,169    232,931         117,159          84,852
Pioneer Strategic Income VCT Subaccount
   (Class II) (Cost $1,439,353)                                  132,636  1,436,451         330,081         340,784
Pioneer Value VCT Subaccount (Class II) (Cost $0) (d)                 --         --          89,965         529,944
Putnam VT Discovery Growth Subaccount
   (Class IB) (Cost $106,516)                                     26,329    156,392          16,482          46,399
Putnam VT International Equity Subaccount
   (Class IB) (Cost $0) (a)                                           --         --       1,054,504       5,252,618
Putnam VT Small Cap Value Subaccount
   (Class IB) (Cost $0) (a)                                           --         --       1,011,066       8,672,613
Van Kampen LIT Comstock Subaccount
   (Class II) (Cost $2,961,132)                                  255,916  3,531,647         276,159         892,153
Van Kampen LIT Enterprise Subaccount
   (Class II) (Cost $74,436)                                       5,558     97,107           5,806          19,830
Van Kampen LIT Strategic Growth Subaccount
   (Class I) (Cost $5,618,737)                                   145,510  4,900,784          61,502       1,480,197

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period November 12, 2007 to December 31, 2007.

(d)  For the period January 1, 2007 to November 9, 2007.

5. FINANCIAL HIGHLIGHTS

The following table is a summary of unit values and units outstanding for the Contracts, net investment income ratios, and expense ratios, excluding expenses for the underlying portfolio, series, or fund for each of the five years in the period ended December 31, 2007:

                                                       AS OF DECEMBER 31                    FOR THE YEAR ENDED DECEMBER 31
                                               ---------------------------------  --------------------------------------------------
                                                       UNIT VALUE(1)              INVESTMENT(2)  EXPENSE RATIO(3)   TOTAL RETURN(4)
                                                UNITS    LOWEST TO    NET ASSETS      INCOME         LOWEST TO         LOWEST TO
                                               (000s)   HIGHEST ($)     ($000s)     RATIO (%)       HIGHEST (%)       HIGHEST (%)
                                               ------  -------------  ----------  -------------  ----------------  -----------------
AIM V.I. Mid Cap Core Equity             2007     258  1.283 - 1.432        362        0.05         1.85 - 2.55          6.56 - 7.27
   Subaccount (Series II)                2006     263  1.204 - 1.335        346        0.74         1.85 - 2.55          4.24 - 8.98
                                         2005     255  1.210 - 1.225        310        0.31         1.85 - 2.45          4.67 - 7.07
                                         2004     222  1.156 - 1.163        258        0.03         1.85 - 2.45         8.43 - 10.13

AIM V.I. Capital Appreciation            2007      --  1.187 - 1.273         --          --         1.85 - 2.45          6.29 - 6.53
   Subaccount (Series II) (a)            2006     459  1.116 - 1.195        542          --         1.85 - 2.45        (0.45) - 4.09
                                         2005     241  1.134 - 1.148        275          --         1.85 - 2.45          5.98 - 6.59
                                         2004     165  1.070 - 1.077        177          --         1.85 - 2.45          1.71 - 7.81

AIM V.I. Core Equity Subaccount          2007      --  1.147 - 1.160         --          --         1.30 - 2.45          6.80 - 7.22
   (Series I) (a)                        2006     734  1.074 - 1.082        793        0.52         1.30 - 2.45          7.40 - 8.20

American Funds Global Growth             2007  23,156  1.474 - 2.198     42,679        2.63         1.30 - 2.65        11.84 - 13.36
   Subaccount (Class 2)                  2006  25,747  1.314 - 1.950     42,136        0.87         1.30 - 2.65         9.83 - 18.88
                                         2005  25,193  1.116 - 1.649     35,142        0.67         1.30 - 2.65         9.63 - 12.72
                                         2004  23,987  1.022 - 1.473     29,725        0.44         1.30 - 2.65         7.74 - 12.01
                                         2003  19,299  0.914 - 1.322     20,561        0.39         1.30 - 2.60         5.52 - 41.36

American Funds Growth                    2007  52,761  1.312 - 1.954     92,006        0.72         1.30 - 2.70         9.35 - 10.91
   Subaccount (Class 2)                  2006  66,300  1.189 - 1.769    104,973        0.79         1.30 - 2.70          7.26 - 8.82
                                         2005  69,340  1.097 - 1.633    101,606        0.71         1.30 - 2.70         5.15 - 15.38
                                         2004  65,927  0.961 - 1.429     84,437        0.19         1.30 - 2.65         6.86 - 12.32
                                         2003  49,144  0.869 - 1.292     55,477        0.15         1.30 - 2.60         4.54 - 43.44

American Funds Growth-Income             2007  55,002  1.200 - 1.670     87,489        1.38         1.30 - 2.70          2.20 - 3.66
   Subaccount (Class 2)                  2006  69,039  1.169 - 1.617    106,680        1.53         1.30 - 2.70        12.15 - 13.76
                                         2005  74,386  1.039 - 1.428    101,735        1.34         1.30 - 2.70          2.05 - 4.43
                                         2004  72,845  1.064 - 1.372     95,895        0.96         1.30 - 2.65          4.84 - 9.58
                                         2003  56,026  0.999 - 1.265     67,614        1.37         1.30 - 2.60         6.41 - 37.73

Credit Suisse Trust Emerging             2007      --  2.332 - 2.815         --          --         1.85 - 2.45          4.45 - 4.66
   Markets Subaccount (a)                2006      47  2.230 - 2.695        106        0.50         1.85 - 2.45        29.32 - 30.12
                                         2005      56  1.717 - 2.084        497        0.84         1.85 - 2.45        24.87 - 25.64
                                         2004     108  1.370 - 1.669        150        0.29         1.85 - 2.45        21.91 - 22.62
                                         2003     114  1.119 - 1.369        128          --         1.85 - 2.45        40.05 - 41.57

Dreyfus VIF Appreciation                 2007     301  1.194 - 1.446        406        1.81         1.75 - 2.65          4.28 - 5.29
   Subaccount (Initial Shares)           2006     437  1.138 - 1.379        565        1.57         1.75 - 2.65        13.43 - 14.37
                                         2005     465  0.997 - 1.209        524        0.02         1.75 - 2.65          1.67 - 2.64
                                         2004     439  0.975 - 1.184        482        1.79         1.75 - 2.65          1.52 - 3.15
                                         2003     418  0.948 - 1.151        425        1.89         1.85 - 2.45         5.31 - 20.80

Dreyfus VIF Developing Leaders           2007     809  0.970 - 1.255        849        0.79         1.75 - 2.65    (13.45) - (12.63)
   Subaccount (Initial Shares)           2006     958  1.114 - 1.442      1,155        0.42         1.75 - 2.65          1.09 - 1.99
                                         2005   1,250  1.096 - 1.420      1,497          --         1.75 - 2.65          0.63 - 3.94
                                         2004   1,434  1.057 - 1.371      1,639        0.21         1.75 - 2.65          6.88 - 9.36
                                         2003   1,135  0.969 - 1.258      1,175        0.04         1.85 - 2.45         2.28 - 33.87

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
                                                       AS OF DECEMBER 31                    FOR THE YEAR ENDED DECEMBER 31
                                               ---------------------------------  --------------------------------------------------
                                                       UNIT VALUE(1)              INVESTMENT(2)  EXPENSE RATIO(3)   TOTAL RETURN(4)
                                                UNITS    LOWEST TO    NET ASSETS      INCOME         LOWEST TO         LOWEST TO
                                               (000s)   HIGHEST ($)     ($000s)     RATIO (%)       HIGHEST (%)       HIGHEST (%)
                                               ------  -------------  ----------  -------------  ----------------  -----------------
Fidelity VIP Contrafund Subaccount       2007   2,165  1.411 - 2.003       4,120       0.71         1.75 - 2.65        14.23 - 15.27
   (Service Class 2)                     2006   2,449  1.231 - 1.745       4,081       1.00         1.75 - 2.65          8.55 - 9.45
                                         2005   2,472  1.130 - 1.600       3,766       0.13         1.75 - 2.65         4.14 - 14.63
                                         2004   2,401  1.226 - 1.401       3,177       0.18         1.75 - 2.65         7.19 - 13.02
                                         2003   1,349  1.087 - 1.243       1,569       0.16         1.85 - 2.45         3.50 - 31.99

Fidelity VIP Contrafund Subaccount       2007   8,535  1.417 - 2.066      16,245       0.79         1.30 - 2.60        14.52 - 15.95
   (Service Class)                       2006  10,236  1.234 - 1.789      16,769       1.11         1.30 - 2.60         8.72 - 10.16
                                         2005  10,191  1.132 - 1.630      15,252       0.18         1.30 - 2.60         8.43 - 15.40
                                         2004   8,691  1.154 - 1.419      11,222       0.24         1.30 - 2.60        12.38 - 13.83
                                         2003   7,290  1.017 - 1.254       8,223       0.26         1.30 - 2.60         4.59 - 34.23

Fidelity VIP Dynamic Capital             2007     253  1.460 - 1.588         377       0.11         1.75 - 2.45          4.13 - 4.86
   Appreciation Subaccount
   (Service Class 2)                     2006     286  1.393 - 1.520         410       0.20         1.75 - 2.45         1.01 - 11.71
                                         2005     296  1.247 - 1.365         383         --         1.85 - 2.25        18.04 - 18.42
                                         2004     248  1.053 - 1.155         267         --         1.85 - 2.25      (6.02) - (0.57)
                                         2003     214  1.059 - 1.164         229         --         1.85 - 2.25        22.71 - 30.35

Fidelity VIP Mid Cap Subaccount          2007   8,591  1.737 - 2.389      19,260       0.49         1.30 - 2.65        12.32 - 13.86
   (Service Class 2)                     2006  10,253  1.546 - 2.107      20,351       0.18         1.30 - 2.65         4.45 - 10.91
                                         2005  10,977  1.410 - 1.907      19,746         --         1.30 - 2.65        14.52 - 20.23
                                         2004   9,909  1.226 - 1.643      15,358         --         1.30 - 2.65        18.09 - 23.08
                                         2003   6,041  1.155 - 1.341       7,600       0.08         1.30 - 2.45       (0.60) - 45.51

FTVIPT Franklin Income Securities        2007   5,170  1.201 - 1.238       6,307       3.54         1.30 - 2.45          0.84 - 2.40
   Subaccount (Class 2)                  2006   2,849  1.186 - 1.209       3,413       3.70         1.30 - 2.45         0.42 - 16.70
                                         2005   1,130  1.028 - 1.036       1,166       1.14         1.30 - 2.45        (3.63) - 5.18

FTVIPT Franklin Rising Dividends         2007     818  1.103 - 1.255         997       2.39         1.85 - 2.55      (5.11) - (4.49)
   Securities Subaccount (Class 2)       2006     841  1.160 - 1.314       1,080       1.04         1.85 - 2.55         0.54 - 15.08
                                         2005     912  1.080 - 1.143       1,028       1.00         1.85 - 2.55          0.89 - 3.05
                                         2004     386  1.118 - 1.125         432       0.53         1.85 - 2.45          5.17 - 9.12

FTVIPT Franklin Small-Mid Cap Growth     2007   6,001  1.049 - 1.725       8,525         --         1.30 - 2.75          8.23 - 9.85
   Securities Subaccount (Class 2)       2006   7,931  0.958 - 1.577      10,122         --         1.30 - 2.75          5.71 - 7.26
                                         2005   9,720  0.895 - 1.476      11,531         --         1.30 - 2.75          2.09 - 5.75
                                         2004  11,189  0.868 - 1.433      12,822         --         1.30 - 2.60         8.66 - 13.37
                                         2003   9,766  0.790 - 1.307       9,781         --         1.30 - 2.60         3.66 - 46.36

FTVIPT Templeton Developing Markets      2007   2,853  2.441 - 3.606       9,960       2.25         1.30 - 2.70        25.31 - 27.11
   Securities Subaccount (Class 2)       2006   3,300  1.948 - 2.837       9,119       1.11         1.30 - 2.70        24.71 - 26.43
                                         2005   3,432  1.562 - 2.244       7,540       1.23         1.30 - 2.70         6.25 - 25.78
                                         2004   2,146  1.260 - 1.784       3,774       1.66         1.30 - 2.65         3.04 - 25.57
                                         2003     752  1.261 - 1.449       1,083       0.13         1.30 - 2.45         3.87 - 44.90

FTVIPT Templeton Foreign Securities      2007  11,533  1.434 - 2.199      22,283       1.97         1.30 - 2.60        12.49 - 13.96
   Subaccount (Class 2)                  2006  14,655  1.271 - 1.937      24,893       1.27         1.30 - 2.60        18.36 - 19.93
                                         2005  15,565  1.071 - 1.623      22,314       1.18         1.30 - 2.60         7.31 - 11.77
                                         2004  13,846  1.079 - 1.498      18,336       1.07         1.30 - 2.60         2.39 - 16.90
                                         2003   9,571  0.925 - 1.285      10,510       1.68         1.30 - 2.60         6.25 - 43.08

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
                                                       AS OF DECEMBER 31                    FOR THE YEAR ENDED DECEMBER 31
                                               ---------------------------------  --------------------------------------------------
                                                       UNIT VALUE(1)              INVESTMENT(2)  EXPENSE RATIO(3)   TOTAL RETURN(4)
                                                UNITS    LOWEST TO    NET ASSETS      INCOME         LOWEST TO         LOWEST TO
                                               (000s)   HIGHEST ($)     ($000s)     RATIO (%)       HIGHEST (%)       HIGHEST (%)
                                               ------  -------------  ----------  -------------  ----------------  -----------------
Janus Aspen Global Life Sciences         2007      22  1.403 - 1.850          36         --         1.85 - 2.45        18.73 - 19.51
   Subaccount (Service Shares)           2006      36  1.174 - 1.555          52         --         1.85 - 2.45          3.77 - 4.36
                                         2005      44  1.125 - 1.496          61         --         1.85 - 2.45         9.66 - 10.29
                                         2004      46  1.020 - 1.362          58         --         1.85 - 2.45        11.42 - 12.09
                                         2003      50  0.910 - 1.219          57         --         1.85 - 2.45        11.53 - 23.98

Janus Aspen Global Technology            2007      77  1.212 - 1.843         115       0.32         1.85 - 2.25        17.32 - 19.49
   Subaccount (Service Shares)           2006      81  1.017 - 1.545         102         --         1.85 - 2.45          5.20 - 5.77
                                         2005     103  0.962 - 1.462         123         --         1.85 - 2.45         8.91 - 18.00
                                         2004     187  0.880 - 1.330         184         --         1.85 - 2.45      (1.93) - (1.34)
                                         2003     180  0.894 - 1.352         176         --         1.85 - 2.45        19.84 - 43.75

Janus Aspen Mid Cap Growth               2007   3,449  0.658 - 2.265       3,064       0.07         1.30 - 2.45        18.73 - 20.25
   Subaccount (Service Shares)           2006   4,256  0.549 - 1.893       3,119         --         1.30 - 2.45         4.21 - 11.82
                                         2005   4,871  0.492 - 1.699       3,333         --         1.30 - 2.45         4.85 - 10.64
                                         2004   5,338  0.446 - 1.543       3,208         --         1.30 - 2.45        17.57 - 19.00
                                         2003   5,777  0.376 - 1.302       2,757         --         1.30 - 2.45         3.44 - 35.60

Janus Aspen Worldwide Growth             2007     107  1.173 - 1.549         156       0.54         1.85 - 2.45          6.71 - 7.33
   Subaccount (Service Shares)           2006     145  1.095 - 1.447         197       1.49         1.85 - 2.45        15.14 - 15.71
                                         2005     224  0.947 - 1.254         263       1.22         1.85 - 2.45          2.99 - 3.69
                                         2004     253  0.916 - 1.213         280       0.79         1.85 - 2.45          0.58 - 2.56
                                         2003     307  0.894 - 1.185         338       0.94         1.85 - 2.45        21.14 - 27.83

LMPIS Premier Selections All Cap         2007      --  1.016 - 1.505          --       0.08         1.30 - 2.45          6.12 - 6.61
   Growth Subaccount (a)                 2006   2,231  0.954 - 1.414       2,705         --         1.30 - 2.45          4.73 - 5.94
                                         2005   2,459  0.903 - 1.340       2,818       0.12         1.30 - 2.45          3.80 - 4.94
                                         2004   2,573  0.863 - 1.282       2,814         --         1.30 - 2.45          0.32 - 1.63
                                         2003   2,325  0.852 - 1.267       2,499         --         1.30 - 2.45         3.43 - 40.78

LMPVET Aggressive Growth                 2007  33,913  1.009 - 1.593      49,991         --         1.30 - 2.60        (4.83) - 0.20
   Subaccount (Class I)                  2006  41,761  1.011 - 1.596      62,034         --         1.30 - 2.60          5.98 - 7.38
                                         2005  48,566  0.946 - 1.492      67,565         --         1.30 - 2.60         8.81 - 10.21
                                         2004  50,711  0.862 - 1.359      64,062         --         1.30 - 2.60          1.92 - 8.57
                                         2003  41,866  0.798 - 1.258      48,504         --         1.30 - 2.60         4.12 - 39.78

LMPVET Aggressive Growth
   Subaccount (Class II) (b)             2007     489  1.187 - 1.301         626         --         1.85 - 2.55      (5.19) - (4.69)

LMPVET Appreciation                      2007  19,063  1.224 - 1.579      27,124       1.00         1.30 - 2.60          5.65 - 7.05
   Subaccount (Class I)                  2006  22,667  1.149 - 1.481      30,360       1.04         1.30 - 2.60        11.89 - 13.28
                                         2005  26,702  1.019 - 1.312      31,713       0.83         1.30 - 2.60          1.60 - 2.96
                                         2004  28,234  0.994 - 1.280      32,703       1.19         1.30 - 2.60          4.12 - 7.39
                                         2003  24,386  0.930 - 1.196      26,061       0.88         1.30 - 2.60         3.33 - 30.14

LMPVET Appreciation
   Subaccount (Class II) (c)             2007   5,450  1.314 - 1.683       8,070       0.79         1.30 - 2.60          1.15 - 1.39

LMPVET Capital Subaccount                2007  49,740  1.164 - 1.698      75,163       0.35         1.30 - 2.70        (0.94) - 0.48
                                         2006  61,916  1.175 - 1.690      93,637       0.57         1.30 - 2.70        10.64 - 12.22
                                         2005  80,428  1.062 - 1.506     109,248       0.35         1.30 - 2.70          0.95 - 8.01
                                         2004  86,831  1.170 - 1.450     114,555       0.37         1.30 - 2.60          1.47 - 5.30
                                         2003  51,100  1.126 - 1.377      64,837       0.12         1.30 - 2.60         1.71 - 34.84

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
                                                       AS OF DECEMBER 31                    FOR THE YEAR ENDED DECEMBER 31
                                               ---------------------------------  --------------------------------------------------
                                                       UNIT VALUE(1)              INVESTMENT(2)  EXPENSE RATIO(3)   TOTAL RETURN(4)
                                                UNITS    LOWEST TO    NET ASSETS      INCOME         LOWEST TO         LOWEST TO
                                               (000s)   HIGHEST ($)     ($000s)     RATIO (%)       HIGHEST (%)       HIGHEST (%)
                                               ------  -------------  ----------  -------------  ----------------  -----------------
LMPVET Dividend Strategy Subaccount      2007   1,516  0.963 - 1.415       1,935       1.94         1.30 - 2.60          3.72 - 5.04
                                         2006   1,718  0.919 - 1.352       2,090       1.96         1.30 - 2.60        14.86 - 16.50
                                         2005   2,154  0.791 - 1.166       2,274       1.92         1.30 - 2.60      (2.71) - (1.48)
                                         2004   2,494  0.805 - 1.188       2,665       1.00         1.30 - 2.60        (0.97) - 3.93
                                         2003   1,847  0.791 - 1.169       1,922       0.95         1.30 - 2.45         4.66 - 32.13

LMPVET Equity Index Subaccount           2007   9,157  1.031 - 1.575      12,188       1.48         1.30 - 2.60          2.17 - 3.54
   (Class II)                            2006  10,862  0.998 - 1.527      13,806       1.30         1.30 - 2.60        12.20 - 13.65
                                         2005  12,248  0.880 - 1.349      13,874       1.17         1.30 - 2.60          1.57 - 6.87
                                         2004  13,983  0.857 - 1.316      15,369       1.41         1.30 - 2.60          4.06 - 8.90
                                         2003  11,969  0.790 - 1.214      11,956       1.43         1.30 - 2.60         5.41 - 32.75

LMPVET Fundamental Value                 2007  27,637  1.173 - 1.650      42,888       1.18         1.30 - 2.75      (5.79) - (0.06)
   Subaccount (Class I)                  2006  26,344  1.212 - 1.657      41,271       1.50         1.30 - 2.60        13.77 - 15.28
                                         2005  32,161  1.056 - 1.443      43,838       0.92         1.30 - 2.60          2.11 - 3.44
                                         2004  34,836  1.025 - 1.401      46,065       0.70         1.30 - 2.60        (0.64) - 6.85
                                         2003  29,652  0.964 - 1.316      36,658       0.78         1.30 - 2.60         6.17 - 47.26

LMPVET Global Equity Subaccount          2007  12,170  1.456 - 1.881      20,006       0.52         1.30 - 2.60          2.25 - 3.58
                                         2006  14,817  1.424 - 1.816      23,789       1.16         1.30 - 2.60        12.21 - 13.71
                                         2005  16,335  1.269 - 1.597      23,291       0.76         1.30 - 2.60         3.85 - 10.96
                                         2004  15,077  1.222 - 1.519      20,667       0.58         1.30 - 2.60          5.39 - 8.89
                                         2003   5,305  1.138 - 1.395       6,702       0.40         1.30 - 2.60         5.46 - 35.47

LMPVET International All Cap             2007   1,900  0.933 - 2.034       1,970       0.78         1.30 - 2.45          3.76 - 4.96
   Opportunity Subaccount                2006   2,696  0.891 - 1.946       2,788       1.96         1.30 - 2.45        22.84 - 24.25
                                         2005   3,461  0.719 - 1.572       2,952       1.45         1.30 - 2.45         9.01 - 10.27
                                         2004   3,639  0.654 - 1.432       2,736       0.95         1.30 - 2.45        15.01 - 16.34
                                         2003   3,772  0.563 - 1.235       2,412       0.96         1.30 - 2.45        14.93 - 32.61

LMPVET Investors Subaccount              2007  10,103  1.231 - 1.684      15,300       1.32         1.30 - 2.60          1.22 - 2.59
   (Class I)                             2006   6,988  1.206 - 1.648      10,538       1.36         1.30 - 2.60        15.18 - 16.76
                                         2005  10,081  1.038 - 1.418      13,243       1.15         1.30 - 2.60          3.82 - 5.12
                                         2004  11,119  0.991 - 1.353      13,956       1.72         1.30 - 2.60          6.95 - 9.58
                                         2003   7,848  0.914 - 1.247       8,915       1.78         1.30 - 2.45         3.71 - 37.38

LMPVET Large Cap Growth                  2007  15,089  1.012 - 1.492      18,196       0.04         1.30 - 2.65        (1.29) - 4.03
   Subaccount (Class I)                  2006  18,872  0.976 - 1.441      22,029       0.15         1.30 - 2.60          1.97 - 3.22
                                         2005  22,842  0.947 - 1.401      26,026       0.13         1.30 - 2.60         2.54 - 11.32
                                         2004  25,639  0.914 - 1.354      28,370       0.36         1.30 - 2.60        (4.25) - 2.20
                                         2003  25,838  0.925 - 1.373      28,800       0.03         1.30 - 2.60         2.47 - 51.84

LMPVET Mid Cap Core                      2007   7,052  1.289 - 1.731      11,884       0.35         1.30 - 2.55        (3.30) - 5.81
   Subaccount (Class I)                  2006   9,314  1.225 - 1.636      14,946       0.52         1.30 - 2.45        12.05 - 13.30
                                         2005  11,236  1.085 - 1.444      15,994       0.61         1.30 - 2.45          5.71 - 6.88
                                         2004  12,312  1.020 - 1.353      16,480         --         1.30 - 2.45         7.75 - 12.30
                                         2003  11,292  0.940 - 1.247      13,921         --         1.30 - 2.45         3.03 - 40.16

LMPVET Multiple Discipline Large Cap     2007      --  1.299 - 1.660          --       0.52         1.30 - 2.60          1.01 - 2.09
   Growth and Value Subaccount (d)       2006   6,468  1.286 - 1.626       9,319       0.72         1.30 - 2.60         9.45 - 10.84
                                         2005   7,888  1.175 - 1.467      10,314       0.59         1.30 - 2.60          0.86 - 2.23
                                         2004   8,334  1.165 - 1.435      10,741       0.94         1.30 - 2.60        (0.68) - 5.36
                                         2003   4,677  1.210 - 1.362       5,793       0.64         1.30 - 2.45         7.86 - 32.88

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
                                                       AS OF DECEMBER 31                    FOR THE YEAR ENDED DECEMBER 31
                                               ---------------------------------  --------------------------------------------------
                                                       UNIT VALUE(1)              INVESTMENT(2)  EXPENSE RATIO(3)   TOTAL RETURN(4)
                                                UNITS    LOWEST TO    NET ASSETS      INCOME         LOWEST TO         LOWEST TO
                                               (000s)   HIGHEST ($)     ($000s)     RATIO (%)       HIGHEST (%)       HIGHEST (%)
                                               ------  -------------  ----------  -------------  ----------------  -----------------
LMPVET Small Cap Growth Subaccount       2007   3,936  1.223 - 1.987       6,926         --         1.30 - 2.60          1.03 - 8.63
   (Class I)                             2006   3,325  1.131 - 1.837       5,376         --         1.30 - 2.60         9.82 - 11.33
                                         2005   6,709  1.021 - 1.657      10,158         --         1.30 - 2.60         2.24 - 13.20
                                         2004   5,790  0.990 - 1.607       8,374         --         1.30 - 2.60         7.76 - 13.58
                                         2003   4,247  0.875 - 1.420       5,231         --         1.30 - 2.60         5.38 - 56.04

LMPVPI All Cap Subaccount (Class I) (a)  2007      --  1.252 - 1.741          --       0.29         1.30 - 2.60          4.52 - 5.01
                                         2006   9,415  1.194 - 1.660      14,437       1.24         1.30 - 2.60        15.13 - 16.57
                                         2005  11,738  1.029 - 1.430      15,483       0.78         1.30 - 2.60          1.38 - 2.74
                                         2004  14,833  1.006 - 1.397      19,251       0.60         1.30 - 2.60          0.57 - 6.90
                                         2003  11,797  0.946 - 1.312      14,207       0.30         1.30 - 2.45         6.26 - 44.49

LMPVPI All Cap Subaccount (Class II)(a)  2007      --  1.271 - 1.287          --       0.04         2.10 - 2.75          4.44 - 4.63
                                         2006     104  1.217 - 1.230         127       2.45         2.10 - 2.75         6.33 - 15.01
                                         2005       2          1.061           2       0.61                2.75                 3.51

LMPVPII Growth and Income                2007      --  1.258 - 1.521          --       0.06         1.85 - 2.45          4.16 - 4.35
   Subaccount (Class I) (a)              2006      44  1.206 - 1.459          60       0.28         1.85 - 2.45         9.67 - 10.43
                                         2005      68  1.095 - 1.326          85       0.37         1.85 - 2.45          1.15 - 1.66
                                         2004      69  1.079 - 1.307          85       0.96         1.85 - 2.45          3.08 - 6.48
                                         2003      68  1.016 - 1.231          77       0.59         1.85 - 2.45         1.74 - 32.51

LMPVPV Small Cap Growth                  2007      --  1.321 - 1.888          --       0.02         1.30 - 2.60          6.41 - 6.83
   Opportunities Subaccount (a)          2006   1,951  1.238 - 1.770       3,117         --         1.30 - 2.60       (3.86) - 11.49
                                         2005   5,039  1.116 - 1.595       7,504         --         1.30 - 2.60          2.23 - 7.45
                                         2004   3,913  1.083 - 1.546       5,611       0.09         1.30 - 2.60        12.66 - 14.08
                                         2003   4,919  0.953 - 1.360       6,374         --         1.30 - 2.60         3.10 - 46.11

LMPVPI Large Cap Growth                  2007      --  1.216 - 1.461          --         --         1.75 - 2.65          3.81 - 4.15
   Subaccount (Class I) (a)              2006     276  1.169 - 1.405         355         --         1.75 - 2.65          1.55 - 2.42
                                         2005     363  1.145 - 1.377         452       0.02         1.75 - 2.65          2.47 - 3.39
                                         2004     495  1.111 - 1.337         585       0.20         1.75 - 2.65      (4.52) - (1.33)
                                         2003     162  1.128 - 1.359         194       0.03         1.85 - 2.45         3.03 - 41.85

LMPVPII Aggressive Growth                2007      --  1.341 - 1.691          --         --         1.75 - 2.45          3.24 - 3.50
   Subaccount (Class I) (a)              2006     529  1.297 - 1.635         811         --         1.75 - 2.45          8.44 - 9.13
                                         2005     581  1.192 - 1.502         836         --         1.75 - 2.45         7.24 - 13.25
                                         2004     537  1.107 - 1.390         716         --         1.75 - 2.45          3.53 - 7.12
                                         2003     292  1.035 - 1.302         366         --         1.85 - 2.45         6.46 - 37.62

LMPVPII Aggressive Growth                2007      --  1.252 - 1.365          --         --         1.85 - 2.55          3.13 - 3.41
   Subaccount (Class II) (a)             2006     558  1.214 - 1.325         728         --         1.75 - 2.55          8.01 - 8.87
                                         2005     600  1.124 - 1.215         723         --         1.85 - 2.55          6.95 - 7.71
                                         2004     510  1.121 - 1.130         573         --         1.75 - 2.45          1.82 - 6.91
                                         2003      13          1.057          13         --                1.75                 2.03

LMPVET Capital and Income                2007  39,370  1.152 - 1.513      54,483       1.08         1.30 - 2.70        (0.72) - 3.99
   Subaccount (Class II)                 2006  49,167  1.123 - 1.455      65,912       1.39         1.30 - 2.70          7.57 - 9.15
                                         2005  64,578  1.044 - 1.333      79,925       1.15         1.30 - 2.70          1.62 - 6.77
                                         2004  69,906  1.112 - 1.296      84,896       0.93         1.30 - 2.60          2.30 - 3.68
                                         2003  42,262  1.087 - 1.250      50,139       0.67         1.30 - 2.60         3.72 - 23.08

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
                                                       AS OF DECEMBER 31                    FOR THE YEAR ENDED DECEMBER 31
                                               ---------------------------------  --------------------------------------------------
                                                       UNIT VALUE(1)              INVESTMENT(2)  EXPENSE RATIO(3)   TOTAL RETURN(4)
                                                UNITS    LOWEST TO    NET ASSETS      INCOME         LOWEST TO         LOWEST TO
                                               (000s)   HIGHEST ($)     ($000s)     RATIO (%)       HIGHEST (%)       HIGHEST (%)
                                               ------  -------------  ----------  -------------  ----------------  -----------------
LMPVIT Adjustable Rate Income            2007   3,025  0.981 - 1.037       3,046       4.03         1.30 - 2.60        (1.21) - 0.10
   Subaccount                            2006   4,065  0.993 - 1.036       4,113       4.20         1.30 - 2.60          1.43 - 2.68
                                         2005   5,124  0.979 - 1.009       5,087       2.97         1.30 - 2.60        (0.31) - 1.10
                                         2004   4,939  0.982 - 0.998       4,896       1.71         1.30 - 2.60      (1.41) - (0.10)
                                         2003     561  0.996 - 1.000         560       0.65         1.30 - 2.60        (0.40) - 0.10

LMPVIT Diversified Strategic Income      2007   8,105  1.119 - 1.316      10,131       4.72         1.30 - 2.60        (0.62) - 0.62
   Subaccount                            2006  10,106  1.126 - 1.308      12,610       5.63         1.30 - 2.60          2.64 - 4.06
                                         2005  12,591  1.097 - 1.257      15,110       5.19         1.30 - 2.60          0.00 - 1.21
                                         2004  14,278  1.097 - 1.242      17,036       5.29         1.30 - 2.60          2.90 - 5.94
                                         2003  11,488  1.055 - 1.178      13,157       7.81         1.30 - 2.60         1.47 - 10.30

LMPVIT High Income Subaccount            2007  10,569  1.146 - 1.489      14,705       7.47         1.30 - 2.60        (2.27) - 0.97
                                         2006  14,538  1.174 - 1.510      20,536       7.01         1.30 - 2.60          8.11 - 9.54
                                         2005  18,520  1.085 - 1.384      24,072       7.59         1.30 - 2.60          0.00 - 1.97
                                         2004  21,164  1.134 - 1.372      27,423       8.78         1.30 - 2.60          0.08 - 9.02
                                         2003  18,563  1.043 - 1.263      22,024      11.23         1.30 - 2.60         0.46 - 25.81

LMPVIT Money Market Subaccount           2007  20,843  1.013 - 1.157      22,252       4.78         1.30 - 2.45          0.58 - 3.58
                                         2006  14,187  0.990 - 1.117      14,864       4.53         1.30 - 2.50          0.10 - 3.23
                                         2005  15,086  0.969 - 1.082      15,322       2.75         1.30 - 2.45          0.31 - 1.50
                                         2004  17,620  0.966 - 1.066      17,818       0.82         1.30 - 2.45      (1.63) - (0.37)
                                         2003  23,357  0.978 - 1.070      23,854       0.66         1.30 - 2.45        (1.50) - 0.00

LMPVPI Total Return Subaccount           2007      --  1.185 - 1.266          --       0.60         1.85 - 2.65          2.50 - 2.76
   (Class II) (a)                        2006     540  1.156 - 1.232         640       4.94         1.85 - 2.65         5.88 - 10.36
                                         2005      96  1.056 - 1.120         107       1.85         1.85 - 2.55          0.45 - 4.83
                                         2004      74  1.099 - 1.107          81       3.07         1.75 - 2.45          4.07 - 6.65
                                         2003      13          1.038          13       0.26                1.75                 0.97

LMPVPIII Large Cap Value Subaccount (a)  2007      --  1.157 - 1.692          --       0.37         1.30 - 2.45          4.87 - 5.20
                                         2006   6,461  1.101 - 1.610       7,998       1.19         1.30 - 2.45        15.36 - 16.76
                                         2005   7,715  0.948 - 1.385       8,234       1.55         1.30 - 2.45          3.99 - 5.06
                                         2004   8,722  0.906 - 1.322       8,890       1.88         1.30 - 2.45          7.96 - 9.29
                                         2003   9,385  0.833 - 1.216       8,757       1.79         1.30 - 2.45        10.68 - 40.26

Lord Abbett Growth and Income            2007      --  1.485 - 1.699          --         --         1.30 - 2.65          3.56 - 3.99
   Subaccount (Class VC) (a)             2006   7,822  1.264 - 1.634      12,355       1.20         1.30 - 2.65         3.06 - 15.80
                                         2005   8,792  1.106 - 1.411      12,083       0.99         1.30 - 2.65          0.56 - 5.33
                                         2004   8,276  1.248 - 1.385      11,267       1.10         1.30 - 2.65         7.65 - 14.37
                                         2003   3,560  1.138 - 1.245       4,404       1.33         1.30 - 2.60         5.47 - 23.29

Lord Abbett Mid-Cap Value Subaccount     2007      --  1.464 - 2.015          --         --         1.30 - 2.70         9.83 - 10.29
   (Class VC) (a)                        2006   9,271  1.333 - 1.827      16,405       0.46         1.30 - 2.70         9.26 - 10.79
                                         2005  11,345  1.220 - 1.649      18,260       0.48         1.30 - 2.70          1.92 - 6.99
                                         2004   8,801  1.159 - 1.543      13,372       0.40         1.30 - 2.65         2.66 - 22.46
                                         2003   3,702  1.153 - 1.260       4,635       1.13         1.30 - 2.60         3.50 - 24.26

MIST Batterymarch Mid-Cap Stock          2007     667  1.403 - 1.722       1,012       0.31         1.75 - 2.65          3.28 - 4.23
   Subaccount (Class A)                  2006     782  1.350 - 1.659       1,141         --         1.75 - 2.65      (5.44) - (4.86)

MIST BlackRock High Yield                2007   1,090  1.155 - 1.422       1,531       9.60         1.64 - 2.54        (3.27) - 0.99
   Subaccount (Class A)                  2006   1,210  1.250 - 1.410       1,688         --         1.75 - 2.65          4.69 - 5.31

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
                                                       AS OF DECEMBER 31                    FOR THE YEAR ENDED DECEMBER 31
                                               ---------------------------------  --------------------------------------------------
                                                       UNIT VALUE(1)              INVESTMENT(2)  EXPENSE RATIO(3)   TOTAL RETURN(4)
                                                UNITS    LOWEST TO    NET ASSETS      INCOME         LOWEST TO         LOWEST TO
                                               (000s)   HIGHEST ($)     ($000s)     RATIO (%)       HIGHEST (%)       HIGHEST (%)
                                               ------  -------------  ----------  -------------  ----------------  -----------------
MIST BlackRock Large-Cap Core
   Subaccount (Class E) (b)              2007   2,091  0.983 - 1.711       2,515         --         1.30 - 2.65        (0.83) - 0.10

MIST BlackRock Large-Cap Core            2007      --  0.983 - 1.713          --       0.69         1.30 - 2.65          4.50 - 5.03
   Subaccount (Class A) (a)              2006   2,664  0.938 - 1.635       3,068         --         1.30 - 2.65          5.15 - 6.12

MIST Dreman Small-Cap Value              2007     605  1.291 - 1.334         795         --         1.30 - 2.55      (6.45) - (1.58)
   Subaccount (Class A)                  2006     355  1.339 - 1.365         478       0.82         1.30 - 2.45         5.93 - 13.75

MIST Harris Oakmark International        2007   5,102  1.480 - 1.912       9,038       0.91         1.29 - 2.54      (9.26) - (2.14)
   Subaccount (Class A)                  2006   4,862  1.626 - 1.962       8,865         --         1.26 - 2.41         9.56 - 10.42

MIST Janus Forty Subaccount (Class A)    2007   1,208  1.661 - 2.111       2,210       0.14         1.30 - 2.45        27.30 - 28.73
                                         2006     640  1.300 - 1.646         933         --         1.30 - 2.45          1.73 - 2.75

MIST Lazard Mid-Cap Subaccount
   (Class B) (b)                         2007     290  1.090 - 1.122         321         --         1.30 - 2.45    (12.87) - (12.21)

MIST Legg Mason Partners Managed         2007      51  1.226 - 1.249          63       1.50         1.75 - 2.25          0.99 - 4.52
   Assets Subaccount (Class A)           2006      18  1.183 - 1.195          21         --         1.75 - 2.15          5.34 - 5.57

MIST Lord Abbett Bond Debenture          2007   1,516  1.281 - 1.460       2,173       5.62         1.75 - 2.65          4.06 - 5.02
   Subaccount (Class A)                  2006   1,746  1.231 - 1.396       2,393         --         1.75 - 2.65          4.06 - 4.71

MIST Lord Abbett Growth and Income       2007  27,540  1.078 - 1.104      30,053       0.67         1.30 - 2.70        (2.16) - 2.41
   Subaccount (Class B)                  2006  22,966  1.068 - 1.078      24,644         --         1.30 - 2.70          6.69 - 7.69

MIST Lord Abbett Mid-Cap Value           2007  12,863  1.043 - 1.067      13,558       0.03         1.30 - 2.65     (10.78) - (0.56)
   Subaccount (Class B)                  2006     324  1.067 - 1.074         346         --         1.30 - 2.25         5.41 - 12.99

MIST Met/AIM Capital Appreciation        2007   3,460  1.072 - 1.591       4,104       0.09         1.30 - 2.60         9.01 - 10.44
   Subaccount (Class A)                  2006   3,740  0.973 - 1.446       4,068       0.18         1.30 - 2.60      (1.89) - (1.00)

MIST Met/AIM Capital Appreciation
   Subaccount (Class E) (b)              2007     422  1.217 - 1.310         544         --         1.85 - 2.45          2.49 - 2.91

MIST Met/AIM Small Cap Growth            2007     167  1.361 - 1.393         230         --         1.70 - 2.60          2.06 - 9.51
   Subaccount (Class A)                  2006      83  1.254 - 1.272         105         --         1.70 - 2.60        (1.42) - 7.07

MIST MFS Emerging Markets Equity
   Subaccount (Class A) (b)              2007      39  2.912 - 3.505         116         --         1.85 - 2.45        24.51 - 25.00

MIST MFS Research International
   Subaccount (Class B) (b)              2007   2,494  1.580 - 2.247       4,938         --         1.30 - 2.55        (3.39) - 4.69

MIST MFS Value Subaccount                2007   3,034  1.440 - 1.501       4,464         --         1.30 - 2.55          4.42 - 6.23
   (Class A)                             2006   2,788  1.371 - 1.413       3,880       1.39         1.30 - 2.55         9.78 - 10.74

MIST Neuberger Berman Real Estate        2007   2,806  1.005 - 1.028       2,851       1.10         1.30 - 2.65     (24.83) - (5.80)
   Subaccount (Class A)                  2006   3,564  1.212 - 1.223       4,335         --         1.30 - 2.65         5.01 - 21.93

MIST Oppenheimer Capital Appreciation    2007     203  1.116 - 1.129         229         --         1.85 - 2.55       (3.52) - 12.23
   Subaccount (Class B)                  2006     230  1.001 - 1.006         231         --         1.85 - 2.55         0.70 - 11.07

5. FINANCIAL HIGHLIGHTS

                                                       AS OF DECEMBER 31                    FOR THE YEAR ENDED DECEMBER 31
                                               ---------------------------------  --------------------------------------------------
                                                       UNIT VALUE(1)              INVESTMENT(2)  EXPENSE RATIO(3)   TOTAL RETURN(4)
                                                UNITS    LOWEST TO    NET ASSETS      INCOME         LOWEST TO         LOWEST TO
                                               (000s)   HIGHEST ($)     ($000s)     RATIO (%)       HIGHEST (%)       HIGHEST (%)
                                               ------  -------------  ----------  -------------  ----------------  -----------------
MIST PIMCO Inflation Protected Bond
   Subaccount (Class A) (b)              2007   9,252  1.119 - 1.228      11,063         --         1.30 - 2.65          5.56 - 6.50

MIST Pioneer Fund Subaccount             2007     763  1.305 - 1.657       1,220       0.98         1.30 - 2.60        (1.73) - 3.63
   (Class A)                             2006   1,055  1.421 - 1.599       1,647         --         1.30 - 2.60          6.84 - 7.75

MIST Pioneer Mid-Cap Value Subaccount    2007      --  1.251 - 1.278          --       0.47         1.30 - 2.45        10.11 - 10.48
   (Class A) (a)                         2006     142  1.136 - 1.157         163       0.19         1.30 - 2.45         1.06 - 14.29

MIST Pioneer Strategic Income            2007   2,752  1.088 - 1.239       3,328       0.69         1.30 - 2.55        (0.25) - 5.27
   Subaccount (Class A)                  2006   2,988  1.044 - 1.177       3,466       5.33         1.30 - 2.45          2.97 - 3.79

MIST Third Avenue Small Cap Value        2007  11,393  0.965 - 0.987      11,122       0.57         1.30 - 2.65      (5.58) - (4.27)
   Subaccount (Class B)                  2006   6,636  1.022 - 1.031       6,806         --         1.30 - 2.65          1.89 - 2.79

MSF BlackRock Aggressive Growth          2007   4,011  1.007 - 1.822       4,722         --         1.30 - 2.70        17.21 - 18.87
   Subaccount (Class D)                  2006   5,128  0.854 - 1.540       5,078         --         1.30 - 2.70      (3.09) - (2.21)

MSF BlackRock Bond Income                2007   1,942  1.073 - 1.208       2,246       3.29         1.75 - 2.65          3.57 - 4.41
   Subaccount (Class A)                  2006   2,154  1.036 - 1.157       2,396         --         1.75 - 2.65          3.08 - 3.77

MSF BlackRock Bond Income                2007  10,354  1.070 - 1.321      12,284       3.24         1.30 - 2.55          3.50 - 4.76
   Subaccount (Class E)                  2006  12,668  1.042 - 1.261      14,433         --         1.30 - 2.45          3.23 - 3.96

MSF BlackRock Money Market               2007   2,696  1.020 - 1.054       2,786       4.94         1.75 - 2.75          0.38 - 3.33
   Subaccount (Class A)                  2006   2,162  0.995 - 1.020       2,174       3.30         1.75 - 2.75          1.19 - 2.11

MSF Capital Guardian U.S. Equity         2007   2,637  0.731 - 1.352       2,247       0.40         1.30 - 2.45      (6.23) - (1.45)
   Subaccount (Class A)                  2006   2,490  0.743 - 1.377       2,151         --         1.30 - 2.45          2.22 - 4.04

MSF FI Large Cap Subaccount              2007   9,922  0.818 - 1.414       9,526       0.17         1.30 - 2.65          1.26 - 2.58
   (Class A)                             2006  12,353  0.799 - 1.384      11,510         --         1.30 - 2.65          0.63 - 1.62

MSF FI Value Leaders Subaccount          2007   8,007  1.246 - 1.511      11,532       0.85         1.30 - 2.65          1.37 - 2.77
   (Class D)                             2006   9,944  1.218 - 1.477      14,010         --         1.30 - 2.65          1.86 - 2.76

MSF MetLife Aggressive Allocation        2007   1,022  1.060 - 1.083       1,092       0.07         1.30 - 2.55          0.38 - 1.98
   Subaccount (Class B)                  2006     923  1.054 - 1.062         976         --         1.30 - 2.55         5.19 - 12.03

MSF MetLife Conservative Allocation      2007   1,630  1.071 - 1.089       1,753         --         1.30 - 2.25          2.47 - 4.21
   Subaccount (Class B)                  2006     365  1.037 - 1.043         380         --         1.55 - 2.40          3.60 - 4.20

MSF MetLife Conservative to Moderate     2007     490  1.067 - 1.088         526         --         1.30 - 2.45          1.12 - 3.72
   Allocation Subaccount (Class B)       2006     541  1.043 - 1.048         565         --         1.80 - 2.45        (0.67) - 7.73

MSF MetLife Moderate Allocation          2007   5,467  1.064 - 1.088       5,874       0.01         1.30 - 2.65        (3.58) - 2.93
   Subaccount (Class B)                  2006   3,903  1.048 - 1.057       4,101         --         1.30 - 2.55         1.74 - 10.01

MSF MetLife Moderate to Aggressive       2007   6,804  1.065 - 1.088       7,320       0.03         1.30 - 2.60          1.14 - 2.45
   Allocation Subaccount (Class B)       2006   6,103  1.052 - 1.062       6,449         --         1.30 - 2.60         4.99 - 11.81

MSF MFS Total Return Subaccount
   (Class B) (b)                         2007     116  0.973 - 0.974         113         --         2.35 - 2.50        (0.41) - 0.41

5. FINANCIAL HIGHLIGHTS

                                                       AS OF DECEMBER 31                    FOR THE YEAR ENDED DECEMBER 31
                                               ---------------------------------  --------------------------------------------------
                                                       UNIT VALUE(1)              INVESTMENT(2)  EXPENSE RATIO(3)   TOTAL RETURN(4)
                                                UNITS    LOWEST TO    NET ASSETS      INCOME         LOWEST TO         LOWEST TO
                                               (000s)   HIGHEST ($)     ($000s)     RATIO (%)       HIGHEST (%)       HIGHEST (%)
                                               ------  -------------  ----------  -------------  ----------------  -----------------
MSF MFS Total Return Subaccount          2007  36,517  1.124 - 1.554      52,316       2.00         1.30 - 2.65          1.41 - 2.85
   (Class F)                             2006  43,909  1.104 - 1.511      61,560         --         1.30 - 2.65          6.13 - 7.09

MSF Oppenheimer Global Equity            2007   6,961  1.080 - 1.105       7,596       0.89         1.30 - 2.65          2.14 - 4.94
   Subaccount (Class B)                  2006   7,601  1.044 - 1.053       7,964         --         1.24 - 2.59         4.82 - 16.19

MSF T. Rowe Price Large Cap Growth       2007   4,784  1.132 - 1.154       5,494       0.21         1.30 - 2.45          1.87 - 7.75
   Subaccount (Class B)                  2006   6,288  1.063 - 1.071       6,722         --         1.30 - 2.45          6.51 - 7.31

MSF Western Asset Management High        2007      --  1.164 - 1.196          --      10.26         1.75 - 2.65          3.47 - 3.73
   Yield Bond Subaccount (Class A) (a)   2006     181  1.125 - 1.153         207         --         1.75 - 2.65          5.44 - 6.17

MSF Western Asset Management U.S.        2007      69  1.073 - 1.101          75       2.72         1.60 - 2.40          1.86 - 2.71
   Government Subaccount (Class A)       2006      70  1.053 - 1.077          74         --         1.60 - 2.40          2.87 - 3.38

PIMCO VIT Real Return Subaccount         2007      --  1.059 - 1.153          --       1.55         1.30 - 2.65          1.63 - 2.13
   (Administrative Class) (a)            2006  11,166  1.042 - 1.129      12,325       4.22         1.30 - 2.65      (1.91) - (0.62)
                                         2005  13,461  1.061 - 1.136      15,024       2.78         1.30 - 2.65        (0.63) - 0.80
                                         2004  12,333  1.066 - 1.127      13,747       1.04         1.30 - 2.65          5.21 - 7.44
                                         2003   5,346  1.041 - 1.049       5,580       0.50         1.30 - 2.60        (1.13) - 5.12

PIMCO VIT Total Return Subaccount        2007  40,334  1.112 - 1.355      49,313       4.80         1.30 - 2.70          5.80 - 7.37
   (Administrative Class)                2006  48,442  1.051 - 1.262      55,490       4.41         1.30 - 2.70          1.06 - 2.52
                                         2005  57,303  1.039 - 1.231      64,250       3.40         1.30 - 2.70        (1.14) - 1.07
                                         2004  59,889  1.043 - 1.218      67,209       1.89         1.30 - 2.65          1.55 - 3.57
                                         2003  51,348  1.022 - 1.176      56,496       2.78         1.30 - 2.60        (1.14) - 3.70

Pioneer America Income VCT               2007      --  1.029 - 1.062          --       3.96         1.85 - 2.75          2.73 - 3.51
   Subaccount (Class II) (d)             2006     279  1.001 - 1.026         283       4.44         1.85 - 2.75        (0.69) - 1.28
                                         2005     263  1.000 - 1.020         265       4.45         1.85 - 2.75      (1.07) - (0.10)
                                         2004     218  1.007 - 1.014         220       4.04         1.85 - 2.45        (0.89) - 1.00

Pioneer Bond VCT Subaccount
   (Class II) (c)                        2007     220  1.090 - 1.091         240       0.64         1.85 - 2.75          9.00 - 9.10

Pioneer Cullen Value VCT Subaccount      2007     225  1.288 - 1.320         294       0.79         1.85 - 2.75          3.54 - 4.43
   (Class II)                            2006     230  1.244 - 1.264         289       0.16         1.85 - 2.75         8.86 - 14.68
                                         2005     130  1.092 - 1.097         143         --         2.10 - 2.75         4.78 - 10.71

Pioneer Emerging Markets VCT             2007      99  3.162 - 3.294         323       0.35         1.85 - 2.75         3.09 - 41.66
   Subaccount (Class II)                 2006     106  2.282 - 2.356         246       0.30         1.85 - 2.75        31.83 - 33.03
                                         2005     108  1.731 - 1.771         190       0.49         1.85 - 2.75        28.99 - 35.09
                                         2004      80  1.302 - 1.311         104       0.36         1.85 - 2.45        11.00 - 24.62

Pioneer Equity Income VCT                2007     646  1.349 - 1.485         937       2.30         1.85 - 2.55      (2.03) - (1.33)
   Subaccount (Class II)                 2006     622  1.377 - 1.505         917       2.32         1.85 - 2.55        19.11 - 19.92
                                         2005     700  1.156 - 1.255         864       2.18         1.85 - 2.55        (0.52) - 4.28
                                         2004     560  1.204 - 1.212         676       2.11         1.85 - 2.45        10.56 - 15.10

Pioneer Equity Opportunity VCT
   Subaccount (Class II) (d)             2007      --  1.274 - 1.285          --         --         1.85 - 2.25      (0.62) - (0.54)

5. FINANCIAL HIGHLIGHTS

                                                       AS OF DECEMBER 31                    FOR THE YEAR ENDED DECEMBER 31
                                               ---------------------------------  --------------------------------------------------
                                                       UNIT VALUE(1)              INVESTMENT(2)  EXPENSE RATIO(3)   TOTAL RETURN(4)
                                                UNITS    LOWEST TO    NET ASSETS      INCOME         LOWEST TO         LOWEST TO
                                               (000s)   HIGHEST ($)     ($000s)     RATIO (%)       HIGHEST (%)       HIGHEST (%)
                                               ------  -------------  ----------  -------------  ----------------  -----------------
Pioneer Fund VCT Subaccount              2007     792  1.303 - 1.401       1,090       1.09         1.85 - 2.55          0.00 - 2.86
   (Class II)                            2006     425  1.337 - 1.367         573       1.09         1.85 - 2.45        13.50 - 14.39
                                         2005     458  1.178 - 1.195         543       1.13         1.85 - 2.45          3.42 - 4.09
                                         2004     343  1.139 - 1.148         392       1.18         1.75 - 2.45         7.30 - 10.42
                                         2003      13          1.053          13         --                1.75                 1.64

Pioneer Global High Yield VCT            2007     275  1.124 - 1.152         314       8.25         1.85 - 2.75        (0.71) - 0.26
   Subaccount (Class II)                 2006      87  1.132 - 1.149          99       7.29         1.85 - 2.75          0.18 - 9.95
                                         2005      14  1.039 - 1.045          14       3.60         1.85 - 2.75          1.75 - 2.87

Pioneer High Yield VCT Subaccount        2007     740  1.153 - 1.192         872       5.07         1.85 - 2.65        (2.54) - 3.65
   (Class II)                            2006     896  1.129 - 1.154       1,023       5.30         1.85 - 2.75          5.59 - 6.46
                                         2005     990  1.069 - 1.084       1,067       5.23         1.85 - 2.75      (0.74) - (0.09)
                                         2004     733  1.077 - 1.085         792       5.03         1.75 - 2.45          2.87 - 5.85
                                         2003      13          1.025          13       0.14                1.75                 0.39

Pioneer Ibbotson Aggressive Allocation   2007     361  1.237 - 1.260         450       1.20         1.85 - 2.55          2.57 - 3.28
   VCT Subaccount (Class II)             2006     361  1.206 - 1.220         438       0.24         1.85 - 2.55         7.45 - 14.99
                                         2005      83  1.083 - 1.084          90         --         2.10 - 2.35        (0.46) - 2.56

Pioneer Ibbotson Growth Allocation VCT   2007   6,796  1.089 - 1.229       8,176       1.01         1.85 - 2.90          0.50 - 3.80
   Subaccount (Class II)                 2006   2,345  1.060 - 1.184       2,714       0.17         1.85 - 2.90         0.09 - 10.29
                                         2005      98  1.065 - 1.069         104         --         2.10 - 2.75          2.99 - 3.10

Pioneer Ibbotson Moderate Allocation     2007   6,287  1.077 - 1.182       7,316       1.02         1.85 - 2.85          2.67 - 3.78
   VCT Subaccount (Class II)             2006   3,495  1.049 - 1.139       3,945       0.21         1.85 - 2.85        (0.29) - 9.01
                                         2005     194  1.044 - 1.049         203         --         1.85 - 2.75          0.00 - 4.50

Pioneer Independence VCT Subaccount      2007      92  1.139 - 1.229         108         --         1.85 - 2.55          4.68 - 5.40
   (Class II)                            2006      85  1.085 - 1.166          95         --         1.85 - 2.55         6.26 - 12.32
                                         2005      22  1.075 - 1.087          23       0.59         2.25 - 2.55          0.09 - 0.93
                                         2004      21  1.068 - 1.070          23         --         2.25 - 2.45         2.39 - 11.02

Pioneer International Value VCT          2007     100  1.720 - 1.922         190       0.32         1.85 - 2.75        10.19 - 11.16
   Subaccount (Class II)                 2006      86  1.561 - 1.729         147       0.25         1.85 - 2.75         4.66 - 19.86
                                         2005      30  1.309 - 1.425          43       0.06         2.25 - 2.75        12.65 - 17.82
                                         2004      29          1.265          36       0.41                2.25                15.74

Pioneer Mid Cap Value VCT Subaccount     2007     270  1.338 - 1.514         391       0.59         1.85 - 2.75          2.45 - 3.42
   (Class II)                            2006     252  1.306 - 1.464         354         --         1.85 - 2.75         9.29 - 10.24
                                         2005     304  1.195 - 1.328         391       0.18         1.85 - 2.75        (0.50) - 6.62
                                         2004     114  1.249 - 1.257         143       0.30         1.85 - 2.45        12.61 - 19.64

Pioneer Oak Ridge Large Cap Growth       2007     321  1.160 - 1.243         392       0.19         1.85 - 2.75          5.16 - 6.15
   VCT Subaccount (Class II)             2006     347  1.098 - 1.171         401       0.03         1.85 - 2.75        (0.72) - 0.86
                                         2005     357  1.124 - 1.161         413       0.15         1.85 - 2.75         5.79 - 12.41
                                         2004     177  1.089 - 1.093         193         --         1.85 - 2.25         4.81 - 12.59

Pioneer Real Estate Shares VCT           2007     144  1.535 - 1.665         234       2.60         1.85 - 2.55    (21.16) - (20.60)
   Subaccount (Class II)                 2006     151  1.947 - 2.097         309       2.42         1.85 - 2.55        20.63 - 33.99
                                         2005     134  1.463 - 1.565         206       3.46         1.85 - 2.55         3.83 - 12.75
                                         2004      54  1.378 - 1.388          74       3.27         1.85 - 2.45        20.88 - 22.18

5. FINANCIAL HIGHLIGHTS

                                                       AS OF DECEMBER 31                    FOR THE YEAR ENDED DECEMBER 31
                                               ---------------------------------  --------------------------------------------------
                                                       UNIT VALUE(1)              INVESTMENT(2)  EXPENSE RATIO(3)   TOTAL RETURN(4)
                                                UNITS    LOWEST TO    NET ASSETS      INCOME         LOWEST TO         LOWEST TO
                                               (000s)   HIGHEST ($)     ($000s)     RATIO (%)       HIGHEST (%)       HIGHEST (%)
                                               ------  -------------  ----------  -------------  ----------------  -----------------
Pioneer Small and Mid Cap Growth VCT     2007      --  1.349 - 1.373          --         --         1.85 - 2.35        17.51 - 17.96
   Subaccount (Class II) (d)             2006      75  1.148 - 1.164          87         --         1.85 - 2.35          5.32 - 5.82
                                         2005      75  1.090 - 1.100          82         --         1.85 - 2.35          2.16 - 6.31
                                         2004      18  1.067 - 1.071          19         --         1.85 - 2.35          2.59 - 5.75

Pioneer Small Cap Value VCT              2007     171  1.257 - 1.392         233       0.49         1.85 - 2.55      (9.55) - (8.90)
   Subaccount (Class II)                 2006     186  1.389 - 1.528         279         --         1.85 - 2.55         9.38 - 12.11
                                         2005     204  1.249 - 1.363         274         --         1.85 - 2.55          2.97 - 9.04
                                         2004      81  1.242 - 1.250         101         --         1.85 - 2.45        13.47 - 20.23

Pioneer Strategic Income VCT             2007   1,208  1.167 - 1.208       1,436       5.15         1.85 - 2.75          3.27 - 4.23
   Subaccount (Class II)                 2006   1,259  1.130 - 1.159       1,444       5.13         1.85 - 2.75          1.98 - 4.23
                                         2005     942  1.093 - 1.112       1,040       5.57         1.85 - 2.75        (0.81) - 1.75
                                         2004     692  1.098 - 1.105         762       5.00         1.85 - 2.45          5.37 - 6.47

Pioneer Value VCT Subaccount             2007      --  1.233 - 1.346          --       2.76         1.85 - 2.55      (0.72) - (0.07)
   (Class II) (d)                        2006     366  1.242 - 1.347         484       0.22         1.85 - 2.55        10.13 - 12.91
                                         2005     340  1.107 - 1.193         399       0.08         1.85 - 2.55        (0.81) - 2.76
                                         2004     233  1.153 - 1.161         269       0.03         1.85 - 2.45          4.42 - 8.24

Putnam VT Discovery Growth               2007     125  0.964 - 1.598         156         --         1.30 - 2.25          7.90 - 8.89
   Subaccount (Class IB)                 2006     158  0.887 - 1.515         184         --         1.30 - 2.25          8.58 - 9.62
                                         2005     229  0.811 - 1.387         239         --         1.30 - 2.25          4.84 - 5.94
                                         2004     461  0.768 - 1.315         494         --         1.30 - 2.25          5.17 - 6.18
                                         2003     502  0.725 - 1.244         499         --         1.30 - 2.25        23.70 - 30.36

Putnam VT International Equity           2007      --  1.512 - 2.152          --       2.90         1.30 - 2.45          7.98 - 8.33
   Subaccount (Class IB) (a)             2006   2,558  1.397 - 1.989       4,495       0.62         1.30 - 2.45        11.15 - 26.07
                                         2005   2,421  1.111 - 1.584       3,425       1.47         1.30 - 2.45         9.48 - 10.85
                                         2004   2,574  1.005 - 1.436       3,323       1.49         1.30 - 2.45         7.08 - 14.92
                                         2003   2,562  0.879 - 1.257       2,895       0.55         1.30 - 2.45        22.80 - 37.98

Putnam VT Small Cap Value                2007      --  1.514 - 2.311          --       0.53         1.30 - 2.60          6.41 - 6.93
   Subaccount (Class IB) (a)             2006   3,863  1.422 - 2.164       7,989       0.34         1.30 - 2.60        14.35 - 15.74
                                         2005   4,709  1.243 - 1.877       8,487       0.18         1.30 - 2.60          4.28 - 7.93
                                         2004   4,591  1.507 - 1.783       7,923       0.35         1.30 - 2.60        22.93 - 24.58
                                         2003   3,941  1.215 - 1.439       5,469       0.25         1.30 - 2.60         9.22 - 54.65

Van Kampen LIT Comstock                  2007   2,442  1.113 - 1.586       3,531       1.62         1.75 - 2.65      (4.91) - (4.07)
   Subaccount (Class II)                 2006   2,880  1.166 - 1.659       4,377       1.35         1.75 - 2.65        13.08 - 14.11
                                         2005   3,546  1.028 - 1.461       4,762       0.96         1.75 - 2.65          1.38 - 4.37
                                         2004   3,714  1.127 - 1.433       4,863       0.69         1.75 - 2.65        13.09 - 15.26
                                         2003   2,528  0.979 - 1.247       2,788       0.43         1.85 - 2.45         1.55 - 31.02

Van Kampen LIT Enterprise                2007      80  1.102 - 1.466          97       0.17         1.85 - 2.25         9.95 - 10.30
   Subaccount (Class II)                 2006      89  1.000 - 1.332         100       0.19         1.85 - 2.25          4.41 - 4.88
                                         2005     108  0.956 - 1.275         117       0.47         1.85 - 2.25          5.48 - 5.94
                                         2004      98  0.904 - 1.207          98       0.14         1.85 - 2.25          1.52 - 3.78
                                         2003      85  0.889 - 1.187          80       0.32         1.85 - 2.25         8.68 - 23.51

5. FINANCIAL HIGHLIGHTS

                                                       AS OF DECEMBER 31                    FOR THE YEAR ENDED DECEMBER 31
                                               ---------------------------------  --------------------------------------------------
                                                       UNIT VALUE(1)              INVESTMENT(2)  EXPENSE RATIO(3)   TOTAL RETURN(4)
                                                UNITS    LOWEST TO    NET ASSETS      INCOME         LOWEST TO         LOWEST TO
                                               (000s)   HIGHEST ($)     ($000s)     RATIO (%)       HIGHEST (%)       HIGHEST (%)
                                               ------  -------------  ----------  -------------  ----------------  -----------------
Van Kampen LIT Strategic Growth          2007   4,939  0.873 - 1.560       4,900       0.05         1.30 - 2.60        13.89 - 15.41
   Subaccount (Class I)                  2006   6,396  0.758 - 1.357       5,493         --         1.30 - 2.60          0.25 - 1.58
                                         2005   7,611  0.749 - 1.342       6,449       0.28         1.30 - 2.60          5.17 - 6.48
                                         2004   9,178  0.704 - 1.264       7,243         --         1.30 - 2.60          3.29 - 8.69
                                         2003   9,929  0.668 - 1.201       7,282         --         1.30 - 2.60         0.33 - 28.77

1 The Company sells a number of variable annuity products which have unique combinations of features and fees that are charged against the contract owner's account balance. Differences in the fee structures result in a variety of unit values, expense ratios, and total returns.

2 These amounts represent the dividends, excluding distributions of capital gains, received by the Subaccount from the underlying portfolio, series, or fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense risk charges, that are assessed against contract owner accounts either through reductions in the unit values or the redemption of units. The investment income ratio is calculated for each period indicated or from the effective date through the end of the reporting period. The recognition of investment income by the Subaccount is affected by the timing of the declaration of dividends by the underlying portfolio, series, or fund in which the Subaccount invests.

3 These amounts represent the annualized contract expenses of the Separate Account, consisting primarily of mortality and expense risk charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying portfolio, series, or fund have been excluded.

4 These amounts represent the total return for the period indicated, including changes in the value of the underlying portfolio, series, or fund, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. The total return is calculated for each period indicated or from the effective date through the end of the reporting period. As the total return is presented as a range of minimum to maximum values, based on the product grouping representing the minimum and maximum expense ratio amounts, some individual contract total returns are not within the ranges presented.

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period November 12, 2007 to December 31, 2007.

(d)  For the period January 1, 2007 to November 9, 2007.

                     This page is intentionally left blank.

6. SCHEDULES OF ACCUMULATION AND ANNUITY UNITS

   FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                           AIM V.I. MID CAP
                              CORE EQUITY    AIM V.I. CAPITAL APPRECIATION  AIM V.I. CORE EQUITY
                              SUBACCOUNT               SUBACCOUNT                SUBACCOUNT
                              (SERIES II)             (SERIES II)                (SERIES I)
                           ----------------  -----------------------------  --------------------
                            2007      2006         2007 (a)    2006          2007 (a)    2006
                           -------  -------        --------  -------         --------  --------
Accumulation and
   annuity units
   beginning of year       262,671  255,024         458,890  240,879          734,358        --
Accumulation units issued
   and transferred from
   other funding options     4,731   17,929         (23,020) 241,026            4,156   882,228
Accumulation units
   redeemed and
   transferred to other
   funding options          (9,822) (10,282)       (435,870) (23,015)        (738,514) (147,870)
Annuity units                   --       --              --       --               --        --
                           -------  -------        --------  -------         --------   -------
Accumulation and annuity
   units end of year       257,580  262,671              --  458,890               --   734,358
                           =======  =======        ========  =======         ========   =======

                           CREDIT SUISSE TRUST  DREYFUS VIF APPRECIATION  DREYFUS VIF DEVELOPING LEADERS
                             EMERGING MARKETS          SUBACCOUNT                   SUBACCOUNT
                                SUBACCOUNT          (INITIAL SHARES)             (INITIAL SHARES)
                           -------------------  ------------------------  ------------------------------
                            2007 (a)   2006          2007     2006               2007       2006
                            --------  ------       --------  -------           --------  ---------
Accumulation and
   annuity units
   beginning of year         46,867   55,803        437,105  464,982            957,875  1,250,182
Accumulation units issued
   and transferred from
   other funding options        248      574          8,700   25,490             33,847     21,033
Accumulation units
   redeemed and
   transferred to other
   funding options          (47,115)  (9,510)      (144,518) (53,367)          (182,948)  (313,340)
Annuity units                    --       --             --       --                 --         --
                            -------   ------       --------  -------           --------   --------
Accumulation and annuity
   units end of year             --   46,867        301,287  437,105            808,774    957,875
                            =======   ======       ========  =======           ========   ========

                                AMERICAN FUNDS                                     AMERICAN FUNDS
                                GLOBAL GROWTH         AMERICAN FUNDS GROWTH         GROWTH-INCOME
                                  SUBACCOUNT               SUBACCOUNT                SUBACCOUNT
                                  (CLASS 2)                 (CLASS 2)                 (CLASS 2)
                           -----------------------  ------------------------  ------------------------
                               2007        2006         2007         2006         2007         2006
                           -----------  ----------  -----------  -----------  -----------  -----------
Accumulation and
   annuity units
   beginning of year        25,747,129  25,192,945   66,299,825   69,340,330   69,039,294   74,385,817
Accumulation units issued
   and transferred from
   other funding options     2,470,718   3,736,844    6,504,378    8,021,053    3,314,686    6,657,902
Accumulation units
   redeemed and
   transferred to other
   funding options          (5,052,401) (3,182,660) (20,033,421) (11,061,558) (17,343,656) (12,004,425)
Annuity units                   (9,139)         --      (10,132)          --       (8,506)          --
                            ----------  ----------   ----------   ----------   ----------   ----------
Accumulation and annuity
   units end of year        23,156,307  25,747,129   52,760,650   66,299,825   55,001,818   69,039,294
                            ==========  ==========   ==========   ==========   ==========   ==========

                                                                             FIDELITY VIP DYNAMIC CAPITAL
                           FIDELITY VIP CONTRAFUND  FIDELITY VIP CONTRAFUND          APPRECIATION
                                 SUBACCOUNT                SUBACCOUNT                 SUBACCOUNT
                              (SERVICE CLASS 2)         (SERVICE CLASS)            (SERVICE CLASS 2)
                           -----------------------  -----------------------  ----------------------------
                               2007        2006        2007        2006             2007     2006
                           -----------  ---------   ----------  ----------        -------  --------
Accumulation and
   annuity units
   beginning of year         2,449,071  2,472,196   10,236,228  10,190,628        285,792   295,842
Accumulation units issued
   and transferred from
   other funding options       259,487    423,939    1,177,826   2,637,288             95   118,929
Accumulation units
   redeemed and
   transferred to other
   funding options            (543,323)  (447,064)  (2,871,917) (2,591,688)       (33,285) (128,979)
Annuity units                       --         --       (7,065)         --             --        --
                             ---------  ---------    ---------  ----------        -------   -------
Accumulation and annuity
   units end of year         2,165,235  2,449,071    8,535,072  10,236,228        252,602   285,792
                             =========  =========    =========  ==========        =======   =======

6. SCHEDULE OF ACCUMULATION AND ANNUITY UNITS

   FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                                                   FTVIPT FRANKLIN INCOME  FTVIPT FRANKLIN RISING
                            FIDELITY VIP MID CAP         SECURITIES         DIVIDENDS SECURITIES
                                 SUBACCOUNT              SUBACCOUNT              SUBACCOUNT
                              (SERVICE CLASS 2)           (CLASS 2)               (CLASS 2)
                           ----------------------  ----------------------  ----------------------
                              2007        2006        2007        2006       2007     2006
                           ----------  ----------  ----------  ----------  -------  --------
Accumulation and
   annuity units
   beginning of year       10,252,758  10,976,841   2,849,415   1,130,035  840,998   912,332
Accumulation units issued
   and transferred from
   other funding options      478,773   1,730,961   3,381,310   3,176,358   29,265   101,075
Accumulation units
   redeemed and
   transferred to other
   funding options         (2,136,225) (2,455,044) (1,010,010) (1,456,978) (52,631) (172,409)
Annuity units                  (4,757)         --     (50,337)         --       --        --
                           ----------  ----------   ---------   ---------  -------   -------
Accumulation and annuity
   units end of year        8,590,549  10,252,758   5,170,378   2,849,415  817,632   840,998
                           ==========  ==========   =========   =========  =======   =======

                           JANUS ASPEN GLOBAL LIFE  JANUS ASPEN GLOBAL
                                   SCIENCES             TECHNOLOGY      JANUS ASPEN MID CAP GROWTH
                                  SUBACCOUNT            SUBACCOUNT              SUBACCOUNT
                               (SERVICE SHARES)      (SERVICE SHARES)        (SERVICE SHARES)
                           -----------------------  ------------------  --------------------------
                                 2007    2006          2007     2006         2007        2006
                               -------  ------        ------  -------     ----------  ---------
Accumulation and
   annuity units
   beginning of year            36,153  44,081        80,516  103,306      4,255,631  4,870,827
Accumulation units issued
   and transferred from
   other funding options           360     822         5,048   17,279        290,183     63,578
Accumulation units
   redeemed and
   transferred to other
   funding options             (14,455) (8,750)       (8,321) (40,069)    (1,097,240)  (678,774)
Annuity units                       --      --            --       --             --         --
                               -------  ------        ------  -------     ----------  ---------
Accumulation and annuity
   units end of year            22,058  36,153        77,243   80,516      3,448,574  4,255,631
                               =======  ======        ======  =======     ==========  =========

                                FTVIPT FRANKLIN
                             SMALL-MID CAP GROWTH   FTVIPT TEMPLETON DEVELOPING  FTVIPT TEMPLETON FOREIGN
                                  SECURITIES            MARKETS SECURITIES              SECURITIES
                                  SUBACCOUNT                SUBACCOUNT                  SUBACCOUNT
                                   (CLASS 2)                 (CLASS 2)                   (CLASS 2)
                           -----------------------  ---------------------------  ------------------------
                               2007        2006           2007       2006            2007        2006
                           -----------  ----------     ---------  ----------      ----------  ----------
Accumulation and
   annuity units
   beginning of year         7,931,041   9,720,001     3,299,515   3,431,926      14,654,522  15,564,929
Accumulation units issued
   and transferred from
   other funding options       114,465     346,280       522,580   1,253,458         822,268   2,165,269
Accumulation units
   redeemed and
   transferred to other
   funding options          (2,044,477) (2,135,240)     (968,800) (1,385,869)     (3,942,369) (3,075,676)
Annuity units                       --          --          (607)         --          (1,237)         --
                            ----------  ----------      --------  ----------      ----------  ----------
Accumulation and annuity
   units end of year         6,001,029   7,931,041     2,852,688   3,299,515      11,533,184  14,654,522
                            ==========  ==========      ========  ==========      ==========  ==========

                           JANUS ASPEN WORLDWIDE GROWTH  LMPIS PREMIER SELECTIONS  LMPVET AGGRESSIVE GROWTH
                                    SUBACCOUNT                ALL CAP GROWTH              SUBACCOUNT
                                 (SERVICE SHARES)               SUBACCOUNT                 (CLASS I)
                           ----------------------------  ------------------------  ------------------------
                                   2007     2006           2007 (a)      2006          2007        2006
                                 -------  -------         ----------  ---------    -----------  ----------
Accumulation and
   annuity units
   beginning of year             145,446  223,930          2,231,141  2,458,758     41,760,751  48,566,231
Accumulation units issued
   and transferred from
   other funding options           5,624      114              2,205     80,457      2,958,291   2,333,025
Accumulation units
   redeemed and
   transferred to other
   funding options               (43,814) (78,598)        (2,233,346)  (308,074)   (10,796,798) (9,139,282)
Annuity units                         --       --                 --         --         (9,053)        777
                                 -------  -------         ----------   --------    -----------  ----------
Accumulation and annuity
   units end of year             107,256  145,446                 --  2,231,141     33,913,191  41,760,751
                                 =======  =======         ==========   ========    ===========  ==========

6. SCHEDULE OF ACCUMULATION AND ANNUITY UNITS

   FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                           LMPVET AGGRESSIVE GROWTH    LMPVET APPRECIATION   LMPVET APPRECIATION
                                  SUBACCOUNT                SUBACCOUNT            SUBACCOUNT
                                  (CLASS II)                (CLASS I)             (CLASS II)
                           ------------------------  ----------------------  -------------------
                                2007 (b)  2006          2007        2006        2007 (c)  2006
                                --------  ----       ----------  ----------    ---------  ----
Accumulation and
   annuity units
   beginning of year                 --    --        22,666,800  26,702,030           --    --
Accumulation units issued
   and transferred from
   other funding options        560,054    --           242,691     343,868    5,695,483    --
Accumulation units
   redeemed and
   transferred to other
   funding options              (70,875)   --        (3,846,517) (4,379,098)    (245,671)   --
Annuity units                        --    --                --          --           --    --
                                -------   ---        ----------  ----------    ---------   ---
Accumulation and annuity
   units end of year            489,179    --        19,062,974  22,666,800    5,449,812    --
                                =======   ===        ==========  ==========    =========   ===

                           LMPVET FUNDAMENTAL VALUE                        LMPVET INTERNATIONAL
                                  SUBACCOUNT         LMPVET GLOBAL EQUITY  ALL CAP OPPORTUNITY
                                   (CLASS I)              SUBACCOUNT            SUBACCOUNT
                           ------------------------  --------------------  --------------------
                              2007        2006        2007        2006        2007       2006
                           ----------  ----------  ----------  ----------  ---------  ---------
Accumulation and
   annuity units
   beginning of year       26,344,402  32,160,880  14,816,916  16,335,057  2,696,445  3,460,887
Accumulation units issued
   and transferred from
   other funding options    9,316,662     903,758     395,082   1,542,745     12,505    133,752
Accumulation units
   redeemed and
   transferred to other
   funding options         (8,024,446) (6,720,236) (3,042,140) (3,060,886)  (808,691)  (898,194)
Annuity units                      --          --          --          --         --         --
                           ----------  ----------  ----------  ----------  ---------  ---------
Accumulation and annuity
   units end of year       27,636,618  26,344,402  12,169,858  14,816,916  1,900,259  2,696,445
                           ==========  ==========  ==========  ==========  =========  =========

                                                                                 LMPVET EQUITY INDEX
                                LMPVET CAPITAL       LMPVET DIVIDEND STRATEGY         SUBACCOUNT
                                  SUBACCOUNT                SUBACCOUNT                (CLASS II)
                           ------------------------  ------------------------  ----------------------
                               2007         2006          2007       2006         2007        2006
                           -----------  -----------    ---------  ---------    ----------  ----------
Accumulation and
   annuity units
   beginning of year        61,915,681   80,427,810    1,717,744  2,153,588    10,861,549  12,248,241
Accumulation units issued
   and transferred from
   other funding options       667,955    1,109,241       46,184     55,759       111,516     168,987
Accumulation units
   redeemed and
   transferred to other
   funding options         (12,843,280) (19,621,370)    (248,053)  (491,603)   (1,816,495) (1,555,679)
Annuity units                       --           --           --         --            --          --
                           -----------  -----------     --------   --------    ----------  ----------
Accumulation and annuity
   units end of year        49,740,356   61,915,681    1,515,875  1,717,744     9,156,570  10,861,549
                           ===========  ===========     ========   ========    ==========  ==========

                               LMPVET INVESTORS     LMPVET LARGE CAP GROWTH    LMPVET MID CAP CORE
                                  SUBACCOUNT               SUBACCOUNT              SUBACCOUNT
                                  (CLASS I)                (CLASS I)                (CLASS I)
                           -----------------------  -----------------------  ----------------------
                               2007        2006        2007        2006         2007        2006
                           -----------  ----------  ----------  ----------   ----------  ----------
Accumulation and
   annuity units
   beginning of year         6,988,322  10,080,697  18,872,137  22,842,147    9,313,525  11,236,130
Accumulation units issued
   and transferred from
   other funding options     5,343,697     225,790     466,556     534,244      114,859     142,888
Accumulation units
   redeemed and
   transferred to other
   funding options          (2,229,353) (3,318,165) (4,249,528) (4,504,254)  (2,376,089) (2,065,910)
Annuity units                       --          --          --          --         (156)        417
                            ----------  ----------  ----------  ----------   ----------  ----------
Accumulation and annuity
   units end of year        10,102,666   6,988,322  15,089,165  18,872,137    7,052,139   9,313,525
                            ==========  ==========  ==========  ==========   ==========   =========

6. SCHEDULE OF ACCUMULATION AND ANNUITY UNITS

   FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                           LMPVET MULTIPLE DISCIPLINE
                                    LARGE CAP          LMPVET SMALL CAP GROWTH       LMPVPI ALL CAP
                                GROWTH AND VALUE              SUBACCOUNT               SUBACCOUNT
                                   SUBACCOUNT                 (CLASS I)                (CLASS I)
                           --------------------------  -----------------------  -----------------------
                              2007 (d)      2006          2007        2006       2007 (a)       2006
                             ----------  ----------    ----------  ----------   ----------  -----------
Accumulation and
   annuity units
   beginning of year          6,467,764   7,888,159     3,325,323   6,708,896    9,415,250   11,737,699
Accumulation units issued
   and transferred from
   other funding options        330,456     278,416     1,759,683     138,337       64,123      250,670
Accumulation units
   redeemed and
   transferred to other
   funding options           (6,798,220) (1,698,811)   (1,149,364) (3,521,910)  (9,479,373)  (2,573,119)
Annuity units                        --          --          (111)         --           --           --
                             ----------  ----------    ----------  ----------   ----------   ----------
Accumulation and annuity
   units end of year                 --   6,467,764     3,935,531   3,325,323           --    9,415,250
                             ==========  ==========    ==========  ==========   ==========   ==========

                           LMPVPI LARGE CAP GROWTH  LMPVPII AGGRESSIVE GROWTH  LMPVPII AGGRESSIVE GROWTH
                                  SUBACCOUNT                SUBACCOUNT                 SUBACCOUNT
                                  (CLASS I)                 (CLASS I)                  (CLASS II)
                           -----------------------  -------------------------  -------------------------
                             2007 (a)    2006          2007 (a)    2006            2007 (a)    2006
                             --------  --------        --------  --------          --------  -------
Accumulation and
   annuity units
   beginning of year          276,014   362,596         529,129   581,192           558,333  599,983
Accumulation units issued
   and transferred from
   other funding options       13,037   170,313          10,137    80,208           (11,384)  48,509
Accumulation units
   redeemed and
   transferred to other
   funding options           (289,051) (256,895)       (539,266) (132,271)         (546,949) (90,159)
Annuity units                      --        --              --        --                --       --
                             --------  --------        --------  --------          --------  -------
Accumulation and annuity
   units end of year               --   276,014              --   529,129                --  558,333
                             ========  ========        ========  ========          ========  =======

                             LMPVPI ALL CAP   LMPVPII GROWTH AND INCOME  LMPVPV SMALL CAP GROWTH
                               SUBACCOUNT             SUBACCOUNT              OPPORTUNITIES
                               (CLASS II)             (CLASS I)                 SUBACCOUNT
                           -----------------  -------------------------  -----------------------
                           2007 (a)    2006       2007 (a)    2006        2007 (a)      2006
                           --------  -------      --------  -------      ----------  ----------
Accumulation and
   annuity units
   beginning of year        103,778    1,716       44,361    68,256       1,951,200   5,039,373
Accumulation units issued
   and transferred from
   other funding options     (3,573) 130,378          182       948          34,149     229,244
Accumulation units
   redeemed and
   transferred to other
   funding options         (100,205) (28,316)     (44,543)  (24,843)     (1,985,279) (3,317,952)
Annuity units                    --       --           --        --             (70)        535
                           --------  -------      -------   -------      ----------  ----------
Accumulation and annuity
   units end of year             --  103,778           --    44,361              --   1,951,200
                           ========  =======      =======   =======      ==========  ==========

                           LMPVET CAPITAL AND INCOME  LMPVIT ADJUSTABLE RATE  LMPVIT DIVERSIFIED STRATEGIC
                                   SUBACCOUNT                 INCOME                     INCOME
                                   (CLASS II)               SUBACCOUNT                 SUBACCOUNT
                           -------------------------  ----------------------  ----------------------------
                               2007         2006         2007        2006          2007          2006
                           -----------  -----------   ----------  ----------     ----------  ----------
Accumulation and
   annuity units
   beginning of year        49,166,753   64,578,208    4,064,580   5,123,927     10,105,798  12,590,804
Accumulation units issued
   and transferred from
   other funding options       888,099      707,776      284,879     602,746        150,766     111,944
Accumulation units
   redeemed and
   transferred to other
   funding options         (10,684,740) (16,119,231)  (1,322,767) (1,662,093)    (2,151,112) (2,596,950)
Annuity units                       --           --       (1,589)         --             --          --
                           -----------  -----------   ----------  ----------     ----------  ----------
Accumulation and annuity
   units end of year        39,370,112   49,166,753    3,025,103   4,064,580      8,105,452  10,105,798
                           ===========  ===========   ==========  ==========     ==========  ==========

6. SCHEDULE OF ACCUMULATION AND ANNUITY UNITS

   FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                                                                             LMPVPI TOTAL RETURN
                             LMPVIT HIGH INCOME       LMPVIT MONEY MARKET         SUBACCOUNT
                                 SUBACCOUNT               SUBACCOUNT              (CLASS II)
                           ----------------------  ------------------------  -------------------
                              2007        2006         2007         2006      2007 (a)    2006
                           ----------  ----------  -----------  -----------  ---------  -------
Accumulation and
   annuity units
   beginning of year       14,538,045  18,520,226   14,187,069   15,086,362    539,619   96,085
Accumulation units issued
   and transferred from
   other funding options      477,979     906,174   36,321,894   13,649,426    152,590  459,636
Accumulation units
   redeemed and
   transferred to other
   funding options         (4,446,880) (4,888,355) (29,666,275) (14,548,719)  (692,209) (16,102)
Annuity units                      --          --           --           --         --       --
                           ----------  ----------  -----------  -----------   --------  -------
Accumulation and annuity
   units end of year       10,569,144  14,538,045   20,842,688   14,187,069         --  539,619
                           ==========  ==========  ===========  ===========   ========  =======

                            MIST BATTERYMARCH                              MIST BLACKROCK
                              MID-CAP STOCK    MIST BLACKROCK HIGH YIELD   LARGE-CAP CORE
                               SUBACCOUNT              SUBACCOUNT            SUBACCOUNT
                                (CLASS A)              (CLASS A)              (CLASS E)
                           ------------------  -------------------------  ---------------
                             2007      2006         2007       2006        2007 (b)  2006
                           --------  --------    ---------  ---------     ---------  ----
Accumulation and
   annuity units
   beginning of year        781,846        --    1,209,951         --            --    --
Accumulation units issued
   and transferred from
   other funding options     18,341   889,169      223,513  1,588,772     2,603,720    --
Accumulation units
   redeemed and
   transferred to other
   funding options         (132,743) (107,323)    (343,435)  (378,821)     (513,058)   --
Annuity units                    --        --           --         --            --    --
                           --------  --------    ---------  ---------     ---------   ---
Accumulation and annuity
   units end of year        667,444   781,846    1,090,029  1,209,951     2,090,662    --
                           ========  ========    =========  =========     =========   ===

                                                           LORD ABBETT
                                                        GROWTH AND INCOME    LORD ABBETT MID-CAP VALUE
                           LMPVPIII LARGE CAP VALUE        SUBACCOUNT                SUBACCOUNT
                                  SUBACCOUNT               (CLASS VC)                (CLASS VC)
                           ------------------------  ----------------------  -------------------------
                             2007 (a)       2006      2007 (a)      2006       2007 (a)      2006
                            ----------  ----------   ----------  ----------   ----------  ----------
Accumulation and
   annuity units
   beginning of year         6,461,296   7,715,327    7,821,896   8,791,711    9,271,330  11,345,009
Accumulation units issued
   and transferred from
   other funding options            --      24,075       76,801     592,948       82,025     721,799
Accumulation units
   redeemed and
   transferred to other
   funding options          (6,461,296) (1,278,106)  (7,898,697) (1,562,763)  (9,353,007) (2,795,478)
Annuity units                       --          --           --          --         (348)         --
                            ----------  ----------   ----------  ----------   ----------  ----------
Accumulation and annuity
   units end of year                --   6,461,296           --   7,821,896           --   9,271,330
                            ==========  ==========   ==========  ==========   ==========  ==========

                               MIST BLACKROCK        MIST DREMAN      MIST HARRIS OAKMARK
                               LARGE-CAP CORE      SMALL-CAP VALUE       INTERNATIONAL
                                 SUBACCOUNT           SUBACCOUNT           SUBACCOUNT
                                 (CLASS A)            (CLASS A)            (CLASS A)
                           ---------------------  -----------------  ---------------------
                            2007 (a)      2006      2007      2006      2007        2006
                           ----------  ---------  --------  -------  ----------  ---------
Accumulation and
   annuity units
   beginning of year        2,663,942         --   354,510       --   4,861,970         --
Accumulation units issued
   and transferred from
   other funding options        5,048  2,952,893   407,754  429,520   1,322,052  5,346,138
Accumulation units
   redeemed and
   transferred to other
   funding options         (2,668,990)  (288,951) (152,874) (75,010) (1,082,044)  (484,168)
Annuity units                      --         --    (4,139)      --          --         --
                           ----------  ---------  --------  -------  ----------  ---------
Accumulation and annuity
   units end of year               --  2,663,942   605,251  354,510   5,101,978  4,861,970
                           ==========  =========  ========  =======  ==========  =========

6. SCHEDULE OF ACCUMULATION AND ANNUITY UNITS

   FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                                                                     MIST LEGG MASON PARTNERS
                             MIST JANUS FORTY   MIST LAZARD MID-CAP       MANAGED ASSETS
                                SUBACCOUNT           SUBACCOUNT             SUBACCOUNT
                                (CLASS A)           (CLASS B)                (CLASS A)
                           -------------------  -------------------  ------------------------
                              2007      2006       2007 (b)  2006          2007    2006
                           ---------  --------    ---------  ----         ------  ------
Accumulation and
   annuity units
   beginning of year         640,371        --          --     --         17,790      --
Accumulation units issued
   and transferred from
   other funding options     712,993   943,608     309,155     --         38,982  17,790
Accumulation units
   redeemed and
   transferred to other
   funding options          (144,865) (303,237)    (19,272)    --         (5,318)     --
Annuity units                     --        --          --     --             --      --
                           ---------  --------     -------    ---         ------  ------
Accumulation and annuity
   units end of year       1,208,499   640,371     289,883     --         51,454  17,790
                           =========  ========     =======    ===         ======  ======

                               MIST MET/AIM          MIST MET/AIM        MIST MET/AIM
                           CAPITAL APPRECIATION  CAPITAL APPRECIATION  SMALL CAP GROWTH
                                SUBACCOUNT            SUBACCOUNT          SUBACCOUNT
                                 (CLASS A)            (CLSAS E)            (CLASS A)
                           --------------------  --------------------  ----------------
                              2007       2006       2007 (b)  2006       2007     2006
                           ---------  ---------     --------  ----     -------  -------
Accumulation and
   annuity units
   beginning of year       3,740,048         --           --    --      83,463       --
Accumulation units issued
   and transferred from
   other funding options      23,022  3,948,750      434,476    --     119,787  110,110
Accumulation units
   redeemed and
   transferred to other
   funding options          (303,275)  (208,702)     (12,551)   --     (36,454) (26,647)
Annuity units                     --         --           --    --          --       --
                           ---------  ---------      -------   ---     -------  -------
Accumulation and annuity
   units end of year       3,459,795  3,740,048      421,925    --     166,796   83,463
                           =========  =========      =======   ===     =======  =======

                             MIST LORD ABBETT       MIST LORD ABBETT       MIST LORD ABBETT
                              BOND DEBENTURE        GROWTH AND INCOME        MID-CAP VALUE
                                SUBACCOUNT             SUBACCOUNT             SUBACCOUNT
                                 (CLASS A)              (CLASS B)              (CLASS B)
                           --------------------  ----------------------  --------------------
                              2007       2006       2007        2006        2007       2006
                           ---------  ---------  ----------  ----------  ----------  --------
Accumulation and
   annuity units
   beginning of year       1,746,097         --  22,965,886          --     323,510        --
Accumulation units issued
   and transferred from
   other funding options      64,383  2,088,391  12,206,999  27,862,247  15,174,257   457,495
Accumulation units
   redeemed and
   transferred to other
   funding options          (294,209)  (342,294) (7,633,203) (4,896,361) (2,630,365) (133,985)
Annuity units                     --         --          --          --      (4,230)       --
                           ---------  ---------  ----------  ----------  ----------  --------
Accumulation and annuity
   units end of year       1,516,271  1,746,097  27,539,682  22,965,886  12,863,172   323,510
                           =========  =========  ==========  ==========  ==========  ========

                           MIST MFS EMERGING  MIST MFS RESEARCH
                             MARKETS EQUITY     INTERNATIONAL       MIST MFS VALUE
                               SUBACCOUNT         SUBACCOUNT          SUBACCOUNT
                               (CLASS A)           (CLASS B)           (CLASS A)
                           -----------------  -----------------  --------------------
                             2007 (b)  2006     2007 (b)  2006      2007       2006
                             --------  ----    ---------  ----   ---------  ---------
Accumulation and
   annuity units
   beginning of year              --     --           --    --   2,788,352         --
Accumulation units issued
   and transferred from
   other funding options      41,761     --    2,939,583    --   1,057,220  3,366,308
Accumulation units
   redeemed and
   transferred to other
   funding options            (2,709)    --     (445,786)   --    (807,840)  (577,956)
Annuity units                     --     --           --    --      (4,011)        --
                              ------    ---    ---------   ---   ---------  ---------
Accumulation and annuity
   units end of year          39,052     --    2,493,797    --   3,033,721  2,788,352
                              ======    ===    =========   ===   =========  =========

6. SCHEDULE OF ACCUMULATION AND ANNUITY UNITS

   FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                           MIST NEUBERGER BERMAN    MIST OPPENHEIMER            MIST PIMCO
                                REAL ESTATE       CAPITAL APPRECIATION  INFLATION PROTECTED BOND
                                 SUBACCOUNT            SUBACCOUNT               SUBACCOUNT
                                 (CLASS A)              (CLASS B)               (CLASS A)
                           ---------------------  --------------------  ------------------------
                              2007        2006        2007     2006          2007 (b)   2006
                           ----------  ---------    -------  -------        ----------  ----
Accumulation and
   annuity units
   beginning of year        3,564,099         --    229,588       --                --    --
Accumulation units issued
   and transferred from
   other funding options      445,633  4,131,811     36,178  252,504        11,347,406    --
Accumulation units
   redeemed and
   transferred to other
   funding options         (1,199,058)  (567,712)   (62,277) (22,916)       (2,184,099)   --
Annuity units                  (4,461)        --         --       --            88,415    --
                           ----------  ---------    -------  -------        ----------   ---
Accumulation and annuity
   units end of year        2,806,213  3,564,099    203,489  229,588         9,251,722    --
                           ==========  =========    =======  =======        ==========   ===

                             MIST THIRD AVENUE        MSF BLACKROCK          MSF BLACKROCK
                              SMALL CAP VALUE       AGGRESSIVE GROWTH         BOND INCOME
                                SUBACCOUNT              SUBACCOUNT            SUBACCOUNT
                                 (CLASS B)              (CLASS D)              (CLASS A)
                           ---------------------  ---------------------  --------------------
                              2007        2006        2007       2006       2007       2006
                           ----------  ---------  ----------  ---------  ---------  ---------
Accumulation and
   annuity units
   beginning of year        6,636,297         --   5,128,382         --  2,153,728         --
Accumulation units issued
   and transferred from
   other funding options    7,817,149  7,421,938     199,182  6,116,668    101,646  2,558,521
Accumulation units
   redeemed and
   transferred to other
   funding options         (3,059,009)  (785,641) (1,317,025)  (988,286)  (313,245)  (404,793)
Annuity units                  (1,583)        --          --         --         --         --
                           ----------  ---------   ---------  ---------  ---------  ---------
Accumulation and annuity
   units end of year       11,392,854  6,636,297   4,010,539  5,128,382  1,942,129  2,153,728
                           ==========  =========   =========  =========  =========  =========

                                                    MIST PIONEER         MIST PIONEER
                             MIST PIONEER FUND     MID-CAP VALUE       STRATEGIC INCOME
                                SUBACCOUNT           SUBACCOUNT           SUBACCOUNT
                                 (CLASS A)           (CLASS A)            (CLASS A)
                           --------------------  -----------------  ---------------------
                              2007       2006    2007 (a)    2006      2007        2006
                           ---------  ---------  --------  -------  ----------  ---------
Accumulation and
   annuity units
   beginning of year       1,054,639         --   142,479       --   2,988,485         --
Accumulation units issued
   and transferred from
   other funding options      88,861  1,250,968    84,582  213,089   1,080,692  3,597,687
Accumulation units
   redeemed and
   transferred to other
   funding options          (380,992)  (196,329) (227,061) (70,610) (1,316,956)  (609,202)
Annuity units                     --         --        --       --          --         --
                           ---------  ---------  --------  -------  ----------  ---------
Accumulation and annuity
   units end of year         762,508  1,054,639        --  142,479   2,752,221  2,988,485
                           =========  =========  ========  =======  ==========  =========

                                MSF BLACKROCK           MSF BLACKROCK      MSF CAPITAL GUARDIAN
                                 BOND INCOME             MONEY MARKET          U.S. EQUITY
                                  SUBACCOUNT              SUBACCOUNT            SUBACCOUNT
                                  (CLASS E)               (CLASS A)             (CLASS A)
                           ----------------------  ----------------------  --------------------
                              2007        2006        2007        2006        2007       2006
                           ----------  ----------  ----------  ----------  ---------  ---------
Accumulation and
   annuity units
   beginning of year       12,668,276          --   2,161,996          --  2,490,371         --
Accumulation units issued
   and transferred from
   other funding options    1,067,556  14,663,843   2,664,125   4,704,469    858,055  2,891,578
Accumulation units
   redeemed and
   transferred to other
   funding options         (3,381,764) (1,995,567) (2,130,079) (2,542,473)  (711,366)  (401,207)
Annuity units                      --          --          --          --         --         --
                           ----------  ----------  ----------  ----------  ---------  ---------
Accumulation and annuity
   units end of year       10,354,068  12,668,276   2,696,042   2,161,996  2,637,060  2,490,371
                           ==========  ==========  ==========  ==========  =========  =========

6. SCHEDULE OF ACCUMULATION AND ANNUITY UNITS

   FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                                                                                MSF METLIFE
                              MSF FI LARGE CAP      MSF FI VALUE LEADERS   AGGRESSIVE ALLOCATION
                                 SUBACCOUNT             SUBACCOUNT               SUBACCOUNT
                                  (CLASS A)              (CLASS D)               (CLASS B)
                           ----------------------  ----------------------  ---------------------
                              2007        2006        2007        2006        2007       2006
                           ----------  ----------  ----------  ----------  ---------------------
Accumulation and
   annuity units
   beginning of year       12,352,539          --   9,944,119         --     923,334         --
Accumulation units issued
   and transferred from
   other funding options       53,348  15,462,611     144,682  11,675,080    259,501  1,028,800
Accumulation units
   redeemed and
   transferred to other
   funding options         (2,483,597) (3,110,072) (2,081,888) (1,730,961)  (161,324)  (105,466)
Annuity units                      --          --          --          --         --         --
                           ----------  ----------  ----------  ----------  ---------  ---------
Accumulation and annuity
   units end of year        9,922,290  12,352,539   8,006,913   9,944,119  1,021,511    923,334
                           ==========  ==========  ==========  ==========  =========  =========

                           MSF METLIFE MODERATE TO
                            AGGRESSIVE ALLOCATION   MSF MFS TOTAL RETURN   MSF MFS TOTAL RETURN
                                  SUBACCOUNT             SUBACCOUNT             SUBACCOUNT
                                  (CLASS B)               (CLASS B)              (CLASS F)
                           -----------------------  --------------------  ----------------------
                              2007        2006      2007 (b)     2006        2007        2006
                           ---------  ------------  --------  ----------  ----------------------
Accumulation and
   annuity units
   beginning of year       6,102,605          --         --        --     43,909,329          --
Accumulation units issued
   and transferred from
   other funding options   1,150,197   6,733,290    116,249        --      1,064,089  51,726,072
Accumulation units
   redeemed and
   transferred to other
   funding options          (448,348)   (630,685)        (1)       --     (8,456,523) (7,816,743)
Annuity units                     --          --         --        --             --          --
                           ---------   ---------    -------       ---     ----------  ----------
Accumulation and annuity
   units end of year       6,804,454   6,102,605    116,248        --     36,516,895  43,909,329
                           =========   =========    =======       ===     ==========  ==========

                                 MSF METLIFE        MSF METLIFE CONSERVATIVE TO       MSF METLIFE
                           CONSERVATIVE ALLOCATION      MODERATE ALLOCATION       MODERATE ALLOCATION
                                  SUBACCOUNT                 SUBACCOUNT                SUBACCOUNT
                                  (CLASS B)                  (CLASS B)                 (CLASS B)
                           -----------------------  ---------------------------  ---------------------
                                2007      2006            2007      2006            2007        2006
                             ---------  -------         --------  --------       ----------  ---------
Accumulation and
   annuity units
   beginning of year           365,369       --          540,999        --        3,903,175         --
Accumulation units issued
   and transferred from
   other funding options     1,885,100  406,752          271,823   909,821        3,113,969  4,373,892
Accumulation units
   redeemed and
   transferred to other
   funding options            (620,764) (41,383)        (322,916) (368,822)      (1,549,824)  (470,717)
Annuity units                       --       --               --        --               --         --
                             ---------  -------         --------  --------       ----------  ---------
Accumulation and annuity
   units end of year         1,629,705  365,369          489,906   540,999        5,467,320  3,903,175
                             =========  =======         ========  ========       ==========  =========

                              MSF OPPENHEIMER       MSF T. ROWE PRICE    MSF WESTERN ASSET MANAGEMENT
                               GLOBAL EQUITY         LARGE CAP GROWTH           HIGH YIELD BOND
                                 SUBACCOUNT             SUBACCOUNT                SUBACCOUNT
                                 (CLASS B)              (CLASS B)                  (CLASS A)
                           ---------------------  ---------------------  ----------------------------
                              2007        2006       2007        2006         2007 (a)    2006
                           ----------  ---------  ----------  ---------       --------  -------
Accumulation and
   annuity units
   beginning of year        7,600,731         --   6,287,885         --        180,903       --
Accumulation units issued
   and transferred from
   other funding options      729,465  8,585,311     122,525  6,913,356          6,320  186,964
Accumulation units
   redeemed and
   transferred to other
   funding options         (1,362,888)  (984,580) (1,626,760)  (625,471)      (187,223)  (6,061)
Annuity units                  (6,145)        --          --         --             --       --
                           ----------  ---------  ----------  ---------       --------  -------
Accumulation and annuity
   units end of year        6,961,163  7,600,731   4,783,650  6,287,885             --  180,903
                           ==========  =========  ==========  =========       ========  =======

6. SCHEDULE OF ACCUMULATION AND ANNUITY UNITS

   FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                           MSF WESTERN ASSET MANAGEMENT
                                  U.S. GOVERNMENT         PIMCO VIT REAL RETURN    PIMCO VIT TOTAL RETURN
                                    SUBACCOUNT                  SUBACCOUNT               SUBACCOUNT
                                     (CLASS A)            (ADMINISTRATIVE CLASS)   (ADMINISTRATIVE CLASS)
                           ----------------------------  -----------------------  ------------------------
                                   2007    2006            2007 (a)      2006         2007         2006
                                  ------  ------         -----------  ----------  -----------  -----------
Accumulation and
   annuity units
   beginning of year              69,816      --          11,165,520  13,460,585   48,442,398   57,303,394
Accumulation units issued
   and transferred from
   other funding options             384  70,009             397,959   1,182,943    3,613,462    3,849,251
Accumulation units
   redeemed and
   transferred to other
   funding options                (1,159)   (193)        (11,453,290) (3,478,008) (11,673,114) (12,710,247)
Annuity units                         --      --            (110,189)         --      (48,737)          --
                                  ------  ------         -----------  ----------  -----------  -----------
Accumulation and annuity
   units end of year              69,041  69,816                  --  11,165,520   40,334,009   48,442,398
                                  ======  ======         ===========  ==========  ===========  ===========

                           PIONEER EMERGING MARKETS VCT  PIONEER EQUITY INCOME VCT  PIONEER EQUITY OPPORTUNITY VCT
                                    SUBACCOUNT                   SUBACCOUNT                   SUBACCOUNT
                                    (CLASS II)                   (CLASS II)                   (CLASS II)
                           ----------------------------  -------------------------  ------------------------------
                                   2007     2006               2007     2006                2007 (d)  2006
                                 -------  -------            -------  --------              --------  ----
Accumulation and
   annuity units
   beginning of year             105,649  108,156            622,076   699,835                  --     --
Accumulation units issued
   and transferred from
   other funding options          12,144   20,466            112,695    41,800               49,420    --
Accumulation units
   redeemed and
   transferred to other
   funding options               (18,295) (22,973)           (88,821) (119,559)             (49,420)   --
Annuity units                         --       --                 --        --                   --    --
                                 -------  -------            -------  --------              -------   ---
Accumulation and annuity
   units end of year              99,498  105,649            645,950   622,076                   --    --
                                 =======  =======            =======  ========              =======   ===

                           PIONEER AMERICA INCOME VCT  PIONEER BOND VCT  PIONEER CULLEN VALUE VCT
                                   SUBACCOUNT             SUBACCOUNT            SUBACCOUNT
                                   (CLASS II)             (CLASS II)            (CLASS II)
                           --------------------------  ----------------  ------------------------
                               2007 (d)    2006         2007 (c)  2006         2007     2006
                               --------  -------        --------  ----       -------  -------
Accumulation and
   annuity units
   beginning of year            278,703  263,041             --     --       230,264  130,141
Accumulation units issued
   and transferred from
   other funding options          8,393  100,182        222,041     --        90,572  100,152
Accumulation units
   redeemed and
   transferred to other
   funding options             (287,096) (84,520)        (1,961)    --       (95,972)     (29)
Annuity units                        --       --             --     --            --       --
                               --------  -------        -------    ---       -------  -------
Accumulation and annuity
   units end of year                 --  278,703        220,080     --       224,864  230,264
                               ========  =======        =======    ===       =======  =======

                                               PIONEER GLOBAL
                           PIONEER FUND VCT    HIGH YIELD VCT   PIONEER HIGH YIELD VCT
                              SUBACCOUNT         SUBACCOUNT           SUBACCOUNT
                              (CLASS II)         (CLASS II)           (CLASS II)
                           ----------------  -----------------  ----------------------
                             2007     2006     2007      2006       2007      2006
                           -------  -------  --------  -------    --------  --------
Accumulation and
   annuity units
   beginning of year       425,009  458,481    86,631   13,586     896,267   990,414
Accumulation units issued
   and transferred from
   other funding options   414,214   42,907   402,559  171,798     191,067   255,749
Accumulation units
   redeemed and
   transferred to other
   funding options         (47,325) (76,379) (214,114) (98,753)   (347,085) (349,896)
Annuity units                   --       --        --       --          --        --
                           -------  -------  --------  -------    --------  --------
Accumulation and annuity
   units end of year       791,898  425,009   275,076   86,631     740,249   896,267
                           =======  =======  ========  =======    ========  ========

6. SCHEDULE OF ACCUMULATION AND ANNUITY UNITS

   FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                                PIONEER IBBOTSON         PIONEER IBBOTSON        PIONEER IBBOTSON
                           AGGRESSIVE ALLOCATION VCT  GROWTH ALLOCATION VCT  MODERATE ALLOCATION VCT
                                   SUBACCOUNT               SUBACCOUNT              SUBACCOUNT
                                   (CLASS II)               (CLASS II)              (CLASS II)
                           -------------------------  ---------------------  ------------------------
                                 2007     2006            2007       2006      2007          2006
                               -------  -------        ---------  ---------   ---------  ---------
Accumulation and
   annuity units
   beginning of year           361,181   82,732        2,344,565     97,584   3,495,435    193,840
Accumulation units issued
   and transferred from
   other funding options        23,796  278,456        4,832,444  2,578,808   2,939,757  3,342,262
Accumulation units
   redeemed and
   transferred to other
   funding options             (24,193)      (7)        (381,238)  (331,827)   (148,586)   (40,667)
Annuity units                       --       --               --         --          --         --
                               -------  -------        ---------  ---------   ---------  ---------
Accumulation and annuity
   units end of year           360,784  361,181        6,795,771  2,344,565   6,286,606  3,495,435
                               =======  =======        =========  =========   =========  =========

                             PIONEER OAK RIDGE                                   PIONEER SMALL AND
                           LARGE CAP GROWTH VCT  PIONEER REAL ESTATE SHARES VCT  MID CAP GROWTH VCT
                                SUBACCOUNT                 SUBACCOUNT                SUBACCOUNT
                                (CLASS II)                 (CLASS II)                 (CLASS II)
                           --------------------  ------------------------------  ------------------
                              2007      2006              2007     2006           2007 (d)   2006
                            -------  --------           -------  -------          --------  ------
Accumulation and
   annuity units
   beginning of year        347,480   357,197           150,804  134,497           74,927   74,627
Accumulation units issued
   and transferred from
   other funding options      4,899    96,281            37,708   36,248            4,019    1,503
Accumulation units
   redeemed and
   transferred to other
   funding options          (31,160) (105,998)          (44,782) (19,941)         (78,946)  (1,203)
Annuity units                    --        --                --       --               --       --
                            -------  --------           -------  -------           ------   ------
Accumulation and annuity
   units end of year        321,219   347,480           143,730  150,804               --   74,927
                            =======  ========           =======  =======           ======   ======

                           PIONEER INDEPENDENCE VCT  PIONEER INTERNATIONAL VALUE VCT  PIONEER MID CAP VALUE VCT
                                  SUBACCOUNT                    SUBACCOUNT                    SUBACCOUNT
                                  (CLASS II)                    (CLASS II)                    (CLASS II)
                           ------------------------  -------------------------------  -------------------------
                                 2007     2006               2007      2006                 2007     2006
                               -------  -------             -------  -------              -------  -------
Accumulation and
   annuity units
   beginning of year            84,672   21,637              85,982   30,034              252,340  304,435
Accumulation units issued
   and transferred from
   other funding options        29,848   94,730              27,856   72,969               66,676   32,506
Accumulation units
   redeemed and
   transferred to other
   funding options             (23,000) (31,695)            (13,584) (17,021)             (48,729) (84,601)
Annuity units                       --       --                  --       --                   --       --
                               -------  -------             -------  -------              -------  -------
Accumulation and annuity
   units end of year            91,520   84,672             100,254   85,982              270,287  252,340
                               =======  =======             =======  =======              =======  =======

                           PIONEER SMALL CAP VALUE VCT  PIONEER STRATEGIC INCOME VCT  PIONEER VALUE VCT
                                     SUBACCOUNT                  SUBACCOUNT               SUBACCOUNT
                                    (CLASS II)                   (CLASS II)               (CLASS II)
                           ---------------------------  ----------------------------  -----------------
                                  2007     2006                 2007      2006        2007 (d)    2006
                                -------  -------            ---------  ---------      --------  -------
Accumulation and
   annuity units
   beginning of year            185,835  203,540            1,259,467    942,190       366,202  339,858
Accumulation units issued
   and transferred from
   other funding options         36,978   76,850              232,520    518,227       28,426    32,597
Accumulation units
   redeemed and
   transferred to other
   funding options              (51,996) (94,555)            (283,581)  (200,950)     (394,628)  (6,253)
Annuity units                        --       --                   --         --            --       --
                                -------  -------            ---------  ---------      --------  -------
Accumulation and annuity
   units end of year            170,817  185,835            1,208,406  1,259,467            --  366,202
                                =======  =======            =========  =========      ========  =======

6. SCHEDULE OF ACCUMULATION AND ANNUITY UNITS

   FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                               PUTNAM VT            PUTNAM VT
                           DISCOVERY GROWTH   INTERNATIONAL EQUITY  PUTNAM VT SMALL CAP VALUE
                              SUBACCOUNT           SUBACCOUNT              SUBACCOUNT
                              (CLASS IB)           (CLASS IB)              (CLASS IB)
                           ----------------  ---------------------  -------------------------
                             2007     2006    2007 (a)      2006      2007 (a)      2006
                           -------  -------  ----------  ---------   ----------  ----------
Accumulation and
   annuity units
   beginning of year       157,876  228,945   2,558,037  2,421,246    3,862,616   4,709,024
Accumulation units issued
   and transferred from
   other funding options     1,033    2,764     196,790    594,968       63,869     261,250
Accumulation units
   redeemed and
   transferred to other
   funding options         (33,538) (73,833) (2,754,827)  (458,177)  (3,926,485) (1,107,658)
Annuity units                   --       --          --         --           --          --
                           -------  -------  ----------  ---------   ----------  ----------
Accumulation and annuity
   units end of year       125,371  157,876          --  2,558,037           --   3,862,616
                           =======  =======  ==========  =========   ==========  ==========

                                                                                   VAN KAMPEN LIT
                           VAN KAMPEN LIT COMSTOCK  VAN KAMPEN LIT ENTERPRISE     STRATEGIC GROWTH
                                 SUBACCOUNT                SUBACCOUNT                SUBACCOUNT
                                 (CLASS II)                (CLASS II)                 (CLASS I)
                           -----------------------  -------------------------  ----------------------
                               2007       2006            2007     2006           2007        2006
                            ---------  ---------         ------  -------       ----------  ----------
Accumulation and
   annuity units
   beginning of year        2,879,917  3,546,128         88,546  108,325        6,395,625   7,611,302
Accumulation units issued
   and transferred from
   other funding options       88,844    101,138             --    1,613           49,860      50,548
Accumulation units
   redeemed and
   transferred to other
funding options              (527,061)  (767,349)        (8,937) (21,392)      (1,506,389) (1,266,225)
Annuity units                      --         --             --       --               --          --
                            ---------  ---------         ------   ------        ---------   ---------
Accumulation and annuity
   units end of year        2,441,700  2,879,917         79,609   88,546        4,939,096   6,395,625
                            =========  =========         ======   ======        =========   =========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period November 12, 2007 to December 31, 2007.

(d)  For the period January 1, 2007 to November 9, 2007.

7. SUBSEQUENT EVENT

The Company anticipates merging the Separate Account with and into MetLife of CT Separate Account Eleven for Variable Annuities, which is another separate account of the Company, during the fourth quarter of 2008 at the earliest, subject to regulatory approval. This merger will have no effect on the provisions of, and the rights and obligations under, the Contracts.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of MetLife Insurance Company of Connecticut:

     We have audited the accompanying consolidated balance sheets of MetLife Insurance Company of Connecticut and subsidiaries (the "Company") as of December 31, 2007 and 2006, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2007. Our audits also included the financial statement schedules listed in the Index to Consolidated Financial Statements and Schedules. These consolidated financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements and financial statement schedules based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of MetLife Insurance Company of Connecticut and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

     As discussed in Note 1, the Company changed its method of accounting for deferred acquisition costs as required by accounting guidance adopted on January 1, 2007.

     As discussed in Note 20, the accompanying 2007 consolidated financial statements have been restated.

/s/ DELOITTE & TOUCHE LLP

New York, New York
March 26, 2008
(May 14, 2008, as to Note 20 and October 29, 2008, as to Note 21)

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 2007 AND 2006

                 (IN MILLIONS, EXCEPT SHARE AND PER SHARE DATA)

                                                                    2007         2006
                                                               -------------   --------
                                                               (AS RESTATED,
                                                                SEE NOTE 20)
ASSETS
Investments:
  Fixed maturity securities available-for-sale, at estimated fair value (amortized cost: $46,264 and $48,406,
     respectively)...........................................     $ 45,671     $ 47,846
  Equity securities available-for-sale, at estimated fair
     value (cost: $992 and $777, respectively)...............          952          795
  Mortgage and consumer loans................................        4,404        3,595
  Policy loans...............................................          913          918
  Real estate and real estate joint ventures held-for-
     investment..............................................          541          173
  Real estate held-for-sale..................................           --            7
  Other limited partnership interests........................        1,130        1,082
  Short-term investments.....................................        1,335          777
  Other invested assets......................................        1,445        1,241
                                                                  --------     --------
     Total investments.......................................       56,391       56,434
Cash and cash equivalents....................................        1,774          649
Accrued investment income....................................          637          597
Premiums and other receivables...............................        8,320        8,410
Deferred policy acquisition costs and value of business
  acquired...................................................        4,948        5,111
Current income tax recoverable...............................           72           94
Deferred income tax assets...................................          846        1,007
Goodwill.....................................................          953          953
Other assets.................................................          753          765
Separate account assets......................................       53,867       50,067
                                                                  --------     --------
     Total assets............................................     $128,561     $124,087
                                                                  ========     ========
LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES:
  Future policy benefits.....................................     $ 19,576     $ 19,654
  Policyholder account balances..............................       33,815       35,099
  Other policyholder funds...................................        1,777        1,513
  Long-term debt -- affiliated...............................          635          435
  Payables for collateral under securities loaned and other
     transactions............................................       10,471        9,155
  Other liabilities..........................................        1,072          749
  Separate account liabilities...............................       53,867       50,067
                                                                  --------     --------
     Total liabilities.......................................      121,213      116,672
                                                                  --------     --------
CONTINGENCIES, COMMITMENTS AND GUARANTEES (NOTE 12)
STOCKHOLDERS' EQUITY:
Common stock, par value $2.50 per share; 40,000,000 shares
  authorized; 34,595,317 shares issued and outstanding at
  December 31, 2007 and 2006.................................           86           86
Additional paid-in capital...................................        6,719        7,123
Retained earnings............................................          892          520
Accumulated other comprehensive income (loss)................         (349)        (314)
                                                                  --------     --------
     Total stockholders' equity..............................        7,348        7,415
                                                                  --------     --------
     Total liabilities and stockholders' equity..............     $128,561     $124,087
                                                                  ========     ========




          See accompanying notes to consolidated financial statements.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                        CONSOLIDATED STATEMENTS OF INCOME
              FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

                                  (IN MILLIONS)

                                                              2007        2006     2005
                                                         -------------   ------   ------
                                                         (AS RESTATED,
                                                          SEE NOTE 20)
REVENUES
Premiums...............................................      $  353      $  308   $  281
Universal life and investment-type product policy
  fees.................................................       1,411       1,268      862
Net investment income..................................       2,893       2,839    1,438
Other revenues.........................................         251         212      132
Net investment gains (losses)..........................        (142)       (521)    (198)
                                                             ------      ------   ------
       Total revenues..................................       4,766       4,106    2,515
                                                             ------      ------   ------
EXPENSES
Policyholder benefits and claims.......................         978         792      570
Interest credited to policyholder account balances.....       1,299       1,316      720
Other expenses.........................................       1,446       1,173      678
                                                             ------      ------   ------
       Total expenses..................................       3,723       3,281    1,968
                                                             ------      ------   ------
Income from continuing operations before provision for
  income tax...........................................       1,043         825      547
Provision for income tax...............................         303         228      156
                                                             ------      ------   ------
Income from continuing operations......................         740         597      391
Income from discontinued operations, net of income
  tax..................................................           4          --       --
                                                             ------      ------   ------
Net income.............................................      $  744      $  597   $  391
                                                             ======      ======   ======




          See accompanying notes to consolidated financial statements.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

                                  (IN MILLIONS)

                                                                                  ACCUMULATED OTHER
                                                                             COMPREHENSIVE INCOME (LOSS)
                                                                            ----------------------------
                                                                                  NET          FOREIGN
                                                    ADDITIONAL                UNREALIZED       CURRENCY
                                           COMMON     PAID-IN    RETAINED     INVESTMENT     TRANSLATION
                                            STOCK     CAPITAL    EARNINGS   GAINS (LOSSES)   ADJUSTMENTS    TOTAL
                                           ------   ----------   --------   --------------   -----------   ------
Balance at January 1, 2005...............    $11      $  471       $ 190         $  30           $--       $  702
MetLife Insurance Company of
  Connecticut's common stock purchased by
  MetLife, Inc. (Notes 2 and 3)..........     75       6,709                                                6,784
Comprehensive income (loss):
  Net income.............................                            391                                      391
  Other comprehensive income (loss):
     Unrealized gains (losses) on
       derivative instruments, net of
       income tax........................                                           (1)                        (1)
     Unrealized investment gains
       (losses), net of related offsets
       and income tax....................                                         (445)                      (445)
     Foreign currency translation
       adjustments, net of income tax....                                                          2            2
                                                                                                           ------
     Other comprehensive income (loss)...                                                                    (444)
                                                                                                           ------
  Comprehensive income (loss)............                                                                     (53)
                                             ---      ------       -----         -----           ---       ------
Balance at December 31, 2005.............     86       7,180         581          (416)            2        7,433
Revisions of purchase price pushed down
  to MetLife Insurance Company of
  Connecticut's net assets acquired (Note
  2).....................................                 40                                                   40
Dividend paid to MetLife, Inc. ..........               (259)       (658)                                    (917)
Capital contribution of intangible assets
  from MetLife, Inc., net of income tax
  (Notes 8 and 14).......................                162                                                  162
Comprehensive income:
  Net income.............................                            597                                      597
  Other comprehensive income:
     Unrealized gains (losses) on
       derivative instruments, net of
       income tax........................                                           (5)                        (5)
     Unrealized investment gains
       (losses), net of related offsets
       and income tax....................                                          107                        107
     Foreign currency translation
       adjustments, net of income tax....                                                         (2)          (2)
                                                                                                           ------
     Other comprehensive income..........                                                                     100
                                                                                                           ------
  Comprehensive income...................                                                                     697
                                             ---      ------       -----         -----           ---       ------
Balance at December 31, 2006.............     86       7,123         520          (314)           --        7,415
Cumulative effect of change in accounting
  principle, net of income tax (Note 1)..                            (86)                                     (86)
                                             ---      ------       -----         -----           ---       ------
Balance at January 1, 2007...............     86       7,123         434          (314)           --        7,329
Dividend paid to MetLife, Inc. ..........               (404)       (286)                                    (690)
Comprehensive income:
  Net income, (As Restated, See Note
     20).................................                            744                                      744
  Other comprehensive income (loss):
     Unrealized gains (losses) on
       derivative instruments, net of
       income tax........................                                           (2)                        (2)
     Unrealized investment gains
       (losses), net of related offsets
       and income tax....................                                          (45)                       (45)
     Foreign currency translation
       adjustments, net of income tax,
       (As Restated, See Note 20)........                                                         12           12
                                                                                                           ------
     Other comprehensive income (loss),
       (As Restated, See Note 20)........                                                                     (35)
                                                                                                           ------
  Comprehensive income, (As Restated, See
     Note 20)............................                                                                     709
                                             ---      ------       -----         -----           ---       ------
Balance at December 31, 2007, (As
  Restated, See Note 20).................    $86      $6,719       $ 892         $(361)          $12       $7,348
                                             ===      ======       =====         =====           ===       ======




          See accompanying notes to consolidated financial statements.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

                                  (IN MILLIONS)


                                                           2007         2006       2005
                                                      -------------   --------   --------
                                                      (AS RESTATED,
                                                       SEE NOTE 20)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income..........................................     $    744     $    597   $    391
Adjustments to reconcile net income to net cash
  provided by operating activities:
     Depreciation and amortization expenses.........           26            6          4
     Amortization of premiums and accretion of
       discounts associated with investments, net...           11           74        112
     Losses from sales of investments and
       businesses, net..............................          145          521        198
     Gain from recapture of ceded reinsurance.......          (22)          --         --
     Undistributed equity earnings of real estate
       joint ventures and other limited partnership
       interests....................................         (121)         (83)       (19)
     Interest credited to policyholder account
       balances.....................................        1,299        1,316        720
     Universal life and investment-type product
       policy fees..................................       (1,411)      (1,268)      (862)
     Change in accrued investment income............          (35)           2        (68)
     Change in premiums and other receivables.......          360         (509)      (415)
     Change in deferred policy acquisition costs,
       net..........................................           61         (234)      (211)
     Change in insurance-related liabilities........           71          234        812
     Change in trading securities...................           --          (43)       103
     Change in income tax payable...................          308          156        298
     Change in other assets.........................          681          586        574
     Change in other liabilities....................          234         (351)      (876)
     Other, net.....................................           --           --          2
                                                         --------     --------   --------
Net cash provided by operating activities...........        2,351        1,004        763
                                                         --------     --------   --------
CASH FLOWS FROM INVESTING ACTIVITIES
  Sales, maturities and repayments of:
     Fixed maturity securities......................       21,546       27,706     24,008
     Equity securities..............................          146          218        221
     Mortgage and consumer loans....................        1,208        1,034        748
     Real estate and real estate joint ventures.....          155          126         65
     Other limited partnership interests............          465          762        173
  Purchases of:
     Fixed maturity securities......................      (19,365)     (23,840)   (32,850)
     Equity securities..............................         (357)        (109)        --
     Mortgage and consumer loans....................       (2,030)      (2,092)      (500)
     Real estate and real estate joint ventures.....         (458)         (56)       (13)
     Other limited partnership interests............         (515)        (343)      (330)
  Net change in policy loans........................            5           (2)         3
  Net change in short-term investments..............         (558)         991        599
  Net change in other invested assets...............         (175)        (316)       233
  Other, net........................................           16            1          3
                                                         --------     --------   --------
Net cash provided by (used in) investing
  activities........................................     $     83     $  4,080   $ (7,640)
                                                         --------     --------   --------




          See accompanying notes to consolidated financial statements.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
       FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005 -- (CONTINUED)

                                  (IN MILLIONS)

                                                           2007         2006       2005
                                                      -------------   --------   --------
                                                      (AS RESTATED,
                                                       SEE NOTE 20)
CASH FLOWS FROM FINANCING ACTIVITIES
  Policyholder account balances:
     Deposits.......................................     $ 11,395     $  8,185   $ 11,230
     Withdrawals....................................      (13,563)     (11,637)   (12,369)
  Net change in payables for collateral under
     securities loaned and other transactions.......        1,316         (582)     7,675
  Net change in short-term debt -- affiliated.......           --           --        (26)
  Long-term debt issued -- affiliated...............          200           --        400
  Dividends on common stock.........................         (690)        (917)        --
  Financing element on certain derivative
     instruments....................................           33          (55)       (49)
  Contribution of MetLife Insurance Company of
     Connecticut from MetLife, Inc. ................           --           --        443
                                                         --------     --------   --------
Net cash (used in) provided by financing
  activities........................................       (1,309)      (5,006)     7,304
                                                         --------     --------   --------
Change in cash and cash equivalents.................        1,125           78        427
Cash and cash equivalents, beginning of year........          649          571        144
                                                         --------     --------   --------
CASH AND CASH EQUIVALENTS, END OF YEAR..............     $  1,774     $    649   $    571
                                                         ========     ========   ========
Supplemental disclosures of cash flow information:
  Net cash paid (received) during the year for:
     Interest.......................................     $     33     $     31   $     18
                                                         ========     ========   ========
     Income tax.....................................     $     (6)    $     81   $     87
                                                         ========     ========   ========
  Non-cash transactions during the year:
     Net assets of MetLife Insurance Company of
       Connecticut acquired by MetLife, Inc. and
       contributed to MetLife Investors USA
       Insurance Company, net of cash received of
       $0, $0 and $443 million......................     $     --     $     --   $  6,341
                                                         ========     ========   ========
     Contribution of equity securities to MetLife
       Foundation...................................     $     12     $     --   $     --
                                                         ========     ========   ========
     Contribution of other intangible assets from
       MetLife, Inc., net of deferred income tax....     $     --     $    162   $     --
                                                         ========     ========   ========
     Contribution of goodwill from MetLife, Inc. ...     $     --     $     29   $     --
                                                         ========     ========   ========




--------

See Note 9 for disclosure regarding the receipt of $901 million under an affiliated reinsurance agreement during the year ended December 31, 2007, which is included in the change in premiums and other receivables in net cash provided by operating activities.

See Note 2 for further discussion of the net assets of MetLife Insurance Company of Connecticut acquired by MetLife, Inc. and contributed to MetLife Investors USA Insurance Company.

          See accompanying notes to consolidated financial statements.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE 20)

1.  BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING
    POLICIES

  BUSINESS

     "MICC" or the "Company" refers to MetLife Insurance Company of Connecticut, a Connecticut corporation incorporated in 1863, and its subsidiaries, including MetLife Investors USA Insurance Company ("MLI-USA"). The Company is a subsidiary of MetLife, Inc. ("MetLife"). The Company offers individual annuities, individual life insurance, and institutional protection and asset accumulation products.

     On December 7, 2007, MetLife Life and Annuity Company of Connecticut ("MLAC"), a former subsidiary, was merged with and into MetLife Insurance Company of Connecticut, its parent. The merger had no impact on the Company's consolidated financial statements.

     On October 11, 2006, MetLife transferred MLI-USA to MetLife Insurance Company of Connecticut. See Note 3.

     On July 1, 2005 (the "Acquisition Date"), MetLife Insurance Company of Connecticut became a wholly-owned subsidiary of MetLife. MetLife Insurance Company of Connecticut, together with substantially all of Citigroup Inc.'s ("Citigroup") international insurance businesses, excluding Primerica Life Insurance Company and its subsidiaries ("Primerica") (collectively, "Travelers"), were acquired by MetLife from Citigroup (the "Acquisition") for $12.1 billion. See Note 2 for further information on the Acquisition.

     Since the Company is a member of a controlled group of affiliated companies, its results may not be indicative of those of a stand-alone entity.

  BASIS OF PRESENTATION

     The accompanying consolidated financial statements include the accounts of
(i) MLI-USA and effective July 1, 2005, MetLife Insurance Company of Connecticut and its subsidiaries (See Notes 2 and 3); (ii) partnerships and joint ventures in which the Company has control; and (iii) variable interest entities ("VIEs") for which the Company is deemed to be the primary beneficiary. Intercompany accounts and transactions have been eliminated.

     The Company uses the equity method of accounting for investments in equity securities in which it has more than a 20% interest and for real estate joint ventures and other limited partnership interests in which it has more than a minor equity interest or more than a minor influence over the joint venture's or partnership's operations, but does not have a controlling interest and is not the primary beneficiary. The Company uses the cost method of accounting for investments in real estate joint ventures and other limited partnership interests in which it has a minor equity investment and virtually no influence over the joint venture's or partnership's operations.

     During the second quarter of 2007, the nature of the Company's partnership interest in Greenwich Street Investments, LP ("Greenwich") changed such that Greenwich is no longer consolidated and is now accounted for under the equity method of accounting. During the second quarter of 2006, the Company's ownership interest in Tribeca Citigroup Investments, Ltd. ("Tribeca") declined to a position whereby Tribeca is no longer consolidated and is now accounted for under the equity method of accounting. As such, there was no minority interest liability at December 31, 2007. Minority interest related to Greenwich included in other liabilities was $43 million at December 31, 2006.

     Certain amounts in the prior year periods' consolidated financial statements have been reclassified to conform with the 2007 presentation.

  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to adopt accounting policies and make estimates and

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


assumptions that affect amounts reported in the consolidated financial statements. The most critical estimates include those used in determining:

          (i) the fair value of investments in the absence of quoted market values;

          (ii)   investment impairments;

          (iii)  the recognition of income on certain investments;

          (iv) the application of the consolidation rules to certain investments;

          (v)    the fair value of and accounting for derivatives;

          (vi) the capitalization and amortization of deferred policy acquisition costs ("DAC") and the establishment and amortization of value of business acquired ("VOBA");

          (vii)  the measurement of goodwill and related impairment, if any;

          (viii) the liability for future policyholder benefits;

          (ix) accounting for income taxes and the valuation of deferred tax assets;

          (x)    accounting for reinsurance transactions; and

          (xi)   the liability for litigation and regulatory matters.

     A description of such critical estimates is incorporated within the discussion of the related accounting policies which follow. The application of purchase accounting requires the use of estimation techniques in determining the fair values of assets acquired and liabilities assumed -- the most significant of which relate to the aforementioned critical estimates. In applying these policies, management makes subjective and complex judgments that frequently require estimates about matters that are inherently uncertain. Many of these policies, estimates and related judgments are common in the insurance and financial services industries; others are specific to the Company's businesses and operations. Actual results could differ from these estimates.

  Investments

     The Company's principal investments are in fixed maturity and equity securities, mortgage and consumer loans, policy loans, real estate, real estate joint ventures and other limited partnerships, short-term investments, and other invested assets. The accounting policies related to each are as follows:

          Fixed Maturity and Equity Securities. The Company's fixed maturity and equity securities are classified as available-for-sale and are reported at their estimated fair value. Unrealized investment gains and losses on these securities are recorded as a separate component of other comprehensive income or loss, net of policyholder related amounts and deferred income taxes. All security transactions are recorded on a trade date basis. Investment gains and losses on sales of securities are determined on a specific identification basis.

          Interest income on fixed maturity securities is recorded when earned using an effective yield method giving effect to amortization of premiums and accretion of discounts. Dividends on equity securities are recorded when declared. These dividends and interest income are recorded as part of net investment income.

          Included within fixed maturity securities are loan-backed securities including mortgage-backed and asset-backed securities. Amortization of the premium or discount from the purchase of these securities considers the estimated timing and amount of prepayments of the underlying loans. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the prepayments originally anticipated and the actual prepayments received and currently anticipated. Prepayment assumptions for single class and multi-class mortgage-backed and asset-backed securities are obtained from

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


     broker-dealer survey values or internal estimates. For credit-sensitive mortgage-backed and asset-backed securities and certain prepayment-sensitive securities, the effective yield is recalculated on a prospective basis. For all other mortgage-backed and asset-backed securities, the effective yield is recalculated on a retrospective basis.

          The cost of fixed maturity and equity securities is adjusted for impairments in value deemed to be other-than-temporary in the period in which the determination is made. These impairments are included within net investment gains (losses) and the cost basis of the fixed maturity and equity securities is reduced accordingly. The Company does not change the revised cost basis for subsequent recoveries in value.

          The assessment of whether impairments have occurred is based on management's case-by-case evaluation of the underlying reasons for the decline in fair value. The Company's review of its fixed maturity and equity securities for impairments includes an analysis of the total gross unrealized losses by three categories of securities: (i) securities where the estimated fair value had declined and remained below cost or amortized cost by less than 20%; (ii) securities where the estimated fair value had declined and remained below cost or amortized cost by 20% or more for less than six months; and (iii) securities where the estimated fair value had declined and remained below cost or amortized cost by 20% or more for six months or greater.

          Additionally, management considers a wide range of factors about the security issuer and uses its best judgment in evaluating the cause of the decline in the estimated fair value of the security and in assessing the prospects for near-term recovery. Inherent in management's evaluation of the security are assumptions and estimates about the operations of the issuer and its future earnings potential. Considerations used by the Company in the impairment evaluation process include, but are not limited to: (i) the length of time and the extent to which the market value has been below cost or amortized cost; (ii) the potential for impairments of securities when the issuer is experiencing significant financial difficulties; (iii) the potential for impairments in an entire industry sector or sub-sector; (iv) the potential for impairments in certain economically depressed geographic locations; (v) the potential for impairments of securities where the issuer, series of issuers or industry has suffered a catastrophic type of loss or has exhausted natural resources; (vi) the Company's ability and intent to hold the security for a period of time sufficient to allow for the recovery of its value to an amount equal to or greater than cost or amortized cost (See also Note 4);
     (vii) unfavorable changes in forecasted cash flows on mortgage-backed and asset-backed securities; and (viii) other subjective factors, including concentrations and information obtained from regulators and rating agencies.

          Securities Lending. Securities loaned transactions are treated as financing arrangements and are recorded at the amount of cash received. The Company obtains collateral in an amount equal to 102% of the fair value of the securities loaned. The Company monitors the market value of the securities loaned on a daily basis with additional collateral obtained as necessary. Substantially all of the Company's securities loaned transactions are with large brokerage firms. Income and expenses associated with securities loaned transactions are reported as investment income and investment expense, respectively, within net investment income.

          Mortgage and Consumer Loans. Mortgage and consumer loans are stated at unpaid principal balance, adjusted for any unamortized premium or discount, deferred fees or expenses, net of valuation allowances. Interest income is accrued on the principal amount of the loan based on the loan's contractual interest rate. Amortization of premiums and discounts is recorded using the effective yield method. Interest income, amortization of premiums and discounts, and prepayment fees are reported in net investment income. Loans are considered to be impaired when it is probable that, based upon current information and events, the Company will be unable to collect all amounts due under the contractual terms of the loan agreement. Valuation allowances are established for the excess carrying value of the loan over the present value of expected future cash flows discounted at the loan's original effective interest rate, the value of the loan's

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


     collateral if the loan is in the process of foreclosure or otherwise collateral dependent, or the loan's market value if the loan is being sold. The Company also establishes allowances for loan losses when a loss contingency exists for pools of loans with similar characteristics, such as mortgage loans based on similar property types or loan to value risk factors. A loss contingency exists when the likelihood that a future event will occur is probable based on past events. Interest income earned on impaired loans is accrued on the principal amount of the loan based on the loan's contractual interest rate. However, interest ceases to be accrued for loans on which interest is generally more than 60 days past due and/or where the collection of interest is not considered probable. Cash receipts on such impaired loans are recorded as a reduction of the recorded investment. Gains and losses from the sale of loans and changes in valuation allowances are reported in net investment gains (losses).

          Policy Loans. Policy loans are stated at unpaid principal balances. Interest income on such loans is recorded as earned using the contractually agreed upon interest rate. Generally, interest is capitalized on the policy's anniversary date.

          Real Estate. Real estate held-for-investment, including related improvements, is stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful life of the asset (typically 20 to 55 years). Rental income is recognized on a straight-line basis over the term of the respective leases. The Company classifies a property as held-for-sale if it commits to a plan to sell a property within one year and actively markets the property in its current condition for a price that is reasonable in comparison to its fair value. The Company classifies the results of operations and the gain or loss on sale of a property that either has been disposed of or classified as held-for-sale as discontinued operations, if the ongoing operations of the property will be eliminated from the ongoing operations of the Company and if the Company will not have any significant continuing involvement in the operations of the property after the sale. Real estate held-for-sale is stated at the lower of depreciated cost or fair value less expected disposition costs. Real estate is not depreciated while it is classified as held-for-sale. The Company periodically reviews its properties held-for-investment for impairment and tests properties for recoverability whenever events or changes in circumstances indicate the carrying amount of the asset may not be recoverable and the carrying value of the property exceeds its fair value. Properties whose carrying values are greater than their undiscounted cash flows are written down to their fair value, with the impairment loss included in net investment gains (losses). Impairment losses are based upon the estimated fair value of real estate, which is generally computed using the present value of expected future cash flows from the real estate discounted at a rate commensurate with the underlying risks. Real estate acquired upon foreclosure of commercial and agricultural mortgage loans is recorded at the lower of estimated fair value or the carrying value of the mortgage loan at the date of foreclosure.

          Real Estate Joint Ventures and Other Limited Partnership
     Interests. The Company uses the equity method of accounting for investments in real estate joint ventures and other limited partnership interests in which it has more than a minor equity interest or more than a minor influence over the joint ventures or partnership's operations, but does not have a controlling interest and is not the primary beneficiary. The Company uses the cost method of accounting for investments in real estate joint ventures and other limited partnership interests in which it has a minor equity investment and virtually no influence over the joint ventures or the partnership's operations. In addition to the investees performing regular evaluations for the impairment of underlying investments, the Company routinely evaluates its investments in real estate joint ventures and other limited partnerships for impairments. For its cost method investments, the Company follows an impairment analysis which is similar to the process followed for its fixed maturity and equity securities as described previously. For equity method investees, the Company considers financial and other information provided by the investee, other known information and inherent risks in the underlying investments, as well as future capital commitments, in determining whether an impairment has occurred. When an other-than-

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


     temporary impairment is deemed to have occurred, the Company records a realized capital loss within net investment gains (losses) to record the investment at its fair value.

          Short-term Investments. Short-term investments include investments with remaining maturities of one year or less, but greater than three months, at the time of acquisition and are stated at amortized cost, which approximates fair value.

          Other Invested Assets. Other invested assets consist primarily of stand-alone derivatives with positive fair values.

          Estimates and Uncertainties. The Company's investments are exposed to three primary sources of risk: credit, interest rate and market valuation. The financial statement risks, stemming from such investment risks, are those associated with the recognition of impairments, the recognition of income on certain investments, and the determination of fair values.

          The determination of the amount of allowances and impairments, as applicable, are described previously by investment type. The determination of such allowances and impairments is highly subjective and is based upon the Company's periodic evaluation and assessment of known and inherent risks associated with the respective asset class. Such evaluations and assessments are revised as conditions change and new information becomes available. Management updates its evaluations regularly and reflects changes in allowances and impairments in operations as such evaluations are revised.

          The recognition of income on certain investments (e.g. loan-backed securities including mortgage-backed and asset-backed securities, certain investment transactions, etc.) is dependent upon market conditions, which could result in prepayments and changes in amounts to be earned.

          The fair values of publicly held fixed maturity securities and publicly held equity securities are based on quoted market prices or estimates from independent pricing services. However, in cases where quoted market prices are not available, such as for private fixed maturity securities, fair values are estimated using present value or valuation techniques. The determination of fair values is based on: (i) valuation methodologies; (ii) securities the Company deems to be comparable; and
     (iii) assumptions deemed appropriate given the circumstances. The fair value estimates are made at a specific point in time, based on available market information and judgments about financial instruments, including estimates of the timing and amounts of expected future cash flows and the credit standing of the issuer or counterparty. Factors considered in estimating fair value include: coupon rate, maturity, estimated duration, call provisions, sinking fund requirements, credit rating, industry sector of the issuer, and quoted market prices of comparable securities. The use of different methodologies and assumptions may have a material effect on the estimated fair value amounts.

          Additionally, when the Company enters into certain real estate joint ventures and other limited partnerships for which the Company may be deemed to be the primary beneficiary under Financial Accounting Standards Board ("FASB") Interpretation ("FIN") No. 46(r), Consolidation of Variable Interest Entities -- An Interpretation of ARB No. 51, it may be required to consolidate such investments. The accounting rules for the determination of the primary beneficiary are complex and require evaluation of the contractual rights and obligations associated with each party involved in the entity, an estimate of the entity's expected losses and expected residual returns and the allocation of such estimates to each party.

          The use of different methodologies and assumptions as to the determination of the fair value of investments, the timing and amount of impairments, the recognition of income, or consolidation of investments may have a material effect on the amounts presented within the consolidated financial statements.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

  Derivative Financial Instruments

     Derivatives are financial instruments whose values are derived from interest rates, foreign currency exchange rates, or other financial indices. Derivatives may be exchange-traded or contracted in the over-the-counter market. The Company uses a variety of derivatives, including swaps, forwards, futures and option contracts, to manage the risk associated with variability in cash flows or changes in fair values related to the Company's financial instruments. The Company also uses derivative instruments to hedge its currency exposure associated with net investments in certain foreign operations. To a lesser extent, the Company uses credit derivatives, such as credit default swaps, to synthetically replicate investment risks and returns which are not readily available in the cash market. The Company also purchases certain securities, issues certain insurance policies and investment contracts and engages in certain reinsurance contracts that have embedded derivatives.

     Freestanding derivatives are carried on the Company's consolidated balance sheet either as assets within other invested assets or as liabilities within other liabilities at fair value as determined by quoted market prices or through the use of pricing models. The determination of fair value, when quoted market values are not available, is based on valuation methodologies and assumptions deemed appropriate under the circumstances. Derivative valuations can be affected by changes in interest rates, foreign currency exchange rates, financial indices, credit spreads, market volatility, and liquidity. Values can also be affected by changes in estimates and assumptions used in pricing models. Such assumptions include estimates of volatility, interest rates, foreign currency exchange rates, other financial indices and credit ratings. Essential to the analysis of the fair value is risk of counterparty default. The use of different assumptions may have a material effect on the estimated derivative fair value amounts, as well as the amount of reported net income.

     If a derivative is not designated as an accounting hedge or its use in managing risk does not qualify for hedge accounting, changes in the fair value of the derivative are generally reported in net investment gains (losses). The fluctuations in fair value of derivatives which have not been designated for hedge accounting can result in significant volatility in net income.

     To qualify for hedge accounting, at the inception of the hedging relationship, the Company formally documents its risk management objective and strategy for undertaking the hedging transaction, as well as its designation of the hedge as either (i) a hedge of the fair value of a recognized asset or liability or an unrecognized firm commitment ("fair value hedge"); (ii) a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow hedge"); or (iii) a hedge of a net investment in a foreign operation. In this documentation, the Company sets forth how the hedging instrument is expected to hedge the designated risks related to the hedged item and sets forth the method that will be used to retrospectively and prospectively assess the hedging instrument's effectiveness and the method which will be used to measure ineffectiveness. A derivative designated as a hedging instrument must be assessed as being highly effective in offsetting the designated risk of the hedged item. Hedge effectiveness is formally assessed at inception and periodically throughout the life of the designated hedging relationship. Assessments of hedge effectiveness and measurements of ineffectiveness are also subject to interpretation and estimation and different interpretations or estimates may have a material effect on the amount reported in net income.

     The accounting for derivatives is complex and interpretations of the primary accounting standards continue to evolve in practice. Judgment is applied in determining the availability and application of hedge accounting designations and the appropriate accounting treatment under these accounting standards. If it was determined that hedge accounting designations were not appropriately applied, reported net income could be materially affected. Differences in judgment as to the availability and application of hedge accounting designations and the appropriate accounting treatment may result in a differing impact on the consolidated financial statements of the Company from that previously reported.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     Under a fair value hedge, changes in the fair value of the hedging derivative, including amounts measured as ineffectiveness, and changes in the fair value of the hedged item related to the designated risk being hedged, are reported within net investment gains (losses). The fair values of the hedging derivatives are exclusive of any accruals that are separately reported in the consolidated statement of income within interest income or interest expense to match the location of the hedged item.

     Under a cash flow hedge, changes in the fair value of the hedging derivative measured as effective are reported within other comprehensive income
(loss), a separate component of stockholders' equity, and the deferred gains or losses on the derivative are reclassified into the consolidated statement of income when the Company's earnings are affected by the variability in cash flows of the hedged item. Changes in the fair value of the hedging instrument measured as ineffectiveness are reported within net investment gains (losses). The fair values of the hedging derivatives are exclusive of any accruals that are separately reported in the consolidated statement of income within interest income or interest expense to match the location of the hedged item.

     In a hedge of a net investment in a foreign operation, changes in the fair value of the hedging derivative that are measured as effective are reported within other comprehensive income (loss) consistent with the translation adjustment for the hedged net investment in the foreign operation. Changes in the fair value of the hedging instrument measured as ineffectiveness are reported within net investment gains (losses).

     The Company discontinues hedge accounting prospectively when: (i) it is determined that the derivative is no longer highly effective in offsetting changes in the fair value or cash flows of a hedged item; (ii) the derivative expires, is sold, terminated, or exercised; (iii) it is no longer probable that the hedged forecasted transaction will occur; (iv) a hedged firm commitment no longer meets the definition of a firm commitment; or (v) the derivative is de-designated as a hedging instrument.

     When hedge accounting is discontinued because it is determined that the derivative is not highly effective in offsetting changes in the fair value or cash flows of a hedged item, the derivative continues to be carried on the consolidated balance sheet at its fair value, with changes in fair value recognized currently in net investment gains (losses). The carrying value of the hedged recognized asset or liability under a fair value hedge is no longer adjusted for changes in its fair value due to the hedged risk, and the cumulative adjustment to its carrying value is amortized into income over the remaining life of the hedged item. Provided the hedged forecasted transaction is still probable of occurrence, the changes in fair value of derivatives recorded in other comprehensive income (loss) related to discontinued cash flow hedges are released into the consolidated statement of income when the Company's earnings are affected by the variability in cash flows of the hedged item.

     When hedge accounting is discontinued because it is no longer probable that the forecasted transactions will occur by the end of the specified time period or the hedged item no longer meets the definition of a firm commitment, the derivative continues to be carried on the consolidated balance sheet at its fair value, with changes in fair value recognized currently in net investment gains (losses). Any asset or liability associated with a recognized firm commitment is derecognized from the consolidated balance sheet, and recorded currently in net investment gains (losses). Deferred gains and losses of a derivative recorded in other comprehensive income (loss) pursuant to the cash flow hedge of a forecasted transaction are recognized immediately in net investment gains (losses).

     In all other situations in which hedge accounting is discontinued, the derivative is carried at its fair value on the consolidated balance sheet, with changes in its fair value recognized in the current period as net investment gains (losses).

     The Company is also a party to financial instruments that contain terms which are deemed to be embedded derivatives. The Company assesses each identified embedded derivative to determine whether it is required to be bifurcated. If the instrument would not be accounted for in its entirety at fair value and it is determined that the terms of the embedded derivative are not clearly and closely related to the economic characteristics of the host contract,

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


and that a separate instrument with the same terms would qualify as a derivative instrument, the embedded derivative is bifurcated from the host contract and accounted for as a freestanding derivative. Such embedded derivatives are carried on the consolidated balance sheet at fair value with the host contract and changes in their fair value are reported currently in net investment gains (losses). If the Company is unable to properly identify and measure an embedded derivative for separation from its host contract, the entire contract is carried on the balance sheet at fair value, with changes in fair value recognized in the current period in net investment gains (losses). Additionally, the Company may elect to carry an entire contract on the balance sheet at fair value, with changes in fair value recognized in the current period in net investment gains (losses) if that contract contains an embedded derivative that requires bifurcation. There is a risk that embedded derivatives requiring bifurcation may not be identified and reported at fair value in the consolidated financial statements and that their related changes in fair value could materially affect reported net income.

  Cash and Cash Equivalents

     The Company considers all highly liquid investments purchased with an original or remaining maturity of three months or less at the date of purchase to be cash equivalents.

  Property, Equipment, Leasehold Improvements and Computer Software

     Property, equipment and leasehold improvements, which are included in other assets, are stated at cost, less accumulated depreciation and amortization. Depreciation is determined using either the straight-line or sum-of-the-years-digits method over the estimated useful lives of the assets, as appropriate. Estimated lives generally range from five to ten years for leasehold improvements and three to seven years for all other property and equipment. The net book value of property, equipment and leasehold improvements was less than $1 million and $1 million at December 31, 2007 and 2006, respectively.

     Computer software, which is included in other assets, is stated at cost, less accumulated amortization. Purchased software costs, as well as certain internal and external costs incurred to develop internal-use computer software during the application development stage, are capitalized. Such costs are amortized generally over a four-year period using the straight-line method. The cost basis of computer software was $72 million and $52 million at December 31, 2007 and 2006, respectively. Accumulated amortization of capitalized software was $11 million and $3 million at December 31, 2007 and 2006, respectively. Related amortization expense was $11 million, $3 million and $1 million for the years ended December 31, 2007, 2006 and 2005, respectively.

  Deferred Policy Acquisition Costs and Value of Business Acquired

     The Company incurs significant costs in connection with acquiring new and renewal insurance business. Costs that vary with and relate to the production of new business are deferred as DAC. Such costs consist principally of commissions and agency and policy issue expenses. VOBA is an intangible asset that reflects the estimated fair value of in-force contracts in a life insurance company acquisition and represents the portion of the purchase price that is allocated to the value of the right to receive future cash flows from the business in-force at the acquisition date. VOBA is based on actuarially determined projections, by each block of business, of future policy and contract charges, premiums, mortality and morbidity, separate account performance, surrenders, operating expenses, investment returns and other factors. Actual experience on the purchased business may vary from these projections. The recovery of DAC and VOBA is dependent upon the future profitability of the related business. DAC and VOBA are aggregated in the financial statements for reporting purposes.

     DAC and VOBA on life insurance or investment-type contracts are amortized in proportion to gross premiums or gross profits, depending on the type of contract as described below.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     The Company amortizes DAC and VOBA related to non-participating traditional contracts (term insurance and non-participating whole life insurance) over the entire premium paying period in proportion to the present value of actual historic and expected future gross premiums. The present value of expected premiums is based upon the premium requirement of each policy and assumptions for mortality, morbidity, persistency, and investment returns at policy issuance, or policy acquisition as it relates to VOBA, that include provisions for adverse deviation and are consistent with the assumptions used to calculate future policyholder benefit liabilities. These assumptions are not revised after policy issuance or acquisition unless the DAC or VOBA balance is deemed to be unrecoverable from future expected profits. Absent a premium deficiency, variability in amortization after policy issuance or acquisition is caused only by variability in premium volumes.

     The Company amortizes DAC and VOBA related to fixed and variable universal life contracts and fixed and variable deferred annuity contracts over the estimated lives of the contracts in proportion to actual and expected future gross profits. The amortization includes interest based on rates in effect at inception or acquisition of the contracts. The amount of future gross profits is dependent principally upon returns in excess of the amounts credited to policyholders, mortality, persistency, interest crediting rates, expenses to administer the business, creditworthiness of reinsurance counterparties, the effect of any hedges used, and certain economic variables, such as inflation. Of these factors, the Company anticipates that investment returns, expenses, and persistency are reasonably likely to impact significantly the rate of DAC and VOBA amortization. Each reporting period, the Company updates the estimated gross profits with the actual gross profits for that period. When the actual gross profits change from previously estimated gross profits, the cumulative DAC and VOBA amortization is re-estimated and adjusted by a cumulative charge or credit to current operations. When actual gross profits exceed those previously estimated, the DAC and VOBA amortization will increase, resulting in a current period charge to earnings. The opposite result occurs when the actual gross profits are below the previously estimated gross profits. Each reporting period, the Company also updates the actual amount of business remaining in-force, which impacts expected future gross profits.

     Separate account rates of return on variable universal life contracts and variable deferred annuity contracts affect in-force account balances on such contracts each reporting period. Returns that are higher than the Company's long-term expectation produce higher account balances, which increases the Company's future fee expectations and decreases future benefit payment expectations on minimum death benefit guarantees, resulting in higher expected future gross profits. The opposite result occurs when returns are lower than the Company's long-term expectation. The Company's practice to determine the impact of gross profits resulting from returns on separate accounts assumes that long-term appreciation in equity markets is not changed by short-term market fluctuations, but is only changed when sustained interim deviations are expected. The Company monitors these changes and only changes the assumption when its long-term expectation changes.

     The Company also reviews periodically other long-term assumptions underlying the projections of estimated gross profits. These include investment returns, interest crediting rates, mortality, persistency, and expenses to administer business. Management annually updates assumptions used in the calculation of estimated gross profits which may have significantly changed. If the update of assumptions causes expected future gross profits to increase, DAC and VOBA amortization will decrease, resulting in a current period increase to earnings. The opposite result occurs when the assumption update causes expected future gross profits to decrease.

     Prior to 2007, DAC related to any internally replaced contract was generally expensed at the date of replacement. As described more fully in "Adoption of New Accounting Pronouncements", effective January 1, 2007, the Company adopted Statement of Position ("SOP") 05-1, Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts ("SOP 05-1"). Under SOP 05-1, an internal replacement is defined as a modification in product benefits, features, rights or coverages that occur by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by election or coverage within a contract. If the modification substantially changes the contract, the DAC is written off

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


immediately through income and any new deferrable costs associated with the replacement contract are deferred. If the modification does not substantially change the contract, the DAC amortization on the original contract will continue and any acquisition costs associated with the related modification are expensed.

  Sales Inducements

     The Company has two different types of sales inducements which are included in other assets: (i) the policyholder receives a bonus whereby the policyholder's initial account balance is increased by an amount equal to a specified percentage of the customer's deposit; and (ii) the policyholder receives a higher interest rate using a dollar cost averaging method than would have been received based on the normal general account interest rate credited. The Company defers sales inducements and amortizes them over the life of the policy using the same methodology and assumptions used to amortize DAC.

  Goodwill

     Goodwill is the excess of cost over the fair value of net assets acquired. Goodwill is not amortized but is tested for impairment at least annually or more frequently if events or circumstances, such as adverse changes in the business climate, indicate that there may be justification for conducting an interim test. Impairment testing is performed using the fair value approach, which requires the use of estimates and judgment, at the "reporting unit" level. A reporting unit is the operating segment or a business one level below the operating segment, if discrete financial information is prepared and regularly reviewed by management at that level. For purposes of goodwill impairment testing, goodwill within Corporate & Other is allocated to reporting units within the Company's business segments. If the carrying value of a reporting unit's goodwill exceeds its fair value, the excess is recognized as an impairment and recorded as a charge against net income. The fair values of the reporting units are determined using a market multiple or a discounted cash flow model. The critical estimates necessary in determining fair value are projected earnings, comparative market multiples and the discount rate.

  Liability for Future Policy Benefits and Policyholder Account Balances

     The Company establishes liabilities for amounts payable under insurance policies, including traditional life insurance, traditional annuities and non-medical health insurance. Generally, amounts are payable over an extended period of time and related liabilities are calculated as the present value of future expected benefits to be paid reduced by the present value of future expected premiums. Such liabilities are established based on methods and underlying assumptions in accordance with GAAP and applicable actuarial standards. Principal assumptions used in the establishment of liabilities for future policy benefits are mortality, morbidity, policy lapse, renewal, retirement, investment returns, inflation, expenses and other contingent events as appropriate to the respective product type. Utilizing these assumptions, liabilities are established on a block of business basis.

     Future policy benefit liabilities for non-participating traditional life insurance policies are equal to the aggregate of the present value of expected future benefit payments and related expenses less the present value of expected future net premiums. Assumptions as to mortality and persistency are based upon the Company's experience when the basis of the liability is established. Interest rates for future policy benefit liabilities on non-participating traditional life insurance range from 3% to 8%.

     Future policy benefit liabilities for individual and group traditional fixed annuities after annuitization are equal to the present value of expected future payments. Interest rates used in establishing such liabilities range from 4% to 11%.

     Future policy benefit liabilities for non-medical health insurance are calculated using the net level premium method and assumptions as to future morbidity, withdrawals and interest, which provide a margin for adverse deviation. Interest rates used in establishing such liabilities range from 4% to 7%.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     Future policy benefit liabilities for disabled lives are estimated using the present value of benefits method and experience assumptions as to claim terminations, expenses and interest. Interest rates used in establishing such liabilities range from 3% to 6%.

     Liabilities for unpaid claims and claim expenses for the Company's workers' compensation business are included in future policyholder benefits and are estimated based upon the Company's historical experience and other actuarial assumptions that consider the effects of current developments, anticipated trends and risk management programs, reduced for anticipated subrogation. The effects of changes in such estimated liabilities are included in the results of operations in the period in which the changes occur.

     The Company establishes future policy benefit liabilities for minimum death and income benefit guarantees relating to certain annuity contracts and secondary guarantees relating to certain life policies as follows:

     - Annuity guaranteed minimum death benefit ("GMDB") liabilities are determined by estimating the expected value of death benefits in excess of the projected account balance and recognizing the excess ratably over the accumulation period based on total expected assessments. The Company regularly evaluates estimates used and adjusts the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. The assumptions used in estimating the GMDB liabilities are consistent with those used for amortizing DAC, and are thus subject to the same variability and risk. The assumptions of investment performance and volatility are consistent with the historical experience of the Standard & Poor's 500 Index ("S&P"). The benefits used in calculating the liabilities are based on the average benefits payable over a range of scenarios.

     - Guaranteed minimum income benefit ("GMIB") liabilities are determined by estimating the expected value of the income benefits in excess of the projected account balance at any future date of annuitization and recognizing the excess ratably over the accumulation period based on total expected assessments. The Company regularly evaluates estimates used and adjusts the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. The assumptions used for estimating the GMIB liabilities are consistent with those used for estimating the GMDB liabilities. In addition, the calculation of guaranteed annuitization benefit liabilities incorporates an assumption for the percentage of the potential annuitizations that may be elected by the contractholder.

     Liabilities for universal and variable life secondary guarantees are determined by estimating the expected value of death benefits payable when the account balance is projected to be zero and recognizing those benefits ratably over the accumulation period based on total expected assessments. The Company regularly evaluates estimates used and adjusts the additional liability balances, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. The assumptions used in estimating the secondary guarantee liabilities are consistent with those used for amortizing DAC, and are thus subject to the same variability and risk. The assumptions of investment performance and volatility for variable products are consistent with historical S&P experience. The benefits used in calculating the liabilities are based on the average benefits payable over a range of scenarios.

     The Company establishes policyholder account balances for guaranteed minimum benefit riders relating to certain variable annuity products as follows:

     - Guaranteed minimum withdrawal benefit riders ("GMWB") guarantee the contractholder a return of their purchase payment via partial withdrawals, even if the account value is reduced to zero, provided that the contractholder's cumulative withdrawals in a contract year do not exceed a certain limit. The initial guaranteed withdrawal amount is equal to the initial benefit base as defined in the contract (typically, the initial purchase payments plus applicable bonus amounts). The GMWB is an embedded derivative, which is measured at fair value separately from the host variable annuity product.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     - Guaranteed minimum accumulation benefit riders ("GMAB") provide the contractholder, after a specified period of time determined at the time of issuance of the variable annuity contract, with a minimum accumulation of their purchase payments even if the account value is reduced to zero. The initial guaranteed accumulation amount is equal to the initial benefit base as defined in the contract (typically, the initial purchase payments plus applicable bonus amounts). The GMAB is also an embedded derivative, which is measured at fair value separately from the host variable annuity product.

     - For both GMWB and GMAB, the initial benefit base is increased by additional purchase payments made within a certain time period and decreases by benefits paid and/or withdrawal amounts. After a specified period of time, the benefit base may also increase as a result of an optional reset as defined in the contract.

     The fair values of the GMWB and GMAB riders are calculated based on actuarial and capital market assumptions related to the projected cash flows, including benefits and related contract charges, over the lives of the contracts, incorporating expectations concerning policyholder behavior. In measuring the fair value of GMWBs and GMABs, the Company attributes a portion of the fees collected from the policyholder equal to the present value of expected future guaranteed minimum withdrawal and accumulation benefits (at inception). The changes in fair value are reported in net investment gains (losses). Any additional fees represent "excess" fees and are reported in universal life and investment-type product policy fees. These riders may be more costly than expected in volatile or declining markets, causing an increase in liabilities for future policy benefits, negatively affecting net income.

     The Company issues both GMWBs and GMABs directly and assumes risk relating to GMWBs and GMABs issued by an affiliate through a financing agreement. Some of the risks associated with GMWBs and GMABs directly written and assumed were transferred to a different affiliate through another financing agreement and are included in premiums and other receivables.

     The Company periodically reviews its estimates of actuarial liabilities for future policy benefits and compares them with its actual experience. Differences between actual experience and the assumptions used in pricing these policies, guarantees and riders and in the establishment of the related liabilities result in variances in profit and could result in losses. The effects of changes in such estimated liabilities are included in the results of operations in the period in which the changes occur.

     Policyholder account balances relate to investment-type contracts and universal life-type policies. Investment-type contracts principally include traditional individual fixed annuities in the accumulation phase and non-variable group annuity contracts. Policyholder account balances are equal to:
(i) policy account values, which consist of an accumulation of gross premium payments; (ii) credited interest, ranging from 1% to 13%, less expenses, mortality charges, and withdrawals; and (iii) fair value purchase accounting adjustments relating to the Acquisition.

  Other Policyholder Funds

     Other policyholder funds include policy and contract claims, and unearned revenue liabilities.

     The liability for policy and contract claims generally relates to incurred but not reported death, disability, and long-term care ("LTC") claims as well as claims which have been reported but not yet settled. The liability for these claims is based on the Company's estimated ultimate cost of settling all claims. The Company derives estimates for the development of incurred but not reported claims principally from actuarial analyses of historical patterns of claims and claims development for each line of business. The methods used to determine these estimates are continually reviewed. Adjustments resulting from this continuous review process and differences between estimates and payments for claims are recognized in policyholder benefits and claims expense in the period in which the estimates are changed or payments are made.

     The unearned revenue liability relates to universal life-type and investment-type products and represents policy charges for services to be provided in future periods. The charges are deferred as unearned revenue and

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


amortized using the product's estimated gross profits, similar to DAC. Such amortization is recorded in universal life and investment-type product policy fees.

  Recognition of Insurance Revenue and Related Benefits

     Premiums related to traditional life and annuity policies with life contingencies are recognized as revenues when due from policyholders. Policyholder benefits and expenses are provided against such revenues to recognize profits over the estimated lives of the policies. When premiums are due over a significantly shorter period than the period over which benefits are provided, any excess profit is deferred and recognized into operations in a constant relationship to insurance in-force or, for annuities, the amount of expected future policy benefit payments. Premiums related to non-medical health and disability contracts are recognized on a pro rata basis over the applicable contract term.

     Deposits related to universal life-type and investment-type products are credited to policyholder account balances. Revenues from such contracts consist of amounts assessed against policyholder account balances for mortality, policy administration and surrender charges and are recorded in universal life and investment-type product policy fees in the period in which services are provided. Amounts that are charged to operations include interest credited and benefit claims incurred in excess of related policyholder account balances.

     Premiums related to workers' compensation contracts are recognized as revenue on a pro rata basis over the applicable contract term.

     Premiums, policy fees, policyholder benefits and expenses are presented net of reinsurance.

  Other Revenues

     Other revenues include advisory fees, broker-dealer commissions and fees, and administrative service fees. Such fees and commissions are recognized in the period in which services are performed.

  Income Taxes

     MetLife Insurance Company of Connecticut files a consolidated U.S. federal income tax return with its includable subsidiaries in accordance with the provisions of the Internal Revenue Code of 1986, as amended (the "Code"). Non-includable subsidiaries file either separate individual corporate tax returns or separate consolidated tax returns. Prior to the transfer of MLI-USA to MetLife Insurance Company of Connecticut, MLI-USA joined MetLife's includable subsidiaries in filing a federal income tax return. MLI-USA joined MetLife Insurance Company of Connecticut's includable subsidiaries as of October 11, 2006.

     The Company's accounting for income taxes represents management's best estimate of various events and transactions.

     Deferred tax assets and liabilities resulting from temporary differences between the financial reporting and tax bases of assets and liabilities are measured at the balance sheet date using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse.

     In connection with the Acquisition, for U.S. federal income tax purposes, an election in 2005 under Internal Revenue Code Section 338 was made by the Company's parent, MetLife. As a result of this election, the tax basis in the acquired assets and liabilities was adjusted as of the Acquisition Date and the related deferred tax asset established for the taxable difference from the book basis.

     The realization of deferred tax assets depends upon the existence of sufficient taxable income within the carryback or carryforward periods under the tax law in the applicable tax jurisdiction. Valuation allowances are established when management determines, based on available information, that it is more likely than not that

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


deferred income tax assets will not be realized. Significant judgment is required in determining whether valuation allowances should be established as well as the amount of such allowances. When making such determination, consideration is given to, among other things, the following:

     (i) future taxable income exclusive of reversing temporary differences and carryforwards;

     (ii)  future reversals of existing taxable temporary differences;

     (iii) taxable income in prior carryback years; and

     (iv)  tax planning strategies.

     The Company may be required to change its provision for income taxes in certain circumstances. Examples of such circumstances include when the ultimate deductibility of certain items is challenged by taxing authorities (See also
Note 11) or when estimates used in determining valuation allowances on deferred tax assets significantly change or when receipt of new information indicates the need for adjustment in valuation allowances. Additionally, future events, such as changes in tax laws, tax regulations, or interpretations of such laws or regulations, could have an impact on the provision for income tax and the effective tax rate. Any such changes could significantly affect the amounts reported in the consolidated financial statements in the year these changes occur.

     As described more fully in "Adoption of New Accounting Pronouncements", the Company adopted FIN No. 48, Accounting for Uncertainty in Income Taxes -- An Interpretation of FASB Statement No. 109 ("FIN 48") effective January 1, 2007. Under FIN 48, the Company determines whether it is more-likely-than-not that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. A tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement. Unrecognized tax benefits due to tax uncertainties that do not meet the threshold are included within other liabilities and are charged to earnings in the period that such determination is made.

     The Company classifies interest recognized as interest expense and penalties recognized as a component of income tax.

  Reinsurance

     The Company enters into reinsurance transactions as both a provider and a purchaser of reinsurance for its life insurance products.

     For each of its reinsurance contracts, the Company determines if the contract provides indemnification against loss or liability relating to insurance risk in accordance with applicable accounting standards. The Company reviews all contractual features, particularly those that may limit the amount of insurance risk to which the reinsurer is subject or features that delay the timely reimbursement of claims.

     For reinsurance of existing in-force blocks of long-duration contracts that transfer significant insurance risk, the difference, if any, between the amounts paid (received), and the liabilities ceded (assumed) related to the underlying contracts is considered the net cost of reinsurance at the inception of the contract. The net cost of reinsurance is recorded as an adjustment to DAC and recognized as a component of other expenses on a basis consistent with the way the acquisition costs on the underlying reinsured contracts would be recognized. Subsequent amounts paid (received) on the reinsurance of in-force blocks, as well as amounts paid (received) related to new business, are recorded as ceded (assumed) premiums and ceded (assumed) future policy benefit liabilities are established.

     The assumptions used to account for long-duration reinsurance contracts are consistent with those used for the underlying contracts. Ceded policyholder and contract related liabilities, other than those currently due, are reported gross on the balance sheet.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     Amounts currently recoverable under reinsurance contracts are included in premiums and other receivables and amounts currently payable are included in other liabilities. Such assets and liabilities relating to reinsurance contracts with the same reinsurer may be recorded net on the balance sheet, if a right of offset exists within the reinsurance contract.

     Premiums, fees and policyholder benefits and claims include amounts assumed under reinsurance contracts and are net of reinsurance ceded.

     If the Company determines that a reinsurance contract does not expose the reinsurer to a reasonable possibility of a significant loss from insurance risk, the Company records the contract using the deposit method of accounting. Deposits received are included in other liabilities and deposits made are included within other assets. As amounts are paid or received, consistent with the underlying contracts, the deposit assets or liabilities are adjusted. Interest on such deposits is recorded as other revenues or other expenses, as appropriate. Periodically, the Company evaluates the adequacy of the expected payments or recoveries and adjusts the deposit asset or liability through other revenues or other expenses, as appropriate.

     Amounts received from reinsurers for policy administration are reported in other revenues.

     Accounting for reinsurance requires extensive use of assumptions and estimates, particularly related to the future performance of the underlying business and the potential impact of counterparty credit risks. The Company periodically reviews actual and anticipated experience compared to the aforementioned assumptions used to establish assets and liabilities relating to ceded and assumed reinsurance and evaluates the financial strength of counterparties to its reinsurance agreements using criteria similar to that evaluated in the security impairment process discussed previously.

  Separate Accounts

     Separate accounts are established in conformity with insurance laws and are generally not chargeable with liabilities that arise from any other business of the Company. Separate account assets are subject to general account claims only to the extent the value of such assets exceeds the separate account liabilities. The Company reports separately, as assets and liabilities, investments held in separate accounts and liabilities of the separate accounts if (i) such separate accounts are legally recognized; (ii) assets supporting the contract liabilities are legally insulated from the Company's general account liabilities; (iii) investments are directed by the contractholder; and (iv) all investment performance, net of contract fees and assessments, is passed through to the contractholder. The Company reports separate account assets meeting such criteria at their fair value. Investment performance (including investment income, net investment gains (losses) and changes in unrealized gains (losses)) and the corresponding amounts credited to contractholders of such separate accounts are offset within the same line in the consolidated statements of income.

     The Company's revenues reflect fees charged to the separate accounts, including mortality charges, risk charges, policy administration fees, investment management fees and surrender charges. Separate accounts not meeting the above criteria are combined on a line-by-line basis with the Company's general account assets, liabilities, revenues and expenses.

  Employee Benefit Plans

     Eligible employees, sales representatives and retirees of the Company are provided pension, postretirement and postemployment benefits under plans sponsored and administered by Metropolitan Life Insurance Company ("MLIC"), an affiliate of the Company. The Company's obligation and expense related to these benefits is limited to the amount of associated expense allocated from MLIC.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

  Foreign Currency

     Balance sheet accounts of foreign operations are translated at the exchange rates in effect at each year-end and income and expense accounts are translated at the average rates of exchange prevailing during the year. The functional currencies of foreign operations are the currencies in which these operations principally do business, typically local currencies, unless the local economy is highly inflationary. Translation adjustments are charged or credited directly to other comprehensive income or loss. Gains and losses from foreign currency transactions are reported as net investment gains (losses) in the period in which they occur.

  Discontinued Operations

     The results of operations of a component of the Company that either has been disposed of or is classified as held-for-sale are reported in discontinued operations if the operations and cash flows of the component have been or will be eliminated from the ongoing operations of the Company as a result of the disposal transaction and the Company will not have any significant continuing involvement in the operations of the component after the disposal transaction.

  Litigation Contingencies

     The Company is a party to legal actions and is involved in regulatory investigations. Given the inherent unpredictability of these matters, it is difficult to estimate the impact on the Company's financial position. Liabilities are established when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. On a quarterly and annual basis, the Company reviews relevant information with respect to liabilities for litigation, regulatory investigations and litigation-related contingencies to be reflected in the Company's consolidated financial statements. It is possible that an adverse outcome in certain matters, or the use of different assumptions in the determination of amounts recorded, could have a material adverse effect upon the Company's consolidated net income or cash flows in particular quarterly or annual periods.

  ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS

  Income Taxes

     Effective January 1, 2007, the Company adopted FIN 48. FIN 48 clarifies the accounting for uncertainty in income tax recognized in a company's financial statements. FIN 48 requires companies to determine whether it is "more likely than not" that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. It also provides guidance on the recognition, measurement, and classification of income tax uncertainties, along with any related interest and penalties. Previously recorded income tax benefits that no longer meet this standard are required to be charged to earnings in the period that such determination is made. The adoption of FIN 48 did not have a material impact on the Company's consolidated financial statements. See also Note 11.

  Insurance Contracts

     Effective January 1, 2007, the Company adopted SOP 05-1 which provides guidance on accounting by insurance enterprises for DAC on internal replacements of insurance and investment contracts other than those specifically described in Statement of Financial Accounting Standards ("SFAS") No. 97, Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments. SOP 05-1 defines an internal replacement and is effective for internal replacements occurring in fiscal years beginning after December 15, 2006. In addition, in February 2007, the American Institute of Certified Public Accountants ("AICPA") issued related Technical Practice Aids ("TPAs") to provide further clarification of SOP 05-1. The TPAs became effective concurrently with the adoption of SOP 05-1.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     As a result of the adoption of SOP 05-1 and the related TPAs, if an internal replacement modification substantially changes a contract, then the DAC is written off immediately through income and any new deferrable costs associated with the new replacement are deferred. If a contract modification does not substantially change the contract, the DAC amortization on the original contract will continue and any acquisition costs associated with the related modification are immediately expensed.

     The adoption of SOP 05-1 and the related TPAs resulted in a reduction to DAC and VOBA on January 1, 2007 and an acceleration of the amortization period relating primarily to the Company's group life and non-medical health insurance contracts that contain certain rate reset provisions. Prior to the adoption of SOP 05-1, DAC on such contracts was amortized over the expected renewable life of the contract. Upon adoption of SOP 05-1, DAC on such contracts is to be amortized over the rate reset period. The impact as of January 1, 2007 was a cumulative effect adjustment of $86 million, net of income tax of $46 million, which was recorded as a reduction to retained earnings.

  Derivative Financial Instruments

     The Company has adopted guidance relating to derivative financial instruments as follows:

     - Effective January 1, 2006, the Company adopted prospectively SFAS No. 155, Accounting for Certain Hybrid Instruments ("SFAS 155"). SFAS 155 amends SFAS No. 133, Accounting for Derivative Instruments and Hedging ("SFAS 133") and SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities ("SFAS 140"). SFAS 155 allows financial instruments that have embedded derivatives to be accounted for as a whole, eliminating the need to bifurcate the derivative from its host, if the holder elects to account for the whole instrument on a fair value basis. In addition, among other changes, SFAS 155:

       (i) clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS 133;

       (ii) establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation;

       (iii) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and

       (iv) amends SFAS 140 to eliminate the prohibition on a qualifying special-purpose entity ("QSPE") from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial interest.

     The adoption of SFAS 155 did not have a material impact on the Company's consolidated financial statements.

     - Effective October 1, 2006, the Company adopted SFAS 133 Implementation Issue No. B40, Embedded Derivatives: Application of Paragraph 13(b) to Securitized Interests in Prepayable Financial Assets ("Issue B40"). Issue B40 clarifies that a securitized interest in prepayable financial assets is not subject to the conditions in paragraph 13(b) of SFAS 133, if it meets both of the following criteria: (i) the right to accelerate the settlement if the securitized interest cannot be controlled by the investor; and (ii) the securitized interest itself does not contain an embedded derivative (including an interest rate-related derivative) for which bifurcation would be required other than an embedded derivative that results solely from the embedded call options in the underlying financial assets. The adoption of Issue B40 did not have a material impact on the Company's consolidated financial statements.

     - Effective January 1, 2006, the Company adopted prospectively SFAS 133 Implementation Issue No. B38, Embedded Derivatives: Evaluation of Net Settlement with Respect to the Settlement of a Debt Instrument

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


       through Exercise of an Embedded Put Option or Call Option ("Issue B38") and SFAS 133 Implementation Issue No. B39, Embedded Derivatives:
       Application of Paragraph 13(b) to Call Options That Are Exercisable Only by the Debtor ("Issue B39"). Issue B38 clarifies that the potential settlement of a debtor's obligation to a creditor occurring upon exercise of a put or call option meets the net settlement criteria of SFAS 133. Issue B39 clarifies that an embedded call option, in which the underlying is an interest rate or interest rate index, that can accelerate the settlement of a debt host financial instrument should not be bifurcated and fair valued if the right to accelerate the settlement can be exercised only by the debtor (issuer/borrower) and the investor will recover substantially all of its initial net investment. The adoption of Issues B38 and B39 did not have a material impact on the Company's consolidated financial statements.

  Other

     Effective January 1, 2007, the Company adopted SFAS No. 156, Accounting for Servicing of Financial Assets -- an amendment of FASB Statement No. 140 ("SFAS 156"). Among other requirements, SFAS 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in certain situations. The adoption of SFAS 156 did not have an impact on the Company's consolidated financial statements.

     Effective November 15, 2006, the Company adopted U.S. Securities and Exchange Commission ("SEC") Staff Accounting Bulletin ("SAB") No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements ("SAB 108"). SAB 108 provides guidance on how prior year misstatements should be considered when quantifying misstatements in current year financial statements for purposes of assessing materiality. SAB 108 requires that registrants quantify errors using both a balance sheet and income statement approach and evaluate whether either approach results in quantifying a misstatement that, when relevant quantitative and qualitative factors are considered, is material. SAB 108 permits companies to initially apply its provisions by either restating prior financial statements or recording a cumulative effect adjustment to the carrying values of assets and liabilities as of January 1, 2006 with an offsetting adjustment to retained earnings for errors that were previously deemed immaterial but are material under the guidance in SAB 108. The adoption of SAB 108 did not have a material impact on the Company's consolidated financial statements.

     Effective January 1, 2006, the Company adopted SFAS No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3 ("SFAS 154"). SFAS 154 requires retrospective application to prior periods' financial statements for a voluntary change in accounting principle unless it is deemed impracticable. It also requires that a change in the method of depreciation, amortization, or depletion for long-lived, non-financial assets be accounted for as a change in accounting estimate rather than a change in accounting principle. The adoption of SFAS 154 did not have a material impact on the Company's consolidated financial statements.

     In June 2005, the Emerging Issues Task Force ("EITF") reached consensus on Issue No. 04-5, Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights ("EITF 04-5"). EITF 04-5 provides a framework for determining whether a general partner controls and should consolidate a limited partnership or a similar entity in light of certain rights held by the limited partners. The consensus also provides additional guidance on substantive rights. EITF 04-5 was effective after June 29, 2005 for all newly formed partnerships and for any pre-existing limited partnerships that modified their partnership agreements after that date. For all other limited partnerships, EITF 04-5 required adoption by January 1, 2006 through a cumulative effect of a change in accounting principle recorded in opening equity or applied retrospectively by adjusting prior period financial statements. The adoption of the provisions of EITF 04-5 did not have a material impact on the Company's consolidated financial statements.

     Effective November 9, 2005, the Company prospectively adopted the guidance in FASB Staff Position ("FSP") No. FAS 140-2, Clarification of the Application of Paragraphs 40(b) and 40(c) of FAS 140 ("FSP 140-2").

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


FSP 140-2 clarified certain criteria relating to derivatives and beneficial interests when considering whether an entity qualifies as a QSPE. Under FSP 140-2, the criteria must only be met at the date the QSPE issues beneficial interests or when a derivative financial instrument needs to be replaced upon the occurrence of a specified event outside the control of the transferor. The adoption of FSP 140-2 did not have a material impact on the Company's consolidated financial statements.

     Effective July 1, 2005, the Company adopted SFAS No. 153, Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29 ("SFAS 153"). SFAS 153 amended prior guidance to eliminate the exception for nonmonetary exchanges of similar productive assets and replaced it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of SFAS 153 were required to be applied prospectively for fiscal periods beginning after June 15, 2005. The adoption of SFAS 153 did not have a material impact on the Company's consolidated financial statements.

     In June 2005, the FASB completed its review of EITF Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments ("EITF 03-1"). EITF 03-1 provides accounting guidance regarding the determination of when an impairment of debt and marketable equity securities and investments accounted for under the cost method should be considered other-than-temporary and recognized in income. EITF 03-1 also requires certain quantitative and qualitative disclosures for debt and marketable equity securities classified as available-for-sale or held-to-maturity under SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, that are impaired at the balance sheet date but for which an other-than-temporary impairment has not been recognized. The FASB decided not to provide additional guidance on the meaning of other-than-temporary impairment but has issued FSP Nos. FAS 115-1 and FAS 124-1, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments ("FSP 115-1"), which nullifies the accounting guidance on the determination of whether an investment is other-than-temporarily impaired as set forth in EITF 03-1. As required by FSP 115-1, the Company adopted this guidance on a prospective basis, which had no material impact on the Company's consolidated financial statements, and has provided the required disclosures.

  FUTURE ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS

  Fair Value

     In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. Effective January 1, 2008, the Company adopted SFAS 157 and applied the provisions of the statement prospectively to assets and liabilities measured and disclosed at fair value. In addition to new disclosure requirements, the adoption of SFAS 157 changes the valuation of certain freestanding derivatives by moving from a mid to bid pricing convention as well as changing the valuation of embedded derivatives associated with annuity contracts. The change in valuation of embedded derivatives associated with annuity contracts results from the incorporation of risk margins and the Company's own credit standing in their valuation. As a result of the adoption of SFAS 157 on January 1, 2008, the Company expects such changes to result in a gain in the range of $30 million to $50 million, net of income tax, in the Company's consolidated statement of income.

     In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities ("SFAS 159"). SFAS 159 permits entities the option to measure most financial instruments and certain other items at fair value at specified election dates and to report related unrealized gains and losses in earnings. The fair value option is generally applied on an instrument-by-instrument basis and is generally an irrevocable election. Effective January 1, 2008, the Company did not elect the fair value option for any instruments. Accordingly, there was no impact on the Company's retained earnings or equity as of January 1, 2008.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     In June 2007, the AICPA issued SOP 07-1, Clarification of the Scope of the Audit and Accounting Guide Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies ("SOP 07-1"). Upon adoption of SOP 07-1, the Company must also adopt the provisions of FASB Staff Position FSP No. FIN 46(r)-7, Application of FASB Interpretation No. 46 to Investment Companies ("FSP FIN 46(r)-7"), which permanently exempts investment companies from applying the provisions of FIN No. 46(r), Consolidation of Variable Interest Entities -- An Interpretation of Accounting Research Bulletin No. 51, and its December 2003 revision ("FIN 46(r)") to investments carried at fair value. SOP 07-1 provides guidance for determining whether an entity falls within the scope of the AICPA Audit and Accounting Guide Investment Companies and whether investment company accounting should be retained by a parent company upon consolidation of an investment company subsidiary or by an equity method investor in an investment company. In certain circumstances, SOP 07-1 precludes retention of specialized accounting for investment companies (i.e., fair value accounting), when similar direct investments exist in the consolidated group and are measured on a basis inconsistent with that applied to investment companies. Additionally, SOP 07-1 precludes retention of specialized accounting for investment companies if the reporting entity does not distinguish through documented policies the nature and type of investments to be held in the investment companies from those made in the consolidated group where other accounting guidance is being applied. In February 2008, the FASB issued FSP No. SOP 7-1-1, Effective Date of AICPA Statement of Position 07-1, which delays indefinitely the effective date of SOP 07-1. The Company is closely monitoring further FASB developments.

     In May 2007, the FASB issued FSP No. FIN 39-1, Amendment of FASB Interpretation No. 39 ("FSP 39-1"). FSP 39-1 amends FIN No. 39, Offsetting of Amounts Related to Certain Contracts ("FIN 39"), to permit a reporting entity to offset fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against fair value amounts recognized for derivative instruments executed with the same counterparty under the same master netting arrangement that have been offset in accordance with FIN 39. FSP 39-1 also amends FIN 39 for certain terminology modifications. FSP 39-1 applies to fiscal years beginning after November 15, 2007. FSP 39-1 will be applied retrospectively, unless it is impracticable to do so. Upon adoption of FSP 39-1, the Company is permitted to change its accounting policy to offset or not offset fair value amounts recognized for derivative instruments under master netting arrangements. The adoption of FSP 39-1 will not have an impact on the Company's financial statements.

  Business Combinations

     In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations -- A Replacement of FASB Statement No. 141 ("SFAS 141(r)") and SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements -- An Amendment of ARB No. 51 ("SFAS 160") which are effective for fiscal years beginning after December 15, 2008. Under SFAS 141(r) and SFAS 160:

     - All business combinations (whether full, partial, or "step" acquisitions) result in all assets and liabilities of an acquired business being recorded at fair value, with limited exceptions.

     - Acquisition costs are generally expensed as incurred; restructuring costs associated with a business combination are generally expensed as incurred subsequent to the acquisition date.

     - The fair value of the purchase price, including the issuance of equity securities, is determined on the acquisition date.

     - Certain acquired contingent liabilities are recorded at fair value at the acquisition date and subsequently measured at either the higher of such amount or the amount determined under existing guidance for non-acquired contingencies.

     - Changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally affect income tax expense.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     - Noncontrolling interests (formerly known as "minority interests") are valued at fair value at the acquisition date and are presented as equity rather than liabilities.

     - When control is attained on previously noncontrolling interests, the previously held equity interests are remeasured at fair value and a gain or loss is recognized.

     - Purchases or sales of equity interests that do not result in a change in control are accounted for as equity transactions.

     - When control is lost in a partial disposition, realized gains or losses are recorded on equity ownership sold and the remaining ownership interest is remeasured and holding gains or losses are recognized.

     The pronouncements are effective for fiscal years beginning on or after December 15, 2008 and apply prospectively to business combinations. Presentation and disclosure requirements related to noncontrolling interests must be retrospectively applied. The Company is currently evaluating the impact of SFAS 141(r) on its accounting for future acquisitions and the impact of SFAS 160 on its consolidated financial statements.

  Other

     In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities -- An Amendment of FASB Statement No. 133 ("SFAS 161"). SFAS 161 requires enhanced qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company is currently evaluating the impact of SFAS 161 on its consolidated financial statements.

     In February 2008, the FASB issued FSP No. FAS 140-3, Accounting for Transfers of Financial Assets and Repurchase Financing Transactions ("FSP 140-3"). FSP 140-3 provides guidance for evaluating whether to account for a transfer of a financial asset and repurchase financing as a single transaction or as two separate transactions. FSP 140-3 is effective prospectively for financial statements issued for fiscal years beginning after November 15, 2008. The Company is currently evaluating the impact of FSP 140-3 on its consolidated financial statements.

     In January 2008, the FASB cleared SFAS 133 Implementation Issue E23, Clarification of the Application of the Shortcut Method ("Issue E23"). Issue E23 amends SFAS 133 by permitting interest rate swaps to have a non-zero fair value at inception, as long as the difference between the transaction price (zero) and the fair value (exit price), as defined by SFAS 157, is solely attributable to a bid-ask spread. In addition, entities would not be precluded from assuming no ineffectiveness in a hedging relationship of interest rate risk involving an interest bearing asset or liability in situations where the hedged item is not recognized for accounting purposes until settlement date as long as the period between trade date and settlement date of the hedged item is consistent with generally established conventions in the marketplace. Issue E23 is effective for hedging relationships designated on or after January 1, 2008. The Company does not expect the adoption of Issue E23 to have a material impact on its consolidated financial statements.

     In December 2007, the FASB ratified as final the consensus on EITF Issue No. 07-6, Accounting for the Sale of Real Estate When the Agreement Includes a Buy-Sell Clause ("EITF 07-6"). EITF 07-6 addresses whether the existence of a buy-sell arrangement would preclude partial sales treatment when real estate is sold to a jointly owned entity. The consensus concludes that the existence of a buy-sell clause does not necessarily preclude partial sale treatment under current guidance. EITF 07-6 applies prospectively to new arrangements entered into and assessments on existing transactions performed in fiscal years beginning after December 15, 2008. The Company does not expect the adoption of EITF 07-6 to have a material impact on its consolidated financial statements.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

2. ACQUISITION OF METLIFE INSURANCE COMPANY OF CONNECTICUT BY METLIFE, INC. FROM CITIGROUP INC.

     On the Acquisition Date, MetLife Insurance Company of Connecticut became a subsidiary of MetLife. MetLife Insurance Company of Connecticut, together with substantially all of Citigroup's international insurance businesses, excluding Primerica, were acquired by MetLife from Citigroup for $12.1 billion. Prior to the Acquisition, MetLife Insurance Company of Connecticut was a subsidiary of Citigroup Insurance Holding Company ("CIHC"). Primerica was distributed via dividend from MetLife Insurance Company of Connecticut to CIHC on June 30, 2005 in contemplation of the Acquisition.

     The total consideration paid by MetLife for the purchase consisted of $11.0 billion in cash and 22,436,617 shares of MetLife's common stock with a market value of $1.0 billion to Citigroup and $100 million in other transaction costs.

     In accordance with FASB SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets, the Acquisition was accounted for by MetLife using the purchase method of accounting, which requires that the assets and liabilities of MetLife Insurance Company of Connecticut be identified and measured at their fair value as of the acquisition date. As of July 1, 2005 the net fair value of assets acquired and liabilities assumed totaled $5.9 billion, resulting in goodwill of $885 million. Further information on goodwill is described in Note 7. See Note 6 for the VOBA acquired as part of the acquisition and Note 8 for the value of distribution agreements ("VODA") and the value of customer relationships acquired ("VOCRA").

3.  CONTRIBUTION OF METLIFE INSURANCE COMPANY OF CONNECTICUT FROM METLIFE, INC.

     On October 11, 2006, MetLife Insurance Company of Connecticut and MetLife Investors Group, Inc. ("MLIG"), both subsidiaries of MetLife, entered into a transfer agreement ("Transfer Agreement"), pursuant to which MetLife Insurance Company of Connecticut agreed to acquire all of the outstanding stock of MLI-USA from MLIG in exchange for shares of MetLife Insurance Company of Connecticut's common stock. To effectuate the exchange of shares, MetLife returned 10,000,000 shares just prior to the closing of the transaction and retained 30,000,000 shares representing 100% of the then issued and outstanding shares of MetLife Insurance Company of Connecticut. MetLife Insurance Company of Connecticut issued 4,595,317 new shares to MLIG in exchange for all of the outstanding common stock of MLI-USA. After the closing of the transaction, 34,595,317 shares of MetLife Insurance Company of Connecticut's common stock are outstanding, of which MLIG holds 4,595,317 shares, with the remaining shares held by MetLife.

     In connection with the Transfer Agreement on October 11, 2006, MLIG transferred to MetLife Insurance Company of Connecticut certain assets and liabilities, including goodwill, VOBA and deferred income tax liabilities, which remain outstanding from MetLife's acquisition of MLIG on October 30, 1997. The assets and liabilities have been included in the financial data of the Company for all periods presented.

     The transfer of MLI-USA to MetLife Insurance Company of Connecticut was a transaction between entities under common control. Since MLI-USA was the original entity under common control, for financial statement reporting purposes, MLI-USA is considered the accounting acquirer of MetLife Insurance Company of Connecticut. Accordingly, all financial data included in these financial statement periods prior to July 1, 2005 is that of MLI-USA. For periods subsequent to July 1, 2005, MetLife Insurance Company of Connecticut has been combined with MLI-USA in a manner similar to a pooling of interests.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     The equity of MetLife Insurance Company of Connecticut has been adjusted to reflect the return of the MetLife Insurance Company of Connecticut common stock by MetLife in connection with the transfer of MLI-USA to MetLife Insurance Company of Connecticut as follows:

                                                                      ACCUMULATED
                                                                         OTHER
                                                                     COMPREHENSIVE
                                                                        INCOME
                                                                   ----------------
                                           ADDITIONAL               NET UNREALIZED
                                  COMMON     PAID-IN    RETAINED   INVESTMENT GAINS
                                   STOCK     CAPITAL    EARNINGS       (LOSSES)        TOTAL
                                  ------   ----------   --------   ----------------   ------
MetLife Insurance Company of
  Connecticut's common stock
  purchased by MetLife in the
  Acquisition on July 1, 2005...   $100      $6,684        $--            $--         $6,784
Return of MetLife Insurance
  Company of Connecticut's
  common stock from MetLife.....    (25)(1)      25         --             --             --
                                   ----      ------        ---            ---         ------
MetLife Insurance Company of
  Connecticut's common stock
  purchased by MetLife on July
  1, 2005, as adjusted..........   $ 75      $6,709        $--            $--         $6,784
                                   ====      ======        ===            ===         ======



--------

   (1) Represents the return of 10,000,000 shares of MetLife Insurance Company of Connecticut's common stock, at $2.50 par value, by MetLife to MetLife Insurance Company of Connecticut in anticipation of the transfer of MLI-USA to MetLife Insurance Company of Connecticut, for a total adjustment of $25 million.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

4.  INVESTMENTS

  FIXED MATURITY AND EQUITY SECURITIES AVAILABLE-FOR-SALE

     The following tables present the cost or amortized cost, gross unrealized gain and loss, and estimated fair value of the Company's fixed maturity and equity securities, the percentage that each sector represents by the total fixed maturity securities holdings and by the total equity securities holdings at:

                                                         DECEMBER 31, 2007
                                          ----------------------------------------------
                                                          GROSS
                                           COST OR      UNREALIZED
                                          AMORTIZED   -------------    ESTIMATED    % OF
                                             COST     GAIN    LOSS    FAIR VALUE   TOTAL
                                          ---------   ----   ------   ----------   -----
                                                           (IN MILLIONS)
  U.S. corporate securities.............   $17,174    $119   $  618     $16,675     36.5%
  Residential mortgage-backed
    securities..........................    11,914      98       80      11,932     26.1
  Foreign corporate securities..........     6,536      83      184       6,435     14.1
  U.S.Treasury/agency securities........     3,976     126       11       4,091      9.0
  Commercial mortgage-backed
    securities..........................     3,182      28       67       3,143      6.9
  Asset-backed securities...............     2,236       4      108       2,132      4.7
  Foreign government securities.........       635      55        2         688      1.5
  State and political subdivision
  securities..........................       611       4       40         575      1.2
                                           -------    ----   ------     -------    -----
    Total fixed maturity securities.....   $46,264    $517   $1,110     $45,671    100.0%
                                           =======    ====   ======     =======    =====
  Non-redeemable preferred stock........   $   777    $ 21   $   63     $   735     77.2%
  Common stock..........................       215       9        7         217     22.8
                                           -------    ----   ------     -------    -----
    Total equity securities.............   $   992    $ 30   $   70     $   952    100.0%
                                           =======    ====   ======     =======    =====




                                                         DECEMBER 31, 2006
                                           --------------------------------------------
                                                          GROSS
                                            COST OR     UNREALIZED
                                           AMORTIZED   -----------    ESTIMATED    % OF
                                              COST     GAIN   LOSS   FAIR VALUE   TOTAL
                                           ---------   ----   ----   ----------   -----
                                                           (IN MILLIONS)
  U.S. corporate securities..............   $17,331    $101   $424     $17,008     35.5%
  Residential mortgage-backed
    securities...........................    11,951      40     78      11,913     24.9
  Foreign corporate securities...........     5,563      64    128       5,499     11.5
  U.S.Treasury/agency securities.........     5,455       7    126       5,336     11.2
  Commercial mortgage-backed securities..     3,353      19     47       3,325      6.9
  Asset-backed securities................     3,158      14     10       3,162      6.6
  Foreign government securities..........       533      45      5         573      1.2
  State and political subdivision
    securities...........................     1,062       6     38       1,030      2.2
                                            -------    ----   ----     -------    -----
    Total fixed maturity securities......   $48,406    $296   $856     $47,846    100.0%
                                            =======    ====   ====     =======    =====
  Non-redeemable preferred stock.........   $   671    $ 22   $  9     $   684     86.0%
  Common stock...........................       106       6      1         111     14.0
                                            -------    ----   ----     -------    -----
    Total equity securities..............   $   777    $ 28   $ 10     $   795    100.0%
                                            =======    ====   ====     =======    =====


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     The Company held foreign currency derivatives with notional amounts of $911 million and $472 million to hedge the exchange rate risk associated with foreign denominated fixed maturity securities at December 31, 2007 and 2006, respectively.

     The Company is not exposed to any significant concentrations of credit risk in its equity securities portfolio. The Company is exposed to concentrations of credit risk related to U.S. Treasury securities and obligations of U.S. government corporations and agencies. Additionally, at December 31, 2007 and 2006, the Company had exposure to fixed maturity securities backed by sub-prime mortgages with estimated fair values of $570 million and $819 million, respectively, and unrealized losses of $45 million and $2 million, respectively. These securities are classified within asset-backed securities in the immediately preceding tables. At December 31, 2007, 14% have been guaranteed by financial guarantors, of which 57% was guaranteed by financial guarantors who remained Aaa rated through February 2008. Overall, at December 31, 2007, $1.2 billion of the estimated fair value of the Company's fixed maturity securities were credit enhanced by financial guarantors of which $537 million, $499 million and $195 million at December 31, 2007, are included within corporate securities, state and political subdivisions and asset-backed securities, respectively, and 84% were guaranteed by financial guarantors who remained Aaa rated through February 2008.

     The Company held fixed maturity securities at estimated fair values that were below investment grade or not rated by an independent rating agency that totaled $3.8 billion and $3.2 billion at December 31, 2007 and 2006, respectively. These securities had net unrealized gains (losses) of $(94) million and $51 million at December 31, 2007 and 2006, respectively. Non-income producing fixed maturity securities were $1 million and $6 million at December 31, 2007 and 2006, respectively. Net unrealized gains associated with non-income producing fixed maturity securities were less than $1 million and $1 million at December 31, 2007 and 2006, respectively.

     The amortized cost and estimated fair value of fixed maturity securities, by contractual maturity date (excluding scheduled sinking funds), are as follows:

                                                              DECEMBER 31,
                                            -----------------------------------------------
                                                     2007                     2006
                                            ----------------------   ----------------------
                                            AMORTIZED    ESTIMATED   AMORTIZED    ESTIMATED
                                               COST     FAIR VALUE      COST     FAIR VALUE
                                            ---------   ----------   ---------   ----------
                                                             (IN MILLIONS)
  Due in one year or less.................   $ 1,172      $ 1,163     $ 1,620      $ 1,616
  Due after one year through five years...     8,070        8,035       9,843        9,733
  Due after five years through ten years..     7,950        7,858       7,331        7,226
  Due after ten years.....................    11,740       11,408      11,150       10,871
                                             -------      -------     -------      -------
    Subtotal..............................    28,932       28,464      29,944       29,446
  Mortgage-backed and asset-backed
    securities............................    17,332       17,207      18,462       18,400
                                             -------      -------     -------      -------
    Total fixed maturity securities.......   $46,264      $45,671     $48,406      $47,846
                                             =======      =======     =======      =======



     Fixed maturity securities not due at a single maturity date have been included in the above table in the year of final contractual maturity. Actual maturities may differ from contractual maturities due to the exercise of prepayment options.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     Sales or disposals of fixed maturity and equity securities classified as available-for-sale are as follows:

                                                   YEARS ENDED DECEMBER 31,
                                                 ---------------------------
                                                   2007      2006      2005
                                                 -------   -------   -------
                                                        (IN MILLIONS)
  Proceeds.......................................  $14,826   $23,901   $22,241
  Gross investment gains.........................  $   146   $    73   $    48
  Gross investment losses........................  $  (373)  $  (519)  $  (347)


  UNREALIZED LOSS FOR FIXED MATURITY AND EQUITY SECURITIES AVAILABLE-FOR-SALE

     The following tables present the estimated fair value and gross unrealized loss of the Company's fixed maturity (aggregated by sector) and equity securities in an unrealized loss position, aggregated by length of time that the securities have been in a continuous unrealized loss position at:

                                                               DECEMBER 31, 2007
                          ------------------------------------------------------------------------------------------
                                                          EQUAL TO OR GREATER THAN 12
                               LESS THAN 12 MONTHS                  MONTHS                          TOTAL
                          ----------------------------   ----------------------------   ----------------------------
                           ESTIMATED        GROSS         ESTIMATED        GROSS         ESTIMATED        GROSS
                          FAIR VALUE   UNREALIZED LOSS   FAIR VALUE   UNREALIZED LOSS   FAIR VALUE   UNREALIZED LOSS
                          ----------   ---------------   ----------   ---------------   ----------   ---------------
                                                  (IN MILLIONS, EXCEPT NUMBER OF SECURITIES)
U.S. corporate
  securities............    $ 6,643          $316          $ 5,010          $302          $11,653         $  618
Residential mortgage-
  backed securities.....      2,374            52            1,160            28            3,534             80
Foreign corporate
  securities............      2,350            86            2,234            98            4,584            184
U.S. Treasury/agency
  securities............        307             2              343             9              650             11
Commercial mortgage-
  backed securities.....        417            26            1,114            41            1,531             67
Asset-backed
  securities............      1,401            91              332            17            1,733            108
Foreign government
  securities............         63             1               62             1              125              2
State and political
  subdivision
  securities............         84             9              387            31              471             40
                            -------          ----          -------          ----          -------         ------
  Total fixed maturity
     securities.........    $13,639          $583          $10,642          $527          $24,281         $1,110
                            =======          ====          =======          ====          =======         ======
Equity securities.......    $   386          $ 42          $   190          $ 28          $   576         $   70
                            =======          ====          =======          ====          =======         ======
Total number of
  securities in an
  unrealized loss
  position..............      2,011                          1,487
                            =======                        =======


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

                                                               DECEMBER 31, 2006
                          ------------------------------------------------------------------------------------------
                                                          EQUAL TO OR GREATER THAN 12
                               LESS THAN 12 MONTHS                  MONTHS                          TOTAL
                          ----------------------------   ----------------------------   ----------------------------
                           ESTIMATED        GROSS         ESTIMATED        GROSS         ESTIMATED        GROSS
                          FAIR VALUE   UNREALIZED LOSS   FAIR VALUE   UNREALIZED LOSS   FAIR VALUE   UNREALIZED LOSS
                          ----------   ---------------   ----------   ---------------   ----------   ---------------
                                                  (IN MILLIONS, EXCEPT NUMBER OF SECURITIES)
U.S. corporate
  securities............    $ 4,895          $104          $ 7,543          $320          $12,438          $424
Residential mortgage-
  backed securities.....      4,113            20            3,381            58            7,494            78
Foreign corporate
  securities............      1,381            29            2,547            99            3,928           128
U.S. Treasury/agency
  securities............      2,995            48            1,005            78            4,000           126
Commercial mortgage-
  backed securities.....        852             6            1,394            41            2,246            47
Asset-backed
  securities............        965             3              327             7            1,292            10
Foreign government
  securities............         51             1               92             4              143             5
State and political
  subdivision
  securities............         29             2              414            36              443            38
                            -------          ----          -------          ----          -------          ----
  Total fixed maturity
     securities.........    $15,281          $213          $16,703          $643          $31,984          $856
                            =======          ====          =======          ====          =======          ====
Equity securities.......    $   149          $  3          $   188          $  7          $   337          $ 10
                            =======          ====          =======          ====          =======          ====
Total number of
  securities in an
  unrealized loss
  position..............      1,955                          2,318
                            =======                        =======



  AGING OF GROSS UNREALIZED LOSS FOR FIXED MATURITY AND EQUITY SECURITIES AVAILABLE-FOR-SALE

     The following tables present the cost or amortized cost, gross unrealized loss and number of securities for fixed maturity and equity securities, where the estimated fair value had declined and remained below cost or amortized cost by less than 20%, or 20% or more at:

                                                         DECEMBER 31, 2007
                      ---------------------------------------------------------------------------------------
                         COST OR AMORTIZED COST        GROSS UNREALIZED LOSS          NUMBER OF SECURITIES
                      ---------------------------   ---------------------------   ---------------------------
                      LESS THAN 20%   20% OR MORE   LESS THAN 20%   20% OR MORE   LESS THAN 20%   20% OR MORE
                      -------------   -----------   -------------   -----------   -------------   -----------
                                             (IN MILLIONS, EXCEPT NUMBER OF SECURITIES)
Less than six
  months............     $10,721          $484          $  368          $130          1,923            98
Six months or
  greater but less
  than nine months..       3,011            --             155            --            337            --
Nine months or
  greater but less
  than twelve
  months............       1,560            --              86            --            174            --
Twelve months or
  greater...........      10,261            --             441            --          1,375            --
                         -------          ----          ------          ----
  Total.............     $25,553          $484          $1,050          $130
                         =======          ====          ======          ====


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

                                                            DECEMBER 31, 2006
                         ---------------------------------------------------------------------------------------
                            COST OR AMORTIZED COST        GROSS UNREALIZED LOSS          NUMBER OF SECURITIES
                         ---------------------------   ---------------------------   ---------------------------
                         LESS THAN 20%   20% OR MORE   LESS THAN 20%   20% OR MORE   LESS THAN 20%   20% OR MORE
                         -------------   -----------   -------------   -----------   -------------   -----------
                                                (IN MILLIONS, EXCEPT NUMBER OF SECURITIES)
Less than six months...     $12,922          $ 9            $150           $ 4           1,537            15
Six months or greater
  but less than nine
  months...............         568           --               6            --              78             1
Nine months or greater
  but less than twelve
  months...............       2,134           14              52             4             323             1
Twelve months or
  greater..............      17,540           --             650            --           2,318            --
                            -------          ---            ----           ---
  Total................     $33,164          $23            $858           $ 8
                            =======          ===            ====           ===



     At December 31, 2007 and 2006, $1,050 million and $858 million, respectively, of unrealized losses related to securities with an unrealized loss position of less than 20% of cost or amortized cost, which represented 4% and 3%, respectively, of the cost or amortized cost of such securities.

     At December 31, 2007, $130 million of unrealized losses related to securities with an unrealized loss position of 20% or more of cost or amortized cost, which represented 27% of the cost or amortized cost of such securities. All of such unrealized losses of $130 million were related to securities that were in an unrealized loss position for a period of less than six months. At December 31, 2006, $8 million of unrealized losses related to securities with an unrealized loss position of 20% or more of cost or amortized cost, which represented 35% of the cost or amortized cost of such securities. Of such unrealized losses of $8 million, $4 million related to securities that were in an unrealized loss position for a period of less than six months.

     The Company held two fixed maturity and equity securities, each with a gross unrealized loss at December 31, 2007 of greater than $10 million. These securities represented 2%, or $21 million in the aggregate, of the gross unrealized loss on fixed maturity and equity securities. The Company held two fixed maturity and equity securities, each with a gross unrealized loss at December 31, 2006 of greater than $10 million. These securities represented 3%, or $25 million in the aggregate, of the gross unrealized loss on fixed maturity and equity securities.

     At December 31, 2007 and 2006, the Company had $1.2 billion and $866 million, respectively, of gross unrealized losses related to its fixed maturity and equity securities. These securities are concentrated, calculated as a percentage of gross unrealized loss, as follows:

                                                                     DECEMBER
                                                                       31,
                                                                   -----------
                                                                   2007   2006
                                                                   ----   ----
    SECTOR:
      U.S. corporate securities..................................    52%    49%
      Foreign corporate securities...............................    16     15
      Asset-backed securities....................................     9      1
      Residential mortgage-backed securities.....................     7      9
      Commercial mortgage-backed securities......................     6      5
      U.S. Treasury/agency securities............................     1     15
      Other......................................................     9      6
                                                                    ---    ---
         Total...................................................   100%   100%
                                                                    ===    ===

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

                                                                 DECEMBER
                                                                   31,
                                                               -----------
                                                               2007   2006
                                                               ----   ----
INDUSTRY:
  Finance....................................................    36%    18%
  Industrial.................................................    23     26
  Mortgage-backed............................................    13     14
  Utility....................................................     8     10
  Government.................................................     1     15
  Other......................................................    19     17
                                                                ---    ---
     Total...................................................   100%   100%
                                                                ===    ===



     As described more fully in Note 1, the Company performs a regular evaluation, on a security-by-security basis, of its investment holdings in accordance with its impairment policy in order to evaluate whether such securities are other-than-temporarily impaired. One of the criteria which the Company considers in its other-than-temporary impairment analysis is its intent and ability to hold securities for a period of time sufficient to allow for the recovery of their value to an amount equal to or greater than cost or amortized cost. The Company's intent and ability to hold securities considers broad portfolio management objectives such as asset/liability duration management, issuer and industry segment exposures, interest rate views and the overall total return focus. In following these portfolio management objectives, changes in facts and circumstances that were present in past reporting periods may trigger a decision to sell securities that were held in prior reporting periods. Decisions to sell are based on current conditions or the Company's need to shift the portfolio to maintain its portfolio management objectives including liquidity needs or duration targets on asset/liability managed portfolios. The Company attempts to anticipate these types of changes and if a sale decision has been made on an impaired security and that security is not expected to recover prior to the expected time of sale, the security will be deemed other-than-temporarily impaired in the period that the sale decision was made and an other-than-temporary impairment loss will be recognized.

     Based upon the Company's current evaluation of the securities in accordance with its impairment policy, the cause of the decline being principally attributable to the general rise in interest rates during the holding period, and the Company's current intent and ability to hold the fixed maturity and equity securities with unrealized losses for a period of time sufficient for them to recover, the Company has concluded that the aforementioned securities are not other-than-temporarily impaired.

  SECURITIES LENDING

     The Company participates in a securities lending program whereby blocks of securities, which are included in fixed maturity and equity securities, are loaned to third parties, primarily major brokerage firms. The Company requires a minimum of 102% of the fair value of the loaned securities to be separately maintained as collateral for the loans. Securities with a cost or amortized cost of $9.9 billion and $8.8 billion and an estimated fair value of $9.8 billion and $8.6 billion were on loan under the program at December 31, 2007 and 2006, respectively. Securities loaned under such transactions may be sold or repledged by the transferee. The Company was liable for cash collateral under its control of $10.1 billion and $8.9 billion at December 31, 2007 and 2006, respectively. Security collateral of $40 million and $83 million on deposit from customers in connection with the securities lending transactions at December 31, 2007 and 2006, respectively, may not be sold or repledged and is not reflected in the consolidated financial statements.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

  ASSETS ON DEPOSIT AND ASSETS PLEDGED AS COLLATERAL

     The Company had investment assets on deposit with regulatory agencies with a fair market value of $22 million and $20 million at December 31, 2007 and 2006, respectively, consisting primarily of fixed maturity and equity securities.

     Certain of the Company's fixed maturity securities are pledged as collateral for various derivative transactions as described in Note 5. Additionally, the Company has pledged certain of its fixed maturity securities in support of its funding agreements as described in Note 8.

  MORTGAGE AND CONSUMER LOANS

     Mortgage and consumer loans are categorized as follows:

                                                              DECEMBER 31,
                                                  -----------------------------------
                                                        2007               2006
                                                  ----------------   ----------------
                                                  AMOUNT   PERCENT   AMOUNT   PERCENT
                                                  ------   -------   ------   -------
                                                             (IN MILLIONS)
  Commercial mortgage loans.....................  $3,125      71%    $2,095      58%
  Agricultural mortgage loans...................   1,265      29      1,460      41
  Consumer loans................................      22      --         46       1
                                                  ------     ---     ------     ---
    Total.......................................   4,412     100%     3,601     100%
                                                             ===                ===
  Less: Valuation allowances....................       8                  6
                                                  ------             ------
    Total mortgage and consumer loans...........  $4,404             $3,595
                                                  ======             ======



     Mortgage loans are collateralized by properties primarily located in the United States. At December 31, 2007, 26%, 7% and 7% of the value of the Company's mortgage and consumer loans were located in California, Florida and New York, respectively. Generally, the Company, as the lender, only loans up to 75% of the purchase price of the underlying real estate.

     Information regarding loan valuation allowances for mortgage and consumer loans is as follows:

                                                                 YEARS ENDED
                                                                DECEMBER 31,
                                                             ------------------
                                                             2007   2006   2005
                                                             ----   ----   ----
                                                                (IN MILLIONS)
  Balance at January 1,....................................   $ 6    $ 9    $ 1
  Additions................................................     7      3      8
  Deductions...............................................    (5)    (6)    --
                                                              ---    ---    ---
  Balance at December 31,..................................   $ 8    $ 6    $ 9
                                                              ===    ===    ===


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     A portion of the Company's mortgage and consumer loans was impaired and consisted of the following:

                                                                 DECEMBER
                                                                   31,
                                                               -----------
                                                               2007   2006
                                                               ----   ----
                                                                   (IN
                                                                MILLIONS)
Impaired loans with valuation allowances.....................   $65    $--
Impaired loans without valuation allowances..................     2      8
                                                                ---    ---
  Subtotal...................................................    67      8
Less: Valuation allowances on impaired loans.................     4     --
                                                                ---    ---
  Impaired loans.............................................   $63    $ 8
                                                                ===    ===



     The average investment on impaired loans was $21 million, $32 million and $12 million for the years ended December 31, 2007, 2006 and 2005, respectively. Interest income on impaired loans was $3 million, $1 million and $2 million for the years ended December 31, 2007, 2006 and 2005, respectively.

     The investment in restructured loans was less than $1 million at December 31, 2007. There was no investment in restructured loans at December 31, 2006. Interest income, recognized on restructured loans, was less than $1 million for both years ended December 31, 2007 and 2006, respectively. There was no interest income on restructured loans for the year ended December 31, 2005. Gross interest income that would have been recorded in accordance with the original terms of such loans amounted to less than $1 million for each of the years ended December 31, 2007 and 2006. There was no gross interest income that would have been recorded in accordance with the original terms of such loans for the year ended December 31, 2005.

     Mortgage and consumer loans with scheduled payments of 90 days or more past due on which interest is still accruing, had an amortized cost of less than $1 million and $6 million at December 31, 2007 and 2006, respectively. There were no mortgage and consumer loans on which interest no longer accrued at both December 31, 2007 and 2006. There were no mortgage and consumer loans in foreclosure at both December 31, 2007 and 2006.

  REAL ESTATE HOLDINGS

     Real estate holdings consisted of the following:

                                                              DECEMBER
                                                                31,
                                                            -----------
                                                            2007   2006
                                                            ----   ----
                                                                (IN
                                                             MILLIONS)
Real estate...............................................  $ 86   $ 30
Accumulated depreciation..................................   (11)    (1)
                                                            ----   ----
Net real estate...........................................    75     29
Real estate joint ventures................................   466    144
                                                            ----   ----
  Real estate and real estate joint ventures..............   541    173
Real estate held-for-sale.................................    --      7
                                                            ----   ----
  Total real estate holdings..............................  $541   $180
                                                            ====   ====



     Related depreciation expense on real estate was $8 million for the year ended December 31, 2007. Depreciation expense on real estate was less than $1 million for both years ended December 31, 2006 and 2005. There was no depreciation expense related to discontinued operations for the years ended December 31, 2007 and 2005. Depreciation expense related to discontinued operations was less than $1 million of the year ended December 31, 2006.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     There were no impairments recognized on real estate held-for-sale for the years ended December 31, 2007, 2006 and 2005. The carrying value of non-income producing real estate was $1 million at December 31, 2007. There was no non-income producing real estate at December 31, 2006. The Company did not own any real estate acquired in satisfaction of debt during the years ended December 31, 2007 and 2006.

     Real estate holdings were categorized as follows:

                                                              DECEMBER 31,
                                                  -----------------------------------
                                                        2007               2006
                                                  ----------------   ----------------
                                                  AMOUNT   PERCENT   AMOUNT   PERCENT
                                                  ------   -------   ------   -------
                                                             (IN MILLIONS)
  Development joint ventures....................   $287       53%     $ --       --%
  Real estate investment funds..................    111       21        93       52
  Office........................................     88       16        46       26
  Apartments....................................     35        6        --       --
  Agriculture...................................     19        4        28       15
  Land..........................................      1       --         1       --
  Retail........................................     --       --        12        7
                                                   ----      ---      ----      ---
    Total real estate holdings..................   $541      100%     $180      100%
                                                   ====      ===      ====      ===



     The Company's real estate holdings are primarily located in the United States. At December 31, 2007, 22%, 21%, 6% and 5% of the Company's real estate holdings were located in California, New York, Texas and Florida, respectively.

  OTHER LIMITED PARTNERSHIP INTERESTS

     The carrying value of other limited partnership interests (which primarily represent ownership interests in pooled investment funds that make private equity investments in companies in the United States and overseas) was $1.1 billion at both December 31, 2007 and 2006. Included within other limited partnership interests at December 31, 2007 and 2006 were $433 million and $354 million, respectively, of hedge funds. For the years ended December 31, 2007, 2006 and 2005, net investment income from other limited partnership interests included $16 million, $30 million and $4 million, respectively, related to hedge funds.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

  NET INVESTMENT INCOME

     The components of net investment income are as follows:

                                                        YEARS ENDED DECEMBER 31,
                                                        ------------------------
                                                         2007     2006     2005
                                                        ------   ------   ------
                                                              (IN MILLIONS)
  Fixed maturity securities...........................  $2,803   $2,719   $1,377
  Equity securities...................................      45       17        6
  Mortgage and consumer loans.........................     263      182      113
  Policy loans........................................      53       52       26
  Real estate and real estate joint ventures..........      81       29        2
  Other limited partnership interests.................     164      238       33
  Cash, cash equivalents and short-term investments...     104      137       71
  Other...............................................       7        8       --
                                                        ------   ------   ------
    Total investment income...........................   3,520    3,382    1,628
  Less: Investment expenses...........................     627      543      190
                                                        ------   ------   ------
    Net investment income.............................  $2,893   $2,839   $1,438
                                                        ======   ======   ======



     For the years ended December 31, 2007 and 2006, affiliated investment expense of $36 million and $32 million, respectively, related to investment expenses, is included in the table above. There were no affiliated investment expenses for the year ended December 31, 2005. See "-- Related Party Investment Transactions" for discussion of affiliated net investment income related to short-term investments included in the table above.

  NET INVESTMENT GAINS (LOSSES)

     The components of net investment gains (losses) are as follows:

                                                         YEARS ENDED DECEMBER 31,
                                                      -----------------------------
                                                      (AS RESTATED,
                                                       SEE NOTE 20)
                                                      -------------   -----   -----
                                                           2007        2006    2005
                                                      -------------   -----   -----
                                                              (IN MILLIONS)
  Fixed maturity securities.........................      $(272)      $(497)  $(300)
  Equity securities.................................         15          10       1
  Mortgage and consumer loans.......................         (2)          7      (9)
  Real estate and real estate joint ventures........          1          64       7
  Other limited partnership interests...............        (19)         (1)     (1)
  Sales of businesses...............................         --          --       2
  Derivatives.......................................        305         177      (2)
  Other.............................................       (170)       (281)    104
                                                          -----       -----   -----
    Net investment gains (losses)                         $(142)      $(521)  $(198)
                                                          =====       =====   =====



     The Company periodically disposes of fixed maturity and equity securities at a loss. Generally, such losses are insignificant in amount or in relation to the cost basis of the investment, are attributable to declines in fair value occurring in the period of the disposition or are as a result of management's decision to sell securities based on current conditions or the Company's need to shift the portfolio to maintain its portfolio management objectives.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     Losses from fixed maturity and equity securities deemed other-than-temporarily impaired, included within net investment gains (losses), were $30 million and $41 million for the years ended December 31, 2007 and 2006, respectively. There were no losses from fixed maturity and equity securities deemed other-than-temporarily impaired for the year ended December 31, 2005.

  NET UNREALIZED INVESTMENT GAINS (LOSSES)

     The components of net unrealized investment gains (losses), included in accumulated other comprehensive income (loss), are as follows:

                                                          YEARS ENDED DECEMBER
                                                                  31,
                                                         ---------------------
                                                          2007    2006    2005
                                                         -----   -----   -----
                                                             (IN MILLIONS)
  Fixed maturity securities............................  $(606)  $(566)  $(639)
  Equity securities....................................    (38)     17      (4)
  Derivatives..........................................    (13)     (9)     (2)
  Other................................................      8       7     (19)
                                                         -----   -----   -----
    Subtotal...........................................   (649)   (551)   (664)
                                                         -----   -----   -----
  Amounts allocated from:
    Insurance liability loss recognition...............     --      --     (78)
    DAC and VOBA.......................................     93      66     102
                                                         -----   -----   -----
    Subtotal...........................................     93      66      24
                                                         -----   -----   -----
  Deferred income tax..................................    195     171     224
                                                         -----   -----   -----
    Subtotal...........................................    288     237     248
                                                         -----   -----   -----
  Net unrealized investment gains (losses).............  $(361)  $(314)  $(416)
                                                         =====   =====   =====



     The changes in net unrealized investment gains (losses) are as follows:

                                                          YEARS ENDED DECEMBER
                                                                  31,
                                                         ---------------------
                                                          2007    2006    2005
                                                         -----   -----   -----
                                                             (IN MILLIONS)
  Balance, January 1,..................................  $(314)  $(416)  $  30
  Unrealized investment gains (losses) during the
    year...............................................    (98)    113    (756)
  Unrealized investment gains (losses) relating to:
    Insurance liability gain (loss) recognition........     --      78     (78)
    DAC and VOBA.......................................     27     (36)    148
    Deferred income tax................................     24     (53)    240
                                                         -----   -----   -----
  Balance, December 31,................................  $(361)  $(314)  $(416)
                                                         =====   =====   =====
  Net change in unrealized investment gains (losses)...  $ (47)  $ 102   $(446)
                                                         =====   =====   =====



  TRADING SECURITIES

     MetLife Insurance Company of Connecticut was the majority owner of Tribeca on the Acquisition Date. Tribeca was a feeder fund investment structure whereby the feeder fund invests substantially all of its assets in the master fund, Tribeca Global Convertible Instruments Ltd. The primary investment objective of the master fund is to achieve enhanced risk-adjusted return by investing in domestic and foreign equities and equity-related securities

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


utilizing such strategies as convertible securities arbitrage. At December 31, 2005, the Company was the majority owner of the feeder fund and consolidated the fund within its consolidated financial statements. Net investment income related to the trading activities of Tribeca, which included interest and dividends earned on trading securities in addition to the net realized and unrealized gains (losses), was $12 million and $6 million for the six months ended June 30, 2006 and the year ended December 31, 2005, respectively.

     During the second quarter of 2006, the Company's ownership interests in Tribeca declined to a position whereby Tribeca is no longer consolidated and, as of June 30, 2006, was accounted for under the equity method of accounting. The equity method investment at December 31, 2006 of $82 million was included in other limited partnership interests. Net investment income related to the Company's equity method investment in Tribeca was $9 million for the six months ended December 31, 2006.

  VARIABLE INTEREST ENTITIES

     The following table presents the total assets of and maximum exposure to loss relating to VIEs for which the Company has concluded that it holds significant variable interests but it is not the primary beneficiary and which have not been consolidated:

                                                              DECEMBER 31, 2007
                                                           -----------------------
                                                                         MAXIMUM
                                                             TOTAL     EXPOSURE TO
                                                           ASSETS(1)     LOSS(2)
                                                           ---------   -----------
                                                                (IN MILLIONS)
  Asset-backed securitizations...........................   $ 1,140       $   77
  Real estate joint ventures(3)..........................       942           44
  Other limited partnership interests(4).................     3,876          418
  Trust preferred securities(5)..........................    22,775          546
  Other investments(6)...................................     1,600           79
                                                            -------       ------
    Total................................................   $30,333       $1,164
                                                            =======       ======



--------

(1) The assets of the asset-backed securitizations are reflected at fair value. The assets of the real estate joint ventures, other limited partnership interests, trust preferred securities and other investments are reflected at the carrying amounts at which such assets would have been reflected on the Company's consolidated balance sheet had the Company consolidated the VIE from the date of its initial investment in the entity.

(2) The maximum exposure to loss relating to the asset-backed securitizations is equal to the carrying amounts of participation. The maximum exposure to loss relating to real estate joint ventures, other limited partnership interests, trust preferred securities and other investments is equal to the carrying amounts plus any unfunded commitments, reduced by amounts guaranteed by other partners. Such a maximum loss would be expected to occur only upon bankruptcy of the issuer or investee.

(3) Real estate joint ventures include partnerships and other ventures which engage in the acquisition, development, management and disposal of real estate investments.

(4) Other limited partnership interests include partnerships established for the purpose of investing in public and private debt and equity securities.

(5) Trust preferred securities are complex, uniquely structured investments which contain features of both equity and debt, may have an extended or no stated maturity, and may be callable at the issuer's option after a defined period of time.

(6) Other investments include securities that are not trust preferred securities or asset-backed securitizations.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

  RELATED PARTY INVESTMENT TRANSACTIONS

     As of December 31, 2007 and 2006, the Company held $582 million and $581 million, respectively, of its total invested assets in the MetLife Money Market Pool and the MetLife Intermediate Income Pool which are affiliated partnerships. These amounts are included in short-term investments. Net investment income from these invested assets was $25 million, $29 million and $10 million for the years ended December 31, 2007, 2006 and 2005, respectively.

     In the normal course of business, the Company transfers invested assets, primarily consisting of fixed maturity securities, to and from affiliates. Assets transferred to and from affiliates, inclusive of amounts related to reinsurance agreements, are as follows:

                                                               YEARS ENDED
                                                              DECEMBER 31,
                                                         ----------------------
                                                         2007     2006     2005
                                                         ----     ----     ----
                                                              (IN MILLIONS)
  Estimated fair market value of assets transferred to
    affiliates.........................................  $628     $164     $ 79
  Amortized cost of assets transferred to affiliates...  $629     $164     $ 78
  Net investment gains (losses) recognized on
    transfers..........................................  $ (1)    $ --     $  1
  Estimated fair market value of assets transferred
    from affiliates....................................  $836     $ 89     $830


5.  DERIVATIVE FINANCIAL INSTRUMENTS

  TYPES OF DERIVATIVE FINANCIAL INSTRUMENTS

     The following table presents the notional amount and current market or fair value of derivative financial instruments held at:

                                            DECEMBER 31, 2007                 DECEMBER 31, 2006
                                     -------------------------------   -------------------------------
                                                   CURRENT MARKET                    CURRENT MARKET
                                                    OR FAIR VALUE                     OR FAIR VALUE
                                     NOTIONAL   --------------------   NOTIONAL   --------------------
                                      AMOUNT    ASSETS   LIABILITIES    AMOUNT    ASSETS   LIABILITIES
                                     --------   ------   -----------   --------   ------   -----------
                                                               (IN MILLIONS)
Interest rate swaps................   $12,437   $  336       $144       $ 8,841   $  431       $ 70
Interest rate floors...............    12,071      159         --         9,021       71         --
Interest rate caps.................    10,715        7         --         6,715        6         --
Financial futures..................       721        2          5           602        6          1
Foreign currency swaps.............     3,716      788         97         2,723      580         66
Foreign currency forwards..........       167        2         --           124        1         --
Options............................        --       85          1            --       80          7
Financial forwards.................     1,108       20         --           900       --         15
Credit default swaps...............     1,013        5          3         1,231        1          5
                                      -------   ------       ----       -------   ------       ----
  Total............................   $41,948   $1,404       $250       $30,157   $1,176       $164
                                      =======   ======       ====       =======   ======       ====



     The above table does not include notional amounts for equity futures, equity variance swaps and equity options. At December 31, 2007 and 2006, the Company owned 403 and 290 equity futures, respectively. Fair values of equity futures are included in financial futures in the preceding table. At December 31, 2007 and 2006, the Company owned 122,153 and 85,500 equity variance swaps, respectively. Fair values of equity variance swaps are included in financial forwards in the preceding table. At December 31, 2007 and 2006, the Company owned 821,100 and 1,022,900 equity options, respectively. Fair values of equity options are included in options in the preceding table.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     The following table presents the notional amount of derivative financial instruments by maturity at December 31, 2007:

                                                             REMAINING LIFE
                         -------------------------------------------------------------------------------------
                                              AFTER ONE YEAR      AFTER FIVE YEARS
                         ONE YEAR OR LESS   THROUGH FIVE YEARS   THROUGH TEN YEARS   AFTER TEN YEARS    TOTAL
                         ----------------   ------------------   -----------------   ---------------   -------
                                                             (IN MILLIONS)
Interest rate swaps....       $ 4,723             $ 4,963             $ 1,352             $1,399       $12,437
Interest rate floors...            --               2,551               9,520                 --        12,071
Interest rate caps.....         8,702               2,013                  --                 --        10,715
Financial futures......           634                  --                  --                 87           721
Foreign currency
  swaps................            20               2,593                 836                267         3,716
Foreign currency
  forwards.............           165                  --                  --                  2           167
Financial forwards.....            --                  --                  --              1,108         1,108
Credit default swaps...           205                 519                 289                 --         1,013
                              -------             -------             -------             ------       -------
  Total................       $14,449             $12,639             $11,997             $2,863       $41,948
                              =======             =======             =======             ======       =======



     Interest rate swaps are used by the Company primarily to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches between assets and liabilities (duration mismatches). In an interest rate swap, the Company agrees with another party to exchange, at specified intervals, the difference between fixed rate and floating rate interest amounts as calculated by reference to an agreed notional principal amount. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made by the counterparty at each due date.

     The Company also enters into basis swaps to better match the cash flows from assets and related liabilities. In a basis swap, both legs of the swap are floating with each based on a different index. Generally, no cash is exchanged at the outset of the contract and no principal payments are made by either party. A single net payment is usually made by one counterparty at each due date. Basis swaps are included in interest rate swaps in the preceding table.

     Interest rate caps and floors are used by the Company primarily to protect its floating rate liabilities against rises in interest rates above a specified level, and against interest rate exposure arising from mismatches between assets and liabilities (duration mismatches), as well as to protect its minimum rate guarantee liabilities against declines in interest rates below a specified level, respectively.

     In exchange-traded interest rate (Treasury and swap) and equity futures transactions, the Company agrees to purchase or sell a specified number of contracts, the value of which is determined by the different classes of interest rate and equity securities, and to post variation margin on a daily basis in an amount equal to the difference in the daily market values of those contracts. The Company enters into exchange-traded futures with regulated futures commission merchants that are members of the exchange.

     Exchange-traded interest rate (Treasury and swap) futures are used primarily to hedge mismatches between the duration of assets in a portfolio and the duration of liabilities supported by those assets, to hedge against changes in value of securities the Company owns or anticipates acquiring, and to hedge against changes in interest rates on anticipated liability issuances by replicating Treasury or swap curve performance. The value of interest rate futures is substantially impacted by changes in interest rates and they can be used to modify or hedge existing interest rate risk.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     Exchange-traded equity futures are used primarily to hedge liabilities embedded in certain variable annuity products offered by the Company.

     Foreign currency derivatives, including foreign currency swaps, foreign currency forwards and currency option contracts, are used by the Company to reduce the risk from fluctuations in foreign currency exchange rates associated with its assets and liabilities denominated in foreign currencies.

     In a foreign currency swap transaction, the Company agrees with another party to exchange, at specified intervals, the difference between one currency and another at a forward exchange rate calculated by reference to an agreed upon principal amount. The principal amount of each currency is exchanged at the inception and termination of the currency swap by each party.

     In a foreign currency forward transaction, the Company agrees with another party to deliver a specified amount of an identified currency at a specified future date. The price is agreed upon at the time of the contract and payment for such a contract is made in a different currency at the specified future date.

     The Company enters into currency option contracts that give it the right, but not the obligation, to sell the foreign currency amount in exchange for a functional currency amount within a limited time at a contracted price. The contracts may also be net settled in cash, based on differentials in the foreign exchange rate and the strike price. Currency option contracts are included in options in the preceding table.

     Equity index options are used by the Company primarily to hedge minimum guarantees embedded in certain variable annuity products offered by the Company. To hedge against adverse changes in equity indices, the Company enters into contracts to sell the equity index within a limited time at a contracted price. The contracts will be net settled in cash based on differentials in the indices at the time of exercise and the strike price. Equity index options are included in options in the preceding table.

     The Company enters into financial forwards to buy and sell securities. The price is agreed upon at the time of the contract and payment for such a contract is made at a specified future date.

     Equity variance swaps are used by the Company primarily to hedge minimum guarantees embedded in certain variable annuity products offered by the Company. In an equity variance swap, the Company agrees with another party to exchange amounts in the future, based on changes in equity volatility over a defined period. Equity variance swaps are included in financial forwards in the preceding table.

     Certain credit default swaps are used by the Company to hedge against credit-related changes in the value of its investments and to diversify its credit risk exposure in certain portfolios. In a credit default swap transaction, the Company agrees with another party, at specified intervals, to pay a premium to insure credit risk. If a credit event, as defined by the contract, occurs, generally the contract will require the swap to be settled gross by the delivery of par quantities of the referenced investment equal to the specified swap notional in exchange for the payment of cash amounts by the counterparty equal to the par value of the investment surrendered.

     Credit default swaps are also used to synthetically create investments that are either more expensive to acquire or otherwise unavailable in the cash markets. These transactions are a combination of a derivative and a cash instrument such as a U.S. Treasury or Agency security.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

  HEDGING

     The following table presents the notional amount and fair value of derivatives by type of hedge designation at:

                                        DECEMBER 31, 2007                 DECEMBER 31, 2006
                                 -------------------------------   -------------------------------
                                                 FAIR VALUE                        FAIR VALUE
                                 NOTIONAL   --------------------   NOTIONAL   --------------------
                                  AMOUNT    ASSETS   LIABILITIES    AMOUNT    ASSETS   LIABILITIES
                                 --------   ------   -----------   --------   ------   -----------
                                                           (IN MILLIONS)
  Fair value...................   $   651   $   20       $  3       $    69   $   --       $  1
  Cash flow....................       486       85          3           455       42         --
  Non-qualifying...............    40,811    1,299        244        29,633    1,134        163
                                  -------   ------       ----       -------   ------       ----
    Total......................   $41,948   $1,404       $250       $30,157   $1,176       $164
                                  =======   ======       ====       =======   ======       ====



     The following table presents the settlement payments recorded in income for the:

                                                                 YEARS ENDED
                                                                DECEMBER 31,
                                                             ------------------
                                                             2007   2006   2005
                                                             ----   ----   ----
                                                                (IN MILLIONS)
  Qualifying hedges:
    Interest credited to policyholder account balances.....   $(6)   $(9)   $(1)
  Non-qualifying hedges:
    Net investment gains (losses)..........................    82     73     (8)
                                                              ---    ---    ---
       Total...............................................   $76    $64    $(9)
                                                              ===    ===    ===



  FAIR VALUE HEDGES

     The Company designates and accounts for the following as fair value hedges when they have met the requirements of SFAS 133: (i) interest rate swaps to convert fixed rate investments to floating rate investments; and (ii) foreign currency swaps to hedge the foreign currency fair value exposure of foreign currency denominated investments and liabilities.

     The Company recognized net investment gains (losses) representing the ineffective portion of all fair value hedges as follows:

                                                                YEARS ENDED
                                                               DECEMBER 31,
                                                            ------------------
                                                            2007   2006   2005
                                                            ----   ----   ----
                                                               (IN MILLIONS)
  Changes in the fair value of derivatives................  $ 18    $(1)   $--
  Changes in the fair value of the items hedged...........   (20)     2     --
                                                            ----    ---    ---
  Net ineffectiveness of fair value hedging activities....  $ (2)   $ 1    $--
                                                            ====    ===    ===



     All components of each derivative's gain or loss were included in the assessment of hedge effectiveness. There were no instances in which the Company discontinued fair value hedge accounting due to a hedged firm commitment no longer qualifying as a fair value hedge.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

  CASH FLOW HEDGES

     The Company designates and accounts for the following as cash flow hedges, when they have met the requirements of SFAS 133: (i) interest rate swaps to convert floating rate investments to fixed rate investments; (ii) interest rate swaps to convert floating rate liabilities to fixed rate liabilities; and (iii) foreign currency swaps to hedge the foreign currency cash flow exposure of foreign currency denominated investments and liabilities.

     For the years ended December 31, 2007 and 2006, the Company did not recognize any net investment gains (losses) which represented the ineffective portion of all cash flow hedges. For the year ended December 31, 2005, the Company recognized insignificant net investment gains (losses), which represented the ineffective portion of all cash flow hedges. All components of each derivative's gain or loss were included in the assessment of hedge effectiveness. For the years ended December 31, 2007, 2006 and 2005, there were no instances in which the Company discontinued cash flow hedge accounting because the forecasted transactions did not occur on the anticipated date or in the additional time period permitted by SFAS 133. There were no hedged forecasted transactions, other than the receipt or payment of variable interest payments for the years ended December 31, 2007, 2006 and 2005.

     The following table presents the components of other comprehensive income
(loss), before income tax, related to cash flow hedges:

                                                                YEARS ENDED
                                                               DECEMBER 31,
                                                            ------------------
                                                            2007   2006   2005
                                                            ----   ----   ----
                                                               (IN MILLIONS)
  Other comprehensive income (loss) balance at January
    1,....................................................  $ (9)  $ (2)   $(4)
  Gains (losses) deferred in other comprehensive income
    (loss) on the effective portion of cash flow hedges...    39     41      1
  Amounts reclassified to net investment gains (losses)...   (43)   (48)     1
                                                            ----   ----    ---
  Other comprehensive income (loss) balance at December
    31,...................................................  $(13)  $ (9)   $(2)
                                                            ====   ====    ===



     At December 31, 2007, $65 million of the deferred net gain (loss) on derivatives accumulated in other comprehensive income (loss) is expected to be reclassified to earnings during the year ending December 31, 2008.

  NON-QUALIFYING DERIVATIVES AND DERIVATIVES FOR PURPOSES OTHER THAN HEDGING

     The Company enters into the following derivatives that do not qualify for hedge accounting under SFAS 133 or for purposes other than hedging: (i) interest rate swaps, purchased caps and floors, and interest rate futures to economically hedge its exposure to interest rate volatility; (ii) foreign currency forwards, swaps and option contracts to economically hedge its exposure to adverse movements in exchange rates; (iii) credit default swaps to economically hedge exposure to adverse movements in credit; (iv) equity futures, equity index options and equity variance swaps to economically hedge liabilities embedded in certain variable annuity products; (v) credit default swaps to synthetically create investments; (vi) financial forwards to buy and sell securities; and
(vii) basis swaps to better match the cash flows of assets and related liabilities.

     The following table presents changes in fair value related to derivatives that do not qualify for hedge accounting:

                                                                YEARS ENDED
                                                               DECEMBER 31,
                                                            ------------------
                                                            2007   2006   2005
                                                            ----   ----   ----
                                                               (IN MILLIONS)
  Net investment gains (losses), excluding embedded
    derivatives...........................................  $112    $16   $(37)

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

  EMBEDDED DERIVATIVES

     The Company has certain embedded derivatives that are required to be separated from their host contracts and accounted for as derivatives. These host contracts include guaranteed minimum withdrawal contracts, guaranteed minimum accumulation contracts and affiliated reinsurance contracts related to guaranteed minimum withdrawal contracts, guaranteed minimum accumulation contracts and certain guaranteed minimum income contracts.

     The following table presents the fair value of the Company's embedded derivatives at:

                                                                   DECEMBER
                                                                     31,
                                                                 -----------
                                                                 2007   2006
                                                                 ----   ----
                                                                     (IN
                                                                  MILLIONS)
  Embedded derivative assets...................................  $125    $17
  Embedded derivative liabilities..............................  $ --    $ 3


     The following table presents changes in fair value related to embedded derivatives:

                                                                    YEARS ENDED
                                                                   DECEMBER 31,
                                                                ------------------
                                                                2007   2006   2005
                                                                ----   ----   ----
                                                                   (IN MILLIONS)
Net investment gains (losses).................................  $116    $85    $41


  CREDIT RISK

     The Company may be exposed to credit-related losses in the event of nonperformance by counterparties to derivative financial instruments. Generally, the current credit exposure of the Company's derivative contracts is limited to the fair value at the reporting date. The credit exposure of the Company's derivative transactions is represented by the fair value of contracts with a net positive fair value at the reporting date.

     The Company manages its credit risk related to over-the-counter derivatives by entering into transactions with creditworthy counterparties, maintaining collateral arrangements and through the use of master agreements that provide for a single net payment to be made by one counterparty to another at each due date and upon termination. Because exchange traded futures are effected through regulated exchanges, and positions are marked to market on a daily basis, the Company has minimal exposure to credit-related losses in the event of nonperformance by counterparties to such derivative instruments.

     The Company enters into various collateral arrangements, which require both the pledging and accepting of collateral in connection with its derivative instruments. As of December 31, 2007 and 2006, the Company was obligated to return cash collateral under its control of $370 million and $273 million, respectively. This unrestricted cash collateral is included in cash and cash equivalents and the obligation to return it is included in payables for collateral under securities loaned and other transactions in the consolidated balance sheets. As of December 31, 2007 and 2006, the Company had also accepted collateral consisting of various securities with a fair market value of $526 million and $410 million, respectively, which are held in separate custodial accounts. The Company is permitted by contract to sell or repledge this collateral, but as of December 31, 2007 and 2006, none of the collateral had been sold or repledged.

     In addition, the Company has exchange traded futures, which require the pledging of collateral. As of both December 31, 2007 and 2006, the Company pledged collateral of $25 million, which is included in fixed maturity securities. The counterparties are permitted by contract to sell or repledge this collateral.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

6.  DEFERRED POLICY ACQUISITION COSTS AND VALUE OF BUSINESS ACQUIRED

     Information regarding DAC and VOBA is as follows:

                                                        DAC     VOBA     TOTAL
                                                      ------   ------   ------
                                                            (IN MILLIONS)
Balance at January 1, 2005..........................  $  678   $   --   $  678
Contribution of MetLife Insurance Company of
  Connecticut from MetLife (Note 2).................      --    3,490    3,490
  Capitalizations...................................     886       --      886
                                                      ------   ------   ------
       Subtotal.....................................   1,564    3,490    5,054
                                                      ------   ------   ------
  Less: Amortization related to:
     Net investment gains (losses)..................      --      (26)     (26)
     Unrealized investment gains (losses)...........     (41)    (107)    (148)
     Other expenses.................................     109      205      314
                                                      ------   ------   ------
       Total amortization...........................      68       72      140
                                                      ------   ------   ------
Balance at December 31, 2005........................   1,496    3,418    4,914
  Capitalizations...................................     721       --      721
                                                      ------   ------   ------
       Subtotal.....................................   2,217    3,418    5,635
                                                      ------   ------   ------
  Less: Amortization related to:
     Net investment gains (losses)..................     (16)     (68)     (84)
     Unrealized investment gains (losses)...........     (10)      46       36
     Other expenses.................................     252      320      572
                                                      ------   ------   ------
       Total amortization...........................     226      298      524
                                                      ------   ------   ------
Balance at December 31, 2006........................   1,991    3,120    5,111
  Effect of SOP 05-1 adoption.......................      (7)    (125)    (132)
  Capitalizations...................................     682       --      682
                                                      ------   ------   ------
       Subtotal.....................................   2,666    2,995    5,661
                                                      ------   ------   ------
  Less: Amortization related to:
     Net investment gains (losses)..................      44      (16)      28
     Unrealized investment gains (losses)...........     (18)      (9)     (27)
     Other expenses.................................     388      324      712
                                                      ------   ------   ------
       Total amortization...........................     414      299      713
                                                      ------   ------   ------
Balance at December 31, 2007........................  $2,252   $2,696   $4,948
                                                      ======   ======   ======



     The estimated future amortization expense allocated to other expenses for the next five years for VOBA is $342 million in 2008, $303 million in 2009, $269 million in 2010, $237 million in 2011, and $195 million in 2012.

     Amortization of VOBA and DAC is related to (i) investment gains and losses and the impact of such gains and losses on the amount of the amortization; (ii) unrealized investment gains and losses to provide information regarding the amount that would have been amortized if such gains and losses had been recognized; and (iii) other expenses to provide amounts related to the gross profits originating from transactions other than investment gains and losses.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

7.  GOODWILL

     Goodwill is the excess of cost over the fair value of net assets acquired. Information regarding goodwill is as follows:

                                                            DECEMBER 31,
                                                         ------------------
                                                         2007   2006   2005
                                                         ----   ----   ----
                                                            (IN MILLIONS)
Balance at January 1,..................................  $953   $924   $ 68
Contribution from MetLife (Note 2).....................    --     29    856
                                                         ----   ----   ----
Balance at December 31,................................  $953   $953   $924
                                                         ====   ====   ====



8.  INSURANCE

  INSURANCE LIABILITIES

     Insurance liabilities are as follows:

                                                             DECEMBER 31,
                                    -------------------------------------------------------------
                                                                                       OTHER
                                      FUTURE POLICY       POLICYHOLDER ACCOUNT      POLICYHOLDER
                                         BENEFITS               BALANCES               FUNDS
                                    -----------------   -----------------------   ---------------
                                                        (AS RESTATED,
                                                         SEE NOTE 20)
                                    -------   -------   -------------   -------   ------   ------
                                      2007      2006         2007         2006     2007     2006
                                    -------   -------   -------------   -------   ------   ------
                                                            (IN MILLIONS)
Individual
  Traditional life................  $   921   $   871      $    --      $    --   $   50   $   37
  Universal variable life.........      575       527        4,995        4,522    1,496    1,314
  Annuities.......................      944     1,015       15,058       16,106       36        5
  Other...........................       --        --           47           32       --       --
Institutional
  Group life......................      220       234          763          765        5        6
  Retirement & savings............   12,040    12,325       12,780       13,731       --       --
  Non-medical health & other......      303       328           --           --        2        2
Corporate & Other (1).............    4,573     4,354          172          (57)     188      149
                                    -------   -------      -------      -------   ------   ------
     Total........................  $19,576   $19,654      $33,815      $35,099   $1,777   $1,513
                                    =======   =======      =======      =======   ======   ======



     (1) Corporate & Other includes intersegment eliminations.

     Affiliated insurance liabilities included in the table above include reinsurance assumed and ceded. Affiliated future policy benefits, included in the table above, were $29 million and $25 million at December 31, 2007 and 2006, respectively. Affiliated policyholder account balances, included in the table above, were $97 million and $(57) million at December 31, 2007 and 2006, respectively. Affiliated other policyholder funds, included in the table above, were $1.3 billion and $1.2 billion at December 31, 2007 and 2006, respectively.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

  VALUE OF DISTRIBUTION AGREEMENTS AND CUSTOMER RELATIONSHIPS ACQUIRED

     Information regarding the VODA and VOCRA, which are reported in other assets, is as follows:

                                                              YEARS ENDED
                                                             DECEMBER 31,
                                                        ----------------------
                                                        2007     2006     2005
                                                        ----     ----     ----
                                                             (IN MILLIONS)
  Balance at January 1,...............................  $237     $ 72      $--
  Contribution from MetLife...........................    --       --       73
  Contribution of VODA from MetLife...................    --      167       --
  Amortization........................................    (5)      (2)      (1)
                                                        ----     ----      ---
  Balance at December 31,.............................  $232     $237      $72
                                                        ====     ====      ===



     The estimated future amortization expense allocated to other expenses for the next five years for VODA and VOCRA is $7 million in 2008, $9 million in 2009, $11 million in 2010, $13 million in 2011 and $15 million in 2012.

     On September 30, 2006, MLI-USA received a capital contribution from MetLife of $162 million in the form of intangible assets related to VODA of $167 million, net of deferred income tax of $5 million, for which MLI-USA receives the benefit. The VODA originated through MetLife's acquisition of Travelers and is reported within other assets in the amount of $164 million and $166 million at December 31, 2007 and 2006, respectively.

     The value of the other identifiable intangibles as discussed above reflects the estimated fair value of the Citigroup/Travelers distribution agreements acquired at July 1, 2005 and will be amortized in relation to the expected economic benefits of the agreement. The weighted average amortization period of the other intangible assets is 16 years. If actual experience under the distribution agreements differs from expectations, the amortization of these intangibles will be adjusted to reflect actual experience.

     The use of discount rates was necessary to establish the fair value of the other identifiable intangible assets. In selecting the appropriate discount rates, management considered its weighted average cost of capital as well as the weighted average cost of capital required by market participants. A discount rate of 11.5% was used to value these intangible assets.

  SALES INDUCEMENTS

     Information regarding deferred sales inducements, which are reported in other assets, is as follows:

                                                             YEARS ENDED
                                                            DECEMBER 31,
                                                         ------------------
                                                         2007   2006   2005
                                                         ----   ----   ----
                                                            (IN MILLIONS)
  Balance at January 1,................................  $330   $218   $143
  Capitalization.......................................   124    129     83
  Amortization.........................................   (51)   (17)    (8)
                                                         ----   ----   ----
  Balance at December 31,..............................  $403   $330   $218
                                                         ====   ====   ====



  SEPARATE ACCOUNTS

     Separate account assets and liabilities consist of pass-through separate accounts totaling $53.9 billion and $50.1 billion at December 31, 2007 and 2006, respectively, for which the policyholder assumes all investment risk.

     Fees charged to the separate accounts by the Company (including mortality charges, policy administration fees and surrender charges) are reflected in the Company's revenues as universal life and investment-type product policy

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


fees and totaled $947 million, $800 million and $467 million for the years ended December 31, 2007, 2006 and 2005, respectively.

     For the years ended December 31, 2007, 2006 and 2005, there were no investment gains (losses) on transfers of assets from the general account to the separate accounts.

  OBLIGATIONS UNDER GUARANTEED INTEREST CONTRACT PROGRAM

     The Company issues fixed and floating rate obligations under its guaranteed interest contract ("GIC") program which are denominated in either U.S. dollars or foreign currencies. During the year ended December 31, 2007, the Company issued $653 million in such obligations and repaid $616 million. During the year ended December 31, 2006, there were no new issuances of such obligations and there were repayments of $1.1 billion. There were no new issuances or repayments of such obligations for the year ended December 31, 2005. Accordingly, at December 31, 2007 and 2006, GICs outstanding, which are included in policyholder account balances, were $5.1 billion (as restated, see Note 20) and $4.6 billion, respectively. During the years ended December 31, 2007, 2006 and 2005, interest credited on the contracts, which are included in interest credited to policyholder account balances, was $230 million, $163 million and $80 million, respectively.

  OBLIGATIONS UNDER FUNDING AGREEMENTS

     MICC is a member of the Federal Home Loan Bank of Boston (the "FHLB of Boston") and holds $70 million of common stock of the FHLB of Boston at both December 31, 2007 and 2006, which is included in equity securities. MICC has also entered into funding agreements with the FHLB of Boston whereby MICC has issued such funding agreements in exchange for cash and for which the FHLB of Boston has been granted a blanket lien on certain MICC assets, including residential mortgage-backed securities, to collateralize MICC's obligations under the funding agreements. MICC maintains control over these pledged assets, and may use, commingle, encumber or dispose of any portion of the collateral as long as there is no event of default and the remaining qualified collateral is sufficient to satisfy the collateral maintenance level. Upon any event of default by MICC, the FHLB of Boston's recovery on the collateral is limited to the amount of MICC's liability to the FHLB of Boston. The amount of MICC's liability for funding agreements with the FHLB of Boston was $726 million and $926 million at December 31, 2007 and 2006, respectively, which is included in policyholder account balances. The advances on these funding agreements are collateralized by residential mortgage-backed securities with fair values of $901 million and $1.1 billion at December 31, 2007 and 2006, respectively.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

  LIABILITIES FOR UNPAID CLAIMS AND CLAIM EXPENSES

     Information regarding the liabilities for unpaid claims and claim expenses relating to group accident and non-medical health policies and contracts, which are reported in future policy benefits, is as follows:

                                                        YEARS ENDED DECEMBER
                                                                 31,
                                                        --------------------
                                                         2007    2006   2005
                                                        -----   -----   ----
                                                            (IN MILLIONS)
  Balance at January 1,...............................  $ 551   $ 512   $ --
    Less: Reinsurance recoverables....................   (403)   (373)    --
                                                        -----   -----   ----
  Net balance at January 1,...........................    148     139     --
                                                        -----   -----   ----
  Contribution of MetLife Insurance Company of
    Connecticut by MetLife (Note 3)...................     --      --    137
  Incurred related to:
    Current year......................................     32      29     19
    Prior years.......................................     (5)      4     (3)
                                                        -----   -----   ----
                                                           27      33     16
                                                        -----   -----   ----
  Paid related to:
    Current year......................................     (2)     (2)    (1)
    Prior years.......................................    (24)    (22)   (13)
                                                        -----   -----   ----
                                                          (26)    (24)   (14)
                                                        -----   -----   ----
  Net balance at December 31,.........................    149     148    139
    Add: Reinsurance recoverables.....................    463     403    373
                                                        -----   -----   ----
  Balance at December 31,.............................  $ 612   $ 551   $512
                                                        =====   =====   ====



     Claims and claim adjustment expenses associated with prior periods decreased by $5 million for the year ended December 31, 2007, increased by $4 million for the year ended December 31, 2006, and decreased by $3 million for the year ended December 31, 2005. In all periods presented, the change was due to differences between actual benefit periods and expected benefit periods for LTC and disability contracts.

  GUARANTEES

     The Company issues annuity contracts which may include contractual guarantees to the contractholder for: (i) return of no less than total deposits made to the contract less any partial withdrawals ("return of net deposits"); and (ii) the highest contract value on a specified anniversary date minus any withdrawals following the contract anniversary, or total deposits made to the contract less any partial withdrawals plus a minimum return ("anniversary contract value" or "minimum return").

     The Company also issues universal and variable life contracts where the Company contractually guarantees to the contractholder a secondary guarantee.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     Information regarding the types of guarantees relating to annuity contracts and universal and variable life contracts is as follows:

                                                            DECEMBER 31,
                                  ---------------------------------------------------------------
                                               2007                             2006
                                  ------------------------------   ------------------------------
                                      IN THE             AT            IN THE             AT
                                  EVENT OF DEATH   ANNUITIZATION   EVENT OF DEATH   ANNUITIZATION
                                  --------------   -------------   --------------   -------------
                                                           (IN MILLIONS)
  ANNUITY CONTRACTS(1)
  RETURN OF NET DEPOSITS
  Separate account value........     $  11,337             N/A        $   8,213             N/A
  Net amount at risk(2).........     $      33(3)          N/A        $      --(3)          N/A
  Average attained age of
    contractholders.............      62 years             N/A         61 years             N/A
  ANNIVERSARY CONTRACT VALUE OR
    MINIMUM RETURN
  Separate account value........     $  41,515       $  16,143        $  44,036       $  13,179
  Net amount at risk(2).........     $   1,692(3)    $     245(4)     $   1,422(3)    $      30(4)
  Average attained age of
    contractholders.............      56 years        61 years         58 years        60 years



                                                              DECEMBER 31,
                                                        -----------------------
                                                           2007         2006
                                                        ----------   ----------
                                                         SECONDARY    SECONDARY
                                                        GUARANTEES   GUARANTEES
                                                        ----------   ----------
                                                             (IN MILLIONS)
  UNIVERSAL AND VARIABLE LIFE CONTRACTS(1)
  Account value (general and separate account)........   $   2,797    $   3,262
  Net amount at risk(2)...............................   $  38,621(3) $  48,630(3)
  Average attained age of policyholders...............    57 years     57 years


--------

(1) The Company's annuity and life contracts with guarantees may offer more than one type of guarantee in each contract. Therefore, the amounts listed above may not be mutually exclusive.

(2) The net amount at risk is based on the direct amount at risk (excluding reinsurance).

(3) The net amount at risk for guarantees of amounts in the event of death is defined as the current guaranteed minimum death benefit in excess of the current account balance at the balance sheet date.

(4) The net amount at risk for guarantees of amounts at annuitization is defined as the present value of the minimum guaranteed annuity payments available to the contractholder determined in accordance with the terms of the contract in excess of the current account balance.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     Information regarding the liabilities for guarantees (excluding base policy liabilities) relating to annuity and universal and variable life contracts is as follows:

                                                                      UNIVERSAL AND
                                                                      VARIABLE LIFE
                                              ANNUITY CONTRACTS         CONTRACTS
                                         --------------------------   -------------
                                         GUARANTEED     GUARANTEED
                                            DEATH     ANNUITIZATION     SECONDARY
                                          BENEFITS       BENEFITS       GUARANTEES    TOTAL
                                         ----------   -------------   -------------   -----
                                                            (IN MILLIONS)
  Balance at January 1, 2005...........      $--           $--             $--         $--
  Incurred guaranteed benefits.........        3            --               9          12
  Paid guaranteed benefits.............       --            --              --          --
                                             ---           ---             ---         ---
  Balance at December 31, 2005.........        3            --               9          12
  Incurred guaranteed benefits.........       --            --              22          22
  Paid guaranteed benefits.............       (3)           --              --          (3)
                                             ---           ---             ---         ---
  Balance at December 31, 2006.........       --            --              31          31
  Incurred guaranteed benefits.........        6            28              34          68
  Paid guaranteed benefits.............       (4)           --              --          (4)
                                             ---           ---             ---         ---
  Balance at December 31, 2007.........      $ 2           $28             $65         $95
                                             ===           ===             ===         ===



     Excluded from the table above are guaranteed death and annuitization benefit liabilities on the Company's annuity contracts of $45 million, $38 million and $28 million at December 31, 2007, 2006 and 2005, respectively, which were reinsured 100% to an affiliate and had corresponding recoverables from affiliated reinsurers related to such guarantee liabilities.

     Account balances of contracts with insurance guarantees are invested in separate account asset classes as follows:

                                                             DECEMBER 31,
                                                          -----------------
                                                            2007      2006
                                                          -------   -------
                                                            (IN MILLIONS)
  Mutual Fund Groupings
    Equity..............................................  $40,608   $37,992
    Bond................................................    2,307     2,831
    Balanced............................................    4,422     2,790
    Money Market........................................    1,265       949
    Specialty...........................................      395       460
                                                          -------   -------
      Total.................... ........................  $48,997   $45,022
                                                          =======   =======



9.  REINSURANCE

     The Company's life insurance operations participate in reinsurance activities in order to limit losses, minimize exposure to large risks, and provide additional capacity for future growth. The Company has historically reinsured the mortality risk on new individual life insurance policies primarily on an excess of retention basis or a quota share basis. The Company has reinsured up to 90% of the mortality risk for all new individual life insurance policies. This practice was initiated by the Company for different products starting at various points in time between 1997 and 2004. On a case by case basis, the Company may retain up to $5 million per life on single life individual policies and reinsure 100% of amounts in excess of the Company's retention limits. The Company evaluates its reinsurance

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


programs routinely and may increase or decrease its retention at any time. Placement of reinsurance is done primarily on an automatic basis and also on a facultative basis for risks with specific characteristics.

     In addition to reinsuring mortality risk as described previously, the Company reinsures other risks, as well as specific coverages. The Company routinely reinsures certain classes of risks in order to limit its exposure to particular travel, avocation and lifestyle hazards. The Company has exposure to catastrophes, which could contribute to significant fluctuations in the Company's results of operations. The Company uses excess of retention and quota share reinsurance arrangements to provide greater diversification of risk and minimize exposure to larger risks.

     MICC's workers' compensation business is reinsured through a 100% quota-share agreement with The Travelers Indemnity Company, an insurance subsidiary of The Travelers Companies, Inc.

     Effective July 1, 2000, MetLife Insurance Company of Connecticut reinsured 90% of its individual LTC insurance business with Genworth Life Insurance Company and its subsidiary ("GLIC"), in the form of indemnity reinsurance agreements. In accordance with the terms of the reinsurance agreements, GLIC will effect assumption and novation of the reinsured contracts, to the extent permitted by law, by July 31, 2008.

     The Company reinsures the new production of fixed annuities and the riders containing benefit guarantees related to variable annuities to affiliated and non-affiliated reinsurers.

     The Company reinsures its business through a diversified group of reinsurers. No single unaffiliated reinsurer has a material obligation to the Company nor is the Company's business substantially dependent upon any reinsurance contracts. The Company is contingently liable with respect to ceded reinsurance should any reinsurer be unable to meet its obligations under these agreements.

     The amounts in the consolidated statements of income are presented net of reinsurance ceded. Information regarding the effect of reinsurance is as follows:

                                                        YEARS ENDED DECEMBER
                                                                31,
                                                       ---------------------
                                                        2007    2006    2005
                                                       -----   -----   -----
                                                           (IN MILLIONS)
  Direct premiums....................................  $ 654   $ 599   $ 413
  Reinsurance assumed................................     17      21      38
  Reinsurance ceded..................................   (318)   (312)   (170)
                                                       -----   -----   -----
  Net premiums.......................................  $ 353   $ 308   $ 281
                                                       =====   =====   =====
  Reinsurance recoverables netted against policyholder
    benefits and claims..............................  $ 671   $ 635   $ 560
                                                       =====   =====   =====



     Reinsurance recoverables, included in premiums and other receivables, were $4.9 billion and $4.6 billion at December 31, 2007 and 2006, respectively, including $3.4 billion and $3.0 billion at December 31, 2007 and 2006, respectively, relating to reinsurance on the run-off LTC business and $1.2 billion and $1.3 billion at December 31, 2007 and 2006, respectively, relating to reinsurance on the run-off of workers' compensation business. Reinsurance and ceded commissions payables, included in other liabilities, were $128 million and $99 million at December 31, 2007 and 2006, respectively.

     The Company has reinsurance agreements with MetLife and certain of its subsidiaries, including MLIC, Reinsurance Group of America, Incorporated, MetLife Reinsurance Company of South Carolina ("MRSC"), Exeter Reassurance Company, Ltd. ("Exeter"), General American Life Insurance Company ("GALIC"), Mitsui Sumitomo MetLife Insurance Co., Ltd. and MetLife Reinsurance Company of Vermont ("MRV"). At December 31, 2007, the Company had reinsurance-related assets and liabilities from these agreements totaling $3.4 billion and $1.7 billion,

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


respectively. At December 31, 2006, comparable assets and liabilities were $2.8 billion and $1.2 billion, respectively.

     The following table reflects related party reinsurance information:

                                                        YEARS ENDED DECEMBER
                                                                 31,
                                                       ----------------------
                                                       2007     2006     2005
                                                       ----     ----     ----
                                                            (IN MILLIONS)
  Assumed premiums...................................  $ 17     $ 21     $ 38
  Assumed fees, included in universal life and
    investment-type product policy fees..............  $119     $ 65     $194
  Assumed fees, included in net investment gains
    (losses).........................................  $ --     $ --     $  6
  Assumed benefits, included in policyholder benefits
    and claims.......................................  $ 18     $ 11     $ 32
  Assumed benefits, included in interest credited to
    policyholder account balances....................  $ 53     $ 49     $ 42
  Assumed acquisition costs, included in other
    expenses.........................................  $ 39     $ 58     $111
  Ceded premiums.....................................  $ 32     $ 21     $ 12
  Ceded fees, included in universal life and
    investment-type product policy fees..............  $216     $130     $ 93
  Interest earned on ceded reinsurance, included in
    other revenues...................................  $ 85     $ 68     $ 55
  Ceded benefits, included in policyholder benefits and
    claims...........................................  $ 95     $ 86     $ 92
  Interest costs on ceded reinsurance, included in
    other expenses...................................  $ 33     $ 77     $182


     The Company has assumed risks related to guaranteed minimum benefit riders from an affiliated joint venture under a reinsurance contract. Such guaranteed minimum benefit riders are embedded derivatives and are included within net investment gains (losses). The assumed amounts were $(113) million, $57 million and $28 million for the years ended December 31, 2007, 2006 and 2005, respectively. These risks have been retroceded in full to another affiliate under a retrocessional agreement resulting in no net impact on net investment gains (losses).

     The Company has also ceded risks related to guaranteed minimum benefit riders written by the Company to another affiliate. The guaranteed minimum benefit riders directly written by the Company are embedded derivatives and changes in their fair value are included within net investment gains (losses). The ceded reinsurance also contain embedded derivatives and changes in their fair value are also included within net investment gains (losses). The ceded amounts were $276 million, $(31) million and $5 million for the years ended December 31, 2007, 2006 and 2005, respectively.

     Effective December 20, 2007, MLI-USA recaptured two ceded blocks of business (the "Recaptured Business") from Exeter. The Recaptured Business consisted of two blocks of universal life secondary guarantee risk, one assumed from GALIC, and the other written by MLI-USA. As a result of the recapture, MLI-USA received $258 million of assets from Exeter, reduced receivables from affiliates, included in premiums and other receivables, by $112 million and reduced other assets by $124 million. The recapture resulted in a pre-tax gain of $22 million. Concurrent with the recapture, the same business was ceded to MRV. The cession does not transfer risk to MRV and is therefore accounted for under the deposit method. MLI-USA transferred $258 million of assets to MRV as a result of this cession, and recorded a receivable from affiliates, included in premiums and other receivables, of $258 million.

     Effective December 31, 2007, MLI-USA entered into a reinsurance agreement to cede two blocks of business to MRV, on a 90% coinsurance funds withheld basis. This agreement covered certain term and certain universal life policies issued in 2007 and to be issued during 2008 by MLI-USA. This agreement transfers risk to MRV and, therefore, is accounted for as reinsurance. As a result of the agreement, DAC decreased $136 million, affiliated

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


reinsurance recoverables, included in premiums and other receivables, increased $326 million, MLI-USA recorded a funds withheld liability for $223 million, included in other liabilities, and unearned revenue, included in other policyholder funds, was reduced by $33 million.

     On December 1, 2006, the Company acquired a block of structured settlement business from Texas Life Insurance Company ("Texas Life"), a wholly-owned subsidiary of MetLife, through an assumptive reinsurance agreement. This transaction increased future policy benefits of the Company by $1.3 billion and decreased deferred income tax liabilities by $142 million at December 31, 2006. During the year ended December 31, 2007, the receivable from Texas Life related to premiums and other considerations of $1.2 billion held at December 31, 2006 was settled with $901 million of cash and $304 million of fixed maturity securities.

     Effective January 1, 2005, MLI-USA entered into a reinsurance agreement to assume an in-force block of business from GALIC. This agreement covered certain term and universal life policies issued by GALIC on and after January 1, 2000 through December 31, 2004. This agreement also covered certain term and universal life policies issued on or after January 1, 2005. MLI-USA paid and deferred 100% of a ceding commission to GALIC of $386 million resulting in no gain or loss on the transfer of the in-force business as of January 1, 2005.

10.  LONG-TERM DEBT -- AFFILIATED

     Long-term debt outstanding is as follows:

                                                                      DECEMBER
                                                                        31,
                                                                    -----------
                                                                    2007   2006
                                                                    ----   ----
                                                                        (IN
                                                                     MILLIONS)
Surplus notes, interest rate 7.349%, due 2035.....................  $400   $400
Surplus notes, interest rate LIBOR plus 1.15%, maturity date
  2009............................................................   200     --
Surplus notes, interest rate 5%, due upon request.................    25     25
Surplus notes, interest rate LIBOR plus 0.75%, due upon request...    10     10
                                                                    ----   ----
Total long-term debt -- affiliated................................  $635   $435
                                                                    ====   ====



     MetLife Credit Corp., an affiliate, is the holder of a surplus note issued by the Company during the fourth quarter of 2007 in the amount of $200 million at December 31, 2007.

     MetLife is the holder of a surplus note issued by MLI-USA in the amount of $400 million at December 31, 2007 and 2006.

     MLIG is the holder of two surplus notes issued by MLI-USA in the amounts of $25 million and $10 million at both December 31, 2007 and 2006. These surplus notes may be redeemed, in whole or in part, at the election of the Company at any time, subject to the prior approval of the insurance department of the state of domicile.

     Payments of interest and principal on these surplus notes may be made only with the prior approval of the insurance department of the state of domicile.

     The aggregate maturities of long-term debt as of December 31, 2007 are $200 million in 2009, $400 million in 2035, and $35 million payable upon request and regulatory approval.

     Interest expense related to the Company's indebtedness, included in other expenses, was $33 million, $31 million and $25 million for the years ended December 31, 2007, 2006 and 2005, respectively.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

11.  INCOME TAXES

     The provision for income tax from continuing operations is as follows:

                                                        YEARS ENDED DECEMBER 31,
                                                  ------------------------------------
                                                  (AS RESTATED,
                                                   SEE NOTE 20)
                                                  -------------   -------------   ----
                                                       2007            2006       2005
                                                  -------------   -------------   ----
                                                                  (IN MILLIONS)
  Current:
    Federal.....................................       $  9            $ 18       $ (3)
    State and local.............................          4              --         (2)
    Foreign.....................................          1              --         --
                                                       ----            ----       ----
      Subtotal..................................         14              18         (5)
                                                       ----            ----       ----
  Deferred:
    Federal.....................................       $306            $212       $162
    State and local.............................         --              (2)        (1)
    Foreign.....................................        (17)             --         --
                                                       ----            ----       ----
      Subtotal..................................        289             210        161
                                                       ----            ----       ----
  Provision for income tax......................       $303            $228       $156
                                                       ====            ====       ====



     The reconciliation of the income tax provision at the U.S. statutory rate to the provision for income tax as reported for continuing operations is as follows:

                                                        YEARS ENDED DECEMBER 31,
                                                  ------------------------------------
                                                  (AS RESTATED,
                                                   SEE NOTE 20)
                                                  -------------   -------------   ----
                                                       2007            2006       2005
                                                  -------------   -------------   ----
                                                                  (IN MILLIONS)
  Tax provision at U.S. statutory rate..........       $365            $288       $191
  Tax effect of:
    Tax-exempt investment income................        (65)            (62)       (27)
    Prior year tax..............................          9              (9)        (9)
    Foreign tax rate differential and change in
      valuation allowance.......................         (7)             12         --
    State tax, net of federal benefit...........          3              --          2
    Other, net..................................         (2)             (1)        (1)
                                                       ----            ----       ----
  Provision for income tax......................       $303            $228       $156
                                                       ====            ====       ====


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     Deferred income tax represents the tax effect of the differences between the book and tax basis of assets and liabilities. Net deferred income tax assets and liabilities consisted of the following:

                                                               DECEMBER 31,
                                                         -----------------------
                                                         (AS RESTATED,
                                                          SEE NOTE 20)
                                                         -------------   -------
                                                              2007         2006
                                                         -------------   -------
                                                              (IN MILLIONS)
  Deferred income tax assets:
    Benefit, reinsurance and other reserves............     $ 1,929      $ 2,238
    Net unrealized investment losses...................         195          171
    Capital loss carryforwards.........................         150          155
    Investments........................................          54           63
    Net operating loss carryforwards...................          42           10
    Tax credits........................................          20           --
    Operating lease reserves...........................          13           13
    Employee benefits..................................          --            3
    Litigation-related.................................          --            1
    Other..............................................          13           20
                                                            -------      -------
                                                              2,416        2,674
    Less: Valuation allowance..........................          --            4
                                                            -------      -------
                                                              2,416        2,670
                                                            -------      -------
  Deferred income tax liabilities:
    DAC and VOBA.......................................      (1,570)      (1,663)
                                                            -------      -------
                                                             (1,570)      (1,663)
                                                            -------      -------
  Net deferred income tax asset........................     $   846      $ 1,007
                                                            =======      =======



     Domestic net operating loss carryforwards amount to $29 million at December 31, 2007 and will expire beginning in 2025. Foreign net operating loss carryforwards amount to $113 million at December 31, 2007 with indefinite expiration. Capital loss carryforwards amount to $430 million at December 31, 2007 and will expire beginning in 2010. Tax credit carryforwards amount to $20 million at December 31, 2007.

     The Company has recorded a valuation allowance related to tax benefits of certain foreign net operating loss carryforwards. The valuation allowance reflects management's assessment, based on available information, that it is more likely than not that the deferred income tax asset for certain foreign net operating loss carryforwards will not be realized. The tax benefit will be recognized when management believes that it is more likely than not that these deferred income tax assets are realizable. In 2007, the Company recorded a reduction of $4 million to the deferred income tax valuation allowance related to certain foreign net operating loss carryforwards.

     The Company files income tax returns with the U.S. federal government and various state and local jurisdictions, as well as foreign jurisdictions. With a few exceptions, the Company is no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years prior to 2003 and is no longer subject to foreign income tax examinations for the years prior to 2006.

     The adoption of FIN 48 did not have a material impact on the Company's consolidated financial statements. The Company reclassified, at adoption, $64 million of deferred income tax liabilities, for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility, to the liability

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


for unrecognized tax benefits. Because of the impact of deferred tax accounting, other than interest and penalties, the disallowance of the shorter deductibility period would not affect the annual effective tax rate but would accelerate the payment of cash to the taxing authority to an earlier period. The total amount of unrecognized tax benefits as of January 1, 2007 that would affect the effective tax rate, if recognized, was $5 million. The Company also had less than $1 million of accrued interest, included within other liabilities, as of January 1, 2007. The Company classifies interest accrued related to unrecognized tax benefits in interest expense, while penalties are included within income tax expense.

     As of December 31, 2007, the Company's total amount of unrecognized tax benefits is $53 million and there are no amounts of unrecognized tax benefits that would affect the effective tax rate, if recognized. The total amount of unrecognized tax benefit decreased by $11 million from the date of adoption primarily due to a settlement reached with the Internal Revenue Service ("IRS") with respect to a post-sale purchase price adjustment. As a result of the settlement, an item within the liability for unrecognized tax benefits, in the amount of $6 million, was reclassified to deferred income taxes. The Company does not anticipate any material change in the total amount of unrecognized tax benefits over the ensuing 12 month period.

     A reconciliation of the beginning and ending amount of unrecognized tax benefits for the year ended December 31, 2007, is as follows:

                                                            TOTAL UNRECOGNIZED
                                                               TAX BENEFITS
                                                            ------------------
                                                               (IN MILLIONS)
  Balance at January 1, 2007 (date of adoption)...........          $64
  Reductions for tax positions of prior years.............           (2)
  Additions for tax positions of current year.............            5
  Reductions for tax positions of current year............           (8)
  Settlements with tax authorities........................           (6)
                                                                    ---
  Balance at December 31, 2007............................          $53
                                                                    ===



     During the year ended December 31, 2007, the Company recognized $2 million in interest expense associated with the liability for unrecognized tax benefits. As of December 31, 2007, the Company had $3 million of accrued interest associated with the liability for unrecognized tax benefits, an increase of $2 million from the date of adoption.

     On September 25, 2007, the IRS issued Revenue Ruling 2007-61, which announced its intention to issue regulations with respect to certain computational aspects of the Dividends Received Deduction ("DRD") on separate account assets held in connection with variable annuity contracts. Revenue Ruling 2007-61 suspended a revenue ruling issued in August 2007 that would have changed accepted industry and IRS interpretations of the statutes governing these computational questions. Any regulations that the IRS ultimately proposes for issuance in this area will be subject to public notice and comment, at which time insurance companies and other interested parties will have the opportunity to raise legal and practical questions about the content, scope and application of such regulations. As a result, the ultimate timing and substance of any such regulations are unknown at this time. For the year ended December 31, 2007, the Company recognized an income tax benefit of $64 million related to the separate account DRD.

     The Company will file a consolidated tax return with its includable subsidiaries. Non-includable subsidiaries file either separate individual corporate tax returns or separate consolidated tax returns. Under the tax allocation agreement, the federal income tax will be allocated between the companies on a separate return basis and adjusted for credits and other amounts required by such tax allocation agreement.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

12. CONTINGENCIES, COMMITMENTS AND GUARANTEES

  CONTINGENCIES

  LITIGATION

     The Company is a defendant in a number of litigation matters. In some of the matters, large and/or indeterminate amounts, including punitive and treble damages, are sought. Modern pleading practice in the United States permits considerable variation in the assertion of monetary damages or other relief. Jurisdictions may permit claimants not to specify the monetary damages sought or may permit claimants to state only that the amount sought is sufficient to invoke the jurisdiction of the trial court. In addition, jurisdictions may permit plaintiffs to allege monetary damages in amounts well exceeding reasonably possible verdicts in the jurisdiction for similar matters. This variability in pleadings, together with the actual experience of the Company in litigating or resolving through settlement numerous claims over an extended period of time, demonstrate to management that the monetary relief which may be specified in a lawsuit or claim bears little relevance to its merits or disposition value. Thus, unless stated below, the specific monetary relief sought is not noted.

     Due to the vagaries of litigation, the outcome of a litigation matter and the amount or range of potential loss at particular points in time may normally be inherently impossible to ascertain with any degree of certainty. Inherent uncertainties can include how fact finders will view individually and in their totality documentary evidence, the credibility and effectiveness of witnesses' testimony, and how trial and appellate courts will apply the law in the context of the pleadings or evidence presented, whether by motion practice, or at trial or on appeal. Disposition valuations are also subject to the uncertainty of how opposing parties and their counsel will themselves view the relevant evidence and applicable law.

     On a quarterly and annual basis, the Company reviews relevant information with respect to litigation and contingencies to be reflected in the Company's consolidated financial statements. The review includes senior legal and financial personnel. Estimates of possible losses or ranges of loss for particular matters cannot in the ordinary course be made with a reasonable degree of certainty. Liabilities are established when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. It is possible that some of the matters could require the Company to pay damages or make other expenditures or establish accruals in amounts that could not be estimated as of December 31, 2007.

     The Company has faced numerous claims, including class action lawsuits, alleging improper marketing or sales of individual life insurance policies, annuities, mutual funds or other products. The Company continues to vigorously defend against the claims in all pending matters. Some sales practices claims have been resolved through settlement. Other sales practices claims have been won by dispositive motions or have gone to trial. Most of the current cases seek substantial damages, including in some cases punitive and treble damages and attorneys' fees. Additional litigation relating to the Company's marketing and sales of individual life insurance, annuities, mutual funds or other products may be commenced in the future.

     Various litigation, claims and assessments against the Company, in addition to those discussed previously and those otherwise provided for in the Company's financial statements, have arisen in the course of the Company's business, including, but not limited to, in connection with its activities as an insurer, employer, investor, investment advisor or taxpayer. Further, federal, state or industry regulatory or governmental authorities may conduct investigations, serve subpoenas or make other inquiries concerning a wide variety of issues, including the Company's compliance with applicable insurance and other laws and regulations.

     It is not possible to predict the ultimate outcome of all pending investigations and legal proceedings or provide reasonable ranges of potential losses. In some of the matters referred to previously, large and/or indeterminate amounts, including punitive and treble damages, are sought. Although in light of these considerations it is possible that an adverse outcome in certain cases could have a material adverse effect upon the Company's financial

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


position, based on information currently known by the Company's management, in its opinion, the outcomes of such pending investigations and legal proceedings are not likely to have such an effect. However, given the large and/or indeterminate amounts sought in certain of these matters and the inherent unpredictability of litigation, it is possible that an adverse outcome in certain matters could, from time to time, have a material adverse effect on the Company's net income or cash flows in particular quarterly or annual periods.

  INSOLVENCY ASSESSMENTS

     Most of the jurisdictions in which the Company is admitted to transact business require insurers doing business within the jurisdiction to participate in guaranty associations, which are organized to pay contractual benefits owed pursuant to insurance policies issued by impaired, insolvent or failed insurers. These associations levy assessments, up to prescribed limits, on all member insurers in a particular state on the basis of the proportionate share of the premiums written by member insurers in the lines of business in which the impaired, insolvent or failed insurer engaged. Some states permit member insurers to recover assessments paid through full or partial premium tax offsets. Assets and liabilities held for insolvency assessments are as follows:

                                                                 DECEMBER
                                                                   31,
                                                               -----------
                                                               2007   2006
                                                               ----   ----
                                                                   (IN
                                                                MILLIONS)
  Other Assets:
     Premium tax offset for future undiscounted assessments..   $ 8    $ 9
     Premium tax offsets currently available for paid
       assessments...........................................     1      1
                                                                ---    ---
                                                                $ 9    $10
                                                                ===    ===
  Liability:
    Insolvency assessments...................................   $17    $19
                                                                ===    ===



     Assessments levied against the Company were less than $1 million for each of the years ended December 31, 2007, 2006 and 2005.

COMMITMENTS

  LEASES

     The Company, as lessee, has entered into lease agreements for office space. Future sublease income is projected to be insignificant. Future minimum rental income and minimum gross rental payments relating to these lease agreements are as follows:

                                                                      GROSS
                                                           RENTAL    RENTAL
                                                           INCOME   PAYMENTS
                                                           ------   --------
                                                             (IN MILLIONS)
  2008...................................................    $ 3       $15
  2009...................................................    $ 3       $ 8
  2010...................................................    $ 3       $ 6
  2011...................................................    $ 3       $ 6
  2012...................................................    $ 3       $--
  Thereafter.............................................    $80       $--

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

  COMMITMENTS TO FUND PARTNERSHIP INVESTMENTS

     The Company makes commitments to fund partnership investments in the normal course of business. The amounts of these unfunded commitments were $1.4 billion and $616 million at December 31, 2007 and 2006, respectively. The Company anticipates that these amounts will be invested in partnerships over the next five years.

  MORTGAGE LOAN COMMITMENTS

     The Company commits to lend funds under mortgage loan commitments. The amounts of these mortgage loan commitments were $626 million and $665 million at December 31, 2007 and 2006, respectively.

  COMMITMENTS TO FUND BANK CREDIT FACILITIES AND PRIVATE CORPORATE BOND INVESTMENTS

     The Company commits to lend funds under bank credit facilities and private corporate bond investments. The amounts of these unfunded commitments were $488 million and $173 million at December 31, 2007 and 2006, respectively.

  OTHER COMMITMENTS

     The Company has entered into collateral arrangements with affiliates, which require the transfer of collateral in connection with secured demand notes. At December 31, 2007, the Company had agreed to fund up to $60 million of cash upon the request of an affiliate and had transferred collateral consisting of various securities with a fair market value of $73 million to custody accounts to secure the notes. The counterparties are permitted by contract to sell or repledge this collateral.

GUARANTEES

     In the normal course of its business, the Company has provided certain indemnities, guarantees and commitments to third parties pursuant to which it may be required to make payments now or in the future. In the context of acquisition, disposition, investment and other transactions, the Company has provided indemnities and guarantees, including those related to tax, environmental and other specific liabilities, and other indemnities and guarantees that are triggered by, among other things, breaches of representations, warranties or covenants provided by the Company. In addition, in the normal course of business, the Company provides indemnifications to counterparties in contracts with triggers similar to the foregoing, as well as for certain other liabilities, such as third party lawsuits. These obligations are often subject to time limitations that vary in duration, including contractual limitations and those that arise by operation of law, such as applicable statutes of limitation. In some cases, the maximum potential obligation under the indemnities and guarantees is subject to a contractual limitation, such as in the case of MetLife International Insurance Company, Ltd. ("MLII"), a former affiliate, discussed below, while in other cases such limitations are not specified or applicable. Since certain of these obligations are not subject to limitations, the Company does not believe that it is possible to determine the maximum potential amount that could become due under these guarantees in the future.

     The Company has provided a guarantee on behalf of MLII that is triggered if MLII cannot pay claims because of insolvency, liquidation or rehabilitation. During the second quarter of 2007, MLII was sold to a third party. Life insurance coverage in-force, representing the maximum potential obligation under this guarantee, was $434 million and $444 million at December 31, 2007 and 2006, respectively. The Company does not have any collateral related to this guarantee, but has recorded a liability of $1 million that was based on the total account value of the guaranteed policies plus the amounts retained per policy at December 31, 2007. The remainder of the risk was ceded to external reinsurers. The Company did not have a recorded liability related to this guarantee at December 31, 2006.

     In addition, the Company indemnifies its directors and officers as provided in its charters and by-laws. Also, the Company indemnifies its agents for liabilities incurred as a result of their representation of the Company's

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


interests. Since these indemnities are generally not subject to limitation with respect to duration or amount, the Company does not believe that it is possible to determine the maximum potential amount that could become due under these indemnities in the future.

     In connection with synthetically created investment transactions, the Company writes credit default swap obligations that generally require payment of principal outstanding due in exchange for the referenced credit obligation. If a credit event, as defined by the contract, occurs the Company's maximum amount at risk, assuming the value of the referenced credits becomes worthless, was $324 million at December 31, 2007. The credit default swaps expire at various times during the next ten years.

13.  EMPLOYEE BENEFIT PLANS

     Subsequent to the Acquisition, the Company became a participating affiliate in qualified and non-qualified, noncontributory defined benefit pension and other postretirement plans sponsored by MLIC. Employees were credited with prior service recognized by Citigroup, solely (with regard to pension purposes) for the purpose of determining eligibility and vesting under the Metropolitan Life Retirement Plan for United States Employees (the "Plan"), a noncontributory qualified defined benefit pension plan, with respect to benefits earned under the Plan subsequent to the Acquisition Date. Net periodic expense related to these plans was based on the employee population at the beginning of the year. During 2006, the employees of the Company were transferred to MetLife Group, Inc., a wholly-owned subsidiary of MetLife ("MetLife Group"), therefore no pension expense was allocated to the Company for the year ended December 31, 2007. Pension expense of $8 million related to the MLIC plans was allocated to the Company for the year ended December 31, 2006. There were no expenses allocated to the Company for the six months ended December 31, 2005.

14.  EQUITY

  COMMON STOCK

     The Company has 40,000,000 authorized shares of common stock, 34,595,317 shares of which are outstanding as of December 31, 2007. Of such outstanding shares, 30,000,000 shares are owned directly by MetLife, Inc. and the remaining shares are owned by MLIG.

  CAPITAL CONTRIBUTIONS

     On September 30, 2006, MLI-USA received a capital contribution from MetLife of $162 million in the form of intangible assets related to VODA, and the associated deferred income tax liability, which is more fully described in Note 8.

     See also Note 3 for information related to the change in the reporting entity.

  STATUTORY EQUITY AND INCOME

     Each insurance company's state of domicile imposes minimum risk-based capital ("RBC") requirements that were developed by the National Association of Insurance Commissioners ("NAIC"). The formulas for determining the amount of RBC specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of total adjusted capital, as defined by the NAIC, to authorized control level RBC, as defined by the NAIC. Companies below specific trigger points or ratios are classified within certain levels, each of which requires specified corrective action. MetLife Insurance Company of Connecticut and MLI-USA each exceeded the minimum RBC requirements for all periods presented herein.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     The NAIC adopted the Codification of Statutory Accounting Principles ("Codification") in 2001. Codification was intended to standardize regulatory accounting and reporting to state insurance departments. However, statutory accounting principles continue to be established by individual state laws and permitted practices. The Connecticut Insurance Department and the Delaware Department of Insurance have adopted Codification with certain modifications for the preparation of statutory financial statements of insurance companies domiciled in Connecticut and Delaware, respectively. Modifications by the various state insurance departments may impact the effect of Codification on the statutory capital and surplus of MetLife Insurance Company of Connecticut and MLI-USA.

     Statutory accounting principles differ from GAAP primarily by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities using different actuarial assumptions, reporting surplus notes as surplus instead of debt and valuing securities on a different basis.

     In addition, certain assets are not admitted under statutory accounting principles and are charged directly to surplus. The most significant assets not admitted by the Company are net deferred income tax assets resulting from temporary differences between statutory accounting principles basis and tax basis not expected to reverse and become recoverable within a year.

     Further, statutory accounting principles do not give recognition to purchase accounting adjustments made as a result of the Acquisition.

     Statutory net income of MetLife Insurance Company of Connecticut, a Connecticut domiciled insurer, was $1.1 billion, $856 million and $1.0 billion for the years ended December 31, 2007, 2006 and 2005, respectively. Statutory capital and surplus, as filed with the Connecticut Insurance Department, was $4.2 billion and $4.1 billion at December 31, 2007 and 2006, respectively. Due to the merger of MLAC with and into MetLife Insurance Company of Connecticut, the 2006 statutory net income balance was adjusted.

     Statutory net loss of MLI-USA, a Delaware domiciled insurer, was $1.1 billion, $116 million and $227 million for the years ended December 31, 2007, 2006 and 2005, respectively. Statutory capital and surplus, as filed with the Delaware Insurance Department, was $584 million and $575 million at December 31, 2007 and 2006, respectively.

  DIVIDEND RESTRICTIONS

     Under Connecticut State Insurance Law, MetLife Insurance Company of Connecticut is permitted, without prior insurance regulatory clearance, to pay shareholder dividends to its parent as long as the amount of such dividends, when aggregated with all other dividends in the preceding 12 months, does not exceed the greater of: (i) 10% of its surplus to policyholders as of the end of the immediately preceding calendar year; or (ii) its statutory net gain from operations for the immediately preceding calendar year. MetLife Insurance Company of Connecticut will be permitted to pay a cash dividend in excess of the greater of such two amounts only if it files notice of its declaration of such a dividend and the amount thereof with the Connecticut Commissioner of Insurance ("Connecticut Commissioner") and the Connecticut Commissioner does not disapprove the payment within 30 days after notice. In addition, any dividend that exceeds earned surplus (unassigned funds, reduced by 25% of unrealized appreciation in value or revaluation of assets or unrealized profits on investments) as of the last filed annual statutory statement requires insurance regulatory approval. Under Connecticut State Insurance Law, the Connecticut Commissioner has broad discretion in determining whether the financial condition of a stock life insurance company would support the payment of such dividends to its shareholders. The Connecticut State Insurance Law requires prior approval for any dividends for a period of two years following a change in control. As a result of the Acquisition on July 1, 2005, under Connecticut State Insurance Law, all dividend payments by MetLife Insurance Company of Connecticut through June 30, 2007 required prior approval of the Connecticut Commissioner. In the third quarter of 2006, after receiving regulatory approval from the Connecticut Commissioner, MetLife Insurance Company of Connecticut paid a $917 million dividend. Of that amount,

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


$259 million was a return of capital. In the fourth quarter of 2007, MetLife Insurance Company of Connecticut paid a dividend of $690 million. Of that amount, $404 million was a return of capital as approved by the insurance regulator. During 2008, MetLife Insurance Company of Connecticut is permitted to pay, without regulatory approval, a dividend of $1,026 million.

     Under Delaware State Insurance Law, MLI-USA is permitted, without prior insurance regulatory clearance, to pay a stockholder dividend to its parent as long as the amount of the dividend when aggregated with all other dividends in the preceding 12 months does not exceed the greater of: (i) 10% of its surplus to policyholders as of the end of the immediately preceding calendar year; or
(ii) its statutory net gain from operations for the immediately preceding calendar year (excluding realized capital gains). MLI-USA will be permitted to pay a cash dividend to MetLife Insurance Company of Connecticut in excess of the greater of such two amounts only if it files notice of the declaration of such a dividend and the amount thereof with the Delaware Commissioner of Insurance ("Delaware Commissioner") and the Delaware Commissioner does not disapprove the distribution within 30 days of its filing. In addition, any dividend that exceeds earned surplus (defined as unassigned funds) as of the last filed annual statutory statement requires insurance regulatory approval. Under Delaware State Insurance Law, the Delaware Commissioner has broad discretion in determining whether the financial condition of a stock life insurance company would support the payment of such dividends to its stockholders. MLI-USA did not pay dividends for the years ended December 31, 2007 and 2006. Because MLI-USA's statutory unassigned funds surplus is negative, MLI-USA cannot pay any dividends without prior approval of the Delaware Commissioner in 2008.

OTHER COMPREHENSIVE INCOME (LOSS)

     The following table sets forth the reclassification adjustments required for the years ended December 31, 2007, 2006 and 2005 in other comprehensive income (loss) that are included as part of net income for the current year that have been reported as a part of other comprehensive income (loss) in the current or prior year:

                                                          YEARS ENDED DECEMBER 31,
                                                  ---------------------------------------
                                                  (AS RESTATED,
                                                   SEE NOTE 20)
                                                  -------------   -------------   -------
                                                       2007            2006         2005
                                                  -------------   -------------   -------
                                                                  (IN MILLIONS)
  Holding gains (losses) on investments arising
    during the year.............................      $(358)          $(434)      $(1,148)
  Income tax effect of holding gains (losses)...        122             147           402
  Reclassification adjustments:
    Recognized holding (gains) losses included
       in current year income...................        260             487           295
    Amortization of premiums and accretion of
       discounts associated with investments....         --              60            96
    Income tax effect...........................        (88)           (186)         (137)
  Allocation of holding gains on investments
    relating to other policyholder amounts......         27              42            71
  Income tax effect of allocation of holding
    gains to other policyholder amounts.........        (10)            (14)          (25)
                                                      -----           -----       -------
  Net unrealized investment gains (losses)......        (47)            102          (446)
                                                      -----           -----       -------
  Foreign currency translation adjustment.......         12              (2)            2
                                                      -----           -----       -------
  Other comprehensive income (loss).............      $ (35)          $ 100       $  (444)
                                                      =====           =====       =======


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

15.  OTHER EXPENSES

     Information on other expenses is as follows:

                                                         YEARS ENDED DECEMBER 31,
                                                      ------------------------------
                                                      (AS RESTATED,
                                                       SEE NOTE 20)
                                                      -------------   ------   -----
                                                           2007        2006     2005
                                                      -------------   ------   -----
                                                               (IN MILLIONS)
  Compensation......................................      $  125      $  134   $ 106
  Commissions.......................................         633         712     931
  Interest and debt issue costs.....................          35          31      25
  Amortization of DAC and VOBA......................         740         488     288
  Capitalization of DAC.............................        (682)       (721)   (886)
  Rent, net of sublease income......................           5          11       7
  Minority interest.................................          --          26       1
  Insurance tax.....................................          44          42      10
  Other.............................................         546         450     196
                                                          ------      ------   -----
    Total other expenses............................      $1,446      $1,173   $ 678
                                                          ======      ======   =====



     See Notes 9, 10 and 19 for discussion of affiliated expenses included in the table above.

16.  BUSINESS SEGMENT INFORMATION

     The Company has two operating segments, Individual and Institutional, as well as Corporate & Other. These segments are managed separately because they either provide different products and services, require different strategies or have different technology requirements.

     Individual offers a wide variety of protection and asset accumulation products, including life insurance, annuities and mutual funds. Institutional offers a broad range of group insurance and retirement & savings products and services, including group life insurance and other insurance products and services. Corporate & Other contains the excess capital not allocated to the business segments, various start-up entities and run-off business, the Company's ancillary international operations, interest expense related to the majority of the Company's outstanding debt, expenses associated with certain legal proceedings and the elimination of intersegment transactions.

     Economic capital is an internally developed risk capital model, the purpose of which is to measure the risk in the business and to provide a basis upon which capital is deployed. The economic capital model accounts for the unique and specific nature of the risks inherent in MetLife's businesses. As a part of the economic capital process, a portion of net investment income is credited to the segments based on the level of allocated equity.

     Set forth in the tables below is certain financial information with respect to the Company's segments, as well as Corporate & Other, for the years ended December 31, 2007, 2006 and 2005. The accounting policies of the segments are the same as those of the Company, except for the method of capital allocation and the accounting for gains (losses) from intercompany sales, which are eliminated in consolidation. Subsequent to the Acquisition Date, the Company allocates equity to each segment based upon the economic capital model used by MetLife that allows MetLife and the Company to effectively manage their capital. The Company evaluates the performance of each segment based upon net income excluding net investment gains (losses), net of income tax, and adjustments related to net investment gains (losses), net of income tax.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

FOR THE YEAR ENDED                                                         CORPORATE &
DECEMBER 31, 2007                             INDIVIDUAL   INSTITUTIONAL      OTHER        TOTAL
------------------                            ----------   -------------   -----------   --------
                                                           (AS RESTATED, SEE NOTE 20)
                                                                 (IN MILLIONS)
STATEMENT OF INCOME:
Premiums....................................    $   295       $    34        $    24     $    353
Universal life and investment-type product
  policy fees...............................      1,370            39              2        1,411
Net investment income.......................      1,090         1,510            293        2,893
Other revenues..............................        237            14             --          251
Net investment gains (losses)...............        116          (263)             5         (142)
Policyholder benefits and claims............        479           466             33          978
Interest credited to policyholder account
  balances..................................        661           638             --        1,299
Other expenses..............................      1,329            50             67        1,446
                                                -------       -------        -------     --------
Income from continuing operations before
  provision for income tax..................        639           180            224        1,043
Provision for income tax....................        227            60             16          303
                                                -------       -------        -------     --------
Income from continuing operations...........        412           120            208          740
Income from discontinued operations, net of
  income tax................................         --             4             --            4
                                                -------       -------        -------     --------
Net income..................................    $   412       $   124        $   208     $    744
                                                =======       =======        =======     ========
BALANCE SHEET:
Total assets................................    $82,214       $35,154        $11,193     $128,561
DAC and VOBA................................    $ 4,930       $    16        $     2     $  4,948
Goodwill....................................    $   234       $   312        $   407     $    953
Separate account assets.....................    $51,398       $ 2,469        $    --     $ 53,867
Policyholder liabilities....................    $24,122       $26,113        $ 4,933     $ 55,168
Separate account liabilities................    $51,398       $ 2,469        $    --     $ 53,867

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

FOR THE YEAR ENDED                                                         CORPORATE &
DECEMBER 31, 2006                             INDIVIDUAL   INSTITUTIONAL      OTHER        TOTAL
------------------                            ----------   -------------   -----------   --------
                                                                 (IN MILLIONS)
STATEMENT OF INCOME:
Premiums....................................    $   218       $    65        $    25     $    308
Universal life and investment- type product
  policy fees...............................      1,244            24             --        1,268
Net investment income.......................        985         1,449            405        2,839
Other revenues..............................        195            15              2          212
Net investment gains (losses)...............       (194)         (282)           (45)        (521)
Policyholder benefits and claims............        315           450             27          792
Interest credited to policyholder account
  balances..................................        669           647             --        1,316
Other expenses..............................      1,045            16            112        1,173
                                                -------       -------        -------     --------
Income from continuing operations before
  provision for income tax..................        419           158            248          825
Provision for income tax....................        145            55             28          228
                                                -------       -------        -------     --------
Net income..................................    $   274       $   103        $   220     $    597
                                                =======       =======        =======     ========
BALANCE SHEET:
Total assets................................    $76,897       $35,982        $11,208     $124,087
DAC and VOBA................................    $ 4,946       $   165        $    --     $  5,111
Goodwill....................................    $   234       $   312        $   407     $    953
Separate account assets.....................    $47,566       $ 2,501        $    --     $ 50,067
Policyholder liabilities....................    $24,429       $27,391        $ 4,446     $ 56,266
Separate account liabilities................    $47,566       $ 2,501        $    --     $ 50,067



FOR THE YEAR ENDED                                                        CORPORATE &
DECEMBER 31, 2005(1)                         INDIVIDUAL   INSTITUTIONAL      OTHER       TOTAL
--------------------                         ----------   -------------   -----------   ------
                                                               (IN MILLIONS)
STATEMENT OF INCOME:
Premiums...................................     $ 152          $116           $ 13      $  281
Universal life and investment-type product
  policy fees..............................       845            17             --         862
Net investment income......................       530           712            196       1,438
Other revenues.............................       121            10              1         132
Net investment gains (losses)..............      (113)          (87)             2        (198)
Policyholder benefits and claims...........       224           324             22         570
Interest credited to policyholder account
  balances.................................       417           303             --         720
Other expenses.............................       640            30              8         678
                                                -----          ----           ----      ------
Income from continuing operations before
  provision for income tax.................       254           111            182         547
Provision for income tax...................        53            38             65         156
                                                -----          ----           ----      ------
Net income.................................     $ 201          $ 73           $117      $  391
                                                =====          ====           ====      ======



--------

(1) Includes six months of results for MetLife Insurance Company of Connecticut and its subsidiaries and twelve months of results for MLI-USA.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     Net investment income and net investment gains (losses) are based upon the actual results of each segment's specifically identifiable asset portfolio adjusted for allocated equity. Other costs are allocated to each of the segments based upon: (i) a review of the nature of such costs; (ii) time studies analyzing the amount of employee compensation costs incurred by each segment; and (iii) cost estimates included in the Company's product pricing.

     Revenues derived from any customer did not exceed 10% of consolidated revenues for the years ended December 31, 2007, 2006 and 2005. Substantially all of the Company's revenues originated in the United States.

17.  DISCONTINUED OPERATIONS

     The Company actively manages its real estate portfolio with the objective of maximizing earnings through selective acquisitions and dispositions. Income related to real estate classified as held-for-sale or sold is presented in discontinued operations. These assets are carried at the lower of depreciated cost or fair value less expected disposition costs.

     In the Institutional segment, the Company had net investment income of $1 million, net investment gains of $5 million and income tax of $2 million related to discontinued operations resulting in income from discontinued operations of $4 million, net of income tax, for the year ended December 31, 2007. The Company had $1 million of investment income and $1 million of investment expense resulting in no change to net investment income for the year ended December 31, 2006. The Company did not have investment income or expense related to discontinued operations for the year ended December 31, 2005.

     There was no carrying value of real estate related to discontinued operations at December 31, 2007. The carrying value of real estate related to discontinued operations was $7 million at December 31, 2006.

18.  FAIR VALUE INFORMATION

     The estimated fair value of financial instruments have been determined by using available market information and the valuation methodologies described below. Considerable judgment is often required in interpreting market data to develop estimates of fair value. Accordingly, the estimates presented herein may not necessarily be indicative of amounts that could be realized in a current market exchange. The use of different assumptions or valuation methodologies may have a material effect on the estimated fair value amounts. The implementation of SFAS 157 may impact the fair value assumptions and methodologies associated with the valuation of assets and liabilities. See also Note 1 regarding the adoption of SFAS 157.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

Amounts related to the Company's financial instruments are as follows:

DECEMBER 31, 2007                                  NOTIONAL   CARRYING    ESTIMATED
(AS RESTATED, SEE NOTE 20)                          AMOUNT      VALUE    FAIR VALUE
                                                   --------   --------   ----------
                                                             (IN MILLIONS)
Assets:
  Fixed maturity securities......................              $45,671     $45,671
  Equity securities..............................              $   952     $   952
  Mortgage and consumer loans....................              $ 4,404     $ 4,407
  Policy loans...................................              $   913     $   913
  Short-term investments.........................              $ 1,335     $ 1,335
  Cash and cash equivalents......................              $ 1,774     $ 1,774
  Accrued investment income......................              $   637     $   637
  Mortgage loan commitments......................    $626      $    --     $   (11)
  Commitments to fund bank credit facilities and
     private corporate bond investments..........    $488      $    --     $   (31)
Liabilities:
  Policyholder account balances..................              $28,056     $27,651
  Long-term debt -- affiliated...................              $   635     $   609
  Payables for collateral under securities loaned
     and other transactions......................              $10,471     $10,471



                                                   NOTIONAL   CARRYING    ESTIMATED
DECEMBER 31, 2006                                   AMOUNT      VALUE    FAIR VALUE
                                                   --------   --------   ----------
                                                             (IN MILLIONS)
Assets:
  Fixed maturity securities......................              $47,846     $47,846
  Equity securities..............................              $   795     $   795
  Mortgage and consumer loans....................              $ 3,595     $ 3,547
  Policy loans...................................              $   918     $   918
  Short-term investments.........................              $   777     $   777
  Cash and cash equivalents......................              $   649     $   649
  Accrued investment income......................              $   597     $   597
  Mortgage loan commitments......................    $665      $    --     $     1
  Commitments to fund bank credit facilities and
     private corporate bond investments..........    $173      $    --     $    --
Liabilities:
  Policyholder account balances..................              $29,780     $28,028
  Long-term debt -- affiliated...................              $   435     $   425
  Payables for collateral under securities loaned
     and other transactions......................              $ 9,155     $ 9,155

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     The methods and assumptions used to estimate the fair value of financial instruments are summarized as follows:

  FIXED MATURITY SECURITIES AND EQUITY SECURITIES

     The fair values of publicly held fixed maturity securities and publicly held equity securities are based on quoted market prices or estimates from independent pricing services. However, in cases where quoted market prices are not available, such as for private fixed maturity securities, fair values are estimated using present value or valuation techniques. The determination of fair values is based on: (i) valuation methodologies; (ii) securities the Company deems to be comparable; and (iii) assumptions deemed appropriate given the circumstances. The fair value estimates are based on available market information and judgments about financial instruments, including estimates of the timing and amounts of expected future cash flows and the credit standing of the issuer or counterparty. Factors considered in estimating fair value include; coupon rate, maturity, estimated duration, call provisions, sinking fund requirements, credit rating, industry sector of the issuer, and quoted market prices of comparable securities.

  MORTGAGE AND CONSUMER LOANS, MORTGAGE LOAN COMMITMENTS, COMMITMENTS TO FUND BANK CREDIT FACILITIES, AND PRIVATE CORPORATE BOND INVESTMENTS

     Fair values for mortgage and consumer loans are estimated by discounting expected future cash flows, using current interest rates for similar loans with similar credit risk. For mortgage loan commitments, commitments to fund bank credit facilities, and private corporate bond investments the estimated fair value is the net premium or discount of the commitments.

  POLICY LOANS

     The carrying values for policy loans approximate fair value.

  CASH AND CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

     The carrying values for cash and cash equivalents and short-term investments approximate fair values due to the short-term maturities of these instruments.

  ACCRUED INVESTMENT INCOME

     The carrying value for accrued investment income approximates fair value.

  POLICYHOLDER ACCOUNT BALANCES

     The fair value of policyholder account balances which have final contractual maturities are estimated by discounting expected future cash flows based upon interest rates currently being offered for similar contracts with maturities consistent with those remaining for the agreements being valued. The fair value of policyholder account balances without final contractual maturities are assumed to equal their current net surrender value.

  LONG-TERM DEBT -- AFFILIATED

     The fair values of long-term debt are determined by discounting expected future cash flows using risk rates currently available for debt with similar terms and remaining maturities.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

  PAYABLES FOR COLLATERAL UNDER SECURITIES LOANED AND OTHER TRANSACTIONS

     The carrying value for payables for collateral under securities loaned and other transactions approximate fair value.

  DERIVATIVE FINANCIAL INSTRUMENTS

     The fair value of derivative financial instruments, including financial futures, financial forwards, interest rate, credit default and foreign currency swaps, foreign currency forwards, caps, floors, and options are based upon quotations obtained from dealers or other reliable sources. See Note 5 for derivative fair value disclosures.

19.  RELATED PARTY TRANSACTIONS

  SERVICE AGREEMENTS

     The Company has entered into a Master Service Agreement with MLIC, which provides administrative, accounting, legal and similar services to the Company. MLIC charged the Company $170 million, $93 million and $15 million, included in other expenses, for services performed under the Master Service Agreement for the years ended December 31, 2007, 2006 and 2005, respectively.

     The Company has entered into a Service Agreement with MetLife Group, under which MetLife Group provides personnel services, as needed, to support the activities of the Company. MetLife Group charged the Company $107 million, $154 million and $49 million, included in other expenses, for services performed under the Service Agreement for the years ended December 31, 2007, 2006 and 2005, respectively.

     The Company has entered into various additional agreements with other affiliates for services necessary to conduct its activities. Typical services provided under these additional agreements include management, policy administrative functions and distribution services. Expenses and fees incurred with affiliates related to these agreements, recorded in other expenses, were $198 million, $190 million and $48 million for the years ended December 31, 2007, 2006 and 2005, respectively.

     In 2005, the Company entered into Broker-Dealer Wholesale Sales Agreements with several affiliates ("Distributors"), in which the Distributors agree to sell, on the Company's behalf, fixed rate insurance products through authorized retailers. The Company agrees to compensate the Distributors for the sale and servicing of such insurance products in accordance with the terms of the agreements. The Distributors charged the Company $89 million and $65 million, included in other expenses, for the years ended December 31, 2007 and 2006, respectively. The Company did not incur any such expenses for the year ended December 31, 2005.

     The Company had net payables to affiliates of $27 million and $9 million at December 31, 2007 and 2006, respectively, related to the expenses discussed above. These payables exclude affiliated reinsurance expenses discussed in Note 9.

     See Notes 4, 8, 9 and 10 for additional related party transactions.

20.  RESTATEMENT

     The Company identified a miscalculation of the foreign exchange adjustment related to the accrued interest credited liability (included within policyholder account balances) on its foreign denominated issuances under its GIC program. This miscalculation resulted in an overstatement of the foreign currency exchange loss on accrued interest credited payable and an understatement of net income. In addition, the Company recognized that its assessment of the functional currency of its operations in Ireland was not in accordance with the applicable accounting principles. Accordingly, the Company restated its consolidated financial statements for the year ended December 31, 2007 and the quarter ended September 30, 2007 to properly reflect the accrued interest credited

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


liability on its foreign denominated GICs and to properly reflect the functional currency of its operations in Ireland as of the respective date. As a result of the foregoing, the Company's net income for the year ended December 31, 2007 and the quarter ended September 30, 2007 increased by $49 million and $36 million, respectively.

     A summary of the effects of these restatements on the Company's consolidated financial statements is as set forth in the table below. See also
Note 22, Quarterly Results of Operations (Unaudited).

                                                   SEPTEMBER 30, 2007           DECEMBER 31, 2007
                                               --------------------------  --------------------------
                                               AS PREVIOUSLY               AS PREVIOUSLY
                                                  REPORTED    AS RESTATED     REPORTED    AS RESTATED
                                               -------------  -----------  -------------  -----------
                                                                     (IN MILLIONS)
ASSETS:
          Current income tax recoverable.....     $    148      $    133      $     91      $     72
          Deferred income tax assets.........     $  1,050      $  1,049      $    848      $    846
          Total assets.......................     $130,928      $130,912      $128,582      $128,561

LIABILITIES:
          Policyholder account balances......     $ 34,233      $ 34,189      $ 33,871      $ 33,815
          Total liabilities..................     $123,951      $123,907      $121,269      $121,213

STOCKHOLDERS' EQUITY:
          Retained earnings..................     $    645      $    681      $    843      $    892
          Accumulated other comprehensive
            income (loss)....................     $   (473)     $   (481)     $   (335)     $   (349)
          Total stockholders' equity.........     $  6,977      $  7,005      $  7,313      $  7,348
          Total liabilities and stockholders'
            equity...........................     $130,928      $130,912      $128,582      $128,561



                                            FOR THE THREE MONTHS ENDED        FOR THE YEAR ENDED
                                                SEPTEMBER 30, 2007            DECEMBER 31, 2007
                                           ---------------------------   ---------------------------
                                           AS PREVIOUSLY                 AS PREVIOUSLY
                                              REPORTED     AS RESTATED      REPORTED     AS RESTATED
                                           -------------   -----------   -------------   -----------
                                                                  (IN MILLIONS)
REVENUES:
  Net investment gains (losses)..........      $  (90)        $  (48)        $ (198)        $ (142)
  Total revenues.........................      $1,136         $1,178         $4,710         $4,766

EXPENSES:
  Interest credited to policyholder
     account balances....................      $  327         $  325         $1,304         $1,299
  Other expenses.........................      $  327         $  319         $1,455         $1,446
  Total expenses.........................      $  910         $  900         $3,737         $3,723

Income from continuing operations before
  provision for income tax...............      $  226         $  278         $  973         $1,043
Provision for income tax.................      $   72         $   88         $  282         $  303
Income from continuing operations........      $  154         $  190         $  691         $  740
Net income...............................      $  154         $  190         $  695         $  744

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

                                                                  FOR THE YEAR ENDED
                                                                  DECEMBER 31, 2007
                                                             ---------------------------
                                                             AS PREVIOUSLY
                                                                REPORTED     AS RESTATED
                                                             -------------   -----------
                                                                    (IN MILLIONS)
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income...............................................      $  695         $  744
  Losses from sales of investments and businesses, net.....      $  201         $  145
  Interest credited to policyholder account balances.......      $1,304         $1,299
  Change in income tax payable.............................      $  287         $  308
  Change in other assets...................................      $  690         $  681


21.  SUBSEQUENT EVENT

     In October 2008, the Company received advances totaling $300 million from the Federal Home Loan Bank of Boston, which will be included in debt.

     In April 2008, MICC issued a surplus note with a face amount of $750 million and a discount of $7 million ($743 million) to MetLife Capital Trust X, an affiliate, with an interest rate of 8.595%.

22.  QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

     The unaudited quarterly results of operations for 2007 and 2006 are summarized in the table below:

                                                           THREE MONTHS ENDED
                                          ---------------------------------------------------
                                                                  (AS RESTATED, SEE NOTE 20)
                                                                 ----------------------------
                                          MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,
                                          ---------   --------   -------------   ------------
                                                             (IN MILLIONS)
  2007
  Total revenues........................    $1,097     $1,143        $1,178         $1,348
  Total expenses........................    $  903     $  885        $  900         $1,035
  Income from continuing operations.....    $  152     $  187        $  190         $  211
  Income from discontinued operations,
    net of income tax...................    $    4         --            --         $   --
  Net income............................    $  156     $  187        $  190         $  211



                                                           THREE MONTHS ENDED
                                          ---------------------------------------------------
                                          MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,
                                          ---------   --------   -------------   ------------
                                                             (IN MILLIONS)
  2006
  Total revenues........................    $1,006     $1,068        $1,057          $975
  Total expenses........................    $  830     $  796        $  770          $885
  Income from continuing operations.....    $  127     $  191        $  207          $ 72
  Income from discontinued operations,
    net of income tax...................        --         --            --            --
  Net income............................    $  127     $  191        $  207          $ 72

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                                   SCHEDULE I

                     CONSOLIDATED SUMMARY OF INVESTMENTS --
                    OTHER THAN INVESTMENTS IN RELATED PARTIES
                                DECEMBER 31, 2007
                                  (IN MILLIONS)

                                                                                     AMOUNT AT
                                                      COST OR         ESTIMATED   WHICH SHOWN ON
                                                AMORTIZED COST (1)   FAIR VALUE    BALANCE SHEET
TYPE OF INVESTMENTS                             ------------------   ----------   --------------
Fixed Maturity Securities:
  Bonds:
     U.S. Treasury/agency securities..........        $ 3,976          $ 4,091        $ 4,091
     State and political subdivision
       securities.............................            611              575            575
     Foreign government securities............            635              688            688
     Public utilities.........................          2,546            2,500          2,500
     All other corporate bonds................         19,661           19,242         19,242
  Mortgage-backed and asset-backed
     securities...............................         17,332           17,207         17,207
  Redeemable preferred stock..................          1,503            1,368          1,368
                                                      -------          -------        -------
     Total fixed maturity securities..........         46,264           45,671         45,671
                                                      -------          -------        -------
Equity Securities:
  Common stock:
     Banks, trust and insurance companies.....              1                1              1
     Industrial, miscellaneous and all other..            214              216            216
  Non-redeemable preferred stock..............            777              735            735
                                                      -------          -------        -------
     Total equity securities..................            992              952            952
                                                      -------          -------        -------
Mortgage and consumer loans...................          4,404                           4,404
Policy loans..................................            913                             913
Real estate and real estate joint ventures....            541                             541
Other limited partnership interests...........          1,130                           1,130
Short-term investments........................          1,335                           1,335
Other invested assets.........................          1,445                           1,445
                                                      -------                         -------
       Total investments......................        $57,024                         $56,391
                                                      =======                         =======



--------

(1) Cost or amortized cost for fixed maturity securities and mortgage and consumer loans represents original cost reduced by repayments, net valuation allowances and writedowns from other-than-temporary declines in value and adjusted for amortization of premiums or discounts; for equity securities, cost represents original cost reduced by writedowns from other-than-temporary declines in value; for real estate, cost represents original cost reduced by writedowns and adjusted for valuation allowances and depreciation; cost for real estate joint ventures and other limited partnership interests represents original cost reduced for other-than-temporary impairments or original cost adjusted for equity in earnings and distributions.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                                  SCHEDULE III

                CONSOLIDATED SUPPLEMENTARY INSURANCE INFORMATION
                        DECEMBER 31, 2007, 2006 AND 2005
                                  (IN MILLIONS)

                                             DAC       FUTURE POLICY     POLICYHOLDER
                                             AND    BENEFITS AND OTHER      ACCOUNT       UNEARNED
SEGMENT                                     VOBA    POLICYHOLDER FUNDS     BALANCES     REVENUE (1)
-------                                    ------   ------------------   ------------   -----------
2007 (As Restated, See Note 20)
Individual...............................  $4,930         $ 4,022           $20,100         $342
Institutional............................      16          12,570            13,543           --
Corporate & Other........................       2           4,761               172            1
                                           ------         -------           -------         ----
                                           $4,948         $21,353           $33,815         $343
                                           ======         =======           =======         ====
2006
Individual...............................  $4,946         $ 3,769           $20,660         $260
Institutional............................     165          12,895            14,496            3
Corporate & Other........................      --           4,503               (57)          --
                                           ------         -------           -------         ----
                                           $5,111         $21,167           $35,099         $263
                                           ======         =======           =======         ====
2005
Individual...............................  $4,753         $ 3,452           $21,403         $141
Institutional............................     161          11,880            16,460            1
Corporate & Other........................      --           4,305               (23)          --
                                           ------         -------           -------         ----
                                           $4,914         $19,637           $37,840         $142
                                           ======         =======           =======         ====



--------

   (1) Amounts are included within the future policy benefits and other policyholder funds column.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                           SCHEDULE III -- (CONTINUED)

                CONSOLIDATED SUPPLEMENTARY INSURANCE INFORMATION
                        DECEMBER 31, 2007, 2006 AND 2005
                                  (IN MILLIONS)

                                                                          AMORTIZATION OF
                               PREMIUM         NET        POLICYHOLDER      DAC AND VOBA       OTHER
                             REVENUE AND   INVESTMENT     BENEFITS AND       CHARGED TO      OPERATING   PREMIUMS WRITTEN
SEGMENT                    POLICY CHARGES    INCOME    INTEREST CREDITED   OTHER EXPENSES  EXPENSES (1)  (EXCLUDING LIFE)
-------                    --------------  ----------  -----------------  ---------------  ------------  ----------------
2007 (As Restated,
  See Note 20)
Individual...............      $1,665        $1,090          $1,140             $717           $612             $--
Institutional............          73         1,510           1,104               23             27               7
Corporate & Other........          26           293              33               --             67              25
                               ------        ------          ------             ----           ----             ---
                               $1,764        $2,893          $2,277             $740           $706             $32
                               ======        ======          ======             ====           ====             ===
2006
Individual...............      $1,462        $  985          $  984             $481           $564             $--
Institutional............          89         1,449           1,097                6             10               9
Corporate & Other........          25           405              27                1            111              25
                               ------        ------          ------             ----           ----             ---
                               $1,576        $2,839          $2,108             $488           $685             $34
                               ======        ======          ======             ====           ====             ===
2005 (2)
Individual...............      $  997        $  530          $  641             $287           $353             $--
Institutional............         133           712             627                1             29               9
Corporate & Other........          13           196              22               --              8              13
                               ------        ------          ------             ----           ----             ---
                               $1,143        $1,438          $1,290             $288           $390             $22
                               ======        ======          ======             ====           ====             ===



--------

   (1) Includes other expenses excluding amortization of DAC and VOBA charged to other expenses.

   (2) Includes six months of results for MetLife Insurance Company of Connecticut and twelve months of results for MLI-USA.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                                   SCHEDULE IV

                            CONSOLIDATED REINSURANCE
                        DECEMBER 31, 2007, 2006 AND 2005

                                  (IN MILLIONS)

                                                                                       % AMOUNT
                                                                                        ASSUMED
                                      GROSS AMOUNT     CEDED    ASSUMED   NET AMOUNT    TO NET
                                      ------------   --------   -------   ----------   --------
2007
Life insurance in-force.............    $189,630     $152,943   $13,934     $50,621      27.5%
                                        ========     ========   =======     =======
Insurance premium
Life insurance......................    $    384     $     82   $    17     $   319       5.3%
Accident and health.................         270          236        --          34        --%
                                        --------     --------   -------     -------
  Total insurance premium...........    $    654     $    318   $    17     $   353       4.8%
                                        ========     ========   =======     =======




                                                                                       % AMOUNT
                                                                                        ASSUMED
                                      GROSS AMOUNT     CEDED    ASSUMED   NET AMOUNT    TO NET
                                      ------------   --------   -------   ----------   --------
2006
Life insurance in-force.............    $153,390     $119,281   $14,374     $48,483      29.6%
                                        ========     ========   =======     =======
Insurance premium
Life insurance......................    $    323     $     72   $    21     $   272       7.7%
Accident and health.................         276          240        --          36        --%
                                        --------     --------   -------     -------
  Total insurance premium...........    $    599     $    312   $    21     $   308       6.8%
                                        ========     ========   =======     =======




                                                                                      % AMOUNT
                                                                                       ASSUMED
                                      GROSS AMOUNT    CEDED    ASSUMED   NET AMOUNT    TO NET
                                      ------------   -------   -------   ----------   --------
2005 (1)
Life insurance in-force.............    $126,362     $93,686   $16,921     $49,597      34.1%
                                        ========     =======   =======     =======
Insurance premium
Life insurance......................    $    269     $    45   $    38     $   262      14.5%
Accident and health.................         144         125        --          19        --%
                                        --------     -------   -------     -------
  Total insurance premium...........    $    413     $   170   $    38     $   281      13.5%
                                        ========     =======   =======     =======



     For the year ended December 31, 2007, reinsurance ceded and assumed included affiliated transactions of $32 million and $17 million, respectively. For the year ended December 31, 2006, both reinsurance ceded and assumed included affiliated transactions of $21 million. For the year ended December 31, 2005, reinsurance ceded and assumed included affiliated transactions of $12 million and $38 million, respectively.

--------

(1) Includes six months of results for MetLife Insurance Company of Connecticut and twelve months of results for MLI-USA.

                                   VINTAGE II
                             VINTAGE II (SERIES II)

                       STATEMENT OF ADDITIONAL INFORMATION

                                      DATED

                                DECEMBER 7, 2007

                                       FOR

            METLIFE OF CT SEPARATE ACCOUNT TEN FOR VARIABLE ANNUITIES

                                    ISSUED BY

                    METLIFE INSURANCE COMPANY OF CONNECTICUT

This Statement of Additional Information ("SAI") contains information in addition to the information described in the Prospectus for the variable annuity contracts (the "Contracts") offered by MetLife Insurance Company of Connecticut (the "Company", "we" or "our"). Effective December 7, 2007, Contracts formerly issued by MetLife Life and Annuity Company of Connecticut ("MLAC") have become Contracts of the Company as a result of the merger of MLAC with and into the Company with the Company as the surviving company.

This SAI is not a prospectus but relates to, and should be read in conjunction with the Prospectus dated April 30, 2007, as supplemented on December 7, 2007. A copy of the Individual Variable Annuity Contract Prospectus may be obtained by writing to MetLife Insurance Company of Connecticut, Annuity Investor Services, One Cityplace, Hartford, Connecticut 06103-3415 or by accessing the Securities and Exchange Commission's website at http://www.sec.gov.

                                TABLE OF CONTENTS

                                                                                   ITEM
                                                                                   ----
THE INSURANCE COMPANY...........................................................      2

PRINCIPAL UNDERWRITER...........................................................      2

DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT...............................      2

VALUATION OF ASSETS.............................................................      4

FEDERAL TAX CONSIDERATIONS......................................................      5

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM...................................      9

CONDENSED FINANCIAL INFORMATION.................................................     10

FINANCIAL STATEMENTS............................................................      1

                              THE INSURANCE COMPANY

MetLife Insurance Company of Connecticut is a stock insurance company chartered in 1863 in Connecticut and continuously engaged in the insurance business since that time. The Company is licensed to conduct life insurance business in all states of the United States, the District of Columbia, Puerto Rico, Guam, the U.S. and British Virgin Islands and the Bahamas. The Company is a wholly-owned subsidiary of MetLife, Inc., a publicly traded company. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and institutional customers. The Company's Home Office is located at One Cityplace, Hartford, Connecticut 06103-3415.

Before December 7, 2007, all Contracts were issued by MLAC, a stock life insurance company chartered in 1973 in Connecticut. On December 7, 2007, MLAC, an indirect wholly-owned subsidiary of MetLife, Inc. and a direct wholly-owned subsidiary of the Company, merged with and into the Company. Upon consummation of the merger, MLAC's separate corporate existence ceased by operation of law, and the Company assumed legal ownership of all of the assets of MLAC, including the Separate Account and its assets. As a result of the merger, the Company also has become responsible for all of the MLAC's liabilities and obligations, including those created under Contracts initially issued by MLAC and outstanding on the date of the merger. Such Contracts have thereby become variable contracts funded by a separate account of the Company, and each Owner thereof has become a contract owner of the Company.

STATE REGULATION. The Company is subject to the laws of the state of Connecticut governing insurance companies and to regulation by the Insurance Commissioner of the state of Connecticut (the "Commissioner"). An annual statement covering the operations of the Company for the preceding year, as well as its financial condition as of December 31 of such year, must be filed with the Commissioner in a prescribed format on or before March 1 of each year. The Company's books and assets are subject to review or examination by the Commissioner or his agents at all times, and a full examination of its operations is conducted at least once every four years.

The Company is also subject to the insurance laws and regulations of all other states in which it is licensed to operate. However, the insurance departments of each of these states generally apply the laws of the home state (jurisdiction of domicile) in determining the field of permissible investments.

THE SEPARATE ACCOUNT. MetLife of CT Separate Account Ten for Variable Annuities (the "Separate Account") meets the definition of a separate account under the federal securities laws, and complies with the provisions of the 1940 Act. Additionally, the operations of the Separate Account are subject to the provisions of Section 38a-433 of the Connecticut General Statutes, which authorizes the Commissioner to adopt regulations under it. Section 38a-433 contains no restrictions on the investments of the Separate Account, and the Commissioner has adopted no regulations under the Section that affect the Separate Account. The Company holds title to the assets of the Separate Account. The assets are kept physically segregated and are held separate and apart from the Company's general corporate assets. Records are maintained of all purchases and redemptions of the Underlying Funds held in each of the Variable Funding Options.

                              PRINCIPAL UNDERWRITER

MetLife Investors Distribution Company ("MLIDC") serves as principal underwriter for the Separate Account and the Contracts. The offering is continuous. MLIDC's principal executive offices are located at 5 Park Plaza, Suite 1900, Irvine, CA 92614. MLIDC is affiliated with the Company and the Separate Account.

                DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT

Information about the distribution of the Contracts is contained in the prospectus (see "Other Information -- Distribution of the Variable Annuity Contracts"). Additional information is provided below.

Under the terms of the Distribution and Principal Underwriting Agreement among the Separate Account, MLIDC and the Company, MLIDC acts as agent for the distribution of the Contracts and as principal underwriter for the Contracts. The Company reimburses MLIDC for certain sales and overhead expenses connected with sales functions.

The following table shows the amount of commissions paid to and the amount of commissions retained by the Distributor and Principal Underwriter over the past three years.

                            UNDERWRITING COMMISSIONS


                                                    UNDERWRITING COMMISSIONS PAID       AMOUNT OF UNDERWRITING
                                                      TO THE DISTRIBUTOR BY THE      COMMISSIONS RETAINED BY THE
YEAR                                                          COMPANY(+)                     DISTRIBUTOR
----                                                -----------------------------    ---------------------------
2006                                                         $ 62,664,479                         $0
                                                             ------------                         --
          2005                                               $ 90,942,874                         $0
                                                             ------------                         --
          2004                                               $104,087,148                         $0
                                                             ------------                         --



(+)MLAC merged with and into the Company on December 7, 2007. Underwriting commissions paid before that date were paid by MLAC.

The Company and MLIDC have also entered into preferred distribution arrangements with certain broker-dealer firms. These arrangements are sometimes called "shelf space" arrangements. Under these arrangements, the Company and MLIDC pay separate, additional compensation to the broker-dealer firms for services the broker-dealer firms provide in connection with the distribution of the Company's products. These services may include providing the Company with access to the distribution network of the broker-dealer firms, the hiring and training of the broker-dealer firms' sales personnel, the sponsoring of conferences and seminars by the broker-dealer firms, or general marketing services performed by the broker-dealer firms. The broker-dealer firms may also provide other services or incur other costs in connection with distributing the Company's products.

These preferred distribution arrangements will not be offered to all broker-dealer firms and the terms of such arrangements may differ between broker-dealer firms. Compensation payable under such arrangements may be based on aggregate, net or anticipated sales of the Contract, total assets attributable to sales of the Contract by registered representatives of the broker-dealer firms or based on the length of time that a Contract owner has owned the Contract. Any such compensation payable to a broker-dealer firm will be made by MLIDC or the Company out of their own assets and will not result in any additional direct charge to you. Such compensation may cause the broker-dealer firms and their registered representatives to favor the Company's products. The amount of additional compensation (non-commission amounts) paid to selected broker-dealer firms during 2006 ranged from $2,289 to $5,893,669. The amount of commissions paid to selected broker-dealer firms during 2006 ranged from $650,170 to $26,200,094. The amount of total compensation (includes non-commission as well as commission amounts) paid to selected broker-dealer firms during 2006 ranged from $652,459 to $32,093,763.

The following list sets forth the names of broker-dealer firms that have entered into preferred distribution arrangements with the Company and MLIDC under which the broker-dealer firms received additional compensation in 2006 in connection with the sale of our variable annuity contracts, variable life policies and other insurance products (including the Contracts). The broker-dealer firms are listed in alphabetical order:

Citicorp Investment Services
Citigroup Global Markets Inc. (d/b/a Smith Barney)
DWS Scudder Distributors, Inc.
Merrill Lynch, Pierce, Fenner & Smith, Incorporated
Morgan Stanley DW, Inc.
PFS Investments, Inc. (d/b/a Primerica)
Pioneer Funds Distributor, Inc.
Tower Square Securities, Inc.

There are other broker-dealer firms who receive compensation for servicing our contracts, and the account value of the contracts or the amount of added purchase payments received may be included in determining their additional compensation, if any.

REDUCTION OR ELIMINATION OF THE WITHDRAWAL CHARGE. We may reduce or eliminate the withdrawal charge under the Contract when certain sales or administration of the Contract result in savings or reduced expenses and/or risks. We will not reduce or eliminate the withdrawal charge where such reduction or elimination would be unfairly discriminatory to any person.

                               VALUATION OF ASSETS

FUNDING OPTIONS. The value of the assets of each Funding Option is determined at 4:00 p.m. eastern time on each business day, unless we need to close earlier due to an emergency. A business day is any day the New York Stock Exchange is open. It is expected that the Exchange will be closed on Saturdays and Sundays and on the observed holidays of New Year's Day, Martin Luther King, Jr. Day, President's Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day. Each security traded on a national securities exchange is valued at the last reported sale price on the business day. If there has been no sale on that day, then the value of the security is taken to be the mean between the reported bid and asked prices on the business day or on the basis of quotations received from a reputable broker or any other recognized source.

THE CONTRACT VALUE. The value of an Accumulation Unit on any business day is determined by multiplying the value on the preceding business day by the net investment factor for the valuation period just ended. The net investment factor is used to measure the investment performance of a Funding Option from one valuation period to the next. The net investment factor for a Funding Option for any valuation period is equal to the sum of 1.000000 plus the net investment rate (the gross investment rate less any applicable Funding Option deductions during the valuation period relating to the mortality and expense risk charge and the administrative expense charge). The gross investment rate of a Funding Option is equal to (a) minus (b), divided by (c) where:

        (a) = investment income plus capital gains and losses (whether realized or unrealized);

        (b)  = any deduction for applicable taxes (presently zero); and

        (c) = the value of the assets of the funding option at the beginning of the valuation period.

The gross investment rate may be either positive or negative. A Funding Option's investment income includes any distribution whose ex-dividend date occurs during the valuation period.

ACCUMULATION UNIT VALUE. The value of the Accumulation Unit for each Funding Option was initially established at $1.00. The value of an Accumulation Unit on any business day is determined by multiplying the value on the preceding business day by the net investment factor for the valuation period just ended. The net investment factor is calculated for each Funding Option and takes into account the investment performance, expenses and the deduction of certain expenses.

ANNUITY UNIT VALUE. The initial Annuity Unit value applicable to each Funding Option was established at $1.00. An Annuity Unit value as of any business day is equal to (a) the value of the Annuity Unit on the preceding business day, multiplied by (b) the corresponding net investment factor for the business day just ended, divided by (c) the assumed net investment factor for the valuation period. (For example, the assumed net investment factor based on an annual assumed net investment rate of 3.0% for a valuation period of one day is
1.000081 and, for a period of two days, is 1.000081 x 1.000081.)

CALCULATION OF MONEY MARKET YIELD

From time to time, we may quote in advertisements and sales literature the adjusted and unadjusted effective yield for a money market Subaccount for a 7-day period, as described below. On a Contract-specific basis, the effective yield is computed at each month-end according to the following formula:

        Effective Yield = ((Base Return + 1) to the power of (365 / 7)) - 1

Where:

Base Return = (AUV Change -- Contract Charge Adjustment) / Prior AUV.

AUV Change = Current AUV -- Prior AUV.

Contract Charge Adjustment = Average AUV * Period Charge.

Average AUV = (Current AUV + Prior AUV) / 2.

Period Charge = Annual Contract Fee * (7/365).

Prior AUV = Unit value as of 7 days prior.

Current AUV = Unit value as of the reporting period (last day of the month).

We may also quote the effective yield of a money market Subaccount for the same 7-day period, determined on an unadjusted basis (which does not deduct Contract-level charges), according to the same formula but where:

Base Return = AUV Change / Prior AUV

Because of the charges and deductions imposed under the Contract, the yield for the Subaccount will be lower than the yield for the corresponding Underlying Fund. The yields on amounts held in the Subaccount normally will fluctuate on a daily basis. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. The actual yield for the Subaccount is affected by changes in interest rates on money market securities, average portfolio maturity of the Underlying Fund, the types and qualities of portfolio securities held by the Underlying Fund, and the Underlying Fund's operating expenses. Yields on amounts held in the Subaccount may also be presented for periods other than a 7-day period.

                           FEDERAL TAX CONSIDERATIONS

The following description of the federal income tax consequences under this Contract is general in nature and is therefore not exhaustive and is not intended to cover all situations. Because of the complexity of the law and the fact that the tax results will vary according to the factual status of the individual involved, a person contemplating purchase of an annuity contract and by a Contract Owner or beneficiary who may make elections under a Contract should consult with a qualified tax or legal adviser.

MANDATORY DISTRIBUTIONS FOR QUALIFIED PLANS

Federal tax law requires that minimum annual distributions begin by April 1st of the calendar year following the later of calendar year in which a participant under a qualified plan or a Section 403(b) annuity attains age 70 1/2 or retires. Minimum annual distributions under an IRA must begin by April 1(st) of the calendar year in which the Contract Owner attains 70 1/2 regardless of when he or she retires. Distributions must also begin or be continued according to the minimum distribution rules under the Code following the death of the Contract Owner or the annuitant. You should note that the U.S. Treasury recently issued regulations clarifying the operation of the required minimum distribution rules.

NONQUALIFIED ANNUITY CONTRACTS

Individuals may purchase tax-deferred annuities without any contribution limits. The purchase payments receive no tax benefit, deduction or deferral, but taxes on the increases in the value of the contract are generally deferred until distribution and transfers between the various investment options are not subject to tax. Generally, if an annuity contract is owned by other than an individual (or an entity such as a trust or other "look-through" entity which owns for an individual's benefit), the owner will be taxed each year on the increase in the value of the contract. An exception applies for purchase payments made before March 1, 1986. The benefits of tax deferral of income earned under a non-qualified annuity should be compared with the relative federal tax rates on income from other types of investments (dividends and capital gains, taxable at 15% or less) relative to the ordinary income treatment received on annuity income and interest received on fixed instruments (notes, bonds, etc.).

If two or more annuity contracts are purchased from the same insurer within the same calendar year, such annuity contract will be aggregated for federal income tax purposes. As a result, distributions from any of them will be taxed based upon the amount of income in all of the same calendar year series of annuities. This will generally have the effect of causing taxes to be paid sooner on the deferred gain in the contracts.

Those receiving partial distributions made before the maturity date will generally be taxed on an income-first basis to the extent of income in the contract. If you are exchanging another annuity contract for this annuity, certain pre-August 14, 1982 deposits into an annuity contract that have been placed in the contract by means of a tax-deferred exchange under Section 1035 of the Code may be withdrawn first without income tax liability. This information on deposits must be provided to the Company by the other insurance company at the time of the exchange. There is income in the contract generally to the extent the cash value exceeds the investment in the contract. The investment in the contract is equal to the amount of premiums paid less any amount received previously which was excludable from gross income. Any direct or indirect borrowing against the value of the contract or pledging of the contract as security for a loan will be treated as a cash distribution under the tax law.

In order to be treated as an annuity contract for federal income tax purposes,
Section 72(s) of the Code requires any non-qualified contract to contain certain provisions specifying how your interest in the contract will be distributed in the event of the death of an owner of the contract. Specifically, Section 72(s) requires that (a) if an owner dies on or after the annuity starting date, but prior to the time the entire interest in the contract has been distributed, the entire interest in the contract will be distributed at least as rapidly as under the method of distribution being used as of the date of such owner's death; and
(b) if any owner dies prior to the annuity starting date, the entire interest in the contract will be distributed within five years after the date of such owner's death. These requirements will be considered satisfied as to any portion of an owner's interest which is payable to or for the benefit of a designated beneficiary and which is distributed over the life of such designated beneficiary or over a period not extending beyond the life expectancy of that beneficiary, provided that such distributions begin within one year of the owner's death. The designated beneficiary refers to a natural person designated by the owner as a beneficiary and to whom ownership of the contract passes by reason of death. However, if the designated beneficiary is the surviving spouse of the deceased owner, the contract may be continued with the surviving spouse as the successor-owner. Contracts will be administered by the Company in accordance with these rules and the Company will make a notification when payments should be commenced. Special rules apply regarding distribution requirements when an annuity is owned by a trust or other entity for the benefit of one or more individuals.

INDIVIDUAL RETIREMENT ANNUITIES

To the extent of earned income for the year and not exceeding the applicable limit for the taxable year, an individual may make contributions, which in some cases may be deductible, to an individual retirement annuity (IRA). The applicable limit is $4,000 for calendar year 2007, $5,000 for 2008, and may be indexed for inflation in future years. Additional "catch-up" contributions may be made to an IRA by individuals age 50 or over. There are certain limits on the deductible amount based on the adjusted gross income of the individual and spouse and based on their participation in a retirement plan. If an individual is married and the spouse does not have earned income, the individual may establish IRAs for the individual and spouse. Purchase payments may then be made annually into IRAs for both spouses in the maximum amount of 100% of earned income up to a combined limit based on the individual limits outlined above.

The Code provides for the purchase of a Simplified Employee Pension (SEP) plan. A SEP is funded through an IRA with an annual employer contribution limit of up to $45,000 for each participant. The Internal Revenue Services has not reviewed the contract for qualifications as an IRA, and has not addressed in a ruling of general applicability whether a death benefit provision such as the optional enhanced death benefit in the contract comports with IRA qualification requirements.

SIMPLE PLAN IRA FORM

Employers may establish a savings incentive match plan for employees ("SIMPLE plan") under which employees can make elective salary reduction contributions to an IRA based on a percentage of compensation of up to the applicable limit for the taxable year. The applicable limit is $10,500 in 2007 (which may be indexed for inflation for future years). (Alternatively, the employer can establish a SIMPLE cash or deferred arrangement under IRS Section 401(k)). Under a SIMPLE plan IRA, the employer must either make a matching contribution or a nonelective contribution based on the prescribed formulas for all eligible employees. Early withdrawals are subject to the 10% early withdrawal penalty generally applicable to IRAs, except that an early withdrawal by an employee under a SIMPLE plan IRA, within the first two years of participation, shall be subject to a 25% early withdrawal tax.

ROTH IRAS

Section 408A of the Code permits certain individuals to contribute to a Roth IRA. Eligibility to make contributions is based upon income, and the applicable limits vary based on marital status and/or whether the contribution is a rollover contribution from another IRA or an annual contribution. Contributions to a Roth IRA, which are subject to certain limitations (similar to the annual limits for the traditional IRA's), are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. A conversion of a "traditional" IRA to a Roth IRA may be subject to tax and other special rules apply. You should consult a tax adviser before combining any converted amounts with other Roth IRA contributions, including any other conversion amounts from other tax years.

Qualified distributions from a Roth IRA are tax-free. A qualified distribution requires that the Roth IRA has been held for at least 5 years, and the distribution is made after age 59 1/2, on death or disability of the owner, or for a limited amount ($10,000) for a qualified first time home purchase for the owner or certain relatives. Income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during five taxable years starting with the year in which the first contribution is made to any Roth IRA of the individual.

QUALIFIED PENSION AND PROFIT-SHARING PLANS

Like most other contributions made under a qualified pension or profit-sharing plan, purchase payments made by an employer are not currently taxable to the participant and increases in the value of a contract are not subject to taxation until received by a participant or beneficiary.

Distributions are generally taxable to the participant or beneficiary as ordinary income in the year of receipt. Any distribution that is considered the participant's "investment in the contract" is treated as a return of capital and is not taxable. Under a qualified plan, the investment in the contract may be zero.

The annual limits that apply to the amounts that may be contributed to a defined contribution plan for 2007 is $45,000. The limit on employee salary reduction deferrals (commonly referred to as "401(k) contributions") is $15,500 in 2007. The annual limit may be indexed for inflation in future years. Additional "catch-up contributions" may be made by individuals age 50 or over.

Amounts attributable to salary reduction contributions under Code Section 401(k) and income thereon may not be withdrawn prior to severance from employment, death, total and permanent disability, attainment of age 59 1/2, or in the case of hardship.

SECTION 403(B) PLANS

Under Code section 403(b), payments made by public school systems and certain tax exempt organizations to purchase annuity contracts for their employees are excludable from the gross income of the employee, subject to certain limitations. However, these payments may be subject to FICA (Social Security) taxes. A qualified contract issued as a tax-sheltered annuity under section 403(b) will be amended as necessary to conform to the requirements of the Code. The annual limits under Code Section 403(b) for employee salary reduction deferrals are increased under the same rules applicable to 401(k) plans ($15,500 in 2007).

Code section 403(b)(11) restricts this distribution under Code section 403(b) annuity contracts of: (1) elective contributions made in years beginning after December 31, 1998; (2) earnings on those contributions; and (3) earnings in such years on amounts held as of the close of the last year beginning before January 1, 1989. Distribution of those amounts may only occur upon death of the employee, attainment of age 59 1/2, separation from service, disability, or financial hardship. In addition, income attributable to elective contributions may not be distributed in the case of hardship.

FEDERAL INCOME TAX WITHHOLDING

The portion of a distribution, which is taxable income to the recipient, will be subject to federal income tax withholding as follows:

1. ELIGIBLE ROLLOVER DISTRIBUTION FROM SECTION 403(B) PLANS OR ARRANGEMENTS, FROM QUALIFIED PENSION AND PROFIT-SHARING PLANS, OR FROM 457 PLANS SPONSORED BY GOVERNMENTAL ENTITIES

There is a mandatory 20% tax withholding for plan distributions that are eligible for rollover to an IRA or to another qualified retirement plan (including a 457 plan sponsored by a governmental entity) but that are not directly rolled over. A distribution made directly to a participant or beneficiary may avoid this result if:

     (a) a periodic settlement distribution is elected based upon a life or life expectancy calculation, or

     (b) a term-for-years settlement distribution is elected for a period of ten years or more, payable at least annually, or

     (c) a minimum required distribution as defined under the tax law is taken after the attainment of the age of 70 1/2 or as otherwise required by law, or

     (d)  the distribution is a hardship distribution.

A distribution including a rollover that is not a direct rollover will be subject to the 20% withholding, and the 10% additional tax penalty on premature withdrawals may apply to any amount not added back in the rollover. The 20% withholding may be recovered when the participant or beneficiary files a personal income tax return for the year if a rollover was completed within 60 days of receipt of the funds, except to the extent that the participant or spousal beneficiary is otherwise underwithheld or short on estimated taxes for that year.

2.   OTHER NON-PERIODIC DISTRIBUTIONS (FULL OR PARTIAL REDEMPTIONS)

To the extent not subject to 20% mandatory withholding as described in 1. above, the portion of a non-periodic distribution, which constitutes taxable income, will be subject to federal income tax withholding, if the aggregate distributions exceed $200 for the year, unless the recipient elects not to have taxes withheld. If no such election is made, 10% of the taxable portion of the distribution will be withheld as federal income tax; provided that the recipient may elect any other percentage. Election forms will be provided at the time distributions are requested. This form of withholding applies to all annuity programs.

3. PERIODIC DISTRIBUTIONS (DISTRIBUTIONS PAYABLE OVER A PERIOD GREATER THAN ONE YEAR)

The portion of a periodic distribution, which constitutes taxable income, will be subject to federal income tax withholding under the wage withholding tables as if the recipient were married claiming three exemptions. A recipient may elect not to have income taxes withheld or have income taxes withheld at a different rate by providing a completed election form. Election forms will be provided at the time distributions are requested. This form of withholding applies to all annuity programs.

Recipients who elect not to have withholding made are liable for payment of federal income tax on the taxable portion of the distribution. Recipients may also be subject to penalties under the estimated tax payment rules if withholding and estimated tax payments are not sufficient to cover tax liabilities.

Recipients who do not provide a social security number or other taxpayer identification number will not be permitted to elect out of withholding. Additionally, U.S. citizens residing outside of the country, or U.S. legal residents temporarily residing outside the country, are subject to different withholding rules and generally cannot elect out of withholding.

                  INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The financial statements of MetLife of CT Separate Account Ten for Variable Annuities (formerly, The Travelers Separate Account Ten for Variable Annuities) and the consolidated financial statements and financial statement schedules of MetLife Insurance Company of Connecticut ("MetLife Connecticut") (formerly known as "The Travelers Insurance Company") and its subsidiaries (collectively the "Company") (which report expresses an unqualified opinion and includes an explanatory paragraph relating to a Transfer Agreement entered into on October 11, 2006 between MetLife Connecticut and MetLife Investors Group, Inc. ("MLIG"), both subsidiaries of MetLife, Inc. ("MetLife"), pursuant to which MetLife Connecticut acquired all of the stock of MetLife Investors USA Insurance Company ("MLI-USA") from MLIG. As the transaction was between entities under common control, the transaction was recorded and accounted for in a manner similar to a pooling-of-interests from July 1, 2005 (the "Acquisition Date"); further, as MLI-USA has been controlled by MetLife for longer than MetLife Connecticut, all amounts reported for periods prior to the Acquisition Date are those of MLI-USA) included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. The principal business address of Deloitte & Touche LLP is 201 East Kennedy Boulevard, Suite 1200, Tampa, FL 33602-5827.

                         CONDENSED FINANCIAL INFORMATION

--------------------------------------------------------------------------------

The following tables provide the Accumulation Unit Values information for the MID-RANGE combinations of separate account charges. The Accumulation Unit Value information for the minimum separate account charge and the maximum variable account charge are contained in the Prospectus.

                         SEPARATE ACCOUNT CHARGES 1.40%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I) (4/06)..  2006      1.000          1.081            50,316

  AIM V.I. Premier Equity Subaccount (Series I)
  (5/01).............................................  2006      0.816          0.857                --
                                                       2005      0.783          0.816            71,456
                                                       2004      0.751          0.783            93,043
                                                       2003      0.609          0.751           151,552
                                                       2002      0.885          0.609           125,985
                                                       2001      1.000          0.885            71,853

AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.162          1.215                --
                                                       2005      1.127          1.162           325,190
                                                       2004      1.027          1.127           334,798
                                                       2003      0.788          1.027           354,635
                                                       2002      1.000          0.788            25,560

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      0.756          0.741                --
                                                       2005      0.668          0.756         2,516,526
                                                       2004      0.625          0.668         2,897,980
                                                       2003      0.514          0.625         3,382,923
                                                       2002      0.753          0.514         3,883,375
                                                       2001      0.925          0.753         4,716,899
                                                       2000      1.127          0.925         4,449,229
                                                       1999      1.000          1.127           314,797

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.158          1.375         6,303,145
                                                       2005      1.029          1.158         6,380,373
                                                       2004      0.920          1.029         6,322,143
                                                       2003      0.690          0.920         6,679,967
                                                       2002      0.819          0.690         6,862,959
                                                       2001      0.969          0.819         6,260,916
                                                       2000      1.211          0.969         3,140,876
                                                       1999      1.000          1.211           316,138

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.240          1.347         8,829,783
                                                       2005      1.082          1.240         8,889,797
                                                       2004      0.975          1.082         8,773,906
                                                       2003      0.723          0.975         8,937,082
                                                       2002      0.970          0.723         7,986,225
                                                       2001      1.202          0.970         6,922,537
                                                       2000      1.167          1.202         4,692,324
                                                       1999      1.000          1.167           477,335

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2006      1.336          1.518         9,298,377
                                                       2005      1.280          1.336         9,710,858
                                                       2004      1.176          1.280         9,428,394
                                                       2003      0.901          1.176         9,670,875
                                                       2002      1.119          0.901         8,550,110
                                                       2001      1.106          1.119         6,852,257
                                                       2000      1.039          1.106         2,375,658
                                                       1999      1.000          1.039           174,106

Capital Appreciation Fund
  Capital Appreciation Fund (6/02)...................  2006      1.319          1.306                --
                                                       2005      1.131          1.319            38,185
                                                       2004      0.960          1.131                --
                                                       2003      0.779          0.960                --
                                                       2002      0.878          0.779                --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/02).............................................  2006      1.732          2.265                --
                                                       2005      1.638          1.732            16,019
                                                       2004      1.265          1.638                --
                                                       2003      0.957          1.265                --
                                                       2002      1.048          0.957                --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.315          1.431                --
                                                       2005      1.210          1.315            27,109
                                                       2004      1.074          1.210                --
                                                       2003      1.000          1.074                --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.312          1.463                --
                                                       2005      1.208          1.312           112,133
                                                       2004      1.068          1.208            46,761
                                                       2003      1.000          1.068                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2006      1.035          1.207           462,080
                                                       2005      0.984          1.035           130,062

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2006      0.903          0.968         1,054,124
                                                       2005      0.874          0.903         1,374,673
                                                       2004      0.795          0.874         1,611,705
                                                       2003      0.588          0.795         1,673,524
                                                       2002      0.836          0.588         1,690,406
                                                       2001      1.000          0.836         1,766,010
                                                       2000      1.215          1.000         1,131,242
                                                       1999      1.000          1.215           167,294

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (6/02)..........................................  2006      1.262          1.474                --
                                                       2005      1.158          1.262           718,462
                                                       2004      1.043          1.158           818,408
                                                       2003      0.845          1.043           528,951
                                                       2002      1.000          0.845           109,286

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2006      2.238          2.827           149,309
                                                       2005      1.781          2.238           131,258
                                                       2004      1.448          1.781           108,300
                                                       2003      1.000          1.448            27,124

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2006      1.182          1.415         1,501,504
                                                       2005      1.088          1.182         1,505,091
                                                       2004      0.931          1.088         1,356,406
                                                       2003      0.714          0.931         1,285,352
                                                       2002      0.889          0.714         1,344,931
                                                       2001      1.073          0.889         1,396,919
                                                       2000      1.115          1.073           720,928
                                                       1999      1.000          1.115           121,036

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (7/02)...................................  2006      1.267          1.522                --
                                                       2005      1.180          1.267            79,625
                                                       2004      1.032          1.180             3,125
                                                       2003      0.792          1.032                --
                                                       2002      0.832          0.792                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2006      0.496          0.554         1,468,206
                                                       2005      0.449          0.496         1,582,499
                                                       2004      0.378          0.449         1,891,222
                                                       2003      0.284          0.378         1,971,237
                                                       2002      0.401          0.284         2,193,877
                                                       2001      0.674          0.401         2,395,484
                                                       2000      1.000          0.674         2,007,540

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.552          1.745                --
                                                       2005      1.513          1.552            62,226
                                                       2004      1.336          1.513            69,839
                                                       2003      1.000          1.336            32,469

Legg Mason Partners Investment Series
  LMPIS Dividend Strategy Subaccount (5/01)..........  2006      0.797          0.926           101,037
                                                       2005      0.809          0.797           117,286
                                                       2004      0.794          0.809           240,763
                                                       2003      0.652          0.794           159,849
                                                       2002      0.894          0.652            87,290
                                                       2001      1.000          0.894            66,708

  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2006      0.909          0.963           271,661
                                                       2005      0.868          0.909           277,845
                                                       2004      0.855          0.868           294,476
                                                       2003      0.646          0.855           304,336
                                                       2002      0.894          0.646           305,879
                                                       2001      1.000          0.894            37,100

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunties Subaccount
  (5/01).............................................  2006      1.144          1.273           306,121
                                                       2005      1.106          1.144           550,052
                                                       2004      0.970          1.106           424,074
                                                       2003      0.693          0.970           209,065
                                                       2002      0.945          0.693           146,257
                                                       2001      1.000          0.945            63,380

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2006      1.343          1.565         2,044,973
                                                       2005      1.309          1.343         2,411,960
                                                       2004      1.226          1.309         2,736,840
                                                       2003      0.894          1.226         2,762,940
                                                       2002      1.210          0.894         2,662,147
                                                       2001      1.204          1.210         2,256,368
                                                       2000      1.033          1.204         1,028,180
                                                       1999      1.000          1.033            78,169

  LMPVPI Investors Subaccount (Class I) (11/99)......  2006      1.252          1.460         1,100,296
                                                       2005      1.191          1.252         1,250,767
                                                       2004      1.095          1.191         1,637,036
                                                       2003      0.839          1.095         1,478,433
                                                       2002      1.106          0.839         1,401,267
                                                       2001      1.170          1.106         1,346,259
                                                       2000      1.029          1.170           428,890
                                                       1999      1.000          1.029            19,926

  LMPVPI Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2006      1.334          1.484           359,291
                                                       2005      1.290          1.334           676,973
                                                       2004      1.136          1.290           640,455
                                                       2003      0.774          1.136           629,419
                                                       2002      1.202          0.774           541,675
                                                       2001      1.314          1.202           579,887
                                                       2000      1.141          1.314           439,007
                                                       1999      1.000          1.141            61,393

Legg Mason Partners Variable Portfolios II
  LMPVPII Appreciation Subaccount (11/99)............  2006      1.070          1.211         4,571,250
                                                       2005      1.040          1.070         5,790,079
                                                       2004      0.970          1.040         6,040,306
                                                       2003      0.789          0.970         5,893,048
                                                       2002      0.971          0.789         5,264,273
                                                       2001      1.025          0.971         3,668,702
                                                       2000      1.044          1.025           917,508
                                                       1999      1.000          1.044            31,957

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPII Diversified Strategic Income Subaccount
  (11/99)............................................  2006      1.249          1.298         1,464,401
                                                       2005      1.235          1.249         1,620,970
                                                       2004      1.174          1.235         1,847,806
                                                       2003      1.065          1.174         1,695,778
                                                       2002      1.030          1.065         1,438,332
                                                       2001      1.013          1.030         1,382,525
                                                       2000      0.999          1.013           601,614
                                                       1999      1.000          0.999           137,491

  LMPVPII Equity Index Subaccount (Class II)
  (11/99)............................................  2006      0.888          1.008         1,921,140
                                                       2005      0.864          0.888         2,002,346
                                                       2004      0.795          0.864         2,010,098
                                                       2003      0.631          0.795         1,910,575
                                                       2002      0.824          0.631         1,955,313
                                                       2001      0.954          0.824         1,824,680
                                                       2000      1.067          0.954           613,674
                                                       1999      1.000          1.067            55,283

  LMPVPII Fundamental Value Subaccount (12/99).......  2006      1.347          1.551         4,984,117
                                                       2005      1.303          1.347         5,951,617
                                                       2004      1.221          1.303         6,397,421
                                                       2003      0.893          1.221         6,391,317
                                                       2002      1.151          0.893         6,360,281
                                                       2001      1.232          1.151         5,155,358
                                                       2000      1.037          1.232         1,579,098
                                                       1999      1.000          1.037             2,425

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount (9/03)..  2006      1.006          1.033           265,124
                                                       2005      0.997          1.006           502,016
                                                       2004      0.999          0.997         1,239,228
                                                       2003      1.000          0.999            17,941

  LMPVPIII Aggressive Growth Subaccount (11/99)......  2006      1.373          1.473         6,985,734
                                                       2005      1.247          1.373         7,607,140
                                                       2004      1.150          1.247         8,349,729
                                                       2003      0.867          1.150         8,530,069
                                                       2002      1.306          0.867         8,140,330
                                                       2001      1.381          1.306         7,173,627
                                                       2000      1.210          1.381         3,423,105
                                                       1999      1.000          1.210           302,417

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPIII High Income Subaccount (11/99)............  2006      1.156          1.265         1,320,464
                                                       2005      1.143          1.156         1,741,150
                                                       2004      1.049          1.143         1,909,111
                                                       2003      0.834          1.049         1,906,382
                                                       2002      0.874          0.834         1,257,332
                                                       2001      0.921          0.874         1,256,295
                                                       2000      1.016          0.921           595,882
                                                       1999      1.000          1.016            67,445

  LMPVPIII International All Cap Growth Subaccount
  (11/99)............................................  2006      0.726          0.901           700,669
                                                       2005      0.659          0.726           893,799
                                                       2004      0.567          0.659           957,103
                                                       2003      0.451          0.567         1,114,429
                                                       2002      0.615          0.451         1,305,001
                                                       2001      0.907          0.615         1,462,248
                                                       2000      1.206          0.907         1,570,420
                                                       1999      1.000          1.206           153,407

  LMPVPIII Large Cap Growth Subaccount (11/99).......  2006      0.956          0.986         3,772,197
                                                       2005      0.922          0.956         4,245,781
                                                       2004      0.931          0.922         4,779,482
                                                       2003      0.640          0.931         4,986,323
                                                       2002      0.863          0.640         4,867,338
                                                       2001      1.000          0.863         5,072,444
                                                       2000      1.090          1.000         3,224,751
                                                       1999      1.000          1.090           175,985

  LMPVPIII Large Cap Value Subaccount (11/99)........  2006      1.032          1.204         1,906,829
                                                       2005      0.983          1.032         2,239,948
                                                       2004      0.901          0.983         2,344,989
                                                       2003      0.716          0.901         2,519,109
                                                       2002      0.973          0.716         2,651,006
                                                       2001      1.075          0.973         2,587,784
                                                       2000      0.964          1.075         1,111,897
                                                       1999      1.000          0.964            93,179

  LMPVPIII Mid Cap Core Subaccount (11/99)...........  2006      1.435          1.625         1,448,947
                                                       2005      1.344          1.435         1,777,129
                                                       2004      1.234          1.344         1,938,516
                                                       2003      0.964          1.234         2,233,467
                                                       2002      1.209          0.964         2,303,022
                                                       2001      1.362          1.209         2,306,739
                                                       2000      1.171          1.362         1,266,016
                                                       1999      1.000          1.171            49,546

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPIII Money Market Subaccount (11/99)...........  2006      1.075          1.109         1,992,531
                                                       2005      1.060          1.075         1,894,054
                                                       2004      1.066          1.060         2,813,069
                                                       2003      1.074          1.066         3,392,033
                                                       2002      1.075          1.074         3,640,831
                                                       2001      1.052          1.075         1,956,266
                                                       2000      1.006          1.052           922,050
                                                       1999      1.000          1.006           750,776

Legg Mason Partners Variable Portfolios IV
  LMPVPIV Multiple Discipline Subaccount-All Cap
  Growth and Value (10/02)...........................  2006      1.502          1.682         2,513,478
                                                       2005      1.447          1.502         2,741,921
                                                       2004      1.376          1.447         2,624,019
                                                       2003      1.061          1.376           995,800
                                                       2002      1.000          1.061            13,385

  LMPVPIV Multiple Discipline Subaccount-Balanced All
  Cap Growth and Value (10/02).......................  2006      1.329          1.448         1,249,186
                                                       2005      1.293          1.329         1,293,344
                                                       2004      1.249          1.293         1,551,664
                                                       2003      1.038          1.249           764,994
                                                       2002      1.000          1.038           157,954

  LMPVPIV Multiple Discipline Subaccount-Global All
  Cap Growth and Value (10/02).......................  2006      1.592          1.808           330,021
                                                       2005      1.515          1.592           430,807
                                                       2004      1.394          1.515           414,942
                                                       2003      1.074          1.394            51,838
                                                       2002      1.000          1.074            17,608

  LMPVPIV Multiple Discipline Subaccount-Large Cap
  Growth and Value (10/02)...........................  2006      1.462          1.619           263,941
                                                       2005      1.432          1.462           273,669
                                                       2004      1.360          1.432           345,792
                                                       2003      1.069          1.360           344,365
                                                       2002      1.000          1.069            33,985

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2006      1.408          1.628           374,985
                                                       2005      1.382          1.408           251,990
                                                       2004      1.244          1.382           201,079
                                                       2003      1.000          1.244            64,093

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.644          1.820           387,841
                                                       2005      1.541          1.644           368,902
                                                       2004      1.260          1.541           198,486
                                                       2003      1.000          1.260           149,364

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2006      0.894          0.948           639,890

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.277          1.363            43,723

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2006      1.520          1.677           302,655

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.306          1.341            85,871

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2006      1.001          1.077         1,223,534

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2006      1.002          1.073            91,646

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      0.992          0.982         2,160,679

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2006      1.286          1.278                --

  MIST MFS Value Subaccount (Class A) (4/06).........  2006      1.274          1.410           505,067

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2006      1.003          1.222           178,469

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2006      1.480          1.593            47,686

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.096          1.155            13,740

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2006      1.132          1.174           241,722

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2006      1.003          1.030           307,549

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2006      0.901          0.881           835,997

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2006      1.205          1.252         1,575,757

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2006      0.730          0.751           592,317

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2006      0.796          0.808         3,520,718

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2006      1.294          1.329         1,679,986

  MSF MetLife Aggressive Allocation Subaccount
  (4/06).............................................  2006      1.002          1.062           140,088

  MSF MetLife Conservative Allocation Subaccount
  (4/06).............................................  2006      1.001          1.044                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)..................................  2006      1.002          1.051                --

  MSF MetLife Moderate Allocation Subaccount (4/06)..  2006      1.002          1.056            45,967

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)..................................  2006      1.002          1.061            76,434

  MSF MFS Total Return Subaccount (Class F) (4/06)...  2006      1.402          1.500         4,991,625

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.052           148,198

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2006      0.998          1.070         1,559,215

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.133          1.125           674,876
                                                       2005      1.125          1.133           829,709
                                                       2004      1.048          1.125           837,880
                                                       2003      1.000          1.048           245,014

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2006      1.226          1.255         5,041,285
                                                       2005      1.213          1.226         5,395,697
                                                       2004      1.173          1.213         5,959,397
                                                       2003      1.132          1.173         5,042,843
                                                       2002      1.053          1.132         4,213,843
                                                       2001      1.000          1.053         2,073,098

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (6/01).............................................  2006      0.817          0.895            48,418
                                                       2005      0.773          0.817            48,437
                                                       2004      0.728          0.773            49,521
                                                       2003      0.559          0.728            50,699
                                                       2002      0.806          0.559            56,474
                                                       2001      1.000          0.806            45,037

  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2006      1.118          1.409           144,736
                                                       2005      1.011          1.118           149,808
                                                       2004      0.882          1.011           150,938
                                                       2003      0.696          0.882           153,350
                                                       2002      0.857          0.696           131,072
                                                       2001      1.000          0.857            88,059

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2006      1.701          1.967           327,930
                                                       2005      1.611          1.701           343,989
                                                       2004      1.294          1.611           356,645
                                                       2003      0.877          1.294           344,427
                                                       2002      1.088          0.877           271,247
                                                       2001      1.000          1.088           126,743

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (6/01).............................................  2006      0.931          0.992                --
                                                       2005      0.869          0.931         2,279,202
                                                       2004      0.827          0.869         2,370,045
                                                       2003      0.649          0.827         2,463,743
                                                       2002      0.864          0.649         2,441,987
                                                       2001      1.000          0.864         1,916,798

  Travelers Equity Income Subaccount (11/99).........  2006      1.230          1.294                --
                                                       2005      1.194          1.230         1,783,984
                                                       2004      1.102          1.194         1,883,743
                                                       2003      0.852          1.102         1,882,544
                                                       2002      1.004          0.852         1,700,300
                                                       2001      1.090          1.004         1,354,821
                                                       2000      1.013          1.090           573,343
                                                       1999      1.000          1.013            10,535

  Travelers Large Cap Subaccount (11/99).............  2006      0.772          0.796                --
                                                       2005      0.720          0.772         1,991,083
                                                       2004      0.686          0.720         2,092,587
                                                       2003      0.558          0.686         2,172,648
                                                       2002      0.732          0.558         2,094,007
                                                       2001      0.899          0.732         2,048,435
                                                       2000      1.065          0.899           894,807
                                                       1999      1.000          1.065           157,286

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.111          1.182                --
                                                       2005      1.045          1.111                --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.022          1.026                --
                                                       2005      1.000          1.022                --

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.056          1.094                --
                                                       2005      1.000          1.056                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.089          1.137                --
                                                       2005      1.017          1.089                --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.032          1.053                --
                                                       2005      1.012          1.032                --

  Travelers Managed Income Subaccount (11/99)........  2006      1.216          1.205                --
                                                       2005      1.216          1.216         1,904,578
                                                       2004      1.199          1.216         2,040,964
                                                       2003      1.121          1.199         2,324,626
                                                       2002      1.113          1.121         2,311,652
                                                       2001      1.057          1.113         2,069,673
                                                       2000      0.994          1.057           555,087
                                                       1999      1.000          0.994           150,289

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      0.841          0.894                --
                                                       2005      0.761          0.841           669,640
                                                       2004      0.666          0.761           732,906
                                                       2003      0.558          0.666           740,731
                                                       2002      0.755          0.558           909,733
                                                       2001      0.988          0.755         1,120,346
                                                       2000      1.061          0.988           758,310
                                                       1999      1.000          1.061            16,748

  Travelers MFS Mid Cap Growth Subaccount (6/02).....  2006      0.851          0.901                --
                                                       2005      0.837          0.851         1,080,647
                                                       2004      0.744          0.837                --
                                                       2003      0.551          0.744                --
                                                       2002      0.626          0.551                --

  Travelers MFS Total Return Subaccount (11/99)......  2006      1.357          1.402                --
                                                       2005      1.337          1.357         5,545,750
                                                       2004      1.216          1.337         5,740,656
                                                       2003      1.058          1.216         5,765,761
                                                       2002      1.133          1.058         5,108,223
                                                       2001      1.149          1.133         3,382,902
                                                       2000      0.999          1.149         1,522,221
                                                       1999      1.000          0.999            99,074

  Travelers MFS Value Subaccount (5/04)..............  2006      1.178          1.274                --
                                                       2005      1.122          1.178           336,106
                                                       2004      0.973          1.122                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Mondrian International Stock Subaccount
  (8/02).............................................  2006      1.322          1.520                --
                                                       2005      1.224          1.322           162,381
                                                       2004      1.073          1.224           123,522
                                                       2003      0.846          1.073            76,847
                                                       2002      0.846          0.846                --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.394          1.480                --
                                                       2005      1.333          1.394            50,014
                                                       2004      1.217          1.333            12,705
                                                       2003      1.000          1.217             1,061

  Travelers Pioneer Mid Cap Value Subaccount (6/05)..  2006      1.041          1.096                --
                                                       2005      1.000          1.041               325

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.120          1.132                --
                                                       2005      1.096          1.120           148,310
                                                       2004      0.983          1.096            10,501

  Travelers Strategic Equity Subaccount (11/99)......  2006      0.730          0.762                --
                                                       2005      0.726          0.730         2,288,680
                                                       2004      0.668          0.726         2,426,868
                                                       2003      0.511          0.668         2,656,535
                                                       2002      0.780          0.511         3,272,912
                                                       2001      0.913          0.780         3,852,391
                                                       2000      1.132          0.913         2,951,007
                                                       1999      1.000          1.132           468,390

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)..................................  2006      1.116          1.286                --
                                                       2005      1.000          1.116                --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.112          1.277                --
                                                       2005      1.005          1.112                --

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      0.703          0.730                --
                                                       2005      0.661          0.703           708,658
                                                       2004      0.645          0.661           790,636
                                                       2003      0.521          0.645           824,262
                                                       2002      0.748          0.521           864,932
                                                       2001      0.963          0.748         1,021,052
                                                       2000      1.145          0.963           938,728
                                                       1999      1.000          1.145             3,784

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2006      0.756          0.766         2,127,251
                                                       2005      0.710          0.756         2,636,468
                                                       2004      0.673          0.710         2,862,877
                                                       2003      0.536          0.673         3,368,026
                                                       2002      0.805          0.536         3,542,735
                                                       2001      1.191          0.805         4,206,215
                                                       2000      1.344          1.191         3,409,800
                                                       1999      1.000          1.344           237,085

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class) (11/99)..  2006      1.341          1.475         1,708,006
                                                       2005      1.163          1.341         1,796,773
                                                       2004      1.023          1.163         1,928,848
                                                       2003      0.808          1.023         1,831,279
                                                       2002      0.905          0.808         1,717,820
                                                       2001      1.047          0.905         2,140,528
                                                       2000      1.138          1.047         1,784,874
                                                       1999      1.000          1.138           151,914

  VIP Mid Cap Subaccount (Service Class 2) (5/02)....  2006      1.671          1.853           663,168
                                                       2005      1.436          1.671           538,882
                                                       2004      1.168          1.436           526,081
                                                       2003      0.857          1.168           246,983
                                                       2002      1.000          0.857            58,437




                         SEPARATE ACCOUNT CHARGES 1.50%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I) (4/06)..  2006      1.000          1.081               --

  AIM V.I. Premier Equity Subaccount (Series I)
  (5/01).............................................  2006      0.834          0.876               --
                                                       2005      0.801          0.834               --
                                                       2004      0.769          0.801               --
                                                       2003      0.624          0.769               --
                                                       2002      0.908          0.624               --
                                                       2001      1.000          0.908               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.158          1.210               --
                                                       2005      1.124          1.158              860
                                                       2004      1.025          1.124              864
                                                       2003      0.787          1.025              868
                                                       2002      1.000          0.787               --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      0.886          0.867               --
                                                       2005      0.783          0.886               --
                                                       2004      0.734          0.783           17,630
                                                       2003      0.604          0.734           18,349
                                                       2002      0.886          0.604           18,360
                                                       2001      1.000          0.886           19,131

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.258          1.493          249,927
                                                       2005      1.120          1.258          235,355
                                                       2004      1.002          1.120          181,927
                                                       2003      0.752          1.002           76,683
                                                       2002      0.894          0.752           75,028
                                                       2001      1.000          0.894               --

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.110          1.205          672,598
                                                       2005      0.970          1.110          698,088
                                                       2004      0.875          0.970          593,038
                                                       2003      0.649          0.875          268,895
                                                       2002      0.872          0.649          153,455
                                                       2001      1.000          0.872           43,592

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2006      1.140          1.294          985,794
                                                       2005      1.093          1.140          949,591
                                                       2004      1.005          1.093          854,187
                                                       2003      0.771          1.005          591,132
                                                       2002      0.958          0.771          412,481
                                                       2001      1.000          0.958          282,886

Capital Appreciation Fund
  Capital Appreciation Fund (6/02)...................  2006      1.314          1.300               --
                                                       2005      1.128          1.314            2,782
                                                       2004      0.958          1.128               --
                                                       2003      0.779          0.958               --
                                                       2002      0.877          0.779               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/02).............................................  2006      1.725          2.254               --
                                                       2005      1.634          1.725               --
                                                       2004      1.262          1.634               --
                                                       2003      0.956          1.262               --
                                                       2002      1.047          0.956               --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.312          1.427               --
                                                       2005      1.209          1.312           21,130
                                                       2004      1.074          1.209               --
                                                       2003      1.000          1.074               --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.309          1.460               --
                                                       2005      1.207          1.309               --
                                                       2004      1.068          1.207               --
                                                       2003      1.000          1.068               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2006      1.035          1.205            4,425
                                                       2005      0.984          1.035               --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2006      1.002          1.073           51,987
                                                       2005      0.971          1.002           48,638
                                                       2004      0.884          0.971           41,181
                                                       2003      0.654          0.884           28,472
                                                       2002      0.931          0.654            8,988
                                                       2001      1.000          0.931            8,988

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (6/02)..........................................  2006      1.258          1.467               --
                                                       2005      1.155          1.258          147,492
                                                       2004      1.041          1.155           95,267
                                                       2003      0.844          1.041           20,308
                                                       2002      1.000          0.844               --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2006      2.232          2.816           64,727
                                                       2005      1.778          2.232           48,416
                                                       2004      1.447          1.778           16,964
                                                       2003      1.000          1.447            4,464

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2006      1.185          1.418           89,232
                                                       2005      1.092          1.185           64,761
                                                       2004      0.935          1.092           61,429
                                                       2003      0.718          0.935           26,203
                                                       2002      0.895          0.718            8,848
                                                       2001      1.000          0.895            8,848

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (7/02)...................................  2006      1.263          1.515               --
                                                       2005      1.177          1.263           79,885
                                                       2004      1.030          1.177           17,824
                                                       2003      0.791          1.030               --
                                                       2002      0.832          0.791               --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2006      0.968          1.080          191,699
                                                       2005      0.877          0.968          192,864
                                                       2004      0.739          0.877          217,020
                                                       2003      0.556          0.739          223,802
                                                       2002      0.786          0.556          171,434
                                                       2001      1.000          0.786           69,922

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.548          1.739               --
                                                       2005      1.511          1.548            8,135
                                                       2004      1.335          1.511            8,512
                                                       2003      1.000          1.335               --

Legg Mason Partners Investment Series
  LMPIS Dividend Strategy Subaccount (5/01)..........  2006      0.799          0.928            2,428
                                                       2005      0.812          0.799            2,434
                                                       2004      0.798          0.812            2,441
                                                       2003      0.656          0.798               --
                                                       2002      0.900          0.656               --
                                                       2001      1.000          0.900               --

  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2006      0.923          0.976               --
                                                       2005      0.881          0.923               --
                                                       2004      0.869          0.881               --
                                                       2003      0.657          0.869               --
                                                       2002      0.911          0.657               --
                                                       2001      1.000          0.911               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunties Subaccount
  (5/01).............................................  2006      1.129          1.256           47,940
                                                       2005      1.093          1.129           47,718
                                                       2004      0.959          1.093           20,115
                                                       2003      0.686          0.959           27,453
                                                       2002      0.937          0.686               --
                                                       2001      1.000          0.937               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2006      1.041          1.211          165,998
                                                       2005      1.015          1.041          171,375
                                                       2004      0.952          1.015          179,686
                                                       2003      0.695          0.952          166,580
                                                       2002      0.941          0.695          116,360
                                                       2001      1.000          0.941            2,440

  LMPVPI Investors Subaccount (Class I) (11/99)......  2006      1.049          1.223           58,397
                                                       2005      1.000          1.049           60,504
                                                       2004      0.920          1.000           54,527
                                                       2003      0.705          0.920           53,797
                                                       2002      0.931          0.705           10,871
                                                       2001      1.000          0.931            7,772

  LMPVPI Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2006      1.032          1.147           23,993
                                                       2005      0.999          1.032           18,257
                                                       2004      0.881          0.999           17,350
                                                       2003      0.601          0.881           57,663
                                                       2002      0.934          0.601               --
                                                       2001      1.000          0.934               --

Legg Mason Partners Variable Portfolios II
  LMPVPII Appreciation Subaccount (11/99)............  2006      1.030          1.165          275,912
                                                       2005      1.003          1.030          279,720
                                                       2004      0.936          1.003          287,355
                                                       2003      0.763          0.936          202,023
                                                       2002      0.939          0.763          116,078
                                                       2001      1.000          0.939          107,026

  LMPVPII Diversified Strategic Income Subaccount
  (11/99)............................................  2006      1.203          1.249          112,449
                                                       2005      1.191          1.203          119,950
                                                       2004      1.133          1.191          120,223
                                                       2003      1.029          1.133           25,126
                                                       2002      0.996          1.029            9,724
                                                       2001      1.000          0.996            5,300

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPII Equity Index Subaccount (Class II)
  (11/99)............................................  2006      0.980          1.111            3,534
                                                       2005      0.954          0.980            3,495
                                                       2004      0.878          0.954           17,871
                                                       2003      0.698          0.878           14,429
                                                       2002      0.913          0.698           14,429
                                                       2001      1.000          0.913           14,429

  LMPVPII Fundamental Value Subaccount (12/99).......  2006      1.068          1.229          467,595
                                                       2005      1.034          1.068          895,841
                                                       2004      0.970          1.034          901,250
                                                       2003      0.710          0.970          720,355
                                                       2002      0.916          0.710          671,634
                                                       2001      1.000          0.916          204,782

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount (9/03)..  2006      1.004          1.030           92,150
                                                       2005      0.996          1.004          104,652
                                                       2004      0.999          0.996          138,011
                                                       2003      1.000          0.999               --

  LMPVPIII Aggressive Growth Subaccount (11/99)......  2006      0.957          1.025          711,751
                                                       2005      0.870          0.957          704,991
                                                       2004      0.803          0.870          717,090
                                                       2003      0.606          0.803          488,926
                                                       2002      0.913          0.606          371,106
                                                       2001      1.000          0.913          182,759

  LMPVPIII High Income Subaccount (11/99)............  2006      1.228          1.342          110,922
                                                       2005      1.215          1.228          126,151
                                                       2004      1.116          1.215          108,477
                                                       2003      0.889          1.116           45,864
                                                       2002      0.932          0.889               --
                                                       2001      1.000          0.932               --

  LMPVPIII International All Cap Growth Subaccount
  (11/99)............................................  2006      0.972          1.205               --
                                                       2005      0.883          0.972               --
                                                       2004      0.761          0.883               --
                                                       2003      0.606          0.761               --
                                                       2002      0.828          0.606               --
                                                       2001      1.000          0.828               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPIII Large Cap Growth Subaccount (11/99).......  2006      1.020          1.051          222,097
                                                       2005      0.984          1.020          223,559
                                                       2004      0.995          0.984          234,157
                                                       2003      0.684          0.995          114,140
                                                       2002      0.923          0.684           52,502
                                                       2001      1.000          0.923           43,609

  LMPVPIII Large Cap Value Subaccount (11/99)........  2006      0.958          1.117           17,876
                                                       2005      0.914          0.958           17,876
                                                       2004      0.838          0.914           17,876
                                                       2003      0.667          0.838           17,876
                                                       2002      0.908          0.667           17,876
                                                       2001      1.000          0.908           17,876

  LMPVPIII Mid Cap Core Subaccount (11/99)...........  2006      1.098          1.242           19,927
                                                       2005      1.029          1.098           19,997
                                                       2004      0.946          1.029           26,557
                                                       2003      0.740          0.946           24,376
                                                       2002      0.929          0.740           17,857
                                                       2001      1.000          0.929           17,857

  LMPVPIII Money Market Subaccount (11/99)...........  2006      1.002          1.033          309,708
                                                       2005      0.990          1.002           27,755
                                                       2004      0.996          0.990           27,330
                                                       2003      1.004          0.996           47,831
                                                       2002      1.007          1.004           53,821
                                                       2001      1.000          1.007           70,113

Legg Mason Partners Variable Portfolios IV
  LMPVPIV Multiple Discipline Subaccount-All Cap
  Growth and Value (10/02)...........................  2006      1.497          1.675          714,756
                                                       2005      1.443          1.497          747,131
                                                       2004      1.374          1.443          575,415
                                                       2003      1.061          1.374          386,731
                                                       2002      1.000          1.061               --

  LMPVPIV Multiple Discipline Subaccount-Balanced All
  Cap Growth and Value (10/02).......................  2006      1.325          1.442          534,575
                                                       2005      1.290          1.325          559,921
                                                       2004      1.247          1.290          703,763
                                                       2003      1.038          1.247           16,875
                                                       2002      1.000          1.038               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPIV Multiple Discipline Subaccount-Global All
  Cap Growth and Value (10/02).......................  2006      1.587          1.801           29,579
                                                       2005      1.512          1.587           30,598
                                                       2004      1.392          1.512           17,052
                                                       2003      1.074          1.392            8,661
                                                       2002      1.000          1.074               --

  LMPVPIV Multiple Discipline Subaccount-Large Cap
  Growth and Value (10/02)...........................  2006      1.457          1.612           85,138
                                                       2005      1.429          1.457           85,574
                                                       2004      1.359          1.429           85,601
                                                       2003      1.069          1.359            7,342
                                                       2002      1.000          1.069               --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2006      1.404          1.622               --
                                                       2005      1.380          1.404            4,623
                                                       2004      1.244          1.380               --
                                                       2003      1.000          1.244               --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.640          1.813           89,975
                                                       2005      1.538          1.640           63,086
                                                       2004      1.259          1.538          106,225
                                                       2003      1.000          1.259           21,310

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2006      1.018          1.079           38,683

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.275          1.360               --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2006      1.513          1.669           41,944

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.300          1.334            6,721

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2006      1.001          1.077          234,503

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2006      1.002          1.073               --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.010          0.999           10,750

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2006      1.285          1.276               --

  MIST MFS Value Subaccount (Class A) (4/06).........  2006      1.271          1.406            9,354

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2006      1.003          1.221               --

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2006      1.475          1.587           30,657

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.095          1.153               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2006      1.130          1.171           24,198

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2006      1.003          1.030           13,412

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2006      0.897          0.876           42,176

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2006      1.087          1.129           90,220

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2006      0.897          0.923            1,752

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2006      0.953          0.967           60,930

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2006      1.203          1.235           57,473

  MSF MetLife Aggressive Allocation Subaccount
  (4/06).............................................  2006      1.002          1.061               --

  MSF MetLife Conservative Allocation Subaccount
  (4/06).............................................  2006      1.001          1.043               --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)..................................  2006      1.002          1.050               --

  MSF MetLife Moderate Allocation Subaccount (4/06)..  2006      1.002          1.055           11,700

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)..................................  2006      1.002          1.060           11,827

  MSF MFS Total Return Subaccount (Class F) (4/06)...  2006      1.201          1.285          305,852

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.052          140,342

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2006      0.998          1.070               --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.130          1.121           43,268
                                                       2005      1.124          1.130           41,010
                                                       2004      1.047          1.124           24,543
                                                       2003      1.000          1.047           16,532

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2006      1.208          1.236          266,544
                                                       2005      1.197          1.208          263,610
                                                       2004      1.159          1.197          232,053
                                                       2003      1.120          1.159          146,666
                                                       2002      1.042          1.120           77,194
                                                       2001      1.000          1.042               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (6/01).............................................  2006      0.823          0.900               --
                                                       2005      0.779          0.823               --
                                                       2004      0.735          0.779               --
                                                       2003      0.565          0.735               --
                                                       2002      0.814          0.565               --
                                                       2001      1.000          0.814               --

  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2006      1.167          1.468            6,229
                                                       2005      1.055          1.167            7,540
                                                       2004      0.922          1.055           11,446
                                                       2003      0.728          0.922               --
                                                       2002      0.898          0.728               --
                                                       2001      1.000          0.898               --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2006      1.603          1.852           28,429
                                                       2005      1.520          1.603           27,484
                                                       2004      1.223          1.520            9,788
                                                       2003      0.829          1.223            9,041
                                                       2002      1.030          0.829               --
                                                       2001      1.000          1.030               --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (6/01).............................................  2006      0.948          1.010               --
                                                       2005      0.885          0.948            6,701
                                                       2004      0.844          0.885           33,843
                                                       2003      0.662          0.844               --
                                                       2002      0.883          0.662               --
                                                       2001      1.000          0.883               --

  Travelers Equity Income Subaccount (11/99).........  2006      1.145          1.203               --
                                                       2005      1.112          1.145           57,849
                                                       2004      1.027          1.112           95,925
                                                       2003      0.795          1.027           41,127
                                                       2002      0.938          0.795               --
                                                       2001      1.000          0.938               --

  Travelers Large Cap Subaccount (11/99).............  2006      0.925          0.953               --
                                                       2005      0.864          0.925           33,921
                                                       2004      0.823          0.864           48,492
                                                       2003      0.670          0.823           31,951
                                                       2002      0.881          0.670           14,572
                                                       2001      1.000          0.881           14,572

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.110          1.181               --
                                                       2005      1.045          1.110               --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.021          1.025               --
                                                       2005      1.000          1.021               --

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.055          1.093               --
                                                       2005      1.000          1.055               --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.088          1.136               --
                                                       2005      1.017          1.088               --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.032          1.052               --
                                                       2005      1.012          1.032               --

  Travelers Managed Income Subaccount (11/99)........  2006      1.097          1.087               --
                                                       2005      1.098          1.097           83,144
                                                       2004      1.084          1.098           77,673
                                                       2003      1.015          1.084           72,610
                                                       2002      1.008          1.015          379,957
                                                       2001      1.000          1.008           13,390

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      0.959          1.018               --
                                                       2005      0.869          0.959           38,686
                                                       2004      0.761          0.869           51,080
                                                       2003      0.637          0.761           28,327
                                                       2002      0.864          0.637           28,338
                                                       2001      1.000          0.864           19,312

  Travelers MFS Mid Cap Growth Subaccount (6/02).....  2006      0.848          0.897               --
                                                       2005      0.835          0.848           37,031
                                                       2004      0.743          0.835               --
                                                       2003      0.550          0.743               --
                                                       2002      0.626          0.550               --

  Travelers MFS Total Return Subaccount (11/99)......  2006      1.163          1.201               --
                                                       2005      1.147          1.163          312,021
                                                       2004      1.044          1.147          379,696
                                                       2003      0.910          1.044          209,447
                                                       2002      0.975          0.910          237,582
                                                       2001      1.000          0.975            9,192

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers MFS Value Subaccount (5/04)..............  2006      1.176          1.271               --
                                                       2005      1.121          1.176            1,563
                                                       2004      0.973          1.121               --

  Travelers Mondrian International Stock Subaccount
  (8/02).............................................  2006      1.317          1.513               --
                                                       2005      1.221          1.317           38,941
                                                       2004      1.071          1.221           15,306
                                                       2003      0.845          1.071           12,070
                                                       2002      0.846          0.845               --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.390          1.475               --
                                                       2005      1.331          1.390           30,616
                                                       2004      1.216          1.331           38,807
                                                       2003      1.000          1.216            1,661

  Travelers Pioneer Mid Cap Value Subaccount (6/05)..  2006      1.040          1.095               --
                                                       2005      1.000          1.040               --

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.118          1.130               --
                                                       2005      1.095          1.118           22,480
                                                       2004      0.983          1.095            3,736

  Travelers Strategic Equity Subaccount (11/99)......  2006      0.793          0.828               --
                                                       2005      0.789          0.793           31,112
                                                       2004      0.727          0.789           45,959
                                                       2003      0.556          0.727           45,975
                                                       2002      0.850          0.556           44,777
                                                       2001      1.000          0.850           80,728

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)..................................  2006      1.116          1.285               --
                                                       2005      1.000          1.116               --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.112          1.275               --
                                                       2005      1.005          1.112               --

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      0.864          0.897               --
                                                       2005      0.814          0.864            1,755
                                                       2004      0.795          0.814            1,758
                                                       2003      0.643          0.795               --
                                                       2002      0.923          0.643               --
                                                       2001      1.000          0.923           10,283

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2006      0.792          0.802           18,432
                                                       2005      0.745          0.792           18,487
                                                       2004      0.706          0.745           38,914
                                                       2003      0.563          0.706           38,020
                                                       2002      0.846          0.563           33,984
                                                       2001      1.000          0.846          165,695

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class) (11/99)..  2006      1.392          1.530          119,944
                                                       2005      1.209          1.392           92,049
                                                       2004      1.064          1.209           97,482
                                                       2003      0.842          1.064           41,891
                                                       2002      0.943          0.842            3,134
                                                       2001      1.000          0.943          128,929

  VIP Mid Cap Subaccount (Service Class 2) (5/02)....  2006      1.665          1.844           45,831
                                                       2005      1.432          1.665           47,224
                                                       2004      1.166          1.432           25,682
                                                       2003      0.856          1.166           13,063
                                                       2002      1.000          0.856               --




                         SEPARATE ACCOUNT CHARGES 1.55%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I) (4/06)..  2006      1.000          1.080           198,327

  AIM V.I. Premier Equity Subaccount (Series I)
  (5/01).............................................  2006      0.810          0.851                --
                                                       2005      0.779          0.810           310,831
                                                       2004      0.748          0.779           298,359
                                                       2003      0.607          0.748           473,826
                                                       2002      0.884          0.607           359,471
                                                       2001      1.000          0.884            82,267

AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.156          1.208                --
                                                       2005      1.122          1.156            92,207
                                                       2004      1.025          1.122           111,013
                                                       2003      0.787          1.025            76,133
                                                       2002      1.000          0.787            27,078

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      0.749          0.733                --
                                                       2005      0.663          0.749           928,297
                                                       2004      0.621          0.663         1,056,112
                                                       2003      0.511          0.621         1,149,526
                                                       2002      0.751          0.511         1,363,047
                                                       2001      0.924          0.751         1,490,271
                                                       2000      1.127          0.924         1,121,509
                                                       1999      1.000          1.127            99,866

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.147          1.361         1,323,103
                                                       2005      1.022          1.147         1,276,068
                                                       2004      0.914          1.022         1,275,142
                                                       2003      0.686          0.914         1,189,877
                                                       2002      0.817          0.686         1,012,199
                                                       2001      0.967          0.817           979,507
                                                       2000      1.210          0.967           894,278
                                                       1999      1.000          1.210            45,911

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.228          1.333         3,384,995
                                                       2005      1.073          1.228         3,408,918
                                                       2004      0.969          1.073         3,554,321
                                                       2003      0.719          0.969         3,511,737
                                                       2002      0.967          0.719         3,293,592
                                                       2001      1.200          0.967         2,760,602
                                                       2000      1.167          1.200         2,103,315
                                                       1999      1.000          1.167           131,798

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2006      1.324          1.502         2,556,348
                                                       2005      1.270          1.324         2,638,969
                                                       2004      1.169          1.270         2,607,605
                                                       2003      0.896          1.169         2,496,903
                                                       2002      1.115          0.896         2,302,002
                                                       2001      1.104          1.115         1,629,102
                                                       2000      1.039          1.104           898,869
                                                       1999      1.000          1.039           303,426

Capital Appreciation Fund
  Capital Appreciation Fund (6/02)...................  2006      1.311          1.298                --
                                                       2005      1.127          1.311            13,286
                                                       2004      0.957          1.127                --
                                                       2003      0.778          0.957                --
                                                       2002      0.877          0.778                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/02).............................................  2006      1.722          2.249                --
                                                       2005      1.632          1.722             4,790
                                                       2004      1.261          1.632                --
                                                       2003      0.956          1.261                --
                                                       2002      1.047          0.956                --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.311          1.425                --
                                                       2005      1.208          1.311            35,224
                                                       2004      1.074          1.208            26,210
                                                       2003      1.000          1.074                --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.308          1.458                --
                                                       2005      1.206          1.308            16,785
                                                       2004      1.067          1.206            16,785
                                                       2003      1.000          1.067                --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2006      1.034          1.204           137,652
                                                       2005      0.984          1.034            44,370

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2006      0.895          0.958           746,069
                                                       2005      0.868          0.895           768,986
                                                       2004      0.790          0.868         1,095,424
                                                       2003      0.585          0.790         1,130,463
                                                       2002      0.833          0.585         1,301,515
                                                       2001      0.998          0.833           712,665
                                                       2000      1.215          0.998           613,514
                                                       1999      1.000          1.215           113,599

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (6/02)..........................................  2006      1.256          1.464                --
                                                       2005      1.153          1.256           314,362
                                                       2004      1.040          1.153           289,908
                                                       2003      0.844          1.040           114,927
                                                       2002      1.000          0.844            10,215

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2006      2.229          2.811           102,042
                                                       2005      1.776          2.229            95,280
                                                       2004      1.446          1.776            75,339
                                                       2003      1.000          1.446            45,169

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2006      1.171          1.400           582,358
                                                       2005      1.079          1.171           584,912
                                                       2004      0.925          1.079           597,048
                                                       2003      0.710          0.925           618,363
                                                       2002      0.886          0.710           599,032
                                                       2001      1.071          0.886           644,881
                                                       2000      1.114          1.071           417,144
                                                       1999      1.000          1.114            68,217

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (7/02)...................................  2006      1.260          1.511                --
                                                       2005      1.176          1.260            23,480
                                                       2004      1.029          1.176                --
                                                       2003      0.791          1.029                --
                                                       2002      0.831          0.791                --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2006      0.492          0.549           339,285
                                                       2005      0.446          0.492           351,881
                                                       2004      0.376          0.446           388,869
                                                       2003      0.283          0.376           691,034
                                                       2002      0.400          0.283           688,256
                                                       2001      0.673          0.400           977,403
                                                       2000      1.000          0.673           393,620

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.546          1.736                --
                                                       2005      1.510          1.546             6,617
                                                       2004      1.334          1.510             9,917
                                                       2003      1.000          1.334             3,288

Legg Mason Partners Investment Series
  LMPIS Dividend Strategy Subaccount (5/01)..........  2006      0.791          0.919           109,350
                                                       2005      0.805          0.791           131,516
                                                       2004      0.791          0.805           131,703
                                                       2003      0.650          0.791           131,894
                                                       2002      0.893          0.650           156,270
                                                       2001      1.000          0.893            17,631

  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2006      0.903          0.954           147,475
                                                       2005      0.863          0.903           178,519
                                                       2004      0.852          0.863           180,108
                                                       2003      0.644          0.852           197,660
                                                       2002      0.894          0.644           208,158
                                                       2001      1.000          0.894            82,304

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunties Subaccount
  (5/01).............................................  2006      1.136          1.263            50,696
                                                       2005      1.100          1.136            68,352
                                                       2004      0.966          1.100            60,942
                                                       2003      0.691          0.966            63,365
                                                       2002      0.944          0.691            51,956
                                                       2001      1.000          0.944                --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2006      1.331          1.548           693,917
                                                       2005      1.299          1.331           742,521
                                                       2004      1.218          1.299           776,123
                                                       2003      0.890          1.218           834,515
                                                       2002      1.206          0.890           879,355
                                                       2001      1.202          1.206           481,406
                                                       2000      1.033          1.202           143,927
                                                       1999      1.000          1.033             1,992

  LMPVPI Investors Subaccount (Class I) (11/99)......  2006      1.240          1.444           515,038
                                                       2005      1.182          1.240           558,878
                                                       2004      1.088          1.182           681,190
                                                       2003      0.835          1.088           555,621
                                                       2002      1.102          0.835           524,906
                                                       2001      1.168          1.102           503,746
                                                       2000      1.029          1.168           114,196
                                                       1999      1.000          1.029            28,784

  LMPVPI Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2006      1.322          1.468           110,960
                                                       2005      1.280          1.322           137,486
                                                       2004      1.129          1.280           156,421
                                                       2003      0.770          1.129           151,638
                                                       2002      1.198          0.770           131,224
                                                       2001      1.312          1.198           127,611
                                                       2000      1.141          1.312           152,125
                                                       1999      1.000          1.141                --

Legg Mason Partners Variable Portfolios II
  LMPVPII Appreciation Subaccount (11/99)............  2006      1.060          1.198         1,695,454
                                                       2005      1.032          1.060         1,765,138
                                                       2004      0.964          1.032         1,794,351
                                                       2003      0.786          0.964         1,795,814
                                                       2002      0.968          0.786         1,216,251
                                                       2001      1.024          0.968           894,292
                                                       2000      1.044          1.024           442,561
                                                       1999      1.000          1.044            38,295

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPII Diversified Strategic Income Subaccount
  (11/99)............................................  2006      1.238          1.285           366,535
                                                       2005      1.226          1.238           376,568
                                                       2004      1.166          1.226           572,079
                                                       2003      1.060          1.166           595,399
                                                       2002      1.027          1.060           494,056
                                                       2001      1.011          1.027           520,827
                                                       2000      0.999          1.011           204,937
                                                       1999      1.000          0.999            15,447

  LMPVPII Equity Index Subaccount (Class II)
  (11/99)............................................  2006      0.880          0.998           528,659
                                                       2005      0.857          0.880           542,873
                                                       2004      0.790          0.857           600,275
                                                       2003      0.628          0.790           687,394
                                                       2002      0.822          0.628           503,267
                                                       2001      0.952          0.822           336,668
                                                       2000      1.067          0.952           212,335
                                                       1999      1.000          1.067             9,761

  LMPVPII Fundamental Value Subaccount (12/99).......  2006      1.334          1.535         1,651,273
                                                       2005      1.293          1.334         1,844,285
                                                       2004      1.214          1.293         2,035,648
                                                       2003      0.889          1.214         2,047,218
                                                       2002      1.147          0.889         1,802,184
                                                       2001      1.230          1.147         1,333,668
                                                       2000      1.037          1.230           363,590
                                                       1999      1.000          1.037             2,903

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount (9/03)..  2006      1.003          1.028            16,054
                                                       2005      0.995          1.003             3,362
                                                       2004      0.999          0.995                --
                                                       2003      1.000          0.999                --

  LMPVPIII Aggressive Growth Subaccount (11/99)......  2006      1.361          1.458         2,422,923
                                                       2005      1.238          1.361         2,695,119
                                                       2004      1.143          1.238         2,997,390
                                                       2003      0.863          1.143         3,306,728
                                                       2002      1.302          0.863         3,140,427
                                                       2001      1.378          1.302         2,715,298
                                                       2000      1.209          1.378         1,521,381
                                                       1999      1.000          1.209           237,187

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPIII High Income Subaccount (11/99)............  2006      1.146          1.252           963,873
                                                       2005      1.134          1.146         1,177,670
                                                       2004      1.043          1.134         1,294,866
                                                       2003      0.830          1.043         1,485,267
                                                       2002      0.872          0.830         1,089,942
                                                       2001      0.920          0.872         1,070,312
                                                       2000      1.016          0.920           760,503
                                                       1999      1.000          1.016           113,822

  LMPVPIII International All Cap Growth Subaccount
  (11/99)............................................  2006      0.719          0.891           286,713
                                                       2005      0.654          0.719           299,628
                                                       2004      0.563          0.654           321,069
                                                       2003      0.449          0.563           348,478
                                                       2002      0.613          0.449           434,562
                                                       2001      0.905          0.613           504,289
                                                       2000      1.206          0.905           412,850
                                                       1999      1.000          1.206            31,135

  LMPVPIII Large Cap Growth Subaccount (11/99).......  2006      0.947          0.976         1,871,405
                                                       2005      0.914          0.947         2,215,937
                                                       2004      0.925          0.914         2,446,179
                                                       2003      0.637          0.925         2,553,696
                                                       2002      0.860          0.637         2,509,706
                                                       2001      0.998          0.860         2,611,474
                                                       2000      1.090          0.998         1,993,825
                                                       1999      1.000          1.090           110,096

  LMPVPIII Large Cap Value Subaccount (11/99)........  2006      1.023          1.191         1,025,925
                                                       2005      0.975          1.023         1,093,347
                                                       2004      0.895          0.975         1,245,130
                                                       2003      0.713          0.895         1,322,176
                                                       2002      0.970          0.713         1,435,592
                                                       2001      1.073          0.970         1,408,719
                                                       2000      0.964          1.073           692,437
                                                       1999      1.000          0.964           107,886

  LMPVPIII Mid Cap Core Subaccount (11/99)...........  2006      1.422          1.607           678,421
                                                       2005      1.333          1.422           717,224
                                                       2004      1.226          1.333           892,391
                                                       2003      0.960          1.226         1,034,561
                                                       2002      1.205          0.960         1,002,964
                                                       2001      1.360          1.205           794,981
                                                       2000      1.171          1.360           602,755
                                                       1999      1.000          1.171            19,386

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPIII Money Market Subaccount (11/99)...........  2006      1.065          1.097           697,943
                                                       2005      1.052          1.065           725,537
                                                       2004      1.059          1.052           698,186
                                                       2003      1.069          1.059         1,074,514
                                                       2002      1.072          1.069         2,345,845
                                                       2001      1.050          1.072         2,726,939
                                                       2000      1.005          1.050           178,779
                                                       1999      1.000          1.005            50,000

Legg Mason Partners Variable Portfolios IV
  LMPVPIV Multiple Discipline Subaccount-All Cap
  Growth and Value (10/02)...........................  2006      1.494          1.672           376,460
                                                       2005      1.442          1.494           374,323
                                                       2004      1.373          1.442           374,328
                                                       2003      1.061          1.373            85,870
                                                       2002      1.000          1.061                --

  LMPVPIV Multiple Discipline Subaccount-Balanced All
  Cap Growth and Value (10/02).......................  2006      1.323          1.439           300,493
                                                       2005      1.289          1.323           310,154
                                                       2004      1.246          1.289           273,927
                                                       2003      1.038          1.246           153,494
                                                       2002      1.000          1.038             8,043

  LMPVPIV Multiple Discipline Subaccount-Global All
  Cap Growth and Value (10/02).......................  2006      1.584          1.797            13,486
                                                       2005      1.510          1.584             6,055
                                                       2004      1.391          1.510             6,055
                                                       2003      1.074          1.391             6,060
                                                       2002      1.000          1.074                --

  LMPVPIV Multiple Discipline Subaccount-Large Cap
  Growth and Value (10/02)...........................  2006      1.455          1.609            25,286
                                                       2005      1.427          1.455            25,286
                                                       2004      1.358          1.427            38,020
                                                       2003      1.069          1.358            25,286
                                                       2002      1.000          1.069                --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2006      1.402          1.619           172,946
                                                       2005      1.379          1.402           158,849
                                                       2004      1.243          1.379           188,850
                                                       2003      1.000          1.243            79,663

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.638          1.810           294,320
                                                       2005      1.537          1.638           304,428
                                                       2004      1.258          1.537           279,335
                                                       2003      1.000          1.258            44,004

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2006      0.885          0.938           191,498

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.275          1.359            10,195

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2006      1.510          1.665            14,039

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.298          1.331            13,279

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2006      1.001          1.076           648,626

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2006      1.002          1.072                --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      0.985          0.973            53,197

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2006      1.284          1.275                --

  MIST MFS Value Subaccount (Class A) (4/06).........  2006      1.270          1.404            86,906

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2006      1.003          1.221            28,177

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2006      1.473          1.585                --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.094          1.152                --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2006      1.129          1.169            52,905

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2006      1.003          1.029            63,674

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2006      0.895          0.874           564,215

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2006      1.193          1.239           359,379

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2006      0.723          0.743           405,547

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2006      0.788          0.799         1,236,145

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2006      1.281          1.315           463,657

  MSF MetLife Aggressive Allocation Subaccount
  (4/06).............................................  2006      1.002          1.061                --

  MSF MetLife Conservative Allocation Subaccount
  (4/06).............................................  2006      1.001          1.043            28,968

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)..................................  2006      1.002          1.050                --

  MSF MetLife Moderate Allocation Subaccount (4/06)..  2006      1.002          1.055            30,197

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)..................................  2006      1.002          1.060                --

  MSF MFS Total Return Subaccount (Class F) (4/06)...  2006      1.388          1.484         2,135,482

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.051           102,829

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2006      0.998          1.069           638,072

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.128          1.119           262,550
                                                       2005      1.123          1.128           264,059
                                                       2004      1.047          1.123           261,701
                                                       2003      1.000          1.047            21,011

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2006      1.217          1.244         1,712,516
                                                       2005      1.207          1.217         1,767,257
                                                       2004      1.168          1.207         2,051,135
                                                       2003      1.130          1.168         2,368,710
                                                       2002      1.052          1.130         2,010,880
                                                       2001      1.000          1.052           278,487

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (6/01).............................................  2006      0.811          0.887             1,182
                                                       2005      0.768          0.811             1,184
                                                       2004      0.725          0.768                --
                                                       2003      0.558          0.725                --
                                                       2002      0.805          0.558            22,190
                                                       2001      1.000          0.805             7,876

  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2006      1.111          1.397           163,922
                                                       2005      1.005          1.111           159,519
                                                       2004      0.879          1.005           161,505
                                                       2003      0.694          0.879           171,882
                                                       2002      0.856          0.694           138,439
                                                       2001      1.000          0.856            48,818

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2006      1.689          1.950           283,234
                                                       2005      1.602          1.689           279,275
                                                       2004      1.289          1.602           268,729
                                                       2003      0.875          1.289           321,040
                                                       2002      1.087          0.875           334,827
                                                       2001      1.000          1.087           122,374

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (6/01).............................................  2006      0.925          0.985                --
                                                       2005      0.864          0.925            56,499
                                                       2004      0.824          0.864           115,641
                                                       2003      0.647          0.824           126,065
                                                       2002      0.863          0.647           133,039
                                                       2001      1.000          0.863            69,934

  Travelers Equity Income Subaccount (11/99).........  2006      1.219          1.281                --
                                                       2005      1.185          1.219           553,949
                                                       2004      1.095          1.185           569,818
                                                       2003      0.848          1.095           528,737
                                                       2002      1.001          0.848           436,367
                                                       2001      1.089          1.001           331,110
                                                       2000      1.013          1.089           136,422
                                                       1999      1.000          1.013                --

  Travelers Large Cap Subaccount (11/99).............  2006      0.765          0.788                --
                                                       2005      0.715          0.765           218,304
                                                       2004      0.681          0.715           277,766
                                                       2003      0.555          0.681           279,545
                                                       2002      0.730          0.555           273,546
                                                       2001      0.897          0.730           382,761
                                                       2000      1.065          0.897           278,920
                                                       1999      1.000          1.065             1,681

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.110          1.180                --
                                                       2005      1.045          1.110                --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.021          1.025                --
                                                       2005      1.000          1.021            28,295

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.055          1.093                --
                                                       2005      1.000          1.055            27,687

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.088          1.135                --
                                                       2005      1.017          1.088                --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.032          1.052                --
                                                       2005      1.011          1.032                --

  Travelers Managed Income Subaccount (11/99)........  2006      1.205          1.193                --
                                                       2005      1.207          1.205           450,544
                                                       2004      1.192          1.207           866,887
                                                       2003      1.116          1.192         1,221,287
                                                       2002      1.109          1.116         2,076,038
                                                       2001      1.056          1.109         3,161,019
                                                       2000      1.000          1.056           104,706
                                                       2000      0.994          1.000                --
                                                       1999      1.000          0.994             2,457

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      0.833          0.885                --
                                                       2005      0.755          0.833           199,885
                                                       2004      0.662          0.755           228,996
                                                       2003      0.555          0.662           228,040
                                                       2002      0.753          0.555           231,470
                                                       2001      0.986          0.753           322,895
                                                       2000      1.061          0.986           209,499
                                                       1999      1.000          1.061             5,622

  Travelers MFS Mid Cap Growth Subaccount (6/02).....  2006      0.846          0.895                --
                                                       2005      0.834          0.846           564,075
                                                       2004      0.742          0.834                --
                                                       2003      0.550          0.742                --
                                                       2002      0.626          0.550                --

  Travelers MFS Total Return Subaccount (11/99)......  2006      1.345          1.388                --
                                                       2005      1.326          1.345         2,400,193
                                                       2004      1.209          1.326         2,459,645
                                                       2003      1.053          1.209         2,856,766
                                                       2002      1.129          1.053         2,037,079
                                                       2001      1.147          1.129         1,935,839
                                                       2000      0.999          1.147           850,618
                                                       1999      1.000          0.999               442

  Travelers MFS Value Subaccount (5/04)..............  2006      1.175          1.270                --
                                                       2005      1.121          1.175            41,537
                                                       2004      0.973          1.121                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Mondrian International Stock Subaccount
  (8/02).............................................  2006      1.315          1.510                --
                                                       2005      1.219          1.315             5,780
                                                       2004      1.070          1.219            21,362
                                                       2003      0.845          1.070             4,455
                                                       2002      0.845          0.845                --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.388          1.473                --
                                                       2005      1.330          1.388                --
                                                       2004      1.216          1.330                --
                                                       2003      1.000          1.216                --

  Travelers Pioneer Mid Cap Value Subaccount (6/05)..  2006      1.040          1.094                --
                                                       2005      1.000          1.040                --

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.117          1.129                --
                                                       2005      1.094          1.117                --
                                                       2004      0.983          1.094                --

  Travelers Strategic Equity Subaccount (11/99)......  2006      0.723          0.755                --
                                                       2005      0.720          0.723         1,196,877
                                                       2004      0.663          0.720         1,323,337
                                                       2003      0.508          0.663         1,402,850
                                                       2002      0.777          0.508         1,577,020
                                                       2001      0.911          0.777         1,693,080
                                                       2000      1.132          0.911         1,230,540
                                                       1999      1.000          1.132           108,285

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)..................................  2006      1.115          1.284                --
                                                       2005      1.000          1.115                --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.111          1.275                --
                                                       2005      1.005          1.111                --

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      0.696          0.723                --
                                                       2005      0.656          0.696           591,510
                                                       2004      0.641          0.656           621,295
                                                       2003      0.519          0.641           629,942
                                                       2002      0.746          0.519           707,572
                                                       2001      0.962          0.746           863,697
                                                       2000      1.144          0.962           839,108
                                                       1999      1.000          1.144             3,773

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2006      0.749          0.758           737,196
                                                       2005      0.704          0.749           900,444
                                                       2004      0.668          0.704         1,137,577
                                                       2003      0.533          0.668         1,166,632
                                                       2002      0.802          0.533         1,338,397
                                                       2001      1.189          0.802         1,351,840
                                                       2000      1.344          1.189           895,350
                                                       1999      1.000          1.344           116,490

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class) (11/99)..  2006      1.328          1.460           711,209
                                                       2005      1.154          1.328           730,969
                                                       2004      1.017          1.154           703,402
                                                       2003      0.804          1.017           543,203
                                                       2002      0.902          0.804           494,264
                                                       2001      1.045          0.902           457,948
                                                       2000      1.138          1.045           243,383
                                                       1999      1.000          1.138               700

  VIP Mid Cap Subaccount (Service Class 2) (5/02)....  2006      1.662          1.839           195,308
                                                       2005      1.430          1.662           179,659
                                                       2004      1.165          1.430           115,758
                                                       2003      0.856          1.165            66,472
                                                       2002      1.000          0.856            27,894




                         SEPARATE ACCOUNT CHARGES 1.60%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I) (4/06)..  2006      1.000          1.080            6,090

  AIM V.I. Premier Equity Subaccount (Series I)
  (5/01).............................................  2006      0.830          0.872               --
                                                       2005      0.798          0.830           13,599
                                                       2004      0.767          0.798           13,599
                                                       2003      0.623          0.767           13,599
                                                       2002      0.907          0.623           13,022
                                                       2001      1.000          0.907               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.153          1.206               --
                                                       2005      1.121          1.153           17,722
                                                       2004      1.024          1.121           17,722
                                                       2003      0.787          1.024           17,723
                                                       2002      1.000          0.787               --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      0.882          0.863               --
                                                       2005      0.780          0.882           43,618
                                                       2004      0.732          0.780           43,618
                                                       2003      0.603          0.732           43,618
                                                       2002      0.886          0.603           43,618
                                                       2001      1.000          0.886           10,142

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.253          1.485          111,384
                                                       2005      1.116          1.253          112,533
                                                       2004      0.999          1.116          107,763
                                                       2003      0.750          0.999          106,944
                                                       2002      0.893          0.750           97,492
                                                       2001      1.000          0.893               --

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.105          1.199          294,671
                                                       2005      0.966          1.105          315,551
                                                       2004      0.873          0.966          322,279
                                                       2003      0.648          0.873          285,805
                                                       2002      0.872          0.648          180,760
                                                       2001      1.000          0.872           66,167

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2006      1.135          1.287          209,705
                                                       2005      1.089          1.135          216,172
                                                       2004      1.003          1.089          236,280
                                                       2003      0.770          1.003          236,279
                                                       2002      0.958          0.770          180,505
                                                       2001      1.000          0.958           10,234

Capital Appreciation Fund
  Capital Appreciation Fund (6/02)...................  2006      1.309          1.295               --
                                                       2005      1.125          1.309               --
                                                       2004      0.957          1.125               --
                                                       2003      0.778          0.957               --
                                                       2002      0.877          0.778               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/02).............................................  2006      1.719          2.243               --
                                                       2005      1.629          1.719               --
                                                       2004      1.260          1.629               --
                                                       2003      0.955          1.260               --
                                                       2002      1.047          0.955               --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.309          1.424               --
                                                       2005      1.207          1.309               --
                                                       2004      1.074          1.207               --
                                                       2003      1.000          1.074               --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.306          1.456               --
                                                       2005      1.205          1.306            6,363
                                                       2004      1.067          1.205               --
                                                       2003      1.000          1.067               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2006      1.034          1.203               --
                                                       2005      0.984          1.034               --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2006      0.998          1.067           77,547
                                                       2005      0.967          0.998           75,099
                                                       2004      0.882          0.967           75,109
                                                       2003      0.653          0.882           75,119
                                                       2002      0.930          0.653           43,880
                                                       2001      1.000          0.930            1,505

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (6/02)..........................................  2006      1.253          1.460               --
                                                       2005      1.152          1.253           15,722
                                                       2004      1.039          1.152           22,649
                                                       2003      0.844          1.039           18,273
                                                       2002      1.000          0.844               --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2006      2.226          2.806            3,254
                                                       2005      1.775          2.226            3,254
                                                       2004      1.446          1.775               --
                                                       2003      1.000          1.446               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2006      1.180          1.410           23,478
                                                       2005      1.088          1.180           23,484
                                                       2004      0.933          1.088           10,214
                                                       2003      0.717          0.933           10,221
                                                       2002      0.894          0.717               --
                                                       2001      1.000          0.894               --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (7/02)...................................  2006      1.258          1.508               --
                                                       2005      1.174          1.258               --
                                                       2004      1.028          1.174               --
                                                       2003      0.791          1.028               --
                                                       2002      0.831          0.791               --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2006      0.963          1.074               --
                                                       2005      0.874          0.963               --
                                                       2004      0.737          0.874               --
                                                       2003      0.556          0.737               --
                                                       2002      0.785          0.556               --
                                                       2001      1.000          0.785               --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.544          1.733               --
                                                       2005      1.508          1.544               --
                                                       2004      1.334          1.508               --
                                                       2003      1.000          1.334               --

Legg Mason Partners Investment Series
  LMPIS Dividend Strategy Subaccount (5/01)..........  2006      0.795          0.923           13,873
                                                       2005      0.809          0.795           13,873
                                                       2004      0.796          0.809           13,873
                                                       2003      0.655          0.796           13,873
                                                       2002      0.899          0.655           13,873
                                                       2001      1.000          0.899               --

  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2006      0.919          0.970               --
                                                       2005      0.878          0.919               --
                                                       2004      0.867          0.878               --
                                                       2003      0.656          0.867               --
                                                       2002      0.911          0.656               --
                                                       2001      1.000          0.911               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunties Subaccount
  (5/01).............................................  2006      1.124          1.249           19,076
                                                       2005      1.089          1.124           23,213
                                                       2004      0.957          1.089           23,540
                                                       2003      0.685          0.957           22,095
                                                       2002      0.936          0.685            3,458
                                                       2001      1.000          0.936               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2006      1.036          1.204           55,930
                                                       2005      1.012          1.036           55,930
                                                       2004      0.949          1.012           55,930
                                                       2003      0.694          0.949           55,930
                                                       2002      0.941          0.694           55,930
                                                       2001      1.000          0.941           39,375

  LMPVPI Investors Subaccount (Class I) (11/99)......  2006      1.045          1.216          111,244
                                                       2005      0.996          1.045          118,165
                                                       2004      0.917          0.996          116,628
                                                       2003      0.704          0.917          115,705
                                                       2002      0.930          0.704          105,018
                                                       2001      1.000          0.930            4,791

  LMPVPI Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2006      1.028          1.141            7,772
                                                       2005      0.996          1.028           14,195
                                                       2004      0.879          0.996           14,210
                                                       2003      0.600          0.879           14,228
                                                       2002      0.933          0.600            8,914
                                                       2001      1.000          0.933            3,129

Legg Mason Partners Variable Portfolios II
  LMPVPII Appreciation Subaccount (11/99)............  2006      1.026          1.159          101,395
                                                       2005      0.999          1.026          102,325
                                                       2004      0.933          0.999          100,792
                                                       2003      0.761          0.933           99,884
                                                       2002      0.938          0.761           68,248
                                                       2001      1.000          0.938               --

  LMPVPII Diversified Strategic Income Subaccount
  (11/99)............................................  2006      1.198          1.243            8,605
                                                       2005      1.187          1.198            8,614
                                                       2004      1.130          1.187            8,623
                                                       2003      1.027          1.130            8,632
                                                       2002      0.996          1.027            2,571
                                                       2001      1.000          0.996            2,178

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPII Equity Index Subaccount (Class II)
  (11/99)............................................  2006      0.975          1.105            3,597
                                                       2005      0.951          0.975            3,641
                                                       2004      0.876          0.951            3,581
                                                       2003      0.697          0.876            2,474
                                                       2002      0.912          0.697               --
                                                       2001      1.000          0.912               --

  LMPVPII Fundamental Value Subaccount (12/99).......  2006      1.063          1.222          164,101
                                                       2005      1.031          1.063          197,224
                                                       2004      0.968          1.031          226,196
                                                       2003      0.709          0.968          224,915
                                                       2002      0.916          0.709          212,166
                                                       2001      1.000          0.916           99,153

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount (9/03)..  2006      1.002          1.026               --
                                                       2005      0.994          1.002               --
                                                       2004      0.999          0.994               --
                                                       2003      1.000          0.999               --

  LMPVPIII Aggressive Growth Subaccount (11/99)......  2006      0.952          1.020          204,993
                                                       2005      0.867          0.952          223,552
                                                       2004      0.801          0.867          246,654
                                                       2003      0.605          0.801          241,408
                                                       2002      0.913          0.605          202,828
                                                       2001      1.000          0.913           72,089

  LMPVPIII High Income Subaccount (11/99)............  2006      1.222          1.335           30,988
                                                       2005      1.210          1.222           36,408
                                                       2004      1.114          1.210           31,890
                                                       2003      0.887          1.114           31,104
                                                       2002      0.932          0.887               --
                                                       2001      1.000          0.932               --

  LMPVPIII International All Cap Growth Subaccount
  (11/99)............................................  2006      0.968          1.199               --
                                                       2005      0.880          0.968               --
                                                       2004      0.759          0.880               --
                                                       2003      0.605          0.759               --
                                                       2002      0.827          0.605               --
                                                       2001      1.000          0.827               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPIII Large Cap Growth Subaccount (11/99).......  2006      1.015          1.045           75,602
                                                       2005      0.980          1.015           82,581
                                                       2004      0.992          0.980           80,922
                                                       2003      0.683          0.992           80,075
                                                       2002      0.923          0.683           50,365
                                                       2001      1.000          0.923           17,814

  LMPVPIII Large Cap Value Subaccount (11/99)........  2006      0.954          1.111           28,354
                                                       2005      0.910          0.954           28,354
                                                       2004      0.836          0.910           28,354
                                                       2003      0.666          0.836           28,354
                                                       2002      0.907          0.666           28,354
                                                       2001      1.000          0.907               --

  LMPVPIII Mid Cap Core Subaccount (11/99)...........  2006      1.093          1.235           98,139
                                                       2005      1.025          1.093          110,014
                                                       2004      0.943          1.025          110,029
                                                       2003      0.739          0.943          107,357
                                                       2002      0.928          0.739           88,382
                                                       2001      1.000          0.928            3,154

  LMPVPIII Money Market Subaccount (11/99)...........  2006      0.998          1.027           76,214
                                                       2005      0.986          0.998           76,214
                                                       2004      0.993          0.986           76,214
                                                       2003      1.003          0.993           76,215
                                                       2002      1.006          1.003          107,986
                                                       2001      1.000          1.006           42,034

Legg Mason Partners Variable Portfolios IV
  LMPVPIV Multiple Discipline Subaccount-All Cap
  Growth and Value (10/02)...........................  2006      1.492          1.668           19,755
                                                       2005      1.440          1.492           19,714
                                                       2004      1.372          1.440           42,575
                                                       2003      1.061          1.372           38,332
                                                       2002      1.000          1.061               --

  LMPVPIV Multiple Discipline Subaccount-Balanced All
  Cap Growth and Value (10/02).......................  2006      1.321          1.436               --
                                                       2005      1.287          1.321               --
                                                       2004      1.245          1.287               --
                                                       2003      1.038          1.245               --
                                                       2002      1.000          1.038               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPIV Multiple Discipline Subaccount-Global All
  Cap Growth and Value (10/02).......................  2006      1.582          1.793               --
                                                       2005      1.508          1.582               --
                                                       2004      1.390          1.508               --
                                                       2003      1.074          1.390               --
                                                       2002      1.000          1.074               --

  LMPVPIV Multiple Discipline Subaccount-Large Cap
  Growth and Value (10/02)...........................  2006      1.453          1.605               --
                                                       2005      1.425          1.453               --
                                                       2004      1.357          1.425           23,084
                                                       2003      1.069          1.357           23,084
                                                       2002      1.000          1.069               --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2006      1.400          1.616            9,480
                                                       2005      1.378          1.400               --
                                                       2004      1.243          1.378               --
                                                       2003      1.000          1.243               --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.636          1.807            1,134
                                                       2005      1.536          1.636            1,138
                                                       2004      1.258          1.536            1,142
                                                       2003      1.000          1.258            1,147

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2006      1.013          1.073           41,110

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.274          1.358               --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2006      1.507          1.661               --

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.295          1.328               --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2006      1.001          1.076           42,582

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2006      1.002          1.072               --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.005          0.993               --

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2006      1.284          1.274               --

  MIST MFS Value Subaccount (Class A) (4/06).........  2006      1.269          1.402               --

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2006      1.003          1.220               --

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2006      1.471          1.582               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.094          1.152               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2006      1.127          1.168               --

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2006      1.003          1.029            8,955

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2006      0.894          0.872               --

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2006      1.081          1.122           19,196

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2006      0.893          0.918               --

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2006      0.949          0.962           66,793

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2006      1.197          1.228           50,242

  MSF MetLife Aggressive Allocation Subaccount
  (4/06).............................................  2006      1.002          1.060               --

  MSF MetLife Conservative Allocation Subaccount
  (4/06).............................................  2006      1.001          1.043               --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)..................................  2006      1.002          1.049               --

  MSF MetLife Moderate Allocation Subaccount (4/06)..  2006      1.002          1.054               --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)..................................  2006      1.002          1.059               --

  MSF MFS Total Return Subaccount (Class F) (4/06)...  2006      1.195          1.278           91,723

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.051               --

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2006      0.998          1.069           38,344

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.127          1.117               --
                                                       2005      1.122          1.127               --
                                                       2004      1.046          1.122               --
                                                       2003      1.000          1.046               --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2006      1.203          1.229           84,347
                                                       2005      1.193          1.203           81,691
                                                       2004      1.156          1.193           72,468
                                                       2003      1.118          1.156           65,570
                                                       2002      1.042          1.118           23,066
                                                       2001      1.000          1.042               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (6/01).............................................  2006      0.819          0.895               --
                                                       2005      0.776          0.819           12,155
                                                       2004      0.733          0.776           12,155
                                                       2003      0.564          0.733           12,155
                                                       2002      0.814          0.564           12,155
                                                       2001      1.000          0.814               --

  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2006      1.161          1.460           36,789
                                                       2005      1.052          1.161           30,470
                                                       2004      0.920          1.052           30,473
                                                       2003      0.727          0.920           30,477
                                                       2002      0.897          0.727            2,928
                                                       2001      1.000          0.897            1,482

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2006      1.596          1.842            7,010
                                                       2005      1.515          1.596            7,013
                                                       2004      1.220          1.515            2,755
                                                       2003      0.828          1.220            2,757
                                                       2002      1.029          0.828            2,760
                                                       2001      1.000          1.029               --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (6/01).............................................  2006      0.944          1.005               --
                                                       2005      0.882          0.944               --
                                                       2004      0.842          0.882               --
                                                       2003      0.661          0.842               --
                                                       2002      0.883          0.661               --
                                                       2001      1.000          0.883               --

  Travelers Equity Income Subaccount (11/99).........  2006      1.139          1.197               --
                                                       2005      1.108          1.139           50,242
                                                       2004      1.025          1.108           50,242
                                                       2003      0.794          1.025           50,242
                                                       2002      0.937          0.794           31,990
                                                       2001      1.000          0.937               --

  Travelers Large Cap Subaccount (11/99).............  2006      0.921          0.949               --
                                                       2005      0.861          0.921           66,809
                                                       2004      0.821          0.861           66,825
                                                       2003      0.669          0.821           34,230
                                                       2002      0.881          0.669               --
                                                       2001      1.000          0.881               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.110          1.180               --
                                                       2005      1.045          1.110               --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.021          1.024               --
                                                       2005      1.000          1.021               --

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.055          1.092               --
                                                       2005      1.000          1.055               --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.088          1.135               --
                                                       2005      1.017          1.088               --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.031          1.051               --
                                                       2005      1.011          1.031               --

  Travelers Managed Income Subaccount (11/99)........  2006      1.092          1.081               --
                                                       2005      1.094          1.092           18,658
                                                       2004      1.081          1.094           18,670
                                                       2003      1.013          1.081           18,683
                                                       2002      1.007          1.013               --
                                                       2001      1.000          1.007               --

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      0.954          1.013               --
                                                       2005      0.865          0.954           41,110
                                                       2004      0.759          0.865           41,110
                                                       2003      0.636          0.759           41,110
                                                       2002      0.864          0.636           41,110
                                                       2001      1.000          0.864            5,157

  Travelers MFS Mid Cap Growth Subaccount (6/02).....  2006      0.845          0.894               --
                                                       2005      0.833          0.845               --
                                                       2004      0.741          0.833               --
                                                       2003      0.550          0.741               --
                                                       2002      0.626          0.550               --

  Travelers MFS Total Return Subaccount (11/99)......  2006      1.158          1.195               --
                                                       2005      1.143          1.158           98,576
                                                       2004      1.042          1.143          100,543
                                                       2003      0.908          1.042          103,218
                                                       2002      0.974          0.908           67,819
                                                       2001      1.000          0.974            4,530

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers MFS Value Subaccount (5/04)..............  2006      1.174          1.269               --
                                                       2005      1.121          1.174               --
                                                       2004      0.973          1.121               --

  Travelers Mondrian International Stock Subaccount
  (8/02).............................................  2006      1.312          1.507               --
                                                       2005      1.217          1.312               --
                                                       2004      1.069          1.217               --
                                                       2003      0.844          1.069               --
                                                       2002      0.845          0.844               --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.386          1.471               --
                                                       2005      1.329          1.386               --
                                                       2004      1.215          1.329               --
                                                       2003      1.000          1.215               --

  Travelers Pioneer Mid Cap Value Subaccount (6/05)..  2006      1.039          1.094               --
                                                       2005      1.000          1.039               --

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.116          1.127               --
                                                       2005      1.094          1.116               --
                                                       2004      0.983          1.094               --

  Travelers Strategic Equity Subaccount (11/99)......  2006      0.789          0.824               --
                                                       2005      0.786          0.789               --
                                                       2004      0.725          0.786               --
                                                       2003      0.556          0.725               --
                                                       2002      0.850          0.556               --
                                                       2001      1.000          0.850           33,901

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)..................................  2006      1.115          1.284               --
                                                       2005      1.000          1.115               --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.111          1.274               --
                                                       2005      1.005          1.111               --

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      0.860          0.893               --
                                                       2005      0.811          0.860               --
                                                       2004      0.793          0.811               --
                                                       2003      0.642          0.793               --
                                                       2002      0.923          0.642               --
                                                       2001      1.000          0.923               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2006      0.788          0.798           52,496
                                                       2005      0.742          0.788           54,264
                                                       2004      0.704          0.742           56,189
                                                       2003      0.562          0.704           58,238
                                                       2002      0.846          0.562           60,634
                                                       2001      1.000          0.846           41,025

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class) (11/99)..  2006      1.386          1.522           38,538
                                                       2005      1.205          1.386           28,491
                                                       2004      1.061          1.205           13,658
                                                       2003      0.840          1.061           13,658
                                                       2002      0.943          0.840           13,658
                                                       2001      1.000          0.943               --

  VIP Mid Cap Subaccount (Service Class 2) (5/02)....  2006      1.659          1.835           20,073
                                                       2005      1.428          1.659           20,268
                                                       2004      1.164          1.428           11,743
                                                       2003      0.856          1.164           10,595
                                                       2002      1.000          0.856            4,102




                         SEPARATE ACCOUNT CHARGES 1.65%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I) (4/06)..  2006      1.000          1.080               --

  AIM V.I. Premier Equity Subaccount (Series I)
  (5/01).............................................  2006      1.204          1.265               --
                                                       2005      1.159          1.204               --
                                                       2004      1.114          1.159               --
                                                       2003      1.000          1.114               --

AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.263          1.320               --
                                                       2005      1.227          1.263            8,872
                                                       2004      1.122          1.227            8,872
                                                       2003      1.000          1.122               --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.318          1.288               --
                                                       2005      1.167          1.318               --
                                                       2004      1.095          1.167               --
                                                       2003      1.000          1.095               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.490          1.765           20,310
                                                       2005      1.328          1.490           20,310
                                                       2004      1.189          1.328            2,250
                                                       2003      1.000          1.189            2,250

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.456          1.578           79,904
                                                       2005      1.274          1.456           80,074
                                                       2004      1.151          1.274           45,903
                                                       2003      1.000          1.151            8,969

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2006      1.298          1.471           39,714
                                                       2005      1.247          1.298           53,706
                                                       2004      1.149          1.247           40,061
                                                       2003      1.000          1.149           13,704

Capital Appreciation Fund
  Capital Appreciation Fund (6/02)...................  2006      1.567          1.551               --
                                                       2005      1.348          1.567               --
                                                       2004      1.147          1.348               --
                                                       2003      1.000          1.147               --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/02).............................................  2006      1.560          2.035               --
                                                       2005      1.480          1.560               --
                                                       2004      1.145          1.480               --
                                                       2003      1.000          1.145               --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.308          1.422               --
                                                       2005      1.207          1.308               --
                                                       2004      1.074          1.207               --
                                                       2003      0.996          1.074               --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.305          1.454               --
                                                       2005      1.205          1.305           23,564
                                                       2004      1.067          1.205           23,566
                                                       2003      1.016          1.067               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2006      1.034          1.202               --
                                                       2005      0.984          1.034               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2006      1.350          1.443            8,300
                                                       2005      1.310          1.350            8,300
                                                       2004      1.194          1.310            8,300
                                                       2003      1.000          1.194               --

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (6/02)..........................................  2006      1.348          1.570               --
                                                       2005      1.240          1.348           20,440
                                                       2004      1.119          1.240            1,424
                                                       2003      1.000          1.119               --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2006      1.945          2.451           14,717
                                                       2005      1.552          1.945           14,717
                                                       2004      1.265          1.552               --
                                                       2003      1.000          1.265               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2006      1.488          1.777           20,764
                                                       2005      1.373          1.488           20,764
                                                       2004      1.177          1.373           20,764
                                                       2003      1.000          1.177            2,264

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (7/02)...................................  2006      1.422          1.703               --
                                                       2005      1.327          1.422               --
                                                       2004      1.163          1.327               --
                                                       2003      1.000          1.163               --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2006      1.493          1.665            8,371
                                                       2005      1.355          1.493            8,559
                                                       2004      1.144          1.355            8,759
                                                       2003      1.000          1.144           10,247

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.358          1.524               --
                                                       2005      1.328          1.358               --
                                                       2004      1.175          1.328               --
                                                       2003      1.000          1.175               --

Legg Mason Partners Investment Series
  LMPIS Dividend Strategy Subaccount (5/01)..........  2006      1.101          1.278           10,415
                                                       2005      1.122          1.101           10,415
                                                       2004      1.103          1.122           10,415
                                                       2003      1.000          1.103               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2006      1.220          1.288               --
                                                       2005      1.167          1.220               --
                                                       2004      1.153          1.167               --
                                                       2003      1.000          1.153               --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunties Subaccount
  (5/01).............................................  2006      1.451          1.611               --
                                                       2005      1.406          1.451               --
                                                       2004      1.237          1.406               --
                                                       2003      1.000          1.237               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2006      1.278          1.485            7,271
                                                       2005      1.248          1.278            7,436
                                                       2004      1.172          1.248            7,611
                                                       2003      1.000          1.172            8,908

  LMPVPI Investors Subaccount (Class I) (11/99)......  2006      1.307          1.521            1,353
                                                       2005      1.247          1.307            1,441
                                                       2004      1.149          1.247            1,401
                                                       2003      1.000          1.149               --

  LMPVPI Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2006      1.447          1.605            7,863
                                                       2005      1.402          1.447            7,863
                                                       2004      1.239          1.402            7,863
                                                       2003      1.000          1.239               --

Legg Mason Partners Variable Portfolios II
  LMPVPII Appreciation Subaccount (11/99)............  2006      1.231          1.390           65,331
                                                       2005      1.200          1.231           65,339
                                                       2004      1.121          1.200           65,346
                                                       2003      1.000          1.121               --

  LMPVPII Diversified Strategic Income Subaccount
  (11/99)............................................  2006      1.122          1.163           20,119
                                                       2005      1.112          1.122           20,119
                                                       2004      1.059          1.112           20,119
                                                       2003      1.000          1.059            4,821

  LMPVPII Equity Index Subaccount (Class II)
  (11/99)............................................  2006      1.258          1.425               --
                                                       2005      1.227          1.258               --
                                                       2004      1.132          1.227               --
                                                       2003      1.000          1.132               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPII Fundamental Value Subaccount (12/99).......  2006      1.284          1.476           18,742
                                                       2005      1.246          1.284           18,906
                                                       2004      1.171          1.246           19,082
                                                       2003      1.000          1.171            8,914

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount (9/03)..  2006      1.001          1.025           31,444
                                                       2005      0.994          1.001           31,450
                                                       2004      0.999          0.994           31,456
                                                       2003      1.000          0.999               --

  LMPVPIII Aggressive Growth Subaccount (11/99)......  2006      1.351          1.446           32,702
                                                       2005      1.230          1.351           32,845
                                                       2004      1.138          1.230           33,095
                                                       2003      1.000          1.138            9,106

  LMPVPIII High Income Subaccount (11/99)............  2006      1.210          1.320            1,573
                                                       2005      1.198          1.210            1,577
                                                       2004      1.103          1.198            1,456
                                                       2003      1.000          1.103               --

  LMPVPIII International All Cap Growth Subaccount
  (11/99)............................................  2006      1.498          1.854               --
                                                       2005      1.363          1.498               --
                                                       2004      1.176          1.363               --
                                                       2003      1.000          1.176               --

  LMPVPIII Large Cap Growth Subaccount (11/99).......  2006      1.196          1.231               --
                                                       2005      1.156          1.196               --
                                                       2004      1.171          1.156               --
                                                       2003      1.000          1.171               --

  LMPVPIII Large Cap Value Subaccount (11/99)........  2006      1.310          1.524               --
                                                       2005      1.250          1.310               --
                                                       2004      1.149          1.250               --
                                                       2003      1.000          1.149               --

  LMPVPIII Mid Cap Core Subaccount (11/99)...........  2006      1.343          1.516               --
                                                       2005      1.260          1.343               --
                                                       2004      1.160          1.260               --
                                                       2003      1.000          1.160               --

  LMPVPIII Money Market Subaccount (11/99)...........  2006      0.999          1.028           11,296
                                                       2005      0.988          0.999           11,302
                                                       2004      0.996          0.988           11,307
                                                       2003      1.000          0.996            7,502

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios IV
  LMPVPIV Multiple Discipline Subaccount-All Cap
  Growth and Value (10/02)...........................  2006      1.228          1.372           36,525
                                                       2005      1.186          1.228           37,469
                                                       2004      1.131          1.186          128,807
                                                       2003      1.000          1.131           54,893

  LMPVPIV Multiple Discipline Subaccount-Balanced All
  Cap Growth and Value (10/02).......................  2006      1.155          1.256               --
                                                       2005      1.127          1.155               --
                                                       2004      1.091          1.127               --
                                                       2003      1.000          1.091               --

  LMPVPIV Multiple Discipline Subaccount-Global All
  Cap Growth and Value (10/02).......................  2006      1.298          1.471               --
                                                       2005      1.238          1.298               --
                                                       2004      1.142          1.238               --
                                                       2003      1.000          1.142               --

  LMPVPIV Multiple Discipline Subaccount-Large Cap
  Growth and Value (10/02)...........................  2006      1.202          1.328               --
                                                       2005      1.180          1.202               --
                                                       2004      1.124          1.180               --
                                                       2003      1.000          1.124               --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2006      1.285          1.483           19,273
                                                       2005      1.266          1.285           19,273
                                                       2004      1.142          1.266               --
                                                       2003      1.000          1.142               --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.504          1.660           17,042
                                                       2005      1.413          1.504           17,042
                                                       2004      1.158          1.413            2,357
                                                       2003      1.000          1.158            2,357

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2006      1.456          1.541               --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.274          1.357               --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2006      1.635          1.801               --

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.551          1.589               --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2006      1.001          1.075           41,031

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2006      1.002          1.072               --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.358          1.341            9,975

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2006      1.283          1.273               --

  MIST MFS Value Subaccount (Class A) (4/06).........  2006      1.268          1.400           18,198

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2006      1.003          1.220               --

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2006      1.365          1.467               --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.094          1.151               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2006      1.126          1.166               --

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2006      1.003          1.028           34,167

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2006      1.365          1.332               --

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2006      1.030          1.068            1,853

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2006      1.271          1.306               --

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2006      1.299          1.316               --

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2006      1.324          1.357           17,244

  MSF MetLife Aggressive Allocation Subaccount
  (4/06).............................................  2006      1.002          1.060               --

  MSF MetLife Conservative Allocation Subaccount
  (4/06).............................................  2006      1.001          1.042               --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)..................................  2006      1.002          1.049               --

  MSF MetLife Moderate Allocation Subaccount (4/06)..  2006      1.002          1.054               --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)..................................  2006      1.002          1.059               --

  MSF MFS Total Return Subaccount (Class F) (4/06)...  2006      1.238          1.323           32,589

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.051               --

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2006      0.998          1.068               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.127          1.116           16,354
                                                       2005      1.122          1.127           16,226
                                                       2004      1.048          1.122           16,081
                                                       2003      1.000          1.048           14,532

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2006      1.067          1.090           10,555
                                                       2005      1.059          1.067           10,467
                                                       2004      1.026          1.059           10,318
                                                       2003      1.000          1.026               --

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (6/01).............................................  2006      1.259          1.376               --
                                                       2005      1.194          1.259               --
                                                       2004      1.128          1.194               --
                                                       2003      1.000          1.128               --

  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2006      1.491          1.874               --
                                                       2005      1.351          1.491               --
                                                       2004      1.182          1.351               --
                                                       2003      1.000          1.182               --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2006      1.619          1.868            2,258
                                                       2005      1.537          1.619            2,258
                                                       2004      1.238          1.537            2,258
                                                       2003      1.000          1.238            2,258

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (6/01).............................................  2006      1.276          1.358               --
                                                       2005      1.193          1.276            9,975
                                                       2004      1.138          1.193            9,975
                                                       2003      1.000          1.138               --

  Travelers Equity Income Subaccount (11/99).........  2006      1.260          1.324               --
                                                       2005      1.226          1.260           31,418
                                                       2004      1.134          1.226               --
                                                       2003      1.000          1.134               --

  Travelers Large Cap Subaccount (11/99).............  2006      1.260          1.299               --
                                                       2005      1.179          1.260               --
                                                       2004      1.125          1.179               --
                                                       2003      1.000          1.125               --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.109          1.179               --
                                                       2005      1.045          1.109               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.020          1.024               --
                                                       2005      1.000          1.020               --

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.054          1.092               --
                                                       2005      1.000          1.054               --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.087          1.134               --
                                                       2005      1.017          1.087               --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.031          1.051               --
                                                       2005      1.011          1.031               --

  Travelers Managed Income Subaccount (11/99)........  2006      1.040          1.030               --
                                                       2005      1.043          1.040           18,671
                                                       2004      1.031          1.043            1,859
                                                       2003      1.000          1.031               --

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.371          1.456               --
                                                       2005      1.244          1.371               --
                                                       2004      1.091          1.244               --
                                                       2003      1.000          1.091               --

  Travelers MFS Mid Cap Growth Subaccount (6/02).....  2006      1.290          1.365               --
                                                       2005      1.272          1.290               --
                                                       2004      1.134          1.272               --
                                                       2003      1.000          1.134               --

  Travelers MFS Total Return Subaccount (11/99)......  2006      1.200          1.238               --
                                                       2005      1.185          1.200           47,400
                                                       2004      1.080          1.185           15,424
                                                       2003      1.000          1.080           16,798

  Travelers MFS Value Subaccount (5/04)..............  2006      1.173          1.268               --
                                                       2005      1.120          1.173           18,198
                                                       2004      0.973          1.120               --

  Travelers Mondrian International Stock Subaccount
  (8/02).............................................  2006      1.423          1.635               --
                                                       2005      1.321          1.423               --
                                                       2004      1.160          1.321               --
                                                       2003      1.000          1.160               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.286          1.365               --
                                                       2005      1.234          1.286               --
                                                       2004      1.129          1.234               --
                                                       2003      1.000          1.129               --

  Travelers Pioneer Mid Cap Value Subaccount (6/05)..  2006      1.039          1.094               --
                                                       2005      1.000          1.039               --

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.115          1.126               --
                                                       2005      1.094          1.115               --
                                                       2004      0.983          1.094               --

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.217          1.270               --
                                                       2005      1.213          1.217               --
                                                       2004      1.118          1.213               --
                                                       2003      1.000          1.118               --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)..................................  2006      1.115          1.283               --
                                                       2005      1.000          1.115               --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.111          1.274               --
                                                       2005      1.005          1.111               --

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      1.225          1.271               --
                                                       2005      1.155          1.225               --
                                                       2004      1.130          1.155               --
                                                       2003      1.000          1.130               --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2006      1.249          1.264              483
                                                       2005      1.176          1.249              449
                                                       2004      1.117          1.176              445
                                                       2003      1.000          1.117               --

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class) (11/99)..  2006      1.490          1.636               --
                                                       2005      1.297          1.490               --
                                                       2004      1.143          1.297               --
                                                       2003      1.000          1.143               --

  VIP Mid Cap Subaccount (Service Class 2) (5/02)....  2006      1.708          1.889            7,604
                                                       2005      1.471          1.708            7,641
                                                       2004      1.200          1.471            7,739
                                                       2003      1.000          1.200               --

                         SEPARATE ACCOUNT CHARGES 1.70%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I) (4/06)..  2006      1.000          1.079            10,084

  AIM V.I. Premier Equity Subaccount (Series I)
  (5/01).............................................  2006      1.279          1.343                --
                                                       2005      1.232          1.279             7,507
                                                       2004      1.184          1.232             7,507
                                                       2003      0.963          1.184             7,513
                                                       2002      1.000          0.963                --

AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.403          1.466                --
                                                       2005      1.365          1.403           278,689
                                                       2004      1.248          1.365           278,298
                                                       2003      0.960          1.248           274,945
                                                       2002      1.000          0.960                --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.383          1.351                --
                                                       2005      1.224          1.383            66,697
                                                       2004      1.150          1.224            55,748
                                                       2003      0.948          1.150            30,046
                                                       2002      1.000          0.948                --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.639          1.940           792,741
                                                       2005      1.461          1.639           758,580
                                                       2004      1.309          1.461           787,624
                                                       2003      0.985          1.309           654,083
                                                       2002      1.000          0.985                --

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.633          1.769         3,502,939
                                                       2005      1.429          1.633         2,735,043
                                                       2004      1.292          1.429         2,579,701
                                                       2003      0.961          1.292         2,250,697
                                                       2002      1.000          0.961                --

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2006      1.428          1.617         3,571,840
                                                       2005      1.372          1.428         3,003,914
                                                       2004      1.265          1.372         3,077,206
                                                       2003      0.971          1.265         2,663,026
                                                       2002      1.000          0.971                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Capital Appreciation Fund
  Capital Appreciation Fund (6/02)...................  2006      1.624          1.607                --
                                                       2005      1.398          1.624                --
                                                       2004      1.189          1.398                --
                                                       2003      0.969          1.189                --
                                                       2002      1.000          0.969                --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/02).............................................  2006      1.803          2.351                --
                                                       2005      1.711          1.803                --
                                                       2004      1.325          1.711                --
                                                       2003      1.005          1.325                --
                                                       2002      1.000          1.005                --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.306          1.420                --
                                                       2005      1.206          1.306                --
                                                       2004      1.074          1.206                --
                                                       2003      1.000          1.074                --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.304          1.453                --
                                                       2005      1.204          1.304            39,004
                                                       2004      1.067          1.204                --
                                                       2003      1.000          1.067                --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2006      1.033          1.201            78,237
                                                       2005      0.984          1.033            12,666

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2006      1.476          1.577           333,004
                                                       2005      1.433          1.476           340,702
                                                       2004      1.307          1.433           400,767
                                                       2003      0.969          1.307           253,481
                                                       2002      1.000          0.969                --

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (6/02)..........................................  2006      1.473          1.714                --
                                                       2005      1.355          1.473           745,564
                                                       2004      1.223          1.355           767,027
                                                       2003      0.994          1.223           626,085
                                                       2002      1.000          0.994                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2006      2.220          2.796            64,701
                                                       2005      1.772          2.220            34,184
                                                       2004      1.445          1.772            27,010
                                                       2003      1.000          1.445            17,279

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2006      1.623          1.937           515,482
                                                       2005      1.498          1.623           399,556
                                                       2004      1.285          1.498           318,548
                                                       2003      0.989          1.285           211,933
                                                       2002      1.000          0.989                --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (7/02)...................................  2006      1.549          1.855                --
                                                       2005      1.447          1.549            23,282
                                                       2004      1.269          1.447                --
                                                       2003      0.977          1.269                --
                                                       2002      1.000          0.977                --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2006      1.699          1.893            23,715
                                                       2005      1.543          1.699            20,184
                                                       2004      1.302          1.543            20,078
                                                       2003      0.983          1.302            38,596
                                                       2002      1.000          0.983                --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.540          1.726                --
                                                       2005      1.506          1.540            96,663
                                                       2004      1.333          1.506            40,270
                                                       2003      1.000          1.333            17,332

Legg Mason Partners Investment Series
  LMPIS Dividend Strategy Subaccount (5/01)..........  2006      1.166          1.352           105,736
                                                       2005      1.188          1.166           112,386
                                                       2004      1.169          1.188           117,045
                                                       2003      0.963          1.169           142,220
                                                       2002      1.000          0.963                --

  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2006      1.340          1.414            67,566
                                                       2005      1.282          1.340            67,824
                                                       2004      1.267          1.282            63,650
                                                       2003      0.960          1.267            65,605
                                                       2002      1.000          0.960                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunties Subaccount
  (5/01).............................................  2006      1.595          1.770           160,880
                                                       2005      1.546          1.595           685,456
                                                       2004      1.360          1.546           380,202
                                                       2003      0.975          1.360           839,937
                                                       2002      1.000          0.975                --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2006      1.430          1.660           228,989
                                                       2005      1.397          1.430           233,190
                                                       2004      1.312          1.397           850,268
                                                       2003      0.960          1.312           241,329
                                                       2002      1.000          0.960                --

  LMPVPI Investors Subaccount (Class I) (11/99)......  2006      1.418          1.648           329,858
                                                       2005      1.353          1.418           830,306
                                                       2004      1.247          1.353           748,123
                                                       2003      0.959          1.247           304,233
                                                       2002      1.000          0.959                --

  LMPVPI Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2006      1.657          1.837            89,670
                                                       2005      1.607          1.657           805,080
                                                       2004      1.420          1.607           510,329
                                                       2003      0.970          1.420           189,226
                                                       2002      1.000          0.970                --

Legg Mason Partners Variable Portfolios II
  LMPVPII Appreciation Subaccount (11/99)............  2006      1.312          1.481         1,656,592
                                                       2005      1.280          1.312         1,688,117
                                                       2004      1.196          1.280         1,974,561
                                                       2003      0.977          1.196         1,568,279
                                                       2002      1.000          0.977                --

  LMPVPII Diversified Strategic Income Subaccount
  (11/99)............................................  2006      1.174          1.217           419,637
                                                       2005      1.165          1.174           498,541
                                                       2004      1.110          1.165           551,337
                                                       2003      1.010          1.110           402,450
                                                       2002      1.000          1.010                --

  LMPVPII Equity Index Subaccount (Class II)
  (11/99)............................................  2006      1.349          1.527           665,380
                                                       2005      1.316          1.349           715,801
                                                       2004      1.214          1.316           719,269
                                                       2003      0.967          1.214           584,084
                                                       2002      1.000          0.967                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPII Fundamental Value Subaccount (12/99).......  2006      1.443          1.657         1,363,726
                                                       2005      1.401          1.443         1,429,327
                                                       2004      1.316          1.401         1,416,478
                                                       2003      0.966          1.316         1,209,826
                                                       2002      1.000          0.966                --

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount (9/03)..  2006      0.999          1.023           141,144
                                                       2005      0.993          0.999           155,157
                                                       2004      0.998          0.993           214,266
                                                       2003      1.000          0.998            12,695

  LMPVPIII Aggressive Growth Subaccount (11/99)......  2006      1.492          1.596         2,515,177
                                                       2005      1.359          1.492         2,695,865
                                                       2004      1.258          1.359         2,681,084
                                                       2003      0.951          1.258         2,348,327
                                                       2002      1.000          0.951                --

  LMPVPIII High Income Subaccount (11/99)............  2006      1.384          1.510         1,064,786
                                                       2005      1.372          1.384         1,236,584
                                                       2004      1.263          1.372         1,350,377
                                                       2003      1.007          1.263         1,324,955
                                                       2002      1.000          1.007                --

  LMPVPIII International All Cap Growth Subaccount
  (11/99)............................................  2006      1.572          1.946             9,395
                                                       2005      1.432          1.572             9,395
                                                       2004      1.235          1.432             9,395
                                                       2003      0.986          1.235             7,447
                                                       2002      1.000          0.986                --

  LMPVPIII Large Cap Growth Subaccount (11/99).......  2006      1.401          1.441           493,735
                                                       2005      1.354          1.401           507,167
                                                       2004      1.373          1.354           692,951
                                                       2003      0.946          1.373         1,211,949
                                                       2002      1.000          0.946                --

  LMPVPIII Large Cap Value Subaccount (11/99)........  2006      1.385          1.610            65,354
                                                       2005      1.322          1.385            65,360
                                                       2004      1.216          1.322            65,366
                                                       2003      0.969          1.216            50,490
                                                       2002      1.000          0.969                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPIII Mid Cap Core Subaccount (11/99)...........  2006      1.441          1.626           474,656
                                                       2005      1.353          1.441           517,999
                                                       2004      1.246          1.353           594,928
                                                       2003      0.977          1.246           637,653
                                                       2002      1.000          0.977                --

  LMPVPIII Money Market Subaccount (11/99)...........  2006      0.992          1.020           421,138
                                                       2005      0.981          0.992           435,996
                                                       2004      0.989          0.981           554,324
                                                       2003      1.000          0.989           409,539
                                                       2002      1.000          1.000                --

Legg Mason Partners Variable Portfolios IV
  LMPVPIV Multiple Discipline Subaccount-All Cap
  Growth and Value (10/02)...........................  2006      1.359          1.518         3,609,635
                                                       2005      1.313          1.359         4,123,644
                                                       2004      1.253          1.313         5,900,463
                                                       2003      0.969          1.253         5,473,174
                                                       2002      1.000          0.969                --

  LMPVPIV Multiple Discipline Subaccount-Balanced All
  Cap Growth and Value (10/02).......................  2006      1.243          1.350         3,720,058
                                                       2005      1.212          1.243         4,066,974
                                                       2004      1.174          1.212         4,297,291
                                                       2003      0.980          1.174         4,077,904
                                                       2002      1.000          0.980                --

  LMPVPIV Multiple Discipline Subaccount-Global All
  Cap Growth and Value (10/02).......................  2006      1.414          1.601         1,136,769
                                                       2005      1.350          1.414         1,181,975
                                                       2004      1.245          1.350         1,205,980
                                                       2003      0.963          1.245           651,484
                                                       2002      1.000          0.963                --

  LMPVPIV Multiple Discipline Subaccount-Large Cap
  Growth and Value (10/02)...........................  2006      1.303          1.439           376,785
                                                       2005      1.280          1.303           540,577
                                                       2004      1.220          1.280           595,072
                                                       2003      0.962          1.220           464,788
                                                       2002      1.000          0.962                --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2006      1.396          1.610           146,591
                                                       2005      1.376          1.396           159,138
                                                       2004      1.242          1.376           155,691
                                                       2003      1.000          1.242           165,186

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.631          1.800           453,132
                                                       2005      1.533          1.631           548,625
                                                       2004      1.257          1.533           349,075
                                                       2003      1.000          1.257           233,188

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2006      1.545          1.635            14,462

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.273          1.356            17,867

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2006      1.781          1.962           225,978

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.607          1.646             5,514

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2006      1.001          1.075         1,449,154

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2006      1.002          1.071            15,040

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.465          1.446            36,432

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2006      1.282          1.272             2,536

  MIST MFS Value Subaccount (Class A) (4/06).........  2006      1.266          1.398           179,059

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2006      1.003          1.219            42,821

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2006      1.467          1.576            66,567

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.093          1.150             1,917

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2006      1.125          1.165           264,315

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2006      1.003          1.028           211,704

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2006      1.578          1.540           178,008

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2006      1.079          1.119           746,775

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2006      1.340          1.377            90,355

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2006      1.366          1.384           131,001

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2006      1.441          1.477           475,500

  MSF MetLife Aggressive Allocation Subaccount
  (4/06).............................................  2006      1.002          1.060                --

  MSF MetLife Conservative Allocation Subaccount
  (4/06).............................................  2006      1.001          1.042                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)..................................  2006      1.002          1.049                --

  MSF MetLife Moderate Allocation Subaccount (4/06)..  2006      1.002          1.054           186,007

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)..................................  2006      1.002          1.059           498,149

  MSF MFS Total Return Subaccount (Class F) (4/06)...  2006      1.293          1.381         3,464,780

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.050            42,554

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2006      0.998          1.068            91,869

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.124          1.113           829,088
                                                       2005      1.120          1.124           937,483
                                                       2004      1.046          1.120           683,405
                                                       2003      1.000          1.046           441,127

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2006      1.085          1.108         2,018,357
                                                       2005      1.078          1.085         2,175,094
                                                       2004      1.045          1.078         1,865,307
                                                       2003      1.012          1.045         1,565,806
                                                       2002      1.000          1.012                --

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (6/01).............................................  2006      1.387          1.515                --
                                                       2005      1.315          1.387                --
                                                       2004      1.244          1.315                --
                                                       2003      0.958          1.244                --
                                                       2002      1.000          0.958                --

  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2006      1.584          1.989            50,598
                                                       2005      1.436          1.584            56,844
                                                       2004      1.257          1.436            63,658
                                                       2003      0.994          1.257            71,934
                                                       2002      1.000          0.994                --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2006      1.877          2.164           128,843
                                                       2005      1.783          1.877           129,682
                                                       2004      1.437          1.783           110,711
                                                       2003      0.977          1.437           158,071
                                                       2002      1.000          0.977                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (6/01).............................................  2006      1.376          1.465                --
                                                       2005      1.287          1.376            37,213
                                                       2004      1.229          1.287            37,900
                                                       2003      0.967          1.229            24,862
                                                       2002      1.000          0.967                --

  Travelers Equity Income Subaccount (11/99).........  2006      1.372          1.441                --
                                                       2005      1.335          1.372           502,032
                                                       2004      1.236          1.335           490,550
                                                       2003      0.958          1.236           442,757
                                                       2002      1.000          0.958                --

  Travelers Large Cap Subaccount (11/99).............  2006      1.326          1.366                --
                                                       2005      1.241          1.326            75,113
                                                       2004      1.185          1.241            76,344
                                                       2003      0.967          1.185            80,851
                                                       2002      1.000          0.967                --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.109          1.179                --
                                                       2005      1.045          1.109                --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.020          1.023                --
                                                       2005      1.000          1.020                --

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.054          1.091                --
                                                       2005      1.000          1.054                --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.087          1.133                --
                                                       2005      1.017          1.087                --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.031          1.050                --
                                                       2005      1.011          1.031                --

  Travelers Managed Income Subaccount (11/99)........  2006      1.090          1.079                --
                                                       2005      1.093          1.090           890,274
                                                       2004      1.081          1.093           909,241
                                                       2003      1.014          1.081           746,549
                                                       2002      1.000          1.014                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.455          1.545                --
                                                       2005      1.321          1.455             7,303
                                                       2004      1.159          1.321             1,129
                                                       2003      0.973          1.159             1,167
                                                       2002      1.000          0.973                --

  Travelers MFS Mid Cap Growth Subaccount (6/02).....  2006      1.492          1.578                --
                                                       2005      1.472          1.492           178,368
                                                       2004      1.313          1.472                --
                                                       2003      0.974          1.313                --
                                                       2002      1.000          0.974                --

  Travelers MFS Total Return Subaccount (11/99)......  2006      1.253          1.293                --
                                                       2005      1.238          1.253         3,605,264
                                                       2004      1.130          1.238         3,726,016
                                                       2003      0.986          1.130         3,132,765
                                                       2002      1.000          0.986                --

  Travelers MFS Value Subaccount (5/04)..............  2006      1.172          1.266                --
                                                       2005      1.120          1.172            80,088
                                                       2004      0.972          1.120            38,582

  Travelers Mondrian International Stock Subaccount
  (8/02).............................................  2006      1.551          1.781                --
                                                       2005      1.441          1.551           199,351
                                                       2004      1.266          1.441           186,526
                                                       2003      1.001          1.266           159,369
                                                       2002      1.000          1.001                --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.383          1.467                --
                                                       2005      1.327          1.383            66,766
                                                       2004      1.214          1.327            67,142
                                                       2003      1.000          1.214            81,924

  Travelers Pioneer Mid Cap Value Subaccount (6/05)..  2006      1.039          1.093                --
                                                       2005      1.000          1.039                --

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.114          1.125                --
                                                       2005      1.093          1.114           235,763
                                                       2004      0.983          1.093             9,154

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.374          1.433                --
                                                       2005      1.369          1.374            64,556
                                                       2004      1.263          1.369            64,556
                                                       2003      0.970          1.263            98,016
                                                       2002      1.000          0.970                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)..................................  2006      1.114          1.282                --
                                                       2005      1.000          1.114                --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.110          1.273                --
                                                       2005      1.005          1.110                --

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      1.292          1.340                --
                                                       2005      1.219          1.292            90,759
                                                       2004      1.193          1.219            70,910
                                                       2003      0.966          1.193            63,188
                                                       2002      1.000          0.966                --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2006      1.342          1.357           101,910
                                                       2005      1.264          1.342           105,175
                                                       2004      1.201          1.264           113,104
                                                       2003      0.960          1.201           108,743
                                                       2002      1.000          0.960                --

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class) (11/99)..  2006      1.630          1.789           599,240
                                                       2005      1.419          1.630           462,836
                                                       2004      1.251          1.419           394,970
                                                       2003      0.992          1.251           351,457
                                                       2002      1.000          0.992                --

  VIP Mid Cap Subaccount (Service Class 2) (5/02)....  2006      1.907          2.107           545,811
                                                       2005      1.643          1.907           505,427
                                                       2004      1.341          1.643           365,016
                                                       2003      0.986          1.341           297,852
                                                       2002      1.000          0.986                --




                         SEPARATE ACCOUNT CHARGES 1.75%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I) (4/06)..  2006      1.000          1.079               --

  AIM V.I. Premier Equity Subaccount (Series I)
  (5/01).............................................  2006      0.824          0.865               --
                                                       2005      0.794          0.824               --
                                                       2004      0.764          0.794               --
                                                       2003      0.621          0.764               --
                                                       2002      0.907          0.621               --
                                                       2001      1.000          0.907               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.147          1.198               --
                                                       2005      1.116          1.147            5,534
                                                       2004      1.021          1.116            5,534
                                                       2003      0.786          1.021            7,774
                                                       2002      1.000          0.786               --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      0.876          0.855               --
                                                       2005      0.776          0.876               --
                                                       2004      0.729          0.776               --
                                                       2003      0.601          0.729               --
                                                       2002      0.885          0.601               --
                                                       2001      1.000          0.885               --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.244          1.472          319,977
                                                       2005      1.110          1.244          262,928
                                                       2004      0.995          1.110          193,859
                                                       2003      0.749          0.995           44,490
                                                       2002      0.893          0.749           28,091
                                                       2001      1.000          0.893           24,696

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.097          1.189          766,911
                                                       2005      0.961          1.097          649,471
                                                       2004      0.869          0.961          573,303
                                                       2003      0.647          0.869          282,266
                                                       2002      0.871          0.647          273,031
                                                       2001      1.000          0.871          140,369

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2006      1.127          1.276          726,723
                                                       2005      1.084          1.127          629,208
                                                       2004      0.999          1.084          592,766
                                                       2003      0.768          0.999          346,058
                                                       2002      0.957          0.768          234,659
                                                       2001      1.000          0.957          115,327

Capital Appreciation Fund
  Capital Appreciation Fund (6/02)...................  2006      1.302          1.287               --
                                                       2005      1.121          1.302           57,366
                                                       2004      0.954          1.121           46,565
                                                       2003      0.777          0.954               --
                                                       2002      0.877          0.777               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/02).............................................  2006      1.709          2.227               --
                                                       2005      1.623          1.709           87,314
                                                       2004      1.257          1.623           24,865
                                                       2003      0.954          1.257               --
                                                       2002      1.047          0.954               --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.305          1.419               --
                                                       2005      1.205          1.305           11,937
                                                       2004      1.074          1.205              692
                                                       2003      1.000          1.074               --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.302          1.451               --
                                                       2005      1.203          1.302            5,851
                                                       2004      1.067          1.203            5,851
                                                       2003      1.000          1.067               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2006      1.033          1.200               --
                                                       2005      0.984          1.033               --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2006      0.991          1.058           60,977
                                                       2005      0.962          0.991           60,977
                                                       2004      0.878          0.962           60,977
                                                       2003      0.651          0.878           60,977
                                                       2002      0.929          0.651           63,749
                                                       2001      1.000          0.929           63,749

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (6/02)..........................................  2006      1.246          1.450               --
                                                       2005      1.147          1.246           87,293
                                                       2004      1.036          1.147           51,019
                                                       2003      0.843          1.036               --
                                                       2002      1.000          0.843               --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2006      2.217          2.791           23,412
                                                       2005      1.770          2.217           26,621
                                                       2004      1.444          1.770            2,155
                                                       2003      1.000          1.444               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2006      1.172          1.398           76,084
                                                       2005      1.082          1.172           61,169
                                                       2004      0.929          1.082           77,269
                                                       2003      0.715          0.929           77,269
                                                       2002      0.894          0.715           77,269
                                                       2001      1.000          0.894          142,176

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (7/02)...................................  2006      1.251          1.497               --
                                                       2005      1.169          1.251          248,697
                                                       2004      1.026          1.169          179,247
                                                       2003      0.790          1.026           34,635
                                                       2002      0.831          0.790               --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2006      0.957          1.065            3,461
                                                       2005      0.869          0.957               --
                                                       2004      0.734          0.869               --
                                                       2003      0.554          0.734               --
                                                       2002      0.785          0.554               --
                                                       2001      1.000          0.785               --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.538          1.723               --
                                                       2005      1.505          1.538           16,559
                                                       2004      1.333          1.505            4,699
                                                       2003      1.000          1.333               --

Legg Mason Partners Investment Series
  LMPIS Dividend Strategy Subaccount (5/01)..........  2006      0.790          0.915               --
                                                       2005      0.805          0.790               --
                                                       2004      0.793          0.805               --
                                                       2003      0.653          0.793               --
                                                       2002      0.898          0.653               --
                                                       2001      1.000          0.898               --

  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2006      0.912          0.962               --
                                                       2005      0.873          0.912               --
                                                       2004      0.864          0.873               --
                                                       2003      0.655          0.864               --
                                                       2002      0.910          0.655               --
                                                       2001      1.000          0.910               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunties Subaccount
  (5/01).............................................  2006      1.116          1.238            9,808
                                                       2005      1.083          1.116           13,465
                                                       2004      0.953          1.083           15,552
                                                       2003      0.683          0.953           15,043
                                                       2002      0.935          0.683               --
                                                       2001      1.000          0.935               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2006      1.029          1.194          144,656
                                                       2005      1.006          1.029          144,661
                                                       2004      0.946          1.006          173,299
                                                       2003      0.692          0.946           96,506
                                                       2002      0.940          0.692           99,440
                                                       2001      1.000          0.940           95,599

  LMPVPI Investors Subaccount (Class I) (11/99)......  2006      1.038          1.206          241,979
                                                       2005      0.991          1.038          264,206
                                                       2004      0.914          0.991          249,886
                                                       2003      0.703          0.914          178,682
                                                       2002      0.929          0.703          180,225
                                                       2001      1.000          0.929          180,225

  LMPVPI Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2006      1.021          1.131          155,837
                                                       2005      0.990          1.021          124,171
                                                       2004      0.875          0.990          117,830
                                                       2003      0.598          0.875           84,031
                                                       2002      0.933          0.598           15,870
                                                       2001      1.000          0.933               --

Legg Mason Partners Variable Portfolios II
  LMPVPII Appreciation Subaccount (11/99)............  2006      1.019          1.149          397,343
                                                       2005      0.994          1.019          421,012
                                                       2004      0.930          0.994          428,532
                                                       2003      0.760          0.930          434,776
                                                       2002      0.937          0.760          180,254
                                                       2001      1.000          0.937          131,084

  LMPVPII Diversified Strategic Income Subaccount
  (11/99)............................................  2006      1.190          1.232          100,103
                                                       2005      1.181          1.190          100,103
                                                       2004      1.126          1.181          100,103
                                                       2003      1.025          1.126          100,103
                                                       2002      0.995          1.025           96,368
                                                       2001      1.000          0.995           70,809

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPII Equity Index Subaccount (Class II)
  (11/99)............................................  2006      0.969          1.096           94,023
                                                       2005      0.946          0.969           85,338
                                                       2004      0.873          0.946           70,424
                                                       2003      0.695          0.873               --
                                                       2002      0.912          0.695               --
                                                       2001      1.000          0.912               --

  LMPVPII Fundamental Value Subaccount (12/99).......  2006      1.056          1.212          403,508
                                                       2005      1.025          1.056          405,141
                                                       2004      0.964          1.025          405,223
                                                       2003      0.708          0.964          406,144
                                                       2002      0.915          0.708          248,650
                                                       2001      1.000          0.915          112,362

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount (9/03)..  2006      0.998          1.021          111,373
                                                       2005      0.992          0.998          110,118
                                                       2004      0.998          0.992          139,310
                                                       2003      1.000          0.998               --

  LMPVPIII Aggressive Growth Subaccount (11/99)......  2006      0.946          1.011          170,615
                                                       2005      0.862          0.946          208,454
                                                       2004      0.798          0.862          208,538
                                                       2003      0.604          0.798          209,506
                                                       2002      0.912          0.604          215,216
                                                       2001      1.000          0.912          192,938

  LMPVPIII High Income Subaccount (11/99)............  2006      1.214          1.324          103,593
                                                       2005      1.204          1.214          103,186
                                                       2004      1.109          1.204          106,086
                                                       2003      0.885          1.109          112,653
                                                       2002      0.931          0.885               --
                                                       2001      1.000          0.931               --

  LMPVPIII International All Cap Growth Subaccount
  (11/99)............................................  2006      0.961          1.189               --
                                                       2005      0.876          0.961               --
                                                       2004      0.756          0.876               --
                                                       2003      0.604          0.756               --
                                                       2002      0.827          0.604               --
                                                       2001      1.000          0.827               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPIII Large Cap Growth Subaccount (11/99).......  2006      1.008          1.036          304,440
                                                       2005      0.975          1.008          338,710
                                                       2004      0.989          0.975          338,783
                                                       2003      0.682          0.989          339,703
                                                       2002      0.922          0.682          336,318
                                                       2001      1.000          0.922          281,273

  LMPVPIII Large Cap Value Subaccount (11/99)........  2006      0.948          1.101          222,787
                                                       2005      0.906          0.948          222,787
                                                       2004      0.833          0.906          222,787
                                                       2003      0.664          0.833          217,414
                                                       2002      0.906          0.664          202,982
                                                       2001      1.000          0.906          150,466

  LMPVPIII Mid Cap Core Subaccount (11/99)...........  2006      1.085          1.225           64,468
                                                       2005      1.020          1.085           81,800
                                                       2004      0.940          1.020           83,823
                                                       2003      0.737          0.940           86,510
                                                       2002      0.927          0.737           31,019
                                                       2001      1.000          0.927           32,142

  LMPVPIII Money Market Subaccount (11/99)...........  2006      0.991          1.019          171,341
                                                       2005      0.981          0.991          192,586
                                                       2004      0.989          0.981          198,429
                                                       2003      1.000          0.989          207,678
                                                       2002      1.005          1.000          361,877
                                                       2001      1.000          1.005           53,099

Legg Mason Partners Variable Portfolios IV
  LMPVPIV Multiple Discipline Subaccount-All Cap
  Growth and Value (10/02)...........................  2006      1.485          1.658           85,622
                                                       2005      1.435          1.485           85,622
                                                       2004      1.370          1.435           85,622
                                                       2003      1.060          1.370           47,472
                                                       2002      1.000          1.060           12,304

  LMPVPIV Multiple Discipline Subaccount-Balanced All
  Cap Growth and Value (10/02).......................  2006      1.314          1.427               --
                                                       2005      1.283          1.314               --
                                                       2004      1.243          1.283               --
                                                       2003      1.037          1.243               --
                                                       2002      1.000          1.037               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPIV Multiple Discipline Subaccount-Global All
  Cap Growth and Value (10/02).......................  2006      1.574          1.782               --
                                                       2005      1.503          1.574               --
                                                       2004      1.388          1.503               --
                                                       2003      1.073          1.388               --
                                                       2002      1.000          1.073               --

  LMPVPIV Multiple Discipline Subaccount-Large Cap
  Growth and Value (10/02)...........................  2006      1.446          1.595               --
                                                       2005      1.421          1.446               --
                                                       2004      1.354          1.421               --
                                                       2003      1.068          1.354               --
                                                       2002      1.000          1.068               --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2006      1.394          1.607           19,905
                                                       2005      1.374          1.394           19,911
                                                       2004      1.242          1.374           19,918
                                                       2003      1.000          1.242               --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.629          1.797          111,335
                                                       2005      1.532          1.629           68,305
                                                       2004      1.257          1.532           57,869
                                                       2003      1.000          1.257               --

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2006      1.006          1.064            1,233

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.272          1.355            5,990

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2006      1.498          1.649           49,842

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.287          1.318           35,393

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2006      1.001          1.075           28,122

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2006      1.002          1.071               --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      0.998          0.985            7,353

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2006      1.282          1.271            2,995

  MIST MFS Value Subaccount (Class A) (4/06).........  2006      1.265          1.396           34,331

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2006      1.003          1.219          200,336

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2006      1.464          1.573           22,195

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.093          1.149               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2006      1.124          1.163           26,726

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2006      1.003          1.028           88,609

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2006      0.888          0.866           65,489

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2006      1.074          1.113           27,786

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2006      0.886          0.910            2,243

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2006      0.942          0.954          129,022

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2006      1.188          1.218          107,602

  MSF MetLife Aggressive Allocation Subaccount
  (4/06).............................................  2006      1.002          1.059               --

  MSF MetLife Conservative Allocation Subaccount
  (4/06).............................................  2006      1.001          1.042               --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)..................................  2006      1.002          1.048               --

  MSF MetLife Moderate Allocation Subaccount (4/06)..  2006      1.002          1.053               --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)..................................  2006      1.002          1.058           54,455

  MSF MFS Total Return Subaccount (Class F) (4/06)...  2006      1.186          1.267          400,864

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.050          442,117

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2006      0.998          1.068               --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.122          1.111          122,140
                                                       2005      1.119          1.122          119,102
                                                       2004      1.045          1.119           53,989
                                                       2003      1.000          1.045               --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2006      1.195          1.219          644,563
                                                       2005      1.187          1.195          507,386
                                                       2004      1.151          1.187          473,378
                                                       2003      1.115          1.151          311,064
                                                       2002      1.041          1.115          172,708
                                                       2001      1.000          1.041           68,142

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (6/01).............................................  2006      0.813          0.888               --
                                                       2005      0.772          0.813               --
                                                       2004      0.730          0.772               --
                                                       2003      0.563          0.730               --
                                                       2002      0.813          0.563               --
                                                       2001      1.000          0.813               --

  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2006      1.153          1.448          153,053
                                                       2005      1.046          1.153          153,053
                                                       2004      0.916          1.046          140,081
                                                       2003      0.725          0.916           97,804
                                                       2002      0.897          0.725          102,304
                                                       2001      1.000          0.897           16,745

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2006      1.585          1.827           63,500
                                                       2005      1.507          1.585           63,741
                                                       2004      1.215          1.507           50,198
                                                       2003      0.826          1.215           16,949
                                                       2002      1.029          0.826            3,058
                                                       2001      1.000          1.029               --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (6/01).............................................  2006      0.938          0.998               --
                                                       2005      0.877          0.938            7,374
                                                       2004      0.838          0.877            7,395
                                                       2003      0.660          0.838            7,409
                                                       2002      0.882          0.660            2,329
                                                       2001      1.000          0.882               --

  Travelers Equity Income Subaccount (11/99).........  2006      1.132          1.188               --
                                                       2005      1.102          1.132          123,450
                                                       2004      1.021          1.102          130,364
                                                       2003      0.792          1.021           30,906
                                                       2002      0.936          0.792           14,899
                                                       2001      1.000          0.936               --

  Travelers Large Cap Subaccount (11/99).............  2006      0.914          0.942               --
                                                       2005      0.856          0.914           82,606
                                                       2004      0.818          0.856           66,923
                                                       2003      0.668          0.818            4,899
                                                       2002      0.880          0.668               --
                                                       2001      1.000          0.880               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.109          1.178               --
                                                       2005      1.045          1.109               --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.020          1.023               --
                                                       2005      1.000          1.020               --

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.054          1.091               --
                                                       2005      1.000          1.054               --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.087          1.133               --
                                                       2005      1.017          1.087           48,151

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.030          1.050               --
                                                       2005      1.011          1.030               --

  Travelers Managed Income Subaccount (11/99)........  2006      1.084          1.074               --
                                                       2005      1.089          1.084           27,792
                                                       2004      1.077          1.089           27,798
                                                       2003      1.011          1.077           27,799
                                                       2002      1.007          1.011           25,853
                                                       2001      1.000          1.007            8,585

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      0.948          1.006               --
                                                       2005      0.861          0.948            1,237
                                                       2004      0.756          0.861            1,294
                                                       2003      0.635          0.756               --
                                                       2002      0.863          0.635               --
                                                       2001      1.000          0.863               --

  Travelers MFS Mid Cap Growth Subaccount (6/02).....  2006      0.840          0.888               --
                                                       2005      0.829          0.840           68,041
                                                       2004      0.740          0.829           58,073
                                                       2003      0.549          0.740               --
                                                       2002      0.626          0.549               --

  Travelers MFS Total Return Subaccount (11/99)......  2006      1.150          1.186               --
                                                       2005      1.137          1.150          399,510
                                                       2004      1.038          1.137          406,698
                                                       2003      0.906          1.038           30,718
                                                       2002      0.973          0.906           23,468
                                                       2001      1.000          0.973           19,775

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers MFS Value Subaccount (5/04)..............  2006      1.171          1.265               --
                                                       2005      1.120          1.171           21,492
                                                       2004      0.972          1.120           21,044

  Travelers Mondrian International Stock Subaccount
  (8/02).............................................  2006      1.305          1.498               --
                                                       2005      1.212          1.305           49,849
                                                       2004      1.066          1.212           37,016
                                                       2003      0.843          1.066               --
                                                       2002      0.845          0.843               --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.381          1.464               --
                                                       2005      1.326          1.381           22,198
                                                       2004      1.214          1.326           16,831
                                                       2003      1.000          1.214               --

  Travelers Pioneer Mid Cap Value Subaccount (6/05)..  2006      1.039          1.093               --
                                                       2005      1.000          1.039               --

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.114          1.124               --
                                                       2005      1.093          1.114           18,943
                                                       2004      0.983          1.093            2,053

  Travelers Strategic Equity Subaccount (11/99)......  2006      0.784          0.818               --
                                                       2005      0.782          0.784           19,256
                                                       2004      0.722          0.782           51,790
                                                       2003      0.554          0.722           51,790
                                                       2002      0.849          0.554           51,790
                                                       2001      1.000          0.849           51,817

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)..................................  2006      1.114          1.282               --
                                                       2005      1.000          1.114            2,967

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.110          1.272               --
                                                       2005      1.005          1.110            5,889

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      0.854          0.886               --
                                                       2005      0.807          0.854            2,249
                                                       2004      0.790          0.807            2,256
                                                       2003      0.640          0.790            2,263
                                                       2002      0.922          0.640            2,271
                                                       2001      1.000          0.922               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2006      0.783          0.791           18,056
                                                       2005      0.738          0.783           42,070
                                                       2004      0.702          0.738           42,070
                                                       2003      0.561          0.702           42,070
                                                       2002      0.845          0.561           42,070
                                                       2001      1.000          0.845           42,070

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class) (11/99)..  2006      1.376          1.509           66,756
                                                       2005      1.199          1.376           66,756
                                                       2004      1.057          1.199           66,756
                                                       2003      0.838          1.057           66,766
                                                       2002      0.942          0.838           11,789
                                                       2001      1.000          0.942               --

  VIP Mid Cap Subaccount (Service Class 2) (5/02)....  2006      1.650          1.822           97,117
                                                       2005      1.422          1.650           95,919
                                                       2004      1.161          1.422           80,189
                                                       2003      0.855          1.161           29,607
                                                       2002      1.000          0.855            4,541




                         SEPARATE ACCOUNT CHARGES 1.80%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I) (4/06)..  2006      1.000          1.078                 --

  AIM V.I. Premier Equity Subaccount (Series I)
  (5/01).............................................  2006      1.276          1.339                 --
                                                       2005      1.229          1.276                 --
                                                       2004      1.183          1.229                 --
                                                       2003      0.963          1.183                 --
                                                       2002      1.000          0.963                 --

AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.399          1.462                 --
                                                       2005      1.362          1.399            201,404
                                                       2004      1.247          1.362            191,790
                                                       2003      0.960          1.247            121,107
                                                       2002      1.000          0.960                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.378          1.345                 --
                                                       2005      1.222          1.378             68,886
                                                       2004      1.148          1.222             57,483
                                                       2003      0.948          1.148             62,953
                                                       2002      1.000          0.948                 --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.634          1.932          1,087,482
                                                       2005      1.458          1.634          1,028,624
                                                       2004      1.308          1.458            908,508
                                                       2003      0.984          1.308            383,912
                                                       2002      1.000          0.984                 --

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.628          1.762          4,679,772
                                                       2005      1.426          1.628          4,188,831
                                                       2004      1.291          1.426          3,582,448
                                                       2003      0.961          1.291          1,793,446
                                                       2002      1.000          0.961                 --

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2006      1.424          1.611          5,148,432
                                                       2005      1.370          1.424          4,746,425
                                                       2004      1.263          1.370          4,229,398
                                                       2003      0.971          1.263          2,198,088
                                                       2002      1.000          0.971                 --

Capital Appreciation Fund
  Capital Appreciation Fund (6/02)...................  2006      1.619          1.601                 --
                                                       2005      1.395          1.619                 --
                                                       2004      1.188          1.395                 --
                                                       2003      0.968          1.188                 --
                                                       2002      1.000          0.968                 --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/02).............................................  2006      1.798          2.342                 --
                                                       2005      1.708          1.798              9,462
                                                       2004      1.323          1.708                 --
                                                       2003      1.005          1.323                 --
                                                       2002      1.000          1.005                 --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.304          1.417                 --
                                                       2005      1.205          1.304             32,523
                                                       2004      1.074          1.205             16,661
                                                       2003      1.000          1.074                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.301          1.449                 --
                                                       2005      1.203          1.301            271,147
                                                       2004      1.067          1.203             67,521
                                                       2003      1.000          1.067                 --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2006      1.033          1.199            201,101
                                                       2005      0.984          1.033             12,531

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2006      1.472          1.571            471,268
                                                       2005      1.430          1.472            541,022
                                                       2004      1.306          1.430            735,045
                                                       2003      0.969          1.306            359,119
                                                       2002      1.000          0.969                 --

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (6/02)..........................................  2006      1.468          1.707                 --
                                                       2005      1.352          1.468          1,563,879
                                                       2004      1.222          1.352          1,382,507
                                                       2003      0.994          1.222            708,807
                                                       2002      1.000          0.994                 --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2006      2.214          2.785            220,720
                                                       2005      1.769          2.214            204,460
                                                       2004      1.444          1.769            151,001
                                                       2003      1.000          1.444             35,449

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2006      1.618          1.930            949,554
                                                       2005      1.495          1.618            927,681
                                                       2004      1.284          1.495            919,386
                                                       2003      0.989          1.284            455,252
                                                       2002      1.000          0.989                 --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (7/02)...................................  2006      1.544          1.848                 --
                                                       2005      1.444          1.544            353,924
                                                       2004      1.267          1.444             56,273
                                                       2003      0.977          1.267                 --
                                                       2002      1.000          0.977                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2006      1.694          1.885            105,876
                                                       2005      1.540          1.694            104,251
                                                       2004      1.301          1.540             91,311
                                                       2003      0.983          1.301             46,880
                                                       2002      1.000          0.983                 --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.536          1.720                 --
                                                       2005      1.503          1.536            123,610
                                                       2004      1.332          1.503            123,836
                                                       2003      1.000          1.332             34,796

Legg Mason Partners Investment Series
  LMPIS Dividend Strategy Subaccount (5/01)..........  2006      1.163          1.347            122,982
                                                       2005      1.186          1.163            186,265
                                                       2004      1.168          1.186            185,955
                                                       2003      0.963          1.168             41,999
                                                       2002      1.000          0.963                 --

  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2006      1.336          1.408            132,799
                                                       2005      1.279          1.336            145,542
                                                       2004      1.266          1.279            146,486
                                                       2003      0.960          1.266             85,206
                                                       2002      1.000          0.960                 --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunties Subaccount
  (5/01).............................................  2006      1.590          1.763            199,983
                                                       2005      1.543          1.590            738,002
                                                       2004      1.359          1.543            379,908
                                                       2003      0.975          1.359            631,718
                                                       2002      1.000          0.975                 --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2006      1.425          1.653            282,168
                                                       2005      1.395          1.425            281,771
                                                       2004      1.311          1.395            483,449
                                                       2003      0.960          1.311            104,794
                                                       2002      1.000          0.960                 --

  LMPVPI Investors Subaccount (Class I) (11/99)......  2006      1.413          1.642            649,271
                                                       2005      1.351          1.413            892,675
                                                       2004      1.246          1.351          1,033,845
                                                       2003      0.959          1.246            604,358
                                                       2002      1.000          0.959                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPI Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2006      1.652          1.830            174,296
                                                       2005      1.604          1.652            654,782
                                                       2004      1.418          1.604            375,905
                                                       2003      0.970          1.418            134,020
                                                       2002      1.000          0.970                 --

Legg Mason Partners Variable Portfolios II
  LMPVPII Appreciation Subaccount (11/99)............  2006      1.308          1.475          1,703,796
                                                       2005      1.277          1.308          2,044,029
                                                       2004      1.195          1.277          2,070,972
                                                       2003      0.977          1.195          1,334,981
                                                       2002      1.000          0.977                 --

  LMPVPII Diversified Strategic Income Subaccount
  (11/99)............................................  2006      1.171          1.212          1,341,741
                                                       2005      1.162          1.171          1,496,894
                                                       2004      1.109          1.162          1,466,712
                                                       2003      1.010          1.109            471,173
                                                       2002      1.000          1.010                 --

  LMPVPII Equity Index Subaccount (Class II)
  (11/99)............................................  2006      1.345          1.521            727,509
                                                       2005      1.314          1.345            773,077
                                                       2004      1.213          1.314            823,098
                                                       2003      0.967          1.213            656,853
                                                       2002      1.000          0.967                 --

  LMPVPII Fundamental Value Subaccount (12/99).......  2006      1.439          1.650          1,631,260
                                                       2005      1.398          1.439          1,808,226
                                                       2004      1.315          1.398          1,748,477
                                                       2003      0.966          1.315            729,529
                                                       2002      1.000          0.966                 --

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount (9/03)..  2006      0.997          1.020            341,177
                                                       2005      0.992          0.997            641,023
                                                       2004      0.998          0.992            644,827
                                                       2003      1.000          0.998              5,223

  LMPVPIII Aggressive Growth Subaccount (11/99)......  2006      1.488          1.590          3,303,019
                                                       2005      1.357          1.488          3,487,678
                                                       2004      1.256          1.357          3,283,811
                                                       2003      0.951          1.256          1,755,981
                                                       2002      1.000          0.951                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPIII High Income Subaccount (11/99)............  2006      1.379          1.504          1,358,709
                                                       2005      1.369          1.379          1,691,436
                                                       2004      1.262          1.369          1,662,110
                                                       2003      1.007          1.262            908,907
                                                       2002      1.000          1.007                 --

  LMPVPIII International All Cap Growth Subaccount
  (11/99)............................................  2006      1.568          1.938                 --
                                                       2005      1.429          1.568             11,630
                                                       2004      1.234          1.429             11,630
                                                       2003      0.986          1.234              7,224
                                                       2002      1.000          0.986                 --

  LMPVPIII Large Cap Growth Subaccount (11/99).......  2006      1.397          1.435            849,296
                                                       2005      1.352          1.397            928,452
                                                       2004      1.371          1.352            946,838
                                                       2003      0.946          1.371          1,093,263
                                                       2002      1.000          0.946                 --

  LMPVPIII Large Cap Value Subaccount (11/99)........  2006      1.380          1.604             65,846
                                                       2005      1.320          1.380             98,357
                                                       2004      1.215          1.320             99,440
                                                       2003      0.969          1.215             96,595
                                                       2002      1.000          0.969                 --

  LMPVPIII Mid Cap Core Subaccount (11/99)...........  2006      1.436          1.620            763,757
                                                       2005      1.350          1.436            970,420
                                                       2004      1.245          1.350          1,033,509
                                                       2003      0.977          1.245            501,371
                                                       2002      1.000          0.977                 --

  LMPVPIII Money Market Subaccount (11/99)...........  2006      0.989          1.016            499,159
                                                       2005      0.979          0.989            252,365
                                                       2004      0.988          0.979            336,172
                                                       2003      1.000          0.988            690,701
                                                       2002      1.000          1.000                 --

Legg Mason Partners Variable Portfolios IV
  LMPVPIV Multiple Discipline Subaccount-All Cap
  Growth and Value (10/02)...........................  2006      1.355          1.512          9,126,320
                                                       2005      1.311          1.355         10,685,207
                                                       2004      1.251          1.311         12,142,327
                                                       2003      0.969          1.251          5,104,421
                                                       2002      1.000          0.969                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPIV Multiple Discipline Subaccount-Balanced All
  Cap Growth and Value (10/02).......................  2006      1.239          1.345          7,851,574
                                                       2005      1.210          1.239          8,475,252
                                                       2004      1.173          1.210          8,732,766
                                                       2003      0.980          1.173          2,620,742
                                                       2002      1.000          0.980                 --

  LMPVPIV Multiple Discipline Subaccount-Global All
  Cap Growth and Value (10/02).......................  2006      1.410          1.595          2,617,392
                                                       2005      1.347          1.410          2,281,382
                                                       2004      1.244          1.347          2,204,915
                                                       2003      0.963          1.244            937,751
                                                       2002      1.000          0.963                 --

  LMPVPIV Multiple Discipline Subaccount-Large Cap
  Growth and Value (10/02)...........................  2006      1.299          1.433          1,214,316
                                                       2005      1.277          1.299          1,277,306
                                                       2004      1.218          1.277          1,383,105
                                                       2003      0.962          1.218          1,038,728
                                                       2002      1.000          0.962                 --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2006      1.393          1.604            396,944
                                                       2005      1.373          1.393            342,236
                                                       2004      1.241          1.373            350,674
                                                       2003      1.000          1.241             99,878

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.627          1.793            808,281
                                                       2005      1.531          1.627            798,533
                                                       2004      1.256          1.531            531,677
                                                       2003      1.000          1.256            241,209

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2006      1.539          1.628             12,155

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.272          1.354            102,992

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2006      1.775          1.954            336,057

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.601          1.640             15,014

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2006      1.001          1.074          2,483,764

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2006      1.002          1.071             25,008

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.460          1.440             55,924

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2006      1.281          1.270                 --

  MIST MFS Value Subaccount (Class A) (4/06).........  2006      1.264          1.395            311,927

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2006      1.003          1.218            100,782

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2006      1.462          1.570            232,352

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.092          1.148             20,271

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2006      1.123          1.162            116,581

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2006      1.003          1.027            634,601

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2006      1.573          1.533             37,145

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2006      1.075          1.115          1,092,271

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2006      1.336          1.371             66,048

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2006      1.361          1.378            288,551

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2006      1.436          1.471            617,768

  MSF MetLife Aggressive Allocation Subaccount
  (4/06).............................................  2006      1.002          1.059                 --

  MSF MetLife Conservative Allocation Subaccount
  (4/06).............................................  2006      1.001          1.041                 --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)..................................  2006      1.002          1.048             25,855

  MSF MetLife Moderate Allocation Subaccount (4/06)..  2006      1.002          1.053              8,158

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)..................................  2006      1.002          1.058                 --

  MSF MFS Total Return Subaccount (Class F) (4/06)...  2006      1.289          1.376          2,381,972

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.050            668,654

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2006      0.998          1.067             10,821

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.121          1.109          1,516,873
                                                       2005      1.118          1.121          1,419,418
                                                       2004      1.045          1.118          1,059,453
                                                       2003      1.000          1.045            468,570

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2006      1.082          1.104          4,649,183
                                                       2005      1.075          1.082          4,934,006
                                                       2004      1.044          1.075          4,003,506
                                                       2003      1.012          1.044          2,297,428
                                                       2002      1.000          1.012                 --

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (6/01).............................................  2006      1.383          1.508                 --
                                                       2005      1.313          1.383                 --
                                                       2004      1.242          1.313                 --
                                                       2003      0.958          1.242                 --
                                                       2002      1.000          0.958                 --

  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2006      1.579          1.981            167,719
                                                       2005      1.433          1.579            159,358
                                                       2004      1.255          1.433            146,305
                                                       2003      0.994          1.255            135,327
                                                       2002      1.000          0.994                 --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2006      1.871          2.156            244,707
                                                       2005      1.780          1.871            303,166
                                                       2004      1.436          1.780            265,027
                                                       2003      0.977          1.436            128,328
                                                       2002      1.000          0.977                 --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (6/01).............................................  2006      1.372          1.460                 --
                                                       2005      1.285          1.372             57,256
                                                       2004      1.228          1.285             67,248
                                                       2003      0.967          1.228             12,960
                                                       2002      1.000          0.967                 --

  Travelers Equity Income Subaccount (11/99).........  2006      1.367          1.436                 --
                                                       2005      1.333          1.367            739,237
                                                       2004      1.235          1.333            697,678
                                                       2003      0.958          1.235            420,300
                                                       2002      1.000          0.958                 --

  Travelers Large Cap Subaccount (11/99).............  2006      1.322          1.361                 --
                                                       2005      1.238          1.322            112,174
                                                       2004      1.184          1.238            107,747
                                                       2003      0.967          1.184             13,039
                                                       2002      1.000          0.967                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.108          1.178                 --
                                                       2005      1.045          1.108             42,187

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.019          1.022                 --
                                                       2005      1.000          1.019                 --

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.053          1.090                 --
                                                       2005      1.000          1.053                 --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.086          1.132                 --
                                                       2005      1.017          1.086                 --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.030          1.050                 --
                                                       2005      1.011          1.030                 --

  Travelers Managed Income Subaccount (11/99)........  2006      1.086          1.075                 --
                                                       2005      1.091          1.086          1,302,811
                                                       2004      1.080          1.091          1,289,692
                                                       2003      1.014          1.080            790,555
                                                       2002      1.000          1.014                 --

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.451          1.539                 --
                                                       2005      1.318          1.451              6,559
                                                       2004      1.158          1.318              6,559
                                                       2003      0.973          1.158                 --
                                                       2002      1.000          0.973                 --

  Travelers MFS Mid Cap Growth Subaccount (6/02).....  2006      1.487          1.573                 --
                                                       2005      1.469          1.487             34,935
                                                       2004      1.311          1.469                 --
                                                       2003      0.974          1.311                 --
                                                       2002      1.000          0.974                 --

  Travelers MFS Total Return Subaccount (11/99)......  2006      1.249          1.289                 --
                                                       2005      1.235          1.249          2,706,346
                                                       2004      1.128          1.235          2,697,138
                                                       2003      0.986          1.128          1,750,171
                                                       2002      1.000          0.986                 --

  Travelers MFS Value Subaccount (5/04)..............  2006      1.170          1.264                 --
                                                       2005      1.119          1.170            195,916
                                                       2004      0.972          1.119             33,798

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Mondrian International Stock Subaccount
  (8/02).............................................  2006      1.547          1.775                 --
                                                       2005      1.438          1.547            310,106
                                                       2004      1.265          1.438            269,110
                                                       2003      1.001          1.265            118,417
                                                       2002      1.000          1.001                 --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.379          1.462                 --
                                                       2005      1.325          1.379            254,789
                                                       2004      1.214          1.325            233,449
                                                       2003      1.000          1.214             48,343

  Travelers Pioneer Mid Cap Value Subaccount (6/05)..  2006      1.038          1.092                 --
                                                       2005      1.000          1.038                 --

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.113          1.123                 --
                                                       2005      1.093          1.113            109,535
                                                       2004      0.983          1.093             26,810

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.369          1.428                 --
                                                       2005      1.366          1.369            193,082
                                                       2004      1.262          1.366            192,631
                                                       2003      0.970          1.262            127,144
                                                       2002      1.000          0.970                 --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)..................................  2006      1.114          1.281                 --
                                                       2005      1.000          1.114                 --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.109          1.272                 --
                                                       2005      1.005          1.109                 --

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      1.288          1.336                 --
                                                       2005      1.216          1.288             77,258
                                                       2004      1.192          1.216             69,397
                                                       2003      0.966          1.192             40,559
                                                       2002      1.000          0.966                 --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2006      1.338          1.351            179,348
                                                       2005      1.262          1.338            181,895
                                                       2004      1.200          1.262            186,218
                                                       2003      0.960          1.200            127,413
                                                       2002      1.000          0.960                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class) (11/99)..  2006      1.625          1.781            513,442
                                                       2005      1.416          1.625            437,299
                                                       2004      1.250          1.416            289,961
                                                       2003      0.992          1.250            168,572
                                                       2002      1.000          0.992                 --

  VIP Mid Cap Subaccount (Service Class 2) (5/02)....  2006      1.901          2.099          1,257,577
                                                       2005      1.640          1.901          1,361,857
                                                       2004      1.339          1.640          1,256,137
                                                       2003      0.986          1.339            815,759
                                                       2002      1.000          0.986                 --




                         SEPARATE ACCOUNT CHARGES 1.85%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I) (4/06)..  2006      1.000          1.078            204,822

  AIM V.I. Premier Equity Subaccount (Series I)
  (5/01).............................................  2006      1.034          1.085                 --
                                                       2005      0.997          1.034            306,578
                                                       2004      0.960          0.997            445,049
                                                       2003      0.782          0.960            443,311
                                                       2002      1.142          0.782            326,594
                                                       2001      1.000          1.142             72,644

AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.143          1.194                 --
                                                       2005      1.113          1.143          1,135,267
                                                       2004      1.019          1.113          1,187,584
                                                       2003      0.786          1.019          1,180,761
                                                       2002      0.980          0.786            442,063

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.166          1.138                 --
                                                       2005      1.034          1.166            244,221
                                                       2004      0.973          1.034            458,633
                                                       2003      0.803          0.973            483,364
                                                       2002      1.183          0.803            440,010
                                                       2001      1.000          1.183             25,673

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.649          1.950          1,779,732
                                                       2005      1.473          1.649          1,914,049
                                                       2004      1.322          1.473          1,965,953
                                                       2003      0.995          1.322          1,577,762
                                                       2002      1.188          0.995            579,448
                                                       2001      1.000          1.188             53,009

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.553          1.681          6,204,083
                                                       2005      1.362          1.553          6,908,813
                                                       2004      1.233          1.362          7,498,271
                                                       2003      0.918          1.233          6,289,036
                                                       2002      1.238          0.918          2,672,503
                                                       2001      1.000          1.238            328,550

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2006      1.341          1.517          5,744,650
                                                       2005      1.291          1.341          6,617,005
                                                       2004      1.191          1.291          7,869,519
                                                       2003      0.916          1.191          6,886,746
                                                       2002      1.143          0.916          3,517,428
                                                       2001      1.000          1.143            483,056

Capital Appreciation Fund
  Capital Appreciation Fund (6/02)...................  2006      1.297          1.282                 --
                                                       2005      1.117          1.297            200,941
                                                       2004      0.952          1.117            274,552
                                                       2003      0.777          0.952            276,632
                                                       2002      0.877          0.777            223,435

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/02).............................................  2006      1.703          2.217                 --
                                                       2005      1.618          1.703            399,140
                                                       2004      1.255          1.618            534,356
                                                       2003      0.953          1.255            420,706
                                                       2002      1.046          0.953            169,208

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.302          1.415                 --
                                                       2005      1.204          1.302             60,422
                                                       2004      1.074          1.204             34,482
                                                       2003      0.996          1.074              5,122

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.299          1.447                 --
                                                       2005      1.202          1.299            117,915
                                                       2004      1.067          1.202             26,373
                                                       2003      1.016          1.067                 --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2006      1.032          1.198            364,879
                                                       2005      0.984          1.032            156,613

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2006      1.303          1.391            506,857
                                                       2005      1.267          1.303            683,312
                                                       2004      1.158          1.267            909,411
                                                       2003      0.859          1.158            907,594
                                                       2002      1.228          0.859            479,572
                                                       2001      1.000          1.228             19,240

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (6/02)..........................................  2006      1.242          1.443                 --
                                                       2005      1.144          1.242          1,734,260
                                                       2004      1.035          1.144          1,999,529
                                                       2003      0.842          1.035          1,608,369
                                                       2002      0.999          0.842            719,789

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2006      2.211          2.780            643,439
                                                       2005      1.767          2.211            838,387
                                                       2004      1.444          1.767            538,483
                                                       2003      1.000          1.444             73,437

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2006      1.481          1.766          1,658,197
                                                       2005      1.369          1.481          2,258,919
                                                       2004      1.177          1.369          1,963,706
                                                       2003      0.907          1.177          1,293,188
                                                       2002      1.134          0.907            589,742
                                                       2001      1.000          1.134             29,133

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (7/02)...................................  2006      1.246          1.490                 --
                                                       2005      1.166          1.246            439,470
                                                       2004      1.024          1.166            662,918
                                                       2003      0.789          1.024            314,762
                                                       2002      0.831          0.789            130,925

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2006      1.406          1.564             47,185
                                                       2005      1.279          1.406             90,671
                                                       2004      1.081          1.279            158,448
                                                       2003      0.817          1.081            160,435
                                                       2002      1.158          0.817            125,487
                                                       2001      1.000          1.158             17,376

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.534          1.717                 --
                                                       2005      1.502          1.534            237,592
                                                       2004      1.332          1.502            247,135
                                                       2003      1.018          1.332             80,414

Legg Mason Partners Investment Series
  LMPIS Dividend Strategy Subaccount (5/01)..........  2006      0.988          1.144            188,433
                                                       2005      1.008          0.988            275,476
                                                       2004      0.993          1.008            282,385
                                                       2003      0.819          0.993            237,783
                                                       2002      1.128          0.819             29,741
                                                       2001      1.000          1.128             29,747

  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2006      1.196          1.260            637,797
                                                       2005      1.146          1.196            774,217
                                                       2004      1.135          1.146            819,997
                                                       2003      0.861          1.135            822,579
                                                       2002      1.198          0.861            536,721
                                                       2001      1.000          1.198              1,868

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunties Subaccount
  (5/01).............................................  2006      1.445          1.601            201,255
                                                       2005      1.403          1.445            629,540
                                                       2004      1.236          1.403            853,139
                                                       2003      0.887          1.236            793,268
                                                       2002      1.215          0.887            191,027
                                                       2001      1.000          1.215             20,517

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2006      1.229          1.426          1,799,672
                                                       2005      1.204          1.229          2,575,093
                                                       2004      1.132          1.204          3,132,904
                                                       2003      0.829          1.132          2,830,329
                                                       2002      1.127          0.829          1,972,141
                                                       2001      1.000          1.127            277,708

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPI Investors Subaccount (Class I) (11/99)......  2006      1.261          1.463            702,579
                                                       2005      1.205          1.261          1,173,271
                                                       2004      1.112          1.205          1,380,340
                                                       2003      0.856          1.112            997,741
                                                       2002      1.134          0.856            806,373
                                                       2001      1.000          1.134             76,156

  LMPVPI Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2006      1.369          1.515            502,492
                                                       2005      1.329          1.369            983,324
                                                       2004      1.176          1.329          1,076,083
                                                       2003      0.805          1.176          1,094,670
                                                       2002      1.255          0.805            354,038
                                                       2001      1.000          1.255              3,283

Legg Mason Partners Variable Portfolios II
  LMPVPII Appreciation Subaccount (11/99)............  2006      1.231          1.387          1,992,976
                                                       2005      1.202          1.231          2,572,298
                                                       2004      1.125          1.202          3,204,167
                                                       2003      0.920          1.125          3,133,227
                                                       2002      1.137          0.920          1,845,981
                                                       2001      1.000          1.137            203,714

  LMPVPII Diversified Strategic Income Subaccount
  (11/99)............................................  2006      1.205          1.247            937,830
                                                       2005      1.197          1.205          1,348,770
                                                       2004      1.142          1.197          1,817,440
                                                       2003      1.041          1.142          1,747,167
                                                       2002      1.012          1.041            662,115
                                                       2001      1.000          1.012            523,138

  LMPVPII Equity Index Subaccount (Class II)
  (11/99)............................................  2006      1.208          1.365          1,061,629
                                                       2005      1.180          1.208          1,239,450
                                                       2004      1.091          1.180          2,117,905
                                                       2003      0.870          1.091          2,036,010
                                                       2002      1.141          0.870            903,725
                                                       2001      1.000          1.141             46,322

  LMPVPII Fundamental Value Subaccount (12/99).......  2006      1.347          1.545          3,111,458
                                                       2005      1.310          1.347          4,177,163
                                                       2004      1.233          1.310          5,355,555
                                                       2003      0.906          1.233          4,860,962
                                                       2002      1.173          0.906          3,156,979
                                                       2001      1.000          1.173            387,824

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount (9/03)..  2006      0.996          1.018            273,132
                                                       2005      0.991          0.996            453,573
                                                       2004      0.998          0.991            429,944
                                                       2003      1.000          0.998            109,660

  LMPVPIII Aggressive Growth Subaccount (11/99)......  2006      1.253          1.338          3,808,697
                                                       2005      1.143          1.253          4,973,640
                                                       2004      1.059          1.143          6,336,022
                                                       2003      0.802          1.059          6,029,951
                                                       2002      1.213          0.802          3,744,111
                                                       2001      1.000          1.213            395,035

  LMPVPIII High Income Subaccount (11/99)............  2006      1.347          1.468          1,610,010
                                                       2005      1.337          1.347          2,011,733
                                                       2004      1.234          1.337          2,626,527
                                                       2003      0.985          1.234          2,202,057
                                                       2002      1.037          0.985            807,357
                                                       2001      1.000          1.037             54,303

  LMPVPIII International All Cap Growth Subaccount
  (11/99)............................................  2006      1.354          1.673            271,219
                                                       2005      1.234          1.354            410,909
                                                       2004      1.067          1.234            311,483
                                                       2003      0.853          1.067            329,999
                                                       2002      1.169          0.853          2,340,496
                                                       2001      1.000          1.169                 --

  LMPVPIII Large Cap Growth Subaccount (11/99).......  2006      1.286          1.321          1,174,253
                                                       2005      1.245          1.286          1,588,431
                                                       2004      1.264          1.245          1,826,099
                                                       2003      0.872          1.264          2,146,063
                                                       2002      1.181          0.872            959,386
                                                       2001      1.000          1.181            220,733

  LMPVPIII Large Cap Value Subaccount (11/99)........  2006      1.147          1.331            873,689
                                                       2005      1.097          1.147          1,029,899
                                                       2004      1.010          1.097          1,389,777
                                                       2003      0.806          1.010          1,356,296
                                                       2002      1.101          0.806          1,102,306
                                                       2001      1.000          1.101            140,595

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPIII Mid Cap Core Subaccount (11/99)...........  2006      1.437          1.620            878,058
                                                       2005      1.352          1.437          1,184,951
                                                       2004      1.247          1.352          1,428,209
                                                       2003      0.979          1.247          1,440,600
                                                       2002      1.233          0.979            736,476
                                                       2001      1.000          1.233            106,957

  LMPVPIII Money Market Subaccount (11/99)...........  2006      0.982          1.009          1,422,165
                                                       2005      0.973          0.982          2,976,424
                                                       2004      0.983          0.973          2,990,206
                                                       2003      0.995          0.983          7,405,805
                                                       2002      1.000          0.995          8,019,286
                                                       2001      1.000          1.000          4,696,068

Legg Mason Partners Variable Portfolios IV
  LMPVPIV Multiple Discipline Subaccount-All Cap
  Growth and Value (10/02)...........................  2006      1.480          1.651          3,651,682
                                                       2005      1.432          1.480          5,606,393
                                                       2004      1.368          1.432          6,521,502
                                                       2003      1.060          1.368          5,312,500
                                                       2002      0.976          1.060            964,512

  LMPVPIV Multiple Discipline Subaccount-Balanced All
  Cap Growth and Value (10/02).......................  2006      1.310          1.421          4,535,797
                                                       2005      1.280          1.310          6,280,057
                                                       2004      1.242          1.280          6,827,909
                                                       2003      1.037          1.242          5,886,565
                                                       2002      0.987          1.037            849,098

  LMPVPIV Multiple Discipline Subaccount-Global All
  Cap Growth and Value (10/02).......................  2006      1.569          1.774          2,048,912
                                                       2005      1.500          1.569          2,589,383
                                                       2004      1.386          1.500          2,421,419
                                                       2003      1.073          1.386            374,914
                                                       2002      1.041          1.073             74,562

  LMPVPIV Multiple Discipline Subaccount-Large Cap
  Growth and Value (10/02)...........................  2006      1.441          1.588            334,926
                                                       2005      1.417          1.441            442,064
                                                       2004      1.353          1.417            491,432
                                                       2003      1.068          1.353            261,444
                                                       2002      1.067          1.068             54,967

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2006      1.391          1.601            353,400
                                                       2005      1.372          1.391            395,149
                                                       2004      1.241          1.372            374,495
                                                       2003      1.021          1.241            244,664

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.625          1.790            540,138
                                                       2005      1.529          1.625            961,887
                                                       2004      1.256          1.529            710,264
                                                       2003      1.012          1.256            316,447

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2006      1.336          1.412            178,351

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.271          1.353                 --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2006      1.492          1.641            427,771

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.282          1.312             98,813

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2006      1.001          1.074          2,513,839

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2006      1.002          1.070              9,137

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.359          1.340            369,237

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2006      1.281          1.269              1,699

  MIST MFS Value Subaccount (Class A) (4/06).........  2006      1.262          1.393            113,433

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2006      1.003          1.218            687,855

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2006      1.460          1.567             13,451

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.092          1.147                168

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2006      1.122          1.160            939,707

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2006      1.003          1.027            536,318

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2006      0.885          0.862            762,364

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2006      1.041          1.079          1,714,633

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2006      1.143          1.173            153,803

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2006      1.212          1.227          1,173,634

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2006      1.428          1.462          1,625,768

  MSF MetLife Aggressive Allocation Subaccount
  (4/06).............................................  2006      1.002          1.059             76,739

  MSF MetLife Conservative Allocation Subaccount
  (4/06).............................................  2006      1.001          1.041            129,591

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)..................................  2006      1.002          1.047              3,377

  MSF MetLife Moderate Allocation Subaccount (4/06)..  2006      1.002          1.053             54,976

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)..................................  2006      1.002          1.058          3,744,117

  MSF MFS Total Return Subaccount (Class F) (4/06)...  2006      1.311          1.399          6,782,019

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.049            703,434

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2006      0.998          1.067            298,379

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.119          1.107          1,144,215
                                                       2005      1.117          1.119          1,495,964
                                                       2004      1.045          1.117          2,231,285
                                                       2003      1.002          1.045          1,039,141

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2006      1.146          1.169          7,635,347
                                                       2005      1.140          1.146         10,573,072
                                                       2004      1.107          1.140         14,158,270
                                                       2003      1.074          1.107         14,489,686
                                                       2002      1.003          1.074          8,698,076
                                                       2001      1.000          1.003            284,980

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (6/01).............................................  2006      1.228          1.339             58,001
                                                       2005      1.167          1.228             84,952
                                                       2004      1.105          1.167            165,358
                                                       2003      0.853          1.105            176,949
                                                       2002      1.233          0.853            126,575
                                                       2001      1.000          1.233             19,152

  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2006      1.458          1.828            502,241
                                                       2005      1.323          1.458            375,153
                                                       2004      1.160          1.323            516,700
                                                       2003      0.919          1.160            603,425
                                                       2002      1.138          0.919            285,369
                                                       2001      1.000          1.138             52,475

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2006      1.874          2.157            619,859
                                                       2005      1.783          1.874            844,247
                                                       2004      1.439          1.783          1,134,138
                                                       2003      0.980          1.439          1,081,087
                                                       2002      1.221          0.980            712,422
                                                       2001      1.000          1.221             16,781

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (6/01).............................................  2006      1.277          1.359                 --
                                                       2005      1.196          1.277            434,982
                                                       2004      1.144          1.196            595,498
                                                       2003      0.901          1.144            327,479
                                                       2002      1.206          0.901             82,566
                                                       2001      1.000          1.206              3,553

  Travelers Equity Income Subaccount (11/99).........  2006      1.360          1.428                 --
                                                       2005      1.326          1.360          2,251,835
                                                       2004      1.229          1.326          2,433,328
                                                       2003      0.955          1.229          1,969,032
                                                       2002      1.130          0.955            718,818
                                                       2001      1.000          1.130             27,813

  Travelers Large Cap Subaccount (11/99).............  2006      1.177          1.212                 --
                                                       2005      1.103          1.177          1,103,383
                                                       2004      1.055          1.103            915,748
                                                       2003      0.862          1.055            794,841
                                                       2002      1.138          0.862            226,191
                                                       2001      1.000          1.138             36,628

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.108          1.177                 --
                                                       2005      1.045          1.108                 --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.019          1.022                 --
                                                       2005      1.000          1.019             86,058

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.053          1.090                 --
                                                       2005      1.000          1.053             78,054

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.086          1.132                 --
                                                       2005      1.017          1.086          3,561,326

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.030          1.049                 --
                                                       2005      1.011          1.030                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Income Subaccount (11/99)........  2006      1.052          1.041                 --
                                                       2005      1.057          1.052          2,208,312
                                                       2004      1.047          1.057          3,414,689
                                                       2003      0.984          1.047          4,096,730
                                                       2002      0.981          0.984          2,197,709
                                                       2001      1.000          0.981             86,039

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.259          1.336                 --
                                                       2005      1.145          1.259            194,233
                                                       2004      1.006          1.145            273,915
                                                       2003      0.846          1.006            172,694
                                                       2002      1.151          0.846            159,360
                                                       2001      1.000          1.151                614

  Travelers MFS Mid Cap Growth Subaccount (6/02).....  2006      0.837          0.885                 --
                                                       2005      0.827          0.837          1,016,433
                                                       2004      0.738          0.827            768,481
                                                       2003      0.549          0.738            783,843
                                                       2002      0.626          0.549            222,429

  Travelers MFS Total Return Subaccount (11/99)......  2006      1.271          1.311                 --
                                                       2005      1.258          1.271          9,648,193
                                                       2004      1.150          1.258         10,625,367
                                                       2003      1.005          1.150          9,375,765
                                                       2002      1.081          1.005          4,154,038
                                                       2001      1.000          1.081            348,528

  Travelers MFS Value Subaccount (5/04)..............  2006      1.169          1.262                 --
                                                       2005      1.119          1.169            108,277
                                                       2004      0.972          1.119                 --

  Travelers Mondrian International Stock Subaccount
  (8/02).............................................  2006      1.300          1.492                 --
                                                       2005      1.209          1.300            424,780
                                                       2004      1.064          1.209            404,686
                                                       2003      0.843          1.064            261,140
                                                       2002      0.845          0.843             35,971

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.377          1.460                 --
                                                       2005      1.324          1.377             25,462
                                                       2004      1.213          1.324             30,145
                                                       2003      1.022          1.213             22,941

  Travelers Pioneer Mid Cap Value Subaccount (6/05)..  2006      1.038          1.092                 --
                                                       2005      1.000          1.038                209

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.112          1.122                 --
                                                       2005      1.092          1.112            176,162
                                                       2004      0.983          1.092              7,354

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.056          1.101                 --
                                                       2005      1.054          1.056            738,970
                                                       2004      0.974          1.054            840,779
                                                       2003      0.749          0.974            875,861
                                                       2002      1.148          0.749            654,693
                                                       2001      1.000          1.148            122,403

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)..................................  2006      1.113          1.281                 --
                                                       2005      1.000          1.113                 --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.109          1.271                 --
                                                       2005      1.005          1.109                 --

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      1.102          1.143                 --
                                                       2005      1.041          1.102            216,442
                                                       2004      1.021          1.041            216,807
                                                       2003      0.828          1.021             65,519
                                                       2002      1.194          0.828             50,164
                                                       2001      1.000          1.194                 --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2006      1.046          1.056             41,037
                                                       2005      0.987          1.046            220,369
                                                       2004      0.940          0.987            331,269
                                                       2003      0.752          0.940            350,888
                                                       2002      1.134          0.752            217,610
                                                       2001      1.000          1.134             81,986

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class) (11/99)..  2006      1.628          1.784            962,622
                                                       2005      1.419          1.628          1,117,054
                                                       2004      1.254          1.419            871,719
                                                       2003      0.995          1.254            733,222
                                                       2002      1.119          0.995            494,365
                                                       2001      1.000          1.119             61,062

  VIP Mid Cap Subaccount (Service Class 2) (5/02)....  2006      1.643          1.813          1,263,253
                                                       2005      1.418          1.643          1,771,018
                                                       2004      1.159          1.418          1,933,959
                                                       2003      0.854          1.159          1,521,044
                                                       2002      0.993          0.854            558,775

                         SEPARATE ACCOUNT CHARGES 1.90%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I) (4/06)..  2006      1.000          1.078                --

  AIM V.I. Premier Equity Subaccount (Series I)
  (5/01).............................................  2006      1.272          1.334                --
                                                       2005      1.227          1.272                --
                                                       2004      1.182          1.227                --
                                                       2003      0.963          1.182                --
                                                       2002      1.000          0.963                --

AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.395          1.457                --
                                                       2005      1.359          1.395            82,329
                                                       2004      1.245          1.359            48,842
                                                       2003      0.960          1.245            17,824
                                                       2002      1.000          0.960                --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.374          1.340                --
                                                       2005      1.220          1.374                --
                                                       2004      1.147          1.220                --
                                                       2003      0.948          1.147                --
                                                       2002      1.000          0.948                --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.629          1.925           277,756
                                                       2005      1.455          1.629           286,844
                                                       2004      1.307          1.455           217,768
                                                       2003      0.984          1.307            43,010
                                                       2002      1.000          0.984                --

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.623          1.755         1,211,493
                                                       2005      1.423          1.623         1,231,310
                                                       2004      1.289          1.423           961,541
                                                       2003      0.961          1.289           185,151
                                                       2002      1.000          0.961                --

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2006      1.419          1.604         1,380,908
                                                       2005      1.367          1.419         1,353,800
                                                       2004      1.262          1.367         1,067,737
                                                       2003      0.971          1.262           203,537
                                                       2002      1.000          0.971                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Capital Appreciation Fund
  Capital Appreciation Fund (6/02)...................  2006      1.615          1.596                --
                                                       2005      1.392          1.615             4,501
                                                       2004      1.187          1.392                --
                                                       2003      0.968          1.187                --
                                                       2002      1.000          0.968                --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/02).............................................  2006      1.792          2.332                --
                                                       2005      1.704          1.792             4,961
                                                       2004      1.322          1.704                --
                                                       2003      1.005          1.322                --
                                                       2002      1.000          1.005                --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.301          1.413                --
                                                       2005      1.203          1.301                --
                                                       2004      1.074          1.203                --
                                                       2003      1.000          1.074                --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.298          1.446                --
                                                       2005      1.201          1.298            66,684
                                                       2004      1.067          1.201            13,437
                                                       2003      1.000          1.067                --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2006      1.032          1.197           215,071
                                                       2005      0.984          1.032             8,063

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2006      1.467          1.565           156,569
                                                       2005      1.427          1.467           163,249
                                                       2004      1.305          1.427           164,059
                                                       2003      0.969          1.305            46,073
                                                       2002      1.000          0.969                --

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (6/02)..........................................  2006      1.464          1.700                --
                                                       2005      1.349          1.464           405,239
                                                       2004      1.221          1.349           277,073
                                                       2003      0.994          1.221            30,032
                                                       2002      1.000          0.994                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2006      2.208          2.775            98,101
                                                       2005      1.766          2.208            83,628
                                                       2004      1.443          1.766            46,128
                                                       2003      1.000          1.443             2,519

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2006      1.613          1.922           241,076
                                                       2005      1.492          1.613           213,835
                                                       2004      1.283          1.492           112,968
                                                       2003      0.989          1.283            26,793
                                                       2002      1.000          0.989                --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (7/02)...................................  2006      1.540          1.840                --
                                                       2005      1.441          1.540            75,906
                                                       2004      1.266          1.441             3,840
                                                       2003      0.977          1.266                --
                                                       2002      1.000          0.977                --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2006      1.689          1.878             7,170
                                                       2005      1.536          1.689            87,395
                                                       2004      1.300          1.536            13,078
                                                       2003      0.983          1.300            13,120
                                                       2002      1.000          0.983                --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.532          1.714                --
                                                       2005      1.501          1.532            60,963
                                                       2004      1.331          1.501            41,794
                                                       2003      1.000          1.331             5,427

Legg Mason Partners Investment Series
  LMPIS Dividend Strategy Subaccount (5/01)..........  2006      1.159          1.341            36,317
                                                       2005      1.184          1.159            38,157
                                                       2004      1.167          1.184            38,953
                                                       2003      0.963          1.167            26,151
                                                       2002      1.000          0.963                --

  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2006      1.332          1.403             6,178
                                                       2005      1.277          1.332             6,184
                                                       2004      1.265          1.277             6,190
                                                       2003      0.960          1.265             6,191
                                                       2002      1.000          0.960                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunties Subaccount
  (5/01).............................................  2006      1.585          1.756            62,931
                                                       2005      1.540          1.585            69,236
                                                       2004      1.358          1.540            41,271
                                                       2003      0.975          1.358            29,774
                                                       2002      1.000          0.975                --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2006      1.421          1.647            54,311
                                                       2005      1.392          1.421            54,311
                                                       2004      1.310          1.392            53,860
                                                       2003      0.960          1.310                --
                                                       2002      1.000          0.960                --

  LMPVPI Investors Subaccount (Class I) (11/99)......  2006      1.409          1.635            94,236
                                                       2005      1.348          1.409           102,966
                                                       2004      1.245          1.348           121,149
                                                       2003      0.959          1.245             2,766
                                                       2002      1.000          0.959                --

  LMPVPI Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2006      1.647          1.823            42,710
                                                       2005      1.600          1.647            37,594
                                                       2004      1.417          1.600            20,154
                                                       2003      0.970          1.417             5,028
                                                       2002      1.000          0.970                --

Legg Mason Partners Variable Portfolios II
  LMPVPII Appreciation Subaccount (11/99)............  2006      1.304          1.469           588,114
                                                       2005      1.274          1.304           619,294
                                                       2004      1.194          1.274           570,838
                                                       2003      0.977          1.194           261,139
                                                       2002      1.000          0.977                --

  LMPVPII Diversified Strategic Income Subaccount
  (11/99)............................................  2006      1.167          1.207           300,769
                                                       2005      1.160          1.167           317,681
                                                       2004      1.108          1.160           334,187
                                                       2003      1.010          1.108            54,869
                                                       2002      1.000          1.010                --

  LMPVPII Equity Index Subaccount (Class II)
  (11/99)............................................  2006      1.341          1.515           341,657
                                                       2005      1.311          1.341           341,657
                                                       2004      1.212          1.311           341,652
                                                       2003      0.967          1.212           332,454
                                                       2002      1.000          0.967                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPII Fundamental Value Subaccount (12/99).......  2006      1.434          1.644           665,663
                                                       2005      1.395          1.434           698,844
                                                       2004      1.314          1.395           454,318
                                                       2003      0.966          1.314            85,334
                                                       2002      1.000          0.966                --

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount (9/03)..  2006      0.995          1.016            68,990
                                                       2005      0.990          0.995            69,186
                                                       2004      0.998          0.990            65,836
                                                       2003      1.000          0.998            21,033

  LMPVPIII Aggressive Growth Subaccount (11/99)......  2006      1.483          1.583         1,085,445
                                                       2005      1.354          1.483         1,131,542
                                                       2004      1.255          1.354         1,291,834
                                                       2003      0.951          1.255           428,338
                                                       2002      1.000          0.951                --

  LMPVPIII High Income Subaccount (11/99)............  2006      1.375          1.498           256,606
                                                       2005      1.366          1.375           249,241
                                                       2004      1.260          1.366           271,125
                                                       2003      1.007          1.260            90,723
                                                       2002      1.000          1.007                --

  LMPVPIII International All Cap Growth Subaccount
  (11/99)............................................  2006      1.563          1.930                --
                                                       2005      1.426          1.563                --
                                                       2004      1.233          1.426                --
                                                       2003      0.986          1.233                --
                                                       2002      1.000          0.986                --

  LMPVPIII Large Cap Growth Subaccount (11/99).......  2006      1.393          1.429           288,948
                                                       2005      1.349          1.393           282,323
                                                       2004      1.370          1.349           280,610
                                                       2003      0.946          1.370            26,255
                                                       2002      1.000          0.946                --

  LMPVPIII Large Cap Value Subaccount (11/99)........  2006      1.376          1.597                --
                                                       2005      1.317          1.376                --
                                                       2004      1.213          1.317                --
                                                       2003      0.969          1.213                --
                                                       2002      1.000          0.969                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPIII Mid Cap Core Subaccount (11/99)...........  2006      1.432          1.613           217,180
                                                       2005      1.347          1.432           221,778
                                                       2004      1.244          1.347           184,684
                                                       2003      0.977          1.244            21,360
                                                       2002      1.000          0.977                --

  LMPVPIII Money Market Subaccount (11/99)...........  2006      0.986          1.012           420,265
                                                       2005      0.977          0.986           230,842
                                                       2004      0.987          0.977           583,268
                                                       2003      1.000          0.987            21,211
                                                       2002      1.000          1.000                --

Legg Mason Partners Variable Portfolios IV
  LMPVPIV Multiple Discipline Subaccount-All Cap
  Growth and Value (10/02)...........................  2006      1.351          1.506         2,672,826
                                                       2005      1.308          1.351         3,126,476
                                                       2004      1.250          1.308         3,129,033
                                                       2003      0.969          1.250           349,220
                                                       2002      1.000          0.969                --

  LMPVPIV Multiple Discipline Subaccount-Balanced All
  Cap Growth and Value (10/02).......................  2006      1.235          1.339         1,134,288
                                                       2005      1.207          1.235         1,165,387
                                                       2004      1.172          1.207         1,168,257
                                                       2003      0.979          1.172           420,318
                                                       2002      1.000          0.979                --

  LMPVPIV Multiple Discipline Subaccount-Global All
  Cap Growth and Value (10/02).......................  2006      1.405          1.588           467,270
                                                       2005      1.344          1.405           565,707
                                                       2004      1.243          1.344           617,175
                                                       2003      0.963          1.243           234,892
                                                       2002      1.000          0.963                --

  LMPVPIV Multiple Discipline Subaccount-Large Cap
  Growth and Value (10/02)...........................  2006      1.295          1.427           384,831
                                                       2005      1.275          1.295           404,000
                                                       2004      1.217          1.275           525,496
                                                       2003      0.962          1.217            85,326
                                                       2002      1.000          0.962                --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2006      1.389          1.598           213,844
                                                       2005      1.371          1.389           201,430
                                                       2004      1.240          1.371           110,691
                                                       2003      1.000          1.240                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.623          1.787           231,051
                                                       2005      1.528          1.623           231,958
                                                       2004      1.255          1.528            57,489
                                                       2003      1.000          1.255             1,278

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2006      1.534          1.622                --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.271          1.352                --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2006      1.769          1.946           182,174

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.596          1.633            13,840

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2006      1.001          1.074           728,257

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2006      1.002          1.070            11,143

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.455          1.434            33,213

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2006      1.280          1.268             4,852

  MIST MFS Value Subaccount (Class A) (4/06).........  2006      1.261          1.391            98,334

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2006      1.003          1.218            25,436

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2006      1.458          1.564            37,178

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.091          1.146             2,927

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2006      1.121          1.159            54,941

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2006      1.003          1.027           207,530

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2006      1.568          1.527            14,824

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2006      1.072          1.110           344,195

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2006      1.331          1.366                --

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2006      1.357          1.373           185,008

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2006      1.431          1.465           152,926

  MSF MetLife Aggressive Allocation Subaccount
  (4/06).............................................  2006      1.002          1.058           226,837

  MSF MetLife Conservative Allocation Subaccount
  (4/06).............................................  2006      1.001          1.041                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)..................................  2006      1.002          1.047                --

  MSF MetLife Moderate Allocation Subaccount (4/06)..  2006      1.002          1.052                --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)..................................  2006      1.002          1.057                --

  MSF MFS Total Return Subaccount (Class F) (4/06)...  2006      1.284          1.370           932,573

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.049           246,385

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2006      0.998          1.067                --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.118          1.105           314,592
                                                       2005      1.116          1.118           289,477
                                                       2004      1.044          1.116           277,755
                                                       2003      1.000          1.044            23,588

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2006      1.079          1.099         1,263,970
                                                       2005      1.073          1.079         1,152,941
                                                       2004      1.043          1.073           952,336
                                                       2003      1.012          1.043           127,154
                                                       2002      1.000          1.012                --

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (6/01).............................................  2006      1.378          1.502                --
                                                       2005      1.310          1.378                --
                                                       2004      1.241          1.310                --
                                                       2003      0.958          1.241                --
                                                       2002      1.000          0.958                --

  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2006      1.574          1.973             8,027
                                                       2005      1.430          1.574                --
                                                       2004      1.254          1.430                --
                                                       2003      0.994          1.254                --
                                                       2002      1.000          0.994                --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2006      1.865          2.147            70,927
                                                       2005      1.776          1.865            74,269
                                                       2004      1.434          1.776            46,804
                                                       2003      0.977          1.434             3,685
                                                       2002      1.000          0.977                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (6/01).............................................  2006      1.368          1.455                --
                                                       2005      1.282          1.368            43,131
                                                       2004      1.227          1.282            19,245
                                                       2003      0.967          1.227             8,288
                                                       2002      1.000          0.967                --

  Travelers Equity Income Subaccount (11/99).........  2006      1.363          1.431                --
                                                       2005      1.330          1.363           183,475
                                                       2004      1.234          1.330           155,661
                                                       2003      0.958          1.234            61,717
                                                       2002      1.000          0.958                --

  Travelers Large Cap Subaccount (11/99).............  2006      1.318          1.357                --
                                                       2005      1.236          1.318            15,317
                                                       2004      1.182          1.236            15,542
                                                       2003      0.967          1.182            13,798
                                                       2002      1.000          0.967                --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.108          1.177                --
                                                       2005      1.045          1.108           193,133

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.019          1.021                --
                                                       2005      1.000          1.019                --

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.053          1.089                --
                                                       2005      1.000          1.053                --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.086          1.131                --
                                                       2005      1.017          1.086                --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.030          1.049                --
                                                       2005      1.011          1.030                --

  Travelers Managed Income Subaccount (11/99)........  2006      1.083          1.072                --
                                                       2005      1.089          1.083           352,051
                                                       2004      1.079          1.089           345,753
                                                       2003      1.014          1.079                --
                                                       2002      1.000          1.014                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.446          1.534                --
                                                       2005      1.316          1.446                --
                                                       2004      1.157          1.316                --
                                                       2003      0.973          1.157                --
                                                       2002      1.000          0.973                --

  Travelers MFS Mid Cap Growth Subaccount (6/02).....  2006      1.483          1.568                --
                                                       2005      1.466          1.483            14,824
                                                       2004      1.310          1.466                --
                                                       2003      0.974          1.310                --
                                                       2002      1.000          0.974                --

  Travelers MFS Total Return Subaccount (11/99)......  2006      1.245          1.284                --
                                                       2005      1.233          1.245         1,014,186
                                                       2004      1.127          1.233           931,876
                                                       2003      0.986          1.127           384,579
                                                       2002      1.000          0.986                --

  Travelers MFS Value Subaccount (5/04)..............  2006      1.168          1.261                --
                                                       2005      1.118          1.168            75,077
                                                       2004      0.972          1.118                --

  Travelers Mondrian International Stock Subaccount
  (8/02).............................................  2006      1.542          1.769                --
                                                       2005      1.435          1.542           175,609
                                                       2004      1.263          1.435           132,646
                                                       2003      1.001          1.263            49,246
                                                       2002      1.000          1.001                --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.375          1.458                --
                                                       2005      1.322          1.375            44,434
                                                       2004      1.213          1.322            39,313
                                                       2003      1.000          1.213                --

  Travelers Pioneer Mid Cap Value Subaccount (6/05)..  2006      1.038          1.091                --
                                                       2005      1.000          1.038                --

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.111          1.121                --
                                                       2005      1.092          1.111            48,124
                                                       2004      0.983          1.092            20,981

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.365          1.423                --
                                                       2005      1.364          1.365           172,578
                                                       2004      1.261          1.364           183,914
                                                       2003      0.969          1.261             8,052
                                                       2002      1.000          0.969                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)..................................  2006      1.113          1.280                --
                                                       2005      1.000          1.113                --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.109          1.271                --
                                                       2005      1.005          1.109                --

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      1.284          1.331                --
                                                       2005      1.214          1.284                --
                                                       2004      1.191          1.214                --
                                                       2003      0.966          1.191                --
                                                       2002      1.000          0.966                --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2006      1.334          1.346            38,298
                                                       2005      1.259          1.334            36,808
                                                       2004      1.199          1.259            43,190
                                                       2003      0.960          1.199             4,866
                                                       2002      1.000          0.960                --

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class) (11/99)..  2006      1.620          1.774           133,851
                                                       2005      1.413          1.620            59,498
                                                       2004      1.249          1.413            42,482
                                                       2003      0.992          1.249            15,585
                                                       2002      1.000          0.992                --

  VIP Mid Cap Subaccount (Service Class 2) (5/02)....  2006      1.895          2.090           360,379
                                                       2005      1.636          1.895           363,463
                                                       2004      1.338          1.636           281,376
                                                       2003      0.986          1.338            18,971
                                                       2002      1.000          0.986                --




                         SEPARATE ACCOUNT CHARGES 1.95%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I) (4/06)..  2006      1.000          1.077                --

  AIM V.I. Premier Equity Subaccount (Series I)
  (5/01).............................................  2006      1.270          1.332                --
                                                       2005      1.225          1.270                --
                                                       2004      1.181          1.225                --
                                                       2003      0.963          1.181                --
                                                       2002      1.000          0.963                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.393          1.454                --
                                                       2005      1.358          1.393            29,418
                                                       2004      1.245          1.358            30,325
                                                       2003      0.960          1.245            17,243
                                                       2002      1.000          0.960                --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.372          1.337                --
                                                       2005      1.218          1.372             8,961
                                                       2004      1.147          1.218             8,961
                                                       2003      0.948          1.147             4,728
                                                       2002      1.000          0.948                --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.626          1.921             1,393
                                                       2005      1.454          1.626             1,395
                                                       2004      1.306          1.454             8,292
                                                       2003      0.984          1.306                --
                                                       2002      1.000          0.984                --

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.620          1.752           324,087
                                                       2005      1.422          1.620           312,677
                                                       2004      1.289          1.422           310,343
                                                       2003      0.961          1.289           233,269
                                                       2002      1.000          0.961                --

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2006      1.417          1.601           665,666
                                                       2005      1.365          1.417           612,262
                                                       2004      1.261          1.365           612,287
                                                       2003      0.971          1.261           359,401
                                                       2002      1.000          0.971                --

Capital Appreciation Fund
  Capital Appreciation Fund (6/02)...................  2006      1.612          1.593                --
                                                       2005      1.391          1.612                --
                                                       2004      1.186          1.391                --
                                                       2003      0.968          1.186                --
                                                       2002      1.000          0.968                --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/02).............................................  2006      1.789          2.328                --
                                                       2005      1.702          1.789            14,515
                                                       2004      1.321          1.702                --
                                                       2003      1.005          1.321                --
                                                       2002      1.000          1.005                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.299          1.412                --
                                                       2005      1.203          1.299                --
                                                       2004      1.074          1.203                --
                                                       2003      1.000          1.074                --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.297          1.444                --
                                                       2005      1.201          1.297                --
                                                       2004      1.067          1.201                --
                                                       2003      1.000          1.067                --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2006      1.032          1.196            23,517
                                                       2005      0.984          1.032                --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2006      1.465          1.562            32,587
                                                       2005      1.425          1.465            32,587
                                                       2004      1.304          1.425            29,310
                                                       2003      0.969          1.304            47,809
                                                       2002      1.000          0.969                --

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (6/02)..........................................  2006      1.462          1.697                --
                                                       2005      1.348          1.462                --
                                                       2004      1.220          1.348                --
                                                       2003      0.994          1.220            37,934
                                                       2002      1.000          0.994                --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2006      2.205          2.770            19,976
                                                       2005      1.764          2.205            19,976
                                                       2004      1.443          1.764            14,602
                                                       2003      1.000          1.443                --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2006      1.610          1.918            42,323
                                                       2005      1.490          1.610            42,325
                                                       2004      1.282          1.490            47,231
                                                       2003      0.989          1.282            45,162
                                                       2002      1.000          0.989                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (7/02)...................................  2006      1.537          1.837                --
                                                       2005      1.440          1.537            11,908
                                                       2004      1.265          1.440            11,908
                                                       2003      0.976          1.265                --
                                                       2002      1.000          0.976                --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2006      1.686          1.874                --
                                                       2005      1.535          1.686                --
                                                       2004      1.299          1.535                --
                                                       2003      0.983          1.299                --
                                                       2002      1.000          0.983                --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.529          1.711                --
                                                       2005      1.500          1.529             9,699
                                                       2004      1.331          1.500            24,726
                                                       2003      1.000          1.331            21,288

Legg Mason Partners Investment Series
  LMPIS Dividend Strategy Subaccount (5/01)..........  2006      1.157          1.339            12,182
                                                       2005      1.182          1.157            12,188
                                                       2004      1.166          1.182            12,194
                                                       2003      0.963          1.166             8,935
                                                       2002      1.000          0.963                --

  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2006      1.330          1.400                --
                                                       2005      1.275          1.330                --
                                                       2004      1.264          1.275                --
                                                       2003      0.960          1.264                --
                                                       2002      1.000          0.960                --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunties Subaccount
  (5/01).............................................  2006      1.583          1.752            24,165
                                                       2005      1.538          1.583            24,165
                                                       2004      1.357          1.538            24,165
                                                       2003      0.974          1.357            24,165
                                                       2002      1.000          0.974                --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2006      1.419          1.643            48,307
                                                       2005      1.390          1.419            39,811
                                                       2004      1.309          1.390            39,816
                                                       2003      0.960          1.309            40,379
                                                       2002      1.000          0.960                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPI Investors Subaccount (Class I) (11/99)......  2006      1.407          1.632             6,098
                                                       2005      1.347          1.407             6,103
                                                       2004      1.244          1.347             6,109
                                                       2003      0.959          1.244             3,053
                                                       2002      1.000          0.959                --

  LMPVPI Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2006      1.645          1.819                --
                                                       2005      1.599          1.645                --
                                                       2004      1.416          1.599                --
                                                       2003      0.970          1.416                --
                                                       2002      1.000          0.970                --

Legg Mason Partners Variable Portfolios II
  LMPVPII Appreciation Subaccount (11/99)............  2006      1.302          1.466           390,877
                                                       2005      1.273          1.302           391,438
                                                       2004      1.193          1.273           391,819
                                                       2003      0.977          1.193           388,958
                                                       2002      1.000          0.977                --

  LMPVPII Diversified Strategic Income Subaccount
  (11/99)............................................  2006      1.166          1.205           130,779
                                                       2005      1.159          1.166           148,667
                                                       2004      1.107          1.159           150,453
                                                       2003      1.010          1.107           110,657
                                                       2002      1.000          1.010                --

  LMPVPII Equity Index Subaccount (Class II)
  (11/99)............................................  2006      1.339          1.512           101,227
                                                       2005      1.310          1.339           103,069
                                                       2004      1.211          1.310           105,163
                                                       2003      0.967          1.211           105,766
                                                       2002      1.000          0.967                --

  LMPVPII Fundamental Value Subaccount (12/99).......  2006      1.432          1.640            21,353
                                                       2005      1.394          1.432            21,353
                                                       2004      1.313          1.394            24,903
                                                       2003      0.966          1.313            21,353
                                                       2002      1.000          0.966                --

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount (9/03)..  2006      0.994          1.015                --
                                                       2005      0.990          0.994                --
                                                       2004      0.998          0.990                --
                                                       2003      1.000          0.998                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPIII Aggressive Growth Subaccount (11/99)......  2006      1.481          1.580           176,291
                                                       2005      1.353          1.481           116,450
                                                       2004      1.254          1.353           120,515
                                                       2003      0.951          1.254            84,794
                                                       2002      1.000          0.951                --

  LMPVPIII High Income Subaccount (11/99)............  2006      1.373          1.494            55,226
                                                       2005      1.365          1.373            70,824
                                                       2004      1.260          1.365            72,378
                                                       2003      1.007          1.260            79,359
                                                       2002      1.000          1.007                --

  LMPVPIII International All Cap Growth Subaccount
  (11/99)............................................  2006      1.560          1.926            27,987
                                                       2005      1.424          1.560            27,987
                                                       2004      1.232          1.424            27,987
                                                       2003      0.986          1.232            27,987
                                                       2002      1.000          0.986                --

  LMPVPIII Large Cap Growth Subaccount (11/99).......  2006      1.391          1.426           107,143
                                                       2005      1.348          1.391           107,618
                                                       2004      1.369          1.348           111,962
                                                       2003      0.946          1.369           105,885
                                                       2002      1.000          0.946                --

  LMPVPIII Large Cap Value Subaccount (11/99)........  2006      1.374          1.594            73,060
                                                       2005      1.316          1.374            73,060
                                                       2004      1.213          1.316            73,060
                                                       2003      0.969          1.213            73,060
                                                       2002      1.000          0.969                --

  LMPVPIII Mid Cap Core Subaccount (11/99)...........  2006      1.430          1.610            47,569
                                                       2005      1.346          1.430            48,015
                                                       2004      1.243          1.346            51,994
                                                       2003      0.977          1.243            49,273
                                                       2002      1.000          0.977                --

  LMPVPIII Money Market Subaccount (11/99)...........  2006      0.984          1.010            91,329
                                                       2005      0.976          0.984            91,329
                                                       2004      0.987          0.976            91,329
                                                       2003      1.000          0.987            91,329
                                                       2002      1.000          1.000                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios IV
  LMPVPIV Multiple Discipline Subaccount-All Cap
  Growth and Value (10/02)...........................  2006      1.349          1.503           170,012
                                                       2005      1.307          1.349           171,214
                                                       2004      1.249          1.307           170,926
                                                       2003      0.969          1.249           412,874
                                                       2002      1.000          0.969                --

  LMPVPIV Multiple Discipline Subaccount-Balanced All
  Cap Growth and Value (10/02).......................  2006      1.233          1.337         1,091,766
                                                       2005      1.206          1.233         1,307,048
                                                       2004      1.171          1.206         1,869,909
                                                       2003      0.979          1.171         1,453,485
                                                       2002      1.000          0.979                --

  LMPVPIV Multiple Discipline Subaccount-Global All
  Cap Growth and Value (10/02).......................  2006      1.403          1.585           100,626
                                                       2005      1.343          1.403           100,626
                                                       2004      1.242          1.343           100,626
                                                       2003      0.963          1.242           100,626
                                                       2002      1.000          0.963                --

  LMPVPIV Multiple Discipline Subaccount-Large Cap
  Growth and Value (10/02)...........................  2006      1.293          1.424            92,222
                                                       2005      1.274          1.293            61,261
                                                       2004      1.216          1.274            61,261
                                                       2003      0.962          1.216            98,943
                                                       2002      1.000          0.962                --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2006      1.387          1.595                --
                                                       2005      1.370          1.387                --
                                                       2004      1.240          1.370                --
                                                       2003      1.000          1.240                --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.620          1.784            30,605
                                                       2005      1.527          1.620            29,794
                                                       2004      1.255          1.527            29,800
                                                       2003      1.000          1.255            29,801

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2006      1.532          1.618                --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.270          1.350                --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2006      1.767          1.942            62,759

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.593          1.630                --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2006      1.001          1.073            42,748

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2006      1.002          1.069                --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.453          1.432            20,979

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2006      1.279          1.267                --

  MIST MFS Value Subaccount (Class A) (4/06).........  2006      1.260          1.389                --

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2006      1.003          1.217            27,972

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2006      1.456          1.562             5,919

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.091          1.145             5,867

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2006      1.120          1.157                --

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2006      1.003          1.026            73,739

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2006      1.565          1.524                --

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2006      1.070          1.108           307,909

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2006      1.329          1.363                --

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2006      1.355          1.370             9,029

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2006      1.429          1.462            77,841

  MSF MetLife Aggressive Allocation Subaccount
  (4/06).............................................  2006      1.002          1.058                --

  MSF MetLife Conservative Allocation Subaccount
  (4/06).............................................  2006      1.001          1.040                --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)..................................  2006      1.002          1.047                --

  MSF MetLife Moderate Allocation Subaccount (4/06)..  2006      1.002          1.052                --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)..................................  2006      1.002          1.057                --

  MSF MFS Total Return Subaccount (Class F) (4/06)...  2006      1.282          1.367           131,683

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.049            19,954

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2006      0.998          1.066            12,241

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.116          1.103            60,291
                                                       2005      1.115          1.116            60,291
                                                       2004      1.044          1.115            60,291
                                                       2003      1.000          1.044            57,878

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2006      1.077          1.097           162,284
                                                       2005      1.072          1.077           160,810
                                                       2004      1.042          1.072           179,966
                                                       2003      1.012          1.042           151,979
                                                       2002      1.000          1.012                --

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (6/01).............................................  2006      1.376          1.499                --
                                                       2005      1.309          1.376                --
                                                       2004      1.240          1.309                --
                                                       2003      0.958          1.240                --
                                                       2002      1.000          0.958                --

  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2006      1.572          1.969            66,294
                                                       2005      1.428          1.572            67,482
                                                       2004      1.253          1.428            72,597
                                                       2003      0.994          1.253            72,597
                                                       2002      1.000          0.994                --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2006      1.863          2.143            13,974
                                                       2005      1.774          1.863            13,974
                                                       2004      1.433          1.774             8,360
                                                       2003      0.977          1.433             8,360
                                                       2002      1.000          0.977                --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (6/01).............................................  2006      1.366          1.453                --
                                                       2005      1.281          1.366            20,979
                                                       2004      1.226          1.281            20,979
                                                       2003      0.967          1.226            20,979
                                                       2002      1.000          0.967                --

  Travelers Equity Income Subaccount (11/99).........  2006      1.361          1.429                --
                                                       2005      1.329          1.361            78,736
                                                       2004      1.233          1.329            79,753
                                                       2003      0.958          1.233            75,794
                                                       2002      1.000          0.958                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Large Cap Subaccount (11/99).............  2006      1.316          1.355                --
                                                       2005      1.235          1.316                --
                                                       2004      1.182          1.235                --
                                                       2003      0.967          1.182                --
                                                       2002      1.000          0.967                --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.107          1.176                --
                                                       2005      1.045          1.107                --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.018          1.021                --
                                                       2005      1.000          1.018                --

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.052          1.089                --
                                                       2005      1.000          1.052                --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.085          1.131                --
                                                       2005      1.017          1.085                --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.029          1.048                --
                                                       2005      1.011          1.029                --

  Travelers Managed Income Subaccount (11/99)........  2006      1.081          1.070                --
                                                       2005      1.088          1.081           346,221
                                                       2004      1.078          1.088           349,895
                                                       2003      1.014          1.078           275,876
                                                       2002      1.000          1.014                --

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.444          1.532                --
                                                       2005      1.314          1.444                --
                                                       2004      1.156          1.314                --
                                                       2003      0.973          1.156                --
                                                       2002      1.000          0.973                --

  Travelers MFS Mid Cap Growth Subaccount (6/02).....  2006      1.481          1.565                --
                                                       2005      1.465          1.481                --
                                                       2004      1.309          1.465                --
                                                       2003      0.974          1.309                --
                                                       2002      1.000          0.974                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers MFS Total Return Subaccount (11/99)......  2006      1.243          1.282                --
                                                       2005      1.231          1.243           134,864
                                                       2004      1.127          1.231           143,268
                                                       2003      0.986          1.127           291,870
                                                       2002      1.000          0.986                --

  Travelers MFS Value Subaccount (5/04)..............  2006      1.167          1.260                --
                                                       2005      1.118          1.167                --
                                                       2004      0.972          1.118            22,795

  Travelers Mondrian International Stock Subaccount
  (8/02).............................................  2006      1.540          1.767                --
                                                       2005      1.433          1.540            63,875
                                                       2004      1.263          1.433            70,505
                                                       2003      1.001          1.263            67,375
                                                       2002      1.000          1.001                --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.373          1.456                --
                                                       2005      1.321          1.373             5,924
                                                       2004      1.212          1.321             5,930
                                                       2003      1.000          1.212             6,531

  Travelers Pioneer Mid Cap Value Subaccount (6/05)..  2006      1.037          1.091                --
                                                       2005      1.000          1.037                --

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.110          1.120                --
                                                       2005      1.092          1.110                --
                                                       2004      0.983          1.092                --

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.363          1.421                --
                                                       2005      1.362          1.363             8,608
                                                       2004      1.260          1.362             8,608
                                                       2003      0.969          1.260             8,608
                                                       2002      1.000          0.969                --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)..................................  2006      1.113          1.279                --
                                                       2005      1.000          1.113                --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.108          1.270                --
                                                       2005      1.005          1.108                --

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      1.282          1.329                --
                                                       2005      1.212          1.282                --
                                                       2004      1.190          1.212                --
                                                       2003      0.966          1.190                --
                                                       2002      1.000          0.966                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2006      1.331          1.343             8,647
                                                       2005      1.258          1.331             8,647
                                                       2004      1.198          1.258             9,019
                                                       2003      0.959          1.198             5,118
                                                       2002      1.000          0.959                --

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class) (11/99)..  2006      1.618          1.771            91,370
                                                       2005      1.412          1.618            18,602
                                                       2004      1.248          1.412            18,606
                                                       2003      0.992          1.248            18,611
                                                       2002      1.000          0.992                --

  VIP Mid Cap Subaccount (Service Class 2) (5/02)....  2006      1.892          2.086            51,864
                                                       2005      1.635          1.892            48,157
                                                       2004      1.337          1.635            22,724
                                                       2003      0.986          1.337            21,215
                                                       2002      1.000          0.986                --




                         SEPARATE ACCOUNT CHARGES 2.00%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I) (4/06)..  2006      1.000          1.077               --

  AIM V.I. Premier Equity Subaccount (Series I)
  (5/01).............................................  2006      1.268          1.330               --
                                                       2005      1.224          1.268               --
                                                       2004      1.181          1.224               --
                                                       2003      0.963          1.181               --
                                                       2002      1.000          0.963               --

AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.391          1.452               --
                                                       2005      1.356          1.391            3,217
                                                       2004      1.244          1.356            2,863
                                                       2003      0.960          1.244            2,259
                                                       2002      1.000          0.960               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.370          1.334               --
                                                       2005      1.217          1.370               --
                                                       2004      1.146          1.217               --
                                                       2003      0.948          1.146               --
                                                       2002      1.000          0.948               --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.624          1.917           47,031
                                                       2005      1.452          1.624           47,188
                                                       2004      1.305          1.452           26,165
                                                       2003      0.984          1.305           19,446
                                                       2002      1.000          0.984               --

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.618          1.748           90,031
                                                       2005      1.420          1.618           82,075
                                                       2004      1.288          1.420           61,511
                                                       2003      0.961          1.288           44,303
                                                       2002      1.000          0.961               --

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2006      1.415          1.598           99,018
                                                       2005      1.364          1.415           90,275
                                                       2004      1.261          1.364           83,688
                                                       2003      0.971          1.261           44,174
                                                       2002      1.000          0.971               --

Capital Appreciation Fund
  Capital Appreciation Fund (6/02)...................  2006      1.610          1.591               --
                                                       2005      1.389          1.610               --
                                                       2004      1.186          1.389               --
                                                       2003      0.968          1.186               --
                                                       2002      1.000          0.968               --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/02).............................................  2006      1.787          2.323               --
                                                       2005      1.701          1.787              696
                                                       2004      1.321          1.701               --
                                                       2003      1.005          1.321               --
                                                       2002      1.000          1.005               --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.298          1.410               --
                                                       2005      1.202          1.298           31,491
                                                       2004      1.074          1.202               --
                                                       2003      1.000          1.074               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.295          1.442               --
                                                       2005      1.200          1.295               --
                                                       2004      1.067          1.200               --
                                                       2003      1.000          1.067               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2006      1.031          1.195            1,154
                                                       2005      0.984          1.031              443

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2006      1.463          1.558            8,788
                                                       2005      1.424          1.463            8,791
                                                       2004      1.303          1.424            8,794
                                                       2003      0.969          1.303           12,822
                                                       2002      1.000          0.969               --

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (6/02)..........................................  2006      1.459          1.693               --
                                                       2005      1.347          1.459               --
                                                       2004      1.220          1.347               --
                                                       2003      0.994          1.220           13,197
                                                       2002      1.000          0.994               --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2006      2.202          2.765            5,840
                                                       2005      1.763          2.202            5,840
                                                       2004      1.442          1.763               --
                                                       2003      1.000          1.442           10,805

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2006      1.608          1.914           31,820
                                                       2005      1.489          1.608           31,827
                                                       2004      1.281          1.489           29,138
                                                       2003      0.989          1.281           42,256
                                                       2002      1.000          0.989               --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (7/02)...................................  2006      1.535          1.833               --
                                                       2005      1.438          1.535           10,334
                                                       2004      1.265          1.438            3,214
                                                       2003      0.976          1.265               --
                                                       2002      1.000          0.976               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2006      1.684          1.870               --
                                                       2005      1.533          1.684               --
                                                       2004      1.298          1.533               --
                                                       2003      0.983          1.298               --
                                                       2002      1.000          0.983               --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.527          1.708               --
                                                       2005      1.498          1.527            5,128
                                                       2004      1.330          1.498            3,083
                                                       2003      1.000          1.330               --

Legg Mason Partners Investment Series
  LMPIS Dividend Strategy Subaccount (5/01)..........  2006      1.156          1.336               --
                                                       2005      1.181          1.156               --
                                                       2004      1.166          1.181               --
                                                       2003      0.963          1.166               --
                                                       2002      1.000          0.963               --

  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2006      1.328          1.397               --
                                                       2005      1.274          1.328               --
                                                       2004      1.263          1.274               --
                                                       2003      0.960          1.263               --
                                                       2002      1.000          0.960               --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunties Subaccount
  (5/01).............................................  2006      1.580          1.749           27,505
                                                       2005      1.537          1.580           27,155
                                                       2004      1.356          1.537           27,733
                                                       2003      0.974          1.356           27,696
                                                       2002      1.000          0.974               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2006      1.417          1.640            2,252
                                                       2005      1.389          1.417            2,252
                                                       2004      1.308          1.389            2,252
                                                       2003      0.960          1.308            2,252
                                                       2002      1.000          0.960               --

  LMPVPI Investors Subaccount (Class I) (11/99)......  2006      1.405          1.628               --
                                                       2005      1.345          1.405               --
                                                       2004      1.243          1.345               --
                                                       2003      0.958          1.243               --
                                                       2002      1.000          0.958               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPI Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2006      1.642          1.815              292
                                                       2005      1.597          1.642              293
                                                       2004      1.415          1.597              294
                                                       2003      0.970          1.415               --
                                                       2002      1.000          0.970               --

Legg Mason Partners Variable Portfolios II
  LMPVPII Appreciation Subaccount (11/99)............  2006      1.300          1.463           16,197
                                                       2005      1.272          1.300           16,205
                                                       2004      1.193          1.272           11,841
                                                       2003      0.977          1.193               --
                                                       2002      1.000          0.977               --

  LMPVPII Diversified Strategic Income Subaccount
  (11/99)............................................  2006      1.164          1.202               --
                                                       2005      1.158          1.164               --
                                                       2004      1.106          1.158               --
                                                       2003      1.010          1.106               --
                                                       2002      1.000          1.010               --

  LMPVPII Equity Index Subaccount (Class II)
  (11/99)............................................  2006      1.337          1.509            1,318
                                                       2005      1.308          1.337            1,322
                                                       2004      1.211          1.308            1,326
                                                       2003      0.967          1.211               --
                                                       2002      1.000          0.967               --

  LMPVPII Fundamental Value Subaccount (12/99).......  2006      1.430          1.637           18,156
                                                       2005      1.392          1.430           15,258
                                                       2004      1.312          1.392            9,242
                                                       2003      0.966          1.312               --
                                                       2002      1.000          0.966               --

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount (9/03)..  2006      0.993          1.013            6,368
                                                       2005      0.989          0.993            6,368
                                                       2004      0.998          0.989            6,368
                                                       2003      1.000          0.998               --

  LMPVPIII Aggressive Growth Subaccount (11/99)......  2006      1.479          1.577           38,513
                                                       2005      1.351          1.479           30,150
                                                       2004      1.254          1.351           19,569
                                                       2003      0.951          1.254               --
                                                       2002      1.000          0.951               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPIII High Income Subaccount (11/99)............  2006      1.371          1.491            4,300
                                                       2005      1.363          1.371            4,006
                                                       2004      1.259          1.363            3,212
                                                       2003      1.007          1.259               --
                                                       2002      1.000          1.007               --

  LMPVPIII International All Cap Growth Subaccount
  (11/99)............................................  2006      1.558          1.922               --
                                                       2005      1.423          1.558               --
                                                       2004      1.231          1.423               --
                                                       2003      0.986          1.231               --
                                                       2002      1.000          0.986               --

  LMPVPIII Large Cap Growth Subaccount (11/99).......  2006      1.388          1.424            9,476
                                                       2005      1.346          1.388            9,487
                                                       2004      1.369          1.346            3,198
                                                       2003      0.946          1.369               --
                                                       2002      1.000          0.946               --

  LMPVPIII Large Cap Value Subaccount (11/99)........  2006      1.372          1.591               --
                                                       2005      1.314          1.372               --
                                                       2004      1.212          1.314               --
                                                       2003      0.969          1.212               --
                                                       2002      1.000          0.969               --

  LMPVPIII Mid Cap Core Subaccount (11/99)...........  2006      1.428          1.607           35,115
                                                       2005      1.345          1.428           35,115
                                                       2004      1.242          1.345           35,115
                                                       2003      0.977          1.242           43,154
                                                       2002      1.000          0.977               --

  LMPVPIII Money Market Subaccount (11/99)...........  2006      0.983          1.008           12,874
                                                       2005      0.975          0.983           12,874
                                                       2004      0.986          0.975           12,874
                                                       2003      1.000          0.986               --
                                                       2002      1.000          1.000               --

Legg Mason Partners Variable Portfolios IV
  LMPVPIV Multiple Discipline Subaccount-All Cap
  Growth and Value (10/02)...........................  2006      1.347          1.500           96,548
                                                       2005      1.305          1.347           94,832
                                                       2004      1.249          1.305           90,528
                                                       2003      0.969          1.249           55,634
                                                       2002      1.000          0.969               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPIV Multiple Discipline Subaccount-Balanced All
  Cap Growth and Value (10/02).......................  2006      1.231          1.334          106,659
                                                       2005      1.205          1.231          147,890
                                                       2004      1.171          1.205          152,364
                                                       2003      0.979          1.171               --
                                                       2002      1.000          0.979               --

  LMPVPIV Multiple Discipline Subaccount-Global All
  Cap Growth and Value (10/02).......................  2006      1.401          1.582           86,136
                                                       2005      1.341          1.401           86,136
                                                       2004      1.241          1.341           66,075
                                                       2003      0.963          1.241           69,345
                                                       2002      1.000          0.963               --

  LMPVPIV Multiple Discipline Subaccount-Large Cap
  Growth and Value (10/02)...........................  2006      1.291          1.421           88,545
                                                       2005      1.272          1.291           88,545
                                                       2004      1.216          1.272           88,545
                                                       2003      0.962          1.216           88,545
                                                       2002      1.000          0.962               --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2006      1.385          1.592           32,547
                                                       2005      1.369          1.385           32,552
                                                       2004      1.239          1.369           17,462
                                                       2003      1.000          1.239               --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.618          1.780           21,899
                                                       2005      1.525          1.618           21,903
                                                       2004      1.255          1.525           12,982
                                                       2003      1.000          1.255               --

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2006      1.529          1.615               --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.269          1.349               --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2006      1.764          1.938           17,825

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.591          1.626               --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2006      1.001          1.073            5,070

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2006      1.002          1.069               --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.450          1.429            5,199

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2006      1.279          1.266               --

  MIST MFS Value Subaccount (Class A) (4/06).........  2006      1.259          1.387           22,548

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2006      1.003          1.217            1,337

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2006      1.453          1.559               --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.090          1.144               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2006      1.119          1.156               --

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2006      1.003          1.026            8,715

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2006      1.562          1.521            9,397

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2006      1.068          1.106           10,358

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2006      1.327          1.360               --

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2006      1.352          1.367           23,737

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2006      1.426          1.459           63,705

  MSF MetLife Aggressive Allocation Subaccount
  (4/06).............................................  2006      1.002          1.057               --

  MSF MetLife Conservative Allocation Subaccount
  (4/06).............................................  2006      1.001          1.040           38,308

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)..................................  2006      1.002          1.046               --

  MSF MetLife Moderate Allocation Subaccount (4/06)..  2006      1.002          1.052              982

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)..................................  2006      1.002          1.057           53,336

  MSF MFS Total Return Subaccount (Class F) (4/06)...  2006      1.280          1.365           91,702

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.048           57,178

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2006      0.998          1.066               --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.115          1.101            6,817
                                                       2005      1.114          1.115            5,990
                                                       2004      1.044          1.114            5,900
                                                       2003      1.000          1.044            5,270

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2006      1.076          1.095           47,696
                                                       2005      1.071          1.076           42,703
                                                       2004      1.042          1.071           17,777
                                                       2003      1.012          1.042           77,212
                                                       2002      1.000          1.012               --

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (6/01).............................................  2006      1.374          1.496               --
                                                       2005      1.307          1.374               --
                                                       2004      1.240          1.307               --
                                                       2003      0.958          1.240               --
                                                       2002      1.000          0.958               --

  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2006      1.569          1.965               --
                                                       2005      1.427          1.569               --
                                                       2004      1.253          1.427               --
                                                       2003      0.994          1.253               --
                                                       2002      1.000          0.994               --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2006      1.860          2.138           29,405
                                                       2005      1.773          1.860           29,107
                                                       2004      1.433          1.773           27,512
                                                       2003      0.977          1.433           19,985
                                                       2002      1.000          0.977               --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (6/01).............................................  2006      1.364          1.450               --
                                                       2005      1.279          1.364            5,199
                                                       2004      1.226          1.279            5,199
                                                       2003      0.967          1.226               --
                                                       2002      1.000          0.967               --

  Travelers Equity Income Subaccount (11/99).........  2006      1.359          1.426               --
                                                       2005      1.327          1.359           63,711
                                                       2004      1.232          1.327           63,717
                                                       2003      0.958          1.232           48,026
                                                       2002      1.000          0.958               --

  Travelers Large Cap Subaccount (11/99).............  2006      1.314          1.352               --
                                                       2005      1.233          1.314               --
                                                       2004      1.181          1.233               --
                                                       2003      0.967          1.181               --
                                                       2002      1.000          0.967               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.107          1.175               --
                                                       2005      1.045          1.107               --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.018          1.021               --
                                                       2005      1.000          1.018           37,600

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.052          1.088               --
                                                       2005      1.000          1.052              329

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.085          1.130               --
                                                       2005      1.017          1.085           31,853

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.029          1.048               --
                                                       2005      1.011          1.029               --

  Travelers Managed Income Subaccount (11/99)........  2006      1.080          1.068               --
                                                       2005      1.087          1.080           10,365
                                                       2004      1.078          1.087            5,947
                                                       2003      1.014          1.078               --
                                                       2002      1.000          1.014               --

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.442          1.529               --
                                                       2005      1.313          1.442               --
                                                       2004      1.156          1.313               --
                                                       2003      0.973          1.156               --
                                                       2002      1.000          0.973               --

  Travelers MFS Mid Cap Growth Subaccount (6/02).....  2006      1.478          1.562               --
                                                       2005      1.463          1.478            7,577
                                                       2004      1.308          1.463               --
                                                       2003      0.974          1.308               --
                                                       2002      1.000          0.974               --

  Travelers MFS Total Return Subaccount (11/99)......  2006      1.242          1.280               --
                                                       2005      1.230          1.242           91,391
                                                       2004      1.126          1.230           79,465
                                                       2003      0.986          1.126           42,779
                                                       2002      1.000          0.986               --

  Travelers MFS Value Subaccount (5/04)..............  2006      1.166          1.259               --
                                                       2005      1.118          1.166           16,812
                                                       2004      0.972          1.118               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Mondrian International Stock Subaccount
  (8/02).............................................  2006      1.537          1.764               --
                                                       2005      1.432          1.537           19,548
                                                       2004      1.262          1.432            6,415
                                                       2003      1.001          1.262            6,515
                                                       2002      1.000          1.001               --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.372          1.453               --
                                                       2005      1.320          1.372               --
                                                       2004      1.212          1.320               --
                                                       2003      1.000          1.212               --

  Travelers Pioneer Mid Cap Value Subaccount (6/05)..  2006      1.037          1.090               --
                                                       2005      1.000          1.037               --

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.109          1.119               --
                                                       2005      1.091          1.109               --
                                                       2004      0.983          1.091               --

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.361          1.418               --
                                                       2005      1.361          1.361           22,633
                                                       2004      1.260          1.361           22,637
                                                       2003      0.969          1.260           22,642
                                                       2002      1.000          0.969               --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)..................................  2006      1.112          1.279               --
                                                       2005      1.000          1.112               --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.108          1.269               --
                                                       2005      1.005          1.108               --

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      1.280          1.327               --
                                                       2005      1.211          1.280               --
                                                       2004      1.190          1.211               --
                                                       2003      0.966          1.190               --
                                                       2002      1.000          0.966               --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2006      1.329          1.340               --
                                                       2005      1.257          1.329               --
                                                       2004      1.198          1.257               --
                                                       2003      0.959          1.198               --
                                                       2002      1.000          0.959               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class) (11/99)..  2006      1.615          1.767           10,294
                                                       2005      1.410          1.615            9,867
                                                       2004      1.247          1.410            4,963
                                                       2003      0.991          1.247           18,902
                                                       2002      1.000          0.991               --

  VIP Mid Cap Subaccount (Service Class 2) (5/02)....  2006      1.889          2.082           44,932
                                                       2005      1.633          1.889           45,371
                                                       2004      1.336          1.633           43,882
                                                       2003      0.986          1.336           29,069
                                                       2002      1.000          0.986               --




                         SEPARATE ACCOUNT CHARGES 2.05%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I) (4/06)..  2006      1.000          1.077            59,545

  AIM V.I. Premier Equity Subaccount (Series I)
  (5/01).............................................  2006      1.025          1.075                --
                                                       2005      0.991          1.025           205,665
                                                       2004      0.956          0.991           326,881
                                                       2003      0.780          0.956           329,058
                                                       2002      1.142          0.780           360,945
                                                       2001      1.000          1.142            71,942

AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.135          1.184                --
                                                       2005      1.107          1.135           191,901
                                                       2004      1.016          1.107           193,936
                                                       2003      0.785          1.016           182,023
                                                       2002      0.980          0.785           102,137

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.156          1.126                --
                                                       2005      1.028          1.156           345,897
                                                       2004      0.968          1.028           372,515
                                                       2003      0.801          0.968           394,719
                                                       2002      1.182          0.801           422,138
                                                       2001      1.000          1.182           170,836

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.635          1.929           819,719
                                                       2005      1.463          1.635           935,404
                                                       2004      1.316          1.463         1,024,798
                                                       2003      0.993          1.316         1,046,278
                                                       2002      1.187          0.993         1,010,551
                                                       2001      1.000          1.187           198,467

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.540          1.663         2,696,326
                                                       2005      1.353          1.540         3,020,263
                                                       2004      1.227          1.353         3,308,359
                                                       2003      0.916          1.227         2,615,035
                                                       2002      1.237          0.916         1,878,262
                                                       2001      1.000          1.237           983,277

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2006      1.330          1.501         3,256,196
                                                       2005      1.282          1.330         4,072,523
                                                       2004      1.186          1.282         4,515,478
                                                       2003      0.914          1.186         4,287,113
                                                       2002      1.143          0.914         3,413,144
                                                       2001      1.000          1.143           514,638

Capital Appreciation Fund
  Capital Appreciation Fund (6/02)...................  2006      1.287          1.272                --
                                                       2005      1.111          1.287            48,830
                                                       2004      0.949          1.111            48,121
                                                       2003      0.775          0.949            47,448
                                                       2002      0.876          0.775            13,963

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/02).............................................  2006      1.690          2.196                --
                                                       2005      1.609          1.690           247,390
                                                       2004      1.250          1.609           316,497
                                                       2003      0.952          1.250           324,500
                                                       2002      1.046          0.952           254,096

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.297          1.408                --
                                                       2005      1.201          1.297            50,359
                                                       2004      1.074          1.201            44,617
                                                       2003      0.996          1.074                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.294          1.440                --
                                                       2005      1.199          1.294            14,965
                                                       2004      1.067          1.199            14,965
                                                       2003      1.016          1.067                --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2006      1.031          1.194            50,080
                                                       2005      0.984          1.031                --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2006      1.292          1.376           174,864
                                                       2005      1.259          1.292           125,936
                                                       2004      1.153          1.259           171,589
                                                       2003      0.857          1.153           155,747
                                                       2002      1.227          0.857           175,953
                                                       2001      1.000          1.227             1,300

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (6/02)..........................................  2006      1.233          1.430                --
                                                       2005      1.138          1.233           492,496
                                                       2004      1.031          1.138           486,766
                                                       2003      0.841          1.031           406,480
                                                       2002      0.999          0.841           111,997

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2006      2.199          2.760            82,643
                                                       2005      1.761          2.199            41,387
                                                       2004      1.442          1.761            34,887
                                                       2003      1.000          1.442            22,887

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2006      1.469          1.747           742,987
                                                       2005      1.361          1.469           810,097
                                                       2004      1.172          1.361           886,919
                                                       2003      0.904          1.172           503,783
                                                       2002      1.134          0.904           319,815
                                                       2001      1.000          1.134            47,591

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (7/02)...................................  2006      1.237          1.477                --
                                                       2005      1.160          1.237           139,787
                                                       2004      1.020          1.160            70,887
                                                       2003      0.788          1.020            27,006
                                                       2002      0.830          0.788            17,719

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2006      1.394          1.548             1,658
                                                       2005      1.270          1.394             1,665
                                                       2004      1.076          1.270            40,908
                                                       2003      0.815          1.076            41,944
                                                       2002      1.158          0.815            38,099
                                                       2001      1.000          1.158            28,104

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.525          1.705                --
                                                       2005      1.497          1.525            16,382
                                                       2004      1.330          1.497             6,366
                                                       2003      1.018          1.330             4,618

Legg Mason Partners Investment Series
  LMPIS Dividend Strategy Subaccount (5/01)..........  2006      0.979          1.132            40,671
                                                       2005      1.001          0.979            40,671
                                                       2004      0.989          1.001           109,047
                                                       2003      0.817          0.989           111,489
                                                       2002      1.127          0.817            40,123
                                                       2001      1.000          1.127                --

  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2006      1.186          1.247            91,056
                                                       2005      1.139          1.186           104,096
                                                       2004      1.130          1.139           110,268
                                                       2003      0.859          1.130            94,650
                                                       2002      1.197          0.859            85,309
                                                       2001      1.000          1.197               917

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunties Subaccount
  (5/01).............................................  2006      1.432          1.584            35,797
                                                       2005      1.394          1.432            45,408
                                                       2004      1.231          1.394            78,805
                                                       2003      0.885          1.231            78,918
                                                       2002      1.215          0.885            77,835
                                                       2001      1.000          1.215                --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2006      1.219          1.411           532,481
                                                       2005      1.196          1.219           679,420
                                                       2004      1.127          1.196           840,635
                                                       2003      0.827          1.127           867,910
                                                       2002      1.127          0.827           838,091
                                                       2001      1.000          1.127            74,887

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPI Investors Subaccount (Class I) (11/99)......  2006      1.250          1.448           410,082
                                                       2005      1.197          1.250           503,864
                                                       2004      1.107          1.197           545,432
                                                       2003      0.854          1.107           636,125
                                                       2002      1.133          0.854           526,307
                                                       2001      1.000          1.133            14,994

  LMPVPI Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2006      1.357          1.499           167,807
                                                       2005      1.320          1.357           187,911
                                                       2004      1.171          1.320           249,354
                                                       2003      0.802          1.171           295,575
                                                       2002      1.255          0.802           244,170
                                                       2001      1.000          1.255            22,533

Legg Mason Partners Variable Portfolios II
  LMPVPII Appreciation Subaccount (11/99)............  2006      1.220          1.372         1,144,167
                                                       2005      1.194          1.220         1,309,180
                                                       2004      1.120          1.194         1,589,270
                                                       2003      0.918          1.120         1,269,264
                                                       2002      1.136          0.918           996,324
                                                       2001      1.000          1.136           237,326

  LMPVPII Diversified Strategic Income Subaccount
  (11/99)............................................  2006      1.195          1.234           284,342
                                                       2005      1.189          1.195           595,922
                                                       2004      1.137          1.189           677,014
                                                       2003      1.039          1.137           641,867
                                                       2002      1.011          1.039           308,520
                                                       2001      1.000          1.011            32,007

  LMPVPII Equity Index Subaccount (Class II)
  (11/99)............................................  2006      1.198          1.351           214,203
                                                       2005      1.173          1.198           401,863
                                                       2004      1.086          1.173           474,749
                                                       2003      0.867          1.086           389,159
                                                       2002      1.141          0.867           162,856
                                                       2001      1.000          1.141                --

  LMPVPII Fundamental Value Subaccount (12/99).......  2006      1.336          1.529           848,514
                                                       2005      1.301          1.336         1,288,808
                                                       2004      1.227          1.301         1,688,943
                                                       2003      0.904          1.227         1,862,138
                                                       2002      1.172          0.904         1,831,590
                                                       2001      1.000          1.172           423,086

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount (9/03)..  2006      0.991          1.011             8,782
                                                       2005      0.989          0.991             8,759
                                                       2004      0.997          0.989            19,753
                                                       2003      1.000          0.997               579

  LMPVPIII Aggressive Growth Subaccount (11/99)......  2006      1.242          1.324         1,887,735
                                                       2005      1.136          1.242         2,286,488
                                                       2004      1.054          1.136         2,791,114
                                                       2003      0.800          1.054         2,170,608
                                                       2002      1.212          0.800         2,025,793
                                                       2001      1.000          1.212           522,726

  LMPVPIII High Income Subaccount (11/99)............  2006      1.336          1.452           441,922
                                                       2005      1.329          1.336           505,818
                                                       2004      1.228          1.329           808,876
                                                       2003      0.983          1.228           750,091
                                                       2002      1.037          0.983           446,090
                                                       2001      1.000          1.037            29,916

  LMPVPIII International All Cap Growth Subaccount
  (11/99)............................................  2006      1.342          1.655             7,360
                                                       2005      1.226          1.342             3,856
                                                       2004      1.062          1.226             3,856
                                                       2003      0.850          1.062            12,092
                                                       2002      1.168          0.850             6,583
                                                       2001      1.000          1.168             1,076

  LMPVPIII Large Cap Growth Subaccount (11/99).......  2006      1.275          1.307           493,630
                                                       2005      1.237          1.275           604,781
                                                       2004      1.258          1.237           714,870
                                                       2003      0.870          1.258           566,137
                                                       2002      1.181          0.870           518,804
                                                       2001      1.000          1.181            61,317

  LMPVPIII Large Cap Value Subaccount (11/99)........  2006      1.137          1.317           160,971
                                                       2005      1.090          1.137           265,411
                                                       2004      1.005          1.090           291,380
                                                       2003      0.804          1.005           357,237
                                                       2002      1.101          0.804           435,549
                                                       2001      1.000          1.101           171,941

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPIII Mid Cap Core Subaccount (11/99)...........  2006      1.425          1.603           295,700
                                                       2005      1.343          1.425           388,860
                                                       2004      1.241          1.343           503,915
                                                       2003      0.976          1.241           546,831
                                                       2002      1.232          0.976           485,483
                                                       2001      1.000          1.232            97,391

  LMPVPIII Money Market Subaccount (11/99)...........  2006      0.974          0.998           116,244
                                                       2005      0.967          0.974           204,477
                                                       2004      0.978          0.967           499,541
                                                       2003      0.992          0.978         1,139,300
                                                       2002      1.000          0.992         1,669,540
                                                       2001      1.000          1.000           207,523

Legg Mason Partners Variable Portfolios IV
  LMPVPIV Multiple Discipline Subaccount-All Cap
  Growth and Value (10/02)...........................  2006      1.470          1.637           880,300
                                                       2005      1.426          1.470         1,339,162
                                                       2004      1.365          1.426         1,369,104
                                                       2003      1.060          1.365         1,487,421
                                                       2002      0.976          1.060           156,519

  LMPVPIV Multiple Discipline Subaccount-Balanced All
  Cap Growth and Value (10/02).......................  2006      1.301          1.409         1,090,736
                                                       2005      1.274          1.301         1,334,895
                                                       2004      1.238          1.274         1,507,174
                                                       2003      1.037          1.238         1,222,514
                                                       2002      0.987          1.037           220,092

  LMPVPIV Multiple Discipline Subaccount-Global All
  Cap Growth and Value (10/02).......................  2006      1.559          1.759           284,039
                                                       2005      1.493          1.559           290,312
                                                       2004      1.382          1.493           313,379
                                                       2003      1.073          1.382           269,336
                                                       2002      1.041          1.073           155,053

  LMPVPIV Multiple Discipline Subaccount-Large Cap
  Growth and Value (10/02)...........................  2006      1.432          1.575           144,381
                                                       2005      1.411          1.432           155,585
                                                       2004      1.349          1.411           102,417
                                                       2003      1.068          1.349            54,230
                                                       2002      1.067          1.068            13,418

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2006      1.383          1.589           997,101
                                                       2005      1.368          1.383         1,032,878
                                                       2004      1.239          1.368         1,022,255
                                                       2003      1.021          1.239           136,043

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.616          1.777           722,058
                                                       2005      1.524          1.616           770,368
                                                       2004      1.254          1.524           681,732
                                                       2003      1.012          1.254           241,207

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2006      1.324          1.398           194,032

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.269          1.348                --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2006      1.480          1.626           401,066

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.272          1.300            48,840

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2006      1.001          1.073           476,532

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2006      1.002          1.069            22,304

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.346          1.326            10,530

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2006      1.278          1.265                --

  MIST MFS Value Subaccount (Class A) (4/06).........  2006      1.257          1.385            38,618

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2006      1.003          1.216           463,464

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2006      1.451          1.556            49,808

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.090          1.143             1,179

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2006      1.117          1.154            49,260

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2006      1.003          1.026            92,023

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2006      0.877          0.854           249,302

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2006      1.032          1.068           479,730

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2006      1.132          1.160                --

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2006      1.201          1.214           208,263

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2006      1.415          1.447           416,557

  MSF MetLife Aggressive Allocation Subaccount
  (4/06).............................................  2006      1.002          1.057                --

  MSF MetLife Conservative Allocation Subaccount
  (4/06).............................................  2006      1.001          1.040                --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)..................................  2006      1.002          1.046             8,483

  MSF MetLife Moderate Allocation Subaccount (4/06)..  2006      1.002          1.051           277,823

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)..................................  2006      1.002          1.056                --

  MSF MFS Total Return Subaccount (Class F) (4/06)...  2006      1.299          1.385         2,183,298

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.048           209,841

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2006      0.998          1.066           242,475

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.113          1.099           296,640
                                                       2005      1.113          1.113           334,031
                                                       2004      1.043          1.113           366,107
                                                       2003      1.002          1.043           162,740

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2006      1.137          1.156         3,174,353
                                                       2005      1.132          1.137         3,743,613
                                                       2004      1.102          1.132         5,138,114
                                                       2003      1.071          1.102         5,603,583
                                                       2002      1.002          1.071         4,649,600
                                                       2001      1.000          1.002           359,558

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (6/01).............................................  2006      1.218          1.325             8,375
                                                       2005      1.159          1.218             8,375
                                                       2004      1.100          1.159           155,269
                                                       2003      0.850          1.100           172,684
                                                       2002      1.233          0.850            67,678
                                                       2001      1.000          1.233                --

  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2006      1.445          1.809           142,465
                                                       2005      1.315          1.445           208,427
                                                       2004      1.155          1.315           245,992
                                                       2003      0.917          1.155           262,993
                                                       2002      1.137          0.917           209,372
                                                       2001      1.000          1.137             4,558

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2006      1.858          2.135           238,183
                                                       2005      1.771          1.858           308,379
                                                       2004      1.433          1.771           400,281
                                                       2003      0.977          1.433           407,261
                                                       2002      1.220          0.977           286,310
                                                       2001      1.000          1.220            98,292

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (6/01).............................................  2006      1.266          1.346                --
                                                       2005      1.189          1.266            23,272
                                                       2004      1.139          1.189           101,154
                                                       2003      0.899          1.139           100,587
                                                       2002      1.206          0.899            99,352
                                                       2001      1.000          1.206            12,840

  Travelers Equity Income Subaccount (11/99).........  2006      1.348          1.415                --
                                                       2005      1.317          1.348           528,779
                                                       2004      1.224          1.317           611,967
                                                       2003      0.952          1.224           607,249
                                                       2002      1.129          0.952           397,607
                                                       2001      1.000          1.129            10,873

  Travelers Large Cap Subaccount (11/99).............  2006      1.167          1.201                --
                                                       2005      1.096          1.167           113,401
                                                       2004      1.050          1.096           141,124
                                                       2003      0.860          1.050           147,137
                                                       2002      1.137          0.860            95,934
                                                       2001      1.000          1.137             8,222

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.107          1.175                --
                                                       2005      1.045          1.107                --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.018          1.020                --
                                                       2005      1.000          1.018                --

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.052          1.088                --
                                                       2005      1.000          1.052                --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.085          1.130                --
                                                       2005      1.017          1.085                --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.029          1.047                --
                                                       2005      1.011          1.029                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Income Subaccount (11/99)........  2006      1.043          1.032                --
                                                       2005      1.050          1.043           642,511
                                                       2004      1.042          1.050           997,824
                                                       2003      0.981          1.042         1,082,482
                                                       2002      0.980          0.981           969,658
                                                       2001      1.000          0.980           126,164

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.249          1.324                --
                                                       2005      1.137          1.249           223,030
                                                       2004      1.002          1.137           248,325
                                                       2003      0.844          1.002           264,799
                                                       2002      1.151          0.844           226,138
                                                       2001      1.000          1.151            20,414

  Travelers MFS Mid Cap Growth Subaccount (6/02).....  2006      0.830          0.877                --
                                                       2005      0.822          0.830           279,928
                                                       2004      0.736          0.822            33,092
                                                       2003      0.548          0.736            29,675
                                                       2002      0.625          0.548             4,683

  Travelers MFS Total Return Subaccount (11/99)......  2006      1.261          1.299                --
                                                       2005      1.250          1.261         2,554,221
                                                       2004      1.144          1.250         2,980,414
                                                       2003      1.002          1.144         2,969,160
                                                       2002      1.080          1.002         2,625,598
                                                       2001      1.000          1.080           476,441

  Travelers MFS Value Subaccount (5/04)..............  2006      1.165          1.257                --
                                                       2005      1.117          1.165            28,462
                                                       2004      0.972          1.117            14,572

  Travelers Mondrian International Stock Subaccount
  (8/02).............................................  2006      1.290          1.480                --
                                                       2005      1.202          1.290           467,418
                                                       2004      1.060          1.202           421,402
                                                       2003      0.842          1.060           377,074
                                                       2002      0.844          0.842            10,138

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.370          1.451                --
                                                       2005      1.319          1.370             7,103
                                                       2004      1.212          1.319             3,681
                                                       2003      1.022          1.212                --

  Travelers Pioneer Mid Cap Value Subaccount (6/05)..  2006      1.037          1.090                --
                                                       2005      1.000          1.037                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.108          1.117                --
                                                       2005      1.091          1.108            67,722
                                                       2004      0.982          1.091             7,038

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.047          1.091                --
                                                       2005      1.047          1.047           241,361
                                                       2004      0.970          1.047           326,300
                                                       2003      0.747          0.970           343,430
                                                       2002      1.148          0.747           286,272
                                                       2001      1.000          1.148            85,438

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)..................................  2006      1.112          1.278                --
                                                       2005      1.000          1.112                --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.108          1.269                --
                                                       2005      1.005          1.108                --

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      1.092          1.132                --
                                                       2005      1.034          1.092            33,146
                                                       2004      1.016          1.034            98,222
                                                       2003      0.826          1.016           101,564
                                                       2002      1.193          0.826           105,425
                                                       2001      1.000          1.193            46,933

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2006      1.037          1.045            96,126
                                                       2005      0.981          1.037           144,555
                                                       2004      0.935          0.981           200,083
                                                       2003      0.750          0.935           194,819
                                                       2002      1.134          0.750           156,956
                                                       2001      1.000          1.134            69,805

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class) (11/99)..  2006      1.614          1.765           305,489
                                                       2005      1.410          1.614           325,328
                                                       2004      1.248          1.410           357,392
                                                       2003      0.992          1.248           287,237
                                                       2002      1.118          0.992           223,681
                                                       2001      1.000          1.118            74,817

  VIP Mid Cap Subaccount (Service Class 2) (5/02)....  2006      1.631          1.796           391,565
                                                       2005      1.411          1.631           355,930
                                                       2004      1.155          1.411           314,692
                                                       2003      0.853          1.155           255,006
                                                       2002      0.992          0.853           148,547

                         SEPARATE ACCOUNT CHARGES 2.10%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I) (4/06)..  2006      1.000          1.076               --

  AIM V.I. Premier Equity Subaccount (Series I)
  (5/01).............................................  2006      1.191          1.249               --
                                                       2005      1.152          1.191               --
                                                       2004      1.112          1.152               --
                                                       2003      1.000          1.112               --

AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.249          1.304               --
                                                       2005      1.220          1.249           24,523
                                                       2004      1.120          1.220            4,812
                                                       2003      1.000          1.120               --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.304          1.269               --
                                                       2005      1.159          1.304               --
                                                       2004      1.093          1.159               --
                                                       2003      1.000          1.093               --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.474          1.738          206,289
                                                       2005      1.319          1.474          178,975
                                                       2004      1.187          1.319           99,580
                                                       2003      1.000          1.187           75,501

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.440          1.554          394,098
                                                       2005      1.266          1.440          390,697
                                                       2004      1.149          1.266          222,148
                                                       2003      1.000          1.149           87,646

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2006      1.284          1.449          242,898
                                                       2005      1.239          1.284          226,936
                                                       2004      1.147          1.239          125,019
                                                       2003      1.000          1.147           87,906

Capital Appreciation Fund
  Capital Appreciation Fund (6/02)...................  2006      1.551          1.532               --
                                                       2005      1.340          1.551           73,784
                                                       2004      1.145          1.340               --
                                                       2003      1.000          1.145               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/02).............................................  2006      1.543          2.004               --
                                                       2005      1.470          1.543               --
                                                       2004      1.143          1.470               --
                                                       2003      1.000          1.143               --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.295          1.406               --
                                                       2005      1.201          1.295           12,858
                                                       2004      1.074          1.201               --
                                                       2003      0.996          1.074               --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.293          1.439               --
                                                       2005      1.199          1.293           19,763
                                                       2004      1.067          1.199               --
                                                       2003      1.016          1.067               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2006      1.031          1.193           69,555
                                                       2005      0.984          1.031           70,308

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2006      1.336          1.422          122,413
                                                       2005      1.302          1.336           95,391
                                                       2004      1.192          1.302           73,991
                                                       2003      1.000          1.192           72,821

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (6/02)..........................................  2006      1.334          1.547               --
                                                       2005      1.232          1.334          122,543
                                                       2004      1.117          1.232            8,209
                                                       2003      1.000          1.117               --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2006      1.924          2.414           11,817
                                                       2005      1.542          1.924           12,852
                                                       2004      1.263          1.542               --
                                                       2003      1.000          1.263               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2006      1.472          1.750           87,893
                                                       2005      1.364          1.472           60,925
                                                       2004      1.175          1.364               --
                                                       2003      1.000          1.175               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (7/02)...................................  2006      1.406          1.678               --
                                                       2005      1.319          1.406               --
                                                       2004      1.161          1.319               --
                                                       2003      1.000          1.161               --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2006      1.478          1.639              193
                                                       2005      1.347          1.478               --
                                                       2004      1.142          1.347               --
                                                       2003      1.000          1.142               --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.344          1.502               --
                                                       2005      1.320          1.344           62,492
                                                       2004      1.173          1.320               --
                                                       2003      1.000          1.173               --

Legg Mason Partners Investment Series
  LMPIS Dividend Strategy Subaccount (5/01)..........  2006      1.090          1.258           21,440
                                                       2005      1.115          1.090           21,979
                                                       2004      1.101          1.115           57,419
                                                       2003      1.000          1.101               --

  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2006      1.207          1.269               --
                                                       2005      1.160          1.207               --
                                                       2004      1.151          1.160               --
                                                       2003      1.000          1.151               --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunties Subaccount
  (5/01).............................................  2006      1.436          1.587            2,100
                                                       2005      1.397          1.436            1,912
                                                       2004      1.234          1.397            1,478
                                                       2003      1.000          1.234            1,397

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2006      1.264          1.462               --
                                                       2005      1.241          1.264           37,563
                                                       2004      1.170          1.241           37,563
                                                       2003      1.000          1.170               --

  LMPVPI Investors Subaccount (Class I) (11/99)......  2006      1.293          1.498               --
                                                       2005      1.240          1.293               --
                                                       2004      1.147          1.240               --
                                                       2003      1.000          1.147               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPI Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2006      1.432          1.581           11,063
                                                       2005      1.394          1.432           11,063
                                                       2004      1.236          1.394               --
                                                       2003      1.000          1.236               --

Legg Mason Partners Variable Portfolios II
  LMPVPII Appreciation Subaccount (11/99)............  2006      1.218          1.369           26,682
                                                       2005      1.192          1.218           26,682
                                                       2004      1.119          1.192           26,682
                                                       2003      1.000          1.119               --

  LMPVPII Diversified Strategic Income Subaccount
  (11/99)............................................  2006      1.110          1.145           13,020
                                                       2005      1.105          1.110           13,020
                                                       2004      1.057          1.105            9,845
                                                       2003      1.000          1.057               --

  LMPVPII Equity Index Subaccount (Class II)
  (11/99)............................................  2006      1.245          1.403            3,933
                                                       2005      1.219          1.245            3,933
                                                       2004      1.130          1.219               --
                                                       2003      1.000          1.130               --

  LMPVPII Fundamental Value Subaccount (12/99).......  2006      1.271          1.453           40,560
                                                       2005      1.238          1.271           41,533
                                                       2004      1.169          1.238           25,340
                                                       2003      1.000          1.169            2,903

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount (9/03)..  2006      0.990          1.010           35,282
                                                       2005      0.988          0.990           33,655
                                                       2004      0.997          0.988           31,864
                                                       2003      1.000          0.997            2,406

  LMPVPIII Aggressive Growth Subaccount (11/99)......  2006      1.337          1.424           95,681
                                                       2005      1.223          1.337           64,036
                                                       2004      1.136          1.223           54,911
                                                       2003      1.000          1.136               --

  LMPVPIII High Income Subaccount (11/99)............  2006      1.197          1.301           57,888
                                                       2005      1.191          1.197           57,438
                                                       2004      1.101          1.191           43,116
                                                       2003      1.000          1.101            2,546

  LMPVPIII International All Cap Growth Subaccount
  (11/99)............................................  2006      1.482          1.826               --
                                                       2005      1.354          1.482               --
                                                       2004      1.173          1.354               --
                                                       2003      1.000          1.173               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPIII Large Cap Growth Subaccount (11/99).......  2006      1.183          1.212           12,773
                                                       2005      1.148          1.183           12,773
                                                       2004      1.169          1.148           46,877
                                                       2003      1.000          1.169               --

  LMPVPIII Large Cap Value Subaccount (11/99)........  2006      1.296          1.501               --
                                                       2005      1.242          1.296               --
                                                       2004      1.147          1.242               --
                                                       2003      1.000          1.147               --

  LMPVPIII Mid Cap Core Subaccount (11/99)...........  2006      1.328          1.494           22,751
                                                       2005      1.252          1.328           23,642
                                                       2004      1.158          1.252           23,009
                                                       2003      1.000          1.158               --

  LMPVPIII Money Market Subaccount (11/99)...........  2006      0.989          1.013           72,872
                                                       2005      0.982          0.989           78,034
                                                       2004      0.994          0.982               --
                                                       2003      1.000          0.994               --

Legg Mason Partners Variable Portfolios IV
  LMPVPIV Multiple Discipline Subaccount-All Cap
  Growth and Value (10/02)...........................  2006      1.215          1.352          443,644
                                                       2005      1.179          1.215          526,827
                                                       2004      1.129          1.179          838,573
                                                       2003      1.000          1.129          120,387

  LMPVPIV Multiple Discipline Subaccount-Balanced All
  Cap Growth and Value (10/02).......................  2006      1.143          1.237          626,159
                                                       2005      1.120          1.143          371,853
                                                       2004      1.089          1.120          186,971
                                                       2003      1.000          1.089            1,107

  LMPVPIV Multiple Discipline Subaccount-Global All
  Cap Growth and Value (10/02).......................  2006      1.284          1.449           71,149
                                                       2005      1.231          1.284          102,069
                                                       2004      1.140          1.231          121,998
                                                       2003      1.000          1.140               --

  LMPVPIV Multiple Discipline Subaccount-Large Cap
  Growth and Value (10/02)...........................  2006      1.189          1.308           49,911
                                                       2005      1.173          1.189           54,027
                                                       2004      1.122          1.173          193,059
                                                       2003      1.000          1.122               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2006      1.272          1.461           95,093
                                                       2005      1.258          1.272          102,438
                                                       2004      1.140          1.258               --
                                                       2003      1.000          1.140               --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.488          1.635           81,354
                                                       2005      1.404          1.488           85,822
                                                       2004      1.156          1.404           25,827
                                                       2003      1.000          1.156               --

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2006      1.438          1.518               --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.268          1.347               --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2006      1.615          1.774           60,876

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.532          1.565           68,066

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2006      1.001          1.072          196,128

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2006      1.002          1.068               --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.342          1.321               --

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2006      1.278          1.264               --

  MIST MFS Value Subaccount (Class A) (4/06).........  2006      1.256          1.384           92,720

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2006      1.003          1.216               --

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2006      1.348          1.445               --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.089          1.142               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2006      1.116          1.153            7,102

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2006      1.003          1.025           86,232

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2006      1.348          1.312               --

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2006      1.017          1.052            6,810

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2006      1.256          1.287               --

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2006      1.283          1.296               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2006      1.308          1.337               --

  MSF MetLife Aggressive Allocation Subaccount
  (4/06).............................................  2006      1.002          1.057               --

  MSF MetLife Conservative Allocation Subaccount
  (4/06).............................................  2006      1.001          1.039               --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)..................................  2006      1.002          1.046               --

  MSF MetLife Moderate Allocation Subaccount (4/06)..  2006      1.002          1.051               --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)..................................  2006      1.002          1.056               --

  MSF MFS Total Return Subaccount (Class F) (4/06)...  2006      1.223          1.303          256,940

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.047           18,153

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2006      0.998          1.065               --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.115          1.099           34,618
                                                       2005      1.115          1.115           36,177
                                                       2004      1.046          1.115           24,973
                                                       2003      1.000          1.046            4,700

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2006      1.056          1.073          356,978
                                                       2005      1.052          1.056          359,661
                                                       2004      1.024          1.052          191,473
                                                       2003      1.000          1.024           10,207

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (6/01).............................................  2006      1.246          1.355               --
                                                       2005      1.186          1.246               --
                                                       2004      1.126          1.186               --
                                                       2003      1.000          1.126               --

  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2006      1.475          1.845               --
                                                       2005      1.343          1.475               --
                                                       2004      1.180          1.343               --
                                                       2003      1.000          1.180               --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2006      1.601          1.839           13,289
                                                       2005      1.528          1.601           13,871
                                                       2004      1.236          1.528            1,314
                                                       2003      1.000          1.236            1,436

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (6/01).............................................  2006      1.262          1.342               --
                                                       2005      1.185          1.262               --
                                                       2004      1.136          1.185               --
                                                       2003      1.000          1.136               --

  Travelers Equity Income Subaccount (11/99).........  2006      1.246          1.308               --
                                                       2005      1.218          1.246               --
                                                       2004      1.132          1.218               --
                                                       2003      1.000          1.132               --

  Travelers Large Cap Subaccount (11/99).............  2006      1.247          1.283               --
                                                       2005      1.172          1.247               --
                                                       2004      1.123          1.172               --
                                                       2003      1.000          1.123               --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.106          1.174               --
                                                       2005      1.045          1.106               --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.017          1.020               --
                                                       2005      1.000          1.017               --

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.051          1.087               --
                                                       2005      1.000          1.051               --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.084          1.129               --
                                                       2005      1.017          1.084               --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.028          1.047               --
                                                       2005      1.011          1.028               --

  Travelers Managed Income Subaccount (11/99)........  2006      1.029          1.017               --
                                                       2005      1.036          1.029            6,810
                                                       2004      1.029          1.036            5,115
                                                       2003      1.000          1.029               --

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.357          1.438               --
                                                       2005      1.236          1.357               --
                                                       2004      1.090          1.236               --
                                                       2003      1.000          1.090               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers MFS Mid Cap Growth Subaccount (6/02).....  2006      1.276          1.348               --
                                                       2005      1.264          1.276               --
                                                       2004      1.132          1.264               --
                                                       2003      1.000          1.132               --

  Travelers MFS Total Return Subaccount (11/99)......  2006      1.187          1.223               --
                                                       2005      1.177          1.187          262,473
                                                       2004      1.078          1.177          104,798
                                                       2003      1.000          1.078           81,699

  Travelers MFS Value Subaccount (5/04)..............  2006      1.164          1.256               --
                                                       2005      1.117          1.164           97,398
                                                       2004      0.972          1.117               --

  Travelers Mondrian International Stock Subaccount
  (8/02).............................................  2006      1.408          1.615               --
                                                       2005      1.313          1.408           63,679
                                                       2004      1.158          1.313               --
                                                       2003      1.000          1.158               --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.273          1.348               --
                                                       2005      1.226          1.273           24,893
                                                       2004      1.127          1.226               --
                                                       2003      1.000          1.127               --

  Travelers Pioneer Mid Cap Value Subaccount (6/05)..  2006      1.036          1.089               --
                                                       2005      1.000          1.036               --

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.107          1.116               --
                                                       2005      1.091          1.107            7,102
                                                       2004      0.982          1.091               --

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.204          1.254               --
                                                       2005      1.205          1.204               --
                                                       2004      1.116          1.205               --
                                                       2003      1.000          1.116               --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)..................................  2006      1.112          1.278               --
                                                       2005      1.000          1.112               --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.107          1.268               --
                                                       2005      1.005          1.107               --

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      1.212          1.256               --
                                                       2005      1.148          1.212           20,157
                                                       2004      1.128          1.148               --
                                                       2003      1.000          1.128               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2006      1.236          1.244            3,855
                                                       2005      1.169          1.236            3,267
                                                       2004      1.115          1.169            3,336
                                                       2003      1.000          1.115            2,893

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class) (11/99)..  2006      1.474          1.611           96,234
                                                       2005      1.288          1.474          105,425
                                                       2004      1.141          1.288               --
                                                       2003      1.000          1.141               --

  VIP Mid Cap Subaccount (Service Class 2) (5/02)....  2006      1.690          1.860           17,859
                                                       2005      1.462          1.690           20,828
                                                       2004      1.198          1.462            4,757
                                                       2003      1.000          1.198               --




                         SEPARATE ACCOUNT CHARGES 2.15%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I) (4/06)..  2006      1.000          1.076                --

  AIM V.I. Premier Equity Subaccount (Series I)
  (5/01).............................................  2006      1.262          1.323                --
                                                       2005      1.220          1.262                --
                                                       2004      1.179          1.220                --
                                                       2003      0.963          1.179                --
                                                       2002      1.000          0.963                --

AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.384          1.444                --
                                                       2005      1.352          1.384                --
                                                       2004      1.242          1.352                --
                                                       2003      0.960          1.242                --
                                                       2002      1.000          0.960                --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.364          1.326                --
                                                       2005      1.213          1.364            62,770
                                                       2004      1.144          1.213            58,277
                                                       2003      0.948          1.144             1,664
                                                       2002      1.000          0.948                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.616          1.905           495,188
                                                       2005      1.448          1.616           482,005
                                                       2004      1.303          1.448           458,220
                                                       2003      0.984          1.303            36,452
                                                       2002      1.000          0.984                --

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.611          1.737         1,389,254
                                                       2005      1.416          1.611         1,445,146
                                                       2004      1.286          1.416         1,368,378
                                                       2003      0.960          1.286            70,233
                                                       2002      1.000          0.960                --

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2006      1.409          1.588         1,329,383
                                                       2005      1.360          1.409         1,347,106
                                                       2004      1.259          1.360         1,289,883
                                                       2003      0.971          1.259           144,983
                                                       2002      1.000          0.971                --

Capital Appreciation Fund
  Capital Appreciation Fund (6/02)...................  2006      1.602          1.583                --
                                                       2005      1.385          1.602             5,975
                                                       2004      1.184          1.385               769
                                                       2003      0.968          1.184                --
                                                       2002      1.000          0.968                --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/02).............................................  2006      1.779          2.309                --
                                                       2005      1.696          1.779            62,620
                                                       2004      1.319          1.696            58,367
                                                       2003      1.005          1.319             4,827
                                                       2002      1.000          1.005                --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.294          1.405                --
                                                       2005      1.200          1.294           420,136
                                                       2004      1.073          1.200           361,311
                                                       2003      1.000          1.073                --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.291          1.437                --
                                                       2005      1.198          1.291           276,788
                                                       2004      1.067          1.198           264,527
                                                       2003      1.000          1.067                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2006      1.030          1.192                --
                                                       2005      0.984          1.030                --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2006      1.456          1.549             9,365
                                                       2005      1.420          1.456             9,365
                                                       2004      1.301          1.420             9,365
                                                       2003      0.969          1.301             9,365
                                                       2002      1.000          0.969                --

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (6/02)..........................................  2006      1.453          1.683                --
                                                       2005      1.342          1.453           207,118
                                                       2004      1.218          1.342           176,628
                                                       2003      0.994          1.218            60,706
                                                       2002      1.000          0.994                --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2006      2.193          2.750            95,999
                                                       2005      1.759          2.193           106,758
                                                       2004      1.441          1.759            65,328
                                                       2003      1.000          1.441             7,709

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2006      1.601          1.903           101,816
                                                       2005      1.484          1.601           102,005
                                                       2004      1.279          1.484            95,320
                                                       2003      0.989          1.279            18,112
                                                       2002      1.000          0.989                --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (7/02)...................................  2006      1.528          1.822                --
                                                       2005      1.434          1.528           331,794
                                                       2004      1.263          1.434           286,389
                                                       2003      0.976          1.263            41,590
                                                       2002      1.000          0.976                --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2006      1.676          1.859                --
                                                       2005      1.529          1.676                --
                                                       2004      1.296          1.529                --
                                                       2003      0.983          1.296                --
                                                       2002      1.000          0.983                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.521          1.699                --
                                                       2005      1.495          1.521           184,983
                                                       2004      1.329          1.495           182,013
                                                       2003      1.000          1.329            13,380

Legg Mason Partners Investment Series
  LMPIS Dividend Strategy Subaccount (5/01)..........  2006      1.150          1.328                --
                                                       2005      1.178          1.150                --
                                                       2004      1.164          1.178                --
                                                       2003      0.963          1.164                --
                                                       2002      1.000          0.963                --

  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2006      1.322          1.389                --
                                                       2005      1.270          1.322                --
                                                       2004      1.261          1.270                --
                                                       2003      0.960          1.261                --
                                                       2002      1.000          0.960                --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunties Subaccount
  (5/01).............................................  2006      1.573          1.738                --
                                                       2005      1.532          1.573                --
                                                       2004      1.354          1.532                --
                                                       2003      0.974          1.354                --
                                                       2002      1.000          0.974                --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2006      1.410          1.630           119,843
                                                       2005      1.385          1.410            81,352
                                                       2004      1.306          1.385            72,942
                                                       2003      0.960          1.306             2,066
                                                       2002      1.000          0.960                --

  LMPVPI Investors Subaccount (Class I) (11/99)......  2006      1.398          1.619           128,372
                                                       2005      1.341          1.398           123,801
                                                       2004      1.241          1.341           114,838
                                                       2003      0.958          1.241             2,898
                                                       2002      1.000          0.958                --

  LMPVPI Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2006      1.635          1.804            98,682
                                                       2005      1.592          1.635            92,752
                                                       2004      1.413          1.592            78,737
                                                       2003      0.970          1.413            14,928
                                                       2002      1.000          0.970                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios II
  LMPVPII Appreciation Subaccount (11/99)............  2006      1.294          1.454            33,097
                                                       2005      1.268          1.294            33,097
                                                       2004      1.191          1.268            33,097
                                                       2003      0.977          1.191            33,097
                                                       2002      1.000          0.977                --

  LMPVPII Diversified Strategic Income Subaccount
  (11/99)............................................  2006      1.158          1.195             9,539
                                                       2005      1.154          1.158             9,539
                                                       2004      1.105          1.154             9,539
                                                       2003      1.010          1.105             9,539
                                                       2002      1.000          1.010                --

  LMPVPII Equity Index Subaccount (Class II)
  (11/99)............................................  2006      1.331          1.499           331,961
                                                       2005      1.304          1.331           357,933
                                                       2004      1.209          1.304           411,278
                                                       2003      0.967          1.209            48,170
                                                       2002      1.000          0.967                --

  LMPVPII Fundamental Value Subaccount (12/99).......  2006      1.423          1.627             8,064
                                                       2005      1.388          1.423             8,642
                                                       2004      1.310          1.388             8,642
                                                       2003      0.966          1.310             8,642
                                                       2002      1.000          0.966                --

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount (9/03)..  2006      0.989          1.008           362,079
                                                       2005      0.987          0.989           382,852
                                                       2004      0.997          0.987           334,352
                                                       2003      1.000          0.997            18,897

  LMPVPIII Aggressive Growth Subaccount (11/99)......  2006      1.472          1.567                --
                                                       2005      1.347          1.472                --
                                                       2004      1.252          1.347                --
                                                       2003      0.951          1.252                --
                                                       2002      1.000          0.951                --

  LMPVPIII High Income Subaccount (11/99)............  2006      1.365          1.482             9,713
                                                       2005      1.359          1.365            10,290
                                                       2004      1.257          1.359            10,296
                                                       2003      1.007          1.257             9,918
                                                       2002      1.000          1.007                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPIII International All Cap Growth Subaccount
  (11/99)............................................  2006      1.551          1.911                --
                                                       2005      1.418          1.551                --
                                                       2004      1.230          1.418                --
                                                       2003      0.986          1.230                --
                                                       2002      1.000          0.986                --

  LMPVPIII Large Cap Growth Subaccount (11/99).......  2006      1.382          1.415                --
                                                       2005      1.342          1.382                --
                                                       2004      1.366          1.342                --
                                                       2003      0.946          1.366                --
                                                       2002      1.000          0.946                --

  LMPVPIII Large Cap Value Subaccount (11/99)........  2006      1.366          1.581                --
                                                       2005      1.310          1.366                --
                                                       2004      1.210          1.310                --
                                                       2003      0.969          1.210                --
                                                       2002      1.000          0.969                --

  LMPVPIII Mid Cap Core Subaccount (11/99)...........  2006      1.421          1.597            19,016
                                                       2005      1.341          1.421            19,016
                                                       2004      1.240          1.341            19,016
                                                       2003      0.977          1.240            19,016
                                                       2002      1.000          0.977                --

  LMPVPIII Money Market Subaccount (11/99)...........  2006      0.978          1.002            24,175
                                                       2005      0.972          0.978            24,852
                                                       2004      0.985          0.972            24,852
                                                       2003      0.999          0.985            24,852
                                                       2002      1.000          0.999                --

Legg Mason Partners Variable Portfolios IV
  LMPVPIV Multiple Discipline Subaccount-All Cap
  Growth and Value (10/02)...........................  2006      1.341          1.491            48,134
                                                       2005      1.301          1.341            62,731
                                                       2004      1.247          1.301            62,758
                                                       2003      0.969          1.247           128,588
                                                       2002      1.000          0.969                --

  LMPVPIV Multiple Discipline Subaccount-Balanced All
  Cap Growth and Value (10/02).......................  2006      1.226          1.326            34,104
                                                       2005      1.201          1.226            36,551
                                                       2004      1.169          1.201            36,551
                                                       2003      0.979          1.169           197,996
                                                       2002      1.000          0.979                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPIV Multiple Discipline Subaccount-Global All
  Cap Growth and Value (10/02).......................  2006      1.395          1.573                --
                                                       2005      1.337          1.395                --
                                                       2004      1.239          1.337                --
                                                       2003      0.962          1.239                --
                                                       2002      1.000          0.962                --

  LMPVPIV Multiple Discipline Subaccount-Large Cap
  Growth and Value (10/02)...........................  2006      1.285          1.413            55,142
                                                       2005      1.268          1.285            55,748
                                                       2004      1.214          1.268            55,748
                                                       2003      0.961          1.214            30,431
                                                       2002      1.000          0.961                --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2006      1.380          1.584           290,580
                                                       2005      1.365          1.380           258,906
                                                       2004      1.238          1.365           250,029
                                                       2003      1.000          1.238            18,755

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.612          1.771           462,950
                                                       2005      1.522          1.612           602,227
                                                       2004      1.253          1.522           558,676
                                                       2003      1.000          1.253            30,096

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2006      1.521          1.605           126,210

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.267          1.346             9,788

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2006      1.755          1.926           153,187

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.583          1.617             5,702

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2006      1.001          1.072            14,696

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2006      1.002          1.068            13,471

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.443          1.420            46,456

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2006      1.277          1.263            12,733

  MIST MFS Value Subaccount (Class A) (4/06).........  2006      1.255          1.382           193,097

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2006      1.003          1.216           127,500

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2006      1.447          1.550             7,808

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.089          1.142                --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2006      1.115          1.151            87,887

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2006      1.003          1.025           638,744

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2006      1.554          1.512            71,483

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2006      1.063          1.099            53,668

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2006      1.320          1.352                --

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2006      1.345          1.359            50,523

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2006      1.419          1.450           161,893

  MSF MetLife Aggressive Allocation Subaccount
  (4/06).............................................  2006      1.002          1.056                --

  MSF MetLife Conservative Allocation Subaccount
  (4/06).............................................  2006      1.001          1.039            28,996

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)..................................  2006      1.002          1.045                --

  MSF MetLife Moderate Allocation Subaccount (4/06)..  2006      1.002          1.051           203,900

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)..................................  2006      1.002          1.055                --

  MSF MFS Total Return Subaccount (Class F) (4/06)...  2006      1.274          1.356         1,422,795

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.047         1,028,643

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2006      0.998          1.065            77,405

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.110          1.095           231,665
                                                       2005      1.111          1.110           225,093
                                                       2004      1.043          1.111           159,740
                                                       2003      1.000          1.043             6,497

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2006      1.071          1.088           555,591
                                                       2005      1.068          1.071           574,292
                                                       2004      1.040          1.068           536,319
                                                       2003      1.012          1.040            52,717
                                                       2002      1.000          1.012                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (6/01).............................................  2006      1.368          1.487                --
                                                       2005      1.303          1.368                --
                                                       2004      1.238          1.303                --
                                                       2003      0.958          1.238                --
                                                       2002      1.000          0.958                --

  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2006      1.562          1.953            73,804
                                                       2005      1.422          1.562            75,118
                                                       2004      1.251          1.422            64,572
                                                       2003      0.994          1.251                --
                                                       2002      1.000          0.994                --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2006      1.851          2.125           160,645
                                                       2005      1.767          1.851           175,716
                                                       2004      1.431          1.767           162,126
                                                       2003      0.977          1.431            11,692
                                                       2002      1.000          0.977                --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (6/01).............................................  2006      1.357          1.443                --
                                                       2005      1.275          1.357            46,791
                                                       2004      1.224          1.275            41,960
                                                       2003      0.967          1.224            11,023
                                                       2002      1.000          0.967                --

  Travelers Equity Income Subaccount (11/99).........  2006      1.353          1.419                --
                                                       2005      1.323          1.353           175,114
                                                       2004      1.230          1.323           183,922
                                                       2003      0.958          1.230                --
                                                       2002      1.000          0.958                --

  Travelers Large Cap Subaccount (11/99).............  2006      1.308          1.345                --
                                                       2005      1.230          1.308            26,320
                                                       2004      1.179          1.230            21,855
                                                       2003      0.967          1.179             2,446
                                                       2002      1.000          0.967                --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.106          1.174                --
                                                       2005      1.045          1.106                --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.017          1.019                --
                                                       2005      1.000          1.017            28,480

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.051          1.087                --
                                                       2005      1.000          1.051           161,755

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.084          1.129                --
                                                       2005      1.017          1.084                --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.028          1.046                --
                                                       2005      1.011          1.028                --

  Travelers Managed Income Subaccount (11/99)........  2006      1.075          1.063                --
                                                       2005      1.083          1.075            53,668
                                                       2004      1.076          1.083            53,668
                                                       2003      1.014          1.076            53,668
                                                       2002      1.000          1.014                --

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.435          1.521                --
                                                       2005      1.309          1.435           128,179
                                                       2004      1.154          1.309           123,977
                                                       2003      0.973          1.154             6,398
                                                       2002      1.000          0.973                --

  Travelers MFS Mid Cap Growth Subaccount (6/02).....  2006      1.472          1.554                --
                                                       2005      1.459          1.472           107,840
                                                       2004      1.306          1.459            74,203
                                                       2003      0.974          1.306             6,590
                                                       2002      1.000          0.974                --

  Travelers MFS Total Return Subaccount (11/99)......  2006      1.236          1.274                --
                                                       2005      1.226          1.236         1,399,762
                                                       2004      1.124          1.226         1,265,778
                                                       2003      0.986          1.124           129,554
                                                       2002      1.000          0.986                --

  Travelers MFS Value Subaccount (5/04)..............  2006      1.163          1.255                --
                                                       2005      1.117          1.163            98,144
                                                       2004      0.972          1.117            15,762

  Travelers Mondrian International Stock Subaccount
  (8/02).............................................  2006      1.530          1.755                --
                                                       2005      1.428          1.530           155,122
                                                       2004      1.260          1.428           158,573
                                                       2003      1.001          1.260             8,954
                                                       2002      1.000          1.001                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.366          1.447                --
                                                       2005      1.317          1.366             8,038
                                                       2004      1.211          1.317             7,877
                                                       2003      1.000          1.211                --

  Travelers Pioneer Mid Cap Value Subaccount (6/05)..  2006      1.036          1.089                --
                                                       2005      1.000          1.036                --

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.106          1.115                --
                                                       2005      1.090          1.106            63,092
                                                       2004      0.982          1.090            52,796

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.355          1.411                --
                                                       2005      1.357          1.355            22,596
                                                       2004      1.258          1.357            22,596
                                                       2003      0.969          1.258            18,537
                                                       2002      1.000          0.969                --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)..................................  2006      1.111          1.277                --
                                                       2005      1.000          1.111             5,892

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.107          1.267                --
                                                       2005      1.005          1.107             5,163

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      1.274          1.320                --
                                                       2005      1.207          1.274                --
                                                       2004      1.188          1.207                --
                                                       2003      0.966          1.188                --
                                                       2002      1.000          0.966                --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2006      1.323          1.332                --
                                                       2005      1.253          1.323                --
                                                       2004      1.196          1.253                --
                                                       2003      0.959          1.196                --
                                                       2002      1.000          0.959                --

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class) (11/99)..  2006      1.608          1.756             9,433
                                                       2005      1.406          1.608             9,433
                                                       2004      1.246          1.406             9,433
                                                       2003      0.991          1.246             9,433
                                                       2002      1.000          0.991                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  VIP Mid Cap Subaccount (Service Class 2) (5/02)....  2006      1.881          2.069           541,294
                                                       2005      1.628          1.881           486,945
                                                       2004      1.334          1.628           479,347
                                                       2003      0.986          1.334            43,499
                                                       2002      1.000          0.986                --




* We are waiving a portion of the Mortality and Expense Risk charge for this Subaccount. Please see "Fee Table -- Annual Separate Account Charges" for more information.

The date next to each funding option name reflects the date money first came into the funding option through the Separate Account.

Funding options not listed above had no amounts allocated to them or were not available as of December 31, 2006.

Number of Units Outstanding at End of Year may include units for Contracts Owners in payout phase, where appropriate.

If an accumulation unit value has no assets and units across all sub-accounts within the Separate Account, and has had no assets and units for the history displayed on the Condensed Financial Information in the past, then it may not be displayed.

Variable Funding Option mergers and substitutions that occurred between January 1, 2005 and December 31, 2006, are displayed below. Please see Appendix C for more information on Variable Funding Option name changes, mergers and substitutions.

Effective on or about 02/25/2005, The Travelers Series Trust-MFS Emerging Growth Portfolio merged into The Travelers Series Trust-MFS Mid Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, AIM Variable Insurance Fund-AIM VI Premier Equity Fund merged into AIM Variable Insurance Fund-AIM VI Core Equity Fund and is no longer available as a funding option.

Effective on or about 05/01/2006, Alliance Bernstein Variable Products Series Fund-AllianceBernstein Growth and Income Portfolio was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Alliance Bernstein Variable Products Series Fund-AllianceBernstein Large Cap Growth Portfolio was replaced by Metropolitan Series Fund, Inc.-T. Rowe Price Large Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Capital Appreciation Fund merged into Met Investors Series Trust-Janus Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Delaware VIP Trust-Delaware VIP REIT Series was replaced by Met Investors Series Trust-Neuberger Berman Real Estate Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Global Allocation Portfolio was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Value Opportunities VI Fund was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton VIP Trust-Mutual Shares Securities Fund was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton VIP Trust-Templeton Growth Securities Fund was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-AIM Capital Appreciation Portfolio merged into Met Investors Series Trust-MET/AIM Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Equity Income Portfolio merged into Metropolitan Series Fund, Inc.-FI Value Leaders Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Large Cap Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Conservative Portfolio merged into Metropolitan Series Fund, Inc.- MetLife Conservative Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate-Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate to Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate-Conservative Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Conservative to Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mercury Large Cap Core Portfolio merged into Met Investors Series Trust-Mercury Large-Cap Core Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS Mid Cap Growth Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS Total Return Portfolio merged into Metropolitan Series Fund, Inc.-MFS Total Return Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS Value Portfolio merged into Met Investors Series Trust-MFS Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mondrian International Stock Portfolio merged into Met Investors Series Trust-Harris Oakmark International Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Fund Portfolio merged into Met Investors Series Trust-Pioneer Fund Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Mid-Cap Value Portfolio merged into Met Investors Series Trust-Pioneer Mid-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Strategic Income Portfolio merged into Metropolitan Series Fund, Inc.-Pioneer Strategic Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Strategic Equity Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Growth Portfolio merged into Met Investors Series Trust-MET/AIM Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Value Portfolio merged into Met Investors Series Trust-Dreman Small-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Travelers Managed Income Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Bond Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Van Kampen Enterprise Portfolio merged into Metropolitan Series Fund, Inc.-Capital Guardian U.S. Equity Portfolio and is no longer available as a funding option.

Effective on or about 11/13/2006, Lazard Retirement Series, Inc.-Lazard Retirement Small Cap Portfolio was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

                         CONDENSED FINANCIAL INFORMATION

--------------------------------------------------------------------------------

The following tables provide the Accumulation Unit Values information for the MID-RANGE combinations of separate account charges. The Accumulation Unit Value information for the minimum separate account charge and the maximum variable account charge are contained in the Prospectus.

                         SEPARATE ACCOUNT CHARGES 1.50%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.158          1.210               --
                                                       2005      1.124          1.158              860
                                                       2004      1.025          1.124              864
                                                       2003      0.787          1.025              868
                                                       2002      0.980          0.787               --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      0.886          0.867               --
                                                       2005      0.783          0.886               --
                                                       2004      0.734          0.783           17,630
                                                       2003      0.604          0.734           18,349
                                                       2002      0.886          0.604           18,360
                                                       2001      1.000          0.886           19,131

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.258          1.493          249,927
                                                       2005      1.120          1.258          235,355
                                                       2004      1.002          1.120          181,927
                                                       2003      0.752          1.002           76,683
                                                       2002      0.894          0.752           75,028
                                                       2001      1.000          0.894               --

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.110          1.205          672,598
                                                       2005      0.970          1.110          698,088
                                                       2004      0.875          0.970          593,038
                                                       2003      0.649          0.875          268,895
                                                       2002      0.872          0.649          153,455
                                                       2001      1.000          0.872           43,592

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2006      1.140          1.294          985,794
                                                       2005      1.093          1.140          949,591
                                                       2004      1.005          1.093          854,187
                                                       2003      0.771          1.005          591,132
                                                       2002      0.958          0.771          412,481
                                                       2001      1.000          0.958          282,886

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Capital Appreciation Fund
  Capital Appreciation Fund (6/02)...................  2006      1.314          1.300               --
                                                       2005      1.128          1.314            2,782
                                                       2004      0.958          1.128               --
                                                       2003      0.779          0.958               --
                                                       2002      0.877          0.779               --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/02).............................................  2006      1.725          2.254               --
                                                       2005      1.634          1.725               --
                                                       2004      1.262          1.634               --
                                                       2003      0.956          1.262               --
                                                       2002      1.047          0.956               --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.312          1.427               --
                                                       2005      1.209          1.312           21,130
                                                       2004      1.074          1.209               --
                                                       2003      1.000          1.074               --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.309          1.460               --
                                                       2005      1.207          1.309               --
                                                       2004      1.068          1.207               --
                                                       2003      1.000          1.068               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2006      1.035          1.205            4,425
                                                       2005      0.984          1.035               --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2006      1.002          1.073           51,987
                                                       2005      0.971          1.002           48,638
                                                       2004      0.884          0.971           41,181
                                                       2003      0.654          0.884           28,472
                                                       2002      0.931          0.654            8,988
                                                       2001      1.000          0.931            8,988

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.258          1.467               --
                                                       2005      1.155          1.258          147,492
                                                       2004      1.041          1.155           95,267
                                                       2003      0.844          1.041           20,308
                                                       2002      0.999          0.844               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2006      2.232          2.816           64,727
                                                       2005      1.778          2.232           48,416
                                                       2004      1.447          1.778           16,964
                                                       2003      1.000          1.447            4,464

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2006      1.185          1.418           89,232
                                                       2005      1.092          1.185           64,761
                                                       2004      0.935          1.092           61,429
                                                       2003      0.718          0.935           26,203
                                                       2002      0.895          0.718            8,848
                                                       2001      1.000          0.895            8,848

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (7/02)...................................  2006      1.263          1.515               --
                                                       2005      1.177          1.263           79,885
                                                       2004      1.030          1.177           17,824
                                                       2003      0.791          1.030               --
                                                       2002      0.832          0.791               --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2006      0.968          1.080          191,699
                                                       2005      0.877          0.968          192,864
                                                       2004      0.739          0.877          217,020
                                                       2003      0.556          0.739          223,802
                                                       2002      0.786          0.556          171,434
                                                       2001      1.000          0.786           69,922

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.548          1.739               --
                                                       2005      1.511          1.548            8,135
                                                       2004      1.335          1.511            8,512
                                                       2003      1.000          1.335               --

Legg Mason Partners Investment Series
  LMPIS Dividend Strategy Subaccount (5/01)..........  2006      0.799          0.928            2,428
                                                       2005      0.812          0.799            2,434
                                                       2004      0.798          0.812            2,441
                                                       2003      0.656          0.798               --
                                                       2002      0.900          0.656               --
                                                       2001      1.000          0.900               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2006      0.923          0.976               --
                                                       2005      0.881          0.923               --
                                                       2004      0.869          0.881               --
                                                       2003      0.657          0.869               --
                                                       2002      0.911          0.657               --
                                                       2001      1.000          0.911               --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunties Subaccount
  (5/01).............................................  2006      1.129          1.256           47,940
                                                       2005      1.093          1.129           47,718
                                                       2004      0.959          1.093           20,115
                                                       2003      0.686          0.959           27,453
                                                       2002      0.937          0.686               --
                                                       2001      1.000          0.937               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2006      1.041          1.211          165,998
                                                       2005      1.015          1.041          171,375
                                                       2004      0.952          1.015          179,686
                                                       2003      0.695          0.952          166,580
                                                       2002      0.941          0.695          116,360
                                                       2001      1.000          0.941            2,440

  LMPVPI Investors Subaccount (Class I) (11/99)......  2006      1.049          1.223           58,397
                                                       2005      1.000          1.049           60,504
                                                       2004      0.920          1.000           54,527
                                                       2003      0.705          0.920           53,797
                                                       2002      0.931          0.705           10,871
                                                       2001      1.000          0.931            7,772

  LMPVPI Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2006      1.032          1.147           23,993
                                                       2005      0.999          1.032           18,257
                                                       2004      0.881          0.999           17,350
                                                       2003      0.601          0.881           57,663
                                                       2002      0.934          0.601               --
                                                       2001      1.000          0.934               --

Legg Mason Partners Variable Portfolios II
  LMPVPII Appreciation Subaccount (11/99)............  2006      1.030          1.165          275,912
                                                       2005      1.003          1.030          279,720
                                                       2004      0.936          1.003          287,355
                                                       2003      0.763          0.936          202,023
                                                       2002      0.939          0.763          116,078
                                                       2001      1.000          0.939          107,026

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPII Diversified Strategic Income Subaccount
  (11/99)............................................  2006      1.203          1.249          112,449
                                                       2005      1.191          1.203          119,950
                                                       2004      1.133          1.191          120,223
                                                       2003      1.029          1.133           25,126
                                                       2002      0.996          1.029            9,724
                                                       2001      1.000          0.996            5,300

  LMPVPII Equity Index Subaccount (Class II)
  (11/99)............................................  2006      0.980          1.111            3,534
                                                       2005      0.954          0.980            3,495
                                                       2004      0.878          0.954           17,871
                                                       2003      0.698          0.878           14,429
                                                       2002      0.913          0.698           14,429
                                                       2001      1.000          0.913           14,429

  LMPVPII Fundamental Value Subaccount (12/99).......  2006      1.068          1.229          467,595
                                                       2005      1.034          1.068          895,841
                                                       2004      0.970          1.034          901,250
                                                       2003      0.710          0.970          720,355
                                                       2002      0.916          0.710          671,634
                                                       2001      1.000          0.916          204,782

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount (9/03)..  2006      1.004          1.030           92,150
                                                       2005      0.996          1.004          104,652
                                                       2004      0.999          0.996          138,011
                                                       2003      1.000          0.999               --

  LMPVPIII Aggressive Growth Subaccount (11/99)......  2006      0.957          1.025          711,751
                                                       2005      0.870          0.957          704,991
                                                       2004      0.803          0.870          717,090
                                                       2003      0.606          0.803          488,926
                                                       2002      0.913          0.606          371,106
                                                       2001      1.000          0.913          182,759

  LMPVPIII High Income Subaccount (11/99)............  2006      1.228          1.342          110,922
                                                       2005      1.215          1.228          126,151
                                                       2004      1.116          1.215          108,477
                                                       2003      0.889          1.116           45,864
                                                       2002      0.932          0.889               --
                                                       2001      1.000          0.932               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPIII Large Cap Growth Subaccount (11/99).......  2006      1.020          1.051          222,097
                                                       2005      0.984          1.020          223,559
                                                       2004      0.995          0.984          234,157
                                                       2003      0.684          0.995          114,140
                                                       2002      0.923          0.684           52,502
                                                       2001      1.000          0.923           43,609

  LMPVPIII Mid Cap Core Subaccount (11/99)...........  2006      1.098          1.242           19,927
                                                       2005      1.029          1.098           19,997
                                                       2004      0.946          1.029           26,557
                                                       2003      0.740          0.946           24,376
                                                       2002      0.929          0.740           17,857
                                                       2001      1.000          0.929           17,857

  LMPVPIII Money Market Subaccount (11/99)...........  2006      1.002          1.033          309,708
                                                       2005      0.990          1.002           27,755
                                                       2004      0.996          0.990           27,330
                                                       2003      1.004          0.996           47,831
                                                       2002      1.007          1.004           53,821
                                                       2001      1.000          1.007           70,113

Legg Mason Partners Variable Portfolios IV
  LMPVPIV Multiple Discipline Subaccount-All Cap
  Growth and Value (10/02)...........................  2006      1.497          1.675          714,756
                                                       2005      1.443          1.497          747,131
                                                       2004      1.374          1.443          575,415
                                                       2003      1.061          1.374          386,731
                                                       2002      1.000          1.061               --

  LMPVPIV Multiple Discipline Subaccount-Balanced All
  Cap Growth and Value (10/02).......................  2006      1.325          1.442          534,575
                                                       2005      1.290          1.325          559,921
                                                       2004      1.247          1.290          703,763
                                                       2003      1.038          1.247           16,875
                                                       2002      1.000          1.038               --

  LMPVPIV Multiple Discipline Subaccount-Global All
  Cap Growth and Value (10/02).......................  2006      1.587          1.801           29,579
                                                       2005      1.512          1.587           30,598
                                                       2004      1.392          1.512           17,052
                                                       2003      1.074          1.392            8,661
                                                       2002      1.000          1.074               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPIV Multiple Discipline Subaccount-Large Cap
  Growth and Value (10/02)...........................  2006      1.457          1.612           85,138
                                                       2005      1.429          1.457           85,574
                                                       2004      1.359          1.429           85,601
                                                       2003      1.069          1.359            7,342
                                                       2002      1.000          1.069               --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2006      1.404          1.622               --
                                                       2005      1.380          1.404            4,623
                                                       2004      1.244          1.380               --
                                                       2003      1.000          1.244               --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.640          1.813           89,975
                                                       2005      1.538          1.640           63,086
                                                       2004      1.259          1.538          106,225
                                                       2003      1.000          1.259           21,310

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2006      1.018          1.079           38,683

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.275          1.360               --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2006      1.513          1.669           41,944

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.300          1.334            6,721

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2006      1.001          1.077          234,503

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2006      1.002          1.073               --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.010          0.999           10,750

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2006      1.285          1.276               --

  MIST MFS Value Subaccount (Class A) (4/06).........  2006      1.271          1.406            9,354

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2006      1.003          1.221               --

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2006      1.475          1.587           30,657

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.095          1.153               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2006      1.130          1.171           24,198

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2006      1.003          1.030           13,412

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2006      0.897          0.876           42,176

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2006      1.087          1.129           90,220

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2006      0.897          0.923            1,752

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2006      0.953          0.967           60,930

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2006      1.203          1.235           57,473

  MSF MetLife Aggressive Allocation Subaccount
  (4/06).............................................  2006      1.002          1.061               --

  MSF MetLife Conservative Allocation Subaccount
  (4/06).............................................  2006      1.001          1.043               --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)..................................  2006      1.002          1.050               --

  MSF MetLife Moderate Allocation Subaccount (4/06)..  2006      1.002          1.055           11,700

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)..................................  2006      1.002          1.060           11,827

  MSF MFS Total Return Subaccount (Class F) (4/06)...  2006      1.201          1.285          305,852

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.052          140,342

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2006      0.998          1.070               --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.130          1.121           43,268
                                                       2005      1.124          1.130           41,010
                                                       2004      1.047          1.124           24,543
                                                       2003      1.000          1.047           16,532

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2006      1.208          1.236          266,544
                                                       2005      1.197          1.208          263,610
                                                       2004      1.159          1.197          232,053
                                                       2003      1.120          1.159          146,666
                                                       2002      1.042          1.120           77,194
                                                       2001      1.000          1.042               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2006      1.167          1.468            6,229
                                                       2005      1.055          1.167            7,540
                                                       2004      0.922          1.055           11,446
                                                       2003      0.728          0.922               --
                                                       2002      0.898          0.728               --
                                                       2001      1.000          0.898               --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2006      1.603          1.852           28,429
                                                       2005      1.520          1.603           27,484
                                                       2004      1.223          1.520            9,788
                                                       2003      0.829          1.223            9,041
                                                       2002      1.030          0.829               --
                                                       2001      1.000          1.030               --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (6/01).............................................  2006      0.948          1.010               --
                                                       2005      0.885          0.948            6,701
                                                       2004      0.844          0.885           33,843
                                                       2003      0.662          0.844               --
                                                       2002      0.883          0.662               --
                                                       2001      1.000          0.883               --

  Travelers Equity Income Subaccount (11/99).........  2006      1.145          1.203               --
                                                       2005      1.112          1.145           57,849
                                                       2004      1.027          1.112           95,925
                                                       2003      0.795          1.027           41,127
                                                       2002      0.938          0.795               --
                                                       2001      1.000          0.938               --

  Travelers Large Cap Subaccount (11/99).............  2006      0.925          0.953               --
                                                       2005      0.864          0.925           33,921
                                                       2004      0.823          0.864           48,492
                                                       2003      0.670          0.823           31,951
                                                       2002      0.881          0.670           14,572
                                                       2001      1.000          0.881           14,572

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.110          1.181               --
                                                       2005      1.045          1.110               --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.021          1.025               --
                                                       2005      1.000          1.021               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.055          1.093               --
                                                       2005      1.000          1.055               --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.088          1.136               --
                                                       2005      1.017          1.088               --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.032          1.052               --
                                                       2005      1.012          1.032               --

  Travelers Managed Income Subaccount (11/99)........  2006      1.097          1.087               --
                                                       2005      1.098          1.097           83,144
                                                       2004      1.084          1.098           77,673
                                                       2003      1.015          1.084           72,610
                                                       2002      1.008          1.015          379,957
                                                       2001      1.000          1.008           13,390

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      0.959          1.018               --
                                                       2005      0.869          0.959           38,686
                                                       2004      0.761          0.869           51,080
                                                       2003      0.637          0.761           28,327
                                                       2002      0.864          0.637           28,338
                                                       2001      1.000          0.864           19,312

  Travelers MFS Mid Cap Growth Subaccount (6/02).....  2006      0.848          0.897               --
                                                       2005      0.835          0.848           37,031
                                                       2004      0.743          0.835               --
                                                       2003      0.550          0.743               --
                                                       2002      0.626          0.550               --

  Travelers MFS Total Return Subaccount (11/99)......  2006      1.163          1.201               --
                                                       2005      1.147          1.163          312,021
                                                       2004      1.044          1.147          379,696
                                                       2003      0.910          1.044          209,447
                                                       2002      0.975          0.910          237,582
                                                       2001      1.000          0.975            9,192

  Travelers MFS Value Subaccount (5/04)..............  2006      1.176          1.271               --
                                                       2005      1.121          1.176            1,563
                                                       2004      0.973          1.121               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Mondrian International Stock Subaccount
  (8/02).............................................  2006      1.317          1.513               --
                                                       2005      1.221          1.317           38,941
                                                       2004      1.071          1.221           15,306
                                                       2003      0.845          1.071           12,070
                                                       2002      0.846          0.845               --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.390          1.475               --
                                                       2005      1.331          1.390           30,616
                                                       2004      1.216          1.331           38,807
                                                       2003      1.000          1.216            1,661

  Travelers Pioneer Mid Cap Value Subaccount (6/05)..  2006      1.040          1.095               --
                                                       2005      1.000          1.040               --

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.118          1.130               --
                                                       2005      1.095          1.118           22,480
                                                       2004      0.983          1.095            3,736

  Travelers Strategic Equity Subaccount (11/99)......  2006      0.793          0.828               --
                                                       2005      0.789          0.793           31,112
                                                       2004      0.727          0.789           45,959
                                                       2003      0.556          0.727           45,975
                                                       2002      0.850          0.556           44,777
                                                       2001      1.000          0.850           80,728

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)..................................  2006      1.116          1.285               --
                                                       2005      1.000          1.116               --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.112          1.275               --
                                                       2005      1.005          1.112               --

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      0.864          0.897               --
                                                       2005      0.814          0.864            1,755
                                                       2004      0.795          0.814            1,758
                                                       2003      0.643          0.795               --
                                                       2002      0.923          0.643               --
                                                       2001      1.000          0.923           10,283

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2006      0.792          0.802           18,432
                                                       2005      0.745          0.792           18,487
                                                       2004      0.706          0.745           38,914
                                                       2003      0.563          0.706           38,020
                                                       2002      0.846          0.563           33,984
                                                       2001      1.000          0.846          165,695

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class) (11/99)..  2006      1.392          1.530          119,944
                                                       2005      1.209          1.392           92,049
                                                       2004      1.064          1.209           97,482
                                                       2003      0.842          1.064           41,891
                                                       2002      0.943          0.842            3,134
                                                       2001      1.000          0.943          128,929

  VIP Mid Cap Subaccount (Service Class 2) (5/02)....  2006      1.665          1.844           45,831
                                                       2005      1.432          1.665           47,224
                                                       2004      1.166          1.432           25,682
                                                       2003      0.856          1.166           13,063
                                                       2002      0.993          0.856               --




                         SEPARATE ACCOUNT CHARGES 1.55%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.156          1.208                --
                                                       2005      1.122          1.156            92,207
                                                       2004      1.025          1.122           111,013
                                                       2003      0.787          1.025            76,133
                                                       2002      0.980          0.787            27,078

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      0.749          0.733                --
                                                       2005      0.663          0.749           928,297
                                                       2004      0.621          0.663         1,056,112
                                                       2003      0.511          0.621         1,149,526
                                                       2002      0.751          0.511         1,363,047
                                                       2001      0.924          0.751         1,490,271
                                                       2000      1.127          0.924         1,121,509
                                                       1999      1.000          1.127            99,866

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.147          1.361         1,323,103
                                                       2005      1.022          1.147         1,276,068
                                                       2004      0.914          1.022         1,275,142
                                                       2003      0.686          0.914         1,189,877
                                                       2002      0.817          0.686         1,012,199
                                                       2001      0.967          0.817           979,507
                                                       2000      1.210          0.967           894,278
                                                       1999      1.000          1.210            45,911

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.228          1.333         3,384,995
                                                       2005      1.073          1.228         3,408,918
                                                       2004      0.969          1.073         3,554,321
                                                       2003      0.719          0.969         3,511,737
                                                       2002      0.967          0.719         3,293,592
                                                       2001      1.200          0.967         2,760,602
                                                       2000      1.167          1.200         2,103,315
                                                       1999      1.000          1.167           131,798

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2006      1.324          1.502         2,556,348
                                                       2005      1.270          1.324         2,638,969
                                                       2004      1.169          1.270         2,607,605
                                                       2003      0.896          1.169         2,496,903
                                                       2002      1.115          0.896         2,302,002
                                                       2001      1.104          1.115         1,629,102
                                                       2000      1.039          1.104           898,869
                                                       1999      1.000          1.039           303,426

Capital Appreciation Fund
  Capital Appreciation Fund (6/02)...................  2006      1.311          1.298                --
                                                       2005      1.127          1.311            13,286
                                                       2004      0.957          1.127                --
                                                       2003      0.778          0.957                --
                                                       2002      0.877          0.778                --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/02).............................................  2006      1.722          2.249                --
                                                       2005      1.632          1.722             4,790
                                                       2004      1.261          1.632                --
                                                       2003      0.956          1.261                --
                                                       2002      1.047          0.956                --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.311          1.425                --
                                                       2005      1.208          1.311            35,224
                                                       2004      1.074          1.208            26,210
                                                       2003      1.000          1.074                --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.308          1.458                --
                                                       2005      1.206          1.308            16,785
                                                       2004      1.067          1.206            16,785
                                                       2003      1.000          1.067                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2006      1.034          1.204           137,652
                                                       2005      0.984          1.034            44,370

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2006      0.895          0.958           746,069
                                                       2005      0.868          0.895           768,986
                                                       2004      0.790          0.868         1,095,424
                                                       2003      0.585          0.790         1,130,463
                                                       2002      0.833          0.585         1,301,515
                                                       2001      0.998          0.833           712,665
                                                       2000      1.215          0.998           613,514
                                                       1999      1.000          1.215           113,599

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.256          1.464                --
                                                       2005      1.153          1.256           314,362
                                                       2004      1.040          1.153           289,908
                                                       2003      0.844          1.040           114,927
                                                       2002      0.999          0.844            10,215

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2006      2.229          2.811           102,042
                                                       2005      1.776          2.229            95,280
                                                       2004      1.446          1.776            75,339
                                                       2003      1.000          1.446            45,169

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2006      1.171          1.400           582,358
                                                       2005      1.079          1.171           584,912
                                                       2004      0.925          1.079           597,048
                                                       2003      0.710          0.925           618,363
                                                       2002      0.886          0.710           599,032
                                                       2001      1.071          0.886           644,881
                                                       2000      1.114          1.071           417,144
                                                       1999      1.000          1.114            68,217

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (7/02)...................................  2006      1.260          1.511                --
                                                       2005      1.176          1.260            23,480
                                                       2004      1.029          1.176                --
                                                       2003      0.791          1.029                --
                                                       2002      0.831          0.791                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2006      0.492          0.549           339,285
                                                       2005      0.446          0.492           351,881
                                                       2004      0.376          0.446           388,869
                                                       2003      0.283          0.376           691,034
                                                       2002      0.400          0.283           688,256
                                                       2001      0.673          0.400           977,403
                                                       2000      1.000          0.673           393,620

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.546          1.736                --
                                                       2005      1.510          1.546             6,617
                                                       2004      1.334          1.510             9,917
                                                       2003      1.000          1.334             3,288

Legg Mason Partners Investment Series
  LMPIS Dividend Strategy Subaccount (5/01)..........  2006      0.791          0.919           109,350
                                                       2005      0.805          0.791           131,516
                                                       2004      0.791          0.805           131,703
                                                       2003      0.650          0.791           131,894
                                                       2002      0.893          0.650           156,270
                                                       2001      1.033          0.893            17,631

  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2006      0.903          0.954           147,475
                                                       2005      0.863          0.903           178,519
                                                       2004      0.852          0.863           180,108
                                                       2003      0.644          0.852           197,660
                                                       2002      0.894          0.644           208,158
                                                       2001      1.011          0.894            82,304

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunties Subaccount
  (5/01).............................................  2006      1.136          1.263            50,696
                                                       2005      1.100          1.136            68,352
                                                       2004      0.966          1.100            60,942
                                                       2003      0.691          0.966            63,365
                                                       2002      0.944          0.691            51,956
                                                       2001      0.987          0.944                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2006      1.331          1.548           693,917
                                                       2005      1.299          1.331           742,521
                                                       2004      1.218          1.299           776,123
                                                       2003      0.890          1.218           834,515
                                                       2002      1.206          0.890           879,355
                                                       2001      1.202          1.206           481,406
                                                       2000      1.033          1.202           143,927
                                                       1999      1.000          1.033             1,992

  LMPVPI Investors Subaccount (Class I) (11/99)......  2006      1.240          1.444           515,038
                                                       2005      1.182          1.240           558,878
                                                       2004      1.088          1.182           681,190
                                                       2003      0.835          1.088           555,621
                                                       2002      1.102          0.835           524,906
                                                       2001      1.168          1.102           503,746
                                                       2000      1.029          1.168           114,196
                                                       1999      1.000          1.029            28,784

  LMPVPI Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2006      1.322          1.468           110,960
                                                       2005      1.280          1.322           137,486
                                                       2004      1.129          1.280           156,421
                                                       2003      0.770          1.129           151,638
                                                       2002      1.198          0.770           131,224
                                                       2001      1.312          1.198           127,611
                                                       2000      1.141          1.312           152,125
                                                       1999      1.000          1.141                --

Legg Mason Partners Variable Portfolios II
  LMPVPII Appreciation Subaccount (11/99)............  2006      1.060          1.198         1,695,454
                                                       2005      1.032          1.060         1,765,138
                                                       2004      0.964          1.032         1,794,351
                                                       2003      0.786          0.964         1,795,814
                                                       2002      0.968          0.786         1,216,251
                                                       2001      1.024          0.968           894,292
                                                       2000      1.044          1.024           442,561
                                                       1999      1.000          1.044            38,295

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPII Diversified Strategic Income Subaccount
  (11/99)............................................  2006      1.238          1.285           366,535
                                                       2005      1.226          1.238           376,568
                                                       2004      1.166          1.226           572,079
                                                       2003      1.060          1.166           595,399
                                                       2002      1.027          1.060           494,056
                                                       2001      1.011          1.027           520,827
                                                       2000      0.999          1.011           204,937
                                                       1999      1.000          0.999            15,447

  LMPVPII Equity Index Subaccount (Class II)
  (11/99)............................................  2006      0.880          0.998           528,659
                                                       2005      0.857          0.880           542,873
                                                       2004      0.790          0.857           600,275
                                                       2003      0.628          0.790           687,394
                                                       2002      0.822          0.628           503,267
                                                       2001      0.952          0.822           336,668
                                                       2000      1.067          0.952           212,335
                                                       1999      1.000          1.067             9,761

  LMPVPII Fundamental Value Subaccount (12/99).......  2006      1.334          1.535         1,651,273
                                                       2005      1.293          1.334         1,844,285
                                                       2004      1.214          1.293         2,035,648
                                                       2003      0.889          1.214         2,047,218
                                                       2002      1.147          0.889         1,802,184
                                                       2001      1.230          1.147         1,333,668
                                                       2000      1.037          1.230           363,590
                                                       1999      1.000          1.037             2,903

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount (9/03)..  2006      1.003          1.028            16,054
                                                       2005      0.995          1.003             3,362
                                                       2004      0.999          0.995                --
                                                       2003      1.000          0.999                --

  LMPVPIII Aggressive Growth Subaccount (11/99)......  2006      1.361          1.458         2,422,923
                                                       2005      1.238          1.361         2,695,119
                                                       2004      1.143          1.238         2,997,390
                                                       2003      0.863          1.143         3,306,728
                                                       2002      1.302          0.863         3,140,427
                                                       2001      1.378          1.302         2,715,298
                                                       2000      1.209          1.378         1,521,381
                                                       1999      1.000          1.209           237,187

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPIII High Income Subaccount (11/99)............  2006      1.146          1.252           963,873
                                                       2005      1.134          1.146         1,177,670
                                                       2004      1.043          1.134         1,294,866
                                                       2003      0.830          1.043         1,485,267
                                                       2002      0.872          0.830         1,089,942
                                                       2001      0.920          0.872         1,070,312
                                                       2000      1.016          0.920           760,503
                                                       1999      1.000          1.016           113,822

  LMPVPIII Large Cap Growth Subaccount (11/99).......  2006      0.947          0.976         1,871,405
                                                       2005      0.914          0.947         2,215,937
                                                       2004      0.925          0.914         2,446,179
                                                       2003      0.637          0.925         2,553,696
                                                       2002      0.860          0.637         2,509,706
                                                       2001      0.998          0.860         2,611,474
                                                       2000      1.090          0.998         1,993,825
                                                       1999      1.000          1.090           110,096

  LMPVPIII Mid Cap Core Subaccount (11/99)...........  2006      1.422          1.607           678,421
                                                       2005      1.333          1.422           717,224
                                                       2004      1.226          1.333           892,391
                                                       2003      0.960          1.226         1,034,561
                                                       2002      1.205          0.960         1,002,964
                                                       2001      1.360          1.205           794,981
                                                       2000      1.171          1.360           602,755
                                                       1999      1.000          1.171            19,386

  LMPVPIII Money Market Subaccount (11/99)...........  2006      1.065          1.097           697,943
                                                       2005      1.052          1.065           725,537
                                                       2004      1.059          1.052           698,186
                                                       2003      1.069          1.059         1,074,514
                                                       2002      1.072          1.069         2,345,845
                                                       2001      1.050          1.072         2,726,939
                                                       2000      1.005          1.050           178,779
                                                       1999      1.000          1.005            50,000

Legg Mason Partners Variable Portfolios IV
  LMPVPIV Multiple Discipline Subaccount-All Cap
  Growth and Value (10/02)...........................  2006      1.494          1.672           376,460
                                                       2005      1.442          1.494           374,323
                                                       2004      1.373          1.442           374,328
                                                       2003      1.061          1.373            85,870
                                                       2002      1.000          1.061                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPIV Multiple Discipline Subaccount-Balanced All
  Cap Growth and Value (10/02).......................  2006      1.323          1.439           300,493
                                                       2005      1.289          1.323           310,154
                                                       2004      1.246          1.289           273,927
                                                       2003      1.038          1.246           153,494
                                                       2002      1.000          1.038             8,043

  LMPVPIV Multiple Discipline Subaccount-Global All
  Cap Growth and Value (10/02).......................  2006      1.584          1.797            13,486
                                                       2005      1.510          1.584             6,055
                                                       2004      1.391          1.510             6,055
                                                       2003      1.074          1.391             6,060
                                                       2002      1.000          1.074                --

  LMPVPIV Multiple Discipline Subaccount-Large Cap
  Growth and Value (10/02)...........................  2006      1.455          1.609            25,286
                                                       2005      1.427          1.455            25,286
                                                       2004      1.358          1.427            38,020
                                                       2003      1.069          1.358            25,286
                                                       2002      1.000          1.069                --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2006      1.402          1.619           172,946
                                                       2005      1.379          1.402           158,849
                                                       2004      1.243          1.379           188,850
                                                       2003      1.000          1.243            79,663

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.638          1.810           294,320
                                                       2005      1.537          1.638           304,428
                                                       2004      1.258          1.537           279,335
                                                       2003      1.000          1.258            44,004

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2006      0.885          0.938           191,498

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.275          1.359            10,195

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2006      1.510          1.665            14,039

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.298          1.331            13,279

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2006      1.001          1.076           648,626

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2006      1.002          1.072                --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      0.985          0.973            53,197

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2006      1.284          1.275                --

  MIST MFS Value Subaccount (Class A) (4/06).........  2006      1.270          1.404            86,906

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2006      1.003          1.221            28,177

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2006      1.473          1.585                --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.094          1.152                --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2006      1.129          1.169            52,905

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2006      1.003          1.029            63,674

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2006      0.895          0.874           564,215

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2006      1.193          1.239           359,379

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2006      0.723          0.743           405,547

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2006      0.788          0.799         1,236,145

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2006      1.281          1.315           463,657

  MSF MetLife Aggressive Allocation Subaccount
  (4/06).............................................  2006      1.002          1.061                --

  MSF MetLife Conservative Allocation Subaccount
  (4/06).............................................  2006      1.001          1.043            28,968

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)..................................  2006      1.002          1.050                --

  MSF MetLife Moderate Allocation Subaccount (4/06)..  2006      1.002          1.055            30,197

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)..................................  2006      1.002          1.060                --

  MSF MFS Total Return Subaccount (Class F) (4/06)...  2006      1.388          1.484         2,135,482

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.051           102,829

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2006      0.998          1.069           638,072

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.128          1.119           262,550
                                                       2005      1.123          1.128           264,059
                                                       2004      1.047          1.123           261,701
                                                       2003      1.000          1.047            21,011

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2006      1.217          1.244         1,712,516
                                                       2005      1.207          1.217         1,767,257
                                                       2004      1.168          1.207         2,051,135
                                                       2003      1.130          1.168         2,368,710
                                                       2002      1.052          1.130         2,010,880
                                                       2001      1.005          1.052           278,487

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2006      1.111          1.397           163,922
                                                       2005      1.005          1.111           159,519
                                                       2004      0.879          1.005           161,505
                                                       2003      0.694          0.879           171,882
                                                       2002      0.856          0.694           138,439
                                                       2001      0.995          0.856            48,818

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2006      1.689          1.950           283,234
                                                       2005      1.602          1.689           279,275
                                                       2004      1.289          1.602           268,729
                                                       2003      0.875          1.289           321,040
                                                       2002      1.087          0.875           334,827
                                                       2001      1.029          1.087           122,374

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (6/01).............................................  2006      0.925          0.985                --
                                                       2005      0.864          0.925            56,499
                                                       2004      0.824          0.864           115,641
                                                       2003      0.647          0.824           126,065
                                                       2002      0.863          0.647           133,039
                                                       2001      0.977          0.863            69,934

  Travelers Equity Income Subaccount (11/99).........  2006      1.219          1.281                --
                                                       2005      1.185          1.219           553,949
                                                       2004      1.095          1.185           569,818
                                                       2003      0.848          1.095           528,737
                                                       2002      1.001          0.848           436,367
                                                       2001      1.089          1.001           331,110
                                                       2000      1.013          1.089           136,422
                                                       1999      1.000          1.013                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Large Cap Subaccount (11/99).............  2006      0.765          0.788                --
                                                       2005      0.715          0.765           218,304
                                                       2004      0.681          0.715           277,766
                                                       2003      0.555          0.681           279,545
                                                       2002      0.730          0.555           273,546
                                                       2001      0.897          0.730           382,761
                                                       2000      1.065          0.897           278,920
                                                       1999      1.000          1.065             1,681

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.110          1.180                --
                                                       2005      1.045          1.110                --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.021          1.025                --
                                                       2005      1.000          1.021            28,295

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.055          1.093                --
                                                       2005      1.000          1.055            27,687

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.088          1.135                --
                                                       2005      1.017          1.088                --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.032          1.052                --
                                                       2005      1.011          1.032                --

  Travelers Managed Income Subaccount (11/99)........  2006      1.205          1.193                --
                                                       2005      1.207          1.205           450,544
                                                       2004      1.192          1.207           866,887
                                                       2003      1.116          1.192         1,221,287
                                                       2002      1.109          1.116         2,076,038
                                                       2001      1.056          1.109         3,161,019
                                                       2000      0.994          1.056           104,706
                                                       1999      1.000          0.994             2,457

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      0.833          0.885                --
                                                       2005      0.755          0.833           199,885
                                                       2004      0.662          0.755           228,996
                                                       2003      0.555          0.662           228,040
                                                       2002      0.753          0.555           231,470
                                                       2001      0.986          0.753           322,895
                                                       2000      1.061          0.986           209,499
                                                       1999      1.000          1.061             5,622

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers MFS Mid Cap Growth Subaccount (6/02).....  2006      0.846          0.895                --
                                                       2005      0.834          0.846           564,075
                                                       2004      0.742          0.834                --
                                                       2003      0.550          0.742                --
                                                       2002      0.626          0.550                --

  Travelers MFS Total Return Subaccount (11/99)......  2006      1.345          1.388                --
                                                       2005      1.326          1.345         2,400,193
                                                       2004      1.209          1.326         2,459,645
                                                       2003      1.053          1.209         2,856,766
                                                       2002      1.129          1.053         2,037,079
                                                       2001      1.147          1.129         1,935,839
                                                       2000      0.999          1.147           850,618
                                                       1999      1.000          0.999               442

  Travelers MFS Value Subaccount (5/04)..............  2006      1.175          1.270                --
                                                       2005      1.121          1.175            41,537
                                                       2004      0.973          1.121                --

  Travelers Mondrian International Stock Subaccount
  (8/02).............................................  2006      1.315          1.510                --
                                                       2005      1.219          1.315             5,780
                                                       2004      1.070          1.219            21,362
                                                       2003      0.845          1.070             4,455
                                                       2002      0.845          0.845                --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.388          1.473                --
                                                       2005      1.330          1.388                --
                                                       2004      1.216          1.330                --
                                                       2003      1.000          1.216                --

  Travelers Pioneer Mid Cap Value Subaccount (6/05)..  2006      1.040          1.094                --
                                                       2005      1.000          1.040                --

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.117          1.129                --
                                                       2005      1.094          1.117                --
                                                       2004      0.983          1.094                --

  Travelers Strategic Equity Subaccount (11/99)......  2006      0.723          0.755                --
                                                       2005      0.720          0.723         1,196,877
                                                       2004      0.663          0.720         1,323,337
                                                       2003      0.508          0.663         1,402,850
                                                       2002      0.777          0.508         1,577,020
                                                       2001      0.911          0.777         1,693,080
                                                       2000      1.132          0.911         1,230,540
                                                       1999      1.000          1.132           108,285

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)..................................  2006      1.115          1.284                --
                                                       2005      1.000          1.115                --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.111          1.275                --
                                                       2005      1.005          1.111                --

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      0.696          0.723                --
                                                       2005      0.656          0.696           591,510
                                                       2004      0.641          0.656           621,295
                                                       2003      0.519          0.641           629,942
                                                       2002      0.746          0.519           707,572
                                                       2001      0.962          0.746           863,697
                                                       2000      1.144          0.962           839,108
                                                       1999      1.000          1.144             3,773

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2006      0.749          0.758           737,196
                                                       2005      0.704          0.749           900,444
                                                       2004      0.668          0.704         1,137,577
                                                       2003      0.533          0.668         1,166,632
                                                       2002      0.802          0.533         1,338,397
                                                       2001      1.189          0.802         1,351,840
                                                       2000      1.344          1.189           895,350
                                                       1999      1.000          1.344           116,490

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class) (11/99)..  2006      1.328          1.460           711,209
                                                       2005      1.154          1.328           730,969
                                                       2004      1.017          1.154           703,402
                                                       2003      0.804          1.017           543,203
                                                       2002      0.902          0.804           494,264
                                                       2001      1.045          0.902           457,948
                                                       2000      1.138          1.045           243,383
                                                       1999      1.000          1.138               700

  VIP Mid Cap Subaccount (Service Class 2) (5/02)....  2006      1.662          1.839           195,308
                                                       2005      1.430          1.662           179,659
                                                       2004      1.165          1.430           115,758
                                                       2003      0.856          1.165            66,472
                                                       2002      0.993          0.856            27,894

                         SEPARATE ACCOUNT CHARGES 1.65%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.263          1.320               --
                                                       2005      1.227          1.263            8,872
                                                       2004      1.122          1.227            8,872
                                                       2003      1.000          1.122               --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.318          1.288               --
                                                       2005      1.167          1.318               --
                                                       2004      1.095          1.167               --
                                                       2003      1.000          1.095               --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.490          1.765           20,310
                                                       2005      1.328          1.490           20,310
                                                       2004      1.189          1.328            2,250
                                                       2003      1.000          1.189            2,250

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.456          1.578           79,904
                                                       2005      1.274          1.456           80,074
                                                       2004      1.151          1.274           45,903
                                                       2003      1.000          1.151            8,969

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2006      1.298          1.471           39,714
                                                       2005      1.247          1.298           53,706
                                                       2004      1.149          1.247           40,061
                                                       2003      1.000          1.149           13,704

Capital Appreciation Fund
  Capital Appreciation Fund (6/02)...................  2006      1.567          1.551               --
                                                       2005      1.348          1.567               --
                                                       2004      1.147          1.348               --
                                                       2003      1.000          1.147               --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/02).............................................  2006      1.560          2.035               --
                                                       2005      1.480          1.560               --
                                                       2004      1.145          1.480               --
                                                       2003      1.000          1.145               --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.308          1.422               --
                                                       2005      1.207          1.308               --
                                                       2004      1.074          1.207               --
                                                       2003      1.000          1.074               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.305          1.454               --
                                                       2005      1.205          1.305           23,564
                                                       2004      1.067          1.205           23,566
                                                       2003      1.000          1.067               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2006      1.034          1.202               --
                                                       2005      0.984          1.034               --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2006      1.350          1.443            8,300
                                                       2005      1.310          1.350            8,300
                                                       2004      1.194          1.310            8,300
                                                       2003      1.000          1.194               --

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.348          1.570               --
                                                       2005      1.240          1.348           20,440
                                                       2004      1.119          1.240            1,424
                                                       2003      1.000          1.119               --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2006      1.945          2.451           14,717
                                                       2005      1.552          1.945           14,717
                                                       2004      1.265          1.552               --
                                                       2003      1.000          1.265               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2006      1.488          1.777           20,764
                                                       2005      1.373          1.488           20,764
                                                       2004      1.177          1.373           20,764
                                                       2003      1.000          1.177            2,264

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (7/02)...................................  2006      1.422          1.703               --
                                                       2005      1.327          1.422               --
                                                       2004      1.163          1.327               --
                                                       2003      1.000          1.163               --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2006      1.493          1.665            8,371
                                                       2005      1.355          1.493            8,559
                                                       2004      1.144          1.355            8,759
                                                       2003      1.000          1.144           10,247

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.358          1.524               --
                                                       2005      1.328          1.358               --
                                                       2004      1.175          1.328               --
                                                       2003      1.000          1.175               --

Legg Mason Partners Investment Series
  LMPIS Dividend Strategy Subaccount (5/01)..........  2006      1.101          1.278           10,415
                                                       2005      1.122          1.101           10,415
                                                       2004      1.103          1.122           10,415
                                                       2003      1.000          1.103               --

  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2006      1.220          1.288               --
                                                       2005      1.167          1.220               --
                                                       2004      1.153          1.167               --
                                                       2003      1.000          1.153               --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunties Subaccount
  (5/01).............................................  2006      1.451          1.611               --
                                                       2005      1.406          1.451               --
                                                       2004      1.237          1.406               --
                                                       2003      1.000          1.237               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2006      1.278          1.485            7,271
                                                       2005      1.248          1.278            7,436
                                                       2004      1.172          1.248            7,611
                                                       2003      1.000          1.172            8,908

  LMPVPI Investors Subaccount (Class I) (11/99)......  2006      1.307          1.521            1,353
                                                       2005      1.247          1.307            1,441
                                                       2004      1.149          1.247            1,401
                                                       2003      1.000          1.149               --

  LMPVPI Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2006      1.447          1.605            7,863
                                                       2005      1.402          1.447            7,863
                                                       2004      1.239          1.402            7,863
                                                       2003      1.000          1.239               --

Legg Mason Partners Variable Portfolios II
  LMPVPII Appreciation Subaccount (11/99)............  2006      1.231          1.390           65,331
                                                       2005      1.200          1.231           65,339
                                                       2004      1.121          1.200           65,346
                                                       2003      1.000          1.121               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPII Diversified Strategic Income Subaccount
  (11/99)............................................  2006      1.122          1.163           20,119
                                                       2005      1.112          1.122           20,119
                                                       2004      1.059          1.112           20,119
                                                       2003      1.000          1.059            4,821

  LMPVPII Equity Index Subaccount (Class II)
  (11/99)............................................  2006      1.258          1.425               --
                                                       2005      1.227          1.258               --
                                                       2004      1.132          1.227               --
                                                       2003      1.000          1.132               --

  LMPVPII Fundamental Value Subaccount (12/99).......  2006      1.284          1.476           18,742
                                                       2005      1.246          1.284           18,906
                                                       2004      1.171          1.246           19,082
                                                       2003      1.000          1.171            8,914

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount (9/03)..  2006      1.001          1.025           31,444
                                                       2005      0.994          1.001           31,450
                                                       2004      0.999          0.994           31,456
                                                       2003      1.000          0.999               --

  LMPVPIII Aggressive Growth Subaccount (11/99)......  2006      1.351          1.446           32,702
                                                       2005      1.230          1.351           32,845
                                                       2004      1.138          1.230           33,095
                                                       2003      1.000          1.138            9,106

  LMPVPIII High Income Subaccount (11/99)............  2006      1.210          1.320            1,573
                                                       2005      1.198          1.210            1,577
                                                       2004      1.103          1.198            1,456
                                                       2003      1.000          1.103               --

  LMPVPIII Large Cap Growth Subaccount (11/99).......  2006      1.196          1.231               --
                                                       2005      1.156          1.196               --
                                                       2004      1.171          1.156               --
                                                       2003      1.000          1.171               --

  LMPVPIII Mid Cap Core Subaccount (11/99)...........  2006      1.343          1.516               --
                                                       2005      1.260          1.343               --
                                                       2004      1.160          1.260               --
                                                       2003      1.000          1.160               --

  LMPVPIII Money Market Subaccount (11/99)...........  2006      0.999          1.028           11,296
                                                       2005      0.988          0.999           11,302
                                                       2004      0.996          0.988           11,307
                                                       2003      1.000          0.996            7,502

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios IV
  LMPVPIV Multiple Discipline Subaccount-All Cap
  Growth and Value (10/02)...........................  2006      1.228          1.372           36,525
                                                       2005      1.186          1.228           37,469
                                                       2004      1.131          1.186          128,807
                                                       2003      1.000          1.131           54,893

  LMPVPIV Multiple Discipline Subaccount-Balanced All
  Cap Growth and Value (10/02).......................  2006      1.155          1.256               --
                                                       2005      1.127          1.155               --
                                                       2004      1.091          1.127               --
                                                       2003      1.000          1.091               --

  LMPVPIV Multiple Discipline Subaccount-Global All
  Cap Growth and Value (10/02).......................  2006      1.298          1.471               --
                                                       2005      1.238          1.298               --
                                                       2004      1.142          1.238               --
                                                       2003      1.000          1.142               --

  LMPVPIV Multiple Discipline Subaccount-Large Cap
  Growth and Value (10/02)...........................  2006      1.202          1.328               --
                                                       2005      1.180          1.202               --
                                                       2004      1.124          1.180               --
                                                       2003      1.000          1.124               --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2006      1.285          1.483           19,273
                                                       2005      1.266          1.285           19,273
                                                       2004      1.142          1.266               --
                                                       2003      1.000          1.142               --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.504          1.660           17,042
                                                       2005      1.413          1.504           17,042
                                                       2004      1.158          1.413            2,357
                                                       2003      1.000          1.158            2,357

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2006      1.456          1.541               --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.274          1.357               --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2006      1.635          1.801               --

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.551          1.589               --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2006      1.001          1.075           41,031

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2006      1.002          1.072               --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.358          1.341            9,975

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2006      1.283          1.273               --

  MIST MFS Value Subaccount (Class A) (4/06).........  2006      1.268          1.400           18,198

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2006      1.003          1.220               --

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2006      1.365          1.467               --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.094          1.151               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2006      1.126          1.166               --

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2006      1.003          1.028           34,167

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2006      1.365          1.332               --

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2006      1.030          1.068            1,853

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2006      1.271          1.306               --

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2006      1.299          1.316               --

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2006      1.324          1.357           17,244

  MSF MetLife Aggressive Allocation Subaccount
  (4/06).............................................  2006      1.002          1.060               --

  MSF MetLife Conservative Allocation Subaccount
  (4/06).............................................  2006      1.001          1.042               --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)..................................  2006      1.002          1.049               --

  MSF MetLife Moderate Allocation Subaccount (4/06)..  2006      1.002          1.054               --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)..................................  2006      1.002          1.059               --

  MSF MFS Total Return Subaccount (Class F) (4/06)...  2006      1.238          1.323           32,589

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.051               --

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2006      0.998          1.068               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.127          1.116           16,354
                                                       2005      1.122          1.127           16,226
                                                       2004      1.048          1.122           16,081
                                                       2003      1.000          1.048           14,532

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2006      1.067          1.090           10,555
                                                       2005      1.059          1.067           10,467
                                                       2004      1.026          1.059           10,318
                                                       2003      1.000          1.026               --

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2006      1.491          1.874               --
                                                       2005      1.351          1.491               --
                                                       2004      1.182          1.351               --
                                                       2003      1.000          1.182               --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2006      1.619          1.868            2,258
                                                       2005      1.537          1.619            2,258
                                                       2004      1.238          1.537            2,258
                                                       2003      1.000          1.238            2,258

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (6/01).............................................  2006      1.276          1.358               --
                                                       2005      1.193          1.276            9,975
                                                       2004      1.138          1.193            9,975
                                                       2003      1.000          1.138               --

  Travelers Equity Income Subaccount (11/99).........  2006      1.260          1.324               --
                                                       2005      1.226          1.260           31,418
                                                       2004      1.134          1.226               --
                                                       2003      1.000          1.134               --

  Travelers Large Cap Subaccount (11/99).............  2006      1.260          1.299               --
                                                       2005      1.179          1.260               --
                                                       2004      1.125          1.179               --
                                                       2003      1.000          1.125               --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.109          1.179               --
                                                       2005      1.045          1.109               --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.020          1.024               --
                                                       2005      1.000          1.020               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.054          1.092               --
                                                       2005      1.000          1.054               --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.087          1.134               --
                                                       2005      1.017          1.087               --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.031          1.051               --
                                                       2005      1.011          1.031               --

  Travelers Managed Income Subaccount (11/99)........  2006      1.040          1.030               --
                                                       2005      1.043          1.040           18,671
                                                       2004      1.031          1.043            1,859
                                                       2003      1.000          1.031               --

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.371          1.456               --
                                                       2005      1.244          1.371               --
                                                       2004      1.091          1.244               --
                                                       2003      1.000          1.091               --

  Travelers MFS Mid Cap Growth Subaccount (6/02).....  2006      1.290          1.365               --
                                                       2005      1.272          1.290               --
                                                       2004      1.134          1.272               --
                                                       2003      1.000          1.134               --

  Travelers MFS Total Return Subaccount (11/99)......  2006      1.200          1.238               --
                                                       2005      1.185          1.200           47,400
                                                       2004      1.080          1.185           15,424
                                                       2003      1.000          1.080           16,798

  Travelers MFS Value Subaccount (5/04)..............  2006      1.173          1.268               --
                                                       2005      1.120          1.173           18,198
                                                       2004      0.973          1.120               --

  Travelers Mondrian International Stock Subaccount
  (8/02).............................................  2006      1.423          1.635               --
                                                       2005      1.321          1.423               --
                                                       2004      1.160          1.321               --
                                                       2003      1.000          1.160               --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.286          1.365               --
                                                       2005      1.234          1.286               --
                                                       2004      1.129          1.234               --
                                                       2003      1.000          1.129               --

  Travelers Pioneer Mid Cap Value Subaccount (6/05)..  2006      1.039          1.094               --
                                                       2005      1.000          1.039               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.115          1.126               --
                                                       2005      1.094          1.115               --
                                                       2004      0.983          1.094               --

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.217          1.270               --
                                                       2005      1.213          1.217               --
                                                       2004      1.118          1.213               --
                                                       2003      1.000          1.118               --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)..................................  2006      1.115          1.283               --
                                                       2005      1.000          1.115               --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.111          1.274               --
                                                       2005      1.005          1.111               --

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      1.225          1.271               --
                                                       2005      1.155          1.225               --
                                                       2004      1.130          1.155               --
                                                       2003      1.000          1.130               --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2006      1.249          1.264              483
                                                       2005      1.176          1.249              449
                                                       2004      1.117          1.176              445
                                                       2003      1.000          1.117               --

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class) (11/99)..  2006      1.490          1.636               --
                                                       2005      1.297          1.490               --
                                                       2004      1.143          1.297               --
                                                       2003      1.000          1.143               --

  VIP Mid Cap Subaccount (Service Class 2) (5/02)....  2006      1.708          1.889            7,604
                                                       2005      1.471          1.708            7,641
                                                       2004      1.200          1.471            7,739
                                                       2003      1.000          1.200               --

                         SEPARATE ACCOUNT CHARGES 1.70%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.403          1.466                --
                                                       2005      1.365          1.403           278,689
                                                       2004      1.248          1.365           278,298
                                                       2003      0.960          1.248           274,945
                                                       2002      1.000          0.960                --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.383          1.351                --
                                                       2005      1.224          1.383            66,697
                                                       2004      1.150          1.224            55,748
                                                       2003      0.948          1.150            30,046
                                                       2002      1.000          0.948                --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.639          1.940           792,741
                                                       2005      1.461          1.639           758,580
                                                       2004      1.309          1.461           787,624
                                                       2003      0.985          1.309           654,083
                                                       2002      1.000          0.985                --

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.633          1.769         3,502,939
                                                       2005      1.429          1.633         2,735,043
                                                       2004      1.292          1.429         2,579,701
                                                       2003      0.961          1.292         2,250,697
                                                       2002      1.000          0.961                --

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2006      1.428          1.617         3,571,840
                                                       2005      1.372          1.428         3,003,914
                                                       2004      1.265          1.372         3,077,206
                                                       2003      0.971          1.265         2,663,026
                                                       2002      1.000          0.971                --

Capital Appreciation Fund
  Capital Appreciation Fund (6/02)...................  2006      1.624          1.607                --
                                                       2005      1.398          1.624                --
                                                       2004      1.189          1.398                --
                                                       2003      0.969          1.189                --
                                                       2002      1.000          0.969                --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/02).............................................  2006      1.803          2.351                --
                                                       2005      1.711          1.803                --
                                                       2004      1.325          1.711                --
                                                       2003      1.005          1.325                --
                                                       2002      1.000          1.005                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.306          1.420                --
                                                       2005      1.206          1.306                --
                                                       2004      1.074          1.206                --
                                                       2003      1.000          1.074                --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.304          1.453                --
                                                       2005      1.204          1.304            39,004
                                                       2004      1.067          1.204                --
                                                       2003      1.000          1.067                --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2006      1.033          1.201            78,237
                                                       2005      0.984          1.033            12,666

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2006      1.476          1.577           333,004
                                                       2005      1.433          1.476           340,702
                                                       2004      1.307          1.433           400,767
                                                       2003      0.969          1.307           253,481
                                                       2002      1.000          0.969                --

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.473          1.714                --
                                                       2005      1.355          1.473           745,564
                                                       2004      1.223          1.355           767,027
                                                       2003      0.994          1.223           626,085
                                                       2002      1.000          0.994                --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2006      2.220          2.796            64,701
                                                       2005      1.772          2.220            34,184
                                                       2004      1.445          1.772            27,010
                                                       2003      1.000          1.445            17,279

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2006      1.623          1.937           515,482
                                                       2005      1.498          1.623           399,556
                                                       2004      1.285          1.498           318,548
                                                       2003      0.989          1.285           211,933
                                                       2002      1.000          0.989                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (7/02)...................................  2006      1.549          1.855                --
                                                       2005      1.447          1.549            23,282
                                                       2004      1.269          1.447                --
                                                       2003      0.977          1.269                --
                                                       2002      1.000          0.977                --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2006      1.699          1.893            23,715
                                                       2005      1.543          1.699            20,184
                                                       2004      1.302          1.543            20,078
                                                       2003      0.983          1.302            38,596
                                                       2002      1.000          0.983                --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.540          1.726                --
                                                       2005      1.506          1.540            96,663
                                                       2004      1.333          1.506            40,270
                                                       2003      1.000          1.333            17,332

Legg Mason Partners Investment Series
  LMPIS Dividend Strategy Subaccount (5/01)..........  2006      1.166          1.352           105,736
                                                       2005      1.188          1.166           112,386
                                                       2004      1.169          1.188           117,045
                                                       2003      0.963          1.169           142,220
                                                       2002      1.000          0.963                --

  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2006      1.340          1.414            67,566
                                                       2005      1.282          1.340            67,824
                                                       2004      1.267          1.282            63,650
                                                       2003      0.960          1.267            65,605
                                                       2002      1.000          0.960                --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunties Subaccount
  (5/01).............................................  2006      1.595          1.770           160,880
                                                       2005      1.546          1.595           685,456
                                                       2004      1.360          1.546           380,202
                                                       2003      0.975          1.360           839,937
                                                       2002      1.000          0.975                --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2006      1.430          1.660           228,989
                                                       2005      1.397          1.430           233,190
                                                       2004      1.312          1.397           850,268
                                                       2003      0.960          1.312           241,329
                                                       2002      1.000          0.960                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPI Investors Subaccount (Class I) (11/99)......  2006      1.418          1.648           329,858
                                                       2005      1.353          1.418           830,306
                                                       2004      1.247          1.353           748,123
                                                       2003      0.959          1.247           304,233
                                                       2002      1.000          0.959                --

  LMPVPI Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2006      1.657          1.837            89,670
                                                       2005      1.607          1.657           805,080
                                                       2004      1.420          1.607           510,329
                                                       2003      0.970          1.420           189,226
                                                       2002      1.000          0.970                --

Legg Mason Partners Variable Portfolios II
  LMPVPII Appreciation Subaccount (11/99)............  2006      1.312          1.481         1,656,592
                                                       2005      1.280          1.312         1,688,117
                                                       2004      1.196          1.280         1,974,561
                                                       2003      0.977          1.196         1,568,279
                                                       2002      1.000          0.977                --

  LMPVPII Diversified Strategic Income Subaccount
  (11/99)............................................  2006      1.174          1.217           419,637
                                                       2005      1.165          1.174           498,541
                                                       2004      1.110          1.165           551,337
                                                       2003      1.010          1.110           402,450
                                                       2002      1.000          1.010                --

  LMPVPII Equity Index Subaccount (Class II)
  (11/99)............................................  2006      1.349          1.527           665,380
                                                       2005      1.316          1.349           715,801
                                                       2004      1.214          1.316           719,269
                                                       2003      0.967          1.214           584,084
                                                       2002      1.000          0.967                --

  LMPVPII Fundamental Value Subaccount (12/99).......  2006      1.443          1.657         1,363,726
                                                       2005      1.401          1.443         1,429,327
                                                       2004      1.316          1.401         1,416,478
                                                       2003      0.966          1.316         1,209,826
                                                       2002      1.000          0.966                --

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount (9/03)..  2006      0.999          1.023           141,144
                                                       2005      0.993          0.999           155,157
                                                       2004      0.998          0.993           214,266
                                                       2003      1.000          0.998            12,695

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPIII Aggressive Growth Subaccount (11/99)......  2006      1.492          1.596         2,515,177
                                                       2005      1.359          1.492         2,695,865
                                                       2004      1.258          1.359         2,681,084
                                                       2003      0.951          1.258         2,348,327
                                                       2002      1.000          0.951                --

  LMPVPIII High Income Subaccount (11/99)............  2006      1.384          1.510         1,064,786
                                                       2005      1.372          1.384         1,236,584
                                                       2004      1.263          1.372         1,350,377
                                                       2003      1.007          1.263         1,324,955
                                                       2002      1.000          1.007                --

  LMPVPIII Large Cap Growth Subaccount (11/99).......  2006      1.401          1.441           493,735
                                                       2005      1.354          1.401           507,167
                                                       2004      1.373          1.354           692,951
                                                       2003      0.946          1.373         1,211,949
                                                       2002      1.000          0.946                --

  LMPVPIII Mid Cap Core Subaccount (11/99)...........  2006      1.441          1.626           474,656
                                                       2005      1.353          1.441           517,999
                                                       2004      1.246          1.353           594,928
                                                       2003      0.977          1.246           637,653
                                                       2002      1.000          0.977                --

  LMPVPIII Money Market Subaccount (11/99)...........  2006      0.992          1.020           421,138
                                                       2005      0.981          0.992           435,996
                                                       2004      0.989          0.981           554,324
                                                       2003      1.000          0.989           409,539
                                                       2002      1.000          1.000                --

Legg Mason Partners Variable Portfolios IV
  LMPVPIV Multiple Discipline Subaccount-All Cap
  Growth and Value (10/02)...........................  2006      1.359          1.518         3,609,635
                                                       2005      1.313          1.359         4,123,644
                                                       2004      1.253          1.313         5,900,463
                                                       2003      0.969          1.253         5,473,174
                                                       2002      1.000          0.969                --

  LMPVPIV Multiple Discipline Subaccount-Balanced All
  Cap Growth and Value (10/02).......................  2006      1.243          1.350         3,720,058
                                                       2005      1.212          1.243         4,066,974
                                                       2004      1.174          1.212         4,297,291
                                                       2003      0.980          1.174         4,077,904
                                                       2002      1.000          0.980                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPIV Multiple Discipline Subaccount-Global All
  Cap Growth and Value (10/02).......................  2006      1.414          1.601         1,136,769
                                                       2005      1.350          1.414         1,181,975
                                                       2004      1.245          1.350         1,205,980
                                                       2003      0.963          1.245           651,484
                                                       2002      1.000          0.963                --

  LMPVPIV Multiple Discipline Subaccount-Large Cap
  Growth and Value (10/02)...........................  2006      1.303          1.439           376,785
                                                       2005      1.280          1.303           540,577
                                                       2004      1.220          1.280           595,072
                                                       2003      0.962          1.220           464,788
                                                       2002      1.000          0.962                --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2006      1.396          1.610           146,591
                                                       2005      1.376          1.396           159,138
                                                       2004      1.242          1.376           155,691
                                                       2003      1.000          1.242           165,186

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.631          1.800           453,132
                                                       2005      1.533          1.631           548,625
                                                       2004      1.257          1.533           349,075
                                                       2003      1.000          1.257           233,188

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2006      1.545          1.635            14,462

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.273          1.356            17,867

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2006      1.781          1.962           225,978

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.607          1.646             5,514

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2006      1.001          1.075         1,449,154

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2006      1.002          1.071            15,040

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.465          1.446            36,432

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2006      1.282          1.272             2,536

  MIST MFS Value Subaccount (Class A) (4/06).........  2006      1.266          1.398           179,059

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2006      1.003          1.219            42,821

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2006      1.467          1.576            66,567

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.093          1.150             1,917

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2006      1.125          1.165           264,315

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2006      1.003          1.028           211,704

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2006      1.578          1.540           178,008

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2006      1.079          1.119           746,775

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2006      1.340          1.377            90,355

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2006      1.366          1.384           131,001

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2006      1.441          1.477           475,500

  MSF MetLife Aggressive Allocation Subaccount
  (4/06).............................................  2006      1.002          1.060                --

  MSF MetLife Conservative Allocation Subaccount
  (4/06).............................................  2006      1.001          1.042                --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)..................................  2006      1.002          1.049                --

  MSF MetLife Moderate Allocation Subaccount (4/06)..  2006      1.002          1.054           186,007

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)..................................  2006      1.002          1.059           498,149

  MSF MFS Total Return Subaccount (Class F) (4/06)...  2006      1.293          1.381         3,464,780

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.050            42,554

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2006      0.998          1.068            91,869

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.124          1.113           829,088
                                                       2005      1.120          1.124           937,483
                                                       2004      1.046          1.120           683,405
                                                       2003      1.000          1.046           441,127

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2006      1.085          1.108         2,018,357
                                                       2005      1.078          1.085         2,175,094
                                                       2004      1.045          1.078         1,865,307
                                                       2003      1.012          1.045         1,565,806
                                                       2002      1.000          1.012                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2006      1.584          1.989            50,598
                                                       2005      1.436          1.584            56,844
                                                       2004      1.257          1.436            63,658
                                                       2003      0.994          1.257            71,934
                                                       2002      1.000          0.994                --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2006      1.877          2.164           128,843
                                                       2005      1.783          1.877           129,682
                                                       2004      1.437          1.783           110,711
                                                       2003      0.977          1.437           158,071
                                                       2002      1.000          0.977                --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (6/01).............................................  2006      1.376          1.465                --
                                                       2005      1.287          1.376            37,213
                                                       2004      1.229          1.287            37,900
                                                       2003      0.967          1.229            24,862
                                                       2002      1.000          0.967                --

  Travelers Equity Income Subaccount (11/99).........  2006      1.372          1.441                --
                                                       2005      1.335          1.372           502,032
                                                       2004      1.236          1.335           490,550
                                                       2003      0.958          1.236           442,757
                                                       2002      1.000          0.958                --

  Travelers Large Cap Subaccount (11/99).............  2006      1.326          1.366                --
                                                       2005      1.241          1.326            75,113
                                                       2004      1.185          1.241            76,344
                                                       2003      0.967          1.185            80,851
                                                       2002      1.000          0.967                --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.109          1.179                --
                                                       2005      1.045          1.109                --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.020          1.023                --
                                                       2005      1.000          1.020                --

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.054          1.091                --
                                                       2005      1.000          1.054                --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.087          1.133                --
                                                       2005      1.017          1.087                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.031          1.050                --
                                                       2005      1.011          1.031                --

  Travelers Managed Income Subaccount (11/99)........  2006      1.090          1.079                --
                                                       2005      1.093          1.090           890,274
                                                       2004      1.081          1.093           909,241
                                                       2003      1.014          1.081           746,549
                                                       2002      1.000          1.014                --

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.455          1.545                --
                                                       2005      1.321          1.455             7,303
                                                       2004      1.159          1.321             1,129
                                                       2003      0.973          1.159             1,167
                                                       2002      1.000          0.973                --

  Travelers MFS Mid Cap Growth Subaccount (6/02).....  2006      1.492          1.578                --
                                                       2005      1.472          1.492           178,368
                                                       2004      1.313          1.472                --
                                                       2003      0.974          1.313                --
                                                       2002      1.000          0.974                --

  Travelers MFS Total Return Subaccount (11/99)......  2006      1.253          1.293                --
                                                       2005      1.238          1.253         3,605,264
                                                       2004      1.130          1.238         3,726,016
                                                       2003      0.986          1.130         3,132,765
                                                       2002      1.000          0.986                --

  Travelers MFS Value Subaccount (5/04)..............  2006      1.172          1.266                --
                                                       2005      1.120          1.172            80,088
                                                       2004      0.972          1.120            38,582

  Travelers Mondrian International Stock Subaccount
  (8/02).............................................  2006      1.551          1.781                --
                                                       2005      1.441          1.551           199,351
                                                       2004      1.266          1.441           186,526
                                                       2003      1.001          1.266           159,369
                                                       2002      1.000          1.001                --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.383          1.467                --
                                                       2005      1.327          1.383            66,766
                                                       2004      1.214          1.327            67,142
                                                       2003      1.000          1.214            81,924

  Travelers Pioneer Mid Cap Value Subaccount (6/05)..  2006      1.039          1.093                --
                                                       2005      1.000          1.039                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.114          1.125                --
                                                       2005      1.093          1.114           235,763
                                                       2004      0.983          1.093             9,154

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.374          1.433                --
                                                       2005      1.369          1.374            64,556
                                                       2004      1.263          1.369            64,556
                                                       2003      0.970          1.263            98,016
                                                       2002      1.000          0.970                --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)..................................  2006      1.114          1.282                --
                                                       2005      1.000          1.114                --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.110          1.273                --
                                                       2005      1.005          1.110                --

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      1.292          1.340                --
                                                       2005      1.219          1.292            90,759
                                                       2004      1.193          1.219            70,910
                                                       2003      0.966          1.193            63,188
                                                       2002      1.000          0.966                --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2006      1.342          1.357           101,910
                                                       2005      1.264          1.342           105,175
                                                       2004      1.201          1.264           113,104
                                                       2003      0.960          1.201           108,743
                                                       2002      1.000          0.960                --

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class) (11/99)..  2006      1.630          1.789           599,240
                                                       2005      1.419          1.630           462,836
                                                       2004      1.251          1.419           394,970
                                                       2003      0.992          1.251           351,457
                                                       2002      1.000          0.992                --

  VIP Mid Cap Subaccount (Service Class 2) (5/02)....  2006      1.907          2.107           545,811
                                                       2005      1.643          1.907           505,427
                                                       2004      1.341          1.643           365,016
                                                       2003      0.986          1.341           297,852
                                                       2002      1.000          0.986                --

                         SEPARATE ACCOUNT CHARGES 1.75%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.147          1.198               --
                                                       2005      1.116          1.147            5,534
                                                       2004      1.021          1.116            5,534
                                                       2003      0.786          1.021            7,774
                                                       2002      0.980          0.786               --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      0.876          0.855               --
                                                       2005      0.776          0.876               --
                                                       2004      0.729          0.776               --
                                                       2003      0.601          0.729               --
                                                       2002      0.885          0.601               --
                                                       2001      1.000          0.885               --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.244          1.472          319,977
                                                       2005      1.110          1.244          262,928
                                                       2004      0.995          1.110          193,859
                                                       2003      0.749          0.995           44,490
                                                       2002      0.893          0.749           28,091
                                                       2001      1.000          0.893           24,696

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.097          1.189          766,911
                                                       2005      0.961          1.097          649,471
                                                       2004      0.869          0.961          573,303
                                                       2003      0.647          0.869          282,266
                                                       2002      0.871          0.647          273,031
                                                       2001      1.000          0.871          140,369

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2006      1.127          1.276          726,723
                                                       2005      1.084          1.127          629,208
                                                       2004      0.999          1.084          592,766
                                                       2003      0.768          0.999          346,058
                                                       2002      0.957          0.768          234,659
                                                       2001      1.000          0.957          115,327

Capital Appreciation Fund
  Capital Appreciation Fund (6/02)...................  2006      1.302          1.287               --
                                                       2005      1.121          1.302           57,366
                                                       2004      0.954          1.121           46,565
                                                       2003      0.777          0.954               --
                                                       2002      0.877          0.777               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/02).............................................  2006      1.709          2.227               --
                                                       2005      1.623          1.709           87,314
                                                       2004      1.257          1.623           24,865
                                                       2003      0.954          1.257               --
                                                       2002      1.047          0.954               --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.305          1.419               --
                                                       2005      1.205          1.305           11,937
                                                       2004      1.074          1.205              692
                                                       2003      0.996          1.074               --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.302          1.451               --
                                                       2005      1.203          1.302            5,851
                                                       2004      1.067          1.203            5,851
                                                       2003      1.016          1.067               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2006      1.033          1.200               --
                                                       2005      0.984          1.033               --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2006      0.991          1.058           60,977
                                                       2005      0.962          0.991           60,977
                                                       2004      0.878          0.962           60,977
                                                       2003      0.651          0.878           60,977
                                                       2002      0.929          0.651           63,749
                                                       2001      1.000          0.929           63,749

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.246          1.450               --
                                                       2005      1.147          1.246           87,293
                                                       2004      1.036          1.147           51,019
                                                       2003      0.843          1.036               --
                                                       2002      0.999          0.843               --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2006      2.217          2.791           23,412
                                                       2005      1.770          2.217           26,621
                                                       2004      1.444          1.770            2,155
                                                       2003      1.000          1.444               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2006      1.172          1.398           76,084
                                                       2005      1.082          1.172           61,169
                                                       2004      0.929          1.082           77,269
                                                       2003      0.715          0.929           77,269
                                                       2002      0.894          0.715           77,269
                                                       2001      1.000          0.894          142,176

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (7/02)...................................  2006      1.251          1.497               --
                                                       2005      1.169          1.251          248,697
                                                       2004      1.026          1.169          179,247
                                                       2003      0.790          1.026           34,635
                                                       2002      0.831          0.790               --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2006      0.957          1.065            3,461
                                                       2005      0.869          0.957               --
                                                       2004      0.734          0.869               --
                                                       2003      0.554          0.734               --
                                                       2002      0.785          0.554               --
                                                       2001      1.000          0.785               --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.538          1.723               --
                                                       2005      1.505          1.538           16,559
                                                       2004      1.333          1.505            4,699
                                                       2003      1.018          1.333               --

Legg Mason Partners Investment Series
  LMPIS Dividend Strategy Subaccount (5/01)..........  2006      0.790          0.915               --
                                                       2005      0.805          0.790               --
                                                       2004      0.793          0.805               --
                                                       2003      0.653          0.793               --
                                                       2002      0.898          0.653               --
                                                       2001      1.000          0.898               --

  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2006      0.912          0.962               --
                                                       2005      0.873          0.912               --
                                                       2004      0.864          0.873               --
                                                       2003      0.655          0.864               --
                                                       2002      0.910          0.655               --
                                                       2001      1.000          0.910               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunties Subaccount
  (5/01).............................................  2006      1.116          1.238            9,808
                                                       2005      1.083          1.116           13,465
                                                       2004      0.953          1.083           15,552
                                                       2003      0.683          0.953           15,043
                                                       2002      0.935          0.683               --
                                                       2001      1.000          0.935               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2006      1.029          1.194          144,656
                                                       2005      1.006          1.029          144,661
                                                       2004      0.946          1.006          173,299
                                                       2003      0.692          0.946           96,506
                                                       2002      0.940          0.692           99,440
                                                       2001      1.000          0.940           95,599

  LMPVPI Investors Subaccount (Class I) (11/99)......  2006      1.038          1.206          241,979
                                                       2005      0.991          1.038          264,206
                                                       2004      0.914          0.991          249,886
                                                       2003      0.703          0.914          178,682
                                                       2002      0.929          0.703          180,225
                                                       2001      1.000          0.929          180,225

  LMPVPI Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2006      1.021          1.131          155,837
                                                       2005      0.990          1.021          124,171
                                                       2004      0.875          0.990          117,830
                                                       2003      0.598          0.875           84,031
                                                       2002      0.933          0.598           15,870
                                                       2001      1.000          0.933               --

Legg Mason Partners Variable Portfolios II
  LMPVPII Appreciation Subaccount (11/99)............  2006      1.019          1.149          397,343
                                                       2005      0.994          1.019          421,012
                                                       2004      0.930          0.994          428,532
                                                       2003      0.760          0.930          434,776
                                                       2002      0.937          0.760          180,254
                                                       2001      1.000          0.937          131,084

  LMPVPII Diversified Strategic Income Subaccount
  (11/99)............................................  2006      1.190          1.232          100,103
                                                       2005      1.181          1.190          100,103
                                                       2004      1.126          1.181          100,103
                                                       2003      1.025          1.126          100,103
                                                       2002      0.995          1.025           96,368
                                                       2001      1.000          0.995           70,809

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPII Equity Index Subaccount (Class II)
  (11/99)............................................  2006      0.969          1.096           94,023
                                                       2005      0.946          0.969           85,338
                                                       2004      0.873          0.946           70,424
                                                       2003      0.695          0.873               --
                                                       2002      0.912          0.695               --
                                                       2001      1.000          0.912               --

  LMPVPII Fundamental Value Subaccount (12/99).......  2006      1.056          1.212          403,508
                                                       2005      1.025          1.056          405,141
                                                       2004      0.964          1.025          405,223
                                                       2003      0.708          0.964          406,144
                                                       2002      0.915          0.708          248,650
                                                       2001      1.000          0.915          112,362

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount (9/03)..  2006      0.998          1.021          111,373
                                                       2005      0.992          0.998          110,118
                                                       2004      0.998          0.992          139,310
                                                       2003      1.000          0.998               --

  LMPVPIII Aggressive Growth Subaccount (11/99)......  2006      0.946          1.011          170,615
                                                       2005      0.862          0.946          208,454
                                                       2004      0.798          0.862          208,538
                                                       2003      0.604          0.798          209,506
                                                       2002      0.912          0.604          215,216
                                                       2001      1.000          0.912          192,938

  LMPVPIII High Income Subaccount (11/99)............  2006      1.214          1.324          103,593
                                                       2005      1.204          1.214          103,186
                                                       2004      1.109          1.204          106,086
                                                       2003      0.885          1.109          112,653
                                                       2002      0.931          0.885               --
                                                       2001      1.000          0.931               --

  LMPVPIII Large Cap Growth Subaccount (11/99).......  2006      1.008          1.036          304,440
                                                       2005      0.975          1.008          338,710
                                                       2004      0.989          0.975          338,783
                                                       2003      0.682          0.989          339,703
                                                       2002      0.922          0.682          336,318
                                                       2001      1.000          0.922          281,273

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPIII Mid Cap Core Subaccount (11/99)...........  2006      1.085          1.225           64,468
                                                       2005      1.020          1.085           81,800
                                                       2004      0.940          1.020           83,823
                                                       2003      0.737          0.940           86,510
                                                       2002      0.927          0.737           31,019
                                                       2001      1.000          0.927           32,142

  LMPVPIII Money Market Subaccount (11/99)...........  2006      0.991          1.019          171,341
                                                       2005      0.981          0.991          192,586
                                                       2004      0.989          0.981          198,429
                                                       2003      1.000          0.989          207,678
                                                       2002      1.005          1.000          361,877
                                                       2001      1.000          1.005           53,099

Legg Mason Partners Variable Portfolios IV
  LMPVPIV Multiple Discipline Subaccount-All Cap
  Growth and Value (10/02)...........................  2006      1.485          1.658           85,622
                                                       2005      1.435          1.485           85,622
                                                       2004      1.370          1.435           85,622
                                                       2003      1.060          1.370           47,472
                                                       2002      0.976          1.060           12,304

  LMPVPIV Multiple Discipline Subaccount-Balanced All
  Cap Growth and Value (10/02).......................  2006      1.314          1.427               --
                                                       2005      1.283          1.314               --
                                                       2004      1.243          1.283               --
                                                       2003      1.037          1.243               --
                                                       2002      0.987          1.037               --

  LMPVPIV Multiple Discipline Subaccount-Global All
  Cap Growth and Value (10/02).......................  2006      1.574          1.782               --
                                                       2005      1.503          1.574               --
                                                       2004      1.388          1.503               --
                                                       2003      1.073          1.388               --
                                                       2002      1.041          1.073               --

  LMPVPIV Multiple Discipline Subaccount-Large Cap
  Growth and Value (10/02)...........................  2006      1.446          1.595               --
                                                       2005      1.421          1.446               --
                                                       2004      1.354          1.421               --
                                                       2003      1.068          1.354               --
                                                       2002      1.067          1.068               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2006      1.394          1.607           19,905
                                                       2005      1.374          1.394           19,911
                                                       2004      1.242          1.374           19,918
                                                       2003      1.021          1.242               --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.629          1.797          111,335
                                                       2005      1.532          1.629           68,305
                                                       2004      1.257          1.532           57,869
                                                       2003      1.012          1.257               --

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2006      1.006          1.064            1,233

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.272          1.355            5,990

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2006      1.498          1.649           49,842

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.287          1.318           35,393

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2006      1.001          1.075           28,122

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2006      1.002          1.071               --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      0.998          0.985            7,353

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2006      1.282          1.271            2,995

  MIST MFS Value Subaccount (Class A) (4/06).........  2006      1.265          1.396           34,331

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2006      1.003          1.219          200,336

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2006      1.464          1.573           22,195

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.093          1.149               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2006      1.124          1.163           26,726

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2006      1.003          1.028           88,609

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2006      0.888          0.866           65,489

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2006      1.074          1.113           27,786

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2006      0.886          0.910            2,243

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2006      0.942          0.954          129,022

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2006      1.188          1.218          107,602

  MSF MetLife Aggressive Allocation Subaccount
  (4/06).............................................  2006      1.002          1.059               --

  MSF MetLife Conservative Allocation Subaccount
  (4/06).............................................  2006      1.001          1.042               --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)..................................  2006      1.002          1.048               --

  MSF MetLife Moderate Allocation Subaccount (4/06)..  2006      1.002          1.053               --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)..................................  2006      1.002          1.058           54,455

  MSF MFS Total Return Subaccount (Class F) (4/06)...  2006      1.186          1.267          400,864

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.050          442,117

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2006      0.998          1.068               --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.122          1.111          122,140
                                                       2005      1.119          1.122          119,102
                                                       2004      1.045          1.119           53,989
                                                       2003      1.002          1.045               --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2006      1.195          1.219          644,563
                                                       2005      1.187          1.195          507,386
                                                       2004      1.151          1.187          473,378
                                                       2003      1.115          1.151          311,064
                                                       2002      1.041          1.115          172,708
                                                       2001      1.000          1.041           68,142

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2006      1.153          1.448          153,053
                                                       2005      1.046          1.153          153,053
                                                       2004      0.916          1.046          140,081
                                                       2003      0.725          0.916           97,804
                                                       2002      0.897          0.725          102,304
                                                       2001      1.000          0.897           16,745

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2006      1.585          1.827           63,500
                                                       2005      1.507          1.585           63,741
                                                       2004      1.215          1.507           50,198
                                                       2003      0.826          1.215           16,949
                                                       2002      1.029          0.826            3,058
                                                       2001      1.000          1.029               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (6/01).............................................  2006      0.938          0.998               --
                                                       2005      0.877          0.938            7,374
                                                       2004      0.838          0.877            7,395
                                                       2003      0.660          0.838            7,409
                                                       2002      0.882          0.660            2,329
                                                       2001      1.000          0.882               --

  Travelers Equity Income Subaccount (11/99).........  2006      1.132          1.188               --
                                                       2005      1.102          1.132          123,450
                                                       2004      1.021          1.102          130,364
                                                       2003      0.792          1.021           30,906
                                                       2002      0.936          0.792           14,899
                                                       2001      1.000          0.936               --

  Travelers Large Cap Subaccount (11/99).............  2006      0.914          0.942               --
                                                       2005      0.856          0.914           82,606
                                                       2004      0.818          0.856           66,923
                                                       2003      0.668          0.818            4,899
                                                       2002      0.880          0.668               --
                                                       2001      1.000          0.880               --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.109          1.178               --
                                                       2005      1.045          1.109               --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.020          1.023               --
                                                       2005      1.000          1.020               --

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.054          1.091               --
                                                       2005      1.000          1.054               --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.087          1.133               --
                                                       2005      1.017          1.087           48,151

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.030          1.050               --
                                                       2005      1.011          1.030               --

  Travelers Managed Income Subaccount (11/99)........  2006      1.084          1.074               --
                                                       2005      1.089          1.084           27,792
                                                       2004      1.077          1.089           27,798
                                                       2003      1.011          1.077           27,799
                                                       2002      1.007          1.011           25,853
                                                       2001      1.000          1.007            8,585

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      0.948          1.006               --
                                                       2005      0.861          0.948            1,237
                                                       2004      0.756          0.861            1,294
                                                       2003      0.635          0.756               --
                                                       2002      0.863          0.635               --
                                                       2001      1.000          0.863               --

  Travelers MFS Mid Cap Growth Subaccount (6/02).....  2006      0.840          0.888               --
                                                       2005      0.829          0.840           68,041
                                                       2004      0.740          0.829           58,073
                                                       2003      0.549          0.740               --
                                                       2002      0.626          0.549               --

  Travelers MFS Total Return Subaccount (11/99)......  2006      1.150          1.186               --
                                                       2005      1.137          1.150          399,510
                                                       2004      1.038          1.137          406,698
                                                       2003      0.906          1.038           30,718
                                                       2002      0.973          0.906           23,468
                                                       2001      1.000          0.973           19,775

  Travelers MFS Value Subaccount (5/04)..............  2006      1.171          1.265               --
                                                       2005      1.120          1.171           21,492
                                                       2004      0.972          1.120           21,044

  Travelers Mondrian International Stock Subaccount
  (8/02).............................................  2006      1.305          1.498               --
                                                       2005      1.212          1.305           49,849
                                                       2004      1.066          1.212           37,016
                                                       2003      0.843          1.066               --
                                                       2002      0.845          0.843               --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.381          1.464               --
                                                       2005      1.326          1.381           22,198
                                                       2004      1.214          1.326           16,831
                                                       2003      1.022          1.214               --

  Travelers Pioneer Mid Cap Value Subaccount (6/05)..  2006      1.039          1.093               --
                                                       2005      1.000          1.039               --

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.114          1.124               --
                                                       2005      1.093          1.114           18,943
                                                       2004      0.983          1.093            2,053

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Strategic Equity Subaccount (11/99)......  2006      0.784          0.818               --
                                                       2005      0.782          0.784           19,256
                                                       2004      0.722          0.782           51,790
                                                       2003      0.554          0.722           51,790
                                                       2002      0.849          0.554           51,790
                                                       2001      1.000          0.849           51,817

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)..................................  2006      1.114          1.282               --
                                                       2005      1.000          1.114            2,967

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.110          1.272               --
                                                       2005      1.005          1.110            5,889

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      0.854          0.886               --
                                                       2005      0.807          0.854            2,249
                                                       2004      0.790          0.807            2,256
                                                       2003      0.640          0.790            2,263
                                                       2002      0.922          0.640            2,271
                                                       2001      1.000          0.922               --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2006      0.783          0.791           18,056
                                                       2005      0.738          0.783           42,070
                                                       2004      0.702          0.738           42,070
                                                       2003      0.561          0.702           42,070
                                                       2002      0.845          0.561           42,070
                                                       2001      1.000          0.845           42,070

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class) (11/99)..  2006      1.376          1.509           66,756
                                                       2005      1.199          1.376           66,756
                                                       2004      1.057          1.199           66,756
                                                       2003      0.838          1.057           66,766
                                                       2002      0.942          0.838           11,789
                                                       2001      1.000          0.942               --

  VIP Mid Cap Subaccount (Service Class 2) (5/02)....  2006      1.650          1.822           97,117
                                                       2005      1.422          1.650           95,919
                                                       2004      1.161          1.422           80,189
                                                       2003      0.855          1.161           29,607
                                                       2002      0.993          0.855            4,541

                         SEPARATE ACCOUNT CHARGES 1.80%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.399          1.462                 --
                                                       2005      1.362          1.399            201,404
                                                       2004      1.247          1.362            191,790
                                                       2003      0.960          1.247            121,107
                                                       2002      1.000          0.960                 --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.378          1.345                 --
                                                       2005      1.222          1.378             68,886
                                                       2004      1.148          1.222             57,483
                                                       2003      0.948          1.148             62,953
                                                       2002      1.000          0.948                 --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.634          1.932          1,087,482
                                                       2005      1.458          1.634          1,028,624
                                                       2004      1.308          1.458            908,508
                                                       2003      0.984          1.308            383,912
                                                       2002      1.000          0.984                 --

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.628          1.762          4,679,772
                                                       2005      1.426          1.628          4,188,831
                                                       2004      1.291          1.426          3,582,448
                                                       2003      0.961          1.291          1,793,446
                                                       2002      1.000          0.961                 --

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2006      1.424          1.611          5,148,432
                                                       2005      1.370          1.424          4,746,425
                                                       2004      1.263          1.370          4,229,398
                                                       2003      0.971          1.263          2,198,088
                                                       2002      1.000          0.971                 --

Capital Appreciation Fund
  Capital Appreciation Fund (6/02)...................  2006      1.619          1.601                 --
                                                       2005      1.395          1.619                 --
                                                       2004      1.188          1.395                 --
                                                       2003      0.968          1.188                 --
                                                       2002      1.000          0.968                 --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/02).............................................  2006      1.798          2.342                 --
                                                       2005      1.708          1.798              9,462
                                                       2004      1.323          1.708                 --
                                                       2003      1.005          1.323                 --
                                                       2002      1.000          1.005                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.304          1.417                 --
                                                       2005      1.205          1.304             32,523
                                                       2004      1.074          1.205             16,661
                                                       2003      1.000          1.074                 --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.301          1.449                 --
                                                       2005      1.203          1.301            271,147
                                                       2004      1.067          1.203             67,521
                                                       2003      1.000          1.067                 --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2006      1.033          1.199            201,101
                                                       2005      0.984          1.033             12,531

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2006      1.472          1.571            471,268
                                                       2005      1.430          1.472            541,022
                                                       2004      1.306          1.430            735,045
                                                       2003      0.969          1.306            359,119
                                                       2002      1.000          0.969                 --

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.468          1.707                 --
                                                       2005      1.352          1.468          1,563,879
                                                       2004      1.222          1.352          1,382,507
                                                       2003      0.994          1.222            708,807
                                                       2002      1.000          0.994                 --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2006      2.214          2.785            220,720
                                                       2005      1.769          2.214            204,460
                                                       2004      1.444          1.769            151,001
                                                       2003      1.000          1.444             35,449

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2006      1.618          1.930            949,554
                                                       2005      1.495          1.618            927,681
                                                       2004      1.284          1.495            919,386
                                                       2003      0.989          1.284            455,252
                                                       2002      1.000          0.989                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (7/02)...................................  2006      1.544          1.848                 --
                                                       2005      1.444          1.544            353,924
                                                       2004      1.267          1.444             56,273
                                                       2003      0.977          1.267                 --
                                                       2002      1.000          0.977                 --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2006      1.694          1.885            105,876
                                                       2005      1.540          1.694            104,251
                                                       2004      1.301          1.540             91,311
                                                       2003      0.983          1.301             46,880
                                                       2002      1.000          0.983                 --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.536          1.720                 --
                                                       2005      1.503          1.536            123,610
                                                       2004      1.332          1.503            123,836
                                                       2003      1.000          1.332             34,796

Legg Mason Partners Investment Series
  LMPIS Dividend Strategy Subaccount (5/01)..........  2006      1.163          1.347            122,982
                                                       2005      1.186          1.163            186,265
                                                       2004      1.168          1.186            185,955
                                                       2003      0.963          1.168             41,999
                                                       2002      1.000          0.963                 --

  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2006      1.336          1.408            132,799
                                                       2005      1.279          1.336            145,542
                                                       2004      1.266          1.279            146,486
                                                       2003      0.960          1.266             85,206
                                                       2002      1.000          0.960                 --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunties Subaccount
  (5/01).............................................  2006      1.590          1.763            199,983
                                                       2005      1.543          1.590            738,002
                                                       2004      1.359          1.543            379,908
                                                       2003      0.975          1.359            631,718
                                                       2002      1.000          0.975                 --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2006      1.425          1.653            282,168
                                                       2005      1.395          1.425            281,771
                                                       2004      1.311          1.395            483,449
                                                       2003      0.960          1.311            104,794
                                                       2002      1.000          0.960                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPI Investors Subaccount (Class I) (11/99)......  2006      1.413          1.642            649,271
                                                       2005      1.351          1.413            892,675
                                                       2004      1.246          1.351          1,033,845
                                                       2003      0.959          1.246            604,358
                                                       2002      1.000          0.959                 --

  LMPVPI Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2006      1.652          1.830            174,296
                                                       2005      1.604          1.652            654,782
                                                       2004      1.418          1.604            375,905
                                                       2003      0.970          1.418            134,020
                                                       2002      1.000          0.970                 --

Legg Mason Partners Variable Portfolios II
  LMPVPII Appreciation Subaccount (11/99)............  2006      1.308          1.475          1,703,796
                                                       2005      1.277          1.308          2,044,029
                                                       2004      1.195          1.277          2,070,972
                                                       2003      0.977          1.195          1,334,981
                                                       2002      1.000          0.977                 --

  LMPVPII Diversified Strategic Income Subaccount
  (11/99)............................................  2006      1.171          1.212          1,341,741
                                                       2005      1.162          1.171          1,496,894
                                                       2004      1.109          1.162          1,466,712
                                                       2003      1.010          1.109            471,173
                                                       2002      1.000          1.010                 --

  LMPVPII Equity Index Subaccount (Class II)
  (11/99)............................................  2006      1.345          1.521            727,509
                                                       2005      1.314          1.345            773,077
                                                       2004      1.213          1.314            823,098
                                                       2003      0.967          1.213            656,853
                                                       2002      1.000          0.967                 --

  LMPVPII Fundamental Value Subaccount (12/99).......  2006      1.439          1.650          1,631,260
                                                       2005      1.398          1.439          1,808,226
                                                       2004      1.315          1.398          1,748,477
                                                       2003      0.966          1.315            729,529
                                                       2002      1.000          0.966                 --

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount (9/03)..  2006      0.997          1.020            341,177
                                                       2005      0.992          0.997            641,023
                                                       2004      0.998          0.992            644,827
                                                       2003      1.000          0.998              5,223

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPIII Aggressive Growth Subaccount (11/99)......  2006      1.488          1.590          3,303,019
                                                       2005      1.357          1.488          3,487,678
                                                       2004      1.256          1.357          3,283,811
                                                       2003      0.951          1.256          1,755,981
                                                       2002      1.000          0.951                 --

  LMPVPIII High Income Subaccount (11/99)............  2006      1.379          1.504          1,358,709
                                                       2005      1.369          1.379          1,691,436
                                                       2004      1.262          1.369          1,662,110
                                                       2003      1.007          1.262            908,907
                                                       2002      1.000          1.007                 --

  LMPVPIII Large Cap Growth Subaccount (11/99).......  2006      1.397          1.435            849,296
                                                       2005      1.352          1.397            928,452
                                                       2004      1.371          1.352            946,838
                                                       2003      0.946          1.371          1,093,263
                                                       2002      1.000          0.946                 --

  LMPVPIII Mid Cap Core Subaccount (11/99)...........  2006      1.436          1.620            763,757
                                                       2005      1.350          1.436            970,420
                                                       2004      1.245          1.350          1,033,509
                                                       2003      0.977          1.245            501,371
                                                       2002      1.000          0.977                 --

  LMPVPIII Money Market Subaccount (11/99)...........  2006      0.989          1.016            499,159
                                                       2005      0.979          0.989            252,365
                                                       2004      0.988          0.979            336,172
                                                       2003      1.000          0.988            690,701
                                                       2002      1.000          1.000                 --

Legg Mason Partners Variable Portfolios IV
  LMPVPIV Multiple Discipline Subaccount-All Cap
  Growth and Value (10/02)...........................  2006      1.355          1.512          9,126,320
                                                       2005      1.311          1.355         10,685,207
                                                       2004      1.251          1.311         12,142,327
                                                       2003      0.969          1.251          5,104,421
                                                       2002      1.000          0.969                 --

  LMPVPIV Multiple Discipline Subaccount-Balanced All
  Cap Growth and Value (10/02).......................  2006      1.239          1.345          7,851,574
                                                       2005      1.210          1.239          8,475,252
                                                       2004      1.173          1.210          8,732,766
                                                       2003      0.980          1.173          2,620,742
                                                       2002      1.000          0.980                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPIV Multiple Discipline Subaccount-Global All
  Cap Growth and Value (10/02).......................  2006      1.410          1.595          2,617,392
                                                       2005      1.347          1.410          2,281,382
                                                       2004      1.244          1.347          2,204,915
                                                       2003      0.963          1.244            937,751
                                                       2002      1.000          0.963                 --

  LMPVPIV Multiple Discipline Subaccount-Large Cap
  Growth and Value (10/02)...........................  2006      1.299          1.433          1,214,316
                                                       2005      1.277          1.299          1,277,306
                                                       2004      1.218          1.277          1,383,105
                                                       2003      0.962          1.218          1,038,728
                                                       2002      1.000          0.962                 --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2006      1.393          1.604            396,944
                                                       2005      1.373          1.393            342,236
                                                       2004      1.241          1.373            350,674
                                                       2003      1.000          1.241             99,878

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.627          1.793            808,281
                                                       2005      1.531          1.627            798,533
                                                       2004      1.256          1.531            531,677
                                                       2003      1.000          1.256            241,209

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2006      1.539          1.628             12,155

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.272          1.354            102,992

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2006      1.775          1.954            336,057

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.601          1.640             15,014

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2006      1.001          1.074          2,483,764

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2006      1.002          1.071             25,008

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.460          1.440             55,924

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2006      1.281          1.270                 --

  MIST MFS Value Subaccount (Class A) (4/06).........  2006      1.264          1.395            311,927

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2006      1.003          1.218            100,782

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2006      1.462          1.570            232,352

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.092          1.148             20,271

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2006      1.123          1.162            116,581

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2006      1.003          1.027            634,601

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2006      1.573          1.533             37,145

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2006      1.075          1.115          1,092,271

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2006      1.336          1.371             66,048

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2006      1.361          1.378            288,551

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2006      1.436          1.471            617,768

  MSF MetLife Aggressive Allocation Subaccount
  (4/06).............................................  2006      1.002          1.059                 --

  MSF MetLife Conservative Allocation Subaccount
  (4/06).............................................  2006      1.001          1.041                 --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)..................................  2006      1.002          1.048             25,855

  MSF MetLife Moderate Allocation Subaccount (4/06)..  2006      1.002          1.053              8,158

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)..................................  2006      1.002          1.058                 --

  MSF MFS Total Return Subaccount (Class F) (4/06)...  2006      1.289          1.376          2,381,972

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.050            668,654

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2006      0.998          1.067             10,821

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.121          1.109          1,516,873
                                                       2005      1.118          1.121          1,419,418
                                                       2004      1.045          1.118          1,059,453
                                                       2003      1.000          1.045            468,570

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2006      1.082          1.104          4,649,183
                                                       2005      1.075          1.082          4,934,006
                                                       2004      1.044          1.075          4,003,506
                                                       2003      1.012          1.044          2,297,428
                                                       2002      1.000          1.012                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2006      1.579          1.981            167,719
                                                       2005      1.433          1.579            159,358
                                                       2004      1.255          1.433            146,305
                                                       2003      0.994          1.255            135,327
                                                       2002      1.000          0.994                 --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2006      1.871          2.156            244,707
                                                       2005      1.780          1.871            303,166
                                                       2004      1.436          1.780            265,027
                                                       2003      0.977          1.436            128,328
                                                       2002      1.000          0.977                 --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (6/01).............................................  2006      1.372          1.460                 --
                                                       2005      1.285          1.372             57,256
                                                       2004      1.228          1.285             67,248
                                                       2003      0.967          1.228             12,960
                                                       2002      1.000          0.967                 --

  Travelers Equity Income Subaccount (11/99).........  2006      1.367          1.436                 --
                                                       2005      1.333          1.367            739,237
                                                       2004      1.235          1.333            697,678
                                                       2003      0.958          1.235            420,300
                                                       2002      1.000          0.958                 --

  Travelers Large Cap Subaccount (11/99).............  2006      1.322          1.361                 --
                                                       2005      1.238          1.322            112,174
                                                       2004      1.184          1.238            107,747
                                                       2003      0.967          1.184             13,039
                                                       2002      1.000          0.967                 --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.108          1.178                 --
                                                       2005      1.045          1.108             42,187

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.019          1.022                 --
                                                       2005      1.000          1.019                 --

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.053          1.090                 --
                                                       2005      1.000          1.053                 --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.086          1.132                 --
                                                       2005      1.017          1.086                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.030          1.050                 --
                                                       2005      1.011          1.030                 --

  Travelers Managed Income Subaccount (11/99)........  2006      1.086          1.075                 --
                                                       2005      1.091          1.086          1,302,811
                                                       2004      1.080          1.091          1,289,692
                                                       2003      1.014          1.080            790,555
                                                       2002      1.000          1.014                 --

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.451          1.539                 --
                                                       2005      1.318          1.451              6,559
                                                       2004      1.158          1.318              6,559
                                                       2003      0.973          1.158                 --
                                                       2002      1.000          0.973                 --

  Travelers MFS Mid Cap Growth Subaccount (6/02).....  2006      1.487          1.573                 --
                                                       2005      1.469          1.487             34,935
                                                       2004      1.311          1.469                 --
                                                       2003      0.974          1.311                 --
                                                       2002      1.000          0.974                 --

  Travelers MFS Total Return Subaccount (11/99)......  2006      1.249          1.289                 --
                                                       2005      1.235          1.249          2,706,346
                                                       2004      1.128          1.235          2,697,138
                                                       2003      0.986          1.128          1,750,171
                                                       2002      1.000          0.986                 --

  Travelers MFS Value Subaccount (5/04)..............  2006      1.170          1.264                 --
                                                       2005      1.119          1.170            195,916
                                                       2004      0.972          1.119             33,798

  Travelers Mondrian International Stock Subaccount
  (8/02).............................................  2006      1.547          1.775                 --
                                                       2005      1.438          1.547            310,106
                                                       2004      1.265          1.438            269,110
                                                       2003      1.001          1.265            118,417
                                                       2002      1.000          1.001                 --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.379          1.462                 --
                                                       2005      1.325          1.379            254,789
                                                       2004      1.214          1.325            233,449
                                                       2003      1.000          1.214             48,343

  Travelers Pioneer Mid Cap Value Subaccount (6/05)..  2006      1.038          1.092                 --
                                                       2005      1.000          1.038                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.113          1.123                 --
                                                       2005      1.093          1.113            109,535
                                                       2004      0.983          1.093             26,810

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.369          1.428                 --
                                                       2005      1.366          1.369            193,082
                                                       2004      1.262          1.366            192,631
                                                       2003      0.970          1.262            127,144
                                                       2002      1.000          0.970                 --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)..................................  2006      1.114          1.281                 --
                                                       2005      1.000          1.114                 --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.109          1.272                 --
                                                       2005      1.005          1.109                 --

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      1.288          1.336                 --
                                                       2005      1.216          1.288             77,258
                                                       2004      1.192          1.216             69,397
                                                       2003      0.966          1.192             40,559
                                                       2002      1.000          0.966                 --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2006      1.338          1.351            179,348
                                                       2005      1.262          1.338            181,895
                                                       2004      1.200          1.262            186,218
                                                       2003      0.960          1.200            127,413
                                                       2002      1.000          0.960                 --

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class) (11/99)..  2006      1.625          1.781            513,442
                                                       2005      1.416          1.625            437,299
                                                       2004      1.250          1.416            289,961
                                                       2003      0.992          1.250            168,572
                                                       2002      1.000          0.992                 --

  VIP Mid Cap Subaccount (Service Class 2) (5/02)....  2006      1.901          2.099          1,257,577
                                                       2005      1.640          1.901          1,361,857
                                                       2004      1.339          1.640          1,256,137
                                                       2003      0.986          1.339            815,759
                                                       2002      1.000          0.986                 --

                         SEPARATE ACCOUNT CHARGES 1.85%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.143          1.194                 --
                                                       2005      1.113          1.143          1,135,267
                                                       2004      1.019          1.113          1,187,584
                                                       2003      0.786          1.019          1,180,761
                                                       2002      0.980          0.786            442,063

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.166          1.138                 --
                                                       2005      1.034          1.166            244,221
                                                       2004      0.973          1.034            458,633
                                                       2003      0.803          0.973            483,364
                                                       2002      1.183          0.803            440,010
                                                       2001      1.000          1.183             25,673

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.649          1.950          1,779,732
                                                       2005      1.473          1.649          1,914,049
                                                       2004      1.322          1.473          1,965,953
                                                       2003      0.995          1.322          1,577,762
                                                       2002      1.188          0.995            579,448
                                                       2001      1.000          1.188             53,009

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.553          1.681          6,204,083
                                                       2005      1.362          1.553          6,908,813
                                                       2004      1.233          1.362          7,498,271
                                                       2003      0.918          1.233          6,289,036
                                                       2002      1.238          0.918          2,672,503
                                                       2001      1.000          1.238            328,550

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2006      1.341          1.517          5,744,650
                                                       2005      1.291          1.341          6,617,005
                                                       2004      1.191          1.291          7,869,519
                                                       2003      0.916          1.191          6,886,746
                                                       2002      1.143          0.916          3,517,428
                                                       2001      1.000          1.143            483,056

Capital Appreciation Fund
  Capital Appreciation Fund (6/02)...................  2006      1.297          1.282                 --
                                                       2005      1.117          1.297            200,941
                                                       2004      0.952          1.117            274,552
                                                       2003      0.777          0.952            276,632
                                                       2002      0.877          0.777            223,435

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/02).............................................  2006      1.703          2.217                 --
                                                       2005      1.618          1.703            399,140
                                                       2004      1.255          1.618            534,356
                                                       2003      0.953          1.255            420,706
                                                       2002      1.046          0.953            169,208

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.302          1.415                 --
                                                       2005      1.204          1.302             60,422
                                                       2004      1.074          1.204             34,482
                                                       2003      1.000          1.074              5,122

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.299          1.447                 --
                                                       2005      1.202          1.299            117,915
                                                       2004      1.067          1.202             26,373
                                                       2003      1.000          1.067                 --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2006      1.032          1.198            364,879
                                                       2005      0.984          1.032            156,613

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2006      1.303          1.391            506,857
                                                       2005      1.267          1.303            683,312
                                                       2004      1.158          1.267            909,411
                                                       2003      0.859          1.158            907,594
                                                       2002      1.228          0.859            479,572
                                                       2001      1.000          1.228             19,240

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.242          1.443                 --
                                                       2005      1.144          1.242          1,734,260
                                                       2004      1.035          1.144          1,999,529
                                                       2003      0.842          1.035          1,608,369
                                                       2002      0.999          0.842            719,789

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2006      2.211          2.780            643,439
                                                       2005      1.767          2.211            838,387
                                                       2004      1.444          1.767            538,483
                                                       2003      1.000          1.444             73,437

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2006      1.481          1.766          1,658,197
                                                       2005      1.369          1.481          2,258,919
                                                       2004      1.177          1.369          1,963,706
                                                       2003      0.907          1.177          1,293,188
                                                       2002      1.134          0.907            589,742
                                                       2001      1.000          1.134             29,133

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (7/02)...................................  2006      1.246          1.490                 --
                                                       2005      1.166          1.246            439,470
                                                       2004      1.024          1.166            662,918
                                                       2003      0.789          1.024            314,762
                                                       2002      0.831          0.789            130,925

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2006      1.406          1.564             47,185
                                                       2005      1.279          1.406             90,671
                                                       2004      1.081          1.279            158,448
                                                       2003      0.817          1.081            160,435
                                                       2002      1.158          0.817            125,487
                                                       2001      1.000          1.158             17,376

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.534          1.717                 --
                                                       2005      1.502          1.534            237,592
                                                       2004      1.332          1.502            247,135
                                                       2003      1.000          1.332             80,414

Legg Mason Partners Investment Series
  LMPIS Dividend Strategy Subaccount (5/01)..........  2006      0.988          1.144            188,433
                                                       2005      1.008          0.988            275,476
                                                       2004      0.993          1.008            282,385
                                                       2003      0.819          0.993            237,783
                                                       2002      1.128          0.819             29,741
                                                       2001      1.000          1.128             29,747

  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2006      1.196          1.260            637,797
                                                       2005      1.146          1.196            774,217
                                                       2004      1.135          1.146            819,997
                                                       2003      0.861          1.135            822,579
                                                       2002      1.198          0.861            536,721
                                                       2001      1.000          1.198              1,868

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunties Subaccount
  (5/01).............................................  2006      1.445          1.601            201,255
                                                       2005      1.403          1.445            629,540
                                                       2004      1.236          1.403            853,139
                                                       2003      0.887          1.236            793,268
                                                       2002      1.215          0.887            191,027
                                                       2001      1.000          1.215             20,517

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2006      1.229          1.426          1,799,672
                                                       2005      1.204          1.229          2,575,093
                                                       2004      1.132          1.204          3,132,904
                                                       2003      0.829          1.132          2,830,329
                                                       2002      1.127          0.829          1,972,141
                                                       2001      1.000          1.127            277,708

  LMPVPI Investors Subaccount (Class I) (11/99)......  2006      1.261          1.463            702,579
                                                       2005      1.205          1.261          1,173,271
                                                       2004      1.112          1.205          1,380,340
                                                       2003      0.856          1.112            997,741
                                                       2002      1.134          0.856            806,373
                                                       2001      1.000          1.134             76,156

  LMPVPI Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2006      1.369          1.515            502,492
                                                       2005      1.329          1.369            983,324
                                                       2004      1.176          1.329          1,076,083
                                                       2003      0.805          1.176          1,094,670
                                                       2002      1.255          0.805            354,038
                                                       2001      1.000          1.255              3,283

Legg Mason Partners Variable Portfolios II
  LMPVPII Appreciation Subaccount (11/99)............  2006      1.231          1.387          1,992,976
                                                       2005      1.202          1.231          2,572,298
                                                       2004      1.125          1.202          3,204,167
                                                       2003      0.920          1.125          3,133,227
                                                       2002      1.137          0.920          1,845,981
                                                       2001      1.000          1.137            203,714

  LMPVPII Diversified Strategic Income Subaccount
  (11/99)............................................  2006      1.205          1.247            937,830
                                                       2005      1.197          1.205          1,348,770
                                                       2004      1.142          1.197          1,817,440
                                                       2003      1.041          1.142          1,747,167
                                                       2002      1.012          1.041            662,115
                                                       2001      1.000          1.012            523,138

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPII Equity Index Subaccount (Class II)
  (11/99)............................................  2006      1.208          1.365          1,061,629
                                                       2005      1.180          1.208          1,239,450
                                                       2004      1.091          1.180          2,117,905
                                                       2003      0.870          1.091          2,036,010
                                                       2002      1.141          0.870            903,725
                                                       2001      1.000          1.141             46,322

  LMPVPII Fundamental Value Subaccount (12/99).......  2006      1.347          1.545          3,111,458
                                                       2005      1.310          1.347          4,177,163
                                                       2004      1.233          1.310          5,355,555
                                                       2003      0.906          1.233          4,860,962
                                                       2002      1.173          0.906          3,156,979
                                                       2001      1.000          1.173            387,824

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount (9/03)..  2006      0.996          1.018            273,132
                                                       2005      0.991          0.996            453,573
                                                       2004      0.998          0.991            429,944
                                                       2003      1.000          0.998            109,660

  LMPVPIII Aggressive Growth Subaccount (11/99)......  2006      1.253          1.338          3,808,697
                                                       2005      1.143          1.253          4,973,640
                                                       2004      1.059          1.143          6,336,022
                                                       2003      0.802          1.059          6,029,951
                                                       2002      1.213          0.802          3,744,111
                                                       2001      1.000          1.213            395,035

  LMPVPIII High Income Subaccount (11/99)............  2006      1.347          1.468          1,610,010
                                                       2005      1.337          1.347          2,011,733
                                                       2004      1.234          1.337          2,626,527
                                                       2003      0.985          1.234          2,202,057
                                                       2002      1.037          0.985            807,357
                                                       2001      1.000          1.037             54,303

  LMPVPIII Large Cap Growth Subaccount (11/99).......  2006      1.286          1.321          1,174,253
                                                       2005      1.245          1.286          1,588,431
                                                       2004      1.264          1.245          1,826,099
                                                       2003      0.872          1.264          2,146,063
                                                       2002      1.181          0.872            959,386
                                                       2001      1.000          1.181            220,733

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPIII Mid Cap Core Subaccount (11/99)...........  2006      1.437          1.620            878,058
                                                       2005      1.352          1.437          1,184,951
                                                       2004      1.247          1.352          1,428,209
                                                       2003      0.979          1.247          1,440,600
                                                       2002      1.233          0.979            736,476
                                                       2001      1.000          1.233            106,957

  LMPVPIII Money Market Subaccount (11/99)...........  2006      0.982          1.009          1,422,165
                                                       2005      0.973          0.982          2,976,424
                                                       2004      0.983          0.973          2,990,206
                                                       2003      0.995          0.983          7,405,805
                                                       2002      1.000          0.995          8,019,286
                                                       2001      1.000          1.000          4,696,068

Legg Mason Partners Variable Portfolios IV
  LMPVPIV Multiple Discipline Subaccount-All Cap
  Growth and Value (10/02)...........................  2006      1.480          1.651          3,651,682
                                                       2005      1.432          1.480          5,606,393
                                                       2004      1.368          1.432          6,521,502
                                                       2003      1.060          1.368          5,312,500
                                                       2002      1.000          1.060            964,512

  LMPVPIV Multiple Discipline Subaccount-Balanced All
  Cap Growth and Value (10/02).......................  2006      1.310          1.421          4,535,797
                                                       2005      1.280          1.310          6,280,057
                                                       2004      1.242          1.280          6,827,909
                                                       2003      1.037          1.242          5,886,565
                                                       2002      1.000          1.037            849,098

  LMPVPIV Multiple Discipline Subaccount-Global All
  Cap Growth and Value (10/02).......................  2006      1.569          1.774          2,048,912
                                                       2005      1.500          1.569          2,589,383
                                                       2004      1.386          1.500          2,421,419
                                                       2003      1.073          1.386            374,914
                                                       2002      1.000          1.073             74,562

  LMPVPIV Multiple Discipline Subaccount-Large Cap
  Growth and Value (10/02)...........................  2006      1.441          1.588            334,926
                                                       2005      1.417          1.441            442,064
                                                       2004      1.353          1.417            491,432
                                                       2003      1.068          1.353            261,444
                                                       2002      1.000          1.068             54,967

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2006      1.391          1.601            353,400
                                                       2005      1.372          1.391            395,149
                                                       2004      1.241          1.372            374,495
                                                       2003      1.000          1.241            244,664

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.625          1.790            540,138
                                                       2005      1.529          1.625            961,887
                                                       2004      1.256          1.529            710,264
                                                       2003      1.000          1.256            316,447

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2006      1.336          1.412            178,351

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.271          1.353                 --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2006      1.492          1.641            427,771

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.282          1.312             98,813

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2006      1.001          1.074          2,513,839

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2006      1.002          1.070              9,137

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.359          1.340            369,237

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2006      1.281          1.269              1,699

  MIST MFS Value Subaccount (Class A) (4/06).........  2006      1.262          1.393            113,433

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2006      1.003          1.218            687,855

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2006      1.460          1.567             13,451

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.092          1.147                168

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2006      1.122          1.160            939,707

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2006      1.003          1.027            536,318

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2006      0.885          0.862            762,364

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2006      1.041          1.079          1,714,633

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2006      1.143          1.173            153,803

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2006      1.212          1.227          1,173,634

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2006      1.428          1.462          1,625,768

  MSF MetLife Aggressive Allocation Subaccount
  (4/06).............................................  2006      1.002          1.059             76,739

  MSF MetLife Conservative Allocation Subaccount
  (4/06).............................................  2006      1.001          1.041            129,591

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)..................................  2006      1.002          1.047              3,377

  MSF MetLife Moderate Allocation Subaccount (4/06)..  2006      1.002          1.053             54,976

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)..................................  2006      1.002          1.058          3,744,117

  MSF MFS Total Return Subaccount (Class F) (4/06)...  2006      1.311          1.399          6,782,019

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.049            703,434

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2006      0.998          1.067            298,379

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.119          1.107          1,144,215
                                                       2005      1.117          1.119          1,495,964
                                                       2004      1.045          1.117          2,231,285
                                                       2003      1.000          1.045          1,039,141

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2006      1.146          1.169          7,635,347
                                                       2005      1.140          1.146         10,573,072
                                                       2004      1.107          1.140         14,158,270
                                                       2003      1.074          1.107         14,489,686
                                                       2002      1.003          1.074          8,698,076
                                                       2001      1.000          1.003            284,980

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2006      1.458          1.828            502,241
                                                       2005      1.323          1.458            375,153
                                                       2004      1.160          1.323            516,700
                                                       2003      0.919          1.160            603,425
                                                       2002      1.138          0.919            285,369
                                                       2001      1.000          1.138             52,475

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2006      1.874          2.157            619,859
                                                       2005      1.783          1.874            844,247
                                                       2004      1.439          1.783          1,134,138
                                                       2003      0.980          1.439          1,081,087
                                                       2002      1.221          0.980            712,422
                                                       2001      1.000          1.221             16,781

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (6/01).............................................  2006      1.277          1.359                 --
                                                       2005      1.196          1.277            434,982
                                                       2004      1.144          1.196            595,498
                                                       2003      0.901          1.144            327,479
                                                       2002      1.206          0.901             82,566
                                                       2001      1.000          1.206              3,553

  Travelers Equity Income Subaccount (11/99).........  2006      1.360          1.428                 --
                                                       2005      1.326          1.360          2,251,835
                                                       2004      1.229          1.326          2,433,328
                                                       2003      0.955          1.229          1,969,032
                                                       2002      1.130          0.955            718,818
                                                       2001      1.000          1.130             27,813

  Travelers Large Cap Subaccount (11/99).............  2006      1.177          1.212                 --
                                                       2005      1.103          1.177          1,103,383
                                                       2004      1.055          1.103            915,748
                                                       2003      0.862          1.055            794,841
                                                       2002      1.138          0.862            226,191
                                                       2001      1.000          1.138             36,628

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.108          1.177                 --
                                                       2005      1.045          1.108                 --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.019          1.022                 --
                                                       2005      1.000          1.019             86,058

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.053          1.090                 --
                                                       2005      1.000          1.053             78,054

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.086          1.132                 --
                                                       2005      1.017          1.086          3,561,326

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.030          1.049                 --
                                                       2005      1.011          1.030                 --

  Travelers Managed Income Subaccount (11/99)........  2006      1.052          1.041                 --
                                                       2005      1.057          1.052          2,208,312
                                                       2004      1.047          1.057          3,414,689
                                                       2003      0.984          1.047          4,096,730
                                                       2002      0.981          0.984          2,197,709
                                                       2001      1.000          0.981             86,039

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.259          1.336                 --
                                                       2005      1.145          1.259            194,233
                                                       2004      1.006          1.145            273,915
                                                       2003      0.846          1.006            172,694
                                                       2002      1.151          0.846            159,360
                                                       2001      1.000          1.151                614

  Travelers MFS Mid Cap Growth Subaccount (6/02).....  2006      0.837          0.885                 --
                                                       2005      0.827          0.837          1,016,433
                                                       2004      0.738          0.827            768,481
                                                       2003      0.549          0.738            783,843
                                                       2002      0.626          0.549            222,429

  Travelers MFS Total Return Subaccount (11/99)......  2006      1.271          1.311                 --
                                                       2005      1.258          1.271          9,648,193
                                                       2004      1.150          1.258         10,625,367
                                                       2003      1.005          1.150          9,375,765
                                                       2002      1.081          1.005          4,154,038
                                                       2001      1.000          1.081            348,528

  Travelers MFS Value Subaccount (5/04)..............  2006      1.169          1.262                 --
                                                       2005      1.119          1.169            108,277
                                                       2004      0.972          1.119                 --

  Travelers Mondrian International Stock Subaccount
  (8/02).............................................  2006      1.300          1.492                 --
                                                       2005      1.209          1.300            424,780
                                                       2004      1.064          1.209            404,686
                                                       2003      0.843          1.064            261,140
                                                       2002      0.845          0.843             35,971

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.377          1.460                 --
                                                       2005      1.324          1.377             25,462
                                                       2004      1.213          1.324             30,145
                                                       2003      1.000          1.213             22,941

  Travelers Pioneer Mid Cap Value Subaccount (6/05)..  2006      1.038          1.092                 --
                                                       2005      1.000          1.038                209

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.112          1.122                 --
                                                       2005      1.092          1.112            176,162
                                                       2004      0.983          1.092              7,354

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.056          1.101                 --
                                                       2005      1.054          1.056            738,970
                                                       2004      0.974          1.054            840,779
                                                       2003      0.749          0.974            875,861
                                                       2002      1.148          0.749            654,693
                                                       2001      1.000          1.148            122,403

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)..................................  2006      1.113          1.281                 --
                                                       2005      1.000          1.113                 --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.109          1.271                 --
                                                       2005      1.005          1.109                 --

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      1.102          1.143                 --
                                                       2005      1.041          1.102            216,442
                                                       2004      1.021          1.041            216,807
                                                       2003      0.828          1.021             65,519
                                                       2002      1.194          0.828             50,164
                                                       2001      1.000          1.194                 --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2006      1.046          1.056             41,037
                                                       2005      0.987          1.046            220,369
                                                       2004      0.940          0.987            331,269
                                                       2003      0.752          0.940            350,888
                                                       2002      1.134          0.752            217,610
                                                       2001      1.000          1.134             81,986

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class) (11/99)..  2006      1.628          1.784            962,622
                                                       2005      1.419          1.628          1,117,054
                                                       2004      1.254          1.419            871,719
                                                       2003      0.995          1.254            733,222
                                                       2002      1.119          0.995            494,365
                                                       2001      1.000          1.119             61,062

  VIP Mid Cap Subaccount (Service Class 2) (5/02)....  2006      1.643          1.813          1,263,253
                                                       2005      1.418          1.643          1,771,018
                                                       2004      1.159          1.418          1,933,959
                                                       2003      0.854          1.159          1,521,044
                                                       2002      0.993          0.854            558,775

                         SEPARATE ACCOUNT CHARGES 1.90%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.395          1.457                --
                                                       2005      1.359          1.395            82,329
                                                       2004      1.245          1.359            48,842
                                                       2003      0.960          1.245            17,824
                                                       2002      1.000          0.960                --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.374          1.340                --
                                                       2005      1.220          1.374                --
                                                       2004      1.147          1.220                --
                                                       2003      0.948          1.147                --
                                                       2002      1.000          0.948                --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.629          1.925           277,756
                                                       2005      1.455          1.629           286,844
                                                       2004      1.307          1.455           217,768
                                                       2003      0.984          1.307            43,010
                                                       2002      1.000          0.984                --

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.623          1.755         1,211,493
                                                       2005      1.423          1.623         1,231,310
                                                       2004      1.289          1.423           961,541
                                                       2003      0.961          1.289           185,151
                                                       2002      1.000          0.961                --

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2006      1.419          1.604         1,380,908
                                                       2005      1.367          1.419         1,353,800
                                                       2004      1.262          1.367         1,067,737
                                                       2003      0.971          1.262           203,537
                                                       2002      1.000          0.971                --

Capital Appreciation Fund
  Capital Appreciation Fund (6/02)...................  2006      1.615          1.596                --
                                                       2005      1.392          1.615             4,501
                                                       2004      1.187          1.392                --
                                                       2003      0.968          1.187                --
                                                       2002      1.000          0.968                --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/02).............................................  2006      1.792          2.332                --
                                                       2005      1.704          1.792             4,961
                                                       2004      1.322          1.704                --
                                                       2003      1.005          1.322                --
                                                       2002      1.000          1.005                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.301          1.413                --
                                                       2005      1.203          1.301                --
                                                       2004      1.074          1.203                --
                                                       2003      1.000          1.074                --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.298          1.446                --
                                                       2005      1.201          1.298            66,684
                                                       2004      1.067          1.201            13,437
                                                       2003      1.000          1.067                --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2006      1.032          1.197           215,071
                                                       2005      0.984          1.032             8,063

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2006      1.467          1.565           156,569
                                                       2005      1.427          1.467           163,249
                                                       2004      1.305          1.427           164,059
                                                       2003      0.969          1.305            46,073
                                                       2002      1.000          0.969                --

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.464          1.700                --
                                                       2005      1.349          1.464           405,239
                                                       2004      1.221          1.349           277,073
                                                       2003      0.994          1.221            30,032
                                                       2002      1.000          0.994                --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2006      2.208          2.775            98,101
                                                       2005      1.766          2.208            83,628
                                                       2004      1.443          1.766            46,128
                                                       2003      1.000          1.443             2,519

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2006      1.613          1.922           241,076
                                                       2005      1.492          1.613           213,835
                                                       2004      1.283          1.492           112,968
                                                       2003      0.989          1.283            26,793
                                                       2002      1.000          0.989                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (7/02)...................................  2006      1.540          1.840                --
                                                       2005      1.441          1.540            75,906
                                                       2004      1.266          1.441             3,840
                                                       2003      0.977          1.266                --
                                                       2002      1.000          0.977                --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2006      1.689          1.878             7,170
                                                       2005      1.536          1.689            87,395
                                                       2004      1.300          1.536            13,078
                                                       2003      0.983          1.300            13,120
                                                       2002      1.000          0.983                --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.532          1.714                --
                                                       2005      1.501          1.532            60,963
                                                       2004      1.331          1.501            41,794
                                                       2003      1.000          1.331             5,427

Legg Mason Partners Investment Series
  LMPIS Dividend Strategy Subaccount (5/01)..........  2006      1.159          1.341            36,317
                                                       2005      1.184          1.159            38,157
                                                       2004      1.167          1.184            38,953
                                                       2003      0.963          1.167            26,151
                                                       2002      1.000          0.963                --

  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2006      1.332          1.403             6,178
                                                       2005      1.277          1.332             6,184
                                                       2004      1.265          1.277             6,190
                                                       2003      0.960          1.265             6,191
                                                       2002      1.000          0.960                --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunties Subaccount
  (5/01).............................................  2006      1.585          1.756            62,931
                                                       2005      1.540          1.585            69,236
                                                       2004      1.358          1.540            41,271
                                                       2003      0.975          1.358            29,774
                                                       2002      1.000          0.975                --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2006      1.421          1.647            54,311
                                                       2005      1.392          1.421            54,311
                                                       2004      1.310          1.392            53,860
                                                       2003      0.960          1.310                --
                                                       2002      1.000          0.960                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPI Investors Subaccount (Class I) (11/99)......  2006      1.409          1.635            94,236
                                                       2005      1.348          1.409           102,966
                                                       2004      1.245          1.348           121,149
                                                       2003      0.959          1.245             2,766
                                                       2002      1.000          0.959                --

  LMPVPI Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2006      1.647          1.823            42,710
                                                       2005      1.600          1.647            37,594
                                                       2004      1.417          1.600            20,154
                                                       2003      0.970          1.417             5,028
                                                       2002      1.000          0.970                --

Legg Mason Partners Variable Portfolios II
  LMPVPII Appreciation Subaccount (11/99)............  2006      1.304          1.469           588,114
                                                       2005      1.274          1.304           619,294
                                                       2004      1.194          1.274           570,838
                                                       2003      0.977          1.194           261,139
                                                       2002      1.000          0.977                --

  LMPVPII Diversified Strategic Income Subaccount
  (11/99)............................................  2006      1.167          1.207           300,769
                                                       2005      1.160          1.167           317,681
                                                       2004      1.108          1.160           334,187
                                                       2003      1.010          1.108            54,869
                                                       2002      1.000          1.010                --

  LMPVPII Equity Index Subaccount (Class II)
  (11/99)............................................  2006      1.341          1.515           341,657
                                                       2005      1.311          1.341           341,657
                                                       2004      1.212          1.311           341,652
                                                       2003      0.967          1.212           332,454
                                                       2002      1.000          0.967                --

  LMPVPII Fundamental Value Subaccount (12/99).......  2006      1.434          1.644           665,663
                                                       2005      1.395          1.434           698,844
                                                       2004      1.314          1.395           454,318
                                                       2003      0.966          1.314            85,334
                                                       2002      1.000          0.966                --

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount (9/03)..  2006      0.995          1.016            68,990
                                                       2005      0.990          0.995            69,186
                                                       2004      0.998          0.990            65,836
                                                       2003      1.000          0.998            21,033

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPIII Aggressive Growth Subaccount (11/99)......  2006      1.483          1.583         1,085,445
                                                       2005      1.354          1.483         1,131,542
                                                       2004      1.255          1.354         1,291,834
                                                       2003      0.951          1.255           428,338
                                                       2002      1.000          0.951                --

  LMPVPIII High Income Subaccount (11/99)............  2006      1.375          1.498           256,606
                                                       2005      1.366          1.375           249,241
                                                       2004      1.260          1.366           271,125
                                                       2003      1.007          1.260            90,723
                                                       2002      1.000          1.007                --

  LMPVPIII Large Cap Growth Subaccount (11/99).......  2006      1.393          1.429           288,948
                                                       2005      1.349          1.393           282,323
                                                       2004      1.370          1.349           280,610
                                                       2003      0.946          1.370            26,255
                                                       2002      1.000          0.946                --

  LMPVPIII Mid Cap Core Subaccount (11/99)...........  2006      1.432          1.613           217,180
                                                       2005      1.347          1.432           221,778
                                                       2004      1.244          1.347           184,684
                                                       2003      0.977          1.244            21,360
                                                       2002      1.000          0.977                --

  LMPVPIII Money Market Subaccount (11/99)...........  2006      0.986          1.012           420,265
                                                       2005      0.977          0.986           230,842
                                                       2004      0.987          0.977           583,268
                                                       2003      1.000          0.987            21,211
                                                       2002      1.000          1.000                --

Legg Mason Partners Variable Portfolios IV
  LMPVPIV Multiple Discipline Subaccount-All Cap
  Growth and Value (10/02)...........................  2006      1.351          1.506         2,672,826
                                                       2005      1.308          1.351         3,126,476
                                                       2004      1.250          1.308         3,129,033
                                                       2003      0.969          1.250           349,220
                                                       2002      1.000          0.969                --

  LMPVPIV Multiple Discipline Subaccount-Balanced All
  Cap Growth and Value (10/02).......................  2006      1.235          1.339         1,134,288
                                                       2005      1.207          1.235         1,165,387
                                                       2004      1.172          1.207         1,168,257
                                                       2003      0.979          1.172           420,318
                                                       2002      1.000          0.979                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPIV Multiple Discipline Subaccount-Global All
  Cap Growth and Value (10/02).......................  2006      1.405          1.588           467,270
                                                       2005      1.344          1.405           565,707
                                                       2004      1.243          1.344           617,175
                                                       2003      0.963          1.243           234,892
                                                       2002      1.000          0.963                --

  LMPVPIV Multiple Discipline Subaccount-Large Cap
  Growth and Value (10/02)...........................  2006      1.295          1.427           384,831
                                                       2005      1.275          1.295           404,000
                                                       2004      1.217          1.275           525,496
                                                       2003      0.962          1.217            85,326
                                                       2002      1.000          0.962                --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2006      1.389          1.598           213,844
                                                       2005      1.371          1.389           201,430
                                                       2004      1.240          1.371           110,691
                                                       2003      1.000          1.240                --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.623          1.787           231,051
                                                       2005      1.528          1.623           231,958
                                                       2004      1.255          1.528            57,489
                                                       2003      1.000          1.255             1,278

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2006      1.534          1.622                --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.271          1.352                --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2006      1.769          1.946           182,174

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.596          1.633            13,840

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2006      1.001          1.074           728,257

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2006      1.002          1.070            11,143

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.455          1.434            33,213

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2006      1.280          1.268             4,852

  MIST MFS Value Subaccount (Class A) (4/06).........  2006      1.261          1.391            98,334

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2006      1.003          1.218            25,436

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2006      1.458          1.564            37,178

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.091          1.146             2,927

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2006      1.121          1.159            54,941

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2006      1.003          1.027           207,530

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2006      1.568          1.527            14,824

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2006      1.072          1.110           344,195

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2006      1.331          1.366                --

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2006      1.357          1.373           185,008

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2006      1.431          1.465           152,926

  MSF MetLife Aggressive Allocation Subaccount
  (4/06).............................................  2006      1.002          1.058           226,837

  MSF MetLife Conservative Allocation Subaccount
  (4/06).............................................  2006      1.001          1.041                --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)..................................  2006      1.002          1.047                --

  MSF MetLife Moderate Allocation Subaccount (4/06)..  2006      1.002          1.052                --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)..................................  2006      1.002          1.057                --

  MSF MFS Total Return Subaccount (Class F) (4/06)...  2006      1.284          1.370           932,573

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.049           246,385

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2006      0.998          1.067                --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.118          1.105           314,592
                                                       2005      1.116          1.118           289,477
                                                       2004      1.044          1.116           277,755
                                                       2003      1.000          1.044            23,588

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2006      1.079          1.099         1,263,970
                                                       2005      1.073          1.079         1,152,941
                                                       2004      1.043          1.073           952,336
                                                       2003      1.012          1.043           127,154
                                                       2002      1.000          1.012                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2006      1.574          1.973             8,027
                                                       2005      1.430          1.574                --
                                                       2004      1.254          1.430                --
                                                       2003      0.994          1.254                --
                                                       2002      1.000          0.994                --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2006      1.865          2.147            70,927
                                                       2005      1.776          1.865            74,269
                                                       2004      1.434          1.776            46,804
                                                       2003      0.977          1.434             3,685
                                                       2002      1.000          0.977                --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (6/01).............................................  2006      1.368          1.455                --
                                                       2005      1.282          1.368            43,131
                                                       2004      1.227          1.282            19,245
                                                       2003      0.967          1.227             8,288
                                                       2002      1.000          0.967                --

  Travelers Equity Income Subaccount (11/99).........  2006      1.363          1.431                --
                                                       2005      1.330          1.363           183,475
                                                       2004      1.234          1.330           155,661
                                                       2003      0.958          1.234            61,717
                                                       2002      1.000          0.958                --

  Travelers Large Cap Subaccount (11/99).............  2006      1.318          1.357                --
                                                       2005      1.236          1.318            15,317
                                                       2004      1.182          1.236            15,542
                                                       2003      0.967          1.182            13,798
                                                       2002      1.000          0.967                --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.108          1.177                --
                                                       2005      1.045          1.108           193,133

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.019          1.021                --
                                                       2005      1.000          1.019                --

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.053          1.089                --
                                                       2005      1.000          1.053                --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.086          1.131                --
                                                       2005      1.017          1.086                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.030          1.049                --
                                                       2005      1.011          1.030                --

  Travelers Managed Income Subaccount (11/99)........  2006      1.083          1.072                --
                                                       2005      1.089          1.083           352,051
                                                       2004      1.079          1.089           345,753
                                                       2003      1.014          1.079                --
                                                       2002      1.000          1.014                --

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.446          1.534                --
                                                       2005      1.316          1.446                --
                                                       2004      1.157          1.316                --
                                                       2003      0.973          1.157                --
                                                       2002      1.000          0.973                --

  Travelers MFS Mid Cap Growth Subaccount (6/02).....  2006      1.483          1.568                --
                                                       2005      1.466          1.483            14,824
                                                       2004      1.310          1.466                --
                                                       2003      0.974          1.310                --
                                                       2002      1.000          0.974                --

  Travelers MFS Total Return Subaccount (11/99)......  2006      1.245          1.284                --
                                                       2005      1.233          1.245         1,014,186
                                                       2004      1.127          1.233           931,876
                                                       2003      0.986          1.127           384,579
                                                       2002      1.000          0.986                --

  Travelers MFS Value Subaccount (5/04)..............  2006      1.168          1.261                --
                                                       2005      1.118          1.168            75,077
                                                       2004      0.972          1.118                --

  Travelers Mondrian International Stock Subaccount
  (8/02).............................................  2006      1.542          1.769                --
                                                       2005      1.435          1.542           175,609
                                                       2004      1.263          1.435           132,646
                                                       2003      1.001          1.263            49,246
                                                       2002      1.000          1.001                --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.375          1.458                --
                                                       2005      1.322          1.375            44,434
                                                       2004      1.213          1.322            39,313
                                                       2003      1.000          1.213                --

  Travelers Pioneer Mid Cap Value Subaccount (6/05)..  2006      1.038          1.091                --
                                                       2005      1.000          1.038                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.111          1.121                --
                                                       2005      1.092          1.111            48,124
                                                       2004      0.983          1.092            20,981

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.365          1.423                --
                                                       2005      1.364          1.365           172,578
                                                       2004      1.261          1.364           183,914
                                                       2003      0.969          1.261             8,052
                                                       2002      1.000          0.969                --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)..................................  2006      1.113          1.280                --
                                                       2005      1.000          1.113                --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.109          1.271                --
                                                       2005      1.005          1.109                --

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      1.284          1.331                --
                                                       2005      1.214          1.284                --
                                                       2004      1.191          1.214                --
                                                       2003      0.966          1.191                --
                                                       2002      1.000          0.966                --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2006      1.334          1.346            38,298
                                                       2005      1.259          1.334            36,808
                                                       2004      1.199          1.259            43,190
                                                       2003      0.960          1.199             4,866
                                                       2002      1.000          0.960                --

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class) (11/99)..  2006      1.620          1.774           133,851
                                                       2005      1.413          1.620            59,498
                                                       2004      1.249          1.413            42,482
                                                       2003      0.992          1.249            15,585
                                                       2002      1.000          0.992                --

  VIP Mid Cap Subaccount (Service Class 2) (5/02)....  2006      1.895          2.090           360,379
                                                       2005      1.636          1.895           363,463
                                                       2004      1.338          1.636           281,376
                                                       2003      0.986          1.338            18,971
                                                       2002      1.000          0.986                --

                         SEPARATE ACCOUNT CHARGES 1.95%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.393          1.454                --
                                                       2005      1.358          1.393            29,418
                                                       2004      1.245          1.358            30,325
                                                       2003      0.960          1.245            17,243
                                                       2002      1.000          0.960                --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.372          1.337                --
                                                       2005      1.218          1.372             8,961
                                                       2004      1.147          1.218             8,961
                                                       2003      0.948          1.147             4,728
                                                       2002      1.000          0.948                --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.626          1.921             1,393
                                                       2005      1.454          1.626             1,395
                                                       2004      1.306          1.454             8,292
                                                       2003      0.984          1.306                --
                                                       2002      1.000          0.984                --

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.620          1.752           324,087
                                                       2005      1.422          1.620           312,677
                                                       2004      1.289          1.422           310,343
                                                       2003      0.961          1.289           233,269
                                                       2002      1.000          0.961                --

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2006      1.417          1.601           665,666
                                                       2005      1.365          1.417           612,262
                                                       2004      1.261          1.365           612,287
                                                       2003      0.971          1.261           359,401
                                                       2002      1.000          0.971                --

Capital Appreciation Fund
  Capital Appreciation Fund (6/02)...................  2006      1.612          1.593                --
                                                       2005      1.391          1.612                --
                                                       2004      1.186          1.391                --
                                                       2003      0.968          1.186                --
                                                       2002      1.000          0.968                --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/02).............................................  2006      1.789          2.328                --
                                                       2005      1.702          1.789            14,515
                                                       2004      1.321          1.702                --
                                                       2003      1.005          1.321                --
                                                       2002      1.000          1.005                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.299          1.412                --
                                                       2005      1.203          1.299                --
                                                       2004      1.074          1.203                --
                                                       2003      1.000          1.074                --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.297          1.444                --
                                                       2005      1.201          1.297                --
                                                       2004      1.067          1.201                --
                                                       2003      1.000          1.067                --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2006      1.032          1.196            23,517
                                                       2005      0.984          1.032                --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2006      1.465          1.562            32,587
                                                       2005      1.425          1.465            32,587
                                                       2004      1.304          1.425            29,310
                                                       2003      0.969          1.304            47,809
                                                       2002      1.000          0.969                --

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.462          1.697                --
                                                       2005      1.348          1.462                --
                                                       2004      1.220          1.348                --
                                                       2003      0.994          1.220            37,934
                                                       2002      1.000          0.994                --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2006      2.205          2.770            19,976
                                                       2005      1.764          2.205            19,976
                                                       2004      1.443          1.764            14,602
                                                       2003      1.000          1.443                --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2006      1.610          1.918            42,323
                                                       2005      1.490          1.610            42,325
                                                       2004      1.282          1.490            47,231
                                                       2003      0.989          1.282            45,162
                                                       2002      1.000          0.989                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (7/02)...................................  2006      1.537          1.837                --
                                                       2005      1.440          1.537            11,908
                                                       2004      1.265          1.440            11,908
                                                       2003      0.976          1.265                --
                                                       2002      1.000          0.976                --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2006      1.686          1.874                --
                                                       2005      1.535          1.686                --
                                                       2004      1.299          1.535                --
                                                       2003      0.983          1.299                --
                                                       2002      1.000          0.983                --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.529          1.711                --
                                                       2005      1.500          1.529             9,699
                                                       2004      1.331          1.500            24,726
                                                       2003      1.000          1.331            21,288

Legg Mason Partners Investment Series
  LMPIS Dividend Strategy Subaccount (5/01)..........  2006      1.157          1.339            12,182
                                                       2005      1.182          1.157            12,188
                                                       2004      1.166          1.182            12,194
                                                       2003      0.963          1.166             8,935
                                                       2002      1.000          0.963                --

  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2006      1.330          1.400                --
                                                       2005      1.275          1.330                --
                                                       2004      1.264          1.275                --
                                                       2003      0.960          1.264                --
                                                       2002      1.000          0.960                --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunties Subaccount
  (5/01).............................................  2006      1.583          1.752            24,165
                                                       2005      1.538          1.583            24,165
                                                       2004      1.357          1.538            24,165
                                                       2003      0.974          1.357            24,165
                                                       2002      1.000          0.974                --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2006      1.419          1.643            48,307
                                                       2005      1.390          1.419            39,811
                                                       2004      1.309          1.390            39,816
                                                       2003      0.960          1.309            40,379
                                                       2002      1.000          0.960                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPI Investors Subaccount (Class I) (11/99)......  2006      1.407          1.632             6,098
                                                       2005      1.347          1.407             6,103
                                                       2004      1.244          1.347             6,109
                                                       2003      0.959          1.244             3,053
                                                       2002      1.000          0.959                --

  LMPVPI Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2006      1.645          1.819                --
                                                       2005      1.599          1.645                --
                                                       2004      1.416          1.599                --
                                                       2003      0.970          1.416                --
                                                       2002      1.000          0.970                --

Legg Mason Partners Variable Portfolios II
  LMPVPII Appreciation Subaccount (11/99)............  2006      1.302          1.466           390,877
                                                       2005      1.273          1.302           391,438
                                                       2004      1.193          1.273           391,819
                                                       2003      0.977          1.193           388,958
                                                       2002      1.000          0.977                --

  LMPVPII Diversified Strategic Income Subaccount
  (11/99)............................................  2006      1.166          1.205           130,779
                                                       2005      1.159          1.166           148,667
                                                       2004      1.107          1.159           150,453
                                                       2003      1.010          1.107           110,657
                                                       2002      1.000          1.010                --

  LMPVPII Equity Index Subaccount (Class II)
  (11/99)............................................  2006      1.339          1.512           101,227
                                                       2005      1.310          1.339           103,069
                                                       2004      1.211          1.310           105,163
                                                       2003      0.967          1.211           105,766
                                                       2002      1.000          0.967                --

  LMPVPII Fundamental Value Subaccount (12/99).......  2006      1.432          1.640            21,353
                                                       2005      1.394          1.432            21,353
                                                       2004      1.313          1.394            24,903
                                                       2003      0.966          1.313            21,353
                                                       2002      1.000          0.966                --

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount (9/03)..  2006      0.994          1.015                --
                                                       2005      0.990          0.994                --
                                                       2004      0.998          0.990                --
                                                       2003      1.000          0.998                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPIII Aggressive Growth Subaccount (11/99)......  2006      1.481          1.580           176,291
                                                       2005      1.353          1.481           116,450
                                                       2004      1.254          1.353           120,515
                                                       2003      0.951          1.254            84,794
                                                       2002      1.000          0.951                --

  LMPVPIII High Income Subaccount (11/99)............  2006      1.373          1.494            55,226
                                                       2005      1.365          1.373            70,824
                                                       2004      1.260          1.365            72,378
                                                       2003      1.007          1.260            79,359
                                                       2002      1.000          1.007                --

  LMPVPIII Large Cap Growth Subaccount (11/99).......  2006      1.391          1.426           107,143
                                                       2005      1.348          1.391           107,618
                                                       2004      1.369          1.348           111,962
                                                       2003      0.946          1.369           105,885
                                                       2002      1.000          0.946                --

  LMPVPIII Mid Cap Core Subaccount (11/99)...........  2006      1.430          1.610            47,569
                                                       2005      1.346          1.430            48,015
                                                       2004      1.243          1.346            51,994
                                                       2003      0.977          1.243            49,273
                                                       2002      1.000          0.977                --

  LMPVPIII Money Market Subaccount (11/99)...........  2006      0.984          1.010            91,329
                                                       2005      0.976          0.984            91,329
                                                       2004      0.987          0.976            91,329
                                                       2003      1.000          0.987            91,329
                                                       2002      1.000          1.000                --

Legg Mason Partners Variable Portfolios IV
  LMPVPIV Multiple Discipline Subaccount-All Cap
  Growth and Value (10/02)...........................  2006      1.349          1.503           170,012
                                                       2005      1.307          1.349           171,214
                                                       2004      1.249          1.307           170,926
                                                       2003      0.969          1.249           412,874
                                                       2002      1.000          0.969                --

  LMPVPIV Multiple Discipline Subaccount-Balanced All
  Cap Growth and Value (10/02).......................  2006      1.233          1.337         1,091,766
                                                       2005      1.206          1.233         1,307,048
                                                       2004      1.171          1.206         1,869,909
                                                       2003      0.979          1.171         1,453,485
                                                       2002      1.000          0.979                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPIV Multiple Discipline Subaccount-Global All
  Cap Growth and Value (10/02).......................  2006      1.403          1.585           100,626
                                                       2005      1.343          1.403           100,626
                                                       2004      1.242          1.343           100,626
                                                       2003      0.963          1.242           100,626
                                                       2002      1.000          0.963                --

  LMPVPIV Multiple Discipline Subaccount-Large Cap
  Growth and Value (10/02)...........................  2006      1.293          1.424            92,222
                                                       2005      1.274          1.293            61,261
                                                       2004      1.216          1.274            61,261
                                                       2003      0.962          1.216            98,943
                                                       2002      1.000          0.962                --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2006      1.387          1.595                --
                                                       2005      1.370          1.387                --
                                                       2004      1.240          1.370                --
                                                       2003      1.000          1.240                --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.620          1.784            30,605
                                                       2005      1.527          1.620            29,794
                                                       2004      1.255          1.527            29,800
                                                       2003      1.000          1.255            29,801

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2006      1.532          1.618                --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.270          1.350                --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2006      1.767          1.942            62,759

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.593          1.630                --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2006      1.001          1.073            42,748

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2006      1.002          1.069                --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.453          1.432            20,979

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2006      1.279          1.267                --

  MIST MFS Value Subaccount (Class A) (4/06).........  2006      1.260          1.389                --

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2006      1.003          1.217            27,972

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2006      1.456          1.562             5,919

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.091          1.145             5,867

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2006      1.120          1.157                --

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2006      1.003          1.026            73,739

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2006      1.565          1.524                --

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2006      1.070          1.108           307,909

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2006      1.329          1.363                --

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2006      1.355          1.370             9,029

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2006      1.429          1.462            77,841

  MSF MetLife Aggressive Allocation Subaccount
  (4/06).............................................  2006      1.002          1.058                --

  MSF MetLife Conservative Allocation Subaccount
  (4/06).............................................  2006      1.001          1.040                --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)..................................  2006      1.002          1.047                --

  MSF MetLife Moderate Allocation Subaccount (4/06)..  2006      1.002          1.052                --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)..................................  2006      1.002          1.057                --

  MSF MFS Total Return Subaccount (Class F) (4/06)...  2006      1.282          1.367           131,683

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.049            19,954

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2006      0.998          1.066            12,241

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.116          1.103            60,291
                                                       2005      1.115          1.116            60,291
                                                       2004      1.044          1.115            60,291
                                                       2003      1.000          1.044            57,878

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2006      1.077          1.097           162,284
                                                       2005      1.072          1.077           160,810
                                                       2004      1.042          1.072           179,966
                                                       2003      1.012          1.042           151,979
                                                       2002      1.000          1.012                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2006      1.572          1.969            66,294
                                                       2005      1.428          1.572            67,482
                                                       2004      1.253          1.428            72,597
                                                       2003      0.994          1.253            72,597
                                                       2002      1.000          0.994                --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2006      1.863          2.143            13,974
                                                       2005      1.774          1.863            13,974
                                                       2004      1.433          1.774             8,360
                                                       2003      0.977          1.433             8,360
                                                       2002      1.000          0.977                --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (6/01).............................................  2006      1.366          1.453                --
                                                       2005      1.281          1.366            20,979
                                                       2004      1.226          1.281            20,979
                                                       2003      0.967          1.226            20,979
                                                       2002      1.000          0.967                --

  Travelers Equity Income Subaccount (11/99).........  2006      1.361          1.429                --
                                                       2005      1.329          1.361            78,736
                                                       2004      1.233          1.329            79,753
                                                       2003      0.958          1.233            75,794
                                                       2002      1.000          0.958                --

  Travelers Large Cap Subaccount (11/99).............  2006      1.316          1.355                --
                                                       2005      1.235          1.316                --
                                                       2004      1.182          1.235                --
                                                       2003      0.967          1.182                --
                                                       2002      1.000          0.967                --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.107          1.176                --
                                                       2005      1.045          1.107                --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.018          1.021                --
                                                       2005      1.000          1.018                --

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.052          1.089                --
                                                       2005      1.000          1.052                --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.085          1.131                --
                                                       2005      1.017          1.085                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.029          1.048                --
                                                       2005      1.011          1.029                --

  Travelers Managed Income Subaccount (11/99)........  2006      1.081          1.070                --
                                                       2005      1.088          1.081           346,221
                                                       2004      1.078          1.088           349,895
                                                       2003      1.014          1.078           275,876
                                                       2002      1.000          1.014                --

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.444          1.532                --
                                                       2005      1.314          1.444                --
                                                       2004      1.156          1.314                --
                                                       2003      0.973          1.156                --
                                                       2002      1.000          0.973                --

  Travelers MFS Mid Cap Growth Subaccount (6/02).....  2006      1.481          1.565                --
                                                       2005      1.465          1.481                --
                                                       2004      1.309          1.465                --
                                                       2003      0.974          1.309                --
                                                       2002      1.000          0.974                --

  Travelers MFS Total Return Subaccount (11/99)......  2006      1.243          1.282                --
                                                       2005      1.231          1.243           134,864
                                                       2004      1.127          1.231           143,268
                                                       2003      0.986          1.127           291,870
                                                       2002      1.000          0.986                --

  Travelers MFS Value Subaccount (5/04)..............  2006      1.167          1.260                --
                                                       2005      1.118          1.167                --
                                                       2004      0.972          1.118            22,795

  Travelers Mondrian International Stock Subaccount
  (8/02).............................................  2006      1.540          1.767                --
                                                       2005      1.433          1.540            63,875
                                                       2004      1.263          1.433            70,505
                                                       2003      1.001          1.263            67,375
                                                       2002      1.000          1.001                --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.373          1.456                --
                                                       2005      1.321          1.373             5,924
                                                       2004      1.212          1.321             5,930
                                                       2003      1.000          1.212             6,531

  Travelers Pioneer Mid Cap Value Subaccount (6/05)..  2006      1.037          1.091                --
                                                       2005      1.000          1.037                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.110          1.120                --
                                                       2005      1.092          1.110                --
                                                       2004      0.983          1.092                --

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.363          1.421                --
                                                       2005      1.362          1.363             8,608
                                                       2004      1.260          1.362             8,608
                                                       2003      0.969          1.260             8,608
                                                       2002      1.000          0.969                --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)..................................  2006      1.113          1.279                --
                                                       2005      1.000          1.113                --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.108          1.270                --
                                                       2005      1.005          1.108                --

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      1.282          1.329                --
                                                       2005      1.212          1.282                --
                                                       2004      1.190          1.212                --
                                                       2003      0.966          1.190                --
                                                       2002      1.000          0.966                --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2006      1.331          1.343             8,647
                                                       2005      1.258          1.331             8,647
                                                       2004      1.198          1.258             9,019
                                                       2003      0.959          1.198             5,118
                                                       2002      1.000          0.959                --

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class) (11/99)..  2006      1.618          1.771            91,370
                                                       2005      1.412          1.618            18,602
                                                       2004      1.248          1.412            18,606
                                                       2003      0.992          1.248            18,611
                                                       2002      1.000          0.992                --

  VIP Mid Cap Subaccount (Service Class 2) (5/02)....  2006      1.892          2.086            51,864
                                                       2005      1.635          1.892            48,157
                                                       2004      1.337          1.635            22,724
                                                       2003      0.986          1.337            21,215
                                                       2002      1.000          0.986                --

                         SEPARATE ACCOUNT CHARGES 2.00%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.391          1.452               --
                                                       2005      1.356          1.391            3,217
                                                       2004      1.244          1.356            2,863
                                                       2003      0.960          1.244            2,259
                                                       2002      1.000          0.960               --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.370          1.334               --
                                                       2005      1.217          1.370               --
                                                       2004      1.146          1.217               --
                                                       2003      0.948          1.146               --
                                                       2002      1.000          0.948               --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.624          1.917           47,031
                                                       2005      1.452          1.624           47,188
                                                       2004      1.305          1.452           26,165
                                                       2003      0.984          1.305           19,446
                                                       2002      1.000          0.984               --

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.618          1.748           90,031
                                                       2005      1.420          1.618           82,075
                                                       2004      1.288          1.420           61,511
                                                       2003      0.961          1.288           44,303
                                                       2002      1.000          0.961               --

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2006      1.415          1.598           99,018
                                                       2005      1.364          1.415           90,275
                                                       2004      1.261          1.364           83,688
                                                       2003      0.971          1.261           44,174
                                                       2002      1.000          0.971               --

Capital Appreciation Fund
  Capital Appreciation Fund (6/02)...................  2006      1.610          1.591               --
                                                       2005      1.389          1.610               --
                                                       2004      1.186          1.389               --
                                                       2003      0.968          1.186               --
                                                       2002      1.000          0.968               --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/02).............................................  2006      1.787          2.323               --
                                                       2005      1.701          1.787              696
                                                       2004      1.321          1.701               --
                                                       2003      1.005          1.321               --
                                                       2002      1.000          1.005               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.298          1.410               --
                                                       2005      1.202          1.298           31,491
                                                       2004      1.074          1.202               --
                                                       2003      0.996          1.074               --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.295          1.442               --
                                                       2005      1.200          1.295               --
                                                       2004      1.067          1.200               --
                                                       2003      1.016          1.067               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2006      1.031          1.195            1,154
                                                       2005      0.984          1.031              443

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2006      1.463          1.558            8,788
                                                       2005      1.424          1.463            8,791
                                                       2004      1.303          1.424            8,794
                                                       2003      0.969          1.303           12,822
                                                       2002      1.000          0.969               --

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.459          1.693               --
                                                       2005      1.347          1.459               --
                                                       2004      1.220          1.347               --
                                                       2003      0.994          1.220           13,197
                                                       2002      1.000          0.994               --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2006      2.202          2.765            5,840
                                                       2005      1.763          2.202            5,840
                                                       2004      1.442          1.763               --
                                                       2003      1.000          1.442           10,805

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2006      1.608          1.914           31,820
                                                       2005      1.489          1.608           31,827
                                                       2004      1.281          1.489           29,138
                                                       2003      0.989          1.281           42,256
                                                       2002      1.000          0.989               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (7/02)...................................  2006      1.535          1.833               --
                                                       2005      1.438          1.535           10,334
                                                       2004      1.265          1.438            3,214
                                                       2003      0.976          1.265               --
                                                       2002      1.000          0.976               --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2006      1.684          1.870               --
                                                       2005      1.533          1.684               --
                                                       2004      1.298          1.533               --
                                                       2003      0.983          1.298               --
                                                       2002      1.000          0.983               --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.527          1.708               --
                                                       2005      1.498          1.527            5,128
                                                       2004      1.330          1.498            3,083
                                                       2003      1.018          1.330               --

Legg Mason Partners Investment Series
  LMPIS Dividend Strategy Subaccount (5/01)..........  2006      1.156          1.336               --
                                                       2005      1.181          1.156               --
                                                       2004      1.166          1.181               --
                                                       2003      0.963          1.166               --
                                                       2002      1.000          0.963               --

  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2006      1.328          1.397               --
                                                       2005      1.274          1.328               --
                                                       2004      1.263          1.274               --
                                                       2003      0.960          1.263               --
                                                       2002      1.000          0.960               --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunties Subaccount
  (5/01).............................................  2006      1.580          1.749           27,505
                                                       2005      1.537          1.580           27,155
                                                       2004      1.356          1.537           27,733
                                                       2003      0.974          1.356           27,696
                                                       2002      1.000          0.974               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2006      1.417          1.640            2,252
                                                       2005      1.389          1.417            2,252
                                                       2004      1.308          1.389            2,252
                                                       2003      0.960          1.308            2,252
                                                       2002      1.000          0.960               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPI Investors Subaccount (Class I) (11/99)......  2006      1.405          1.628               --
                                                       2005      1.345          1.405               --
                                                       2004      1.243          1.345               --
                                                       2003      0.958          1.243               --
                                                       2002      1.000          0.958               --

  LMPVPI Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2006      1.642          1.815              292
                                                       2005      1.597          1.642              293
                                                       2004      1.415          1.597              294
                                                       2003      0.970          1.415               --
                                                       2002      1.000          0.970               --

Legg Mason Partners Variable Portfolios II
  LMPVPII Appreciation Subaccount (11/99)............  2006      1.300          1.463           16,197
                                                       2005      1.272          1.300           16,205
                                                       2004      1.193          1.272           11,841
                                                       2003      0.977          1.193               --
                                                       2002      1.000          0.977               --

  LMPVPII Diversified Strategic Income Subaccount
  (11/99)............................................  2006      1.164          1.202               --
                                                       2005      1.158          1.164               --
                                                       2004      1.106          1.158               --
                                                       2003      1.010          1.106               --
                                                       2002      1.000          1.010               --

  LMPVPII Equity Index Subaccount (Class II)
  (11/99)............................................  2006      1.337          1.509            1,318
                                                       2005      1.308          1.337            1,322
                                                       2004      1.211          1.308            1,326
                                                       2003      0.967          1.211               --
                                                       2002      1.000          0.967               --

  LMPVPII Fundamental Value Subaccount (12/99).......  2006      1.430          1.637           18,156
                                                       2005      1.392          1.430           15,258
                                                       2004      1.312          1.392            9,242
                                                       2003      0.966          1.312               --
                                                       2002      1.000          0.966               --

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount (9/03)..  2006      0.993          1.013            6,368
                                                       2005      0.989          0.993            6,368
                                                       2004      0.998          0.989            6,368
                                                       2003      1.000          0.998               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPIII Aggressive Growth Subaccount (11/99)......  2006      1.479          1.577           38,513
                                                       2005      1.351          1.479           30,150
                                                       2004      1.254          1.351           19,569
                                                       2003      0.951          1.254               --
                                                       2002      1.000          0.951               --

  LMPVPIII High Income Subaccount (11/99)............  2006      1.371          1.491            4,300
                                                       2005      1.363          1.371            4,006
                                                       2004      1.259          1.363            3,212
                                                       2003      1.007          1.259               --
                                                       2002      1.000          1.007               --

  LMPVPIII Large Cap Growth Subaccount (11/99).......  2006      1.388          1.424            9,476
                                                       2005      1.346          1.388            9,487
                                                       2004      1.369          1.346            3,198
                                                       2003      0.946          1.369               --
                                                       2002      1.000          0.946               --

  LMPVPIII Mid Cap Core Subaccount (11/99)...........  2006      1.428          1.607           35,115
                                                       2005      1.345          1.428           35,115
                                                       2004      1.242          1.345           35,115
                                                       2003      0.977          1.242           43,154
                                                       2002      1.000          0.977               --

  LMPVPIII Money Market Subaccount (11/99)...........  2006      0.983          1.008           12,874
                                                       2005      0.975          0.983           12,874
                                                       2004      0.986          0.975           12,874
                                                       2003      1.000          0.986               --
                                                       2002      1.000          1.000               --

Legg Mason Partners Variable Portfolios IV
  LMPVPIV Multiple Discipline Subaccount-All Cap
  Growth and Value (10/02)...........................  2006      1.347          1.500           96,548
                                                       2005      1.305          1.347           94,832
                                                       2004      1.249          1.305           90,528
                                                       2003      0.969          1.249           55,634
                                                       2002      1.000          0.969               --

  LMPVPIV Multiple Discipline Subaccount-Balanced All
  Cap Growth and Value (10/02).......................  2006      1.231          1.334          106,659
                                                       2005      1.205          1.231          147,890
                                                       2004      1.171          1.205          152,364
                                                       2003      0.979          1.171               --
                                                       2002      1.000          0.979               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPIV Multiple Discipline Subaccount-Global All
  Cap Growth and Value (10/02).......................  2006      1.401          1.582           86,136
                                                       2005      1.341          1.401           86,136
                                                       2004      1.241          1.341           66,075
                                                       2003      0.963          1.241           69,345
                                                       2002      1.000          0.963               --

  LMPVPIV Multiple Discipline Subaccount-Large Cap
  Growth and Value (10/02)...........................  2006      1.291          1.421           88,545
                                                       2005      1.272          1.291           88,545
                                                       2004      1.216          1.272           88,545
                                                       2003      0.962          1.216           88,545
                                                       2002      1.000          0.962               --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2006      1.385          1.592           32,547
                                                       2005      1.369          1.385           32,552
                                                       2004      1.239          1.369           17,462
                                                       2003      1.021          1.239               --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.618          1.780           21,899
                                                       2005      1.525          1.618           21,903
                                                       2004      1.255          1.525           12,982
                                                       2003      1.012          1.255               --

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2006      1.529          1.615               --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.269          1.349               --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2006      1.764          1.938           17,825

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.591          1.626               --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2006      1.001          1.073            5,070

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2006      1.002          1.069               --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.450          1.429            5,199

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2006      1.279          1.266               --

  MIST MFS Value Subaccount (Class A) (4/06).........  2006      1.259          1.387           22,548

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2006      1.003          1.217            1,337

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2006      1.453          1.559               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.090          1.144               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2006      1.119          1.156               --

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2006      1.003          1.026            8,715

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2006      1.562          1.521            9,397

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2006      1.068          1.106           10,358

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2006      1.327          1.360               --

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2006      1.352          1.367           23,737

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2006      1.426          1.459           63,705

  MSF MetLife Aggressive Allocation Subaccount
  (4/06).............................................  2006      1.002          1.057               --

  MSF MetLife Conservative Allocation Subaccount
  (4/06).............................................  2006      1.001          1.040           38,308

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)..................................  2006      1.002          1.046               --

  MSF MetLife Moderate Allocation Subaccount (4/06)..  2006      1.002          1.052              982

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)..................................  2006      1.002          1.057           53,336

  MSF MFS Total Return Subaccount (Class F) (4/06)...  2006      1.280          1.365           91,702

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.048           57,178

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2006      0.998          1.066               --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.115          1.101            6,817
                                                       2005      1.114          1.115            5,990
                                                       2004      1.044          1.114            5,900
                                                       2003      1.002          1.044            5,270

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2006      1.076          1.095           47,696
                                                       2005      1.071          1.076           42,703
                                                       2004      1.042          1.071           17,777
                                                       2003      1.012          1.042           77,212
                                                       2002      1.000          1.012               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2006      1.569          1.965               --
                                                       2005      1.427          1.569               --
                                                       2004      1.253          1.427               --
                                                       2003      0.994          1.253               --
                                                       2002      1.000          0.994               --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2006      1.860          2.138           29,405
                                                       2005      1.773          1.860           29,107
                                                       2004      1.433          1.773           27,512
                                                       2003      0.977          1.433           19,985
                                                       2002      1.000          0.977               --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (6/01).............................................  2006      1.364          1.450               --
                                                       2005      1.279          1.364            5,199
                                                       2004      1.226          1.279            5,199
                                                       2003      0.967          1.226               --
                                                       2002      1.000          0.967               --

  Travelers Equity Income Subaccount (11/99).........  2006      1.359          1.426               --
                                                       2005      1.327          1.359           63,711
                                                       2004      1.232          1.327           63,717
                                                       2003      0.958          1.232           48,026
                                                       2002      1.000          0.958               --

  Travelers Large Cap Subaccount (11/99).............  2006      1.314          1.352               --
                                                       2005      1.233          1.314               --
                                                       2004      1.181          1.233               --
                                                       2003      0.967          1.181               --
                                                       2002      1.000          0.967               --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.107          1.175               --
                                                       2005      1.045          1.107               --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.018          1.021               --
                                                       2005      1.000          1.018           37,600

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.052          1.088               --
                                                       2005      1.000          1.052              329

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.085          1.130               --
                                                       2005      1.017          1.085           31,853

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.029          1.048               --
                                                       2005      1.011          1.029               --

  Travelers Managed Income Subaccount (11/99)........  2006      1.080          1.068               --
                                                       2005      1.087          1.080           10,365
                                                       2004      1.078          1.087            5,947
                                                       2003      1.014          1.078               --
                                                       2002      1.000          1.014               --

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.442          1.529               --
                                                       2005      1.313          1.442               --
                                                       2004      1.156          1.313               --
                                                       2003      0.973          1.156               --
                                                       2002      1.000          0.973               --

  Travelers MFS Mid Cap Growth Subaccount (6/02).....  2006      1.478          1.562               --
                                                       2005      1.463          1.478            7,577
                                                       2004      1.308          1.463               --
                                                       2003      0.974          1.308               --
                                                       2002      1.000          0.974               --

  Travelers MFS Total Return Subaccount (11/99)......  2006      1.242          1.280               --
                                                       2005      1.230          1.242           91,391
                                                       2004      1.126          1.230           79,465
                                                       2003      0.986          1.126           42,779
                                                       2002      1.000          0.986               --

  Travelers MFS Value Subaccount (5/04)..............  2006      1.166          1.259               --
                                                       2005      1.118          1.166           16,812
                                                       2004      0.972          1.118               --

  Travelers Mondrian International Stock Subaccount
  (8/02).............................................  2006      1.537          1.764               --
                                                       2005      1.432          1.537           19,548
                                                       2004      1.262          1.432            6,415
                                                       2003      1.001          1.262            6,515
                                                       2002      1.000          1.001               --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.372          1.453               --
                                                       2005      1.320          1.372               --
                                                       2004      1.212          1.320               --
                                                       2003      1.022          1.212               --

  Travelers Pioneer Mid Cap Value Subaccount (6/05)..  2006      1.037          1.090               --
                                                       2005      1.000          1.037               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.109          1.119               --
                                                       2005      1.091          1.109               --
                                                       2004      0.983          1.091               --

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.361          1.418               --
                                                       2005      1.361          1.361           22,633
                                                       2004      1.260          1.361           22,637
                                                       2003      0.969          1.260           22,642
                                                       2002      1.000          0.969               --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)..................................  2006      1.112          1.279               --
                                                       2005      1.000          1.112               --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.108          1.269               --
                                                       2005      1.005          1.108               --

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      1.280          1.327               --
                                                       2005      1.211          1.280               --
                                                       2004      1.190          1.211               --
                                                       2003      0.966          1.190               --
                                                       2002      1.000          0.966               --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2006      1.329          1.340               --
                                                       2005      1.257          1.329               --
                                                       2004      1.198          1.257               --
                                                       2003      0.959          1.198               --
                                                       2002      1.000          0.959               --

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class) (11/99)..  2006      1.615          1.767           10,294
                                                       2005      1.410          1.615            9,867
                                                       2004      1.247          1.410            4,963
                                                       2003      0.991          1.247           18,902
                                                       2002      1.000          0.991               --

  VIP Mid Cap Subaccount (Service Class 2) (5/02)....  2006      1.889          2.082           44,932
                                                       2005      1.633          1.889           45,371
                                                       2004      1.336          1.633           43,882
                                                       2003      0.986          1.336           29,069
                                                       2002      1.000          0.986               --

                         SEPARATE ACCOUNT CHARGES 2.05%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.135          1.184                --
                                                       2005      1.107          1.135           191,901
                                                       2004      1.016          1.107           193,936
                                                       2003      0.785          1.016           182,023
                                                       2002      0.980          0.785           102,137

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.156          1.126                --
                                                       2005      1.028          1.156           345,897
                                                       2004      0.968          1.028           372,515
                                                       2003      0.801          0.968           394,719
                                                       2002      1.182          0.801           422,138
                                                       2001      1.000          1.182           170,836

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.635          1.929           819,719
                                                       2005      1.463          1.635           935,404
                                                       2004      1.316          1.463         1,024,798
                                                       2003      0.993          1.316         1,046,278
                                                       2002      1.187          0.993         1,010,551
                                                       2001      1.000          1.187           198,467

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.540          1.663         2,696,326
                                                       2005      1.353          1.540         3,020,263
                                                       2004      1.227          1.353         3,308,359
                                                       2003      0.916          1.227         2,615,035
                                                       2002      1.237          0.916         1,878,262
                                                       2001      1.000          1.237           983,277

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2006      1.330          1.501         3,256,196
                                                       2005      1.282          1.330         4,072,523
                                                       2004      1.186          1.282         4,515,478
                                                       2003      0.914          1.186         4,287,113
                                                       2002      1.143          0.914         3,413,144
                                                       2001      1.000          1.143           514,638

Capital Appreciation Fund
  Capital Appreciation Fund (6/02)...................  2006      1.287          1.272                --
                                                       2005      1.111          1.287            48,830
                                                       2004      0.949          1.111            48,121
                                                       2003      0.775          0.949            47,448
                                                       2002      0.876          0.775            13,963

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/02).............................................  2006      1.690          2.196                --
                                                       2005      1.609          1.690           247,390
                                                       2004      1.250          1.609           316,497
                                                       2003      0.952          1.250           324,500
                                                       2002      1.046          0.952           254,096

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.297          1.408                --
                                                       2005      1.201          1.297            50,359
                                                       2004      1.074          1.201            44,617
                                                       2003      1.000          1.074                --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.294          1.440                --
                                                       2005      1.199          1.294            14,965
                                                       2004      1.067          1.199            14,965
                                                       2003      1.000          1.067                --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2006      1.031          1.194            50,080
                                                       2005      0.984          1.031                --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2006      1.292          1.376           174,864
                                                       2005      1.259          1.292           125,936
                                                       2004      1.153          1.259           171,589
                                                       2003      0.857          1.153           155,747
                                                       2002      1.227          0.857           175,953
                                                       2001      1.000          1.227             1,300

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.233          1.430                --
                                                       2005      1.138          1.233           492,496
                                                       2004      1.031          1.138           486,766
                                                       2003      0.841          1.031           406,480
                                                       2002      0.999          0.841           111,997

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2006      2.199          2.760            82,643
                                                       2005      1.761          2.199            41,387
                                                       2004      1.442          1.761            34,887
                                                       2003      1.000          1.442            22,887

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2006      1.469          1.747           742,987
                                                       2005      1.361          1.469           810,097
                                                       2004      1.172          1.361           886,919
                                                       2003      0.904          1.172           503,783
                                                       2002      1.134          0.904           319,815
                                                       2001      1.000          1.134            47,591

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (7/02)...................................  2006      1.237          1.477                --
                                                       2005      1.160          1.237           139,787
                                                       2004      1.020          1.160            70,887
                                                       2003      0.788          1.020            27,006
                                                       2002      0.830          0.788            17,719

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2006      1.394          1.548             1,658
                                                       2005      1.270          1.394             1,665
                                                       2004      1.076          1.270            40,908
                                                       2003      0.815          1.076            41,944
                                                       2002      1.158          0.815            38,099
                                                       2001      1.000          1.158            28,104

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.525          1.705                --
                                                       2005      1.497          1.525            16,382
                                                       2004      1.330          1.497             6,366
                                                       2003      1.000          1.330             4,618

Legg Mason Partners Investment Series
  LMPIS Dividend Strategy Subaccount (5/01)..........  2006      0.979          1.132            40,671
                                                       2005      1.001          0.979            40,671
                                                       2004      0.989          1.001           109,047
                                                       2003      0.817          0.989           111,489
                                                       2002      1.127          0.817            40,123
                                                       2001      1.000          1.127                --

  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2006      1.186          1.247            91,056
                                                       2005      1.139          1.186           104,096
                                                       2004      1.130          1.139           110,268
                                                       2003      0.859          1.130            94,650
                                                       2002      1.197          0.859            85,309
                                                       2001      1.000          1.197               917

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunties Subaccount
  (5/01).............................................  2006      1.432          1.584            35,797
                                                       2005      1.394          1.432            45,408
                                                       2004      1.231          1.394            78,805
                                                       2003      0.885          1.231            78,918
                                                       2002      1.215          0.885            77,835
                                                       2001      1.000          1.215                --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2006      1.219          1.411           532,481
                                                       2005      1.196          1.219           679,420
                                                       2004      1.127          1.196           840,635
                                                       2003      0.827          1.127           867,910
                                                       2002      1.127          0.827           838,091
                                                       2001      1.000          1.127            74,887

  LMPVPI Investors Subaccount (Class I) (11/99)......  2006      1.250          1.448           410,082
                                                       2005      1.197          1.250           503,864
                                                       2004      1.107          1.197           545,432
                                                       2003      0.854          1.107           636,125
                                                       2002      1.133          0.854           526,307
                                                       2001      1.000          1.133            14,994

  LMPVPI Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2006      1.357          1.499           167,807
                                                       2005      1.320          1.357           187,911
                                                       2004      1.171          1.320           249,354
                                                       2003      0.802          1.171           295,575
                                                       2002      1.255          0.802           244,170
                                                       2001      1.000          1.255            22,533

Legg Mason Partners Variable Portfolios II
  LMPVPII Appreciation Subaccount (11/99)............  2006      1.220          1.372         1,144,167
                                                       2005      1.194          1.220         1,309,180
                                                       2004      1.120          1.194         1,589,270
                                                       2003      0.918          1.120         1,269,264
                                                       2002      1.136          0.918           996,324
                                                       2001      1.000          1.136           237,326

  LMPVPII Diversified Strategic Income Subaccount
  (11/99)............................................  2006      1.195          1.234           284,342
                                                       2005      1.189          1.195           595,922
                                                       2004      1.137          1.189           677,014
                                                       2003      1.039          1.137           641,867
                                                       2002      1.011          1.039           308,520
                                                       2001      1.000          1.011            32,007

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPII Equity Index Subaccount (Class II)
  (11/99)............................................  2006      1.198          1.351           214,203
                                                       2005      1.173          1.198           401,863
                                                       2004      1.086          1.173           474,749
                                                       2003      0.867          1.086           389,159
                                                       2002      1.141          0.867           162,856
                                                       2001      1.000          1.141                --

  LMPVPII Fundamental Value Subaccount (12/99).......  2006      1.336          1.529           848,514
                                                       2005      1.301          1.336         1,288,808
                                                       2004      1.227          1.301         1,688,943
                                                       2003      0.904          1.227         1,862,138
                                                       2002      1.172          0.904         1,831,590
                                                       2001      1.000          1.172           423,086

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount (9/03)..  2006      0.991          1.011             8,782
                                                       2005      0.989          0.991             8,759
                                                       2004      0.997          0.989            19,753
                                                       2003      1.000          0.997               579

  LMPVPIII Aggressive Growth Subaccount (11/99)......  2006      1.242          1.324         1,887,735
                                                       2005      1.136          1.242         2,286,488
                                                       2004      1.054          1.136         2,791,114
                                                       2003      0.800          1.054         2,170,608
                                                       2002      1.212          0.800         2,025,793
                                                       2001      1.000          1.212           522,726

  LMPVPIII High Income Subaccount (11/99)............  2006      1.336          1.452           441,922
                                                       2005      1.329          1.336           505,818
                                                       2004      1.228          1.329           808,876
                                                       2003      0.983          1.228           750,091
                                                       2002      1.037          0.983           446,090
                                                       2001      1.000          1.037            29,916

  LMPVPIII Large Cap Growth Subaccount (11/99).......  2006      1.275          1.307           493,630
                                                       2005      1.237          1.275           604,781
                                                       2004      1.258          1.237           714,870
                                                       2003      0.870          1.258           566,137
                                                       2002      1.181          0.870           518,804
                                                       2001      1.000          1.181            61,317

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPIII Mid Cap Core Subaccount (11/99)...........  2006      1.425          1.603           295,700
                                                       2005      1.343          1.425           388,860
                                                       2004      1.241          1.343           503,915
                                                       2003      0.976          1.241           546,831
                                                       2002      1.232          0.976           485,483
                                                       2001      1.000          1.232            97,391

  LMPVPIII Money Market Subaccount (11/99)...........  2006      0.974          0.998           116,244
                                                       2005      0.967          0.974           204,477
                                                       2004      0.978          0.967           499,541
                                                       2003      0.992          0.978         1,139,300
                                                       2002      1.000          0.992         1,669,540
                                                       2001      1.000          1.000           207,523

Legg Mason Partners Variable Portfolios IV
  LMPVPIV Multiple Discipline Subaccount-All Cap
  Growth and Value (10/02)...........................  2006      1.470          1.637           880,300
                                                       2005      1.426          1.470         1,339,162
                                                       2004      1.365          1.426         1,369,104
                                                       2003      1.060          1.365         1,487,421
                                                       2002      1.000          1.060           156,519

  LMPVPIV Multiple Discipline Subaccount-Balanced All
  Cap Growth and Value (10/02).......................  2006      1.301          1.409         1,090,736
                                                       2005      1.274          1.301         1,334,895
                                                       2004      1.238          1.274         1,507,174
                                                       2003      1.037          1.238         1,222,514
                                                       2002      1.000          1.037           220,092

  LMPVPIV Multiple Discipline Subaccount-Global All
  Cap Growth and Value (10/02).......................  2006      1.559          1.759           284,039
                                                       2005      1.493          1.559           290,312
                                                       2004      1.382          1.493           313,379
                                                       2003      1.073          1.382           269,336
                                                       2002      1.000          1.073           155,053

  LMPVPIV Multiple Discipline Subaccount-Large Cap
  Growth and Value (10/02)...........................  2006      1.432          1.575           144,381
                                                       2005      1.411          1.432           155,585
                                                       2004      1.349          1.411           102,417
                                                       2003      1.068          1.349            54,230
                                                       2002      1.000          1.068            13,418

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2006      1.383          1.589           997,101
                                                       2005      1.368          1.383         1,032,878
                                                       2004      1.239          1.368         1,022,255
                                                       2003      1.000          1.239           136,043

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.616          1.777           722,058
                                                       2005      1.524          1.616           770,368
                                                       2004      1.254          1.524           681,732
                                                       2003      1.000          1.254           241,207

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2006      1.324          1.398           194,032

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.269          1.348                --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2006      1.480          1.626           401,066

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.272          1.300            48,840

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2006      1.001          1.073           476,532

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2006      1.002          1.069            22,304

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.346          1.326            10,530

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2006      1.278          1.265                --

  MIST MFS Value Subaccount (Class A) (4/06).........  2006      1.257          1.385            38,618

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2006      1.003          1.216           463,464

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2006      1.451          1.556            49,808

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.090          1.143             1,179

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2006      1.117          1.154            49,260

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2006      1.003          1.026            92,023

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2006      0.877          0.854           249,302

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2006      1.032          1.068           479,730

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2006      1.132          1.160                --

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2006      1.201          1.214           208,263

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2006      1.415          1.447           416,557

  MSF MetLife Aggressive Allocation Subaccount
  (4/06).............................................  2006      1.002          1.057                --

  MSF MetLife Conservative Allocation Subaccount
  (4/06).............................................  2006      1.001          1.040                --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)..................................  2006      1.002          1.046             8,483

  MSF MetLife Moderate Allocation Subaccount (4/06)..  2006      1.002          1.051           277,823

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)..................................  2006      1.002          1.056                --

  MSF MFS Total Return Subaccount (Class F) (4/06)...  2006      1.299          1.385         2,183,298

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.048           209,841

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2006      0.998          1.066           242,475

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.113          1.099           296,640
                                                       2005      1.113          1.113           334,031
                                                       2004      1.043          1.113           366,107
                                                       2003      1.000          1.043           162,740

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2006      1.137          1.156         3,174,353
                                                       2005      1.132          1.137         3,743,613
                                                       2004      1.102          1.132         5,138,114
                                                       2003      1.071          1.102         5,603,583
                                                       2002      1.002          1.071         4,649,600
                                                       2001      1.000          1.002           359,558

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2006      1.445          1.809           142,465
                                                       2005      1.315          1.445           208,427
                                                       2004      1.155          1.315           245,992
                                                       2003      0.917          1.155           262,993
                                                       2002      1.137          0.917           209,372
                                                       2001      1.000          1.137             4,558

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2006      1.858          2.135           238,183
                                                       2005      1.771          1.858           308,379
                                                       2004      1.433          1.771           400,281
                                                       2003      0.977          1.433           407,261
                                                       2002      1.220          0.977           286,310
                                                       2001      1.000          1.220            98,292

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (6/01).............................................  2006      1.266          1.346                --
                                                       2005      1.189          1.266            23,272
                                                       2004      1.139          1.189           101,154
                                                       2003      0.899          1.139           100,587
                                                       2002      1.206          0.899            99,352
                                                       2001      1.000          1.206            12,840

  Travelers Equity Income Subaccount (11/99).........  2006      1.348          1.415                --
                                                       2005      1.317          1.348           528,779
                                                       2004      1.224          1.317           611,967
                                                       2003      0.952          1.224           607,249
                                                       2002      1.129          0.952           397,607
                                                       2001      1.000          1.129            10,873

  Travelers Large Cap Subaccount (11/99).............  2006      1.167          1.201                --
                                                       2005      1.096          1.167           113,401
                                                       2004      1.050          1.096           141,124
                                                       2003      0.860          1.050           147,137
                                                       2002      1.137          0.860            95,934
                                                       2001      1.000          1.137             8,222

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.107          1.175                --
                                                       2005      1.045          1.107                --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.018          1.020                --
                                                       2005      1.000          1.018                --

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.052          1.088                --
                                                       2005      1.000          1.052                --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.085          1.130                --
                                                       2005      1.017          1.085                --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.029          1.047                --
                                                       2005      1.011          1.029                --

  Travelers Managed Income Subaccount (11/99)........  2006      1.043          1.032                --
                                                       2005      1.050          1.043           642,511
                                                       2004      1.042          1.050           997,824
                                                       2003      0.981          1.042         1,082,482
                                                       2002      0.980          0.981           969,658
                                                       2001      1.000          0.980           126,164

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.249          1.324                --
                                                       2005      1.137          1.249           223,030
                                                       2004      1.002          1.137           248,325
                                                       2003      0.844          1.002           264,799
                                                       2002      1.151          0.844           226,138
                                                       2001      1.000          1.151            20,414

  Travelers MFS Mid Cap Growth Subaccount (6/02).....  2006      0.830          0.877                --
                                                       2005      0.822          0.830           279,928
                                                       2004      0.736          0.822            33,092
                                                       2003      0.548          0.736            29,675
                                                       2002      0.625          0.548             4,683

  Travelers MFS Total Return Subaccount (11/99)......  2006      1.261          1.299                --
                                                       2005      1.250          1.261         2,554,221
                                                       2004      1.144          1.250         2,980,414
                                                       2003      1.002          1.144         2,969,160
                                                       2002      1.080          1.002         2,625,598
                                                       2001      1.000          1.080           476,441

  Travelers MFS Value Subaccount (5/04)..............  2006      1.165          1.257                --
                                                       2005      1.117          1.165            28,462
                                                       2004      0.972          1.117            14,572

  Travelers Mondrian International Stock Subaccount
  (8/02).............................................  2006      1.290          1.480                --
                                                       2005      1.202          1.290           467,418
                                                       2004      1.060          1.202           421,402
                                                       2003      0.842          1.060           377,074
                                                       2002      0.844          0.842            10,138

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.370          1.451                --
                                                       2005      1.319          1.370             7,103
                                                       2004      1.212          1.319             3,681
                                                       2003      1.000          1.212                --

  Travelers Pioneer Mid Cap Value Subaccount (6/05)..  2006      1.037          1.090                --
                                                       2005      1.000          1.037                --

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.108          1.117                --
                                                       2005      1.091          1.108            67,722
                                                       2004      0.982          1.091             7,038

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.047          1.091                --
                                                       2005      1.047          1.047           241,361
                                                       2004      0.970          1.047           326,300
                                                       2003      0.747          0.970           343,430
                                                       2002      1.148          0.747           286,272
                                                       2001      1.000          1.148            85,438

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)..................................  2006      1.112          1.278                --
                                                       2005      1.000          1.112                --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.108          1.269                --
                                                       2005      1.005          1.108                --

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      1.092          1.132                --
                                                       2005      1.034          1.092            33,146
                                                       2004      1.016          1.034            98,222
                                                       2003      0.826          1.016           101,564
                                                       2002      1.193          0.826           105,425
                                                       2001      1.000          1.193            46,933

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2006      1.037          1.045            96,126
                                                       2005      0.981          1.037           144,555
                                                       2004      0.935          0.981           200,083
                                                       2003      0.750          0.935           194,819
                                                       2002      1.134          0.750           156,956
                                                       2001      1.000          1.134            69,805

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class) (11/99)..  2006      1.614          1.765           305,489
                                                       2005      1.410          1.614           325,328
                                                       2004      1.248          1.410           357,392
                                                       2003      0.992          1.248           287,237
                                                       2002      1.118          0.992           223,681
                                                       2001      1.000          1.118            74,817

  VIP Mid Cap Subaccount (Service Class 2) (5/02)....  2006      1.631          1.796           391,565
                                                       2005      1.411          1.631           355,930
                                                       2004      1.155          1.411           314,692
                                                       2003      0.853          1.155           255,006
                                                       2002      0.992          0.853           148,547

                         SEPARATE ACCOUNT CHARGES 2.10%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.249          1.304               --
                                                       2005      1.220          1.249           24,523
                                                       2004      1.120          1.220            4,812
                                                       2003      1.000          1.120               --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.304          1.269               --
                                                       2005      1.159          1.304               --
                                                       2004      1.093          1.159               --
                                                       2003      1.000          1.093               --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.474          1.738          206,289
                                                       2005      1.319          1.474          178,975
                                                       2004      1.187          1.319           99,580
                                                       2003      1.000          1.187           75,501

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.440          1.554          394,098
                                                       2005      1.266          1.440          390,697
                                                       2004      1.149          1.266          222,148
                                                       2003      1.000          1.149           87,646

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2006      1.284          1.449          242,898
                                                       2005      1.239          1.284          226,936
                                                       2004      1.147          1.239          125,019
                                                       2003      1.000          1.147           87,906

Capital Appreciation Fund
  Capital Appreciation Fund (6/02)...................  2006      1.551          1.532               --
                                                       2005      1.340          1.551           73,784
                                                       2004      1.145          1.340               --
                                                       2003      1.000          1.145               --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/02).............................................  2006      1.543          2.004               --
                                                       2005      1.470          1.543               --
                                                       2004      1.143          1.470               --
                                                       2003      1.000          1.143               --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.295          1.406               --
                                                       2005      1.201          1.295           12,858
                                                       2004      1.074          1.201               --
                                                       2003      1.000          1.074               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.293          1.439               --
                                                       2005      1.199          1.293           19,763
                                                       2004      1.067          1.199               --
                                                       2003      1.000          1.067               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2006      1.031          1.193           69,555
                                                       2005      0.984          1.031           70,308

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2006      1.336          1.422          122,413
                                                       2005      1.302          1.336           95,391
                                                       2004      1.192          1.302           73,991
                                                       2003      1.000          1.192           72,821

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.334          1.547               --
                                                       2005      1.232          1.334          122,543
                                                       2004      1.117          1.232            8,209
                                                       2003      1.000          1.117               --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2006      1.924          2.414           11,817
                                                       2005      1.542          1.924           12,852
                                                       2004      1.263          1.542               --
                                                       2003      1.000          1.263               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2006      1.472          1.750           87,893
                                                       2005      1.364          1.472           60,925
                                                       2004      1.175          1.364               --
                                                       2003      1.000          1.175               --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (7/02)...................................  2006      1.406          1.678               --
                                                       2005      1.319          1.406               --
                                                       2004      1.161          1.319               --
                                                       2003      1.000          1.161               --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2006      1.478          1.639              193
                                                       2005      1.347          1.478               --
                                                       2004      1.142          1.347               --
                                                       2003      1.000          1.142               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.344          1.502               --
                                                       2005      1.320          1.344           62,492
                                                       2004      1.173          1.320               --
                                                       2003      1.000          1.173               --

Legg Mason Partners Investment Series
  LMPIS Dividend Strategy Subaccount (5/01)..........  2006      1.090          1.258           21,440
                                                       2005      1.115          1.090           21,979
                                                       2004      1.101          1.115           57,419
                                                       2003      1.000          1.101               --

  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2006      1.207          1.269               --
                                                       2005      1.160          1.207               --
                                                       2004      1.151          1.160               --
                                                       2003      1.000          1.151               --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunties Subaccount
  (5/01).............................................  2006      1.436          1.587            2,100
                                                       2005      1.397          1.436            1,912
                                                       2004      1.234          1.397            1,478
                                                       2003      1.000          1.234            1,397

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2006      1.264          1.462               --
                                                       2005      1.241          1.264           37,563
                                                       2004      1.170          1.241           37,563
                                                       2003      1.000          1.170               --

  LMPVPI Investors Subaccount (Class I) (11/99)......  2006      1.293          1.498               --
                                                       2005      1.240          1.293               --
                                                       2004      1.147          1.240               --
                                                       2003      1.000          1.147               --

  LMPVPI Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2006      1.432          1.581           11,063
                                                       2005      1.394          1.432           11,063
                                                       2004      1.236          1.394               --
                                                       2003      1.000          1.236               --

Legg Mason Partners Variable Portfolios II
  LMPVPII Appreciation Subaccount (11/99)............  2006      1.218          1.369           26,682
                                                       2005      1.192          1.218           26,682
                                                       2004      1.119          1.192           26,682
                                                       2003      1.000          1.119               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPII Diversified Strategic Income Subaccount
  (11/99)............................................  2006      1.110          1.145           13,020
                                                       2005      1.105          1.110           13,020
                                                       2004      1.057          1.105            9,845
                                                       2003      1.000          1.057               --

  LMPVPII Equity Index Subaccount (Class II)
  (11/99)............................................  2006      1.245          1.403            3,933
                                                       2005      1.219          1.245            3,933
                                                       2004      1.130          1.219               --
                                                       2003      1.000          1.130               --

  LMPVPII Fundamental Value Subaccount (12/99).......  2006      1.271          1.453           40,560
                                                       2005      1.238          1.271           41,533
                                                       2004      1.169          1.238           25,340
                                                       2003      1.000          1.169            2,903

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount (9/03)..  2006      0.990          1.010           35,282
                                                       2005      0.988          0.990           33,655
                                                       2004      0.997          0.988           31,864
                                                       2003      1.000          0.997            2,406

  LMPVPIII Aggressive Growth Subaccount (11/99)......  2006      1.337          1.424           95,681
                                                       2005      1.223          1.337           64,036
                                                       2004      1.136          1.223           54,911
                                                       2003      1.000          1.136               --

  LMPVPIII High Income Subaccount (11/99)............  2006      1.197          1.301           57,888
                                                       2005      1.191          1.197           57,438
                                                       2004      1.101          1.191           43,116
                                                       2003      1.000          1.101            2,546

  LMPVPIII Large Cap Growth Subaccount (11/99).......  2006      1.183          1.212           12,773
                                                       2005      1.148          1.183           12,773
                                                       2004      1.169          1.148           46,877
                                                       2003      1.000          1.169               --

  LMPVPIII Mid Cap Core Subaccount (11/99)...........  2006      1.328          1.494           22,751
                                                       2005      1.252          1.328           23,642
                                                       2004      1.158          1.252           23,009
                                                       2003      1.000          1.158               --

  LMPVPIII Money Market Subaccount (11/99)...........  2006      0.989          1.013           72,872
                                                       2005      0.982          0.989           78,034
                                                       2004      0.994          0.982               --
                                                       2003      1.000          0.994               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios IV
  LMPVPIV Multiple Discipline Subaccount-All Cap
  Growth and Value (10/02)...........................  2006      1.215          1.352          443,644
                                                       2005      1.179          1.215          526,827
                                                       2004      1.129          1.179          838,573
                                                       2003      1.000          1.129          120,387

  LMPVPIV Multiple Discipline Subaccount-Balanced All
  Cap Growth and Value (10/02).......................  2006      1.143          1.237          626,159
                                                       2005      1.120          1.143          371,853
                                                       2004      1.089          1.120          186,971
                                                       2003      1.000          1.089            1,107

  LMPVPIV Multiple Discipline Subaccount-Global All
  Cap Growth and Value (10/02).......................  2006      1.284          1.449           71,149
                                                       2005      1.231          1.284          102,069
                                                       2004      1.140          1.231          121,998
                                                       2003      1.000          1.140               --

  LMPVPIV Multiple Discipline Subaccount-Large Cap
  Growth and Value (10/02)...........................  2006      1.189          1.308           49,911
                                                       2005      1.173          1.189           54,027
                                                       2004      1.122          1.173          193,059
                                                       2003      1.000          1.122               --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2006      1.272          1.461           95,093
                                                       2005      1.258          1.272          102,438
                                                       2004      1.140          1.258               --
                                                       2003      1.000          1.140               --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.488          1.635           81,354
                                                       2005      1.404          1.488           85,822
                                                       2004      1.156          1.404           25,827
                                                       2003      1.000          1.156               --

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2006      1.438          1.518               --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.268          1.347               --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2006      1.615          1.774           60,876

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.532          1.565           68,066

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2006      1.001          1.072          196,128

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2006      1.002          1.068               --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.342          1.321               --

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2006      1.278          1.264               --

  MIST MFS Value Subaccount (Class A) (4/06).........  2006      1.256          1.384           92,720

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2006      1.003          1.216               --

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2006      1.348          1.445               --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.089          1.142               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2006      1.116          1.153            7,102

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2006      1.003          1.025           86,232

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2006      1.348          1.312               --

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2006      1.017          1.052            6,810

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2006      1.256          1.287               --

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2006      1.283          1.296               --

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2006      1.308          1.337               --

  MSF MetLife Aggressive Allocation Subaccount
  (4/06).............................................  2006      1.002          1.057               --

  MSF MetLife Conservative Allocation Subaccount
  (4/06).............................................  2006      1.001          1.039               --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)..................................  2006      1.002          1.046               --

  MSF MetLife Moderate Allocation Subaccount (4/06)..  2006      1.002          1.051               --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)..................................  2006      1.002          1.056               --

  MSF MFS Total Return Subaccount (Class F) (4/06)...  2006      1.223          1.303          256,940

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.047           18,153

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2006      0.998          1.065               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.115          1.099           34,618
                                                       2005      1.115          1.115           36,177
                                                       2004      1.046          1.115           24,973
                                                       2003      1.000          1.046            4,700

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2006      1.056          1.073          356,978
                                                       2005      1.052          1.056          359,661
                                                       2004      1.024          1.052          191,473
                                                       2003      1.000          1.024           10,207

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2006      1.475          1.845               --
                                                       2005      1.343          1.475               --
                                                       2004      1.180          1.343               --
                                                       2003      1.000          1.180               --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2006      1.601          1.839           13,289
                                                       2005      1.528          1.601           13,871
                                                       2004      1.236          1.528            1,314
                                                       2003      1.000          1.236            1,436

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (6/01).............................................  2006      1.262          1.342               --
                                                       2005      1.185          1.262               --
                                                       2004      1.136          1.185               --
                                                       2003      1.000          1.136               --

  Travelers Equity Income Subaccount (11/99).........  2006      1.246          1.308               --
                                                       2005      1.218          1.246               --
                                                       2004      1.132          1.218               --
                                                       2003      1.000          1.132               --

  Travelers Large Cap Subaccount (11/99).............  2006      1.247          1.283               --
                                                       2005      1.172          1.247               --
                                                       2004      1.123          1.172               --
                                                       2003      1.000          1.123               --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.106          1.174               --
                                                       2005      1.045          1.106               --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.017          1.020               --
                                                       2005      1.000          1.017               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.051          1.087               --
                                                       2005      1.000          1.051               --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.084          1.129               --
                                                       2005      1.017          1.084               --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.028          1.047               --
                                                       2005      1.011          1.028               --

  Travelers Managed Income Subaccount (11/99)........  2006      1.029          1.017               --
                                                       2005      1.036          1.029            6,810
                                                       2004      1.029          1.036            5,115
                                                       2003      1.000          1.029               --

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.357          1.438               --
                                                       2005      1.236          1.357               --
                                                       2004      1.090          1.236               --
                                                       2003      1.000          1.090               --

  Travelers MFS Mid Cap Growth Subaccount (6/02).....  2006      1.276          1.348               --
                                                       2005      1.264          1.276               --
                                                       2004      1.132          1.264               --
                                                       2003      1.000          1.132               --

  Travelers MFS Total Return Subaccount (11/99)......  2006      1.187          1.223               --
                                                       2005      1.177          1.187          262,473
                                                       2004      1.078          1.177          104,798
                                                       2003      1.000          1.078           81,699

  Travelers MFS Value Subaccount (5/04)..............  2006      1.164          1.256               --
                                                       2005      1.117          1.164           97,398
                                                       2004      0.972          1.117               --

  Travelers Mondrian International Stock Subaccount
  (8/02).............................................  2006      1.408          1.615               --
                                                       2005      1.313          1.408           63,679
                                                       2004      1.158          1.313               --
                                                       2003      1.000          1.158               --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.273          1.348               --
                                                       2005      1.226          1.273           24,893
                                                       2004      1.127          1.226               --
                                                       2003      1.000          1.127               --

  Travelers Pioneer Mid Cap Value Subaccount (6/05)..  2006      1.036          1.089               --
                                                       2005      1.000          1.036               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.107          1.116               --
                                                       2005      1.091          1.107            7,102
                                                       2004      0.982          1.091               --

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.204          1.254               --
                                                       2005      1.205          1.204               --
                                                       2004      1.116          1.205               --
                                                       2003      1.000          1.116               --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)..................................  2006      1.112          1.278               --
                                                       2005      1.000          1.112               --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.107          1.268               --
                                                       2005      1.005          1.107               --

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      1.212          1.256               --
                                                       2005      1.148          1.212           20,157
                                                       2004      1.128          1.148               --
                                                       2003      1.000          1.128               --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2006      1.236          1.244            3,855
                                                       2005      1.169          1.236            3,267
                                                       2004      1.115          1.169            3,336
                                                       2003      1.000          1.115            2,893

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class) (11/99)..  2006      1.474          1.611           96,234
                                                       2005      1.288          1.474          105,425
                                                       2004      1.141          1.288               --
                                                       2003      1.000          1.141               --

  VIP Mid Cap Subaccount (Service Class 2) (5/02)....  2006      1.690          1.860           17,859
                                                       2005      1.462          1.690           20,828
                                                       2004      1.198          1.462            4,757
                                                       2003      1.000          1.198               --

                         SEPARATE ACCOUNT CHARGES 2.15%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.384          1.444                --
                                                       2005      1.352          1.384                --
                                                       2004      1.242          1.352                --
                                                       2003      0.960          1.242                --
                                                       2002      1.000          0.960                --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.364          1.326                --
                                                       2005      1.213          1.364            62,770
                                                       2004      1.144          1.213            58,277
                                                       2003      0.948          1.144             1,664
                                                       2002      1.000          0.948                --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.616          1.905           495,188
                                                       2005      1.448          1.616           482,005
                                                       2004      1.303          1.448           458,220
                                                       2003      0.984          1.303            36,452
                                                       2002      1.000          0.984                --

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.611          1.737         1,389,254
                                                       2005      1.416          1.611         1,445,146
                                                       2004      1.286          1.416         1,368,378
                                                       2003      0.960          1.286            70,233
                                                       2002      1.000          0.960                --

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2006      1.409          1.588         1,329,383
                                                       2005      1.360          1.409         1,347,106
                                                       2004      1.259          1.360         1,289,883
                                                       2003      0.971          1.259           144,983
                                                       2002      1.000          0.971                --

Capital Appreciation Fund
  Capital Appreciation Fund (6/02)...................  2006      1.602          1.583                --
                                                       2005      1.385          1.602             5,975
                                                       2004      1.184          1.385               769
                                                       2003      0.968          1.184                --
                                                       2002      1.000          0.968                --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/02).............................................  2006      1.779          2.309                --
                                                       2005      1.696          1.779            62,620
                                                       2004      1.319          1.696            58,367
                                                       2003      1.005          1.319             4,827
                                                       2002      1.000          1.005                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.294          1.405                --
                                                       2005      1.200          1.294           420,136
                                                       2004      1.073          1.200           361,311
                                                       2003      0.996          1.073                --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.291          1.437                --
                                                       2005      1.198          1.291           276,788
                                                       2004      1.067          1.198           264,527
                                                       2003      1.016          1.067                --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2006      1.030          1.192                --
                                                       2005      0.984          1.030                --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2006      1.456          1.549             9,365
                                                       2005      1.420          1.456             9,365
                                                       2004      1.301          1.420             9,365
                                                       2003      0.969          1.301             9,365
                                                       2002      1.000          0.969                --

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.453          1.683                --
                                                       2005      1.342          1.453           207,118
                                                       2004      1.218          1.342           176,628
                                                       2003      0.994          1.218            60,706
                                                       2002      1.000          0.994                --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2006      2.193          2.750            95,999
                                                       2005      1.759          2.193           106,758
                                                       2004      1.441          1.759            65,328
                                                       2003      1.000          1.441             7,709

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2006      1.601          1.903           101,816
                                                       2005      1.484          1.601           102,005
                                                       2004      1.279          1.484            95,320
                                                       2003      0.989          1.279            18,112
                                                       2002      1.000          0.989                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (7/02)...................................  2006      1.528          1.822                --
                                                       2005      1.434          1.528           331,794
                                                       2004      1.263          1.434           286,389
                                                       2003      0.976          1.263            41,590
                                                       2002      1.000          0.976                --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2006      1.676          1.859                --
                                                       2005      1.529          1.676                --
                                                       2004      1.296          1.529                --
                                                       2003      0.983          1.296                --
                                                       2002      1.000          0.983                --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.521          1.699                --
                                                       2005      1.495          1.521           184,983
                                                       2004      1.329          1.495           182,013
                                                       2003      1.018          1.329            13,380

Legg Mason Partners Investment Series
  LMPIS Dividend Strategy Subaccount (5/01)..........  2006      1.150          1.328                --
                                                       2005      1.178          1.150                --
                                                       2004      1.164          1.178                --
                                                       2003      0.963          1.164                --
                                                       2002      1.000          0.963                --

  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2006      1.322          1.389                --
                                                       2005      1.270          1.322                --
                                                       2004      1.261          1.270                --
                                                       2003      0.960          1.261                --
                                                       2002      1.000          0.960                --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunties Subaccount
  (5/01).............................................  2006      1.573          1.738                --
                                                       2005      1.532          1.573                --
                                                       2004      1.354          1.532                --
                                                       2003      0.974          1.354                --
                                                       2002      1.000          0.974                --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2006      1.410          1.630           119,843
                                                       2005      1.385          1.410            81,352
                                                       2004      1.306          1.385            72,942
                                                       2003      0.960          1.306             2,066
                                                       2002      1.000          0.960                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPI Investors Subaccount (Class I) (11/99)......  2006      1.398          1.619           128,372
                                                       2005      1.341          1.398           123,801
                                                       2004      1.241          1.341           114,838
                                                       2003      0.958          1.241             2,898
                                                       2002      1.000          0.958                --

  LMPVPI Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2006      1.635          1.804            98,682
                                                       2005      1.592          1.635            92,752
                                                       2004      1.413          1.592            78,737
                                                       2003      0.970          1.413            14,928
                                                       2002      1.000          0.970                --

Legg Mason Partners Variable Portfolios II
  LMPVPII Appreciation Subaccount (11/99)............  2006      1.294          1.454            33,097
                                                       2005      1.268          1.294            33,097
                                                       2004      1.191          1.268            33,097
                                                       2003      0.977          1.191            33,097
                                                       2002      1.000          0.977                --

  LMPVPII Diversified Strategic Income Subaccount
  (11/99)............................................  2006      1.158          1.195             9,539
                                                       2005      1.154          1.158             9,539
                                                       2004      1.105          1.154             9,539
                                                       2003      1.010          1.105             9,539
                                                       2002      1.000          1.010                --

  LMPVPII Equity Index Subaccount (Class II)
  (11/99)............................................  2006      1.331          1.499           331,961
                                                       2005      1.304          1.331           357,933
                                                       2004      1.209          1.304           411,278
                                                       2003      0.967          1.209            48,170
                                                       2002      1.000          0.967                --

  LMPVPII Fundamental Value Subaccount (12/99).......  2006      1.423          1.627             8,064
                                                       2005      1.388          1.423             8,642
                                                       2004      1.310          1.388             8,642
                                                       2003      0.966          1.310             8,642
                                                       2002      1.000          0.966                --

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount (9/03)..  2006      0.989          1.008           362,079
                                                       2005      0.987          0.989           382,852
                                                       2004      0.997          0.987           334,352
                                                       2003      1.000          0.997            18,897

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPIII Aggressive Growth Subaccount (11/99)......  2006      1.472          1.567                --
                                                       2005      1.347          1.472                --
                                                       2004      1.252          1.347                --
                                                       2003      0.951          1.252                --
                                                       2002      1.000          0.951                --

  LMPVPIII High Income Subaccount (11/99)............  2006      1.365          1.482             9,713
                                                       2005      1.359          1.365            10,290
                                                       2004      1.257          1.359            10,296
                                                       2003      1.007          1.257             9,918
                                                       2002      1.000          1.007                --

  LMPVPIII Large Cap Growth Subaccount (11/99).......  2006      1.382          1.415                --
                                                       2005      1.342          1.382                --
                                                       2004      1.366          1.342                --
                                                       2003      0.946          1.366                --
                                                       2002      1.000          0.946                --

  LMPVPIII Mid Cap Core Subaccount (11/99)...........  2006      1.421          1.597            19,016
                                                       2005      1.341          1.421            19,016
                                                       2004      1.240          1.341            19,016
                                                       2003      0.977          1.240            19,016
                                                       2002      1.000          0.977                --

  LMPVPIII Money Market Subaccount (11/99)...........  2006      0.978          1.002            24,175
                                                       2005      0.972          0.978            24,852
                                                       2004      0.985          0.972            24,852
                                                       2003      0.999          0.985            24,852
                                                       2002      1.000          0.999                --

Legg Mason Partners Variable Portfolios IV
  LMPVPIV Multiple Discipline Subaccount-All Cap
  Growth and Value (10/02)...........................  2006      1.341          1.491            48,134
                                                       2005      1.301          1.341            62,731
                                                       2004      1.247          1.301            62,758
                                                       2003      0.969          1.247           128,588
                                                       2002      1.000          0.969                --

  LMPVPIV Multiple Discipline Subaccount-Balanced All
  Cap Growth and Value (10/02).......................  2006      1.226          1.326            34,104
                                                       2005      1.201          1.226            36,551
                                                       2004      1.169          1.201            36,551
                                                       2003      0.979          1.169           197,996
                                                       2002      1.000          0.979                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPIV Multiple Discipline Subaccount-Global All
  Cap Growth and Value (10/02).......................  2006      1.395          1.573                --
                                                       2005      1.337          1.395                --
                                                       2004      1.239          1.337                --
                                                       2003      0.962          1.239                --
                                                       2002      1.000          0.962                --

  LMPVPIV Multiple Discipline Subaccount-Large Cap
  Growth and Value (10/02)...........................  2006      1.285          1.413            55,142
                                                       2005      1.268          1.285            55,748
                                                       2004      1.214          1.268            55,748
                                                       2003      0.961          1.214            30,431
                                                       2002      1.000          0.961                --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2006      1.380          1.584           290,580
                                                       2005      1.365          1.380           258,906
                                                       2004      1.238          1.365           250,029
                                                       2003      1.021          1.238            18,755

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.612          1.771           462,950
                                                       2005      1.522          1.612           602,227
                                                       2004      1.253          1.522           558,676
                                                       2003      1.012          1.253            30,096

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2006      1.521          1.605           126,210

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.267          1.346             9,788

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2006      1.755          1.926           153,187

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.583          1.617             5,702

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2006      1.001          1.072            14,696

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2006      1.002          1.068            13,471

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.443          1.420            46,456

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2006      1.277          1.263            12,733

  MIST MFS Value Subaccount (Class A) (4/06).........  2006      1.255          1.382           193,097

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2006      1.003          1.216           127,500

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2006      1.447          1.550             7,808

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.089          1.142                --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2006      1.115          1.151            87,887

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2006      1.003          1.025           638,744

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2006      1.554          1.512            71,483

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2006      1.063          1.099            53,668

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2006      1.320          1.352                --

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2006      1.345          1.359            50,523

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2006      1.419          1.450           161,893

  MSF MetLife Aggressive Allocation Subaccount
  (4/06).............................................  2006      1.002          1.056                --

  MSF MetLife Conservative Allocation Subaccount
  (4/06).............................................  2006      1.001          1.039            28,996

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)..................................  2006      1.002          1.045                --

  MSF MetLife Moderate Allocation Subaccount (4/06)..  2006      1.002          1.051           203,900

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)..................................  2006      1.002          1.055                --

  MSF MFS Total Return Subaccount (Class F) (4/06)...  2006      1.274          1.356         1,422,795

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.047         1,028,643

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2006      0.998          1.065            77,405

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.110          1.095           231,665
                                                       2005      1.111          1.110           225,093
                                                       2004      1.043          1.111           159,740
                                                       2003      1.002          1.043             6,497

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2006      1.071          1.088           555,591
                                                       2005      1.068          1.071           574,292
                                                       2004      1.040          1.068           536,319
                                                       2003      1.012          1.040            52,717
                                                       2002      1.000          1.012                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2006      1.562          1.953            73,804
                                                       2005      1.422          1.562            75,118
                                                       2004      1.251          1.422            64,572
                                                       2003      0.994          1.251                --
                                                       2002      1.000          0.994                --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2006      1.851          2.125           160,645
                                                       2005      1.767          1.851           175,716
                                                       2004      1.431          1.767           162,126
                                                       2003      0.977          1.431            11,692
                                                       2002      1.000          0.977                --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (6/01).............................................  2006      1.357          1.443                --
                                                       2005      1.275          1.357            46,791
                                                       2004      1.224          1.275            41,960
                                                       2003      0.967          1.224            11,023
                                                       2002      1.000          0.967                --

  Travelers Equity Income Subaccount (11/99).........  2006      1.353          1.419                --
                                                       2005      1.323          1.353           175,114
                                                       2004      1.230          1.323           183,922
                                                       2003      0.958          1.230                --
                                                       2002      1.000          0.958                --

  Travelers Large Cap Subaccount (11/99).............  2006      1.308          1.345                --
                                                       2005      1.230          1.308            26,320
                                                       2004      1.179          1.230            21,855
                                                       2003      0.967          1.179             2,446
                                                       2002      1.000          0.967                --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.106          1.174                --
                                                       2005      1.045          1.106                --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.017          1.019                --
                                                       2005      1.000          1.017            28,480

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.051          1.087                --
                                                       2005      1.000          1.051           161,755

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.084          1.129                --
                                                       2005      1.017          1.084                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.028          1.046                --
                                                       2005      1.011          1.028                --

  Travelers Managed Income Subaccount (11/99)........  2006      1.075          1.063                --
                                                       2005      1.083          1.075            53,668
                                                       2004      1.076          1.083            53,668
                                                       2003      1.014          1.076            53,668
                                                       2002      1.000          1.014                --

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.435          1.521                --
                                                       2005      1.309          1.435           128,179
                                                       2004      1.154          1.309           123,977
                                                       2003      0.973          1.154             6,398
                                                       2002      1.000          0.973                --

  Travelers MFS Mid Cap Growth Subaccount (6/02).....  2006      1.472          1.554                --
                                                       2005      1.459          1.472           107,840
                                                       2004      1.306          1.459            74,203
                                                       2003      0.974          1.306             6,590
                                                       2002      1.000          0.974                --

  Travelers MFS Total Return Subaccount (11/99)......  2006      1.236          1.274                --
                                                       2005      1.226          1.236         1,399,762
                                                       2004      1.124          1.226         1,265,778
                                                       2003      0.986          1.124           129,554
                                                       2002      1.000          0.986                --

  Travelers MFS Value Subaccount (5/04)..............  2006      1.163          1.255                --
                                                       2005      1.117          1.163            98,144
                                                       2004      0.972          1.117            15,762

  Travelers Mondrian International Stock Subaccount
  (8/02).............................................  2006      1.530          1.755                --
                                                       2005      1.428          1.530           155,122
                                                       2004      1.260          1.428           158,573
                                                       2003      1.001          1.260             8,954
                                                       2002      1.000          1.001                --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.366          1.447                --
                                                       2005      1.317          1.366             8,038
                                                       2004      1.211          1.317             7,877
                                                       2003      1.022          1.211                --

  Travelers Pioneer Mid Cap Value Subaccount (6/05)..  2006      1.036          1.089                --
                                                       2005      1.000          1.036                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.106          1.115                --
                                                       2005      1.090          1.106            63,092
                                                       2004      0.982          1.090            52,796

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.355          1.411                --
                                                       2005      1.357          1.355            22,596
                                                       2004      1.258          1.357            22,596
                                                       2003      0.969          1.258            18,537
                                                       2002      1.000          0.969                --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)..................................  2006      1.111          1.277                --
                                                       2005      1.000          1.111             5,892

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.107          1.267                --
                                                       2005      1.005          1.107             5,163

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      1.274          1.320                --
                                                       2005      1.207          1.274                --
                                                       2004      1.188          1.207                --
                                                       2003      0.966          1.188                --
                                                       2002      1.000          0.966                --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2006      1.323          1.332                --
                                                       2005      1.253          1.323                --
                                                       2004      1.196          1.253                --
                                                       2003      0.959          1.196                --
                                                       2002      1.000          0.959                --

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class) (11/99)..  2006      1.608          1.756             9,433
                                                       2005      1.406          1.608             9,433
                                                       2004      1.246          1.406             9,433
                                                       2003      0.991          1.246             9,433
                                                       2002      1.000          0.991                --

  VIP Mid Cap Subaccount (Service Class 2) (5/02)....  2006      1.881          2.069           541,294
                                                       2005      1.628          1.881           486,945
                                                       2004      1.334          1.628           479,347
                                                       2003      0.986          1.334            43,499
                                                       2002      1.000          0.986                --

                         SEPARATE ACCOUNT CHARGES 2.20%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.246          1.300               --
                                                       2005      1.218          1.246               --
                                                       2004      1.119          1.218               --
                                                       2003      1.000          1.119               --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.301          1.264               --
                                                       2005      1.158          1.301               --
                                                       2004      1.092          1.158               --
                                                       2003      1.000          1.092               --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.471          1.733            9,509
                                                       2005      1.318          1.471            8,186
                                                       2004      1.187          1.318               --
                                                       2003      1.000          1.187               --

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.437          1.549          189,493
                                                       2005      1.264          1.437          183,683
                                                       2004      1.148          1.264          175,438
                                                       2003      1.000          1.148           37,830

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2006      1.281          1.444           88,830
                                                       2005      1.238          1.281           84,261
                                                       2004      1.146          1.238           65,067
                                                       2003      1.000          1.146           38,300

Capital Appreciation Fund
  Capital Appreciation Fund (6/02)...................  2006      1.547          1.528               --
                                                       2005      1.338          1.547               --
                                                       2004      1.144          1.338               --
                                                       2003      1.000          1.144               --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/02).............................................  2006      1.540          1.998               --
                                                       2005      1.468          1.540               --
                                                       2004      1.142          1.468               --
                                                       2003      1.000          1.142               --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.293          1.403               --
                                                       2005      1.199          1.293               --
                                                       2004      1.073          1.199               --
                                                       2003      0.996          1.073               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.290          1.435               --
                                                       2005      1.197          1.290           89,553
                                                       2004      1.067          1.197           89,553
                                                       2003      1.016          1.067               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2006      1.030          1.191               --
                                                       2005      0.984          1.030               --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2006      1.332          1.417            8,085
                                                       2005      1.300          1.332            8,089
                                                       2004      1.192          1.300            4,958
                                                       2003      1.000          1.192               --

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.331          1.541               --
                                                       2005      1.230          1.331            7,100
                                                       2004      1.117          1.230            5,352
                                                       2003      1.000          1.117               --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2006      1.920          2.406            2,547
                                                       2005      1.540          1.920            2,186
                                                       2004      1.262          1.540            2,186
                                                       2003      1.000          1.262               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2006      1.468          1.745          126,622
                                                       2005      1.362          1.468          125,688
                                                       2004      1.175          1.362          124,988
                                                       2003      1.000          1.175               --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (7/02)...................................  2006      1.403          1.672               --
                                                       2005      1.317          1.403               --
                                                       2004      1.161          1.317               --
                                                       2003      1.000          1.161               --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2006      1.474          1.634               --
                                                       2005      1.345          1.474               --
                                                       2004      1.141          1.345               --
                                                       2003      1.000          1.141               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.341          1.497               --
                                                       2005      1.318          1.341               --
                                                       2004      1.172          1.318               --
                                                       2003      1.000          1.172               --

Legg Mason Partners Investment Series
  LMPIS Dividend Strategy Subaccount (5/01)..........  2006      1.087          1.254               --
                                                       2005      1.113          1.087               --
                                                       2004      1.101          1.113               --
                                                       2003      1.000          1.101               --

  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2006      1.204          1.265               --
                                                       2005      1.158          1.204               --
                                                       2004      1.151          1.158               --
                                                       2003      1.000          1.151               --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunties Subaccount
  (5/01).............................................  2006      1.432          1.582               --
                                                       2005      1.395          1.432               --
                                                       2004      1.234          1.395               --
                                                       2003      1.000          1.234               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2006      1.261          1.457               --
                                                       2005      1.239          1.261               --
                                                       2004      1.169          1.239               --
                                                       2003      1.000          1.169               --

  LMPVPI Investors Subaccount (Class I) (11/99)......  2006      1.290          1.492               --
                                                       2005      1.238          1.290               --
                                                       2004      1.146          1.238               --
                                                       2003      1.000          1.146               --

  LMPVPI Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2006      1.428          1.576               --
                                                       2005      1.392          1.428               --
                                                       2004      1.236          1.392               --
                                                       2003      1.000          1.236               --

Legg Mason Partners Variable Portfolios II
  LMPVPII Appreciation Subaccount (11/99)............  2006      1.215          1.364           51,208
                                                       2005      1.191          1.215           49,888
                                                       2004      1.119          1.191           47,432
                                                       2003      1.000          1.119           35,980

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPII Diversified Strategic Income Subaccount
  (11/99)............................................  2006      1.107          1.142               --
                                                       2005      1.104          1.107               --
                                                       2004      1.057          1.104               --
                                                       2003      1.000          1.057               --

  LMPVPII Equity Index Subaccount (Class II)
  (11/99)............................................  2006      1.242          1.399               --
                                                       2005      1.218          1.242               --
                                                       2004      1.129          1.218               --
                                                       2003      1.000          1.129               --

  LMPVPII Fundamental Value Subaccount (12/99).......  2006      1.268          1.448          110,831
                                                       2005      1.237          1.268          110,831
                                                       2004      1.168          1.237          110,831
                                                       2003      1.000          1.168               --

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount (9/03)..  2006      0.988          1.006               --
                                                       2005      0.987          0.988               --
                                                       2004      0.997          0.987               --
                                                       2003      1.000          0.997               --

  LMPVPIII Aggressive Growth Subaccount (11/99)......  2006      1.334          1.419           42,528
                                                       2005      1.221          1.334           40,605
                                                       2004      1.135          1.221           40,605
                                                       2003      1.000          1.135           32,549

  LMPVPIII High Income Subaccount (11/99)............  2006      1.194          1.296            2,478
                                                       2005      1.189          1.194            2,014
                                                       2004      1.101          1.189              167
                                                       2003      1.000          1.101               --

  LMPVPIII Large Cap Growth Subaccount (11/99).......  2006      1.180          1.208            3,588
                                                       2005      1.147          1.180            3,593
                                                       2004      1.168          1.147               --
                                                       2003      1.000          1.168               --

  LMPVPIII Mid Cap Core Subaccount (11/99)...........  2006      1.325          1.488            6,552
                                                       2005      1.251          1.325            6,147
                                                       2004      1.158          1.251            6,147
                                                       2003      1.000          1.158               --

  LMPVPIII Money Market Subaccount (11/99)...........  2006      0.986          1.009               --
                                                       2005      0.981          0.986               --
                                                       2004      0.994          0.981               --
                                                       2003      1.000          0.994               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios IV
  LMPVPIV Multiple Discipline Subaccount-All Cap
  Growth and Value (10/02)...........................  2006      1.212          1.347            4,184
                                                       2005      1.177          1.212           11,628
                                                       2004      1.128          1.177            7,392
                                                       2003      1.000          1.128               --

  LMPVPIV Multiple Discipline Subaccount-Balanced All
  Cap Growth and Value (10/02).......................  2006      1.140          1.233               --
                                                       2005      1.118          1.140               --
                                                       2004      1.088          1.118               --
                                                       2003      1.000          1.088               --

  LMPVPIV Multiple Discipline Subaccount-Global All
  Cap Growth and Value (10/02).......................  2006      1.281          1.444               --
                                                       2005      1.229          1.281               --
                                                       2004      1.140          1.229               --
                                                       2003      1.000          1.140               --

  LMPVPIV Multiple Discipline Subaccount-Large Cap
  Growth and Value (10/02)...........................  2006      1.187          1.303               --
                                                       2005      1.171          1.187               --
                                                       2004      1.122          1.171               --
                                                       2003      1.000          1.122               --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2006      1.269          1.456          114,321
                                                       2005      1.256          1.269          114,321
                                                       2004      1.140          1.256          114,321
                                                       2003      1.000          1.140               --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.484          1.630           49,264
                                                       2005      1.402          1.484           45,463
                                                       2004      1.155          1.402           45,463
                                                       2003      1.000          1.155           32,578

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2006      1.434          1.513               --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.267          1.345               --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2006      1.611          1.768            1,466

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.528          1.560               --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2006      1.001          1.072           12,045

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2006      1.002          1.068               --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.338          1.316               --

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2006      1.277          1.262               --

  MIST MFS Value Subaccount (Class A) (4/06).........  2006      1.254          1.380               --

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2006      1.003          1.215              507

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2006      1.345          1.440            1,955

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.088          1.141               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2006      1.114          1.149               --

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2006      1.003          1.025          129,605

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2006      1.344          1.307            3,249

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2006      1.015          1.049           21,992

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2006      1.252          1.282               --

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2006      1.280          1.292               --

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2006      1.304          1.332               --

  MSF MetLife Aggressive Allocation Subaccount
  (4/06).............................................  2006      1.002          1.056               --

  MSF MetLife Conservative Allocation Subaccount
  (4/06).............................................  2006      1.001          1.038               --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)..................................  2006      1.002          1.045               --

  MSF MetLife Moderate Allocation Subaccount (4/06)..  2006      1.002          1.050               --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)..................................  2006      1.002          1.055               --

  MSF MFS Total Return Subaccount (Class F) (4/06)...  2006      1.220          1.299               --

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.047               --

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2006      0.998          1.064               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.112          1.096               --
                                                       2005      1.114          1.112               --
                                                       2004      1.045          1.114               --
                                                       2003      1.000          1.045               --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2006      1.053          1.070            4,670
                                                       2005      1.051          1.053            5,007
                                                       2004      1.024          1.051            2,322
                                                       2003      1.000          1.024               --

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2006      1.472          1.839               --
                                                       2005      1.341          1.472               --
                                                       2004      1.180          1.341               --
                                                       2003      1.000          1.180               --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2006      1.598          1.833               --
                                                       2005      1.526          1.598               --
                                                       2004      1.236          1.526               --
                                                       2003      1.000          1.236               --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (6/01).............................................  2006      1.259          1.338               --
                                                       2005      1.184          1.259               --
                                                       2004      1.136          1.184               --
                                                       2003      1.000          1.136               --

  Travelers Equity Income Subaccount (11/99).........  2006      1.243          1.304               --
                                                       2005      1.217          1.243               --
                                                       2004      1.132          1.217               --
                                                       2003      1.000          1.132               --

  Travelers Large Cap Subaccount (11/99).............  2006      1.244          1.280               --
                                                       2005      1.170          1.244               --
                                                       2004      1.123          1.170               --
                                                       2003      1.000          1.123               --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.105          1.173               --
                                                       2005      1.045          1.105               --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.017          1.019               --
                                                       2005      1.000          1.017               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.051          1.086               --
                                                       2005      1.000          1.051               --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.084          1.128               --
                                                       2005      1.017          1.084               --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.028          1.046               --
                                                       2005      1.011          1.028               --

  Travelers Managed Income Subaccount (11/99)........  2006      1.026          1.015               --
                                                       2005      1.035          1.026           20,698
                                                       2004      1.029          1.035           20,698
                                                       2003      1.000          1.029               --

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.353          1.434               --
                                                       2005      1.235          1.353               --
                                                       2004      1.089          1.235               --
                                                       2003      1.000          1.089               --

  Travelers MFS Mid Cap Growth Subaccount (6/02).....  2006      1.273          1.344               --
                                                       2005      1.263          1.273            3,253
                                                       2004      1.131          1.263               --
                                                       2003      1.000          1.131               --

  Travelers MFS Total Return Subaccount (11/99)......  2006      1.184          1.220               --
                                                       2005      1.176          1.184               --
                                                       2004      1.078          1.176               --
                                                       2003      1.000          1.078               --

  Travelers MFS Value Subaccount (5/04)..............  2006      1.163          1.254               --
                                                       2005      1.116          1.163               --
                                                       2004      0.972          1.116               --

  Travelers Mondrian International Stock Subaccount
  (8/02).............................................  2006      1.405          1.611               --
                                                       2005      1.311          1.405            1,469
                                                       2004      1.158          1.311               --
                                                       2003      1.000          1.158               --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.270          1.345               --
                                                       2005      1.225          1.270            1,959
                                                       2004      1.126          1.225              164
                                                       2003      1.000          1.126               --

  Travelers Pioneer Mid Cap Value Subaccount (6/05)..  2006      1.036          1.088               --
                                                       2005      1.000          1.036               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.105          1.114               --
                                                       2005      1.090          1.105               --
                                                       2004      0.982          1.090               --

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.201          1.251               --
                                                       2005      1.203          1.201               --
                                                       2004      1.116          1.203               --
                                                       2003      1.000          1.116               --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)..................................  2006      1.111          1.277               --
                                                       2005      1.000          1.111               --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.107          1.267               --
                                                       2005      1.005          1.107               --

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      1.209          1.252               --
                                                       2005      1.146          1.209               --
                                                       2004      1.128          1.146               --
                                                       2003      1.000          1.128               --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2006      1.233          1.240           29,606
                                                       2005      1.167          1.233           29,606
                                                       2004      1.115          1.167           29,606
                                                       2003      1.000          1.115               --

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class) (11/99)..  2006      1.471          1.606               --
                                                       2005      1.287          1.471               --
                                                       2004      1.140          1.287               --
                                                       2003      1.000          1.140               --

  VIP Mid Cap Subaccount (Service Class 2) (5/02)....  2006      1.686          1.854              991
                                                       2005      1.460          1.686               --
                                                       2004      1.197          1.460               --
                                                       2003      1.000          1.197               --

                         SEPARATE ACCOUNT CHARGES 2.25%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.380          1.440                 --
                                                       2005      1.349          1.380          1,344,238
                                                       2004      1.241          1.349          1,236,732
                                                       2003      0.960          1.241            854,793
                                                       2002      1.000          0.960                 --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.360          1.321                 --
                                                       2005      1.211          1.360            468,337
                                                       2004      1.143          1.211            459,945
                                                       2003      0.948          1.143            168,663
                                                       2002      1.000          0.948                 --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.612          1.898          5,800,969
                                                       2005      1.445          1.612          6,040,065
                                                       2004      1.302          1.445          5,306,790
                                                       2003      0.984          1.302          2,711,712
                                                       2002      1.000          0.984                 --

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.606          1.730         18,281,097
                                                       2005      1.413          1.606         20,721,963
                                                       2004      1.285          1.413         18,572,237
                                                       2003      0.960          1.285         10,866,088
                                                       2002      1.000          0.960                 --

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2006      1.404          1.582         20,782,470
                                                       2005      1.357          1.404         24,301,428
                                                       2004      1.257          1.357         22,621,936
                                                       2003      0.971          1.257         13,557,952
                                                       2002      1.000          0.971                 --

Capital Appreciation Fund
  Capital Appreciation Fund (6/02)...................  2006      1.597          1.577                 --
                                                       2005      1.382          1.597            178,408
                                                       2004      1.183          1.382             70,171
                                                       2003      0.968          1.183             62,961
                                                       2002      1.000          0.968                 --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/02).............................................  2006      1.773          2.300                 --
                                                       2005      1.692          1.773            636,759
                                                       2004      1.317          1.692            544,495
                                                       2003      1.005          1.317            376,157
                                                       2002      1.000          1.005                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.291          1.401                 --
                                                       2005      1.199          1.291            526,467
                                                       2004      1.073          1.199            434,954
                                                       2003      1.000          1.073             14,159

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.289          1.433                 --
                                                       2005      1.197          1.289            593,796
                                                       2004      1.067          1.197            372,299
                                                       2003      1.000          1.067             10,036

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2006      1.030          1.190            882,488
                                                       2005      0.984          1.030            535,471

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2006      1.452          1.543          2,136,420
                                                       2005      1.417          1.452          2,752,422
                                                       2004      1.300          1.417          2,926,013
                                                       2003      0.969          1.300          2,045,532
                                                       2002      1.000          0.969                 --

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.448          1.676                 --
                                                       2005      1.340          1.448          6,323,482
                                                       2004      1.217          1.340          5,186,994
                                                       2003      0.994          1.217          3,312,164
                                                       2002      1.000          0.994                 --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2006      2.188          2.740            975,031
                                                       2005      1.756          2.188          1,150,213
                                                       2004      1.440          1.756            862,804
                                                       2003      1.000          1.440            368,517

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2006      1.596          1.895          3,846,907
                                                       2005      1.481          1.596          4,394,621
                                                       2004      1.278          1.481          3,889,690
                                                       2003      0.989          1.278          2,193,501
                                                       2002      1.000          0.989                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (7/02)...................................  2006      1.524          1.815                 --
                                                       2005      1.431          1.524            923,889
                                                       2004      1.262          1.431            431,766
                                                       2003      0.976          1.262             87,223
                                                       2002      1.000          0.976                 --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2006      1.671          1.851            256,336
                                                       2005      1.525          1.671            325,878
                                                       2004      1.295          1.525            302,452
                                                       2003      0.983          1.295            210,735
                                                       2002      1.000          0.983                 --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.517          1.693                 --
                                                       2005      1.492          1.517            808,709
                                                       2004      1.328          1.492            733,265
                                                       2003      1.000          1.328            316,143

Legg Mason Partners Investment Series
  LMPIS Dividend Strategy Subaccount (5/01)..........  2006      1.147          1.323            769,482
                                                       2005      1.175          1.147            958,647
                                                       2004      1.163          1.175          1,090,467
                                                       2003      0.963          1.163            803,964
                                                       2002      1.000          0.963                 --

  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2006      1.318          1.383            433,647
                                                       2005      1.268          1.318            415,196
                                                       2004      1.260          1.268            418,070
                                                       2003      0.960          1.260            343,672
                                                       2002      1.000          0.960                 --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunties Subaccount
  (5/01).............................................  2006      1.568          1.731            642,308
                                                       2005      1.529          1.568          1,925,628
                                                       2004      1.353          1.529          1,431,235
                                                       2003      0.974          1.353          1,932,845
                                                       2002      1.000          0.974                 --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2006      1.406          1.624          1,686,838
                                                       2005      1.382          1.406          2,300,359
                                                       2004      1.305          1.382          3,268,365
                                                       2003      0.960          1.305          1,724,848
                                                       2002      1.000          0.960                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPI Investors Subaccount (Class I) (11/99)......  2006      1.394          1.612          1,272,625
                                                       2005      1.338          1.394          2,512,286
                                                       2004      1.240          1.338          2,820,016
                                                       2003      0.958          1.240          1,330,720
                                                       2002      1.000          0.958                 --

  LMPVPI Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2006      1.630          1.797          1,035,131
                                                       2005      1.589          1.630          2,239,133
                                                       2004      1.412          1.589          1,763,283
                                                       2003      0.970          1.412            943,187
                                                       2002      1.000          0.970                 --

Legg Mason Partners Variable Portfolios II
  LMPVPII Appreciation Subaccount (11/99)............  2006      1.290          1.448          4,498,552
                                                       2005      1.265          1.290          5,498,706
                                                       2004      1.190          1.265          5,459,813
                                                       2003      0.977          1.190          3,761,358
                                                       2002      1.000          0.977                 --

  LMPVPII Diversified Strategic Income Subaccount
  (11/99)............................................  2006      1.155          1.190          2,077,266
                                                       2005      1.152          1.155          2,949,751
                                                       2004      1.103          1.152          3,285,089
                                                       2003      1.010          1.103          2,322,848
                                                       2002      1.000          1.010                 --

  LMPVPII Equity Index Subaccount (Class II)
  (11/99)............................................  2006      1.327          1.493          2,504,987
                                                       2005      1.302          1.327          3,053,694
                                                       2004      1.208          1.302          2,973,725
                                                       2003      0.967          1.208          2,335,616
                                                       2002      1.000          0.967                 --

  LMPVPII Fundamental Value Subaccount (12/99).......  2006      1.419          1.621          5,899,451
                                                       2005      1.385          1.419          7,877,497
                                                       2004      1.309          1.385          7,968,858
                                                       2003      0.966          1.309          5,155,503
                                                       2002      1.000          0.966                 --

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount (9/03)..  2006      0.987          1.005          1,820,690
                                                       2005      0.986          0.987          2,056,662
                                                       2004      0.997          0.986          1,044,555
                                                       2003      1.000          0.997            143,635

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPIII Aggressive Growth Subaccount (11/99)......  2006      1.467          1.561         10,877,430
                                                       2005      1.344          1.467         14,276,616
                                                       2004      1.250          1.344         13,826,694
                                                       2003      0.951          1.250          8,499,681
                                                       2002      1.000          0.951                 --

  LMPVPIII High Income Subaccount (11/99)............  2006      1.361          1.476          4,612,855
                                                       2005      1.356          1.361          6,386,240
                                                       2004      1.256          1.356          7,788,209
                                                       2003      1.007          1.256          6,592,357
                                                       2002      1.000          1.007                 --

  LMPVPIII Large Cap Growth Subaccount (11/99).......  2006      1.378          1.409          4,426,285
                                                       2005      1.339          1.378          5,680,350
                                                       2004      1.365          1.339          6,645,934
                                                       2003      0.946          1.365          5,833,245
                                                       2002      1.000          0.946                 --

  LMPVPIII Mid Cap Core Subaccount (11/99)...........  2006      1.417          1.591          2,036,725
                                                       2005      1.338          1.417          2,346,996
                                                       2004      1.239          1.338          2,431,535
                                                       2003      0.977          1.239          1,359,130
                                                       2002      1.000          0.977                 --

  LMPVPIII Money Market Subaccount (11/99)...........  2006      0.975          0.998          4,229,317
                                                       2005      0.970          0.975          4,465,139
                                                       2004      0.984          0.970          4,211,420
                                                       2003      0.999          0.984          1,823,049
                                                       2002      1.000          0.999                 --

Legg Mason Partners Variable Portfolios IV
  LMPVPIV Multiple Discipline Subaccount-All Cap
  Growth and Value (10/02)...........................  2006      1.337          1.485         32,001,511
                                                       2005      1.299          1.337         43,926,576
                                                       2004      1.245          1.299         46,071,792
                                                       2003      0.969          1.245         27,451,413
                                                       2002      1.000          0.969                 --

  LMPVPIV Multiple Discipline Subaccount-Balanced All
  Cap Growth and Value (10/02).......................  2006      1.222          1.320         22,674,396
                                                       2005      1.199          1.222         33,731,401
                                                       2004      1.168          1.199         36,358,325
                                                       2003      0.979          1.168         21,544,810
                                                       2002      1.000          0.979                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPIV Multiple Discipline Subaccount-Global All
  Cap Growth and Value (10/02).......................  2006      1.390          1.566          6,002,840
                                                       2005      1.335          1.390          6,579,990
                                                       2004      1.238          1.335          6,146,467
                                                       2003      0.962          1.238          2,247,747
                                                       2002      1.000          0.962                 --

  LMPVPIV Multiple Discipline Subaccount-Large Cap
  Growth and Value (10/02)...........................  2006      1.282          1.407          2,933,449
                                                       2005      1.266          1.282          3,977,421
                                                       2004      1.213          1.266          4,007,483
                                                       2003      0.961          1.213          2,004,819
                                                       2002      1.000          0.961                 --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2006      1.376          1.578          3,575,243
                                                       2005      1.363          1.376          4,573,722
                                                       2004      1.237          1.363          4,464,326
                                                       2003      1.000          1.237          2,342,808

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.608          1.764          3,681,763
                                                       2005      1.519          1.608          4,969,282
                                                       2004      1.252          1.519          4,181,113
                                                       2003      1.000          1.252          1,952,789

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2006      1.516          1.599            283,349

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.266          1.344            107,778

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2006      1.749          1.919          1,801,813

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.577          1.610            104,121

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2006      1.001          1.071          8,273,012

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2006      1.002          1.067            123,714

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.438          1.414            360,810

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2006      1.276          1.261              5,594

  MIST MFS Value Subaccount (Class A) (4/06).........  2006      1.252          1.378            710,817

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2006      1.003          1.215          1,398,702

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2006      1.443          1.544            364,214

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.088          1.140             59,218

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2006      1.113          1.148            556,648

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2006      1.003          1.024          2,029,520

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2006      1.549          1.506            542,114

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2006      1.059          1.095          3,074,482

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2006      1.316          1.347            123,841

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2006      1.341          1.353            795,413

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2006      1.414          1.445          2,607,180

  MSF MetLife Aggressive Allocation Subaccount
  (4/06).............................................  2006      1.002          1.056            434,518

  MSF MetLife Conservative Allocation Subaccount
  (4/06).............................................  2006      1.001          1.038            139,506

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)..................................  2006      1.002          1.045             83,828

  MSF MetLife Moderate Allocation Subaccount (4/06)..  2006      1.002          1.050          2,101,220

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)..................................  2006      1.002          1.055          1,022,330

  MSF MFS Total Return Subaccount (Class F) (4/06)...  2006      1.269          1.351         11,708,739

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.046          2,505,959

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2006      0.998          1.064            762,350

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.108          1.091          3,655,869
                                                       2005      1.110          1.108          5,187,938
                                                       2004      1.042          1.110          4,627,736
                                                       2003      1.000          1.042          2,203,110

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2006      1.067          1.084         14,104,668
                                                       2005      1.066          1.067         18,327,374
                                                       2004      1.039          1.066         16,972,145
                                                       2003      1.012          1.039         11,776,640
                                                       2002      1.000          1.012                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2006      1.557          1.945            613,728
                                                       2005      1.420          1.557            684,925
                                                       2004      1.249          1.420            694,523
                                                       2003      0.994          1.249            639,013
                                                       2002      1.000          0.994                 --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2006      1.846          2.117            919,366
                                                       2005      1.764          1.846          1,216,084
                                                       2004      1.429          1.764          1,053,707
                                                       2003      0.977          1.429            798,826
                                                       2002      1.000          0.977                 --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (6/01).............................................  2006      1.353          1.438                 --
                                                       2005      1.273          1.353            426,620
                                                       2004      1.222          1.273            440,506
                                                       2003      0.967          1.222            259,207
                                                       2002      1.000          0.967                 --

  Travelers Equity Income Subaccount (11/99).........  2006      1.349          1.414                 --
                                                       2005      1.320          1.349          3,382,218
                                                       2004      1.229          1.320          3,622,957
                                                       2003      0.958          1.229          2,689,774
                                                       2002      1.000          0.958                 --

  Travelers Large Cap Subaccount (11/99).............  2006      1.304          1.341                 --
                                                       2005      1.227          1.304            657,890
                                                       2004      1.178          1.227            684,784
                                                       2003      0.966          1.178            533,101
                                                       2002      1.000          0.966                 --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.105          1.173                 --
                                                       2005      1.045          1.105            155,229

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.017          1.018                 --
                                                       2005      1.000          1.017            137,148

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.050          1.086                 --
                                                       2005      1.000          1.050          1,072,581

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.083          1.127                 --
                                                       2005      1.017          1.083            340,812

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.028          1.045                 --
                                                       2005      1.010          1.028                 --

  Travelers Managed Income Subaccount (11/99)........  2006      1.072          1.059                 --
                                                       2005      1.081          1.072          3,736,527
                                                       2004      1.075          1.081          4,402,977
                                                       2003      1.014          1.075          3,045,120
                                                       2002      1.000          1.014                 --

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.431          1.516                 --
                                                       2005      1.306          1.431            361,918
                                                       2004      1.153          1.306            402,434
                                                       2003      0.973          1.153            231,169
                                                       2002      1.000          0.973                 --

  Travelers MFS Mid Cap Growth Subaccount (6/02).....  2006      1.467          1.549                 --
                                                       2005      1.456          1.467            655,157
                                                       2004      1.305          1.456            309,694
                                                       2003      0.974          1.305            225,887
                                                       2002      1.000          0.974                 --

  Travelers MFS Total Return Subaccount (11/99)......  2006      1.232          1.269                 --
                                                       2005      1.224          1.232         14,704,878
                                                       2004      1.123          1.224         13,582,482
                                                       2003      0.986          1.123          8,894,291
                                                       2002      1.000          0.986                 --

  Travelers MFS Value Subaccount (5/04)..............  2006      1.162          1.252                 --
                                                       2005      1.116          1.162            648,332
                                                       2004      0.972          1.116             53,025

  Travelers Mondrian International Stock Subaccount
  (8/02).............................................  2006      1.526          1.749                 --
                                                       2005      1.425          1.526          1,911,295
                                                       2004      1.259          1.425          1,619,278
                                                       2003      1.001          1.259            577,731
                                                       2002      1.000          1.001                 --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.363          1.443                 --
                                                       2005      1.315          1.363            402,347
                                                       2004      1.210          1.315            411,090
                                                       2003      1.000          1.210            181,376

  Travelers Pioneer Mid Cap Value Subaccount (6/05)..  2006      1.036          1.088                 --
                                                       2005      1.000          1.036             44,982

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.104          1.113                 --
                                                       2005      1.089          1.104            385,841
                                                       2004      0.982          1.089             89,761

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.351          1.407                 --
                                                       2005      1.354          1.351            471,329
                                                       2004      1.256          1.354            494,070
                                                       2003      0.969          1.256            432,677
                                                       2002      1.000          0.969                 --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)..................................  2006      1.111          1.276                 --
                                                       2005      1.000          1.111             12,357

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.106          1.266                 --
                                                       2005      1.005          1.106              4,691

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      1.270          1.316                 --
                                                       2005      1.205          1.270            115,076
                                                       2004      1.186          1.205            112,791
                                                       2003      0.966          1.186            100,752
                                                       2002      1.000          0.966                 --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2006      1.319          1.327            451,467
                                                       2005      1.250          1.319            507,517
                                                       2004      1.195          1.250            506,602
                                                       2003      0.959          1.195            456,247
                                                       2002      1.000          0.959                 --

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class) (11/99)..  2006      1.603          1.749          2,570,198
                                                       2005      1.403          1.603          2,800,005
                                                       2004      1.244          1.403          2,137,831
                                                       2003      0.991          1.244          1,545,964
                                                       2002      1.000          0.991                 --

  VIP Mid Cap Subaccount (Service Class 2) (5/02)....  2006      1.875          2.061          3,138,337
                                                       2005      1.625          1.875          3,596,046
                                                       2004      1.333          1.625          3,135,990
                                                       2003      0.986          1.333          1,911,507
                                                       2002      1.000          0.986                 --




* We are waiving a portion of the Mortality and Expense Risk charge for this Subaccount. Please see "Fee Table -- Annual Separate Account Charges" for more information.

The date next to each funding option name reflects the date money first came into the funding option through the Separate Account.

Number of Units Outstanding at End of Year may include units for Contracts Owners in payout phase, where appropriate.

If an accumulation unit value has no assets and units across all sub-accounts within the Separate Account, and has had no assets and units for the history displayed on the Condensed Financial Information in the past, then it may not be displayed.

Variable Funding Option mergers and substitutions that occurred between January 1, 2005 and December 31, 2006, are displayed below. Please see Appendix C for more information on Variable Funding Option name changes, mergers and substitutions.

Effective on or about 02/25/2005, The Travelers Series Trust-MFS Emerging Growth Portfolio merged into The Travelers Series Trust-MFS Mid Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Alliance Bernstein Variable Products Series Fund-AllianceBernstein Growth and Income Portfolio was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Alliance Bernstein Variable Products Series Fund-AllianceBernstein Large Cap Growth Portfolio was replaced by Metropolitan Series Fund, Inc.-T. Rowe Price Large Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Capital Appreciation Fund merged into Met Investors Series Trust-Janus Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Delaware VIP Trust-Delaware VIP REIT Series was replaced by Met Investors Series Trust-Neuberger Berman Real Estate Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Global Allocation Portfolio was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Value Opportunities VI Fund was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton Variable Insurance Products Trust-Mutual Shares Securities Fund was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton Variable Insurance Products Trust-Templeton Growth Securities Fund was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-AIM Capital Appreciation Portfolio merged into Met Investors Series Trust-MET/AIM Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Equity Income Portfolio merged into Metropolitan Series Fund, Inc.-FI Value Leaders Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Large Cap Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Conservative Portfolio merged into Metropolitan Series Fund, Inc.- MetLife Conservative Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate-Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate to Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate-Conservative Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Conservative to Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mercury Large Cap Core Portfolio merged into Met Investors Series Trust-Mercury Large-Cap Core Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS Mid Cap Growth Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS Total Return Portfolio merged into Metropolitan Series Fund, Inc.-MFS Total Return Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS Value Portfolio merged into Met Investors Series Trust-MFS Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mondrian International Stock Portfolio merged into Met Investors Series Trust-Harris Oakmark International Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Fund Portfolio merged into Met Investors Series Trust-Pioneer Fund Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Mid-Cap Value Portfolio merged into Met Investors Series Trust-Pioneer Mid-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Strategic Income Portfolio merged into Met Investors Series Trust-Pioneer Strategic Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Strategic Equity Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Growth Portfolio merged into Met Investors Series Trust-MET/AIM Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Value Portfolio merged into Met Investors Series Trust-Dreman Small-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Travelers Managed Income Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Bond Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Van Kampen Enterprise Portfolio merged into Metropolitan Series Fund, Inc.-Capital Guardian U.S. Equity Portfolio and is no longer available as a funding option.

Effective on or about 11/13/2006, Lazard Retirement Series, Inc.-Lazard Retirement Small Cap Portfolio was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

                                   VINTAGE II
                             VINTAGE II (SERIES II)

                       STATEMENT OF ADDITIONAL INFORMATION

            METLIFE OF CT SEPARATE ACCOUNT TEN FOR VARIABLE ANNUITIES

                                    ISSUED BY

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                                  ONE CITYPLACE
                        HARTFORD, CONNECTICUT 06103-3415

MLAC-Book-03-85                                          December 7, 2007

                                     PART C

                                OTHER INFORMATION

ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS


(a) The financial statements of the Registrant and the report of Independent Registered Public Accounting Firm thereto are contained in the Registrant's Annual Report and are included in the Statement of Additional Information. The financial statements of the Registrant include:


     (1)  Statement of Assets and Liabilities as of December 31, 2007

     (2)  Statement of Operations for the year ended December 31, 2007

     (3) Statement of Changes in Net Assets for the years ended December 31, 2007 and 2006

     (4)  Notes to Financial Statements


The consolidated financial statements and schedules of MetLife Insurance Company of Connecticut and subsidiaries and the report of Independent Registered Public Accounting Firm, are contained in the Statement of Additional Information. The consolidated financial statements of MetLife Insurance Company of Connecticut and subsidiaries include:


     (1)  Consolidated Balance Sheets as of December 31, 2007 and 2006

     (2) Consolidated Statements of Income for the years ended December 31, 2007, 2006 and 2005

     (3) Consolidated Statements of Stockholder's Equity for the years ended December 31, 2007, 2006 and 2005

     (4) Consolidated Statements of Cash Flows for the year ended December 31, 2007, 2006 and 2005

     (5)  Notes to Consolidated Financial Statements

     (6)  Financial Statement Schedules

(b)  Exhibits


   EXHIBIT
   NUMBER      DESCRIPTION
   -------     -----------
1(a).          Resolution of The Travelers Insurance Company Board of Directors
               authorizing the establishment of the Registrant. (Incorporated herein by reference to Exhibit 1 to Travelers Fund ABD for Variable Annuities'
               Registration Statement on Form N-4, File Nos. 033-65343/811-07465, filed
               December 22, 1995.)

1(b).          Resolution of Board of Directors of MetLife Insurance Company of
               Connecticut (including Agreement and Plan of Merger) (Incorporated herein by reference to Exhibit 1(b) to MetLife of CT Separate Account Ten for
               Variable Annuities' Registration Statement on Form N-4, File Nos. 333-
               147896/811-09413, filed December 7, 2007.)

1(c).          Resolution of The MetLife Insurance Company of Connecticut Board of
               Directors, dated March 24, 2008, authorizing the combining of MetLife of CT
               Separate Account Ten for Variable Annuities into MetLife of CT Separate
               Account Eleven for Variable Annuities. (Filed herewith.)

2.             Not Applicable.

3(a).          Form of Distribution and Principal Underwriting Agreement among the
               Registrant, MetLife Insurance Company of Connecticut and MetLife Investors
               Distribution Company. (Filed herewith.)

3(b).          Agreement and Plan of Merger (10-26-06) (MLIDLLC into MLIDC). (Incorporated herein by reference to Exhibit 3(c) to Post-Effective Amendment No. 16 to
               MetLife of CT Fund ABD II for Variable Annuities to the Registration
               Statement on Form N-4, File No. 033-65339/811-07463, filed April 6, 2007.)

3(c)           Master Retail Sales Agreement (MLIDC). (Incorporated herein by reference to
               Exhibit 3(d) to Post-Effective Amendment No. 16 to MetLife of CT Fund ABD
               II for Variable Annuities to the Registration Statement on Form N-4, File
               No. 033-65339/811-07463, filed April 6, 2007.)


   EXHIBIT
   NUMBER      DESCRIPTION
   -------     -----------
3(d)           Services Agreement between MetLife Investors Distribution Company and
               MetLife Insurance Company of Connecticut and Amendment No. 1 to Services
               Agreement. (Incorporated herein by reference to Exhibit 3(e) to the Post-
               Effective Amendment No. 15 to MetLife of CT Fund BD for Variable Annuities'
               Registration Statement on Form N-4, File Nos. 033-73466/811-08242, filed
               April 7, 2008.)

4(a).          Form of Variable Annuity Contract. (Incorporated herein by reference to
               Exhibit 4 to the Registration Statement on Form N-4, File No. 333-82013,
               filed on September 24, 1999.)

4(b).          Form of Variable Annuity Contract. (Incorporated herein by reference to
               Exhibit 4(b) to the Registration Statement on Form N-4, File No. 333-82013,
               filed June 9, 2003.)

4(c) - 4(k).   Riders. (Incorporated herein by reference to Exhibit 4(c) through 4(k) to
               Post-Effective Amendment No. 5 to the Registration Statement on Form N-4,
               File No. 333-82009, filed on June 9, 2003.)

4(l).          Form of Guaranteed Minimum Withdrawal Rider. (Incorporated herein by reference to Exhibit 4 to Post-Effective Amendment No. 4 to the
               Registration Statement on Form N-4, file No. 333-101778, filed November 19,
               2004.)

4(m).          Company Name Change Endorsement The Travelers Life and Annuity Company
               effective May 1, 2006. (Incorporated herein by reference to Exhibit 4(c) to
               Post-Effective Amendment No. 14 to The Travelers Fund ABD II for Variable
               Annuities Registration Statement on Form N-4, File No. 033-65339, filed on
               April 7, 2006.)

4(n).          Merger Endorsement (6-E48-07) (December 7, 2007) (Incorporated herein by reference to Exhibit 4(n) to MetLife of CT Separate Account Ten for
               Variable Annuities' Registration Statement on Form N-4, File Nos. 333-
               147896/811-09413, filed December 7, 2007.)

5(a).          Form of Application. (Incorporated herein by reference to Exhibit 5 to
               Post-Effective Amendment No. 5 to the Registration Statement on Form N-4,
               File No. 333-82009, filed on June 9, 2003.)

5(b).          Form of Variable Annuity Application. (Incorporated herein by reference to
               Exhibit 5 to Post-Effective Amendment No. 14 to The Travelers Fund ABD for
               Variable Annuities to the Registration Statement on Form N-4, File No. 033-
               65343, filed April 6, 2006.)

6(a).          Charter of The Travelers Insurance Company, as amended on October 19, 1994.
               (Incorporated herein by reference to Exhibit 3(a)(i) to the Registration
               Statement on Form S-2, File No. 033-58677, filed via Edgar on April 18,
               1995.)

6(b).          By-Laws of The Travelers Insurance Company, as amended on October 20, 1994.
               (Incorporated herein by reference to Exhibit 3(b)(i) to the Registration
               Statement on Form S-2, File No. 033-58677, filed via Edgar on April 18,
               1995.)

6(c).          Certificate of Amendment of the Charter as Amended and Restated of The
               Travelers Insurance Company effective May 1, 2006. (Incorporated herein by reference to Exhibit 6(c) to Post-Effective Amendment No. 14 to The
               Travelers Fund ABD for Variable Annuities Registration Statement on Form N-
               4, File No. 033-65343, filed April 6, 2006.)

6(d).          Certificate of Correction of MetLife Insurance Company of Connecticut.
               (Incorporated herein by reference to Exhibit 6(d) to Post-Effective No. 11 to MetLife of CT Separate Account Nine for Variable Annuities' Registration
               Statement on Form N-4, File Nos. 333-65926/811-09411, filed on October 31,
               2007.)

7.             Specimen Reinsurance Agreement. (Incorporated herein by reference to
               Exhibit 7 to Post-Effective Amendment No. 2 the Registration Statement on
               Form N-4, File No. 333-65942, filed April 15, 2003.)

8(a).          Form of Participation Agreement. (Incorporated herein by reference to
               Exhibit 8 to Post-Effective Amendment No. 8 to the Registration Statement
               on Form N-4, File No. 333-101778, filed April 21, 2005.)

8(b).          Participation Agreement Among Metropolitan Series Fund, Inc., MetLife
               Advisers, LLC, MetLife Investors Distribution Company and MetLife Insurance
               Company of Connecticut (effective August 31, 2007). (Incorporated herein by reference to Exhibit 8(b) to Post-Effective No. 11 to MetLife of CT
               Separate Account Nine for Variable Annuities' Registration Statement on
               Form N-4, File Nos. 333-65926/811-09411, filed on October 31, 2007.)


   EXHIBIT
   NUMBER      DESCRIPTION
   -------     -----------
8(c).          Participation Agreement Among Met Investors Series Trust, Met Investors
               Advisory, LLC, MetLife Investors Distribution Company, The Travelers
               Insurance Company and The Travelers Life and Annuity Company effective
               November 1, 2005. (Incorporated herein by reference to Exhibit 8(c) to
               Post-Effective Amendment No. 14 to The Travelers Fund ABD for Variable
               Annuities Registration Statement on Form N-4, File No. 033-65343, filed
               April 6, 2006.)

9.             Opinion of Counsel as to the legality of securities being registered.
               (Filed herewith.)

10.            Consent of Deloitte & Touche LLP, Independent Registered Public Accounting
               Firm. (Filed herewith.)

11.            Not Applicable.

12.            Not Applicable.

13.            Powers of Attorney authorizing Michele H. Abate, John E. Connolly, Jr.,
               James L. Lipscomb, Gina C. Sandonato, Myra L. Saul, Paul G. Cellupica and
               Marie C. Swift to act as signatory for Michael K. Farrell, William J.
               Mullaney, Lisa M. Weber, Stanley J. Talbi, and Joseph J. Prochaska, Jr.
               (Filed herewith.)



ITEM 25. DIRECTORS AND OFFICERS OF THE DEPOSITOR

Principal Business Address:

    MetLife Insurance Company of Connecticut
    1300 Hall Boulevard
    Bloomfield, CT 06002-2910


NAME AND PRINCIPAL           POSITIONS AND OFFICES
BUSINESS ADDRESS             WITH INSURANCE COMPANY
--------------------------   ----------------------------------------------------------------
Michael K. Farrell           Director and President
10 Park Avenue
Morristown, NJ 07962

William J. Mullaney          Director
1 Metlife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Lisa M. Weber                Director
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Steven A. Kandarian          Executive Vice President and Chief Investment Officer
10 Park Avenue
Morristown, NJ 07962

James L. Lipscomb            Executive Vice President and General Counsel
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Joseph J. Prochaska, Jr.     Executive Vice President and Chief Accounting Officer
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Stanley J. Talbi             Executive Vice President and Chief Financial Officer
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Gwenn L. Carr                Senior Vice President and Secretary
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101


NAME AND PRINCIPAL           POSITIONS AND OFFICES
BUSINESS ADDRESS             WITH INSURANCE COMPANY
--------------------------   ----------------------------------------------------------------
Eric T. Steigerwalt          Senior Vice President and Treasurer
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

William D. Cammarata         Senior Vice President
18210 Crane Nest Drive
Tampa, FL 33647

Elizabeth M. Forget          Senior Vice President
260 Madison Ave
New York, NY 10016

Gene L. Lunman               Senior Vice President
1300 Hall Boulevard
Bloomfield, CT 06002-2910

Roberto Baron                Vice President and Senior Actuary
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

S. Peter Headley             Vice President and Assistant Secretary
8717 W. 100(th) Street
Suite 700
Overland Park, KS 62210

Daniel D. Jordan             Vice President and Assistant Secretary
501 Boylston Street
Boston, MA 02116

Bennett D. Kleinberg         Vice President and Actuary
1300 Hall Boulevard
Bloomfield, CT 06002-2910

Christopher A. Kremer        Vice President and Actuary
501 Boylston Street
Boston, MA 02116

Paul L. LeClair              Vice President and Actuary
501 Boylston Street
Boston, MA 02116

Jonathan L. Rosenthal        Vice President and Chief Hedging Officer
10 Park Avenue
Morristown, NJ 07962

Patrick D. Studley           Vice President and Actuary
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Jeffrey N. Altman            Vice President
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Steven J. Brash              Vice President
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Herbert B. Brown             Vice President
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101


NAME AND PRINCIPAL           POSITIONS AND OFFICES
BUSINESS ADDRESS             WITH INSURANCE COMPANY
--------------------------   ----------------------------------------------------------------
Vincent Cirulli              Vice President
10 Park Avenue
Morristown, NJ 07962

Deirdre E. Curran            Vice President
300 Davidson Ave.
Somerset, NJ 08873

James R. Dingler             Vice President
10 Park Avenue
Morristown, NJ 07962

Judith A. Gulotta            Vice President
10 Park Avenue
Morristown, NJ 07962

Gregory M. Harrison          Vice President
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

C. Scott Inglis              Vice President
10 Park Avenue
Morristown, NJ 07962

James W. Koeger              Vice President
13045 Tesson Ferry Road
St. Louis, MO 63128

Joseph J. Massimo            Vice President
18210 Crane Nest Drive
Tampa, FL 33647

Daniel A. O'Neill            Vice President
8717 W. 110(th) Street
Suite 700
Overland Park, KS 62210

Mark S. Reilly               Vice President and Illustration Actuary
1300 Hall Boulevard
Bloomfield, CT 06002-2910

Mark J. Remington            Vice President
1300 Hall Boulevard
Bloomfield, CT 06002-2910

Ragai A. Roushdy             Vice President
10 Park Avenue
Morristown, NJ 07962

Kevin M. Thorwarth           Vice President
10 Park Avenue
Morristown, NJ 07962

Mark. H. Wilsmann            Vice President
10 Park Avenue
Morristown, NJ 07962



ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

The Registrant is a separate account of MetLife Insurance Company of Connecticut under Connecticut insurance law. The Depositor is a wholly owned subsidiary of MetLife, Inc., a publicly traded company. No person is controlled by the Registrant. The following outline indicates those entities that are controlled by MetLife, Inc. or are under the common control of MetLife, Inc. No person is controlled by the Registrant.

             ORGANIZATIONAL STRUCTURE OF METLIFE, INC. AND SUBSIDIARIES
                                AS OF SEPTEMBER 30, 2008

The following is a list of subsidiaries of MetLife, Inc. updated as of September 30, 2008. Those entities which are listed at the left margin (labeled with capital letters) are direct subsidiaries of MetLife, Inc. Unless otherwise indicated, each entity which is indented under another entity is a subsidiary of that other entity and, therefore, an indirect subsidiary of MetLife, Inc. Certain inactive subsidiaries have been omitted from the MetLife, Inc. organizational listing. The voting securities (excluding directors' qualifying shares, (if any)) of the subsidiaries listed are 100% owned by their respective parent corporations, unless otherwise indicated. The jurisdiction of domicile of each subsidiary listed is set forth in the parenthetical following such subsidiary.


A.    MetLife Group, Inc. (NY)

B.    MetLife Bank National Association (USA)

C.    Exeter Reassurance Company, Ltd. (Bermuda)

D.    MetLife Taiwan Insurance Company Limited (Taiwan)

E.    Metropolitan Tower Life Insurance Company (DE)

      1.    TH Tower NGP, LLC (DE)

      2. Partners Tower, L.P. (DE) - a 99% limited partnership interest of Partners Tower, L.P. is held by Metropolitan Tower Life Insurance Company and 1% general partnership interest is held by TH Tower NGP, LLC (DE)

      3.    TH Tower Leasing, LLC (DE)

      4.    MetLife Reinsurance Company of Vermont (VT)

      5.    EntreCap Real Estate II LLC (DE)

            a)    PREFCO Dix-Huit LLC (CT)

            b)    PREFCO X Holdings LLC (CT)

            c) PREFCO Ten Limited Partnership (CT) - a 99.9% limited partnership interest of PREFCO Ten Limited Partnership is held by EntreCap Real Estate II LLC and 0.1% general partnership is held by PREFCO X Holdings LLC.

            d)    PREFCO Vingt LLC (CT)

            e) PREFCO Twenty Limited Partnership (CT) - a 99% limited partnership interest of PREFCO Twenty Limited Partnership is held by EntreCap Real Estate II LLC and 1% general partnership is held by PREFCO Vingt LLC.

     6.     Plaza Drive Properties, LLC (DE)

     7.     MTL Leasing, LLC (DE)

            a)    PREFCO IX Realty LLC (CT)

            b)    PREFCO XIV Holdings LLC (CT)

            c) PREFCO Fourteen Limited Partnership (CT) - a 99.9% limited partnership interest of PREFCO Fourteen Limited Partnership is held by MTL Leasing, LLC and 0.1% general partnership is held by PREFCO XIV Holdings LLC.

F. MetLife Pensiones Mexico S.A. (Mexico)- 97.4738% is owned by MetLife, Inc. and 2.5262% is owned by MetLife International Holdings, Inc.

G. MetLife Chile Inversiones Limitada (Chile)- 99.9999999% is owned by MetLife, Inc. and 0.0000001% is owned by Natiloportem Holdings, Inc.

      1. MetLife Chile Seguros de Vida S.A. (Chile)- 99.99% is owned by MetLife Chile Inversiones Limitada and 0.01% is owned by MetLife International Holdings, Inc.

            a) MetLife Chile Administradora de Mutuos Hipotecarios S.A. (Chile)- 99.99% is owned by MetLife Chile Seguros de Vida S.A. and 0.01% is owned by MetLife Chile Inversiones Limitada.

H. MetLife Mexico S.A. (Mexico)- 98.70541% is owned by MetLife, Inc., 1.29459% is owned by MetLife International Holdings, Inc.

      1. MetLife Afore, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Mexico S.A. and 0.01% is owned by MetLife Pensiones Mexico S.A.

            a) Met1 SIEFORE, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Afore, S.A. de C.V. and 0.01% is owned by MetLife Mexico S.A.

            b) Met2 SIEFORE, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Afore, S.A. de C.V. and 0.01% is owned by MetLife Mexico S.A.


            c) MetA SIEFORE Adicional, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Afore, S.A. de C.V. and .01% is owned by MetLife Mexico S.A.

            d) Met3 SIEFORE Basica, S.A. de C.V. (Mexico) - 99.99% is owned by MetLife Afore, S.A. de C.V. and .01% is owned by MetLife Mexico S.A.

            e) Met4 SIEFORE, S.A. de C.V. (Mexico) - 99.99% is owned by MetLife Afore, S.A. de C.V. and .01% is owned by MetLife Mexico S.A.

            f) Met5 SIEFORE, S.A. de C.V. (Mexico) - 99.99% is owned by MetLife Afore, S.A. de C.V. and .01% is owned by MetLife Mexico S.A.

      2. ML Capacitacion Comercial S.A. de C.V. (Mexico) - 99% is owned by MetLife Mexico S.A. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.

I. MetLife Mexico Servicios, S.A. de C.V. (Mexico)- 98% is owned by MetLife, Inc. and 2% is owned by MetLife International Holdings, Inc.

J.    Metropolitan Life Seguros de Vida S.A. (Uruguay)

K.    MetLife Securities, Inc. (DE)

L.    Enterprise General Insurance Agency, Inc. (DE)

      1.    MetLife General Insurance Agency of Texas, Inc. (DE)

      2.    MetLife General Insurance Agency of Massachusetts, Inc. (MA)

M.    Metropolitan Property and Casualty Insurance Company (RI)

      1.    Metropolitan General Insurance Company (RI)

      2.    Metropolitan Casualty Insurance Company (RI)

      3.    Metropolitan Direct Property and Casualty Insurance Company (RI)

      4.    Met P&C Managing General Agency, Inc. (TX)

      5.    MetLife Auto & Home Insurance Agency, Inc. (RI)

      6.    Metropolitan Group Property and Casualty Insurance Company (RI)

            a)    Metropolitan Reinsurance Company (U.K.) Limited (United
                  Kingdom)

      7.    Metropolitan Lloyds, Inc. (TX)

            a) Metropolitan Lloyds Insurance Company of Texas (TX)- Metropolitan Lloyds Insurance Company of Texas, an affiliated association, provides automobile, homeowner and related insurance for the Texas market. It is an association of individuals designated as underwriters. Metropolitan Lloyds, Inc., a subsidiary of Metropolitan Property and Casualty Insurance Company, serves as the attorney-in-fact and manages the association.

      8.    Economy Fire & Casualty Company (IL)

            a)    Economy Preferred Insurance Company (IL)

            b)    Economy Premier Assurance Company (IL)

N.    Cova Corporation (MO)

      1.    Texas Life Insurance Company (TX)

O.    MetLife Investors Insurance Company (MO)

P.    First MetLife Investors Insurance Company (NY)

Q.    Walnut Street Securities, Inc. (MO)

R.    Newbury Insurance Company, Limited (BERMUDA)

S.    MetLife Investors Group, Inc. (DE)

      1.    MetLife Investors Distribution Company (MO)

      2.    Met Investors Advisory, LLC (DE)

      3.    MetLife Investors Financial Agency, Inc. (TX)

T.    MetLife International Holdings, Inc. (DE)

      1.    MetLife Mexico Cares, S.A. de C.V. (Mexico)

            a)    Fundacion MetLife Mexico, A.C. (Mexico)

      2.    Natiloportem Holdings, Inc. (DE)

            a)    Servicios Administrativos Gen, S.A. de C.V. (Mexico)

                  (1) MLA Comercial, S.A. de C.V. (Mexico) 99% is owned by Servicios Administrativos Gen, S.A. de C.V. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.

                  (2) MLA Servicios, S.A. de C.V. (Mexico) 99% is owned by Servicios Administrativos Gen, S.A. de C.V. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.

      3. MetLife India Insurance Company Limited (India)- 26% is owned by MetLife International Holdings, Inc. and 74% is owned by third parties.


      4.    Metropolitan Life Insurance Company of Hong Kong Limited (Hong
            Kong)- 99.99913% is owned by MetLife International Holdings, Inc. and 0.00087% is owned by Natiloporterm Holdings, Inc.


      5. MetLife Participacoes Ltda.(Portugal) - 99% is owned by MetLife International Holdings, Inc. and 1% is owned by Natiloportem Holdings, Inc.


      6. MetLife Seguros de Vida S.A. (Argentina)- 95.2499% is owned by MetLife International Holdings, Inc. and 4.7473% is owned by Natiloportem Holdings, Inc.


      7. MetLife Insurance Company of Korea Limited (South Korea)- 14.64% of MetLife Insurance Company of Korea Limited is owned by MetLife, Mexico, S.A. and 85.36% is owned by Metlife International Holdings, Inc.


      8. Metropolitan Life Seguros e Previdencia Privada S.A. (Brazil)- 66.6617540% is owned by MetLife International Holdings, Inc.
            and 33.3382457% is owned by MetLife Worldwide Holdings, Inc. and 0.0000003% is owned by Natiloportem Holdings, Inc.


      9.    MetLife Global, Inc. (DE)

      10. MetLife Administradora de Fundos Multipatrocinados Ltda (Brazil) - 95.4635% is owned by MetLife International Holdings, Inc. and 4.5364% is owned by Natiloportem Holdings, Inc.

      11.   MetLife Insurance Limited (United Kingdom)

      12.   MetLife General Insurance Limited (Australia)

      13.   MetLife Limited (United Kingdom)

      14.   MetLife Insurance S.A./NV (Belgium)

      15.   MetLife Services Limited (United Kingdom)

      16.   MetLife Insurance Limited (Australia)

            a)    MetLife Insurance and Investment Trust (Australia)

            b)    MetLife Investments Pty Limited (Australia)

            c)    MetLife Services (Singapore) PTE Limited (Australia)

      17. MetLife Seguros de Retiro S.A. (Argentina) - 96.8819% is owned by MetLife International Holdings, Inc. and 3.1180% is owned by Natiloportem Holdings, Inc.

      18. Best Market S.A. (Argentina) - 5% of the shares are held by Natiloportem Holdings, Inc. and 94.9999% is owned by MetLife International Holdings Inc.

      19. Compania Previsional MetLife S.A. (Brazil) - 95.4635% is owned by MetLife International Holdings, Inc. and 4.5364% is owned by Natiloportem Holdings, Inc.


           (a) Met AFJP S.A. (Argentina) - 75.4088% of the shares of Met AFJP S.A. are held by Compania Previsional MetLife SA, 19.5912% is owned by MetLife Seguros de Vida SA, 3.9689% is held by Natiloportem Holdings, Inc. and 1.0310% is held by MetLife Seguros de Retiro SA.


      20.   MetLife Worldwide Holdings, Inc. (DE)

            a)    MetLife Towarzystwo Ubezpieczen na Zycie Spolka Akcyjna.
                  (Poland)

            b)    MetLife Direct Co., Ltd. (Japan)


            c)    MetLife Limited (Hong Kong)


U.    Metropolitan Life Insurance Company (NY)

      1.    334 Madison Euro Investments, Inc. (DE)

            a) Park Twenty Three Investments Company (United Kingdom)- 1% voting control of Park Twenty Three Investments Company is held by St. James Fleet Investments Two Limited. 1% of the shares of Park Twenty Three Investments Company is held by Metropolitan Life Insurance Company. 99% is owned by 334 Madison Euro Investment, Inc.

                  (1) Convent Station Euro Investments Four Company (United Kingdom)- 1% voting control of Convent Station Euro Investments Four Company is held by 334 Madison Euro Investments, Inc. as nominee for Park Twenty Three Investments Company. 99% is owned by Park Twenty Three Investments Company.

      2. St. James Fleet Investments Two Limited (Cayman Islands)- 34% of the shares of St. James Fleet Investments Two Limited is held by Metropolitan Life Insurance Company.

      3. One Madison Investments (Cayco) Limited (Cayman Islands)- 10.1% voting control of One Madison Investments (Cayco) Limited is held by Convent Station Euro Investments Four Company. 89.9% of the shares of One Madison Investments (Cayco) Limited is held by Metropolitan Life Insurance Company.

      4. CRB Co, Inc. (MA)- AEW Real Estate Advisors, Inc. holds 49,000 preferred non-voting shares and AEW Advisors, Inc. holds 1,000 preferred non-voting shares of CRB, Co., Inc.

      5.    GA Holding Corp. (MA)

      6.    Thorngate, LLC (DE)

      7.    Alternative Fuel I, LLC (DE)

      8.    Transmountain Land & Livestock Company (MT)

      9.    MetPark Funding, Inc. (DE)

      10.   HPZ Assets LLC (DE)

      11.   Missouri Reinsurance (Barbados), Inc. (Barbados)

      12.   Metropolitan Tower Realty Company, Inc. (DE)

            a)    Midtown Heights, LLC (DE)

      13.   MetLife Real Estate Cayman Company (Cayman Islands)

      14.   Metropolitan Marine Way Investments Limited (Canada)

      15.   MetLife Private Equity Holdings, LLC (DE)

      16.   23rd Street Investments, Inc. (DE)

            a) Mezzanine Investment Limited Partnership-BDR (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc., 99% Limited Partnership Interest is held by Metropolitan Life Insurance Company.

            b) Mezzanine Investment Limited Partnership-LG (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc., 99% Limited Partnership Interest is held by Metropolitan Life Insurance Company.

            c) MetLife Capital Credit L.P. (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc., 99% Limited Partnership Interest is held by Metropolitan Life Insurance Company.

            d) MetLife Capital Limited Partnership (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc., 99% Limited Partnership Interest is held by Metropolitan Life Insurance Company.

      17.   Metropolitan Realty Management, Inc. (DE)

      18.   Hyatt Legal Plans, Inc. (DE)

            a)    Hyatt Legal Plans of Florida, Inc. (FL)

      19.   MetLife Holdings, Inc. (DE)

            a)    MetLife Credit Corp. (DE)

            b)    MetLife Funding, Inc. (DE)

      20.   Bond Trust Account A (MA)

      21.   MetLife Investments Asia Limited (Hong Kong).

      22. MetLife Investments Limited (United Kingdom)- 23rd Street Investments, Inc. holds one share of MetLife Investments Limited.

      23. MetLife Latin America Asesorias e Inversiones Limitada (Chile)- 23rd Street Investments, Inc. holds 0.01% of MetLife Latin America Asesorias e Inversiones Limitada.

      24.   New England Life Insurance Company (MA)

            a)    MetLife Advisers, LLC (MA)

            b)    New England Securities Corporation (MA)

      25.   GenAmerica Financial, LLC (MO)

            a)    GenAmerica Capital I (DE)

            b)    General American Life Insurance Company (MO)

                  (1)   GenAmerica Management Corporation (MO)

      26.   Corporate Real Estate Holdings, LLC (DE)

      27. Ten Park SPC (CAYMAN ISLANDS ) - 1% voting control of Ten Park SPC is held by 23rd Street Investments, Inc.

      28.   MetLife Tower Resources Group, Inc. (DE)

      29.   Headland - Pacific Palisades, LLC (CA)

      30. Headland Properties Associates (CA) - 1% is owned by Headland - Pacific Palisades, LLC and 99% is owned by Metropolitan
            Life Insurance Company.

      31.   Krisman, Inc. (MO)

      32.   Special Multi-Asset Receivables Trust (DE)

      33.   White Oak Royalty Company (OK)

      34.   500 Grant Street GP LLC (DE)

      35. 500 Grant Street Associates Limited Partnership (CT) - 99% of 500 Grant Street Associates Limited Partnership is held by Metropolitan Life Insurance Company and 1% by 500 Grant Street GP LLC

      36.   MetLife Canada/MetVie Canada (Canada)

      37.   MetLife Retirement Services LLC (NJ)

            a)   MetLife Investment Funds Services LLC (NJ)

                 (i)   MetLife Investment Funds Management LLC (NJ)

                (ii)   MetLife Associates LLC (DE)

      38.   Euro CL Investments LLC (DE)

      39.   MEX DF Properties, LLC (DE)

      40. MSV Irvine Property, LLC (DE) - 4% of MSV Irvine Property, LLC is owned by Metropolitan Tower Realty Company, Inc. and 96% is owned by Metropolitan Life Insurance Company

      41.   MetLife Properties Ventures, LLC (DE)

            a)   Citypoint Holdings II Limited (UK)

      42.   Housing Fund Manager, LLC (DE)


            a) MTC Fund I, LLC (DE) 0.01% of MTC Fund I, LLC is held by Housing Fund Manager, LLC. - Housing Fund Manager, LLC is the managing member LLC and the remaining interests are held by a third party member.

            b) MTC Fund II, LLC (DE) - 0.01% of MTC Fund II, LLC is held by Housing Fund Manager, LLC. - Housing Fund Manager, LLC is the managing member LLC and the remaining interests are held by a third party member.

            c) MTC Fund III, LLC (DE) - 0.01% of MTC Fund III, LLC is held by Housing Fund Manager, LLC. - Housing Fund Manager, LLC is the managing member LLC and the remaining interests are held by a third party member.

      43.   MLIC Asset Holdings, LLC (DE)

      44.   85 Brood Street LLC (CT)

      45.   575 Fifth Avenue LLC (DE)


V.    MetLife Capital Trust II (DE)

W.    MetLife Capital Trust III (DE)

X.    MetLife Capital Trust IV (DE)


Y.    MetLife Insurance Company of Connecticut (CT)

      1.    MetLife Property Ventures Canada ULC (Canada)


      2. Pilgrim Alternative Investments Opportunity Fund I, LLC (DE) - 67% is owned by MetLife Insurance Company of Connecticut, and 33% is owned by third party.

      3.    Pilgrim Alternative Investments Opportunity Fund III Associates, LLC
            (CT) - 67% is owned by MetLife Insurance Company of Connecticut, and 33% is owned by third party.

      4.    Pilgrim Investments Highland Park, LLC (DE)

      5.    Metropolitan Connecticut Properties Ventures, LLC (DE)

      6.    MetLife Canadian Property Ventures LLC (NY)

      7.    Euro TI Investments LLC (DE)

      8.    Greenwich Street Investments, LLC (DE)

            a)    Greenwich Street Capital Offshore Fund, Ltd. (Virgin
                  Islands)

            b)    Greenwich Street Investments, L.P. (DE)

      9. One Financial Place Corporation (DE) - 100% is owned in the aggregate by MetLife Insurance Company of Connecticut.

      10.   Plaza LLC (CT)

            a)    Tower Square Securities, Inc. (CT)

                  1) Tower Square Securities Insurance Agency of New Mexico, Inc. (NM)

                  2)    Tower Square Securities Insurance Agency of
                        Ohio, Inc. (OH) 99% is owned by Tower Square Securities, Inc.

      11.   TIC European Real Estate LP, LLC (DE)

      12.   MetLife European Holdings, Inc. (UK)

            a) MetLife Europe Limited (IRELAND)

               (i) MetLife Pensions Trustees Limited (UK)

            b) MetLife Assurance Limited (UK)

      13.   Travelers International Investments Ltd. (Cayman Islands)

      14.   Euro TL Investments LLC (DE)

      15.   Corrigan TLP LLC (DE)

      16.   TLA Holdings LLC (DE)

            a)    The Prospect Company (DE)

                  1)    Panther Valley, Inc. (NJ)

      17. TRAL & Co. (CT) - TRAL & Co. is a general partnership. Its partners are MetLife Insurance Company of Connecticut and Metropolitan Life Insurance Company.

      18.   Tribeca Distressed Securities, L.L.C. (DE)

      19.   MetLife Investors USA Insurance Comapny (DE)


Z.    MetLife Reinsurance Company of South Carolina (SC)

AA.   MetLife Investment Advisors Company, LLC (DE)

BB.   MetLife Standby I, LLC (DE)

      1.   MetLife Exchange Trust I (DE)

CC.   MetLife Services and Solutions, LLC (DE)

      1.   MetLife Solutions Pte. Ltd. (Singapore)

           (i)   MetLife Services East Private Limited (India)


           (ii) MetLife Global Operations Support Center Private Limited - 99.99999% is owned by MetLife Solutions Pte. Ltd. and 0.00001% is owned by Natiloportem Holdings, Inc.


DD.   SafeGuard Health Enterprises, Inc. (DE)

      1.   SafeGuard Dental Services, Inc. (DE)

      2.   SafeGuard Health Plans, Inc. (CA)

      3.   SafeHealth Life Insurance Company (CA)

      4.   SafeGuard Health Plans, Inc. (FL)

      5.   SafeGuard Health Plans, Inc. (NV)

      6.   SafeGuard Health Plans, Inc. (TX)

EE.   MetLife Capital Trust X (DE)

FF.   Cova Life Management Company (DE)

GG.   MetLife Reinsurance Company of Charleston (SC)


The voting securities (excluding directors' qualifying shares, if any) of each subsidiary shown on the organizational chart are 100% owned by their respective parent corporation, unless otherwise indicated.

In addition to the entities shown on the organizational chart, MetLife, Inc. (or where indicated, a subsidiary) also owns interests in the following entities:

1) Metropolitan Life Insurance Company owns varying interests in certain mutual funds distributed by its affiliates. These ownership interests are generally expected to decrease as shares of the funds are purchased by unaffiliated investors.

2) Metropolitan Life Insurance Company indirectly owns 100% of the non-voting preferred stock of Nathan and Lewis Associates Ohio, Incorporated, an insurance agency. 100% of the voting common stock of this company is held by an individual who has agreed to vote such shares at the direction of N.L. HOLDING CORP. (DEL), a direct wholly owned subsidiary of MetLife, Inc.

3) Mezzanine Investment Limited Partnerships ("MILPs"), Delaware limited partnerships, are investment vehicles through which investments in certain entities are held. A wholly owned subsidiary of Metropolitan Life Insurance Company serves as the general partner of the limited partnerships and Metropolitan Life Insurance Company directly owns a 99% limited partnership interest in each MILP. The MILPs have various ownership and/or debt interests in certain companies.

4) The Metropolitan Money Market Pool and MetLife Intermediate Income Pool are pass-through investment pools, of which Metropolitan Life Insurance Company and/or its subsidiaries and/or affiliates are general partners.

NOTE: THE METLIFE, INC. ORGANIZATIONAL CHART DOES NOT INCLUDE REAL ESTATE JOINT
----
VENTURES AND PARTNERSHIPS OF WHICH METLIFE, INC. AND/OR ITS SUBSIDIARIES IS AN INVESTMENT PARTNER. IN ADDITION, CERTAIN INACTIVE SUBSIDIARIES HAVE ALSO BEEN OMITTED.

                                        7

ITEM 27. NUMBER OF CONTRACT OWNERS


As of October 31, 2008, there were 1,160 qualified contracts and 2,249 non-qualified contracts of Vintage II, and there were 528 qualified contracts and 546 non-qualified contracts of Vintage II (Series II) offered by the Registrant.


ITEM 28. INDEMNIFICATION

The Depositor's parent, MetLife, Inc. has secured a Financial Institutions Bond in the amount of $50,000,000, subject to a $5,000,000 deductible. MetLife, Inc. also maintains a Directors and Officers Liability and Corporate Reimbursement Insurance Policy with limits of $400 million under which the Depositor and MetLife Investors Distribution Company, the Registrant's underwriter (the "Underwriter"), as well as certain other subsidiaries of MetLife are covered. A provision in MetLife, Inc.'s by-laws provides for the indemnification (under certain circumstances) of individuals serving as directors or officers of certain organizations, including the Depositor and the Underwriter.

Sections 33-770 to 33-778, inclusive of the Connecticut General Statutes ("C.G.S.") regarding indemnification of directors and officers of Connecticut corporations provides in general that Connecticut corporations shall indemnify their officers, directors and certain other defined individuals against judgments, fines, penalties, amounts paid in settlement and reasonable expenses actually incurred in connection with proceedings against the corporation. The corporation's obligation to provide such indemnification generally does not apply unless (1) the individual is wholly successful on the merits in the defense of any such proceeding; or (2) a determination is made (by persons specified in the statute) that the individual acted in good faith and in the best interests of the corporation and in all other cases, his conduct was at least not opposed to the best interests of the corporation, and in a criminal case he had no reasonable cause to believe his conduct was unlawful; or (3) the court, upon application by the individual, determines in view of all of the circumstances that such person is fairly and reasonably entitled to be indemnified, and then for such amount as the court shall determine. With respect to proceedings brought by or in the right of the corporation, the statute provides that the corporation shall indemnify its officers, directors and certain other defined individuals, against reasonable expenses actually incurred by them in connection with such proceedings, subject to certain limitations.

C.G.S. Section 33-778 provides an exclusive remedy; a Connecticut corporation cannot indemnify a director or officer to an extent either greater or less than that authorized by the statute, e.g., pursuant to its certificate of incorporation, by-laws, or any separate contractual arrangement. However, the statute does specifically authorize a corporation to procure indemnification insurance to provide greater indemnification rights. The premiums for such insurance may be shared with the insured individuals on an agreed basis.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29. PRINCIPAL UNDERWRITER

(a)  MetLife Investors Distribution Company
     5 Park Plaza, Suite 1900
     Irvine, CA 92614

MetLife Investors Distribution Company also serves as principal underwriter and distributor for the following investment companies (other than the Registrant):

MetLife of CT Separate Account QPN for Variable Annuities
MetLife of CT Fund UL for Variable Life Insurance,
MetLife of CT Fund UL III for Variable Life Insurance
Metropolitan Life Variable Annuity Separate Account I
Metropolitan Life Variable Annuity Separate Account II
Met Investors Series Trust
MetLife Investors Variable Annuity Account One
MetLife Investors Variable Annuity Account Five
MetLife Investors Variable Life Account One
MetLife Investors Variable Life Account Five
MetLife Investors USA Separate Account A
MetLife Investors USA Variable Life Account A
First MetLife Investors Variable Annuity Account One
General American Separate Account Eleven
General American Separate Account Twenty-Eight
General American Separate Account Twenty-Nine
General American Separate Account Two
Security Equity Separate Account Twenty-Six
Security Equity Separate Account Twenty-Seven
Metropolitan Life Separate Account E
Metropolitan Life Separate Account UL
Metropolitan Tower Life Separate Account One
Metropolitan Tower Life Separate Account Two
Paragon Separate Account A
Paragon Separate Account B
Paragon Separate Account C
Paragon Separate Account D
Metropolitan Series Fund, Inc.

(b) MetLife Investors Distribution Company is the principal underwriter for the Contracts. The following persons are officers and managers of MetLife Investors Distribution Company. The principal business address for MetLife Investors Distribution Company is 5 Park Plaza, Suite 1900, Irvine, CA 92614.

NAME AND PRINCIPAL           POSITIONS AND OFFICES
BUSINESS ADDRESS             WITH UNDERWRITER
--------------------------   ----------------------------------------------------------------
Michael K. Farrell           Director
10 Park Avenue
Morristown, NJ 07962

Craig W. Markham             Director and Vice President
13045 Tesson Ferry Road
St. Louis, MO 63128

William J. Toppeta           Director
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Paul A. Sylvester            President, National Sales Manager- Annuities & LTC
10 Park Avenue
Morristown, NJ 07962


NAME AND PRINCIPAL           POSITIONS AND OFFICES
BUSINESS ADDRESS             WITH UNDERWRITER
--------------------------   ----------------------------------------------------------------
Elizabeth M. Forget          Executive Vice President, Investment Fund Management & Marketing
260 Madison Avenue
New York, NY 10016

Paul A. LaPiana              Executive Vice President, National Sales Manager-Life
5 Park Plaza
Suite 1900
Irvine, CA 92614

Richard C. Pearson           Executive Vice President, General Counsel and Secretary
5 Park Plaza
Suite 1900
Irvine, CA 92614

Andrew Aiello                Senior Vice President, Channel Head-National Accounts
5 Park Plaza
Suite 1900
Irvine, CA 92614

Jeffrey A. Barker            Senior Vice President, Channel Head-Independent Accounts
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Douglas P. Rodgers           Senior Vice President, Channel Head-LTC
10 Park Avenue
Morristown, NJ 07962

Myrna F. Solomon             Senior Vice President, Channel Head-Banks
501 Boylston Street
Boston, MA 02116

Leslie Sutherland            Senior Vice President, Channel Head-Broker/Dealers
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

John C. Kennedy              Senior Vice President, Channel Head-Wirehouse
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Curtis Wohlers               Senior Vice President, Channel Head-Planners
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Jay S. Kaduson               Senior Vice President
10 Park Avenue
Morristown, NJ 07962

Eric T. Steigerwalt          Treasurer
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Peter Gruppuso               Vice President, Chief Financial Officer
485-E US Highway 1 South
Iselin, NJ 08830

Debora L. Buffington         Vice President, Director of Compliance
5 Park Plaza
Suite 1900
Irvine, CA 92614


NAME AND PRINCIPAL           POSITIONS AND OFFICES
BUSINESS ADDRESS             WITH UNDERWRITER
--------------------------   ----------------------------------------------------------------
David DeCarlo                Vice President
5 Park Plaza
Suite 1900
Irvine, CA 92614

Charles M. Deuth             Vice President, National Accounts
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Paul M. Kos                  Vice President
5 Park Plaza
Suite 1900
Irvine, CA 92614

Deron J. Richens             Vice President
5 Park Plaza
Suite 1900
Irvine, CA 92614

Cathy Sturdivant             Vice President
5 Park Plaza
Suite 1900
Irvine, CA 92614

Paulina Vakouros             Vice President
260 Madison Avenue
New York, NY 10016


(c) Compensation from the Registrant. The following commissions and other compensation were received by the Distributor, directly or indirectly, from the Registrant during the Registrant's last fiscal year:


                                                  (2)
                  (1)                      NET UNDERWRITING          (3)              (4)
           NAME OF PRINCIPAL                 DISCOUNTS AND     COMPENSATION ON     BROKERAGE             (5)
              UNDERWRITER                     COMMISSIONS         REDEMPTION      COMMISSIONS    OTHER COMPENSATION
           -----------------               ----------------    ---------------    -----------    ------------------
MetLife Investors Distribution
  Company..............................      $128,299,602             $0               $0                $0



ITEM 30. LOCATION OF ACCOUNTS AND RECORDS

MetLife Insurance Company of Connecticut




1300 Hall Boulevard





Bloomfield, CT 06002-2910


ITEM 31. MANAGEMENT SERVICES

Not Applicable.

ITEM 32. UNDERTAKINGS

The undersigned Registrant hereby undertakes:

(a) To file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen months old for so long as payments under the variable annuity contracts may be accepted;

(b) To include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information; and

(c) To deliver any Statement of Additional Information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request.

The MetLife Insurance Company of Connecticut hereby represents:

(a) That the aggregate charges under the Contracts of the Registrant described herein are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by MetLife Insurance Company of Connecticut.

                                   SIGNATURES


As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of Morristown, and State of New Jersey, on this 20th day of November 2008.


          METLIFE OF CT SEPARATE ACCOUNT ELEVEN FOR VARIABLE ANNUITIES
                                  (Registrant)

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                                   (Depositor)


                                        By:      /s/ MICHAEL K. FARRELL

                                            ------------------------------------
                                                Michael K. Farrell, President

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on the 20th day of November 2008.




         /s/ *MICHAEL K. FARRELL                  President and Director
---------------------------------------------
             (Michael K. Farrell)

          /s/ *STANLEY J. TALBI                   Executive Vice President and Chief
---------------------------------------------        Financial Officer
              (Stanley J. Talbi)

      /s/ *JOSEPH J. PROCHASKA, JR.               Executive Vice President and Chief
---------------------------------------------        Accounting Officer
          (Joseph J. Prochaska, Jr.)

        /s/ *WILLIAM J. MULLANEY                  Director
---------------------------------------------
            (William J. Mullaney)

           /s/ *LISA M. WEBER                     Director
---------------------------------------------
               (Lisa M. Weber)




                                        By:       /s/ MICHELE H. ABATE
                                            ------------------------------------
                                             Michele H. Abate, Attorney-in-Fact
* MetLife Insurance Company of Connecticut. Executed by Michele H. Abate on behalf of those indicated pursuant to powers of attorney filed herewith.

                                  EXHIBIT INDEX


1(c)   Board Resolutions

3(a)   Form of Distribution and Principal Underwriting Agreement

9      Opinion of Counsel

10     Consent of Deloitte & Touche LLP

13     Powers of Attorney